SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 19 October 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
2006 Updated U.S. $4,000,000,000 Commercial Paper Program Private Placement Memorandum
Telstra’s turbo-charged, nationwide mobile broadband network goes live
Telstra transformation ahead of schedule
Investor Day — slide presentation by CEO Sol Trujillo
Investor Day — slide presentation by Chief Operations Officer, Telstra Operations
Investor Day — slide presentation by Bill Stewart GMD Strategic Marketing
Investor Day — slide presentation by Group Managing Director, Telstra Product Management
Investor Day — slide presentation by David Moffatt GMD Consumer Marketing & Channels
Investor Day — slide presentation by Group Managing Director, Telstra Business
Investor Day — slide presentation by David Thodey GMD Telstra Enterprise and Government
Investor Day — slide presentation by Group Managing Director, BigPond
Investor Day — slide presentation by Bruce Akhurst CEO Sensis
Investor Day — slide presentation by Chief Financial Officer & Group Managing Director, Finance & Administration
CEO Letter to Shareholders
AMENDED — Investor Day — slide presentation by Chief Operations Officer, Telstra Operations
Transcript of presentation by CEO Telstra at the Telstra Investor Day
Transcript of Analyst & Media Q & A at the Telstra Investor Day
Telstra 3 Share Offer Prospectus
Telstra 3 Institutional Offering Memorandum
Telstra 3 Share Offer Appendix
Telstra 3 — 2006 Supplemental Information
Telstra 3 — New Zealand Investment Statement

Telstra 3 Share Offer — T3 Institutional Investor Presentation, New York
Transcript of Analyst Briefing at the Telstra Investor Day
Telstra 3 — Canadian Offering Memorandum
Telstra 3 Share Offer — T3 Retail Broker Roadshow Presentation
2006 updated Debt Issuance Program Information Memorandum
2006 Updated New Zealand Commercial Paper Program Information Memorandum

3 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
2006 Updated U.S. $4,000,000,000 Commercial Paper Program Private Placement Memorandum
Attached is a copy of the 2006 updated U.S. $4,000,000,000 Commercial Paper Program Private Placement Memorandum to be issued by Telstra on 3 October 2006.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
(ACN 051 775 556)
U.S. $4,000,000,000
Privately Placed Commercial Paper Program
THE NOTES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR ANY OTHER APPLICABLE SECURITIES LAW. BY ITS ACCEPTANCE OF NOTES THE PURCHASER (A) ACKNOWLEDGES THAT, IF IT IS A “QUALIFIED INSTITUTIONAL BUYER” AS THAT TERM IS DEFINED IN RULE 144A UNDER THE SECURITIES ACT, (1) IT IS PURCHASING NOTES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND (2) IT IS AWARE THAT THE SELLER MAY RELY ON AN EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, (B) REPRESENTS THAT IT IS EITHER (1) AN INSTITUTIONAL ACCREDITED INVESTOR, AS THAT TERM IS DEFINED IN RULE 501(a) (1), (2), (3) OR (7) UNDER THE SECURITIES ACT, THAT HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING AND BEARING THE ECONOMIC RISK OF AN INVESTMENT IN THE NOTES, INCLUDING, WITHOUT LIMITATION, A BANK, AS DEFINED IN SECTION 3(a)(2) OF THE SECURITIES ACT, WHETHER ACTING IN ITS INDIVIDUAL OR FIDUCIARY CAPACITY, PROVIDED THAT, IF ACTING IN A FIDUCIARY CAPACITY, IT HAS SOLE INVESTMENT DISCRETION WITH RESPECT TO ANY ACCOUNT FOR WHICH IT IS PURCHASING A NOTE, (2) A FIDUCIARY OR AGENT (OTHER THAN A U.S. BANK OR SAVINGS AND LOAN ASSOCIATION OF THE TYPE DESCRIBED IN CLAUSE (B) (1)) PURCHASING NOTES FOR AN ACCOUNT WHICH IS AN INSTITUTIONAL ACCREDITED INVESTOR THAT ITSELF POSSESSES SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING AND BEARING THE ECONOMIC RISK OF AN INVESTMENT IN THE NOTES OR WITH RESPECT TO WHICH SUCH PURCHASER HAS SOLE INVESTMENT DISCRETION, OR (3) A QUALIFIED INSTITUTIONAL BUYER AND (C) AGREES THAT, THE NOTES ARE NOT BEING ACQUIRED WITH A VIEW TO DISTRIBUTION AND (1) ANY RESALE OF SUCH NOTES WILL BE MADE ONLY (I) TO THE ISSUER, (II) TO ANY OF THE DEALERS DESIGNATED BY THE ISSUER AS SUCH ON THE ISSUER’S U.S. COMMERCIAL PAPER PROGRAM, NONE OF WHICH THE PURCHASER OF NOTES ACKNOWLEDGES SHALL HAVE AN OBLIGATION TO ACQUIRE NOTES, (III) THROUGH ANY SUCH DEALER TO AN INVESTOR REASONABLY BELIEVED BY SUCH DEALER TO BE AN INSTITUTIONAL ACCREDITED INVESTOR OR REASONABLY BELIEVED TO BE A QUALIFIED INSTITUTIONAL BUYER, IN EITHER CASE, ONLY IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT, OR (IV) TO A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, AND IN EACH OF CASES (I) TO (IV), ONLY IN A MINIMUM AMOUNT OF U.S.$250,000 FOR EACH HOLDER OF NOTES REPRESENTED HEREBY OR ACCOUNT TO WHICH NOTES MAY BE SOLD OR TRANSFERRED, AND (2) THAT SUCH NOTE WILL BEAR A LEGEND SUBSTANTIALLY AS SET FORTH IN THIS PARAGRAPH.
NO PROSPECTUS OR OTHER DISCLOSURE DOCUMENT IN RELATION TO THE NOTES HAS BEEN LODGED WITH OR REGISTERED BY THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE AUSTRALIAN STOCK EXCHANGE LIMITED. ACCORDINGLY:
(I)	NO NOTE, OR ANY INTEREST OR RIGHT IN RESPECT OF A NOTE, MAY BE OFFERED FOR SUBSCRIPTION OR PURCHASE;

(II)	NO INVITATION TO SUBSCRIBE FOR OR TO BUY A NOTE OR ANY INTEREST OR RIGHT IN RESPECT OF A NOTE, MAY BE MADE; AND

(III)	THE PRIVATE PLACEMENT MEMORANDUM OR OTHER OFFERING MATERIAL RELATING THERETO MUST NOT BE DISTRIBUTED IN THE COMMONWEALTH OF AUSTRALIA, ITS TERRITORIES OR POSSESSIONS, UNLESS:

(A)	THE MINIMUM AGGREGATE CONSIDERATION PAYABLE BY EACH OFFEREE IS AT LEAST AUD$500,000 (DISREGARDING MONEYS LENT BY THE OFFEROR OR ITS ASSOCIATES) OR THE OFFER OR INVITATION OTHERWISE DOES NOT REQUIRE DISCLOSURE TO INVESTORS IN ACCORDANCE WITH PART 6D.2 OF THE CORPORATIONS LAW OF AUSTRALIA; AND

(B)	SUCH ACTION COMPLIES WITH ALL APPLICABLE LAWS AND REGULATIONS.
AN ASSOCIATE (AS DEFINED IN SECTION 128F OF THE INCOME TAX ASSESSMENT ACT OF 1936 OF AUSTRALIA (“TAX ACT”)) OF TELSTRA CORPORATION LIMITED (“TELSTRA”) (“ASSOCIATE”) MAY NOT (DIRECTLY OR INDIRECTLY) ACQUIRE THE NOTES ISSUES BY TELSTRA (“TELSTRA NOTES”) OR ANY INTEREST IN OR RIGHT IN RESPECT OF THE TELSTRA NOTES (OTHER THAN SUCH A PERSON WHO ACQUIRES SUCH NOTES OR SUCH INTEREST OR RIGHT THEREIN, IN THE CAPACITY OF A DEALER, MANAGER OR UNDERWRITER IN RELATION TO THE PLACEMENT OF THE TELSTRA NOTES).
EACH PERSON WHO ACQUIRES A TELSTRA NOTE OR SUCH INTEREST OR RIGHT BY SUCH ACQUISITION WARRANTS TO TELSTRA THAT SUCH PERSON IS NOT AN “ASSOCIATE” OF TELSTRA.
ANY “ASSOCIATE” OF TELSTRA WHO HOLDS A TELSTRA NOTE OR ANY INTEREST IN OR RIGHT IN RESPECT OF THE TELSTRA NOTES WILL NOT BE ENTITLED TO RECEIVE ANY PAYMENT OF ADDITIONAL AMOUNTS FROM TELSTRA IN RESPECT OF ANY AMOUNT DEDUCTED BY TELSTRA ON ACCOUNT OF AUSTRALIAN INTEREST WITHHOLDING TAX FROM THE INTEREST (OR AMOUNTS IN THE NATURE OF INTEREST) PAYABLE UNDER THE TELSTRA NOTES.
PLACEMENT AGENT:
Merrill Lynch Money Markets Inc.
(Up to 270 days from date of issue)
Merrill Lynch, Pierce, Fenner & Smith Incorporated
(Beyond 270 days and up to 365 days from date of issue)
The date of this Private Placement Memorandum is October 2006

TERMS OF U.S. COMMERCIAL PAPER NOTES (THE “NOTES”)

Securities:	Unsecured Notes, ranking pari passu as to priority of payment with all other unsecured and unsubordinated indebtedness of Telstra Corporation Limited (the “Company”, “Issuer” or “Telstra”), except indebtedness mandatorily preferred by law.

Amount:	Not exceeding at any one time outstanding an aggregate face or principal amount of U.S. $4,000,000,000.

Exemption:	The Notes are exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder, and cannot be resold or otherwise transferred unless registered or an exemption from registration is available.

Offering Price:	Par less a discount representing an interest factor or, if the Notes are interest bearing, at par.

Interest Rates or Discount Factors:	As agreed upon by the purchaser and the Company.

Interest Discount Payments:	Payable at maturity.

Face or Principal Amounts:	U.S. $250,000 minimum face or principal amount.

Maturities:	Up to 365 days from date of issue.

Redemption:	The Notes will not be redeemable by the Company or subject to voluntary prepayment prior to maturity.

Form:	Each note will be evidenced by a master note (interest bearing or discount) registered in the name of the nominee of The Depository Trust Company’s nominee. Each master note (the “Book-Entry Notes”) will be deposited with the Issuing and Paying Agent as sub-custodian for The Depository Trust Company (“DTC”) or its successor. DTC will record by appropriate entries on its book-entry registration and transfer system, the respective amounts payable in respect of Book-Entry Notes. Payments by DTC participants to purchasers for whom a DTC participant is acting as agent in respect of Book-Entry Notes will be governed by the standing instructions and customary practices under which securities are held at DTC through DTC participants.

Settlement:	Unless otherwise agreed to, same-day basis, in immediately available funds.

Issuing & Paying Agent:	Citibank, N.A.
111 Wall Street, 5th Floor
New York, NY 10043

PURPOSE
This Information Memorandum has been prepared solely for private circulation to selected institutions or other sophisticated investors who are able to properly assess the risks and benefits of investing in securities, either as principal or agent. This Memorandum is not intended to provide the sole basis of any credit or other evaluation and it is not a recommendation, offer or invitation to purchase any Notes.
CREDIT RATINGS
Ratings are based on current information furnished to the rating agencies by the Company and information obtained by the rating agencies from other sources. Because ratings may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, a prospective purchaser should verify the current long-term and commercial paper ratings of the Company before purchasing Notes.
Ratings are not a recommendation to purchase, hold or sell the Notes, inasmuch as the ratings do not comment as to market value or suitability for a particular investor. Such ratings are only accurate as of the date hereof, as they have been obtained with the understanding that Standard & Poor’s Rating Group and Moody’s Investors Service, Inc. would continue to monitor the credit of the Company and make future adjustments to such ratings to the extent warranted. The ratings may be changed, superseded or withdrawn, and therefore, a prospective purchaser should check the current ratings before purchasing the Notes.
The credit ratings of the Issuer can be found at:
www.moodys.com and www.standardandpoors.com.
COMPANY INFORMATION
We are Australia’s leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia and certain overseas countries.
Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access and content;

•	a comprehensive range of data and Internet services (including through Telstra BigPond®, Australia’s leading Internet service provider (ISP));

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

•	advertising, search and information services (through Sensis, Australia’s leading directory and search company); and

•	cable distribution services for FOXTEL’s cable subscription television services.

Our international business includes CSL New World Mobility Group (“CSL”), one of Hong Kong’s leading mobile operators, TelstraClear Limited (“TelstraClear”), the second largest full service carrier in New Zealand and Reach Ltd (“REACH”), a provider of global connectivity and international voice and satellite services, as well as SouFun, China’s leading real estate and home furnishings website.
One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.
INCORPORATION BY REFERENCE
The Issuer’s Annual Accounts are incorporated by reference in, and form part of, this Information Memorandum.
Copies of the Accounts may be downloaded from the following internet location:
www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
All announcements provided by the Issuer to the Australian Stock Exchange Limited pursuant to the Issuer’s continuous disclosure obligations under the Corporations Act 2001 are incorporated by reference in, and form part of, this Information Memorandum.
Copies of these announcements may be downloaded from the following internet location:
www.telstra.com.au/abouttelstra/investors/asx_announcements.cfm.
To the extent that a statement contained in a subsequent document which is or is deemed to be incorporated in this Information Memorandum by reference modifies or supersedes any earlier statement, that earlier statement is modified or superseded for the purpose of this Information Memorandum
Any other questions can be directed to:
Investor Marketing Department
Merrill Lynch Money Markets Inc.
4 World Financial Center — 11th Floor
New York, New York 10080
(212) 449-4843

AUSTRALIAN INTEREST WITHHOLDING TAX
In the event the Company is required by law to withhold or make any deduction for any taxes, levies, duties, charges, assessments or other governmental charge imposed by the Commonwealth of Australia or any political subdivision or taxing authority thereof or therein (“taxes”) from amounts payable on any Note, the Company will pay such additional amounts as will result in the receipt by the holder of such Note of an amount which, after deduction of all taxes, equals the amount that would have been payable had no such deduction or withholding been required, except that no such additional amounts will be payable with respect to any taxes that would not have been imposed but for the holder of such Note:
(a)	being a resident, domiciliary or national of, or engaging in business or maintaining a permanent establishment or being physically in, the Commonwealth of Australia or any of its territories or any political subdivision thereof or having some connection with the Commonwealth of Australia other than the mere holding of such Note;

(b)	presenting such Note for payment in the Commonwealth of Australia or any of its territories or any political subdivision thereof, unless such Note could not be presented for payment elsewhere;

(c)	presenting such Note more than thirty (30) days after the date on which the payment in respect of such Note first became due and payable except to the extent that the holder would have been entitled to such additional amounts on presenting such Note for payment on the last day of such period of thirty (30) days;

(d)	failing to comply with any application certifications, information, documentation or other reporting requirements of the Commonwealth of Australia or any political subdivision or taxing authority thereof as a precondition to relief or exemption from such taxes; or

(e)	being an associate of the Issuer for the purposes of section 128F(6) of the Income Tax Assessment Act 1936 of Australia.
CONSENT TO SERVICE OF PROCESS
The Company has agreed to accept the jurisdiction of the United States District Court for the Southern District of New York and the courts of the State of New York in respect of any action instituted by the holder thereof and has irrevocably appointed CT Corporation System of 1633 Broadway, New York, New York 10019, as its authorized agent therein upon whom process may be served in any such action.

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra’s turbo-charged, nationwide mobile broadband network goes live
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release
6 October 2006	183/2006
Telstra’s turbo-charged, nationwide mobile broadband network goes live
Australia’s fastest and largest mobile broadband network, Telstra’s turbo-charged NEXT G™ is now live across Australia, built in a record ten months.
Telstra Chief Executive Officer, Mr Sol Trujillo, and the President and Chief Executive Officer of Ericsson, Mr Carl-Henric Svanberg, switched on the new NEXT G™ (3GSM 850 MHz) network today with video calls to locations across regional Australia, including Thursday Island — far north QLD, Southport — TAS, Cape Byron — NSW and Broome — WA.
Mr Trujillo said Telstra shareholders’ $1 billion investment in the world’s geographically largest national 3GSM network delivers unequalled customer reach and speed across the country and is globally acknowledged as a superior spectrum for breadth and depth of coverage.
NEXT GTM is more than 100 times bigger geographically than any other 3GSM network in Australia, delivering voice and broadband services to 98 per cent of the population.
“This is an exciting day for all Australians, no matter where they live and work,” Mr Trujillo said. “No one else, here or abroad, has built and launched such a far-reaching, high speed, wireless broadband network in less than a year. It is a versatile, high capacity network with head room for higher speeds in the months and years ahead.”
“The opportunities are vast, including service improvements in health and education, productivity improvements in business everywhere, and a competitive advantage for Telstra,” Mr Trujillo said.
Turbo-charged with High Speed Downlink Packet Access (HSDPA), NEXT GTM is up to 50 times faster than dial-up and up to five times faster than other 3GSM networks. Telstra customers will experience network download speeds averaging 550Kbps to 1.5Mbps, and peak network speeds of up to 3.6Mbps, increasing up to 14.4Mbps early next year.
Mr Svanberg said Telstra’s advanced mobile broadband network was designed and built with an evolution path to support the future technology roadmap. Ericsson expects it to reach peak network speeds of up to 40Mbps by 2009, in line with the development of global standardisation.
“The NEXT GTM network’s unprecedented scale and scope demonstrates how committed Telstra is to creating new customer experiences that match or surpass the best in the world,” he said.
Mr Trujillo said NEXT GTM is an integral part of Telstra’s plan to bring broadband to all Australians, no matter where they live, and to transform Telstra into a media communications powerhouse.
“It is a fast, simple, interactive and content rich wireless broadband service that integrates the worlds of communication, information and entertainment,” he said.
“We have created a unique ‘My Place’ menu to give our customers easy, 1-click access to nine services and applications that are most relevant to them. With a simple ‘1-touch, 1-click’ our customers can access FOXTEL, Sensis search, BigPond content, music, email, photos, downloads, maps and My Account information.”
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

In an Australian first, customers can:
•	watch 12 channels of FOXTEL exclusively on their NEXT G™ handset, including news, sport, wildlife documentaries, and children’s programs, with more to come;
•	access Telstra’s award winning BigPond Mobile service offering entertainment, news, and exclusive content including AFL, NRL, and V8 Supercars;

•	watch Warner Bros. classic movies and the BBC’s best television programs on their PCs through the BigPond Movie Download service;
•	download a music track to both their mobile and computer in 1-click; and
•	benefit from Telstra’s ‘locate me’ technology which matches their location with their information request through Sensis services such as CitySearch, WhereIs, Trading Post and Yellow Mobile.
As part of the global community of 3GSM operators, serving over two billion users, NEXT G™ has one of the world’s best international roaming footprints. Not only can Telstra customers make voice calls on their Australian NEXT G™ mobile phone in more than 140 countries, but they can access 3G services such as video calling and high speed data in 30 countries.
Telstra customers can make voice calls on their Australian mobile phone in more places while travelling overseas than on any other Australian network.
NEXT GTM customers will be able to install a NEXT GTM turbo card into their computer, providing high-speed access to the Internet for business, entertainment, or personal applications, such as browsing the web or email.
The NEXT GTM turbo card will be especially useful for business customers, allowing high speed data access across Australia and 30 countries around the world, advancing the way enterprises operate, making them more cost effective, productive and internationally competitive.
“Teleworkers at remote locations using wireless broadband and video conferencing will be able to access information traditionally stored in the office almost instantaneously while they are on the road, at the client’s office or in the back of a taxi heading to the airport,” Mr Trujillo said.
Telstra has been working with leading handset manufacturers, including Samsung, Motorola, LG and Sony Ericsson to produce an impressive NEXT GTM roadmap of approximately 30 devices that will be available over the next 18 months. At launch we have four mobiles (Samsung A701 and A501, Telstra ZTE 850/51 and LGTU500), one PDA (i-mate JASJAM) and one data card (GT Max), with Motorola next month and Palm releasing soon after.
Telstra and Ericsson will continue to extend network coverage and upgrade software for faster speeds next year in readiness for the closure of the CDMA network in 2008, when NEXT G™ coverage will be as good, or better than currently available with the older CDMA technology.
Telstra media contact:
Warwick Ponder: 02 9298 4619, 0409 369 711
Ericsson media contact:
Elizabeth Middleton: 0409 426 480
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra transformation ahead of schedule
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

6 October 2006	186/2006
Telstra transformation ahead of schedule
Telstra’s five-year plan to transform the company with integrated customer services and new high-speed networks is ahead of schedule.
Telstra CEO, Mr Sol Trujillo, said the company’s ‘plan for Australia’ had delivered a nationwide high-speed mobile broadband network in a record-breaking 10 months, and had initiated deployment of a new IP core network capable of speeds 77 times faster than today, and new switching technology with 2,000 per cent more capacity than currently available.
The company also conducted over 90,000 customer interviews, reduced unsatisfied ADSL orders by three-quarters, improved ‘on-time’ customer appointments, slowed a decline in core revenues and increased its share of the key broadband market.
“Telstra’s transformation engine is humming on all cylinders, and the most critical ones are performing best of all,” Mr Trujillo said.
“We are on or ahead of budget and delivery schedule, and we’ve been busy winning in the market with new high-speed networks, new products that are simple and integrated, and improved customer service that is more reliable and convenient,” he said.
First-year achievements
Speaking to investors in Sydney six weeks ahead of the first anniversary of his transformation plan to rebuild Telstra and bring broadband to all Australians, Mr Trujillo said Telstra had -
•	Built the world’s geographically largest national 3GSM 850 network ahead of schedule; substantially increased the coverage footprint of existing networks; and modernised over 2,000 2GSM locations with EDGE high-speed data capability.
•	Increased broadband market share from 41 to 44 per cent with sports, music and entertainment content, market-leading customer service, better integration of products and faster network speeds.
•	Improved customers’ experience with more customer appointments completed on-time and without the need for repeat visits, Customer Service Guarantee (CSG) performance rates the highest ever recorded and unsatisfied ADSL orders down by three-quarters.
•	Reduced costs by streamlining procurement, including better sourcing contracts (including $220 million expected to be saved in 2005/06 and 2006/07 using Brightstar and $500 million to be saved over a seven year supply-chain contract with IBM); exiting surplus office space of 100,000 square metres in nearly 60 office sites by the end of 2006/07; and reducing staff numbers by nearly 4,000.
•	Consolidated operations into ‘one factory’, capping or exiting 58 surplus network platforms and 115 surplus IT applications; and improving the capability of field staff with $67 million invested in training and around 10,000 new tools.

Telstra Corporation Limited ABN 33 051 775 556

Media Release
•	Initiated new technology deployments including an IP core capable of 77 times faster speeds; testing powerful soft-switches with 2,000 per cent more capacity than existing switches; installed 1.6 million DSL ports; built the $50 million Telstra Integration Lab to test network operations; and laid 460,000 kms of new backbone network fibre and 1.2 million kms of new copper lines.
•	Under market-based management, conducted over 90,000 customer interviews; upgraded 121 Telstra shops to reflect specific local market segments; and improved conversation rates in some campaigns (by up to 70 per cent) to world’s best-practice levels.
•	Expanded its role in Asia including merging its Hong Kong-based mobile operator, CSL, with New World to create the number one mobile provider in Hong Kong, and purchasing a majority stake in Chinese online real estate site SouFun.com: one of the world’s 100 most-visited websites.
•	Refocused resources on the needs of business customers with 16 new virtual business centres, new business-focused Telstra shops and the creation of a new business division.
Mr Trujillo was joined by the global heads of Ericsson, Alcatel and Accenture, who remarked on the speed, scale and success of the turnaround at Telstra.
“We have built telecommunications infrastructure across the world for 130 years, but this project is a major achievement of unprecedented scale and scope,” Mr Carl-Henric Svanberg, Ericsson President & CEO, said.
“We have worked with many of the world’s largest organisations and Telstra’s leadership team is clearly focussed and committed to delivering on the transformation and the resulting benefits for customers and shareholders,” Mr William Green, Accenture Chairman & CEO, said.
“The investments Telstra is making to transform its networks will ensure its customers have services as dynamic as those provided by the world’s leading providers,” Mr Serge Tchuruk, Alcatel Chairman & CEO, said.
Long term Management objectives updated
Telstra provided the market with updated long term management objectives up to 2009/10 —
•	Revenue growth of 2.0 to 2.5 per cent p.a. as increased revenues from 3G, IP Telephony and greater HFC penetration to some extent offset losses from adverse regulatory outcomes on FTTN enablers and ULL. New product revenue will be in excess of 30 per cent of sales revenue.
•	Cost growth of 2.0 to 3.0 per cent p.a. as the absence of FTTN removes some savings that were expected to flow from the replacement of copper lines.
•	EBITDA of 2.0 to 2.5 per cent p.a. and EBITDA margin of 46 to 48 per cent by 2009/10 because of higher cost growth.
•	Workforce numbers down by 12,000, consistent with the objective of 10,000 to 12,000 that was previously outlined and reported in November 2005.

Telstra Corporation Limited ABN 33 051 775 556

Media Release

•	Capex to sales ratio of 10 to 12 per cent of revenue by 2009/10 because of substantially reduced capex as the transformation progresses.
•	Free cashflow of $6 to $7 billion by 2009/10 (on an A-IFRS basis).
Strong performance in July & August 2006
The company also released data on its performance in the first two months of 2006/07, which will be the largest ‘spend year’ of the transformation —
•	Sales revenue is up 3.3 per cent. This includes retail broadband up 41 per cent, mobiles up 9.0 per cent and Sensis up 10.6 per cent
•	Cost growth continues up 10 per cent -. This reflects labour costs down 3.6 per cent owing to the smaller workforce; growth in cost of goods sold as volumes increase; and transformation-driven expenses, depreciation & amortisation.
•	EBIT for the two months declined 8.6 per cent compared to the company’s first-half outlook of minus 17 to minus 20 per cent, due to cost-acceleration in the first half-year due to the transformation and other one-off impacts.
•	No change to the 2006/07 outlook issued on 21 August 2006, with full-year EBIT expected to increase by 2 to plus 4 per cent, and second half EBIT to grow in the range of 37 to 40 per cent.
“Telstra is already turning the corner and we will record more impressive earnings growth as the one-off costs associated with new investment, redundancy and restructuring, and accelerated depreciation begin to subside later in fiscal year 2007,” Mr John Stanhope, Chief Financial Officer, said today.
“Telstra’s economic model is undergoing dramatic change because of our IP-based networks, integrated and simplified processes, new revenue opportunities and the roll-out of new applications and services and low incremental costs,” Mr Stanhope said.
“Telstra is a now a company on the move with the nation’s best networks, unmatched integrated content and applications, and better customer service than ever before,” Mr Trujillo concluded.

Media inquiries—	To book an interview —
Liz Jurman — 0438 399 435	Warwick Ponder — 0409 369 711
Rod Bruem — 0438 288 010	Peter Taylor — 0439 031 996
To download images from the day —
https://secure.adstream.com.au/Public/Login/Default.aspx using username: mediaroom@telstra.com & password:
mediagroup, then select ‘projects’ button on the left hand list, then select ‘Telstra Media Room project.’
Not for Release in the United States — This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not \constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration or an exemption from registration.

Telstra Corporation Limited ABN 33 051 775 556

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by CEO Sol Trujillo
In accordance with the listing rules, please find a copy of slides to be delivered by Sol Trujillo, Chief Executive Officer at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
These presentations do not relate to an offering of any shares in Telstra. You may be aware that the Commonwealth has announced its decision to undertake a public share offer of a part of its stake in Telstra. The Commonwealth has also stated that a final decision to launch an offer remains subject to market conditions being conducive for a sale which achieves the Commonwealth’s sale objectives. If a sale of any part of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of those securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.
Telstra Corporation Limited Investor Day 6 October 2006
Sol Trujillo Chief Executive Officer

1

Agenda
Restate strategy Update Educate Demonstrate Restate targets
The transformation has begun
Strategically Operationally Culturally Financially

2

Big day for the Australian telco industry
Telstra changes the game
For our customers, for our shareholders, for our competitors, for our employees
Competitive advantage is what we strive for
Winning matters
2006 — we’ve been busy

3

Customer experience
Service experience improved Brand attribution from 50% to 72% 42% of Telstra consumers using 3+ products Meeting broadband demand, on time Customers voting with their pocketbook
Revenue acceleration
Increasing
broadband, mobile
share, record volumes
PSTN decline reduced
from 7.6% in 1H06 to
5.8% in 2H06
Significant growth in
online revenue
3G post-paid ARPU
34% higher than 2G
Reducing churn

4

Innovation
Integrated BigPond/ Mobile launch at Comm. Games Fully integrated offering at NextG launch 25 unique product categories for NextG Telstra Integration Lab created
Less complexity
Simplified pricing 58 platforms capped or exited 115 IT applications exited (75 on the way) Hundreds of legacy projects cancelled Strategic vendors accelerating pace of transformation

5

Cost reduction Workforce reduced by over 3,800 FTEs*, now approaching 5,000 Capex savings of ~$ 500M in FY06 36 office sites exited (56,000 [m]2) Field productivity growing rapidly * Excludes CSL New World merger and SouFun acquisition
Business portfolio
Acquired China growth vehicle for Sensis (SouFun) New World Merger to make CSL #1 in HK mobile Focused Telstra Clear, Kaz, Reach (divested AAS) Created Telstra Business unit

6

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

7

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

8

Our Nov ‘05 transformation program

9

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

10

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

11

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

12

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

13

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

14

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

15

Our Nov ‘05 transformation program
Our Nov ‘05 transformation program

16

Our vision
To do for customers what no one else has done: Create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and government.
Superior 3G network Foxtel, Sensis, Richest needs-based Robust IP/MPLS core BigPond, Trading customer segmentation Post, SouFun Broadest fixed line Largest customer base reach and QoS Unique ability to
Broadest channels access, build, Differentiated multi- acquire and Highest brand awareness platform capability monetise Emerging competitive culture
Integrated company that will deliver a ‘1-click, 1-touch’ user experience

17

Full speed ahead
Following same 15 Nov 05 strategy “One Factory” consolidation
Improving operations and enhancing the organisation Growing revenues and margins Reach destination ahead of plan
Turned on the best wireless network in Australia / the world
Maximum peak 3GSM 3G coverage 3G services/ network speed (Mbps) (km2) products (#)
> 1.6M sq km 14.4Mbps
100
50 3.6Mbps < 10,000 384 kbps* sq km
Next best Telstra Telstra end Next best Telstra Next best Telstra competitor today Q1 2007 competitor competitor today
* Vodafone have announced plans to increase speed to 1.8 Mbps
36

18

Creating the best infrastructure
Old Telstra
Creating the best infrastructure
New Telstra

19

Creating the best infrastructure
IT system simplification 115 apps (# of OSS & BSS systems)
already 1,252 exited
80%
250
2005 2010
Creating the best infrastructure
One Factory
Network IT Simplification
Single IP/MPLS Billing and Network core Customer Care platform exits Multi-service edge Operational Systems Support Systems decommissioning Best access (Wireless, Fibre, Data centres Product set DSL, HFC) streamlining

20

Superior portfolio of content and services
Content Services EXISTING: Voice Other SMSEmailIP apps calls
ENHANCED: Enhanced MMS Transactions voice services
Video
NEW: Interactivity Mobility Telephony File sharing Blogs Adserving
Unique user experience through an integrated suite of content and services, customised to meet segment needs
41
Deepest customer understanding —Market Based Management What is MBM? Focus on the customer, and on unique segment needs Go-to-market approach delivers 70% value by meeting segment needs Higher Organising around segments conversion rates* Contribution by segment *Weighted average of 8 campaigns 42

21

We are evolving to a new digital telco economic model
Old PSTN telco New Digital Telco
Software defined
Products delivered Services delivered manually electronically
Low marginal cost
Only at Telstra
National 3GSM 850Mhz HSDPA network (NextG)
Simple “MyPlace” product menu on consumer 3G 850 phones Interactive mobile video tutorial to drive usage and ARPU Full suite of integrated content and services across multiple delivery platforms (Sensis and Foxtel available on mobile) Australian-first ‘click to call’ on sensis.com.au Australia’s first location-aware mobile search engine Australia’s first legal movie download service
44

22

Where are we operationally
Headcount was increasing, Change in FTEs* now decreasing
+1.44K
-3.86K
FY05 FY06
* Excludes CSL New World merger and SouFun acquisition
45
Where are we operationally
Headcount was increasing, Telstra Tech now decreasing Services productivity overtime
Productivity was falling, now growing
60% 15%

23

Where are we operationally
Headcount was increasing, Unsatisfied Appointments now decreasing ADSL orders met on time
Productivity was falling, now growing Up to
Service was declining, 74% over now improving 90%
Where are we operationally
Headcount was increasing, Jobs completed now decreasing right first time
Productivity was falling, now growing Up to Service was declining, now improving 96.5
Quality was declining, now improving

24

Strengthen and diversify talent base
Skills Gender Cross-sector World-Class Talent
Accenture IBM
Bruce Akhurst Fiona Balfour Geoff Booth Phil Burgess Bell South Nextel
Cingular Orange
Andrea Grant Will Irving Holly Kramer Kate McKenzie eBay Qantas
Ford Telecom Italia GE US West
Justin Milne David Moffat Michael Rocca Deena Shiff
GMH Vodafone
John Stanhope William Stewart David Thodey Greg Winn
Structure that drives rapid decision making ‘One Factory’ Shared support functions Strategic Networks IT Product Services Finance HR Corporate* Mktg Fast, clear Consistent resource reduced allocation cost services Customer facing units Int`l Wholesale (Telstra Clear, Sensis CSL New World, TC&C TCW BigPond Business TE&G SouFun Meet segment needs Customers * Corporate Includes Legal, PP&C, Head Office

25

Revenue trajectory is strong
PSTN decline was PSTN decline increasing, now
slowing
-5.8% -7.6%
1H FY06 2H FY06
51
Revenue trajectory is strong
PSTN decline was 3G ARPU vs 2G* increasing, now slowing
Mobile ARPU in key segments increasing
+34%
*Post-paid
52

26

Revenue trajectory is strong
PSTN decline was Increase in increasing, now slowing broadband share Mobile ARPU in key segments increasing
44%
Broadband share
from
increasing
41%
53
Revenue trajectory is strong
PSTN decline was Sensis revenue growth (06) increasing, now slowing $56M $55M
Mobile ARPU in key segments increasing Broadband share increasing
+50% +4%
Digital online services
Online Print
increasing significantly
54

27

Financial trajectory is on track
Revenue Cost Capex Earnings Cash flow Revenue Costs now at Maximum Trajectory Will rise after already top of curve spend in FY06 now set to one-off cost/ increasing during the and 07 (less improve capex “lumps” (3.9% in 2H06 transfor- to date than vs 1.5% 1H) mation (will original plan) come down) 55
Driving shareholder value / management objectives
As at November 05 As at October 06 Revenue growth: 2.0% to 2.5% pa FY10 2.0% to 2.5% pa to FY10
New product revenue: 20-30% of new revenue growth In excess of 30% Sales Revenue FY10 Cost: Flat to 2010 by FY10 2.0% to 3.0% pa to FY10 EBITDA ($): 3-5% pa growth through FY10 2.0% to 2.5% pa growth to FY10 EBITDA margin: 50% to 52% by FY10 46%to 48% by FY10 Workforce: Down 10-12,000 by FY10 Down 12,000 by FY10 Capex: 12% of revenue by FY10 10% to 12% of revenue by FY10 Free cash flow: $6B to $7B by FY10 $6B to $7B by FY10
* November 2005 based on reasonable regulatory outcomes which did not occur. October 2006 based on NO FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to retail prices and no further adverse regulatory outcomes.
56

28

What’s coming in FY 2007 Continue wireless upgrade path IP/MPLS core and multi-service edge turned up Transformatio n milestones: Deliver Broadband across all access platforms First release of transformed IT capability Top line growth ahead of plan Financial Changing the economics of the business performance: Headcount reduction staying ahead of plan FY07 largest spend year, reduce by FY08 Improvement in underlying financials 57
Creating a world class company
Not just best in country, but one of the best in the world Stimulating revenue while taking out costs Growing those revenues with attractive margins Real differentiation in our networks, our content and services, and our ability to meet customers’ needs Creating superior economics as a digital media telco For our shareholders, our customers and Australia
58

29

Transformation Tracking Record
Wireless
80%
Wireline
20%
IT
15%
MBM
60%
Products, content, services
30%
Organisation
50%
20% time elapsed, but on average 35% complete
59
It’s a five year journey, but the transformation is already delivering

30

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by Chief Operations Officer, Telstra Operations
In accordance with the listing rules, please find a copy of slides to be delivered by Greg Winn, Chief Operations Officer, Telstra Operations at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Telstra Corporation Limited Investor Day 6 October 2006
Greg Winn Chief Operations Officer Telstra Operations
One Factory principles
Do it once
Do it ‘right’ for the customer Do it in an integrated way Do it at low unit cost

1

Major Partners in our IT transformation
Billing and Operational Support Customer Care systems systems
Systems integration
Software packages
Meeting requirements out-of-the-box
100%
> 80% Telstra
75%
65% World Class benchmark
50%
25%
0%
Achieved out-of-the-box (Customer care & Billing)

9

Agenda
Infrastructure Simplification Tools, Training & Productivity Real Estate & Supply Chain
Our legacy networks

10

Simplification — 5-year goals set last November 100% Down 80% Down 65%
75%
50%
25%
35% 20%
0%
IT Systems Network Platforms
Agenda
Infrastructure Simplification Tools, Training & Productivity Real Estate & Supply Chain

11

Over 10,000 new tools deployed — some examples
45 new fibre 88 new long range 7,900 new gas splicing machines optical fault finders detection units
Deploying GPS units in our field fleet

12

Best ever service
Getting there Getting it right on time... first time...
Other “good volumes“are up too...
Residential faults cleared Fault calls answered Technician without a truck roll within 20 seconds productivity

13

Procurement and Supply Chain
We are delivering on our commitments On track
Launch nationwide 3G 850 network
Build single IP/MPLS core with Ethernet aggregation Cap or exit 65% of network platforms Decommission 80% of IT systems Transform billing, care and operational support systems Achieve staff reductions of 10-12,000 over five years
...While improving customer experience

16

The bottom line
Transforming the business while simultaneously improving customer experience
One Factory principles
Measurable outcomes
On track, on budget, ahead of schedule

17

We’ve been busy
Laid
Laid Installed 460,000km 1.2 million km 1.6 million of fibre optic of copper new cable in our cable DSL ports backbone
Built
Added 400,000 Built 3G Installed over 11,000 hours of network with almost high capacity battery 100X bigger 10,000 E1 core backup geographic transmission transmission capacity area solutions links
Changing the Deployed over
Construction Equipped over way we over 10,00010,000 teams have 3,000 vehicles schedule new tools driven over with GPS
25,000 jobs to our field 70 million km every day staff
Agenda
Infrastructure Simplification Tools, Training & Productivity Real Estate & Supply Chain

2

Agenda
Infrastructure Simplification Tools, Training & Productivity Real Estate & Supply Chain
Wireless transformation

3

Building Next G in Far North Queensland
Wireline transformation
Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost
Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

4

Wireline transformation
Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost
Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs
Filled with large Large exchange buildings switching installations

5

Migrating to compact softswitches with massive capacity
Telstra Integration Laboratory

6

Wireline transformation
Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost
Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs
Wireline transformation
Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost
Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

7

Wireline transformation
Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost
Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs
IT transformation
Billing and Operational Support Customer Care systems systems
Transformation timeline over 3-5 years Tangible benefits starting in 2006
Systems will be integrated and customer-centric A few proven world class partners Commercial off-the-shelf packages

8

Major Partners in our IT transformation
Billing and Operational Support Customer Care systems systems
Systems integration
Software packages
Meeting requirements out-of-the-box
100%
> 80% Telstra
75%
65% World Class benchmark
50%
25%
0%
Achieved out-of-the-box (Customer care & Billing)

9

Agenda
Infrastructure Simplification Tools, Training & Productivity Real Estate & Supply Chain
Our legacy networks

10

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by Bill Stewart GMD Strategic Marketing
In accordance with the listing rules, please find a copy of slides to be delivered by Bill Stewart GMD Strategic Marketing at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Telstra Corporation Limited Investor Day 6 October 2006
William J. Stewart Group Managing Director Strategic Marketing
Market Based Management
Channel Impacts
Today 74% Success Up-lift
MBM
Execution Today
14 Million 5 Million

Last Investor Day
Transform Telstra Drive results
— Market share — ARPU — Loyalty and customer retention
Last Investor Day
Right customer systems and tools Manage success by customers rather than product
Data Insight Planning, Execution, Measurement
Modelling Campaign Intelligent Scripting Call Centre Data Warehouse Reporting and Scoring Management Dealer/Shops Web/IVR
Shop/Dealer Order Capture Load Reporting CCDW Data Mart Web Trouble Ticketing IVR
Enterprise
Data Warehouse Transform Customer Account Campaign Management Channels Call Centre Modelling/ Scoring List and Intelligent Scripting Advertising Agency Fault Capture/ Extract Individualisation/ Householding Customer Analytic Record Mgt Sales Force Automation

Market-Based Management
Customer intimacy 146 Programs 400,000 interviews 90,000 Segmentation Organisation Design & People
Market-Based Management Training & Culture — Phase I: 180 managers — Phase II: 1,100 managers — Phase III: 26,000 employees

Market-Based Management Product Innovation
· Customer at the centre
· Customer insight at each step
Market-Based Management
Segmented Brand, Advertising & Promotions
— 25% to 50% improvement in efficiency

Market-Based Management
Channel enhancements
Market-Based Management
Customer Systems & Databases Single customer view Segment tagging Automated campaign management PARS performance system

Channel Impact
Sales Programs to-date
— More than 5m customer contacts
50% 45% —Rate 74% / Baseline 8% 44% —Incremental 400,000 40% successes 31% 30% —Cost per acquisition reduced 30% 35% 22% 20% 20% 20% The future 20% 15%
15% 12%
— Uplift 10% -12% 10%
10%
— By EOY’06 10m annual contacts 0%
50,000 320,000 180,000 2,400,000 440,000 330,000

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam
Investor Day — slide presentation by Group Managing Director, Telstra Product Management
In accordance with the listing rules, please find a copy of slides to be delivered by Holly Kramer, Group Managing Director, Telstra Product Management at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

How Telstra is creating unique competitive advantage with our products

Holly Kramer
Group Managing Director
Telstra Product Management

Only with Telstra...

Telstra

Customer experience	1 click, 1 touch, 1 screen customer experience
Integrated services	Integrated across access types
Unique brand assets	Telstra · BIGPOND · FOXTEL · sensis
World class network assets & capabilities	wireless 3G 850 HSDPA · wireline IP MPLS CORE · wireline FIXED ACCESS

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SPECIAL EVENT
2006 AUSTRALIAN FASHION WEEK
Find out what's in and what's out this upcoming year!
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Fiji
31 August 2006
7:30PM
Snorkeling around the reef the water was crystal clear and really clean....
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1 August 2006
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Had a really great time at Mikes BBQ this weekend. Loads of friends, food and lots of laughs. Mike just brought the BBQ on Thursday, so he was having fun being the chef for the day... although he burnt just about all the meat...
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Mikes BBQ
14 Sept 2006
8:00PM
Had a really great time at Mikes BBQ this weekend. Loads of friends, food....
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(Dual Download)
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This Dual Download track will cost $2.99 & be charged to your Telstra mobile bill. You won't be charged data fees to download this track to your mobile phone.
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WhereIs
Directions
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1-3 of 3 steps
Start: Queen St (Lonsdale St)Melbourne VICTORIA
Go NorthWest on QUEEN ST toward LONSDALE ST 3m >>
Right LONSDALE ST 89m >>
Left HARDWARE LA 48m >>
End: 75 Hardware LaMelbourne VIC

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WhereIs
Directions
Step Details: 3 of 3
Left QUEEN ST 3m
QUEEN ST
QUEEN ST
FINLAY LA
End
GOLDIE
CROWN PL
30 m
©2006

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10: 20 am
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NathanB@bigpond.com
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Administrator
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MyAccount
Online Bill
Welcome Steven
We will debit your nominated account on 18 Mar.
Current Balance: $15.00
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MyAccount
Previous Balance 23.05
We Received 23.05
Adjustments 1.00cr
Balance $1.00cr
Current Bill Activity
Bill Charges 16.00
Total $15.00
Pay by 11 Mar 06
Pay Current Bills
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$0

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SENDING MESSAGE
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MESSAGE SENT
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RECIEVED
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ARPU $18 $0

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$18

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SARAH
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ARPU

$18

$0

[redacted]

MESSAGE RECIEVED
READ BACK
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$18
ARPU
$0

SARAH
Please get some milk on the way home
OPTIONS
Telstra
SARAH
Please get some milk on the way home
OPTIONS
OK

Integrated services for consumers

$18
ARPU
$0

Telstra
OK
BACK
C
Telstra
OK
BACK
C

Integrated services for consumers

$18
ARPU
$0

Telstra
OK

Integrated services for consumers

ARPU
$18
$0

Telstra
OK

Integrated services for consumers

$18
ARPU
$0

MUSIC
Checkout.
Telstra
MUSIC
Muse
Supermassive Black Hole
Preview
Buy Tone
Buy Full Track
(Dual Download)
Preview Music Video
OK
C

Integrated services for consumers

ARPU
$18
$0

MUSIC
Checkout
Telstra
Now Playing
OPTIONS
EXIT
OK

Telstra

Integrated services for consumers

ARPU

$18
$0

MUSIC
Checkout
MUSIC
Checkout

Integrated services for consumers

$18
ARPU
$0

Telstra
BIGPOND
OK
BACK

Integrated services for consumers

$18
ARPU
$0

Telstra
BIGPOND
OK
BACK
C

Integrated services for consumers

ARPU

$18

$0

Telstra
BIGPOND

Telstra

Integrated services for consumers

ARPU

$18
$0

Telstra
BIGPOND
OK
C

Telstra

Integrated services for consumers

$18
ARPU
$0

Telstra
BIGPOND
OK

Telstra

Integrated services for consumers

$18
ARPU
$0

Telstra
BIGPOND
BIGPOND PHOTOS
OK

Integrated services for consumers

$18
ARPU
$0

BIGPOND PHOTOS
Telstra
BIGPOND PHOTOS
OK

Integrated services for consumers

$18
ARPU
$0

MOVIES
Click here to make your city more exciting
citysearch
THE GOSPEL
Featured Downloads
How the Downloads Service Works
Telstra
My Place
Select
Back
OK

Integrated services for consumers

$18
ARPU
$0

MOVIES
Click here to make your city more exciting
citysearch
THE GOSPEL
Featured Downloads
Telstra
Welcome to FOXTEL by Mobile TV for people on the move!
Free Preview
Subscribe
NEWS & SPORT
SKY NEWS Headlines
SKY NEWS Business
CNN
FOX SPORTS News
ENTERTAINMENT
OK

Integrated services for consumers

ARPU

$18
$0

ALL CHANNELS
Telstra
FOX8
THE COMEDY CHANNEL
E! Entertainment
Fashion TV
FUN & ADVENTURE
Discovery Mobile
Disney Channel
MTV
Union - Extreme Sports
OK

Telstra

Integrated services for business

Telstra
John calling...

Integrated services for business

Telstra
1 missed call
OK

Telstra

Integrated services for business

Telstra
1 new voice message.
OK

Integrated services for business

Telstra
VIDEO
CONFRENCE
CALL
OK
C

Telstra

Integrated services for business

Calling
Workgroup 1
KENT ST
1.5 km

Telstra

Integrated services for business

KENT ST
CROSS
1.5 km

Integrated services for business

Telstra
Job End
07-11-2005
19:53:21
Job No:
1245
Comment
SUBMIT
BACK
OK
ZTE Phone
ZTE Phone 2
Walsh Bay
Dawes Point
Millers Point
Darling Harbour
Woolloomooloo

Our vision

Telstra

A world of one click solutions that are simple to use and valued by customers

Driving a new customer experience

- One Click Approach
- Personalisation & Customisation
- Customer Research
- User-Centred Design

Design

Evaluate

Optimal Customer Experience Design & Outcome

Telstra

Only with Telstra...

Customer experience	1 click, 1 touch, 1 screen customer experience
Integrated services	Integrated across access types
Unique brand assets	Telstra · BIGPOND · FOXTEL · sensis
World class network assets & capabilities	wireless 3G 850 HSDPA · wireline IP MPLS CORE · wireline FIXED ACCESS

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam
Investor Day — slide presentation by David Moffatt GMD Consumer Marketing & Channels
In accordance with the listing rules, please find a copy of slides to be delivered by David Moffatt GMD Consumer Marketing & Channels at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

David Moffatt
Group Managing Director
Consumer Marketing & Channels

Evidence is in the results

Already this year in Consumer

- Mobile revenue 10% ↑
- Homeline subscribers 120k ↑
- PSTN Churn 80% ↓

3G subscribers*

418k
628k
Jun 06
Aug 06

* Total Telstra

Transformation has already begun to deliver benefits...

2

Our consistent focus

Growing our business	Delivering on integration and innovation
Operational excellence	Delivering for the customer
'Only with Telstra'	Building differentiation in a competitive market

A business model for sustainable profitable growth

3

Telstra

Growing 3G wireless

- Market leadership in 3G by May 2007
- Leading 3G postpaid growth
- 10% of postpaid base now 3G

3G subscribers - % of total subscribers*
* Total Telstra
0%
7%
25%
Jun 05
Aug 06
Jun 08
Postpaid 3G subscribers - % of total postpaid*
0%
6%
10%
Jun 05
Jun 06
Aug 06
* Total Telstra

...winning and retaining higher ARPU customers

4

Growing data revenues

Mobile data
- % total mobile services revenue*
14%
18%
28%
Jun 05
Jun 06
Jun 08
* Total Telstra

- Increasing data usage
- 3G customers using more content, more often
- Integration of BigPond wireless mobile and broadband

Increased 3G penetration is ensuring sustainable revenue streams

5

Telstra

Growing broadband

- Leveraging customer relationships – PSTN/dial-up
- Segmented bundles promoting different speed, content and technologies

Broadband as a % of Internet subscribers*
42%
59%
80%
Jun 05
Jun 06
Jun 08

* Total Telstra

...through integrating core communication services

6

Telstra

Multi-product growth

- Integrated value added services
- Accelerated growth in 3-4 product customer base
- Higher product holdings reduce churn

% of multi-product customers*
32%
38%
60%
Jun 05
Jun 06
Jun 08
* Consumer only

Our customers are choosing Telstra for more...

7

Telstra

First contact resolution

- Making customer interactions count
- Increased customer satisfaction
- Focus on quality of service

Customer satisfaction of contact resolution*

78%
85%
Jun 06
Jun 08

* Consumer only

...delivering a better customer experience

8

Telstra

Building better service

- Customer demand for the convenience of self-service channels is increasing
- Enable segmented customer experience via all self-service channels

Self service transactions
- % total transactions*
16%
50%
Jun 06
Jun 10

* Consumer only

Integrated Services

- FOXTEL on your mobile
- Fixed SMS

Transformation will deliver service, revenue and cost benefits...

9

Telstra

Our consistent focus

Growing our business	Delivering on integration and innovation
Operational excellence	Delivering for the customer
'Only with Telstra'	Building differentiation in a competitive market

A business model for sustainable profitable growth

10

Telstra

Our framework

Design
Deliver
Develop capabilities

- Understanding customer needs
- Delivering on the customer experience
- Constantly learning and improving
- At the lowest possible system cost

...to operationalise sustainable growth

11

Telstra

Our business model

Revenue drivers

- Retention and growth of the core through:
  - Segment specific offers
  - Broader and segmented distribution

Cost drivers

- Channel realignment
- Targeted advertising
- Cost per contact
- Overheads
- Improvement in strike rates

...from concept to cashflow

12

Our design foundation

- Extensive research
- Segments identified and tagged
- Segment teams operational
- Channel activity aligned

Market-based management is implemented

13

Our delivery plan

- Segmented customer offers
- Segment driven channels
- Customer experience
  - Quality of Service
  - First contact resolution
  - Customer satisfaction

...while focusing on the customer every step of the journey

14

Telstra

Developing our capabilities

- Marketing Academy
- Ongoing customer research
- Listening to customer feedback
- Scorecards and dashboards
- Systems transformation
- Working with industry partners

...to accelerate the momentum shift for long term sustainability

15

Telstra

Our consistent focus

Growing our business	Delivering on integration and innovation
Operational excellence	Delivering for the customer
'Only with Telstra'	Building differentiation in a competitive market

A business model for sustainable profitable growth

16

Telstra

Customer segmented offers

New Telstra Homeline™ Ultimate. Make unlimited local & STD® calls for just $89.90 a month.
Find out more

A program of offers

- Australian Street Idol
- TicTalk kids phone
- Cable Extreme packages
- Seniors mobile plan
- Homeline Ultimate plans

...building trust in the Telstra brand

17

Telstra

Segment focused channels

- Specialised training by segment
- Targeted calling time by segment
- Segment specific scripts

...focusing on the individual customer

18

Telstra

Broader branded presence and better customer experience

- More Telstra shops
- Improved store layout
- Mobile ready for use

...it's all about the customer experience

20

Telstra Country Wide's regional commitment

- Growth through innovative local area marketing and sales solutions
- Part of community and accountable for results
- Working with segments to accelerate revenue

Local presence, knowledge and solutions drives sales

21

Telstra

Integration through our Next G Network

- High speed national network
- Customised handsets
  one-click interface
- Exclusive content
- Consistent experience
- Segmented offers
- Segment specific applications

BigPond
Email
Music
Downloads
Mobile
TV
Search
Maps
Photos
My Account
My Place

Only Telstra can offer 1-click access from more places

22

Telstra

We have invested for the future

Growing our business

Operational excellence

'Only with Telstra'

Delivering on integration and innovation

Delivering for the customer

Building differentiation in a competitive market

Clear vision, great momentum...a model for growth!

23

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by Group Managing Director, Telstra Business
In accordance with the listing rules, please find a copy of slides to be delivered by Deena Shiff, Group Managing Director, Telstra Business at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Deena Shiff Group Managing Director Telstra Business
Telstra Business was established to address the unique needs of SMEs

1

2005/06 Performance Strong growth in Mobile and Broadband Telstra Business revenue base unable to offset decline in PSTN weighted toward PSTN Telstra Business: 2005/06 Performance Telstra Business: 2005/06 Revenue Split -1.5% $3,099 Mobiles 28% 4% $3,053 5% Internet 9% & IP 7% Other 15% -9% PSTN 50% 04/05 PSTN Mobiles Internet Other 05/06 Actual & IP Actual
Turning around the business

2

Turning around the business
Sales Channel 1800 Business Online Retail Shops Indirect Channels Direct Sales

3

Turning around the business
Customer Experience
Dedicated Service Centres Case Management 24/7 Service Support Reliable Services

4

Tracking our progress: We aim to...
Slow PSTN rate of decline by 40% compared to 2005/06 Reverse Revenue Grow Mobile and Broadband above SME market rate Decline Grow Multi-Product customers from 40% to 70% by June 2009
Build Grow 3G proportion of Mobile subscribers to > 60% in 08/09 Platform for Growth Grow Broadband & IP customer penetration to > 50% in 08/09
Rebalance Revenue Grow proportion of non-Fixed Voice revenue from 40% in From Old to 05/06 to > 60% by 2008/09 New 9
Executing Against Our Strategy 2006/07 2007/08 2008/09 H1 H2
Flexible Pricing Plans
Segment-Specific Offers and Business Broadband
Solutions and Only Telstra Solutions Next-G Wireless Applications Applications
Up Skilling Business Shops Channel Sales Extended Sales Coverage Accreditation
Only Telstra
Channel
1800 Business Expand Data/IT Channel
Dedicated Business Improve Channel Customer Services Centres
Selection Only Telstra Experience Case Management Online Self-service 10

5

Thank you

6

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by David Thodey GMD Telstra Enterprise and Government
In accordance with the listing rules, please find a copy of slides to be delivered by David Thodey GMD Telstra Enterprise and Government at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited Investor Day 6 October 2006
David Thodey Group Managing Director Telstra Enterprise and Government ‘Winning in the marketplace through differentiation...’
We are on-track to meet our nine (9) commitments Major Milestones Progress made in FY 05/06 Grow revenue faster than ON TRACK Overall revenue growth on track to outperform market >3% (More to do) market growth New wave revenue now accounts for 37% of the total New wave revenue mix >45% revenue base — up from 32% New wave revenue growth New wave revenue growth of 16% 15% Slower decline in core Slowed our decline to (6%) carriage Winning business and signing customers to longer Longer term contracts term contracts Strong EBITDA from Good progress, but still early in the establishment applications phase Lower cost support due to NGN is driving lower access costs and delivers NGN multiple services over our IP VPN network 10% productivity We continue to make good progress improvement Lower Capex intensity & Strong cashflow results strong cash flow 2

1

We are driving revenue growth +1% as we manage the transition to ‘New Wave’revenues, with the objective of holding EBITDA
Forecast TE&G revenue (2006-2010)
>15% CAGR $4.3B New Wave
37% (IP & mobile data, managed services, 45% solutions, services)
Traditional
63% 55% (voice, data, mobile) <6% CAGR FY06A FY07F FY08F FY09F FY10F
As our revenue mix changes, we will hold margins due to cost savings from our investment in NGN and BSS/OSS transformations 3
Our Next Generation IP Network, enhanced access and new BSS/OSS applications will provide customers significant benefits, while reducing our costs
Next Generation Network Benefits Customer: Value VoIPApplicationsApplicationson Demand Truly integrated and seamless experience Added Streaming Video Services Future Available where needed -largest Multimedia Applications Applications network in Australia
Superior resilience and enhanced Next Operating Support Systems (OSS) reliability
Generation
IT Systems Business Support Systems (BSS) Faster provisioning and quicker restoration times Online monitoring tools
Wideband
Access Wireless Broadband Internal: Ethernet
Reduce overall cost in the access network Scalable & replicable infrastructure IP Core IP/MPLS Core Single & simpler operational model
A world class national IP infrastructure, unmatched in Australia 4

2

Our differentiation is built around a ‘Telstra-Only’ suite of “New Wave“Solutions & Services
Nine (9) Solution Domains Six (6) Service Areas
Call Centre &
IP Network Solutions IP Telephony Consulting Speech Recognition
Wireless Data Conferencing and Network Payments Solutions ICT Outsourcing Solutions Collaboration Outsourcing
Applications Business Process Extended Enterprise Development &
Industry Solutions Security Solutions Managed IT Services Solutions Integration Outsourcing 5
We have established a new dedicated Enterprise Solutions Division led by Lynda O’Grady, with revenues of $483m (+5.7% YoY) and 800 people
Highlights in last 12 months Enterprise Solutions Division* 20,000 new IP Telephony lines
87% growth in Wireless Solutions to $56m Launched two new Contact Centre Conferencing Contact Converged Solutions
& Centres and Voice
Collaboration Speech Solutions Launch of Office Live Meeting and IP Video collaboration and growth of 7% to >$50m With over 200,000 retail EFTPOS PoP’s, we Managed Extended carried 1.3B EFTPOS payment transactions Industry on our network — more than 50% of the Radio Enterprise Solutions Solutions Solutions market Enterprise Network Solutions growth with new Insurance, Public Safety and RFID Managed networks Payment Sunrise Solutions IndustrialNetwork Exchange Industry Solutions developed — Retail Solutions Media Solution, Virtual Critical Care, Community Information Warning Systems
* Organisational Structure 6

3

The dedicated Enterprise Services Division (KAZ) achieved revenue growth of 11% to $624m* and is focused on driving profitable services revenue around the core network Highlights in last 12 months Integrated Services Division (KAZ) ** 15% growth in Managed WAN 12% growth in Managed Radio 200,000 desktops under management Solution ICT State Sales 209 co-location customers Consulting Outsourcing 4 new consulting offers 9 new services offerings Application $25m of communications pull-through Managed IT Network BPO Dev./ Services Outsourcing revenue Integration Major new contracts at ING, Defence, Orica * Including AAS 7 ** Organisational Structure
The Next G wireless network will create unique value for our Enterprise customers
Customer Benefits Five (5) Domains
Coverage
Wherever you need We are building access — 98% capabilities and population solutions in 5 mobility domains: In building coverage Communications & Speed Collaboration What ever you Office Mobility need to access Reliability Workforce Mgt When you need to Contact Solutions access it Remote & Mobile Simplicity Asset Mgt Easy
We already have commitments from 23 customers for more than 9,500 services 8

4

We are announcing today a new set of ‘Telstra-Only’networked-based wireless, data applications to transform business processes — using a new financial model Three New Pre-packaged Applications Financial Model Enterprise ARPU per device @ROAD ZORA Mobility Solution Voice Contract Fleet Workforce Customised management management mobility solution tool to deliver Data Service Out of the box business process Enhances mobility Better fleet workforce productivity and dispatch Integrated into enhanced Handset processes corporate customer processes and IT services Out of the box systems Monthly Application Rental Delivers Enhanced sales significant and mobile savings to the employee customer and productivity allows enhanced Revenue Impact customer service 9
We will continue to deliver a series of key initiatives this financial year to drive growth differentiation to improve competitiveness
We are on track to:
Grow revenue faster than market (2006-2010) Grow ‘New Wave’revenues at 15% Deliver 20 new ‘Telstra-Only’Services and Solutions Deliver ‘Next G’solutions to our customers
Take full advantage of the new IP Core network and value added services
We will continue to win in the market though a rich set of differentiated offerings and customer service
10

5

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day — slide presentation by Group Managing Director, BigPond
In accordance with the listing rules, please find a copy of slides to be delivered by Justin Milne, Group Managing Director, BigPond at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited Investor Day 6 October 2006
Justin Milne Group Managing Director BigPond Continuing Innovation
A great year for BigPond 2

1

Significant broadband growth
Retail Broadband SIOs Retail Broadband Revenue[1] (000s) ($M)
$730 1,476
72% $463 856 58% FY 05 FY 06 FY05 FY06
1) Telstra Mobile Broadband and Internet Direct (Retail ADSL) revenue is counted in other categories 3
Increasing market share Market Leading Share Growth Outselling Competitors 44 Australian Retail Broadband Net SIO Growth
41 Market Share (FY06, 000s) (June 2005 -June 2006, %) 620
23 22 19 17
197 7
5 4 87 4 4 4 3 51 49 47
1 2 1
Optus iinet Primus TPG AAPT Unwired Other Telstra Optus AAPT TPG Primus iiNet providers
Jun-05 Jun-06 4

2

Focus on core systems is paying off ADSL Network Reliability Benefits of Rebuilding Core (% of customers with less than 7 hours of outage a month) Systems 100% New email system 100% New billing system 80% Reduced cycle times 60% Reduced complaints 40% Reduced tech support & activation calls 20% Improved grade of 0% service Jul-05 Jun-06 5
Market leading customer service Phone Benchmarking Email Benchmarking
75% 66% 56% 55% 64% 54% 64% 51% 49% 60% 57% 55% 49% 47% 47% 47% 51% 41% 46%
45% 43% 36%
BigPond iiNet Westnet Dodo AAPT Optus iPrimus Unwired Chariot Internode TPG BigPond Internode Chariot TPG Westnet iiNet Dodo OptusNet Unwired iPrimus AAPT
ISP Sales Call Centre ISPEmail Contact Centre of the Year -2005/2006 of the Year -2005/2006 6

3

BigPond’s brand is stellar ISP Brand Comparison (2000 — 2006) is a ‘Magician’Brand
Sage Magician Jester Bang & Olufsen, eBay, Google, IKEA, iPod, LG, Nokia, Tsubi Guardian Warrior
Brand Strength Patriarch Explorer
Unwired
(Differentiation & Relevance) TPG OptusNet Cable iBurst
People Telecom iiNet Oz-Email Companion Lover Brand Stature (Esteem & Knowledge) 2000 2003 2006
Earth Mother Maiden Enchantress
Sources: George Patterson Y&R Brand Asset Valuator, July 2006 7
Wireless growth is significant
Wireless Broadband Net Adds per Quarter (000s) 35
30 25 20
15 Net Adds per quarter (000s) 10 5
0 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06
Unwired
Source: Unwired 8

4

Next G Network™ — more speed in more places!
Next G™Network
Improved speeds -average 550Kbps to 1.5Mbps
Reaches 98% of Australians
International roaming in 31 countries, 48 carriers 9
We launched a range of new products in FY06 BigPond Movie Downloads BigPondGameShop BigBlog BigPond TV BigPond News & Weather BigPond Webcasts
10

5

Entertainment attracts customers Growth in Broadband Content Winning New Customers
Total BigPond Streams BigPond Content Site Unique Visitors (Jun 05 — Jun 06) (Average per month, FY06)
Non-BigPond Members 114% 80%
20%
Jun-05 Jun-06 BigPond Members
11
Entertainment differentiates our access products Optus iinet
Sport Music Games News Movies
Unmetered 3 2 2 Dual Platform 3 2 2
12

6

Entertainment drives usage and speed upgrades Upsell to Higher Speed Access Plans Upward Migration
Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Higher Value Plans ADSL 256kps 200MB Plan 13
Entertainment delivers new revenue Total Possible ARPU Stack Telco Revenue New Media Revenue Broadband PSTN Post-Paid Pay TV VAS Movies Music Games Monthly ARPU
(Access + Mobile (for a customer voice) taking all services) 14

7

Australia’s leading digital media company
Estimated Digital Revenue (2005, $M)
Google ninemsn FairfaxDigital Yahoo!7
Source: Forrester research, company filings, literature search and management interviews
15
BigPond entertainment is market leading
16

8

Historic new entertainment deals
Worldwide
17
3 Objectives in the Coming Year
Extend broadband market share leadership
Grow our brand
Develop new media capability 18

9

Projecting strong future growth
Non-Access Revenue (% of Total BigPond Revenue)
12%
10%
6%
3% 2%
FY06 FY07 FY08 FY09 FY10
19
New media capabilities
20

10

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day – slide presentation by Chief Financial Officer & Group Managing Director, Finance & Administration
In accordance with the listing rules, please find a copy of slides to be delivered by John Stanhope, Chief Financial Officer & Group Managing Director, Finance & Administration at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Tel stra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the dat a, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. These presentations do not relate to an offering of any shares in Telstra. You may be aware that the Commonwealth has announced its decision to undertake a public share offer of a part of its stake in Telstra. The Commonwealth has also stated that a final decision to launch an offer remains subject to market conditions being conducive for a sale which achieves the Commonwealth’s sale objectives. If a sale of any part of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of th ose securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.
Telstra Corporation Limited Investor Day 6 October 2006 John Stanhope Chief Financial Officer & Group Managing Director Finance & Administration

1

Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage

2

Summary of the new economic model Model assumptions Financial impacts Intelligent network – IP based Accelerated revenue growth Software defined environment Higher variable costs Integrated/simplified processes Lower process costs improving speed to market Margin maintenance New revenue opportunities Reduced Capex Roll out new applications and Higher Free Cash Flow services at low incremental cost
New economic model – revenue framework TraditionalNext Generation NB Applications and ServicesIPTV / HDTV (mobile or fixed) —Fixed and mobile call Video calling (GSM 2100 #¨3GSM 850) completion Other Content and Applications —Mobile SMS and MMS New— BigPond Apps & ServicesNew —Call connect —Sensis Online including interactive Narrow Band Transaction servicesSoftware solutions IT servicesManaged Network Services 10% of Sales Revenue at Jun 06Hosting 3% of Sales Revenue at Jun 06 PSTN (Basic, Local, LD)VoIP Dialup Internet AccessMobile 3G voice Fixed to mobile calling Integrated Fixed-Mobile TraditionalMobile voiceBroadband AccessTraditional Print directories— ADSL, HFC, Satellite Foxtel— FTTP Unbundled Local Loop— EVDO #¨HSDPA 78% of Sales Revenue at Jun 06IP Data 9% of Sales Revenue at Jun 06 TraditionalNext Generation 6

3

New economic model – cost drivers Sales & Marketing MBMCustomer segmentation Mobile Cost of salesSimplify supply chain transformation Mobile Implement single core network Network transformation maintenance NGNEliminate duplicated OPEX NGNPre-provisioning Activation BSSCustomer self service NGNReduced labour expense Assurance Proactive customer problem OSSmanagement and resolution General & AdminBenefits NOW Headcount reduction These drivers are expected to lead to a reduction in end-to-end process costs 7
New economic model Free cash flow (based on A-IFRS) 8FY10 Management $b Objective $6b — $7b 7 6 5 4 3 2 1 0 FY05 FY06 FY10 Reinvention and reengineering expected to drive free cash flow growth 8

4

Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 9
FY 2007 outlook Outlook on underlying Outlook on reported numbers business performance RevenueGrowth of 1.5% to 2%Growth of 1.5% to 2% Depreciation &D & A similar to FY06 incl accelerated D & A similar to FY06 before Amortisation D & A of $300m to $350m accelerated depreciation EBITGrowth in range of +2% to +4%Growth in range of — 2% to — 4% Cash operating Range $5.4bn to $5.7bn due to capex transformation Current intention is 28 cents per share Dividend based on assumptions FY07 outlook assumptions: Band 2 ULL price $17.70, no FTTN, no R&R provision and largest transformation spend year 10

5

FY07 Half on Half EBIT growth profile $3,489m1H -17% to -20%FY 1H Reported Yellow Transformation D&A Underlying 1H Reported EBIT 05/06 Pagesperformance EBIT 06/07 = 2% to 4% 2H$5,497m 37% to 40% FY Reported Yellow Transformation D&A Underlying FY Reported EBIT 05/06 Pagesperformance EBIT 06/07 Low base in 2H 06 due to transformation $2,008mspend distorting 1H/2H growth rates Yellow Pages revenue recognition change 2H Reported Yellow Transformation D&A Underlying 2H Reported EBIT 05/06 Pagesperformance EBIT 06/07 Underlying performance improving as transformation gains traction 11
Unaudited FY07 August YTD reported performance Sales revenue up 3.3%Costs up 10% Retail Broadband41%Labour-3.6% International17.8%Goods & 18.7% Services Sensis (Adv & Directories) 10.6% Mobiles9.0%Other14.5% Other-1.4%D&A10.6% PSTN-5.9% EBIT down -8.6% PSTN decline stabilisedLabour – headcount reduction Mobiles – data/3G handsetsG&S – mostly mobile growth Sensis/Broadband continued strengthOther – transformation driven International – New World D&A — acceleration Operational improvements continue, tracking to guidance 12

6

Unaudited FY07 August YTD reported performance -expense growth Goods and services purchased up 18.7%Other 14.5% Handset subsidies114% Service contracts 23% and agreements COGS44% Other Accommodation 10% 11% Network -4.5% Other 7% payments Increased mobiles COGSTransformation initiatives Increased handset subsidy volumes and New World accommodation higher average subsidy Training academy, legal Mobile commissions Lower mobile terminating rates 3G growth and peak transformation spend year driving expenses 13
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 14

7

Driving shareholder value / management objectives* As at November 05As at October 06 Revenue growth:2.0% to 2.5% pa FY102.0% to 2.5% pa to FY10 New product revenue: 20-30% of new revenue growth In excess of 30% Sales Revenue FY10 Cost:Flat to 2010 by FY102.0% to 3.0% pa to FY10 EBITDA ($):3-5% pa growth through FY102.0% to 2.5% pa growth to FY10 EBITDA margin:50% to 52% by FY1046% to 48% by FY10 Workforce:Down 10-12,000 by FY10Down 12,000 by FY10 Capex:12% of revenue by FY1010% to 12% of revenue by FY10 Free cash flow:$6B to $7B by FY10$6B to $7B by FY10 * November 2005 based on reasonable regulatory outcomes which did not occur. October 2006 based on NO FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to retail prices and no further adverse regulatory outcomes.15
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 16

8

Telstra’s scale and scope advantage Sales revEBITFixed asset ROAPremium characteristics: $bmargin % turnover% Australia’s large Telstra 22.824.2(1)0.9623.2land mass (June 2006) Optus7.213.51.25Only real national (Mar 06)16.9 infrastructure player Voda Aust1.91.91.532.9 (Mar 06)Fully integrated carrier with TCNZ Aust 1.2-6.4N/AN/A complete set Ops (Jun 06)of assets Hutch Aust0.9-46.50.87-40.5 (Dec 05) (1) Figure includes transformation costs. Excl transformation costs: EBIT Margin 28.4%, ROA 27.3% Telstra will continue to derive the highest returns in Australia by leveraging its unique broad set of integrated assets and ubiquitous presence 17
Summary Top line growth ahead of consensus Changing the economics of the business Headcount reduction ahead of plan FY07 largest spend year, spend expected to reduce from FY08 Improving underlying financials 18

9

6 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Investor Day – slide presentation by Chief Financial Officer & Group Managing Director, Finance & Administration
In accordance with the listing rules, please find a copy of slides to be delivered by John Stanhope, Chief Financial Officer & Group Managing Director, Finance & Administration at Telstra’s Investor Day.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Disclaimer These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets w here Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. These presentations do not relate to an offering of any shares in Telstra. You may be aware that the Commonwealth has announced its decision to undertake a public share offer of a part of its stake in Telstra. The Commonwealth has also stated that a final decision to launch an offer remains subject to market conditions being conducive for a sale which achieves the Commonwealth’s sale objectives. If a sale of any part of the Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of th ose securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus. 1
Telstra Corporation Limited Investor Day 6 October 2006 John Stanhope Chief Financial Officer & Group Managing Director Finance & Administration

1

Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 3
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 4

2

Summary of the new economic model Model assumptions Financial impacts Intelligent network – IP based Accelerated revenue growth Software defined environment Higher variable costs Integrated/simplified processes Lower process costs improving speed to market Margin maintenance New revenue opportunities Reduced Capex Roll out new applications and Higher Free Cash Flow services at low incremental cost 5
New economic model – revenue framework TraditionalNext Generation NB Applications and ServicesIPTV / HDTV (mobile or fixed) —Fixed and mobile call Video calling (GSM 2100 #¨3GSM 850) completion Other Content and Applications —Mobile SMS and MMS New— BigPond Apps & ServicesNew —Call connect —Sensis Online including interactive Narrow Band Transaction servicesSoftware solutions IT servicesManaged Network Services 10% of Sales Revenue at Jun 06Hosting 3% of Sales Revenue at Jun 06 PSTN (Basic, Local, LD)VoIP Dialup Internet AccessMobile 3G voice Fixed to mobile callingIntegrated Fixed-Mobile TraditionalMobile voiceBroadband AccessTraditional Print directories— ADSL, HFC, Satellite Foxtel— FTTP Unbundled Local Loop— EVDO #¨HSDPA 78% of Sales Revenue at Jun 06IP Data 9% of Sales Revenue at Jun 06 TraditionalNext Generation 6

3

New economic model – cost drivers Sales & Marketing MBMCustomer segmentation Mobile Cost of salesSimplify supply chain transformation Mobile Implement single core network Network transformation maintenance NGNEliminate duplicated OPEX NGNPre-provisioning Activation BSSCustomer self service NGNReduced labour expense Assurance Proactive customer problem OSSmanagement and resolution General & AdminBenefits NOW Headcount reduction These drivers are expected to lead to a reduction in end-to-end process costs 7
New economic model Free cash flow (based on A-IFRS) 8FY10 Management $b Objective $6b — $7b 7 6 5 4 3 2 1 0 FY05 FY06 FY10 Reinvention and reengineering expected to drive free cash flow growth 8

4

Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 9
FY 2007 outlook Outlook on underlying Outlook on reported numbers business performance RevenueGrowth of 1.5% to 2%Growth of 1.5% to 2% Depreciation &D & A similar to FY06 incl accelerated D & A similar to FY06 before AmortisationD & A of $300m to $350m accelerated depreciation EBITGrowth in range of +2% to +4%Growth in range of — 2% to — 4% Cash operating Range $5.4bn to $5.7bn due to capex transformation Current intention is 28 cents per share Dividend based on assumptions FY07 outlook assumptions: Band 2 ULL price $17.70, no FTTN, no R&R provision and largest transformation spend year 10

5

FY07 Half on Half EBIT growth profile $3,489m1H -17% to -20%FY 1H Reported Yellow Transformation D&A Underlying 1H Reported EBIT 05/06 Pages performance EBIT 06/07 = 2% to 4% 2H$5,497m 37% to 40% FY Reported Yellow Transformation D&A Underlying FY Reported EBIT 05/06 Pages performance EBIT 06/07 Low base in 2H 06 due to transformation $2,008mspend distorting 1H/2H growth rates Yellow Pages revenue recognition change 2H Reported Yellow Transformation D&A Underlying 2H Reported EBIT 05/06 Pages performance EBIT 06/07 Underlying performance improving as transformation gains traction 11
Unaudited FY07 August YTD reported performance Sales revenue up 3.3% Costs up 10% Retail Broadband 41% Labour-3.6% International 17.8% Goods & 18.7% Services Sensis (Adv & Directories) 10.6% Mobiles 9.0% Other 14.5% Other-1.4%D&A10.6% PSTN-5.9% EBIT down -8.6% PSTN decline stabilised Labour – headcount reduction Mobiles – data/3G handsetsG&S – mostly mobile growth Sensis/Broadband continued strengthOther – transformation driven International – New World D&A — acceleration Operational improvements continue, tracking to guidance 12

6

Unaudited FY07 August YTD reported performance -expense growth Goods and services purchased up 18.7%Other 14.5% Handset subsidies114% Service contracts 23% and agreements COGS44% Other Accommodation 10% 11% Network -4.5% Other 7% payments Increased mobiles COGSTransformation initiatives Increased handset subsidy volumes and New World accommodation higher average subsidy Training academy, legal Mobile commissions Lower mobile terminating rates 3G growth and peak transformation spend year driving expenses 13
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 14

7

Driving shareholder value / management objectives* As at November 05As at October 06 Revenue growth:2.0% to 2.5% pa FY102.0% to 2.5% pa to FY10 New product revenue: 20-30% of new revenue growth In excess of 30% Sales Revenue FY10 Cost:Flat to 2010 by FY102.0% to 3.0% pa to FY10 EBITDA ($):3-5% pa growth through FY102.0% to 2.5% pa growth to FY10 EBITDA margin:50% to 52% by FY1046% to 48% by FY10 Workforce:Down 10-12,000 by FY10Down 12,000 by FY10 Capex:12% of revenue by FY1010% to 12% of revenue by FY10 Free cash flow:$6B to $7B by FY10$6B to $7B by FY10 * November 2005 based on reasonable regulatory outcomes which did not occur. October 2006 based on NO FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to retail prices and no further adverse regulatory outcomes.15
Agenda New economic model FY07 outlook and August YTD performance Long term management objectives to FY10 Scale and scope advantage 16

8

Telstra’s scale and scope advantage Sales revEBITFixed asset ROAPremium characteristics: $bmargin % turnover% Australia’s large Telstra 22.824.2(1)0.9623.2land mass (June 2006) Optus7.213.51.25Only real national (Mar 06)16.9 infrastructure player Voda Aust1.91.91.532.9 (Mar 06)Fully integrated carrier with TCNZ Aust 1.2-6.4N/AN/A complete set Ops (Jun 06)of assets Hutch Aust0.9-46.50.87-40.5 (Dec 05) (1) Figure includes transformation costs. Excl transformation costs: EBIT Margin 28.4%, ROA 27.3% Telstra will continue to derive the highest returns in Australia by leveraging its unique broad set of integrated assets and ubiquitous presence 17
Summary Top line growth ahead of consensus Changing the economics of the business Headcount reduction ahead of plan FY07 largest spend year, spend expected to reduce from FY08 Improving underlying financials 18

9

6 October 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange 4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
CEO Letter to Shareholders
In accordance with the listing rules, I attach an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited ABN 33 051 775 556 Office of the CEO 242 Exhibition Street MELBOURNE VIC 3000 Mail to: Locked Bag 5639 MELBOURNE VIC 3001
6 October 2006
Dear Shareholder
Today was an historic day for Telstra – we switched on our powerful new nation-wide mobile broadband network and updated the market on how our team’s hard work since our strategy announcement last year has delivered significant progress on our transformation. I am now writing to share this good news with you:
•	Our transformation to the New Telstra is working as we invest to cut costs, improve service delivery metrics, and increase revenues from new products and services – many of which come from the integration of content and functions from BigPond, Sensis and Telstra’s other business units.
•	Our performance metrics have turned the corner. More specifically, headcount that was increasing is now decreasing. Productivity that was falling is now growing. Service quality that was declining is now improving. In short, most of the performance trajectories are pointing in the right direction.
•	Our Plan for Australia has moved from the drawing board to reality. With today’s launching of our new, nation-wide NEXT G™ wireless network, high-speed broadband from Telstra can now be accessed by 98 percent of the people of Australia.
•	The New Telstra is achieving one “first” after another – meeting our promises from 15 November 2005 – as we build new platforms and new services to create a new foundation for serving customers, advancing the national interest, and growing the value of your investment in Telstra.
In short, the die is cast; the results are coming in; and you should be encouraged by the results detailed in the attached Progress Report. Let me summarise briefly below:
•	Earlier today, we turned on Telstra’s new turbo-charged NEXT G™ wireless network. We achieved this milestone ahead of schedule in world record time – creating Australia’s first nationwide broadband service. NEXT G™ is a major milestone because it will change Australia’s communications landscape forever by providing peak network speeds of 3.6 Mbps today, 14.4 Mbps early in 2007 and 40 Mbps by early 2009 – available over a handset or computer. These speeds will enable new bandwidth-hungry applications, improve business productivity, and expand choices in people’s lives. NEXT G™ will also create many new opportunities for Telstra to earn new, high-margin revenues because we offer new services that are fast, simple, and easy to use.
•	Earlier today, we advised the market that investments we are making in the transformation are already having a positive impact on our financial performance. Revenues in the second half of calendar 2006 are already increasing primarily because of increases in new product revenues. Costs, now at the top of the curve owing to transformation costs, should soon come down. In fact, costs are already coming out as we streamline procurement, consolidate real estate, and improve business support systems. Over-all revenue growth remains strong as we slow the decline in PSTN revenues. As you will see in the attached details, our financial trajectory is on track.
•	As we have already reported, our intention remains to pay a 28 cent full franked dividend for fiscal 2007 subject to normal board considerations.

As you can see in the attached Progress Report, we are focused on initiatives that will drive share price over time, such as cost takeout and revenue acceleration. We have avoided convenient, short term fixes and we are doing what will be right for shareholders, customers and the nation – in the long term. Still, our people have made significant progress in achieving the objectives of our transformation – including the early completion of our NEXT G™ network. It was designed as a five-year journey, but the transformation is already delivering.
These results reflect a determined, hard-at-work, and united management team working with employees to deliver on our plan to compete harder, using market based management to give our customers a better experience. World class service and capabilities for our customers is our objective. We aim to become not just the best in Australia but one of the best in the world.
The Board and I remain committed to updating you about the progress in Telstra’s transformation. For additional information on the update provided to the market today, please visit our website www.telstra.com.au/abouttelstra/ investor. Please contact us with any questions or comments at investor.relations@team.telstra.com and enjoy our new public website designed in part to promote shareholder feedback at www.nowwearetalking.com.au
Yours sincerely
Solomon D Trujillo
Chief Executive Officer

PROGRESS REPORT ON TELSTRA’S TRANSFORMATION AND ITS PLAN FOR AUSTRALIA – 6 OCTOBER 2006
Telstra’s Transformation - we are making significant and measurable progress in our five-year strategy to create a new and more satisfying customer experience, streamline our operations, strengthen IT systems and ultimately deliver long-term shareholder value. Both operationally and financially we are on or ahead of plan.
A financial upturn is nearly here and performance will improve further each year
Building the New Telstra has required significant investment upfront but the results we are showing are not just operational; they are positively impacting our financial performance. Improved performance will kick in during the second half of 2006-07 and further in subsequent years. We told the market today:
•	Fiscal 2007 guidance is unchanged with reported EBIT expected to increase in the range of plus 2 to 4 per cent (pc). Due to the start of the transformation in the second half of fiscal 2006 and the later distribution of the Melbourne Yellow pages directory in the second half of fiscal 2007, EBIT for the first half of fiscal 2007 is expected to fall in the range of minus 17 to 20pc. EBIT in the second half is expected to grow in the range of 37 to 40pc, more than compensating for the decline in the first half.
•	Operating performance is improving with our EBIT before transformation costs expected to decline by minus 2pc to minus 4pc, an improvement on the minus 7pc for fiscal 2006.
•	Paying a 28 cent fully franked dividend remains our intention for fiscal 2007 subject to normal board considerations.
We revised our longer term management objectives to fiscal 2010 which are used to measure implementation of the transformation plan. The revisions were necessary for two reasons. Our fibre to the node network plan remains on hold and we have assumed that the ACCC’s recent interim decision to reduce ULL band 2 pricing to $17.70 a month for competitor access will remain in place and flow on to lower retail pricing for Telstra’s customers. We advised the market that our 2010 management objectives are:
•	Revenue growth in the range of 2 to 2.5pc and EBITDA growth expected of between 2 and 2.5pc;
•	EBITDA margins maintained between 46 and 48pc. EBITDA margins during the five year transformation plan are expected to fall in the early years of the plan and improve in later years;
•	A reduction in the size of our workforce by 12,000 over the 5 years to fiscal 2010;
•	Capex to be substantially reduced post transformation to a range of to 10 to 12pc of sales;
•	Free cash flow of between $6 billion and $7 billion by fiscal 2010; and
•	Compound growth rates use fiscal 2005 as the base year, consistent with those issued on 15 November 2005.
Transforming a phone company into a media communications company ranking among the world’s best
Key operational milestones have been achieved on budget and on or ahead of plan:
•	New network and systems infrastructure is being built - our wireline transformation, creating a new single IP core platform that is cheaper, simpler and 77 times faster, is ahead of schedule;
•	Complexity in our infrastructure and processes is being reduced. We’re right on schedule. We’ve exited 115 IT applications with another 75 underway. We’re six months ahead of schedule towards capping or exiting 65pc of our 330 network platforms. This cuts costs and enables faster implementation of new services to our customers;
•	New training and tools are having an impact, enabling staff to deliver better service at lower cost. The Telstra Technical Learning Academy was established in August, ahead of schedule, to train our field, technical and marketing staff to do their jobs more effectively;
•	Thirty-six commercial sites have been exited. By June 2007 we’ll be out of 60. Annual savings: $38 million.
Procurement – savings tell the story
•	Our procurement initiatives –misrepresented in some quarters – are bearing fruit for shareholders. We’ve selected world class partners to work with us. Our mobile device sourcing relationship with Brightstar alone banked us $70 million of savings in fiscal 2006. By June 2007, this contract will have saved us $220 million.
•	Our data centre contract with IBM, a major part of our IT transformation, will deliver savings of almost $300 million over six years; and last month we signed a seven-year supply chain agreement with IBM that will create savings of $500 million over the life of the contract.

Customer service improvements: better for customers, better for shareholders
In the past year, we have improved our network reliability and service to record levels in some areas:
•	A key service metric is the percentage of time we meet appointments for installations or fix faults without having to reschedule. A year ago, we were rescheduling installations over 15pc of the time – this has fallen by more than 40pc to about 9pc. With faults, we were rescheduling visits more than 16pc of the time. This has dropped by more than 50pc to about 8pc. This represents Telstra’s best performance since the Customer Service Guarantee standard was introduced eight years ago;
•	Our field workforce is getting the job done properly, the first time, better than ever; the rate of second visits to customers within seven days is at an all time low;
•	The backlog of unsatisfied ADSL orders plummeted from 19,000 in August 2005 to less than 4,500 now despite large increases in orders for this broadband service in that time;
•	Overtime is down 60pc year on year - through better management of our resources; and
•	These service and operational achievements mark a turning point in the New Telstra. Higher productivity is being achieved with a smaller workforce – down by 3,859 full time equivalents in fiscal 2006 (excluding the impact of our CSL-New World merger) and by a further 1000-plus during July and August 2006.
Market based management – improving customer sales
Our new customer segmentation approach is showing outstanding results. New market based management techniques have been used in eight customer sales programs where our sales success rate has improved by an average of 74pc – rising from Telstra’s historical average of 11pc up to 19pc of customer contacts – meaning new sales and customer retention.
Telstra’s turbo-charged, NEXT G™ mobile network – switched on ahead of schedule in world record time
We’ve launched Australia’s first nationwide mobile broadband service months ahead of schedule – in less than a year. This next generation, 3G 850MHz network – called NEXT G™ – removes the mobile divide between city and country, bringing video calling, content and features, as well as super-fast mobile internet services to more Australians than ever before, with many regional, rural and remote areas getting broadband for the first time.
•	Our $1 billion investment in a single network will deliver better returns via economies of scale, reduced replication costs and lower capital costs. The investment of your capital in this new technology also provides Telstra with clear differentiation from our competitors, new revenue streams and a lower cost base.
•	NEXT G™ will make businesses more cost effective, productive and internationally competitive. We will offer new by wireless business applications that improve management of vehicle fleets and assets. NEXT G™ will be life-changing in its speed and mobility for distance education and for health care professionals accessing patient files, test results and online medical systems via a laptop or handheld device.
•	NEXT G™ is designed to take advantage of next generation technologies as they evolve and deliver new bandwidth-hungry business applications. It will bring peak network speeds of 14.4Mbps early in 2007 and 40Mbps by early 2009.
For Telstra customers, we’ve integrated our business assets so that NEXT G™ delivers numerous, demonstrable advantages over our competitors:
•	It is Australia’s largest mobile broadband network, larger than all other Australian 3G networks combined;
•	NEXT G™’s combination of coverage and speed is unmatched being 100 times bigger and up to five times faster than competitors’ 3G services;
•	NEXT G™’s exclusive services include Australia’s first Foxtel by Mobile service, offering 12 channels; BigPond’s 1-click dual download of music to both a mobile and a computer; and Sensis’ “locate me” technology, which matches locations with information requests through its wide range of content services;
•	NEXT G™’s exclusive content includes BigPond’s premium line-up such as AFL, NRL, V8 motor-racing and, for the first time, some of the best BBC TV;
•	Telstra’s My Place mobile phone menu means that all this is only one click away.
NEXT G™ is part of Telstra’s Plan for Australia to bring high-speed broadband to all Australians at the earliest possible date. While two plans to ‘hotwire’ Australia were dropped when governmental and regulatory authorities insisted that your investments should be used to subsidise our foreign-owned competitors, your management team has focused the investment of shareholder capital where value destroying regulation has not been implemented – in mobile broadband. This will enable you to get the returns from the success of this wireless transformation strategy and will minimise the risk that earnings from your capital investment will be sent to overseas based competitors.

6 October 2006	Office of the Company Secretary

The Manager	Level 41 242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange 4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
AMENDED – Investor Day – slide presentation by Chief Operations Officer, Telstra Operations
In accordance with the listing rules, please find a copy of the amended slides which were delivered by Greg Winn, Chief Operations Officer, Telstra Operations at Telstra’s Investor Day.
Please note that this version replaces the pack lodged earlier.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

Greg Winn
Chief Operations Officer
Telstra Operations

Greg Winn Chief Operations Officer Telstra Operations

One Factory principles Do it once Do it ‘right’ for the customer Do it in an integrated way Do it at low unit cost

Telstra

We've been busy

	Laid 460,000km of fibre optic cable in our backbone	Laid 1.2million km of copper cable	Installed 1.6 million new DSL ports
Built over 11,000 high capacity core transmission links	Added 400,000 hours of battery backup capacity	Built 3G network with 100X bigger geographic area	Installed almost 10,000 E1 transmission solutions
Construction teams have driven over 70 million km	Changing the way we schedule 25,000 jobs every day	Deployed over 10,000 new tools to our field staff	Equipped over 3,000 vehicles with GPS

3

We’ve been busy Laid Laid Installed 460,000km 1.2 million km 1.6 million of fibre optic of copper new cable in our cable DSL ports backbone Built Added 400,000 Built 3G Installed over 11,000 hours of network with almost high capacity battery 100X bigger 10,000 E1 core backup geographic transmission transmission capacity area solutions links Changing the Deployed over Construction Equipped over way we over 10,00010,000 teams have 3,000 vehicles schedule new tools driven over with GPS 25,000 jobs to our field 70 million km every day staff

Agenda Infrastructure Simplification Tools, Training " Productivity Real Estate " Supply Chain

Agenda Infrastructure Simplification Tools, Training " Productivity Real Estate " Supply Chain

Wireless transformation

Telstra

Building Next G in Far North Queensland

Cape York
Weipa
Thursday Island
Bamaga
SEA

7

Building Next G in Far North Queensland

Wireline transformation Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

Wireline transformation Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

Telstra

Large exchange buildings

Filled with large switching installations

10

Filled with large Large exchange buildings switching installations

Migrating to compact softswitches with massive capacity

11

Migrating to compact softswitches with massive capacity

Telstra

Telstra Integration Laboratory

Meeting Rooms
N
Operations Room
Test Pods
Alcatel Equipment
OEM Rooms
Test Pods

12

Telstra Integration Laboratory

Wireline transformation Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

Wireline transformation Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

Wireline transformation Creating a fast, scalable, highly reliable platform which can deliver new services at low unit cost Building the next generation network Enabling faster delivery of new services Strengthening our existing infrastructure Driving down unit costs

IT transformation Billing and Operational Support Customer Care systems systems Transformation timeline over 3-5 years Tangible benefits starting in 2006 Systems will be integrated and customer-centric A few proven world class partners Commercial off-the-shelf packages

Telstra

Major Partners in our IT transformation

	Billing and Customer Care systems	Operational Support systems
Systems integration	accenture	accenture, ALCATEL, ERICSSON, IBM
Software packages	COMVERSE, SIEBEL, INTEC	METASOLV SOFTWARE, amdocs, SYNDESIS, VPI systems, InfoVista

17

Major Partners in our IT transformation Billing and Operational Support Customer Care systems systems

Meeting requirements out-of-the-box

100%
75%
50%
25%
0%
> 80% Telstra
65% World Class benchmark
Achieved out-of-the-box
(Customer care & Billing)

18

Meeting requirements out-of-the-box

Agenda Infrastructure Simplification Tools, Training " Productivity Real Estate " Supply Chain

Telstra

Our legacy networks

Data Customers
Other ISPs
Service Providers
Carriers
Oz-Email
UUNet
Connect.com
WIP
Routed Data Network(RDN)
BRAS
Wideband IP/ Telstra Ethernet
Data Customers
Data Customers
Data Customers
FDDI, Fast/Gigabit Ethernet
ATM
ATM
Data Customers
Telstra Internal Users
ATM
Big Pond Direct
ATM
Telstra Internet Direct
International ISPs
Switched Data Network(ATM)
ATM
ATM
ADSL
Internet Grade ADSL Services
CMUX / ASAM
DDN
(UNIMUX, BAU DNX)
ATM
ATM
IPSN
ATM
Point-to-Point
n x 64k
Data Customers
FR
Data Customers
Telstra Internal Users
Internet Users
Direct Modem Connections
PSTN
Internet or Data(IP) Users
NEXTEP

20

Our legacy networks

Simplification – 5-year goals set last November

100%
75%
50%
25%
0%
Down 80%
20%
Down 65%
35%
IT Systems
Network Platforms

21

Simplification - 5 - year goals set last November

Agenda Infrastructure Simplification Tools, Training " Productivity Real Estate " Supply Chain

Telstra

Over 10,000 new tools deployed - some examples

45 new fibre splicing machines

88 new long range optical fault finders

7,900 new gas detection units

0
0
20.9
0

23

Over 10,000 new tools deployed - some examples

Telstra

Deploying GPS units in our field fleet

24

Deploying GPS units in our field fleet

Telstra

Best ever service

Getting there on time...

Reschedules down 40-50%

Getting it right first time...

Re-visits down 15%

25

Getting there Getting it right on time... first time...

Telstra

Other “good volumes” are up too...

Residential faults cleared without a truck roll	Fault calls answered within 20 seconds	Technician productivity
Up 7%	**Up 9%**	**Up 15%**

26

Residential faults cleared Fault calls answered Technician without a truck roll within 20 seconds productivity

...and "Bad volumes" are down

Cost of CSG payments	Overtime hours	Unsatisfied ADSL orders
Down 25%	Down 62%	Down 74%

27

....and “Bad volumes” are down

Company-wide FTE reductions

12,000
10,000
10,000
8,000
8,000
6,000
6,000
4,000
2,000
2,000
0
Reduction of 3,859 achieved in Year 1
Targets we set in November 2005
Year 1
Year 2
Year 3
Year 4
Year 5

Note: Includes contractors and agency staff; excludes impact of CSL New World merger.

28

Company-wide FTE reductions

Agenda Real Estate " Supply Chain Infrastructure Tools, Training " Productivity Simplification Real Estate " Supply Chain

Telstra

Real estate initiatives

Exiting leases

Selling sites

Renting surplus space

30

Real estate initiatives

Telstra

Procurement and Supply Chain

ERICSSON

Brightstar

IBM

31

Procurement and Supply Chain

We are delivering on our commitments On track Launch nationwide 3G 850 network Build single IP/MPLS core with Ethernet aggregation Cap or exit 65% of network platforms Decommission 80% of IT systems Transform billing, care and operational support systems Achieve staff reductions of 10-12,000 over five years ....While improving customer experience

The bottom line One Factory principles Measurable outcomes On track, on budget, ahead of schedule Transforming the business while simultaneously improving customer experience

9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of presentation by CEO Telstra at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the presentation by Sol Trujillo, Chief Executive Officer Telstra at Telstra’s Investor Day 6 October 2006, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA INVESTORS DAY
6th OCTOBER 2006
8.45 am – 9.45 am
– – – – –
SOL TRUJILLO: Good morning, everyone. I would like to thank you all for joining us here today because I believe today is a very important day in Australia’s history. It is not a national holiday, but it marks a significant milestone that is likely to be noted I believe in Australia’s history. You see, this is the day, 6 October in 2006, that life in Australia will be changed forever. It is going to be changed by a new nationwide high-speed broadband wireless network.
Telstra’s new Next G Network will reach around 98 per cent of all Australians. It is going to create new experiences for just about everything that we think about doing in our everyday lives. It is essentially about how you live, how you work, how you play, how you learn, how you can be mobile and again have access to whatever you want to do.
In the past it was only about being able to make and receive voice calls, but now it is about whatever you choose to do. So today Telstra’s Next G Network will challenge the tyranny of distance and the limitations of speed.
We are also challenging the conventional wisdom that advanced technology equates to more complexity. As you came in today hopefully you had an opportunity to experience elements of the new world Telstra is creating for Australia.
So I want to take a couple of minutes to preview what is about to happen here in Australia: the only place in the world that this will have happened at this moment in time. We are about to turn on the largest — let me say that again; the largest — most advanced ISP 3G broadband network on the planet. We call it Telstra’s nationwide Next G Network.
Think about that. Australia is a country that has typically been a follower in the world of telecom. Australia as of today will become the leader in this whole space of wireless broadband. So let me give you some facts surrounding the Next G network available today. Next G uses an 850 megahertz network, one of the world’s most advanced mobile services. Next G moves Australia assertively into the 21st

06.10.06	- 1-	Sol Trujillo
Transcript produced by WordWave International

century. Next G will change the total communication and media landscape, I believe forever. Next G is Australia’s largest and fastest mobile broadband network. It is again a nationwide network, larger than all the other Australian 3G networks combined, with peak network speeds of up to 3.6 megabits per second today, quickly rising to 14.4 megabits per second by the end of March 2007, and advancing by 2009 to 40 megabits per second.
Now, if you think about the dimensions of that, there is a dramatic shift now in terms of what is possible. The Next G combination of coverage and speed is unmatched and, as I said before, Next G will reach 98 per cent of all Australians. It is 100 times larger and up to five times faster than any of our competitor’s services — including our existing 3G services — as of yesterday.
With Next G a three-minute song download takes about 15 seconds to occur, less than one tenth of the time it takes with a 2G phone. We will show you in a little bit how significant and how different the experience really is.
Next G provides content galore. Australia’s first mobile TV service with Foxtel will be delivered here, offering 12 channels with BigPond’s one click dual download of a music track to both a mobile handset and a computer. Sensis’ locate me technology, which matches technology with information requests through the Yellow, Trading Post, City Search and Where-Is mobile services, will all be available as we look at these phones. So, again we are going to make the experience easy, one click simple as we have talked about in the past.
But that’s still not enough. In the case of Next G we are going to be providing exclusive content, including BigPond’s premium line-up such as AFL, NRL, V8 and now some of the best BBC TV. Next G carries Telstra’s “my place” mobile phone menu, which means that watching sports, news or Foxtel is essentially again only one click away along with video calling, mobile e-mail, music downloads and more. Next G handsets are going to be fully featured, including Blue Tooth enabled applications, 1.3 megapixels with cameras with digital zoom, MP3 music players, ring tones, personal organisers and calendars and USB connectivity.
Next G users will be able to access high-speed data in approximately 30 countries, send mobile e-mails and when travelling experience voice and SMS roaming in more than 140 countries worldwide on the GSM’s extensive global roaming set of networks. GSM is where the world essentially is. Put another way, Australians are about to experience

06.10.06	- 2-	Sol Trujillo
Transcript produced by WordWave International

speed, coverage and simplicity that is unmatched by anybody else here in Australia.
Now, let me make a second set of observations. Next G isn’t just about what I would call incremental improvement in mobility. It is really about new to the world set of capabilities. Next G is in fact about bringing a whole new way of life to Australia.
So consider, for example, what Next G means for health care. Again, here in Australia, consider breast screening. The Telstra mobile breast screening van is already the only connection for women in rural areas to urban screening capabilities. But now it gets even better because the agonising waiting time between the test and knowing the results can be dramatically reduced. Rather than having to wait to travel to a wired site to deliver the screening test, the test can be instantly uploaded from just about anywhere in Australia to the urban medical facility via our wireless broadband.
Only the Next G Network has the coverage — let me say that again; the coverage — and the data capacity to make this possible. Care provided in homes by a physician or other healthcare professionals is now even more efficient than ever with instant access to patient records, diagnostics, uploading of tests and video references for second opinions, for example. The scope of care possibilities is now dramatically increased and the quality of care significantly enhanced. So Telstra is working hard at helping to make national health care services a reality. This is part of that reality shift: not being incremental but fundamentally changing.
So, now as you think about it as a business, what about that? What about this notion of when you have people out in the field, people that work all over? Next G has location based capability built into its network. Therefore, when a service call comes in, the dispatchers can instantly see which service technician is closest to that address. That simple capability can increase productivity and profitability and greatly increase customer satisfaction. We are doing that today within our business.
Next G can also advance enterprise problem solving. For example, a challenger technician may be having trouble diagnosing some sort of problem. They can now quickly share the problem with the entire force in the context of a group video message, and you will see us do a live group video call here.
Well, these capabilities now have not really existed before, not having the infrastructure, the bandwidth et cetera, et cetera. All of these problem-

06.10.06	- 3-	Sol Trujillo
Transcript produced by WordWave International

solving strategies can now be done from places across Australia that until now we could only do by voice. So this really is a seachange in how we deliver business and professional services throughout all of Australia. Any data intensive business can benefit from our next generation 3G network.
So let me give you another example: the Australian Institute of Marine Sciences in Queensland, the people who monitor the Great Barrier Reef as well as marine life in the waters all around Australia. Their important research and analytics depends on continuous data input from remote locations. Next G opens again a new frontier of possibilities for the institute by increasing its ability to upload large files that previously were basically impractical in terms of time and from the remote locations that did not have network access before Next G.
So think about two divers, one carrying the camera — or the camera — and the other one with the microphone interacting with sea life and broadcasting live to classrooms across the country. Think about the kids in the desert discovering the ocean for the first time, interacting in real-time with divers via live video to the classroom. This is the new world of education made possible by Telstra’s Next G.
Imagine entire business ecosystems working together in ways never before possible; for example, an architect, a construction company and a materials supplier. It is easy to understand the value of being able to conduct a videoconference from a job site with everyone involved to determine how to respond to a challenge or problems or to just simply clarify specs or to compare blueprints. The time savings, the cost savings and quality controls and enhancements are huge for a business like that.
Next G will change the paradigm for businesses in Australia, no doubt about it. Those changes will increase the productivity and competitiveness of Australian businesses. They will lead to new jobs growth and economic development because we have seen all the studies in the past about when you enhance those capabilities, where you are no longer limited or constrained by space or location, you can do more. So the economic impact of this new network will be measured in the billions of dollars per year well before this decade is over.
But let me give you some examples of what our new network is going to mean for even the simple everyday life that most of us lead. How many of you have been frustrated by losing an important call when you get inside an elevator and the doors close or when you go down into a carpark? We have all experienced that. Well, today only Telstra will be

06.10.06	- 4-	Sol Trujillo
Transcript produced by WordWave International

able to help reduce that frustration with the most extensive in-building coverage available. So, when we talk about coverage, we are not only talking about the geography across Australia but also the geography when we think about all the locations, in-building kinds of locations, that we are into.
Beyond that, only Telstra keeps you connected with the largest roaming network outside of Australia. No more carrying of two phones for those that had been CDMA customers. You only need one. Now, let me be clear: you only need one if that one is with Telstra.
Now consider what we are about to do for TV viewing. With our next generation handsets you are only one touch away from Foxtel TV or your mobile only available from Telstra. But how you experience TV with Next G is the dramatic difference. Compare how quickly you get the TV program you want versus other 3G networks. It is visible, it is noticeable and you can experience it all, and you will here — in a little bit.
Think about how you can watch FoxSports live as you click on your “my space” channels. The nice thing is that you can see it just about anywhere in Australia where people drive or live. Next G makes TV portable, fast and easy to access with fantastic quality, again available across Australia.
Now I’m going to show you something no-one has ever seen before anywhere in the world. This is Foxtel shown live on our new network near Darwin in a helicopter flying at 100 knots per hour. There is no sound to this, but we are testing and have been testing this network about as rigorously and completely as we could. So you saw there, 100 knots per hour up in the air, this network was working at these high bit rates of delivered content.
So, I would like to say to all of you: welcome to the new world of Next G. If you visited the Telstra Shop on your way in you may have downloaded a piece of music to a mobile phone and to a laptop at the same time. The nice thing about that is that you pay once. The nice thing about that is you can only do that with Telstra. But when you pay that one time you essentially get two licences as the music is sent to both devices. Again, only Telstra makes that possible.
Remember with our nationwide coverage, 98 per cent of all Australians can now experience music downloads that are fast and easy. Again, you will have a chance to see how fast and how easy it is.

06.10.06	- 5-	Sol Trujillo
Transcript produced by WordWave International

Next G is not just about handsets. I want to be clear. In the past we have always looked at the front of these devices and they have a name. The name of that device kind of defined what the experience was going to be for you and 400 million other people around the world. That now changes, because when you open any device from Telstra now you are going to be able to get a Telstra experience that you can customise for you and personalise for you; not for you and 400 million others, but for you. That, to me, is a big deal and it is a big deal as we have researched these kinds of concepts with our customers. So it isn’t just about handsets. Next G broadband also does work on your laptop.
So when you think about inserting one of these cards, we now call this our “turbo card,” because it does change the game for our customers of taking their laptop wherever they want to go, inserting the card and having this high-speed broadband capability wherever they might be.
So the world of business opens up further across Australia. It is accessible. This broadband capability is accessible everywhere that you may need it. It means you can be at a meeting with a customer, and if you need to download some important data you simply plug in your Next G turbo card into the laptop.
Telstra has taken video calling to a whole new dimension. Mobile videoconferences are now possible from wherever your employees, suppliers or customers are. For businesses with regional operations or a highly mobile work force, that means face-to-face meetings. So it is no longer you can’t see the person, you can’t look in their eyes. It is all there for you to be able to do.
So I would like for you to take a look now. We are on a live videoconference with colleagues across Australia. So what I would like to do is have you all say hello to Shontell on Thursday Island. Shontell, do you want to wave at us?
SHONTELL: Hello.
SOL TRUJILLO: Hello, Shontell. How about Daryl in Cape Byron? Daryl, do you want to say hello?
DARYL: Good morning, Sol, and welcome to beautiful Byron Bay. It is a glorious 22 degrees here. Congratulations on the new network. It is absolutely fantastic.
SOL TRUJILLO: All right. Thank you. How about Andrew in Southport?

06.10.06	- 6-	Sol Trujillo
Transcript produced by WordWave International

ANDREW: Hi, it is Andrew in Southport. We’re actually at the Ida Bay Railway, Blue River. We are about an hour and a half south of Hobart on the very pointy end of Tasmania, which is obviously at the very southern point of Australia. Thanks, Sol.
SOL TRUJILLO: All right. Good morning. And Ron in Uluru?
RON: Yes, thank you, Sol. Absolutely beautiful here today. I will just turn around and show you the iconic view that we have from here. I hope you can see the landscape. It is absolutely magnificent out here.
SOL TRUJILLO: Ron, we can see the landscape.
RON: I would like to tell you how fantastic this network is. On the drive out here I stopped at a place called Eridunda, which is about 200 kms south of Alice Springs, and I could watch FoxSports. I just love it. Thank you.
SOL TRUJILLO: All right, Ron. Thank you all. We are here in a big meeting with a lot of folks that are interested in hearing about what you and others around our Telstra family have been doing. So thank you very much for taking time out of your busy schedules and we will talk to you down the road. Thank you. Bye-bye.
As you can see, these are only the beginning of the ways that Telstra’s new network is about to change life and work in Australia forever. Now thanks to Telstra, Australians across the country are about to have more ways to do more thing in more places again than we have ever had the opportunity to do.
Remember at the beginning I mentioned challenging the paradigm of more technology has traditionally meant just more complexity for the customer. Take a look at this. Only Telstra again puts the things you want most just one touch away on the “my place” menu. You can see it up there on the screen. I can show it to you right here. When you flip open your phone and you click once, you are there. No other phones in the world feature this one touch menu, and only Telstra makes Foxtel TV, BigPond, Where Is, your account information, e-mail and more so easy to get to. Click and you are there.
What’s the next generation of these next generation phones only from Telstra? Well, it is going to include menus that you can customise even further. This is simplicity in that it is built so that you can drive what it is that you like to do, but most importantly anywhere that you might be.

06.10.06	- 7-	Sol Trujillo
Transcript produced by WordWave International

I want to take a moment and give credit to our partner who helped us build this network, a partner who is providing the most advanced technology across the globe. I have asked Carl-Henric Svanberg, chief executive officer of Ericsson, to join me for this historic occasion. So, Carl, would you please come up.
Carl, if you wouldn’t mind just sharing with everybody some of your perspective about the industry, about the technology, and about what we’re doing here.
CARL-HENRIC SVANBERG: Absolutely, Sol. And let me say to you and, ladies and gentlemen, it is wonderful to be here. I’ve travelled ten thousand miles to be here at this special occasion — historic moment for Telstra, for Ericsson, and for Australia.
And let me say that we have the world’s eyes on us today. This is the way the industry and the technology is moving, and I want to congratulate you, Sol, and your team for being early with your decision in leading the world in that respect. What you are delivering today in Telstra is raising the bar, raising the bar for operators around the world as they respond to consumer expectations.
We need to understand that designing, planning, and roll out a network and lower services, that is something that does take time and that is why it’s so important for an operator to be early out with his strategic choices to make sure that one can stay ahead of consumer demand.
Telstra will be able to offer services demanded by users today and tomorrow, and I must say that I’m proud and I’m excited to be a partner and to be part of launching this new generation network. In addition, to be able to launch a network of this kind on 850 megahertz. That is an advantage especially when it comes to reaching out and creating coverage. That is so important in a country like Australia. But it also joins in with other large roll-out that is presently going on with Cingular in United States, with Rogers in Canada, which means that it will help also to drive technology and availability of handsets.
Telstra and Ericsson, we go way back together. Ever since 1890, we have been building Australia’s communication infrastructure. But I must say that never has a project been as demanding as this one with the requirements and the targets set out by Sol and his team.
Together we have built this national network in a record time. In just ten months we have been able to cover 98 per cent of Australia’s population. It represents the largest — the geographically largest network — 3GSM network in the world, and we will also very soon be able to actually reach 200 kilometres from a single radio base station which is a feature that is especially important for a country like Australia with its specific rural coverage needs.
And I would say that that is just one of many small examples of our

06.10.06	- 8-	Sol Trujillo
Transcript produced by WordWave International

partnership but also of the commitment from Ericsson to continue to lead is leading world standards in mobile technology. We are every year investing some five billion Australia dollars in research and development with 18,000 search and development engineers.
Our industry is changing rapidly and will do so even faster in the future. We have seen now traditional wire line telephony for 130 years. We’ve had mobile telephony for some 50 years and with a leading standard GSM for now some 25 years. But today the phone as we all know it offers so much more than simply voice. In fact, this phone — we can look at just this simple standard mobile phone — it actually has more computer brains than Apollo 11 had when it landed on the moon. And it is pretty fantastic and breathtaking to think that I hold more computer power in my hand than Neil Armstrong when he commanded his moon landing.
What was then enormously expensive has now become affordable to all of us — to many of us — and it is, of course, the large volumes that makes this very exclusive and advanced technology available to so many.
Last year there was 800 million phones sold in the world and that makes it the most sold consumer product in the world, and it is one of those devices or products in the world that have meant most to change and develop peoples’ lives. And, of course, today we do so much more than just talk. It is, for example, possible to download music, listen to music whenever we like to do so. Let me just show you with this phone. Let’s listen to some music here. (Music) Pretty fascinating with a little phone like this that it actually is possible to drive this whole here. It’s amazing.
With today’s technology, data speeds are being dramatically increased. This will, of course, it will pave the way for many more new services such as mobile office applications, such as music downloads, mobile TV, and any other multimedia applications. And as a result, the traffic in mobile networks is expected to quadruple in the next five years, and we expect also that by 2010 that data traffic will exceed voice traffic.
The GSM wideband CDMA technology that Telstra have chosen and which is also quickly growing in importance and it covers today 2 billion of the 2.5 billion mobile users in the world. That, of course, means that it offers scale, it offers efficiency, and also an evolution path to the future. It is the 3G technology and standard in the world that is growing the fastest, and we can today offer data speeds that we get or exceed the data speeds that we get in fixed broadband connections and networks.
We’re no longer measuring speeds in kilobits per second but actually in megabits per second. And through HSDPA we can provide true mobile broadband and provide an opportunity for billions of people to reach the Internet.
Mobile broadband is changing the industry just like once mobile telephony did. And I’m sure that several of you remember and we asked ourselves some 15-20 years ago, “Who needs a mobile phone?” Today we are seeing the same shift again when it comes to mobile broadband. We

06.10.06	- 9-	Sol Trujillo
Transcript produced by WordWave International

as end-users we have broadband connections. We want to have a broadband connection for wherever we are and for any device and for any type of services.
But broadband access over networks is expanding also the overall market. Today about a billion people have access to the Internet but only 300 million through broadband. Just imagine when two billion people can get the access to mobile — true mobile broadband, and these people are today simply an upgrade-step away from mobile broadband.
We can use it for many other things. I would like to show you — and I have Malcolm up there. Malcolm has one of these chip sets that Sol showed you. This is — I’m very sad to look at these pictures, in fact, because I asked Malcolm to download over the Internet — I think you can cut it off. It is a bad thing because this is my home team — the leading hockey team in Sweden playing the worst team in the league and the home game two nights ago — and they lost the game. That is what makes it so sad. But you must agree with me that this is pretty fascinating. This is the picture blown up here. Just imagine how sharp it is on your laptop which means that you’re not any longer — you don’t have to sort of wait for a moment when you can watch a TV program at 8 on Friday night. I think we will see a lot of TV whenever we want on demand in the networks.
Half of the world’s population will soon have a mobile phone, and this is a fantastic development, and I’m sure that very few could anticipate when GSM started to really grow some 15 years ago. We at Ericsson, we have a vision of an all-communicating world. Communication is not only a fundamental human need. It also brings us closer together. It helps to build a democratic society, and it is driving economic growth.
I am proud over what we have achieved together with Telstra. I am proud that we at Ericsson can be part of this new era in Australia of communications. It is truly an exciting project to be involved in, and I can only give my compliments to Sol, Telstra, and the team for being the first in the world to drive this technology and development further and take this important infrastructure step.
And I can tell you that there are many, many customers around the world that are watching us now and they are eager to see how the development proceeds. Once again, Sol, thanks for letting me be here.
SOL TRUJILLO: All right, Carl. Thank you very much. It’s great to have you here.
CARL-HENRIC SVANBERG: Thanks.
SOL TRUJILLO: Now, just so everybody knows, Carl and I basically for the last ten months have had weekly conversations, right, Carl.
CARL-HENRIC SVANBERG: Yes.
SOL TRUJILLO: You know, getting this done in record time has been,

06.10.06	- 10-	Sol Trujillo
Transcript produced by WordWave International

you know, a challenge for both of us. So do you want to comment in terms of your experience with this versus maybe some of the other opportunities you’ve had around the world.
CARL-HENRIC SVANBERG: Well, I can certainly tell you that there hasn’t been a project that we have been involved in ever in Ericsson that has been this demanding and this fast. We have, in fact, in the most critical weeks and months here we rolled out and launched a new radio base station every 25 minutes, 24 by 7. That’s incredible and it takes an enormous effort. But, of course, it does take a partnership as well. You cannot do it as a vendor alone or as a telecom provider alone. It has to be together and I must say that our weekly calls Monday mornings at 8:30, they’ve been at times very joyful; at times very frustrating. It’s been a nervous race all the way but we’re here now.
SOL TRUJILLO: Yeah. Well, I think one of the things that we learned and is very important is this notion of trust because when you make commitments — in our case, we’re committing to you as a customer but also then as the strategic supplier — that we have to trust each other in terms of our capabilities but also the candour.
CARL-HENRIC SVANBERG: Yes.
SOL TRUJILLO: I mean, we’ve had some very candid conversations with each other during that process. But the point is to get things done.
CARL-HENRIC SVANBERG: Yes.
SOL TRUJILLO: And I think we’ve accomplished something nobody has done ever in the world before in terms of this kind of deployment. Just one other thing that I think would be helpful if maybe we can do is we have one of our technology folks over here that’s going to help us show everybody here what this really is about. Mick Alford is sitting over here and, Mick, why don’t you show us —
MICK ALFORD: Sure.
SOL TRUJILLO: — the differences here and explain to us what you’re going to demonstrate up here.
MICK ALFORD: All right, Sol. Good morning, ladies and gentlemen. Okay, what we have here is four identical laptops all set up, all plugged in with various wireless cards in production as you would if you stepped outside now and just logged onto the Internet.
We’ve got here on the far right is one of the competitors — is our competitor’s 3G offering. Next to that is Telstra’s initial 3G offering on a laptop. Next to that we’ve got Telstra’s EVDO and at the very end we’ve got Telstra’s NEXT G turbo card. What I’m going to do is I’m just going to kick off a quick download, and what you can see if you have a look at the screen here, the screen has got Telstra’s NEXT G turbo card on it. The feature to look at is the red bars there. That tells you how fast the download is coming, peaking about 3 meg, averaging about 2.6 however

06.10.06	- 11-	Sol Trujillo
Transcript produced by WordWave International

it’s showing there. We might as well just have a quick look at the competitor’s card, see how that’s going. It sort of hasn’t even woken up yet, just having a bit of a think about things, not even having breakfast.
Telstra’s initial 3G one is still going here. Sorry, mate, it’s all done. Our turbo card 8.9 megafile in 30 seconds. There you go, Sol, all done.
SOL TRUJILLO: All right, Mick. Again, you know, part of the reason why I wanted all of you to see this is what we’re about to deliver to all of Australia is the equivalent on the wireless base as to what we all experienced in the fixed line when we moved from narrowband to broadband. The narrowband you remember the wait. We had this www world wide wait kind of phrase that we all used. Now, it’s almost disappeared from our discussions.
Now, with this NEXT G capability it’s almost instant in terms of the wireless experience, and the speeds at which things can be delivered are so significant. So we’re anxious to turn this network on but as we do that, I think it’s important for me, Carl, to make sure that we’re ready in our stores.
So what I’d like to do is just check with Debbie Easter who is at our Telstra shop in Albury, get her online, and make sure that we’re ready. Debbie, are we ready? Hello, Debbie? Can you hear me?
DEBBIE EASTER: Hello. Yes, I can hear you.
SOL TRUJILLO: Okay. Go ahead, Debbie.
DEBBIE EASTER: The team’s really excited about the NEXT G products that we have and are looking forward to showing all of our customers the benefits they’re going to have by using the new network that we’ve now got enabled for our customers.
SOL TRUJILLO: Great. Great. Well, I was at a dealer conference earlier this week and the feedback was tremendous in terms of what all of the people were telling me about the next set of capabilities that they can now offer to their customers as they have their stores, but obviously we’re going to be launching first here in our Telstra shops and it’s good to hear that you’re ready.
So, Carl-Henric, what I want to do is now get us ready to turn the network on.
CARL-HENRIC SVANBERG: Right.
SOL TRUJILLO: But I think before we do, we need to say thank you to the people. You and I are standing here on the stage but there are some people that really made this happen every day.
CARL-HENRIC SVANBERG: Let me first say, Sol, I would like to express a thanks to our staff. It is, of course, wonderful to be here. I’ve been a supporter all through but true heroes are out there in the field.

06.10.06	- 12-	Sol Trujillo
Transcript produced by WordWave International

Fourteen hundred people we have had rolling out this network with us and partners, and there are some who have really done tremendous efforts.
I would like just to ask Bill to stand up and also Hals Vesberg from Sweden. They are the ones that are responsible throughout this. Throughout the world Hals and Bill are ahead here in Australia for doing this. This is just fantastic but — you may sit down.
But as I said the true heroes are out there battling still but I would also like to say that without you, Sol, and the team this wouldn’t have been possible, so we’re extremely grateful for this opportunity.
SOL TRUJILLO: Thank you. Well, Carl-Henric, I think you’ve gotten to know our leadership team here as well and I’d like to first acknowledge our Chief Operations Officer, Greg Winn. Now, Greg, if you would stand up if you can. You know, I think most of you know that since I came here I’ve been working on building a world-class team and Greg is world class.
I think if you talked to almost anybody inside our company that’s worked with him or if you talk to the folks that work with him outside the company, he truly is world-class. He’s driven this whole set of operations and the whole set of activities in ways that Carl-Henric and I were talking about that we’ve not seen before. And Greg has done a special job as leader in the business that’s running the operations and making it happen. So please help me thank Greg Winn.
With Greg are also two other individuals. One in particular that I’m going to start with and his name is John Gonner. John, if you would stand up. John also joined us. He’s had experience operating around the world as well in terms of building networks in Eastern Europe, Vietnam, the U.S., Europe, all kinds of places, and John is the person that we gave the task specifically around wireless to help us with our strategy development, to help us in terms of thinking about what was the best set of choices, and obviously, John, he’s always done a terrific job for us. But, John, I want to thank you very much for everything that you’ve done to make this work.
And then finally Mike Wright. He’s one of what I would call one of our “home boys”. He’s an Australian. He has a long history here with Telstra. And Mike has been the chief engineer, the wireless engineer driving the design, the architecting, all the things that are associated with again making this the best network possible for Australia. So, Mike, I want to say thank you to you as well, and congratulations to all of you.
So, Carl-Henric, I think it’s time —
CARL-HENRIC SVANBERG: It is time.
SOL TRUJILLO: — to light up the network.

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CARL-HENRIC SVANBERG: Yes.
SOL TRUJILLO: So let’s go.
Okay. Well, congratulations.
CARL-HENRIC SVANBERG: Thank you.
SOL TRUJILLO: Thank you very much.
ANDREW MAIDEN: Ladies and gentlemen, my name is Andrew Maiden. Welcome to those watching on our webcast. We now have a short opportunity to take some questions from the media and after that we’ll have a 15-minute break and resume with the analyst component of this event today.
For media, can I ask that when you ask questions please introduce yourself by name and organization and make clear to whom it is that you’re question is addressed. So are there any media questions? Please come to a microphone.
KATHY SWAN: Hi, Kathy Swan from ABC TV Inside Business. You’ve said a lot about how we’ll be leading the world with the pace of the mobile broadband, but it’s still not going to match fibre to the node. When are we going to catch up there.
SOL TRUJILLO: Well, we’ll talk about fibre to the node later today in our investor briefing, so I’ll deal with that then. Okay? Thank you.
ANDREW MAIDEN: Microphone three.
MICHAEL SAINSBURY: Hi. Michael Sainsbury from The Australian. How are you?
CARL-HENRIC SVANBERG: Hello there.
MICHAEL SAINSBURY: With this HSDPA technology that you’ve got on the new network, is that any different to the technology that Vodafone launched this week or that Hutchison will be putting into their network or Optus?
CARL-HENRIC SVANBERG: What the HSDPA network actually is doing it is using normal 3G technology which has a radiowave that basically swings up and down. But data — when you’re up on the top, you’re up at 40 megabits per second and down here you’re very slow, but the voice has to come through that whole way. But data you can basically use and jump on the tops and stay on highspeeds.
We are here the first in the world now to launch 3.6 megabits per second and then we will step it up to 7.2 and then 14.4 and that we’ll go step by step. So in that sense we’re the first here. But it’s basically the same infrastructure and the same technology. That is very important because you want a future-proof technology you can migrate step by step into higher, better technologies.

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ANDREW MAIDEN: Any other questions? If not, there will be another opportunity for media questions at the end of day. But I see another at microphone 3.
TONY BOYD: Tony Boyd, Financial Review. I wonder if you could just talk about the handsets that will be available; for example, Nokia, which I think is 60 per cent of all phones sold in Australia. When will you have those, Sol?
SOL TRUJILLO: Well, first of all, Nokia is not 60 per cent of all phones sold in Australia. As a matter of fact, I think David Moffatt will talk a little bit later about the mix of handsets. We will have Samsung. We will have LG. We will have a ZTE which is a new entrant in the market. We’re going to have a Jazz Jar PDA handset, and we have a whole series of handsets that will be evolving over the next few months including Motorola in a couple of weeks as part of our lineup.
We have a great offer but as I said before, the issue here is not about the name on the front; the issue here and the opportunity here for customers is about the name on the inside, and it’s about Telstra and it’s about the experience that we’re going to deliver. As certain manufacturers are ahead of others in terms of moving into the 3.6 HSDPA kind of world including 850, they will all come and they will all be part of the game.
But again the most important name with what we’re doing with NEXT G is Telstra. That is the brand; that is the service, and that is the experience.
ANDREW MAIDEN: Raphael.
RAPHAEL MINDER: Yeah, hi. I am Raphael Minder, correspondent for the Financial Times. I wanted to know — if I understand right you’re actually launching today the marketing side as well — what kind of offer, what kind of promotion are you giving customers to get them to migrate to this network? Are you going for something very different to what you had done in the past with previous new products?
SOL TRUJILLO: Well, actually, Raphael, the number one offer that we’ve got for our customers is the experience. It’s about the speed. It’s about the reach. It’s about the capabilities. It’s about all the things now that they’re going to be able to do that they could not do yesterday or that they cannot do with another competitor.
Because this in-building coverage issue is a big issue for most customers. We’ve taken that wall down. In terms of the nationwide footprint not only for voice but also all the data services and capabilities is the new opportunity and also then some of the applications and services that we talk about in terms of our devices. When you go on and you want content, you want music, you want to download, you want to do things simply, easily, that’s all part of the offer that’s different and bigger and better than ever before.

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ANDREW MAIDEN: Microphone one.
KAREN TSO: Karen Tso, Channel 9. Question for Sol: Obviously the timing of this network launch comes before the T3 shares go on sale. How is it likely to impact that sale process?
SOL TRUJILLO: I really have no idea how it will affect the sale process. We designed this date over a year ago. Over a year ago. It had nothing do with T3. It has everything to do with serving our customers and being better than those that we compete with.
So in terms of commenting on T3, it really has no relevance in a sense of timing, capabilities, and the differentiation that we have. What I talked about last November 15th was that by no later than the 1st of ‘07, we would build this high-speed data network broadband wireless capability that would advantage us in the marketplace and that’s what we’ve done.
ANDREW MAIDEN:.Two more questions. The second last from microphone 3.
JENNIFER HEWITT: Jennifer Hewitt from the Financial Review. I was just wondering if you could give us any indication, Sol, of the type of pricing you’re looking at on this also how many people you expect to have on the network by the end of this year, and if you see any issues at all of congestion if, in fact, this proves to be extremely popular.
SOL TRUJILLO: Jennifer, let me take the last part of your question first and then I’m going to beg off on the first part because David Moffatt will talk about some of this in his presentation a little bit later in some good detail around our whole strategy of roll-out. In terms of the congestion, this network is being built for a lot of customers in terms of the network capacity, probably initially up to a million and a half customers just as of today. And I’m looking at Greg and John and Mike for verification as our engineers.
So we have plenty of capacity and plenty of reach again around the country. We don’t put our little toe in the water and just announce one little exchange or one little city or one little whatever. We’re doing this nationwide. Now, the key here relative to the services and the offering and the pricing, again this is a high-value network. This is going to be enabling lots of capabilities that people have never had before. And so David will talk some more and again I think you’ll get the precision of what you’re looking for in a little bit. Okay? Thank you.
ANDREW MAIDEN: And the last question from microphone one.
JOHN FARDOULIS: John Fardoulis from Mobility Magazine. I’m just trying to get a handle on the significance across the whole industry. So if I ask you a question and a quote at the end — if I asked you: This is the biggest thing in mobile since... What would you say?
SOL TRUJILLO: Well, to me this is the equivalent of the transition we made in fixed line from narrowband to broadband when you think about

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the world wide wait versus the always-on experience. Because now when you click and you access a service here, it really does come right away. And in this case if I want to get on to my BigPond site, it’s instant. It’s three, four seconds in terms of the time that it takes to get there.
If I want to watch FOXTEL, it’s three or four seconds to get to that site. It’s not like anything else because most of us — pick up any mobile phone that you have today including Telstra’s, so I’m not just talking about inferior competitor A, B, or C. I’m including Telstra in that statement — you click on any kind of site that you want to access, you see the little globe turn, and you wait and then you wait and then you wait and then you finally get something show up. And then when you’re on there you click again waiting for it to get to another site and you wait. Now you click and you receive. That is the big difference.
JOHN FARDOULIS: How about an Ericsson comment as well. The biggest thing in mobile since what?
CARL-HENRIC SVANBERG: No, but I think you’re absolutely right there, Sol. And we’ve always been enthusiastic about taking steps when it comes to speeds. This time it’s a big step but it also is a break — we pass a breakpoint. You can now download with your card that we showed on the — like, for example, the hockey game there. You can download now as quickly your mailbox as you ever do at home. You can download music as quickly as at home. You can watch TV direct from the Internet surfing and stream TV as we did here with perfect quality. This means that in Sweden where we have 1.8 megabits per second, those guys now that have started in our offices, we’re are all running around with our 1.8 cards and people don’t hook up to the broadband anymore because it’s good enough. It’s as good as the fixed broadband is. You can download music and actually keep it there as well as you do it in your iPod. So you’re actually passing a breakpoint. It’s pretty fascinating.
ANDREW MAIDEN: Ladies and gentlemen, thank you for your questions. We’re going to resume the analyst briefing component of today at 9:55. So please be in your seats at 9:55. And for television cameras and print photographers, we’ll have another opportunity for photos on stage now. So we’ll speak again at 9:55.
oo00oo

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9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of Analyst & Media Q & A at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the Analyst & Media Q & A, at Telstra’s Investor Day 6 October 2006, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA INVESTOR BRIEFING
6th OCTOBER 2006
Analyst and Media Q & A
– – – – –
SOL TRUJILLO: All right. Bill, thank you very much. Hopefully you have seen we have thought about this Next G capability end to end and it is going to make a big difference in terms of our business. But enough of that. We are going to open it up for questions. I know it is late. I apologise for the events of the day. But for those of who you still have the energy and still have the desire to ask whatever questions, we will do it now.
IAN MARTIN (ABN AMRO): That is all very impressive and it seems to be going on track, but it seems to me the biggest, riskiest part of the transformation, the IT component, is the least developed. I guess there is a lot of preparation work you have to do before that really gathers pace. I got the impression from Greg Winn that the bulk of that work is going to be done over the next 12 months. I just wonder if you can elaborate on what the different tasks are over that period in the IT transformation and a little bit more detail on what the risks might be and the consequences, if that does take a bit longer or costs a bit more.
SOL TRUJILLO: Let me start and then if, David, we can get the mike to Greg over here. In terms of the transformation and the IT when you looked at at least the chart I had up, we have been essentially tilling the ground, getting everything ready in terms of the work, in each platform area, whether it be those that have been retired and need to be converted in terms of its utility into a new platform and a new system capability, all of that work is under way and we are actually ahead or on schedule on most of those elements.
But I’m also realistic enough to say that there is a lot there. If you think about transitioning from 1,250 systems, if you will, and we have uncovered a few more in the last six months that somehow people didn’t know about within Telstra, but when you think about converting those down to 250, there is a lot of work there and it does take time and we are going through the detailed work just like what you saw on the detail of this network transformation that we undertook with the wireless.
But it does take time because, one, we have to stop doing some work. We have to then initiate the code building and the programming and all the work that is part of the new systems, clearly with all of the partners that we have in our ecosystem, and once that gets done then it takes time to turn up. It doesn’t just happen that you turn on the switch one day. But it is about removing work, changing process and doing other things. But in terms of the specifics and maybe some added colour, I will turn it over to Greg who can tell you more about what is the work program and how he thinks about managing as you say the risk here.

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GREG WINN: Sol pretty well nailed it, but the first thing we had to do was we had to map everything that we have today. That is no small task with a business as complex and the systems as complex as they are at Telstra. So there has been kind of like parallel paths. We have mapped all of the functionality that we have today. We have placed values on it by organisation, by unit, by customer group. Then we created the mapping of the new world of what we wanted it to be and how did we want our systems to perform, how were we going to operate in the future and then how did those two transact each other. So that has been all the work that has been going on, and then looking at what are the most have things that we have today that we have to take into the new world, a lot of it around requirements for collections, how things mapped to the general ledger in the billing et cetera like that. Those are absolute mandatory things to make sure we have them all locked down.
Two, what were all of the asks or all of the new capabilities from our market based management? Go to market capability, everything from campaign management, understanding customers, single identity or presence across the systems, and we laid all of those out and then again mapped what we are going to be able to deliver out of box and not out of box. So all of the work that has gone on for the last 10 months has been very detailed, agonising, pick and shovel work.
The next stage actually starts in just a few weeks. We are locking down all of our current capabilities and our systems and we are going into what we call a black-out starting 1 November, which means that we are going to do very little systems work in our legacy environment other than just price change, some stuff we have to do from a competitive standpoint and what we call break fix. But we are not going to do new capabilities there.
All of our effort, all of our resources are pointed towards the new capabilities, and with that becomes getting all of the data ready to do the migration across to the new systems. So our first drop is the consumer drop which is in the late third quarter of this coming calendar year, and then we are going to be moving millions of accounts at a time. So there is a lot of work to this. It is not easy work. We are very well progressed on it. It is just that you see it come in chunks, and it is in big chunks because there is so much planning and detailed work and testing and user acceptance testing and soaking and regression testing, all that has to go on because we can’t afford to have a hiccup.
SOL TRUJILLO: I guess, Ian, I would just add one last thought. The reason why I had Bill Green here from Accenture is that, because it is of such magnitude for the business, they literally have imported a lot of world-class experts that are sitting here in Australia working side by side with our Telstra employees so that again we mitigate a lot of that risk, because what we are doing is not new science, it is not the billing systems or other platforms that we have in the business haven’t been changed out before; it is just the number that we are doing simultaneously. So when you bring in

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people that have done it, people that know the transformation, have done it in other telcos, it mitigates a lot of that risk because you are using processes and capabilities that exist and science that has worked in other companies.
PATRICK RUSSEL (Merrill Lynch): I just wanted to explore a little bit on the cost side. It just seems in light of the target to take 12,000 employees out by 2010 that you would probably expect maybe slightly lower cost growth and maybe total cost to actually come down in absolute terms over that period. Rule of thumb: if you take that amount of staff out of the business you would probably be looking at the best part of a billion dollars of absolute costs out, maybe possibly more. So I just wanted to get a feel for why the costs are probably not trending down. You still have a reasonable cost CAGR over the next five years in light of that headcount reduction.
The other quick question is just your thoughts on fibre to the node. I mean, if you don’t proceed with it, do we now expect the next gen wireless network to be the replacement to that? I guess the concern is you are not rolling out ADSL2 plus and you do have relatively aggressive market share targets in broadband on the fixed line side presumably, or are those market share targets including next gen cards as part of the market share count. So I just wanted to clarify that.
SOL TRUJILLO: Patrick, do you have about an hour? We will take those in pieces. I will give my initial comments on the cost structure item and then ask John to comment, and then after that we will deal with the fibre to the node, kind of the broadband play.
In terms of the cost structure, the big issue that we talked about last year, both John and I, was the fact that we are going through a mix of revenue shift, meaning we used to have PSTN as kind of the primary source of our revenue growth and our revenue base. Now, as you have seen, you know, from a few years ago our PSTN revenues accounted for about 50 per cent of our revenue base. As of end of last fiscal year it was at about 30 per cent of our revenue base. You know, we expect it to continue to decline.
Therefore it has been substituted with things like broadband, things like our mobile, 3G services and others that have a different — they have a cost of goods characteristic to them that PSTN, its legacy PSTN, historical PSTN didn’t have. So you would expect to see some different cost characteristics in terms of how you generate revenues. Notice what I said: how you generate the revenues.
What will change and is declining is the core infrastructure side of the business in terms of how we operate the business. Those costs, the underlying costs, are definitely declining. It is hard to quite tell today because of the overlay of our transformation spend, but when we move into next year you are going to start seeing the full impact of a lot of what we have been doing on the operating costs.

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JOHN STANHOPE: Let me just add, Patrick, that I did say it several times during what I said that the DVCs or the variable costs will increase to support the revenue target. The revenue target stayed at 2 to 2.5 per cent, and it does because we have got a higher variable cost to support that revenue target than when we had the opportunity to bring products and services to market with fibre. There is no doubt about that. But inherent in the assumptions as well of course is you still have wage increases, you still have CPI. So they are inherent in it as well.
But the other thing of course when you look at the program of the transformation and where we are up to, in fiscal year 2010 you are just starting to realise the platform costs out per se. So it is a timing thing. We expect to be able to do better as the years go on as the platforms are introduced, soft switches are introduced and so on. So it is out to fiscal year 2010.
SOL TRUJILLO: In terms of the broadband question and the ADSL question, I commented this morning that we are going to be aggressive, as you have seen with Justin’s presentation in terms of keeping share and growing share economically, and I said this back in August that I want to make sure that ARPU sustains itself or even grows over the next three/five years as we evolve our business and we redefine the formula of how we grow. In the case of broadband, we will be aggressive on the DSL platforms. We didn’t say anything today because we are still working on what makes sense for us in terms of our plans leveraging DSL.
However, we are also aggressively, as Greg pointed out in his presentation, working on another broadband platform, which is our hybrid fibre coax cable. The third platform that we don’t know enough yet about but we are going to be doing trials on is this wireless capabilities where we can start looking at wireless local loop and how leveragable that is for us as we evolve and as you heard Carl-Henric talk about the migration from 3.6 to 14.4 to perhaps 40 megabits in the next few years. 2009 is not very far away. So we are going to be looking to economically leverage whatever platforms that we have.
Fibre to the node was taken off the table because under the pricing regimes that the regulator has in place with currently the copper business as well as how they think about spectrum sharing, the economics wouldn’t work for our shareholders. As you have heard us say over and over again, we will only do those things that are shareholder friendly at least knowingly in terms of running the business.
But we have no concerns about how aggressive we will be and how well positioned we will be in the market, and we will talk specifically about broadband at another point in time. Today we wanted to focus on probably the most significant point of differentiation we have ever had at Telstra, and that is our broadband high-speed wireless network.
MARK McDONNELL (BBY): Just on 3G, a couple of questions, if I may. Is the mobile

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content sourced from the channels or from an aggregator? Are the advised data transfer rates — the 3.6, 7.2, 14.4 — are they download only? What is the upload capability? Is it the same or is it less? Can the exclusivity of the offers be protected particularly in the context of prospective regulatory intervention that would seek to make equivalent wholesale access for your competitors?
SOL TRUJILLO: Okay, let me take the first part and then if Justin or Holly can get a mike to talk about the content and some of the questions there. In terms of the last part of your question of how protectable or sustainable is our competitive advantage, I think that the thing that I have heard the regulator speak to is this idea about encouraging facility based competition, and what they like about the whole DSL play that has been going on is in fact that there are now other players investing to compete, which personally I agree with, I think is a good thing in the marketplace to be able to do.
Now that we have taken shareholder money and built a new network, to say to Telstra shareholders, “Now you need to send your investment and the associated returns to Singapore or to Hong Kong or to London,” I don’t think makes good policy and I don’t think it makes sense and I’m not sure that that’s what the regulator would want to see happen given their policy statement around facility based competition.
So we made a decision to go forward, drive differentiation and if the companies from Singapore or from Hong Kong or London want to compete, let them risk their capital. So we are doing that. In terms of the content, Justin, do you want to deal with that, and the upload and download speeds issues?
JUSTIN MILNE: On the content story, the content is of course a mixture. Some content is entirely aggregated. If you take the Foxtel content, of course that is provided to us by Foxtel who package it, but they aggregate it from various suppliers like CNN and other people around. Then there is content that we aggregate on the BigPond side of things as well. So, for example, BigPond movies. We don’t make movies. We go to our partners like Sony and Warner Bros and we aggregate movies for those and put them into a sort of convenient storefront for people, same with games.
Then there is content that we do kind of manufacture in that we go and buy rights for things like AFL, NRL, V8 Super Cars, but we have crews who shoot, we have crews who edit and put together, and we put stories alongside them and we put those up. Then, finally, there is a user generated content. That comprises things like blogs, video blogs, mobile blogs, that kind of stuff with some interesting stuff coming down the track on the user generated side as well.
On the upload side — Greg can test me on this — I think we have 128k upload on a 512 to 1.5 meg download. So these are asymmetric networks like most broadband networks are.

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HOLLY KRAMER: They are asymmetric, but the HSDPA gets married with HSUPA, which is the uplink upgrade, and the path sort of follows in a relative sense going forward. So it is about 300, actually, in the next iteration, which is really next year. Most of the services, the uplink is less critical for those services. So, yes, it does improve quickly and it improves in relation to the increase of the download speed.
TIM SMEALLIE (Citigroup): Sol, congratulations, nine months, a great outcome with the Next G Network in that time frame. Looking at the Australian market, I guess the regulator is still a far greater threat to your business than anything your competitors can throw at you. In that context, how does Telstra respond to the threat of declaration of 850, because obviously that is something that has been bandied around in Canberra? Secondly, in terms of the long-range guidance, how many of your I guess product segments do you assume that you will have market share greater than 50 per cent? I guess the final question is I think John has given some indications previously that he couldn’t give any guidance on FY08 dividends given the uncertainty around ULL. In that context, how much comfort do we take in the long-range guidance that we have been given out to FY10?
SOL TRUJILLO: Let me start with the first part of the question. I cannot predict what the regulator will or will not do. All I know is what they have stated as their policy. I think in terms of what I would call good policy is obviously we have three other facility based players of size and of substance: SingaporeTel, their market cap is $35 billion, $40 billion; Vodafone is the fifth largest market cap company in the world, or thereabouts; and the other player, 3, they have an owner that is worth more than most companies or at least ownership structure that is that way. So they are very capable of investing and doing the things that we did. Do they have the competency? Do they have the desire to invest in Australia? I can’t answer that. But all I know is we will take control of our future in doing what we need to do to advantage ourselves in the marketplace. We have shown that today.
You heard the statistic. Every 25, 28 minutes we were turning up a site every day for the last nine or ten months. A lot of work was going on, a lot of hard work by a lot of people. That’s a competency that is not just spending money. So we intend to compete hard and we intend to compete for advantage.
In the case of the regulator, we will deal with the regulator as appropriate and as required. As you have seen, we are allocating resources to those things that are not regulated or not controlled in terms of pricing and other issues that may constrain our growth or may affect our profitability, because we are going to be very shareholder friendly in virtually everything that we do.
JOHN STANHOPE: Tim, as you would know, we are in a very critical point in preparing for the T3 sale, so I’m not going to make any statements about market share assumptions in our long-term objectives. With respect to dividends, of course in a model of long-term objectives you have an assumption on dividends, but I’m not going

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to tell you that either, and make the point that dividends will always be and remain subject to board consideration every half year in our normal cycle.
TIM SMEALLIE (Citigroup): Just on that, John, in terms of the FY07 I think you were at pains to highlight that this assumes there is no adverse regulatory outcomes for the rest of this year. We only have an interim decision at 17.70 on band 2 at the moment. It would seem that that might have been a bit of a rushed decision ahead of potential issuance. If we see the ACCC come out and they come up with a final at $13, what implications does that have I guess for the ‘07 dividend outlook and also for the long-range guidance?
JOHN STANHOPE: That is something we would have to consider if it happened. I don’t want to speculate on it.
SOL TRUJILLO: I think the key point there, Tim, is that operationally hopefully everybody is getting the picture: this team is a competitive leadership team. Just because people have price opportunities doesn’t mean they win the customer, because at the end of the day it still takes a service, it takes a deliberate service capability, it takes a service that customers want to buy for them ultimately to get a customer. So we are going to go hard at the market in a very pro-competitive way and building advantage on things that have nothing to do with core infrastructure, but all about adding value for the customer.
GARY PINGE (Macquarie Securities): Just a very quick question, actually, John. A couple of my questions have already been answered. But, with regards to PSTN decline, you are saying that that has stabilised. Can you tell us what the underlying decline for the PSTN would have been in the first two months if you strip out the benefits from the wholesale line rental increase?
JOHN STANHOPE: No, I don’t have the number off the top of my head. When we stripped out the increase — I think I said this at the full year — the decline first half to second half was still a decline of about the same order. So it is still where it was in the first half. This is a better way to put it: the rate of decline is still the same.
SOL TRUJILLO: Justin, you had your hand up, and then I am being instructed I have to cut it off because there is other use for the room.
JUSTIN CAMERON (Credit Suisse): Just one more question, Sol. There has been a lot of discussion today obviously along the capex of Telstra going forward, obviously a peak year this year and then going forward, trending down to the 10 to 12 per cent capex to sales target. If you look obviously internationally now and look at your competitors on the PTT side, the average capex to sales ratio is anywhere between kind of 14 to 16 per cent. Looking at ‘08/’09, and obviously this will have a pretty meaningful impact on your cashflows, how can we look at the Telstra business post-transformation given ‘07 is the big year? Could we see a step down from the 22 to 24

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per cent capex to sales rates down to kind of 17 to 18, which obviously we can see there is kind of potential changes in your free cashflow forecast?
SOL TRUJILLO: We are not giving year-by-year guidance, but if you think about it just logically — I just want to help you think about it — the wireless network build essentially is getting completed in this fiscal year. So that comes out of our spend base. Now, we are also accelerating some of our fixed line spend associated with soft switches and other things that are going to be deployed.
At the same time in this year we are launching all of the big IT spend because, as Greg said, all the boats have been launched. So, as we look at the fiscal year next year, there will be a ratchet down and each year thereafter there is going to be a further ratcheting down because when we get to 2010 we are going to start hitting what I would call the steady state of the business. We will have changed out all of our processes, our systems, we will have built out the networks, we will have retired or have in that year begun most of the retirements of old legacy systems, if we haven’t already. So all of that will have allowed us to get to that 10 to 12 per cent.
As we said this morning, this is going to be a different kind of business from a physical element business to a really software driven business. So, as you stair step down, you can probably make whatever reasonable assumptions that you want to make.
Okay. Sorry I have to end it, but before we adjourn today I do have to thank all the people here who what I would call make things work. Now, you saw with the wireless network build that we will work through anything, and as you saw today hopefully we had a surprise, we had a rouge sprinkler that affected us at the passenger terminal. But it didn’t stop us. It didn’t stop us because we had a team of people that do amazing things here with us today.
I regret that all of that happened, but again there is no stopping us because this is a new Telstra. We have launched this new network that shows what is possible. Again, in two hours, as we think about when the event happened this morning, we were here up and running again. I want to thank all the people that have been involved in making things work. Phenomenal job. I would like to thank the Hilton Hotel, who again responded literally on the minute when we called them and said, “Can we move our meeting here,” and all the people that have been involved in reloading the materials, moving the equipment and again getting everything done.
So, you know, most of us always get sage advice from our parents as we are growing up. My father always said to me, “Sol, it is not the bad or the unexpected things that happen that define you, but how you recover is really what counts.” In this case I am just extremely proud of the people that have been associated with here today to make today get back on plan so that we can communicate our important message to all of you about the new Telstra.

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I want to thank all of you who have had the perseverance, the patience and the desire to hear this story. So thank you for coming. Don’t forget, the drinks are on me out here. Enjoy. Thank you very much.
Media Q & A
TONY BOYD (Financial Review): Sol, I noticed in your forecast you have obviously increased the amount of revenue from new products. I think it is now in excess of 30 per cent. I wonder if you could give us some more detail about where you think that revenue is going to come from.
SOL TRUJILLO: First and foremost you saw today we launched the most significant, most high-speed broadband wireless network in the world here in Australia, and that is a big part of our future because, as we have done consumer research, here in Australia people have a lot of needs not just to be in one city or one location but to be able to move throughout the country, and not only throughout the country but offshore on occasion, and they like that simplicity of what we can do, but not just by voice but they want to do other things. They want to be entertained, they want to do business, they want to do a lot of things.
The second layer that we talked about that happens within our wireless 3G network, David Thodey talked about, Deena talked about in terms of other services in terms of delivering health care, if you are a State government, if you are a federal government, if you are anybody that is thinking about delivering services remotely, there is a new set of capabilities now that you really couldn’t contemplate in the past but now you are going to be able to — educational services and I can go on and on.
At the same time on our broadband platform, on the fixed line side, when you look at BigPond and you look at the growth now that we are starting to generate with additional services beyond just the pure connection for access for speed for whatever customers might choose to do, that is growing. Again, within all of the business, whether it be in the consumer segment, the SME segment or the enterprise segment, it is all about applications and services. So the theme there is about additional benefits, additional services.
Finally, you look at Sensis and you look at the growth that we are generating in that business. Bruce talked about double digit growth at the bottom line, and you saw the second half of the last year getting us to near double digits at the top line. Now, the way that the year unfolds is a little bit lumpy because of the way the books get produced. But at the end of the day we are looking at near double digit growth in our Sensis business as well. So we have a lot of that and we are investing to grow. The nice thing about most of what we are growing is that it is higher margin growth than what we saw a year ago or two years ago in this business.

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MATT PEACOCK (7.30 Report, ABC): From your point of view what is worse, do you think: what Telstra management refers to as screwball regulation or government ownership?
SOL TRUJILLO: What Telstra management spends most of our time doing is thinking about customers. We really spend — I hope you saw it today — a lot of our time focused on understanding customers’ needs and then spending the rest of our time figuring out how we deliver to customers’ needs. So that’s our focus.
What happens with the government, what happens with regulators we need to deal with and we need to recognise and we also need to influence to the extent that we can and I think you have seen that we are aggressive in that space. But the vast majority of what we focus on in our time, in our resources, our people and asset allocation is around what we can control and you have seen it today with the launch of our Next G Network.
JANE SCHULZE (The Australian): Firstly, there have been reports that the change of control at Telstra may trigger management gaining a share bonus or share windfall. Can you tell us whether or not that is correct? Secondly, the government is also going to auction spectrum for what they are calling channel A and channel B as part of media reforms. Given what Telstra have announced today with their wireless 3G service, would you be at all interested in the DVBH service or the other services that could possibly be provided on the other channel?
SOL TRUJILLO: Regarding your first question, regarding some sort of change of control with the government, with the ownership changing – – –
JANE SCHULZE (The Australian): (Inaudible).
SOL TRUJILLO: The answer is: if it does, I’m not aware of it. That’s not the focus that we have. The Prime Minister has stated for a number of years that the share sale down is part of their objective. So I would say, number 1, I don’t think so. Number 2, in terms of the rest of your question on media reform, DVBH – – –
JANE SCHULZE (The Australian): (Inaudible). Would you bid for the spectrum?
SOL TRUJILLO: We are interested in exploring the idea of DVBH. We have done some trials. We have done it in partnership with some other companies here. Obviously that spectrum could be usable in an efficient way to deliver true broadcasting over the air. At the same time, we don’t have an interest in getting into very expensive propositions about the cost of that spectrum, just simply because we already have a network now that is capable of delivering broadcast signals the way we think customers want it.
We are now finding in our research that customers like bite size entertainment. They like bite size information. They like doing their work in increments of time. That’s why

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we do e-mail and other things every day on these devices that we carry around. So we are interested, yes, but we are interested in an effective and efficient process that can bring the benefit to Australians in a cost-effective way.
JESSE HOGAN (The Age): How important to achieve this transformation plan is it to have a united board?
SOL TRUJILLO: Having a board that is unified around a strategy is absolutely imperative. When I came here, when the board was recruiting me, obviously I had a long conversation with every board member about the direction, about some of the beliefs that I had and also got a clear understanding of their beliefs because management will always want to make sure that you have a unified board in order to be able to execute what the core strategy is.
JESSE HOGAN (The Age): A lot of today I think has been aimed at high-level investors. In a couple of days probably some lower level investors will be trying to think whether Telstra is worth investing in. Are you thinking about trying to explain at a lower level what is going on with your transformation?
SOL TRUJILLO: Well, we just spent all day long talking about our transformation, providing the information, because all the information that we provide here in this room is lodged so that anybody has access to it, because we are a very open and disclosing company. Since I have been here, telling the truth, saying it like it is, has really been our policy and will always continue to be. We will try to provide as much information as necessary for our customers, for our shareholders and for all those that might be interested in our company.
HELEN McCOMBIE (Lateline Business): A couple of questions. First of all, how wet did you get? Two, on the eve of the prospectus, how would you describe your relationship with the federal government? Three, with the prospectus there has been some talk that you and the federal government have been having conflict about what you are putting in the prospectus about regulation. Has something been resolved there?
SOL TRUJILLO: Well, I can only really address the first part of your question, and that’s simply because there are restrictions at this stage in terms of talking about anything to do with T3. Today’s series of events, including a bit of a washout, the sprinkler system, the rogue sprinkler head that started pouring water, I personally didn’t get wet, but I have to tell you it didn’t dampen my enthusiasm for all that we are doing here today.
In terms of what we are here today is not about T3, it is not about prospectuses. This has been planned for a long time. A lot of people have done a lot of hard work across all of Telstra to make today happen. So we are anxious, all employees, if you go into any of our stores, you can go out to our garages, you can go out to almost any part of

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our company today, I can tell you that the Telstra employee is proud to be wearing that name on their shirt or on their back or with the signage in their store.
GERALDINE CHO (Reuters): Given that the T3 share sale will be launched very soon, would you expect that investors will be put off by the downgrade in earnings to fiscal 2010?
SOL TRUJILLO: I can’t speculate on what investors are going to do or not. There has been a lot of coverage of our targets, a lot of discounting of our targets since we announced them last November, because they are aggressive targets. But I think what is important is if you are an investor and you look at cashflows of a business that is a key ingredient.
Our fifth year target in terms of free cashflow generation hasn’t changed. If you look at the EBITDA margins that John shared on his chart and that I had earlier in the day, those EBITDA margins will be representative of perhaps some of the best in the world. When you think about a company like Telstra, any telco, any PTT around the world, the biggest challenge for them is replacing old revenues, old PSTN revenues and old revenues that are in decline with new revenues. That means you have to become an innovative company. That means you have to generate new products and new services. That means you have to be aggressive about it. Today you saw a first in the world with Telstra. So we are focused. My view is that should be encouraging and not discouraging.

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9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of Analyst & Media Q & A at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the Analyst & Media Q & A, at Telstra’s Investor Day 6 October 2006, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA INVESTOR BRIEFING
6th OCTOBER 2006
Analyst and Media Q & A
– – – – –
SOL TRUJILLO: All right. Bill, thank you very much. Hopefully you have seen we have thought about this Next G capability end to end and it is going to make a big difference in terms of our business. But enough of that. We are going to open it up for questions. I know it is late. I apologise for the events of the day. But for those of who you still have the energy and still have the desire to ask whatever questions, we will do it now.
IAN MARTIN (ABN AMRO): That is all very impressive and it seems to be going on track, but it seems to me the biggest, riskiest part of the transformation, the IT component, is the least developed. I guess there is a lot of preparation work you have to do before that really gathers pace. I got the impression from Greg Winn that the bulk of that work is going to be done over the next 12 months. I just wonder if you can elaborate on what the different tasks are over that period in the IT transformation and a little bit more detail on what the risks might be and the consequences, if that does take a bit longer or costs a bit more.
SOL TRUJILLO: Let me start and then if, David, we can get the mike to Greg over here. In terms of the transformation and the IT when you looked at at least the chart I had up, we have been essentially tilling the ground, getting everything ready in terms of the work, in each platform area, whether it be those that have been retired and need to be converted in terms of its utility into a new platform and a new system capability, all of that work is under way and we are actually ahead or on schedule on most of those elements.
But I’m also realistic enough to say that there is a lot there. If you think about transitioning from 1,250 systems, if you will, and we have uncovered a few more in the last six months that somehow people didn’t know about within Telstra, but when you think about converting those down to 250, there is a lot of work there and it does take time and we are going through the detailed work just like what you saw on the detail of this network transformation that we undertook with the wireless.
But it does take time because, one, we have to stop doing some work. We have to then initiate the code building and the programming and all the work that is part of the new systems, clearly with all of the partners that we have in our ecosystem, and once that gets done then it takes time to turn up. It doesn’t just happen that you turn on the switch one day. But it is about removing work, changing process and doing other things. But in terms of the specifics and maybe some added colour, I will turn it over to Greg who can tell you more about what is the work program and how he thinks about managing as you say the risk here.

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GREG WINN: Sol pretty well nailed it, but the first thing we had to do was we had to map everything that we have today. That is no small task with a business as complex and the systems as complex as they are at Telstra. So there has been kind of like parallel paths. We have mapped all of the functionality that we have today. We have placed values on it by organisation, by unit, by customer group. Then we created the mapping of the new world of what we wanted it to be and how did we want our systems to perform, how were we going to operate in the future and then how did those two transact each other. So that has been all the work that has been going on, and then looking at what are the most have things that we have today that we have to take into the new world, a lot of it around requirements for collections, how things mapped to the general ledger in the billing et cetera like that. Those are absolute mandatory things to make sure we have them all locked down.
Two, what were all of the asks or all of the new capabilities from our market based management? Go to market capability, everything from campaign management, understanding customers, single identity or presence across the systems, and we laid all of those out and then again mapped what we are going to be able to deliver out of box and not out of box. So all of the work that has gone on for the last 10 months has been very detailed, agonising, pick and shovel work.
The next stage actually starts in just a few weeks. We are locking down all of our current capabilities and our systems and we are going into what we call a black-out starting 1 November, which means that we are going to do very little systems work in our legacy environment other than just price change, some stuff we have to do from a competitive standpoint and what we call break fix. But we are not going to do new capabilities there.
All of our effort, all of our resources are pointed towards the new capabilities, and with that becomes getting all of the data ready to do the migration across to the new systems. So our first drop is the consumer drop which is in the late third quarter of this coming calendar year, and then we are going to be moving millions of accounts at a time. So there is a lot of work to this. It is not easy work. We are very well progressed on it. It is just that you see it come in chunks, and it is in big chunks because there is so much planning and detailed work and testing and user acceptance testing and soaking and regression testing, all that has to go on because we can’t afford to have a hiccup.
SOL TRUJILLO: I guess, Ian, I would just add one last thought. The reason why I had Bill Green here from Accenture is that, because it is of such magnitude for the business, they literally have imported a lot of world-class experts that are sitting here in Australia working side by side with our Telstra employees so that again we mitigate a lot of that risk, because what we are doing is not new science, it is not the billing systems or other platforms that we have in the business haven’t been changed out before; it is just the number that we are doing simultaneously. So when you bring in

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people that have done it, people that know the transformation, have done it in other telcos, it mitigates a lot of that risk because you are using processes and capabilities that exist and science that has worked in other companies.
PATRICK RUSSEL (Merrill Lynch): I just wanted to explore a little bit on the cost side. It just seems in light of the target to take 12,000 employees out by 2010 that you would probably expect maybe slightly lower cost growth and maybe total cost to actually come down in absolute terms over that period. Rule of thumb: if you take that amount of staff out of the business you would probably be looking at the best part of a billion dollars of absolute costs out, maybe possibly more. So I just wanted to get a feel for why the costs are probably not trending down. You still have a reasonable cost CAGR over the next five years in light of that headcount reduction.
The other quick question is just your thoughts on fibre to the node. I mean, if you don’t proceed with it, do we now expect the next gen wireless network to be the replacement to that? I guess the concern is you are not rolling out ADSL2 plus and you do have relatively aggressive market share targets in broadband on the fixed line side presumably, or are those market share targets including next gen cards as part of the market share count. So I just wanted to clarify that.
SOL TRUJILLO: Patrick, do you have about an hour? We will take those in pieces. I will give my initial comments on the cost structure item and then ask John to comment, and then after that we will deal with the fibre to the node, kind of the broadband play.
In terms of the cost structure, the big issue that we talked about last year, both John and I, was the fact that we are going through a mix of revenue shift, meaning we used to have PSTN as kind of the primary source of our revenue growth and our revenue base. Now, as you have seen, you know, from a few years ago our PSTN revenues accounted for about 50 per cent of our revenue base. As of end of last fiscal year it was at about 30 per cent of our revenue base. You know, we expect it to continue to decline.
Therefore it has been substituted with things like broadband, things like our mobile, 3G services and others that have a different — they have a cost of goods characteristic to them that PSTN, its legacy PSTN, historical PSTN didn’t have. So you would expect to see some different cost characteristics in terms of how you generate revenues. Notice what I said: how you generate the revenues.
What will change and is declining is the core infrastructure side of the business in terms of how we operate the business. Those costs, the underlying costs, are definitely declining. It is hard to quite tell today because of the overlay of our transformation spend, but when we move into next year you are going to start seeing the full impact of a lot of what we have been doing on the operating costs.

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JOHN STANHOPE: Let me just add, Patrick, that I did say it several times during what I said that the DVCs or the variable costs will increase to support the revenue target. The revenue target stayed at 2 to 2.5 per cent, and it does because we have got a higher variable cost to support that revenue target than when we had the opportunity to bring products and services to market with fibre. There is no doubt about that. But inherent in the assumptions as well of course is you still have wage increases, you still have CPI. So they are inherent in it as well.
But the other thing of course when you look at the program of the transformation and where we are up to, in fiscal year 2010 you are just starting to realise the platform costs out per se. So it is a timing thing. We expect to be able to do better as the years go on as the platforms are introduced, soft switches are introduced and so on. So it is out to fiscal year 2010.
SOL TRUJILLO: In terms of the broadband question and the ADSL question, I commented this morning that we are going to be aggressive, as you have seen with Justin’s presentation in terms of keeping share and growing share economically, and I said this back in August that I want to make sure that ARPU sustains itself or even grows over the next three/five years as we evolve our business and we redefine the formula of how we grow. In the case of broadband, we will be aggressive on the DSL platforms. We didn’t say anything today because we are still working on what makes sense for us in terms of our plans leveraging DSL.
However, we are also aggressively, as Greg pointed out in his presentation, working on another broadband platform, which is our hybrid fibre coax cable. The third platform that we don’t know enough yet about but we are going to be doing trials on is this wireless capabilities where we can start looking at wireless local loop and how leveragable that is for us as we evolve and as you heard Carl-Henric talk about the migration from 3.6 to 14.4 to perhaps 40 megabits in the next few years. 2009 is not very far away. So we are going to be looking to economically leverage whatever platforms that we have.
Fibre to the node was taken off the table because under the pricing regimes that the regulator has in place with currently the copper business as well as how they think about spectrum sharing, the economics wouldn’t work for our shareholders. As you have heard us say over and over again, we will only do those things that are shareholder friendly at least knowingly in terms of running the business.
But we have no concerns about how aggressive we will be and how well positioned we will be in the market, and we will talk specifically about broadband at another point in time. Today we wanted to focus on probably the most significant point of differentiation we have ever had at Telstra, and that is our broadband high-speed wireless network.
MARK McDONNELL (BBY): Just on 3G, a couple of questions, if I may. Is the mobile

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content sourced from the channels or from an aggregator? Are the advised data transfer rates — the 3.6, 7.2, 14.4 — are they download only? What is the upload capability? Is it the same or is it less? Can the exclusivity of the offers be protected particularly in the context of prospective regulatory intervention that would seek to make equivalent wholesale access for your competitors?
SOL TRUJILLO: Okay, let me take the first part and then if Justin or Holly can get a mike to talk about the content and some of the questions there. In terms of the last part of your question of how protectable or sustainable is our competitive advantage, I think that the thing that I have heard the regulator speak to is this idea about encouraging facility based competition, and what they like about the whole DSL play that has been going on is in fact that there are now other players investing to compete, which personally I agree with, I think is a good thing in the marketplace to be able to do.
Now that we have taken shareholder money and built a new network, to say to Telstra shareholders, “Now you need to send your investment and the associated returns to Singapore or to Hong Kong or to London,” I don’t think makes good policy and I don’t think it makes sense and I’m not sure that that’s what the regulator would want to see happen given their policy statement around facility based competition.
So we made a decision to go forward, drive differentiation and if the companies from Singapore or from Hong Kong or London want to compete, let them risk their capital. So we are doing that. In terms of the content, Justin, do you want to deal with that, and the upload and download speeds issues?
JUSTIN MILNE: On the content story, the content is of course a mixture. Some content is entirely aggregated. If you take the Foxtel content, of course that is provided to us by Foxtel who package it, but they aggregate it from various suppliers like CNN and other people around. Then there is content that we aggregate on the BigPond side of things as well. So, for example, BigPond movies. We don’t make movies. We go to our partners like Sony and Warner Bros and we aggregate movies for those and put them into a sort of convenient storefront for people, same with games.
Then there is content that we do kind of manufacture in that we go and buy rights for things like AFL, NRL, V8 Super Cars, but we have crews who shoot, we have crews who edit and put together, and we put stories alongside them and we put those up. Then, finally, there is a user generated content. That comprises things like blogs, video blogs, mobile blogs, that kind of stuff with some interesting stuff coming down the track on the user generated side as well.
On the upload side — Greg can test me on this — I think we have 128k upload on a 512 to 1.5 meg download. So these are asymmetric networks like most broadband networks are.

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HOLLY KRAMER: They are asymmetric, but the HSDPA gets married with HSUPA, which is the uplink upgrade, and the path sort of follows in a relative sense going forward. So it is about 300, actually, in the next iteration, which is really next year. Most of the services, the uplink is less critical for those services. So, yes, it does improve quickly and it improves in relation to the increase of the download speed.
TIM SMEALLIE (Citigroup): Sol, congratulations, nine months, a great outcome with the Next G Network in that time frame. Looking at the Australian market, I guess the regulator is still a far greater threat to your business than anything your competitors can throw at you. In that context, how does Telstra respond to the threat of declaration of 850, because obviously that is something that has been bandied around in Canberra? Secondly, in terms of the long-range guidance, how many of your I guess product segments do you assume that you will have market share greater than 50 per cent? I guess the final question is I think John has given some indications previously that he couldn’t give any guidance on FY08 dividends given the uncertainty around ULL. In that context, how much comfort do we take in the long-range guidance that we have been given out to FY10?
SOL TRUJILLO: Let me start with the first part of the question. I cannot predict what the regulator will or will not do. All I know is what they have stated as their policy. I think in terms of what I would call good policy is obviously we have three other facility based players of size and of substance: SingaporeTel, their market cap is $35 billion, $40 billion; Vodafone is the fifth largest market cap company in the world, or thereabouts; and the other player, 3, they have an owner that is worth more than most companies or at least ownership structure that is that way. So they are very capable of investing and doing the things that we did. Do they have the competency? Do they have the desire to invest in Australia? I can’t answer that. But all I know is we will take control of our future in doing what we need to do to advantage ourselves in the marketplace. We have shown that today.
You heard the statistic. Every 25, 28 minutes we were turning up a site every day for the last nine or ten months. A lot of work was going on, a lot of hard work by a lot of people. That’s a competency that is not just spending money. So we intend to compete hard and we intend to compete for advantage.
In the case of the regulator, we will deal with the regulator as appropriate and as required. As you have seen, we are allocating resources to those things that are not regulated or not controlled in terms of pricing and other issues that may constrain our growth or may affect our profitability, because we are going to be very shareholder friendly in virtually everything that we do.
JOHN STANHOPE: Tim, as you would know, we are in a very critical point in preparing for the T3 sale, so I’m not going to make any statements about market share assumptions in our long-term objectives. With respect to dividends, of course in a model of long-term objectives you have an assumption on dividends, but I’m not going

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to tell you that either, and make the point that dividends will always be and remain subject to board consideration every half year in our normal cycle.
TIM SMEALLIE (Citigroup): Just on that, John, in terms of the FY07 I think you were at pains to highlight that this assumes there is no adverse regulatory outcomes for the rest of this year. We only have an interim decision at 17.70 on band 2 at the moment. It would seem that that might have been a bit of a rushed decision ahead of potential issuance. If we see the ACCC come out and they come up with a final at $13, what implications does that have I guess for the ‘07 dividend outlook and also for the long-range guidance?
JOHN STANHOPE: That is something we would have to consider if it happened. I don’t want to speculate on it.
SOL TRUJILLO: I think the key point there, Tim, is that operationally hopefully everybody is getting the picture: this team is a competitive leadership team. Just because people have price opportunities doesn’t mean they win the customer, because at the end of the day it still takes a service, it takes a deliberate service capability, it takes a service that customers want to buy for them ultimately to get a customer. So we are going to go hard at the market in a very pro-competitive way and building advantage on things that have nothing to do with core infrastructure, but all about adding value for the customer.
GARY PINGE (Macquarie Securities): Just a very quick question, actually, John. A couple of my questions have already been answered. But, with regards to PSTN decline, you are saying that that has stabilised. Can you tell us what the underlying decline for the PSTN would have been in the first two months if you strip out the benefits from the wholesale line rental increase?
JOHN STANHOPE: No, I don’t have the number off the top of my head. When we stripped out the increase — I think I said this at the full year — the decline first half to second half was still a decline of about the same order. So it is still where it was in the first half. This is a better way to put it: the rate of decline is still the same.
SOL TRUJILLO: Justin, you had your hand up, and then I am being instructed I have to cut it off because there is other use for the room.
JUSTIN CAMERON (Credit Suisse): Just one more question, Sol. There has been a lot of discussion today obviously along the capex of Telstra going forward, obviously a peak year this year and then going forward, trending down to the 10 to 12 per cent capex to sales target. If you look obviously internationally now and look at your competitors on the PTT side, the average capex to sales ratio is anywhere between kind of 14 to 16 per cent. Looking at ‘08/’09, and obviously this will have a pretty meaningful impact on your cashflows, how can we look at the Telstra business post-transformation given ‘07 is the big year? Could we see a step down from the 22 to 24

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per cent capex to sales rates down to kind of 17 to 18, which obviously we can see there is kind of potential changes in your free cashflow forecast?
SOL TRUJILLO: We are not giving year-by-year guidance, but if you think about it just logically — I just want to help you think about it — the wireless network build essentially is getting completed in this fiscal year. So that comes out of our spend base. Now, we are also accelerating some of our fixed line spend associated with soft switches and other things that are going to be deployed.
At the same time in this year we are launching all of the big IT spend because, as Greg said, all the boats have been launched. So, as we look at the fiscal year next year, there will be a ratchet down and each year thereafter there is going to be a further ratcheting down because when we get to 2010 we are going to start hitting what I would call the steady state of the business. We will have changed out all of our processes, our systems, we will have built out the networks, we will have retired or have in that year begun most of the retirements of old legacy systems, if we haven’t already. So all of that will have allowed us to get to that 10 to 12 per cent.
As we said this morning, this is going to be a different kind of business from a physical element business to a really software driven business. So, as you stair step down, you can probably make whatever reasonable assumptions that you want to make.
Okay. Sorry I have to end it, but before we adjourn today I do have to thank all the people here who what I would call make things work. Now, you saw with the wireless network build that we will work through anything, and as you saw today hopefully we had a surprise, we had a rouge sprinkler that affected us at the passenger terminal. But it didn’t stop us. It didn’t stop us because we had a team of people that do amazing things here with us today.
I regret that all of that happened, but again there is no stopping us because this is a new Telstra. We have launched this new network that shows what is possible. Again, in two hours, as we think about when the event happened this morning, we were here up and running again. I want to thank all the people that have been involved in making things work. Phenomenal job. I would like to thank the Hilton Hotel, who again responded literally on the minute when we called them and said, “Can we move our meeting here,” and all the people that have been involved in reloading the materials, moving the equipment and again getting everything done.
So, you know, most of us always get sage advice from our parents as we are growing up. My father always said to me, “Sol, it is not the bad or the unexpected things that happen that define you, but how you recover is really what counts.” In this case I am just extremely proud of the people that have been associated with here today to make today get back on plan so that we can communicate our important message to all of you about the new Telstra.

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I want to thank all of you who have had the perseverance, the patience and the desire to hear this story. So thank you for coming. Don’t forget, the drinks are on me out here. Enjoy. Thank you very much.
Media Q & A
TONY BOYD (Financial Review): Sol, I noticed in your forecast you have obviously increased the amount of revenue from new products. I think it is now in excess of 30 per cent. I wonder if you could give us some more detail about where you think that revenue is going to come from.
SOL TRUJILLO: First and foremost you saw today we launched the most significant, most high-speed broadband wireless network in the world here in Australia, and that is a big part of our future because, as we have done consumer research, here in Australia people have a lot of needs not just to be in one city or one location but to be able to move throughout the country, and not only throughout the country but offshore on occasion, and they like that simplicity of what we can do, but not just by voice but they want to do other things. They want to be entertained, they want to do business, they want to do a lot of things.
The second layer that we talked about that happens within our wireless 3G network, David Thodey talked about, Deena talked about in terms of other services in terms of delivering health care, if you are a State government, if you are a federal government, if you are anybody that is thinking about delivering services remotely, there is a new set of capabilities now that you really couldn’t contemplate in the past but now you are going to be able to — educational services and I can go on and on.
At the same time on our broadband platform, on the fixed line side, when you look at BigPond and you look at the growth now that we are starting to generate with additional services beyond just the pure connection for access for speed for whatever customers might choose to do, that is growing. Again, within all of the business, whether it be in the consumer segment, the SME segment or the enterprise segment, it is all about applications and services. So the theme there is about additional benefits, additional services.
Finally, you look at Sensis and you look at the growth that we are generating in that business. Bruce talked about double digit growth at the bottom line, and you saw the second half of the last year getting us to near double digits at the top line. Now, the way that the year unfolds is a little bit lumpy because of the way the books get produced. But at the end of the day we are looking at near double digit growth in our Sensis business as well. So we have a lot of that and we are investing to grow. The nice thing about most of what we are growing is that it is higher margin growth than what we saw a year ago or two years ago in this business.

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MATT PEACOCK (7.30 Report, ABC): From your point of view what is worse, do you think: what Telstra management refers to as screwball regulation or government ownership?
SOL TRUJILLO: What Telstra management spends most of our time doing is thinking about customers. We really spend — I hope you saw it today — a lot of our time focused on understanding customers’ needs and then spending the rest of our time figuring out how we deliver to customers’ needs. So that’s our focus.
What happens with the government, what happens with regulators we need to deal with and we need to recognise and we also need to influence to the extent that we can and I think you have seen that we are aggressive in that space. But the vast majority of what we focus on in our time, in our resources, our people and asset allocation is around what we can control and you have seen it today with the launch of our Next G Network.
JANE SCHULZE (The Australian): Firstly, there have been reports that the change of control at Telstra may trigger management gaining a share bonus or share windfall. Can you tell us whether or not that is correct? Secondly, the government is also going to auction spectrum for what they are calling channel A and channel B as part of media reforms. Given what Telstra have announced today with their wireless 3G service, would you be at all interested in the DVBH service or the other services that could possibly be provided on the other channel?
SOL TRUJILLO: Regarding your first question, regarding some sort of change of control with the government, with the ownership changing – – –
JANE SCHULZE (The Australian): (Inaudible).
SOL TRUJILLO: The answer is: if it does, I’m not aware of it. That’s not the focus that we have. The Prime Minister has stated for a number of years that the share sale down is part of their objective. So I would say, number 1, I don’t think so. Number 2, in terms of the rest of your question on media reform, DVBH – – –
JANE SCHULZE (The Australian): (Inaudible). Would you bid for the spectrum?
SOL TRUJILLO: We are interested in exploring the idea of DVBH. We have done some trials. We have done it in partnership with some other companies here. Obviously that spectrum could be usable in an efficient way to deliver true broadcasting over the air. At the same time, we don’t have an interest in getting into very expensive propositions about the cost of that spectrum, just simply because we already have a network now that is capable of delivering broadcast signals the way we think customers want it.
We are now finding in our research that customers like bite size entertainment. They like bite size information. They like doing their work in increments of time. That’s why

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we do e-mail and other things every day on these devices that we carry around. So we are interested, yes, but we are interested in an effective and efficient process that can bring the benefit to Australians in a cost-effective way.
JESSE HOGAN (The Age): How important to achieve this transformation plan is it to have a united board?
SOL TRUJILLO: Having a board that is unified around a strategy is absolutely imperative. When I came here, when the board was recruiting me, obviously I had a long conversation with every board member about the direction, about some of the beliefs that I had and also got a clear understanding of their beliefs because management will always want to make sure that you have a unified board in order to be able to execute what the core strategy is.
JESSE HOGAN (The Age): A lot of today I think has been aimed at high-level investors. In a couple of days probably some lower level investors will be trying to think whether Telstra is worth investing in. Are you thinking about trying to explain at a lower level what is going on with your transformation?
SOL TRUJILLO: Well, we just spent all day long talking about our transformation, providing the information, because all the information that we provide here in this room is lodged so that anybody has access to it, because we are a very open and disclosing company. Since I have been here, telling the truth, saying it like it is, has really been our policy and will always continue to be. We will try to provide as much information as necessary for our customers, for our shareholders and for all those that might be interested in our company.
HELEN McCOMBIE (Lateline Business): A couple of questions. First of all, how wet did you get? Two, on the eve of the prospectus, how would you describe your relationship with the federal government? Three, with the prospectus there has been some talk that you and the federal government have been having conflict about what you are putting in the prospectus about regulation. Has something been resolved there?
SOL TRUJILLO: Well, I can only really address the first part of your question, and that’s simply because there are restrictions at this stage in terms of talking about anything to do with T3. Today’s series of events, including a bit of a washout, the sprinkler system, the rogue sprinkler head that started pouring water, I personally didn’t get wet, but I have to tell you it didn’t dampen my enthusiasm for all that we are doing here today.
In terms of what we are here today is not about T3, it is not about prospectuses. This has been planned for a long time. A lot of people have done a lot of hard work across all of Telstra to make today happen. So we are anxious, all employees, if you go into any of our stores, you can go out to our garages, you can go out to almost any part of

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our company today, I can tell you that the Telstra employee is proud to be wearing that name on their shirt or on their back or with the signage in their store.
GERALDINE CHO (Reuters): Given that the T3 share sale will be launched very soon, would you expect that investors will be put off by the downgrade in earnings to fiscal 2010?
SOL TRUJILLO: I can’t speculate on what investors are going to do or not. There has been a lot of coverage of our targets, a lot of discounting of our targets since we announced them last November, because they are aggressive targets. But I think what is important is if you are an investor and you look at cashflows of a business that is a key ingredient.
Our fifth year target in terms of free cashflow generation hasn’t changed. If you look at the EBITDA margins that John shared on his chart and that I had earlier in the day, those EBITDA margins will be representative of perhaps some of the best in the world. When you think about a company like Telstra, any telco, any PTT around the world, the biggest challenge for them is replacing old revenues, old PSTN revenues and old revenues that are in decline with new revenues. That means you have to become an innovative company. That means you have to generate new products and new services. That means you have to be aggressive about it. Today you saw a first in the world with Telstra. So we are focused. My view is that should be encouraging and not discouraging.

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9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Share Offer Prospectus
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA 3
SHARE OFFER

PROSPECTUS

Share in the future

PROSPECTUS
Share in the future

Telstra Corporation Limited ABN 33 051 775 556
This Prospectus contains information about the sale by the Commonwealth of shares in Telstra (the Telstra 3 Share Offer or the Offer).
Payment for Telstra shares purchased under the Offer will be in two instalments and, until you pay the fi nal instalment, your interest in Telstra shares will be in the form of instalment receipts.
You should read this Prospectus carefully before you decide whether to participate in the Offer. If you wish to apply for shares, you must either apply through the Telstra 3 Share Offer website (www.t3shareoffer.com.au) or complete, sign and lodge an application form which is attached to or accompanies this Prospectus. Detailed instructions on how to complete the application form are set out in ‘Application Instructions’ in this Prospectus.
You can fi nd more information about Telstra and the Offer as set out below:
Subject Document Where found About Telstra ? 2006 Annual Report[1] Telstra website at
? 2006 Annual Review[1] www.telstra.com.au/abouttelstra/investor or
? 2006 Supplemental Telstra 3 Telephone Information Centre Information[1,2] on 1800 18 18 18*
? Telstra’s ASX continuous disclosure releases since 25 September 2006[1]
About the Offer Appendix[3] Telstra 3 Share Offer website at www.t3shareoffer.com.au or
Telstra 3 Telephone Information Centre on 1800 18 18 18*
1 This material was prepared by Telstra. It does not form part of, and is not incorporated by reference into, this Prospectus. The 2006 Annual Report and Annual Review have been sent to Telstra shareholders who elected to receive one or both of these documents.
2 This material has been provided by Telstra to ASX under its continuous disclosure obligations. It contains additional information relating to Telstra, including detailed descriptions of Telstra’s business, operating and financial matters and discussion of Telstra’s prospects, the applicable regulatory regime, risks faced by Telstra, its competitive environment and signifi cant legal proceedings.
3 Some of the information in this Prospectus is dealt with in more detail in a separate appendix (the Appendix). The material in the Appendix is identified in section 5.1 ‘Materials in the Appendix’ and is of a type that the Commonwealth and Telstra believe to be primarily of interest to professional advisers, Institutional Investors and to investors with similar specialist information needs.
However, if you consider that the information in the Appendix might assist you in making your investment decision, you should obtain a copy of the Appendix and/or consult a broker or financial adviser.
* A free call from most fi xed phones and Telstra operated payphones. Calls made from a mobile phone are subject to additional charges from your mobile phone service provider.
The above documents are available free of charge.
The Prospectus is available in Braille, large print and on audio CD. For a copy in any of these formats please call the Telstra 3 Telephone Information Centre on 1800 18 18 18. Alternatively, an electronic version of the Prospectus can be accessed on the Telstra 3 Share Offer website at www.t3shareoffer.com.au. This website also offers the Prospectus in large print, Rich Text File, HTML and MP3 audio formats.

Important dates and summary financial information	3

Letter from the Minister for Finance and Administration	4

Letter from the Telstra Chairman	5

Key investment highlights and risks	6
Telstra’s business, strategy and transformation plan, highlights of the Offer and the key risks of investing in Telstra

1. Key questions & answers	12
Summary answers to questions you might have about the Offer and where you can find further information

2. The Telstra 3 Share Offer	17
The structure of the Offer and how to apply, the price payable for shares, a description of the instalment receipts, Bonus Loyalty Shares, the Prepayment Discount and the Future Fund

3. Overview of Telstra	27
Overview of Telstra’s business, strategy and transformation plan, outlook, dividends, selected historical financial information and organisational structure

4. Risk factors	42
Risk factors which apply to an investment in Telstra

5. Additional information	49

6. Glossary	59

7. Directory	64
Telstra 3 Share Offer | 1

Important notices
The Offer in Australia is made through this Prospectus, which incorporates by reference the Appendix. The Offer in New Zealand is made through the New Zealand Investment Statement which is accompanied by this Prospectus. The Offer to certain Institutional Investors in other jurisdictions is made through the Institutional Offering Memorandum. No document other than these documents may be used in the various jurisdictions to conduct the Offer.
This Prospectus and the Appendix were lodged with ASIC on 9 October 2006 and are dated 9 October 2006.
Telstra is a ‘disclosing entity’ for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. Copies of documents lodged with ASIC in relation to Telstra may be obtained from, or inspected at, an ASIC office.
None of ASIC, ASX and NZX and their officers take any responsibility for the contents of this Prospectus or the Appendix or the merits of the investment to which this Prospectus relates. The fact that ASX and NZSX have quoted the shares of Telstra, and may quote the instalment receipts, is not to be taken in any way as an indication of the merits of the instalment receipts, the shares or Telstra.
No securities will be issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus.
This Prospectus does not constitute an offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the instalment receipts, the shares or the Offer, or to otherwise permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus outside Australia and New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
Neither the instalment receipts nor the underlying shares have been or will be registered under the US Securities Act and those securities may not be offered or sold in the United States or for the account or benefit of US Persons except to QIBs in transactions exempt from the registration requirements of the US Securities Act in accordance with Rule 144A and applicable US state securities laws.
The Commonwealth reserves the right not to proceed with the Offer at any time before the acceptance of applications to purchase the shares, in which case all application monies will be returned to applicants without interest.
This Prospectus is available to Australian and, accompanied by the New Zealand Investment Statement, New Zealand investors in electronic form by accessing the Telstra 3 Share Offer website at www.t3shareoffer.com.au. The Offer constituted by this Prospectus and, in the case of New Zealand investors, the New Zealand Investment Statement, in electronic form is available only to persons in Australia and New Zealand. Persons having received a copy of this Prospectus and the New Zealand Investment Statement in its electronic form may, during the period of the Offer, obtain a paper copy of the Prospectus and New Zealand Investment Statement (free of charge) by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 in Australia or 0800 699 019 in New Zealand. Applications for shares made by Australian investors may only be made on the application form attached to or accompanying this Prospectus or in its online copy form as downloaded in its entirety from www.t3shareoffer.com.au. The Corporations Act prohibits any person from passing on to another person the application form unless it is attached to or accompanies a hard copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.
During the course of the Offer, the Commonwealth and Telstra may provide information about any significant new development relevant to the Offer through newspaper advertisements or by disclosure to ASX.
ASIC has granted relief to permit the publication of any supplementary prospectus which may be necessary by means of an advertisement placed in at least two daily newspapers circulating generally throughout Australia and a daily newspaper circulating generally in each state and territory of Australia. A copy of any supplementary prospectus will also be made available during the Offer on the Telstra 3 Share Offer website at www.t3shareoffer.com.au.
Certain terms in this Prospectus have defined meanings that are set out in the Glossary.
The Prospectus and the Appendix contain general information only.
The Prospectus and the Appendix do not take into account your objectives, financial situation or needs. You should consider whether an investment in Telstra shares is appropriate having regard to those matters. You should consider the Prospectus and Appendix in full before making any decision to acquire Telstra shares.
If you have any queries about whether to participate in the Offer, you should consult a broker or financial adviser.
If you have any questions about how to participate in the Offer, you should access www.t3shareoffer.com.au or call the Telstra 3 Telephone Information Centre on 1800 18 18 18.
Forward looking information: Cautionary statement
Some of the information contained in this Prospectus may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘expect’, ‘anticipate’, ‘estimate’, ‘continue’, ‘plan’, ‘intend’, ‘believe’, ‘objectives’, ‘outlook’, ‘guidance’ or other similar words, including Telstra’s strategic management objectives in section 3.4 ‘Transformation strategy’ and outlook for financial year 2007 in section 3.5 ‘Outlook’. These statements discuss future objectives or expectations concerning results of operations or of financial condition or provide other forward-looking information. Telstra’s actual results, performance or achievements could be significantly different from the results or objectives expressed in, or implied by, those forward-looking statements. This Prospectus details some important factors that could cause Telstra’s actual results to differ materially from the forward-looking statements made in this Prospectus. Given the risks, uncertainties and other factors, you should not place undue reliance on any forward-looking statement, which speaks only as of the date of this Prospectus.
2 | Telstra 3 Share Offer

Important dates and summary financial information
Important dates

Prospectus date	Monday 9 October 2006
Record Date for Shareholder Entitlement Offer	Friday 13 October 2006
Retail Offer opens	Monday 23 October 2006
Retail Offer closes	4.00pm (local time),
Thursday 9 November 2006
Institutional Offer opens	Wednesday 15 November 2006
Institutional Offer closes	Friday 17 November 2006

Final instalment amount and basis of allocation announced by	Monday 20 November 2006
Conditional and deferred settlement trading of instalment receipts expected to commence on ASX	Monday 20 November 2006
Institutional Offer settlement	Friday 24 November 2006
Instalment receipt transaction confirmation statements expected to be dispatched by	Thursday 30 November 2006
Normal settlement trading of instalment receipts expected to commence on ASX	Friday 1 December 2006
Last date for payment of final instalment (Final Instalment Due Date)	Thursday 29 May 2008
If you wish to apply for shares, you are encouraged to do so as soon as possible. The Commonwealth has the right to change these dates, other than the Final Instalment Due Date, including closing early or extending the Offer, or any component of the Offer, without prior notice, or otherwise vary the terms of the Offer, either generally or in particular cases.
Summary financial information1

	Telstra Group
	Year ended 30 June
	2006	2005
	A$m	A$m
Revenue (excluding finance income)	22,772	22,181
EBITDA	9,584	10,464
EBIT	5,497	6,935
Free cash flow[2]	4,550	5,194

	cents	cents
Basic earnings per share	25.7	34.7
Total dividends declared per share[3]	34.0	40.0

[1]	Summary financial information has been derived from Telstra’s 2006 audited Financial Report and has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). Further financial information is included in section 3.9 ‘Historical financial information’.

[2]	Cash from operating activities less cash used in investing activities.

[3]	The dividends declared include special dividends of 6.0 cents for 2006 and 12.0 cents for 2005 as disclosed in note 4 of Telstra’s 2006 audited Financial Report (page 143 of Telstra’s 2006 Annual Report) and note 4 of the audited Concise Financial Report (page 69 of Telstra’s 2006 Annual Review).
Telstra 3 Share Offer | 3

Letter from the Minister for Finance and Administration
SENATOR THE HON NICK MINCHIN
Minister for Finance and Administration
Leader of the Government in the Senate
Dear Investor
On behalf of the Australian Government I am delighted to offer you the opportunity to participate in the Telstra 3 Share Offer, which involves a public offer of Telstra shares to retail and institutional investors.
This offer gives all Australians, including existing Telstra shareholders, an opportunity to participate in the transformation of Telstra.
The offer will be made by way of instalment receipts, meaning successful applicants will pay for their shares in two instalments over eighteen months but will receive the full amount of any dividends paid by Telstra during this time. In addition, the price paid by Australian retail investors will be at a discount to that paid by institutional investors.
Potential investors should be aware that the value of instalment receipts and shares fluctuate and may result in a market price that is lower than the price paid for their instalment receipts. The value of an investment in Telstra is not guaranteed by the Commonwealth. You should read this Prospectus carefully before you make your investment decision. You may wish to seek the advice of a broker or financial adviser if you are unsure about whether to invest in the Telstra 3 Share Offer.
The Australian Government is committed to promoting a competitive telecommunications industry for the benefit of all consumers and has in place an appropriate telecommunications regime to facilitate this outcome.
Telstra shares not transferred under the Telstra 3 Share Offer will be transferred by the Commonwealth to the Future Fund — an investment fund established to strengthen the Commonwealth’s finances over the long term by providing for unfunded superannuation liabilities. It is the Australian Government’s intention that the Future Fund will manage its Telstra shareholding at arm’s length from Government and, after an escrow period of two years, will be required to sell down the shares over time and reinvest the proceeds. In accordance with this policy, the Government does not intend to direct the voting of Telstra shares held by the Future Fund. In this way, the Australian Government will resolve its conflict of interest as both regulator and majority shareholder of Telstra.
The Telstra 3 Share Offer provides a unique opportunity for all Australians to share in the future of Australia’s largest telecommunications company and I am pleased to invite you to participate.
Yours sincerely
Nick Minchin
4 | Telstra 3 Share Offer

Letter from the Telstra Chairman

Office of the Chairman
Dear Investor
The Board and management of Telstra welcome the Telstra 3 Share Offer. It is an opportunity for Australians to invest in Australia’s leading and only truly integrated telecommunications company at a time when Telstra has embarked on a transformation strategy to create the ‘new Telstra’ with the aim of improving long-term shareholder value.
The Telstra 3 Share Offer comes at a time of major and much needed change for Telstra. We are almost one year into our five year strategy to transform Telstra, to make it deliver value for our shareholders and customers. The transformation includes significant cultural change, building next generation networks to support a growing demand for IP-based services and simplifying IT systems.
Through these major changes, we have created a “one factory” approach to Telstra’s operations, with the aim of doing for our customers what no-one else has done: create a world of “1-click, 1-touch, 1-button, 1-screen, 1-step” solutions that are simple, easy and valued by all our customers - individuals, businesses, enterprises and government.
If we achieve our aim, and we are committed to that end, we believe we will deliver shareholder value in the longer term. But investors need to understand that there are significant costs and risks involved in undertaking such an immense exercise and that, in the early years, transformation significantly reduces our earnings and cash flow. For our plan to succeed, we must incur those costs, reinvest in the business and take those risks now.
We also face significant risks that are outside our control. It’s well known that we are critical of the current telecommunications regulatory regime. That regime significantly diminishes shareholder value by increasing Telstra’s costs and reducing our opportunity to earn revenue and grow. We face regulatory risks in our business which have had, and we expect will continue to have, substantial adverse effects on our operations and financial performance. In addressing these risks, we will continue to pursue appropriate legal means to reach the best outcome for shareholders.
Our absolute priority is the focused execution of our transformation strategy. We are on track with the transformation, on budget and on time. And we are delighted to be able to report that Telstra’s NEXT G™ nationwide wireless broadband network was launched on 6 October 2006.
Telstra’s Board and management firmly believe our strategy for Telstra is correct and are committed to managing the risks and costs associated with its implementation and ongoing regulatory risks. But we want all our investors to take the time to understand our blueprint for change, what is involved in delivering it, and the regulatory environment in which we do business. So, you should read this Prospectus, and other publicly available information on Telstra, carefully before you decide to invest in the future of Telstra.
If you do, then we will be delighted to welcome you as a Telstra shareholder.
Yours sincerely
Donald G McGauchie AO
Chairman
Telstra 3 Share Offer | 5

Key investment highlights and risks Australia’s leading communications company
Telstra market share[1]
75% 72%
71% Fixed Line ‘04 ‘05 ‘06
#1 in Basic Access Lines Mobile 46% 45% 43% ‘04 ‘05 ‘06
#1 in Mobile (Subscribers)[2] Broadband 44% 41% 41% ‘04 ‘05 ‘06
#1 in Broadband (Subscribers) Advertising, Search & 13% 13% Not Available Directories ‘04 ‘05 ‘06
A strong position in Media Advertising (Expenditure) Pay TV 58% 60% 60%
(through 50% ownership of Foxtel) ‘04 ‘05 ‘06
#1 in Subscription TV (Subscribers) 1 Telstra estimates as at 30 June for retail market share other than Sensis market share which is at 31 December. 2 Market share based on mobile operator data at 30 June.
Note: FOXTEL trademarks are used under licence by FOXTEL Management Pty Ltd
6 | Telstra 3 Share Offer

The ‘new Telstra’
The landscape in which Telstra operates has changed dramatically over recent years
? Evolving industry trends, competition and regulatory outcomes have put pressure on Telstra’s revenues and earnings
? Although the telecommunications market has grown, Telstra has lost market share in a number of its traditional key markets. A fundamental change to Telstra is needed
In response, Telstra is implementing a company-wide transformation plan to manage these trends and improve its performance
? A new chief executive offi cer, Sol Trujillo, commenced on 1 July 2005
? Sol and his senior management team have extensive experience in highly competitive telecommunications markets across the world, including in the USA and Europe
? After a comprehensive internal review, Telstra’s transformation plan was announced on 15 November 2005
The plan to bring about the ‘new Telstra’ is: ? Bold and focused across all of Telstra’s operations
? Aimed at growing revenues from new products and services and taking out costs ? Focused on delivering long-term shareholder value
Telstra’s transformation plan is on track, on budget and on time ? The transformation is a fi ve year plan which commenced in November 2005
? While some improvement has already been evident in the second half of financial year 2006, the majority of the benefi ts from the plan are targeted in financial year 2008 and onwards
? Costs and capital expenditure for the plan are expected to peak in financial year 2007
Telstra’s transformation plan and improvement of shareholder value are subject to:
? Regulatory risks ? Implementation, technology, vendor and people risks ? Market and operating risks in a competitive and dynamic market
Telstra 3 Share Offer | 7

Key investment highlights and risks Telstra is committed to delivering a bold transformation plan...
creating a world of 1-click, 1-screen, 1-step
Focusing on customers Building Australia’s next generation communications network Deploying NEXT G™, a national wireless broadband network Simplifying systems Transforming culture
8 | Telstra 3 Share Offer

1-touch, 1-button, solutions
Telstra is using market based management to create product and service offerings tailored to the needs and lifestyles of its customers Telstra is constructing a state-of-the art IP core network to deliver new, innovative and faster services Telstra has launched NEXT G™ — Australia’s only national 3G network, delivering wireless broadband, new products and unmatched coverage Telstra is working to deliver improved customer experiences and long term cost savings by reducing complexities in its systems Telstra is investing in its employees to be able to better serve customers and create value for shareholders
...focused on delivering long-term shareholder value
Telstra 3 Share Offer | 9

Key investment highlights and risks An attractive offer for retail investors
Instalment receipts
? Pay in two instalments over 18 months while receiving in full any dividends declared during that period
??? 2.00 first instalment for Australian Retail Investors payable on application
? The final instalment will be announced by 20 November 2006 following an institutional bookbuild and is payable by 29 May 2008
14% fully-franked instalment yield for the first 12 months
? The Telstra Board currently intends to declare 28 cents per share in fully franked dividends for financial year 2007 subject to continued success in implementing the transformation plan and no further material adverse regulatory outcomes during the course of financial year 2007
Australian Retail Investors eligible for an upfront discount and Bonus Loyalty Shares
? Upfront discount — the $2.00 first instalment amount is a 10 cent discount per share to the amount institutions pay
? Bonus Loyalty Shares — if you hold your instalment receipts until 15 May 2008 and pay the final instalment on time, you will receive an additional share for every 25 instalment receipts held
Guaranteed entitlement offer for existing Telstra shareholders[1]
? Telstra shareholders[1] receive a guaranteed entitlement of at least 3,000 shares or, if greater, 1 share for every 2 shares they hold[2] — you can apply for more or less than your guaranteed entitlement
Guaranteed allocations for all other Retail Investors
? Guaranteed allocation of 2,000 shares for all other Retail Investors — you can apply for more or less than your guaranteed allocation
Retail Offer expected to close 4pm local time on Thursday 9 November 2006
1 Available to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006. There is a separate 1 for 2 Initial Allocation Benefi t for Telstra shareholders who are Institutional Investors.
2 Subject to a maximum guaranteed entitlement of 200,000 shares.
10 | Telstra 3 Share Offer

What are the key risks?
Telstra faces signifi cant risks, some of which are detailed below. Refer to section 4 for a more detailed description of these and other risks that could affect Telstra and your investment under the Offer.
Regulatory risks
Telstra is subject to extensive regulation that signifi cantly affects its business. Telstra believes regulation limits its ability to pursue business opportunities and generate returns for shareholders, for example: ?? the ACCC can require Telstra to provide certain services to competitors using its networks at prices Telstra believes to be below the effi cient costs of providing those services ?? competitor access, if required by the ACCC, would in Telstra’s view deprive it of many of the benefi ts of the signifi cant expenditure it has made in building new networks such as the recently launched NEXT G™ wireless broadband network
? Telstra and the ACCC differ in critical instances on what constitutes anti-competitive conduct, affecting Telstra’s ability to act in what it believes to be a normal commercial manner ?? the Commonwealth has a broad discretion to impose additional regulatory obligations on Telstra, such as stricter controls on Telstra’s retail prices or increasing the obligation to make certain uneconomic rural and remote services available without receiving what Telstra believes to be a fair contribution from its competitors
Transformation risks
Telstra’s transformation strategy involves a complex and fundamental change to its businesses, operations, networks and systems and is in Telstra’s view the most comprehensive of any telecommunications company worldwide. Telstra may not be successful in executing this signifi cant undertaking and may not achieve the expected benefi ts. Transformation risks include: ?? planned technologies and network and IT support systems not functioning as anticipated ?? cost over-runs or delays in implementation ?? customer take-up of and migration to new products and services may be signifi cantly lower than planned ?? dependence on key personnel and vendors
Market and operating risks
Telstra operates in a number of highly competitive markets involving constant change. Market and operating risks include: ?? traditional high margin revenues continuing to decline with customer migration to new lower-margin products and services such as mobiles, broadband and VoIP
?? rapid technological changes and intensifying competition leading to lower prices and market share losses
Investment and other risks Other risks that could affect your investment under the Offer include:
?? if Telstra is unsuccessful in implementing its transformation strategy or there are material adverse regulatory or other outcomes, the amount of dividends declared for financial year 2007 may be less than 28¢ per share and reduce the 14% instalment dividend yield. There is no dividend guidance for financial year 2008 ?? the Future Fund will have a signifi cant shareholding in Telstra which, after two years, it will be required to sell down over the medium term, which could reduce Telstra’s share price and the Future Fund could take actions that are not aligned with the interests of Telstra’s other shareholders ?? the Commonwealth has sought the nomination of a new director to the Board which Telstra believes could disrupt the effective functioning of the Board ?? the price at which your instalment receipts or shares trade may be lower than the price you pay for them
Telstra 3 Share Offer | 11

1. Key questions and answers

Where to find
Question	Answer	more information
About this Prospectus

What information is in this Prospectus?	This Prospectus contains information about the Offer and how to apply,an overview of Telstra’s business, strategy and transformation plan,key financial information and the benefits and potential risks of investing in Telstra	Sections 2, 3 and 4

What information is in the Appendix?	The Appendix contains more detailed information which the Commonwealth and Telstra believe to be primarily of interest to professional advisers, Institutional Investors and investors with similar specialist information needs. Information on the contents of the Appendix is set out in section 5.1 of this Prospectus

	You can obtain a copy of the Appendix by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 or by accessing www.t3shareoffer.com.au	Section 5.1

About the Offer

What is the Offer?	The Offer is a sale by the Commonwealth of shares in Telstra to Retail Investors and Institutional Investors. The base offer size is 2.15 billion shares, unless increased as set out below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless the Over-allocation Option is exercised and/or the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares	Sections 2.2 and 5.12

About the Retail Offer

What is the Retail Offer?	The Retail Offer comprises the:	Section 2

■ Shareholder Entitlement Offer — a 1 for 2 entitlement offer open to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006 (Record Date);

■ Firm Offer — open to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by their participating broker or financial planner; and

■ General Public Offer — open to Australian and New Zealand resident Retail Investors.

The Retail Offer will be made under this Prospectus or the New Zealand Investment Statement, as applicable
12 | Telstra 3 Share Offer

Where to find
Question	Answer	more information
About the Retail Offer (continued)

What is the entitlement ratio under the Shareholder Entitlement Offer?	Your shareholder entitlement is calculated on the basis of 1 Telstra share for every 2 Telstra shares which are registered in your name on the Record Date and includes a minimum guaranteed entitlement of 3,000 shares and is subject to a maximum guaranteed entitlement of 200,000 shares	Section 2.4.2

When do I pay?	The first instalment of $2.00 per share must be paid on application (which must be received by 4.00 pm local time on 9 November 2006) and the final instalment must be paid by 29 May 2008 but may be prepaid	Section 2.4.3

How much do	The purchase price is payable in two instalments:	Section 2.4.3

I pay for shares?	■ the first instalment payable by Australian Retail Investors is $2.00 per share. This is a discount of 10 cents per share to the first instalment payable by Institutional Investors; and

■ the final instalment payable by Retail Investors is dependent upon the outcome of a bookbuild and when you pay the final instalment amount

What is the amount I pay for the final instalment?	If you are eligible to receive the Bonus Loyalty Shares (see below) you will pay the lower of:	Sections 2.4.3 and 2.5

	■ the final instalment amount payable by Institutional Investors; and	Sections 11 and 12 of the Appendix

■ the volume weighted average price (VWAP) during the 3 trading days ending 17 November 2006, less the $2.00 first instalment amount payable by most investors under the Retail Offer.

If you are not eligible to receive the Bonus Loyalty Shares, you will pay the same final instalment amount as Institutional Investors

What is the amount of the final instalment if I prepay before 31 March 2008?	If you prepay, you will pay the final instalment amount payable by Institutional Investors less the applicable Prepayment Discount. Investors with New Zealand registered addresses will not receive the Prepayment Discount	Section 2.4.3

What are Bonus Loyalty Shares and who is entitled to them?	Bonus Loyalty Shares are additional shares

	you will receive if you purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold them in the same registered name (subject to limited exceptions) until 15 May 2008 and pay the final instalment on or by 29 May 2008. Your entitlement to Bonus Loyalty Shares will be based on 1 Bonus Loyalty Share for every 25 applicable instalment receipts held. The Bonus Loyalty Shares are existing shares owned by the Commonwealth and are provided to you for no additional cost	Section 2.4.3 Section 12 of the Appendix
Telstra 3 Share Offer | 13

1. Key questions and answers (continued)

Where to find
Question	Answer	more information
About the Retail Offer (continued)

How do I apply?	You should apply by completing the appropriate paper or online application form	Sections 2.4.2 and 2.4.4
See ‘Application
Instructions’

What are the key dates of the Retail Offer?	The Retail Offer opens on 23 October 2006 and is expected to close at 4.00pm local time on 9 November 2006, although the Commonwealth has the right to change these dates	Section 2.4.1

About the risks Are there risks in participating in the Offer?	Telstra faces significant regulatory, transformation, market and operating risks in its business. There are also investment and other risks associated with participating in the Offer. These risks could affect Telstra and your investment under the Offer	See ‘Important dates and summary financial information’ Section 4

About the instalment receipts

What is an instalment receipt?	An instalment receipt is evidence of your beneficial interest in a Telstra share. Until you pay the final instalment, the Trustee will hold your shares and the Commonwealth will have a security interest in your shares	Section 2.3 Section 11 of the Appendix

What rights will I have while I hold the instalment receipts?	Holders of instalment receipts will generally have equivalent rights to Telstra shareholders. These rights include the right to receive any dividends declared by Telstra and the right to attend and vote at meetings of Telstra shareholders (by directing the Trustee how to vote)	Section 5.9 Section 11 of the Appendix

What dividends can I expect while holding the instalment receipts?	You will be entitled to receive any dividends declared by Telstra during the period you hold the instalment receipts. In its normal cycle, Telstra pays ordinary dividends semi-annually in March or April and September or October. The Board currently intends to declare a 28 cents per share fully franked dividend for financial year 2007 subject to continuing to be successful in implementing the transformation strategy and no further material adverse regulatory outcomes during the course of financial year 2007	Sections 3.6 and 5.9 Section 11 of the Appendix

The Board is unable to give guidance on ordinary dividends for financial year 2008 owing to the continuing uncertainty attached to regulatory outcomes and the impact on Telstra’s business as well as transformation and market place risks
14 | Telstra 3 Share Offer

Where to find
Question	Answer	more information
About the instalment receipts (continued)

Can I prepay the final instalment ahead of its scheduled date?	You may prepay the final instalment for some or all of your registered holding prior to the due date for the final instalment

	Prepayments may be made by instalment receipt holders between 28 February 2007 and 31 March 2008	Section 2.4.3 Section 11 of the Appendix

Do I receive a discount if I prepay the final instalment ahead of its scheduled date?	If you prepay the final instalment on or before 31 March 2008 you will be entitled to the applicable Prepayment Discount. Investors with New Zealand registered addresses will not receive the Prepayment Discount	Section 2.4.3 Section 11 of the Appendix

Do I receive Bonus Loyalty Shares if I prepay the final instalment ahead of its scheduled date?	No. If you prepay the final instalment on or before 31 March 2008 you will not receive Bonus Loyalty Shares on the instalment receipts for which you have prepaid the final instalment, but (unless you have a New Zealand registered address) you will be entitled to the Prepayment Discount on those instalment receipts	Section 2.4.3 Section 12 of the Appendix

Can I borrow and use my instalment receipts as security?	You may borrow and use your instalment receipts as security. However, you may not create any security which is capable of extending to the underlying shares until you have paid the final instalment	Section 11 of the Appendix

Can I sell my instalment receipts?	The instalment receipts are expected to be quoted on ASX and NZSX, after which you should be able to sell your instalments receipts	Section 5.11 Section 11 of the Appendix

About the Commonwealth as shareholder and regulator

Will the Commonwealth still own shares in Telstra after the Offer?	Currently, the Commonwealth owns 51.8% of Telstra, or 6,446,207,123 shares. Any shares held by the Commonwealth which are not transferred under the Offer will be transferred to the Future Fund	Sections 2.8 and 5.7

What is the effect of the Offer on Telstra?	The Commonwealth is currently Telstra’s controlling shareholder and has special rights and privileges under the Telstra Act. The Offer will have a number of impacts on Telstra including the applicability of Commonwealth and state legislation to Telstra, employee benefit arrangements, the appointment of Telstra’s auditor, the direction powers of the Finance Minister and the Communications Minister and the loss of CGT exempt status on assets that it acquired before 20 September 1985	Section 5.5

What is the purpose of Australia’s telecommunication regulatory regime?	The telecommunications regulatory regime is intended to promote the interests of consumers, including through promoting competition and investment	Section 5.3
Telstra 3 Share Offer | 15

1. Key questions and answers (continued)

Where to find
Question	Answer		more information
About the Future Fund

What is the Future Fund?	The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long term finances by providing for its unfunded superannuation liabilities		Sections 2.8 and 5.7

How many shares will the Future Fund hold?	On the basis of a base offer size of 2.15 billion shares and assuming no exercise of the over-allocation option, approximately 35% of all Telstra shares will be transferred to the Future Fund (or approximately 32% assuming full exercise of the Over-allocation Option)		Sections 2.2, 2.8 and 5.12

What can the Future Fund do with Telstra shares transferred to it?	The Future Fund cannot dispose of Telstra shares for a period of two years from the date the instalment receipts are first listed on ASX except in limited circumstances. After that period, the Future Fund will be required to sell down the Telstra shares over the medium term		Sections 2.8 and 5.7

About developments and further information

How will the Commonwealth update me on significant developments during the period of the Offer?	If any significant developments occur during the period of the Offer, the Commonwealth will update investors by publishing newspaper advertisements, making disclosure to the ASX and making information available on www.t3shareoffer.com.au		See Important Notices section

How do I obtain further information or assistance?	■	by reading this Prospectus in its entirety;	Inside front cover

	■	by speaking to a broker or financial adviser;

	■	by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18;

	■	by accessing www.t3shareoffer.com.au; and/or

	■	by obtaining a copy of the Appendix, Telstra’s 2006 Annual Report, Telstra’s 2006 Annual Review, Telstra’s 2006 Supplemental Information and/or Telstra’s ASX continuous disclosure releases since 25 September 2006 by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 or by accessing www.t3shareoffer.com.au
16 | Telstra 3 Share Offer

2. The Telstra 3 Share Offer
2.1 Introduction
This section of the Prospectus contains:

Information	Section
Details of the various components of the Offer and the Offer size	2.2

A description of instalment receipts, the voting rights of instalment receipt holders and the entitlement of instalment receipt holders to receive any dividends declared by Telstra	2.3

A description of the Retail Offer, including who can apply, how to apply, the price to be paid for shares, the instalment payment structure and details of the Bonus Loyalty Shares and the Prepayment Discount	2.4

A description of the Institutional Offer	2.5

An explanation of the policy for allocating Telstra shares under the Offer	2.6

Information on the listing and quotation of the instalment receipts and underlying shares	2.7

A brief description of the Future Fund and transfer of Telstra shares to it	2.8
Telstra 3 Share Offer | 17

2. The Telstra 3 Share Offer (continued)
2.2 Description of the Offer
2.2.1 COMPONENTS OF THE OFFER
The Offer is an offer by the Commonwealth of Telstra shares to be paid for in two instalments and comprises:
■	A Retail Offer which consists of the:
☐	Shareholder Entitlement Offer — a 1 for 2 entitlement offer open to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006 (Record Date);

☐	Firm Offer — open to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by their participating broker or financial planner; and

☐	General Public Offer — open to Australian and New Zealand resident Retail Investors.
■	An Institutional Offer which consists of an invitation to:
☐	Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions who are Telstra shareholders to bid for shares in the Institutional Offer and receive an Initial Allocation Benefit of 1 share for every 2 shares held at the close of the Institutional Offer (adjusted for dealings up to that time) if they bid at or above the final price;

☐	other Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions to bid for shares in the Institutional Offer. A minimum of 15% of the base offer size will be reserved for, amongst others, these Institutional Investors (Certain Institutional Investors) if they bid at or above the final price; and

☐	Japanese investors to subscribe for shares via a ‘Public Offer Without Listing’ (POWL). A minimum total number of shares may be reserved for these Japanese investors (the POWL Minimum Guarantee).
Details of each component of the Retail Offer are described in section 2.4.2 ‘Applying for shares in the Retail Offer’. Further details of the Institutional Offer and the allocation policy under the Institutional Offer are described in section 2.5 ‘Institutional Offer’ and section 2.6.2 ‘Allocation under the Institutional Offer’.
2.2.2 OFFER SIZE AND ABILITY TO INCREASE THE OFFER SIZE
The base offer size is 2.15 billion shares, unless increased as outlined below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless:
■	the Over-allocation Option is exercised; and/or
■	the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares.
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size (that is, 322.50 million shares1) to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied either by acquiring additional instalment receipts from the Commonwealth pursuant to an option which has been granted by the Commonwealth (the Over-allocation Option) and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. The full exercise of the Over-allocation Option would increase the number of shares sold by the Commonwealth to 2.47 billion shares1. Refer to section 5.12 ‘Over-allocation and market stabilisation’ for more information.
In addition, the base offer size may be increased where the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares. In this event, the size of the Over-allocation Option would also increase proportionately, to remain at 15% of the increased base offer size.
Should the base offer size be increased in these circumstances, shares allocated to Certain Institutional Investors (refer section 2.6.2 ‘Allocation under the Institutional Offer’) would be limited to any shares the Joint Global Coordinators agree to over-allocate under the Institutional Offer, that is, no more than 15% of the increased base offer size.

1 Assuming a base offer size of 2.15 billion shares.
18 | Telstra 3 Share Offer

2.3 Instalment receipts
Telstra shares purchased in the Offer will be paid for in two instalments. An instalment receipt is evidence of your beneficial interest in a Telstra share. Until you pay the final instalment, your shares will be held by the Trustee and the Commonwealth will have a security interest in your shares.
While you hold instalment receipts, you will be entitled to vote (by directing the Trustee how to vote) at a meeting of Telstra shareholders (or class of shareholders) and will receive any dividends declared by Telstra during this period. In its normal cycle,Telstra pays an interim dividend in March and a final dividend in September of each year. See section 3.6 ‘Dividends’, for further information.
After you pay the final instalment, you will be registered as the holder of the underlying shares, your instalment receipts will be cancelled and you will be able to freely trade the shares.
You may create a security interest over your instalment receipts. However, you cannot create any security interest which is capable of extending to the underlying shares until you have paid the final instalment.
You should note that the partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
Further details on the instalment receipts, including conditional and deferred settlement trading and selling the securities, are set out in sections 5.8 through to 5.11 and section 11 of the Appendix ‘Description of Instalment receipts and Trust Deed’.
2.4 Retail Offer
This section relates to Australian resident Retail Investors applying for shares at the Retail Investor price only. New Zealand resident Retail Investors should refer to the New Zealand Investment Statement. Retail Investors purchasing shares in the Firm Offer at the Institutional Investor price (see section 2.4.5 ‘Acceptance of Applications’) should refer to the participating broker or financial planner from whom they received their firm allocation.
2.4.1 RETAIL OFFER KEY DATES

Record Date for Shareholder Entitlement Offer	Friday 13 October 2006

Retail Offer opens	Monday 23 October 2006

Retail Offer closes	4.00 pm (local time) Thursday 9 November 2006

Final instalment amount and basis of allocation announced by	Monday 20 November 2006

ASX quotation	Monday 20 November 2006

Final Instalment Due Date	Thursday 29 May 2008
If you wish to apply for shares, you are encouraged to do so as soon as possible. The Commonwealth has the right to change these dates, other than the Final Instalment Due Date, including closing early or extending the Offer, or any component of the Offer, without prior notice,or otherwise vary the terms of the Offer, either generally or in particular cases.
2.4.2 APPLYING FOR SHARES IN THE RETAIL OFFER
Details of each component of the Retail Offer are set out in Table 2.1 on the following page. This information is for Australian resident Retail Investors only.
Telstra 3 Share Offer | 19

2. The Telstra 3 Share Offer (continued)
TABLE 2.1 APPLYING FOR SHARES IN THE RETAIL OFFER

Who can apply in	How many shares		Will I be allocated all the shares that
the Retail Offer?	can I apply for?		I apply for if the offer is over-subscribed?
Shareholder Entitlement Offer Australian resident Retail Investors who are registered Telstra shareholders on the Record Date[1]	■	Your shareholder entitlement is calculated on the basis of 1 share for every 2 Telstra shares which are registered in your name on the Record Date[1]. Shareholder entitlements include a minimum guaranteed entitlement of 3,000 shares and are subject to a maximum guaranteed entitlement of 200,000 shares	■	If you apply for the shareholder entitlement shown on your orange personalised application form your application will be accepted in full and will not be scaled back
			■	If you apply for more than your shareholder entitlement you will be allocated at least the amount of your entitlement if applications need to be scaled back
	■	Your shareholder entitlement is shown on your orange personalised application form[1]
	■	Your entitlement will be rounded up to the nearest 50 shares	■	If you apply for less than your shareholder entitlement you will be allocated the number of shares for which you apply and will not be scaled back nbsp;
	■	You may apply for more or less shares than your entitlement
	■	The minimum number of shares you may apply for is 500, and above this in multiples of 50
Firm Offer Australian resident Retail Investors who are offered a firm allocation by their participating broker or financial planner	■	Your participating broker or financial planner will inform you of your firm allocation	■	Firm Offer applications will be accepted in full and will not be scaled back
	■	The minimum number of shares you may apply for is 500, and above this in multiples of 50

General Public Offer Australian resident Retail Investors who are not Telstra shareholders at the Record Date	■	You are guaranteed a minimum allocation of 2,000 shares	■	If you apply for your guaranteed allocation of 2,000 shares, your application will be accepted in full and will not be scaled back
	■	You may apply for more or less shares than your guaranteed allocation	■	If you apply for more than your guaranteed allocation you will be allocated at least 2,000 shares if applications need to be scaled back
	■	The minimum number of shares you may apply for is 500, and above this in multiples of 50	■	If you apply for less than your guaranteed allocation, you will be allocated the number of shares for which you apply and will not be scaled back
	■	Applications can be for up to a maximum of 200,000 shares

[1]	The Record Date is 13 October 2006. If your Telstra shareholding changed between Friday 15 September 2006 and Friday 13 October 2006, then you may have a different shareholder entitlement than shown on your orange application form. If your shareholding has increased during this period a new orange application form will be sent to you. You should apply using this new form. If your shareholding has decreased during this period then you should use the original orange application form sent to you, although the Commonwealth reserves the right to scale back your application if you apply for more shares than your actual shareholder entitlement.
20 | Telstra 3 Share Offer

How do I apply

using a form?
■	You should have received an orange personalised application form with this Prospectus

■	Applications for the Shareholder Entitlement Offer should be made on this orange application form and returned using the enclosed reply paid envelope

■	If you were a registered Telstra shareholder at the Record Date but did not receive an orange application form, you should contact the Telstra 3 Telephone Information Centre on 1800 18 18 18

■	If you apply using the orange application form, you must pay by cheque online?
■	You can apply online at www.t3shareoffer.com.au. You will be asked to provide your reference number, which can be found in the top right corner of your orange application form
■	If you apply online, you will be required to pay for your shares using Bpay®

You should apply in accordance with instructions received from the participating broker or financial planner from whom you received your firm allocation

■	If you are a client of a broker not applying through the Firm Offer and you received a Prospectus and a green personalised application form, you should use this form and return it to your broker using the enclosed reply paid envelope
■	If you apply using the green application form, you must pay by cheque
■	You can apply online through your broker’s website. You will be asked to provide your reference number, which can be found in the top right corner of your green application form

■	If you apply online, you will be required to pay for your shares using Bpay®

■	If you have received a Prospectus and a red personalised application form, you should use this form and return it using the enclosed reply paid envelope
■	If you apply using the red application form, you must pay by cheque
■	You can apply online at www.t3shareoffer.com.au. You will be asked to provide your reference number, which can be found in the top right corner of your red application form

■	If you apply online, you will be required to pay for your shares using Bpay®

■	If you have not received a personalised application form, or you do not wish to apply for shares using the registration details contained on your personalised application form, you should use one of the two blue application forms attached to this Prospectus
■	If you apply using a blue application form, you must pay by cheque
■	You can apply online at www.t3shareoffer.com.au

■	If you apply online, you will be required to pay for your shares using Bpay®

Telstra 3 Share Offer | 21

2. The Telstra 3 Share Offer (continued)
2.4.3 RETAIL OFFER PRICE AND PAYMENT
The shares will be paid for in two instalments.
How much is the first instalment?
The first instalment amount is $2.00 per share. This is a discount of 10 cents per share to the $2.10 first instalment payable by Institutional Investors.
When do I pay the first instalment?
The first instalment is payable at the time you submit your application for shares. Your application and payment for the first instalment must be received by 4.00 pm local time on the Closing Date (expected to be 9 November 2006).
How much is the final instalment?
If you are an Australian resident, purchase your instalment receipts under the Retail Offer at the Retail Investor price, hold them in the same registered name until 15 May 2008 (there are limited exceptions to the same registered name requirement – see section 12 of the Appendix ‘Bonus Loyalty Shares and the same registered name requirement’) and pay the final instalment on or by 29 May 2008, the final instalment payable will be the lower of:
▪	the final instalment amount payable by Institutional Investors which will be announced by 20 November 2006; and

▪	the volume weighted average price (VWAP) of Telstra shares traded on ASX during the 3 trading days ending 17 November 2006, less the $2.00 first instalment payable by Retail Investors under the Retail Offer.
Investors who purchase instalment receipts after the Offer will pay the final instalment amount payable by Institutional Investors, unless they prepay.
Investors may be entitled to the Prepayment Discount as discussed below.
The final instalment amount for Institutional Investors will be determined by the Commonwealth at the close of the Institutional Offer and after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. See section 2.5 ‘Institutional Offer’ regarding the setting of the final instalment amount for Institutional Investors.
The amount of the final instalment payable by Institutional Investors is expected to be announced by 20 November 2006.
When do I pay the final instalment?
A registered holder of instalment receipts on 15 May 2008 must pay the final instalment on or by 29 May 2008 (the Final Instalment Due Date). Reminder notices will be sent to instalment receipt holders prior to this date.
Can I prepay the final instalment?
Instalment receipt holders may prepay the final instalment for some (in minimum parcels of 2,000) or all of their registered holding on or before 31 March 2008, and will receive a Prepayment Discount if they do so. Prepayment may be made on or by 28 February 2007 and on or by the last day of every month thereafter (each a prepayment day) up until 31 March 2008. To prepay you will need to contact the Instalment Receipt and Share Registrar on 1800 18 18 18 to obtain the prepayment notification which will set out the applicable Prepayment Discount. You will need to request a prepayment notification by the eighth business day of a month if you want to prepay in that month. You will then need to lodge your payment as directed in the prepayment notification by 5.00 pm Sydney time on the last business day of the relevant month.
Holders who prepay the final instalment will pay the final instalment less the applicable Prepayment Discount. Holders with New Zealand registered addresses will not receive the Prepayment Discount. The Prepayment Discount is calculated by discounting the final instalment payable by Institutional Investors, for the period between the relevant prepayment day (the last day of the month in which payment is received) and the Final Instalment Due Date, using the Reference Bond Yield applicable as at the end of the previous month.
If applicants under the Retail Offer elect to prepay the final instalment, they will not receive the Bonus Loyalty Shares on the instalment receipts for which they have prepaid the final instalment. They will also not be eligible for the VWAP-based cap on the final instalment amount described under ‘How much is the final instalment?’ on those instalment receipts.
What if I fail to pay the final instalment?
If the final instalment is not paid by the Final Instalment Due Date, the Trustee can sell some or all of your shares. If the net proceeds of such sale are insufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth, including interest, costs, expenses, administration charges, duties and taxes), the Trustee can take action to recover the deficiency.
22 | Telstra 3 Share Offer

If the net proceeds of such sale are sufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth) the Trustee will refund any excess proceeds to you.
You should be aware that at the time of payment of the final instalment, the market price of Telstra shares may be less than the total of the first and final instalment amounts.
When am I entitled to Bonus Loyalty Shares?
You will be entitled to receive Bonus Loyalty Shares if you:
▪	purchase instalment receipts under the Australian Retail Offer at the Retail Investor price;

▪	hold them in the same registered name until 15 May 2008; and

▪	pay the final instalment on or by 29 May 2008.
Your right to receive a Bonus Loyalty Share will expire immediately after you cease to satisfy one of these conditions.
You will not be entitled to Bonus Loyalty Shares in respect of instalment receipts purchased outside the Offer.
You will be allocated 1 Bonus Loyalty Share for every 25 instalment receipts purchased under the Retail Offer at the Retail Investor price and held until 15 May 2008. The number of Bonus Loyalty Shares you will be eligible to receive will be calculated based on the lowest number of instalment receipts held in the same registered name at any time between the date of issue and 15 May 2008. There are limited exceptions to this requirement, mainly to ensure that the right to the Bonus Loyalty Shares does not expire due to certain limited circumstances beyond the control of the holder of the instalment receipts. If the total number of Bonus Loyalty Shares an instalment receipt holder is entitled to includes a fraction, that fraction will be rounded to the nearest whole number. See section 12 of the Appendix ‘Bonus Loyalty Shares and the same registered name requirement’ for further information, including information about the same registered name requirement and exceptions to it and about arrangements that may apply for selling Bonus Loyalty Shares and paying the proceeds to those entitled if at the relevant time they are resident outside Australia or other legal impediments to delivery of Bonus Loyalty Shares exist.
In submitting your application form, you are also applying for any Bonus Loyalty Shares to which you may become entitled under the terms of the Offer, as set out above.
2.4.4 HOW TO LODGE YOUR APPLICATION
Completing your application form
Application forms must be completed and submitted in accordance with the instructions set out on the reverse of the form and in the ‘Application Instructions’ in this Prospectus. If you are applying online, follow the instructions set out in the online forms.
Applications must be for a minimum of 500 shares and in multiples of 50 shares thereafter. If the Offer is over-subscribed, you may be allocated less than the number of shares for which you apply, subject to your minimum guaranteed allocation, shareholder entitlement or firm allocation.
Application monies and lodgement of your application
If you are applying by completing and lodging a paper application form, you must pay by cheque. Cheques must be in Australian dollars drawn on an Australian branch of an Australian bank, marked ‘Not Negotiable’ and made payable to ‘Telstra 3 Share Offer’. If you are applying by completing and lodging an application form online, you must pay through Bpay®. You may need to contact your financial institution to confirm any Bpay® limits on your account. Further instructions on how to pay through Bpay® are provided on the Telstra 3 Share Offer website, www.t3shareoffer.com.au.
Paper applications and cheques (other than Firm Offer applications) should be:
▪	mailed using the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque to the following address:

Telstra 3 Share Offer
Reply Paid 27
Eastern Suburbs Mail Centre NSW 2004
or
▪	placed in the collection box at any Commonwealth Bank branch in Australia
Submit online applications at www.t3shareoffer.com.au with payment via Bpay®.
Firm Offer applications should be lodged with your participating broker or financial planner in accordance with their instructions.
Telstra 3 Share Offer | 23

2. The Telstra 3 Share Offer (continued)
If you elect to participate in the Firm Offer, your broker or financial planner will act as your agent in submitting your application and it will be your broker or financial planner’s responsibility to ensure that your application form is received by 4.00pm local time on the Closing Date (expected to be 9 November 2006). The Commonwealth and the Joint Global Coordinators take no responsibility for any acts or omissions by your broker or financial planner in connection with your application.
Applications and payments must be received by 4.00pm local time on the Closing Date, expected to be 9 November 2006. However, the Commonwealth, in consultation with the Joint Global Coordinators, may, without further notice, close the Offer (or any part of the Offer) early, extend the Offer (or any part of the Offer) or accept late applications, either generally or in particular cases.
2.4.5 ACCEPTANCE OF APPLICATIONS
The Commonwealth intends to accept all valid applications under the Retail Offer for at least the relevant guaranteed allocation. The Commonwealth reserves the right, however, to reject any application or to allocate to any person fewer shares than applied for by that person.
You will receive a refund if you have applied and paid for more shares than you are allocated. Telstra shareholders who have already provided their bank or other financial institution account details will receive any refund electronically into that account. All other applicants will receive any refund by cheque. No interest will be paid to you on any monies refunded.
Your application represents an offer to buy shares from the Commonwealth on the terms and conditions set out in this Prospectus, the application form and the page to which it is attached. A contract will be formed when the Commonwealth accepts your offer on the allocation of instalment receipts. The Commonwealth may accept your offer without further notice to you. If your offer is accepted, you will, subject to a condition regarding settlement under any International Purchase Agreement, receive an instalment receipt transaction confirmation statement.
The Commonwealth reserves the right, at its discretion, to treat any application for greater than 200,000 shares as an application under the Institutional Offer. In addition, where the Commonwealth is advised by the Joint Global Coordinators that investors who would typically be regarded as Institutional Investors have applied as Retail Investors, the Commonwealth also reserves the right to treat such applications as applications under the Institutional Offer.
The Commonwealth reserves the right to reject or aggregate applications which appear to be multiple applications from the same person or from closely related persons. However, clients of brokers and financial planners receiving firm allocations under the Firm Offer may also lodge an application under the Shareholder Entitlement Offer or the General Public Offer. Unless you are a client of a broker or financial planner applying for a firm allocation under the Firm Offer, you may only apply for shares using one application form. An application by you acting in another legal capacity (such as a trustee of a trust) will not be treated as a multiple application.
Under the Firm Offer, any part of an application that exceeds a certain level will be treated as an application at the Institutional Investor price and will not qualify for Retail Investor benefits such as Bonus Loyalty Shares. You should consult your participating broker or financial planner for details.
In completing your application for shares, you must not use fictitious names or aliases.
2.4.6 WHAT TO DO IF YOU HAVE QUERIES OR WANT EXTRA COPIES OF THE PROSPECTUS
If you have a query on how to complete the application form or require additional copies of the Prospectus, you should contact the Telstra 3 Telephone Information Centre on 1800 18 18 18 or go to the Telstra 3 Share Offer website at www.t3shareoffer.com.au.
A paper copy of the Prospectus will be sent free of charge to any person in Australia who requests a copy in the period up to the Closing Date.
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2.5 Institutional Offer
Selected Institutional Investors will be invited to bid for shares in the Institutional Offer. The Institutional Offer is structured as follows:
▪	an invitation to eligible Institutional Investors that are existing Telstra shareholders to participate in the Institutional Offer and to receive the Initial Allocation Benefit, made under this Prospectus, the New Zealand Investment Statement or the Institutional Offering Memorandum, as applicable;

▪	an invitation to Institutional Investors resident in Australia and New Zealand, made under this Prospectus or the New Zealand Investment Statement, as applicable;

▪	an invitation to Australian and New Zealand brokers who elect to bid for shares under the Institutional Offer on behalf of Australian and New Zealand resident Retail Investors, made under this Prospectus and the New Zealand Investment Statement, as applicable;

▪	an invitation to QIBs in the United States to bid for shares in transactions exempt from the registration requirements of the US Securities Act under Rule 144A, made under the Institutional Offering Memorandum; and

▪	an invitation to Institutional Investors resident in certain jurisdictions outside Australia, New Zealand and the United States to bid for shares in transactions exempt from the registration requirements of the US Securities Act in reliance on Regulation S and in compliance with all applicable laws in the jurisdictions in which such shares are offered or sold, made under the Institutional Offering Memorandum.
An invitation is also being made to Japanese investors to bid for shares via a POWL under a Japanese prospectus which will be lodged with the relevant Japanese regulatory authorities under the applicable laws in Japan.
Participants in the Institutional Offer will be invited to submit bids between 15 and 17 November 2006 in a global bookbuild process. After the close of the Institutional Offer, the total amount payable per share by Institutional Investors will be determined by the Commonwealth in consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. In determining the total amount payable per share by Institutional Investors, the Commonwealth will have regard to considerations including the level of demand for shares in the bookbuild, prevailing market conditions, the desire for an orderly after-market, the market price of Telstra shares prior to the close of the Institutional Offer and an ownership base of long-term shareholders. The final instalment payable by Institutional Investors will be the total amount payable per share less the $2.10 first instalment payable by Institutional Investors.
2.6 Allocation policy
2.6.1 ALLOCATION UNDER THE RETAIL OFFER
A proportion of the shares to be sold in the Retail Offer will be reserved for the entitlements, firm allocations and guaranteed minimum allocations under the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer respectively.
Any reserved shares not allocated to these components of the Offer will be allocated to satisfy applications from Retail Investors above their guaranteed minimum allocations and entitlements as well as to satisfy bids in the Institutional Offer.
Shares allocated in the Firm Offer will be issued to the applicants nominated by the participating brokers and financial planners through whom they applied. These brokers and financial planners will be responsible for ensuring that their retail clients receive the relevant shares. Neither the Commonwealth nor the Joint Global Coordinators will be responsible for the allocation of shares to Retail Investors in the Firm Offer.
2.6.2 ALLOCATION UNDER THE INSTITUTIONAL OFFER
The Commonwealth will determine the allocation of shares between bidders in the Institutional Offer after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. There is no assurance that any bidder in the Institutional Offer will be allocated any shares or the number of shares for which it has lodged a bid. The determination of the total amount per share payable by Institutional Investors and the allocation policy will be in accordance with the terms of the Institutional Offer set out in section 5 of the Appendix ‘Further information about the Institutional Offer’.
The Commonwealth intends that the majority of shares to be sold under the Institutional Offer be made available to existing Telstra shareholders in the form of the Initial Allocation Benefit. Institutions holding Telstra shares as at 6.00pm Sydney time on 17 November 2006 (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’), that lodge a valid bid no later than that time will receive an Initial Allocation Benefit. The Initial Allocation Benefit is subject to the bidder having made and not withdrawn a valid bid at or above the final price, and the Commonwealth reserves the right to withhold the Initial Allocation Benefit from
Telstra 3 Share Offer | 25

2. The Telstra 3 Share Offer (continued)
persons it considers have engaged in adverse market behaviour. The level of Initial Allocation Benefit will be 1 share for every 2 shares held in Telstra as at the close of the Institutional Offer (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’) or such lesser number of shares for which the institution has lodged a valid bid at or above the final price. Australian and New Zealand resident Retail Investors bidding via broker-sponsored bids will also be entitled to claim Initial Allocation Benefits based on their holdings as at the close of the Institutional Offer (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’), but must deduct from the Initial Allocation Benefit so claimed any shares they have applied for in the Shareholder Entitlement Offer.
A minimum total number of shares may also be reserved for Japanese investors subscribing under the POWL (the POWL Minimum Guarantee).
In addition, a minimum of 15% of the offer size before any over-allocations will be reserved for certain investors in the Institutional Offer (Certain Institutional Investors), including:
▪	Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

▪	other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

▪	investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and

▪	Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefits (if any).
Any allocation of these reserved shares is subject to the investor having made and not withdrawn a valid bid at or above the final price. These reserved shares will be allocated having regard to the allocation criteria described in section 5 of the Appendix ‘Further information about the Institutional Offer’. Any reserved shares not allocated to these investors will be allocated to other parts of the Offer.
2.6.3 NOTIFICATIONS OF ALLOCATIONS
The Commonwealth will announce the basis of allocation by placing advertisements in the major national and metropolitan newspapers in Australia. This is expected to take place by 20 November 2006. From that date, applicants in the Retail Offer may call the Telstra 3 Telephone Information Centre on 1800 18 18 18 or access the Telstra 3 Share Offer website at www.t3shareoffer.com.au to seek information on their allocation. If you sell instalment receipts before you receive confirmation of your allocation, you do so at your own risk.
2.7 Listing and quotation
Telstra securities are currently traded on ASX, NZSX and NYSE (the New York Stock Exchange). Telstra and the Trustee will apply within 7 days after the date of this Prospectus to have the instalment receipts and underlying shares quoted on ASX. An application has been made to NZSX for quotation of the instalment receipts and underlying shares. The instalment receipts and underlying shares will not be quoted on NYSE.
If permission for quotation of the instalment receipts and underlying shares is not granted by ASX within 3 months after the date of this Prospectus, or such longer period as ASX allows, application monies will be refunded in full without interest as soon as practicable in accordance with the requirements of the Corporations Act. For further information see section 9 of the Appendix ‘Quotation application and agreement between the Trustee and ASX’.
2.8 Future Fund overview
The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is a separate legal entity from the Commonwealth, responsible for investment decisions and holds the Future Fund’s investments.
After the Offer, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not transferred in the Offer (including the Over-allocation Option and associated administrative mechanisms), although it will initially retain sufficient shares to meet Bonus Loyalty Share obligations to applicants in the Retail Offer. These retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are not ultimately required, because holders have transferred instalment receipts or otherwise lost the right to receive Bonus Loyalty Shares, will be transferred to the Future Fund after the Final Instalment Due Date.
Telstra shares transferred to the Future Fund cannot be sold during an escrow period of two years from the date instalment receipts are first listed on ASX, subject to limited exceptions. For further information see section 5.7 ‘Future Fund’.
26 | Telstra 3 Share Offer

3. Overview of Telstra
3.1 General
Telstra is Australia’s leading telecommunications and information services company, offering a full range of products and services in these markets. Telstra also operates in certain overseas countries.
Telstra’s main activities include the provision of:
▪	basic access services to most homes and businesses in Australia;

▪	local and long distance telephone calls in Australia and international calls to and from Australia;

▪	mobile telecommunications services;

▪	broadband access and content;

▪	a comprehensive range of data and Internet services including through Telstra BigPond®, Australia’s leading Internet service provider (ISP);

▪	management of business customers’ information technology and/or telecommunications services;

▪	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

▪	advertising, search and information services through Sensis; and

▪	cable distribution services for FOXTEL’s cable subscription television services.
One of Telstra’s strengths in providing integrated telecommunications services is its extensive geographical coverage through both its fixed and mobile network infrastructure. This coverage underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
Telstra owns 50% of FOXTEL and its international business includes interests in CSL New World Mobility Group (CSL New World), Hong Kong’s leading mobile operator, TelstraClear Limited (TelstraClear), the second largest full service carrier in New Zealand and Reach Limited (REACH), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited (SouFun), a leading real estate and home furnishings website in China.
More detail on Telstra’s main activities and international investments is set out in section 3.8 ‘Telstra’s main activities and international investments’.
3.2 Corporate objective
Telstra’s corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer-focused solutions.
3.3 Telstra’s vision and mission
Telstra’s vision is to do for its customers what no one else has done. That is, create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and governments.
Telstra’s mission is to know its customers and meet their needs better than anyone else. Telstra aims to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want it.
3.4 Transformation strategy
Following a comprehensive review of its operations, from customer-facing to back-office operations, Telstra announced a whole-of-company, five year transformation strategy in November 2005. The key elements of this transformation strategy are:
▪	building a next generation fixed network to support the growing demand for IP-based services and simplifying IT systems;

▪	rolling-out next generation wireless services over Telstra’s recently launched NEXT G™ national wireless broadband network;

▪	implementing market based management using extensive customer research and knowledge to differentiate Telstra through product and service offerings tailored for particular customer segments;

▪	providing customers with an integrated user experience across all devices and platforms – fixed, wireless and Internet;

▪	removing costs from operations, by reducing complexity, making business systems more efficient and simplifying operations;

▪	expanding and enhancing the Sensis business through organic growth and targeted acquisitions of advertising, search and information businesses; and

▪	undergoing cultural transformation, including large investments in training staff and reforming the way Telstra does business.
Telstra 3 Share Offer | 27

3. Overview of Telstra (continued)
Telstra’s transformation strategy involves a complex and fundamental change to its business, operations, networks and systems and it is undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company worldwide.
The initiatives associated with Telstra’s transformation strategy involve significant capital expenditure and extensive management attention and resources and entail substantial risks. Telstra’s ongoing investment in this transformation has significantly reduced its income and free cash flows.
Telstra believes that it has to undertake these major changes at this time and under its proposed schedule in order to maintain its competitiveness and improve its financial results in an increasingly competitive, technologically challenging and highly regulated environment. The main initiatives of Telstra’s transformation strategy are described below.
STRENGTHENING TELSTRA’S FIXED LINE TELECOMMUNICATION NETWORK AND SERVICES
Telstra intends that its next generation network will deliver new, better and faster services to its customers. This next generation fixed network will include an IP core network that will offer increased platform capacity compared to Telstra’s current network. Telstra intends to provide users with more reliable and stable media and telephony services and expand the number and range of services available to customers.
The development of Telstra’s IP core network is well advanced. Telstra is beginning to deploy advanced services to upgrade business customers, including IP telephony and conferencing, IP-based call centres, reliable higher-speed broadband, web-hosting and security services. Telstra will offer new multimedia applications to residential customers when higher speed services become available.
The new next generation fixed network is expected to provide Telstra with the ability to address increasing customer demand and the growing market for Virtual Private Networks (VPNs) to connect organisations and enterprises to the Internet. The new next generation fixed network is expected to reduce overall unit costs, allow proactive management of actual and predicted network demand and permit network upgrades to be implemented simultaneously across the nation rather than sequentially over many months.
Telstra is also investing in technology that improves the speed of ADSL.
DEPLOYING NEXT G™ — A NATIONAL WIRELESS BROADBAND NETWORK FOR AUSTRALIANS
On 6 October 2006, Telstra launched the NEXT G™ network, its new 3GSM 850 wireless broadband network. NEXT G™ customers will enjoy access to a greater range of content and services, as well as many enhanced features including improved video calling services and faster broadband access speeds, in addition to better geographic and in-building coverage.
Telstra will continue to operate services over both the existing GSM and CDMA networks until the national 3GSM 850 network provides the same or better coverage than the CDMA network, and in any event at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government agreements have been gained, Telstra will close its CDMA network. Telstra expects that this initiative will reduce duplication of both capital and operational expenditure.
IMPLEMENTING MARKET BASED MANAGEMENT
Telstra is implementing a market based management approach focused on its customer needs. Telstra believes that extensive customer research will allow it to differentiate itself from competitors by creating offers that are more relevant to the lifestyles and needs of particular customer segments.
Telstra’s ongoing customer research has guided the restructure of its consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments.
CREATING INTEGRATED SOLUTIONS FOR CUSTOMERS
Telstra is seeking to provide individual and business customers with an integrated user experience across devices and platforms — fixed, wireless and Internet. Telstra’s transformation strategy involves the integration of services across mobiles, BigPond® and Sensis and is designed to facilitate product differentiation tailored to customer needs, increasing the value of its products and services for its customers.
RATIONALISING PRODUCT AND NETWORK PLATFORMS USING A ‘ONE FACTORY’ APPROACH
Telstra is endeavouring to remove costs from its operations in part by reducing complexity, making business systems more efficient and simplifying operations. Telstra is removing or capping obsolete, duplicated and ageing products and network platforms. Working with the customer is a crucial part of this program as the customers move off legacy systems. Cutting
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complexity from Telstra’s operations is a critical first step to deliver services to customers in a user friendly way.
EXPANDING AND ENHANCING SENSIS’ ONLINE OFFERINGS
Sensis, Telstra’s advertising, search and information services business, is building on its search and transaction business and over time integrating its applications and services business with other products such as BigPond® and Telstra Mobile. Sensis is seeking to achieve rapid user and advertiser growth by increasing online and wireless usage with a wide range of new content, services and improvements across Sensis’ online network and through targeted acquisitions.
TRANSFORMING TELSTRA’S CULTURE
Telstra is also undergoing a cultural transformation, with large investments in training employees and improving the way it does business.
Telstra has recast leadership, talent management and performance incentives to deliver essential cultural change. Telstra’s technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support its operational performance.
Telstra has announced that it is investing an additional $210 million over three years in a new training program for technical, engineering and marketing staff in order to equip them with the right skills to build, operate and maintain next generation networks and better serve customers.
ACHIEVING REGULATORY REFORM
Telstra remains committed to working towards a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that Telstra believes is good for its business, its shareholders and the Australian telecommunications industry overall. Telstra will continue to invest considerable time and resources in a dialogue with policy-making and regulatory authorities seeking to achieve a regulatory environment that safeguards shareholder investments in next generation networks and services.
STRATEGIC MANAGEMENT OBJECTIVES
Together with the announcement of Telstra’s transformation strategy in November 2005, the Board set strategic management objectives to measure the successful implementation of Telstra’s five year transformation strategy. Telstra has linked its remuneration structure to the transformation strategy, with the aim of increasing the focus and understanding by senior executives of the key strategic objectives as well as motivating employees to execute on the strategy. In October 2006, the Board revised these strategic objectives in order to reflect the current regulatory environment and market conditions and the experience gained from the first year of Telstra’s transformation plan, and approved the following:
▪	revenue compound annual growth in the range of 2.0% to 2.5% (to financial year 2010 from the financial year 2005 base level), to be achieved by offsetting the expected substantial deterioration in traditional PSTN revenues with revenues from new products and services delivered through Telstra’s next generation networks;

▪	new product revenue exceeding 30% of sales revenue by financial year 2010;

▪	limiting compound annual growth of operating expenses (excluding depreciation and amortisation) to 2.0% to 3.0% (to financial year 2010 from financial year 2005 base level);

▪	EBITDA compound annual growth in the range of 2.0% to 2.5% (to financial year 2010 from the financial year 2005 base level) and EBITDA margins of between 46% to 48% by financial year 2010. Telstra is expecting EBITDA during the five year transformation strategy to decrease in the early years of the transformation, and is then targeting improvement in the later years of the transformation;

▪	cash capital expenditure falling to a range of 10% to 12% of sales revenue by financial year 2010; ·

▪	free cash flow increasing to between $6,000 million and $7,000 million by financial year 2010; and

▪	work force reductions of approximately 12,000 over five years of the transformation strategy.
It is important to understand that these are internal objectives set by the Board in order to measure Telstra management’s performance in implementing the transformation strategy, and are not financial forecasts or projections and should not be regarded as such. The strategic management objectives are based on:
▪	Telstra’s decision not to roll-out an FTTN network, and instead offer high-speed broadband products and services through its existing networks;

▪	successfully rolling out Telstra’s NEXT G™ wireless services and migrating CDMA customers to the new network;

▪	successfully deploying Telstra’s next generation fixed line network;
Telstra 3 Share Offer | 29

3. Overview of Telstra (continued)
▪	existing regulatory settings, including the ACCC interim determination establishing ULLS pricing of $17.70 per month in band 2, and no mandated competitor access to Telstra’s NEXT G™ wireless network;

▪	successfully implementing short, medium and long-term revenue initiatives in key PSTN, mobile and broadband markets and customer segments;

▪	Telstra’s ability to differentiate itself and obtain new revenues from its new networks and new products and services to replace declining revenues from its traditional high-margin PSTN products and services;

▪	rationalising Telstra’s operational support systems (OSS) and business support systems (BSS), and achieving an 80% reduction in the number of such systems by the end of financial year 2010;

▪	key vendors in connection with Telstra’s transformation performing on-time and as contracted;

▪	growing Telstra’s Sensis business organically and by targeted acquisitions;

▪	competitors not engaging in sustained and extreme price competition or investing in substantial new infrastructure or disruptive technologies; and

▪	Telstra’s workforce embracing its cultural transformation.
The strategic management objectives are based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Telstra’s ability to achieve its strategic management objectives is subject to significant risks. See section 4 ‘Risk Factors’ for a description of these key risks. Investors should note that many of these risks are outside of Telstra’s control, and that no assurance can be given that Telstra will successfully complete its transformation or achieve its strategic management objectives.
3.5 Outlook
KEY FACTORS THAT MAY AFFECT TELSTRA’S OUTLOOK
Whether Telstra’s future financial performance will improve is largely dependent on its ability to implement and execute its transformation strategy successfully and generate the increased volumes and usage rates for its products and services it seeks to achieve. In addition, Telstra’s transformation is a five year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes Telstra is implementing throughout its systems and operations. Telstra’s ability to successfully implement its transformation strategy is subject to significant risks. See section 4 ‘Risk Factors’.
Telstra is involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and Telstra in particular.
There are several key regulatory issues which include:
▪	regulated wholesale access pricing;

▪	retail price controls;

▪	any potential competitor access to Telstra’s NEXT G™ wireless network; and

▪	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way Telstra prices its products and services.
Telstra believes that several key factors may impact its future financial results, including:
▪	Telstra’s ability to implement and execute its transformation plan, including the deployment of NEXT G™ wireless services and the rationalisation of its various IT and network platforms;

▪	Telstra’s ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings Telstra expects to realise from its traditional higher margin product and service lines;

▪	the difficulties for Telstra in predicting regulatory outcomes and, in Telstra’s view, the unpredictable actions of the key regulators; and

▪	changes to Telstra’s competitive environment as markets and technologies evolve and competition intensifies, and the actions and initiatives of Telstra’s major competitors.
GENERAL TRENDS THAT MAY AFFECT TELSTRA’S OUTLOOK
Telstra’s traditional high margin PSTN revenues have been, and will continue to be, negatively affected by both intense competitive pressure and customers migrating to alternative platforms, such as wireless, high bandwidth Internet, IP telephony, and web and managed services. Telstra expects these trends to continue. The overall volume of telecommunications services purchased in Australia has continued to increase and the range of products and services offered has continued to expand. One of the central objectives of Telstra’s transformation is to position the company to have the networks, systems and capabilities to meet the evolving needs of Telstra’s customer base. With Telstra’s planned next generation networks, Telstra is building the infrastructure to reduce its reliance on its traditional
30 | Telstra 3 Share Offer

Application Instructions
To complete your application form correctly, follow the steps below and the detailed instructions on ‘How to complete your application form’ overleaf

Step 1	Have you used the correct application form?

Step 2	Have you completed the application form in accordance with the instructions? In particular:

- Have you applied for at least 500 shares and multiples of 50 thereafter?

- Have you completed your contact details?

- Have you signed the form?

Step 3	Have you made your cheque(s) payable for the total amount of the first instalment?

Step 4	Have you recorded your reference number[1] on the back of your cheque(s)?

Step 5	Have you lodged your application form correctly and sent it to the correct address?
Alternatively, Australian applicants can lodge applications electronically at www.t3shareoffer.com.au and pay via Bpay®. Refer to ‘Online application instructions’ overleaf for detailed instructions.
Remember to lodge your application so that it is received by 4.00 pm local time on the Closing Date. The Closing Date is Thursday 9 November 2006.
STEP 1 — WHICH FORM SHOULD I USE?
The following table summarises which application forms Australian applicants should use. New Zealand applicants should refer to the New Zealand Investment Statement.

Should use this
These applicants...	application form...	Or...	To get your...

Telstra shareholders at the Record Date	Orange personalised application form	Apply online at www.t3shareoffer.com.au using your reference number[1]	1 for 2 shareholder entitlement, including a minimum guaranteed entitlement of 3,000 shares and subject to a maximum shareholder entitlement of 200,000 shares

Broker client applicants (not applying through the Firm Offer) who received a Prospectus and personalised application form from their broker	Green personalised application form	Apply online by clicking on the ‘T3 Share Offer’ button on your broker’s website	Guaranteed allocation of 2,000 shares

General Public Offer applicants who requested a Prospectus and personalised application form	Red personalised application form	Apply online at www.t3shareoffer.com.au using your reference number[1]	Guaranteed allocation of 2,000 shares

All other General Public Offer applicants	Blue application form attached to this Prospectus	Apply online at www.t3shareoffer.com.au	Guaranteed allocation of 2,000 shares

Firm Offer Applicants	You should apply in accordance with instructions received from the broker or financial planner from whom you received your firm allocation		Firm allocation

STEP 2 — COMPLETE THE FORM IN ACCORDANCE WITH INSTRUCTIONS
To complete your application form correctly, follow the detailed instructions on ‘How to complete your application form’ overleaf.
Photocopies of the form will not be accepted. Please write clearly in BLOCK LETTERS using black ink.
Do not write outside the white boxes.
Changes to the personalised details on the forms will not be permitted.
Please ensure you record your contact details in case you need to be contacted regarding your application.
STEP 3 — PAY THE FIRST INSTALMENT AMOUNT
Multiply the number of shares you are applying for by the first instalment amount ($2.00) which gives the total amount payable for the first instalment. The Ready Reckoner overleaf may assist you in calculating the correct payment amount.
Make your cheque payable to ‘Telstra 3 Share Offer’ for the total amount of the first instalment. This should be the amount you entered on the application form.
The cheque must be in Australian dollars drawn on an Australian branch of an Australian bank, crossed ‘Not Negotiable’. Please ensure sufficient cleared funds are held in your account as your cheque will be banked as soon as it is received.
Insert your cheque details in the space provided on the reverse side of the tear-off form.

[1]	11 digit number found on the top right corner of your personalised application form
Telstra 3 Share Offer | 31

STEP 4 — RECORD YOUR REFERENCE NUMBER
On the back of your cheque, record your 11 digit reference number which is found in the top right hand corner of the application form. You should also keep a separate record of your reference number in case you wish to check on the status of your application during the offer period, or your final allocation of shares via the Telstra 3 Telephone Information Centre or the Telstra 3 Share Offer website.
STEP 5 — LODGING YOUR APPLICATION
Firm Offer applicants
Applicants who have received a firm allocation of shares from their broker or financial planner should follow the lodgement and payment procedures provided by that broker or financial planner. In particular, note that these applications are required to be made payable to and delivered to your broker or financial planner. Please contact your broker or financial planner if you have any questions in relation to your firm allocation.
Personalised application form(s) (orange, green or red)
IMPORTANT: YOU MUST DETACH THE TEAR OFF APPLICATION FORM Place the tear-off application form and cheque(s) in the reply paid envelope provided. Retain the top portion of the page for your records.
Non-personalised blue application forms
IMPORTANT: DO NOT DETACH THE LOWER PORTION OF THE APPLICATION FORM Place the whole application form in the reply paid envelope provided.
You must lodge your application so that it is received by 4pm local time on 9 November, 2006, by either:
▪	Mailing it in the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque to the following address:
Telstra 3 Share Offer
Reply Paid 27
Eastern Suburbs Mail Centre NSW 2004
Please allow sufficient time for postal delivery; or

▪	Placing it in the collection box at any Commonwealth Bank branch in Australia.
FURTHER ASSISTANCE
If you need help to complete the application form:
▪	Contact a broker or financial adviser

▪	Phone the Telstra 3 Telephone Information Centre on 1800 18 18 18

▪	Visit the Telstra 3 Share Offer website: www.t3shareoffer.com.au
Online application instructions
(with payment by Bpay®)
Retail Investors in the Shareholder Entitlement Offer and General Public Offer can also apply for shares online by accessing the Telstra 3 Share Offer website at www.t3shareoffer.com.au. You can only pay for your shares using Bpay® if you have completed an online application form. Paper forms will NOT be accepted with a Bpay® payment.
Bpay® is an electronic payment service that enables you to pay for shares directly from your cheque or savings account via Internet or telephone banking through participating banks, building societies and credit unions. You must apply online in order to pay via Bpay®.
TO USE Bpay®
Log onto www.t3shareoffer.com.au and complete the online application form. If you have received an orange, green or red personalised application form you will be asked to provide your reference number which is found at the top right corner of the form.
Once you have completed your online application form you will be given a Bpay® Biller Code. You will then need to:
1.	Access your participating Bpay® financial institution’s Internet or telephone banking service.
2. Select Bpay® and follow the prompts:
—	Enter the Biller Code supplied and your reference number (located in the top right corner of the application form).

—	Enter the amount to be paid

—	Select the account you wish your payment to come from (payments from credit card accounts can not be accepted).

—	Schedule your payment for same day value processing as applications without payment can not be accepted.
3. Record your Bpay® receipt number and date paid. Retain these for your records.
If you pay by Bpay® , you must complete and lodge your application form online. Your Bpay® payment must be made prior to 4.00pm on the Closing Date for the application to be valid.
You may wish to contact your financial institution to confirm any limits on your Bpay® account.
The Prospectus is also available in Braille, large print and on audio CD. For a copy in any of these formats, please call the Telstra 3 Telephone Information Centre on 1800 18 18 18. Alternatively, an electronic version of the Prospectus can be accessed on the Telstra 3 Share Offer website at www.t3shareoffer.com.au. This website also offers the Prospectus in large print, Rich Text File, HTML and MP3 audio formats.
If you require language services to understand the details of the Prospectus, please call the Translating and Interpreting Service on 131 450.
32 | Telstra 3 Share Offer

How to complete your application form
These instructions are cross-referenced to each section of the application form. Please complete all relevant sections of the application form in BLOCK LETTERS using black ink. Photocopies of the form will not be accepted. Do not write outside the white boxes.
Please ensure you complete the correct form.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE BLUE NON-PERSONALISED GENERAL PUBLIC APPLICATION FORM
A Enter the total amount payable for the first instalment. This is calculated by multiplying the number of shares for which you are applying by the first instalment amount per share of $2.00. The minimum number of shares you may apply for is 500, and in multiples of 50 shares thereafter. Applications can be for a maximum of 200,000 shares. Be sure that your cheque(s) total this amount. You may wish to use the Ready Reckoner below to help calculate the amount payable for the first instalment. The purchase price for shares is payable in two instalments. This payment is for the first instalment only. Be sure that your cheque(s) total this amount.
B Enter personal details. You can complete this form as an individual in your own capacity, or as a joint applicant with one or two other individuals (this would represent one application).
You can also complete this form on behalf of a company or a person under the age of 18, as trustee of a trust or superannuation fund, as executor of an estate or partnership (or, if the trustee, executor or partner is a company, on behalf of that company). An authorised office bearer may apply on behalf of a club or incorporated body.
You should refer to the table overleaf for instructions on how to fill out the applicant’s name(s) on the application form.
C Enter address details. You must use an Australian address. If you are making a joint application, the address should be that of the first person named on the form. All further correspondence will be mailed to this address.
D CHESS HIN. If you are already a CHESS participant, or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here.
Lower Portion of Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your STD code.
Record your total payment. This should be the same as the amount shown in Box A.
Signatures. Please sign on the reverse of the application form where indicated.
Recording your cheque details. Please record your cheque(s) details in the table provided on the reverse side of the application form. Make your cheque(s) payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian branch of an Australian Bank, crossed ‘Not Negotiable’.
Recording your reference number. Write your reference number on the back of your cheque(s) and at the bottom of this page in the space provided.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE ORANGE, GREEN OR RED PERSONALISED APPLICATION FORMS
If you are a current Telstra shareholder, a client of a broker or financial planner or have requested for a Prospectus and personalised application form via the Telstra 3 Telephone Information Centre or Telstra 3 Share Offer website you should have received an orange, green or red personalised application form. All your personalised details have already been recorded on the application form. To complete the application form please follow the instructions below.
1 Enter the total number of shares you wish to apply for All applicants: The minimum number of shares you may apply for is 500, and above this in multiples of 50 thereafter. Applications can be for up to a maximum of 200,000 shares.
Shareholders only: Listed on the form will be your entitlement to shares. You may apply for more shares or less shares than your shareholder entitlement. If you apply for more shares than your shareholder entitlement you will be allocated at least the amount of your shareholder entitlement if applications need to be scaled back. Shareholder entitlements for Retail Investors are subject to a maximum guaranteed entitlement of 200,000 shares. See section 2.4.2 of the Prospectus for details of how your entitlement was calculated. If your Telstra shareholding changed between Friday 15 September 2006 and Friday 13 October 2006, your entitlement may vary from what is shown.
2 Enter the total amount payable for the first instalment. This is calculated as the number of shares applied for multiplied by the first instalment amount per share of $2.00. Be sure that your cheque(s) total this amount. Use the Ready Reckoner below to help calculate the correct amount payable for the first instalment. The purchase price of shares is payable in two instalments. This payment is for the first instalment only.
Tear Off Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your STD code.
Record your total payment. This must equal the amount shown in Box 2.
Signatures. Please sign on the reverse of the tear-off application form where indicated.
Recording your cheque details. Please record your cheque(s) details in the table provided on the reverse side of the tear-off application form. Make your cheque payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian branch of an Australian Bank, crossed ‘Not Negotiable’.
Recording your reference number. Write your reference number on the back of your cheque(s) and at the bottom of this page in the space provided.
READY RECKONER FOR FIRST INSTALMENT — FOR EXAMPLE 1,000 SHARES @ $2.00 PER SHARE = $2,000
This Ready Reckoner will help you calculate the money you need to pay for the first instalment at $2.00 per share.

Shares	Amount	Shares	Amount	Shares	Amount
500	$1,000	2,000	$4,000	10,000	$20,000
750	$1,500	3,000	$6,000	50,000	$100,000
1,000	$2,000	5,000	$10,000	100,000	$200,000
Record your reference number(s) here:
Telstra 3 Share Offer | 33

HOW TO FILL OUT YOUR NAME(S) ON THE APPLICATION FORM
Use < > brackets and the letters A/C where indicated. If applicable, and you wish to apply for the shares using your CHESS HIN, you must write your name in EXACTLY THE SAME FORMAT as it appears on your CHESS transaction confirmation statement(s).

INCORRECT FORM OF
TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION	REGISTRATION

Individual	Mrs Katherine Clare Edwards	K C Edwards
Use given names in full, not initials

Company	Liz Biz Pty Ltd	Liz Biz P/L or Liz Biz Co
Use the companys full title, not abbreviations

Joint application	Mr Peter Paul Tranche	Peter Paul & Mary Tranche
Use full and complete names	Ms Mary Orlando Tranche

Trusts	Mrs Alessandra Herbert Smith	Alessandra Smith Family Trust
Use the trustee(s) personal name(s)	<Alessandra Smith A/C>

Deceased estates	Ms Sophia Garnet Post	Estate of late Harold Post or
Use the executor(s) personal name(s)	Mr Alexander Traverse Post	Harold Post Deceased
<Est Harold Post A/C>

Minor (a person under the age of 18 years)	Mrs Sally Hamilton	Master Henry Hamilton
Use the name of a responsible adult with	<Henry Hamilton>
an appropriate designation

Partnerships	Mr Frederick Samuel Smith	Fred Smith & Son
Use the partners’, personal names	Mr Samuel Lawrence Smith
<Fred Smith & Son A/C>

Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones

Clubs/Unincorporated bodies/Business names	Mr Alistair Edward Lilley	Vintage Wine Club
Use office bearer(s) personal name(s)	<Vintage Wine Club A/C>

Superannuation Funds	XYZ Pty Ltd	XYZ Pty Ltd
Use the name of the trustee of the fund	<Super Fund A/C>	Superannuation Fund
Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated spaces at section B on the Application Form.
EXAMPLES OF HOW TO COMPLETE YOUR PERSONAL DETAILS
INDIVIDUAL
JOINT (WITH ONE OR TWO OTHERS)
COMPANY
EXAMPLES OF USE OF <DESIGNATED ACCOUNT> TRUST
MINOR
34 | Telstra 3 Share Offer

high-margin PSTN revenue stream and to grow its mobile, Internet and other next generation revenues.
Telstra intends to streamline its businesses, systems and operations to reduce the high operating costs associated with maintaining and supporting complex legacy IT systems, products and services. However, Telstra expects depreciation and amortisation to increase as it invests heavily in transforming its IT base, together with the acceleration of depreciation for certain assets that are being phased out.
A number of key regulatory decisions and determinations are still unresolved. In August 2006, for example, the ACCC made several interim determinations reducing ULLS access pricing for some of Telstra’s largest wholesale customers to $17.70 per month in band 2 (representing the metropolitan area, where the greatest number of ULLS services will be provided). These decisions are only interim determinations by the ACCC and the ACCC’s final determinations can be higher or lower than this price. Telstra is uncertain as to the ACCC’s timeframe for making these final determinations.
Telstra no longer proposes to build a fibre to the node (FTTN) network because it disagreed with the ACCC as to the costs which could be taken into account in setting a price at which Telstra’s competitors could use that network.
FINANCIAL YEAR 2007 OUTLOOK
Telstra is in the early years of its transformation which has required increased capital and operating expenditures to roll-out new networks and implement Telstra’s planned system and operational changes, resulting in significant reductions to its earnings and cash flows.
Accordingly, Telstra expects that its financial year 2007 financial results will show:
▪	reported revenue (total income) growth of between 1.5% and 2.0% compared with Telstra’s financial year 2006 total income of $23,100 million;
▪	reported earnings before interest and income tax expense (EBIT) growth in the range of 2.0% and 4.0% compared with Telstra’s financial year 2006 EBIT of $5,497 million and a decline in the range of 18% and 20% compared with Telstra’s financial year 2005 EBIT of $6.935 million. Note 7(b) of Telstra’s audited Financial Report (page 156 of Telstra’s 2006 Annual Report) and Note 5 of the audited Concise Financial Report (page 70 of Telstra’s 2006 Annual Review) disclose that in explaining the 2006 financial performance it is relevant to note that expenses associated with the implementation of the strategic review initiatives of $1.1 billion were incurred. Telstra expects similar net costs of approximately $0.8 billion to be incurred in 2007; and
▪	reported cash capital expenditure (excluding investments) in the range of $5,400 million to $5,700 million.
Importantly, Telstra’s ability to achieve the financial year 2007 outlook described above, as well as Telstra’s outlook for the first and second halves of financial year 2007 described below, is subject to a number of key assumptions, including:
▪	not building an FTTN network;

▪	a band 2 ULLS price of $17.70 per month applying to all wholesale customers for the remainder of financial year 2007;

▪	no additional redundancy and restructuring provision;

▪	slowing the decline in PSTN revenues;

▪	retail volume growth in mobiles voice and data traffic, dependent in part on the successful roll out of NEXT G™ network services;

▪	growth in the retail broadband market and in Telstra’s market share;

▪	growth in Sensis print and online revenues;

▪	not exceeding budgeted net transformation related operating expenditure costs of approximately $0.5 billion; and

▪	general productivity gains from Telstra’s reduced workforce.

Telstra’s ability to achieve its financial year 2007 outlook is also subject to significant risks. See section 4 ‘Risk Factors’ for a description of these key risks.
Telstra expects financial year 2007 to be the largest transformation spend year in terms of operating and capital expenditure. Provided there are no further material adverse regulatory outcomes and Telstra continues to be successful in implementing its transformation strategy, Telstra expects its free cash flow to improve in financial year 2008 compared with financial year 2007.
TWO MONTHS ENDED 31 AUGUST 2006 REVIEW
Telstra’s unaudited operating results for the two month period ended 31 August 2006 compared with the prior corresponding period show the following:
▪	sales revenue growth of 3.3% reflecting continued growth in retail broadband of 41%, mobiles of 9.0% and advertising and directories revenue of 10.6%. This growth was partially offset by the decline in PSTN revenues of 5.9% as the market continues its trend from high-margin PSTN products and services to lower-margin emerging telecommunication products and
Telstra 3 Share Offer | 35

3. Overview of Telstra (continued)
services. In addition, the rise in sales revenue reflected the inclusion of revenues for the New World Mobility Group; and
▪	EBIT decline of 8.6% as Telstra’s income growth during the two months was offset by higher expenses mainly due to an increase in cost of goods sold led by additional take up of Telstra’s 3G mobile handsets, and a rise in the number of subscribers to Telstra’s services and higher depreciation and amortisation expenses attributable to its transformation initiatives. The increase in expenses was partially offset by lower labour expenses reflecting a reduction in the number of staff.
Telstra believes that its results for the first two operating months of financial year 2007 are consistent with the trends identified during financial year 2006 and Telstra is on track to achieve its financial year 2007 outlook. Investors should note, however, that these results are only for two months and are not necessarily indicative of what Telstra’s results will be for the whole year.
FIRST HALF FINANCIAL YEAR 2007 OUTLOOK
Telstra expects that its reported results for the first half of financial year 2007 will be impacted by the following factors:
▪	revenue will be impacted by the distribution of Melbourne Yellow™ being completed in the second half of financial year 2007, therefore the revenue will be recognised in the second half of financial year 2007. In financial year 2006, distribution of Melbourne Yellow™ was completed in the first half of financial year 2006 and as a result, the revenue was recognised in the first half of financial year 2006;
▪	expenses will include significant transformation related costs in the first half of financial year 2007 compared with no transformation expenses in the first half of financial year 2006;

▪	revenue and expenses for CSL New World will be included for the full year in financial year 2007; and

▪	accelerated depreciation and amortisation expenses in the range of $150 million to $175 million will be reported in the first half of financial year 2007, reflecting Telstra’s transformation, compared with no accelerated depreciation and amortisation in the first half of financial year 2006.

As a result of these factors, Telstra expects its reported EBIT to be 17% to 20% lower in the first half of financial year 2007 compared with the first half of financial year 2006.
SECOND HALF FINANCIAL YEAR 2007 OUTLOOK
Telstra expects that its reported results for the second half of financial year 2007 will be impacted by the following factors:
▪	revenue will be impacted by the distribution of Melbourne Yellow™ being completed in the second half of financial year 2007, therefore the revenue will be recognised in the second half of financial year 2007. In financial year 2006, distribution of Melbourne Yellow™ was completed in the first half of financial year 2006 and as a result, the revenue was recognised in the first half of financial year 2006;
▪	expenses will reduce in the second half of financial year 2007 compared with the second half of financial year 2006. During financial year 2006, transformation costs were only incurred in the second half of financial year 2006 including the redundancy and restructuring provision. Telstra does not expect to raise a redundancy and restructuring provision during financial year 2007; and
▪	revenue and expenses for CSL New World will be included for the full year in financial year 2007.
As a result of these factors, Telstra expects its EBIT to be 37% to 40% higher in the second half of financial year 2007 compared with the second half of financial year 2006. Due to the combination of Telstra’s expected first half and second half reported results for financial year 2007, Telstra expects reported EBIT for financial year 2007 to increase between 2.0% and 4.0% compared with financial year 2006 as previously outlined.
3.6 Dividends
The Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of 28 cents per share for financial year 2007. This assumes that Telstra continues to be successful in implementing its transformation strategy and there are no further material adverse regulatory outcomes during the course of financial year 2007.
The Board is unable to give guidance on ordinary dividends for financial year 2008 owing to the continuing uncertainty attached to regulatory outcomes and the impact on its business, as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to the company’s earnings and cash flow, as well as regulatory impacts.
36 | Telstra 3 Share Offer

3.7 Organisational structure
Telstra operates through a number of strategic and corporate centre business units. Telstra’s strategic business units are as follows:
▪	Telstra Consumer Marketing and Channels is responsible for serving Telstra’s consumer customers, offering Telstra’s full range of products and services including fixed lines, mobiles, Internet access, and pay TV services. It also has responsibility for mass marketing channels including Telstra’s call centres, Telstra shops and the dealer network.

Telstra Consumer Marketing and Channels is focused on designing, delivering and developing products and services based on the needs of its customers. Using the principles of market based management, it aims to deliver a broader range of integrated and innovative products and services that are flexible, reliable, simple and capable of meeting customer needs.

▪	Telstra Business is responsible for serving the needs of Australia’s small to medium enterprises with fixed line, mobile, broadband, as well as data and Internet solutions tailored for business.

Telstra Business is focused on providing SME customers with business solutions that allow them to do business their way.

▪	Telstra Enterprise and Government is responsible for providing innovative Information and Communications Technology (ICT) solutions to large corporate and government customers in Australia and New Zealand. It is also responsible for KAZ Group Pty Limited (KAZ) and TelstraClear. KAZ and Telstra service Telstra’s Enterprise and Government customers’ IT needs. TelstraClear is New Zealand’s second largest full service telecommunications company, providing innovative market leading products and services to the business, government, wholesale and residential sectors. Telstra Enterprise and Government is also responsible for Telstra’s Global Business operations, recently renamed Telstra International.

Telstra Enterprise and Government is focused on partnering with Telstra’s customers to provide innovative products and solutions that add value to their business.

▪	Telstra Country Wide® provides telecommunications and information technology services to customers in outer metropolitan, regional, rural and remote parts of Australia.

Telstra’s transformation aims to change the technology landscape in country Australia with a profound impact on the delivery of services to regional and rural customers. The recent launch of the NEXT G™ network brings high speed wireless broadband and new features such as video calling and content rich entertainment to many areas for the first time. It will also provide a broadband solution to those customers who have good mobile coverage but live outside the distance limitations of ADSL.

▪	Telstra BigPond® is responsible for the management and control of Telstra’s retail Internet products, BigPond® brand and marketing, services and content, contact centres, customer relations and associated functions, for broadband and dial-up delivery.

BigPond is focused on growing broadband subscribers, the provision of content and value added services and improving the customer experience.

▪	Sensis is Telstra’s advertising, search and information services business. Sensis manages three of Australia’s leading brands: Yellow™, White Pages® and Trading Post®, along with the CitySearch® online city guide, the Whereis® online, mobile and satellite navigation services, the GoStay™ print guide and online complementary website, the sensis.com.au search engine, the Sensis® 1234 voice service and the 51% owned SouFun investment, a leading real estate and home furnishing website in China.

Sensis is an integral part of Telstra’s overall strategy and vision and aims to continue to innovate to drive user and advertiser value and growth. Sensis is focused on building on its recent success by defending and growing print revenues and margins, driving continued rapid growth online and managing new growth opportunities in its emerging satellite navigation, digital marketing services and transactional businesses.

▪	Strategic Marketing is responsible for Telstra’s corporate strategy, mergers and acquisitions and the overall marketing, pricing, brand, sponsorship, promotions and advertising direction of Telstra. Strategic Marketing is also responsible for Telstra Asia, which manages Telstra’s international interests in the region and directs Telstra’s offshore strategy with a current focus on enhancing the value of its existing investments, profitably rationalising non-core-assets and positioning Telstra to capture high growth opportunities, particularly in China and South East Asia.
Telstra 3 Share Offer | 37

3. Overview of Telstra (continued)
▪	Telstra Media is responsible for Telstra’s FOXTEL investment.

▪	Telstra Operations has responsibility for the core or shared elements of Telstra’s infrastructure and related support units. Using a ‘one factory’ approach to improve Telstra’s customer service delivery and customer satisfaction, the group includes Telstra Services, Network and Technology, Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management, Billing and the corporate Program Office. The Program Office identifies and prioritises opportunities for streamlining, implementing and coordinating all aspects of Telstra’s transformation strategy implementation.

▪	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market, including fixed, wireless, data and Internet, transmission and IP, interconnection, access to network facilities, and retail/rebill products. It also serves global wholesale markets to satisfy growing Internet and high bandwidth needs.

Telstra Wholesale is committed to building strong commercial relationships that encourage and enable existing customers and new participants to succeed by providing the support and solutions needed to grow their business.
3.8 Telstra’s main activities and international investments
Telstra offers a broad range of telecommunications and information products and services to a diverse customer base.
BASIC ACCESS SERVICES
Basic access services are the telecommunications backbone into most homes and businesses in Australia. Telstra’s basic access service includes installing and maintaining connections between customers’ premises and its Public Switched Telephone Network (PSTN) and providing basic voice, facsimile and Internet services.
LOCAL, NATIONAL LONG DISTANCE, FIXED TO MOBILE AND INTERNATIONAL CALLS
Telstra provides local call services to more residential and business customers than any other service provider in Australia. It is the leading provider of national long distance and international telephone services in Australia and provides fixed to mobile calls from its PSTN/ISDN to a mobile network.
In addition, Telstra provides value added services such as voicemail, call waiting, call forwarding, call conferencing and call return and offers a number of inbound call services.
Telstra also provides customer premises equipment for rental or sale to its residential, consumer, business and Government customers and is the leading provider of payphones in Australia.
MOBILE TELECOMMUNICATION SERVICES
Telstra offers a wide range of mobile services to its customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services. These services are currently provided over a number of networks:
NEXT G™ 3GSM 850
Telstra’s 3GSM 850 NEXT G™ wireless network was launched on 6 October 2006 and provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
3GSM 2100
Telstra has a 3GSM 2100 network sharing arrangement with Hutchison under which it has access to an existing 3GSM 2100 network which covers over 50% of the Australian population in a number of mainland capital cities.
GSM digital service
Telstra’s digital GSM network covers around 96% of the Australian population.
CDMA digital service
Telstra’s existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. Telstra intends to close its CDMA network once its national NEXT G™ network provides the same or better coverage than the CDMA network and the software upgrades are complete and any necessary Government approvals have been gained.
Other Mobile Services
Telstra also operates Telstra Mobile Satellite and offers a number of BigPond® services which enables customers to use their mobile phones to browse and purchase a broad range of up-to-date information and entertainment and to access content.
38 | Telstra 3 Share Offer

DATA AND INTERNET SERVICES
Telstra provides new generation data and Internet services including broadband and dial-up services for consumers and small and medium business customers across Australia through BigPond®, business grade Internet solutions, IP Solutions, Business DSL and IP based WAN.
Telstra BigPond® provides online and mobile content services which include music, movies, games, sports entertainment, video on demand and DVD rental offerings.
Telstra also offers other data services, in some cases with business partners, including collaboration services, e-commerce solutions, online customer management facilities, digital video networks and managed wide area networks (WANs).
ADVERTISING, SEARCH AND INFORMATION SERVICES
Telstra is a leading provider of advertising, search and information services through its wholly owned subsidiary, Sensis. Sensis’ popular information services include Australia’s leading business directory — Yellow™, White Pages®, Trading Post®, CitySearch® and Whereis®.
Sensis also operates the Yellow™ OnLine site and the White Pages® OnLine sites and participates in the travel and accommodation market with its GoStay™ print guide and its complementary website — gostay.com.au. The GoStay™ print guide has the largest distribution of any printed Australian travel guide.
Telstra has recently purchased a 51% shareholding in SouFun, a leading real estate and home furnishing website in China. SouFun provides an attractive entry point into China, one of the world’s fastest growing economies.
WHOLESALE SERVICES TO OTHER CARRIERS, CARRIAGE SERVICE PROVIDERS AND ISPS
Telstra is Australia’s leading full service wholesaler of telecommunications solutions and network capacity and provides a range of products specifically tailored for wholesale customers, including:
▪	resale products;

▪	interconnection services, preselection services and access to network facilities such as ducts, towers and exchange space;

▪	domestic and international transmission services;

▪	broadband, IP backbone and traditional data services; and

▪	both GSM and CDMA mobile products and services.
Telstra also manages and delivers a wide range of customer processes for wholesale customers.
INFORMATION AND COMMUNICATIONS TECHNOLOGY (ICT) SOLUTIONS, SERVICES AND OUTSOURCING
Telstra partners with its wholly owned subsidiary, KAZ, to service Telstra’s medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and Telstra’s telecommunications strengths gives Telstra market leading capabilities in the provision of end-to-end ICT services and solutions.
SUBSCRIPTION TELEVISION
Telstra owns 50% of FOXTEL, with Publishing and Broadcasting Limited and News Corporation Limited each owning 25%.
FOXTEL is Australia’s leading provider of subscription television services, with over 1.25 million subscribers (including resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split reasonably equally between those homes passed by Telstra’s hybrid fibre co-axial (HFC) cable and those covered by a satellite distribution.
Telstra is the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in Telstra’s cabled areas, and Telstra receives a share of FOXTEL’s cable subscription television revenues. Telstra also resells Austar subscription television services.
INTERNATIONAL INVESTMENTS
Telstra’s major international investments include:
▪	CSL New World. Telstra owns 76.4% of CSL New World Mobility Group, Hong Kong’s leading mobile operator;

▪	TelstraClear. Telstra owns 100% of TelstraClear, the second largest full service carrier in New Zealand;

▪	REACH. Telstra is a 50/50 joint venture participant with PCCW in REACH. REACH is a provider of global connectivity and international voice and satellite services; and

▪	SouFun. Telstra owns 51% of SouFun, a leading real estate and home furnishing website in China.
Telstra also has a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider which owns and operates a fibre optic cable between Australia and Japan.
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3. Overview of Telstra (continued)
3.9 Historical financial information
The tables on the following page show historical income, balance sheet and cash flow information derived from Telstra’s 2006 audited Financial Report.
The historical financial information has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). Comparative figures for financial year 2005 have been restated to reflect the adoption of A-IFRS, with the exception of the accounting standards on financial instruments that were subject to an exemption and adopted from 1 July 2005. Refer to note 36 of Telstra’s 2006 audited Financial Report, which is included in Telstra’s 2006 Annual Report, for reconciliations and descriptions of the impact of transition to A-IFRS on Telstra’s income statement, balance sheet and statement of cash flows.
INCOME STATEMENT1 — SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006[2]	2005
	A$m	A$m

Revenue (excluding finance income)[3]	22,772	22,181
Other income	328	261
Total income (excluding finance income)	23,100	22,442
Expenses[4]	13,516	11,978
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)[4]	9,584	10,464
Depreciation and amortisation	4,087	3,529
Earnings before interest and income tax expense (EBIT)	5,497	6,935
Net finance costs	936	880
Income tax expense	1,380	1,746

Profit for the year	3,181	4,309

	cents	cents

Basic Earnings per share	25.7	34.7
Diluted Earnings per share	25.7	34.6

Total dividends declared per share[5]	34.0	40.0

[1]	Refer to the income statement in Telstra’s 2006 audited Financial Report (page 118 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 60 of Telstra’s 2006 Annual Review) for further details.

[2]	A discussion of material items, including the financial impact of Telstra’s transformation strategy, relevant in explaining Telstra’s financial year 2006 financial performance is contained in note 7 of Telstra’s 2006 audited Financial Report and note 5 of Telstra’s 2006 audited Concise Financial Report.

[3]	Includes sales revenue and other revenue. Refer to the notes to the income statement in Telstra’s 2006 audited Financial Report and Concise Financial Report for further details.

[4]	Includes share of net (gain)/loss from jointly controlled and associated entities. Refer to the income statement in Telstra’s 2006 audited Financial Report and Concise Financial Report for further details.

[5]	The dividends declared include special dividends of 6.0 cents for 2006 and 12.0 cents for 2005 as disclosed in note 4 of Telstra’s 2006 audited Financial Report (page 143 of Telstra’s 2006 Annual Report) and note 4 of the audited Concise Financial Report (page 69 of Telstra’s 2006 Annual Review).
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BALANCE SHEET1 — SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006	2005
	A$m	A$m

Current assets	4,879	5,582
Non current assets	31,296	29,629

Total assets	36,175	35,211

Current liabilities	7,886	6,412
Non current liabilities	15,457	15,141

Total liabilities	23,343	21,553

Total equity	12,832	13,658

[1]	Refer to the balance sheet in Telstra’s 2006 audited Financial Report (page 119 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 61 of Telstra’s 2006 Annual Review) for further details.
CASH FLOWS1 — SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net cash provided by operating activities	8,562	8,960
Net cash used in investing activities	(4,012)	(3,766)
Free cash flow[2]	4,550	5,194
Net cash used in financing activities	(5,399)	(4,347)

Net increase/(decrease) in cash	(849)	847

[1]	Refer to the statement of cash flows in Telstra’s 2006 audited Financial Report (page 121 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 63 of Telstra’s 2006 Annual Review) for further details.

[2]	Cash from operating activities less cash used in investing activities.
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4. Risk Factors
Telstra faces several risks, whether they be regulatory, transformation related or from the general market or operating conditions. The following describes some of the significant risks that could affect Telstra. These risks are also described in the 2006 Supplemental Information. Some risks may be unknown to Telstra or the Commonwealth and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect Telstra’s business, profits, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Prospectus and the cautionary statement regarding forward looking information in the ‘Important notices’ section of this Prospectus.
4.1 Regulatory risks
Telstra operates in a highly regulated environment that significantly affects its business. In particular, Telstra believes regulation can limit Telstra’s ability to pursue certain business opportunities and the returns it can generate for its shareholders. Regulation impacts the way Telstra does business and Telstra believes it is the most significant ongoing risk to Telstra. There can be no assurance as to future policies and regulatory outcomes. Regulatory outcomes may be significantly adverse to Telstra shareholders. Telstra believes the current regulatory regime is value destroying. However, Telstra is committed to seeking regulatory reform on behalf of its shareholders.
Telstra faces substantial regulatory risks that it believes have, and will continue to have, substantial adverse effects on its business.
A description of the aims of the regulatory regime is set out in section 5.3 ‘Commonwealth as shareholder and regulator’.

Risk	Description	Risk Impact

Access Pricing	The ACCC can require Telstra to provide certain services to its competitors using its networks, at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree. In many cases Telstra has disagreed with the ACCC’s calculation of these costs. The ACCC is yet to issue final determinations in arbitrations about prices Telstra charges its competitors for various services, including for unconditioned local loop service (ULLS) and spectrum sharing service (SSS). Telstra is effectively required by law to charge the same prices for a basic line rental service for all retail customers across Australia. The ACCC has not, however, adopted an averaging approach in assessing ULLS prices Telstra can charge its competitors to access its network. Instead, the ACCC has in its interim decisions set prices which differentiate between metropolitan and non-metropolitan areas. As a result of this and differences in the approaches to estimating costs, the prices set to date are well below Telstra’s calculation of the efficient costs of supply. In addition, the ACCC proposes to significantly reduce SSS prices which Telstra believes would lead to accelerated growth in SSS, enabling Telstra’s competitors to provide broadband and VoIP services while Telstra is restricted to supplying basic access services. Further, Telstra believes such reduced access prices would be likely to lead to a reduction in Telstra’s retail prices.	Telstra’s competitors can target customers in metropolitan areas where access prices are low, leaving Telstra to provide services to some customers in high cost regional and rural areas at the same retail price as in metropolitan areas.

The ACCC may reduce access prices further which would adversely affect Telstra’s revenues, earnings and shareholder returns, including dividends. Telstra will consider all avenues open to it to challenge any such outcome.

Restrictions on future investments in Telstra’s business	Telstra seeks a competitive rate of return when it invests its capital. If Telstra cannot be confident that ACCC regulation of prices for competitor access to a new network will allow a competitive rate of return, Telstra will not invest in the network.	Telstra believes FTTN is an example of how Telstra is and could be exposed to significant limitations and costs in relation to its current and future activities, which may make it prudent for Telstra not to engage in some business activities or to delay or defer capital projects.
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Risk	Description	Risk Impact

Restrictions on future investments in Telstra’s business (continued)	This year, Telstra planned to start building a $3 billion FTTN network. However, Telstra disagreed with the ACCC on the price its competitors should pay for access to the network and, as a result, Telstra decided not to build the network.	Telstra believes these regulatory risks could therefore have an adverse effect on the returns Telstra can generate for its shareholders and could benefit its competitors.

Mandated access to Telstra networks	A key part of Telstra’s transformation strategy involves deploying next generation networks, including its new NEXT G™ wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to this network should be required. Telstra believes such compulsory competitor access would not be appropriate because of the wide availability of competing wireless networks.	If the ACCC allows competitors to access Telstra’s new NEXT G™ wireless network, this would deprive Telstra of the benefits of the wider coverage of its network and Telstra believes this would materially adversely affect its business and shareholder returns, including dividends. This may undermine Telstra’s commercial incentives to continue to invest in the NEXT G™ wireless network, for example, to increase data speeds.

Conduct regulation	Telstra and the ACCC differ in critical instances in their views of what amounts to anti-competitive conduct in breach of the Trade Practices Act. For example, the ACCC has stated it has reason to believe that Telstra, by raising its basic access prices to competitors without a similar increase in retail prices, has engaged in anti-competitive conduct. In Telstra’s view, an increase in access prices to allow a greater recovery of its costs is not anti-competitive conduct.

The ACCC may take Telstra to the Federal Court for this alleged breach. The maximum potential penalties which the Court could impose exceed $470 million as at 30 September 2006 and are increasing at $3 million per day. Optus has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. Telstra will vigorously defend the proceedings on the basis that it has not acted anti-competitively and should be allowed to move its prices closer to its costs.	The ACCC may in future reach the view that other Telstra conduct is a breach of the Trade Practices Act. For example, a refusal by Telstra to supply services to its competitors for what Telstra believes to be normal commercial reasons may in the ACCC’s view be a breach of the Act.

Telstra believes that, should the ACCC allege anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have Telstra modify what Telstra believes to be normal commercial behaviour.

Wide regulatory discretion	The Minister for Communications has a broad power to impose and vary licence conditions on Telstra. For example, the requirement to operate separate retail, wholesale and network business units (operational separation) places an additional burden on Telstra with many restrictions imposed on the way it runs its business. In addition, Telstra is subject to retail price controls and is obliged to make certain uneconomic services available in rural and remote areas, without receiving what in Telstra’s opinion is a fair contribution to its costs from its competitors.	The real risk with operational separation, in Telstra’s opinion, lies in the power of the Minister to determine the way Telstra conducts its business by directing it to vary its operational separation plan, subject to the aims and objects of the legislation which are very broad.

These regulatory discretions could in Telstra’s opinion be used with a significant adverse effect on Telstra.
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4. Risk Factors (continued)
4.2 Transformation strategy risks
Telstra may not succeed in implementing its transformation strategy or the strategy may not achieve the expected benefits.
Telstra has invested substantial capital and resources in the development, streamlining and modernisation of its networks and systems and has embarked on a substantial transformation of Telstra. However, Telstra may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. Further, transformation may not be an adequate solution to the ever present operational, competitive and technological risks.

Issue	Description	Risk Impact

Scale of transformation	The transformation strategy impacts all of Telstra’s businesses, key systems and processes. It represents a complex and fundamental change in the way Telstra does business and requires large-scale customer migration as old networks and systems are replaced. Telstra’s transformation strategy is, in Telstra management’s view, the most comprehensive of any telecommunications company worldwide. Much of the new technology to be used in the transformation has not been deployed on a similar scale before and the timetable for implementation is aggressive. The next generation technologies which Telstra is deploying span its fixed line and NEXT G™ wireless networks and IT systems and processes. Other than NEXT G™, Telstra is still in the early stages of rolling out these technologies. The transformation program is very costly and has resulted in significant declines in Telstra’s earnings and cash flow available for reinvestment or the payment of dividends.

The IT component of the transformation is the most complex and highest risk element of the plan and is in the early stages of implementation.

There is a significant risk that Telstra may not be successful in the implementation of its transformation strategy and in restoring earnings and cash flows to the level that existed when the transformation commenced.	The expected benefits of Telstra’s transformation strategy may not be achieved or may be delayed, with a risk that Telstra will lose market share and profitability. If the transformation is not successful, there may be a significant reduction in shareholder returns including dividends. Telstra faces other risks in executing its transformation including:

■   Telstra’s new technologies and network and IT support systems do not function as anticipated;

■   customer take-up and migration to new products and services, for example Telstra’s recently launched NEXT G™ network, may be significantly less than planned and customers may not be willing to pay for some of the value-added services;

■   the migration of Telstra’s CDMA subscribers may take longer than expected, leading to significant additional costs for Telstra;

■   key vendors, on which Telstra is dependent, may not perform as expected;

■   extended delays and other execution problems may occur in implementation of its transformation strategy;

■   competitors may in time offer similar services and capabilities; and

■   Telstra’s actual capital and operating costs may turn out to be substantially greater than those budgeted.

Key personnel	The success of Telstra’s transformation strategy is highly dependent on key personnel at Telstra. Telstra’s CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise.	A loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on Telstra’s ability to achieve the transformation strategy and consequently on Telstra’s shareholder returns, including dividends. Also, there is a risk that if the CEO were to leave Telstra one or more of the overseas executives he has recruited may also leave.

Retaining and attracting skilled and experienced people	As technology evolves Telstra will need to attract, retain and train its workforce.	Relevant skills are in short supply worldwide. This could impact Telstra’s ability to remain competitive.
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4.3 Market and operating risks
Aside from the regulatory and transformation risks, Telstra faces general market and operating risks. These risks may arise from changes in economic conditions both in Australia and the world, actions by Telstra’s competitors and changing consumer trends.

Issue	Description	Risk Impact

Continued decline in high margin fixed line products and services	Telstra’s traditional fixed line (or PSTN) revenues declined by 6.7% in financial year 2006. This decline will continue and may accelerate because of increasing competition, substantial regulatory impacts and the continued development of technologies that are able to offer increasingly viable alternatives to Telstra’s PSTN services – such as mobiles and broadband services.PSTN revenues comprise a significant portion of Telstra’s revenues and provide high margins and strong cash flows that enable it to invest in and develop its business.	If Telstra is unable to arrest the rate of decline, manage costs and grow alternative revenue sources in newer lower-margin products and services such as mobiles and broadband, Telstra’s earnings and shareholder returns, including dividends, could be materially adversely affected.

Rapid technology change and convergence of traditional telecommunications markets	Rapid changes in telecommunications and IT are continuing to redefine the markets in which Telstra operates. These changes are likely to broaden the range and capabilities and reduce the costs of infrastructure capable of delivering these products and services, leading to greater competition. Telstra is responding through the modernisation of its networks and systems, including the deployment of the NEXT G™ network.	Future technology and market changes may create the need for other network and system changes at considerable cost to Telstra.

Competition	Although the overall Australian telecommunications market has experienced growth, Telstra has lost substantial market share in some key markets as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. As a result, Telstra has lowered the prices of its products and services. Telstra has also implemented strategies to better understand its customers and concentrated on delivering new and better products and services to remain competitive.

The Government has announced Connect Australia, a $1.1 billion scheme to subsidise the building of infrastructure and the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas.

	Separately, nine of Telstra’s competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers.	Telstra expects vigorous competition, including price- and facilities-based competition, to continue or accelerate with competitors marketing aggressively to its high-value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on Telstra’s financial results.

Joint investments	Telstra is in joint control of some of its businesses like FOXTEL, REACH, its 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL New World and SouFun.	Certain key matters in these businesses require the agreement of Telstra’s partners. Any disputes or disagreements from time to time with its partners may negatively affect Telstra’s ability to pursue its business strategies.
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4. Risk Factors (continued)

Issue	Description	Risk Impact

Network and system failures	Telstra’s networks are vulnerable to extreme weather, cable cuts and intentional wrongdoing. Hardware or software failures and computer viruses could also affect the quality of its services. Major customer requirements could be in excess of Telstra’s capacity to supply.	Any of these occurrences could result in customer dissatisfaction and compensation claims as well as reduced revenue and earnings.

Electromagnetic Energy (EME)	Reports have suggested that EME emissions from wireless equipment may have adverse health consequences. However, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards.	Any widespread perception of EME risks may adversely affect Telstra’s wireless business.
4.4 Investment and other risks

Issue	Description	Risk Impact

New director sought by the Commonwealth	There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.

Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Offer at which time the Commonwealth will still own 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the AGM and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.

Mr Cousins was a part-time consultant to the Prime Minister for 9 years resigning upon his nomination for the Board.	The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.

However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
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Issue	Description	Risk Impact

New director sought by the Commonwealth (continued)	The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see section 5.7 ‘Future Fund’). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.

The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Notice of Meeting for the AGM, the Board did not recommend that shareholders vote in favour of Mr Cousins.

To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
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4. Risk Factors (continued)

Issue	Description	Risk Impact

Lower level of dividends	The Board’s current intention is to declare dividends totalling 28c per share fully franked for the 2007 financial year, subject to Telstra continuing to be successful in implementing its transformation strategy and there being no further material adverse regulatory outcomes during the course of the year.	There is a risk that if Telstra is unsuccessful in implementing its transformation strategy or there are material adverse regulatory or other outcomes, the amount of dividends in any year may be reduced or not fully franked which would negatively affect yield.

Future Fund as a substantial shareholder	The Commonwealth will transfer its unsold Telstra shares to the Future Fund. The Future Fund will have a substantial shareholding in Telstra which, after a 2 year escrow period, it will be required to sell down over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued share capital).

The Finance Minister may also issue ministerial directions to the Future Fund Board in relation to Telstra shares held by the Future Fund, including specifying how voting rights relating to the shares are exercised.	A sale or anticipated sale by the Future Fund of Telstra shares could reduce the price of Telstra shares, and could negatively impact the timing and effectiveness of capital raising activities, with an adverse impact on Telstra’s cost of capital.

Whilst the Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the subsequent sell-down), a future Government might take a different approach, using the directions power to vote the shares held by the Future Fund to pursue Government objectives.

There is also a risk that the interests of the Future Fund and /or the Commonwealth may not be aligned with the interests of other shareholders, and the Future Fund could take actions that are not in the best interests of Telstra’s other shareholders.

Instalment receipts and market risk	Several factors, many of which are beyond the control of Telstra, may affect the price of the instalment receipts and the underlying shares, including overall economic conditions, changes in government policies, movement in interest rates and stock markets and general operational and business risks relating to Telstra and investor perception of the success of the transformation strategy.	The price at which instalment receipts trade may be higher or lower than the amount of the first instalment. In addition, the price of Telstra shares following payment of the final instalment may be less than the total price you paid for them.

Instalment receipts may trade at a price reflecting a premium or discount to the price of fully-paid Telstra shares

The partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
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5. Additional information
5.1 Materials in the Appendix
The following is an indication of the materials contained in the Appendix:
■	Interests of and benefits to Directors required to be disclosed by the Corporations Act, including their interests in the Offer
■	Interests of named advisers and experts required to be disclosed by the Corporations Act, including benefits given or agreed to be given for their services in connection with the Offer
■	Consents given by certain persons named in the Prospectus to be so named and disclaimer

■	Telstra’s expenses relating to the Offer which the Commonwealth has agreed to reimburse
■	Further information about the Institutional Offer, including bidding in the global bookbuild, the Institutional Offer allocation policy and setting of the final price in the Institutional Offer
■	Entitlement of nominee and Telstra ESOP holders under the Shareholder Entitlement Offer

■	Principal ASIC relief including confirmations of, modifications to and exemptions from the Corporations Act in connection to the Offer

■	Principal ASX waivers and confirmations in respect of the ASX Listing Rules
■	Quotation application and agreement between the Trustee and ASX under which the Trustee will apply for quotation of the instalment receipts on ASX and comply with certain ASX requirements
■	Description of the Telstra shares and constitution, including the rights attached to shares and a summary of Telstra’s constitution proposed to be adopted at its annual general meeting on 14 November 2006
■	Description of the instalment receipts and Trust Deed, including further detail on the instalment structure, the Prepayment Discount, transferring instalment receipts and rights and obligations attached to instalment receipts
■	Qualifying for the Bonus Loyalty Shares (and for the VWAP-based cap on the final instalment amount described in section 2.4.3 ‘Retail Offer price and payment’ under ‘How much is the final instalment?’), including details of the same registered name requirement and exceptions to it and of arrangements that may apply for selling Bonus Loyalty Shares and paying the proceeds to those entitled if at the relevant time they are resident outside Australia or other legal impediments to delivery of Bonus Loyalty Shares exist
■	Restrictions on foreign ownership in the Telstra Act and related provisions i• Telstra’s constitution and the Trust Deed, including notification, deeming and enforcement provisions, special provisions for transfer among foreign holders and changes to the foreign ownership limits as a consequence of the Offer and transfer of shares to the Future Fund
■	Certain income taxation implications of investment in instalment receipts and shares, including taxation of distributions and dividends and capital gains tax
■	Indemnities and insurance of Telstra directors, officers and employees under Telstra’s constitution, deeds of indemnity Telstra has entered into and policies maintained by Telstra
■	Indemnities provided by the Commonwealth of Australia to Telstra, its directors and certain of its executives in connection with the Offer
You can obtain a copy of the Appendix free of charge from the Telstra 3 Telephone Information Centre or by accessing www.t3shareoffer.com.au
5.2 Telstra’s regular reporting and disclosure obligations
Telstra is a ‘disclosing entity’ for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Telstra to notify ASX of information about specific events and matters as they arise so that ASX can make that information available to the stock market conducted by ASX.
In particular, Telstra has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately as it becomes aware of any information concerning Telstra that a reasonable person would expect to have a material effect on the price or value of Telstra’s securities. Information concerning Telstra which has been notified by Telstra to ASX since 25 September 2006, including the 2006 Supplemental Information, is available free of charge from the Telstra 3 Telephone Information Centre or by accessing www.telstra.com.au/abouttelstra/investor.
Telstra also has other reporting obligations under the ASX Listing Rules under which, for example, it has lodged its 2006 Annual Report and 2006 Annual Review. Copies of Telstra’s 2006 Annual Report and 2006 Annual Review are also available free of charge from the Telstra 3 Telephone Information Centre or by accessing www.t3shareoffer.com.au.
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5. Additional information (continued)
In addition, all documents lodged with ASIC in relation to Telstra may be obtained from ASIC.
To the extent permitted by law, the Commonwealth accepts no liability for information notified to ASX and ASIC by Telstra.
Because Telstra is a disclosing entity, this Prospectus contains less information than would usually be included in a prospectus for an initial public offering of securities which are not currently quoted on a stock exchange.
Investors should conduct and rely on their own investigations and enquiries and make their own assessment of the investment described in this Prospectus. Investors may wish to obtain professional advice before applying for instalment receipts under this Prospectus.
5.3 Commonwealth as shareholder and regulator
The Commonwealth is currently Telstra’s controlling shareholder and has special rights and privileges under the Telstra Act. As a result of the Commonwealth’s current majority shareholding, Telstra has obligations to the Commonwealth under the Telstra Act and other Commonwealth legislation. A summary of the effect of the Offer on those obligations is set out in section 5.5 ‘Effect of the Offer on Telstra’.
The Commonwealth also has responsibility for regulation. The telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications markets and encouraging economically efficient investment in infrastructure. The telecommunications regime supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
Since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the regulatory legislation is settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
5.4 Annual general meeting
Telstra’s annual general meeting will be held on 14 November 2006. The following items of business will be considered at that meeting:
■	Chairman and CEO presentations

■	Remuneration report

■	Discussion of financial statements and reports

■	Election and re-election of directors

■	New constitution
In its notice of annual general meeting, the Board recommends the re-election of the four serving Directors, and does not recommend the election of the five external candidates, including Mr Geoffrey Cousins.
Due to the timing of the Offer, applicants under the Offer will not have the right to attend and vote at Telstra’s annual meeting on 14 November 2006 unless they are existing Telstra shareholders. For further information see section 5.9, ‘Rights of holders and instalment receipts and shareholders’.
At the time of the annual general meeting, the Commonwealth will hold 51.8% of Telstra’s shares. The Commonwealth intends to exercise its voting rights at the forthcoming Annual General Meeting on 14 November 2006 in the following manner:
■	to support the resolution that the remuneration report be adopted;

■	in relation to the election and re-election of directors, to vote for Mr Macek, Dr Stocker, Mr Willcox, Mr Zeglis and Mr Cousins and to vote against Mr Vogt, Mr Mayne, Mr Cooper and Mr Kenos; and

■	to support the special resolution to adopt a new constitution.
5.5 Effect of the Offer on Telstra
The sale of the Commonwealth’s shares in Telstra will have a significant impact on Telstra’s obligations under the Telstra Act. Certain provisions in the Telstra Act and other Commonwealth legislation will cease to have effect or apply to Telstra once the Commonwealth’s ownership of Telstra falls below one of two particular levels. Those two ownership thresholds are below 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following the completion of the Offer will not be considered to be owned by the Commonwealth. This means that these thresholds will be triggered following the Offer.
50 | Telstra 3 Share Offer

The Commonwealth’s ownership of Telstra will fall below 50% on completion of the Offer which is anticipated to be on or about 24 November 2006. As a result of this, Telstra will lose its Australian capital gains tax (CGT) exempt status on assets that it acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Offer may be taxable upon disposal of the asset by Telstra. As Telstra does not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
The legislative consequences of the Commonwealth’s ownership of Telstra falling below 50% are not considered to have a material impact on Telstra but include:
■	Telstra’s employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and

■	Telstra’s auditor, currently the Commonwealth Auditor-General, is expected to resign. The Auditor-General will cease to be Telstra’s auditor on the earlier of his resignation and the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that Telstra shareholders can decide who to appoint as Telstra’s auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament, which maintains coverage for Telstra employees under existing Commonwealth employee long service leave legislation for 3 years after the Commonwealth’s ownership in Telstra falls below 50%.
The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the Offer. This is intended to occur as soon as practicable following the exercise or expiry of the Over-allocation Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
■	Telstra will no longer be subject to certain obligations to provide financial and other information to the Commonwealth;

■	Telstra will no longer be subject to the Communications Minister’s power to direct Telstra (as appears to the Communications Minister to be necessary, in the public interest); and

■	Telstra will no longer be subject to the Finance Minister’s power to direct Telstra not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
Upon completion of the Offer, Telstra expects to no longer have a standing obligation to appear before and provide information to Parliamentary committees.
Telstra will agree that it will not issue, sell, offer to issue or sell, or otherwise dispose of, directly or indirectly, any shares (or securities convertible into shares) for a period of 180 days after the date instalment receipts are first listed on ASX without the prior written consent of the Joint Global Coordinators other than pursuant to or in connection with any employee, executive or agent share option or purchase plans.
Other effects of the Offer on Telstra are described throughout this Prospectus, including in sections 2.8 ‘Future Fund overview’ and 5.7 ‘Future Fund’.
5.6 Capacity to fulfil obligations
The Commonwealth’s principal obligation in relation to the Offer will be to transfer the shares sold under the Offer to the Trustee on settlement of the Offer, expected to occur on 24 November 2006, and to transfer or procure the transfer of Bonus Loyalty Shares to those entitled to them after the Final Instalment Due Date. Prior to settlement of the Offer, first instalment monies will be held in trust for applicants. The Commonwealth will retain sufficient shares to meet Bonus Loyalty Share obligations to applicants in the Retail Offer, and these retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled. The Commonwealth has a number of other obligations under the Trust Deed, including making payments in connection with the administration of the instalment receipt trusts. The Commonwealth has sufficient funds to comply with its obligations in relation to the instalment receipts.
The Trustee will have a number of obligations under the Trust Deed (and the Commonwealth has agreed to meet the costs of fulfilling those obligations), but its most important obligation will be to transfer shares to instalment receipt holders on payment of the final instalment. The Trustee will hold the Telstra shares necessary to fulfil this obligation, transferred to it by the Commonwealth upon settlement, on the terms of the Trust Deed. It will also separately hold for the Commonwealth the shares required to meet Bonus Loyalty Share obligations to applicants in the Retail Offer, as outlined above.
Telstra 3 Share Offer | 51

5. Additional information (continued)
5.7 Future Fund
THE FUTURE FUND
The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is responsible for investment decisions and holds the Future Fund’s investments (for and on behalf of the Commonwealth).
The Future Fund Board is a separate legal entity from the Commonwealth. The members of the Future Fund Board are appointed by the Commonwealth for terms of up to 5 years. Their appointment may only be terminated in certain limited circumstances. The Future Fund Board members are subject to duties similar to those of company directors.
Currently, the Chair of the Future Fund Board is Mr David Murray. Other members of the Future Fund Board are Mr Jeffrey Browne, Ms Susan Doyle, Dr John Mulcahy, Mr Trevor Rowe AM and Mr Brian Watson. There is currently one vacancy on the Future Fund Board.
NO SPECIFIC DIRECTION
The Future Fund Act 2006 (Cth) provides that, subject to its obligations under that Act and any directions from the Commonwealth, the Future Fund Board must seek to maximise the return earned over the long term, consistent with international best practice for institutional investment.
The Government does not intend to issue directions specific to Telstra shares held by the Future Fund Board, other than the escrow direction and changes to the general investment mandate discussed below. However, a future Government may take a different approach.
In the absence of such specific directions, the Future Fund Board may vote the Future Fund’s Telstra shares as it sees fit, subject to complying with the Future Fund’s obligations under the Future Fund Act 2006 (Cth) and the general investment mandate issued by the Government.
ESCROW DIRECTION
On the day that shares are first transferred to the Future Fund, the Finance Minister will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts under the Offer are first listed on ASX except:
■	in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan (if any); or

■	as part of a Telstra capital management initiative (if any), such as a buy-back or capital reduction; or

■	to a single investor, provided that:
☐	the disposal involves more than 3% of Telstra’s issued ordinary shares at the time of the disposal;

☐	the disposal does not take place until at least six months after the date instalment receipts are first listed on ASX;

☐	the investor provides an acceptable undertaking for at least the balance of the escrow period;

☐	the price per share is no less than the Institutional Offer price; and

☐	Telstra is advised prior to such disposal.
After the two year escrow period, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term as directed under the investment mandate. The Government intends that the escrow direction will not be varied or revoked. However, a future Government may take a different approach.
GENERAL INVESTMENT MANDATE
The current investment mandate requires, among other things, that the Future Fund Board adopt a benchmark for returns on the Future Fund of at least an average return of the Consumer Price Index + 4.5% to + 5.5% per annum over the long term.
Prior to the shares being transferred to the Future Fund, the Commonwealth intends to amend the investment mandate.
The revised directions will be consistent with the following principles:
■	after the two year escrow, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued capital);
■	the sell down is to be on a best endeavours basis with a view to optimising the long term value of the Future Fund;
■	the performance of the Future Fund Board’s Telstra shareholding will be assessed and reported separately to the rest of the Fund until the sell-down is complete; and
■	the investment mandate will no longer prohibit the Future Fund Board from purchasing Telstra shares.
The Finance Minister and Treasurer will formally invite the Future Fund Board to make a submission on the revised
52 | Telstra 3 Share Offer

directions to be issued and must consider any submission that the Future Fund Board chooses to make, as consistent with the Future Fund Act 2006 (Cth).
5.8 Obligations of holders of instalment receipts
Your instalment receipts will evidence your beneficial interest in underlying shares. However, the shares themselves will be held by the Trustee in accordance with the Trust Deed. The Trustee will hold the shares on trust for you as the owner of the beneficial interest and for the Commonwealth as the holder of a security interest securing payment, among other things, of the final instalment. After you pay the final instalment by the Final Instalment Due Date in cleared funds, the instalment receipts will be cancelled, the Trustee will transfer the underlying shares to you and you will become the registered holder of the shares. The Commonwealth will no longer have a security interest in them.
If you are allocated instalment receipts and you continue to hold them until 15 May 2008, you become legally bound to pay the final instalment on or by 29 May 2008. Reminder notices will be sent before the final instalment is due. If you sell the instalment receipts, and the transfer is registered by 15 May 2008, the purchaser assumes the liability to pay the final instalment. The last day for ASX transactions in instalment receipts is expected to be around 9 May 2008.
If you do not pay the final instalment on time, you may have to pay interest on the amount due. The Trustee can then sell some or all of the underlying shares relating to your instalment receipts to pay the final instalment (and any related interest, costs, expenses, administration charges, duties and taxes you may owe). If there is any balance from the sale, the Trustee will refund it to you. If there is a deficit, you will be liable to pay the outstanding amount.
5.9 Rights of holders of instalment receipts and shareholders
Holders of instalment receipts will generally have equivalent rights to Telstra shareholders. Both are entitled to receive dividends declared by Telstra, to receive notices, financial reports and other documents required to be sent to shareholders and to attend meetings of shareholders. Shareholders are entitled to vote at such meetings. Holders of instalment receipts may vote at meetings of shareholders by directing the Trustee how to vote the shares underlying their instalment receipts. Due to the timing of the Offer, applicants under the Offer will not receive a notice of meeting and will not have the right to attend and vote at Telstra’s annual general meeting to be held on 14 November 2006, unless they are existing Telstra shareholders. Shareholders are entitled to requisition and convene shareholder meetings if they satisfy certain pre-requisites. Instalment receipt holders may only requisition or convene such meetings if they satisfy similar prerequisites and if they request the Trustee to do so.
While management of Telstra is vested in the Directors, the approval of shareholders is required for certain matters. Shareholders and instalment receipt holders may transfer their shares or instalment receipts subject to the requirements of Telstra’s constitution (in the case of shares), the Trust Deed (in the case of instalment receipts), the Telstra Act, the Corporations Act and the requirements of ASX. If Telstra is wound up, subject to any special rights attached to shares, shareholders are entitled to any surplus assets of Telstra after paid-up capital has been repaid, in proportion to capital paid up or which ought to have been paid up at the commencement of the winding up, on the shares held by them respectively. Any winding up payment made while instalment receipts were on issue would be paid to instalment receipt holders, subject to deduction of the final instalment which would be paid to the Commonwealth.
For further information see section 10 of the Appendix ‘Description of shares and constitution’ and section 11 of the Appendix ‘Description of instalment receipts and Trust Deed’.
5.10 Conditional and deferred settlement trading in instalment receipts
The contract formed on acceptance of your application by the Commonwealth is conditional on settlement under any International Purchase Agreement. While the International Purchase Agreement has not yet been executed, it is expected to include rights of termination. These would include the right of the purchasers to terminate the agreement upon, among other things, certain material adverse developments relating to Telstra, stock markets or banking systems. The International Purchase Agreement is expected to be signed on or about 18 November 2006. Until settlement under any International Purchase Agreement occurs and instalment receipts are issued,
Telstra 3 Share Offer | 53

5. Additional information (continued)
trading in instalment receipts on ASX will be on a conditional basis. Conditional trading in instalment receipts is expected to commence on 20 November 2006. If settlement under any International Purchase Agreement and issue of instalment receipts does not occur within ten business days after the commencement of conditional trading:
■	instalment receipts will not be issued;

■	the contract formed on acceptance of your application will be cancelled;

■	your application monies will be refunded without interest; and

■	all conditional trades that have occurred will be cancelled.
After the issue of instalment receipts there will be a further period of deferred settlement trading until the dispatch of transaction confirmation statements which is expected to occur by 30 November 2006.
It is your responsibility to determine your allocation before trading your instalment receipts to avoid the risk of selling instalment receipts you do not own. To assist you in determining your allocation prior to receipt of your transaction confirmation statement, the Commonwealth will announce the basis of allocation by placing advertisements in the major national and metropolitan newspapers in Australia. This is expected to take place by 20 November 2006. From that date, you may call the Telstra 3 Telephone Information Centre on 1800 18 18 18 or access the Telstra 3 Share Offer website at www.t3shareoffer.com.au to seek information on your allocation, quoting the reference number on your application form. If you sell instalment receipts before you receive confirmation of your allocation, you do so at your own risk.
5.11 Selling instalment receipts
Your instalment receipts and later, your shares, will be registered either on ASX’s Clearing House Electronic Subregister System (CHESS) or an issuer-sponsored subregister. Following the issue of instalment receipts to successful applicants, you will receive a transaction confirmation statement showing how many instalment receipts or shares you hold. This transaction confirmation statement is expected to be dispatched by 30 November 2006 and will also provide details of a HIN (for shareholders on the CHESS sub-register) or the SRN (for shareholders on the issuer-sponsored sub-register) for each of the sponsored holders.
Telstra and the Trustee will apply for the instalment receipts and the underlying shares to be quoted on ASX and have applied for quotation on NZSX. Quotation means that you should be able to sell your instalment receipts, or later when you receive them, your shares. The amount you receive for your instalment receipts or shares will depend on whether there are any buyers, how much they are prepared to pay and any transaction costs involved.
For further information see section 11 of the Appendix ‘Description of instalment receipts and Trust Deed’.
5.12 Over-allocation and market stabilisation
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size or any increased base offer size to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied by acquiring additional instalment receipts from the Commonwealth pursuant to the Over-allocation Option which has been granted by the Commonwealth and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. If the Over-allocation Option is exercised in full and additional instalment receipts are acquired from the Commonwealth, the final number of shares sold by the Commonwealth will increase by 15% of the base offer size or any increased base offer size.
If instalment receipts are over-allocated under the Over-allocation Option, the Joint Global Coordinators will initially borrow instalment receipts from the Commonwealth on settlement of the Offer to facilitate settlement of the instalment receipts so over-allocated. Instalment receipts delivered on settlement of the Offer, under the borrowing and related arrangements, will be delivered under this Prospectus, and it is not intended that there be any later delivery of instalment receipts.
During the 30 day period following the commencement of conditional and deferred settlement trading on ASX, the Joint Global Coordinators may engage in market stabilisation activities by purchasing instalment receipts in accordance with procedures agreed with ASX and ASIC. Such purchases may have the effect of stabilising the secondary market price for instalment receipts in circumstances where the secondary market price is at or below the amount of the first instalment paid by Institutional Investors.
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During this period the Joint Global Coordinators may resell some or all of the instalment receipts so purchased. The resale of instalment receipts may also affect the market price of instalment receipts, although no price constraints apply to these.
There is no guarantee at any time that the market price of instalment receipts will not drop below the first instalment price.
If the Over-allocation Option is exercised, the obligations of the Commonwealth to deliver instalment receipts on exercise will be offset against the Joint Global Coordinators’ obligations to redeliver instalment receipts borrowed from the Commonwealth, and the purchase monies received by the Joint Global Coordinators for the corresponding over-allocated instalment receipts will be released to the Commonwealth. If the Over-allocation Option is not exercised in full, the Joint Global Coordinators will transfer to the Commonwealth instalment receipts purchased in market stabilisation activities which have not been resold, by way of redelivery of instalment receipts borrowed from the Commonwealth.
The Commonwealth will be entitled to receive any profits arising from market stabilisation activities, and also any interest earned on purchase monies held by the Joint Global Coordinators in respect of over-allocated instalment receipts up until the time those purchase monies are released to the Commonwealth.
5.13 Restrictions on foreign ownership
By law:
■	foreign person(s) cannot have, in total, a stake in Telstra of more than 35% of shares held by persons other than the Commonwealth (Aggregate Limit); and

■	no single foreign person can have a stake in more than 5% of shares not held by persons other than the Commonwealth (Individual Limit).
Telstra shares transferred to the Future Fund following the completion of the Offer will not be considered to be held by the Commonwealth for the purposes of these restrictions on foreign ownership.
While the Commonwealth owns 51.8% of Telstra, the Aggregate Limit is effectively 16.87% and the Individual Limit is effectively 2.41% of Telstra’s issued capital. If all of the shares currently held by the Commonwealth are sold or transferred to the Future Fund, the effective Aggregate Limit will be 35% rather than 16.87% and the effective Individual Limit will be 5% rather than 2.41%.
If you are an Australian citizen or are usually resident in Australia, you will generally not be a foreign person for the purposes of these restrictions (but see below if you are investing as a company or a trustee). However, if you are investing on behalf of a foreign person or are under the control of, or accustomed or obliged to act in accordance with the wishes or instructions of, a foreign person, or are acting in concert with a foreign person, that foreign person will be treated as having an interest in your investment and the foreign ownership restrictions will apply to that foreign person and to your investment.
A company or trustee will be a foreign person if:
■	in the case of a company, a foreign person or company and its associates hold an interest in 15% or more of the company or foreign person(s) and/or companies and their associates together hold interests in 40% or more of the company; and

■	in the case of a trustee (other than the Trustee), a foreign person or company and its associates is entitled to 15% or more of the distributions of capital or income from the trust or foreign person(s) and/or companies and their associates together are entitled to distributions of 40% or more of capital or income from the trust.
PROVISION OF INFORMATION ON FOREIGN OWNERSHIP
You are required to provide the Trustee with information as to foreign ownership and it has the power to sell your investment if the foreign ownership limit is breached. The Trustee will publish the rules which will be applied in exercising its powers in relation to foreign ownership. The above description simplifies the foreign ownership provisions of the Telstra Act. If you believe that you, your company or trust may be a foreign person or a foreign person may have an interest in your investment, you should refer to section 13 in the Appendix ‘Restrictions on Foreign Ownership’ and the legislation for the detailed provisions.
5.14 Taxation
A class ruling has been sought from the Australian Taxation Office (ATO) for participants in the Offer. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Prospectus. Whilst it is not anticipated to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling.
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5. Additional information (continued)
The taxation position for a particular investor can be complex. The discussion below may not be applicable to you, for example, if you are a share trader. Further details are also contained in section 14 of the Appendix ‘Taxation’. You should consult a professional adviser about your own taxation circumstances. The discussion below is based on the law in force at the date of this Prospectus and relates only to Australian resident retail investors. It does not deal with the treatment of investors who are not residents of Australia or who are temporarily residents of Australia under Australia’s tax laws.
TAXATION OF DIVIDENDS
Any dividends you receive while you hold instalment receipts will be treated for tax purposes as trust distributions rather than dividend distributions. You may still be eligible for the benefit of any franking credits attached to the dividends, whether they are paid as trust distributions or dividend distributions. Once you become the registered holder of the share after you pay the final instalment, all dividends paid to you by Telstra will be treated for tax purposes in the same way as other dividends. You must generally declare both trust and dividend distributions as part of your assessable income. The ATO requests that this income be shown at the dividend income box of your tax return.
Where the dividend is a franked dividend, the franking credit associated with that dividend may also be included in your assessable income. An offset of tax equivalent to the franking credit (known as a ‘tax offset’) may also be available to you. However, there are circumstances where you may not be entitled to the benefit of franking credits. The application of these rules depends on your own circumstances including the period for which the instalment receipts and shares are held and the extent to which you are ‘at risk’ in relation to your investment.
TAXATION OF CAPITAL GAINS
An investor in the Australian Retail Offer paying the Retail Investor price will acquire:
■	an instalment receipt which is, for capital gains tax purposes, an interest in an Australian trust estate; and

■	a right to be provided in certain circumstances a Bonus Loyalty Share for every 25 instalment receipts held continuously until 15 May 2008 (Loyalty Right).
For capital gains tax purposes the acquisition cost (including the amount of the final instalment) will be apportioned on a reasonable basis between the instalment receipt and the Loyalty Right. Clarification is being sought from the ATO in relation to the allocation of the acquisition costs between the instalment receipt and the Loyalty Right. It is anticipated that this clarification will be made available on the ATO website at: www.ato.gov.au.
DISPOSAL OF INSTALMENT RECEIPTS
If you dispose of an instalment receipt for more than its cost base the gain may be subject to tax. If the instalment receipt has been held for at least 12 months after the date of acquisition, you may be entitled to discount the capital gain arising on disposal of the instalment receipt. Resident individuals and trustees may discount the gain by 50%. Trustees of complying superannuation funds may discount the gain by 33 1/3%. For capital gains tax purposes, the date of acquisition of an instalment receipt acquired under this Prospectus is the date the Commonwealth accepted the application.
If you dispose of an instalment receipt for less than its cost base you may incur a capital loss. A capital loss can only be offset against capital gains.
There may be tax consequences for you if the Trustee has to sell your shares because you do not pay the final instalment.
If you dispose of an instalment receipt prior to 15 May 2008, or if you prepay the final instalment, your Loyalty Right may expire. In that event you will incur a capital loss equal to the cost base of the Loyalty Right. This capital loss can be offset against a capital gain, including a capital gain realised on the disposal of the instalment receipt.
DISPOSAL OF SHARES
If you dispose of a share for more than its cost base the gain may be subject to tax. If the share has been held for at least 12 months after the date of acquisition prior to sale, you may be entitled to discount a capital gain you make on disposal of the share.
If you are provided Bonus Loyalty Shares the cost base of the Loyalty Rights exercised to obtain those shares will form the cost base of the shares. The exercise of the Loyalty Right by the investor will not constitute a disposal of an asset for the purposes of the capital gains tax rules. The acquisition cost (including the amount of the final instalment) will be allocated on a reasonable basis between the Telstra shares held as a result of acquiring the instalment receipts and the Bonus Loyalty Share received as a result of exercising the Loyalty Rights.
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For these purposes, the date of acquisition of a share is:
■	for a share held as a result of an instalment receipt acquired pursuant to this Prospectus – the date the Commonwealth accepts your application to acquire the instalment receipt; and

■	for a Bonus Loyalty Share – on the day you are allocated the Bonus Loyalty Share.
If you sell a share for less than its cost base you may incur a capital loss. A capital loss can only be offset against capital gains.
STAMP DUTY
No stamp duty will be payable by you on the issue of instalment receipts, payment of the first or final instalment, or the transfer of shares to you on payment of the final instalment.
For a more detailed description of the taxation position, please refer to section 14 in the Appendix ‘Taxation’.
5.15 Fees and commissions
Brokers and financial planners (including the Retail Lead Managers) will be entitled to a brokerage fee of 0.75% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications lodged through brokers, including shareholder entitlements but excluding applications under the Firm Offer, and a brokerage fee of 1.25% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications under the Firm Offer.
Commissions will be payable to the Institutional Selling Syndicate in respect of shares allocated to Institutional Investors under the Institutional Offer. In respect of shares allocated to Australian and New Zealand institutions, the relevant syndicate members will be paid collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors. This commission rate will also be paid to participating brokers in respect of allocations made to Retail Investors in relation to successful broker sponsored bids lodged by those brokers on behalf of these Retail Investors. These fees will not constitute part of the commissions payable to the Institutional Selling Syndicate. In respect of shares sold outside Australia and New Zealand, the international syndicate members will receive collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors and a further 0.04% of the amount of the first instalment representing an underwriting fee. The underwriting fee component will not apply to shares that are the subject of the Over-allocation Option and associated stock borrowing arrangements.
For the purposes of calculating the net present value of the total amount payable, the amount of the first instalment plus the discounted amount of the final instalment will be used.
In addition to a capped reimbursement for direct expenses, the Joint Global Coordinators will collectively receive a project management fee of $9 million for acting as consultants to the Commonwealth in connection with the Offer.
5.16 Foreign selling restrictions
No action has been taken to register or qualify the instalment receipts, the underlying shares or the Offer, or otherwise to permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. Neither the instalment receipts nor the underlying shares have been, or will be, registered under the US Securities Act and these securities may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except in accordance with an applicable exemption from the registration requirements of the US Securities Act under Rule 144A and applicable US state securities laws.
The Offer is not an offer or invitation in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus outside Australia and New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
Each applicant in the Retail Offer will be taken to have represented, warranted and agreed as follows (and will be taken to have done so if it makes an application in the Institutional Offer):
■	it is an Australian or New Zealand citizen or resident in Australia or New Zealand, is located in Australia or New Zealand at the time of the application and is not acting for the account or benefit of any person in the United States, a US Person or any other foreign person; and

■	it will not offer or sell the instalment receipts or the underlying shares in the United States or in any other jurisdiction outside Australia or New Zealand or to a US Person, except in transactions exempt from registration under the US Securities Act and in compliance with all applicable laws in the jurisdiction in which such securities are offered and sold.
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5. Additional information (continued)
Each person in Australia and New Zealand to whom the Institutional Offer is made under this Prospectus or the New Zealand Investment Statement (as applicable) will be required to represent, warrant and agree as follows (and will be taken to have done so if it bids in the Institutional Offer):
■	it understands that the instalment receipts and the shares have not been and will not be registered under the US Securities Act and may not be offered, sold or resold in the United States or to a US Person, except in transactions exempt from registration under the US Securities Act;

■	it is not in the United States or a US Person and is not acting for the account or benefit of a US Person; and

■	it is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer or resell in the United States or to a US Person (a) any instalments receipt or shares it acquires in the Offer at any time or (b) any instalment receipts or shares it acquires other than in the Offer until 40 days after the completion of the Offer, in either case other than in a transaction meeting the requirements of Rule 144A under the US Securities Act; provided, however, that the foregoing will not prohibit any sale of instalment receipts or shares in regular way transactions on ASX or NZSX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States.
No person is authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Commonwealth, Telstra, the Joint Global Coordinators or any other person, nor will any such persons have any liability or responsibility for them.
5.17 Minister’s consent
The Finance Minister has given, and has not withdrawn, his consent to the issue of this Prospectus and to its lodgement with ASIC.
5.18 Directors’ consent
Each Director has given, and has not withdrawn, their consent to the issue of this Prospectus and to its lodgement with ASIC.
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6. Glossary

3GSM or 3G	Third Generation Global System for Mobile communications

3GSM 2100	3G GSM technology operating on 2100MHz spectrum

3GSM 850	3G GSM technology operating on 850MHz spectrum

ABN AMRO Rothschild	a joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) and Rothschild Australia Limited (ABN 61 008 591 768)

ACCC	Australian Competition and Consumer Commission

ADSL	Asymmetric Digital Subscriber Line – a broadband technology that provides access to the Internet at fast speeds. ADSL uses data transmission technology that allows high speed data to be carried over everyday copper network phone lines. These data rates can enable the delivery of voice, data and video services

A-IFRS	Australian equivalents to International Financial Reporting Standards

Appendix	the appendix to this Prospectus lodged with ASIC on 9 October 2006

ASIC	Australian Securities and Investments Commission

ASX	Australian Stock Exchange Limited ACN 008 624 691

Board	the board of directors of Telstra

Bonus Loyalty Shares	additional shares to be received by Retail Investors who purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold instalment receipts in the same registered name until 15 May 2008 and pay the final instalment on or by 29 May 2008. For every 25 instalment receipts held 1 Bonus Loyalty Share will be received

broker	any ASX participating organisation or a Market Participant as defined in Section 1 of the NZX Participant Rules

Caliburn Partnership	Caliburn Partnership Pty Ltd

CDMA	Code Division Multiple Access – a mobile standard which provides voice, data, fax and short messaging services

CEO	Telstra’s chief executive officer

Certain Institutional Investors	investors in the Institutional Offer for whom a minimum of 15% of the offer size before any over-allocations has been reserved, being:

■ Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

■ other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

■ investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and

■ Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefit (if any)

CGT	capital gains tax
Telstra 3 Share Offer | 59

6. Glossary (continued)

cheque	cheque, in Australian dollars drawn on an Australian branch of an Australian bank, or money order

CHESS	the Clearing House Electronic Subregister System operated by ASTC, the clearing house for ASX, for the purpose of settling transactions and registering transfers of approved financial products

Closing Date	closing date of the Retail Offer (expected to be 9 November 2006)

Commonwealth	the Commonwealth of Australia and where the context so permits, the Australian Government

Commonwealth’s Business Adviser	Caliburn Partnership Pty Ltd

Communications Minister	the Minister for Communications, Information Technology and the Arts

Concise Financial Report	the concise financial report contained in the Annual Review of Telstra for the year ended 30 June 2006

COO	Telstra’s chief operating officer

Corporations Act	Corporations Act 2001 (Cth)

CSP	Carriage Service Provider – a company that provides carriage services to individuals or organisations

Directors	the directors of Telstra

EBIT	earnings before interest and tax

EBITDA	earnings before interest, tax, depreciation and amortisation

ESOP	Telstra’s Employee Share Ownership Plans, known as TESOP 97 and TESOP 99

Final Instalment Due Date	the date the final instalment amount is due (29 May 2008)

Finance Minister	the Minister for Finance and Administration

financial planner	organisations and individuals which hold an Australian Financial Services Licence issued by ASIC

Financial Report	the consolidated financial report contained in the Annual Report of Telstra for the year ended 30 June 2006

FTTN	fibre to the node – infrastructure that delivers fibre close to the customer premises, including broadband data and potentially television services.

Firm Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by participating brokers and financial planners

Future Fund	the Future Fund Special Account and the investments of the Future Fund established under section 11 of the Future Fund Act 2006 (Cth) and described in section 2.8 ‘Future Fund overview’ and section 5.7 ‘Future Fund’
60 | Telstra 3 Share Offer

Future Fund Board	the Future Fund Board of Guardians established under section 34 of the Future Fund Act 2006 (Cth) and described in section 2.8 ‘Future Fund overview’ and section 5.7 ‘Future Fund’

General Public Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors

Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd

GSM	Global System for Mobile communications

ICT	Information and Communications Technology

Initial Allocation Benefit	the allocation for Institutional Investors who are Telstra shareholders at the close of the Institutional Offer, based on the number of shares held as of the close of the Institutional Offer (adjusted for dealings up to that time – see section 5 of the Appendix ‘Further information about the Institutional Offer’). Australian or New Zealand resident Retail Investors bidding via broker sponsored bids in the Institutional Offer also receive an Initial Allocation Benefit, but reduced by any shares they have applied for in the Shareholder Entitlement Offer

Instalment Receipt and Share Registrar	Link Market Services Limited ACN 083 214 537

Institutional Investor	an investor to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus (or other formality, other than a formality which the Commonwealth and Telstra is willing to comply with), including persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act provided that, if such Institutional Investor is in the United States, it must be a QIB

Institutional Offer	the invitation to Institutional Investors described in section 2.5 ‘Institutional Offer’

Institutional Offering Memorandum	the offer document under which the Institutional Offer to certain Institutional Investors in jurisdictions other than Australia, New Zealand and Japan will be conducted

Institutional Selling Syndicate	ABN AMRO Rothschild; Goldman Sachs JBWere Pty Ltd; UBS AG, Australia Branch; Citigroup Global Markets Pty Limited; Credit Suisse (Australia) Limited; Daiwa Securities SMBC Europe Limited; J.P.Morgan Australia Limited; Lehman Brothers Inc.; Morgan Stanley Dean Witter; Commonwealth Securities Limited and RBC Capital Markets

International Purchase Agreement	an international purchase agreement between the Commonwealth, Telstra and the Joint Global Coordinators, as representatives of the purchasers, expected to be dated on or around 18 November 2006

IP	Internet Protocol — a standard set of rules for the carriage of digital information such as voice, video, data and images across a global network

ISP	Internet Service Provider — a company that connects individuals or organisations to the Internet

Joint Global Coordinators	ABN AMRO Rothschild, Goldman Sachs JBWere and UBS
Telstra 3 Share Offer | 61

6. Glossary (continued)

New Zealand Investment Statement	the investment statement in terms of the Securities Act 1978 (NZ) under which the New Zealand Offer will be made

New Zealand Offer	the part of the Telstra 3 Share Offer made to New Zealand resident investors

NZSX	the main board equity security market operated by the NZX

NZX	New Zealand Exchange Limited

Offer or Telstra 3 Share Offer	the Offer comprises the Retail Offer and the Institutional Offer

Over-allocation Option	the option to over-allocate up to 15% of the base offer size (that is, the offer size before any over- allocations) to Institutional Investors under the Institutional Offer (see section 5.12 ‘Over-allocation and market stabilisation’)

POWL	a public offer without listing in Japan

POWL Minimum Guarantee	a minimum total number of shares that may be reserved for Japanese investors subscribing under the POWL

Prepayment Discount	the discount to be received by holders (other than holders with New Zealand registered addresses) who prepay the final instalment which is calculated based on the Reference Bond Yield as explained in section 2.4.3 ‘Retail Offer price and payment’ under ‘Can I prepay the final instalment?’

Prospectus	this prospectus dated 9 October 2006 relating to the Telstra 3 Share Offer to Australian resident investors

PSTN	Public Switched Telephone Network

QIB	a qualified institutional buyer as defined in Rule 144A

Record Date	13 October 2006

Reference Bond Yield	on a particular date, means the yield to maturity of the benchmark Commonwealth Government bond 8.75% Coupon, maturing 15 August 2008, published on the Reuters monitor system page “RBA28” (or any page which replaces that page) at 4.30 pm on that day

Regulation S	Regulation S under the US Securities Act

Retail Investor	an investor who is not an Institutional Investor

Retail Lead Managers	ABN AMRO Morgans; Bell Potter Securities Limited; Citigroup Wealth Advisors Pty Limited; Commonwealth Securities Limited; ETRADE Australia Securities Limited; Goldman Sachs JBWere Pty Ltd; Ord Minnett Limited; Patersons Securities Limited; SHAW Stockbroking Ltd; UBS Wealth Management Australia Ltd and Wilson HTM Limited

Retail Offer	the invitation to Retail Investors under this Prospectus and the New Zealand Investment Statement, as applicable, comprising the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer

Rule 144A	Rule 144A under the US Securities Act
62 | Telstra 3 share Offer

Shareholder Entitlement Offer	the entitlement under this Prospectus and the New Zealand Investment Statement for Australian and New Zealand resident Retail Investors who are Telstra shareholders at the close of business on the Record Date to receive a guaranteed allocation determined by the number of shares held by the investor subject to a minimum and maximum entitlement

A similar benefit, the Initial Allocation Benefit, will also form part of the Institutional Offer

SSS	spectrum sharing service – allows an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer

Telstra	Telstra Corporation Limited ACN 051 775 556 and/or its controlled entities

Telstra Act	Telstra Corporation Act 1991 (Cth)

Treasurer	the Treasurer of the Commonwealth of Australia

Trustee	Telstra Sale Company Limited ACN 121 986 187

Trust Deed	the Trust Deed dated on or about 8 October 2006 between the Commonwealth and the Trustee

UBS	UBS AG, Australia Branch

ULLS	Unconditioned or Unbundled Local Loop Service – the Local Loop is the copper wire that connects the Telstra exchange in your area to your premises. Telstra is required to provide access to this wire to other operators. Other telecommunications providers can provide customers with their own services – like broadband and the plain old telephone service – by installing their own equipment in Telstra exchanges and connecting to the Local Loop

US Person	‘US person’ as defined in Regulation S of the US Securities Act

US Securities Act	United States Securities Act of 1933, as amended

VoIP	Voice over Internet Protocol

VPN	Virtual Private Network

VWAP	volume weighted average price of Telstra shares traded on ASX. For the purposes of calculating the VWAP, trades which occur other than in the normal course trading on ASX are excluded (i.e. transactions defined in ASX Business Rules as ‘special’, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over shares, any overnight crossings and any other sales which the Commonwealth considers may not fairly reflect natural supply and demand). The VWAP will be rounded to the nearest cent
Telstra 3 Share Offer | 63

7. Directory

Joint Global Coordinators

ABN AMRO Rothschild	Goldman Sachs JBWere Pty Ltd	UBS AG, Australia Branch
Level 29, ABN AMRO Tower	Level 17	Level 25, Governor Phillip Tower
88 Phillip Street	101 Collins Street	1 Farrer Place
Sydney NSW 2000	Melbourne VIC 3000	Sydney NSW 2000

Retail Lead Managers

ABN AMRO Morgans	Bell Potter Securities Limited	Citigroup Wealth Advisors Pty Limited
Level 29, Riverside Centre	Level 29	Citigroup Centre
123 Eagle Street	101 Collins Street	2 Park Street
Brisbane QLD 4000	Melbourne VIC 3000	Sydney NSW 2000

Commonwealth Securities Limited	ETRADE Australia Securities Limited	Goldman Sachs JBWere Pty Ltd
Level 18	Level 7	Level 17
363 George Street	10 Bridge Street	101 Collins Street
Sydney NSW 2000	Sydney NSW 2000	Melbourne VIC 3000

Ord Minnett Limited	Patersons Securities Limited	SHAW Stockbroking Ltd
Level 8, NAB House	Level 23, Exchange Plaza	Level 16
255 George Street	2 The Esplanade	60 Castlereagh Street
Sydney NSW 2000	Perth WA 6000	Sydney NSW 2000

UBS Wealth Management Australia Ltd	Wilson HTM Limited
Level 27, Governor Phillip Tower	Level 38, Riparian Plaza
1 Farrer Place	71 Eagle Street
Sydney NSW 2000	Brisbane QLD 4000

Co-Lead Managers

Citigroup Global Markets	Credit Suisse (Australia) Limited	Daiwa Securities SMBC
Australia Pty Limited	Level 31, Gateway	Europe Limited
Citigroup Centre	1 Macquarie Place	5 King William Street
2 Park Street	Sydney NSW 2000	London EC4N 7AX
Sydney NSW 2000		United Kingdom

J.P. Morgan Australia Limited	Lehman Brothers Inc.	Morgan Stanley Dean Witter
Level 32	745 Seventh Avenue	Australia Securities Limited
225 George Street	New York, New York	Level 38, The Chifley Tower
Sydney NSW 2000	10019	2 Chifley Square
	USA	Sydney NSW 2000

Co-Managers

Commonwealth Securities Limited	RBC Capital Markets
Level 18	Level 46, Citigroup Centre
363 George Street	2 Park Street
Sydney NSW 2000	Sydney NSW 2000
64 | Telstra 3 Share Offer

The Commonwealth of Australia

Department of Finance and Administration
John Gorton Building
King Edward Terrace
Parkes ACT 2600

Telstra Corporation Limited

Registered Office:
Level 41
242 Exhibition Street
Melbourne VIC 3000

Company Secretary: Douglas Gration

Legal Advisers

To the Commonwealth	To Telstra	To the Joint Global Coordinators
Freehills	Mallesons Stephen Jaques	Allens Arthur Robinson
MLC Centre	Level 50, Bourke Place	Level 28, Deutsche Bank Place
19 Martin Place	600 Bourke Street	Corner Hunter and Phillip Streets
Sydney NSW 2000	Melbourne VIC 3000	Sydney NSW 2000

Business Advisers

To the Commonwealth	To Telstra
Caliburn Partnership	Carnegie Wylie & Company	Merrill Lynch International
Level 34, The Chifley Tower	Level 33	(Australia) Limited
2 Chifley Square	101 Collins Street	Level 38, Governor Phillip Tower
Sydney NSW 2000	Melbourne VIC 3000	1 Farrer Place, Sydney NSW 2000

Accounting Adviser

PricewaterhouseCoopers Securities Ltd
Freshwater Place, 2 Southbank Boulevard
Southbank VIC 3006

Instalment Receipt and Share Registrar

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

The Trustee

Telstra Sale Company Limited
c/- Maxim Chartered Accountants
6 Oxley Street
Griffith ACT 2603

9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Share Offer Prospectus
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

PROSPECTUS
Share in the future

Telstra Corporation Limited ABN 33 051 775 556 This Prospectus contains information about the sale by the Commonwealth of shares in Telstra (the Telstra 3 Share Offer or the Offer). Payment for Telstra shares purchased under the Offer will be in two instalments and, until you pay the fi nal instalment, your interest in Telstra shares will be in the form of instalment receipts. You should read this Prospectus carefully before you decide whether to participate in the Offer. If you wish to apply for shares, you must either apply through the Telstra 3 Share Offer website (www.t3shareoffer.com.au) or complete, sign and lodge an application form which is attached to or accompanies this Prospectus. Detailed instructions on how to complete the application form are set out in ‘Application Instructions’ in this Prospectus. You can fi nd more information about Telstra and the Offer as set out below:
Subject Document Where found About Telstra n 2006 Annual Report[1] Telstra website at n 2006 Annual Review[1] www.telstra.com.au/abouttelstra/investor or
n 2006 Supplemental Telstra 3 Telephone Information Centre Information[1,2] on 1800 18 18 18*
n Telstra’s ASX continuous disclosure releases since 25 September 2006[1]
About the Offer Appendix[3] Telstra 3 Share Offer website at www.t3shareoffer.com.au or
Telstra 3 Telephone Information Centre on 1800 18 18 18*
1 This material was prepared by Telstra. It does not form part of, and is not incorporated by reference into, this Prospectus. The 2006 Annual Report and Annual Review have been sent to Telstra shareholders who elected to receive one or both of these documents.
2 This material has been provided by Telstra to ASX under its continuous disclosure obligations. It contains additional information relating to Telstra, including detailed descriptions of Telstra’s business, operating and financial matters and discussion of Telstra’s prospects, the applicable regulatory regime, risks faced by Telstra, its competitive environment and signifi cant legal proceedings.
3 Some of the information in this Prospectus is dealt with in more detail in a separate appendix (the Appendix). The material in the Appendix is identified in section 5.1 ‘Materials in the Appendix’ and is of a type that the Commonwealth and Telstra believe to be primarily of interest to professional advisers, Institutional Investors and to investors with similar specialist information needs.
However, if you consider that the information in the Appendix might assist you in making your investment decision, you should obtain a copy of the Appendix and/or consult a broker or financial adviser.
* A free call from most fi xed phones and Telstra operated payphones. Calls made from a mobile phone are subject to additional charges from your mobile phone service provider.
The above documents are available free of charge.
The Prospectus is available in Braille, large print and on audio CD. For a copy in any of these formats please call the Telstra 3 Telephone Information Centre on 1800 18 18 18. Alternatively, an electronic version of the Prospectus can be accessed on the Telstra 3 Share Offer website at www.t3shareoffer.com.au. This website also offers the Prospectus in large print, Rich Text File, HTML and MP3 audio formats.

Important dates and summary financial information	3

Letter from the Minister for Finance and Administration	4

Letter from the Telstra Chairman	5

Key investment highlights and risks	6

Telstra’s business, strategy and transformation plan, highlights of the Offer and the key risks of investing in Telstra

1. Key questions & answers	12

Summary answers to questions you might have about the Offer and where you can find further information

2. The Telstra 3 Share Offer	17

The structure of the Offer and how to apply, the price payable for shares, a description of the instalment receipts, Bonus Loyalty Shares, the Prepayment Discount and the Future Fund

3. Overview of Telstra	27

Overview of Telstra’s business, strategy and transformation plan, outlook, dividends, selected historical financial information and organisational structure

4. Risk factors	42

Risk factors which apply to an investment in Telstra

5. Additional information	49

6. Glossary	59

7. Directory	64
Telstra 3 Share Offer | 1

Important notices
The Offer in Australia is made through this Prospectus, which incorporates by reference the Appendix. The Offer in New Zealand is made through the New Zealand Investment Statement which is accompanied by this Prospectus. The Offer to certain Institutional Investors in other jurisdictions is made through the Institutional Offering Memorandum. No document other than these documents may be used in the various jurisdictions to conduct the Offer.
This Prospectus and the Appendix were lodged with ASIC on 9 October 2006 and are dated 9 October 2006.
Telstra is a ‘disclosing entity’ for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. Copies of documents lodged with ASIC in relation to Telstra may be obtained from, or inspected at, an ASIC office.
None of ASIC, ASX and NZX and their officers take any responsibility for the contents of this Prospectus or the Appendix or the merits of the investment to which this Prospectus relates. The fact that ASX and NZSX have quoted the shares of Telstra, and may quote the instalment receipts, is not to be taken in any way as an indication of the merits of the instalment receipts, the shares or Telstra.
No securities will be issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus.
This Prospectus does not constitute an offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the instalment receipts, the shares or the Offer, or to otherwise permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus outside Australia and New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
Neither the instalment receipts nor the underlying shares have been or will be registered under the US Securities Act and those securities may not be offered or sold in the United States or for the account or benefit of US Persons except to QIBs in transactions exempt from the registration requirements of the US Securities Act in accordance with Rule 144A and applicable US state securities laws.
The Commonwealth reserves the right not to proceed with the Offer at any time before the acceptance of applications to purchase the shares, in which case all application monies will be returned to applicants without interest.
This Prospectus is available to Australian and, accompanied by the New Zealand Investment Statement, New Zealand investors in electronic form by accessing the Telstra 3 Share Offer website at www.t3shareoffer.com.au. The Offer constituted by this Prospectus and, in the case of New Zealand investors, the New Zealand Investment Statement, in electronic form is available only to persons in Australia and New Zealand. Persons having received a copy of this Prospectus and the New Zealand Investment Statement in its electronic form may, during the period of the Offer, obtain a paper copy of the Prospectus and New Zealand Investment Statement (free of charge) by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 in Australia or 0800 699 019 in New Zealand. Applications for shares made by Australian investors may only be made on the application form attached to or accompanying this Prospectus or in its online copy form as downloaded in its entirety from www.t3shareoffer.com.au. The Corporations Act prohibits any person from passing on to another person the application form unless it is attached to or accompanies a hard copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.
During the course of the Offer, the Commonwealth and Telstra may provide information about any significant new development relevant to the Offer through newspaper advertisements or by disclosure to ASX.
ASIC has granted relief to permit the publication of any supplementary prospectus which may be necessary by means of an advertisement placed in at least two daily newspapers circulating generally throughout Australia and a daily newspaper circulating generally in each state and territory of Australia. A copy of any supplementary prospectus will also be made available during the Offer on the Telstra 3 Share Offer website at www.t3shareoffer.com.au.
Certain terms in this Prospectus have defined meanings that are set out in the Glossary.
The Prospectus and the Appendix contain general information only. The Prospectus and the Appendix do not take into account your objectives, financial situation or needs. You should consider whether an investment in Telstra shares is appropriate having regard to those matters. You should consider the Prospectus and Appendix in full before making any decision to acquire Telstra shares.
If you have any queries about whether to participate in the Offer, you should consult a broker or financial adviser.
If you have any questions about how to participate in the Offer, you should access www.t3shareoffer.com.au or call the Telstra 3 Telephone Information Centre on 1800 18 18 18.
Forward looking information:
Cautionary statement
Some of the information contained in this Prospectus may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘expect’, ‘anticipate’, ‘estimate’, ‘continue’, ‘plan’, ‘intend’, ‘believe’, ‘objectives’, ‘outlook’, ‘guidance’ or other similar words, including Telstra’s strategic management objectives in section 3.4 ‘Transformation strategy’ and outlook for financial year 2007 in section 3.5 ‘Outlook’. These statements discuss future objectives or expectations concerning results of operations or of financial condition or provide other forward-looking information. Telstra’s actual results, performance or achievements could be significantly different from the results or objectives expressed in, or implied by, those forward-looking statements. This Prospectus details some important factors that could cause Telstra’s actual results to differ materially from the forward-looking statements made in this Prospectus. Given the risks, uncertainties and other factors, you should not place undue reliance on any forward-looking statement, which speaks only as of the date of this Prospectus.
2 | Telstra 3 Share Offer

Important dates and summary financial information
Important dates

Prospectus date	Monday 9 October 2006

Record Date for Shareholder Entitlement Offer	Friday 13 October 2006

Retail Offer opens	Monday 23 October 2006

Retail Offer closes	4.00pm (local time),
Thursday 9 November 2006

Institutional Offer opens	Wednesday 15 November 2006

Institutional Offer closes	Friday 17 November 2006

Final instalment amount and basis of allocation announced by	Monday 20 November 2006

Conditional and deferred settlement trading of instalment receipts expected to commence on ASX	Monday 20 November 2006

Institutional Offer settlement	Friday 24 November 2006

Instalment receipt transaction confirmation statements expected to be dispatched by	Thursday 30 November 2006

Normal settlement trading of instalment receipts expected to commence on ASX	Friday 1 December 2006

Last date for payment of final instalment (Final Instalment Due Date)	Thursday 29 May 2008

If you wish to apply for shares, you are encouraged to do so as soon as possible. The Commonwealth has the right to change these dates, other than the Final Instalment Due Date, including closing early or extending the Offer, or any component of the Offer, without prior notice, or otherwise vary the terms of the Offer, either generally or in particular cases.
Summary financial information1

	Telstra Group
	Year ended 30 June
	2006	2005
	A$m	A$m
Revenue (excluding finance income)	22,772	22,181
EBITDA	9,584	10,464
EBIT	5,497	6,935
Free cash flow[2]	4,550	5,194

	cents	cents
Basic earnings per share	25.7	34.7
Total dividends declared per share[3]	34.0	40.0

1	Summary financial information has been derived from Telstra’s 2006 audited Financial Report and has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). Further financial information is included in section 3.9 ‘Historical financial information’.

2	Cash from operating activities less cash used in investing activities.

3	The dividends declared include special dividends of 6.0 cents for 2006 and 12.0 cents for 2005 as disclosed in note 4 of Telstra’s 2006 audited Financial Report (page 143 of Telstra’s 2006 Annual Report) and note 4 of the audited Concise Financial Report (page 69 of Telstra’s 2006 Annual Review).
Telstra 3 Share Offer | 3

Letter from the Minister for Finance and Administration
SENATOR THE HON NICK MINCHIN
Minister for Finance and Administration
Leader of the Government in the Senate
Dear Investor
On behalf of the Australian Government I am delighted to offer you the opportunity to participate in the Telstra 3 Share Offer, which involves a public offer of Telstra shares to retail and institutional investors.
This offer gives all Australians, including existing Telstra shareholders, an opportunity to participate in the transformation of Telstra.
The offer will be made by way of instalment receipts, meaning successful applicants will pay for their shares in two instalments over eighteen months but will receive the full amount of any dividends paid by Telstra during this time. In addition, the price paid by Australian retail investors will be at a discount to that paid by institutional investors.
Potential investors should be aware that the value of instalment receipts and shares fluctuate and may result in a market price that is lower than the price paid for their instalment receipts. The value of an investment in Telstra is not guaranteed by the Commonwealth. You should read this Prospectus carefully before you make your investment decision. You may wish to seek the advice of a broker or financial adviser if you are unsure about whether to invest in the Telstra 3 Share Offer.
The Australian Government is committed to promoting a competitive telecommunications industry for the benefit of all consumers and has in place an appropriate telecommunications regime to facilitate this outcome.
Telstra shares not transferred under the Telstra 3 Share Offer will be transferred by the Commonwealth to the Future Fund — an investment fund established to strengthen the Commonwealth’s finances over the long term by providing for unfunded superannuation liabilities. It is the Australian Government’s intention that the Future Fund will manage its Telstra shareholding at arm’s length from Government and, after an escrow period of two years, will be required to sell down the shares over time and reinvest the proceeds. In accordance with this policy, the Government does not intend to direct the voting of Telstra shares held by the Future Fund. In this way, the Australian Government will resolve its conflict of interest as both regulator and majority shareholder of Telstra.
The Telstra 3 Share Offer provides a unique opportunity for all Australians to share in the future of Australia’s largest telecommunications company and I am pleased to invite you to participate.
Yours sincerely
Nick Minchin
4 | Telstra 3 Share Offer

Letter from the Telstra Chairman

Office of the Chairman
Dear Investor
The Board and management of Telstra welcome the Telstra 3 Share Offer. It is an opportunity for Australians to invest in Australia’s leading and only truly integrated telecommunications company at a time when Telstra has embarked on a transformation strategy to create the ‘new Telstra’ with the aim of improving long-term shareholder value.
The Telstra 3 Share Offer comes at a time of major and much needed change for Telstra. We are almost one year into our fi ve year strategy to transform Telstra, to make it deliver value for our shareholders and customers. The transformation includes significant cultural change, building next generation networks to support a growing demand for IP-based services and simplifying IT systems.
Through these major changes, we have created a “one factory” approach to Telstra’s operations, with the aim of doing for our customers what no-one else has done: create a world of “1-click, 1-touch, 1-button, 1-screen, 1-step” solutions that are simple, easy and valued by all our customers - individuals, businesses, enterprises and government.
If we achieve our aim, and we are committed to that end, we believe we will deliver shareholder value in the longer term. But investors need to understand that there are significant costs and risks involved in undertaking such an immense exercise and that, in the early years, transformation significantly reduces our earnings and cash flow. For our plan to succeed, we must incur those costs, reinvest in the business and take those risks now.
We also face significant risks that are outside our control. It’s well known that we are critical of the current telecommunications regulatory regime. That regime significantly diminishes shareholder value by increasing Telstra’s costs and reducing our opportunity to earn revenue and grow. We face regulatory risks in our business which have had, and we expect will continue to have, substantial adverse effects on our operations and financial performance. In addressing these risks, we will continue to pursue appropriate legal means to reach the best outcome for shareholders.
Our absolute priority is the focused execution of our transformation strategy. We are on track with the transformation, on budget and on time. And we are delighted to be able to report that Telstra’s NEXT G™ nationwide wireless broadband network was launched on 6 October 2006.
Telstra’s Board and management firmly believe our strategy for Telstra is correct and are committed to managing the risks and costs associated with its implementation and ongoing regulatory risks. But we want all our investors to take the time to understand our blueprint for change, what is involved in delivering it, and the regulatory environment in which we do business. So, you should read this Prospectus, and other publicly available information on Telstra, carefully before you decide to invest in the future of Telstra.
If you do, then we will be delighted to welcome you as a Telstra shareholder.
Yours sincerely
Donald G McGauchie AO
Chairman
Telstra 3 Share Offer | 5

Key investment highlights and risks

Australia's leading communications company

Telstra market share[1]

Telstra

Fixed Line

75%
72%
71%
'04
'05
'06

#1 in Basic Access Lines

NEXT G NETWORK

Mobile

46%
45%
43%
'04
'05
'06

#1 in Mobile (Subscribers)[2]

BIGPOND

Broadband

41%
41%
44%
'04
'05
'06

#1 in Broadband (Subscribers)

sensis Yellow

Advertising, Search & Directories

13%
13%
Not Available
'04
'05
'06

A strong position in Media Advertising (Expenditure)

FOXTEL

Pay TV

(through 50% ownership of Foxtel)

58%
60%
60%
'04
'05
'06

#1 in Subscription TV (Subscribers)

6 | Telstra 3 Share Offer

Key investment highlights and risks Australia’s leading communications company
Telstra market share[1] 75% 72% 71% Fixed Line ‘04 ‘05 ‘06
#1 in Basic Access Lines Mobile 46% 45% 43% ‘04 ‘05 ‘06
#1 in Mobile (Subscribers)[2] Broadband 44% 41% 41% ‘04 ‘05 ‘06
#1 in Broadband (Subscribers) Advertising, Search & 13% 13% Not Available Directories ‘04 ‘05 ‘06
A strong position in Media Advertising (Expenditure)
Pay TV 58% 60% 60%
(through 50% ownership of Foxtel) ‘04 ‘05 ‘06
#1 in Subscription TV (Subscribers)
1 Telstra estimates as at 30 June for retail market share other than Sensis market share which is at 31 December.
2 Market share based on mobile operator data at 30 June.
Note: FOXTEL trademarks are used under licence by FOXTEL Management Pty Ltd The ‘new Telstra’
6 | Telstra 3 Share Offer

The landscape in which Telstra operates has changed dramatically over recent years
n Evolving industry trends, competition and regulatory outcomes have put pressure on Telstra’s revenues and earnings
n Although the telecommunications market has grown, Telstra has lost market share in a number of its traditional key markets. A fundamental change to Telstra is needed
In response, Telstra is implementing a company-wide transformation plan to manage these trends and improve its performance
n A new chief executive offi cer, Sol Trujillo, commenced on 1 July 2005
n Sol and his senior management team have extensive experience in highly competitive telecommunications markets across the world, including in the USA and Europe
n After a comprehensive internal review, Telstra’s transformation plan was announced on 15 November 2005
The plan to bring about the ‘new Telstra’ is: n Bold and focused across all of Telstra’s operations n Aimed at growing revenues from new products and services and taking out costs n Focused on delivering long-term shareholder value
Telstra’s transformation plan is on track, on budget and on time n The transformation is a fi ve year plan which commenced in November 2005
n While some improvement has already been evident in the second half of financial year 2006, the majority of the benefi ts from the plan are targeted in financial year 2008 and onwards
n Costs and capital expenditure for the plan are expected to peak in financial year 2007 Telstra’s transformation plan and improvement of shareholder value are subject to: n Regulatory risks n Implementation, technology, vendor and people risks n Market and operating risks in a competitive and dynamic market
Telstra 3 Share Offer | 7

Key investment highlights and risks Telstra is committed to delivering a bold transformation plan...
creating a world of 1-click, 1-screen, 1-step
Focusing on customers Building Australia’s next generation communications network Deploying NEXT G™, a national wireless broadband network
Simplifying systems Transforming culture
8 | Telstra 3 Share Offer

solutions
Telstra is using market based management to create product and service offerings tailored to the needs and lifestyles of its customers Telstra is constructing a state-of-the art IP core network to deliver new, innovative and faster services Telstra has launched NEXT G™ — Australia’s only national 3G network, delivering wireless broadband, new products and unmatched coverage Telstra is working to deliver improved customer experiences and long term cost savings by reducing complexities in its systems Telstra is investing in its employees to be able to better serve customers and create value for shareholders
...focused on delivering long-term shareholder value
Telstra 3 Share Offer | 9

Key investment highlights and risks An attractive offer for retail investors
Instalment receipts
n Pay in two instalments over 18 months while receiving in full any dividends declared during that period
n $ 2.00 first instalment for Australian Retail Investors payable on application
n The final instalment will be announced by 20 November 2006 following an institutional bookbuild and is payable by 29 May 2008
14% fully-franked instalment yield for the first 12 months
n The Telstra Board currently intends to declare 28 cents per share in fully franked dividends for financial year 2007 subject to continued success in implementing the transformation plan and no further material adverse regulatory outcomes during the course of financial year 2007
Australian Retail Investors eligible for an upfront discount and Bonus Loyalty Shares
n Upfront discount — the $2.00 first instalment amount is a 10 cent discount per share to the amount institutions pay
n Bonus Loyalty Shares — if you hold your instalment receipts until 15 May 2008 and pay the final instalment on time, you will receive an additional share for every 25 instalment receipts held
Guaranteed entitlement offer for existing Telstra shareholders[1]
n Telstra shareholders[1] receive a guaranteed entitlement of at least 3,000 shares or, if greater, 1 share for every 2 shares they hold[2] - you can apply for more or less than your guaranteed entitlement
Guaranteed allocations for all other Retail Investors
n Guaranteed allocation of 2,000 shares for all other Retail Investors — you can apply for more or less than your guaranteed allocation
Retail Offer expected to close 4pm local time on Thursday 9 November 2006
1 Available to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006. There is a separate 1 for 2 Initial Allocation Benefi t for Telstra shareholders who are Institutional Investors.
2 Subject to a maximum guaranteed entitlement of 200,000 shares.
10 | Telstra 3 Share Offer

What are the key risks?
Telstra faces signifi cant risks, some of which are detailed below. Refer to section 4 for a more detailed description of these and other risks that could affect Telstra and your investment under the Offer.
Regulatory risks
Telstra is subject to extensive regulation that signifi cantly affects its business. Telstra believes regulation limits its ability to pursue business opportunities and generate returns for shareholders, for example: n the ACCC can require Telstra to provide certain services to competitors using its networks at prices Telstra believes to be below the effi cient costs of providing those services n competitor access, if required by the ACCC, would in Telstra’s view deprive it of many of the benefi ts of the signifi cant expenditure it has made in building new networks such as the recently launched NEXT G™ wireless broadband network
n Telstra and the ACCC differ in critical instances on what constitutes anti-competitive conduct, affecting Telstra’s ability to act in what it believes to be a normal commercial manner n the Commonwealth has a broad discretion to impose additional regulatory obligations on Telstra, such as stricter controls on Telstra’s retail prices or increasing the obligation to make certain uneconomic rural and remote services available without receiving what Telstra believes to be a fair contribution from its competitors
Transformation risks
Telstra’s transformation strategy involves a complex and fundamental change to its businesses, operations, networks and systems and is in Telstra’s view the most comprehensive of any telecommunications company worldwide. Telstra may not be successful in executing this signifi cant undertaking and may not achieve the expected benefi ts. Transformation risks include: n planned technologies and network and IT support systems not functioning as anticipated n cost over-runs or delays in implementation n customer take-up of and migration to new products and services may be signifi cantly lower than planned n dependence on key personnel and vendors
Market and operating risks
Telstra operates in a number of highly competitive markets involving constant change. Market and operating risks include: n traditional high margin revenues continuing to decline with customer migration to new lower-margin products and services such as mobiles, broadband and VoIP
n rapid technological changes and intensifying competition leading to lower prices and market share losses
Investment and other risks Other risks that could affect your investment under the Offer include:
n if Telstra is unsuccessful in implementing its transformation strategy or there are material adverse regulatory or other outcomes, the amount of dividends declared for financial year 2007 may be less than 28¢ per share and reduce the 14% instalment dividend yield. There is no dividend guidance for financial year 2008 n the Future Fund will have a signifi cant shareholding in Telstra which, after two years, it will be required to sell down over the medium term, which could reduce Telstra’s share price and the Future Fund could take actions that are not aligned with the interests of Telstra’s other shareholders n the Commonwealth has sought the nomination of a new director to the Board which Telstra believes could disrupt the effective functioning of the Board n the price at which your instalment receipts or shares trade may be lower than the price you pay for them
Telstra 3 Share Offer | 11

1. Key questions and answers

Where to find
Question	Answer	more information
About this Prospectus

What information is in this Prospectus?	This Prospectus contains information about the Offer and how to apply,an overview of Telstra’s business, strategy and transformation plan, key financial information and the benefits and potential risks of investing in Telstra	Sections 2, 3 and 4

What information is in the Appendix?	The Appendix contains more detailed information which the Commonwealth and Telstra believe to be primarily of interest to professional advisers, Institutional Investors and investors with similar specialist information needs. Information on the contents of the Appendix is set out in section 5.1 of this Prospectus	Section 5.1

You can obtain a copy of the Appendix by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 or by accessing www.t3shareoffer.com.au

About the Offer

What is the Offer?	The Offer is a sale by the Commonwealth of shares in Telstra to Retail Investors and Institutional Investors. The base offer size is 2.15 billion shares, unless increased as set out below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless the Over-allocation Option is exercised and/or the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares	Sections 2.2 and 5.12

About the Retail Offer

What is the Retail Offer?	The Retail Offer comprises the:	Section 2

▪    Shareholder Entitlement Offer — a 1 for 2 entitlement offer open to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006 (Record Date);

▪ Firm Offer — open to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by their participating broker or financial planner; and

▪ General Public Offer — open to Australian and New Zealand resident Retail Investors.

The Retail Offer will be made under this Prospectus or the New Zealand Investment Statement, as applicable
12 | Telstra 3 Share Offer

Where to find
Question	Answer	more information
About the Retail Offer (continued)

What is the entitlement ratio under the Shareholder Entitlement Offer?	Your shareholder entitlement is calculated on the basis of 1 Telstra share for every 2 Telstra shares which are registered in your name on the Record Date and includes a minimum guaranteed entitlement of 3,000 shares and is subject to a maximum guaranteed entitlement of 200,000 shares	Section 2.4.2

When do I pay?	The first instalment of $2.00 per share must be paid on application (which must be received by 4.00 pm local time on 9 November 2006) and the final instalment must be paid by 29 May 2008 but may be prepaid	Section 2.4.3

How much do	The purchase price is payable in two instalments:	Section 2.4.3
I pay for shares?
▪ the first instalment payable by Australian Retail Investors is $2.00 per share. This is a discount of 10 cents per share to the first instalment payable by Institutional Investors; and

▪ the final instalment payable by Retail Investors is dependent upon the outcome of a bookbuild and when you pay the final instalment amount

What is the amount	If you are eligible to receive the Bonus Loyalty Shares (see below) you will pay the lower of:	Sections 2.4.3 and 2.5
I pay for the final instalment?	▪ the final instalment amount payable by Institutional Investors; and	Sections 11 and 12 of the Appendix

▪ the volume weighted average price (VWAP) during the 3 trading days ending 17 November 2006, less the $2.00 first instalment amount payable by most investors under the Retail Offer.

If you are not eligible to receive the Bonus Loyalty Shares, you will pay the same final instalment amount as Institutional Investors

What is the amount of the final instalment if I prepay before 31 March 2008?	If you prepay, you will pay the final instalment amount payable by Institutional Investors less the applicable Prepayment Discount. Investors with New Zealand registered addresses will not receive the Prepayment Discount	Section 2.4.3

What are Bonus Loyalty Shares and who is entitled to them?	Bonus Loyalty Shares are additional shares you will receive if you purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold them in the same registered name (subject to limited exceptions) until 15 May 2008 and pay the final instalment on or by 29 May 2008. Your entitlement to Bonus Loyalty Shares will be based on 1 Bonus Loyalty Share for every 25 applicable instalment receipts held. The Bonus Loyalty Shares are existing shares owned by the Commonwealth and are provided to you for no additional cost	Section 2.4.3 Section 12 of the Appendix
Telstra 3 Share Offer | 13

1. Key questions and answers (continued)

Where to find
Question	Answer	more information
About the Retail Offer (continued)

How do I apply?	You should apply by completing the appropriate paper or online application form	Sections 2.4.2 and 2.4.4 See ‘Application Instructions’

What are the key dates of the Retail Offer?	The Retail Offer opens on 23 October 2006 and is expected to close at 4.00pm local time on 9 November 2006, although the Commonwealth has the right to change these dates	Section 2.4.1 See ‘Important dates and summary financial information’

About the risks

Are there risks in participating in the Offer?	Telstra faces significant regulatory, transformation, market and operating risks in its business. There are also investment and other risks associated with participating in the Offer. These risks could affect Telstra and your investment under the Offer	Section 4

About the instalment receipts

What is an instalment receipt?	An instalment receipt is evidence of your beneficial interest in a Telstra share. Until you pay the final instalment, the Trustee will hold your shares and the Commonwealth will have a security interest in your shares	Section 2.3 Section 11 of the Appendix

What rights will I have while I hold the instalment receipts?	Holders of instalment receipts will generally have equivalent rights to Telstra shareholders. These rights include the right to receive any dividends declared by Telstra and the right to attend and vote at meetings of Telstra shareholders (by directing the Trustee how to vote)	Section 5.9 Section 11 of the Appendix

What dividends can I expect while holding the instalment receipts?	You will be entitled to receive any dividends declared by Telstra during the period you hold the instalment receipts. In its normal cycle, Telstra pays ordinary dividends semi-annually in March or April and September or October. The Board currently intends to declare a 28 cents per share fully franked dividend for financial year 2007 subject to continuing to be successful in implementing the transformation strategy and no further material adverse regulatory outcomes during the course of financial year 2007	Sections 3.6 and 5.9 Section 11 of the Appendix

The Board is unable to give guidance on ordinary dividends for financial year 2008 owing to the continuing uncertainty attached to regulatory outcomes and the impact on Telstra’s business as well as transformation and market place risks
14 | Telstra 3 Share Offer

Where to find
Question	Answer	more information
About the instalment receipts (continued)

Can I prepay the final instalment ahead of its scheduled date?	You may prepay the final instalment for some or all of your registered holding prior to the due date for the final instalment	Section 2.4.3 Section 11 of the Appendix
Prepayments may be made by instalment receipt holders between 28 February 2007 and 31 March 2008

Do I receive a discount if I prepay the final instalment ahead of its scheduled date?	If you prepay the final instalment on or before 31 March 2008 you will be entitled to the applicable Prepayment Discount. Investors with New Zealand registered addresses will not receive the Prepayment Discount	Section 2.4.3 Section 11 of the Appendix

Do I receive Bonus Loyalty Shares if I prepay the final instalment ahead of its scheduled date?	No. If you prepay the final instalment on or before 31 March 2008 you will not receive Bonus Loyalty Shares on the instalment receipts for which you have prepaid the final instalment, but (unless you have a New Zealand registered address) you will be entitled to the Prepayment Discount on those instalment receipts	Section 2.4.3 Section 12 of the Appendix

Can I borrow and use my instalment receipts as security?	You may borrow and use your instalment receipts as security. However, you may not create any security which is capable of extending to the underlying shares until you have paid the final instalment	Section 11 of the Appendix

Can I sell my instalment receipts?	The instalment receipts are expected to be quoted on ASX and NZSX, after which you should be able to sell your instalments receipts	Section 5.11

Section 11 of the Appendix

About the Commonwealth as shareholder and regulator

Will the Commonwealth still own shares in Telstra after the Offer?	Currently, the Commonwealth owns 51.8% of Telstra, or 6,446,207,123 shares. Any shares held by the Commonwealth which are not transferred under the Offer will be transferred to the Future Fund	Sections 2.8 and 5.7

What is the effect of the Offer on Telstra?	The Commonwealth is currently Telstra’s controlling shareholder and has special rights and privileges under the Telstra Act. The Offer will have a number of impacts on Telstra including the applicability of Commonwealth and state legislation to Telstra, employee benefit arrangements, the appointment of Telstra’s auditor, the direction powers of the Finance Minister and the Communications Minister and the loss of CGT exempt status on assets that it acquired before 20 September 1985	Section 5.5

What is the purpose of Australia’s telecommunications regulatory regime?	The telecommunications regulatory regime is intended to promote the interests of consumers, including through promoting competition and investment	Section 5.3
Telstra 3 Share Offer | 15

1. Key questions and answers (continued)

Where to find
Question	Answer	more information
About the Future Fund

What is the Future Fund?	The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long term finances by providing for its unfunded superannuation liabilities	Sections 2.8 and 5.7

How many shares will the Future Fund hold?	On the basis of a base offer size of 2.15 billion shares and assuming no exercise of the over-allocation option, approximately 35% of all Telstra shares will be transferred to the Future Fund (or approximately 32% assuming full exercise of the Over-allocation Option)	Sections 2.2, 2.8 and 5.12

What can the Future Fund do with Telstra shares transferred to it?	The Future Fund cannot dispose of Telstra shares for a period of two years from the date the instalment receipts are first listed on ASX except in limited circumstances. After that period, the Future Fund will be required to sell down the Telstra shares over the medium term	Sections 2.8 and 5.7

About developments and further information

How will the Commonwealth update me on significant developments during the period of the Offer?	If any significant developments occur during the period of the Offer, the Commonwealth will update investors by publishing newspaper advertisements, making disclosure to the ASX and making information available on www.t3shareoffer.com.au	See Important Notices section

How do I obtain further information or assistance?	▪ by reading this Prospectus in its entirety;	Inside front cover
▪ by speaking to a broker or financial adviser;

▪ by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18;

▪ by accessing www.t3shareoffer.com.au; and/or

▪    by obtaining a copy of the Appendix, Telstra’s 2006 Annual Report, Telstra’s 2006 Annual Review, Telstra’s 2006 Supplemental Information and/or Telstra’s ASX continuous disclosure releases since 25 September 2006 by calling the Telstra 3 Telephone Information Centre on 1800 18 18 18 or by accessing www.t3shareoffer.com.au

16 | Telstra 3 Share Offer

2. The Telstra 3 Share Offer
2.1 Introduction
This section of the Prospectus contains:

Information	Section
Details of the various components of the Offer and the Offer size	2.2

A description of instalment receipts, the voting rights of instalment receipt holders and the entitlement of instalment receipt holders to receive any dividends declared by Telstra	2.3

A description of the Retail Offer, including who can apply, how to apply, the price to be paid for shares, the instalment payment structure and details of the Bonus Loyalty Shares and the Prepayment Discount	2.4

A description of the Institutional Offer	2.5

An explanation of the policy for allocating Telstra shares under the Offer	2.6

Information on the listing and quotation of the instalment receipts and underlying shares	2.7

A brief description of the Future Fund and transfer of Telstra shares to it	2.8
Telstra 3 Share Offer | 17

2. The Telstra 3 Share Offer (continued)
2.2 Description of the Offer
2.2.1 COMPONENTS OF THE OFFER
The Offer is an offer by the Commonwealth of Telstra shares to be paid for in two instalments and comprises:

▪	A Retail Offer which consists of the:
ú	Shareholder Entitlement Offer — a 1 for 2 entitlement offer open to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006 (Record Date);

ú	Firm Offer — open to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by their participating broker or financial planner; and

ú	General Public Offer — open to Australian and New Zealand resident Retail Investors.

▪	An Institutional Offer which consists of an invitation to:
ú	Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions who are Telstra shareholders to bid for shares in the Institutional Offer and receive an Initial Allocation Benefit of 1 share for every 2 shares held at the close of the Institutional Offer (adjusted for dealings up to that time) if they bid at or above the final price;

ú	other Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions to bid for shares in the Institutional Offer. A minimum of 15% of the base offer size will be reserved for, amongst others, these Institutional Investors (Certain Institutional Investors) if they bid at or above the final price; and

ú	Japanese investors to subscribe for shares via a ‘Public Offer Without Listing’ (POWL). A minimum total number of shares may be reserved for these Japanese investors (the POWL Minimum Guarantee).
Details of each component of the Retail Offer are described in section 2.4.2 ‘Applying for shares in the Retail Offer’. Further details of the Institutional Offer and the allocation policy under the Institutional Offer are described in section 2.5 ‘Institutional Offer’ and section 2.6.2 ‘Allocation under the Institutional Offer’.
2.2.2 OFFER SIZE AND ABILITY TO INCREASE THE OFFER SIZE
The base offer size is 2.15 billion shares, unless increased as outlined below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless:

▪	the Over-allocation Option is exercised; and/or

▪	the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares.
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size (that is, 322.50 million shares1) to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied either by acquiring additional instalment receipts from the Commonwealth pursuant to an option which has been granted by the Commonwealth (the Over-allocation Option) and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. The full exercise of the Over-allocation Option would increase the number of shares sold by the Commonwealth to 2.47 billion shares1. Refer to section 5.12 ‘Over-allocation and market stabilisation’ for more information.
In addition, the base offer size may be increased where the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares. In this event, the size of the Over-allocation Option would also increase proportionately, to remain at 15% of the increased base offer size.
Should the base offer size be increased in these circumstances, shares allocated to Certain Institutional Investors (refer section 2.6.2 ‘Allocation under the Institutional Offer’) would be limited to any shares the Joint Global Coordinators agree to over-allocate under the Institutional Offer, that is, no more than 15% of the increased base offer size.

1 Assuming a base offer size of 2.15 billion shares.
18 | Telstra 3 Share Offer

2.3 Instalment receipts
Telstra shares purchased in the Offer will be paid for in two instalments. An instalment receipt is evidence of your beneficial interest in a Telstra share. Until you pay the final instalment, your shares will be held by the Trustee and the Commonwealth will have a security interest in your shares.
While you hold instalment receipts, you will be entitled to vote (by directing the Trustee how to vote) at a meeting of Telstra shareholders (or class of shareholders) and will receive any dividends declared by Telstra during this period. In its normal cycle, Telstra pays an interim dividend in March and a final dividend in September of each year. See section 3.6 ‘Dividends’, for further information.
After you pay the final instalment, you will be registered as the holder of the underlying shares, your instalment receipts will be cancelled and you will be able to freely trade the shares.
You may create a security interest over your instalment receipts. However, you cannot create any security interest which is capable of extending to the underlying shares until you have paid the final instalment.
You should note that the partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
Further details on the instalment receipts, including conditional and deferred settlement trading and selling the securities, are set out in sections 5.8 through to 5.11 and section 11 of the Appendix ‘Description of Instalment receipts and Trust Deed’.
2.4 Retail Offer
This section relates to Australian resident Retail Investors applying for shares at the Retail Investor price only. New Zealand resident Retail Investors should refer to the New Zealand Investment Statement. Retail Investors purchasing shares in the Firm Offer at the Institutional Investor price (see section 2.4.5 ‘Acceptance of Applications’) should refer to the participating broker or financial planner from whom they received their firm allocation.
2.4.1 RETAIL OFFER KEY DATES

Record Date for Shareholder Entitlement Offer	Friday 13 October 2006

Retail Offer opens	Monday 23 October 2006

Retail Offer closes	4.00 pm (local time)
Thursday 9 November 2006

Final instalment amount and basis of allocation announced by	Monday 20 November 2006

ASX quotation	Monday 20 November 2006

Final Instalment Due Date	Thursday 29 May 2008
If you wish to apply for shares, you are encouraged to do so as soon as possible. The Commonwealth has the right to change these dates, other than the Final Instalment Due Date, including closing early or extending the Offer, or any component of the Offer, without prior notice,or otherwise vary the terms of the Offer, either generally or in particular cases.
2.4.2 APPLYING FOR SHARES IN THE RETAIL OFFER
Details of each component of the Retail Offer are set out in Table 2.1 on the following page. This information is for Australian resident Retail Investors only.
Telstra 3 Share Offer | 19

2. The Telstra 3 Share Offer (continued)
TABLE 2.1 APPLYING FOR SHARES IN THE RETAIL OFFER

Who can apply in	How many shares	Will I be allocated all the shares that
the Retail Offer?	can I apply for?	I apply for if the offer is over-subscribed?

Shareholder Entitlement Offer Australian resident Retail Investors who are registered Telstra shareholders on the Record Date[1]
▪    Your shareholder entitlement is calculated on the basis of 1 share for every 2 Telstra shares which are registered in your name on the Record Date[1]. Shareholder entitlements include a minimum guaranteed entitlement of 3,000 shares and are subject to a maximum guaranteed entitlement of 200,000 shares

▪   Your shareholder entitlement is shown on your orange personalised application form[1]

▪   Your entitlement will be rounded up to the nearest 50 shares

▪   You may apply for more or less shares than your entitlement

▪   The minimum number of shares you may apply for is 500, and above this in multiples of 50

▪    If you apply for the shareholder entitlement shown on your orange personalised application form your application will be accepted in full and will not be scaled back

▪    If you apply for more than your shareholder entitlement you will be allocated at least the amount of your entitlement if applications need to be scaled back

▪    If you apply for less than your shareholder entitlement you will be allocated the number of shares for which you apply and will not be scaled back

Firm Offer

Australian resident Retail Investors who are offered a firm allocation by their participating broker or financial planner

General Public Offer

Australian resident Retail Investors who are not Telstra shareholders at the Record Date

▪   Your participating broker or financial planner will inform you of your firm allocation

▪   The minimum number of shares you may apply for is 500, and above this in multiples of 50

▪    You are guaranteed a minimum allocation of 2,000 shares

▪    You may apply for more or less shares than your guaranteed allocation

▪    The minimum number of shares you may apply for is 500, and above this in multiples of 50

▪    Firm Offer applications will be accepted in full and will not be scaled back

▪    If you apply for your guaranteed allocation of 2,000 shares, your application will be accepted in full and will not be scaled back

▪    If you apply for more than your guaranteed allocation you will be allocated at least 2,000 shares if applications need to be scaled back

	▪ Applications can be for up to a maximum of 200,000 shares	▪ If you apply for less than your guaranteed allocation, you will be allocated the number of shares for which you apply and will not be scaled back

[1]	The Record Date is 13 October 2006. If your Telstra shareholding changed between Friday 15 September 2006 and Friday 13 October 2006, then you may have a different shareholder entitlement than shown on your orange application form. If your shareholding has increased during this period a new orange application form will be sent to you. You should apply using this new form. If your shareholding has decreased during this period then you should use the original orange application form sent to you, although the Commonwealth reserves the right to scale back your application if you apply for more shares than your actual shareholder entitlement.
20 | Telstra 3 Share Offer

How do I apply...
using a form?	online?

▪    You should have received an orange personalised application form with this Prospectus

▪    Applications for the Shareholder Entitlement Offer should be made on this orange application form and returned using the enclosed reply paid envelope

▪    If you were a registered Telstra shareholder at the Record Date but did not receive an orange application form, you should contact the Telstra 3 Telephone Information Centre on 1800 18 18 18

▪    If you apply using the orange application form, you must pay by cheque

▪    You can apply online at www.t3shareoffer.com.au. You will be asked to provide your reference number, which can be found in the top right corner of your orange application form

▪    If you apply online, you will be required to pay for your shares using Bpay®

You should apply in accordance with instructions received from the participating broker or financial planner from whom you received your firm allocation

▪    If you are a client of a broker not applying through the Firm Offer and you received a Prospectus and a green personalised application form, you should use this form and return it to your broker using the enclosed reply paid envelope

▪    If you apply using the green application form, you must pay by cheque

▪    You can apply online through your broker’s website. You will be asked to provide your reference number, which can be found in the top right corner of your green application form

▪    If you apply online, you will be required to pay for your shares using Bpay®

▪    If you have received a Prospectus and a red personalised application form, you should use this form and return it using the enclosed reply paid envelope

▪    If you apply using the red application form, you must pay by cheque

▪    You can apply online at www.t3shareoffer.com.au. You will be asked to provide your reference number, which can be found in the top right corner of your red application form

▪    If you apply online, you will be required to pay for your shares using Bpay®

▪    If you have not received a personalised application form, or you do not wish to apply for shares using the registration details contained on your personalised application form, you should use one of the two blue application forms attached to this Prospectus

▪    If you apply using a blue application form, you must pay by cheque
▪ You can apply online at www.t3shareoffer.com.au ▪ If you apply online, you will be required to pay for your shares using Bpay®

Telstra 3 Share Offer -21

2. The Telstra 3 Share Offer (continued)
2.4.3 RETAIL OFFER PRICE AND PAYMENT
The shares will be paid for in two instalments.
How much is the first instalment?
The first instalment amount is $2.00 per share. This is a discount of 10 cents per share to the $2.10 first instalment payable by Institutional Investors.
When do I pay the first instalment?
The first instalment is payable at the time you submit your application for shares. Your application and payment for the first instalment must be received by 4.00 pm local time on the Closing Date (expected to be 9 November 2006).
How much is the final instalment?
If you are an Australian resident, purchase your instalment receipts under the Retail Offer at the Retail Investor price, hold them in the same registered name until 15 May 2008 (there are limited exceptions to the same registered name requirement — see section 12 of the Appendix ‘Bonus Loyalty Shares and the same registered name requirement’) and pay the final instalment on or by 29 May 2008, the final instalment payable will be the lower of:

▪	the final instalment amount payable by Institutional Investors which will be announced by 20 November 2006; and

▪	the volume weighted average price (VWAP) of Telstra shares traded on ASX during the 3 trading days ending 17 November 2006, less the $2.00 first instalment payable by Retail Investors under the Retail Offer.
Investors who purchase instalment receipts after the Offer will pay the final instalment amount payable by Institutional Investors, unless they prepay.
Investors may be entitled to the Prepayment Discount as discussed below.
The final instalment amount for Institutional Investors will be determined by the Commonwealth at the close of the Institutional Offer and after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. See section 2.5 ‘Institutional Offer’ regarding the setting of the final instalment amount for Institutional Investors.
The amount of the final instalment payable by Institutional Investors is expected to be announced by 20 November 2006.
When do I pay the final instalment?
A registered holder of instalment receipts on 15 May 2008 must pay the final instalment on or by 29 May 2008 (the Final Instalment Due Date). Reminder notices will be sent to instalment receipt holders prior to this date.
Can I prepay the final instalment?
Instalment receipt holders may prepay the final instalment for some (in minimum parcels of 2,000) or all of their registered holding on or before 31 March 2008, and will receive a Prepayment Discount if they do so. Prepayment may be made on or by 28 February 2007 and on or by the last day of every month thereafter (each a prepayment day) up until 31 March 2008. To prepay you will need to contact the Instalment Receipt and Share Registrar on 1800 18 18 18 to obtain the prepayment notification which will set out the applicable Prepayment Discount. You will need to request a prepayment notification by the eighth business day of a month if you want to prepay in that month. You will then need to lodge your payment as directed in the prepayment notification by 5.00 pm Sydney time on the last business day of the relevant month.
Holders who prepay the final instalment will pay the final instalment less the applicable Prepayment Discount. Holders with New Zealand registered addresses will not receive the Prepayment Discount. The Prepayment Discount is calculated by discounting the final instalment payable by Institutional Investors, for the period between the relevant prepayment day (the last day of the month in which payment is received) and the Final Instalment Due Date, using the Reference Bond Yield applicable as at the end of the previous month.
If applicants under the Retail Offer elect to prepay the final instalment, they will not receive the Bonus Loyalty Shares on the instalment receipts for which they have prepaid the final instalment. They will also not be eligible for the VWAP-based cap on the final instalment amount described under ‘How much is the final instalment?’ on those instalment receipts.
What if I fail to pay the final instalment?
If the final instalment is not paid by the Final Instalment Due Date, the Trustee can sell some or all of your shares. If the net proceeds of such sale are insufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth, including interest, costs, expenses, administration charges, duties and taxes), the Trustee can take action to recover the deficiency.
22 | Telstra 3 Share Offer

If the net proceeds of such sale are sufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth) the Trustee will refund any excess proceeds to you.
You should be aware that at the time of payment of the final instalment, the market price of Telstra shares may be less than the total of the first and final instalment amounts.
When am I entitled to Bonus Loyalty Shares?
You will be entitled to receive Bonus Loyalty Shares if you:

▪	purchase instalment receipts under the Australian Retail Offer at the Retail Investor price;

▪	hold them in the same registered name until 15 May 2008; and

▪	pay the final instalment on or by 29 May 2008.
Your right to receive a Bonus Loyalty Share will expire immediately after you cease to satisfy one of these conditions.
You will not be entitled to Bonus Loyalty Shares in respect of instalment receipts purchased outside the Offer.
You will be allocated 1 Bonus Loyalty Share for every 25 instalment receipts purchased under the Retail Offer at the Retail Investor price and held until 15 May 2008. The number of Bonus Loyalty Shares you will be eligible to receive will be calculated based on the lowest number of instalment receipts held in the same registered name at any time between the date of issue and 15 May 2008. There are limited exceptions to this requirement, mainly to ensure that the right to the Bonus Loyalty Shares does not expire due to certain limited circumstances beyond the control of the holder of the instalment receipts. If the total number of Bonus Loyalty Shares an instalment receipt holder is entitled to includes a fraction, that fraction will be rounded to the nearest whole number. See section 12 of the Appendix ‘Bonus Loyalty Shares and the same registered name requirement’ for further information, including information about the same registered name requirement and exceptions to it and about arrangements that may apply for selling Bonus Loyalty Shares and paying the proceeds to those entitled if at the relevant time they are resident outside Australia or other legal impediments to delivery of Bonus Loyalty Shares exist.
In submitting your application form, you are also applying for any Bonus Loyalty Shares to which you may become entitled under the terms of the Offer, as set out above.
2.4.4 HOW TO LODGE YOUR APPLICATION
Completing your application form
Application forms must be completed and submitted in accordance with the instructions set out on the reverse of the form and in the ‘Application Instructions’ in this Prospectus. If you are applying online, follow the instructions set out in the online forms.
Applications must be for a minimum of 500 shares and in multiples of 50 shares thereafter. If the Offer is over-subscribed, you may be allocated less than the number of shares for which you apply, subject to your minimum guaranteed allocation, shareholder entitlement or firm allocation.
Application monies and lodgement of your application
If you are applying by completing and lodging a paper application form, you must pay by cheque. Cheques must be in Australian dollars drawn on an Australian branch of an Australian bank, marked ‘Not Negotiable’ and made payable to ‘Telstra 3 Share Offer’. If you are applying by completing and lodging an application form online, you must pay through Bpay®. You may need to contact your financial institution to confirm any Bpay® limits on your account. Further instructions on how to pay through Bpay® are provided on the Telstra 3 Share Offer website, www.t3shareoffer.com.au.
Paper applications and cheques (other than Firm Offer applications) should be:

▪	mailed using the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque to the following address:

Telstra 3 Share Offer
Reply Paid 27
Eastern Suburbs Mail Centre NSW 2004
or

▪	placed in the collection box at any Commonwealth Bank branch in Australia
Submit online applications at www.t3shareoffer.com.au with payment via Bpay®.
Firm Offer applications should be lodged with your participating broker or financial planner in accordance with their instructions.
Telstra 3 Share Offer | 23

2. The Telstra 3 Share Offer (continued)
If you elect to participate in the Firm Offer, your broker or financial planner will act as your agent in submitting your application and it will be your broker or financial planner’s responsibility to ensure that your application form is received by 4.00pm local time on the Closing Date (expected to be 9 November 2006). The Commonwealth and the Joint Global Coordinators take no responsibility for any acts or omissions by your broker or financial planner in connection with your application.
Applications and payments must be received by 4.00pm local time on the Closing Date, expected to be 9 November 2006. However, the Commonwealth, in consultation with the Joint Global Coordinators, may, without further notice, close the Offer (or any part of the Offer) early, extend the Offer (or any part of the Offer) or accept late applications, either generally or in particular cases.
2.4.5 ACCEPTANCE OF APPLICATIONS
The Commonwealth intends to accept all valid applications under the Retail Offer for at least the relevant guaranteed allocation. The Commonwealth reserves the right, however, to reject any application or to allocate to any person fewer shares than applied for by that person.
You will receive a refund if you have applied and paid for more shares than you are allocated. Telstra shareholders who have already provided their bank or other financial institution account details will receive any refund electronically into that account. All other applicants will receive any refund by cheque. No interest will be paid to you on any monies refunded.
Your application represents an offer to buy shares from the Commonwealth on the terms and conditions set out in this Prospectus, the application form and the page to which it is attached. A contract will be formed when the Commonwealth accepts your offer on the allocation of instalment receipts. The Commonwealth may accept your offer without further notice to you. If your offer is accepted, you will, subject to a condition regarding settlement under any International Purchase Agreement, receive an instalment receipt transaction confirmation statement.
The Commonwealth reserves the right, at its discretion, to treat any application for greater than 200,000 shares as an application under the Institutional Offer. In addition, where the Commonwealth is advised by the Joint Global Coordinators that investors who would typically be regarded as Institutional Investors have applied as Retail Investors, the Commonwealth also reserves the right to treat such applications as applications under the Institutional Offer.
The Commonwealth reserves the right to reject or aggregate applications which appear to be multiple applications from the same person or from closely related persons. However, clients of brokers and financial planners receiving firm allocations under the Firm Offer may also lodge an application under the Shareholder Entitlement Offer or the General Public Offer. Unless you are a client of a broker or financial planner applying for a firm allocation under the Firm Offer, you may only apply for shares using one application form. An application by you acting in another legal capacity (such as a trustee of a trust) will not be treated as a multiple application.
Under the Firm Offer, any part of an application that exceeds a certain level will be treated as an application at the Institutional Investor price and will not qualify for Retail Investor benefits such as Bonus Loyalty Shares. You should consult your participating broker or financial planner for details.
In completing your application for shares, you must not use fictitious names or aliases.
2.4.6 WHAT TO DO IF YOU HAVE QUERIES OR WANT EXTRA COPIES OF THE PROSPECTUS
If you have a query on how to complete the application form or require additional copies of the Prospectus, you should contact the Telstra 3 Telephone Information Centre on 1800 18 18 18 or go to the Telstra 3 Share Offer website at www.t3shareoffer.com.au.
A paper copy of the Prospectus will be sent free of charge to any person in Australia who requests a copy in the period up to the Closing Date.
24 | Telstra 3 Share Offer

2.5 Institutional Offer
Selected Institutional Investors will be invited to bid for shares in the Institutional Offer. The Institutional Offer is structured as follows:

▪	an invitation to eligible Institutional Investors that are existing Telstra shareholders to participate in the Institutional Offer and to receive the Initial Allocation Benefit, made under this Prospectus, the New Zealand Investment Statement or the Institutional Offering Memorandum, as applicable;

▪	an invitation to Institutional Investors resident in Australia and New Zealand, made under this Prospectus or the New Zealand Investment Statement, as applicable;

▪	an invitation to Australian and New Zealand brokers who elect to bid for shares under the Institutional Offer on behalf of Australian and New Zealand resident Retail Investors, made under this Prospectus and the New Zealand Investment Statement, as applicable;

▪	an invitation to QIBs in the United States to bid for shares in transactions exempt from the registration requirements of the US Securities Act under Rule 144A, made under the Institutional Offering Memorandum; and

▪	an invitation to Institutional Investors resident in certain jurisdictions outside Australia, New Zealand and the United States to bid for shares in transactions exempt from the registration requirements of the US Securities Act in reliance on Regulation S and in compliance with all applicable laws in the jurisdictions in which such shares are offered or sold, made under the Institutional Offering Memorandum.
An invitation is also being made to Japanese investors to bid for shares via a POWL under a Japanese prospectus which will be lodged with the relevant Japanese regulatory authorities under the applicable laws in Japan.
Participants in the Institutional Offer will be invited to submit bids between 15 and 17 November 2006 in a global bookbuild process. After the close of the Institutional Offer, the total amount payable per share by Institutional Investors will be determined by the Commonwealth in consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. In determining the total amount payable per share by Institutional Investors, the Commonwealth will have regard to considerations including the level of demand for shares in the bookbuild, prevailing market conditions, the desire for an orderly after-market, the market price of Telstra shares prior to the close of the Institutional Offer and an ownership base of long-term shareholders. The final instalment payable by Institutional Investors will be the total amount payable per share less the $2.10 first instalment payable by Institutional Investors.
2.6 Allocation policy
2.6.1 ALLOCATION UNDER THE RETAIL OFFER
A proportion of the shares to be sold in the Retail Offer will be reserved for the entitlements, firm allocations and guaranteed minimum allocations under the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer respectively.
Any reserved shares not allocated to these components of the Offer will be allocated to satisfy applications from Retail Investors above their guaranteed minimum allocations and entitlements as well as to satisfy bids in the Institutional Offer.
Shares allocated in the Firm Offer will be issued to the applicants nominated by the participating brokers and financial planners through whom they applied. These brokers and financial planners will be responsible for ensuring that their retail clients receive the relevant shares. Neither the Commonwealth nor the Joint Global Coordinators will be responsible for the allocation of shares to Retail Investors in the Firm Offer.
2.6.2 ALLOCATION UNDER THE INSTITUTIONAL OFFER
The Commonwealth will determine the allocation of shares between bidders in the Institutional Offer after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. There is no assurance that any bidder in the Institutional Offer will be allocated any shares or the number of shares for which it has lodged a bid. The determination of the total amount per share payable by Institutional Investors and the allocation policy will be in accordance with the terms of the Institutional Offer set out in section 5 of the Appendix ‘Further information about the Institutional Offer’.
The Commonwealth intends that the majority of shares to be sold under the Institutional Offer be made available to existing Telstra shareholders in the form of the Initial Allocation Benefit. Institutions holding Telstra shares as at 6.00pm Sydney time on 17 November 2006 (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’), that lodge a valid bid no later than that time will receive an Initial Allocation Benefit. The Initial Allocation Benefit is subject to the bidder having made and not withdrawn a valid bid at or above the final price, and the Commonwealth reserves the right to withhold the Initial Allocation Benefit from
Telstra 3 Share Offer | 25

2. The Telstra 3 Share Offer (continued)
persons it considers have engaged in adverse market behaviour. The level of Initial Allocation Benefit will be 1 share for every 2 shares held in Telstra as at the close of the Institutional Offer (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’) or such lesser number of shares for which the institution has lodged a valid bid at or above the final price. Australian and New Zealand resident Retail Investors bidding via broker-sponsored bids will also be entitled to claim Initial Allocation Benefits based on their holdings as at the close of the Institutional Offer (adjusted for dealings up to that time — see section 5 of the Appendix ‘Further information about the Institutional Offer’), but must deduct from the Initial Allocation Benefit so claimed any shares they have applied for in the Shareholder Entitlement Offer.
A minimum total number of shares may also be reserved for Japanese investors subscribing under the POWL (the POWL Minimum Guarantee).
In addition, a minimum of 15% of the offer size before any over-allocations will be reserved for certain investors in the Institutional Offer (Certain Institutional Investors), including:

▪	Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

▪	other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

▪	investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and

▪	Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefits (if any).
Any allocation of these reserved shares is subject to the investor having made and not withdrawn a valid bid at or above the final price. These reserved shares will be allocated having regard to the allocation criteria described in section 5 of the Appendix ‘Further information about the Institutional Offer’. Any reserved shares not allocated to these investors will be allocated to other parts of the Offer.
2.6.3 NOTIFICATIONS OF ALLOCATIONS
The Commonwealth will announce the basis of allocation by placing advertisements in the major national and metropolitan newspapers in Australia. This is expected to take place by 20 November 2006. From that date, applicants in the Retail Offer may call the Telstra 3 Telephone Information Centre on 1800 18 18 18 or access the Telstra 3 Share Offer website at www.t3shareoffer.com.au to seek information on their allocation. If you sell instalment receipts before you receive confirmation of your allocation, you do so at your own risk.
2.7 Listing and quotation
Telstra securities are currently traded on ASX, NZSX and NYSE (the New York Stock Exchange). Telstra and the Trustee will apply within 7 days after the date of this Prospectus to have the instalment receipts and underlying shares quoted on ASX. An application has been made to NZSX for quotation of the instalment receipts and underlying shares. The instalment receipts and underlying shares will not be quoted on NYSE.
If permission for quotation of the instalment receipts and underlying shares is not granted by ASX within 3 months after the date of this Prospectus, or such longer period as ASX allows, application monies will be refunded in full without interest as soon as practicable in accordance with the requirements of the Corporations Act. For further information see section 9 of the Appendix ‘Quotation application and agreement between the Trustee and ASX’.
2.8 Future Fund overview
The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is a separate legal entity from the Commonwealth, responsible for investment decisions and holds the Future Fund’s investments.
After the Offer, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not transferred in the Offer (including the Over-allocation Option and associated administrative mechanisms), although it will initially retain sufficient shares to meet Bonus Loyalty Share obligations to applicants in the Retail Offer. These retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are not ultimately required, because holders have transferred instalment receipts or otherwise lost the right to receive Bonus Loyalty Shares, will be transferred to the Future Fund after the Final Instalment Due Date.
Telstra shares transferred to the Future Fund cannot be sold during an escrow period of two years from the date instalment receipts are first listed on ASX, subject to limited exceptions. For further information see section 5.7 ‘Future Fund’.
26 | Telstra 3 Share Offer

3. Overview of Telstra
3.1 General
Telstra is Australia’s leading telecommunications and information services company, offering a full range of products and services in these markets. Telstra also operates in certain overseas countries.
Telstra’s main activities include the provision of:

▪	basic access services to most homes and businesses in Australia;

▪	local and long distance telephone calls in Australia and international calls to and from Australia;

▪	mobile telecommunications services;

▪	broadband access and content;

▪	a comprehensive range of data and Internet services including through Telstra BigPond®, Australia’s leading Internet service provider (ISP);

▪	management of business customers’ information technology and/or telecommunications services;

▪	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

▪	advertising, search and information services through Sensis; and

▪	cable distribution services for FOXTEL’s cable subscription television services.
One of Telstra’s strengths in providing integrated telecommunications services is its extensive geographical coverage through both its fixed and mobile network infrastructure. This coverage underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
Telstra owns 50% of FOXTEL and its international business includes interests in CSL New World Mobility Group (CSL New World), Hong Kong’s leading mobile operator, TelstraClear Limited (TelstraClear), the second largest full service carrier in New Zealand and Reach Limited (REACH), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited (SouFun), a leading real estate and home furnishings website in China.
More detail on Telstra’s main activities and international investments is set out in section 3.8 ‘Telstra’s main activities and international investments’.
3.2 Corporate objective
Telstra’s corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer-focused solutions.
3.3 Telstra’s vision and mission
Telstra’s vision is to do for its customers what no one else has done. That is, create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and governments.
Telstra’s mission is to know its customers and meet their needs better than anyone else. Telstra aims to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want it.
3.4 Transformation strategy
Following a comprehensive review of its operations, from customer-facing to back-office operations, Telstra announced a whole-of-company, five year transformation strategy in November 2005. The key elements of this transformation strategy are:

▪	building a next generation fixed network to support the growing demand for IP-based services and simplifying IT systems;

▪	rolling-out next generation wireless services over Telstra’s recently launched NEXT G™ national wireless broadband network;

▪	implementing market based management using extensive customer research and knowledge to differentiate Telstra through product and service offerings tailored for particular customer segments;

▪	providing customers with an integrated user experience across all devices and platforms – fixed, wireless and Internet;

▪	removing costs from operations, by reducing complexity, making business systems more efficient and simplifying operations;

▪	expanding and enhancing the Sensis business through organic growth and targeted acquisitions of advertising, search and information businesses; and

▪	undergoing cultural transformation, including large investments in training staff and reforming the way Telstra does business.
Telstra 3 Share Offer | 27

3. Overview of Telstra (continued)
Telstra’s transformation strategy involves a complex and fundamental change to its business, operations, networks and systems and it is undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company worldwide.
The initiatives associated with Telstra’s transformation strategy involve significant capital expenditure and extensive management attention and resources and entail substantial risks. Telstra’s ongoing investment in this transformation has significantly reduced its income and free cash flows.
Telstra believes that it has to undertake these major changes at this time and under its proposed schedule in order to maintain its competitiveness and improve its financial results in an increasingly competitive, technologically challenging and highly regulated environment. The main initiatives of Telstra’s transformation strategy are described below.
STRENGTHENING TELSTRA’S FIXED LINE TELECOMMUNICATION NETWORK AND SERVICES
Telstra intends that its next generation network will deliver new, better and faster services to its customers. This next generation fixed network will include an IP core network that will offer increased platform capacity compared to Telstra’s current network. Telstra intends to provide users with more reliable and stable media and telephony services and expand the number and range of services available to customers.
The development of Telstra’s IP core network is well advanced. Telstra is beginning to deploy advanced services to upgrade business customers, including IP telephony and conferencing, IP-based call centres, reliable higher-speed broadband, web-hosting and security services. Telstra will offer new multimedia applications to residential customers when higher speed services become available.
The new next generation fixed network is expected to provide Telstra with the ability to address increasing customer demand and the growing market for Virtual Private Networks (VPNs) to connect organisations and enterprises to the Internet. The new next generation fixed network is expected to reduce overall unit costs, allow proactive management of actual and predicted network demand and permit network upgrades to be implemented simultaneously across the nation rather than sequentially over many months.
Telstra is also investing in technology that improves the speed of ADSL.
DEPLOYING NEXT G™ – A NATIONAL WIRELESS BROADBAND NETWORK FOR AUSTRALIANS
On 6 October 2006, Telstra launched the NEXT G™ network, its new 3GSM 850 wireless broadband network. NEXT G™ customers will enjoy access to a greater range of content and services, as well as many enhanced features including improved video calling services and faster broadband access speeds, in addition to better geographic and in-building coverage.
Telstra will continue to operate services over both the existing GSM and CDMA networks until the national 3GSM 850 network provides the same or better coverage than the CDMA network, and in any event at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government agreements have been gained, Telstra will close its CDMA network. Telstra expects that this initiative will reduce duplication of both capital and operational expenditure.
IMPLEMENTING MARKET BASED MANAGEMENT
Telstra is implementing a market based management approach focused on its customer needs. Telstra believes that extensive customer research will allow it to differentiate itself from competitors by creating offers that are more relevant to the lifestyles and needs of particular customer segments.
Telstra’s ongoing customer research has guided the restructure of its consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments.
CREATING INTEGRATED SOLUTIONS FOR CUSTOMERS
Telstra is seeking to provide individual and business customers with an integrated user experience across devices and platforms – fixed, wireless and Internet. Telstra’s transformation strategy involves the integration of services across mobiles, BigPond® and Sensis and is designed to facilitate product differentiation tailored to customer needs, increasing the value of its products and services for its customers.
RATIONALISING PRODUCT AND NETWORK PLATFORMS USING A ‘ONE FACTORY’ APPROACH
Telstra is endeavouring to remove costs from its operations in part by reducing complexity, making business systems more efficient and simplifying operations. Telstra is removing or capping obsolete, duplicated and ageing products and network platforms. Working with the customer is a crucial part of this program as the customers move off legacy systems. Cutting
28 | Telstra 3 Share Offer

complexity from Telstra’s operations is a critical first step to deliver services to customers in a user friendly way.
EXPANDING AND ENHANCING SENSIS’ ONLINE OFFERINGS
Sensis, Telstra’s advertising, search and information services business, is building on its search and transaction business and over time integrating its applications and services business with other products such as BigPond® and Telstra Mobile. Sensis is seeking to achieve rapid user and advertiser growth by increasing online and wireless usage with a wide range of new content, services and improvements across Sensis’ online network and through targeted acquisitions.
TRANSFORMING TELSTRA’S CULTURE
Telstra is also undergoing a cultural transformation, with large investments in training employees and improving the way it does business.
Telstra has recast leadership, talent management and performance incentives to deliver essential cultural change. Telstra’s technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support its operational performance.
Telstra has announced that it is investing an additional $210 million over three years in a new training program for technical, engineering and marketing staff in order to equip them with the right skills to build, operate and maintain next generation networks and better serve customers.
ACHIEVING REGULATORY REFORM
Telstra remains committed to working towards a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that Telstra believes is good for its business, its shareholders and the Australian telecommunications industry overall. Telstra will continue to invest considerable time and resources in a dialogue with policy-making and regulatory authorities seeking to achieve a regulatory environment that safeguards shareholder investments in next generation networks and services.
STRATEGIC MANAGEMENT OBJECTIVES
Together with the announcement of Telstra’s transformation strategy in November 2005, the Board set strategic management objectives to measure the successful implementation of Telstra’s five year transformation strategy. Telstra has linked its remuneration structure to the transformation strategy, with the aim of increasing the focus and understanding by senior executives of the key strategic objectives as well as motivating employees to execute on the strategy. In October 2006, the Board revised these strategic objectives in order to reflect the current regulatory environment and market conditions and the experience gained from the first year of Telstra’s transformation plan, and approved the following:

▪	revenue compound annual growth in the range of 2.0% to 2.5% (to financial year 2010 from the financial year 2005 base level), to be achieved by offsetting the expected substantial deterioration in traditional PSTN revenues with revenues from new products and services delivered through Telstra’s next generation networks;

▪	new product revenue exceeding 30% of sales revenue by financial year 2010;

▪	limiting compound annual growth of operating expenses (excluding depreciation and amortisation) to 2.0% to 3.0% (to financial year 2010 from financial year 2005 base level);

▪	EBITDA compound annual growth in the range of 2.0% to 2.5% (to financial year 2010 from the financial year 2005 base level) and EBITDA margins of between 46% to 48% by financial year 2010. Telstra is expecting EBITDA during the five year transformation strategy to decrease in the early years of the transformation, and is then targeting improvement in the later years of the transformation;

▪	cash capital expenditure falling to a range of 10% to 12% of sales revenue by financial year 2010;

▪	free cash flow increasing to between $6,000 million and $7,000 million by financial year 2010; and

▪	work force reductions of approximately 12,000 over five years of the transformation strategy.
It is important to understand that these are internal objectives set by the Board in order to measure Telstra management’s performance in implementing the transformation strategy, and are not financial forecasts or projections and should not be regarded as such. The strategic management objectives are based on:

▪	Telstra’s decision not to roll-out an FTTN network, and instead offer high-speed broadband products and services through its existing networks;

▪	successfully rolling out Telstra’s NEXT G™ wireless services and migrating CDMA customers to the new network;

▪	successfully deploying Telstra’s next generation fixed line network;
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3. Overview of Telstra (continued)

▪	existing regulatory settings, including the ACCC interim determination establishing ULLS pricing of $17.70 per month in band 2, and no mandated competitor access to Telstra’s NEXT G™ wireless network;

▪	successfully implementing short, medium and long-term revenue initiatives in key PSTN, mobile and broadband markets and customer segments;

▪	Telstra’s ability to differentiate itself and obtain new revenues from its new networks and new products and services to replace declining revenues from its traditional high-margin PSTN products and services;

▪	rationalising Telstra’s operational support systems (OSS) and business support systems (BSS), and achieving an 80% reduction in the number of such systems by the end of financial year 2010;

▪	key vendors in connection with Telstra’s transformation performing on-time and as contracted;

▪	growing Telstra’s Sensis business organically and by targeted acquisitions;

▪	competitors not engaging in sustained and extreme price competition or investing in substantial new infrastructure or disruptive technologies; and

▪	Telstra’s workforce embracing its cultural transformation.
The strategic management objectives are based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Telstra’s ability to achieve its strategic management objectives is subject to significant risks. See section 4 ‘Risk Factors’ for a description of these key risks. Investors should note that many of these risks are outside of Telstra’s control, and that no assurance can be given that Telstra will successfully complete its transformation or achieve its strategic management objectives.
3.5 Outlook
KEY FACTORS THAT MAY AFFECT TELSTRA’S OUTLOOK
Whether Telstra’s future financial performance will improve is largely dependent on its ability to implement and execute its transformation strategy successfully and generate the increased volumes and usage rates for its products and services it seeks to achieve. In addition, Telstra’s transformation is a five year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes Telstra is implementing throughout its systems and operations. Telstra’s ability to successfully implement its transformation strategy is subject to significant risks. See section 4 ‘Risk Factors’.
Telstra is involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and Telstra in particular. There are several key regulatory issues which include:

▪	regulated wholesale access pricing;

▪	retail price controls;

▪	any potential competitor access to Telstra’s NEXT G™ wireless network; and

▪	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way Telstra prices its products and services.
Telstra believes that several key factors may impact its future financial results, including:

▪	Telstra’s ability to implement and execute its transformation plan, including the deployment of NEXT G™ wireless services and the rationalisation of its various IT and network platforms;

▪	Telstra’s ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings Telstra expects to realise from its traditional higher margin product and service lines;

▪	the difficulties for Telstra in predicting regulatory outcomes and, in Telstra’s view, the unpredictable actions of the key regulators; and

▪	changes to Telstra’s competitive environment as markets and technologies evolve and competition intensifies, and the actions and initiatives of Telstra’s major competitors.
GENERAL TRENDS THAT MAY AFFECT TELSTRA’S OUTLOOK
Telstra’s traditional high margin PSTN revenues have been, and will continue to be, negatively affected by both intense competitive pressure and customers migrating to alternative platforms, such as wireless, high bandwidth Internet, IP telephony, and web and managed services. Telstra expects these trends to continue. The overall volume of telecommunications services purchased in Australia has continued to increase and the range of products and services offered has continued to expand. One of the central objectives of Telstra’s transformation is to position the company to have the networks, systems and capabilities to meet the evolving needs of Telstra’s customer base. With Telstra’s planned next generation networks, Telstra is building the infrastructure to reduce its reliance on its traditional
30 | Telstra 3 Share Offer

Application Instructions
To complete your application form correctly, follow the steps below and the detailed instructions on ‘How to complete your application form’ overleaf

Step 1	Have you used the correct application form?

Step 2	Have you completed the application form in accordance with the instructions? In particular:
– Have you applied for at least 500 shares and multiples of 50 thereafter?

– Have you completed your contact details?

– Have you signed the form?

Step 3	Have you made your cheque(s) payable for the total amount of the first instalment?

Step 4	Have you recorded your reference number[1] on the back of your cheque(s)?

Step 5	Have you lodged your application form correctly and sent it to the correct address?
Alternatively, Australian applicants can lodge applications electronically at www.t3shareoffer.com.au and pay via Bpay ®. Refer to ‘Online application instructions’ overleaf for detailed instructions.
Remember to lodge your application so that it is received by 4.00 pm local time on the Closing Date. The Closing Date is Thursday 9 November 2006.
STEP 1 – WHICH FORM SHOULD I USE?
The following table summarises which application forms Australian applicants should use. New Zealand applicants should refer to the New Zealand Investment Statement.

Should use this
These applicants...	application form...	Or...	To get your...

Telstra shareholders at the Record Date	Orange personalised application form	Apply online at www.t3shareoffer.com.au using your reference number[1]	1 for 2 shareholder entitlement, including a minimum guaranteed entitlement of 3,000 shares and subject to a maximum shareholder entitlement of 200,000 shares

Broker client applicants (not applying through the Firm Offer) who received a Prospectus and personalised application form from their broker	Green personalised application form	Apply online by clicking on the ‘T3 Share Offer’ button on your broker’s website	Guaranteed allocation of 2,000 shares

General Public Offer applicants who requested a Prospectus and personalised application form	Red personalised application form	Apply online at www.t3shareoffer.com.au using your reference number[1]	Guaranteed allocation of 2,000 shares

All other General Public Offer applicants	Blue application form attached to this Prospectus	Apply online at www.t3shareoffer.com.au	Guaranteed allocation of 2,000 shares

Firm Offer Applicants	You should apply in accordance with instructions received from the broker or financial planner from whom you received your firm allocation		Firm allocation
STEP 2 – COMPLETE THE FORM IN ACCORDANCE WITH INSTRUCTIONS
To complete your application form correctly, follow the detailed instructions on ‘How to complete your application form’ overleaf.
Photocopies of the form will not be accepted. Please write clearly in BLOCK LETTERS using black ink.
Do not write outside the white boxes.
Changes to the personalised details on the forms will not be permitted.
Please ensure you record your contact details in case you need to be contacted regarding your application.
STEP 3 – PAY THE FIRST INSTALMENT AMOUNT
Multiply the number of shares you are applying for by the first instalment amount ($2.00) which gives the total amount payable for the first instalment. The Ready Reckoner overleaf may assist you in calculating the correct payment amount.
Make your cheque payable to ‘Telstra 3 Share Offer’ for the total amount of the first instalment. This should be the amount you entered on the application form.
The cheque must be in Australian dollars drawn on an Australian branch of an Australian bank, crossed ‘Not Negotiable’. Please ensure sufficient cleared funds are held in your account as your cheque will be banked as soon as it is received.
Insert your cheque details in the space provided on the reverse side of the tear-off form.

1 11 digit number found on the top right corner of your personalised application form
Telstra 3 Share Offer | 31

STEP 4 – RECORD YOUR REFERENCE NUMBER
On the back of your cheque, record your 11 digit reference number which is found in the top right hand corner of the application form. You should also keep a separate record of your reference number in case you wish to check on the status of your application during the offer period, or your final allocation of shares via the Telstra 3 Telephone Information Centre or the Telstra 3 Share Offer website.
STEP 5 – LODGING YOUR APPLICATION
Firm Offer applicants
Applicants who have received a firm allocation of shares from their broker or financial planner should follow the lodgement and payment procedures provided by that broker or financial planner. In particular, note that these applications are required to be made payable to and delivered to your broker or financial planner. Please contact your broker or financial planner if you have any questions in relation to your firm allocation.
Personalised application form(s) (orange, green or red)
IMPORTANT: YOU MUST DETACH THE TEAR OFF APPLICATION FORM Place the tear-off application form and cheque(s) in the reply paid envelope provided. Retain the top portion of the page for your records.
Non-personalised blue application forms
IMPORTANT: DO NOT DETACH THE LOWER PORTION OF THE APPLICATION FORM Place the whole application form in the reply paid envelope provided.
You must lodge your application so that it is received by 4pm local time on 9 November, 2006, by either:

▪	Mailing it in the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque to the following address:
Telstra 3 Share Offer
Reply Paid 27
Eastern Suburbs Mail Centre NSW 2004

Please allow sufficient time for postal delivery; or

▪	Placing it in the collection box at any Commonwealth Bank branch in Australia.
FURTHER ASSISTANCE
If you need help to complete the application form:

▪	Contact a broker or financial adviser

▪	Phone the Telstra 3 Telephone Information Centre on 1800 18 18 18

▪	Visit the Telstra 3 Share Offer website: www.t3shareoffer.com.au
Online application instructions (with payment by Bpay®)
Retail Investors in the Shareholder Entitlement Offer and General Public Offer can also apply for shares online by accessing the Telstra 3 Share Offer website at www.t3shareoffer.com.au. You can only pay for your shares using Bpay® if you have completed an online application form. Paper forms will NOT be accepted with a Bpay® payment.
Bpay® is an electronic payment service that enables you to pay for shares directly from your cheque or savings account via Internet or telephone banking through participating banks, building societies and credit unions. You must apply online in order to pay via Bpay®.
TO USE Bpay®
Log onto www.t3shareoffer.com.au and complete the online application form. If you have received an orange, green or red personalised application form you will be asked to provide your reference number which is found at the top right corner of the form.
Once you have completed your online application form you will be given a Bpay® Biller Code. You will then need to:
1.	Access your participating Bpay® financial institution’s Internet or telephone banking service.

2.	Select Bpay® and follow the prompts:
– Enter the Biller Code supplied and your reference number (located in the top right corner of the application form).

– Enter the amount to be paid

– Select the account you wish your payment to come from (payments from credit card accounts can not be accepted).

– Schedule your payment for same day value processing as applications without payment can not be accepted.

3.	Record your Bpay® receipt number and date paid. Retain these for your records.
If you pay by Bpay®, you must complete and lodge your application form online. Your Bpay® payment must be made prior to 4.00pm on the Closing Date for the application to be valid.
You may wish to contact your financial institution to confirm any limits on your Bpay® account.
The Prospectus is also available in Braille, large print and on audio CD. For a copy in any of these formats, please call the Telstra 3 Telephone Information Centre on 1800 18 18 18. Alternatively, an electronic version of the Prospectus can be accessed on the Telstra 3 Share Offer website at www.t3shareoffer.com.au. This website also offers the Prospectus in large print, Rich Text File, HTML and MP3 audio formats.
If you require language services to understand the details of the Prospectus, please call the Translating and Interpreting Service on 131 450.
32 | Telstra 3 Share Offer

How to complete your application form
These instructions are cross-referenced to each section of the application form. Please complete all relevant sections of the application form in BLOCK LETTERS using black ink. Photocopies of the form will not be accepted. Do not write outside the white boxes. Please ensure you complete the correct form.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE BLUE NON-PERSONALISED GENERAL PUBLIC APPLICATION FORM
A Enter the total amount payable for the first instalment. This is calculated by multiplying the number of shares for which you are applying by the first instalment amount per share of $2.00. The minimum number of shares you may apply for is 500, and in multiples of 50 shares thereafter. Applications can be for a maximum of 200,000 shares. Be sure that your cheque(s) total this amount. You may wish to use the Ready Reckoner below to help calculate the amount payable for the first instalment. The purchase price for shares is payable in two instalments. This payment is for the first instalment only. Be sure that your cheque(s) total this amount.
B Enter personal details.You can complete this form as an individual in your own capacity, or as a joint applicant with one or two other individuals (this would represent one application).
You can also complete this form on behalf of a company or a person under the age of 18, as trustee of a trust or superannuation fund, as executor of an estate or partnership (or, if the trustee, executor or partner is a company, on behalf of that company). An authorised office bearer may apply on behalf of a club or incorporated body.
You should refer to the table overleaf for instructions on how to fill out the applicant’s name(s) on the application form.
C Enter address details. You must use an Australian address. If you are making a joint application, the address should be that of the first person named on the form. All further correspondence will be mailed to this address.
D CHESS HIN. If you are already a CHESS participant, or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here.
Lower Portion of Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your STD code.
Record your total payment. This should be the same as the amount shown in Box A.
Signatures. Please sign on the reverse of the application form where indicated.
Recording your cheque details. Please record your cheque(s) details in the table provided on the reverse side of the application form. Make your cheque(s) payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian branch of an Australian Bank, crossed ‘Not Negotiable’.
Recording your reference number. Write your reference number on the back of your cheque(s) and at the bottom of this page in the space provided.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE ORANGE, GREEN OR RED PERSONALISED APPLICATION FORMS
If you are a current Telstra shareholder, a client of a broker or financial planner or have requested for a Prospectus and personalised application form via the Telstra 3 Telephone Information Centre or Telstra 3 Share Offer website you should have received an orange, green or red personalised application form. All your personalised details have already been recorded on the application form. To complete the application form please follow the instructions below.
1 Enter the total number of shares you wish to apply for All applicants: The minimum number of shares you may apply for is 500, and above this in multiples of 50 thereafter. Applications can be for up to a maximum of 200,000 shares.
Shareholders only: Listed on the form will be your entitlement to shares. You may apply for more shares or less shares than your shareholder entitlement. If you apply for more shares than your shareholder entitlement you will be allocated at least the amount of your shareholder entitlement if applications need to be scaled back. Shareholder entitlements for Retail Investors are subject to a maximum guaranteed entitlement of 200,000 shares. See section 2.4.2 of the Prospectus for details of how your entitlement was calculated. If your Telstra shareholding changed between Friday 15 September 2006 and Friday 13 October 2006, your entitlement may vary from what is shown.
2 Enter the total amount payable for the first instalment. This is calculated as the number of shares applied for multiplied by the first instalment amount per share of $2.00. Be sure that your cheque(s) total this amount. Use the Ready Reckoner below to help calculate the correct amount payable for the first instalment. The purchase price of shares is payable in two instalments. This payment is for the first instalment only.
Tear Off Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your STD code.
Record your total payment. This must equal the amount shown in Box 2.
Signatures. Please sign on the reverse of the tear-off application form where indicated.
Recording your cheque details. Please record your cheque(s) details in the table provided on the reverse side of the tear-off application form. Make your cheque payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian branch of an Australian Bank, crossed ‘Not Negotiable’.
Recording your reference number. Write your reference number on the back of your cheque(s) and at the bottom of this page in the space provided.
READY RECKONER FOR FIRST INSTALMENT – FOR EXAMPLE 1,000 SHARES @ $2.00 PER SHARE = $2,000
This Ready Reckoner will help you calculate the money you need to pay for the first instalment at $2.00 per share.

Shares	Amount	Shares	Amount	Shares	Amount
500	$1,000	2,000	$4,000	10,000	$20,000

750	$1,500	3,000	$6,000	50,000	$100,000

1,000	$2,000	5,000	$10,000	100,000	$200,000

Record your reference number(s) here:
Telstra 3 Share Offer | 33

HOW TO FILL OUT YOUR NAME(S) ON THE APPLICATION FORM
Use <> brackets and the letters A/C where indicated. If applicable, and you wish to apply for the shares using your CHESS HIN, you must write your name in EXACTLY THE SAME FORMAT as it appears on your CHESS transaction confirmation statement(s).

INCORRECT FORM OF
TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION	REGISTRATION

Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards

Company Use the company’s full title, not abbreviations	Liz Biz Pty Ltd	Liz Biz P/L or Liz Biz Co

Joint application Use full and complete names	Mr Peter Paul Tranche Ms Mary Orlando Tranche	Peter Paul & Mary Tranche

Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C>	Alessandra Smith Family Trust

Deceased estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased

Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton

Partnerships Use the partners’ personal names	Mr Frederick Samuel Smith Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son

Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones

Clubs/Unincorporated bodies/Business names	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club
Use office bearer(s) personal name(s)

Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Ltd <Super Fund A/C>	XYZ Pty Ltd Superannuation Fund
Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated spaces at section B on the Application Form.
EXAMPLES OF HOW TO COMPLETE YOUR PERSONAL DETAILS
INDIVIDUAL
JOINT (WITH ONE OR TWO OTHERS)
COMPANY
EXAMPLES OF USE OF <DESIGNATED ACCOUNT> TRUST
MINOR
34 | Telstra 3 Share Offer

high-margin PSTN revenue stream and to grow its mobile, Internet and other next generation revenues.
Telstra intends to streamline its businesses, systems and operations to reduce the high operating costs associated with maintaining and supporting complex legacy IT systems, products and services. However, Telstra expects depreciation and amortisation to increase as it invests heavily in transforming its IT base, together with the acceleration of depreciation for certain assets that are being phased out.
A number of key regulatory decisions and determinations are still unresolved. In August 2006, for example, the ACCC made several interim determinations reducing ULLS access pricing for some of Telstra’s largest wholesale customers to $17.70 per month in band 2 (representing the metropolitan area, where the greatest number of ULLS services will be provided). These decisions are only interim determinations by the ACCC and the ACCC’s final determinations can be higher or lower than this price. Telstra is uncertain as to the ACCC’s timeframe for making these final determinations.
Telstra no longer proposes to build a fibre to the node (FTTN) network because it disagreed with the ACCC as to the costs which could be taken into account in setting a price at which Telstra’s competitors could use that network.
FINANCIAL YEAR 2007 OUTLOOK
Telstra is in the early years of its transformation which has required increased capital and operating expenditures to roll-out new networks and implement Telstra’s planned system and operational changes, resulting in significant reductions to its earnings and cash flows.
Accordingly, Telstra expects that its financial year 2007 financial results will show:

▪	reported revenue (total income) growth of between 1.5% and 2.0% compared with Telstra’s financial year 2006 total income of $23,100 million;

▪	reported earnings before interest and income tax expense (EBIT) growth in the range of 2.0% and 4.0% compared with Telstra’s financial year 2006 EBIT of $5,497 million and a decline in the range of 18% and 20% compared with Telstra’s financial year 2005 EBIT of $6.935 million. Note 7(b) of Telstra’s audited Financial Report (page 156 of Telstra’s 2006 Annual Report) and Note 5 of the audited Concise Financial Report (page 70 of Telstra’s 2006 Annual Review) disclose that in explaining the 2006 financial performance it is relevant to note that expenses associated with the implementation of the strategic review initiatives of $1.1 billion were incurred. Telstra expects similar net costs of approximately $0.8 billion to be incurred in 2007; and

▪	reported cash capital expenditure (excluding investments) in the range of $5,400 million to $5,700 million.
Importantly, Telstra’s ability to achieve the financial year 2007 outlook described above, as well as Telstra’s outlook for the first and second halves of financial year 2007 described below, is subject to a number of key assumptions, including:

▪	not building an FTTN network;

▪	a band 2 ULLS price of $17.70 per month applying to all wholesale customers for the remainder of financial year 2007;

▪	no additional redundancy and restructuring provision;

▪	slowing the decline in PSTN revenues;

▪	retail volume growth in mobiles voice and data traffic, dependent in part on the successful roll out of NEXT G™ network services;

▪	growth in the retail broadband market and in Telstra’s market share;

▪	growth in Sensis print and online revenues;

▪	not exceeding budgeted net transformation related operating expenditure costs of approximately $0.5 billion; and

▪	general productivity gains from Telstra’s reduced workforce.
Telstra’s ability to achieve its financial year 2007 outlook is also subject to significant risks. See section 4 ‘Risk Factors’ for a description of these key risks.
Telstra expects financial year 2007 to be the largest transformation spend year in terms of operating and capital expenditure. Provided there are no further material adverse regulatory outcomes and Telstra continues to be successful in implementing its transformation strategy, Telstra expects its free cash flow to improve in financial year 2008 compared with financial year 2007.
TWO MONTHS ENDED 31 AUGUST 2006 REVIEW
Telstra’s unaudited operating results for the two month period ended 31 August 2006 compared with the prior corresponding period show the following:

▪	sales revenue growth of 3.3% reflecting continued growth in retail broadband of 41%, mobiles of 9.0% and advertising and directories revenue of 10.6%. This growth was partially offset by the decline in PSTN revenues of 5.9% as the market continues its trend from high-margin PSTN products and services to lower-margin emerging telecommunication products and
Telstra 3 Share Offer | 35

3. Overview of Telstra (continued)

services. In addition, the rise in sales revenue reflected the inclusion of revenues for the New World Mobility Group; and

▪	EBIT decline of 8.6% as Telstra’s income growth during the two months was offset by higher expenses mainly due to an increase in cost of goods sold led by additional take up of Telstra’s 3G mobile handsets, and a rise in the number of subscribers to Telstra’s services and higher depreciation and amortisation expenses attributable to its transformation initiatives. The increase in expenses was partially offset by lower labour expenses reflecting a reduction in the number of staff.
Telstra believes that its results for the first two operating months of financial year 2007 are consistent with the trends identified during financial year 2006 and Telstra is on track to achieve its financial year 2007 outlook. Investors should note, however, that these results are only for two months and are not necessarily indicative of what Telstra’s results will be for the whole year.
FIRST HALF FINANCIAL YEAR 2007 OUTLOOK
Telstra expects that its reported results for the first half of financial year 2007 will be impacted by the following factors:

▪	revenue will be impacted by the distribution of Melbourne Yellow™ being completed in the second half of financial year 2007, therefore the revenue will be recognised in the second half of financial year 2007. In financial year 2006, distribution of Melbourne Yellow™ was completed in the first half of financial year 2006 and as a result, the revenue was recognised in the first half of financial year 2006;

▪	expenses will include significant transformation related costs in the first half of financial year 2007 compared with no transformation expenses in the first half of financial year 2006;

▪	revenue and expenses for CSL New World will be included for the full year in financial year 2007; and

▪	accelerated depreciation and amortisation expenses in the range of $150 million to $175 million will be reported in the first half of financial year 2007, reflecting Telstra’s transformation, compared with no accelerated depreciation and amortisation in the first half of financial year 2006.
As a result of these factors, Telstra expects its reported EBIT to be 17% to 20% lower in the first half of financial year 2007 compared with the first half of financial year 2006.
SECOND HALF FINANCIAL YEAR 2007 OUTLOOK
Telstra expects that its reported results for the second half of financial year 2007 will be impacted by the following factors:

▪	revenue will be impacted by the distribution of Melbourne Yellow™ being completed in the second half of financial year 2007, therefore the revenue will be recognised in the second half of financial year 2007. In financial year 2006, distribution of Melbourne Yellow™ was completed in the first half of financial year 2006 and as a result, the revenue was recognised in the first half of financial year 2006;

▪	expenses will reduce in the second half of financial year 2007 compared with the second half of financial year 2006. During financial year 2006, transformation costs were only incurred in the second half of financial year 2006 including the redundancy and restructuring provision. Telstra does not expect to raise a redundancy and restructuring provision during financial year 2007; and

▪	revenue and expenses for CSL New World will be included for the full year in financial year 2007.
As a result of these factors, Telstra expects its EBIT to be 37% to 40% higher in the second half of financial year 2007 compared with the second half of financial year 2006. Due to the combination of Telstra’s expected first half and second half reported results for financial year 2007, Telstra expects reported EBIT for financial year 2007 to increase between 2.0% and 4.0% compared with financial year 2006 as previously outlined.
3.6 Dividends
The Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of 28 cents per share for financial year 2007. This assumes that Telstra continues to be successful in implementing its transformation strategy and there are no further material adverse regulatory outcomes during the course of financial year 2007.
The Board is unable to give guidance on ordinary dividends for financial year 2008 owing to the continuing uncertainty attached to regulatory outcomes and the impact on its business, as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to the company’s earnings and cash flow, as well as regulatory impacts.
36 | Telstra 3 Share Offer

3.7 Organisational structure
Telstra operates through a number of strategic and corporate centre business units. Telstra’s strategic business units are as follows:

▪	Telstra Consumer Marketing and Channels is responsible for serving Telstra’s consumer customers, offering Telstra’s full range of products and services including fixed lines, mobiles, Internet access, and pay TV services. It also has responsibility for mass marketing channels including Telstra’s call centres, Telstra shops and the dealer network.

Telstra Consumer Marketing and Channels is focused on designing, delivering and developing products and services based on the needs of its customers. Using the principles of market based management, it aims to deliver a broader range of integrated and innovative products and services that are flexible, reliable, simple and capable of meeting customer needs.

▪	Telstra Business is responsible for serving the needs of Australia’s small to medium enterprises with fixed line, mobile, broadband, as well as data and Internet solutions tailored for business.

Telstra Business is focused on providing SME customers with business solutions that allow them to do business their way.

▪	Telstra Enterprise and Government is responsible for providing innovative Information and Communications Technology (ICT) solutions to large corporate and government customers in Australia and New Zealand. It is also responsible for KAZ Group Pty Limited (KAZ) and TelstraClear. KAZ and Telstra service Telstra’s Enterprise and Government customers’ IT needs. TelstraClear is New Zealand’s second largest full service telecommunications company, providing innovative market leading products and services to the business, government, wholesale and residential sectors. Telstra Enterprise and Government is also responsible for Telstra’s Global Business operations, recently renamed Telstra International.

Telstra Enterprise and Government is focused on partnering with Telstra’s customers to provide innovative products and solutions that add value to their business.

▪	Telstra Country Wide® provides telecommunications and information technology services to customers in outer metropolitan, regional, rural and remote parts of Australia.

Telstra’s transformation aims to change the technology landscape in country Australia with a profound impact on the delivery of services to regional and rural customers. The recent launch of the NEXT G™ network brings high speed wireless broadband and new features such as video calling and content rich entertainment to many areas for the first time. It will also provide a broadband solution to those customers who have good mobile coverage but live outside the distance limitations of ADSL.

▪	Telstra BigPond® is responsible for the management and control of Telstra’s retail Internet products, BigPond® brand and marketing, services and content, contact centres, customer relations and associated functions, for broadband and dial-up delivery.

BigPond is focused on growing broadband subscribers, the provision of content and value added services and improving the customer experience.

▪	Sensis is Telstra’s advertising, search and information services business. Sensis manages three of Australia’s leading brands: Yellow™, White Pages® and Trading Post®, along with the CitySearch® online city guide, the Whereis® online, mobile and satellite navigation services, the GoStay™ print guide and online complementary website, the sensis.com.au search engine, the Sensis® 1234 voice service and the 51% owned SouFun investment, a leading real estate and home furnishing website in China.

Sensis is an integral part of Telstra’s overall strategy and vision and aims to continue to innovate to drive user and advertiser value and growth. Sensis is focused on building on its recent success by defending and growing print revenues and margins, driving continued rapid growth online and managing new growth opportunities in its emerging satellite navigation, digital marketing services and transactional businesses.

▪	Strategic Marketing is responsible for Telstra’s corporate strategy, mergers and acquisitions and the overall marketing, pricing, brand, sponsorship, promotions and advertising direction of Telstra. Strategic Marketing is also responsible for Telstra Asia, which manages Telstra’s international interests in the region and directs Telstra’s offshore strategy with a current focus on enhancing the value of its existing investments, profitably rationalising non-core-assets and positioning Telstra to capture high growth opportunities, particularly in China and South East Asia.
Telstra 3 Share Offer | 37

3. Overview of Telstra (continued)

▪	Telstra Media is responsible for Telstra’s FOXTEL investment.

▪	Telstra Operations has responsibility for the core or shared elements of Telstra’s infrastructure and related support units. Using a ‘one factory’ approach to improve Telstra’s customer service delivery and customer satisfaction, the group includes Telstra Services, Network and Technology, Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management, Billing and the corporate Program Office. The Program Office identifies and prioritises opportunities for streamlining, implementing and coordinating all aspects of Telstra’s transformation strategy implementation.

▪	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market, including fixed, wireless, data and Internet, transmission and IP, interconnection, access to network facilities, and retail/rebill products. It also serves global wholesale markets to satisfy growing Internet and high bandwidth needs.

Telstra Wholesale is committed to building strong commercial relationships that encourage and enable existing customers and new participants to succeed by providing the support and solutions needed to grow their business.
3.8 Telstra’s main activities and international investments
Telstra offers a broad range of telecommunications and information products and services to a diverse customer base.
BASIC ACCESS SERVICES
Basic access services are the telecommunications backbone into most homes and businesses in Australia. Telstra’s basic access service includes installing and maintaining connections between customers’ premises and its Public Switched Telephone Network (PSTN) and providing basic voice, facsimile and Internet services.
LOCAL, NATIONAL LONG DISTANCE, FIXED TO MOBILE AND INTERNATIONAL CALLS
Telstra provides local call services to more residential and business customers than any other service provider in Australia. It is the leading provider of national long distance and international telephone services in Australia and provides fixed to mobile calls from its PSTN/ISDN to a mobile network.
In addition, Telstra provides value added services such as voicemail, call waiting, call forwarding, call conferencing and call return and offers a number of inbound call services.
Telstra also provides customer premises equipment for rental or sale to its residential, consumer, business and Government customers and is the leading provider of payphones in Australia.
MOBILE TELECOMMUNICATION SERVICES
Telstra offers a wide range of mobile services to its customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services. These services are currently provided over a number of networks:
NEXT G™ 3GSM 850
Telstra’s 3GSM 850 NEXT G™ wireless network was launched on 6 October 2006 and provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
3GSM 2100
Telstra has a 3GSM 2100 network sharing arrangement with Hutchison under which it has access to an existing 3GSM 2100 network which covers over 50% of the Australian population in a number of mainland capital cities.
GSM digital service
Telstra’s digital GSM network covers around 96% of the Australian population.
CDMA digital service
Telstra’s existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. Telstra intends to close its CDMA network once its national NEXT G™ network provides the same or better coverage than the CDMA network and the software upgrades are complete and any necessary Government approvals have been gained.
Other Mobile Services
Telstra also operates Telstra Mobile Satellite and offers a number of BigPond® services which enables customers to use their mobile phones to browse and purchase a broad range of up-to-date information and entertainment and to access content.
38 | Telstra 3 Share Offer

DATA AND INTERNET SERVICES
Telstra provides new generation data and Internet services including broadband and dial-up services for consumers and small and medium business customers across Australia through BigPond®, business grade Internet solutions, IP Solutions, Business DSL and IP based WAN.
Telstra BigPond® provides online and mobile content services which include music, movies, games, sports entertainment, video on demand and DVD rental offerings.
Telstra also offers other data services, in some cases with business partners, including collaboration services, e-commerce solutions, online customer management facilities, digital video networks and managed wide area networks (WANs).
ADVERTISING, SEARCH AND INFORMATION SERVICES
Telstra is a leading provider of advertising, search and information services through its wholly owned subsidiary, Sensis. Sensis’ popular information services include Australia’s leading business directory – Yellow™, White Pages®, Trading Post®, CitySearch® and Whereis®.
Sensis also operates the Yellow™ OnLine site and the White Pages® OnLine sites and participates in the travel and accommodation market with its GoStay™ print guide and its complementary website – gostay.com.au. The GoStay™ print guide has the largest distribution of any printed Australian travel guide.
Telstra has recently purchased a 51% shareholding in SouFun, a leading real estate and home furnishing website in China. SouFun provides an attractive entry point into China, one of the world’s fastest growing economies.
WHOLESALE SERVICES TO OTHER CARRIERS, CARRIAGE SERVICE PROVIDERS AND ISPS
Telstra is Australia’s leading full service wholesaler of telecommunications solutions and network capacity and provides a range of products specifically tailored for wholesale customers, including:

▪	resale products;

▪	interconnection services, preselection services and access to network facilities such as ducts, towers and exchange space;

▪	domestic and international transmission services;

▪	broadband, IP backbone and traditional data services; and

▪	both GSM and CDMA mobile products and services.
Telstra also manages and delivers a wide range of customer processes for wholesale customers.
INFORMATION AND COMMUNICATIONS TECHNOLOGY (ICT) SOLUTIONS, SERVICES AND OUTSOURCING
Telstra partners with its wholly owned subsidiary, KAZ, to service Telstra’s medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and Telstra’s telecommunications strengths gives Telstra market leading capabilities in the provision of end-to-end ICT services and solutions.
SUBSCRIPTION TELEVISION
Telstra owns 50% of FOXTEL, with Publishing and Broadcasting Limited and News Corporation Limited each owning 25%.
FOXTEL is Australia’s leading provider of subscription television services, with over 1.25 million subscribers (including resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split reasonably equally between those homes passed by Telstra’s hybrid fibre co-axial (HFC) cable and those covered by a satellite distribution.
Telstra is the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in Telstra’s cabled areas, and Telstra receives a share of FOXTEL’s cable subscription television revenues. Telstra also resells Austar subscription television services.
INTERNATIONAL INVESTMENTS
Telstra’s major international investments include:

▪	CSL New World. Telstra owns 76.4% of CSL New World Mobility Group, Hong Kong’s leading mobile operator;

▪	TelstraClear. Telstra owns 100% of TelstraClear, the second largest full service carrier in New Zealand;

▪	REACH. Telstra is a 50/50 joint venture participant with PCCW in REACH. REACH is a provider of global connectivity and international voice and satellite services; and

▪	SouFun. Telstra owns 51% of SouFun, a leading real estate and home furnishing website in China.
Telstra also has a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider which owns and operates a fibre optic cable between Australia and Japan.
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3. Overview of Telstra (continued)
3.9 Historical financial information
The tables on the following page show historical income, balance sheet and cash flow information derived from Telstra’s 2006 audited Financial Report.
The historical financial information has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). Comparative figures for financial year 2005 have been restated to reflect the adoption of A-IFRS, with the exception of the accounting standards on financial instruments that were subject to an exemption and adopted from 1 July 2005. Refer to note 36 of Telstra’s 2006 audited Financial Report, which is included in Telstra’s 2006 Annual Report, for reconciliations and descriptions of the impact of transition to A-IFRS on Telstra’s income statement, balance sheet and statement of cash flows.
INCOME STATEMENT1– SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006[2]	2005
	A$m	A$m

Revenue (excluding finance income)[3]	22,772	22,181
Other income	328	261
Total income (excluding finance income)	23,100	22,442
Expenses[4]	13,516	11,978
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)[4]	9,584	10,464
Depreciation and amortisation	4,087	3,529
Earnings before interest and income tax expense (EBIT)	5,497	6,935
Net finance costs	936	880
Income tax expense	1,380	1,746
Profit for the year	3,181	4,309

	cents	cents

Basic Earnings per share	25.7	34.7
Diluted Earnings per share	25.7	34.6

Total dividends declared per share[5]	34.0	40.0

1	Refer to the income statement in Telstra’s 2006 audited Financial Report (page 118 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 60 of Telstra’s 2006 Annual Review) for further details.

2	A discussion of material items, including the financial impact of Telstra’s transformation strategy, relevant in explaining Telstra’s financial year 2006 financial performance is contained in note 7 of Telstra’s 2006 audited Financial Report and note 5 of Telstra’s 2006 audited Concise Financial Report.

3	Includes sales revenue and other revenue. Refer to the notes to the income statement in Telstra’s 2006 audited Financial Report and Concise Financial Report for further details.

4	Includes share of net (gain)/loss from jointly controlled and associated entities. Refer to the income statement in Telstra’s 2006 audited Financial Report and Concise Financial Report for further details.

5	The dividends declared include special dividends of 6.0 cents for 2006 and 12.0 cents for 2005 as disclosed in note 4 of Telstra’s 2006 audited Financial Report (page 143 of Telstra’s 2006 Annual Report) and note 4 of the audited Concise Financial Report (page 69 of Telstra’s 2006 Annual Review).
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BALANCE SHEET1 – SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006	2005
	A$m	A$m

Current assets	4,879	5,582
Non current assets	31,296	29,629

Total assets	36,175	35,211

Current liabilities	7,886	6,412
Non current liabilities	15,457	15,141

Total liabilities	23,343	21,553

Total equity	12,832	13,658

1	Refer to the balance sheet in Telstra’s 2006 audited Financial Report (page 119 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 61 of Telstra’s 2006 Annual Review) for further details.
CASH FLOWS1 – SUMMARISED DATA FOR FINANCIAL YEAR 2006 AND 2005

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net cash provided by operating activities	8,562	8,960
Net cash used in investing activities	(4,012)	(3,766)
Free cash flow[2]	4,550	5,194
Net cash used in financing activities	(5,399)	(4,347)

Net increase/(decrease) in cash	(849)	847

1	Refer to the statement of cash flows in Telstra’s 2006 audited Financial Report (page 121 of Telstra’s 2006 Annual Report) and audited Concise Financial Report (page 63 of Telstra’s 2006 Annual Review) for further details.

2	Cash from operating activities less cash used in investing activities.
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4. Risk Factors
Telstra faces several risks, whether they be regulatory, transformation related or from the general market or operating conditions. The following describes some of the significant risks that could affect Telstra. These risks are also described in the 2006 Supplemental Information. Some risks may be unknown to Telstra or the Commonwealth and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect Telstra’s business, profits, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Prospectus and the cautionary statement regarding forward looking information in the ‘Important notices’ section of this Prospectus.
4.1 Regulatory risks
Telstra operates in a highly regulated environment that significantly affects its business. In particular, Telstra believes regulation can limit Telstra’s ability to pursue certain business opportunities and the returns it can generate for its shareholders. Regulation impacts the way Telstra does business and Telstra believes it is the most significant ongoing risk to Telstra. There can be no assurance as to future policies and regulatory outcomes. Regulatory outcomes may be significantly adverse to Telstra shareholders. Telstra believes the current regulatory regime is value destroying. However, Telstra is committed to seeking regulatory reform on behalf of its shareholders.
Telstra faces substantial regulatory risks that it believes have, and will continue to have, substantial adverse effects on its business.
A description of the aims of the regulatory regime is set out in section 5.3 ‘Commonwealth as shareholder and regulator’.

Risk	Description	Risk Impact

Access Pricing	The ACCC can require Telstra to provide certain services to its competitors using its networks, at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree. In many cases Telstra has disagreed with the ACCC’s calculation of these costs. The ACCC is yet to issue final determinations in arbitrations about prices Telstra charges its competitors for various services, including for unconditioned local loop service (ULLS) and spectrum sharing service (SSS). Telstra is effectively required by law to charge the same prices for a basic line rental service for all retail customers across Australia. The ACCC has not, however, adopted an averaging approach in assessing ULLS prices Telstra can charge its competitors to access its network. Instead, the ACCC has in its interim decisions set prices which differentiate between metropolitan and non-metropolitan areas. As a result of this and differences in the approaches to estimating costs, the prices set to date are well below Telstra’s calculation of the efficient costs of supply. In addition, the ACCC proposes to significantly reduce SSS prices which Telstra believes would lead to accelerated growth in SSS, enabling Telstra’s competitors to provide broadband and VoIP services while Telstra is restricted to supplying basic access services. Further, Telstra believes such reduced access prices would be likely to lead to a reduction in Telstra’s retail prices.	Telstra’s competitors can target customers in metropolitan areas where access prices are low, leaving Telstra to provide services to some customers in high cost regional and rural areas at the same retail price as in metropolitan areas.

The ACCC may reduce access prices further which would adversely affect Telstra’s revenues, earnings and shareholder returns, including dividends. Telstra will consider all avenues open to it to challenge any such outcome.

Restrictions on future investments in Telstra’s business	Telstra seeks a competitive rate of return when it invests its capital. If Telstra cannot be confident that ACCC regulation of prices for competitor access to a new network will allow a competitive rate of return, Telstra will not invest in the network.	Telstra believes FTTN is an example of how Telstra is and could be exposed to significant limitations and costs in relation to its current and future activities, which may make it prudent for Telstra not to engage in some business activities or to delay or defer capital projects.
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Risk	Description	Risk Impact

Restrictions on future investments in Telstra’s business (continued)	This year, Telstra planned to start building a $3 billion FTTN network. However, Telstra disagreed with the ACCC on the price its competitors should pay for access to the network and, as a result, Telstra decided not to build the network.	Telstra believes these regulatory risks could therefore have an adverse effect on the returns Telstra can generate for its shareholders and could benefit its competitors.

Mandated access to Telstra networks	A key part of Telstra’s transformation strategy involves deploying next generation networks, including its new NEXT G™ wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to this network should be required. Telstra believes such compulsory competitor access would not be appropriate because of the wide availability of competing wireless networks.	If the ACCC allows competitors to access Telstra’s new NEXT G™ wireless network, this would deprive Telstra of the benefits of the wider coverage of its network and Telstra believes this would materially adversely affect its business and shareholder returns, including dividends. This may undermine Telstra’s commercial incentives to continue to invest in the NEXT G™ wireless network, for example, to increase data speeds.

Conduct regulation	Telstra and the ACCC differ in critical instances in their views of what amounts to anti-competitive conduct in breach of the Trade Practices Act. For example, the ACCC has stated it has reason to believe that Telstra, by raising its basic access prices to competitors without a similar increase in retail prices, has engaged in anti-competitive conduct. In Telstra’s view, an increase in access prices to allow a greater recovery of its costs is not anti-competitive conduct.	The ACCC may in future reach the view that other Telstra conduct is a breach of the Trade Practices Act. For example, a refusal by Telstra to supply services to its competitors for what Telstra believes to be normal commercial reasons may in the ACCC’s view be a breach of the Act.

	The ACCC may take Telstra to the Federal Court for this alleged breach. The maximum potential penalties which the Court could impose exceed $470 million as at 30 September 2006 and are increasing at $3 million per day. Optus has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. Telstra will vigorously defend the proceedings on the basis that it has not acted anti-competitively and should be allowed to move its prices closer to its costs.	Telstra believes that, should the ACCC allege anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have Telstra modify what Telstra believes to be normal commercial behaviour.

Wide regulatory discretion	The Minister for Communications has a broad power to impose and vary licence conditions on Telstra. For example, the requirement to operate separate retail, wholesale and network business units (operational separation) places an additional burden on Telstra with many restrictions imposed on the way it runs its business. In addition, Telstra is subject to retail price controls and is obliged to make certain uneconomic services available in rural and remote areas, without receiving what in Telstra’s opinion is a fair contribution to its costs from its competitors.	The real risk with operational separation, in Telstra’s opinion, lies in the power of the Minister to determine the way Telstra conducts its business by directing it to vary its operational separation plan, subject to the aims and objects of the legislation which are very broad.

These regulatory discretions could in Telstra’s opinion be used with a significant adverse effect on Telstra.
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4. Risk Factors (continued)
4.2 Transformation strategy risks
Telstra may not succeed in implementing its transformation strategy or the strategy may not achieve the expected benefits.
Telstra has invested substantial capital and resources in the development, streamlining and modernisation of its networks and systems and has embarked on a substantial transformation of Telstra. However, Telstra may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. Further, transformation may not be an adequate solution to the ever present operational, competitive and technological risks.

Issue	Description	Risk Impact

Scale of transformation	The transformation strategy impacts all of Telstra’s businesses, key systems and processes. It represents a complex and fundamental change in the way Telstra does business and requires large-scale customer migration as old networks and systems are replaced. Telstra’s transformation strategy is, in Telstra management’s view, the most comprehensive of any telecommunications company worldwide. Much of the new technology to be used in the transformation has not been deployed on a similar scale before and the timetable for implementation is aggressive. The next generation technologies which Telstra is deploying span its fixed line and NEXT G™ wireless networks and IT systems and processes. Other than NEXT G™, Telstra is still in the early stages of rolling out these technologies. The transformation program is very costly and has resulted in significant declines in Telstra’s earnings and cash flow available for reinvestment or the payment of dividends.

The IT component of the transformation is the most complex and highest risk element of the plan and is in the early stages of implementation.

There is a significant risk that Telstra may not be successful in the implementation of its transformation strategy and in restoring earnings and cash flows to the level that existed when the transformation commenced.	The expected benefits of Telstra’s transformation strategy may not be achieved or may be delayed, with a risk that Telstra will lose market share and profitability. If the transformation is not successful, there may be a significant reduction in shareholder returns including dividends. Telstra faces other risks in executing its transformation including:
▪    Telstra’s new technologies and network and IT support systems do not function as anticipated;

▪    customer take-up and migration to new products and services, for example Telstra’s recently launched NEXT G™ network, may be significantly less than planned and customers may not be willing to pay for some of the value-added services;

▪    the migration of Telstra’s CDMA subscribers may take longer than expected, leading to significant additional costs for Telstra;

▪    key vendors, on which Telstra is dependent, may not perform as expected;

▪   extended delays and other execution problems may occur in implementation of its transformation strategy;

▪    competitors may in time offer similar services and capabilities; and

▪    Telstra’s actual capital and operating costs may turn out to be substantially greater than those budgeted.

Key personnel	The success of Telstra’s transformation strategy is highly dependent on key personnel at Telstra. Telstra’s CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise.	A loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on Telstra’s ability to achieve the transformation strategy and consequently on Telstra’s shareholder returns, including dividends. Also, there is a risk that if the CEO were to leave Telstra one or more of the overseas executives he has recruited may also leave.

Retaining and attracting skilled and experienced people	As technology evolves Telstra will need to attract, retain and train its workforce.	Relevant skills are in short supply worldwide. This could impact Telstra’s ability to remain competitive.
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4.3 Market and operating risks
Aside from the regulatory and transformation risks, Telstra faces general market and operating risks. These risks may arise from changes in economic conditions both in Australia and the world, actions by Telstra’s competitors and changing consumer trends.

Issue	Description	Risk Impact

Continued decline in high margin fixed line products and services	Telstra’s traditional fixed line (or PSTN) revenues declined by 6.7% in financial year 2006. This decline will continue and may accelerate because of increasing competition, substantial regulatory impacts and the continued development of technologies that are able to offer increasingly viable alternatives to Telstra’s PSTN services – such as mobiles and broadband services. PSTN revenues comprise a significant portion of Telstra’s revenues and provide high margins and strong cash flows that enable it to invest in and develop its business.	If Telstra is unable to arrest the rate of decline, manage costs and grow alternative revenue sources in newer lower-margin products and services such as mobiles and broadband, Telstra’s earnings and shareholder returns, including dividends, could be materially adversely affected.

Rapid technology change and convergence of traditional telecommunications markets	Rapid changes in telecommunications and IT are continuing to redefine the markets in which Telstra operates. These changes are likely to broaden the range and capabilities and reduce the costs of infrastructure capable of delivering these products and services, leading to greater competition. Telstra is responding through the modernisation of its networks and systems, including the deployment of the NEXT G™ network.	Future technology and market changes may create the need for other network and system changes at considerable cost to Telstra.

Competition	Although the overall Australian telecommunications market has experienced growth, Telstra has lost substantial market share in some key markets as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. As a result, Telstra has lowered the prices of its products and services. Telstra has also implemented strategies to better understand its customers and concentrated on delivering new and better products and services to remain competitive.	Telstra expects vigorous competition, including price- and facilities-based competition, to continue or accelerate with competitors marketing aggressively to its high-value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on Telstra’s financial results.

The Government has announced Connect Australia, a $1.1 billion scheme to subsidise the building of infrastructure and the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas.

Separately, nine of Telstra’s competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers.

Joint investments	Telstra is in joint control of some of its businesses like FOXTEL, REACH, its 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL New World and SouFun.	Certain key matters in these businesses require the agreement of Telstra’s partners. Any disputes or disagreements from time to time with its partners may negatively affect Telstra’s ability to pursue its business strategies.
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4. Risk Factors (continued)

Issue	Description	Risk Impact

Network and system failures	Telstra’s networks are vulnerable to extreme weather, cable cuts and intentional wrongdoing. Hardware or software failures and computer viruses could also affect the quality of its services. Major customer requirements could be in excess of Telstra’s capacity to supply.	Any of these occurrences could result in customer dissatisfaction and compensation claims as well as reduced revenue and earnings.

Electromagnetic Energy (EME)	Reports have suggested that EME emissions from wireless equipment may have adverse health consequences. However, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards.	Any widespread perception of EME risks may adversely affect Telstra’s wireless business.
4.4 Investment and other risks

Issue	Description	Risk Impact

New director sought by the Commonwealth	There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.

Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Offer at which time the Commonwealth will still own 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the AGM and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.

Mr Cousins was a part-time consultant to the Prime Minister for 9 years resigning upon his nomination for the Board.	The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.

However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
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Issue	Description	Risk Impact

New director sought by the Commonwealth (continued)	The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see section 5.7 ‘Future Fund’). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.

The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Notice of Meeting for the AGM, the Board did not recommend that shareholders vote in favour of Mr Cousins.

To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
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4. Risk Factors (continued)

Issue	Description	Risk Impact

Lower level of dividends	The Board’s current intention is to declare dividends totalling 28c per share fully franked for the 2007 financial year, subject to Telstra continuing to be successful in implementing its transformation strategy and there being no further material adverse regulatory outcomes during the course of the year.	There is a risk that if Telstra is unsuccessful in implementing its transformation strategy or there are material adverse regulatory or other outcomes, the amount of dividends in any year may be reduced or not fully franked which would negatively affect yield.

Future Fund as a substantial shareholder	The Commonwealth will transfer its unsold Telstra shares to the Future Fund. The Future Fund will have a substantial shareholding in Telstra which, after a 2 year escrow period, it will be required to sell down over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued share capital).	A sale or anticipated sale by the Future Fund of Telstra shares could reduce the price of Telstra shares, and could negatively impact the timing and effectiveness of capital raising activities, with an adverse impact on Telstra’s cost of capital.

	The Finance Minister may also issue ministerial directions to the Future Fund Board in relation to Telstra shares held by the Future Fund, including specifying how voting rights relating to the shares are exercised.	Whilst the Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the subsequent sell-down), a future Government might take a different approach, using the directions power to vote the shares held by the Future Fund to pursue Government objectives.

There is also a risk that the interests of the Future Fund and /or the Commonwealth may not be aligned with the interests of other shareholders, and the Future Fund could take actions that are not in the best interests of Telstra’s other shareholders.

Instalment receipts and market risk	Several factors, many of which are beyond the control of Telstra, may affect the price of the instalment receipts and the underlying shares, including overall economic conditions, changes in government policies, movement in interest rates and stock markets and general operational and business risks relating to Telstra and investor perception of the success of the transformation strategy.	The price at which instalment receipts trade may be higher or lower than the amount of the first instalment. In addition, the price of Telstra shares following payment of the final instalment may be less than the total price you paid for them.

Instalment receipts may trade at a price reflecting a premium or discount to the price of fully-paid Telstra shares

The partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
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5. Additional information
5.1 Materials in the Appendix
The following is an indication of the materials contained in the Appendix:

▪	Interests of and benefits to Directors required to be disclosed by the Corporations Act, including their interests in the Offer

▪	Interests of named advisers and experts required to be disclosed by the Corporations Act, including benefits given or agreed to be given for their services in connection with the Offer

▪	Consents given by certain persons named in the Prospectus to be so named and disclaimer

▪	Telstra’s expenses relating to the Offer which the Commonwealth has agreed to reimburse

▪	Further information about the Institutional Offer, including bidding in the global bookbuild, the Institutional Offer allocation policy and setting of the final price in the Institutional Offer

▪	Entitlement of nominee and Telstra ESOP holders under the Shareholder Entitlement Offer

▪	Principal ASIC relief including confirmations of, modifications to and exemptions from the Corporations Act in connection to the Offer

▪	Principal ASX waivers and confirmations in respect of the ASX Listing Rules

▪	Quotation application and agreement between the Trustee and ASX under which the Trustee will apply for quotation of the instalment receipts on ASX and comply with certain ASX requirements

▪	Description of the Telstra shares and constitution, including the rights attached to shares and a summary of Telstra’s constitution proposed to be adopted at its annual general meeting on 14 November 2006

▪	Description of the instalment receipts and Trust Deed, including further detail on the instalment structure, the Prepayment Discount, transferring instalment receipts and rights and obligations attached to instalment receipts

▪	Qualifying for the Bonus Loyalty Shares (and for the VWAP-based cap on the final instalment amount described in section 2.4.3 ‘Retail Offer price and payment’ under ‘How much is the final instalment?’), including details of the same registered name requirement and exceptions to it and of arrangements that may apply for selling Bonus Loyalty Shares and paying the proceeds to those entitled if at the relevant time they are resident outside Australia or other legal impediments to delivery of Bonus Loyalty Shares exist

▪	Restrictions on foreign ownership in the Telstra Act and related provisions in Telstra’s constitution and the Trust Deed, including notification, deeming and enforcement provisions, special provisions for transfer among foreign holders and changes to the foreign ownership limits as a consequence of the Offer and transfer of shares to the Future Fund

▪	Certain income taxation implications of investment in instalment receipts and shares, including taxation of distributions and dividends and capital gains tax

▪	Indemnities and insurance of Telstra directors, officers and employees under Telstra’s constitution, deeds of indemnity Telstra has entered into and policies maintained by Telstra

▪	Indemnities provided by the Commonwealth of Australia to Telstra, its directors and certain of its executives in connection with the Offer
You can obtain a copy of the Appendix free of charge from the Telstra 3 Telephone Information Centre or by accessing www.t3shareoffer.com.au
5.2 Telstra’s regular reporting and disclosure obligations
Telstra is a ‘disclosing entity’ for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Telstra to notify ASX of information about specific events and matters as they arise so that ASX can make that information available to the stock market conducted by ASX.
In particular, Telstra has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately as it becomes aware of any information concerning Telstra that a reasonable person would expect to have a material effect on the price or value of Telstra’s securities. Information concerning Telstra which has been notified by Telstra to ASX since 25 September 2006, including the 2006 Supplemental Information, is available free of charge from the Telstra 3 Telephone Information Centre or by accessing www.telstra.com.au/abouttelstra/investor.
Telstra also has other reporting obligations under the ASX Listing Rules under which, for example, it has lodged its 2006 Annual Report and 2006 Annual Review. Copies of Telstra’s 2006 Annual Report and 2006 Annual Review are also available free of charge from the Telstra 3 Telephone Information Centre or by accessing www.t3shareoffer.com.au.
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5. Additional information (continued)
In addition, all documents lodged with ASIC in relation to Telstra may be obtained from ASIC.
To the extent permitted by law, the Commonwealth accepts no liability for information notified to ASX and ASIC by Telstra.
Because Telstra is a disclosing entity, this Prospectus contains less information than would usually be included in a prospectus for an initial public offering of securities which are not currently quoted on a stock exchange.
Investors should conduct and rely on their own investigations and enquiries and make their own assessment of the investment described in this Prospectus. Investors may wish to obtain professional advice before applying for instalment receipts under this Prospectus.
5.3 Commonwealth as shareholder and regulator
The Commonwealth is currently Telstra’s controlling shareholder and has special rights and privileges under the Telstra Act. As a result of the Commonwealth’s current majority shareholding, Telstra has obligations to the Commonwealth under the Telstra Act and other Commonwealth legislation. A summary of the effect of the Offer on those obligations is set out in section 5.5 ‘Effect of the Offer on Telstra’.
The Commonwealth also has responsibility for regulation. The telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications markets and encouraging economically efficient investment in infrastructure. The telecommunications regime supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
Since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the regulatory legislation is settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
5.4 Annual general meeting
Telstra’s annual general meeting will be held on 14 November 2006. The following items of business will be considered at that meeting:

▪	Chairman and CEO presentations

▪	Remuneration report

▪	Discussion of financial statements and reports

▪	Election and re-election of directors

▪	New constitution
In its notice of annual general meeting, the Board recommends the re-election of the four serving Directors, and does not recommend the election of the five external candidates, including Mr Geoffrey Cousins.
Due to the timing of the Offer, applicants under the Offer will not have the right to attend and vote at Telstra’s annual meeting on 14 November 2006 unless they are existing Telstra shareholders. For further information see section 5.9, ‘Rights of holders and instalment receipts and shareholders’.
At the time of the annual general meeting, the Commonwealth will hold 51.8% of Telstra’s shares. The Commonwealth intends to exercise its voting rights at the forthcoming Annual General Meeting on 14 November 2006 in the following manner:

▪	to support the resolution that the remuneration report be adopted;

▪	in relation to the election and re-election of directors, to vote for Mr Macek, Dr Stocker, Mr Willcox, Mr Zeglis and Mr Cousins and to vote against Mr Vogt, Mr Mayne, Mr Cooper and Mr Kenos; and

▪	to support the special resolution to adopt a new constitution.
5.5 Effect of the Offer on Telstra
The sale of the Commonwealth’s shares in Telstra will have a significant impact on Telstra’s obligations under the Telstra Act. Certain provisions in the Telstra Act and other Commonwealth legislation will cease to have effect or apply to Telstra once the Commonwealth’s ownership of Telstra falls below one of two particular levels. Those two ownership thresholds are below 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following the completion of the Offer will not be considered to be owned by the Commonwealth. This means that these thresholds will be triggered following the Offer.
50 | Telstra 3 Share Offer

The Commonwealth’s ownership of Telstra will fall below 50% on completion of the Offer which is anticipated to be on or about 24 November 2006. As a result of this, Telstra will lose its Australian capital gains tax (CGT) exempt status on assets that it acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Offer may be taxable upon disposal of the asset by Telstra. As Telstra does not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
The legislative consequences of the Commonwealth’s ownership of Telstra falling below 50% are not considered to have a material impact on Telstra but include:

▪	Telstra’s employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and

▪	Telstra’s auditor, currently the Commonwealth Auditor-General, is expected to resign. The Auditor-General will cease to be Telstra’s auditor on the earlier of his resignation and the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that Telstra shareholders can decide who to appoint as Telstra’s auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament, which maintains coverage for Telstra employees under existing Commonwealth employee long service leave legislation for 3 years after the Commonwealth’s ownership in Telstra falls below 50%.
The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the Offer. This is intended to occur as soon as practicable following the exercise or expiry of the Over-allocation Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:

▪	Telstra will no longer be subject to certain obligations to provide financial and other information to the Commonwealth;

▪	Telstra will no longer be subject to the Communications Minister’s power to direct Telstra (as appears to the Communications Minister to be necessary, in the public interest); and

▪	Telstra will no longer be subject to the Finance Minister’s power to direct Telstra not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
Upon completion of the Offer, Telstra expects to no longer have a standing obligation to appear before and provide information to Parliamentary committees.
Telstra will agree that it will not issue, sell, offer to issue or sell, or otherwise dispose of, directly or indirectly, any shares (or securities convertible into shares) for a period of 180 days after the date instalment receipts are first listed on ASX without the prior written consent of the Joint Global Coordinators other than pursuant to or in connection with any employee, executive or agent share option or purchase plans.
Other effects of the Offer on Telstra are described throughout this Prospectus, including in sections 2.8 ‘Future Fund overview’ and 5.7 ‘Future Fund’.
5.6 Capacity to fulfil obligations
The Commonwealth’s principal obligation in relation to the Offer will be to transfer the shares sold under the Offer to the Trustee on settlement of the Offer, expected to occur on 24 November 2006, and to transfer or procure the transfer of Bonus Loyalty Shares to those entitled to them after the Final Instalment Due Date. Prior to settlement of the Offer, first instalment monies will be held in trust for applicants. The Commonwealth will retain sufficient shares to meet Bonus Loyalty Share obligations to applicants in the Retail Offer, and these retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled. The Commonwealth has a number of other obligations under the Trust Deed, including making payments in connection with the administration of the instalment receipt trusts. The Commonwealth has sufficient funds to comply with its obligations in relation to the instalment receipts.
The Trustee will have a number of obligations under the Trust Deed (and the Commonwealth has agreed to meet the costs of fulfilling those obligations), but its most important obligation will be to transfer shares to instalment receipt holders on payment of the final instalment. The Trustee will hold the Telstra shares necessary to fulfil this obligation, transferred to it by the Commonwealth upon settlement, on the terms of the Trust Deed. It will also separately hold for the Commonwealth the shares required to meet Bonus Loyalty Share obligations to applicants in the Retail Offer, as outlined above.
Telstra 3 Share Offer | 51

5. Additional information (continued)
5.7 Future Fund
THE FUTURE FUND
The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is responsible for investment decisions and holds the Future Fund’s investments (for and on behalf of the Commonwealth).
The Future Fund Board is a separate legal entity from the Commonwealth. The members of the Future Fund Board are appointed by the Commonwealth for terms of up to 5 years. Their appointment may only be terminated in certain limited circumstances. The Future Fund Board members are subject to duties similar to those of company directors.
Currently, the Chair of the Future Fund Board is Mr David Murray. Other members of the Future Fund Board are Mr Jeffrey Browne, Ms Susan Doyle, Dr John Mulcahy, Mr Trevor Rowe AM and Mr Brian Watson. There is currently one vacancy on the Future Fund Board.
NO SPECIFIC DIRECTION
The Future Fund Act 2006 (Cth) provides that, subject to its obligations under that Act and any directions from the Commonwealth, the Future Fund Board must seek to maximise the return earned over the long term, consistent with international best practice for institutional investment.
The Government does not intend to issue directions specific to Telstra shares held by the Future Fund Board, other than the escrow direction and changes to the general investment mandate discussed below. However, a future Government may take a different approach.
In the absence of such specific directions, the Future Fund Board may vote the Future Fund’s Telstra shares as it sees fit, subject to complying with the Future Fund’s obligations under the Future Fund Act 2006 (Cth) and the general investment mandate issued by the Government.
ESCROW DIRECTION
On the day that shares are first transferred to the Future Fund, the Finance Minister will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts under the Offer are first listed on ASX except:

▪	in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan (if any); or

▪	as part of a Telstra capital management initiative (if any), such as a buy-back or capital reduction; or

▪	to a single investor, provided that:

	ú	the disposal involves more than 3% of Telstra’s issued ordinary shares at the time of the disposal;

	ú	the disposal does not take place until at least six months after the date instalment receipts are first listed on ASX;

	ú	the investor provides an acceptable undertaking for at least the balance of the escrow period;

	ú	the price per share is no less than the Institutional Offer price; and

	ú	Telstra is advised prior to such disposal.
After the two year escrow period, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term as directed under the investment mandate. The Government intends that the escrow direction will not be varied or revoked. However, a future Government may take a different approach.
GENERAL INVESTMENT MANDATE
The current investment mandate requires, among other things, that the Future Fund Board adopt a benchmark for returns on the Future Fund of at least an average return of the Consumer Price Index + 4.5% to + 5.5% per annum over the long term.
Prior to the shares being transferred to the Future Fund, the Commonwealth intends to amend the investment mandate.
The revised directions will be consistent with the following principles:

▪	after the two year escrow, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued capital);

▪	the sell down is to be on a best endeavours basis with a view to optimising the long term value of the Future Fund;

▪	the performance of the Future Fund Board’s Telstra shareholding will be assessed and reported separately to the rest of the Fund until the sell-down is complete; and

▪	the investment mandate will no longer prohibit the Future Fund Board from purchasing Telstra shares.
The Finance Minister and Treasurer will formally invite the Future Fund Board to make a submission on the revised
52 | Telstra 3 Share Offer

directions to be issued and must consider any submission that the Future Fund Board chooses to make, as consistent with the Future Fund Act 2006 (Cth).
5.8 Obligations of holders of instalment receipts
Your instalment receipts will evidence your beneficial interest in underlying shares. However, the shares themselves will be held by the Trustee in accordance with the Trust Deed. The Trustee will hold the shares on trust for you as the owner of the beneficial interest and for the Commonwealth as the holder of a security interest securing payment, among other things, of the final instalment. After you pay the final instalment by the Final Instalment Due Date in cleared funds, the instalment receipts will be cancelled, the Trustee will transfer the underlying shares to you and you will become the registered holder of the shares. The Commonwealth will no longer have a security interest in them.
If you are allocated instalment receipts and you continue to hold them until 15 May 2008, you become legally bound to pay the final instalment on or by 29 May 2008. Reminder notices will be sent before the final instalment is due. If you sell the instalment receipts, and the transfer is registered by 15 May 2008, the purchaser assumes the liability to pay the final instalment. The last day for ASX transactions in instalment receipts is expected to be around 9 May 2008.
If you do not pay the final instalment on time, you may have to pay interest on the amount due. The Trustee can then sell some or all of the underlying shares relating to your instalment receipts to pay the final instalment (and any related interest, costs, expenses, administration charges, duties and taxes you may owe). If there is any balance from the sale, the Trustee will refund it to you. If there is a deficit, you will be liable to pay the outstanding amount.
5.9 Rights of holders of instalment receipts and shareholders
Holders of instalment receipts will generally have equivalent rights to Telstra shareholders. Both are entitled to receive dividends declared by Telstra, to receive notices, financial reports and other documents required to be sent to shareholders and to attend meetings of shareholders. Shareholders are entitled to vote at such meetings. Holders of instalment receipts may vote at meetings of shareholders by directing the Trustee how to vote the shares underlying their instalment receipts. Due to the timing of the Offer, applicants under the Offer will not receive a notice of meeting and will not have the right to attend and vote at Telstra’s annual general meeting to be held on 14 November 2006, unless they are existing Telstra shareholders. Shareholders are entitled to requisition and convene shareholder meetings if they satisfy certain pre-requisites. Instalment receipt holders may only requisition or convene such meetings if they satisfy similar prerequisites and if they request the Trustee to do so.
While management of Telstra is vested in the Directors, the approval of shareholders is required for certain matters. Shareholders and instalment receipt holders may transfer their shares or instalment receipts subject to the requirements of Telstra’s constitution (in the case of shares), the Trust Deed (in the case of instalment receipts), the Telstra Act, the Corporations Act and the requirements of ASX. If Telstra is wound up, subject to any special rights attached to shares, shareholders are entitled to any surplus assets of Telstra after paid-up capital has been repaid, in proportion to capital paid up or which ought to have been paid up at the commencement of the winding up, on the shares held by them respectively. Any winding up payment made while instalment receipts were on issue would be paid to instalment receipt holders, subject to deduction of the final instalment which would be paid to the Commonwealth.
For further information see section 10 of the Appendix ‘Description of shares and constitution’ and section 11 of the Appendix ‘Description of instalment receipts and Trust Deed’.
5.10 Conditional and deferred settlement trading in instalment receipts
The contract formed on acceptance of your application by the Commonwealth is conditional on settlement under any International Purchase Agreement. While the International Purchase Agreement has not yet been executed, it is expected to include rights of termination. These would include the right of the purchasers to terminate the agreement upon, among other things, certain material adverse developments relating to Telstra, stock markets or banking systems. The International Purchase Agreement is expected to be signed on or about 18 November 2006. Until settlement under any International Purchase Agreement occurs and instalment receipts are issued,
Telstra 3 Share Offer | 53

5. Additional information (continued)
trading in instalment receipts on ASX will be on a conditional basis. Conditional trading in instalment receipts is expected to commence on 20 November 2006. If settlement under any International Purchase Agreement and issue of instalment receipts does not occur within ten business days after the commencement of conditional trading:

▪	instalment receipts will not be issued;

▪	the contract formed on acceptance of your application will be cancelled;

▪	your application monies will be refunded without interest; and

▪	all conditional trades that have occurred will be cancelled.
After the issue of instalment receipts there will be a further period of deferred settlement trading until the dispatch of transaction confirmation statements which is expected to occur by 30 November 2006.
It is your responsibility to determine your allocation before trading your instalment receipts to avoid the risk of selling instalment receipts you do not own. To assist you in determining your allocation prior to receipt of your transaction confirmation statement, the Commonwealth will announce the basis of allocation by placing advertisements in the major national and metropolitan newspapers in Australia. This is expected to take place by 20 November 2006. From that date, you may call the Telstra 3 Telephone Information Centre on 1800 18 18 18 or access the Telstra 3 Share Offer website at www.t3shareoffer.com.au to seek information on your allocation, quoting the reference number on your application form. If you sell instalment receipts before you receive confirmation of your allocation, you do so at your own risk.
5.11 Selling instalment receipts
Your instalment receipts and later, your shares, will be registered either on ASX’s Clearing House Electronic Subregister System (CHESS) or an issuer-sponsored subregister. Following the issue of instalment receipts to successful applicants, you will receive a transaction confirmation statement showing how many instalment receipts or shares you hold. This transaction confirmation statement is expected to be dispatched by 30 November 2006 and will also provide details of a HIN (for shareholders on the CHESS sub-register) or the SRN (for shareholders on the issuer-sponsored sub-register) for each of the sponsored holders.
Telstra and the Trustee will apply for the instalment receipts and the underlying shares to be quoted on ASX and have applied for quotation on NZSX. Quotation means that you should be able to sell your instalment receipts, or later when you receive them, your shares. The amount you receive for your instalment receipts or shares will depend on whether there are any buyers, how much they are prepared to pay and any transaction costs involved.
For further information see section 11 of the Appendix ‘Description of instalment receipts and Trust Deed’.
5.12 Over-allocation and market stabilisation
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size or any increased base offer size to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied by acquiring additional instalment receipts from the Commonwealth pursuant to the Over-allocation Option which has been granted by the Commonwealth and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. If the Over-allocation Option is exercised in full and additional instalment receipts are acquired from the Commonwealth, the final number of shares sold by the Commonwealth will increase by 15% of the base offer size or any increased base offer size.
If instalment receipts are over-allocated under the Over-allocation Option, the Joint Global Coordinators will initially borrow instalment receipts from the Commonwealth on settlement of the Offer to facilitate settlement of the instalment receipts so over-allocated. Instalment receipts delivered on settlement of the Offer, under the borrowing and related arrangements, will be delivered under this Prospectus, and it is not intended that there be any later delivery of instalment receipts.
During the 30 day period following the commencement of conditional and deferred settlement trading on ASX, the Joint Global Coordinators may engage in market stabilisation activities by purchasing instalment receipts in accordance with procedures agreed with ASX and ASIC. Such purchases may have the effect of stabilising the secondary market price for instalment receipts in circumstances where the secondary market price is at or below the amount of the first instalment paid by Institutional Investors.
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During this period the Joint Global Coordinators may resell some or all of the instalment receipts so purchased. The resale of instalment receipts may also affect the market price of instalment receipts, although no price constraints apply to these.
There is no guarantee at any time that the market price of instalment receipts will not drop below the first instalment price.
If the Over-allocation Option is exercised, the obligations of the Commonwealth to deliver instalment receipts on exercise will be offset against the Joint Global Coordinators’ obligations to redeliver instalment receipts borrowed from the Commonwealth, and the purchase monies received by the Joint Global Coordinators for the corresponding over-allocated instalment receipts will be released to the Commonwealth. If the Over-allocation Option is not exercised in full, the Joint Global Coordinators will transfer to the Commonwealth instalment receipts purchased in market stabilisation activities which have not been resold, by way of redelivery of instalment receipts borrowed from the Commonwealth.
The Commonwealth will be entitled to receive any profits arising from market stabilisation activities, and also any interest earned on purchase monies held by the Joint Global Coordinators in respect of over-allocated instalment receipts up until the time those purchase monies are released to the Commonwealth.
5.13 Restrictions on foreign ownership
By law:

▪	foreign person(s) cannot have, in total, a stake in Telstra of more than 35% of shares held by persons other than the Commonwealth (Aggregate Limit); and

▪	no single foreign person can have a stake in more than 5% of shares not held by persons other than the Commonwealth (Individual Limit).
Telstra shares transferred to the Future Fund following the completion of the Offer will not be considered to be held by the Commonwealth for the purposes of these restrictions on foreign ownership.
While the Commonwealth owns 51.8% of Telstra, the Aggregate Limit is effectively 16.87% and the Individual Limit is effectively 2.41% of Telstra’s issued capital. If all of the shares currently held by the Commonwealth are sold or transferred to the Future Fund, the effective Aggregate Limit will be 35% rather than 16.87% and the effective Individual Limit will be 5% rather than 2.41%.
If you are an Australian citizen or are usually resident in Australia, you will generally not be a foreign person for the purposes of these restrictions (but see below if you are investing as a company or a trustee). However, if you are investing on behalf of a foreign person or are under the control of, or accustomed or obliged to act in accordance with the wishes or instructions of, a foreign person, or are acting in concert with a foreign person, that foreign person will be treated as having an interest in your investment and the foreign ownership restrictions will apply to that foreign person and to your investment.
A company or trustee will be a foreign person if:

▪	in the case of a company, a foreign person or company and its associates hold an interest in 15% or more of the company or foreign person(s) and/or companies and their associates together hold interests in 40% or more of the company; and

▪	in the case of a trustee (other than the Trustee), a foreign person or company and its associates is entitled to 15% or more of the distributions of capital or income from the trust or foreign person(s) and/or companies and their associates together are entitled to distributions of 40% or more of capital or income from the trust.
PROVISION OF INFORMATION ON FOREIGN OWNERSHIP
You are required to provide the Trustee with information as to foreign ownership and it has the power to sell your investment if the foreign ownership limit is breached. The Trustee will publish the rules which will be applied in exercising its powers in relation to foreign ownership. The above description simplifies the foreign ownership provisions of the Telstra Act. If you believe that you, your company or trust may be a foreign person or a foreign person may have an interest in your investment, you should refer to section 13 in the Appendix ‘Restrictions on Foreign Ownership’ and the legislation for the detailed provisions.
5.14 Taxation
A class ruling has been sought from the Australian Taxation Office (ATO) for participants in the Offer. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Prospectus. Whilst it is not anticipated to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling.
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5. Additional information (continued)
The taxation position for a particular investor can be complex. The discussion below may not be applicable to you, for example, if you are a share trader. Further details are also contained in section 14 of the Appendix ‘Taxation’. You should consult a professional adviser about your own taxation circumstances. The discussion below is based on the law in force at the date of this Prospectus and relates only to Australian resident retail investors. It does not deal with the treatment of investors who are not residents of Australia or who are temporarily residents of Australia under Australia’s tax laws.
TAXATION OF DIVIDENDS
Any dividends you receive while you hold instalment receipts will be treated for tax purposes as trust distributions rather than dividend distributions. You may still be eligible for the benefit of any franking credits attached to the dividends, whether they are paid as trust distributions or dividend distributions. Once you become the registered holder of the share after you pay the final instalment, all dividends paid to you by Telstra will be treated for tax purposes in the same way as other dividends. You must generally declare both trust and dividend distributions as part of your assessable income. The ATO requests that this income be shown at the dividend income box of your tax return.
Where the dividend is a franked dividend, the franking credit associated with that dividend may also be included in your assessable income. An offset of tax equivalent to the franking credit (known as a ‘tax offset’) may also be available to you. However, there are circumstances where you may not be entitled to the benefit of franking credits. The application of these rules depends on your own circumstances including the period for which the instalment receipts and shares are held and the extent to which you are ‘at risk’ in relation to your investment.
TAXATION OF CAPITAL GAINS
An investor in the Australian Retail Offer paying the Retail Investor price will acquire:

▪	an instalment receipt which is, for capital gains tax purposes, an interest in an Australian trust estate; and

▪	a right to be provided in certain circumstances a Bonus Loyalty Share for every 25 instalment receipts held continuously until 15 May 2008 (Loyalty Right).
For capital gains tax purposes the acquisition cost (including the amount of the final instalment) will be apportioned on a reasonable basis between the instalment receipt and the Loyalty Right. Clarification is being sought from the ATO in relation to the allocation of the acquisition costs between the instalment receipt and the Loyalty Right. It is anticipated that this clarification will be made available on the ATO website at: www.ato.gov.au.
DISPOSAL OF INSTALMENT RECEIPTS
If you dispose of an instalment receipt for more than its cost base the gain may be subject to tax. If the instalment receipt has been held for at least 12 months after the date of acquisition, you may be entitled to discount the capital gain arising on disposal of the instalment receipt. Resident individuals and trustees may discount the gain by 50%. Trustees of complying superannuation funds may discount the gain by 33 1/3%. For capital gains tax purposes, the date of acquisition of an instalment receipt acquired under this Prospectus is the date the Commonwealth accepted the application.
If you dispose of an instalment receipt for less than its cost base you may incur a capital loss. A capital loss can only be offset against capital gains.
There may be tax consequences for you if the Trustee has to sell your shares because you do not pay the final instalment.
If you dispose of an instalment receipt prior to 15 May 2008, or if you prepay the final instalment, your Loyalty Right may expire. In that event you will incur a capital loss equal to the cost base of the Loyalty Right. This capital loss can be offset against a capital gain, including a capital gain realised on the disposal of the instalment receipt.
DISPOSAL OF SHARES
If you dispose of a share for more than its cost base the gain may be subject to tax. If the share has been held for at least 12 months after the date of acquisition prior to sale, you may be entitled to discount a capital gain you make on disposal of the share.
If you are provided Bonus Loyalty Shares the cost base of the Loyalty Rights exercised to obtain those shares will form the cost base of the shares. The exercise of the Loyalty Right by the investor will not constitute a disposal of an asset for the purposes of the capital gains tax rules. The acquisition cost (including the amount of the final instalment) will be allocated on a reasonable basis between the Telstra shares held as a result of acquiring the instalment receipts and the Bonus Loyalty Share received as a result of exercising the Loyalty Rights.
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For these purposes, the date of acquisition of a share is:

▪	for a share held as a result of an instalment receipt acquired pursuant to this Prospectus – the date the Commonwealth accepts your application to acquire the instalment receipt; and

▪	for a Bonus Loyalty Share – on the day you are allocated the Bonus Loyalty Share.
If you sell a share for less than its cost base you may incur a capital loss. A capital loss can only be offset against capital gains.
STAMP DUTY
No stamp duty will be payable by you on the issue of instalment receipts, payment of the first or final instalment, or the transfer of shares to you on payment of the final instalment.
For a more detailed description of the taxation position, please refer to section 14 in the Appendix ‘Taxation’.
5.15 Fees and commissions
Brokers and financial planners (including the Retail Lead Managers) will be entitled to a brokerage fee of 0.75% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications lodged through brokers, including shareholder entitlements but excluding applications under the Firm Offer, and a brokerage fee of 1.25% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications under the Firm Offer.
Commissions will be payable to the Institutional Selling Syndicate in respect of shares allocated to Institutional Investors under the Institutional Offer. In respect of shares allocated to Australian and New Zealand institutions, the relevant syndicate members will be paid collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors. This commission rate will also be paid to participating brokers in respect of allocations made to Retail Investors in relation to successful broker sponsored bids lodged by those brokers on behalf of these Retail Investors. These fees will not constitute part of the commissions payable to the Institutional Selling Syndicate. In respect of shares sold outside Australia and New Zealand, the international syndicate members will receive collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors and a further 0.04% of the amount of the first instalment representing an underwriting fee. The underwriting fee component will not apply to shares that are the subject of the Over-allocation Option and associated stock borrowing arrangements.
For the purposes of calculating the net present value of the total amount payable, the amount of the first instalment plus the discounted amount of the final instalment will be used.
In addition to a capped reimbursement for direct expenses, the Joint Global Coordinators will collectively receive a project management fee of $9 million for acting as consultants to the Commonwealth in connection with the Offer.
5.16 Foreign selling restrictions
No action has been taken to register or qualify the instalment receipts, the underlying shares or the Offer, or otherwise to permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. Neither the instalment receipts nor the underlying shares have been, or will be, registered under the US Securities Act and these securities may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except in accordance with an applicable exemption from the registration requirements of the US Securities Act under Rule 144A and applicable US state securities laws.
The Offer is not an offer or invitation in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful. The distribution of this Prospectus outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus outside Australia and New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
Each applicant in the Retail Offer will be taken to have represented, warranted and agreed as follows (and will be taken to have done so if it makes an application in the Institutional Offer):

▪	it is an Australian or New Zealand citizen or resident in Australia or New Zealand, is located in Australia or New Zealand at the time of the application and is not acting for the account or benefit of any person in the United States, a US Person or any other foreign person; and

▪	it will not offer or sell the instalment receipts or the underlying shares in the United States or in any other jurisdiction outside Australia or New Zealand or to a US Person, except in transactions exempt from registration under the US Securities Act and in compliance with all applicable laws in the jurisdiction in which such securities are offered and sold.
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5. Additional information (continued)
Each person in Australia and New Zealand to whom the Institutional Offer is made under this Prospectus or the New Zealand Investment Statement (as applicable) will be required to represent, warrant and agree as follows (and will be taken to have done so if it bids in the Institutional Offer):

▪	it understands that the instalment receipts and the shares have not been and will not be registered under the US Securities Act and may not be offered, sold or resold in the United States or to a US Person, except in transactions exempt from registration under the US Securities Act;

▪	it is not in the United States or a US Person and is not acting for the account or benefit of a US Person; and

▪	it is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer or resell in the United States or to a US Person (a) any instalments receipt or shares it acquires in the Offer at any time or (b) any instalment receipts or shares it acquires other than in the Offer until 40 days after the completion of the Offer, in either case other than in a transaction meeting the requirements of Rule 144A under the US Securities Act; provided, however, that the foregoing will not prohibit any sale of instalment receipts or shares in regular way transactions on ASX or NZSX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States.
No person is authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Commonwealth, Telstra, the Joint Global Coordinators or any other person, nor will any such persons have any liability or responsibility for them.
5.17 Minister’s consent
The Finance Minister has given, and has not withdrawn, his consent to the issue of this Prospectus and to its lodgement with ASIC.
5.18 Directors’ consent
Each Director has given, and has not withdrawn, their consent to the issue of this Prospectus and to its lodgement with ASIC.
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6. Glossary

3GSM or 3G	Third Generation Global System for Mobile communications

3GSM 2100	3G GSM technology operating on 2100MHz spectrum

3GSM 850	3G GSM technology operating on 850MHz spectrum

ABN AMRO Rothschild	a joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) and Rothschild Australia Limited (ABN 61 008 591 768)

ACCC	Australian Competition and Consumer Commission

ADSL	Asymmetric Digital Subscriber Line – a broadband technology that provides access to the Internet at fast speeds. ADSL uses data transmission technology that allows high speed data to be carried over everyday copper network phone lines. These data rates can enable the delivery of voice, data and video services

A-IFRS	Australian equivalents to International Financial Reporting Standards

Appendix	the appendix to this Prospectus lodged with ASIC on 9 October 2006

ASIC	Australian Securities and Investments Commission

ASX	Australian Stock Exchange Limited ACN 008 624 691

Board	the board of directors of Telstra

Bonus Loyalty Shares	additional shares to be received by Retail Investors who purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold instalment receipts in the same registered name until 15 May 2008 and pay the final instalment on or by 29 May 2008. For every 25 instalment receipts held 1 Bonus Loyalty Share will be received

broker	any ASX participating organisation or a Market Participant as defined in Section 1 of the NZX Participant Rules

Caliburn Partnership	Caliburn Partnership Pty Ltd

CDMA	Code Division Multiple Access – a mobile standard which provides voice, data, fax and short messaging services

CEO	Telstra’s chief executive officer

Certain Institutional Investors	investors in the Institutional Offer for whom a minimum of 15% of the offer size before any over-allocations has been reserved, being:

▪ Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;
▪ other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;
▪ investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and
▪ Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefit (if any)

CGT	capital gains tax
Telstra 3 Share Offer | 59

6. Glossary (continued)

cheque	cheque, in Australian dollars drawn on an Australian branch of an Australian bank, or money order

CHESS	the Clearing House Electronic Subregister System operated by ASTC, the clearing house for ASX, for the purpose of settling transactions and registering transfers of approved financial products

Closing Date	closing date of the Retail Offer (expected to be 9 November 2006)

Commonwealth	the Commonwealth of Australia and where the context so permits, the Australian Government

Commonwealth’s Business Adviser	Caliburn Partnership Pty Ltd

Communications Minister	the Minister for Communications, Information Technology and the Arts

Concise Financial Report	the concise financial report contained in the Annual Review of Telstra for the year ended 30 June 2006

COO	Telstra’s chief operating officer

Corporations Act	Corporations Act 2001 (Cth)

CSP	Carriage Service Provider – a company that provides carriage services to individuals or organisations

Directors	the directors of Telstra

EBIT	earnings before interest and tax

EBITDA	earnings before interest, tax, depreciation and amortisation

ESOP	Telstra’s Employee Share Ownership Plans, known as TESOP 97 and TESOP 99

Final Instalment Due Date	the date the final instalment amount is due (29 May 2008)

Finance Minister	the Minister for Finance and Administration

financial planner	organisations and individuals which hold an Australian Financial Services Licence issued by ASIC

Financial Report	the consolidated financial report contained in the Annual Report of Telstra for the year ended 30 June 2006

FTTN	fibre to the node – infrastructure that delivers fibre close to the customer premises, including broadband data and potentially television services.

Firm Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by participating brokers and financial planners

Future Fund	the Future Fund Special Account and the investments of the Future Fund established under section 11 of the Future Fund Act 2006 (Cth) and described in section 2.8 ‘Future Fund overview’ and section 5.7 ‘Future Fund’
60 | Telstra 3 Share Offer

Future Fund Board	the Future Fund Board of Guardians established under section 34 of the Future Fund Act 2006 (Cth) and described in section 2.8 ‘Future Fund overview’ and section 5.7 ‘Future Fund’

General Public Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors

Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd

GSM	Global System for Mobile communications

ICT	Information and Communications Technology

Initial Allocation Benefit	the allocation for Institutional Investors who are Telstra shareholders at the close of the Institutional Offer, based on the number of shares held as of the close of the Institutional Offer (adjusted for dealings up to that time – see section 5 of the Appendix ‘Further information about the Institutional Offer’). Australian or New Zealand resident Retail Investors bidding via broker sponsored bids in the Institutional Offer also receive an Initial Allocation Benefit, but reduced by any shares they have applied for in the Shareholder Entitlement Offer

Instalment Receipt and Share Registrar	Link Market Services Limited ACN 083 214 537

Institutional Investor	an investor to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus (or other formality, other than a formality which the Commonwealth and Telstra is willing to comply with), including persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act provided that, if such Institutional Investor is in the United States, it must be a QIB

Institutional Offer	the invitation to Institutional Investors described in section 2.5 ‘Institutional Offer’

Institutional Offering Memorandum	the offer document under which the Institutional Offer to certain Institutional Investors in jurisdictions other than Australia, New Zealand and Japan will be conducted

Institutional Selling Syndicate	ABN AMRO Rothschild; Goldman Sachs JBWere Pty Ltd; UBS AG, Australia Branch; Citigroup Global Markets Pty Limited; Credit Suisse (Australia) Limited; Daiwa Securities SMBC Europe Limited; J.P.Morgan Australia Limited; Lehman Brothers Inc.; Morgan Stanley Dean Witter; Commonwealth Securities Limited and RBC Capital Markets

International Purchase Agreement	an international purchase agreement between the Commonwealth, Telstra and the Joint Global Coordinators, as representatives of the purchasers, expected to be dated on or around 18 November 2006

IP	Internet Protocol — a standard set of rules for the carriage of digital information such as voice, video, data and images across a global network

ISP	Internet Service Provider — a company that connects individuals or organisations to the Internet

Joint Global Coordinators	ABN AMRO Rothschild, Goldman Sachs JBWere and UBS
Telstra 3 Share Offer | 61

6. Glossary (continued)

New Zealand Investment Statement	the investment statement in terms of the Securities Act 1978 (NZ) under which the New Zealand Offer will be made

New Zealand Offer	the part of the Telstra 3 Share Offer made to New Zealand resident investors

NZSX	the main board equity security market operated by the NZX

NZX	New Zealand Exchange Limited

Offer or Telstra 3 Share Offer	the Offer comprises the Retail Offer and the Institutional Offer

Over-allocation Option	the option to over-allocate up to 15% of the base offer size (that is, the offer size before any over- allocations) to Institutional Investors under the Institutional Offer (see section 5.12 ‘Over-allocation and market stabilisation’)

POWL	a public offer without listing in Japan

POWL Minimum Guarantee	a minimum total number of shares that may be reserved for Japanese investors subscribing under the POWL

Prepayment Discount	the discount to be received by holders (other than holders with New Zealand registered addresses) who prepay the final instalment which is calculated based on the Reference Bond Yield as explained in section 2.4.3 ‘Retail Offer price and payment’ under ‘Can I prepay the final instalment?’

Prospectus	this prospectus dated 9 October 2006 relating to the Telstra 3 Share Offer to Australian resident investors

PSTN	Public Switched Telephone Network

QIB	a qualified institutional buyer as defined in Rule 144A

Record Date	13 October 2006

Reference Bond Yield	on a particular date, means the yield to maturity of the benchmark Commonwealth Government bond 8.75% Coupon, maturing 15 August 2008, published on the Reuters monitor system page “RBA28” (or any page which replaces that page) at 4.30 pm on that day

Regulation S	Regulation S under the US Securities Act

Retail Investor	an investor who is not an Institutional Investor

Retail Lead Managers	ABN AMRO Morgans; Bell Potter Securities Limited; Citigroup Wealth Advisors Pty Limited; Commonwealth Securities Limited; ETRADE Australia Securities Limited; Goldman Sachs JBWere Pty Ltd; Ord Minnett Limited; Patersons Securities Limited; SHAW Stockbroking Ltd; UBS Wealth Management Australia Ltd and Wilson HTM Limited

Retail Offer	the invitation to Retail Investors under this Prospectus and the New Zealand Investment Statement, as applicable, comprising the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer

Rule 144A	Rule 144A under the US Securities Act
62 | Telstra 3 Share Offer

Shareholder Entitlement Offer	the entitlement under this Prospectus and the New Zealand Investment Statement for Australian and New Zealand resident Retail Investors who are Telstra shareholders at the close of business on the Record Date to receive a guaranteed allocation determined by the number of shares held by the investor subject to a minimum and maximum entitlement

A similar benefit, the Initial Allocation Benefit, will also form part of the Institutional Offer

SSS	spectrum sharing service – allows an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer

Telstra	Telstra Corporation Limited ACN 051 775 556 and/or its controlled entities

Telstra Act	Telstra Corporation Act 1991 (Cth)

Treasurer	the Treasurer of the Commonwealth of Australia

Trustee	Telstra Sale Company Limited ACN 121 986 187

Trust Deed	the Trust Deed dated on or about 8 October 2006 between the Commonwealth and the Trustee

UBS	UBS AG, Australia Branch

ULLS	Unconditioned or Unbundled Local Loop Service – the Local Loop is the copper wire that connects the Telstra exchange in your area to your premises. Telstra is required to provide access to this wire to other operators. Other telecommunications providers can provide customers with their own services – like broadband and the plain old telephone service – by installing their own equipment in Telstra exchanges and connecting to the Local Loop

US Person	‘US person’ as defined in Regulation S of the US Securities Act

US Securities Act	United States Securities Act of 1933, as amended

VoIP	Voice over Internet Protocol

VPN	Virtual Private Network

VWAP	volume weighted average price of Telstra shares traded on ASX. For the purposes of calculating the VWAP, trades which occur other than in the normal course trading on ASX are excluded (i.e. transactions defined in ASX Business Rules as ‘special’, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over shares, any overnight crossings and any other sales which the Commonwealth considers may not fairly reflect natural supply and demand). The VWAP will be rounded to the nearest cent
Telstra 3 Share Offer | 63

7. Directory

Joint Global Coordinators

ABN AMRO Rothschild	Goldman Sachs JBWere Pty Ltd	UBS AG, Australia Branch
Level 29, ABN AMRO Tower	Level 17	Level 25, Governor Phillip Tower
88 Phillip Street	101 Collins Street	1 Farrer Place
Sydney NSW 2000	Melbourne VIC 3000	Sydney NSW 2000

Retail Lead Managers

ABN AMRO Morgans	Bell Potter Securities Limited	Citigroup Wealth Advisors Pty Limited
Level 29, Riverside Centre	Level 29	Citigroup Centre
123 Eagle Street	101 Collins Street	2 Park Street
Brisbane QLD 4000	Melbourne VIC 3000	Sydney NSW 2000

Commonwealth Securities Limited	ETRADE Australia Securities Limited	Goldman Sachs JBWere Pty Ltd
Level 18	Level 7	Level 17
363 George Street	10 Bridge Street	101 Collins Street
Sydney NSW 2000	Sydney NSW 2000	Melbourne VIC 3000

Ord Minnett Limited	Patersons Securities Limited	SHAW Stockbroking Ltd
Level 8, NAB House	Level 23, Exchange Plaza	Level 16
255 George Street	2 The Esplanade	60 Castlereagh Street
Sydney NSW 2000	Perth WA 6000	Sydney NSW 2000

UBS Wealth Management Australia Ltd	Wilson HTM Limited
Level 27, Governor Phillip Tower	Level 38, Riparian Plaza
1 Farrer Place	71 Eagle Street
Sydney NSW 2000	Brisbane QLD 4000

Co-Lead Managers

Citigroup Global Markets	Credit Suisse (Australia) Limited	Daiwa Securities SMBC
Australia Pty Limited	Level 31, Gateway	Europe Limited
Citigroup Centre	1 Macquarie Place	5 King William Street
2 Park Street	Sydney NSW 2000	London EC4N 7AX
Sydney NSW 2000		United Kingdom

J.P. Morgan Australia Limited	Lehman Brothers Inc.	Morgan Stanley Dean Witter
Level 32	745 Seventh Avenue	Australia Securities Limited
225 George Street	New York, New York	Level 38, The Chifley Tower
Sydney NSW 2000	10019	2 Chifley Square
	USA	Sydney NSW 2000

Co-Managers

Commonwealth Securities Limited	RBC Capital Markets
Level 18	Level 46, Citigroup Centre
363 George Street	2 Park Street
Sydney NSW 2000	Sydney NSW 2000
64 | Telstra 3 Share Offer

The Commonwealth of Australia

Department of Finance and Administration
John Gorton Building
King Edward Terrace
Parkes ACT 2600

Telstra Corporation Limited

Registered Office:
Level 41
242 Exhibition Street
Melbourne VIC 3000

Company Secretary: Douglas Gration

Legal Advisers

To the Commonwealth	To Telstra	To the Joint Global Coordinators
Freehills	Mallesons Stephen Jaques	Allens Arthur Robinson
MLC Centre	Level 50, Bourke Place	Level 28, Deutsche Bank Place
19 Martin Place	600 Bourke Street	Corner Hunter and Phillip Streets
Sydney NSW 2000	Melbourne VIC 3000	Sydney NSW 2000

Business Advisers

To the Commonwealth	To Telstra
Caliburn Partnership	Carnegie Wylie & Company	Merrill Lynch International
Level 34, The Chifley Tower	Level 33	(Australia) Limited
2 Chifley Square	101 Collins Street	Level 38, Governor Phillip Tower
Sydney NSW 2000	Melbourne VIC 3000	1 Farrer Place, Sydney NSW 2000

Accounting Adviser

PricewaterhouseCoopers Securities Ltd
Freshwater Place, 2 Southbank Boulevard
Southbank VIC 3006

Instalment Receipt and Share Registrar

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

The Trustee

Telstra Sale Company Limited
c/- Maxim Chartered Accountants
6 Oxley Street
Griffith ACT 2603

9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Institutional Offering Memorandum
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

The information contained in this preliminary Institutional Offering Memorandum is not complete and may be changed.
Subject to Completion
Preliminary Confidential Institutional Offering Memorandum dated 9 October 2006
INSTITUTIONAL OFFERING MEMORANDUM
Telstra Corporation Limited
(A.B.N. 33 051 775 556)
ordinary shares
in the form of instalment receipts
     The Commonwealth of Australia (the “Commonwealth”) is offering 2,150,000,000 shares of Telstra Corporation Limited (“Telstra”) in a global offering (the “Global Offering”). This Institutional Offering Memorandum relates to an offering of shares to qualified institutional buyers in the United States in reliance on the exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”) afforded by Rule 144A (“Rule 144A”) thereunder (the “US Offering”), and to institutional investors in the rest of the world (excluding Australia, New Zealand and Japan) in reliance on Regulation S under the Securities Act (“Regulation S”) (the “ROW Offering” and, together with the US Offering, the “International Offering”). The ROW Offering also includes an offer to investors in Japan via a “public offering without listing”, or “POWL”, under a Japanese Prospectus. The Global Offering includes an offering by the Commonwealth of      shares by way of a general public offering to retail and institutional investors in Australia and New Zealand (the “Australian Offering”). The retail component of the Australian Offering is referred to as the “Retail Offering”, the institutional component of the Australian Offering is referred to as the “Australian Institutional Offering” and the International Offering and the Australian Institutional Offering are referred to collectively as the “Institutional Offering”.
     Purchasers of the shares must pay for them in two instalments. Payment of the shares will be in Australian dollars. The first instalment is due on or before closing of the Global Offering and the final instalment is due on or before 29 May 2008 (Sydney time). Purchasers may prepay the final instalment before its due date. After payment of the first instalment, purchasers will receive instalment receipts. After payment of the final instalment, purchasers will receive shares.
     Telstra is admitted to the official list of the Australian Stock Exchange (“ASX”) and the ordinary shares of Telstra are quoted on the ASX and the New Zealand Stock Exchange (“NZSX”). On 6 October 2006, the closing sale price of the shares on the ASX was A$3.83 per share. The trading symbol for shares quoted on the ASX and the NZSX is “TLS”. Application will be made for the instalment receipts and shares to be approved for official quotation on the ASX. Application has been made for the instalment receipts and shares to be approved for official quotation on the NZSX.
     The offer size may be increased to the extent and in the circumstances described in this Institutional Offering Memorandum. In addition, the Commonwealth has granted an option to the Joint Global Coordinators to purchase up to an additional shares, representing up to 15% of the ultimate offer size, to cover over-allotments, if any (the “Over-allotment Option”). The Over-allotment Option is exercisable within 30 days from the commencement of trading of the instalment receipts on the ASX.
     Read the risk factors beginning on page 18 of this Institutional Offering Memorandum to learn about certain factors you should consider before buying shares.

First instalment: A$2.10 per share
Final instalment: A$  per share
Final price: A$  per share

     Neither the instalment receipts nor the shares have been or will be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States. The instalment receipts and shares may only be offered and sold (1) within the United States to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration under the Securities Act afforded by Rule 144A and (2) outside the United States in offshore transactions to non-US persons (as such terms are defined in Regulation S) in reliance on Regulation S. Investors in the United States are hereby notified that the sellers of the instalment receipts and shares may be relying on the exemption from the provisions of Section 5 of the Securities Act afforded by Rule 144A. For further details about eligible offerees, deemed representations and transfer and resale restrictions, please refer to the sections of this Institutional Offering Memorandum titled “Important Notices”, “Notice to Investors” and “Plan of Distribution”.

     It is expected that delivery of the instalment receipts will be made in Australia in book entry form on or about 24 November 2006 against payment of the first instalment.

Joint Global Coordinators

ABN AMRO Rothschild	Goldman Sachs JBWere	UBS Investment Bank
Co-lead Managers

Citigroup	Credit Suisse	Daiwa Securities SMBC	JPMorgan
	Lehman Brothers	Morgan Stanley
Co-Manager
RBC Capital Markets
The date of this Institutional Offering Memorandum is                      2006.

IMPORTANT NOTICES
     This Institutional Offering Memorandum is confidential and is being furnished to prospective investors by the Commonwealth in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of instalment receipts or shares as described herein. The information contained in this Institutional Offering Memorandum has been provided by Telstra and other sources identified herein. No representation or warranty, express or implied, is made by the Commonwealth, the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager or any adviser named herein or any of their respective affiliates or representatives as to the accuracy or completeness of such information. Nothing contained in this Institutional Offering Memorandum is, or shall be relied upon as, a promise or representation by the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager or any such advisers, affiliates or representatives. Any reproduction of this Institutional Offering Memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the instalment receipts or shares is prohibited. By accepting delivery of this Institutional Offering Memorandum, each offeree of the instalment receipts or shares agrees to the foregoing.
     Notwithstanding anything in this Institutional Offering Memorandum to the contrary, each prospective investor (and each employee, representative or other agent of the prospective investor) may disclose to any and all persons, without limitation of any kind, the United States federal and state income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the prospective investor relating to such United States federal and state income tax treatment and tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, “tax structure” is any fact that may be relevant to understanding the United States federal or state income tax treatment of the offering.
     In making an investment decision, you must rely on your own examination of Telstra, the instalment receipts and shares and the terms of the offering, including the merits and risks involved. The contents of this Institutional Offering Memorandum are not to be construed as legal, business or tax advice. Each prospective investor should consult its attorney, business adviser and tax adviser as to legal, business or tax advice. The instalment receipts and the shares offered hereby have not been approved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Institutional Offering Memorandum. Any representation to the contrary is a criminal offence.
     No dealer, salesperson or other individual has been authorised to give any information or to make any representations other than those contained in this Institutional Offering Memorandum and, if given or made, such information or representations must not be relied upon as having been authorised by Telstra, the Commonwealth, the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager or their respective affiliates. Neither the delivery of this Institutional Offering Memorandum nor any sale made hereunder shall under any circumstance create an implication that there has been no change in the affairs of Telstra since the date hereof.
     The distribution of this Institutional Offering Memorandum and the offer or sale of the instalment receipts or shares in certain jurisdictions may be restricted by law. Any person who receives this Institutional Offering Memorandum is required to inform themselves about and to observe any such restrictions. This Institutional Offering Memorandum does not constitute an offer of, or an invitation to purchase or subscribe for any of the instalment receipts or shares in any jurisdiction in which such offer or invitation would be unlawful. See “Plan of Distribution — Restrictions on Offers and Sales”.
     In connection with the offering of the instalment receipts and the shares, the Joint Global Coordinators, or agents thereof, may over-allot or effect transactions with a view to supporting the market price of the instalment receipts at a level higher than that which might otherwise prevail for a limited period of time after the commencement of conditional and deferred settlement of the instalment receipts on the ASX. However, there may be no obligation on the Joint Global Coordinators or their respective agents to do this. Such stabilisation, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

ii

NOTICE TO NEW HAMPSHIRE RESIDENTS
     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421 B OF THE NEW HAMPSHIRE REVISED STATUTES (ANNOTATED) (RSA 421 B) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENCED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421 B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.
Cautionary Statement Regarding Forward-Looking Statements
     Some of the information contained in this Institutional Offering Memorandum constitutes forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe”, “objectives”, “outlook”, “guidance” or other similar words, including statements relating to our outlook for fiscal 2007 and strategic management objectives set forth in “Operational and Financial Review and Prospects”, including under the captions “Operational and Financial Review and Prospects — Strategic Management Objectives” and “— Outlook”. Our actual results, performance or achievements could be significantly different from the results or objectives expressed in, or implied by, those forward-looking statements.
     Our fiscal 2007 outlook and strategic management objectives contained in this Institutional Offering Memorandum are based on a large number of assumptions concerning future events, including without limitation the successful implementation of our transformation strategy and no further adverse regulatory outcomes, as well as a number of assumptions and estimates relating to factors affecting our business. As a result, these assumptions and estimates are inherently uncertain and subject to a wide variety of risks, including significant regulatory, business, economic and competitive risks, that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives. Investors should note that our Board established the strategic management objectives in order to measure the performance of management, particularly in relation to the implementation of our transformation strategy. See “Operating and Financial Review and Prospects — Strategic Management Objectives”. It is important to note that our outlook for fiscal 2007 and strategic management objectives are not forecasts or projections, and should not be regarded as such by investors. Investors should also note that any movement in an assumption may offset or compound the effect of a change in any other assumption. Accordingly, there can be no assurance that the fiscal 2007 outlook and strategic management objectives will be indicative of our future performance or that actual results will not differ materially. We can not give any assurance that either our fiscal 2007 outlook or strategic management objectives will be achieved and their inclusion in this Institutional Offering Memorandum should not be regarded as a representation by any person that they will be achieved.
     Important factors that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives and other forward-looking statements in this Institutional Offering Memorandum are set forth under the caption “Risk Factors” and elsewhere in this Institutional Offering Memorandum, including under the captions “Operational and Financial Review and Prospects — Outlook” and “ — Strategic Management Objectives”. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement.
Where to Find More Information
     We file reports and other information with the Securities and Exchange Commission (the “SEC”). These reports and other information about us can be read and copied at the SEC’s Public Reference Room at 100 F Street,

iii

N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, these materials may also be inspected and copied at the offices of the New York Stock Exchange (“NYSE”), Inc., 20 Broad Street, New York, New York 10005. Our filings are also available over the Internet at the SEC’s website at www.sec.gov. We intend to deregister from the SEC reporting obligation and delist our American Depositary Receipt (“ADRs”) from the NYSE as soon as feasible following adoption of new SEC regulations on deregistration. Following the deregistration and delisting, we will cease to file periodic and current reports to the SEC, including annual reports on Form 20-F, and instead will only be required to comply with Australian reporting obligations. See “Risk Factors” for a further discussion.
Presentation of Financial Information
     In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (“A-IFRS”) as adopted by the Australian Accounting Standards Board (“AASB”) and other pronouncements set by the International Accounting Standards Board (“IASB”) for financial years commencing on or after 1 January 2005.
     Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. Certain financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
     Information based on Australian generally accepted accounting principles in existence prior to the adoption of A-IFRS is not comparable to information prepared in accordance with A-IFRS.
Enforceability of Civil Liabilities
     We are an Australian public corporation having limited liability. Most of our directors and executive officers and certain of the experts named herein are residents of Australia. All or a substantial portion of our assets and these persons are located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon us, our directors, executive officers or experts, or to enforce against us or any of these persons in United States judgements predicated solely upon civil liability under United States federal or state securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon United States federal or state securities laws. We have been advised by our Australian counsel, Mallesons Stephen Jaques, that there is doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgements of United States courts, of civil liabilities predicated upon the federal or state securities laws of the United States.
     The Commonwealth of Australia is a sovereign entity and, therefore, may be entitled to sovereign immunity from civil liability predicated under the United States federal or state securities laws and the laws of other jurisdictions. It may be difficult for investors to effect service within the United States upon the Commonwealth of Australia, or to obtain or realise upon judgements of courts in the United States or other jurisdictions against the Commonwealth. The Australian Government has been advised by Freehills, its Australian legal counsel, that there is doubt as to the enforceability in Australia, in original actions or in actions for the enforcement of judgements of courts of the United States, of civil liabilities predicated solely upon federal or state securities laws of the United States.

iv

Summary Overview	1
Risk Factors	18
Dividends	27
Exchange Rates	28
Listing Information	29
Major Shareholders and Related Parties	31
Relationship with the Commonwealth	33
The Future Fund	36
Use of Proceeds	37
Selected Consolidated Financial and Statistical Data	38
Operating and Financial Review and Prospects	42
Quantitative and Qualitative Disclosures about Market Risk	110
Information on the Company	114
Competition	134
Regulation	137
Directors and Management	146
Exchange Controls and Foreign Ownership	167
Description of Shares and our Constitution	173
Relationship between Shares and Instalment Receipts	180
Description of the Instalment Receipts and Trust Deed	180
Taxation	189
Notice to Investors	199
Plan of Distribution	201
Validity of Securities	210
Independent Auditors	210
Glossary	211
Index to Financial Statements	F-1
Annex A: Remuneration Report	A-1

v

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Summary Overview
     This summary highlights key aspects of the offering of our shares contained elsewhere in this Institutional Offering Memorandum. This summary is not a substitute for the more detailed information contained in the rest of this Institutional Offering Memorandum. For a more comprehensive description of the offering of our shares, you should read the entire Institutional Offering Memorandum including “Risk Factors”. The terms “we”, “our”, “us”, and other like terms refer to Telstra Corporation Limited and its consolidated subsidiaries, unless the context requires otherwise. The Commonwealth of Australia is referred to as the “Commonwealth” and the Government of the Commonwealth of Australia is referred to as the “Australian Government” or the “Government”.
General
     We are Australia’s leading telecommunications and information services company, offering a full range of services in these markets. We also operate in certain overseas countries.
     Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access and content;

•	a comprehensive range of data and Internet services including through Telstra BigPond®, Australia’s leading Internet service provider (“ISP”);

•	management of business customers’ information technology and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (“CSPs”) and ISPs;

•	advertising, search and information services through Sensis; and

•	cable distribution services for FOXTEL’s cable subscription television services.
     One of our strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
     We own 50% of FOXTEL, and our international businesses include interests in CSL New World Mobility Group (“CSL”), Hong Kong’s leading mobile operator, TelstraClear Limited (“TelstraClear”), the second largest full service carrier in New Zealand, and Reach Ltd (“REACH”), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited, a leading real estate and home furnishings website in China.
Corporate Objective
     Our corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer-focused solutions.
Vision and Mission
     Our vision is to do for our customers what no one else has done. That is, create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and governments.
     Our mission is to know our customers and meet their needs better than anyone else. We aim to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want it.

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Strategy
     Following a comprehensive review of our operations during the first half of fiscal 2006, from customer-facing to back-office operations, we announced a whole-of-company, five year transformation strategy in November 2005. The key elements of this transformation strategy are:
•	building a next-generation fixed network to support the growing demand for IP-based services and simplifying IT systems;

•	rolling out next-generation wireless services over our recently launched NEXT GTM national wireless broadband network (“NEXT GTM wireless network”);

•	implementing market-based management using extensive customer research and knowledge to differentiate our product and service offerings tailored for particular customer segments;

•	providing customers with an integrated user experience across all devices and platforms — fixed, wireless and Internet;

•	removing costs from operations, by reducing complexity, making business systems more efficient and simplifying operations;

•	expanding and enhancing our Sensis business through organic growth and targeted acquisitions of advertising, search and information businesses; and

•	undergoing cultural transformation, including large investments in training staff and reforming the way we do business.
     Our transformation strategy involves a complex and fundamental change to our business, operations, networks and systems and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. The initiatives associated with our transformation strategy involve significant capital expenditure and extensive management attention and resources and entail substantial risks. Our ongoing investment in this transformation has significantly reduced income and free cash flows. We believe we have to undertake these major changes at this time and under our proposed schedule in order to maintain our competitiveness and improve our financial results in an increasingly competitive, technologically challenging and highly regulated environment. The main initiatives of our transformation strategy are described below.
Strengthening our fixed line telecommunication network and services
     We intend that our next-generation fixed network will deliver new, better and faster services to our customers. This next-generation fixed network will include an IP core network that will offer increased platform capacity compared to our current network. We intend to provide users with more reliable and stable media and telephony services and expand the number and range of services available to customers.
     The development of our IP core network is well advanced. We are beginning to deploy advanced services to upgrade business customers, including IP telephony and conferencing, IP-based call centres, reliable higher-speed broadband, web-hosting and security services. We will offer new multimedia applications to residential customers when higher speed services become available.
     The new next-generation fixed network is expected to provide us with the ability to address increasing customer demand and the growing market for Virtual Private Networks (“VPNs”) to connect organisations and enterprises to the Internet. The new next-generation fixed network is expected to reduce overall unit costs, allow proactive management of actual and predicted network demand and permit network upgrades to be implemented simultaneously across the nation rather than sequentially over many months. We are also investing in technology that greatly improves the speed of ADSL.

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Deploying NEXT GTM — our national wireless broadband network for Australians
     In October 2006, we launched our new NEXT GTM wireless network to replace our existing CDMA network. Our NEXT GTM wireless network customers will enjoy access to a greater range of content and services as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We will continue to operate services over both our existing GSM and CDMA networks until the national NEXT GTM wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government agreements have been gained, we will close our CDMA network. We expect that this initiative will reduce duplication of both capital and operational expenditure.
Implementing market-based management
     We are implementing a market-based management approach focused on our customers’ needs. We believe that extensive customer research will allow us to differentiate ourselves from competitors by creating offers that are more relevant to the lifestyles and needs of particular customer segments. Our ongoing customer research has guided the restructure of our consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments.
Creating integrated solutions for customers
     We are seeking to provide individual and business customers with an integrated user experience across devices and platforms — fixed, wireless and Internet. Our transformation strategy involves the integration of services across mobiles, BigPond®, and Sensis and is designed to facilitate product differentiation tailored to customer needs, increasing the value of our products and services for our customers.
Rationalising product and network platforms using a “one factory” approach
     We are endeavouring to remove costs from our operations in part by reducing complexity, making business systems more efficient and simplifying operations. We are removing or capping obsolete, duplicated and ageing products and network platforms. Working with the customer is a crucial part of this program as the customers move off legacy systems. Cutting complexity and the associated cost from our operations is a critical first step to deliver customers a powerful and seamless user experience, integrating devices and platforms in a simpler way.
Expanding and enhancing Sensis’ online offerings
     Sensis, our advertising, search and information services business, is building on its search and transaction business and over time integrating its applications and services business with other products such as BigPond® and Telstra Mobile. Sensis is seeking to achieve rapid user and advertiser growth by increasing online and wireless usage with a wide range of new content, services and improvements across Sensis’ online network and through targeted acquisitions.
Transforming our culture
     We are also undergoing a cultural transformation, with large investments in training employees and improving the way we do business.
     We have recast leadership, talent management and performance incentives to deliver essential culture change. Our technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support its operational performance. We are investing an additional A$210 million over three years in a new training program for technical, engineering and marketing staff in order to equip them with the right skills to build, operate and maintain next-generation networks and better serve customers.

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Achieving regulatory reform
     We remain committed to working towards a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that we believe is good for our business, our shareholders, our customers and the Australian telecommunications industry overall. We will continue to invest considerable time and resources in a dialogue with policy-making and regulatory authorities seeking to achieve a regulatory environment that safeguards shareholder investments in next-generation networks and services.

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The Global Offering
     The Commonwealth is offering 2,150,000,000 shares in the Global Offering. The offer size may only be increased to the extent and in the circumstances described in this section. In addition, if the Over-allotment Option is exercised in full, the offer size will increase by an additional 322,500,000 shares.

Retail Offering	An offering of shares comprising:

• an offer to eligible Australian and New Zealand resident retail shareholders in Telstra of an allocation benefit of 1 share for every 2 shares held; and

• a general public offer and a broker firm offer to Australian and New Zealand resident retail investors.

Retail investors subscribing under the Retail Offering will be entitled to (i) a discount of A$0.10 on the amount of the first instalment payable by institutional investors and (ii) 1 bonus loyalty share for every 25 instalment receipts purchased under the Australian component of the Retail Offering and held until 15 May 2008, subject to certain conditions. The final instalment price for Australian retail investors who hold their instalment receipts until 15 May 2008 is capped at the volume weighted average price of Telstra shares for the three-day period ending 17 November 2006, less A$2.00.

Institutional Offering	An offering of shares consisting of an invitation to:

•    institutional investors in Australia, New Zealand, the United States and certain other overseas jurisdictions who are eligible Telstra shareholders to bid for shares and be entitled to receive an initial allocation benefit of 1 share for every 2 shares held, as further described below;

•    other institutional investors in Australia, New Zealand, the United States and certain other overseas jurisdictions to bid for shares and benefit from a minimum reserved allocation, as further described below; and

• investors in Japan to subscribe for shares via a “public offer without listing”, or POWL, and benefit from a minimum guaranteed allocation, as further described below.

The Institutional Offering therefore comprises (i) the US Offering and the ROW Offering, made pursuant to this Institutional Offering Memorandum, (ii) the Australian Offering, made pursuant to the Australian Prospectus or the New Zealand Investment Statement, as applicable and (iii) the POWL, made pursuant to a Japanese Prospectus to be lodged with the relevant Japanese regulatory authorities.

Selling shareholder	The Commonwealth currently owns approximately 51.8% of Telstra, or 6,446,207,123 shares.

Future Fund	Any shares not sold by the Commonwealth under the Global Offering will be transferred to the Future Fund, a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is a separate legal entity from the Commonwealth, responsible for investment decisions and holds the Future Fund’s investments.

The exact number of shares to be transferred to the Future Fund and the date of transfer will be determined by the final size of the Global Offering, whether or not the Over-allotment Option is exercised and

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other administrative mechanisms. The Commonwealth will initially retain sufficient shares to meet the bonus loyalty obligations available to certain retail investors in the Retail Offering. On the basis of an offer size of 2,150,000,000 and no exercise of the Over-allotment Option, the Future Fund will hold approximately 35% of Telstra shares upon the completion of the Global Offering.

The shares transferred to the Future Fund will be subject to the lock-up provisions described below.

Offer size	The offer size is 2,150,000,000 shares, unless increased as described below.

Initial allocation benefits	Institutions holding Telstra shares as of 6.00 pm Sydney time on 17 November 2006, that lodge a valid bid by that time, will be entitled to an initial allocation benefit of 1 share for every 2 shares held in Telstra as at the close of the bookbuild, or such lesser number of shares for which the institution has lodged a valid bid. The initial allocation benefit is subject to the bidder having made and not withdrawn a valid bid at or above the final price.

Minimum reserved allocation	A minimum of 15% of the offer size will be reserved for the following investors participating in the Institutional Offering:

• Telstra shareholders that place bids for amounts in excess of their initial allocation benefit;

• other institutional investors that are not Telstra shareholders at the close of the Institutional Offering;

• investors subscribing under the POWL in excess of any POWL minimum guarantee; and

• Australian and New Zealand retail investors who participate in the Institutional Offering via broker-sponsored bids for amounts in excess of their initial allocation benefit (if any).

Any allocation of these reserved shares is subject to the institutional investor having made and not withdrawn a valid bid at or above the final price. These reserved shares will be allocated by the Commonwealth in accordance with the allocation criteria for the Institutional Offering.

Any reserved shares not allocated to these institutional investors will be allocated to applicants under other parts of the Global Offering.

POWL minimum guarantee	A minimum total number of shares may also be reserved for Japanese investors subscribing under the POWL.

Ability to increase the offer size	Other than as a result of the exercise of the Over-allotment Option described below, the offer size may only be increased in the event the number of shares required to satisfy allocations under the Retail Offering, the initial allocation benefits and any POWL minimum guarantee granted to institutional investors under the Institutional Offering exceeds 2,150,000,000.

If the offer size is increased to satisfy these allocations, no more than 15% of the revised offer size will be allocated to the institutional members who may benefit from the minimum reserved allocation.

Over-allotment Option	The Commonwealth has granted the Joint Global Coordinators an option exercisable within 30 days from the date of commencement of conditional and deferred settlement trading of the instalment receipts on the ASX, to cover over-allotments, if any, under the Institutional

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Offering. Assuming the Commonwealth does not increase the offer size in the circumstances described above, a full exercise of the Over-allotment Option would increase the offer size by an additional 322,500,000 shares.

Final price	A$ per share, which will be determined by the Common-wealth in consultation with the Joint Global Coordinators and the Commonwealth’s financial adviser at the end of a bookbuild process. Payment for shares is to be made in Australian dollars. The first instalment payment per share is A$2.10. The final instalment payment per share, due on 29 May 2008, will be A$.

Institutional allocation policy	The allocation of shares among institutional investors in the Global Offering will be determined by the Commonwealth after consultation with the Joint Global Coordinators and the Commonwealth’s financial adviser. There is no assurance that any institutional investor will be allocated any shares or the number of shares for which it has bid.

The first determinant will be the final price. Bids for shares that are submitted at prices lower than the final price will receive no allocation of shares. After disregarding bids at prices lower than the final price, the institutional allocation policy will reflect a number of factors. Following the provision of the initial allocation benefit described above, the balance of the institution’s bid, if any, will be subject to allocation on the basis of various allocation criteria, which include investor quality, quality of bid, participation in marketing activities and provision of feedback in connection therewith and any other criteria as may be considered by the Commonwealth. In addition, institutions believed to have engaged in adverse market behavior prior to or during the Global Offering may be penalised.

Institutions (and retail investors bidding via broker-sponsored bids) who are entitled to receive an initial allocation benefit and who bid for shares at or above the final price will generally receive their initial allocation benefit, although the Commonwealth reserves the right to withhold the initial allocation benefit from persons it considers have engaged in adverse market behaviour.

Instalment payment arrangements	Payment for the shares is to be made in two instalments. It is important to recognise that the partial payment characteristics of instalment receipts may make percentage price movements in them, other things being equal, greater than percentage price movements in fully paid shares.

Prepayment option	Holders of instalment receipts (other than holders with a New Zealand registered address) may prepay the final instalment for some (in minimum parcels of 2,000 instalment receipts) or all of their registered holding on or by 28 February 2007 and on or by the last day of every month thereafter (each a prepayment date) until 31 March 2008 and will receive a prepayment discount if they do so. Such prepayment must be paid in Australian dollars. To prepay, institutional investors will need to contact the instalment receipt and share registrar to obtain notification of the amount payable and the applicable prepayment discount described below. A prepayment notification must be requested by the eighth business day of the month during which prepayment is intended to be made. Payment must be submitted to the instalment receipt and share registrar by 5:00 pm Sydney time on the last business day of the relevant month.

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Prepayment discount	The prepayment discount is calculated by discounting the final instalment payable by institutional investors, for the period between the relevant prepayment day (the last day of the month in which payment is received) and 29 May 2008, using the yield to maturity of the benchmark Government bond 8.75% Coupon, maturing 15 August 2008, applicable as at the end of the previous month.

Instalment receipts	Upon payment of the first instalment, purchasers of the shares will be issued instalment receipts. Each instalment receipt will evidence beneficial ownership in a particular share, subject to a security interest in favor of the Commonwealth securing payment of the final instalment for that share. Upon payment of the first instalment, the underlying shares will be transferred to the instalment receipt trustee, Telstra Sale Company Limited (A.C.N. 121 986 187) under the trust deed, dated on or about 8 October 2006, among the Commonwealth, the trustee and the holders of instalment receipts. The trustee will be the registered holder of the shares and will hold them in trust for the benefit of the holders of instalment receipts until payment of the final instalment, subject to a security interest in favour of the Common-wealth securing payment of the final instalment.

The trust deed allows for the holder of the instalment receipt to exercise the voting rights attached to the share underlying each instalment receipt and to receive all dividends and other benefits paid or given on that share.

Upon payment of the final instalment, the instalment receipts will be cancelled and investors will become registered holders of the underlying shares.

Lock-ups	Telstra has agreed that it will not offer to sell, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares (or securities convertible into or exchangeable or exercisable for any shares) or deposit any such securities in an American depositary receipt facility, or publicly disclose the intention to make any such offer, sale, pledge, disposition or deposit, except under the Global Offering, for a period of 180 days after the date of the International Purchase Agreement without the prior written consent of the Joint Global Coordinators. This lock-up does not prohibit (and no consent will be required for) any offer to sell, sale, contract to sell, pledge or other disposition, directly or indirectly, by Telstra of any shares pursuant to or in connection with any employee, executive, director or agent share option or purchase plans, or any dividend reinvestment plan.

On the day that shares are transferred to the Future Fund, the Minister of Finance and Administration (the “Finance Minister”) will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts are first listed on the ASX except (a) in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan; (b) as part of any Telstra capital management initiative, such as a buy-back or capital reduction or (c) to a single investor, provided that (i) the disposal involves at least 3% of Telstra’s issued ordinary shares at the time of the disposal; (ii) the disposal does not take place until at least six months after the date instalment receipts are first listed on the ASX; (iii) the investor

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provides an acceptable undertaking for at least the balance of the escrow period; (iv) the price per share is no less than the final price payable by institutional investors; and (v) Telstra is advised prior to such disposal. After the two year lock-up period, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term as directed under its investment mandate. The current Government intends that the lock-up direction will not be varied or revoked. However, a future Government may take a different approach.

Use of proceeds	The Commonwealth will receive all of the net proceeds of the Global Offering. We will receive none of the proceeds.

Dividends	Our Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes the company continues to be successful in implementing its transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.

The Board is unable to give guidance on ordinary dividends for fiscal 2008 owing to the continuing uncertainty attached to regulatory outcomes and impacts on our business as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to, among other factors, the company’s earnings and cash flow as well as future regulatory impacts and all other factors that affect the operation of the company.

United States taxation	If you are a US holder, as defined in “Taxation — United States Taxation”, your obligation to pay the final instalment will be treated for United States federal income tax purposes as a debt obligation (a “purchase obligation”), which will bear original issue discount (“OID”) to the extent that the amount of the final instalment exceeds the difference between the fair market value of a share at the date of the issuance of the instalment receipt and the amount of the first instalment, all calculated in Australian dollars. In addition, whether you are a cash-basis or accrual-basis taxpayer, you will be entitled to deduct as interest expense, subject to various limitations discussed below, the OID with respect to each purchase obligation you have issued. See “Taxation — United States Taxation”.

Tax exempt US holders	If you are a US holder that is exempt from United States federal income tax, such as an individual retirement account, Keogh plan or pension or other employee benefits plan with tax exempt trusts, the obligation to pay the final instalment constitutes “acquisition indebtedness” as defined in the US Internal Revenue Code of 1986, as amended. Accordingly, dividends and gains, if any, on the sale of shares may be taxable, in part, as unrelated business taxable income to you. See “Taxation — United States Taxation”.

Australian taxation	The application of Australian income tax to investors who are non-residents of Australia for tax purposes (“tax non-residents”) on the disposal of their investment depends on the individual circumstances of the taxpayer as well as the provisions of any tax treaty between Australia and the investor’s resident jurisdiction. The Australian Government has announced proposed changes to the capital gains tax provisions, which have not yet become law. In general, since the

9

holding of an instalment receipt constitutes an interest in an Australian resident trust estate, under current capital gains tax provisions, a capital gain on the disposal of instalment receipts by tax non-residents will be subject to Australian income tax.

In general, under the current capital gains tax provisions a capital gain on disposal of shares by tax non-residents should not be subject to Australian income tax where the tax non-resident’s holding, together with the holding of associates, over a prescribed period is less than 10% of issued shares in Telstra. Restrictions on the extent of foreign ownership in Telstra should ensure that non-resident investors qualify for exemption from Australian income tax on capital gains on disposal of shares because the holding will be less than 10%.

Tax non-residents subject to such Australian income tax would also be required to file an income tax return in Australia.

The applicable Australian double tax treaty may exempt a gain from taxation, if the gain represents “business profits” and the tax non-resident does not have a permanent establishment in Australia to which those business profits are attributable. There is a question as to whether or not a gain on instalment receipts will represent “business profits”. Certain of Australia’s tax treaties specifically exclude capital gains from “business profits”. Investors who wish to rely on a double tax treaty for relief from liability to pay Australian tax are urged to consult their tax advisers.

Under the proposed changes, a capital gain from an instalment receipt or a share by a tax non-resident should be subject to Australian income tax only in limited circumstances. This is, in general terms, where the value of the relevant interest is wholly or principally attributable to Australian real property. Investors should seek their own advice in relation to the potential impact of the proposed changes to take into account their own circumstances.

See “Taxation — Australian Taxation”.

Australian stamp duty	The stamp duty laws of the Australian Capital Territory are relevant to dealings in the instalment receipts or shares of Telstra. Under those laws, the transfer of marketable securities or an interest in marketable securities is a dutiable transaction and liable to duty at the rate of 0.6% on the greater of (i) the consideration (if any); and (ii) the market value of the marketable securities (or interest in them).

The transfer of shares from the Commonwealth to the trustee and from the trustee to the holder of an instalment receipt on payment of the final instalment are, however, exempt from duty under the Common-wealth legislation relating to the privatisation of Telstra.

No duty is payable in respect of an agreement for sale or transfer of shares which are quoted on the ASX, another stock exchange which is a member of the World Federation of Exchanges or another stock exchange which has been approved by the relevant Minister (a “Relevant Stock Exchange”), or an interest in shares where the underlying shares are quoted on a Relevant Stock Exchange (whether the interest is quoted on such an exchange or not).

Therefore, stamp duty will not be payable by a subsequent acquirer of the instalment receipts or shares if at the time of both any agreement

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for sale and any transfer, the instalment receipts or shares that are the subject of the transfer are quoted on a Relevant Stock Exchange.

If at the time of a transfer or agreement for transfer of the instalment receipts or shares, Telstra shares have been suspended from quotation, this exemption may not apply. The ACT Revenue Office is currently considering whether to treat “marketable securities” as being quoted when there is a suspension from quotation. If the exemption does not apply, any duty payable would be payable by the subsequent acquirer of the instalment receipts or shares.

Apart from the exemptions referred to above, other exemptions may apply depending on the circumstances.

See “Taxation — Australian Taxation”.

Voting rights	Shareholders have one vote on a show of hands and one vote for each share held by them on a poll. Under the trust deed, the trustee will appoint the holders of the instalment receipts to exercise the voting rights attached to the shares underlying the instalment receipts.

The Minister for Communications, Information Technology and the Arts (the “Communications Minister”) has discretionary powers to direct us in some circumstances regarding matters involving the public interest. To date, the Communications Minister has not used this power. Our Board must ensure that we comply with any direction from the Communications Minister given under these powers.

Foreign ownership restrictions	The Telstra Corporation Act 1991 imposes limitations on the ownership of shares by “foreign persons”. Foreign persons and their “associates” may not in total have interests in more than 35% of our shares not held by the Commonwealth, referred to as the aggregate limit, and no single foreign person and its associates may have an interest in more than 5% of our shares not held by the Commonwealth, referred to as the individual limit. Telstra shares transferred to the Future Fund following the completion of the Global Offering will not be considered to be held by the Commonwealth for the purposes of these restrictions on foreign ownership. If all of the shares currently held by the Commonwealth are sold or transferred to the Future Fund, the effective aggregate limit will be 35% rather than the current 16.87%, and the effective individual limit will be 5% rather than the current 2.41%. In the event that either of the foregoing limitations is exceeded, a person or persons who acquired instalment receipts or shares which resulted in the limits being exceeded, or further increased the level of interests held by foreign persons and their associates in excess of these limitations, may be subject to fines. Under the trust deed and our constitution, Telstra and the trustee will have the power to divest instalment receipts or shares in which foreign persons or their associates have interests in excess of the limitations described above in accordance with rules to be approved and published from time to time by Telstra and the trustee. Telstra or the Commonwealth may also request judicial intervention for remedies which could include directing the disposal of instalment receipts or shares, restraining the exercise of any rights attaching to instalment receipts or shares and prohibiting or deferring the receipt of sums payable on instalment receipts or shares.

Restricted securities	The instalment receipts and shares sold in reliance on Rule 144A under the Securities Act will constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and for so

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long as they remain “restricted securities”, such securities may not be transferred except in compliance with certain transfer restrictions. See “Notice to Investors”. Furthermore, such securities may not be deposited into any unrestricted depositary receipt facility in respect of Telstra’s ordinary shares, including but not limited to Telstra’s American Depositary Receipt facility for which the Bank of New York acts as depositary, unless and until such time as such securities are no longer “restricted securities” within the meaning of Rule 144(a)(3).

Listing	Application will be made for the instalment receipts and the underlying shares to be approved for official quotation on the ASX. Application has been made for the instalment receipts and the underlying shares to be approved for official quotation on

Neither the instalment receipts nor the shares will be listed, or eligible for trading, on the NYSE, and neither may be deposited into any unrestricted depository receipt facility in respect of Telstra’s ordinary shares for such time as the instalment receipts and shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. See “Restricted Securities” above. As discussed elsewhere in this Institutional Offering Memorandum, in the event that the SEC adopts the proposed rules permitting foreign private issuers to deregister and terminate their reporting obligations under the US Securities Exchange Act of 1934 (the “Exchange Act”), and if we are eligible to deregister under such rules as adopted, we intend to deregister our ordinary shares and delist our ADRs from the NYSE at such time. In such case, we would no longer continue to prepare and file with the SEC annual reports on Form 20-F, or otherwise be subject to reporting obligations under the Exchange Act. We will continue to be subject to our continuous ASX disclosure obligations in Australia under the Corporations Act, but investors should note that such disclosure obligations differ in certain material respects from the continuing reporting obligations for foreign private issuers under the Exchange Act. See “Risk Factors”.

ASX symbols	Shares	TLS
	Instalment receipts	TLSCB

NZSX symbols	Shares	TLS
	Instalment receipts	TLSCC

Settlement of first instalment	Payment of the first instalment and delivery of the instalment receipts is expected to take place on or about 24 November 2006. Application has been made for clearance of the instalment receipts through the Clearing House Electronic Subregister System, or “CHESS”.

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Summary Consolidated Financial and Statistical Data
     The following summary consolidated financial data comes from our audited consolidated financial statements. The statistical data represent management’s best estimates. The following information should be read in conjunction with our audited consolidated financial statements and the other information contained in this Institutional Offering Memorandum. Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. The financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
Financial data in accordance with A-IFRS for the two-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006(1)	2005
	A$	US$	A$
	(In millions, except per
	share amounts)
Income Statement data
Total Income (excluding finance income)(2)	23,100	17,147	22,442
Expenses (excluding depreciation, amortisation and finance costs)(2)(3)	13,516	10,032	11,978
Depreciation and amortisation	4,087	3,034	3,529
Net finance costs	936	695	880
Profit before income tax expense	4,561	3,386	6,055
Profit for the year	3,181	2,362	4,309
Basic earnings per share(4)	0.26	0.19	0.35
Dividends paid(5)	4,970	3,689	4,124
Dividends declared for the fiscal year	4,224	3,135	4,970
Dividends declared per share	0.34	0.25	0.40
Total income comprises
Sales revenue	22,750	16,888	22,161
Other revenue	22	16	20
Other income	328	243	261
Finance income	66	49	83

	23,166	17,196	22,525

Balance Sheet data
Total assets	36,175	26,853	35,211
Current borrowings	1,969	1,462	1,507
Non-current borrowings	11,409	8,469	10,941
Share capital	5,569	4,134	5,536
Equity/net assets	12,832	9,525	13,658

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

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(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see “Operating and Financial Review and Prospects”.

(3)	Includes our share of net (profit)/loss from jointly controlled and associated entities.

(4)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357 (2005: 12,443,074,357). During fiscal 2005, we completed a share buy-back of 185,284,669 ordinary shares.

(5)	During fiscal 2006, we paid dividends of A$4,970 million, being the previous year’s final dividend of A$1,739 million, a special dividend of A$746 million paid with the previous year’s final dividend, the fiscal 2006 interim dividend of A$1,739 million and a special dividend of A$746 million paid with the interim dividend.
Financial data in accordance with US-GAAP for the five-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006(1)	2005(4)	2004(4)	2003(4)	2002(4)
	A$	US$	A$	A$	A$	A$
	(In millions, except per share amounts)
Income Statement data
Operating revenue	22,779	16,909	22,167	20,737	20,495	20,196
Net income, before cumulative effect of change in accounting principle	2,718	2,019	4,204	1,265	3,847	3,922
Cumulative effect of change in accounting principle(2)	(245)	(181)	—	4	(309)	—

Net income	2,473	1,838	4,204	1,269	3,538	3,922
Basic earnings per share, before cumulative effect of change in accounting principle	0.22	0.16	0.34	0.10	0.29	0.31
Cumulative effect of change in accounting principle(2)	(0.02)	(0.01)	—	—	(0.02)	—

Basic earnings per share(3)	0.20	0.15	0.34	0.10	0.27	0.31
Proforma net income(2)	2,718	2,019	4,184	1,228	3,569	3,936
Proforma basic earnings per share(2)	0.22	0.16	0.34	0.10	0.28	0.31
Balance Sheet data
Total assets	35,777	26,557	37,040	35,670	40,529	42,948
Current borrowings	1,984	1,473	1,524	3,246	1,323	1,866
Non current borrowings	11,734	8,710	11,641	9,095	11,580	12,372
Share capital	5,954	4,420	5,921	6,164	6,568	6,536
Equity/net assets	11,803	8,761	14,196	15,082	17,899	18,363

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423

(2)	During fiscal 2006, we changed our accounting principles under US-GAAP in relation to mobile handset subsidies and capitalisation of pension costs. Refer to note 37(b) in our financial statement for further details.

The proforma amounts for net income and basic earnings per share assume that these changes in accounting principle were applied retroactively.

(3)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357. As at 30 June 2005, we had issued ordinary shares of 12,443,074,357 after

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completing a share buy-back of 185,284,669 ordinary shares. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. As at 30 June 2003 and 30 June 2002, we had 12,866,600,200 issued ordinary shares.

(4)	Certain US-GAAP amounts in 2005, 2004, 2003 and 2002 have been restated as a result of a number of immaterial adjustments that were identified as part of our adoption of A-IFRS. Refer to note 37(a) in our consolidated financial statements for further details.

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Statistical Data as at the end of the period (except for traffic data)

	Year Ended 30 June
	2006	2005	2004	2003	2002
Billable Traffic Data (in millions)
Local calls (number of calls)	7,432	8,469	9,397	9,794	10,269
National long distance minutes(1)	7,215	7,743	8,520	9,161	9,170
Fixed to mobile minutes	4,491	4,375	4,226	3,944	3,691
International direct minutes	534	580	651	740	781
Mobile voice telephone minutes(2)	7,311	6,746	6,145	6,335	5,780
Inbound Calling Products — B Party minutes	2,922	2,773	2,708	2,655	3,345
Inbound Calling Products — A Party minutes	1,012	940	938	918	N/A
Number of short messaging service (SMS) sent	3,019	2,289	1,944	1,413	N/A

Network and Operations Data (in millions)
Basic access lines in service(3)
Residential	5.46	5.60	5.87	6.20	6.35
Business	2.32	2.45	2.57	2.71	2.72

Total retail customers	7.78	8.05	8.44	8.91	9.07
Domestic wholesale	2.16	2.07	1.84	1.55	1.33

Total basic access lines in service	9.94	10.12	10.28	10.46	10.40

ISDN access (basic lines equivalents) (in thousands)(4)	1,214	1,208	1,288	1,213	1,268

Mobile Services in Operation (SIO) (in thousands)(5)
3G	317	—
GSM	6,468	6,894	6,653	5,812	5,346
CDMA	1,703	1,333	951	757	596

Mobile services in operation	8,488	8,227	7,604	6,569	5,942

Total Wholesale mobile SIOs (in thousands)	119	83	61	N/A	N/A

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	1,194	1,158	1,056

Broadband subscribers — Retail	1,476	856	427	121	168
Broadband subscribers — Wholesale(6)	1,427	888	379	240	N/A

Total Broadband subscribers	2,903	1,744	806	361	168

Total online subscribers	3,930	2,949	2,000	1,519	1,225

Total FOXTEL subscribers (in thousands)	1,130	1,023	904	836	800
Employee Data
Domestic full-time staff(7)	37,599	39,680	36,159	37,169	40,427
Full time staff and equivalents(8)	44,452	46,227	41,941	41,941	44,977
Total workforce(9)	49,443	52,705	N/A	N/A	N/A

(1)	Includes national long distance minutes from our public switched telephone network (“PSTN”) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

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(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(3)	Excludes Incontact service (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(4)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(5)	Excludes CSL New World SIOs.

(6)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL Layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(7)	Excludes offshore, casual and part time employees.

(8)	Includes all domestic and offshore employees, including controlled entities.

(9)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff.

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Risk Factors
     The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect our business, profits, outlook and management objectives, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Institutional Offering Memorandum and the cautionary statement regarding forward-looking statements in this Institutional Offering Memorandum.
We operate in a highly regulated environment that negatively affects our business and profitability. In particular, we believe that regulation limits our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets. We are required to give our competitors access to certain services and infrastructure in which we have invested significant shareholder funds, even though the competitors could have invested in developing their own capabilities but chose not to do so.
     A further description of Australia’s telecommunications regulatory regime is contained in “Relationship with the Commonwealth — The Commonwealth as regulator” and “Regulation”.
     Telstra believes that regulation is the most significant ongoing risk to the company. There can be no assurances as to future policies, ministerial decisions or regulatory outcomes. These may be significantly adverse to our shareholders.
     We are focused on building competitive advantage. This may however be undermined by adverse policies, decisions or regulatory outcomes.
     We believe the current regulatory regime is value destroying. Regulatory reform is an issue with which management is seriously engaged and although recent history does not give us any indication that regulatory risks will be reduced, we are committed to seek regulatory reform on behalf of our shareholders.
     We face substantial regulatory risks that we believe have, and will continue to have, substantial adverse effects on our operations and financial performance. The key risks include:
•	Access pricing: The ACCC can require us to provide certain services to our competitors using our networks, at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree a price. In many cases we believe that the ACCC proposes prices that are below our efficient cost of supply. The ACCC is yet to issue its final ruling on the prices it will allow us to charge for various wholesale services including unconditioned local loop service (“ULLS”) and spectrum sharing service (“SSS”). We believe that these are extremely important matters for the financial performance of our business. The ACCC has recently issued several interim determinations in ULLS arbitrations to which we are a party, reducing the price from A$22 to A$17.70 per line per month in band 2 (metropolitan areas, where the greatest number of ULLS services will be provided). We are effectively required by law to charge the same price for a basic line rental service for all retail customers across Australia, but the ACCC will not follow the same principle for wholesale customers, instead setting prices which differentiate between metropolitan and non-metropolitan areas (de-averaged prices), well below our calculation of the efficient costs. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to some customers in high cost, low density areas at the same retail price as in metropolitan areas. The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns, including dividends. In addition, the ACCC recently issued two draft interim decisions in SSS arbitrations significantly reducing the monthly charge to A$3.20. We believe such a price would lead to accelerated growth in SSS enabling our competitors to provide broadband and VoIP services with greater growth opportunities while we are restricted to supplying basic access services. In addition, we believe such reduced access prices would be likely to lead to a reduction in our retail prices.

•	Mandated access to Telstra networks: A key part of our transformation strategy involves deploying next-generation networks, including our recently launched NEXT GTM wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to the network should be required. We believe such compulsory competitor access would not be appropriate because of the wide availability of

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competing wireless networks. Were such access to be required this would deprive our shareholders of the benefits of the wider coverage of our network and we believe this would materially adversely affect our investment returns, earnings and shareholder returns, including dividends. This may undermine our commercial incentives to continue to invest in the NEXT GTM wireless network, for example, to increase data speeds.

•	Conduct regulation: On 12 April 2006, the ACCC claimed that we engaged in anti-competitive conduct when we raised our wholesale basic access prices to allow greater recovery of our estimated costs of providing the service without a similar increase in retail prices, in breach of the Trade Practices Act. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd, a subsidiary of one of our principal competitors, has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. We will vigorously defend these proceedings and any enforcement proceedings that may be brought by the ACCC, on the basis that we have not acted anti-competitively and that we believe we should be allowed to move our prices closer to our costs. The ACCC may in the future reach the view that other of our conduct is a breach of the Act. For example, a refusal by us to supply services to our competitors for what we believe to be normal commercial reasons may in the ACCC’s view, be a breach of the Act. We believe that, should the ACCC allege that we have engaged in anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have us modify what we believe to be normal commercial behavior. We will defend our right to act in what we believe to be a normal commercial manner.

•	Wide ministerial and regulatory discretion: The Communications Minister has broad and largely discretionary powers to impose and vary licence conditions and other obligations on us. For example, the requirement to operate separate retail, wholesale and network business units (“operational separation”) places a burden on us with many restrictions imposed on the way we run our business. Refer “Regulation —Operational separation”. However, the real risk with operational separation lies in the power of the Communications Minister to determine the way we conduct our business by directing us to vary our operational separation plan, subject only to the aims and objects of the legislation which are very broad. In addition, we are subject to retail price controls — for example, we are not allowed to charge for directory assistance (even to customers of our competitors), but there is no such restriction on our competitors charging for these services. Also, we are obliged to make certain uneconomic services available in rural and remote areas, without receiving what in our opinion is a fair contribution to our costs from our competitors. Further, the ACCC has broad discretionary powers and is in general not subject to ministerial oversight or direction.
     Because of these regulatory factors, there is a risk that we are, and could be, exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities and assets. This may make it prudent on some occasions for us to cease, or choose not to engage in, business activities in which we might otherwise engage; or avoid, defer or abandon certain capital projects as was the case with our fibre to the node (FTTN) project, where we chose not to build this network because in our view the access price likely to be set by the ACCC would not enable us to earn a competitive return for our shareholders. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets, and could benefit our competitors. This may in turn adversely affect our financial performance.
     For more detailed information regarding our regulatory environment and our obligations and potential liabilities under Australian regulations, see “Regulation”.
We may not succeed in implementing our transformation strategy. Even if successfully implemented, our transformation strategy may not achieve the expected benefits, or may not be achieved within the intended timeframe.
     We have invested substantial capital and other resources in the development, streamlining and modernisation of our networks and systems and have embarked upon a substantial transformation of the company. Our transformation strategy involves a complex and fundamental change to our business, operations, networks and

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systems, and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. There is a significant risk that we may not be successful in the implementation of our transformation strategy. In particular, there are substantial risks that:
•	our next-generation technologies and network, including our recently launched NEXT GTM wireless network, and IT support systems and processes will not function as anticipated;

•	key vendors on which we are dependent may not perform as expected;

•	customer take-up of and planned large-scale migration to our new products and services are significantly less than planned;

•	extended delays and other execution problems in implementing our transformation strategy may develop;

•	competitors may in time offer similar services and capabilities; and

•	our actual capital and operating costs turn out to be substantially greater than those budgeted.
     The occurrence of any or all of these risks may have a material adverse impact on our competitiveness, earnings and shareholder returns, including dividends.
Our next-generation technologies and network and IT support systems may not function as planned and the timetable for implementation is aggressive.
     Our next-generation technologies span across our fixed line and wireless networks, including our switching and transmission systems, as well as all our network and IT support systems and processes. We face significant risks that the technology may not be installed in a satisfactory manner, on time or within budget, and that the technology may not perform as expected and represented by our key vendors. The risks of non-performance include those relating to speed of transmission, quality of service, costs to deploy and operate the new networks and systems, the ability to create and effectively implement new product and service offerings and the capability to integrate applications and create seamless interfaces with front office order-entry systems and back office billing and customer support systems. As more customers are migrated to our next-generation networks and systems, some of these operational risks will increase. Any substantial delays in completing the new IT systems, or the customer migration, will lead to an extended period where we face the additional cost of operating old and new systems in parallel and delay the benefits from decommissioning the old systems.
     One of the most complex and highest risk elements of our transformation strategy is the rationalisation of our network platforms and IT systems, including our operational support systems and business support systems. Our plan to cap or exit 65% of our network platforms and reduce the number of our IT systems by at least 80% by 2010 is in its early stages and we have not yet delivered the initial release. If we are unable to simplify and rationalise our networks and systems or if we are substantially delayed in achieving this objective, we may not be able to achieve the full benefits of our transformation strategy.
     Our transformation strategy also depends upon the installation of new and untested support systems that we expect will allow us to price and sell services efficiently and bill and care for the customers who purchase them. The systems we are deploying are largely untested in the applications and the environments we intend for them. There is therefore substantial risk that our planned system installation and the migration of our customers to the new systems may not be successful or that we may not be able to integrate the systems supporting the multiple technologies and services we plan to operate. In addition, the migration of our CDMA customers to our NEXT GTM wireless network may be more costly or take longer than anticipated, leading to unanticipated costs in operating the CDMA network for longer than expected.
We are dependent on key vendors which may not perform as expected.
     We are dependent on key vendors for the implementation of our transformation strategy, such as Accenture, Alcatel, Cisco, Ericsson, Siebel, Kenan Systems and IBM. Our dependence on key vendors for the implementation of our next-generation technologies creates a number of risks, including risks that key vendors may not deliver or

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perform as promised or may fail, and the products we have chosen may be discontinued or become unsupported. Also, our ability to use other vendors, obtain contractual recourse or secure intellectual property rights should one of our chosen vendors fail to deliver or perform as promised may be limited.
Customer acceptance and take up of our new product and service offerings and our planned large-scale customer migration to new platforms, including in relation to our recently launched NEXT GTM wireless network, may be significantly less than planned.
     The success of our transformation strategy depends upon the large scale customer take-up of newly-created products and services enabled by our next-generation networks, including our NEXT GTM wireless network. No other major international telecommunications company has proven the commercial viability of creating and marketing the next-generation products and services we are planning to roll out. There is a substantial risk that we will not be able to create and develop appropriate or commercially attractive products and services that take advantage of these new network capabilities and meet market demand or that we will not develop appropriately tailored bundles of products and services compared to our competitors. Even if we do, there is a risk that customers will not purchase them in sufficient quantities or at high enough prices to recoup our investment.
     The take-up of new next-generation products and services also depends on our ability to successfully migrate our substantial customer base to our new network platforms. There is a risk that we may be unable to migrate our customers to our new networks and systems successfully and that we experience excessive churn of customers to other providers during the migration process. We may also be unable to suppress continuing demand for development of existing or legacy IT systems. The occurrence of any of these risks could also complicate the build and integration of new systems and hamper the application of sufficient resources to build and integrate the new systems and cause us to have to operate old and new systems for an extended period.
We may face extended delays and other execution problems in implementing our transformation strategy.
     Our transformation strategy calls for more deployments of more network technologies and IT support systems than we have ever attempted or that any major telecommunications company worldwide has successfully accomplished. The risks of executing all aspects of these deployments and the integration process on time and on budget, with high quality results, are significant. The risks associated with any one such deployment increase significantly as multiple deployments are being pursued simultaneously, each dependent in some measure upon the others being performed. In addition, our transformation is being executed in a relatively short period by a company that has not experienced a transformation process of this magnitude. There is substantial risk that our installation of these systems and the conversion of our embedded base of customers to them will take longer, be more expensive and cause more disruption than we anticipated, leading to lower sales, higher costs and widespread customer dissatisfaction. The risks associated with the execution of our transformation strategy also include the lack of suitable personnel and resources to implement our transformation, an inability of new IT systems and processes to deliver productivity gains and targeted workforce reductions and the potential for industrial disputes, each of which could significantly delay the transformation or limit its effectiveness.
Competitors may in time offer similar services and capabilities.
     We expect our competitors to continue to adapt their product offerings and technical capabilities. As a result, there is a risk that our ability to differentiate ourselves from our competitors on the basis of our planned next-generation technologies, network and IT support systems may be reduced, affecting our revenues, margins and profits. In addition, the relative advantages expected of our NEXT GTM wireless network’s geographic and in-building coverage and speed may be offset by competitors offering similar services and capabilities.
Our actual capital and operating costs may turn out to be substantially greater than budgeted.
     Our transformation strategy is very costly and has resulted in significant declines in our net income and our cash flow available for reinvestment or the payment of dividends. The foregoing risks could cause additional costs and expenses, delays in the availability of new technology and new products and services, fewer than expected customers buying fewer new products at lower than expected prices, and asset write-downs. These risks could lead

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to us not generating profits or cash flow to the levels prevailing when the transformation began and could also result in a significant reduction in earnings and shareholder returns, including dividends. In addition, while our transformation strategy is designed to respond to current market changes through the modernisation of our networks and systems, future technology and market changes may create the need for other network and systems changes and therefore require us to spend more than currently budgeted.
The success of our transformation strategy is highly dependent on our key personnel and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy.
     Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise. The transformation strategy that we are now pursuing is an enormous enterprise formulated by our current senior management team. Given the breadth of the strategy and the significant undertakings associated with it, the loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on our ability to achieve some or all of the objectives of the transformation strategy and consequently our earnings and shareholder returns, including dividends. There is also a risk that if the CEO were to leave us one or more of the overseas executives he has recruited may also leave.
We could experience difficulty in retaining and attracting skilled and experienced people.
     As technology evolves we will need to attract, retain and train our workforce. The relevant skills are in short supply worldwide. There is a risk that an inability to attract and retain skilled and experienced people and hence to embrace new technology and retain our corporate knowledge could impact our ability to remain competitive.
     For more information on our workforce, see “Directors and Management”.
If we are not successful in addressing the decline in revenues from our traditional high-margin fixed-line (PSTN) products and services and in increasing the revenues and profitability of our emerging products and services, our overall profitability will decline.
     Our PSTN revenues declined by 6.7% in fiscal 2006. This decline will continue and may accelerate. The decline has been caused by increasing competition, substantial regulatory impacts and the continued growth and development of technologies that offer increasingly viable alternatives to our PSTN services. This trend is present across telecommunications markets globally, and it is expected to continue. PSTN revenues comprise a significant portion of our revenues and provide high margins and strong cash flows that enable us to invest in and develop our business. If we are unable to arrest or slow the rate of decline in our PSTN revenues or grow alternative revenue sources, manage costs and minimise margin erosion in newer lower-margin products and services, such as mobiles, Internet, IP solutions, advertising and directory services and pay TV bundling, our earnings and shareholder returns, including dividends, could be materially adversely affected.
Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks.
     Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services. We are responding to current market changes through the modernisation of our networks and systems, including the deployment of our new nationwide NEXT GTM wireless network, but future technology and market changes may create the need for other network and systems changes at considerable cost to Telstra.
     To address the continuing changes in converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may

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drive down market prices. This could give these competitors an advantage if we are unable to promptly and efficiently provide equivalent services.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services.
     The Australian telecommunications market has become increasingly competitive since the Commonwealth introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets particularly as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services.
     There is also a risk that non-traditional competitors with greater access to content, substantial resources and/or alternative delivery platforms, such as Internet search engine and Internet trading companies, VoIP and media companies, may enter and compete effectively in our telecommunications markets.
     We expect vigorous price and facilities or network-based competition to continue or accelerate. We also expect that our competitors will continue to market aggressively to our high value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
     The Australian Government has announced Connect Australia, a A$1.1 billion package to subsidise the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas in Australia. In addition, nine of our competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers. Connect Australia is likely to increase facilities and network-based competition in these areas.
     For more information on our competitive environment, see “Competition”.
Our ability to pursue our strategy with some joint investments may be limited.
     Some of our domestic and international activities are conducted through subsidiaries, joint venture entities and other equity investments. These include our interests in FOXTEL, REACH, our 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL and SouFun. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to capital invested and the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. Any dispute or disagreement from time to time with our partners may negatively affect our ability to pursue our business strategies.
     In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.
     All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities or business objectives and the markets in which they operate. For more information on some of our investments, see “Information on the Company — International investments” and “Information on the Company — Products and services — Mobiles — 3G wireless service” and “Information on the Company —Products and services — Subscription television”, and “Information on the Company — Networks and Systems”.

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Network and system failures could damage our reputation and earnings.
     Our technical infrastructure is vulnerable to damage or interruption from a range of factors including floods, wind storms, fires, power loss, telecommunication failures, cable cuts and/or intentional wrongdoing. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a national disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
     There is a risk that our major customers’ capacity requirements will be in excess of our ability to supply, resulting in lost revenue, customers moving to competitors and possibly claims by customers against us.
     Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by our transformation program and the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced earnings.
Future sales of a substantial portion of our shares by the Future Fund could depress the market price for our shares and other equity interests.
     The Commonwealth has indicated it will transfer its Telstra shares not sold in the Global Offering to the Future Fund, a Commonwealth investment fund. Following the Global Offering the Future Fund will have a substantial shareholding in Telstra. The shares held by the Future Fund will be subject to an escrow or lock-up period of two years (with certain exceptions). After the escrow or lock-up period, the Future Fund will be required to sell down its shareholding over the medium-term to a level consistent with its investment strategy (at least below 20% of our issued share capital). See “Future Fund — General investment mandate”. Future disposals by the Future Fund of our shares or the perception that such disposals may occur could reduce our share price, and adversely affect the timing and effectiveness of our capital raisings, which could have an adverse impact on our cost of capital.
     The Finance Minister may issue directions to the Board of the Future Fund in relation to Telstra shares held by the Future Fund, including specifying how disposals, voting and other rights relating to the shares are to be exercised. While the current Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the sell-down), a future Government might take a different approach, using its direction power to require the disposal or voting of the Telstra shares held by the Future Fund to pursue Government objectives. There is also a risk that the interests of the Future Fund and/or the Commonwealth may not be aligned with the interests of our other shareholders, and the Future Fund could take actions that we may not regard as being in the best interests of our shareholders.
There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.
     Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Global Offering, at which time the Commonwealth will still own approximately 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.
     Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board.

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     The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see “The Future Fund”). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.
     The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins.
     To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However, it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
     The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.
     However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
Actual or perceived health risks relating to the emission of electromagnetic energy (“EME”) by mobile handsets and transmission equipment could lead to decreased mobile communications usage.
     While certain reports have suggested that EME emissions from mobile handsets and transmission equipment may have adverse health consequences, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards. Nonetheless, any widespread perception of EME risks may lead to decreased mobile communication usage, which would decrease our wireless business.
The price at which Telstra instalment receipts trade may be higher or lower than the price you pay for them.
     Numerous factors, many of which are beyond our control, may affect the price of the instalment receipts and the underlying shares, including overall economic conditions, changes in government policies, movement in interest rates and stock markets and general operational and business risks relating to Telstra, including investor perception of the success of the transformation strategy. The price at which instalment receipts trade may be higher or lower than the amount of the first instalment. In addition, when the underlying shares begin to trade on the ASX and NZSX (after the final instalment is due), they may trade below the total price paid. Further, the partial payment characteristics of instalment receipts may make percentage price movements in them, other things being equal, greater than percentage price movements in fully paid shares. The Commonwealth, Telstra and the Joint Global

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Coordinators cannot assure you that the public trading market price of the instalment receipts will not decline below the price you pay for them in or after the Global Offering.
There may not be an active trading market for the instalment receipts.
     Prior to the Global Offering, there has been no public market for the instalment receipts. Application has been made to have the instalment receipts and underlying shares quoted on the ASX and the NZSX. These securities will not be quoted on the NYSE. There is a risk that an active trading market in the instalment receipts may not develop or be sustained after completion of the Global Offering. In addition, holders have the option to prepay these securities before the final instalment is due. If a substantial number of these holders decide to prepay the final instalment, there is a risk that the liquidity of the trading market of instalment receipts may be adversely affected. Instalment receipts may trade at a price reflecting a premium or discount to the price of fully paid Telstra shares.
There may be a lower level of dividends.
     The Board’s current intention is to declare dividends totaling A$0.28 per share fully franked for fiscal 2007, subject to continued success in implementing our transformation strategy and no further material adverse regulatory outcomes during the course of the year. There is a risk that if we are unsuccessful in implementing our transformation strategy or there are further material adverse regulatory outcomes, the amount of dividends in any year may be reduced or not fully franked, which would negatively affect yield.
There are limits on foreign ownership of our shares
     The Telstra Corporation Act 1991 imposes limitations on the ownership of shares by “foreign persons”. Foreign persons and their “associates” may not in total have interests in more than 35% of our shares not held by the Commonwealth, and no single foreign person and its associates may have an interest in more than 5% of our shares not held by the Commonwealth. If either of these limitations is exceeded, the person who acquired shares or instalment receipts which resulted in the limits being exceeded may be subject to fines.
     Under the trust deed and our constitution, we and the trustee have the power to compel the sale of the shares or instalment receipts held by foreign persons or their associates that exceed these limits. We or the Commonwealth may also seek relief from the courts, which could include:
•	directing the disposal of shares or instalment receipts;

•	restraining the exercise of any rights attaching to shares or instalment receipts; and

•	prohibiting or deferring receipt of sums payable on shares or instalment receipts.
We intend to deregister from the SEC and delist our ADRs from the NYSE as soon as feasible following adoption of new SEC regulations on deregistration.
     In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If these rules are adopted, we intend to deregister from the SEC and to delist our ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of the 2006 calendar year. Following the deregistration and delisting, we will no longer prepare annual reports on Form 20-F and instead will only be required to comply with the Australian reporting obligations. Investors should note that such disclosure obligations differ in certain material respects from our SEC ongoing reporting obligations. In addition, the public trading market for our ADRs on the NYSE would then no longer exist.
Other risks
     We also face other risks with respect to economic exposure to movements in market risks and the environment which are discussed in “Information on the Company” and “Quantitative and Qualitative Disclosures about Market Risk”. In addition, the government of the Australian Capital Territory is seeking to charge rates on our infrastructure, which could lead to an additional cost burden on us if this practise were to spread.

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Dividends
     Our Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
     The Board is unable to give guidance on ordinary dividends for fiscal 2008 owing to the continuing uncertainty attached to regulatory outcomes and impacts on our business as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.
     See also “Operating and Financial Review and Prospects — Liquidity and capital resources” and “Operating and Financial Review and Prospects — Outlook”.
     It is our policy to pay dividends to Australian and New Zealand shareholders by direct credit to the shareholder’s or another nominated person’s account with a bank or other financial institution. We consider that payment by direct credit is fast, efficient and secure and significantly reduces our administrative costs in relation to payment of dividends.

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Exchange Rates
     Our consolidated financial statements are shown in Australian dollars (“A$”) except where another currency is specified. For convenience, this Institutional Offering Memorandum has translations of certain A$ into US dollars (“US$”) at an exchange rate as at 30 June 2006 of A$1.00 = US$0.7423. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
     The following tables show, for the periods and dates indicated, information concerning the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On 5 October, the noon buying rate was A$1.00 = US$0.7449.

	High	Low
April 2006	0.7593	0.7177
May 2006	0.7781	0.7509
June 2006	0.7527	0.7284
July 2006	0.7664	0.7407
August 2006	0.7699	0.7568
September 2006	0.7704	0.7461

Year Ended 30 June	At Period End	Average Rate(1)	High	Low
2002	0.5628	0.5240	0.5748	0.4841
2003	0.6713	0.5884	0.6729	0.5280
2004	0.6952	0.7155	0.7979	0.6930
2005	0.7618	0.7568	0.7974	0.6880
2006	0.7423	0.7472	0.7781	0.7056

(1)	The average of the noon buying rates on the last day of each month during the year.
     Fluctuations in the A$ to US$ exchange rate will affect the US$ equivalent of the A$ price of the shares and the instalment receipts on the ASX.

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Listing Information
Markets in which our shares are traded
     We are listed on the ASX and the NZSX. We also have ADRs listed on the NYSE.
     In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If the SEC’s proposed deregistration rules are adopted, we intend to deregister from the SEC ongoing reporting obligations and to delist our ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of this calendar year.
     The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (“SEATS”), which is a fully computerised system.
     Trading on SEATS takes place each business day between the hours of 10:00am and 4:05pm, Australian Eastern Standard Time or Australian Eastern Standard Summer Time. At 4:05pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote, provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.
     Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in Telstra. Subsequently on 18 October 1999, the Commonwealth sold an additional 16.6% of the shares in Telstra.
Price history of our shares
     The following tables give the price history of our shares as derived from the daily official list of the ASX.
High and low closing price for shares — on an annual basis — for a period of five years or time of trading if less than five years

	A$ per Share
Period	High	Low
Fiscal 2002	5.68	4.48
Fiscal 2003	5.04	3.96
Fiscal 2004	5.15	4.45
Fiscal 2005	5.49	4.63
Fiscal 2006	5.14	3.63

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High and low closing price for shares — on a quarterly basis for the two most recent full financial years

	A$ per Share
Period	High	Low
2004
1 July — 30 September	5.05	4.63
1 October — 31 December	4.94	4.63
2005
1 January — 31 March	5.49	4.81
1 April — 30 June	5.17	4.79
1 July — 30 September	5.14	4.04
1 October — 31 December	4.32	3.76
2006
1 January — 31 March	4.10	3.63
1 April — 30 June	3.97	3.64
High and low closing prices for the most recent six months

	A$ per Share
Period	High	Low
2006
April	3.94	3.65
May	3.97	3.71
June	3.82	3.64
July	3.87	3.67
August	3.94	3.45
September	3.71	3.53
     There were 5,997,078,863 shares issued and available for trading on the market as at 30 June 2006. This includes 211,629 shares held by the Commonwealth and listed for trading.
     We successfully completed a A$1 billion off-market share buy-back in November 2003, and a A$750 million off-market share buy-back in November 2004.
     Before the buy-backs, we had 12,866,600,200 shares outstanding, including those held by the Commonwealth. As a result of the 2003 buy-back, the number of shares outstanding reduced to 12,628,359,026 and the number of shareholders reduced from approximately 1.805 million to 1.769 million. Following the 2004 buy-back, the number of shares outstanding reduced to 12,443,074,357 and the number of shareholders reduced to 1.634 million. The Commonwealth did not participate in the buy-backs.
     On 1 September 2006, the number of shareholders was 1,524,532.
     The closing price for our shares on the ASX on 6 October 2006 was A$3.83.

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Major Shareholders and Related Parties
Major shareholders
     The following table shows the number of unlisted and listed shares on issue at 1 September 2006. The table also shows, as a group, the shareholdings of our directors and officers:

Title of Class	Identity of Person or Group	Amount Owned		% of Class
Shares	The Commonwealth	6,446,207,123	(1)	51.8
Shares	Listed shareholders	5,996,867,234		48.2

		12,443,074,357		100.0

Shares	Directors and officers as a group	788,794	(2)

(1)	All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.

(2)	Refers to direct and indirect holdings.
     The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 1 September 2006, is shown in the table titled “Twenty largest registered shareholders as at 1 September 2006”. As at 1 September 2006, we are not aware of any individual beneficial holder, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares. The Commonwealth has equal voting rights with all other shareholders.
Distribution of shares
     The following table summarises the distribution of our public listed shares as at 1 September 2006:

	Number of Registered
	Shareholders(1)		Shares(2)
Size of Holding	Number	%	Number	%
1-1,000	901,435	59.13	553,474,596	9.23
1,001-2,000	282,364	18.52	441,534,735	7.36
2,001-5,000	230,715	15.13	733,462,077	12.23
5,001-10,000	68,991	4.53	500,420,837	8.34
10,001-100,000	39,807	2.61	856,073,764	14.27
100,001 and over	1,219	0.08	2,912,112,854	48.56

Total	1,524,531	100	5,997,078,863	100

(1)	Number of shareholders holding less than a marketable parcel of shares was 10,184, holding 885,786 shares.

(2)	Not including those shares held by the Commonwealth, except for 211,629 listed shares which are held by the Commonwealth.

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Twenty largest registered shareholders as at 1 September 2006
     The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

		Number of	% of Issued
Shareholders		Shares	Shares(1)
1	National Nominees Limited	503,728,673	8.40%
2	J P Morgan Nominees Australia Ltd.	482,830,142	8.05%
3	Westpac Custodian Nominees Ltd.	394,323,133	6.58%
4	ANZ Nominees Limited	242,189,871	4.04%
5	Citicorp Nominees Pty Limited	205,576,971	3.43%
6	RBC Global Services Australia Nominees Pty Ltd.	117,990,972	1.97%
7	Cogent Nominees Pty Limited	103,922,712	1.73%
8	Telstra ESOP Trustee Pty Ltd.	53,645,950	0.89%
9	UBS Nominees Pty Ltd.	49,303,938	0.82%
10	Queensland Investment Corporation	37,914,163	0.63%
11	HSBC Custody Nominees (Australia) Limited	34,732,295	0.58%
12	Australian Foundation Investment Company Limited	31,928,338	0.53%
13	AMP Life Limited	31,536,393	0.53%
14	Australian Reward Investment Alliance	29,169,224	0.49%
15	Merrill Lynch (Australia) Nominees Pty Ltd.	22,700,965	0.38%
16	Dervat Nominees Pty Limited	19,322,000	0.32%
17	Argo Investments Limited	19,204,800	0.32%
18	Telstra Growthshare Pty Ltd.	19,079,654	0.32%
19	Westpac Financial Services Ltd.	17,239,314	0.29%
20	Questor Financial Services Limited	13,851,999	0.23%

	Total	2,430,191,507	40.53%

(1)	Not including those shares held by the Commonwealth.
Substantial shareholders
     As at 1 September 2006, other than the Commonwealth, we did not have any substantial shareholders.

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Relationship with the Commonwealth
     We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is currently our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.
The Commonwealth as shareholder
     As of the date of this Institutional Offering Memorandum, the Commonwealth owns approximately 51.8% of our shares. In September 2005, the Commonwealth amended the Telstra Act by passing the Telstra (Transition to Full Private Ownership) Act 2005 (the “Transition to Full Private Ownership Act”) to enable the Commonwealth to undertake a sale of all or part of its stake in Telstra.
     The Commonwealth has issued requests to us and our Board under section 8AQ of the Telstra Act for us and our Board to assist the Commonwealth and its advisers with the Global Offering. The Telstra Act provides that, in providing such assistance, we are not subject to restrictions that would otherwise apply under the Corporations Act, the listing rules of stock exchanges regulated under Australian law, or rules of common law or equity (except for administrative law rules). The Commonwealth has agreed to indemnify us and our directors and senior management for certain liabilities that may be incurred in relation to the Global Offering, and to reimburse us for our reasonable costs incurred in relation to the Global Offering.
     Following completion of the Global Offering, the Commonwealth intends to transfer all of its remaining Telstra shares to the Future Fund. See “The Future Fund” and “Risk Factors”. While the Commonwealth continues to hold its stake in us, we are required under the Telstra Act to provide it with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:
•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.
     Under the Telstra Act, we are also required to keep the Communications Minister and the Finance Minister generally informed about our operations and to give them such information about our operations as they require.
     The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board must ensure that we comply with any such direction. The Telstra Act also deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act.
     Under the Telstra Act, as a result of new requirements introduced by the Transition to Full Private Ownership Act, we must also notify the Finance Minister if we intend to issue securities or financial products or otherwise engage in conduct that is likely to result in a dilution of the Commonwealth’s equity in us. The Finance Minister may direct us not to engage in that conduct.
     Our management is also required to appear before and, with limited exceptions, provide information to Parliamentary committees.
     For information about the intentions of the Commonwealth with respect to voting at the Telstra annual general meeting on 14 November 2006, see “Information on the Company — Annual general meeting”.

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Consequences of the Global Offering
     Under the amendments to the Telstra Act made by the Transition to Full Private Ownership Act, certain provisions in the Telstra Act and other Commonwealth legislation will cease to have effect or apply to us once the Commonwealth’s ownership of Telstra falls below one of two particular levels. Those two ownership thresholds are below 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following completion of the Global Offering will not be considered to be owned by the Commonwealth. This means that these thresholds will be triggered following the Global Offering.
     The Commonwealth’s ownership of Telstra will fall below 50% on completion of the Global Offering. As a result, we will lose our Australian capital gains tax (CGT) exempt status on assets that we acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Global Offering will be taxable upon disposal of the asset by us. Since we do not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
     The legislative consequences of the Commonwealth’s ownership of Telstra falling below 50% are not considered to have a material impact on Telstra but include:
•	our employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and

•	our auditor, currently the Commonwealth Auditor-General, may (and is expected to) resign. In any event, the Auditor-General will cease to be our auditor on the earlier of his resignation or the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that we and our shareholders can decide who to appoint as our auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament that maintains coverage for Telstra employees under existing Commonwealth long service leave legislation for three years after the Commonwealth’s ownership in Telstra falls below 50%.
     The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the Global Offering. This is intended to occur as soon as practicable after the exercise or expiry of the Over-allotment Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
•	we will no longer be subject to the obligations to provide financial and other information to the Commonwealth;

•	we will no longer be subject to the Communications Minister’s power to direct us (as appears to the Communications Minister to be necessary, in the public interest); and

•	we will no longer be subject to the Finance Minister’s power to direct us not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
     The closing of the Global Offering and the transfer of the Commonwealth’s remaining shares to the Future Fund may require regulatory or governmental approval under regulatory licenses of Telstra’s international operations. For more information, refer to “Regulation — Offshore subsidiaries”.
     Upon completion of the Global Offering, we expect to no longer have a standing obligation to appear before and provide information to Parliamentary committees.
The Commonwealth as regulator
     We are currently regulated by the Commonwealth, its Ministers and independent agencies under a number of statutes including:
•	the Telstra Act;

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•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the Trade Practices Act; and

•	the Telecommunications Act.
     The Commonwealth has stated that the telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications markets and encouraging economically efficient investment in infrastructure. The telecommunications regime also supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
     The Commonwealth believes that since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
     The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the Commonwealth regards the regulatory legislation as settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
Refer to “Regulation” for details of the regulatory regime and its effect on our business.
The Commonwealth as customer
     The Commonwealth is a major user of our services. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services in such a competitive environment.
Related party transactions
     A discussion of our related party transactions is contained in “Operating and Financial Review and Prospects — Related party transactions”.

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The Future Fund
     In February 2006, the Commonwealth passed legislation to establish the Future Fund. The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long term finances by providing for its unfunded superannuation liabilities. Following completion of the Global Offering, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not transferred under the Global Offering. The exact number of shares to be transferred to the Future Fund and the date of transfer will be determined by the final size of the Global Offering, whether or not the Over-Allotment Option is exercised and other administrative mechanisms. The Commonwealth will initially retain sufficient shares to meet the bonus loyalty obligations available to certain retail investors in the Retail Offering. These retained shares will be held for the Commonwealth by the trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are ultimately not required, because holders have transferred instalment receipts or otherwise lost the right to receive bonus loyalty shares, will be transferred to the Future Fund after the date the final instalment is due.
     Assuming an offer size of 2.15 billion shares and no exercise of the Over-allocation Option, the Future Fund will hold approximately 35% of our outstanding shares following the completion of the Global Offering, or approximately 32% assuming full exercise of the Over-allotment Option.
The Future Fund
     The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is responsible for investment decisions and holds the Future Fund’s investments (for and on behalf of the Commonwealth).
     The Future Fund Board is a separate legal entity from the Commonwealth. The members of the Future Fund Board are appointed by the Commonwealth for terms of up to 5 years. Their appointment may only be terminated in certain limited circumstances. The Future Fund Board members are subject to duties similar to those of company directors.
     Currently, the Chair of the Future Fund Board is Mr. David Murray. Other members of the Future Fund Board are Mr. Jeffrey Browne, Ms. Susan Doyle, Dr. John Mulcahy, Mr. Trevor Rowe AM and Mr. Brian Watson. There is currently one vacancy on the Future Fund Board.
No specific direction
     The Future Fund Act 2006 (Cth) provides that, subject to its obligations under that Act and any directions from the Commonwealth, the Future Fund Board must seek to maximise the return earned over the long term, consistent with international best practice for institutional investment.
     The Government does not intend to issue directions specific to Telstra shares held by the Future Fund Board, other than the escrow direction and changes to the general investment mandate discussed below. However, a future Government may take a different approach.
     In the absence of such specific directions, the Future Fund Board may vote the Future Fund’s Telstra shares as it sees fit, subject to complying with the Future Fund’s obligations under the Future Fund Act and the general investment mandate issued by the Government.
Escrow direction
     On the day that shares are first transferred to the Future Fund, the Finance Minister will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts under the Global Offering are first listed on the ASX except:
•	in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan (if any); or

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•	as part of a Telstra capital management initiative, (if any); such as a buy-back or capital reduction; or

•	to a single investor, provided that:
•	the disposal involves at least 3% of Telstra’s issued ordinary shares at the time of the disposal;

•	the disposal does not take place until at least six months after the date instalment receipts are first listed on the ASX;

•	the investor provides an acceptable undertaking for at least the balance of the escrow period;

•	the price per share is no less than the final price in the Institutional Offering; and

•	Telstra is advised prior to such disposal.
     After the two-year escrow period the Future Fund Board will sell down its Telstra shareholding as directed under the investment mandate. The Government intends that the escrow direction will not be varied or revoked, however, a future Government may take a different approach.
General investment mandate
     The current investment mandate requires, among other things, the Future Fund Board to adopt a benchmark for returns on the Future Fund of at least an average return of the Consumer Price Index + 4.5% to +5.5% per annum over the long term.
     Prior to the shares being transferred to the Future Fund, the Commonwealth intends to amend the investment mandate. The revised directives will be consistent with the following principles:
•	after the two-year escrow, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued share capital);

•	the sell down is to be on a best endeavours basis with a view to optimising the long-term value of the Future Fund;

•	the performance of the Future Fund Board’s Telstra shareholding will be assessed and reported separately to the rest of the Future Fund until the sell down is completed; and

•	the investment mandate will no longer prohibit the Future Fund Board from purchasing Telstra shares.
     The Finance Minister and the Treasurer of the Commonwealth will formally invite the Future Fund Board to make a submission on the revised directions to be issued and must consider any submission that the Future Fund Board chooses to make, consistent with the Future Fund Act.
Use of Proceeds
     The Commonwealth will receive all of the net proceeds from the Global Offering. We will receive none of the proceeds of the Global Offering.

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Selected Consolidated Financial and Statistical Data
     The following selected consolidated financial data comes from our audited consolidated financial statements. The statistical data represent management’s best estimates. The following information should be read in conjunction with our audited consolidated financial statements and the other information contained in this Institutional Offering Memorandum. Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. The financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
Financial data in accordance with A-IFRS for the two-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006(1)	2005
	A$	US$	A$
	(In millions, except per share
	amounts)
Income Statement data
Total Income (excluding finance income)(2)	23,100	17,147	22,442
Expenses (excluding depreciation, amortisation and finance costs)(2)(3)	13,516	10,032	11,978
Depreciation and amortisation	4,087	3,034	3,52
Net finance costs	936	695	880
Profit before income tax expense	4,561	3,386	6,055
Profit for the year	3,181	2,362	4,309
Basic earnings per share(4)	0.26	0.19	0.35
Dividends paid(5)	4,970	3,689	4,124
Dividends declared for the fiscal year	4,224	3,135	4,970
Dividends declared per share	0.34	0.25	0.40
Total income comprises
Sales revenue	22,750	16,888	22,161
Other revenue	22	16	20
Other income	328	243	261
Finance income	66	49	83

	23,166	17,196	22,525

Balance Sheet data
Total assets	36,175	26,853	35,211
Current borrowings	1,969	1,462	1,507
Non current borrowings	11,409	8,469	10,941
Share capital	5,569	4,134	5,536
Equity/net assets	12,832	9,525	13,658

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see “Operating and Financial Review and Prospects”.

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(3)	Includes our share of net (profit)/loss from jointly controlled and associated entities.

(4)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357 (2005: 12,443,074,357). During fiscal 2005, we completed a share buy-back of 185,284,669 ordinary shares.

(5)	During fiscal 2006, we paid dividends of A$4,970 million, being the previous year’s final dividend of A$1,739 million, a special dividend of A$746 million paid with the previous year’s final dividend, the fiscal 2006 interim dividend of A$1,739 million and a special dividend of A$746 million paid with the interim dividend.
Financial data in accordance with US-GAAP for the five-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006(1)	2005(4)	2004(4)	2003(4)	2002(4)
	A$	US$	A$	A$	A$	A$
	(In millions, except per share amounts)
Income Statement data
Operating revenue	22,779	16,909	22,167	20,737	20,495	20,196
Net income, before cumulative effect of change in accounting principle	2,718	2,019	4,204	1,265	3,847	3,922
Cumulative effect of change in accounting principle(2)	(245)	(181)	—	4	(309)	—

Net income	2,473	1,838	4,204	1,269	3,538	3,922
Basic earnings per share, before cumulative effect of change in accounting principle	0.22	0.16	0.34	0.10	0.29	0.31
Cumulative effect of change in accounting principle(2)	(0.02)	(0.01)	—	—	(0.02)	—

Basic earnings per share(3)	0.20	0.15	0.34	0.10	0.27	0.31
Proforma net income(2)	2,718	2,019	4,184	1,228	3,569	3,936
Proforma basic earnings per share(2)	0.22	0.16	0.34	0.10	0.28	0.31
Balance Sheet data
Total assets	35,777	26,557	37,040	35,670	40,529	42,948
Current borrowings	1,984	1,473	1,524	3,246	1,323	1,866
Non current borrowings	11,734	8,710	11,641	9,095	11,580	12,372
Share capital	5,954	4,420	5,921	6,164	6,568	6,536
Equity/net assets	11,803	8,761	14,196	15,082	17,899	18,363

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	During fiscal 2006, we changed our accounting principles under US-GAAP in relation to mobile handset subsidies and capitalisation of pension costs. Refer to note 37(b) in our financial statement for further details. The proforma amounts for net income and basic earnings per share assume that these changes in accounting principle were applied retroactively.

(3)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357. As at 30 June 2005, we had issued ordinary shares of 12,443,074,357 after completing a share buy-back of 185,284,669 ordinary shares. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. As at 30 June 2003 and 30 June 2002, we had 12,866,600,200 issued ordinary shares.

(4)	Certain US-GAAP amounts in 2005, 2004, 2003 and 2002 have been restated as a result of a number of immaterial adjustments that were identified as part of our adoption of A-IFRS. Refer to note 37(a) in our consolidated financial statements for further details.

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Statistical Data as at the end of the period (except for traffic data)

	Year Ended 30 June
	2006	2005	2004	2003	2002
Billable Traffic Data (in millions)
Local calls (number of calls)	7,432	8,469	9,397	9,794	10,269
National long distance minutes(1)	7,215	7,743	8,520	9,161	9,170
Fixed to mobile minutes	4,491	4,375	4,226	3,944	3,691
International direct minutes	534	580	651	740	781
Mobile voice telephone minutes(2)	7,311	6,746	6,145	6,335	5,780
Inbound Calling Products — B Party minutes	2,922	2,773	2,708	2,655	3,345
Inbound Calling Products — A Party minutes	1,012	940	938	918	N/A
Number of short messaging service (SMS) sent	3,019	2,289	1,944	1,413	N/A

Network and Operations Data (in millions)
Basic access lines in service(3) Residential
Residential	5.46	5.60	5.87	6.20	6.35
Business	2.32	2.45	2.57	2.71	2.72

Total retail customers	7.78	8.05	8.44	8.91	9.07
Domestic wholesale	2.16	2.07	1.84	1.55	1.33

Total basic access lines in service	9.94	10.12	10.28	10.46	10.40

ISDN access (basic lines equivalents) (in thousands)(4)	1,214	1,208	1,288	1,213	1,268

Mobile Services in Operation (SIO) (in thousands)(5)
3G	317	—
GSM	6,468	6,894	6,653	5,812	5,346
CDMA	1,703	1,333	951	757	596

Mobile services in operation	8,488	8,227	7,604	6,569	5,942

Total Wholesale mobile SIOs (in thousands)	119	83	61	N/A	N/A

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	1,194	1,158	1,056

Broadband subscribers — Retail	1,476	856	427	121	168
Broadband subscribers — Wholesale(6)	1,427	888	379	240	N/A

Total Broadband subscribers	2,903	1,744	806	361	168

Total online subscribers	3,930	2,949	2,000	1,519	1,225

Total FOXTEL subscribers (in thousands)	1,130	1,023	904	836	800
Employee Data
Domestic full time staff(7)	37,599	39,680	36,159	37,169	40,427
Full-time staff and equivalents(8)	44,452	46,227	41,941	41,941	44,977
Total workforce(9)	49,443	52,705	N/A	N/A	N/A

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(2)	Includes all calls made from mobile telephones including long distance and international calls; excludes data, messagebank, international roaming and CSL New World.

(3)	Excludes Incontact service (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(4)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(5)	Excludes CSL New World SIOs.

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(6)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL Layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(7)	Excludes offshore, casual and part-time employees.

(8)	Includes all domestic and offshore employees, including controlled entities.

(9)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff.

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Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to these consolidated financial statements, which are included with this International Offering Memorandum. These annual consolidated financial statements have been prepared for the first time in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”). Our comparatives have been restated to reflect the adoption of A-IFRS, with the exception of the accounting standards on financial instruments that were subject to an exemption and adopted from 1 July 2005. A-IFRS differs in certain respects from Generally Accepted Accounting Principles in the United States (“US-GAAP”). A discussion of the principal differences between A-IFRS and US-GAAP as they relate to us and a detailed reconciliation of net income and equity to US-GAAP, is provided in note 37 to our consolidated financial statements. Refer to the 2005 Annual Report for the financial results of the prior periods determined under previous Australian Generally Accepted Accounting Principles (“AGAAP”).
     The Operating and Financial Review and Prospects includes statements of future expectations and forward-looking statements that are based on management’s current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. For a discussion of some of the principal risks that could affect our business is presented in this International Offering Memorandum refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
     In this section, we refer to our fiscal years ended 30 June 2006 and 30 June 2005 as fiscal 2006 and fiscal 2005 respectively. We have referred to the two fiscal years ended 30 June 2006 as the two-year period.
Our transformation strategy
     At the beginning of fiscal 2006, our new CEO and management team initiated a comprehensive review of our operations and strategies. Based on this review, we determined that our networks, systems and products and service offerings were outdated and lagging behind our international peers and that our costs were escalating due to increasing costs of goods and labour costs as well as rising costs associated with maintaining and supporting complex legacy systems. In addition, revenues from our traditional high margin PSTN products and services have been declining due to a combination of increased competition and customers migrating to lower margin emerging products and services.
     In November 2005, we decided to implement wholesale changes to our networks, systems and operations under a five-year transformation strategy. The key elements of this transformation strategy are:
•	building a next generation fixed network to support IP-based services;

•	rolling out next generation wireless services over our recently launched NEXT GTM wireless network;

•	implementing market-based management and using customer research to differentiate our product offerings;

•	providing customers with integrated services across fixed, wireless and Internet platforms;

•	simplifying systems and operations to reduce costs;

•	expanding and enhancing our Sensis advertising, search and information services business; and

•	instituting cultural changes through business reform and increased training.
     We believe that if we can successfully transform our business, it will improve our competitiveness and financial results.
     Our transformation strategy is significantly more extensive than similar initiatives undertaken by other telecommunications companies, involves significant capital spend and is subject to significant execution risks. In addition, we are endeavouring to accomplish this transformation on an accelerated timetable. As a result, during the early years of the transformation our earnings and cash flows will be significantly reduced, and we have needed to increase borrowings to fund our capital expenditures, investments and dividends. However, we believe that we need

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to undertake these major changes now and under our proposed timetable in order to remain competitive and improve the financial results and position of our company in the future.
Strategic Management Objectives
     Together with the announcement of our transformation strategy in November 2005, our Board set strategic management objectives to measure the successful implementation of our five year transformation strategy. We have linked our remuneration structure to the transformation strategy, with the aim of increasing the focus and understanding by senior executives of the key strategic objectives and motivating employees to execute on the strategy. In October 2006, our Board revised these strategic targets in order to reflect the current regulatory environment and market conditions and the experience of the first year of our transformation plan, and approved the following:
•	revenue compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level), to be achieved by offsetting the expected substantial deterioration in traditional PSTN revenues with revenues from new products and services delivered through our next-generation networks;

•	new product revenue exceeding 30% of sales revenue by fiscal 2010;

•	limiting compound annual growth of operating expenses (excluding depreciation and amortisation) to 2.0% to 3.0% (to fiscal 2010 from the fiscal 2005 base level);

•	EBITDA compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level) and EBITDA margins of between 46% to 48% by fiscal 2010. We are expecting EBITDA during the five year transformation strategy to decrease in the early years of the transformation, and are then targeting improvement in the later years of the transformation;

•	cash capital expenditure falling to a range of 10% to 12% of sales revenue by fiscal 2010;

•	free cash flow increasing to between A$6,000 million and A$7,000 million by fiscal 2010; and

•	work force reductions of approximately 12,000 over five years of the transformation strategy.
     It is important to understand that these are internal objectives set by our Board in order to measure our management’s performance in implementing the transformation strategy, and are not financial forecasts or projections and should not be regarded as such. The strategic management objectives are primarily based on:
•	our decision not to roll-out an FTTN network, and instead offer high-speed broadband products and services through our existing networks;

•	successfully rolling out our NEXT GTM wireless network services and migrating CDMA customers to the new network;

•	successfully deploying our next-generation fixed line network;

•	existing regulatory settings, including the ACCC interim determination establishing ULLS pricing of A$17.70 per month in band 2, and no mandated competitor access to our NEXT GTM wireless network;

•	successfully implementing short, medium and long-term revenue initiatives in key PSTN, mobile and broadband markets and customer segments;

•	our ability to differentiate ourselves and obtain new revenues from our new networks and new products and services to replace declining revenues from our traditional high-margin PSTN products and services;

•	rationalising our operational support systems (OSS) and business support systems (BSS), and achieving an 80% reduction in the number of such systems by the end of fiscal 2010;

•	key vendors in connection with our transformation performing on-time and as contracted;

•	growing our Sensis business organically and by targeted acquisitions;

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•	competitors not engaging in sustained and extreme price competition or investing in substantial new infrastructure or disruptive technologies; and

•	our workforce embracing our cultural transformation.
     The strategic management objectives are based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Our ability to achieve our strategic management objectives is subject to significant risks. See “Risk Factors” for a description of these key risks. Investors should note that many of these risks are outside of our control, and that no assurance can be given that we will successfully complete our transformation or achieve our strategic management objectives.
Revenue and products
     During the two-year period, our increase in sales revenues was due mainly to revenue growth in mobiles, Internet and IP solutions, advertising and directory services, and pay TV bundling. Our challenge moving forward will be to continue and to consolidate the growth in these areas, while controlling costs, minimising margin erosion and managing the decline in our PSTN revenues. Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have continued to focus on maximising returns from our higher margin traditional products such as PSTN products, while managing the shift in customer demand for our lower margin emerging products, such as mobiles, broadband and other Internet based products. We have aligned our investment strategies with our growth products and continue to focus on simplifying our existing processes to identify cost efficiencies and protect operating margins, while improving our customer service levels. Our overall operating margins are under constant pressure from the product mix change to lower margin products. However, we are building a software-based cost efficient infrastructure that we expect will enable us to deliver new products at low incremental costs and good margins.
     Most of our revenues are generated from basic access, fixed and mobile call charges, specialised data, Internet and IP solutions, advertising and directories services, solution management services and our international operations. We are focusing on a range of key products and services within these categories in order to grow our revenues. This is further described below:
•	PSTN products: We first experienced a significant decline in overall PSTN revenues in the second half of fiscal 2005. Performance in this market has been depressed by competition and product substitution. Our PSTN revenue was also adversely impacted by ULL as carriers have reached customer density thresholds to be able to undertake viable ULL investment, which has further been assisted by falling equipment prices reducing the capital required.

This market remains a focal point and a significant part of our company in terms of sales revenue. It continues to provide us with strong cash flows.

We continue to focus on maximising returns and improving customer service in this area by offering a broad range of product packages that include bundling traditional products with new products. In addition, in June 2006 we introduced new capped calling plans on our basic access lines, which includes untimed local and national long distance calls. Despite a positive response to these initiatives, total PSTN revenues declined in fiscal 2006, led by competitive pricing pressures and the continued migration of customers to mobiles and other products and services.

•	Mobiles: While the rate of growth has slowed, mobile revenue growth has been driven by low access fee plans, value added services including mobile data and the increasing popularity of prepaid offerings. We continue to increase revenues by providing more innovative products on our mobile networks including access to a wide range of Internet products and content through mobile handsets and the provision of high-speed wireless services, including 3G mobile services. In addition, revenues continue to increase with the higher number of mobile users.

•	Internet and IP services: Growth in this area was attributable to an increase in both retail and wholesale broadband subscribers. We expect the Internet and IP solutions products to continue their expansion as a result of large increases in the number of broadband subscribers and robust competition as providers compete for market share. This market is in a growth phase and our strategy to capitalise on this growth

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involves the provision of high speed, innovative Internet products such as the launch of Australia’s first legal movie download service. The ability to offer a suite of product and services, combined with value based pricing, is a key to our strategy.

We expect take up of ADSL and other emerging broadband Internet services via HFC cable and satellite to increase in future reporting periods as the market becomes more aware of their performance capabilities.

•	Advertising and directories: Growth in our Sensis business has been led by an increase in revenue from our Yellow® and White Pages® printed and online advertising solutions. This was predominantly driven by product innovation and customer demand. In addition, we have continued to grow our Yellow® and White Pages® Online directory businesses.

As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets.

•	Solutions management: We have continued to strengthen our position in the managed services and information and communication technology (ICT) market. During fiscal 2005, we acquired KAZ, a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. During fiscal 2005, we also acquired PSINet, a provider of e-business infrastructure solutions and corporate IP based communication services. These acquisitions expanded our IT services capability to both our Australian and international customers, complementing our core strength in telecommunications. These acquisitions combined with our pre-existing solutions management business have significantly broadened our solutions management services, which we believe will assist us to achieve our goal of becoming an Australian leader in the ICT market.

•	International operations: Our offshore controlled entities contributed 7.7% of our total sales revenue in fiscal 2006 and 7.3% in fiscal 2005. This is primarily attributable to the CSL New World Mobility Group operations in Hong Kong and the TelstraClear operations in New Zealand, which generate revenues mainly from the mobile market and from fixed network services respectively.

During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (CSL) with the Hong Kong mobile operations of New World Mobility Group to form the CSL New World Mobility Group (CSLNW). Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and A$42 million in net proceeds. The share issue diluted our ownership in the merged group to 76.4%. This merger was undertaken because the two entities have complementary services in providing mobile telecommunication products and services in Hong Kong. We believe CSLNW will be able to leverage their strong brand recognition and common network to improve its operating performance. The merged entity is now the largest wireless service provider in the Hong Kong market.

During fiscal 2006, TelstraClear unveiled a new strategic focus for growth through the delivery of differentiated services and investment in high value voice and data services. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
     We have maintained our attention on managing the performance of our individual product and service categories. However, as a fully integrated telecommunications company, we are building on our existing customer base and capturing the market trend towards integrated access and seamless voice, data and content offerings. To achieve this, we continue to bundle our individual products and provide customers with price discounts. In addition, we are expanding the integrated content services provided through our BigPond® and Sensis applications to enable our customers to access content across multiple devices including mobiles, personal computers and home phones.
     In fiscal 2006, we implemented a number of revenue initiatives, particularly in our PSTN, mobile and broadband businesses. These initiatives include subscription pricing plans, targeted “win-back” campaigns, differentiated customer propositions and distribution channel optimisation. Achievement of our strategic

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management objectives, particularly during the later years of our transformation, depends in part on our success in implementing these initiatives.
     On 31 August 2006, we announced our acquisition of a 51.0% shareholding in SouFun Holdings Limited (SouFun) for a total cash consideration of US$254 million (approximately A$333 million). SouFun is a leading real estate and home furnishing and improvement website in China. It provides information, advertising and listing services to China’s growing online real estate and home furnishing and improvement sectors. This investment is integral to Sensis’ growth strategy of expanding into new geographic markets through the pursuit of partnerships or acquisitions that can deliver value to our shareholders. On 31 August 2006, we also announced the sale of Australian Administration Services (AAS), the superannuation administration business of our subsidiary KAZ, for A$215 million, giving rise to a profit on sale of A$56 million. The sale followed our comprehensive review that determined that superannuation administration services were no longer strategic to our business in future reporting periods. As a result of these transactions, we have divested a non core asset and redeployed the funds into one of our growth areas.
Costs and operational efficiency
     In fiscal 2006 we began our transformation program as outlined by the strategic review. During this review, we identified complexity in the business involving our cost and operational structure, resulting in an upward pressure on costs. The transformation program will occur over a five-year period, with cost reduction being a major objective of the overall program.
     Our total expenses grew during the two-year period, led by the recognition of additional expenses incurred as part of the transformation program, including a provision at year end for restructuring and redundancy costs of A$427 million. We also experienced expense growth across various categories to support our emerging business areas such as broadband, 3G mobile services and pay television, as well as to meet our customer service requirements, partly offset by previous cost reduction programs. In addition, our depreciation and amortisation expense increased reflecting the impact of a review of the service lives of our assets as part of the transformation strategy. The accelerated depreciation and amortisation was mainly in relation to adjusting the service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     We are committed to continuing our review of areas of the business where cost and operational efficiencies can be achieved, while improving the customer experience. We believe opportunities to achieve this include:
•	rationalising our various IT and network platforms;

•	streamlining our business operations;

•	obtaining better value from our capital expenditure;

•	extracting synergies from our recent investment acquisitions;

•	improving network efficiency; and

•	managing total labour costs more efficiently.
     During the two-year period, we have devoted increased capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. We continue to upgrade and simplify our telecommunications networks to meet customer demands, particularly for new growth product areas such as broadband.
     As part of our strategic review, we have introduced the “one factory” approach to consolidate and simplify the way we operate at all levels of the business. The company is very dependent on business and operational support systems. Historically, significant time and investment has been required to meet changing market conditions. The IT transformation will provide an integrated platform that is much more flexible and is expected to require lower costs to maintain. The objective is an 80% reduction in the number of systems over five years from November 2005. In addition to operational efficiency, overall effectiveness is expected to improve. We believe the deployment of our new IP core network will reduce the cost of installing new applications and will provide our customers with better and faster services. We believe incremental change is not enough to meet our strategic objectives and as a result we are looking to transform our IT capability.

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     On 6 October 2006, we launched our new NEXT GTM wireless network. This network will replace our existing CDMA network, and over time we will migrate all of our mobile customers onto the NEXT GTM wireless network. The move will reduce duplication of both capital and operational expenditure and the digital divide between our regional and metropolitan customers. In addition to current services already experienced on existing networks, we believe our NEXT GTM wireless network customers will enjoy access to a greater range of content and services, as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We plan for the CDMA network to be available until replacement services and coverage provided by our NEXT GTM wireless network are the same as or better than the CDMA network and in any event at least until January 2008.
Customer service
     We strive to continually improve our customer service. During fiscal 2006, we announced a A$210 million training initiative to ensure our staff have the best available training to enable and maintain next generation networks. In addition, we are achieving service delivery innovations that cater to the needs of our customers such as providing and improving our online billing facilities. Our focus for continual improvement in customer service is in the following key areas:
•	upgrading our networks and reducing fault incidence;

•	placing additional trained staff in our call centres to directly deal with our customers;

•	providing tools to sales representatives that help them consult with customers;

•	improving the self service technology;

•	enhancing the skills of our staff, enabling them to solve a customer’s problem on the first call;

•	ensuring customer appointments are met and reducing response times and queue lengths; and

•	further improving our performance under the customer service guarantees.
Business segments
     During fiscal 2006, we changed our business segments to improve the way our business is structured and operates to meet the needs of our customers. We have restated all our comparative segment information to reflect the current financial reporting position as if all our new business segments and segment accounting policies existed in the prior year. Our significant changes included:
•	the creation of a new business segment named Telstra Business to specifically cater for the full provision of telecommunication products and services to small and medium enterprises;

•	the creation of a new business segment named Telstra Operations. This group consolidated Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products and Operations Support, which was previously reported within our corporate areas. The consolidation of these operational areas reflects our move to the “one factory” approach;

•	the creation of the Telstra Product Management Group within Telstra Operations to focus on the management and performance of our existing and future products; and

•	the creation of the Strategic Marketing Group to implement the market based management approach adopted to better understand the needs of our customers and provide better products and services to meet their requirements.
     The Telstra Country Wide® business unit ensures we continue to have a strong commitment to telecommunication services in the major rural, minor rural and remote areas of Australia. In addition, under the USO regime, we deliver the standard telephone service and prescribed carriage services to all people, wherever they reside or carry on business. Through our continued focus on providing excellent customer service, we aim to satisfy our existing customers and drive future revenue growth by providing quality services to all our customers.

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     Refer to “Information on the Company — Organisational structure” for details on our organisational structure.
Returns to shareholders
     During the two-year period, in addition to continuing ordinary dividends, we have also returned A$2,988 million to shareholders through special dividends and share buy-backs as part of our capital management program. During fiscal 2006, we announced that the third year of the capital management program, whereby A$1,500 million was to be returned each year to shareholders through special dividends and share buy-backs, would not occur to allow the funds to be diverted to our transformation program.
     In fiscal 2006, we paid special dividends totalling A$1,492 million (A$0.12 per share). In fiscal 2005, we paid a special interim dividend of A$746 million (A$0.06 per share) and also undertook a share buy-back that resulted in the buy-back of 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.00% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$750 million and associated transaction costs of A$6 million. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. The Commonwealth did not participate in the share buy-back and as a result its shareholding increased from 51.0% before the buy-back to 51.8%. The share buy-back improved our earnings per share as we have fewer shares outstanding and has not hindered our ability to take advantage of profitable investment opportunities when they arise.
Outlook
Overview
     Whether our future financial performance will improve is largely dependent on our ability to implement and execute our transformation strategy successfully and generate the increased volumes and usage rates for our products and services we seek to achieve. In addition, our transformation is a five-year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes we are implementing throughout our systems and operations. Our ability to successfully implement our transformation strategy is subject to significant risks. See “Risk Factors”.
     We are involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and us in particular. There are several key regulatory issues, which include:
•	regulated wholesale access pricing;

•	retail price controls;

•	any potential competitor access to our NEXT GTM wireless network; and

•	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way we price our products and services.
     Some of the key factors that we believe may impact our future financial results include:
•	our ability to implement and execute our transformation strategy, including the deployment of our NEXT GTM wireless services, and the rationalisation of our various IT and network platforms;

•	our ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings we expect to realise from our traditional higher margin product and service lines;

•	the difficulties for us in predicting regulatory outcomes and, in our view, the unpredictable actions of the key regulators; and

•	changes to our competitive environment as markets and technologies evolve and competition intensifies, and the actions and initiatives of our major competitors.

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General trends
     Our traditional high margin PSTN revenues have been and will continue to be negatively affected by both intense competitive pressure and customers migrating to alternative platforms, such as wireless, high bandwidth Internet, IP telephony, and web and managed services. We expect these trends to continue. The overall volume of telecommunications services purchased in Australia has continued to increase and the range of products and services offered has continued to expand. One of the central objectives of our transformation is to position the company to have the networks, systems and capabilities to meet the evolving needs of our customer base. With our planned next-generation networks, we are building the infrastructure to reduce our reliance on our traditional high-margin PSTN revenue stream and to grow our mobile, Internet and other next-generation revenues.
     We intend to streamline our businesses, systems and operations to reduce the high operating costs associated with maintaining and supporting complex legacy IT systems, products and services. However, we expect depreciation and amortisation to increase as we invest heavily in transforming our IT base, together with the acceleration of depreciation for certain assets that are being phased out.
     A number of key regulatory decisions and determinations are still unresolved. In August 2006, for example, the ACCC made several interim determinations reducing ULLS access pricing for some of our largest wholesale customers to A$17.70 per month in band 2 (representing the metropolitan area, where the greatest number of ULLS services will be provided). These decisions are only interim determinations by the ACCC and the ACCC’s final determinations can be higher or lower than this price. We are uncertain as to the ACCC’s timeframe for making these final determinations. We no longer propose to build an FTTN network because we disagreed with the ACCC as to the costs which could be taken into account in setting a price at which our competitors could use that network.
Fiscal 2007 outlook
     We are currently in the early years of our transformation, which has required increased capital and operating expenditures to roll out new networks and implement our planned system and operational changes, resulting in significant reductions to our earnings and cash flow.
     Accordingly, we expect that our fiscal 2007 financial results will show:
•	reported revenue (total income) growth of between 1.5% and 2.0% compared with our fiscal 2006 total income of A$23,100 million;

•	reported earnings before interest and income tax expense (“EBIT”) growth in the range of 2.0% and 4.0% compared with our fiscal 2006 EBIT of A$5,497, but we expect fiscal 2007 reported EBIT will be in the range of 18% to 20% lower than fiscal 2005 EBIT of A$6,935 million. Note 7(b) of our 2006 audited financial statements discloses that in explaining our fiscal 2006 financial performance, it is relevant to note that expenses associated with the implementation of the strategic review initiatives of A$1,126 million were incurred. We expect similar net costs of approximately A$800 million to be incurred in fiscal 2007; and

•	reported cash capital expenditure (excluding investments) in the range of A$5,400 million to A$5,700 million.
     Importantly, our ability to achieve the fiscal 2007 outlook described above, as well as our outlook for the first and second halves of fiscal 2007 described below, is subject to a number of key assumptions, including:
•	not building an FTTN network;

•	a band 2 ULLS price of A$17.70 per month applying to all wholesale customers for the remainder of fiscal 2007;

•	no additional redundancy and restructuring provision;

•	slowing the decline in PSTN revenues;

•	retail volume growth in mobiles voice and data traffic, dependent in part on the successful roll-out of our NEXT GTM wireless network services;

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•	growth in the retail broadband market and in our market share;

•	growth in Sensis print and online revenues;

•	not exceeding budgeted net transformation related operating expenditure costs of approximately A$500 million; and

•	general productivity gains from our reduced workforce.
          Our ability to achieve our fiscal 2007 outlook is also subject to significant risks. Refer to “Risk Factors” for a description of these key risks.
          We expect fiscal 2007 to be the largest transformation spend year in terms of operating and capital expenditure. Provided there are no further material adverse regulatory outcomes and we continue to be successful in implementing our transformation strategy, we expect our free cash flow to improve in fiscal 2008 compared with fiscal 2007.
          It is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make its final decision on the future amount of dividends in its normal cycle having regard to, among other factors, our earnings and cash flow, as well as regulatory impacts on our business and all other factors that affect our operations. On 10 August 2006, the directors declared a fully franked final dividend of A$0.14 per share (A$1,739 million), which will be recognised in our accounts for fiscal 2007.
     Two months ended 31 August 2006 review
          Our unaudited operating results for the two-month period ended 31 August 2006 compared with the prior corresponding period show the following:
•	sales revenue growth of 3.3% reflecting continued growth in retail broadband of 41.0%, mobiles of 9.0% and advertising and directories revenue of 10.6%. This growth was partially offset by the decline in PSTN revenues of 5.9% as the market continues its trend from high-margin PSTN products and services to lower-margin emerging telecommunication products and services. In addition, the rise in sales revenue reflected the inclusion of revenues for the New World Mobility Group.

•	EBIT decline of 8.6% as our income growth during the two months was offset by higher expenses mainly due to an increase in cost of good sold led by additional take up of our 3G mobile handsets and a rise in the number of subscribers to our services and higher depreciation and amortisation expenses attributable to our transformation initiatives. The increase in expenses was partially offset by lower labour expenses reflecting a reduction in the number of staff.
          We believe that our results for the first two operating months of fiscal 2007 are consistent with the trends identified during fiscal 2006 and we are on track to achieve our fiscal 2007 outlook. Investors should note, however, that these results are only for two months and are not necessarily indicative of what our results will be for the year.
     First half fiscal 2007 outlook
          We expect that our reported results for the first half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow® being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellow® was completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will include significant transformation related costs in the first half of fiscal 2007 compared with no transformation expenses in the first half of fiscal 2006;

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007; and

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•	accelerated depreciation and amortisation expenses in the range of A$150 million to A$175 million will be reported in the first half of fiscal 2007, reflecting our transformation, compared with no accelerated depreciation and amortisation in the first half of fiscal 2006.
          As a result of these factors, we expect our reported EBIT to be 17% to 20% lower in the first half of fiscal 2007 compared with the first half of fiscal 2006.
     Second half fiscal 2007 outlook
          We expect that our reported results for the second half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow® being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellow® was completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will reduce in the second half of fiscal 2007 compared with the second half of fiscal 2006. During fiscal 2006, transformation costs were only incurred in the second half of fiscal 2006 including the redundancy and restructuring provision. We do not expect to raise a redundancy and restructuring provision during fiscal 2007; and

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007.
          As a result of these factors, we expect our EBIT to be 37% to 40% higher in the second half of fiscal 2007 compared with the second half of fiscal 2006.
          Due to the combination of our expected first half and second half reported results for fiscal 2007, we expect reported EBIT for fiscal 2007 to increase between 2.0% and 4.0% compared with fiscal 2006 as previously outlined.
Management estimates and judgements in the application of our critical accounting policies
          Our consolidated financial statements have been prepared in accordance with A-IFRS. Our basis of preparation and significant accounting policies are fully described in note 1 and note 2 to our consolidated financial statements respectively.
          During fiscal 2006, we adopted A-IFRS in the preparation and presentation of our consolidated financial statements. Our accounting policies for both fiscal 2006 and fiscal 2005 are compliant with all aspects of A-IFRS. As a result, we remeasured and restated our fiscal 2005 comparative financial information to be consistent with A-IFRS. We have taken the exemption available under AASB 1: “First time adoption of Australian Equivalents to International Financial Reporting Standards” to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. In addition, we elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
          In all material respects, our accounting policies are applied consistently across the Telstra Group of companies and to all business segments. Where there is no conflict with A-IFRS, we align our accounting policies with US-GAAP to reduce the number of A-IFRS/US-GAAP reconciliation differences required to be adjusted in note 37 to our consolidated financial statements.
          The preparation of our consolidated financial statements requires management to make estimates and judgements that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including commitments and contingent liabilities. We continually evaluate our estimates and judgements. We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. Actual results may differ from these estimates in the event that the scenarios on which our assumptions are based proves to be different.

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          The following are the critical accounting estimates and judgements we have applied in producing our A-IFRS consolidated financial statements:
     Carrying value and amortisation of investments, goodwill and acquired intangible assets
          We assess the carrying value of our goodwill and other indefinite useful life assets for impairment annually at each reporting date. In respect of other assets, an assessment of the carrying value is only required in instances where there is some indication of impairment. Our assessment of the carrying value covers both goodwill and other assets, as it would be difficult to separate the cash flows generated from the other assets as distinct from the cash flows supporting the carrying value of goodwill. In addition, we have allocated goodwill and intangible assets with an indefinite useful life to cash generating units (CGUs) for the purposes of undertaking impairment testing.
          Our assessment of the carrying value generally applies the discounted cash flow analysis approach, except in the case of listed investments, where we use market prices. The discounted cash flow analysis is based on the value in use calculation, representing the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the assets continued use and subsequent disposal, discounted to its present value by an applicable discount rate.
          In determining our value in use, we apply management judgement in establishing our forecasts of future operating performance of the assets in their current condition, as well as the selection of an appropriate discount rate and terminal value growth rate. These judgements are based on past experience and expectations for the future. The discount rate reflects the market determined discount rate adjusted for specific risks relating to the CGU and the country in which it operates. Our terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period.
          We acquire intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
          The carrying value of goodwill was A$2,073 million as at 30 June 2006 compared with A$2,037 million as at 30 June 2005. On initial acquisition, and at each subsequent reporting date, we assess the useful life of goodwill and other acquired intangible assets as part of our assessment of the carrying value of our investments. The increase in the carrying value of goodwill was mainly attributable to the acquisition of controlled entities and foreign exchange movements.
          The carrying value of our investments in jointly controlled and associated entities was A$23 million as at 30 June 2006 compared with A$48 million as at 30 June 2005. The carrying amount has reduced during fiscal 2006 due to the sale of our 35.0% shareholding in Xantic B.V.
          The carrying value of our acquired intangible assets including patents, trademarks, licences, brandnames, customer bases and mastheads was A$1,686 million as at 30 June 2006 compared with A$1,702 million as at 30 June 2005. The carrying value of these intangible assets are assessed annually and adjusted down where it exceeds recoverable amount.
          Our acquired intangible assets are amortised on a straight-line basis over the period of expected benefit starting from the commencement date of use, with the exception of assets assessed as having an indefinite useful life (predominately relating to mastheads). We apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives are supported by external valuation advice at the time of acquisition. As at 30 June 2006, the remaining amortisation period of our acquired intangible assets was reviewed and deemed appropriate. The mastheads of A$447 million were acquired as part of our acquisition of the Trading Post®. The mastheads are deemed to have an indefinite life, the appropriateness of which is reassessed at each reporting date.
          If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our investments, goodwill and acquired intangible assets. In applying our assessments, we

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have not written down significant amounts of these assets during the two-year period. We believe that as at 30 June 2006 our investments, goodwill and acquired intangible assets are recoverable at the amounts at which they are stated in the consolidated financial statements.
     Carrying value and depreciation of property, plant and equipment
          Property, plant and equipment assets made up 65.3% of our total assets in fiscal 2006 compared with 65.0% in fiscal 2005. We therefore consider our accounting policies in relation to the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to valuation at least every three years, except properties that are on a disposal program, which are subject to valuation each year.
          We assess whether there is an indicator of impairment in our property, plant and equipment at each reporting date. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. When considering this assessment we exclude the HFC cable network, as we do not consider this network to be integrated with the rest of our ubiquitous telecommunications infrastructure in Australia. As at 30 June 2006, our assessment of the ubiquitous network and the HFC cable network did not identify any impairment triggers and therefore it was not necessary to perform a recoverable amount test in relation to the carrying value of the network assets.
          We assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against international trends for other telecommunications companies. In relation to communications assets, our assessment includes a determination of when the asset may be superseded technologically. We use a ‘end date lifing’ methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessment of useful lives.
          The review of service lives was carried out at the commencement of the year and updated in November 2005 to take into account the impacts associated with the transformation. As part of our review, certain assets are reassessed with lives being extended or in some cases being reduced. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of A$66 million compared with a decrease of A$60 million in fiscal 2005. The fiscal 2006 net increase comprised a reduction in depreciation of A$196 million based on the review of services lives at 1 July 2005 and accelerated deprecation of A$262 million as a result of our transformation initiatives. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) for both that current year and future years through to the end of the reassessed useful life.
          If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our property, plant and equipment. Our impairment for property, plant and equipment was A$69 million in fiscal 2006 compared with A$17 million in fiscal 2005. The increase in fiscal 2006 was mainly due to our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the construction of property, plant and equipment. We believe that as at 30 June 2006 our items of property, plant and equipment are recoverable at the amounts at which they are stated in our consolidated financial statements.
     Capitalisation of costs
          Costs are classified as either operating or capital expenditure. We expense operating expenditure to the income statement as it is incurred. We capitalise expenditure where it is expected to generate future economic benefits. Capital costs are recorded as assets and reported in our balance sheet based on the asset class considered most appropriate to those costs. Management judgement is applied in determining costs to be capitalised in relation to the following major asset categories:
     Capitalisation of costs related to construction activities
          The cost of our constructed property, plant and equipment includes directly attributable costs such as purchased materials, direct labour and direct overheads required to bring the asset to the location and condition

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necessary for its intended use. Satisfying the directly attributable criteria requires an assessment of those unavoidable costs that, if not incurred, would result in the asset not being constructed or installed.
          The cost of our constructed property, plant and equipment also includes an allocation of indirect overheads. Indirect overhead costs are directly attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect overhead costs include planning and design of construction projects and the management of construction contracts. Management judgement is applied in determining the indirect cost pool and allocating it to each project.
     Capitalisation of software assets developed for internal use
          We capitalise costs associated with the development of network and business software for internal use where future benefits embodied in the particular asset will eventuate and can be reliably measured. Management applies judgement to assess the costs to be capitalised in the development of software assets and the amortisation period applied.
          Costs capitalised as software assets for internal use include:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll related costs for employees associated with a project; and

•	internal indirect costs directly attributable to the software asset being developed.
          Capitalised software assets totalled A$1,782 million as at 30 June 2006 compared with A$1,970 million as at 30 June 2005. The recoverability of capitalised software assets is assessed semi-annually at each reporting date. If our estimates prove to be incorrect or circumstances change, we may be required to impair the carrying value of our software assets.
          The service lives of software assets are reviewed each year with reference to global industry practices. Software assets have a weighted average life of six years in both fiscal 2006 and fiscal 2005, despite the changes resulting from the impact of transformation on certain software asset lives in the current year. Major systems such as certain billing systems may have a longer life. The net effect of the reassessment of the useful life of software assets for fiscal 2006 resulted in an increase in amortisation expense of A$160 million in fiscal 2006 compared with A$nil in fiscal 2005, reflecting the impact of transformation initiatives in the current year.
          If these assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of capitalised software assets. Our impairment for capitalised software assets was A$65 million in fiscal 2006 compared with A$nil in fiscal 2005. The increase in fiscal 2006 was led by our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the development of software. We believe that as at 30 June 2006, our capitalised software assets are recoverable at the amounts at which they are stated in our consolidated financial statements.
     Deferred expenditure
          Our deferred expenditure relates to costs deferred for basic access installation and connection, major service solution contracts and the generation of Yellow» and White Pages» revenue. In addition, incentive and administration fees associated with acquisition of certain mobile subscribers are also recorded as deferred expenditure.
          We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. As a result, we are required to identify future benefits expected to arise from the deferral of expenses, which relate to the revenue that is to be recognised in future periods. Each year we use management judgement to determine the average period over which the related benefits of our deferred expenditure are expected to be realised. We also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is recorded as an expense immediately in the income statement.

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          A substantial portion of our deferred expenditure relates to basic access installation and connection costs. These costs are taken to the income statement in line with the release of installation and connection fee revenues, which are deferred and recognised over the average estimated customer life. Based on our reviews of historical information and customer trends, we have determined that the average estimated customer life is five years for both fiscal 2006 and fiscal 2005. Our deferred expenditure after amortisation was A$582 million as at 30 June 2006 compared with A$620 million as at 30 June 2005.
     Defined benefit assets and actuarial gains/losses
          We currently sponsor two post employment defined benefit plans. The Telstra Entity and some of our Australian controlled entities participate in the Telstra Superannuation Scheme (“Telstra Super”). Our controlled entity, CSL, participates in the HK CSL Retirement Scheme. We recognise a defined benefit asset for the net surplus recorded in each of our post employment defined benefit plans. The net surplus represents the fair value of the plan assets less the present value of the defined benefit obligations, adjusted for contributions tax. The fair value of plan assets approximates its net market values. Defined benefit obligations are based on expected future payments required to settle the obligations arising from current and past employee services. This obligation is significantly influenced by factors such as estimates on final salaries and employee turnover.
          All of the actuarial gains/losses associated with our defined benefit plans are recognised directly in retained profits in the period in which they occur. For financial reporting purposes, we engage an actuary to assist in the determination of our net defined benefit asset and the associated actuarial gains/losses at each reporting date. The following represent the main assumptions used in the actuarial calculations of the pension expense, plan assets and defined benefit obligations:
•	the discount rate to determine the defined benefit plan expense;

•	the discount rate used for reporting defined benefit obligations;

•	the rate of increase on future salary levels for both the defined benefit plan expense and the defined benefit obligations; and

•	the expected long term rate of return on plan assets.
          The assumptions applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of A$1,029 million as at 30 June 2006 and A$247 million as at 30 June 2005. In fiscal 2006, the increase was mainly due to higher investment returns than expected and a reduction in accrued benefits as a result of a large number of defined benefit members leaving the scheme, mainly reflecting the redundancies during the current year. In applying our estimates, we have recorded an actuarial gain of A$962 million in fiscal 2006, compared with an actuarial loss of A$90 million in fiscal 2005, directly in retained profits in accordance with the applicable accounting standard. Refer to note 28 to our consolidated financial statements for details on the assumptions applied to each of our defined benefit plans, the method of determining these assumptions and sensitivity analysis of a one percentage point decline in these key assumptions on our defined benefit expense and asset.
          If our current estimates proves to be incorrect, the carrying value of our defined benefit assets as at 30 June 2006 may be materially impacted in the next reporting period. Additional volatility may also be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period. Based on the assumptions applied at year end, we believe that as at 30 June 2006, our defined benefit assets are fairly stated in our consolidated financial statements.
     Valuation of receivables
          We maintain allowances for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These allowances are based on historical trends and management’s assessment of general economic conditions. An allowance for doubtful debts is raised when it is considered that there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. We have adopted a number of methodologies depending on the different customer portfolio to determine the appropriate allowance for doubtful

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debts in each of our business segments. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the allowances raised will not sufficiently cover bad debts arising from the receivables we currently have on hand.
          Our allowance for doubtful debts was A$144 million as at 30 June 2006 compared with A$159 million as at 30 June 2005. Trade debtors before any allowance for doubtful debts was A$2,565 million as at 30 June 2006 compared with A$2,434 million as at 30 June 2005.
          Included in our receivables is the loan to REACH of A$210 million as at 30 June 2006 and A$204 million as at 30 June 2005. We fully provided for this loan to REACH in both fiscal 2006 and fiscal 2005 due to the uncertainty of repayment in the medium term.
     Provisions
          Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. The calculation of annual leave entitlements should be based on remuneration rates expected to be paid when the obligation is settled. Ordinarily this would require the provision for annual leave entitlements to use estimated remuneration rates at the time leave is expected to be settled or taken. We use nominal remuneration rates in determining the annual leave provision on the basis that the difference between the nominal rates and applying the estimated future rates would not be material to our provision.
          We accrue for long service leave entitlements not expected to be paid or settled within one year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined and includes the following estimates:
•	the projected increases in wage and salary rates over an average of ten years;

•	the probability of employees reaching their long service leave entitlement at year 10;

•	the employee leave taking rate; and

•	the weighted average discount rate.
          In relation to the discount rate, we apply the weighted average government bond rate for the one year period ended 30 June, rather than the government bond rate as at 30 June. This approach is taken to limit the impact of volatility in government bond rates. Our provision for employee benefits was A$892 million as at 30 June 2006 compared with A$946 million as at 30 June 2005.
          We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$216 million as at 30 June 2006 compared with A$214 million as at 30 June 2005.
          Our provision for redundancy of A$186 million and provision for restructuring of A$209 million was recorded in fiscal 2006 as part of our transformation program. A provision has been raised for only those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Management judgement was applied in determining the extent that future transformation activities were likely to result in restructuring costs and in estimating those future costs. These provisions extend beyond a period of 12 months, and as a result we applied the pre-tax government bond rate for the redundancy provision and the Telstra pre-tax weighted average cost of capital for the restructuring provision as the discount rate to reflect the present value of these provisions as at 30 June 2006.
     Derivative financial instruments and hedge accounting
          Under A-IFRS, we are required to recognise the fair value of all our derivative financial instruments on the balance sheet from 1 July 2005. As a result, we apply management judgement to determine the application of an appropriate valuation technique, which includes references to prices quoted in active markets, discounted cash flow analysis, recent arm’s length transactions involving the same or similar instruments and option pricing models.

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          When using a discounted cash flow analysis, our assumptions are based on market conditions existing at balance date and we use an appropriate market based yield curve, which is independently derived and representative of our cost of borrowing.
          We use various derivative financial instruments to hedge the following risks:
•	changes in the fair value of our financial assets and liabilities;

•	variability of future cash flows attributable to foreign currency fluctuations; and

•	the foreign currency risk when we translate the net assets of our foreign investments.
     Revenue recognition
          We recognise revenues when they are earned through the delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date. Revenues that relate to more than one period are deferred and amortised into sales revenue over the expected period of benefit.
          All of our Yellow® and White Pages® print directory advertising revenues are recognised on delivery of the published directories. We apply our management judgement to determine that our directories are delivered when they have been published and delivered to our customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
          Accrued revenue comprises mainly the recognition of unbilled amounts relating to telephone usage, service and maintenance. Our major billing system generates most of the accrued revenue and automatically accrues revenue for billing cycles that remain unbilled as at the reporting date.
          Where multiple revenue generating deliverables are sold under a single arrangement each deliverable that is considered to be a separate unit of accounting is accounted for separately. We allocate the consideration from the revenue arrangement to the separate units based on the relative fair values of each unit. If the fair value of the delivered item is not readily available, revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered items. We currently have a number of arrangements that are considered to be distinguishable into separate units of accounting, including mobile handsets offered as part of a mobile network contract or sold as part of a prepaid package, broadband Internet installation kits where the modem is provided and advertising in the Yellow® printed and online directories.
Management estimates and judgements applied in our US-GAAP reconciliation
          We disclose our A-IFRS/US-GAAP reconciliation differences in detail in note 37 to our consolidated financial statements. During fiscal 2006, the conversion to A-IFRS required us to restate our fiscal 2005 comparative financial information, including our US-GAAP reconciliation. The management estimates and judgments that we believe have the most significant impact on the US-GAAP reconciliation are as follows:
     Capitalisation of indirect costs and borrowing costs before 1 July 1996 for property, plant and equipment
          Under previous AGAAP, we did not capitalise indirect costs and borrowing costs prior to 1 July 1996. In addition, under A-IFRS we no longer capitalise borrowing costs. However, under US-GAAP we are required to capitalise borrowing costs and those indirect costs associated with operations and personnel directly involved in the construction of our communication assets. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the adjustment made to property, plant and equipment each fiscal year and the resulting annual depreciation expense in our US-GAAP reconciliation.
          Property, plant and equipment with a net book value of A$834 million as at 30 June 2006 and A$894 million as at 30 June 2005 was capitalised for US-GAAP purposes, which was not capitalised under A-IFRS. Additional

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depreciation and disposals have also been recorded of A$147 million in fiscal 2006 and A$168 million in fiscal 2005 as a result of this difference.
     Net pension asset/liability and actuarial gains/losses
          We engage an actuary to assist in the determination of our prepaid pension asset/liability and retirement benefit gains and losses. Many of the assumptions used under A-IFRS are also applied under US-GAAP. These assumptions have a significant impact on the calculations and adjustments made. The discount rate applied under US-GAAP is different to the discount rate applied under A-IFRS due to the differing treatment of investment tax, with A-IFRS accounting for investment tax of the fund by adjusting the pre-tax discount rate.
          Under A-IFRS we have elected to recognise all our actuarial gains/losses directly in retained profits. Under US-GAAP, the recognition of certain gains/losses are delayed in the income statement using the corridor approach. Under this approach, the aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
          As at 30 June 2006, the net pension liability for US-GAAP was A$167 million, comprising the net deficit of Telstra Super of A$172 million, partially offset by a surplus of A$5 million in relation to the HK CSL Retirement Scheme. Refer to note 37(f) for further details on the accounting treatment under US-GAAP.
     Impairment of goodwill
          During fiscal 2006, the balance of our goodwill in CSL was impaired prior to the merger with New World Mobility Group. Due to historical US-GAAP adjustments, our CSL goodwill balance for US-GAAP has always been higher than under A-IFRS and previous AGAAP. For the purposes of recording the impairment, we have applied management judgement with the assistance of external advisers, in calculating an implied fair value of CSL and allocating that fair value to CSL’s identifiable assets and liabilities, including the intangible assets. The impairment of CSL’s goodwill for US-GAAP purposes does not impact the carrying value assessment of the goodwill recognised under A-IFRS.
     Changes in accounting policies
          Australian entities reporting under the Corporations Act 2001 must prepare their financial reports for financial years commencing on or after 1 January 2005 under A-IFRS as adopted by the Australian Accounting Standards Board (AASB). This involved preparing our first full year set of consolidated financial statements applying A-IFRS for the financial year ended 30 June 2006.
          The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial report using A-IFRS applied as of 1 July 2004, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
          For reporting in the current year, comparatives were remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition were made to opening retained profits at the beginning of the first comparative period (i.e., at 1 July 2004).
          Our adoption of A-IFRS has significantly impacted the accounting policy and reported amounts of the following items:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

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•	leases;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets; and

•	intangible assets.
          Under A-IFRS, our net profit after tax may be more volatile compared with previous Australian accounting standards. The volatility in net profit after tax could be caused by the accounting requirements in areas such as impairment of goodwill balances and hedging. However, the adoption of A-IFRS has not affected our net cash flows, our ability to borrow funds or our capacity to pay dividends to our shareholders. In note 36 to our consolidated financial statements, we have:
•	identified and explained the key differences in accounting policy;

•	provided our differences on the date of transition (i.e., 1 July 2004) and for the current comparative period (i.e., 30 June 2005);

•	provided full reconciliations of our reported results under previous AGAAP to those comparatives reported in our current year consolidated financial statements under A-IFRS; and

•	provided qualitative information on the exemptions applied under AASB 1 on first time adoption of A-IFRS.
          Other than the adoption of A-IFRS, we have had no significant change in accounting policy during the two-year period.

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Results of operations

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Sales revenue	22,750	22,161	589	2.7%
Other revenue (excl. finance income)	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income (excl. finance income)	23,100	22,442	658	2.9%

Operating expenses (excl. interest expense and depreciation and amortisation	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)(1)	9,584	10,464	(880)	(8.4)%
Depreciation & amortization	4,087	3,529	558	15.8%

Earnings before interest & income tax expense (EBIT)(1)	5,497	6,935	(1,438)	(20.7)%
Net finance costs	936	880	56	6.4%

Profit before income tax expense	4,561	6,055	(1,494)	(24.7)%

Income tax expense	1,380	1,746	(366)	(21.0)%

Net profit for the year	3,181	4,309	(1,128)	(26.2)%

Effective tax rate	30.3%	28.8%		1.5%
EBITDA margin on sales revenue	42.1%	47.2%		(5.1)%
EBIT margin on sales revenue	24.2%	31.3%		(7.1)%

	Change
	A$ (cents)	A$ (cents)	A$ (cents)	% change
Basic earnings per share(2)	25.7	34.7	(9.0)	(25.9)%
Diluted earnings per share(2)	25.7	34.6	(8.9)	(25.7)%
Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	6.0	6.0
Final dividend declared (2005 paid)	14.0	14.0
Special dividend to be paid with final dividend (2005 paid)	—	6.0

(1)	EBITDA reflects our profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure our operating profit. Our management uses EDITDA, in combination with other financial measures, primarily to evaluate our operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance. EBITDA is not a US-GAAP measure of income or cash flow from operations and should not be considered an alternative to net income as an indication of our financial performance, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBIT is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

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(2)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.
          In fiscal 2006, sales revenue growth was driven by Internet & IP solutions, mobile revenues, advertising & directories, CSL’s merger with New World PCS and pay TV bundling. Growth was partially offset by a decline in revenues mainly from PSTN calling products, specialised data and ISDN products. Sales revenue grew by 2.7% as we continue to manage the shift in customer demand from our traditional products such as PSTN to our emerging products such as broadband.
          In April 2006, CSL and New World Mobile Holdings Limited merged, however this had minimal impact on the overall sales revenue in fiscal 2006. Apart from this transaction, there was little activity in the mergers and acquisitions area in 2006.
          Sales growth was marginally impacted by acquisitions that took place in fiscal 2005, with current year revenue figures including a full twelve months of operation for acquired entities KAZ, PSINet, Universal Publishers Pty Ltd (Universal Publishers) and Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd).
          Our expenses have been impacted by the initial stages of our transformation strategy and our focus continues to be on executing our strategy as announced to the market in November 2005. Our total expenses increased due to higher labour costs, in particular redundancy costs, higher goods and services purchased supporting revenue growth, and higher other expenses, primarily as a result of the transformation program. These expense categories were also impacted by the recognition of a provision at year end for redundancy and restructuring of A$427 million to cover activity in future years relating to our business transformation. Depreciation and amortisation also increased, primarily due to accelerated depreciation after a review of asset service lives impacted by our transformation strategy.
          As a result of these factors, our profit before income tax expense was A$4,561 million in fiscal 2006 compared with A$6,055 million in fiscal 2005, and our net profit decreased by 26.2% in fiscal 2006.
Operating revenues
          In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for fiscal 2006 were:
•	mobiles;

•	internet and IP solutions;

•	advertising and directories; and

•	pay TV bundling.
          In fiscal 2006, our sales revenue growth was partially offset by a 6.7% decline in PSTN product revenues as customers continue to move towards new products and services to satisfy their requirements and competition further intensifies in the market.
          Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have also experienced a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). We have continued to concentrate on product bundling initiatives and managing the migration of customers to other products. In the second half of fiscal 2006, we introduced our first subscription price based offers into the consumer market to help address the decline of our traditional product revenues and to make pricing easier for our customers. We have also introduced market based management to enable us to better serve our customers’ needs.
          We expect that there will be continued competitive pressure in some of our traditional product areas. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand.

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Categorisation of our operating revenue
          We categorise revenue from the products and services we derive from wholesale customers according to the nature of the product or service provided. For example, we categorise operating revenue from interconnect and access charges relating to PSTN and mobiles, within those categories as appropriate. Products resold are also within the relevant product categories. This is a revised approach from how interconnect and access charge revenues were presented in the prior year.
          We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services, operating revenue will continue to move from one category to another. For example, as our customers continue to switch from buying basic access services to buying other forms of access services, such as ADSL, operating revenue from some customers will shift from the basic access category to the Internet and IP solutions category.
          The rates we charge our retail customers are subject to regulated retail price controls
          The rates we charge our retail customers for selected fixed network telephony products are subject to retail price controls. The retail price control regime, set by the Commonwealth, applies to us and no other telecommunications provider. The new price control regime commenced on 1 January 2006.
          These retail price controls require us to:
•	ensure parity in the local call prices offered to regional and metropolitan customers;

•	ensure there is a package of PSTN services targeted and available to low income customers;

•	notify and seek the consent of the ACCC when price increases to residential line rental rates are proposed; and

•	report on compliance to the ACCC no later than three months after 30 June 2007 and subsequently each year until 30 June 2009.

In addition, we are required to apply the following price controls:

•	the price of a bundle of services including basic access, local calls, national long distance calls, fixed-to-mobile calls and international calls will not increase;

•	basic residential and business access charges will not increase by more than the consumer price index (CPI) with current basic residential access charges maintained until 30 June 2007;

•	charges for connections capped to increases in CPI;

•	the charge for charity organisations not to be increased to a level which exceeds the price of the standard residential line rental rate;

•	the price for local calls made from one of our public payphones will not exceed A$0.50 (GST included) per call; and

•	the price for untimed local calls and dial-up Internet calls are capped at A$0.22 (GST included) per call, except for untimed local or dial-up calls which form part of a subscription pricing package or a discounted line rental arrangement.
          Despite these restrictions, we have been able to innovate and recently introduced a range of calling plan options, including new capped calling plans. We continue to reduce prices on a range of telephony services in order to respond to customer needs and market conditions. We also monitor our pricing to ensure that we comply with the price control requirements.
          The previous price control determination that applied up until 31 December 2005 had required our revenues from line rentals and calling products to be separately measured. These price controls imposed a cap of CPI plus 4% for line rental, and CPI minus 4.5% on a basket of calls comprising local, long distance, international and fixed-to-mobile. The previous regime also required the price for local calls made from one of our public payphones

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not to exceed A$0.40 (GST included) per call. Business customers on negotiated contractual arrangements are excluded from the new price controls.
Operating Revenues

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
PSTN Products
Basic access	3,318	3,362	(44)	(1.3)%
Local calls	1,023	1,284	(261)	(20.3)%
PSTN value added services	246	250	(4)	(1.6)%
National long distance calls	913	1,013	(100)	(9.9)%
Fixed to mobile	1,491	1,566	(75)	(4.8)%
International direct	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN	7,478	8,018	(540)	(6.7)%

Mobiles
Mobile services — Retail	3,846	3,736	110	2.9%
Mobile services — Wholesale	36	24	12	50.0%
Mobile services — Interconnection	623	547	76	13.9%
Mobile handsets	467	381	86	22.6%

Total Mobiles	4,972	4,688	284	6.1%

Internet and IP solutions
Narrowband	220	275	(55)	(20.0)%
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.7%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total Internet and IP solutions	1,907	1,377	530	38.5%

ISDN products	807	890	(83)	(9.3)%
Specialised data	884	966	(82)	(8.5)%
Advertising and directories	1,711	1,585	126	7.9%
Intercarrier services	351	290	61	21.0%
Inbound calling products	449	449	—	—
Solutions management	989	931	58	6.2%
HKCSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Offshore services revenue	295	252	43	17.1%
Payphones	104	121	(17)	(14.0)%
Pay TV bundling	320	263	57	21.7%
Customer premises equipment	274	231	43	18.6%
Other sales & service	759	741	18	2.4%

Sales revenue	22,750	22,161	589	2.7%
Other revenue	22	20	2	10.0%

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	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income	23,100	22,442	658	2.9%

PSTN Products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Basic access revenue
Retail	2,592	2,725	(133)	(4.9)%
Domestic wholesale	726	637	89	14.0%

Total basis access revenue	3,318	3,362	(44)	(1.3)%
Local call revenue	1,023	1,284	(261)	(20.3)%
PSTN value added services revenue	246	250	(4)	(1.6)%
National long distance call revenue	913	1,013	(100)	(9.9)%
Fixed to mobile revenue	1,491	1,566	(75)	(4.8)%
International direct revenue	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN revenue	7,478	8,018	(540)	(6.7)%

Basic access lines in service (in millions)
Residential	5.46	5.60	(0.14)	(2.5)%
Business	2.32	2.45	(0.13)	(5.3)%
Total Retail	7.78	8.05	(0.27)	(3.4)%
Domestic wholesale	2.16	2.07	0.09	4.3%

Total access lines in service	9.94	10.12	(0.18)	(1.8)%

Number of local calls (in millions)	7,432	8,469	(1,037)	(12.2)%
National long distance minutes (in millions)(1)	7,215	7,743	(528)	(6.8)%
Fixed to mobile minutes (in millions)	4,491	4,375	116	2.7%
International direct minutes (in millions)	534	580	(46)	(7.9%)

Note:	statistical data represents management’s best estimates.

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.
          Total PSTN products revenue in fiscal 2006 was A$7,478 million, which declined by 6.7% or A$540 million from fiscal 2005. This compares with a decline of 3.6% in fiscal 2005 (inclusive of fixed interconnection).
          There has been a general reduction in PSTN volumes, with a decline in retail basic access lines, and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed-to-mobile, international direct and fixed interconnection due to competitive pricing pressure. The decline in the first half of the fiscal year was 7.6% which was slowed to 5.8% for the second half of the fiscal year.

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          Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
          Late in the second half of the year, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans did not have any significant impact on our PSTN revenues in fiscal 2006 with the benefits expected to be seen in the next fiscal year.
Basic access
          Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.
          Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as Broadband and mobiles; and

•	price changes.
          Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed-to-mobile calls (with a “residential” and “business” differentiation still applying).
          Our operating revenue from basic access services was also affected by competition during fiscal 2006. During fiscal 2006, the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the retail basic access market. In the retail segment, we saw a decline of 270,000 lines in service or 3.4%, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. This decline was partially offset by an increase of 90,000 lines in service or 4.3% in the wholesale market.
          Overall our operating revenue from basic access services decreased by A$44 million or 1.3%. During fiscal 2006, we introduced various basic access packages, which reduced the decline in revenue in this area, despite an overall decrease in basic access lines in service.
          Rental revenue increased due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, is also expected to contribute positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners.
Local calls
          Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our megapop product which allows ISPs to offer untimed local call PSTN dial up access for their customers via a single national dial up 019 number. For the most part we charge for local calls without a time limit.

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          Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed-to-mobile calling; and

•	pricing changes and regulatory retail price restrictions.
          Local call revenue decreased by A$261 million or 20.3% in fiscal 2006, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans currently being heavily promoted by competitors. Substitution of data local calls continues to occur due to the migration of dial up Internet customers to broadband. The price in the wholesale market also declined as a result of a rise in volume discounts.
          Generally, call volumes have continued to fall during fiscal 2006, reflecting the impact of customers migrating to other products, such as mobiles, fixed-to-mobile, and broadband products, and fewer basic access lines in service. This is highlighted by the fact that the number of local calls reduced by 12.2% during the year.
PSTN value added services
          Our revenue from PSTN value added services declined by A$4 million or 1.6% during fiscal 2006. This decrease was driven by a reduction in a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as Internet products and premium voice communication applications.
          Messaging and call completion products increased marginally during fiscal 2006. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 10%. This has been partially offset by call return revenue which declined by 14% due to lower overall call volumes and substitution to other products.
National long distance calls
          Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
          We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
          General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed-to-mobile calling.
          Our operating revenue from national long distance calls declined by A$100 million or 9.9% in fiscal 2006 compared with fiscal 2005. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both, in the market. This is having a direct impact on our national long distance revenues, particularly where competitors are bundling these calls with broadband offerings. Volumes are down as a result of lower basic access services in operation and the impact of fixed-to-mobile substitution and other calling options available to customers. We have increased discounts compared to fiscal 2005 in order to retain and win back customers.

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          We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and Internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and Internet products, and by the continued growth of subscription pricing plans.
Fixed-to-mobile calls
          Our fixed-to-mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed-to-mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed-to-mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed-to-mobile activity as customers continue to slowly move their usage from our PSTN products. The fixed-to-mobile environment is influenced by fixed-to-mobile preselection, whereby the carriage service provider (“CSP”) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed-to-mobile calls.
          During fiscal 2006, fixed-to-mobile revenue declined by A$75 million or 4.8%. We experienced a decline of A$114 million due to lower revenue per minute resulting from higher discounts from ongoing competitive pressure, including incorporating fixed-to-mobile calls in reward offerings and the changing mix in services in operation (“SIOs”) from PSTN to ISDN and CustomNet. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.
          This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth for fiscal 2006 contributed A$38 million due to higher calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, meaning there is a higher number of mobiles on which fixed calls can terminate, and hence a higher number of calls.
International direct calls
          Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
          Our international direct revenue declined by 14.1% to A$201 million in fiscal 2006 primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed-to-mobile substitution and the growth of Voice over IP in the market place. Despite major international events and the occurrence of unfortunate circumstances which have provided short term stimulus to call traffic, international direct minutes declined 7.9% for the year.
Fixed Interconnection
          Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunication market. Our operating revenue from fixed interconnection decreased by 7.4% to A$286 million during fiscal 2006 driven by reduction in both volume and price. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a smaller degree, ULL build.
Mobiles
          Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBank® and mobile data. It also includes revenue

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from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.
          During fiscal 2006, we commenced the construction of our new NEXT GTM wireless network. We launched this network on 6 October 2006. Until recently, we operated two primary mobile networks, GSM and CDMA. Over time we will migrate our customers from our old networks onto our new NEXT GTM wireless network. We continue to offer 3G services to our customers over our existing 3G 2100 network, a network jointly owned through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).
          The mobile telecommunications market continued to grow during fiscal 2006, although at a lower rate of growth than in the prior year. The growth was slowed by the increase in capped price plans by all the major mobile competitors, heightened campaign activity particularly around 3G services, and the increasing use of mobile data services such as Blackberry and EVDO. While voice continues to be the largest contributor to mobiles revenue, value added services, including mobile data, is the fastest growing, now representing 25.4% of mobile services revenue in fiscal 2006. With competition intensifying, we have introduced a comprehensive and broad reaching program of segment based customer management to enable us to provide the best service and solutions to all of our customers.
Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Access fees and call charges	2,703	2,765	(62)	(2.2)%

Value added services:
— International roaming	266	243	23	9.5%
— Mobile messagebank	199	187	12	6.4%
— Short message service (SMS)	494	457	37	8.1%
— Other mobile data	184	84	100	119.0%

Total value added services	1,143	971	172	17.7%

Total mobile services revenue — retail	3,846	3,736	110	2.9%
Mobile services revenue — wholesale	36	24	12	50.0%
Mobile services revenue — mobiles interconnection	623	547	76	13.9%

Total mobile services revenue	4,505	4,307	198	4.6%
Mobile handset sales	467	381	86	22.6%

Total mobile goods and services revenue(1)	4,972	4,688	284	6.1%

3G mobile SIO (thousands)	317	—	317	—
GSM mobile SIO (thousands)	6,468	6,894	(426)	(6.2)%
CDMA mobile SIO (thousands)	1,703	1,333	370	27.8%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Mobile Wireless — EVDO SIO (thousands) (included in CDMA SIO above)	60	19	41	215.8%
Prepaid mobile SIO (thousands)	3,597	3,570	27	0.8%
Postpaid mobile SIO (thousands)	4,891	4,657	234	5.0%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

CDMA wholesale mobile SIO (thousands)	73	62	11	17.7%
GSM wholesale mobile SIO (thousands)	46	21	25	119.0%

Total wholesale mobile SIO (thousands)	119	83	36	43.4%

Number of SMS sent (in millions)	3,019	2,289	730	31.9%

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	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Deactivation rate	23.4%	19.2%	—	4.2%
Mobile voice telephone minutes (in millions)(2)	7,311	6,746	564	8.4%
Average revenue per user per month A$’s(3)	38.35	39.33	(0.98)%	(2.5)%
Average prepaid revenue per user per month A$’s(3)	10.85	12.24	(1.39)	(11.4)%
Average postpaid revenue per user per month A$’s(3)	58.99	59.06	(0.07)	(0.1)%
Average mobile data revenue per user per month(4)	6.77	5.70	1.07	18.8%

Note:	statistical data represents management’s best estimates.

(1)	Excludes revenue from:

— calls from our fixed network which we categorise as fixed-to-mobile; and

— CSL New World which is recognised separately as controlled entity revenue.

(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, MessageBank®, international roaming and CSL New World.

(3)	Average retail revenue per user per month is calculated using average retail SIO and includes mobile data, MessageBank® and roaming revenues. It excludes interconnection and wholesale revenue.

(4)	Includes mobile wireless EVDO revenue, excludes BigPond® wireless.
          During fiscal 2006, mobile service revenue increased by A$198 million or 4.6% mainly due to the continued growth in the number of mobile telephone subscribers and expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in our value added services revenue for example MessageBank®, SMS, Blackberry and EVDO.
          Access fees and call charges declined by 2.2% to A$2,703 million in fiscal 2006 reflecting a decrease in GSM revenues partially offset by an increase in CDMA revenues. Both technology categories have been impacted during the year by the competitive environment and the growth in capped price plans which has directly impacted yields. CDMA prepaid was also impacted by lower revenues attributable to a promotion which gave CDMA subscribers half price calls for a year. During the year we moved from 1% of our mobile customers on capped plans to 4.3% on capped plans.
          SIOs increased overall, but it was CDMA that drove the growth with a 27.8% increase while GSM (including 3G) reduced marginally by 1.6%. The CDMA revenues benefited from a increased activations during the first half of fiscal 2006 and the availability of more competitively priced handsets. Call minutes generally increased for each technology, but these benefits did not outweigh the impact on price for the period. Average revenue per user (ARPU) dropped by A$0.98 over the year led by a reduction in prepaid ARPUs by 11.4% or A$1.39, with postpaid ARPUs stable.
          Revenue from international roaming grew by 9.5% to A$266 million in fiscal 2006. The rise was primarily due to an increase in outbound roaming minutes and a marginal increase in revenue per call. In addition, inbound roaming revenue remained steady as price increases offset decreased usage.
          Revenue from MessageBank® increased by 6.4% to A$199 million in fiscal 2006 primarily due to growth in minutes resulting from higher mobile usage and SIOs.
          During fiscal 2006, SMS and Multimedia Messaging Services (MMS) revenues increased by 8.1% to A$494 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This was stimulated by a A$0.01 text offer and other rewards and bonus options offered during the year. In addition, mobile data growth was also experienced in the corporate segment through the Blackberry and Telstra Mobile BroadbandTM products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over fiscal 2006.

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          Revenue from handset sales increased by 22.6% to A$467 million in fiscal 2006 primarily due to growth in the number of GSM mobile handsets sold. This growth was attributed to an increase in marketing campaign activity focusing on the sale of 3G handsets, particularly in the second half of the year.
          Mobiles interconnection revenue has grown 13.9% to A$623 million during fiscal 2006. The main product driving this growth is GSM wholesale domestic roaming which grew in fiscal 2006 by A$43 million after Hutchison 3G roaming commencing in April 2005. This corresponds directly to an A$8 million drop in CDMA roaming after Hutchison introduced their 3G product as an alternative to CDMA. SMS interconnect has grown A$17 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling. In addition, mobiles terminating revenue grew by A$24 million due to a 12% increase in termination volumes, partially offset by price reductions resulting from regulatory pricing pressures on mobile terminating rates. The increase in termination volumes has resulted from growth in retail SIOs, particularly in CDMA and pre-paid services.
          Wholesale mobile service revenue increased in fiscal 2006 by 50.0% or A$12 million due to growth in the wholesale GSM resale product introduced in fiscal 2005. It enabled resellers to develop and market their own branded mobile solutions including voice, text, multimedia messaging and MessageBank® on the GSM network which they could only previously do on the CDMA network. Minutes of use have grown significantly since this product was introduced.
          The level of deactivations increased by 4.2% which was driven by prepaid activity. After we changed systems for managing prepaid SIO’s in fiscal 2005, all relevant prepaid SIOs were automatically given a recharge period of 12 months, extended from the normal 6-month period, to ensure no customers were disadvantaged while we consolidated the new system. In the last quarter of fiscal 2006, these SIOs reached the end of this period and many were subsequently deactivated. This contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006. This change in recharge period has not impacted the year on year growth rate but has impacted the timing of deactivations occurring throughout the year.
Internet and IP solutions
          Our operating revenue from Internet and IP solutions is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of IP services by business customers (small to medium enterprises);

•	the introduction of new products to meet customer needs;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL; and

•	demand for greater bandwidth services such as broadband.
          While the IP and Internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

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Internet and IP solutions

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Narrowband	220	275	(55)	(20.0)%
Retail broadband(1)	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total internet & IP solutions revenue	1,907	1,377	530	38.5%

Broadband subscribers — retail (in thousands)(1)	1,476	856	620	72.4%
Broadband subscribers — wholesale (in thousands)	1,427	888	539	60.7%

Total broadband subscribers (in thousands)	2,903	1,744	1,159	66.5%
Narrowband subscribers — retail (in thousands)	1,027	1,205	(178)	(14.8)%

Total online subscribers	3,930	2,949	981	33.3%

Average revenue per retail broadband subscriber per month (A$’s)	52.16	60.10	(7.94)	(13.3)%

Note:	statistical data represents management’s best estimates.

(1)	Telstra mobile broadband and Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subscriber numbers.
          Our narrowband products allow customers to connect to the Internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. In fiscal 2006, continued demand for capacity combined with competitive pricing has resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our dial-up products and resulted in a decline in our narrowband revenues.
          We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond® broadband provides broadband Internet services to consumer and business customers via HFC cable, ADSL, satellite and mobile access technologies.
          During fiscal 2006, our Internet and IP solutions revenue grew by 38.5% or A$530 million to A$1,907 million, despite a reduction in prices. The subscriber base for our broadband products grew significantly during this time, partially due to migration from narrowband products but also due to growth in the overall online market. As at 30 June 2006, we had approximately 2.9 million broadband customers of which nearly 1.5 million were retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
          Narrowband revenue decreased by 20.0% to A$220 million in fiscal 2006. This decline highlights the growing impact of dial-up to broadband migration as the dial-up market proceeds with its decline. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
          Retail broadband revenue increased by 57.7% to A$730 million in fiscal 2006, mainly due to strong increases in SIOs. SIO growth has occurred across all technologies but ADSL has been the key driver of the growth. We have introduced a number of key price and value campaigns to stimulate broadband take up including a combination of discounting access and installation offers. We have also introduced new products and plans including a wireless EVDO offer and enhanced focus on our cable offerings. The Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS) and broadband regional connect packages have also enabled affordable broadband and higher

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bandwidth to be provided to regional and remote locations and encourage take up in those areas. Given this strong take up, increased competition and resultant price offerings, average revenue per user has declined.
          Wholesale broadband revenue increased by 76.6% to A$461 million in fiscal 2006 driven by a continuing strong market demand for high bandwidth services and increased demand at the retail level. Wholesale DSL Internet grade has grown by A$181 million driven by volume increases with a 60.7% growth in SIOs.
          Internet direct is our business oriented Internet access product with a range of data access options and features to meet the needs of business. Internet direct revenue increased by 16.3% during fiscal 2006 to A$143 million. The result was driven by our virtual ISP product which increased by A$14 million, mainly because of a new commercial deal signed resulting in a significant increase in data usage. SIOs for this product category increased by 258% in fiscal 2006.
          IP solutions revenue increased by 37.7% to A$285 million in fiscal 2006, mainly due to the products in this category being in the growth phase of their lifecycle. Fiscal 2006 saw an increase of A$48 million in IP MAN/ Ethernet, our ‘next generation’ data access services which provide high speed IP and Ethernet access solutions respectively for large and medium corporate enterprises. The government sector has been the key user and driver of this product. IP WAN grew by A$29 million, after growth was stimulated through competitive pricing and improved network performance. It is also evident that customers now appear more willing to move towards IP based solutions.
          Other Internet and IP solutions revenue grew by A$20 million in fiscal 2006 due to growth in wholesale Internet and data traffic, in particular in our Wholesale Ethernet product, and increased revenue from our wholly owned entity, Chief Entertainment, which is a media production house that provides Internet content.
ISDN
          ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Access	418	421	(3)	(0.7)%
Data calls	118	165	(47)	(28.5)%
Voice calls	271	304	(33)	(10.9)%

Total calls	389	469	(80)	(17.1)%

Total ISDN revenue	807	890	(83)	(9.3)%

ISDN access lines (basic access line equivalents (in thousands))(1)	1,214	1,208	6	0.5%

Note:	statistical data represents management’s best estimates.

(1)	Statistical data — we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
          ISDN access revenue has declined marginally to A$418 million in fiscal 2006. Growth in access lines has slowed in recent years from 3.3% in fiscal 2005 to 0.5% in the current year. Data access line declines in the consumer segment have been driven by customer movement to broadband, while declines in the business segment have arisen as a result of the migration to alternative technologies such as ADSL and symmetrical HDSL. Data access line declines have been offset by voice access line growth, driven by customers taking up ISDN as a stepping

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stone towards a full IP environment. Whole of customer discounts in the enterprise segment have also impacted the result in the current year.
          ISDN voice calls revenue, which is made up of local, national and international voice calls made on the integrated services digital network, declined by 10.9% or A$33 million in fiscal 2006, mainly due to declines in the local and national categories. National voice calls revenue was negatively impacted by competitor price pressure during the year. Local voice calls revenue was negatively impacted by a decrease of 14% in minutes of use primarily because calls on our Priority® One3 and 1300 A Party products have been reclassified from ISDN to inbound calling revenues. This reclassification amounted to A$13 million in fiscal 2006.
          ISDN data calls revenue declined in fiscal 2006 by 28.5% or A$47 million. Both ISDN local and national data calls contributed to the decline. ISDN local data and ISDN national local data calls revenue declined by 28% and 32% respectively due to customers migrating to alternative products such as ADSL and symmetrical HDSL, as a result of improved bandwidths at reduced prices in each of these products.
Specialised data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Frame Relay	305	351	(46)	(13.1)%
ATM	90	89	1	1.1%
Digital data services	198	227	(29)	(12.8)%
Leased lines	229	235	(6)	(2.6)%
International private lines	30	26	4	15.4%
Other specialised data	32	38	(6)	(15.8)%
Total data revenue	884	966	(82)	(8.5)%
Domestic Frame access ports (in thousands)	30	34	(4)	(11.8%)

Note:	statistical data represents management’s best estimates.
          Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.02Kb to 1,984Kb per second, which may be used for communication between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth and dedicated end-to-end connections between customer sites.
          During fiscal 2006, total specialised data revenue decreased to A$884 million, reflecting a decline in mature products such as frame relay, digital data and leased line services. This decline has been driven by product substitution to more technologically advanced IP and DSL based product options, included with our Internet and IP solutions revenue category.
          Frame relay revenue decreased as this product enters the declining stages of its product life cycle with customers migrating to new technologies such as Business DSL which offers the same coverage and similar assurance, but at a lower price. In addition, we introduced price discounting to retain existing customers. Reduced frame relay revenue was due to a combination of a reduction in ports by 11.8% with a similar reduction in revenue per customer.
          Digital data services are mature products that declined 12.8% to A$198 million during fiscal 2006 primarily due to customers transferring to newer technologies and price pressures experienced from alternative products.
          Leased line revenues experienced a 2.6% reduction to A$229 million, mainly due to customers with voice graded dedicated lines moving to DSL, wireless or IP telephony based solutions. Other high capacity products such

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as wideband have grown. New business has also been generated by offering premium packages in combination with Internet Direct but they tend to be short distance services which are low revenue generating.
Advertising and directories
          Our advertising and directories revenue is predominantly derived from our wholly owned Sensis group. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
          The majority of Sensis’ revenue is derived from its print and online directories — Yellow® and White Pages® — which have grown steadily overall due to the introduction of new print and directory advertising initiatives.
          Product innovation and customer demand continue to drive growth in our broader online and electronic advertising and non-directories advertising business.
Advertising and directories

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Advertising and Directories revenue	1,711	1,585	126	7.9%

          Yellow® revenue increased by 5.8% to A$1,172 million in fiscal 2006, primarily due to the strong performance in our non-metropolitan books and 54% growth in Yellow® OnLine revenue to A$124 million. The growth in non-metropolitan books has been driven by new category guides and subheadings, higher uptake of half page advertisements and the release of three new local directories. Online performance was driven by a 25% rise in Yellow OnLine display customer numbers and higher uptake of Platinum advertising, leading to increased revenue per customer.
          During fiscal 2006, White Pages® revenue grew by 12.2% to A$302 million, reflecting continued growth in both print and online, with improved sales force effectiveness through better “go to market” strategies. Growth has continued with the success of coloured listings and logos resulting in higher revenue per customer.
          Our emerging businesses delivered 17.1% revenue growth, driven by strong growth in Whereis® location-based search revenues and in MediaSmart®. Fiscal 2006 includes a full year of revenue for our mapping and travel related products company Universal Publishers (purchased December 2005).
          Overall revenue performance was impacted by a decline in classifieds revenue over the period. This was driven by competition and economic weakness in the Sydney and Melbourne markets. However, we regard our advertising and directories business as a growth area, with improving margins especially online, and strong market presence accounting for almost 14% of the Australian main media advertising market.
          Sensis’ Trading Post® business is experiencing strong growth in online classifieds revenues while print based classifieds revenues are declining. This trend is expected to continue, and as a result the achievement of continued online revenue growth is critical to the future performance of the business.
Intercarrier services
          Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and ISPs. The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Interconnection revenues relating to our PSTN and mobile products are included in those product categories.
          The remaining revenue component in intercarrier services is derived from wholesale specific product offerings such as facilities access, wholesale transmission and ULL which, while they are subject to significant price pressures resulting from ongoing oversupply of capacity in the market place, are a focus for delivering incremental

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revenue growth for us in the coming years. This growth, however, will be negatively impacted by the recent interim determinations by the ACCC regarding a reduction in the amount we can charge wholesale customers for ULL access.
Intercarrier services revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Intercarrier services revenue	351	290	61	21.0%

          Intercarrier Services revenue has grown by 21.0% to A$351 million during fiscal 2006 due to increases in facilities access, wholesale transmission solutions and other wholesale revenues mainly consisting of ULL.
          Our growth in facilities access was 40.7% or A$24 million during fiscal 2006 for the year largely driven by demand for equipment building and mobile tower access as other carriers and service providers have sought to expand their infrastructure over time.
          Growth in wholesale transmission relates to leased transmission services led by a rise in demand from Internet service providers for backhaul transmission to expand their DSL network coverage. Partly offsetting these increases in intercarrier revenue was the unfavourable impact of a backdated rate adjustment for MCI Worldcom in September 2005 as well as a decline in services leased by the same customer.
          Other wholesale intercarrier revenue growth of A$18 million was due to ULL driven by a number of factors such as:
•	carriers have reached customer density thresholds on wholesale DSL and resale PSTN to be able to undertake viable ULL; and

•	falling equipment prices have reduced the capital required by carriage service providers to undertake ULL build.
Inbound calling products
          Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for FreecallTM 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;

•	for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of A$0.25 (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
          Also included is revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
          Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
          Revenue from inbound calling products remained steady at A$449 million in fiscal 2006 mainly due to an increase in Priority® One3 and 1300 A Party products offset by Priority® One3 and 1300 B Party products.

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Inbound calling products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Inbound calling products revenue	449	449	—	—

B Party minutes (in millions)	2,922	2,773	149	5.4%
A Party calls (in millions)	1,012	940	72	7.7%

	3,934	3,713	221	6.0%

Note: statistical data represents management’s best estimates.
          Our overall revenue from Priority® One3 and 1300 B Party products declined in fiscal 2006 due to very competitive market pressures resulting in lower returns. Minutes of use and services in operation have actually increased in this category of calls, but large customers are being won or retained at lower prices resulting in reduced revenues. This is offset by higher call volumes on our Priority® One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in the current year to inbound calling. This amounted to A$13 million in fiscal 2006. There is also an increasing trend for calls to these numbers from mobile phones which are recorded as mobiles revenue.
          Revenue from FreecallTM 1800 has declined mainly due to intense price competition leading to reduced price and a declining customer base. Our other inbound calling products, such as Enterprise Speech Solutions, have continued to grow strongly throughout fiscal 2006.
Solutions management
          Our operating revenue from solutions management is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services, which is network based voice and data products, including IP based networks and IP telephony, CPE management, radio networks and new wireless based technologies;

•	IT services, which is managed customer infrastructure (e.g. desktop and end user devices), managed storage and security services, in addition to hosting and application development. IT services also includes the provision of professional consulting and deployment services; and

•	other refers to our eBusiness solutions and global data centre.
Solutions management

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Managed network services	337	337	—	—
IT services	632	572	60	10.5%
Other	20	22	(2)	(9.1)%

Solutions management revenue	989	931	58	6.2%

          In fiscal 2006, solutions management revenue increased 6.2% or A$58 million mainly due to increases in IT services.
          IT services grew by 10.5% or A$60 million in the current year, mainly due to our wholly owned entity KAZ winning major contracts, one of which was a five-year contract for an estimated A$200 million to provide the Department of Defence’s Central Office IT Infrastructure Support Services. Fiscal 2006 IT services revenue also included an additional A$12 million due to a full 12 months of results for KAZ compared to only 11 months in the

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previous fiscal year. Managed professional services revenue also contributed to the growth in IT services, with an increase of A$16 million due mainly to increased project work on an existing contract.
     In addition to increases in IT services, managed data, managed WAN and managed radio, which are in ‘managed network services’, all contributed positively to the revenue growth due mainly to increases in a number of contracts. Managed voice however offset this growth in revenue, declining due to a reduction in contracts in this area.
Offshore controlled entities
     The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSLNW, which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as CSL. In March 2006, this entity merged with Hong Kong based mobile company New World PCS. As result of this transaction, we now own 76.4% of the merged entity;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
Offshore controlled entities — revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
CSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Other offshore controlled entities	295	252	43	17.1%

Total offshore controlled entities revenue	1,745	1,611	134	8.3%

     Consolidated revenue from offshore controlled entities increased in fiscal 2006 by 8.3% to A$1,745 million primarily due to the following factors:
•	CSLNW experienced revenue growth across the majority of its revenue streams, except for local voice which continues to be impacted by sustained pricing pressure. The merger between CSL and New World PCS resulted in increased revenue in the current year of A$64 million. Excluding this component, revenue has grown in both prepaid and postpaid categories after increased subscribers and handset revenue due to recent promotional activity. Revenue growth was also assisted by a A$11 million favourable foreign exchange rate impact.

•	TelstraClear experienced a net decline in revenue of 0.8% to A$620 million. There were significant declines in calling revenues largely due to price erosion and pricing plan reductions in the Internet and IP business due to heavy retail competition. Revenue was also negatively impacted by the NZ$/A$ exchange rate, causing a A$22 million decline. These declines were mostly offset by strong growth in the business sector and an increased contribution from a full year’s ownership of the Sytec business. There were also a number of one-off implementation revenues from the provision of new and/or additional services to a number of key customers.

•	The 17.1% growth in revenue to A$295 million from other offshore controlled entities was mainly due to growth in Europe, Asia and the US. In Europe, the inclusion of a full 12 months ownership of PSINet contributed A$15 million in revenue growth. Both Telstra Singapore and Telstra Hong Kong started to grow revenue by selling the full suite of international data products in the Asian market. KAZ also exhibited strong

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growth in the same region due to the synergies gained by combining this business with our telecommunications business in one bundle to customers. Growth in the US of A$15 million was mainly the result of a major contract to provide telecommunications solutions over an integrated global IP-based network, contributing A$12 million to revenue growth.
     For further detail regarding our major off shore subsidiaries CSLNW and TelstraClear refer to the business summaries that follow.
Payphones

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Payphone revenue	104	121	(17)	(14.0)%

Telstra owned and operated payphones (thousands)	30	31	(1)	(3.2)%
Privately owned and operated payphones (thousands)	27	30	(3)	(10.0)%

Total number of payphones (in thousands)	57	61	(4)	(6.6)%

Note: statistical data represents management’s best estimates.
     Payphone revenue declined by 14.0% to A$104 million in fiscal 2006, impacted by substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. As a result of this migration, we removed a number of low usage phones resulting in a 3.2% reduction in the number of Telstra owned and operated payphones.
     There has also been a decline in privately owned and operated payphones of 10.0%, as private operators removed their support for unprofitable payphones. Telstra owned and operated payphones also reduced due to the loss of some payphones to private operators and lower demand in new growth locations.
Pay TV bundling

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Pay TV Bundling revenue	320	263	57	21.7%

FOXTEL Pay TV Bundling subscribers (thousands)	292	280	12	4.3%
Austar Pay TV Bundling subscribers (thousands)	51	55	(4)	(7.3)%

Total Pay TV Bundling subscribers (thousands)	343	335	8	2.4%

Note: statistical data represents management’s best estimates.
     Total pay TV bundling revenue grew by A$57 million, comprising increases in revenue for FOXTEL of A$46 million and AUSTAR of A$11 million.
     FOXTEL bundled services revenue grew by 20.0% or A$46 million during fiscal 2006 after an increase in subscribers and higher revenue per user. As customers have migrated from analogue to digital services, discount plans have been phased out and customers are upgrading their packages. It is intended that full customer migration will be completed by March 2007. The growth in subscribers was driven by low price installation/upgrade offers made to the market along with the FOXTEL 10th Anniversary promotion, which targeted both new customers and existing customers through digital migration. FOXTEL IQ, an interactive digital feature available to all FOXTEL digital subscribers also performed well, aided by a low installation price point campaign. At 30 June 2006, analogue services in operation represented 14.7% of FOXTEL bundled customers compared with 36.8% at the start of the year.

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     Austar bundled services revenue growth for fiscal 2006 of A$11 million was driven by an increase in the average revenue per user after a change in the subscription offerings. Subscriptions, however, fell due to lower advertising activity, which resulted in slower sales rates while the disconnection rate remained consistent.
Customer premises equipment

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Customer premises equipment revenue	274	231	43	18.6%

     CPE revenue increased by 18.6% to A$274 million during fiscal 2006 mainly driven by strong growth in the sales of PBX equipment and communication packages known as Telstra Business Systems (TBS) packages. TBS sales more than tripled in the current fiscal year due to an expansion of the vendor base combined with new carriage pricing plans and investment made in support tools that enabled improved processing and reduced transaction time.
     The current year’s revenue also includes a full 12 months of operations for Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd) as it was acquired September 2004. We also acquired Converged Networks Pty Ltd, Western Australia’s largest CPE dealer in April 2006.
     This growth was partially offset by an A$11 million decline in first phones/extensions due to continued substitution of rental phones due to sales of CPE and mobiles.
Other sales and services

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Telstra information and connection services	120	134	(14)	(10.4)%
Customnet and spectrum	110	112	(2)	(1.8)%
Virtual private network	17	15	2	13.3%
Card services	50	59	(9)	(15.3)%
Security products	34	33	1	3.0%
HFC cable usage	84	65	19	29.2%
Conferlink	48	47	1	2.1%
Commercial and recoverable works	57	58	(1)	(1.7)%
External construction	108	85	23	27.1%
Other	131	133	(2)	(1.5)%

Total other sales and services revenue	759	741	18	2.4%

     In fiscal 2006, operating revenue from other sales and services increased by 2.4% or A$18 million mainly due to HFC cable usage and external construction revenue.
     HFC cable usage includes revenue received from FOXTEL for carriage services, cable installations and service calls. Revenue increased by A$19 million this year due to FOXTEL promotional activity which resulted in an increase in services in operation. There was also a scheduled FOXTEL contract rate increase during the period.
     External construction, which delivers communications network infrastructure solutions, had revenue growth of 27.1% or A$23 million in fiscal 2006. This growth can be mainly attributed to increased activity relating to the construction of the 3G 2100 network in conjunction with our joint venture partner, Hutchison.
     The above increases were partially offset by a A$14 million decline in information and connection services revenue as a result of lower call volumes. Also, card services declined by 15.3% or A$9 million. This was due to products such as Homelink 1800 and telecard being mature products and impacted by substitution to more cost effective convenient products such as pre-paid cards and mobiles.

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Other income

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Proceeds from sale of property, plant and equipment	46	51	(5)	(9.8)%
Proceeds from sale of investments	93	252	(159)	(63.1)%

Asset/investment sales	139	303	(164)	(54.1)%

Cost of property, plant & equipment	(23)	(42)	19	(45.2)%
Cost of investment	(31)	(173)	142	(82.1)%

Cost of asset/investment sale	(54)	(215)	161	(74.9)%

Net gain/loss on assets/investment sale	85	88	(3)	(3.4)%

USO Levy Receipts	58	63	(5)	(7.9)%
Government subsidies	135	71	64	90.1%
Miscellaneous income	50	39	11	28.2%

Other income	243	173	70	40.5%

Total other income	328	261	67	25.7%

     In fiscal 2006, total other income increased by 25.7% or A$67 million.
     In fiscal 2006 proceeds from sale of investments of A$93 million were due mainly to the sale of Xantic B.Vand Fundi Software Pty Ltd, with Xantic yielding a net gain of approximately A$58 million. In fiscal 2005, proceeds from the sale of our investments was mainly made up of the sale of our interests in Intelsat Limited, Infonet Services Corporation and the redemption of the convertible note issued by PCCW.
     The majority of the growth in government subsidy revenue was sourced from Higher Bandwidth Incentive Scheme (HiBIS) receipts and the broadband Connect Australia scheme, which can be attributed to an increase in the provision of broadband services to regional, rural and remote areas of Australia. Refer to the Internet and IP products section for further details regarding HiBIS.
Operating expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%
Goods and services purchased	4,730	4,211	519	12.3%
Other expenses	4,427	3,815	612	16.0%

	13,521	11,884	1,637	13.8%

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

	13,516	11,978	1,538	12.8%

Depreciation and amortization	4,087	3,529	558	15.8%

Total operating expenses	17,603	15,507	2,096	13.5%

     In fiscal 2006, our total operating expenses (including share of net (gain)/loss from jointly controlled and associated entities) was A$17,603 million, compared with A$15,507 million in fiscal 2005. One of the major drivers of the 13.5% increase was the inclusion of a restructuring and redundancy provision of A$427 million, which has impacted all three of the expense categories. Our operating expenses have been impacted by the following factors:
•	costs associated with transformational initiatives and certain project write-offs;

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•	increased costs associated with network rehabilitation;

•	higher redundancy expense as a result of reduced staff numbers as efficiencies have been implemented;

•	higher goods and services purchased costs due to increased marketing campaign activities and new offers aiming to stimulate sales growth in a range of our products and services;

•	the benefit of ongoing cost control programs, including the consolidation of vendors and IT systems;

•	growth in our communications plant asset base, along with the impact of a service life review of our asset base to align with the transformation program, has increased our depreciation and amortisation expense during fiscal 2006; and

•	the consolidation of additional operating expenses of A$68 million in fiscal 2006 from our acquisition activity, including the merger between CSL and New World PCS, as well as the inclusion of a full fiscal year of expenses relating to entities we acquired in fiscal 2005. These included Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, and KAZ from July 2004.
Labour expense
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
     In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include employees in our offshore subsidiary entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
Labour expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%

Domestic full time employees (whole numbers)(1)	37,599	39,680	(2,081)	(5.2)%
Full-time employees and employed equivalents (whole numbers)(2)	44,452	46,227	(1,775)	(3.8)%
Total workforce, including contractors and agency staff (whole numbers)(3)	49,443	52,705	(3,262)	(6.2)%
Reduction in total workforce in fiscal 2006	(3,262)
Reduction in total workforce in fiscal 2006 excluding impact of New World merger	(3,859)

Note: statistical data represents management’s best estimates

(1)	Excludes offshore, casual and part time employees.

(2)	Includes all domestic and offshore employees, including those of our subsidiary entities.

(3)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff.

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     During fiscal 2006, our total workforce decreased by 6.2% or 3,262 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra Group as part of our business transformation initiatives. During the year, CSL merged with New World PCS, which resulted in the Telstra Group acquiring 597 new employees. Excluding the impact of the New World PCS merger on staff numbers, our total full time equivalent staff, contractors and agency staff reduced by 3,859 full time equivalent staff.
     We incurred redundancy expenses of A$348 million in fiscal 2006 compared with A$91 million in fiscal 2005. The higher redundancy expense reflects the implementation of cost control initiatives to improve the efficiency of our operational structure. In addition, a further A$186 million of redundancy expense is included as part of a restructuring and redundancy provision as at year end to account for redundancies expected to occur as part of the restructuring over the next two years.
     Our labour expense increased by 13.1% in fiscal 2006 mainly due to:
•	the increased levels of redundancy and the redundancy provision referred to above;

•	salary increases averaging between 2% and 4% for employees as specified in our enterprise agreements and as per the normal annual salary review process; and

•	a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and a controlling interest in Adstream.
     The above increases in labour expense were partially offset by cost reductions associated with the 6.2% decrease in the number of employed staff, contractors and agency staff.
     Excluding the impact of redundancy expense, labour expense increased by 1.7%.
     Based on the latest detailed actuarial report provided on the financial position of Telstra Super as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during fiscal 2006 and fiscal 2005. The detailed actuarial report is undertaken every three years. The next detailed actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
     As at 30 June 2006, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 115%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%. The continuance of our contribution holiday is dependent on the performance of the fund and the level of contributions required to meet employer obligations, and we are monitoring the situation on a monthly basis. Based on the latest actuarial advice, we do not expect to make any contributions to Telstra Super during fiscal 2007.
     In fiscal 2006, we recognised A$185 million of pension costs in our labour expenses compared with A$203 million in fiscal 2005. This expense is due to the relevant A-IFRS standard requiring us to recognise the actuarially determined movement in our defined benefit pension plans in our operating results.
Goods and services purchased
     Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items include the costs of mobile handsets and Internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contractors, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.

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Goods and services purchased

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Cost of goods sold	917	726	191	26.3%
Usage of commissions	281	289	(8)	(2.8)%
Handset subsidies	504	424	80	18.9%
Network payments	2,002	1,904	98	5.1%
Service fees	319	273	46	16.8%
Managed Services	242	190	52	27.4%
Dealer performance commissions	113	41	72	175.6%
Paper purchases and printing	147	159	(12)	(7.5)%
Other	205	205	—	—

Total goods and services purchased	4,730	4,211	519	12.3%

     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 mainly due to higher cost of goods sold, mobile handset subsidies, network payments and dealer performance commissions. Increases were experienced across most categories within goods and services purchased except for usage commissions and paper costs. Additionally, a restructuring provision of A$54 million has been raised in relation to the replacement of EVDO cards and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 due to the following factors:
•	the inclusion of the full financial year of expenses relating to our subsidiary entities acquired part way through the prior fiscal year, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In fiscal 2006, CSL merged with New World PCS, the consolidation of which has caused an increase of goods and services purchased expense of A$29 million;

•	a rise in cost of goods sold mainly due to higher sales volumes for mobile handsets, primarily driven by increased market campaign activity, strong BigPond® broadband demand, costs of supporting the Commonwealth Games, together with sales growth in other product categories such as EVDO, CPE for small business customers, Managed WAN equipment and voice related products. Also contributing to the increase are payments made to Brightstar, in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Inclusive of these payments, the Brightstar arrangement has provided net savings of approximately A$70 million, primarily relating to handset costs;

•	an increase in mobile handset subsidies, attributable to a rise in the take up of handsets on subsidised plans as well as higher average subsidies offered, especially following a significant campaign undertaken in the last quarter, whereby a greater range of handsets are being subsidised. As a result, our average subscriber acquisition cost has increased from A$120 to A$137. In addition, the CSLNW has implemented a more aggressive handset subsidy policy in order to increase handset sales. In fiscal 2006, we have also made an A-IFRS accounting policy change to expense handset subsidies as incurred, as opposed to previously deferring and amortising them over the contract period. The prior year comparative figure has been adjusted to allow a like for like comparison;

•	network payments continued to grow due to volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks, partially offset by a reduction in the average mobile terminating rate. Additionally, expansion and growth in our UK, USA and Asian operations, which drove both growth in our offshore outpayments and higher outbound roaming revenue, partly offset by a reduction of costs through routing traffic to overseas carriers that offer lower prices and favourable foreign exchange variations

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in our New Zealand operations. Additional Network Access Charges were also incurred as a result of our 3G 2100 partnership activities with Hutchison;

•	service fees increased by 16.8% to A$319 million in fiscal 2006 led by a rise in bundling of pay TV services due to growth in bundled FOXTEL subscribers;

•	managed services costs grew by 27.4% to A$242 million in fiscal 2006, mainly attributable to increased third party maintenance and service costs for the support of customer contracts. There are also a number of reclassifications from other expenses such as service contracts, service fees and consultancy amounting to A$26 million. Offsetting these increases are decreases due to lease renegotiations;

•	increase in dealer performance commissions, mainly attributable to increased proactive sales activity in our personal calling program. New dealer payments resulting from the implementation of the new dealer remuneration model have also contributed to the growth; and

•	an increase in other goods and services purchased due to the inclusion of a restructuring provision of A$54 million in fiscal 2006, offset by a decrease in commercial project payments as described below.
     These increases were partially offset by a decrease in other goods and services expenses such as usage commissions, commercial project payments and paper purchases and printing costs.
•	usage commissions decreased by A$8 million mainly as a result of the discontinuation of commission payments to Keycorp following our acquisition of their Transaction Network Solutions business during the year. This was partly offset by increased dealer commissions mainly associated with non-mobile related products, including BigPond® products;

•	commercial project payments declined from A$59 million in fiscal 2005 to A$34 million in fiscal 2006 mainly relating to a lower level of deferral and amortisation of its basic access installation costs. The expense fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue and hence there is no EBIT impact. Also contributing to the decline was a change in the line usage billing arrangement for outsourced faxstream costs; and

•	paper purchase and printing costs decreased from A$159 million in fiscal 2005 to A$147 million in fiscal 2006 due to savings achieved through printing contract discounts, together with a reclassification of expenses into cost of goods sold. There was also a reduction in printing costs relating to superannuation industry contracts after a push towards the use of online notifications.
Other expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Property and IT rental expense	559	572	(13)	(2.3)%
Net foreign currency conversion losses/(gains)	2	(40)	42	(105.0)%
Audit fees	8	7	1	14.3%
Service contracts and other agreements	1,836	1,556	280	18.0%
Promotion and advertising	356	330	26	7.9%
General and administration	793	806	(13)	(1.6)%
Other operating expenses	544	394	150	38.1%
Impairment and diminution expenses	329	190	139	73.2%

Total other expenses	4,427	3,815	612	16.0%

     Our other expenses were A$4,427 million in fiscal 2006 and A$3,815 million in fiscal 2005, representing a 16.0% increase year on year. A restructuring provision of A$137 million was raised at year end mainly relating to property rationalisation, cancellation of server leases, the decommissioning of certain IT platforms and operational

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and business support systems and related stock obsolescence. Excluding the impact of the provision, our total other expenses grew by 12.5% to A$4,290 million.
     Our other expenses in fiscal 2006 include an additional A$17 million of expenses attributable to the merger of CSL with New World PCS during the period. In addition, a full twelve months of expenses have been included in fiscal 2006 for KAZ, PSINet, Universal Publishers, and Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), which were acquired part way through fiscal 2005.
     The movement in the significant categories of other expenses is discussed below.
     The largest component within this expense category is service contracts and other agreements. This expense increased from A$1,556 million in fiscal 2005 to A$1,836 million in fiscal 2006, mainly driven by the following factors:
•	increased network maintenance and rehabilitation activity;

•	costs associated with transformational initiatives;

•	maintenance of the existing 3G 2100 MHZ network and the operational expenditure relating to the construction of our new NEXT GTM wireless network;

•	volume based increases including installations for digital pay television, as well as increased activations and fault rectifications for BigPond® products due to product growth; and

•	a rise in consultancy costs associated with our transformation strategy and increased market research activity due to a focus on understanding customer needs.
     The above increases are partly offset by savings from the renegotiation of a major vendor contract, a reduction in mainframe server lease charges as well as the completion of consulting work from fiscal 2005.
     General and administration expenses decreased from A$806 million in fiscal 2005 to A$793 million in fiscal 2006. This was driven by lower IT costs resulting from savings achieved in repairs and maintenance through continued infrastructure consolidation. The closure of an IT system and the decommissioning of an IT platform have also contributed to reduced IT related costs. Discretionary costs such as seminars and conferences, travel and entertainment costs have decreased in fiscal 2006 as a result of a strong focus on cost reduction. Legal costs have however risen in the year due to increased litigation and other legal work, especially around the C7 case (refer to note 27 of the annual report for further details), operational separation issues and various project initiatives.
     Other operating expenses increased from A$394 million to A$544 million during fiscal 2006 primarily due to the provision for restructuring of A$105 million raised in this category. Excluding the impact of the provision, our other operating expenses increased by A$45 million. This was largely driven by lower construction activity resulting in higher operations and maintenance activity being expensed.
     Property and IT rental expense decreased by 2.3% to A$559 million during fiscal 2006, mainly due to reduced PC leasing costs driven through a consolidation of server leases, which has enabled us to negotiate contracts at a more competitive rate. The decommissioning of an old IT platform and the consolidation of various vendor contracts have also contributed to the decrease in IT rental costs.
     Our promotion and advertising costs increased by 7.9% to A$356 million during fiscal 2006 mainly due to increased spend during the Commonwealth Games, as well as more marketing activity in the face of increased competition and efforts to stimulate revenue.
     Our impairment and diminution expense has increased from A$190 million in fiscal 2005 to A$329 million in fiscal 2006, mainly attributable to the retirement of a number of IT assets and increased costs associated with the cancellation of partially completed capital projects after a review of project direction as part of our transformation strategy. Also included in fiscal 2006 was a provision relating to business restructure of A$32 million. Our inventory write down expense also rose due to increased write-offs in our construction business, as well as the impact of our active promotion of mobile handsets, causing slow moving stock to be written off more quickly. This increase was partly offset by the decrease in our bad and doubtful debts, which decreased from A$150 million in fiscal 2005 to

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A$139 million in fiscal 2006. Improved credit management performance has led to lower provision requirements and write-offs, as well as fewer payments to external debt collection agents.
     Net foreign currency conversion costs represents the remaining foreign currency exposure after taking into account our hedging activities. The loss of A$2 million in fiscal 2006 compared with a gain of A$40 million in fiscal 2005 is mainly due to an A-IFRS accounting adjustment relating to the REACH capacity prepayment, which was processed in fiscal 2005.
Share of net (gain)/loss from jointly controlled and associated entities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%
     Our share of net (gain)/loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
     In fiscal 2005, we entered into an agreement with our joint venture entity, REACH, which included a commitment to fund half of REACH’s committed capital expenditure for a period until 2022. Under A-IFRS, this transaction was deemed to be part of our investment in REACH and resulted in equity accounted losses being recognised in fiscal 2005. REACH contributed A$102 million in equity accounted losses in fiscal 2005.
     The current year equity accounting gain has arisen after improved performance from our joint venture entity Xantic prior to its sale.
Depreciation and amortisation
     Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Depreciation	3,183	2,876	307	10.7%
Amortisation	904	653	251	38.4%

Total depreciation and amortization	4,087	3,529	558	15.8%

     Our depreciation and amortisation expense has risen by 15.8% to A$4,087 million in fiscal 2006. During fiscal 2006, we have undertaken a strategic review of the service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation by A$422 million mainly in relation to adjusting service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     Excluding the impact of the accelerated depreciation, our depreciation and amortisation grew by 3.9% to A$3,665 million, mainly attributable to:
•	growth in our communications plant asset base, which is consistent with our level of capital expenditure over recent years; and

•	consolidation of A$16 million of depreciation and amortisation expenses from our newly merged entity, CSLNW, along with the inclusion of a full 12 months of depreciation and amortisation expenses relating to entities acquired in fiscal 2005.

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Net finance costs

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Finance costs	1,002	963	39	4.0%
Finance income	(66)	(83)	17	(20.5)%

Net finance costs	936	880	56	6.4%

     Our borrowing costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile;

•	our interest payment profile; and

•	our level of cash assets (affects net debt).
     In fiscal 2006, our net debt levels increased from A$11,772 million to A$13,057 million. This increase was driven by our cash requirements to fund the payment of the fiscal 2005 final dividend and the fiscal 2006 interim dividend, both of which included a 14c per share ordinary dividend and a 6c per share special dividend. This level of dividend payments is higher than in previous periods and hence, required an increase in our borrowing levels.
     The higher level of net debt has driven an increase in our net finance costs despite the fact that our net cost of debt has declined marginally during the year. The reason for the decline in average cost of debt is that long term bonds which were issued at historically high interest rates are maturing and being refinanced at the current, comparatively lower, interest rates.
Income tax expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
Income Tax Expense	1,380	1,746	(366)	(21.0)%

Effective Tax Rate	30.3%	28.8%	—	1.5%
     In fiscal 2006, our income tax expense decreased by 21.0% to A$1,380 million. The primary driver of the reduction in tax expense is lower profits for the year compared to fiscal 2005.
     In fiscal 2006, the effective tax rate increased to 30.3% compared with the effective tax rate of 28.8% in fiscal 2005. The higher effective tax rate is due to a change in the taxation adjustments for items that have different treatments for accounting and taxation purposes, such as equity accounted FOXTEL losses and the depreciation of certain items of plant and equipment. In addition, the current year tax expense includes an amount for under provision of tax in the prior year that is A$34 million higher than the amount included in fiscal 2005 for under provision in fiscal 2004.
Major subsidiaries — financial summaries
     Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSLNW. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.

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Sensis financial summary

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Sales revenue	1,826	1,708	118	6.9%
Total income	1,827	1,708	119	7.0%
Total expenses	(917)	(863)	(54)	6.3%
EBITDA	1,001	908	92	10.2%
EBIT	910	845	65	7.7%
CAPEX	100	83	17	20.5%
EBITDA margin	54.8%	53.2%	—	1.6%

Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
     We are a leading provider of advertising and search services through our advertising business Sensis and its respective subsidiaries. Sensis provides advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
     The 6.9% increase in sales revenue to A$1,826 million during fiscal 2006 has primarily been driven by advertising and directories revenue as described in the Advertising and Directories product discussion. The growth in this area has been driven by good performance in White Pages and Yellow print and online. The inclusion of acquired entities in fiscal 2006 has also contributed to growth in the current year.
     Operating expenses increased by 6.3% due mainly to the following:
•	Labour expenses grew by A$18 million during fiscal 2006 due to organic growth of the workforce, redundancy costs and a A$10 million write back of a deferred expense provision.

•	Cost of goods sold increased by A$14 million after the inclusion of a full 12 months of results from Universal Publishers acquired mid way through fiscal 2005; and

•	Increased depreciation and amortisation expense by A$27 million after commissioning new software, the inclusion of amortisation for Universal Publishers and Adstream and the revision of certain software service lives as part of our transformation strategy.
     Cost management and growing yields and margins in print and online led to underlying EBITDA growth of 10.2% in fiscal 2006.
CSL New World Mobility Group financial summary
     In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS to form CSLNW. This transaction involved us exchanging a 23.6% share in CSL and receiving a controlling interest in the merged entity of 76.4%.
     CSLNW operates in the highly competitive Hong Kong mobile market and has delivered revenue growth in fiscal 2006 despite a difficult operating environment, characterised by significant market competition and local voice price erosion. CSL and New World PCS have retained their own brandings as they target different market segments. CSL remains Hong Kong’s premium provider of mobile voice and data services while New World PCS targets value conscious customers with a low cost business model. The merged entity provides a much broader customer base for growth.

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CSL New World financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	833	735	13.3%	4,831	4,308	12.1%
Total expense	(757)	(648)	16.8%	(4,145)	(3,583)	15.7%
EBITDA	240	217	10.6%	1,390	1,272	9.3%
EBIT	77	87	(11.5)%	686	725	(5.4)%
CAPEX	98	128	(23.4)%	568	755	(24.8)%
EBITDA margin	28.8%	29.5%	(0.7)%	28.8%	29.5%	(0.7)%

Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Amounts include three months of New World PCS in fiscal 2006.
     Total income increased by 12.1% or HK$523 million in fiscal 2006. The majority of the increase resulted from the inclusion of the New World PCS business from March 2006. This resulted in an 8.7% increase in total income year on year. The remaining revenue growth was driven by rising data, international voice, and prepaid revenues offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.
     Total operating expenses increased by 15.7% mainly due to the following:
•	the incorporation of costs after the merger with New World PCS;

•	increased subsidies as part of heightened promotional activity to drive sales; and

•	higher offshore outpayments associated with higher international voice revenues.
     Depreciation and amortisation expense increased as CSLNW is now carrying higher network assets due to the roll out of its 3G network. EBITDA increased by 9.3% or HK$118 million while EBIT decreased by 5.4% or HK$39 million due to the impact of higher depreciation.
     CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications. In February 2006, we announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and “infotainment” stations.
TelstraClear financial summary
     TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear and consolidated 100% of TelstraClear’s results from that date.

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TelstraClear financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	620	625	(0.8)%	693	676	2.5%
Total expense	(645)	(648)	(0.5)%	(713)	(695)	2.6%
EBITDA	111	112	(0.9)%	124	122	1.6%
EBIT	(25)	(24)	4.2%	(20)	(19)	5.3%
CAPEX	126	115	9.6%	141	125	12.8%
EBITDA margin	17.8%	18.0%	(0.2)%	17.9%	18.0%	(0.1)%

Note: Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
     In fiscal 2006, revenue increased by 2.5% to NZ$693 million for the following reasons:
•	the full year impact of the national HomePlan offering in the consumer segment; and

•	the current year included the first whole year of Sytec Resources Limited and its controlled entities (Sytec) revenue after its acquisition in November 2004.
     These increases were offset by:
•	access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition in the market. This was moderated by growth in our customer bases in those segments; and

•	Internet revenues have declined, particularly in the second half, as reduced pricing plans have impacted yield in the consumer segment.
     Total operating expense increased by 2.6% to NZ$713 million due to the following:
•	an increase in outpayments due to higher revenue; and

•	a small increase in labour expenses driven by the inclusion of a full year of Sytec costs.
     TelstraClear’s acquisition of local ICT service provider, Sytec in November 2004 and its controlled entities was an important step to leverage TelstraClear’s existing service capability and provided growth and opportunities in this segment in fiscal 2006. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
REACH
     REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. We are the premier provider of international voice and satellite services in Asia via the operation and management of the most diverse high-speed network in the region.
     In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH.
     Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, we have previously been required to write down our investment, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/(losses) in relation to REACH are not booked in the Telstra Group results.

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     Fiscal 2006 operational performance of the business continued to track according to plan with a focus on consolidation of a new operating model. Data volumes continue to grow strongly and voice business volumes are stable. REACH has also recently signed a memorandum of understanding (MOU) with a consortium of entities to plan and develop a proposal to build an international undersea cable linking South East Asia with the United States of America. In addition, in October 2005, REACH announced the launch of the first stage of its international IP enabled Next Generation Network.
Cash flow

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Receipts from customers	25,229	24,526	703	2.9%
Payments to suppliers/employees	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2)%
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash provided by operating activities(1)	8,562	8,960	(398)	(4.4)%

Net cash used in investing activities(1) (see table below)	(4,012)	(3,766)	(246)	6.5%

Operating cash flow less investing cash flow(1)	4,550	5,194	(644)	(12.4)%

Movements in borrowings/finance leases	493	1,393	(900)	(64.6)%
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities(1)	(5,399)	(4,347)	(1,052)	24.2%

Net increase/(decrease) in cash	(849)	847	(1,696)	(200.2)%

(1)	Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.
Net cash provided by operating activities
     Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
     During fiscal 2006, net cash provided by operating activities decreased by 4.4% to A$8,562 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products. Our higher expense payments were mainly due to increased labour costs, in particular redundancy payments, our variable operating expenditure items that increase with revenue and our service contracts and agreements expenditure.
     In addition, our cash paid to the Australian Taxation Office was A$164 million higher in fiscal 2006 than in fiscal 2005 due to a low tax instalment rate requiring us to make a larger final tax payment in respect of fiscal 2005. The final payment in respect of fiscal 2005 was made in fiscal 2006.

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Net cash used in investing activities
     Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Switching	452	338	114	33.7%
Transmission	426	358	68	19.0%
Customer access	800	870	(70)	(8.0)%
Mobile telecommunications networks	1,043	497	546	109.9%
International assets	338	279	59	21.1%
Capitalised software	556	523	33	6.3%
Specialised network functions	237	291	(54)	(18.6)%
Other	340	377	(37)	(9.8)%

Operating capital expenditure	4,192	3,533	659	18.7%
Other intangibles	63	6	57	950.0%

Capital expenditure before investments	4,255	3,539	716	20.2%
Add: investment expenditure	48	590	(542)	(91.9)%

Capital expenditure and investments	4,303	4,129	174	4.2%
Sale of capital equipment, investments and other proceeds	(139)	(244)	105	(43.0)%
Proceeds from other investments	(86)	(76)	(10)	13.2%
Repayment of loans to jointly controlled and associated entities	—	37	(37)	—
Interest received	(66)	(78)	12	(15.4)%
Dividend received	—	(2)	2	—

Net cash used in investing activities	4,012	3,766	246	6.5%

     In fiscal 2006, our expenditure on operating capital, intangibles and investments amounted to A$4,303 million, an increase of 4.2% on the previous fiscal year. This growth was driven by our next generation network transformation program, which is part of our ongoing strategy of transforming the business.
     The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of minor decreases in customer access and specialised network functions. The drivers of our operating capital expenditure for fiscal 2006 were as follows:
•	higher domestic switching as a result of our fixed line transformation program, which involves building a new IP core and the next generation ethernet transmission network. Further expenditure was also incurred to cater for increasing demand for broadband ADSL and specialised wideband services;

•	higher transmission expenditure to support the new NEXT GTM wireless network and to provide capacity to support increased broadband demand for digital subscriber line (DSL) technology;

•	lower expenditure on customer access due to the achievement of operational efficiencies and the use of new IP ADSL technology at a lower unit cost;

•	significantly higher expenditure on our mobile networks, primarily due to two items: payments to Hutchison amounting to A$312 million for the purchase of a 50% share of its 3G 2100 network, acquired in fiscal 2005 with payments deferred until fiscal 2006 and fiscal 2007; and costs incurred in relation to the roll out of our NEXT GTM wireless network. Most of the expenditure incurred on the NEXT GTM wireless network relates to

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installing and updating our base stations to enable them to carry the new network. During fiscal 2006 we installed 3,500 base stations out of an intended long term program in excess of 5,000 base stations;

•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased Internet traffic with the United States;

•	marginally higher expenditure on capitalised software as we embark on a three to five year program of transformation projects. In this early stage of the program we have been through a process of rationalising and streamlining our software applications; and

•	lower expenditure on specialised network functions due to the postponement of a number of projects as we undergo a review to ensure that each project is aligned to our transformation initiatives. The expenditure we incurred during the year was mainly in relation to improving the reliability and robustness of the network and on improving the IP telephony network infrastructure platform.
     Our expenditure on investments and other intangibles amounted to A$111 million in fiscal 2006, compared with A$596 million in fiscal 2005. Investment expenditure was significantly higher in fiscal 2005 predominantly due to our acquisitions of KAZ and PSINet.
     In fiscal 2006 our cash payments for investments and intangibles resulted from the following items:
•	A$56 million for the acquisition of the TNS business assets and customer bases from our associated entity Keycorp Limited;

•	A$21 million for the acquisition of a further 25% of the issued share capital of Adstream Australia Limited, to increase our shareholding to 58% making Adstream a controlled entity;

•	A$5 million cash contribution to our joint venture entity FOXTEL; and

•	other minor investments.
     In fiscal 2005, our cash payments for investments resulted from the following items:
•	A$340 million for the acquisition of 100% of the issued share capital of KAZ;

•	A$124 million for the acquisition of 100% of the issued share capital of PSINet;

•	A$66 million for the acquisition of 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited; and

•	A$46 million for the acquisition of 100% of the issued share capital of Universal Publishers.
     Our proceeds from the sale of capital equipment, sale of investments and other proceeds amounted to A$139 million in fiscal 2006, compared with A$244 million in fiscal 2005.
     Our cash proceeds from asset sales in fiscal 2006 included the following:
•	the sale of our share of Xantic B.V. of A$89 million; and

•	sale of property, plant and equipment amounting to A$50 million.
     Our cash proceeds from asset sales in fiscal 2005 included the following:
•	the sale of our 1.7% shareholding in Intelsat Limited for A$69 million;

•	proceeds from sale of property, plant and equipment of A$68 million; and

•	the sale of our 5.3% shareholding in Infonet Services Corporation for A$65 million.
     During fiscal 2006 and fiscal 2005 we also received cash from other investment transactions. These included:
•	receipt of A$42 million as part of the settlement of the merger transaction with New World PCS in fiscal 2006;

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•	receipt of A$18 million from a share buy-back performed by Xantic prior to our disposal of our interest in Xantic in fiscal 2006;

•	receipt of A$16 million from our associated entity Keycorp, due to a return of capital in fiscal 2006; and

•	the redemption of the converting note issued by PCCW with a cash consideration of A$76 million in fiscal 2005.
     Our capital expenditure in fiscal 2007 is expected to be between A$5,400 million and A$5,700 million. This is significantly higher than our traditional expenditure levels which is largely due to transformational expenditure, including further construction of our new NEXT GTM wireless network, and upgrading our customer access network by delivering a new fixed line IP core in the 5 major capital cities.
     We also expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	further development of our broadband and online infrastructure to meet future growth;

•	providing telecommunications services to rural and remote areas; and

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements.
     We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
     Our net cash used in financing activities increased in fiscal 2006 by 24.2%.
     A significant portion of our net financing cash outflows related to the payment of dividends and, in fiscal 2005, a share buy-back. The amount paid to shareholders in fiscal 2006 was largely consistent with the combined amount paid by way of dividends and the share buy-back in fiscal 2005. In fiscal 2006, shareholders received the payment of two special dividends of A$0.06 each per share, amounting to A$1,494 million, one was the final dividend for fiscal 2005 and the other was the interim dividend for fiscal 2006.
     We also receive and repay significant amounts in relation to our borrowings to fund our working capital requirements and other business needs.
     The net increase in cash used in financing activities is due to higher dividends and a share buy-back in fiscal 2005, partially offset by a higher net level of proceeds from our debt issuances in fiscal 2005. Our net proceeds from debt were high during fiscal 2005 due to the refinancing of debt which matured during the year and our need to increase our level of liquidity to fund working capital.
     During the year, we received A$8,641 million in borrowed funds and repaid A$8,141 million. In fiscal 2005, we received A$7,416 million in borrowed funds and repaid A$6,007 million. This resulted in a net increase in cash of A$1,909 million over the two-year period, which assisted in funding the outflows from the payment of dividends and finance costs.

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Balance Sheet

	As at 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Current assets
Cash and cash equivalents	689	1,548	(859)	(55.5)%
Other current assets	4,190	4,034	156	3.9%

Total current assets	4,879	5,582	(703)	(12.6)%

Non current assets
Property, plant and equipment	23,622	22,891	731	3.2%
Intangibles — goodwill	2,073	2,037	36	1.8%
Intangibles — other	4,050	4,292	(242)	(5.6)%
Other non current assets	1,551	409	1,142	279.2%

Total non current assets	31,296	29,629	1,667	5.6%

Total assets	36,175	35,211	964	2.7%

Current liabilities
Borrowings	1,969	1,507	462	30.7%
Other current liabilities	5,917	4,905	1,012	20.6%

Total current liabilities	7,886	6,412	1,474	23.0%

Non current liabilities
Borrowings	11,409	10,941	468	4.3%
Other non current liabilities	4,048	4,200	(152)	(3.6)%

Total non current liabilities	15,457	15,141	316	2.1%

Total liabilities	23,343	21,553	1,790	8.3%

Net assets	12,832	13,658	(826)	(6.0)%

Equity
Telstra Entity	12,586	13,656	(1,070)	(7.8)%
Minority interests	246	2	244	—

Total equity	12,832	13,658	(826)	(6.0)%

     We continue to maintain a strong financial position with net assets of A$12,832 million as at 30 June 2006 and A$13,658 million as at 30 June 2005. The decrease in net assets in fiscal 2006 of A$826 million was due to an increase in total liabilities of A$1,790 million, offset by higher total assets of A$964 million.
     The movement in total assets of A$964 million was primarily due to:
•	cash assets decreased by A$859 million partially due to the proceeds on our EUR1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market. The current level of cash is more reflective of our normal cash holdings;

•	our property, plant and equipment increased by A$731 million, largely due to high capital expenditure on our network and our new fixed line IP core driven by our next generation network transformation projects;

•	other intangibles decreased by A$242 million, due mainly to the amortisation of our software assets exceeding expenditure on new software during the year as we rationalised and streamlined many of our software applications as part of our business transformation; and

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•	other non current assets increased by A$1,142 million mainly due to an increase in the actuarially determined value of our defined benefit pension asset.
     The movement in total liabilities of A$1,790 million was primarily due to:
•	total borrowings, current and non-current, increased by A$930 million. This increase reflected our need to increase our level of liquidity to fund our working capital and business requirements, along with two special dividend payments made during the fiscal year;

•	other current liabilities increased by A$1,012 million primarily due to an increase in our trade creditors and accruals, reflecting the large amount of activity, in particular construction activity, undertaken close to the end of the fiscal year. In addition, current and non-current liabilities include a provision for restructuring and redundancy expenses planned to be incurred as part of our transformation of the business mainly over the next two years; and

•	other non-current liabilities decreased by A$152 million primarily due to a change in our cross currency swap position in line with currency movements and our hedging requirements.
Liquidity and capital resources
  Capitalisation

	As at 30 June 2006
	A$ million	US$ million(1)
Cash and cash equivalents	689	511

Short term debt(2)(3)
Bank loans	111	82
Bills of exchange and commercial paper	1,457	1,082
Other loans	394	293
Finance leases	7	5
Derivative financial instruments (net)(4)	(9)	(7)

Short term debt	1,960	1,455

Long term debt(3)
Telstra bonds	2,613	1,939
Other loans (unsecured)	8,748	6,494
Finance leases	48	36
Derivative financial instruments (net)(4)	377	280

Total long term debt	11,786	8,749

Equity
Share capital	5,569	4,134
Reserves	(160)	(119)
Retained profits(5)	7,177	5,327
Minority interests	246	183

Total equity	12,832	9,525

Total capitalisation(6)	26,578	19,729

(1)	Translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	Includes the current portion of long term debt.

(3)	No borrowings are guaranteed by third parties. All of our significant borrowings were unsecured, except for finance leases which are secured, as the rights to the leased assets revert to the lessor in the event of default.

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(4)	The presentation of our short term and long term debt is consistent with note 18 to our consolidated financial statements, except for derivative financial instruments which are separately disclosed in note 16 and note 20 respectively.

(5)	On 10 August 2006, we declared a fully franked final dividend of A$1,739 million, payable on 22 September 2006. This dividend was not deducted from retained profits as at 30 June 2006 and was disclosed as a post balance date event, refer to note 34 to our consolidated financial statements for further detail.

(6)	Total capitalisation consists of short term debt, long term debt and equity, including minority interests.
     Cash and cash equivalents as at 30 June 2006 was A$689 million compared with A$1,548 million as at 30 June 2005. Cash and cash equivalents are predominantly held in Australian dollars. As at 30 June 2006, our total debt (including derivative financial instruments) was A$13,746 million compared with A$13,319 million as at 30 June 2005. After deducting cash and cash equivalents, net debt as at 30 June 2006 was A$13,057 million compared with A$11,660 million as at 30 June 2005. In fiscal 2006, the net debt position increased largely due to higher debt holdings to fund our working capital requirements. We believe our balance sheet continues to have strong capital settings.
     The majority of our total debt consisted of foreign currency denominated borrowings sourced from a variety of foreign currency markets. These borrowings are generally swapped into Australian dollars at draw down through to maturity to generate Australian dollar obligations. Our current borrowings (including derivative financial instruments) that mature in less than 12 months amount to A$1,960 million maturing within the fiscal 2007 year, representing approximately 14.3% of our total debt.
     As at 30 June 2006, we had access to A$625 million, HK$45 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements of approximately one year duration with ten major banks that fall due for renewal at various times throughout the year.
     We have four commercial paper programs with a total nominal borrowing capacity of A$2 billion, US$4 billion, EUR4 billion and NZ$0.5 billion (the New Zealand dollar facility is technically unlimited, but we estimate a practical limit of around NZ$0.5 billion based on the efficient capacity of the New Zealand market). In each case, we issue commercial paper through dealers on a quotation (non underwritten) basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2006, we had borrowed A$1,123 million under our Australian dollar facility and NZ$406 million under our New Zealand dollar facility. We had no borrowings under our United States dollar and Euro commercial paper facilities at year end. Generally, our facilities are operational unless we default on any terms applicable under the relevant agreements or we become insolvent.
     A key objective with our short term facilities is to provide ready and efficient access to substantial borrowings capacity in order to ensure that we can comfortably meet any reasonable unforeseen demands for funding. We have established commercial paper programs as outlined above that provide diverse and reliable sources of funding. The maturity of our total debt portfolio is generally structured in consideration of expected cash flows from business investments and activities.
     Our current liabilities are typically in excess of our current assets, as is common with most incumbent telecommunications companies. We had negative working capital of A$3,007 million as at 30 June 2006 compared with A$830 million as at 30 June 2005. We define our working capital as the difference between current assets and current liabilities. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. In addition, our commercial paper programs and standby bank lines provide us with readily available sources of liquidity at short notice when the need arises. As a result, these contributing factors and our existing working capital enables us to meet our present and future expenditure obligations, including the potential realisation of any contingencies, as required.
     In fiscal 2006, the increase in our negative working capital position to A$3,007 million was mainly due to a decrease in our cash and cash equivalents, together with an increase in our trade and other payables. The decrease in cash and cash equivalents was mainly due to a higher cash position at 30 June 2005 after the receipt of a substantial Euro borrowing late in June 2005, which generated a one off large cash surplus. This borrowing just prior to year

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end was not repeated in fiscal 2006. The increase in trade and other payables reflects additional accrued expenditure associated with the roll out of the NEXT GTM wireless network.
     In fiscal 2006, net cash provided by operating activities amounted to A$8,562 million compared with A$8,960 million in fiscal 2005. Operational cash flows continue to be our primary source of liquidity and generate funding for capital expenditure, investment acquisitions and dividend payments to our shareholders. Our operating cash flows continue to remain strong and relatively consistent each month. The major spikes in cash flows across our business arise from significant receipts such as asset and investment sales, and from significant outgoings such as the acquisition of large assets and investments, dividend payments and tax instalments. In general, we use our cash generated and other liquid assets, as well as our short term debt, to cover our major outgoings. Refer to “Operating and Financial Review and Prospects — Cash flow” for further discussion.
     The majority of our funding is generated by the operations of Telstra Corporation Limited, the parent entity in the group. As a result, we are not reliant on dividends from controlled entities for our liquidity needs. We are not aware of any restrictions on the payment of dividends apart from those specified in the Corporations Act 2001, common law requirements or through local jurisdictional obligations.
     During fiscal 2006, we undertook several new long term private placement borrowings that included:
•	a JPY5 billion loan that will mature in September 2013;

•	JPY1 billion, JPY4 billion and JPY3 billion note that will mature in November 2012, November 2015 and June 2016 respectively; and

•	a USD$20 million and USD$150 million note that will mature in December 2011 and December 2015 respectively.
     During fiscal 2005, we undertook several new long term borrowings that included:
•	a EUR500 million ten year bond that will mature in July 2014;

•	two A$500 million domestic bonds of eight and ten years duration that will mature in November 2014 and April 2015 respectively;

•	two NZD$100 million bonds of seven and ten years that will mature in November 2011 and November 2014 respectively;

•	a CHF300 million eight year bond that will mature in April 2013; and

•	a EUR1,000 million bond, comprising a EUR500 million tranche that will mature in June 2010 and a further EUR500 million tranche that will mature in July 2015.
     In future reporting periods, we believe capital expenditure will continue to be financed largely from our cash flow from operations. Maturing long term debt of A$401 million in fiscal 2007 is expected to be principally refinanced by new debt. While borrowings will increase in fiscal 2007 to fund our working capital requirements, including dividend payments, we continue to be confident of remaining within our financial parameters.
     Our borrowings profile is managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding our borrowings profile, refer to note 18 to our consolidated financial statements.
     Our activities result in exposure to a number of financial risks including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk. Our overall risk management program seeks to mitigate these risks and reduce overall volatility on our financial performance. We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation.
     We maintain a portfolio of derivative contracts to manage risks that arise from our business. The derivatives are principally forward foreign currency contracts, interest rate swaps and cross currency swaps. Under A-IFRS, these

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instruments are consolidated on our balance sheet. As at 30 June 2006, our net derivative financial instruments resulted in a net liability of A$368 million recorded in our consolidated financial statements.
     Our derivative instruments are managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding the nature, business purposes and importance of our derivative instruments, see “Quantitative and qualitative disclosures about market risk” and note 35 to our consolidated financial statements.
     Our credit ratings by the three major rating agencies are currently:

	Long Term	Short Term	Outlook
Standard and Poors	A	A1	negative
Moody’s	A2	P1	negative
Fitch	A+	F1	negative
     During fiscal 2006, Standard and Poors, and Moody’s Investors Service both adjusted their long term ratings down by one grade to reflect the decline in PSTN revenues, the uncertain regulatory outlook and the repositioning of target key financial parameters during the financial year (detailed below). All three rating agencies have Telstra on a negative outlook. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.
     We continually review our capital structure and associated financial flexibility in light of our environment, overall operating conditions and future outlook. Factors considered include:
•	the strength of our operating cash flows;

•	requirements for capital expenditure and investments;

•	access to funding from the capital markets;

•	our gearing and associated credit rating; and

•	the regulatory environment and its potential impact.
     The Board has approved a set of target levels for selected key financial parameters, which indicate comfort zones that we consider consistent with the financial flexibility required in light of our overall business and objectives. These parameters are continually reviewed and subject to change at any point. The parameters were last changed at our strategic review announcement on 15 November 2005 and are detailed below:
•	debt servicing of 1.7 to 2.1 times, representing our net debt divided by earnings before interest, income tax expense, depreciation and amortisation (EBITDA);

•	net debt gearing of 55.0% to 75.0%, representing net debt divided by total capitalisation (net debt plus equity); and

•	interest cover of greater than 7 times, representing EBITDA divided by net finance costs.
     Under our previous capital management policy, the Board intended to return an additional A$1,500 million to shareholders for three consecutive fiscal years ending fiscal 2007 through special dividends and share buy-backs, subject to us maintaining our target financial parameters. In November 2005 as part of our company wide strategic review, we decided not to proceed with the A$1,500 million capital return in the third year of the program. We are now directing those funds to our transformation program.
During the two-year period, we returned the following additional capital returns to our shareholders, in addition to our ongoing ordinary dividends:

•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in March 2006 with our interim dividend for fiscal 2006;

•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in October 2005 with our final dividend for fiscal 2005;

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     • during fiscal 2005, we paid a special dividend of A$0.06 per share (A$746 million) in April 2005 with our interim dividend for fiscal 2005; and
     • during fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares in November 2004. The cost of the share buy-back comprised purchase consideration of A$750 million and associated transaction costs of A$6 million.
     It is the current intention of the Board to declare ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make their final decision on the future amount of dividends in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.
Contractual obligations and commercial commitments
     In the ordinary course of business we enter into agreements for the supply of products and services to support our business needs. While the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services under the relevant agreements. In addition, we are obligated to meet our long term debt requirements.
Contractual obligations and commercial commitments as at 30 June 2006

	Amount of Expiration per Period
	Total		Within	Within	Within	Within
	Amounts	Within	1-2	2-3	3-4	4-5	After
	Committed	1 Year	Years	Years	Years	Years	5 Years
	(In A$ millions)
Expenditure commitments:(1)
Property, plant and equipment expenditure	776	665	62	32	9	6	2
Intangible commitments	305	159	130	16	—	—	—
Non-cancellable operating leases(2)	1,530	424	290	201	139	118	358
Finance leases	55	7	7	7	4	2	28
FOXTEL commitments(3)	1,677	144	113	93	95	92	1,140
Other expenditure commitments	704	337	123	83	120	19	22

Total contractual obligations and commercial commitments	5,047	1,736	725	432	367	237	1,550

Long term debt obligations:(4)
Long term debt obligations	11,791	394	1,373	581	1,315	2,642	5,486
Unamortised discount	(36)	—	—	(2)	(2)	—	(32)

	11,755	394	1,373	579	1,313	2,642	5,454

Total contractual obligations and commercial commitments (including long term debt obligations)	16,802	2,130	2,098	1,011	1,680	2,879	7,004

(1)	The presentation of our commitments is consistent with note 26 to our consolidated financial statements.

(2)	In addition to our non-cancellable leases, we have commitments under cancellable operating leases amounting to A$356 million.

(3)	On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities. Refer to “Operating and Financial Review and Prospects — Related party transactions — FOXTEL” for further details. As a result, we no longer have a share of FOXTEL’s

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commitments relating to digital set top box units, which reduced our share of the commitments by A$141 million.

(4)	Our long term debt obligations include the current portion of long term debt, however it excludes our derivative financial instruments and our finance leases. Our finance lease commitments are included separately in the above table. Additional details regarding the split of our long term debt obligations is provided in note 18 to our consolidated financial statements. Refer to “Liquidity and capital resources” for further discussion regarding our debt obligations.
     Our property, plant and equipment expenditure commitments mainly relate to committed expenditure to build and improve our networks, enhance our network software and meet our future hardware requirements. Our commitments for intangibles mainly relate to committed expenditure for future business software requirements and license obligations. Our commitments include expenditure relating to our transformation program.
     Our operating lease commitments primarily relate to lease agreements we have entered into for the following:
•	rental of land and buildings, over an average term of seven years;

•	rental of motor vehicles, caravan huts, trailers and mechanical aids over an average term of between two and twelve years, depending on the type of vehicle; and

•	rental of personal computers and related equipment over an average term of three years.
     Our finance lease commitments mainly relate to capitalised property leases and leases for IT equipment to support our client requirements for managed service solutions. In addition to our finance lease commitments, we have previously entered into US finance leases with several entities incorporated in the Cayman Islands relating to communications exchange equipment. We have provided guarantees over the performance of these entities under defeasance arrangements, whereby lease payments are made on our behalf by the entities over the remaining term of the finance leases. Refer to note 26 and note 27 to our consolidated financial statements for further details.
     The FOXTEL commitments primarily relate to our 50% share of the FOXTEL partnership’s commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. The minimum subscriber payments fluctuate in accordance with price escalation/reduction formulae contained in the agreements, as well as foreign currency movements. In addition, FOXTEL has other commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of certain commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.
     Our other expenditure commitments of A$704 million relate to various commitments for engineering and operational support services, information technology services and building maintenance. In particular, these commitments include the following items:
•	commitments relating to service contracts for general maintenance and support of our hardware and software;

•	commitments relating to the purchase of wavelengths to enhance our international operational capabilities, amounting to A$70 million;

•	commitments to provide our call centre partners with a minimum number of calls during the duration of our contracts with these partners, amounting to A$133 million; and

•	commitments for future sponsorship and advertising expenditure in our marketing area, amounting to A$44 million.
Off balance sheet arrangements
     As at 30 June 2006, we had provided indemnities, performance guarantees, financial support and other arrangements to various entities. Our off balance sheet arrangements include:
•	arrangements with our joint venture entities such as REACH, FOXTEL and the 3GIS Partnership; and

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•	guarantees over the performance of third parties incorporated in the Cayman Islands under defeasance arrangements, whereby finance lease payments for communications exchange equipment are made on our behalf by the third parties.
     The features and counterparties involved in our indemnities, performance guarantees, financial support and other arrangements are detailed in note 27 to our consolidated financial statements. We do not have any other significant off balance sheet arrangements, other than those disclosed in note 27 to our consolidated financial statements.
Related party transactions
     The following discussion summarises our significant transactions with related parties, other than our controlled entities and key management personnel. For discussion on our related party transactions with controlled entities and key management personnel, refer to note 33 to our consolidated financial statements.
REACH
     In fiscal 2001, we formed REACH, a 50/50 joint venture with PCCW Limited (PCCW), which merged our respective international infrastructure assets. REACH is a major carrier of international voice traffic. It provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. In addition, it also provides third party voice and satellite services to customers other than PCCW and us. Upon the formation of REACH, we agreed with PCCW to enter into contractual arrangements with the jointly controlled entity for the provision of voice, data and Internet connectivity services. We use these services primarily in connection with our retail international telecommunications business.
     Our purchases from REACH were A$198 million in fiscal 2006 compared with A$226 million in fiscal 2005. These amounts were mainly for both the purchase of, and entitlement to, capacity and connectivity services. The purchases were made in line with market prices. We also made sales to REACH for international inbound call termination services, construction and consultancy of A$61 million in fiscal 2006 and A$71 million in fiscal 2005. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
     During fiscal 2005, REACH made several improvements to its operating model including the decision that its data capacity would be consumed entirely by its shareholders. PCCW and Telstra continue to experience significant traffic growth in recent years, which will see both companies utilising virtually all of REACH’s capacity. REACH continues to provide its third party voice and satellite services to consumers other than PCCW and us.
     As part of these improvements, REACH allocated its international cable capacity between PCCW and us, via an indefeasible right of use (IRU) agreement. As consideration for the IRU, we discharged our rights under a previous capacity prepayment arrangement and the accrued interest on the prepayment. As a result, the total consideration amounted to A$205 million (US$157 million). For the Telstra Group, the IRU is deemed to be an extension of our investment in REACH resulting in the IRU having a carrying value of A$nil in the consolidated financial statements reflecting the recognition of equity accounted losses in REACH. Over the period of the IRU, we pay REACH an outsourcing fee for managing our cable usage on a cost plus mark up basis.
     As part of the acquisition of the IRU, we agreed to fund half of the committed capital expenditure that REACH is contractually obliged to pay to its capacity providers until fiscal 2022. We have recognised a provision in our balance sheet of A$52 million in fiscal 2006 and A$90 million in fiscal 2005. In fiscal 2006, the decrease in the provision was due to amounts drawn down by REACH for expenditure and the unwinding of the discount rate arising from the passage of time. PCCW has committed to fund the other half of REACH’s capital expenditure. In the event that PCCW fails to make the payments under their commitment, we have no obligation to fund PCCW’s share of the commitment.
     Together with PCCW, we previously bought out a loan facility owed to a banking syndicate by REACH and its controlled entity, Reach Finance Ltd. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable at the date of the transaction. We provide for the non recoverability of this receivable as we do not consider that REACH is in a position to repay the loan in the medium term. Due to the restructuring of our arrangements with REACH in fiscal 2005, the terms of the maturity were altered such that the facility is now an

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interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us.
     In addition, we previously agreed with PCCW to provide a US$50 million revolving working capital facility to REACH to assist it in meeting their ongoing operational requirements. Our share of this facility is US$25 million. Draw downs under this facility must be repaid at the end of each interest period and fully repaid by 31 December 2007. As at 30 June 2006, REACH had not made any draw down under this facility. We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
     The revised loan facilities and working capital arrangements in fiscal 2005 provided REACH with greater flexibility and a more viable capital structure. It also certified our ongoing ownership of this core infrastructure, ensuring that we have the continued capacity to meet our international carriage service requirements.
FOXTEL
     Our 50% owned pay television joint venture FOXTEL uses capacity on our HFC cable network. As part of the arrangements with our joint venture partners, News Corporation Limited, and Publishing and Broadcasting Limited, we are the exclusive long term supplier of cable distribution services for FOXTEL’s subscription television services in our cabled areas. We also receive a share of FOXTEL’s cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the “Information on the Company — Subscription television”.
     We have entered into arrangements with FOXTEL, whereby we are able to bundle and resell FOXTEL services to our customers, including pay television content, as part of our ongoing product bundling initiatives. Our purchases from FOXTEL of pay television services were A$250 million in fiscal 2006 compared with A$218 million in fiscal 2005. The increase in fiscal 2006 was primarily driven by growth in bundled FOXTEL subscribers. The purchases enabled us to resell FOXTEL services to our customers and facilitate product bundling initiatives. In fiscal 2006, we generated HFC cable related revenue from FOXTEL of A$84 million compared with A$65 million in fiscal 2005, which includes revenue for carriage services, cable installations and service calls. The increase in fiscal 2006 was mainly due to additional promotional activity which increased services in operation and a scheduled FOXTEL contract rate increase. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
     FOXTEL has other commitments amounting to A$3,354 million as at 30 June 2006 of which we have a 50% share amounting to A$1,677 million. The majority of these commitments relate to minimum subscriber guarantees for pay television programming agreements, as well as the partnership commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of the commitments for minimum subscriber guarantees and satellite transponder costs should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements. Our contingent liability as at 30 June 2006 amounted to A$1,531 million. During the two-year period, FOXTEL has continued to meet its obligations under these arrangements and as a result, we have not paid any significant amounts to meet the minimum subscriber guarantees and other FOXTEL commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations” and “Operating and Financial Review and Prospects — commercial commitments” and note 26 and note 27 to our consolidated financial statements for further information.
     Previously, FOXTEL entered into a A$550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders entered into an Equity Contribution Deed (ECD) whereby FOXTEL is required to call on a maximum of A$200 million in equity contributions in certain specified circumstances, as necessary, to avoid default of a financial covenant. These equity contributions are based on ownership interests and as a result, our maximum contingent liability is A$100 million. We have no joint and several liability relating to our partners’ obligations under the ECD.

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     On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the A$550 million syndicated facility previously detailed), and to enable it to meet future cash flow and expenditure requirements.
     The ECD entered into by us and FOXTEL’s other ultimate shareholders has been terminated. Under this new arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
3GIS Partnership
     During fiscal 2005, we established a joint venture partnership with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network (RAN) and fund network development. The H3GA RAN is the core asset of the joint venture, known as the 3GIS partnership. In return for 50% ownership of the asset, we paid H3GA A$450 million in instalments over two years ending 3 July 2006. We paid A$312 million in fiscal 2006 and A$22 million in fiscal 2005 for the acquisition of these assets. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables at 30 June 2006.
     During the two-year period, we provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by the 3GIS partnership amounting to A$14 million as at 30 June 2006 and A$32 million as at 30 June 2005. The loan is classified as a non current receivable in our consolidated financial statements.
Research and development
     Our research and development activities cover diverse areas of our business and focus on developing:
•	new competitive products for our customers;

•	product innovation and differentiation;

•	service quality improvements; and

•	long term strategic positioning.
     Our research and development expenditure includes amounts expensed in the income statement and amounts capitalised in software developed for internal use and property, plant and equipment. Items include:
•	research and development carried out directly by us in our research laboratories;

•	research and development expenditure contracted out by us, for which the resultant intellectual property is owned by the contractor;

•	research and development expenditure incurred in the development of certain software; and

•	support and other research and development expenditures.
     For the purposes of this Institutional Offering Memorandum, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual expenditure is not determined until we complete our research and development assessment process in the following April of each fiscal year. For fiscal 2005, we estimated expenditure of A$148 million, which later was determined to be A$157 million. For fiscal 2006, we estimate that we have spent A$146 million. We have included A$23 million in fiscal 2006 and A$29 million in fiscal 2005 of this total amount spent in the income statement as research and development expenses.
     In future years, we expect our research and development to include expenditure on the following key activities:
•	broadband access provision (both fixed and mobile);

•	convergence of mobile and online services;

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•	IP networks; and

•	network and service management
Segment information
Business segments
     Our business is organised and managed by business unit, as described under “Information on the Company —Organisational structure”. This internal structure provides the initial basis for determining our business segments. Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to.
     The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, CSLNW is a business unit in its own right, and the International Head Office group is included with Strategic Marketing. For segment reporting purposes, these offshore operations are reported as part of a segment that we have called Telstra International.
     Our reportable business segments as at 30 June 2006 were:
•	Telstra Consumer Marketing and Channels;

•	Telstra Business;

•	Telstra Enterprise and Government;

•	Telstra Wholesale;

•	Sensis;

•	Telstra International; and

•	Telstra Operations.
     In addition, various business units that do not qualify as business segments in their own right have been aggregated into an “Other” category for segment reporting purposes. The ‘Other’ category consists of Telstra Country Wide®, Telstra BigPond®, Telstra Media and the Strategic Marketing business units, as well as our corporate areas. Please refer to note 5 to our consolidated financial statements for details of the major products and services provided by each of our business segments.
     During fiscal 2006, we have restructured our business segments as follows:
•	we created a new business segment named Telstra Business. The Telstra Business group was drawn from the Telstra Consumer Marketing and Channels (formerly known as Telstra Consumer and Marketing), Telstra Country Wide® and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business segment;

•	we created a new business segment named Telstra Operations. This group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support which moved from being reported within our corporate areas; and

•	we created a new business unit named Strategic Marketing. This group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels. This business unit forms part of the Other category.
     In addition, we restructured our existing business unit, Telstra Country Wide® during fiscal 2006. In prior years, our segment policy was to recognise the results of our consumer, small business, enterprise and some government customers residing outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and Northern Territory in the Telstra Country Wide® business segment. In fiscal 2006, the results of Telstra Country Wide® were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business units depending on the type of customer served.

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Analysis of segment results
     We have discussed the segment results of each reportable segment separately over the two-year period. A detailed discussion and analysis of the changes in revenue for each of our major product groups and principal operating expense categories is provided in “Operating revenue” and “Operating expenses” respectively.
     The following table provides a summary of our revenue and EBIT for each of our business segments. For additional detailed financial information on our business segment results, including intersegment revenues, see note 5 to our consolidated financial statements.
     During fiscal 2006, we changed our segment accounting policy on interconnection revenue. In previous financial years, our segment accounting policy was to recognise revenue relating to interconnection entirely in our Telstra Wholesale business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business segments to match the revenue recognised with the associated expense. As a result, revenue in Telstra Wholesale decreased by A$633 million and revenue increased in Telstra Consumer Marketing and Channels by A$500 million, Telstra Business by A$52 million and Telstra Enterprise and Government by A$81 million in fiscal 2005 to reflect this change in policy.
     We have restated all our comparative information to reflect the current reporting position as if all our new business segments and segment accounting policies existed in the prior year.
     For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues and segment expenses contained in the applicable accounting standard, where a reasonable allocation basis exists. Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments as outlined below. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting.
     Currently, sales revenue associated with mobile handsets for Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government are allocated totally to the Telstra Consumer Marketing and Channels segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to Telstra Business. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Telstra Consumer Marketing and Channels segment. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
     In addition, revenue derived from our BigPond® Internet products is recorded in the customer facing business units of Telstra Consumer Marketing and Channels, Telstra Enterprise and Government and Telstra Business. Certain distribution costs in relation to these products are also recognised in these business segments. Telstra Operations recognises expenses in relation to the installation and running of the HFC cable network. In accordance with our application of the definition of business segment per the applicable accounting standard, we have not reallocated these items to the Telstra BigPond® business segment.

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Segment summary results

	Year Ended 30 June
	2006	2005	2006/2005
	(In A$ millions)		(% change)
Revenue from external customers
Telstra Consumer Marketing and Channels	8,897	8,931	(0.4)
Telstra Business	3,053	3,099	(1.5)
Telstra Enterprise and Government	4,607	4,570	0.8
Telstra Wholesale	2,607	2,267	15.0
Sensis	1,826	1,708	6.9
Telstra International	1,450	1,360	6.6
Telstra Operations	226	161	40.4
Other(1)	106	85	24.7

Total revenue	22,772	22,181	2.7

Earnings/(loss) before interest and income tax expense (EBIT)(2)(3)
Telstra Consumer Marketing and Channels	5,721	6,248	(8.4)
Telstra Business	2,412	2,488	(3.1)
Telstra Enterprise and Government	2,706	2,812	(3.8)
Telstra Wholesale	2,693	2,283	18.0
Sensis	864	812	6.4
Telstra International	156	11	1,318.2
Telstra Operations	(4,175)	(3,371)	(23.9)
Other(1)	(4,909)	(4,351)	(12.8)
Eliminations	29	3	866.7

Total EBIT	5,497	6,935	(20.7)

(1)	Revenue for our “Other” segment primarily relates to revenue earned by Telstra Media for our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges. The Asset Accounting Group centrally manages all of the Telstra Entity’s fixed assets, including network assets. EBIT loss grew for the “Other” segment mainly due to increased deprecation and amortisation reflecting the strategic review of the service lives of our assets as part of the transformation strategy.

(2)	Most internal charges between business segments are charged on a direct cost recovery basis. For segment reporting purposes, transfer pricing is not used within Telstra. EBIT reflects our intercompany and external charges.

(3)	During fiscal 2006, we recognised a one off restructuring and redundancy provision of A$427 million to be incurred as part of the business transformation, as we have provided in this year for future restructuring. This provision was mainly recorded in Telstra Consumer Marketing and Channels of A$171 million and Telstra Operations of A$236 million.
Telstra Consumer Marketing and Channels
     Telstra Consumer Marketing and Channels revenue decreased by 0.4% to A$8,897 million in fiscal 2006. This segment experienced revenue increases in mobile services, primarily international roaming, mobile data usage and handset sales. In addition, strong growth in BigPond® broadband and pay television services were experienced due to increased marketing activities and improved retention of existing customers through bundling initiatives. Offsetting this growth in revenue was a decline in PSTN revenue as a result of competition, product substitution and decreased consumer usage.

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     Telstra Consumer Marketing and Channels EBIT decreased by 8.4% to A$5,721 million in fiscal 2006 driven by increased use of BigPond® broadband and a reduced use of high margin PSTN services. The change in customer mix and use of products and a continued shift to higher use of mobiles resulted in expense growth in mobile handsets, dealer costs, network payments and labour in line with revenue and customer growth in emerging products and services. In addition, EBIT was impacted by meeting competition and adjusting to customer needs in line with customer preferences, and one off costs associated with renegotiating dealer contracts and redundancy and restructuring costs resulting from our transformation initiatives.
Telstra Business
     Telstra Business revenue declined by 1.5% to A$3,053 million in fiscal 2006 primarily due to a decline in PSTN revenue. This segment experienced growth in mobile products including voice, data, MessageBank® and international roaming, which partially offset the decrease in PSTN revenues. In addition, Internet and IP products revenue grew in fiscal 2006 reflecting the increase in broadband subscribers.
     Telstra Business EBIT decreased by 3.1% to A$2,412 million in fiscal 2006 predominantly due to a decline in revenues and an increase in expenses. Expenses grew mainly due to a rise in network payments, cost of goods sold and other directly variables costs associated with product offerings. This segment continues to be adversely impacted by a change in product mix from higher margin products such as PSTN to lower margin products such as broadband.
Telstra Enterprise and Government
     Telstra Enterprise and Government revenue increased by 0.8% to A$4,607 million in fiscal 2006 due to strong growth in domestic information and communication technology (ICT) services, Internet and IP products, and offshore revenues. This increase has been partially offset by reductions in sales revenue from the underlying core carriage business, consisting mainly of a decline in traditional PSTN and ISDN revenues. This segment continues to experience change in usage patterns with traditional product usage migrating to alternative access offerings such as wireless, broadband and other IP product offerings.
     Telstra Enterprise and Government EBIT decreased by 3.8% to A$2,706 million in fiscal 2006 reflecting a changing product mix, which resulted in reductions in sales volumes of higher margin core access technologies, and growth in lower margin ICT services and offshore revenues.
Telstra Wholesale
     Telstra Wholesale revenue increased by 15.0% to A$2,607 million in fiscal 2006 driven by continuing demand for broadband and data services and an increase in wholesale basic access revenues. Telstra Wholesale experienced significant revenue growth in several products such as facilities access as a variety of carriers extend their DSL capabilities in preparation for building their own infrastructure via unconditioned local loop and spectrum sharing. Data and Internet service revenues also showed solid growth, which was mainly driven by wholesale broadband offerings and associated ISP related data carriage and transmission services. Growth in revenue was partly offset by a decrease in local call revenues due to ongoing product substitution to mobiles and broadband.
     Telstra Wholesale EBIT increased by 18.0% to A$2,693 million in fiscal 2006 driven by revenue growth and a decrease in expenses. The expense decline consisted of a decrease in Telstra Wholesale’s allocated share of domestic outpayments, reflecting lower rates and a decrease in international voice traffic expenses, which was assisted by an appreciating Australian dollar. Lower labour costs were due to the decrease in staff numbers as part of our transformation project and the movement of staff to other areas in Telstra as part of overall business restructure. In addition, service contract costs were lower due to the discontinuation of a number of contracted activities. The expense decline was partly offset by increased IT professional services costs driven by growth in system support and automation costs to deliver ongoing operational productivity and revenue growth.
Sensis
     Sensis’ revenue increased by 6.9% to A$1,826 million in fiscal 2006 driven by growth in White Pages® and Yellow® print and online services. Growth in Sensis’ emerging businesses included strong results from Whereis®

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and Mediasmart, and a full year of results for Universal Publishers. Overall, online sites continued their improved growth driven by rising usage and customer numbers, leading to increased yields. This growth was partially offset by a decline in revenue from classifieds driven by competition and economic weakness in the Sydney and Melbourne markets.
     Sensis’ EBIT increased by 6.4% to A$864 million in fiscal 2006 as the improved revenue was partly offset by growth in expenses. EBIT growth was supported by higher revenue, strategic re-alignment and a renewed focus on costs. An increase in labour expenses was attributable to growth in staff numbers, higher redundancy costs and a reversal of a deferred expense provision. In fiscal 2006, amortisation expense was also higher as a result of the revision of certain software service lives reflecting the transformation initiatives. For further information, refer to “Operating and Financial Review and Prospects — Sensis financial summary”.
Telstra International
     Telstra International revenue increased by 6.6% to A$1,450 million mainly due to the CSLNW merger partially offset by a small decline in revenues from TelstraClear. CSLNW revenues grew due to the inclusion of the New World PCS business from March 2006, and rising data, international voice, mobile handset and prepaid mobile revenues partially offset by decreased local voice revenues reflecting sustained competitive pressure on prices. TelstraClear’s revenue primarily decreased as a result of adverse foreign exchange movements. TelstraClear recorded increases in revenue reflecting the full year impact of their national HomePlan offering in the consumer segment, and their controlled entity, Sytec after its acquisition in November 2004. The increase was partially offset by access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition, which was moderated by growth in our customer bases in those segments, and a decline in Internet revenues as reduced pricing plans have impacted business yield in the consumer segment.
     Telstra International EBIT improved by A$145 million to A$156 million due to increased EBIT in our International Head Office Group partially offset by a decline in the CSLNW and TelstraClear. The growth in the International Head Office Group was due to the sale of our shareholding in Xantic B.V. in fiscal 2006 and the recognition of a provision for Reach’s committed capital expenditure in fiscal 2005. Expenses increased in the CSLNW following the incorporation of costs after the merger with New World PCS, increased subsidies as part of heightened promotional activity to drive sales, and larger offshore outpayments associated with higher international voice revenues. In addition, depreciation and amortisation expense was higher due to the rollout of their 3G network. Expenses increased in TelstraClear due to larger outpayments due to higher revenue, and growth in labour expenses driven by the inclusion of a full year of Sytec costs. For further information regarding our significant offshore controlled entities, refer to “Operating and Financial Review and Prospects — CSL New World Group financial summary” and “Operating and Financial Review and Prospects — TelstraClear financial summary”.
Telstra Operations
     Telstra Operations revenue increased by 40.4% to A$226 million in fiscal 2006 driven by additional revenue received for maintenance activities, revenue for digital migration of FOXTEL subscribers from analogue to digital services and higher fees for overdue accounts. Operations revenue is essentially limited to cost recovery as afforded by regulatory and commercial arrangements. Product revenue is earned by the customer facing segments.
     Telstra Operations EBIT is a net cost as this segment does not recover all the costs it incurs on behalf other segments. This reflects our “one factory” approach to delivering the infrastructure, services and systems which support the customer experience. EBIT loss grew by 23.9% to A$4,175 million in fiscal 2006 due to significant redundancy and restructuring costs being recognised in the current year associated with our concerted effort to reduce staff numbers and planning for the transformation of our future business. Also, there were other one off transformation costs in the current year associated with the closure of old platforms and project write offs due to the cancellation of certain capital program initiatives. Additionally, expenses grew due to the increased sales activity of our growth products such as broadband, as well as increased costs associated with the FOXTEL digital expansion. The expense increase was partly offset by management’s continued focus on lower discretionary spending and cost reduction initiatives.

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Quantitative and Qualitative Disclosures about Market Risk
     The potential for change in the market value of our financial assets and liabilities is referred to as “financial market risk”. We sometimes enter into financial instruments to manage our exposure to financial market risk such as interest rates and foreign currency rates that arise as part of our normal business operations.
     Derivatives are financial instruments such as interest rate swaps, futures, foreign exchange forwards, options, and cross-currency swaps that derive their value from specified assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with Board-approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical business or balance sheet exposure.
We are exposed to interest rate risk due to our borrowings
     Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted, currency, interest rate, liquidity and debt portfolio maturity profiles.
     Our target currency is principally A$ matching our principal currency of operation. Our borrowings are derived both from A$ and foreign currency sources with foreign currency borrowings in most cases swapped into A$ at commencement through to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into A$, principally where they are used as natural hedges against our translation foreign exchange risk to offshore business investments.
     Where the actual interest rate profile on the physical debt differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust the net interest rate position towards the target. Our net debt portfolio includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as cross-currency and interest rate swaps).
     Our interest rate risk is assessed as the interest rate exposure on our total net debt portfolio, after offsetting any holdings of financial assets whose value is sensitive to interest rates and after applying related derivatives.
     The interest rates on a proportion (approximately A$3.1 billion equivalent face value) of our borrowings is subject to the possibility of a limited increase through “coupon step-up” clauses that would be triggered by credit ratings downgrades from Standard & Poor’s and/or Moody’s Investor Service. The interest rates on this debt will increase by 0.25% up to a maximum of 0.50% per annum if our minimum credit rating falls to A- or below (S&P) and A3 or below (Moodys) depending on the particular trigger points of each borrowing and the extent of the rating change. The interest rate increase will step-down again for some borrowings if the minimum credit rating was to subsequently increase above the previously mentioned trigger points. Our current ratings are A Negative Outlook (S&P) and A2 Negative Outlook (Moodys).
We have exposure to foreign currency risk due to our normal business operations and borrowings
     Foreign currency exchange risk arises from:
•	firm or anticipated transactions for receipts and payments for international telecommunications services settled in or dependent on foreign currencies;

•	purchase commitments for material and supplies with prices dependent on foreign currencies; investments (both business and financial) denominated in foreign currencies; and

•	borrowings that are denominated in foreign currencies.
     We manage the foreign exchange risk on the major part of our foreign currency-denominated borrowings by effectively converting them to A$ borrowings at drawdown by applying cross-currency swaps to maturity. Where foreign currency borrowings are used to hedge a specific underlying foreign exchange exposure, they are not swapped to A$ (e.g. to hedge financial investments in foreign currency-denominated securities and borrowings raised for offshore ventures).

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     Foreign exchange risks that arise from the purchase of goods and services are managed principally through the use of forward foreign currency derivatives.
     We manage our translation foreign exchange risk to offshore business investments with a combination of foreign currency denominated borrowings (either physical or synthetic) in the currency of the entity concerned and forward foreign currency derivatives. Our economic foreign exchange risk is assessed for each individual currency, calculated by aggregating the net exposure for that currency.
Our economic exposure to movements in market risks is assessed and measured on a market value basis
     Two methods used to assess and present our overall estimated market risk are:
•	sensitivity analysis; and

•	value-at-risk or “VaR”.
     These are undertaken to assess the potential impacts of adverse movements in the market value of the relevant portfolio at the reporting date as shown below. Since market rates move in both directions, these can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential for upside benefits.
Sensitivity analysis
     We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.
     The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates are assumed.
     For these reasons, the analysis may be conservative and may not represent likely market volatility since based on historical movements it is unlikely that there would in the future be a concurrent adverse movement across all factors.
     The numbers in the following tables represent market value movement in the areas concerned after all underlying exposures and related hedges are taken into account. Market value movements can contain profit and loss statement or balance sheet movements or a combination of both.
Adverse proportional movement of 10% across risk categories

	As at 30 June
Market Value Risk	2006	2005
	(A$m approximate)
Risk Categories
Interest rates	238	286
Foreign currency rates	264	118

Total	502	404

     The foreign currency rate numbers include the translation exposure movements generated from our overseas investments which include CSL New World Mobility Group (“CSL New World”) and TelstraClear. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives. This sensitivity analysis assumes that the HKD and USD are free to move in opposite directions against the AUD (i.e., that the “peg”, where the HKD is held to approximately 7.8 to the USD, no longer is in place). If it is assumed that the HKD and USD peg continues and the USD and HKD both move in the same direction against the AUD, then the foreign currency sensitivity quoted in the table above drops from A$264m to A$152m.

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VaR
     VaR is used to assess the potential adverse economic outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities. This potential component is calculated using the current statistical volatility relevant to the particular instrument derived from representative market wide data.
     For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This one-month time horizon differs from many financial institutions who hedge for trading purposes and where a shorter one day period may be more appropriate. We consider a one-month holding period appropriate since our hedging activities are of a non-trading nature.
     The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5, these conversion factors assume that the portfolio continues with the same basic profiles such as maturity and debt mix. For example, the VaR monthly result for foreign exchange of $61 million converts to an annual equivalent of approximately $214 million. We derive the potential market value impact by applying historical volatility measures to the identified current market risk.
     Unlike the sensitivity analysis, our overall VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. This projection based on historical volatility is, however, only an estimation of future volatility. The actual future volatility may be substantially different.
     We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, Mercer Finance & Risk Consulting which is part of Mercer Human Resources Consulting Pty Ltd, which uses recognised market wide based data sets and volatility calculation methodology. The data sets comprise:
•	interest rate and foreign exchange rate volatilities; and

•	correlations between and within interest rates and foreign exchange rates.
     The simulation model determines the distribution of the market value of our debt portfolio and foreign exchange portfolio plus related hedges at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.
     The VaR is the difference between the median expected value of the portfolio and the value at the 99% confidence level assuming an adverse movement (i.e., there is a 1% chance that the result arising from an adverse movement will be more adverse than the VaR).
VaR

	As at 30 June
Market Value Risk — (One-month holding period)	2006	2005

	(A$m)
Risk categories
Interest rates	130	175
Foreign currency rates	61	32

Sub-total	191	207
Diversification effect(1)	(31)	(17)

Total	160	190

(1)	Equals the difference between the “total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently”.
     VaR calculations were undertaken for portfolio balances (which dynamically change throughout the year) at the end of each quarter during fiscal 2006. The following table shows the high, low and average amounts of the

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combined total portfolio of interest rates and foreign currency rates at these quarterly points through the year. Note that the compositions of the individual portfolios change throughout the year and that the high or low for each of the two component portfolios (i.e., interest rate or foreign exchange rate) may not arise at the same time that the overall combined portfolio is at a high or low value.
VaR analysis

	As at 30 June 2006
Market Value Risk — (One-month holding period)	High	Low	Average(2)
		(A$m)
Risk categories
Interest rates	172	130	148
Foreign currency rates	63	61	67

Sub-total	235	191	215
Diversification effect(1)	(35)	(31)	(37)

Total	200	160	178

(1)	Equals the difference between the” total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently.

(2)	The high and low quarterly portfolio is defined at the total portfolio level and therefore there may be instances where the average for individual risk categories is either higher than the high or lower than the low for that category.
     Additional information regarding our market risks is provided in note 35 to our consolidated financial statements.

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Information on the Company
History and development of the Company
     Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth to manage international telecommunications services. Since then, we have undergone many changes and been renamed several times as follows:
•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.
     We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the ASX and NZSX. A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999.
Organisational structure
     Our organisational structure has evolved over recent years to meet our business needs and the needs of our customers. The organisational structure currently consists of strategic business units and corporate centre business units as outlined below.
Strategic business units
•	Telstra Consumer Marketing and Channels is responsible for serving our consumer customers with our full range of products and services including fixed lines, mobiles, Internet access and pay TV services. It also has responsibility for mass marketing channels including Telstra’s call centres, Telstra shops and the dealer network.

•	Telstra Business is responsible for serving the needs of Australia’s small to medium enterprises with fixed line, mobile, broadband, as well as data and Internet solutions tailored for business.

•	Telstra Enterprise and Government is responsible for providing innovative ICT solutions to large corporate and government customers in Australia and New Zealand. It is also responsible for KAZ and TelstraClear. KAZ and Telstra service our Enterprise and Government customers’ IT needs. TelstraClear is New Zealand’s second largest full service telecommunications company, providing innovative market leading products and services to the business, government, wholesale and residential sectors. Telstra Enterprise and Government is also responsible for our Global Business operations, recently renamed Telstra International.

•	Telstra Country Wide® provides telecommunications and information technology services to customers in outer metropolitan, regional, rural and remote parts of Australia.

•	Telstra BigPond® is responsible for the management and control of our retail Internet products, BigPond® brand and marketing, services and content, contact centres, customer relations and associated functions, for broadband and dial-up delivery.

•	Sensis is our advertising, search and information services business. Sensis manages three important Telstra brands — YellowTM (formerly Yellow Pages®), White Pages® and Trading Post®, along with the CitySearch® online city guide, the Whereis® online, mobile and satellite navigation services, the GoStayTM print guide and

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complementary website, the sensis.com.au search engine, the Sensis® 1234 voice service, and the 51% owned SouFun investment, a real estate and home furnishings website in China.

•	Strategic Marketing is responsible for Corporate Strategy, Mergers & Acquisitions, and our overall marketing, pricing, brand, sponsorship, promotions and advertising direction. Strategic Marketing is also responsible for Telstra Asia, which manages our international interests in the region and directs our offshore strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non-core-assets and positioning us to capture high growth opportunities, particularly in China and South East Asia.

•	Telstra Media is responsible for our FOXTEL investment.

•	Telstra Operations has responsibility for the core or shared elements of our infrastructure and related support units. Using a “one factory” approach to improve our customer service delivery and customer satisfaction, the group includes Telstra Services, Network and Technology, Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management, Billing and the corporate Program Office. The Program Office identifies and prioritises opportunities for streamlining, implementing and coordinating all aspects of our transformation strategy.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market, including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also serves global wholesale markets to satisfy growing Internet and high bandwidth needs.
     Corporate centre business units
•	Finance & Administration is responsible for corporate policy and support functions including finance, risk management and assurance, shared services for processing functions, treasury, company secretary, investor relations and other administration services. It is also responsible for the financial management of the majority of our fixed assets, including network assets.

•	Legal Services provides operational and strategic legal support and advice across Telstra, with lawyers from Legal Services serving clients in all strategic and corporate centre business units.

•	Public Policy and Communications manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate social responsibility (including the Telstra Foundation), corporate content on the Telstra website (www.telstra.com), Telstra’s website (www.now-wearetalking.com.au) and external relations. Its external relations responsibility includes government relations and regulatory positioning and negotiation, including assessment of regulatory risks, advice and counsel to business units, preparation of submissions to industry regulators, and the facilitation of regulatory compliance through advisory services and the management of a regulatory compliance assurance program.

•	Human Resources is responsible for developing and implementing our people, culture and capability strategy and providing strategic and operational support and advice to business managers about all human capital matters. This includes organisational design, culture change, employee engagement, leadership development, talent management, performance management, policy, employment, recruitment and health, safety and environment.
     A list of our controlled entities is provided in note 29 to our consolidated financial statements. Our jointly controlled and associated entities are listed in note 30 to our consolidated financial statements.
Marketing and customer service
     We use customer analytics to formulate marketing strategies based on customer needs. This provides a better understanding of customer behaviour and improved customer relationships. Overall, we believe needs-based marketing will provide us with a competitive advantage in the market.

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     Market-based management puts customers at the core of our business focus. We have conducted extensive research that informs us about customers’ needs, priorities and expectations. As a result of this knowledge, we have grouped our residential and small-medium business customers into segments which reflect their specific characteristics. This knowledge forms the basis of a relationship with our customers around which we organise our processes and procedures. Market-based management is used to formulate our marketing strategies for our various strategic business units, and to offer and deliver products and services tailored to customers’ needs across these business units.
Residential customers and small-medium businesses
     We have organised the management structures of Telstra Consumer Marketing and Channels and Telstra Business by those segments.
     We segment our residential customers based upon their usage and lifestyle patterns. We segment our small-medium enterprise customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is used to tailor our marketing campaigns.
     This information on customers by segment is then used to tailor segment specific value propositions by product sets and applications, by channels and by service experience which results in microsegments around each of our product and service areas.
     We are also implementing customer relationship management (“CRM”) technologies to deliver these segment differentiated value propositions. The combination of detailed understanding of customer needs with CRM capabilities enables a customer to experience a personalised and meaningful experience at every touch point, from initial investigation of service through ongoing care.
     We enable customers to interact with us online, through door-to-door sales representatives, telephone sales channels and face to face via our account managed sales team, Telstra shops and Telstra licensed stores as well as indirectly through approximately 4,000 retail outlets nationwide in conjunction with our retail partners.
     We anticipate that changing from a product to a customer segment focus will enable us to uncover previously unseen growth potential as we drive segment-related benefits across product lines that were previously operated in silos.
Enterprise and government customers
     The Enterprise and Government customer base comprises some of our largest customers. All of Telstra Enterprise and Government customers are sophisticated users of ICT. We segment these customers into Integrated (Large ICT outsourcing customers), Multinational and Industry and Government customers with a predominant Trans Tasman or Australian domestic focus. Further customer segmentation in Industry and Government is on the basis of geography and industry verticals. The verticals include Retail, Finance & Insurance, Manufacturing, Media, Business Services & IT, Resource & Utilities, Health, Public Safety & Justice and Local Government. We provide account management and customised solution development along with enhanced service delivery. Our sales team takes a consultative approach with our customers, focusing on delivering enhanced business results through ICT solutions, leveraging the capabilities of KAZ, our ICT services arm.
     We have 20 offices around the world including Asia Pacific, Europe and the USA supporting the global telecommunications requirements of our multi-national customers and global service providers. We provide our customers with managed network solutions including Global WAN, Internet, Back-up and Storage, Security, Mobility, Enhanced voice solutions and more. Other value added solutions include managed CPE, network reporting, consulting, planning, project management and customer support seven days a week.
Regional, rural and remote customers
     Telstra Country Wide® was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. In 2003, this area was expanded to include outer metropolitan areas. In addition, the local management model was further extended in

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January 2006 to incorporate the metropolitan cities of Adelaide, Brisbane and Perth. Area General Managers are located throughout Australia to address the sales, marketing and service needs of our customers.
Wholesale customers
     Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 500 customers, including more than 400 ISPs (about 80 of which offer broadband digital subscriber line (“DSL”) services).
     Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market under their own brand.
Advertising customers
     Sensis provides advertising solutions to more than 400,000 Australian businesses (small and medium enterprises (“SMEs”) and large corporates) and Government through a network of print, online, voice and wireless services. Sensis also serves the advertising needs of personal sellers through its print and online classifieds business.
Products and services
     We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our total income by major product and service category and as a percentage of total income for the last two fiscal years. See also “Operating and Financial Review and Prospects” for a discussion of the performance of our products and services during the last two fiscal years.
Income by product and service category, including the percentage of total income contributed by each product and service category

	Year Ended 30 June
	2006		2005
	A$m	% of Total	A$m	% of Total
PSTN products
Basic access	3,318	14.4	3,362	15.0
Local calls	1,023	4.4	1,284	5.7
PSTN value added services	246	1.1	250	1.1
National long distance calls	913	4.0	1,013	4.5
Fixed to mobile	1,491	6.5	1,566	7.0
International direct	201	0.9	234	1.0
Fixed interconnection	286	1.1	309	1.4

	7,478	32.4	8,018	35.7

Mobiles
Mobile services	4,505	19.5	4,307	19.2
Mobile handsets	467	2.0	381	1.7

	4,972	21.5	4,688	20.9

Data and Internet services
Internet and IP Solutions	1,907	8.3	1,377	6.1
ISDN products	807	3.5	890	4.0
Specialised data	884	3.8	966	4.3

	3,598	15.6	3,233	14.4

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	Year Ended 30 June
	2006		2005
	A$m	% of Total	A$m	% of Total
Other products and services
Advertising and directories	1,711	7.4	1,585	7.1
Customer premises equipment	274	1.2	231	1.0
Payphones	104	0.5	121	0.5
Intercarrier services	351	1.5	290	1.3
Inbound calling products	449	1.9	449	2.0
Solutions management	989	4.3	931	4.1
Offshore controlled entities	1,745	7.6	1,611	7.2
Pay TV bundling	320	1.4	263	1.2
Other sales and services	759	3.2	741	3.3

	6,702	29.0	6,222	27.7

Total sales revenue	22,750	98.5	22,161	98.7

Other revenue (1) (excluding finance income)	22	0.1	20	0.1
Other income	328	1.4	261	1.2

Total income (excluding finance income)	23,100	100.0	22,442	100.0

(1)	Other revenue excludes finance income, which is included in net finance costs.
     Sales revenues are derived from domestic and international sales as follows:

	Year Ended
	30 June
	2006	2005
	%	%
Australia	92.3	92.7
Hong Kong	3.7	3.3
New Zealand	2.7	2.8
Other International	1.3	1.2
PSTN products
     PSTN includes basic fixed-line access, local calls, value added services, national long distance, fixed-to-mobile and international direct.
Basic Access
     Our Basic Access service includes installing and maintaining connections between customers’ premises and our Public Switched Telephone Network (“PSTN”) and providing basic voice, facsimile and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (“ISDN”) access and Asymmetric Digital Subscriber Line (“ADSL”) services.
     Along with basic access services, we provide handsets for sale and rental to help customers use our services more effectively. The latest rental phones have single button access to features such as 3-way chat, Messagebank®, call forward and SMS. We also develop products to assist our customers with disabilities. This ranges from the very popular “big button” phone to Teletypwriter (“TTY”) and TeleBraille products.

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Local calls (including PSTN value-added services)
     We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. The geographical reach of our untimed local call zones, combined with our packages, access and pricing offers, extend the value of our local call service. In addition, we provide value-added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
     We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are generally charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a fixed or capped price basis. We also offer options that let customers choose between a range of offers to suit individual needs, including the recent addition of subscription plans with included features and calls.
Fixed to mobile
     Fixed to mobile are calls made from our PSTN/ISDN to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration of the call and whether the call is to a Telstra mobile service. Calls made within a capped calling option are charged according to duration, time of day, day of week and terminating carrier. Capped calling offers predominantly apply to calls to Telstra mobiles.
International direct
     We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per-second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers. For more information regarding our arrangements with REACH, refer to “Operating and Financial Review and Prospects — International business ventures”.
Mobile telecommunications services
     We offer a wide range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
NEXT G™ Wireless Network
     In 2005, we announced that we would build a 3GSM 850 Mhz wireless network with our strategic partner Ericsson. We launched this network, called NEXT GTM, on 6 October 2006, and it provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
     Using multi-band handsets, customers will be able to access both our NEXT GTM wireless network as well as our existing 3GSM 2100 MHz network.
3GSM 2100
     Our existing 3GSM 2100 MHz network allows additional functionality such as video calling and higher speed data access within its coverage boundary while offering access to the GSM network and services outside of the 3G area. Our 3GSM 2100 MHz network sharing arrangement with Hutchinson covers over 50% of the Australian population in a number of mainland capital cities including Canberra.
GSM digital service
     Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage

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in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 140 countries and 300 networks.
CDMA digital service
     Our existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. The CDMA network will remain in place until our new NEXT GTM wireless service has the same or better coverage as CDMA and until at least January 2008. Our CDMA 1X technology service (“1XRTT”) which was Australia’s first commercial mobile network based on CDMA 1X technology was launched in December 2002. By the end of 2005, CDMA 1X, was made available across the entire CDMA network footprint of over 1.6 million square km covering around 98% of the population.
     We will continue to operate our CDMA network until our NEXT GTM wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008, and the software upgrades are complete and any necessary Government approvals have been obtained.
Telstra Mobile Satellite
     In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system which provides global mobile satellite phone coverage wherever there is a clear view of the sky. We have a service partner agreement to sell the Iridium service.
BigPond®
     We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® Dial-Up offers dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond® Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and wireless technologies.
BigPond® Mobile Services
     With BigPond® Mobile Services customers can browse and purchase a broad range of up-to-date information and entertainment. With a 3G video mobile, customers can access 3D games, receive news bulletins, stock quotes or sport scores, download ringtones, find directions, watch music videos and send and receive emails.
Wireless Broadband Expansion
     In August 2005, we introduced the BigPond® Wireless Broadband product and have expanded our CDMA 1xEVDO network to provide greater coverage for our Wireless Broadband customers. The BigPond® focus on the consumer market provides an addition to the existing business-oriented Telstra Mobile Broadband solution. These two products provide solutions for wireless broadband access. As we move towards closing our CDMA network, we plan to migrate customers from this service to the wireless broadband services provided over our new NEXT GTM wireless network.
Content services
     Telstra BigPond® provides online and mobile content services (including BigBlogTM and BigPond® Movies, BigPond® Sport, BigPond® Games, BigPond® Kids, News and BigPond® TV). These services include music, movies, games, sports entertainment, video on demand and DVD rental offerings. All of these services are available from BigPond.com.

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Internet and IP Services
     In addition to our BigPond® services, we provide new generation data and Internet services including:
•	business grade Internet solutions;

•	IP Solutions;

•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels;

•	Connect IP solution range which is a standardised, end-to-end, IP-based WAN offering that integrates network management and data connectivity with Customer Premises Equipment (“CPE”), allowing for seamless data transfer between customer sites; and

•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony and IP applications to our corporate customers.
Data Services
     We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services, as well as domestic and international frame relay and ATM products.
     Telstra Internet Direct also provides business customers with dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (“Gbps”).
     We also provide wholesale Internet access products for use by licensed carriers, ISPs and CSPs.
Other services
     We offer other data services, in some cases with business partners, including:
•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range);

•	e-commerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight-through processing services;

•	Online Customer Management Facility (“OCMF”) providing a self-service capability for customers to manage user access to their IP networks;

•	Digital Video Network (“DVN”) initiative allowing our media customers to share content such as news or sporting arena access;

•	Managed Wide Area Networks services (“WANs”) including design, CPE sales and installation, network establishment and maintenance.
Advertising and directories
     We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis’ popular information services include YellowTM, White Pages®, Trading Post®, CitySearch® and Whereis®.
     The YellowTM print directory is Australia’s leading business directory, while White Pages® print directory maintains its position as a leading information source. The YellowTM and White Pages® print directories also feature comprehensive Information Pages, providing valuable information about emergency and community services, activities and resources within the area of coverage. The YellowTM OnLine site and the White Pages® OnLine site extend the print directory’s capabilities.

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     Whereis® maps and directions complement and combine with other Sensis products-including YellowTM OnLine and White Pages® OnLine directories, and the CitySearch® site-to deliver location orientated services across Internet and WAP channels.
     The CitySearch® site provides a range of editorial content, business listings and entertainment and event information in major cities around Australia.
     The Trading Post® is published throughout Australia, providing a classifieds service to most of the Australian population. In addition to print editions, the Trading Post® also has an online site located at tradingpost.com.au.
     During fiscal 2006, Sensis has continued to focus on developing and providing solutions to meet the needs of both consumers and advertisers. In April 2006, Sensis entered the travel and accommodation market with the launch of GoStayTM. With more than 5,500 ads and a national distribution to 3 million households, the GoStayTM print guide has the largest distribution of any printed Australian travel guide. Complementing the GoStayTM Accommodation Guide is a comprehensive website — gostay.com.au — where consumers can search, select and book and pay for accommodation at thousands of properties across Australia.
     In February 2006, Sensis became a majority shareholder of Adstream Australia. This has opened up new advertising options for Sensis’ small and medium enterprise (“SME”) customers, helping Adstream Australia’s customers reach a wider audience through the joint Sensis and Telstra online network, and extending Sensis’ advertising agency relationships to a much deeper level.
     On 31 August 2006, we purchased a 51 per cent shareholding in SouFun, a leading real estate and home furnishings web-site in China.
Wholesale services (including inter-carrier services)
     In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services;

•	broadband, IP backbone and traditional data services; and

•	both GSM and CDMA mobile products and services. Telstra Wholesale has advised customers of the closure of the CDMA network, with the earliest possible closure date being 28 January 2008.
     We also manage and deliver a range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end-user and product transfer. In addition, we provide a range of web-based business-to-business services to our customers.
Inbound calling products
     We offer inbound call services including:
•	Telstra Freecall® 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six-digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10-digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition;

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•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services; and

•	Phone Words, an inbound number derived from the alphabetic translation of a number, provided by 1300 Australia Pty Ltd.
ICT Solutions, Services and Outsourcing
     KAZ, a wholly owned subsidiary, partners with us in the market to service our medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and our telecommunications strengths gives us capabilities in the provision of end-to-end ICT services and solutions from within our own group of companies.
     The repositioning of KAZ over the past two years as our ICT Services arm has enabled the business to achieve revenue growth from services such as:
•	Applications development, management and maintenance;

•	Systems Integration: particularly focusing on the integration of our ICT solutions and partner applications in the client environment;

•	ICTand Business Process Outsourcing: covering servers, desktops, peripherals and other portable devices for some of Australia’s largest companies as well as non core business processes such as credit card processing and cheque processing;

•	ICT Consulting: designed to support our core business and focusing on ICT Strategy, Network Consulting & Integration, Mobility & Wireless and Security & Business Continuity as well as Information Intelligence and Business Process;

•	The provision of ICT services supporting our managed voice, data and mobility solutions including IP-based networks and IP Telephony; and

•	Managed IT Services: covering a range of solutions such as security, hosting, data centre management and managed storage.
     On 31 August 2006, we sold AAS, the superannuation administration business of our KAZ Group subsidiary to Link Market Services Limited for A$215 million. In addition, we took out A$35.5 million in cash from AAS prior to settlement. The transaction was completed after a competitive public sale process had been undertaken. A decision was made to sell AAS after it was determined that it was no longer strategic and not a core part of our business. KAZ continues to be a crucial part of our Information and Communication Technology strategy and service delivery.
Payphones
     We are the leading provider of payphones in Australia. As at 30 June 2006, we operated approximately 30,000 public payphones. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas.
Customer premises equipment
     As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and “calling number display” rental phones are available, making phones and phone features easier to use.
     We acquired the Converged Networks Group (“CN”) in March 2006. CN services the Western Australian market as Telstra Business Sales” exclusive franchise in Western Australia. CN’s principal product sets are Ericsson Enterprise (its core business) and more recently, IBM and Nortel. The acquisition effectively allows us to operate in our own right in Western Australia — rather than as a reseller to CN.

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Other sales and services
     The principal components of operating revenue that we record in other sales and services relate to information and connection services, external construction and various other minor products and services.
Subscription television
     We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (“PBL”) and The News Corporation Limited (“News Corporation”) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have also made programming commitments to FOXTEL. Each of these commitments expires in November 2008.
     FOXTEL is Australia’s leading provider of subscription television services, with over one and a quarter million subscribers (including our resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split approximately equally between those homes passed by our hybrid fibre co-axial cable (“HFC”) and those covered by a satellite distribution.
     FOXTEL DigitalTM offers customers access to around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (“EPG”), interactive sports and news applications and FOXTEL Box Office® (near video on demand). FOXTEL continues to enhance FOXTEL DigitalTM, launching new channels and interactive features, including additional news, sports and weather applications, as well as launching the FOXTEL iQTM in February 2005. The FOXTEL iQTM is a personal digital recorder (“PDR”) designed to change the way viewers watch television by enabling subscribers to record two programs simultaneously, even while watching a previously recorded program.
     Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.
     We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.
     FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations and commercial commitments” for further details regarding our exposure to these commitments.
     We also resell Austar United Communications Limited (“AUSTAR”) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.
     A discussion of competition in the subscription television services market is contained in “Competition — Subscription television”.
International investments
     Our major international investments include:
•	CSL New World Mobility Group, Hong Kong’s leading mobile operator of which we own 76.4%. It has around 2.6 million customers, equating to approximately 32% of Hong Kong’s mobile market. CSL New World Mobility has retained all CSL and New World brands thereby addressing all mobile market segments;

•	TelstraClear, our wholly-owned subsidiary, is the second largest full-service carrier in New Zealand. TelstraClear provides voice, data, Internet, mobile resale, managed services and cable television products

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and services to the New Zealand market. New Zealand is a an important market for our trans-Tasman customers, and this investment enables these customers to receive end-to-end services;

•	REACH, a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top carriers of international voice traffic. REACH operates and maintains or uses voice and data switching platforms, satellite earth stations and a network of over a network of over forty submarine cable and international satellite systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets;

Last year Telstra and PCCW reported a number of improvements to the REACH operating model, whereby REACH would provide voice and data services to the two shareholders in return for an outsourcing fee on a cost plus mark-up basis. This year has focused on a consolidation of the new operating model. Data volumes continue to grow strongly and voice business volumes are stable.

Telstra and REACH will continue to focus on a range of initiatives aimed at securing comprehensive international voice and data services at low unit cost; and

•	SouFun, a leading real estate and home furnishing website in China, which we purchased a 51 per cent shareholding in on 31 August 2006 as part of our growth strategy for Sensis.
     We also have a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, which owns and operates a fibre optic cable between Australia and Japan.
     Our 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) was divested in fiscal 2006.
Capital Expenditures and Divestitures
     For a discussion of the significant capital expenditures and divestitures we made in the preceding two-year period, refer to “Operating and Financial Review and Prospects — Cash flow”.
Research and development
     We continue to make significant investment in research and development. In fiscal 2006, the estimated spend was A$146 million. We review our project expenditure annually to determine its actual spend on research and development. The expenditure was determined to be A$157 million in fiscal 2005. For a detailed discussion of our research and development, refer to “Operating and Financial Review and Prospects — Research and development”.
Networks and systems
Transformation — Simplifying our infrastructure
Next-generation network (“NGN”)
     In November 2005, we outlined our plans to build a next-generation network and rationalise the more than 300 different network platforms provided by an array of vendors. On 7 August 2006 we announced that we had reached an impasse with the ACCC and as a result the FTTN component of the NGN remains on hold.
     Our current plan is to reduce our network platforms by 60% in three years and 65% in five years. As at 30 June 2006, we had capped or exited 48 of our network platforms exceeding our December 2006 target.
     Over the next five years the NGN initiative aims to remove network duplication and the high level of complexity by transforming our network infrastructure in Australia’s five major cities of Melbourne, Sydney, Adelaide, Brisbane and Perth. The transformation will include:
•	an Internet Protocol (“IP”) core network which will replace today’s dual cores and add new capacity, greater capability, improved reliability and lower cost per unit;

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•	an Ethernet network which will aggregate all traffic onto the new IP core supporting what we anticipate to be high throughput demands of next-generation applications and services;

•	a multi service edge, providing common services for customers regardless of access network and connectivity for business services including Frame Relay, ATM and Ethernet;

•	high capacity soft switch platforms which will support voice services and features over the common IP core, provide high capacity and high flexibility platforms.
     We believe the NGN will provide customers a simpler experience, fewer outages, faster services and a consistent experience across multiple devices and networks. This new network will also enable customer access to new and innovative services such as broadband Internet access many times faster than current speeds, multi-channel TV delivered over the Internet and video conferencing.
     This “next-generation network” will continue to be monitored and supported through a largely centralised global operations centre, which has a recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster.
Mobile telecommunications networks
     We currently own and operate two mobile network platforms, GSM and CDMA. Together, these cover around 98% of the Australian population and serve more than 8 million SIOs. Through CSL New World Mobility Group we also operate mobile services in Hong Kong.
     In November 2005, we committed to simplify our Australian mobile infrastructure and announced the plan to build a national 3GSM 850 MHz wireless network and, therefore, remove duplicate cost of maintaining and upgrading two networks. We launched our 3GSM 850 MHz or NEXT GTM wireless network on 6 October 2006.
     The NEXT GTM wireless network operates on our GSM platform and uses the 850 MHz radio frequency spectrum. The GSM platform will provide access to higher data speeds, better applications and provide economies of scale. The CDMA network will remain in place until the national NEXT GTM wireless network has the same or better coverage than the CDMA network coverage and until at least January 2008. The new network provides coverage to 98% of the Australian population.
     Our GSM digital network operates in the 900MHz and 1800MHz spectrum bands. As at 30 June 2006, our GSM network had approximately 4,750 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with just under 500 new base stations established in fiscal 2006.
     Our existing 3GSM service operates in the 2100 MHz spectrum band and with multi-band handsets it is compatible with our NEXT GTM wireless network.
Other current networks & infrastructure
Transmission infrastructure
     Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 4 million kilometres of optical fibre. Our major transmission routes incorporate Synchronous Digital Hierarchy (“SDH”) technology.
     Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH utilises satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

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Public Switched Telephone Network (“PSTN”)
     Our PSTN or fixed network supports voice, facsimile and dial-up data products and we continue to deploy new infrastructure as residential and business areas expand.
     Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage, overcome by our innovative application of a range of modern technologies. Some 286 digital switching nodes connect customers with each other through a combination of copper, fibre optic, radio and satellite technologies.
     Our network supports a range of switch features which include features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (“VPN”). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.
     The PSTN supports many operator assisted service products such as directory assistance and CallConnect. We are planning to enhance these services with higher levels of automation including the latest in advanced voice recognition technology. The PSTN is also Australia’s lifeline to Emergency 000 services.
     Our PSTN infrastructure in the five major capital cities is expected to evolve over the next five years, from the current technologies to increasingly utilising an IP core network and IP access switching to replace our traditional exchanges.
     We utilise CDMA-based wireless local loop technology in regional Australia as part of our contract with the Commonwealth to improve communications in extended zones. With the deployment of 3G mobile network technology we will have a similar capability after the CDMA network is phased out in early 2008 to ensure continuation of this type of service. In more remote areas satellite will continue to be used for providing calling and internet services.
Integrated Services Digital Network (“ISDN”)
     ISDN is a flexible, switched digital network. The integrated nature of this network means that ISDN can support many applications at the same time while using a single access point to the network, including traditional telephony as well as various data applications such as videoconferencing, Internet access and EFTPOS.
     The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end-to-end digital connection that allows us to deliver minimum 64Kbps connections to customers.
Intelligent Network (“IN”) platforms
     We operate a number of IN platforms that support a range of services across fixed, mobile and messaging services including:
•	inbound services such as Telstra Freecall® 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard®);

•	prepaid cards (Phoneaway®, Say G’day®);

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.

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     Our inbound services are important to our major business customers because they support their call centre and customer service operations. Our Contact centre enablement services, include network-based speech recognition, interactive voice response solutions, computer telephony integration and advanced call routing services.
Data networks
     We operate a number of data networks including a:
•	Switched Data Network (“SDN”);

•	National Transaction Switching Network; and

•	Digital Data Network (“DDN”).
     Our SDN comprises approximately 857 switches linked to access multiplexers at more than 130 sites around Australia. It is the backbone for numerous IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.
     Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our wholesale customers use the SDN as an element of their own retail offerings.
     Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.
     Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (“DAR”) products.
     In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network.
     The DDN and SDN will be replaced and customers migrated to new products as part of our transformation strategy.
Internet Protocol / Multiprotocol Label Switching (“IP/MPLS”) networks
     We operate a national Internet full IP routed network, which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond® Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.
     We also operate an MPLS (Multiprotocol Label Switching) based Routed Data Network (“RDN”) which supports both our internal IP network as well as our suite of IP Products under the name of IP Solutions. The RDN is also used to deliver IP Metropolitan Area Network (“IPMAN”) and Ethernet MAN services along with our interstate IP Wide Area Network (“IPWAN”). We offer a Government IP solution providing a direct fibre-based IP Network for use by Government agencies in Metropolitan and regional locations.
     The RDN supports the delivery of retail and wholesale Ethernet based products nationally.
     As part of the transformation, our Internet backbone network and the RDN will be replaced by a single IP/ MPLS core.
IP Voice Solutions
     We have provided a hosted open-standards IP Telephony solution for our corporate customers since 2003.

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     The IP Voice Solutions are delivered using a common Internet Protocol network utilising a Next-generation Network architecture.
Broadband network
     We deliver broadband capability through HFC, ADSL, Wireless and satellite services. Our HFC broadband network passes approximately 2.8 million homes and businesses. The optic fibre component of this broadband network consists of two forward and one return path fibre. The HFC network is designed to provide two-way transmission for interactive services and high-speed data downloads, currently up to 17Mbps via BigPond® Cable Extreme service.
     ADSL is a broadband technology using the existing copper line technology that also delivers PSTN services. ADSL deployment commenced in August 2000 and we achieved our target coverage for fiscal 2006 with over 2,300 ADSL enabled exchanges sites.
     We also offer satellite broadband services via both a two-way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable, ADSL or Wireless.
Digital Video Network
     Our Digital Video Network is an optical fibre network used by video broadcasters and aggregators for the transmission and distribution of their content. The capabilities of the network allow for seamless sharing of content between approved broadcasters as well as transmission of the content by means of high grade encoding techniques.
Electromagnetic energy (“EME”)
     Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (“ARPANSA”) and the World Health Organisation (“WHO”) for overall assessments of health and safety impacts of EME. The current consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.
     We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to protect the health and safety of the community and our employees.
     Together with other Australian mobile carriers, through the Mobile Carriers Forum (“MCF”), we have implemented a process to help ensure compliance with the Australian Communications Media Authority (“ACMA”) electromagnetic radiation framework and the Australian Communications Industry Forum (“ACIF”) code of practice for radio communications infrastructure deployment. We developed tools to assist compliance, such as the National Site Archive and National Antenna database, which have been adopted by the MCF.
     We have developed base station EME software that calculates environmental emission levels in a matter of seconds. Our RF-MAPTM software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAPTM software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.
     We are also active participants on national and international EME standards bodies and research institutions.

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Property, plant and equipment
Overview
     A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. As at 30 June 2006, we owned 5,233 freehold sites and occupied 8,870 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which are discussed in “Operating and Financial Review and Prospects-Contractual obligations and commercial commitments”.
Land access powers and immunities
     The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited specific activities involving inspection and survey of land, maintenance of facilities and installation of “low impact” facilities as prescribed by the Telecommunications Low Impact Facilities Determination 1997. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the network-related activities are to occur in areas of indigenous cultural heritage or on land where native title exists the relevant stakeholders are consulted. In areas of environmental significance, the Department of Environment and Heritage are also consulted and notified. The consultation period must be considered when determining activity timeframes. We have comprehensive land access procedures and systems to enable staff and contractors to comply with relevant legislation when undertaking network related activities.
Environmental issues
     Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We manage the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to minimise the potential impacts of environmental incidents. New equipment undergoes an environment assessment before being implemented into the network. Sites to be divested undergo environmental assessment and, if appropriate, remediation, prior to sale.
     We are aware of no current significant environmental issues that impede the utilisation or integrity of our network operation.

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Legal Proceedings
C7 litigation
     In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties (“the respondents”) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast the Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the “Broadband Co-operation Agreement”) and other matters.
     Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around A$1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order for damages or legal costs affecting us, the liability arising from that order may subsequently be apportioned between the relevant respondents, with us bearing only a portion of the total liability. Final oral submissions were completed in early October and we are awaiting judgement. In light of the progress of this case to date, we consider that it is unlikely to have any material effect on our overall business or financial position.
Shareholder class action
     In January 2006, a shareholder commenced a representative proceeding in the Federal Court against us. The statement of claim alleges that we breached the Corporations Act and the ASX Listing Rules between 11 August and 7 September 2005 by failing to disclose to the ASX or in our fiscal 2005 full year accounts (1) that our CEO, Mr Trujillo had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure, (2) that our CEO had forecast a significant and accelerating decline in our PSTN business, and (3) that we had communicated these matters to the Commonwealth. The claim seeks orders for compensation for the class of shareholders who bought shares between 11 August and 7 September 2005. The proceeding is at an early stage, and is considered unlikely to have any material effect on our overall business or financial position. We are vigorously defending the claim.
Competition notice regarding line access
     Refer “Regulation — Conduct regulation”.
Other
     We are also involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.
     We do not consider that there are any current proceedings that could materially adversely affect our overall business or financial position.

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Employees
     We are one of Australia’s largest employers. As at 30 June 2006, the Telstra Group employed 40,996 full-time employees. We also engage employees under flexible work arrangements including casual, supplementary and part-time employees. As at 30 June 2006, the Telstra Group had engaged the equivalent of 3,456 full-time employees under these flexible arrangements. In total, as at 30 June 2006, the Telstra Group’s full-time equivalent (FTE) employee total was 44,452 which is 1,775 less than at the same time in 2005, where the equivalent FTE employee number totalled 46,227.
     We also use contractors and agency arrangements to round out our total workforce. Including IT contractors, non-IT contractors, staff on agency arrangements, full-time employees and employed equivalents, we had a total workforce of 49,443 as at 30 June 2006 and a total workforce of 52,705 as at 30 June 2005.
     More than 90% of our employees work in Australia. However, we also have international interests, with employees in New Zealand, Asia and other locations as follows:

	As at 30 June
	2006	2005
New Zealand	1,395	1,508
Asia	1,884	1,060
Other	233	298
     The following table summarises full-time employees and equivalents in Australia and overseas for the past five financial years:

	As at 30 June
	2006	2005	2004	2003	2002
Full-time Australian based employees of the Telstra Group	37,599	39,680	35,774	36,781	40,084
Full-time equivalent total for the Telstra Group	44,452	46,227	41,488	41,620	44,595
Superannuation
     Our employees receive superannuation contributions that are either more generous than or comply with our legal obligations. The majority of our Australian employees are members of the Telstra Superannuation Scheme, our default fund, or in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme. Refer “Relationship with the Commonwealth — The Commonwealth as shareholder”.
     During fiscal 2006, we implemented Choice of Superannuation Fund in accordance with the legislation, which came into effect in July 2005. While the legislation allows for certain categories of our employees to be exempted, we extended this flexibility to as many employees as possible, subject to other legislative restrictions.
Employee Relations
     In September 2005, a new Enterprise Agreement (“EA”) was certified by the Australian Industrial Relations Commission. This EA covers approximately 50% of our employees, has a nominal expiry date of September 2008 and provides pay increases of 2.5% each year over a three-year period.
     Amendments to the Workplace Relations Act 2006 (Work Choices) were enacted on 27 March 2006. We have adjusted relevant terms and conditions of employment in accordance with the new Work Choices requirements.
Occupational Health and Safety
     We believe that the successful prevention of work-related injury and illness is achieved through a balance of robust management systems, engaged employees and committed managers. Telstra Care, our health and safety management system, focuses on leadership in safety, together with measurable accountabilities, through all levels of management. Each year we undertake an extensive schedule of occupational health and safety audits with the aim of continually improving safety at work. For the last nine years, the results have shown year-on-year improvement, which has a high correlation to our decrease in Lost Time Injuries.

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     Under our Telstra Care health and safety management system, in fiscal 2006 we have:
•	completed more than 57 external occupational health and safety audits across office and field based areas throughout Australia, taking the total to over 723 since the audit program commenced in December 1997;
•	included in this are 8 audits of our contractor management systems
•	further enhanced and simplified our successful office health, safety and environment planning to assist managers in achieving safe workplaces;
     As a result of the continuous improvement through the Telstra Group’s activities, during fiscal 2006:
•	Lost-Time Injuries (“LTIs”) reduced by 21% to 157;

•	The 12 month moving average of Lost-Time Injury Frequency Rate (measured by the number of LTIs per million hours worked) reduced from 3.2 to 2.7; and

•	The number of open claims has been reduced to 1796. This is a significant milestone as it is the first time since 1988, when we became a self-insurer that the number of open claims has fallen below 2000.
     In line with Commonwealth OHS Reporting, the following work-related incidents were reported in fiscal 2006:
•	42 employees were absent from work as a result of an incident for more than a month;

•	68 employees required emergency medical treatment or treatment in a hospital; and

•	201 dangerous occurrences were reported. These are work-related incidents that could have caused death, serious injury or incapacity to a person, but did not. Notably, we have a policy of reporting incidents quickly and often investigation reveals that the potential severity of an incident was less than initially estimated.
     Our focus is to rigorously identify the risks to our people and to manage those risks appropriately.
Annual general meeting
     Telstra’s annual general meeting will be held on 14 November 2006. The following items of business will be considered at that meeting:
•	Chairman and CEO presentations;

•	Remuneration Report;

•	discussion of financial statements and reports;

•	election and re-election of directors; and

•	proposed new constitution
     In its notice of the annual general meeting, the Telstra Board recommends the re-election of the four serving directors, and does not recommend the election of the five external candidates, including Mr Geoffrey Cousins.
     Due to the timing of the Global Offering, purchasers under the Global Offering will not have the right to attend and vote at Telstra’s annual meeting on 14 November 2006 unless they are existing shareholders. For further information see “Description of Shares and our Constitution” and “Description of the Instalment Receipts and Trust Deed”.
     At the time of the annual general meeting, the Commonwealth will hold approximately 51.8% of Telstra’s shares.
     The Commonwealth expects to exercise its voting rights at the forthcoming annual general meeting on 14 November 2006 in the following manner:
•	to support the resolution that the remuneration report be adopted;

•	in relation to the election and re-election of directors, to vote for Mr Macek, Dr Stocker, Mr Willcox, Mr Zeglis and Mr Cousins and to vote against Mr Vogt, Mr Mayne, Mr Cooper and Mr Kenos; and

•	to support the special resolution to adopt a new constitution.

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Competition
Overview
     Telstra operates in a number of highly competitive markets. There is no restriction on the number of carriers or carriage service providers (“CSPs”) in the Australian market, or on the types of products and services they may supply. Many of our competitors are subsidiaries of large, foreign-owned multinationals. Their presence in the Australian market, along with a myriad of smaller players (notably hundreds of ISPs), contributes to rigorous competition. There is not only competition within specific product offerings, but between them, as customers are substituting one method of communication for another, such as mobile for basic access at home. While the overall communication market has grown in size, our market share has declined due to competition. Further, the traditionally high-margin PSTN market is shrinking.
     In summary, as at 30 June 2006, we estimate our retail market shares in the products and services we provide to be as follows:

	Retail Market Share
	2006	2005	2004
Basic access services	71%	73%	75%
Local calls	71%	73%	74%
Domestic long distance minutes	63%	62%	65%
International long distance minutes	50%	51%	52%
Mobile services(1)	43%	45%	46%
Internet services (retail broadband)(2)	44%	41%	41%
Data revenue(3)	62%	62%	64%
Subscription television services(4)	60%	60%	58%
Sensis advertising(5)	N/A	13%	13%

(1)	Based on Telstra, Optus, Vodafone and Hutchinson data.

(2)	Retail broadband includes BigPond® Broadband and retail business broadband services like Telstra Mobile Broadband, Internet Direct and Hyperconnect.

(3)	Excludes ISDN but includes some wholesale revenues.

(4)	FOXTEL excludes services provided on a wholesale basis to other providers such as Optus TV.

(5)	2006 data not available as of the date of this Institutional Offering Memorandum. Figures are for 31 December.
Basic access and local calls
     Historically, we faced limited competition in basic access and local calls services. Today we compete for business and residential customers primarily in large cities, because our competitors have built networks or have access to networks in those areas. Local number portability has contributed to facilities and network-based competition. We also face increasing competition from fixed Voice over Internet Protocol (“VoIP”) call operators.
National long distance and international services
     Our market share for national long distance and international telephone services has been eroded by fierce competition as competitors build switching and build or lease transmission capacity. In most cases, the PSTN originating and terminating access is purchased from us on a wholesale basis. We also compete in this market with a number of operators who sell international calling cards direct to the public via retail outlets.
Mobile telecommunications services
     The mobile telecommunications market is highly competitive. Optus, Vodafone and Hutchison own networks, and several CSPs specialise in the resale of mobile services. We estimate that market penetration as of 30 June 2006 was 96%. The rate of growth in voice services in operation is slowing considerably. Mobile service providers are

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looking to future growth in revenue from high speed data usage by existing subscribers. We expect that our new high speed NEXT GTM wireless network will provide differentiation in the mobile market, through greater coverage, faster speeds and new value-added services.
     Spectrum is required for mobile services and is auctioned by ACMA from time to time. Limits may be imposed upon the amounts of spectrum we or other bidders may purchase.
Data access services
     The Australian data access market is competitive. Customer demand for new growth data services based on DSL, Ethernet or IP-based solutions is increasing. Competition is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are offering Voice over DSL (“VoDSL”) and in the future will likely offer integrated voice and data bundles. Nine of our competitors have outlined for consideration a model to build a jointly owned FTTN network to deliver broadband services to a large number of customers. The Commonwealth has announced a A$878 million scheme to subsidise Internet service providers to supply broadband services in regional, remote and rural Australia. This scheme is likely to increase facilities and network-based competition.
Internet access services
     The ISP market in Australia is diverse and highly competitive with over 700 ISPs, ranging in size from very small to substantial. For Internet access services, differentiation includes quality of service, price, speed, voice bundles, value added services, content and availability of local call access and associated information or transaction services.
     We provide both dial-up and broadband Internet access services using a range of ADSL, cable, wireless and satellite technologies.
Online services
     We compete with domestic and international companies for online, content and web hosting services. We seek to differentiate ourselves through factors including brand recognition and the entertainment, educational and commercial value of our content. In response to increasing competition in the market for content, we have formed alliances with providers of content such as sport and music to deliver additional value to our customers.
Wholesale services
     The wholesale market is becoming more competitive with 30 carriers including Optus and PowerTel having invested in infrastructure which enables them to offer wholesale products and services. Telstra Wholesale has more than 500 customers, including approximately 400 ISPs. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers approximately 40 wholesale-only products. Competition is strong in the wholesale provision of transmission services. Wholesale prices are generally falling as new competitors enter the wholesale services market.
Subscription television
     FOXTEL (of which we own 50%) and Optus are the main providers of subscription television services over cable in largely overlapping areas.
     AUSTAR distributes subscription television through digital satellite systems in regional areas. FOXTEL and AUSTAR compete only in limited areas.
     FOXTEL is the leading subscription television provider in Australia. It has more than 1.25 million subscribers using both cable and satellite (aggregating FOXTEL’s retail and wholesale customers). In fiscal 2006, FOXTEL increased its subscribers by more than 10%. Digital services provide more choice to subscribers and greater revenue to FOXTEL. All FOXTEL services will be digital by March 2007.

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     Subscription television providers compete with free-to-air television operators. Free-to-air television operators are given priority in the telecasting of most major sports programs. From 2007, they will be allowed to broadcast an additional channel each.
Advertising, Directories and Information Services
     Sensis, our directories and search business, operates within the highly competitive Australian advertising market. We face competition in automotive, travel and general merchandise markets from a number of print and online businesses. We also face competition from a variety of print and online directories and search businesses. The brands and intellectual property of Sensis are very important to its business and Sensis will consider all avenues open to it to defend those rights.
     Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (“IPND”) which we maintain as a requirement of our carrier licence.
Payphones
     Our payphones business faces increasing competition from new entrants, the increasing use of calling cards that erode payphones revenues, and increased mobile usage.

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Regulation
Overview
          Current regulations were largely set in 1997 when the structure of the Australian telecommunications market was substantially different than it is today. In our view, those regulations significantly diminish shareholder value by increasing our costs and reducing the opportunity for us to earn revenue and grow, and undermine the development of a sustainably competitive and financially healthy industry. We face substantial regulatory risks in our business which have had, and we expect will continue to have, a significant adverse effect on our operations and financial performance. This is an issue with which management is seriously concerned and committed to seek reform on behalf of our shareholders.
          There are three key areas of regulatory impact:
•	Access regulation: the ACCC can require compulsory competitor access to our networks at prices arbitrated by the ACCC if the parties fail to agree. We believe that those prices have been significantly less than our calculations of the efficient costs of supply and effectively provide our competitors with heavily subsidised access to our investments. There is no right to a merits review of ACCC decisions to require access or arbitrate prices. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to our NEXT GTM wireless network should be required. In addition, the uncertainty associated with the access regime meant that we decided we were not able to build our proposed A$3 billion fibre to the node (“FTTN”) network despite the substantial operational savings and incremental revenues for us and the significant benefits for Australia in the widespread availability of high speed broadband services;

•	Conduct regulation: Telstra and the ACCC differ in critical instances in their views as to what amounts to anti-competitive conduct in breach of the TPA. For example, the ACCC has stated that it has reason to believe that, by raising our basic access prices to competitors without a similar increase in retail prices, we have engaged in anti-competitive conduct. In our view, an increase in access prices to allow a greater recovery of our costs is not anti-competitive conduct. We believe that should the ACCC allege that we have engaged in anti-competitive conduct, it will rely on the potential of very large fines in an endeavour to have us modify what we consider to be normal commercial behaviour.

The ACCC may in the future regard other of our conduct as a breach of the TPA. In addition, the Communications Minister has a broad power to vary our operational separation plan subject only to the aims and objects of the legislation which are very broad. Any such variation could allow the Minister to determine the way we conduct our business; and

•	Social regulation: as the former national telecommunications carrier, some regulations are specific to us and do not apply to our competitors. For example, we are subject to retail price controls and are obliged to make certain uneconomic services available in rural and remote areas without in our view receiving a fair contribution to costs from our competitors.
          We are regulated as a carrier and as a carriage service provider (“CSP”). A description of principal industry regulators is set out at the end of this Regulation section.
Access regulation
          Part XIC of the TPA is an access regime specific to the telecommunications industry.
Declaration of services
          The ACCC may declare that a particular telecommunications service of a carrier or CSP is a declared service and so must be supplied to access seekers upon request. A carrier or CSP is not able to seek a merits review of such declarations.
          The main services declared by the ACCC are:
•	PSTN originating and terminating access (“PSTN OTA”);

•	mobile terminating access service (“MTAS”);

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•	transmission capacity (except links between mainland capital cities and some routes between capital cities and regional centres) on various bandwidths;

•	certain digital data access service;

•	an unconditioned local loop service (“ULLS”) allowing access seekers exclusive use of copper wires which connect customer premises;

•	a spectrum sharing service (“SSS”) allowing an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer;

•	local carriage services (“LCS”) (except in central business districts);

•	wholesale line rental (“WLR”) (except in central business districts); and

•	an analogue subscription television broadcast service.
     FTTN
          On 15 November 2005, we announced our next-generation network including an extensive FTTN network to provide high speed broadband services in Australia’s five largest cities. The rollout of the FTTN network was, however, subject to obtaining what we viewed a reasonable regulatory outcome including acceptable guarantees about what services would have to be provided to competitors under the access regime and how much they would be required to pay. No such outcome was achieved, and accordingly, on 7 August 2006, we announced that the discussions with the ACCC to allow this investment to proceed had failed. We have made clear that we would not invest in an FTTN network unless we were satisfied that our costs would be recognised (especially those we incur in providing services to rural, regional and remote Australia) and could be recovered.
     3G
          The ACCC may hold a public inquiry at any time into whether mandated competitor roaming on or other access to our NEXT GTM wireless network should be required, despite the market for mobile services being highly competitive. If roaming or other access were mandated, we would lose the competitive advantage of the wider coverage of our NEXT GTM wireless network, despite having made a substantial investment in that network. A loss of this ability would have a substantial impact on our mobile revenues. In fiscal 2006, we grew mobile revenues by A$284 million. We believe future growth in mobile revenues would be severely compromised by mandated roaming as would our ability to grow or even hold mobile market shares. Further, depending on the extent to which competitors acquire mandated roaming rather than invest in their own 3G network, this could result in significant additional mobile and transmission network capital expenditure requirements on us.
     LCS
          In July 2006, the ACCC extended the declaration of LCS by three years and declared WLR for the first time for the same period — despite the growing level of facilities and network-based competition and the fact that line rental had for many years been available from us on a commercial basis.
     Future declarations
          If the ACCC believes that it would promote the long-term interests of end users, it may declare other services, such as a high-speed broadband service using ADSL2+ or HFC cable network. We believe that such declarations would be unwarranted.
Terms and conditions of access
          Part XIC of the TPA also empowers the ACCC to determine the terms of access to the declared services, taking into account such criteria as the long term interests of end users. For example, the ACCC has issued Model Terms and Conditions (price and non-price) for core declared services, such as the ULLS, PSTN OTA and LCS. It has also

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published pricing principles for various declared services informing the industry of how prices for these services are likely to be determined by the ACCC in an arbitration.
          In most cases, the ACCC proposes that the prices of declared services should be cost based to reflect the total service long run incremental cost (“TSLRIC”) of providing the service. In applying the TSLRIC methodology, we have often disagreed with the ACCC’s calculation of our TSLRIC costs of providing declared services. For some services, such as the LCS and WLR, the ACCC has adopted a Retail Minus Retail Costs (“RMRC”) approach, which has for some services the potential to deliver a price that is below our calculation of the TSLRIC of the service.
          The legislation also allows the Minister to make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date, no Ministerial pricing determination has ever been issued.
          In relation to bilateral negotiations, Part XIC gives primacy to commercial negotiations; however, if negotiations are unsuccessful, the ACCC has the power to arbitrate the terms and conditions of access which are in dispute. The ACCC can issue interim and final determinations in an arbitration. Final determinations may be backdated to the date negotiations between the parties commenced. In addition, while arbitration proceedings are confidential between the parties, the ACCC has the ability to publish any determination it makes.
          An adverse outcome in an arbitration would harm us in terms of lower wholesale revenues and a greater ability for our wholesale customers to be competitive in retail markets. It would also weaken our position in negotiating access prices with other wholesale customers.
          An access provider of a declared service may also lodge an undertaking with the ACCC, setting out the terms and conditions upon which it proposes to provide a declared service. If that undertaking is accepted by the ACCC, then any determination made by the ACCC in an arbitration must be consistent with the terms of the accepted undertaking. While it is not possible to apply to the Australian Competition Tribunal (“ACT”) for a merits review of an arbitral decision of the ACCC, we have the right to a merits review by the ACT of a rejection by the ACCC of an access undertaking.
     Unconditioned Local Loop Service (“ULLS”)
          ULLS allows our competitors to install their equipment in our exchanges and provide voice and broadband services to retail customers, bypassing much of our network and allowing them to compete aggressively in the retail market place. As at 30 June 2006, our competitors had installed equipment in over 80% of exchanges in band 2, giving them coverage of around 92% of PSTN lines in band 2 exchanges. We estimate that this coverage in band 2 will increase to around 95% by 30 June 2007. In total, competitors have installed equipment in around 555 exchanges across Australia, and we estimate that by 30 June 2007, this number will increase to over 1,000 exchanges across Australia.
          The ACCC has over time reduced the prices it believes we should charge for ULLS, although many of our costs of providing ULLS (such as fuel, copper and labour) have increased significantly over that time. In addition, the ACCC has indicated that we should charge different prices in different areas for ULLS, despite the fact that we are effectively required to charge the same residential and business retail prices for a basic line rental service throughout Australia. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to many customers in high cost, low density areas at the same retail price as in metropolitan areas — without what Telstra believes to be adequate compensation from the universal service obligation regime (see below).
          In December 2005, we submitted a ULLS access undertaking with a single (or averaged) price of A$30 per month for all areas. On 28 August 2006, the ACCC issued a final decision, rejecting the undertaking on the basis that it was not satisfied that our costs and the averaging of those costs were reasonable. The ACCC did not give an indication of what prices it would regard as reasonable. We have appealed that rejection to the ACT.
          In addition, Primus, Optus, Chime, PowerTel, XYZed, Request and Macquarie are each in arbitration with us claiming that our charges for ULLS are too high. In August 2006, the ACCC made binding interim decisions in

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several of these arbitrations that prices remain deaveraged and that the price in band 2 (the metropolitan area —where the greatest number of ULLS services will be provided) be reduced from A$22 per month to A$17.70 per month. There is a risk of the final decisions setting a lower price. We will consider all avenues open to us to challenge any such outcome.
          Following these decisions, we revised our earnings outlook for fiscal 2007, with EBIT growth revised to between 2% and 4% from between 4% and 6% (subject to various assumptions), illustrating that adverse regulatory decisions by the ACCC can have an immediate and significant adverse effect on Telstra’s business. Refer “Operating and Financial Review and Prospects — Outlook”.
          As an illustration of the longer term impact of such an adverse regulatory decision, management estimates that ULLS implemented in band 2 in accordance with the ACCC’s interim pricing would lead to an estimated A$2.5 billion reduction in Telstra’s enterprise value. This estimate assumes that 20% of PSTN customers are served by ULLS by 2015 and a band 2 access price of A$17.70 per month as compared with the earlier price of A$22 per month. The calculation considers the first order impacts of the price reduction for wholesale services and assumes a full flow through of the reduced access price to retail PSTN and broadband prices by us and our competitors.
          The impact of such ACCC pricing in subsequent years would be greater due to increased uptake of ULLS by access seekers.
     Spectrum Sharing Service (“SSS”)
          The ACCC has applied TSLRIC pricing principles to the SSS. In December 2005, the ACCC rejected our SSS monthly charges undertaking of A$9, which was consistent with the range of indicative prices previously published by the ACCC for the service. We unsuccessfully appealed this rejection to the ACT.
          Primus, Chime and Request are each in arbitration with us claiming that our charges for SSS are too high. The issues covered by these arbitrations relate to the appropriate price payable for the monthly charge for SSS, the connection price for SSS, as well as some non-price terms. On 6 October 2006, the ACCC issued two draft interim decisions reducing the monthly charge to A$3.20. If this significant reduction is confirmed, we believe there will be accelerated growth in SSS enabling our competitors to provide broadband and VoIP services, placing retail pricing pressure on us, while we are restricted to supplying basic access services.
     PSTN Originating & Terminating Access (“PSTN OTA”)
          The ACCC has published pricing principles for PSTN OTA, stating TSLRIC as the appropriate methodology for determining the price of the service. We had an access undertaking accepted by the ACCC for the price of PSTN OTA, which expired on 30 June 2006.
          In March 2006, we filed a new undertaking with the ACCC, seeking new prices and a new pricing structure for the service. The undertaking sets out new prices which would operate for two years from 1 July 2006. The prices propose an increase from the previous prices that applied, reflecting our efficient costs of providing the service, and recognizing the falling volume of traffic on the network. In July 2006, the ACCC indicated in its draft indicative prices that the headline rate should be A$0.01 per minute compared to a headline rate in our proposed undertaking of A$0.0218 per minute. In September 2006, the ACCC gave a draft decision rejecting the undertaking.
          Optus has notified an access dispute to the ACCC in relation to the price payable to us for PSTN OTA.
     Local Carriage Service (“LCS”) and Wholesale Line Rental (“WLR”)
          In June 2005, our accepted undertaking for the price of the LCS expired. We filed a new undertaking with the ACCC in conjunction with its PSTN OTA price, setting out a lower price for the LCS, which would apply from 1 July 2006. The LCS price reflects our view of the RMRC approach the ACCC might adopt in determining the LCS price for the period of the undertaking.
          In July 2006, the ACCC indicated its draft view that the price of LCS should be A$0.1769 per call, calculated on an RMRC basis, pending the implementation of a cost based pricing approach. While this compares well with the price in our proposed undertaking of A$0.0928 per call, the LCS is usually provided in conjunction with WLR and the ACCC has indicated its draft view that the price of WLR should be A$23.57 per month residential and

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A$26.30 per month business, calculated on an RMRC basis (pending the implementation of a cost based pricing approach) compared with our price charged of A$27.60 residential and A$31.77 business per month. Rebalancing in this way by reducing fixed charges and increasing usage charges would be detrimental to us. In September 2006, the ACCC gave a draft decision rejecting the LCS undertaking.
          Optus has notified access disputes to the ACCC in relation to the terms and conditions of access for the supply by Telstra of LCS and WLR.
     Mobile terminating access service (“MTAS”)
          The ACCC has published pricing principles for MTAS of A$0.15 per minute for calendar 2006 and A$0.12 per minute for the first six months of 2007. MTAS is an input into the fixed-to-mobile and mobile-to-mobile services provided by us to our customers. The ACCC has rejected undertakings by Optus, Vodafone and Hutchison, each of which seek to claim prices in excess of the indicative prices published by the ACCC (for example, Optus has sought A$0.17 per minute for calendar 2007). Optus and Vodafone have appealed the ACCC’s rejection of their undertakings to the ACT. We have intervened in these proceedings, and the hearings commenced in August 2006.
          We are also engaged in arbitrations against Optus, Vodafone and Hutchison, claiming that the MTAS prices they are seeking to charge for calendar 2006 are too high. Recently, the ACCC issued draft final decisions broadly consistent with the ACCC’s pricing principles.
     Transmission capacity
          Chime has filed an arbitration against us, claiming our transmission capacity charges are too high.
Conduct regulation
     Competition rule
          In addition to the general requirements of trade practices law, a carrier must not engage in anti-competitive conduct in breach of the competition rule. A carrier may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market (including the use of market power for an anti-competitive purpose); or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct with such an effect.
          The ACCC can issue a Part A competition notice if it has reason to believe that a carrier has contravened the competition rule.
          The ACCC can also issue a Part B competition notice which will be more detailed than a Part A notice; and it is the presumptive evidence of the information in it that can be used in court proceedings against the carrier.
          Any person (including competitors) may apply at any time to the Federal Court for an injunction to restrain a contravention of the competition rule, whether or not a competition notice has been issued.
          A carrier may be liable to pay penalties imposed by the Federal Court of up to A$10 million plus A$1 million per day of contravention or, if the contravention lasts for more than 21 days, up to A$31 million plus A$3 million per day (up to a maximum period of one year), and may also be liable for compensatory damages to affected competitors, if:
•	it continues to engage in conduct that is the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
          In Telstra’s view, the amount of any penalty imposed by the Federal Court is likely to be significantly less than the maximums set.

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          In December 2005, we increased our prices for line access provided to our competitors without a similar increase in our retail prices, in order to price closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in the retail market even though there is still a profit margin for our competitors in reselling line rental as a part of a bundled package along with local, long distance and fixed-to-mobile calls. The ACCC has argued that our conduct is taking advantage of substantial market power which has or is likely to have the effect of substantially lessening competition in the retail market, and that therefore we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd (ACN 008 570 330) has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. We will vigorously defend these proceedings and any enforcement proceedings which may be brought by the ACCC, on the basis that we have not breached the competition rule simply by moving our prices closer to our average cost of providing access.
          We have also claimed that the competition notice should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the notice. The ACCC argues that it has complied with all of its duties of procedural fairness and natural justice. If this challenge is successful, the ACCC will still be able to issue a fresh competition notice but only after proper consultation.
     Record-keeping rules
          We are required by the ACCC to keep detailed financial statements in respect of several wholesale and retail services. We must report periodically to the ACCC on imputation testing to establish the adequacy of the margin, between our wholesale and retail prices as part of the accounting separation provisions. If there is an inadequate margin the ACCC can investigate to see if we have breached the competition rule. We are also required to keep detailed records and report to the ACCC comparing our performance in providing and maintaining basic access and ADSL services to retail and wholesale customers. Our imputation tests and performance reports are published by the ACCC.
          We estimate that compliance with the ACCC record-keeping rules costs us A$2.3 million per annum. Most of this expense is associated with accounting separation. To date, there has been no indication whether this requirement will be removed in light of the introduction of operational separation.
     Operational separation
          While the Commonwealth has firmly rejected calls for the Telstra wholesale and resale businesses to be placed in separate ownership, in September 2005, legislation was passed mandating the operation of separate retail, wholesale and network business units (operational separation). We prepared an operational separation plan which was adopted by the Communications Minister in June 2006. In general, the plan covers:
•	the requirement to keep various business units separate;

•	measures we have adopted to ensure that the standard of delivery of services and information to wholesale customers is equivalent to that for retail customers;

•	a price equivalence framework directed towards providing assurance that we are behaving legitimately in the pricing of particular services; and

•	provisions to ensure that we provide equivalent operational quality, fault detection and rectification and service activation and provisioning for retail and wholesale customers of those services.
          We are also required to establish and publish notional contracts between our network services, wholesale and retail business units as a means of achieving equivalence in operational quality, fault detection and rectification and service activation and provisioning.
          The operational separation provisions place an additional burden on us with numerous restrictions imposed on the way we run our business. An important risk with operational separation lies in the power of the Communications Minister to make such variations to our operational separation plan as could allow the Communications Minister to

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determine the way we conduct our business, subject only to the aims and objects of the legislation which are very broad.
Social Policy Regulations
     Retail price restrictions
          The Communications Minister has set retail price controls on some of our services that apply until 30 June 2009. These price controls do not apply to our competitors.
          A basket of our line rentals, local, national, international and fixed-to-mobile calls is subject to an overall price freeze. Up to 30 June 2007, some services are subject to a price cap of 1.5 X CPI, and, between 1 July 2007 and 30 June 2009 our basic line rental products and connection services may be increased only by the rate of inflation. These caps may limit our ability to increase line rental charges to recover their full cost and to rebalance our charging between line rentals and call charges. We are required to offer a basic line rental service to residential and business customers at the same price throughout Australia. In addition, we must offer a standard line rental to residential customers, charity customers and schools.
          In addition, we are subject to the following regulations:
•	The ACCC has powers to monitor and report on our compliance with price controls and has broad discretion to determine methodologies that specify how the price controls to which we are subject are to operate.

•	We are not permitted to charge more than A$0.50 (including GST) for a local call from a public payphone or (in most cases) more than A$0.22 (including GST) for an untimed local call from any other service.

•	Our price for local calls provided in non- metropolitan areas must not exceed the price charged by us in metropolitan areas.

•	We cannot charge more than A$0.22 (including GST) for certain calls made to an Internet service provider using an 0198 access number.

•	We cannot impose or alter a charge for a directory assistance service without notifying the Communications Minister who may disallow such changes.
          All CSPs must offer untimed calls to residential and charity customers for all local calls and to business customers for local voice calls.
          The extent to which we face facilities or network-based competition varies significantly across the country. In many areas there is substantial alternative network investment reflecting higher population densities. We are effectively required to charge the same price for a basic line rental service for all retail customers across Australia, without what we believe to be adequate compensation from the universal service obligation regime (see below).
     Carrier licences
          All carriers must as a condition of their carrier licence comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their access obligations under the TPA. The Communications Minister has broad powers to impose further conditions on any carrier licence. Any breach of a licence condition is subject to a penalty of up to A$10 million imposed by the Federal Court.
     Local presence licence condition
          In 2005, the Communications Minister issued a licence condition requiring us to maintain a local presence in regional, rural and remote Australia, to the extent that this is broadly compatible with our overall commercial interests and does not impose undue financial or administrative burdens on us. The licence condition requires us to prepare a plan setting out how we will fulfil the condition for approval by the Communications Minister. We are required to take all reasonable steps to comply with our approved plan.

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     Universal service and digital data service obligations
          We have an obligation to fulfil the universal service obligation (“USO”) and the Digital Data Service Obligation (“DDSO”) throughout the whole of Australia. We must ensure that standard voice services, payphones and a digital data service with a speed broadly equivalent to 64kbps are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business. We must also take into account the needs of customers with disabilities. We are required to submit plans to ACMA and the Communications Minister for their approval which set out how we will fulfil the USO and DDSO throughout Australia.
          Our net losses that result from supplying services under the USO and DDSO are required to be shared among all carriers according to their size by revenue. The other participating carriers typically pay around 30% of the net USO cost. The universal service subsidies are determined by the Communications Minister and historically have been significantly less than our actual costs in meeting the USO and DDSO and the costs last modelled by ACMA. The last time ACMA undertook a detailed costing of the USO, it estimated the total USO cost to be A$548 million per annum, although we estimate the cost to be significantly higher. The capped costs for fiscal 2006 to fiscal 2008 are A$171.4 million, A$157.7 million and A$145.1 million respectively.
     Customer service guarantee (“CSG”)
          ACMA has made mandatory standards for CSPs in relation to the connection and repair of standard voice telephone services and the keeping of customer appointments. From 31 October 2006, the damages payable for CSG breach include: up to A$24.20 for a missed appointment and up to A$24.20 for each working day of delay up to five working days and up to A$48.40 per working day of delay after that for delayed connection or repair. Damages cannot exceed A$25,000 per customer for each contravention.
          We alone must also comply with a network reliability framework set by the Communications Minister which imposes obligations for the monitoring, prevention and remedying of CSG faults.
     Principal industry regulators
          The Communications Minister is primarily responsible for telecommunications industry policy and legislation and has very broad discretionary powers to make rules and licence conditions and to give directions, a breach of which is subject to a penalty imposed by the Federal Court of up to A$10 million.
          The ACCC administers the TPA which regulates competition generally and includes specific provisions governing conduct in the telecommunications industry and mandated access to certain telecommunications services. The ACCC also administers retail price control arrangements that apply only to us.
          ACMAwas formed on 1 July 2005, assuming the functions previously held by the Australian Communications Authority and the Australian Broadcasting Authority. ACMA is responsible for regulating the technical aspects of the telecommunications industry. Importantly, ACMA also administers spectrum use policy and the issuing of spectrum licences, which are of critical importance to mobile telecommunications.
          ACMA may give written directions to carriers and CSPs requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their licence conditions. Breach of such a direction is subject to a penalty imposed by the Federal Court of up to A$10 million.
          The ACCC and ACMA are independent statutory agencies and the ACCC is in general not subject to ministerial oversight or direction. The Telecommunications Industry Ombudsman is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs.
          The industry also self-regulates through codes and standards. An industry body, the Australian Communications Industry Forum (“ACIF”), has developed many codes regulating detailed technical and operational aspects

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of the telecommunications industry in areas such as billing accuracy, churn, credit management and customer transfer. On 1 September 2006, ACIF merged with the Service Providers Association Incorporated (“SPAN”) and formed the Communications Alliance.
          ACMA registers ACIF codes under the Telecommunications Act and has the power to direct carriers or CSPs in breach of a code to comply. Breach of a direction is subject to a penalty of up to A$250,000 imposed by the Federal Court.
Offshore subsidiaries
          Our international operations are subject to regulation and licensing requirements in Hong Kong, Japan, Singapore, New Zealand and the United Kingdom. We are also subject to regulation and licensing requirements by the US Federal Communications Commission and state regulators in the states of New York, Texas and California.
          Some of these licenses may require notification or approvals from the relevant regulators and related governmental departments in respect of any change in control resulting from the completion of the Global Offering and the Commonwealth’s transfer of its shares in Telstra to the Future Fund. Some of the consents required in relation to our United States and Singapore regulatory licenses and related agreements may not be obtained when required, in which case fines and other penalties may be imposed. There is a risk that these licenses and related arrangements may also be cancelled. While we do not believe that the relevant businesses make a significant contribution to our financial results, if one or more of REACH’s licenses were cancelled, this could have a significant effect on the carriage of our international voice and data traffic.

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Directors and Management
Directors
          As of the date of this Institutional Offering Memorandum, our directors were as follows:

			Year of Initial	Year Last
Name	Age	Position	Appointment	Re-elected(1)
Donald G McGauchie	56	Chairman	1998	2005
Sol Trujillo(2)	54	Chief Executive Officer	2005	2005
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	51	Director	2000	2005
Charles Macek	59	Director	2001	2004
John W Stocker	61	Director	1996	2003
Peter J Willcox(3)	61	Director	2006	—
John D Zeglis(3)	59	Director	2006	—

(1)	Other than the CEO, one-third of directors are subject to re-election by rotation each year.

(2)	Sol Trujillo was appointed Chief Executive Officer 1 July 2005.

(3)	In accordance with our constitution, Peter Wilcox and John Zeglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
          Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Global Offering, at which time the Commonwealth will still own approximately 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board. Mr Cousins is a director of the Cure Cancer Australia Foundation. In Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins. See “Risk Factors”.
          A brief biography for each of the directors and the company secretary as of the date of this Institutional Offering Memorandum, is presented below:
     Donald G McGauchie — AO
          Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is chairman of the Nomination Committee and is a member of the Remuneration Committee.
•	Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.

•	Directorships of other listed companies — current: Director, James Hardie Industries NV (since 2003) and Nufarm Limited (since 2003).

•	Directorships of listed companies — past three years: Deputy chairman, Ridley Corporation Limited (1998-2004); director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).

•	Other: Current: director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate. Former: President of the National Farmers Federation (1994-1998); Chairman, Rural Finance Corporation

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(2003-2004). Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.
Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado).
          Mr Trujillo joined Telstra as CEO on 1 July 2005.
•	Experience: Mr Trujillo has spent his career in the communications sector where he managed fixed-line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was Chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.

•	Directorships of other listed companies — current: Target Corporation (since 1994).

•	Directorships of listed companies — past three years: Director, Electronic Data Systems Corporation (EDS) (2005-2005), PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).

•	Other: Current: Member, World Economic Forum (since 2005) and UCLA’s School of Public Affairs (since 2000); Trustee, Boston College; Director, Tomas Rivera Policy Institute (since 1991).

Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
     Belinda J Hutchinson — BEc, FCA
          Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
•	Experience: Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1993 where she was an executive director. She was previously a Vice President of Citibank Ltd.

•	Directorships of other listed companies — current: Director, QBE Insurance Group Limited (since 1997) and Coles-Myer Ltd (since 2005).

•	Directorships of listed companies — past three years: Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).

•	Other: Current: Director, St Vincent’s and Mater Health Sydney Limited (since 2001); President, Library Council of New South Wales (since 2005) (member since 1997); and Consultant, Macquarie Bank Limited (since 1997). Former: Director of Energy Australia Limited (1997-2005).
     Catherine B Livingstone — BA (Hons), FCA, FTSE
          Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
•	Experience: Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the Chief Executive of Cochlear Limited (1994-2000).

•	Directorships of other listed companies — current: Director, Macquarie Bank Limited (since 2003).

•	Directorships of listed companies — past three years: Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).

•	Other: Current: chairman, CSIRO (2001- ); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC).
Former: Chairman and Director Australian Business Foundation (2000-2005);
Director, Sydney Institute (1998-2005); former Member, Department of Accounting and Finance Advisory Board Macquarie University.

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     Charles Macek — BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
          Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is Chairman of the Remuneration Committee.
•	Experience: Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.

•	Directorships of other listed companies — current: Director, Wesfarmers Ltd (since 2001) and Living Cell Technologies Limited (since 2006).

•	Directorships of listed companies — past three years: Chairman and director, IOOF Holdings Ltd (2002-2003).

•	Other: Current: Chairman, Sustainable Investment Research Institute Pty Ltd (since 2002) and Financial Reporting Council (FRC) (since 2003); Director, Williamson Community Leadership Program Limited (since 2004); Victorian councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.

Former: Chairman, Centre for Eye Research Australia Ltd(1996-2003);director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).
     John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
          Dr Stocker joined Telstra as a non-executive director in October 1996. He is Chairman of the Audit Committee and Technology Committee.
•	Experience: Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his role subsequently as chief scientist for the Commonwealth of Australia (1996-1999).

•	Directorships of other listed companies — current: Chairman, Sigma Pharmaceuticals Ltd (since 2005); director, Circadian Technologies Ltd (since 1996) and Nufarm Limited (since 1998).

•	Directorships of listed companies — past three years: Chairman, Sigma Company Ltd (1998-2005); director, Cambridge Antibody Technology Group plc (1995-2006).

•	Other: Current: Principal, Foursight Associates Pty Ltd.

Former: Chairman, Grape and Wine Research and Development Corporation (1997-2004).
     Peter J Willcox — MA, FAICD
          Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
•	Experience: Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited, from 1986 to 1994. He has wide and diverse experience as a director and Chairman of Australian and American listed companies. He sits on the advisory board of CVC Asia Pacific (Australia) Limited.

•	Directorships of other listed companies — current: Chairman, Mayne Pharma (since 2005).

•	Directorships of listed companies — past three years: Chairman, AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).

•	Other: Current: Director, CSIRO (2006- ).
Former: Director, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000); F.H. Faulding & Co Ltd (1996-2001), James Hardie Industries Ltd (1994-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994) and Woodside Petroleum (1986-1993).

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     John D Zeglis — BSc Finance, JD Law
          Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
•	Experience: Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard. Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as President of AT&T in 1998 and Chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale to Cingular Wireless.

•	Directorships of other listed companies — current: Director, Helmerich & Payne Corporation (since 1989).

•	Directorships of listed companies — past three years: Director, Georgia Pacific Corporation (2001-2005).

•	Other: Current: director, AMX Corporation; (since 2005) and State Farm Automobile Insurance (since 2004).

Former: director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
          The following directors resigned or retired during fiscal 2006:
•	John E Fletcher resigned as a director on 30 June 2006;

•	John T Ralph retired as a director on 11 August 2005;

•	Anthony J Clark retired as a director on 11 August 2005; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
Qualifications and experience of our company secretary
     Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin
          Mr Gration was appointed as our company secretary in August 2001. Before joining us, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the T1 and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale General Counsel.

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Senior executives
          As of the date of this Institutional Offering Memorandum, the senior executives who are not directors are:

		Year	Year
		Appointed to a	Appointed to
Name	Position	GMD Position	Telstra
Bruce Akhurst	Group Managing Director Telstra Media Services & CEO, Sensis	1999	1996
Geoff Booth	Group Managing Director, Telstra Country Wide®	2006	1973
Phil Burgess	Group Managing Director, Public Policy and Communications	2005	2005
Andrea Grant	Group Managing Director, Human Resources	2005	2005
Holly Kramer	Group Managing Director, Telstra Product Management	2005	2000
Kate McKenzie	Group Managing Director, Telstra Wholesale	2006	2004
Justin Milne	Group Managing Director, Telstra BigPond®	2005	2002
David Moffatt	Group Managing Director, Telstra Consumer Marketing & Channels	2001	2001
Michael Rocca	Group Managing Director, Telstra Services	2002	1968
Deena Shiff	Group Managing Director, Telstra Business	2004	1998
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
William Stewart	Group Managing Director, Strategic Marketing	2005	2005
David Thodey	Group Managing Director, Telstra Enterprise and Government	2001	2001
Greg Winn	Chief Operations Officer	2005	2005
          A brief biography of each of the fourteen Group Managing Directors, including the seven key management personnel who are not directors, as of the date of this Institutional Offering Memorandum, is as follows:
     Bruce J Akhurst — LLB, BEc (Hons)
          Bruce Akhurst is the Group Managing Director of Telstra Media Services and Chief Executive Officer of Sensis. Bruce also has management responsibility for our digital media strategy, which includes our 50% interest investment in FOXTEL. In March 2005, Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was Group Managing Director, Telstra Wholesale, BigPond® and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining Telstra, he was the Managing Partner at a national law firm. He has an Economics’ degree with Honours, as well as his legal qualification.
     Geoff Booth
          Geoff Booth was appointed Group Managing Director of Telstra Country Wide on 1 January 2006 after a 33-year career with Telstra. He served as a Regional Managing Director of Telstra Country Wide since its formation in June 2000, with responsibility for whole-of-business performance in Western Australia, South Australia (for all areas outside Perth and Adelaide) and the Northern Territory. Before moving to Telstra Country Wide, Geoff was National General Manager Business and Government — Energy and Resources, responsible for the sales force that account-managed Telstra’s largest customers in this sector. Prior to this, Geoff was the State Sales Manger, Business and Government in Western Australia.

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     Phil Burgess — PhD
          Phil Burgess was appointed Group Managing Director, Public Policy and Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Prior to his appointment with Telstra, Phil has served most recently as President & Chief Executive of the National Academy of Public Administration in Washington, D.C. Phil also served as President of the Annapolis Institute, a US think tank established in 1993 to help leaders manage change — at every level in both the public and private sectors. Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school, where he teaches in the graduate program on communications and culture.
     Andrea Grant — B.Ed, DipTch
          Andrea Grant was appointed Group Managing Director, Human Resources on 31 October 2005. Andrea joined Telstra from GM Holden where she was Executive Director, Human Resources, a position she held since 2001. Before joining GM Holden, Andrea was Human Resources Director of Merck, Sharp & Dohme (New Zealand) Limited. Andrea began her career in human resources in 1984 and has over twenty years experience in the field, working in both Australian and global businesses. Andrea holds a Bachelor of Education Degree and a Post Graduate Diploma in Teaching. In addition she is a graduate of the London Business School’s Advanced Development Programme.
     Holly Kramer — BA (Hons), MBA Mktg (Hons)
          Holly Kramer is the Group Managing Director, Telstra Product Management. Most recently, Holly held the role of Managing Director of Products, Wireless & Mobility, where she was accountable for the development and lifecycle management of Telstra’s wireless and mobility products and networks. In her previous position as Chief of Marketing for Telstra Retail, Holly was accountable for the strategic direction and implementation of marketing plans for the consumer and business markets. Before joining Telstra, Holly was General Manager of Marketing and Communications at eCorp. Prior to that, she spent three years as General Manager of Marketing with Ford Australia and five years in various marketing management positions with Ford Motor Company, USA. Holly has a BA (Hons) from Yale University and an MBA Mktg (Hons) from Georgetown University. She is Chair of the Australian Mobile Telecommunications Association (“AMTA”) and sits on the Boards of mNet Corporation and TelstraClear Limited.
     Kate McKenzie — BA, LLB
          Kate McKenzie was appointed Group Managing Director, Telstra Wholesale on 16 January 2006. Kate joined Telstra in August 2004 as head of Telstra Regulatory. Within a year she was promoted to the role of Deputy Group Managing Director, Public Policy and Communication. Prior to joining Telstra, Kate was Director General of the NSW Department of Commerce. She previously held positions as the Director General of the NSW Department of Industrial Relations, General Manager of the WorkCover Authority of NSW, and Deputy Director General of the NSW Cabinet Office. During her career, Kate has been involved in the development and implementation of competition policy, energy reform, corporatisation and privatisation and Commonwealth/State negotiations on a range of complex policy issues. Kate holds a Bachelor of Arts/Bachelor of Laws from the University of Sydney.
          Justin Milne — BA
          Justin Milne was appointed Group Managing Director of BigPond® in December 2005, following three years as BigPond® Managing Director. He is responsible for driving the growth of BigPond’s®brand and Telstra’s Internet content. Under his direction, BigPond® has led the market in developing online content and applications. These efforts have been recognised with several national awards including the 2005 “best ISP” award at the Australian Telecom Awards. Prior to his career at Telstra, Justin was CEO of OzEmail, formerly Telstra’s biggest ISP competitor, and Managing Director of the Microsoft Network in Australia. Justin is a former board member and past president of the Internet Industry Association. He holds a Bachelor of Arts from Flinders University.

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     David Moffatt — BBus (Mgt), FCPA
          David Moffatt was appointed Group Managing Director of the Consumer & Channels on 1 October 2003. The group’s activities encompass the provision of the full range of telecommunication products, services and communication solutions to consumer customers in Australia. The group also manages the mass market channels including inbound and outbound call centres, Telstra shops and Telstra dealers. David joined Telstra in February 2001 as Chief Financial Officer and Group Managing Director, Finance and Administration. Prior to joining Telstra, David was Chief Executive Officer General Electric, Australia and New Zealand and CEO of GE Capital in Australia and New Zealand. He joined General Electric in 1991. David is a graduate of Queensland University of Technology, with a Bachelor of Business (Management).
     Michael Rocca — MBA, DipEng, FAICD
          Michael Rocca is the Group Managing Director for the Telstra Services business unit. Michael was appointed Group Managing Director in August 2002 — an appointment that builds on three decades of experience in telecommunications over a variety of senior executive roles. Telstra Services comprises of approximately 17,000 Telstra staff as well as an extensive contract workforce, and is responsible for the end to end delivery of service to Telstra’s approximately 11 million customers over all of Telstra’s networks, including fixed line, mobile and satellite. Michael holds a Master of Business Administration, a Diploma of Engineering, as well as a range of qualifications in management. He is also a fellow of the Australian Institute of Company Directors.
     Deena Shiff — B.Sc (Econ) Hons; B.A. (Law) Hons
          Deena was appointed to the role of Group Managing Director, Telstra Business in January 2006. Prior to that, Deena held the role of Group Managing Director, Telstra Wholesale. Deena started her career in telecommunications with the former OTC Ltd in 1989. Deena held a number of positions in Telstra, including General Manager Corporate Affairs in the International Business Unit. Between 1995 and 1998, Deena was a partner in the Corporate Advisory Section of the law firm Mallesons Stephen Jaques. Deena rejoined Telstra in 1998 as Director of Regulatory. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. Deena has a degree from the London School of Economics and a law degree from Cambridge University. She was admitted to the Bar in London in 1981.
     John Stanhope — B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM
          John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, corporate planning, reporting and analysis, business services, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. Since joining Telstra in 1967, John has held a range of senior financial management positions including General Manager, Strategy and Finance — Special Business Products; General Manager, Finance and Business Planning — Network Products; and Executive General Manager — Business Support Services. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is chairman of the Business Coalition for Tax Reform. John is a director of Telstra Super, TelstraClear, Sensis Pty Limited and the Telstra Foundation, and is Chairman of CSL New World Mobility Ltd, 3GIS, and REACH. John was appointed as a member of the Financial Reporting Council in 2006.
     William J Stewart — B.Sc (Mathematics & Physics)
          Bill Stewart was appointed Group Managing Director of Strategic Marketing in July 2005. Prior to his appointment at Telstra, Bill was Executive Vice President of Strategic Marketing at Orange SA, based in London. Bill has over twenty-five years experience in the communications industry, including positions at Harris Corporation, GTE Corporation and US West. Bill has an excellent record of achievement in driving customer-focused strategies and world class marketing in the US and Europe.

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     David Thodey — BA, FAICD
          David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Enterprise and Government in December 2002 and is now responsible for our corporate, government and large business customers. Before joining Telstra, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the chairman of TelstraClear in New Zealand, and is also the chairman of the KAZ Group. He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. David attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.
     Greg Winn
          Greg Winn was appointed Telstra’s Chief Operations Officer (“COO”) on 11 August 2005. His responsibilities include Telstra Services, Product Management, Billing, Credit Management, Procurement, Strategic Supplier Relations and Network, Information and Wireless Technologies. Greg also manages the cross company Program Office, and serves as a director of FOXTEL. Greg Winn has more than 30 years experience in the telecommunications industry, with more than ten years experience as a senior operations officer. Prior to joining Telstra, Greg served as Executive Vice President, Operations and Technologies at US West, where he established and led major initiatives to increase productivity through process and technology improvements. Greg held positions in network services, corporate finance, small business services, product management, marketing and sales. Greg attended Arizona State University.
          For a full discussion of the remuneration and benefits we paid our directors and officers, who are our key management personnel, see “Directors and Management — Remuneration”.
Directors’ and senior executives’ shareholdings in Telstra
          As at 1 September 2006, the directors’ and key management personnel’s shareholdings in Telstra are:
     Directors

	Number of Shares Held
	Direct Interest	Indirect Interest(1)	Total
Donald G McGauchie	1,866	68,278	70,144
Sol Trujillo	—	—	—
Belinda J Hutchinson	38,912	40,426	79,338
Catherine B Livingstone	11,637	27,800	39,437
Charles Macek	—	53,704	53,704
John W Stocker	2,953	99,985	102,938
Peter J Willcox	—	31,897	31,897
John D Zeglis	—	1,897	1,897

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

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     Key Management Personnel

	Number of Shares Held
	Direct Interest	Indirect Interest(1)	Total
Bruce Akhurst	4,880	17,000	21,880
Kate McKenzie	—	—	—
David Moffatt	167,022	—	167,022
Deena Shiff	5,680	—	5,680
John Stanhope	75,715	—	75,715
David Thodey	138,342	800	139,142
Greg Winn	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Remuneration
          Refer to the Remuneration Report filed as part of our 2006 Annual Review, attached to this Institutional Offering Memorandum as Annex A
Corporate Governance and Board Practices
          The Telstra Board is committed to best practice in the area of corporate governance. Our main corporate governance and board practices in place during fiscal 2006 are described in this section and, where appropriate, elsewhere in the Institutional Offering Memorandum, as indicated.
          We regularly review and update our corporate governance practices. The Board evaluates and, where appropriate, implements relevant proposals with the aim of ensuring that we maintain best practice in corporate governance, having regard to developments in market practice as well as new corporate governance requirements and guidance notes issued by the ASX.
          We comply with the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” released in March 2003.
     The Board of Directors
     Role and responsibilities of the Board
          The directors are accountable to shareholders for the management of our business and affairs and the Board is responsible to shareholders for our overall strategy, governance and performance. The Board’s role includes:
•	determining the corporate objective which is the foundation for all the actions and decisions of the Board and management;

•	providing strategic direction to Telstra by approving the corporate strategy and associated performance objectives, monitoring developments and approving any variations;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	overseeing the review and update of corporate governance practices and procedures as necessary to support its commitment to best practice corporate governance in Australia and globally;

•	appointing, assessing the performance of and determining the remuneration of the CEO, overseeing the performance of senior management and reviewing management succession plans and senior management remuneration arrangements;

•	overseeing shareholder reporting and communications;

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•	requiring appropriate compliance frameworks and controls to be in place and operating effectively;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving our statutory accounts and overseeing our financial position;

•	approving decisions concerning our capital, including capital restructures and share buy-backs, and determining our dividend policy; and

•	ensuring we comply with the reporting and other requirements of the Telstra Corporation Act.
          The Board has adopted a charter that details the role and responsibilities of the Board and its members.
          The Board has delegated responsibility for day-to-day management of Telstra to the CEO and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.
     Board membership, size and composition
          The maximum number of directors provided for by our constitution is 13 and we currently have 8 directors on the Board.
          A casual vacancy to the Board may be filled or an additional director appointed, up to the maximum number of directors, either by:
•	the directors after consulting with the Communications Minister; or

•	an ordinary resolution of shareholders.
          Any new director appointed by the Board is subject to re-election at the next annual general meeting following his or her appointment.
          The tenure of the CEO as a director is linked to his executive office, while one-third of all other directors are subject to retirement by rotation each year. In accordance with the ASX Listing Rules, no non-executive director may serve past the third AGM following their most recent re-election or three years (whichever is longer) without submitting themselves for re-election. The directors to retire by rotation are those who have been longest in office determined from the date of their last election.
          Prior to each annual general meeting, the Board will determine if the Board will recommend to the shareholders that they vote in favour of the re-election of the directors due to stand for re-election, having regard to those directors’ annual performance reviews and any other matters it considers relevant.
          The Nomination Committee may negotiate the retirement or resignation of individual directors after consultation with the Board. However, the Board’s general policy on Board membership for non-executive directors is that, in general, directors are encouraged to retire at 72 years of age and the maximum tenure is 12 years (usually four terms of three years).
          A brief biography for each director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each director, is outlined in “Directors and Management — Directors.
     Role of the chairman
          The chairman is an independent director and is appointed by the Board. The chairman’s principal responsibilities are to ensure that the Board fulfils its obligations under the Board Charter and as required under the relevant legislation and to provide appropriate leadership to the Board and Telstra. The chairman also has specific responsibilities which include:
•	representing the views of the Board to all shareholders and maintaining appropriate ongoing contact with major shareholders to ensure the Board understands their views;

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•	establishing the timetable and working with the CEO and company secretary to agree the agenda for Board meetings;

•	chairing Board meetings and shareholder meetings;

•	facilitating Board discussions with the aim of ensuring that:
•	the discussions are conducted in an open and professional manner where directors are encouraged to express their views, leading to objective, robust analysis and debate; and

•	the core issues facing us are addressed;
•	working with the CEO to ensure that the CEO provides the Board with the information it requires to contribute effectively to the Board decision making process and to monitor the effective implementation of Board decisions;

•	guiding and promoting the on-going effectiveness and development of the Board and individual directors; and

•	ensuring that the meetings of shareholders are conducted in an open and proper manner with appropriate opportunity to ask questions.
     Director Independence
          It is the Board’s current policy that the CEO is the only executive director. It is also the Board’s current intention that the non-executive directors are also independent directors as defined in the Board Charter. With the exception of the CEO, all directors are non-executive directors and each non-executive director is considered by the Board to be independent.
          Generally speaking, an independent director is a director who is independent of management and free of any interest and business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of the director’s unfettered and independent judgment, and ability to act in our best interests.
          The Board, at least annually, assesses the independence of each director. In assessing each director’s independence, the Board considers the effect of a director’s business and other relationships and interests from both our perspective and that of the director and has regard to a specific set of criteria set out in the Board Charter. These criteria are consistent with the definition of independence set out in the best practice recommendations of the ASX Corporate Governance Council and the requirements of the NYSE. Materiality is assessed on a case-by-case basis from both our perspective and that of the relevant director and having regard to the director’s individual circumstances.
     Meetings of the Board
          The Board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings. The regular business of the Board includes strategic matters, governance, oversight, senior executive appointments, performance and remuneration, financial matters, risk management, compliance, and relationships with stakeholders including the Commonwealth. The Board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.
     Performance Evaluation
          The Board regularly reviews its performance (including its performance against the requirements of the Board Charter), the performance of individual committees and the performance of individual directors. In fiscal 2006, the Board engaged an external consultant to facilitate this review.
          As noted earlier, the Board makes recommendations to shareholders regarding the re-election of directors having regard to the outcome of such reviews.

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     Declaration of Interests
          Directors are required to take all reasonable steps to avoid actual, potential or perceived conflicts of interest.
          The Corporations Act, our constitution and the Board Charter require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have ceased to be independent, or who believes that he or she may have a conflict of interest or material personal interest in a matter, is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements and follow the procedures developed by the Board to deal with such circumstances.
     Board access to management and independent professional advice
          Directors have complete access to our senior management through the chairman, CEO or company secretary at any time. In addition to regular presentations by senior management to Board and Board committee meetings, directors may seek briefings from senior management on specific matters.
          The Board has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at our expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties. Further, each director has the right to seek independent professional advice at our expense, subject to the prior approval of the chairman. All committees of the Board have access to independent professional advice on this basis.
     Committees of the Board
          The Board committees assist the Board in the discharge of its responsibilities. The role of Board committees is to advise and make recommendations to the Board. There are four standing committees:
•	Audit Committee;

•	Nomination Committee;

•	Remuneration Committee; and

•	Technology Committee.
          Following each committee meeting, the Board receives a report from the committee on its activities.
          Each committee operates in accordance with a written charter approved by the Board. The Board appoints the members and the chairman of each committee. Membership of the Audit, Nomination and Remuneration Committees is confined to directors who are determined by the Board to be independent as defined in the Board Charter.
          The role, function, charter, performance and membership of each committee are reviewed on an annual basis as part of the Board’s evaluation process. Each committee:
•	undertakes an annual assessment of its performance against the requirements of its charter and provides that information to the Board; and

•	reviews and assesses the adequacy of its charter annually, discusses any required changes with the Board and ensures any revisions to the charter are approved by the Board.
          In accordance with its policy of regular review, revisions to the charters for the Board and each committee were approved by the Board in June 2006.

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          Audit Committee
          Role and responsibilities of the Audit Committee
          The Audit Committee is a committee of the Board established to:
•	assist the Board in discharging its responsibilities by monitoring and advising on:
•	financial reporting including:
•	the integrity, truth and fairness of the view given by our consolidated financial statements;

•	the integrity of our financial systems and processes; and

•	the appropriateness of our accounting policies and practices and consistency with current and emerging accounting standards;
•	our overall risk management process and the management of specific risk areas as directed by the Board;

•	the effectiveness and operation of our internal controls over financial operations and reporting;

•	the effectiveness and operation of other aspects of our internal control environment as it sees fit;

•	compliance with legal and regulatory requirements and company policies;

•	the external audit including the external auditors’ qualifications, scope, independence and performance and the non-audit services disclosures to be made in our annual report including the reasons for being satisfied that the auditors’ independence was not compromised by the provision of these services;

•	the objectivity and performance of the internal audit function; and

•	the structure and operation of our corporate governance framework and related disclosures;
•	provide a forum for communication between the Board, management and both the internal and external auditors; and

•	provide a conduit to the Board for external advice on audit, risk management and compliance matters.
          The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over A$100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
          Composition and membership of the Audit Committee
          It is Board policy that the Audit Committee is comprised of at least three Board members, all of whom are independent as defined in the Board Charter and who will not, other than in his or her capacity as a member of the Board, Audit Committee or any other Board committee:
•	accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries or any Board committee; or
•	be an affiliated person of us or any of our subsidiaries.
          Each member is required to:
•	be financially literate (i.e.; able to read and understand financial statements) and have sufficient financial knowledge to allow them to discharge their duties and actively challenge information presented by management, internal and external auditors;

•	have a reasonable knowledge of us, the industries in which we operate and our risks and controls; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.

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          In addition, the chairman of the Audit Committee must not be the chairman of the Board and no director may serve as a member of the Audit Committee if that director serves on the audit committee of more than two other public companies.
          Meetings of the Audit Committee
          Scheduled Audit Committee meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our financial reporting cycle. Additional meetings are also held as required.
          Other members of the Board are entitled to attend Audit Committee meetings and the Audit Committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The Audit Committee regularly meets with the internal auditor and the external auditors in the absence of management.
          Relationship with external auditor
          In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is our auditor for the purposes of the Australian Corporations Act. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties.
          The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Through the Audit Committee, we have appointed Ernst & Young as our external auditor for filings outside Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.
          The Auditor-General, as our auditor, owes duties to us and our shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by us for filings outside Australia, is accountable to the Board, the Audit Committee and shareholders.
          Restrictions on performance of non-audit services and auditor independence
          The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over A$100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service. The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but are specifically prohibited from performing any of the following services: (i) bookkeeping services and other services related to preparing Telstra’s accounting records or financial statements, (ii) financial information system design and implementation services, (iii) appraisal or valuation services, fairness opinions, or contribution in kind reports, (iv) actuarial services, (v) internal audit services, (vi) management function or human resources, (vii) broker or dealer, investment adviser, or investment banking services, (viii) taxation advice of a strategic or tax planning nature and (ix) legal services or expert services unrelated to the audit.
          In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence. The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting. The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes: (i) a listing of all audit and non-audit fees billed by the Auditor General and Ernst & Young in the most recent fiscal year, (ii) a statement on whether the Auditor General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is

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compatible with auditor independence and (iii) a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
     The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence. Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our consolidated financial statements.
     External Auditor Rotation
     As it is a legislative requirement that the Auditor-General is our auditor for the purposes of the Australian Corporations Act, the Auditor-General is not subject to rotation. During fiscal 2004 we, together with the Auditor-General, conducted a tender process in respect of our audit requirements and Ernst & Young was reappointed as the Auditor-General’s sub-contractor to assist the Auditor-General with our audit functions in Australia and as our auditor for our US and other overseas auditing requirements. It is our policy that a competitive tender for audit services is conducted every three to five years. The last rotation of the lead audit partner of our audit also occurred in fiscal 2004.
     External Auditors’ Attendance at Annual General Meeting
     Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.
     Audit Committee Processes
     The Audit Committee:
•	at least annually meets separately with our external auditors to discuss any matters that the Audit Committee or our auditors believe should be discussed privately;

•	reviews the Directors’ report section of our annual report and considers whether the information is clearly understood and consistent with the Audit Committee’s knowledge about us and our operations. In addition, prior to release, the Audit Committee reviews key elements of other related regulatory filings and discusses them with the external auditors as appropriate; and

•	reviews the interim and annual consolidated financial statements and preliminary announcements and discusses them with the external auditors prior to their release to determine whether they are complete, reflect appropriate accounting principles, contain appropriate disclosures and are consistent with the information known to the Audit Committee.
     Nomination Committee
     Role and responsibilities of the Nomination Committee
     The Nomination Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	composition and performance of the Board;

•	director independence; and

•	appointment of the CEO.
     Composition and membership of the Nomination Committee
     It is Board policy that the Nomination Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.

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     Each member is expected to:
•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
     Meetings of the Nomination Committee
     Meetings are held on a regular basis, as determined annually in advance by the Board. Additional meetings are also held as required.
     Other members of the Board are entitled to attend Nomination Committee meetings and the Nomination Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
     Remuneration Committee
     Role and responsibilities of the Remuneration Committee
     The Remuneration Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	remuneration of the Board;

•	performance and remuneration of the CEO;

•	performance and remuneration of senior management;

•	remuneration strategies, practices and disclosures generally; and

•	employee share and option plans.
     The Committee also exercises the administrative powers delegated to it by the Board under our share option plans and, in certain circumstances, makes offers to employees under those plans.
     Composition and membership of the Remuneration Committee
     It is Board policy that the Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.
     Each member is expected to:
•	be familiar with the current legal and regulatory disclosure requirements in relation to remuneration;

•	have adequate knowledge of executive remuneration issues, including executive retention and termination policies, and short-term and long-term incentive arrangements;

•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
     Meetings of the Remuneration Committee
     Meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our remuneration review and reporting cycle. Additional meetings are also held as required.
     Other members of the Board are entitled to attend Remuneration Committee meetings and the Remuneration Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

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     Our Remuneration Framework
     Information in relation to our remuneration framework (including information regarding our remuneration strategy and policies and their relationship to our performance), together with details of the remuneration paid to Board members and senior executives who were our key management personnel during fiscal 2006, can be found in “Directors and Management — Remuneration”.
     Each year, the Board reviews our CEO’s performance against agreed measures and considers the CEO’s compensation and entitlement to performance based remuneration. Each year, the CEO undertakes a similar exercise in relation to senior management. The results of the CEO’s annual performance review of senior management are considered by the Board.
     Technology Committee
     The Technology Committee is a committee of the Board established as a forum for the Board to review technology developments relevant to us and the industries in which we operate in greater detail than is possible at Board meetings. The Committee’s purpose is educative only.
  Risk oversight and management
     We are committed to the management of risks throughout our operations. The role of the Board includes monitoring the integrity of internal control and reporting systems and monitoring the effectiveness of our management of strategic, financial, operational and compliance risks. The Audit Committee provides advice to the Board on the status of our business risks. The Audit Committee relies on the work undertaken by the risk management and assurance function, which independently assesses the adequacy and operating effectiveness of the controls in place surrounding the management of risk.
     Primary responsibility for risk oversight and management lies with our management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process by developing, promoting and transferring a common language and approach to the business units. This enables management to proactively identify, manage and control their risks. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.
     The financial risk arising from our underlying business activities is largely managed through a central treasury function which applies a prudential approach. The central treasury function manages the liquidity, cash flow, foreign exchange, interest rate, borrowing and other financial terms and conditions, financial support arrangements, counterparty credit risk and derivatives. The treasury function’s principal objectives are to minimise the volatility of economic and financial outcomes and to establish sound operational controls.
     We use insurance to transfer significant risk exposures arising in the key areas of property, public and product liability, and directors’ and officers’ liability and this is also managed on a group basis through the central treasury function. In view of our size, we accept substantial “excess levels” and do not insure for risks that we can readily accommodate. Some risks cannot be effectively insured such as potential claims in relation to electromagnetic energy and business interruption.
  Risk Management, internal compliance, control systems and our financial reports
     The CEO and CFO have provided the Board with the certifications required by the Corporations Act and those recommended by the ASX Corporate Governance Council Recommendations in relation to our risk management and internal compliance and control systems and our financial reports.
     The CEO and CFO have provided the Board with confirmation that, in all material respects, our financial reports for the year ended 30 June 2006 present a true and fair view of our financial position and performance and are in accordance with relevant accounting standards. The CEO and CFO have confirmed this statement is made based on a sound system of risk management and internal compliance and control implemented in accordance with

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Board policy. In addition, the CEO and CFO have confirmed to the Board that our risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects based on the risk management model we have adopted.
  Telstra Values, Telstra Business Principles, Code of Conduct and other company policies
     We have a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure.
  Telstra Values, Telstra Business Principles and company policies
     We provide guidance to our directors, senior management and employees on the practices, principles and standards of corporate and personal behaviour required of all of our officers and employees in performing their daily business activities through our Company Values, the Telstra Business Principles and our company policies (including our Code of Conduct). The Telstra Business Principles, the Code of Conduct and other company policies reinforce the standards of appropriate business and ethical behaviour we expect from all employees. We have a mandatory training program for all employees to reinforce these standards.
  Whistleblower policy and service
     We have in place a whistleblower policy and confidential whistleblower service which provides our staff with an avenue to raise concerns they might have with behaviour that is potentially illegal, improper or unethical. The whistleblowing process is supported by an independent service provider who specialises in receiving sensitive reports or disclosures. All reports or disclosures are treated as confidential and reports can be made anonymously. Reports are referred to our Ethics Committee, the management committee which oversees the investigation and implementation of any recommendations considered appropriate. In addition to generally supporting our ethical foundations, the Ethics Committee charter confirms that part of its role is to oversee our whistleblowing policy and process. Our whistleblowing policy reflects the Telstra Values of Accountability, Integrity, and Leadership, supports our Code of Conduct and complements existing management structures and functions.
  Share trading
     We have in place a share trading policy that prohibits directors, the CEO, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over our shares by us or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.
     In addition, directors, the CEO, senior management and relevant employees must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.
     Our share trading policy also prohibits our directors, the CEO, senior management, other employees and contractors from buying or selling securities of other companies (including shares, derivatives and financial and other products issued or created over those securities by us or any third party) when in possession of price-sensitive information relating to that other company which is not generally available. This is so if the information is price-sensitive to the other company (and not generally available), even though it may not be price-sensitive information to us.
     Further, directors, the CEO, senior management and relevant employees are also restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under our share plans during the period the shares are held in trust.

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  Market disclosure
     We have established procedures intended to ensure that we comply with our market disclosure obligations. In particular, we have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of this procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed.
     Our procedure provides that:
•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (“CFO”);

•	the responsibilities of the Continuous Disclosure Committee (the “Committee”), which is chaired by the company secretary, include:
•	ensuring that there is an adequate system in place for the disclosure of all material information to the ASX;

•	advising the CEO and the CFO in relation to the disclosure of information reported to the Committee;
•	the Committee’s membership includes the company secretary, a representative of Public Policy and Communications, the General Counsel — Finance & Administration, a representative from Finance & Administration and the General Manager — Investor Relations or their delegates;

•	senior management (including Group Managing Directors other than the CFO and their direct reports, all financial controllers and certain legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	in cases where material information has originated in the office of the CEO or the CFO or has been reported directly to them, the CEO or CFO may, in his or her discretion, seek the advice of, or a recommendation from, the Committee in deciding whether to make or approve an ASX announcement in relation to that material information;

•	if the matter is disclosable, an announcement is prepared and immediately sent via the company secretary’s office electronically to all relevant stock exchanges.
     We implement several practices internally to reinforce the importance of our continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:
•	every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel — Finance and Administration, in relation to our continuous disclosure obligations;
•	a weekly email is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;
•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	a specific information paper is prepared for each Board meeting summarising ASX announcements and details of significant matters considered by the Committee but judged not to be disclosable; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.
     We also have in place an investor relations policy governing communications and the provision of information to external parties, including shareholders, brokers and analysts. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information while at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.

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  Legal and Regulatory Compliance
     We are committed to conducting our business in compliance with our legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to our commitment to our employees, customers, shareholders and the community. Compliance is a key element of the Telstra Values which are the foundation for our cultural priorities and the way we pursue our vision and mission.
     The Board and the senior management team are committed to ensuring there is an appropriate compliance framework and complementary controls in place to provide an appropriate level of confidence that we are operating in compliance with relevant laws, regulations and industry codes. The Board has given the Audit Committee specific responsibility for reviewing our approach to achieving compliance with laws, regulations and associated industry codes in Australia and overseas and for the general oversight of compliance issues. This oversight is facilitated by the preparation of a regular and comprehensive compliance report summarising our compliance initiatives and issues.
     We have recently reviewed and refined out internal approach to compliance and from the start of fiscal 2007 we have moved to combine our compliance activities and the related activities supporting our corporate ethics under a single Compliance and Corporate Ethics Framework. This framework brings together our business units and the individual subject matter specific compliance programs in a more integrated, consistent and collaborative way than we have in the past.
     We have continued our comprehensive program based approach to compliance. This has been fundamental to our approach to compliance for many years and this continues to be a key element of our compliance framework with subject matter experts helping us to understand our many legal and regulatory obligations and responsibilities and translate them into practice. The programs include health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.
     This program based approach at a corporate level is supported by a newly established network of senior personnel appointed to the role of Business Unit Compliance Manager. These Compliance Managers are supported by other personnel at the business unit level with specific responsibility for the implementation of the compliance programs within their business unit. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with our obligations in an efficient, effective and integrated manner. We seek to achieve this through a focus on policies, procedures, work instructions and controls that is intended to ensure that our actions, and those of our employees, are in accordance with these requirements.
     A number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to:
•	ensure that our approach is comprehensive, robust and rigorous; and

•	to provide an objective view of area for further improvement.
  Corporate Social Responsibility
     Our corporate social responsibility vision is to connect with our people, customers, communities and suppliers in an accessible, healthy and environmentally sound way. We are proud of our record supporting the community.
  Political and Other Donations
     We do not make political donations. However, in line with other major publicly listed companies, we do pay fees to attend events organised by political parties where those events allow for discussion on major policy issues with key opinion leaders and policy makers.
     We make donations and contribute funds to community and other organisations as part of our approach to corporate social responsibility.

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  Shareholder Communications Strategy
     We have implemented a number of initiatives to promote effective communication with our shareholders. These include:
•	maintaining an investor relations website and introducing an alternate website — nowwearetalking.com. nowwearetalking is designed to provide shareholders and other interested parties with information about the digital revolution and how it can improve our quality of life in the 21st century. nowwearetalking is also designed to increase the level of public dialogue about the future of telecommunications in Australia;

•	communicating directly with shareholders twice a year through our half-year and annual review;

•	placing all announcements made to the market, including transcripts of investor and media briefings, and related information on our website;

•	webcasting certain events such as briefings and our annual general meeting;

•	using electronic communications to advise investors, who have provided us with their email address, of significant matters that may be of interest to them; and

•	writing directly to our shareholders on issues that affect their investment. For example, when we announced the transformation strategy in November 2005, we followed this up with a letter to shareholders from the CEO and a six page brochure explaining what the transformation strategy would deliver for our shareholders.
     We are also seeking to encourage our shareholders to receive their communications from us electronically through our participation in the eTree program, of which we are a foundation member. Through the eTree program, we currently donate to Landcare Australia:
•	A$2 for every shareholder who chooses to receive all of their communications from us electronically; and

•	A$1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us.
     During fiscal 2006, we donated over A$56,000 to Landcare Australia through this initiative.
  Compliance with NYSE requirements
     The NYSE has corporate governance requirements for companies listed on the NYSE. The NYSE has granted foreign private issuers such as Telstra a “home country” exemption from most of these requirements. We are, however, required to provide a brief description of the material differences between our corporate governance practices and the NYSE corporate governance requirements. These differences are described below.
  Corporate Governance Committee
     Under the NYSE listing rules, each listed company must have a nominating/corporate governance committee with a written charter that requires the committee to, among other matters, develop and recommend to the board of directors a set of corporate governance principles applicable to us. We have determined that this function is best served by the Board of directors as a whole supported by our Audit Committee, rather than our Nomination or Remuneration Committees. Accordingly, our Nomination and Remuneration Committees’ charters do not require the Committees to perform this function.
  Equity Compensation Plans
     Under the NYSE listing rules, each listed company must give its shareholders the opportunity to vote on the adoption of, or material revisions to, equity compensation plans. Under the ASX Listing Rules, shareholders are only provided with the opportunity to vote on new equity compensation plans or material revisions to existing equity compensation plans in limited circumstances, including an issue of shares under an employee incentive scheme to a director. In accordance with the home country exemption, we only seek shareholder approval in relation to equity compensation plans in the circumstances required under Australian law.

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Exchange Controls and Foreign Ownership
Absence of exchange controls
     The consent of the Reserve Bank of Australia will be required for the movement of funds into and out of Australia if the funds are to be paid to, or received from:
•	specified supporters of the former Government of the Federal Republic of Yugoslavia (including certain government agencies and authorities);

•	specified ministers and senior officials of the Government of Zimbabwe; or

•	specified entities and an individual associated with the Democratic People’s Republic of Korea.
     There are also currently general prohibitions on:
•	making payments to, or receiving payments from persons prescribed as having a connection with terrorism; and

•	dealing with the financial resources of the previous government of Iraq, Saddam Hussein and other senior officials of his regime and their immediate families.
     At the present time, the Reserve Bank of Australia has not imposed any exchange controls or limitations on the remittance of dividends, interest or other payments by Telstra to non-Australian holders of its securities, other than those described above.
Restrictions on foreign ownership
     The Foreign Acquisitions and Takeovers Act prohibits the acquisition of an interest in the shares of an Australian company in certain circumstances. There are also specific provisions dealing with restrictions on foreign ownership in the Telstra Act.
  Telstra Act
     The Telstra Act provides that an “unacceptable foreign ownership situation” will exist in relation to Telstra if “foreign persons” and their “associates” hold, in total, a “particular type of stake” in us of more than 35% of shares held by persons other than the Commonwealth (the “Aggregate Limit”) or if any foreign person and its associates hold a particular type of stake in Telstra of more than 5% of shares held by persons other than the Commonwealth (the “Individual Limit”). “Foreign person”, “associate”, “group”, “particular type of stake”, “direct control interest” and “interest” in a share are all defined in the Telstra Act and are summarised below under “Definitions”.
     Where an acquisition of shares or interests in shares in any company results in:
•	an unacceptable foreign ownership situation in relation to Telstra;

•	an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or

•	an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit;
and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$44,000.
     A person’s stake in us is calculated on the assumption that the only shares in us are shares held by persons other than the Commonwealth. While the Commonwealth owns approximately 51.8% of us, the Aggregate Limit is effectively 16.87% and the Individual Limit is effectively 2.41%. If all of the shares currently held by the Commonwealth are sold or transferred to the Future Fund, the effective Aggregate Limit will be 35% rather than 16.87% and the effective Individual Limit will be 5% rather than 2.41%.

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     The Communications Minister or Telstra may apply to the Federal Court for remedial orders where an unacceptable foreign ownership situation exists, including orders requiring the disposal of shares, restricting the exercise of rights attaching to shares or prohibiting or deferring receipt of sums due on shares. In addition, we are required under the Telstra Act to take all reasonable steps to ensure that an unacceptable foreign ownership situation does not exist in relation to us.
     Our constitution and the trust deed contain provisions to enable us and the trustee (while instalment receipts remain on issue (“the IR period”)) to monitor and enforce the foreign ownership restrictions. These provisions in our constitution are binding on all shareholders. Our Board has adopted rules to implement these provisions. These are outlined below. They may be amended at any time by resolution of our board.
     The trustee will publish procedures regulating foreign ownership of instalment receipts which parallel our rules and which will bind all instalment receipt holders. The trustee will be obliged to comply with such procedures under the trust deed and may only change them at the relevant Minister’s direction.
     On or after registration of a transfer or transmission application for a share or an instalment receipt, when the acquirer first becomes a shareholder or instalment receipt holder, the acquirer must generally notify us or the trustee (during the IR period) whether it is either:
•	a person with an interest in a share or instalment receipt who is either a foreign person or an associate of a foreign person; or

•	a person who holds a share or instalment receipt in which a foreign person or an associate of a foreign person has an interest,
(in either case, a “foreign holder”).
     The information derived from these notifications will be reflected in a register by means of a foreign coding. Telstra may include in its register information relating to foreign ownership recorded in the foreign ownership register of instalment receipts maintained by the trustee. The foreign ownership rules and procedures will permit us and the trustee to maintain a joint foreign register of shares and instalment receipts.
     Systems have been established for shares or instalment receipts traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information. The Depository or its custodian under the American Depository Receipts (“ADR facility”) is automatically treated as a foreign holder for the purposes of the constitution, as are all holders of shares on the New Zealand share register. Purchasers of shares and instalment receipts in the International Offering (including the New Zealand component of the Australian Offering) and holders of shares or instalment receipts on the New Zealand branch share or instalment receipt registers will be automatically treated as foreign holders for the purposes of our constitution and the trust deed. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.
     All shares or instalment receipts held by foreign holders will be treated as foreign unless the holder notifies the trustee that some of its shares or instalment receipts are ones in which a foreign person or associate of a foreign person has an interest (foreign shares or instalment receipts) whereas others are not and either:
•	divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers (under the ASX’s CHESS system or an issuer sponsored subregister respectively), one for foreign shares or instalment receipts and one for shares or instalment receipts which are not foreign; or

•	the directors decide to treat the foreign holder as if the foreign holder was two separate members, one with domestic shares and the other with a foreign holding.
     Where a person has notified the trustee that it is a foreign holder with respect to instalment receipts, we may treat that person as a foreign holder with respect to shares. The trustee may also treat a foreign holder of shares as a foreign holder with respect to instalment receipts under its procedures.
     We may send notices to registered holders of shares with a view to determining whether they are foreign holders or not, and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares, and any other information relating to foreign ownership which may be requested. Such notices must

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be answered within the time specified in the notice. The trustee has similar powers with respect to registered holders of instalment receipts during the IR period. The rules and procedures will permit us and the trustee to send notices jointly.
     If we determine, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to us, we have the power to require divestment of shares to remedy this situation. The trustee has power to direct the disposal of instalment receipts in the same circumstances in which we would otherwise direct the trustee to dispose of shares to remedy the situation. We may direct the trustee to require divestment of instalment receipts in such circumstances. In exercising these divestment powers, we and the trustee are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. We and the trustee will notify the ASX, NZX and NYSE if the level of foreign ownership comes within five percentage points of the Aggregate Limit, and after that at one percentage point intervals.
     The divestment powers are broadly framed, and we, our directors and the trustee and its directors are not liable to shareholders or instalment receipt holders for the manner of their exercise.
     If we or the trustee believe that the Individual Limit has been breached, we or the trustee may require that any shareholder or instalment receipt holder respectively whose shares or instalment receipts are believed to form part of the contravening “stake” be divested within the time specified in the notice requiring divestment (disposal notice).
     If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as “foreign”, on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit. The position is similar with respect to foreign instalment receipts under the procedures.
     There are special provisions to prevent disposal notices being given in respect of foreign instalment receipts issued in the Global Offering and in the event disposal notices would, but for these provisions, have been given in respect of such foreign instalment receipts (“offer instalment receipts”) such notices shall not be given. Disposal notices may be given to all holders whose foreign shares were registered in their names (or became coded as foreign) on the day prior to the date of registration of the Global Offering instalment receipts in the names of their holders, and so on, until a situation is reached where the number of foreign shares and instalment receipts in respect of which disposal notices have not been given is below the Aggregate Limit.
     The recipient of a disposal notice is required to divest the shares or instalment receipts that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month after the month in which the disposal notice was issued unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month. However, in relation to registrations of shares or instalment receipts in the 30 days after instalment receipts are first traded on the ASX in 2006, the divestment date will be the day six months after first trading.
     No divestment will be required on a divestment date if foreign shares or instalment receipts, as shown on the relevant register on that date do not exceed the Individual Limit or the Aggregate Limit (as applicable). If a disposal notice is not complied with, we or the trustee (as relevant) may sell the relevant shares or instalment receipts on behalf of the holder on or after the relevant divestment date (and the holder will lose the ability to transfer the shares or instalment receipts itself after that date).
     In cases where the trustee sells instalment receipts, if the trustee has been notified that a foreign holder is not a resident of Australia for Australian taxation purposes or if no notification has been received but the foreign holder has a registered address outside Australia, the trustee may retain from the proceeds of sale and remit to the Australian Taxation Office the tax due and payable by the instalment receipt holder on any gain arising from the disposal of instalment receipts.
  Transfers among foreign holders
     Special arrangements apply to certain transfers from one foreign holder to another.

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     Disposal notices will not be given in respect of:
•	foreign shares or instalment receipts acquired from the international underwriters on closing of the International Offering;

•	foreign shares or instalment receipts acquired under a particular form of ASX “special crossing” for transfers among foreign holders. Shares or instalment receipts can only be transferred under such a special crossing if they are not, and are not liable to become, the subject of a disposal notice; or

•	shares or instalment receipts registered on the New Zealand branch share register or instalment receipt register or deposited in the ADR facility, though shares may only be transferred onto the New Zealand branch share or instalment receipt register or ADR facility if they are not, and are not liable to become, the subject of a disposal notice.
     NZSX trading will be only in instalment receipts or shares registered on the New Zealand branch instalment receipt or share register.
     The above summary does not purport to be complete and is subject to, and qualified by reference to, the trust deed, our constitution, the rules and the procedures which have been adopted by us and the trustee for administration of their foreign ownership provisions and the Telstra Act. Copies of the trust deed, our constitution, the rules and procedures and the Telstra Act are available for inspection through the Company Secretary at the Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal hours in Melbourne, Australia prior to the closing of the Global Offering.
  Definitions
     “Foreign person” is defined in the Telstra Act as:
•	a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a “foreign citizen”);

•	a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of 15% or more;

•	a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company, holds, in total, a particular type of stake in the company of 40% or more;

•	the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen’s or foreign company’s associates’ interests); or

•	the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen’s or foreign company’s associates’ interests).
     A “particular type of stake” in any company held by any person is defined as the aggregate of the “direct control interests” of that type in that company held by that person and that person’s associates.
     An “associate” of a person is defined to include:
•	a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;

•	if the person is an employee of an individual, other employees of the individual;

•	if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;

•	the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;

•	a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;

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•	a company where the person is accustomed, or under an obligation, to act in accordance with the company’s wishes, directions or instructions;

•	a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and

•	an associate of an associate of the person.
     For purposes of determining foreign ownership of any company, a person’s associates also include any other person with whom the person has an arrangement enabling them to jointly control any of the voting power of such company or certain types of power over, or over the appointment of, the board of directors of such company.
     “Group”, in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.
     A “direct control interest” of any person in any company is defined as the equivalent percentage of:
•	the total paid-up share capital of the company in which the person holds an interest;

•	the voting power in the company that the person is in a position to control;

•	the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person;

•	the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and

•	traced interests held via interposed entities.
     “Interest in a share” is defined to include:
•	legal or equitable interests in a share;

•	certain rights under a contract to purchase a share;

•	options to acquire a share or an interest in a share;

•	a right to have a share transferred to the person’s order; and

•	an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.
     However, certain interests in shares are disregarded, including:
•	certain interests of lenders under or following enforcement of security arrangements;

•	interests of a trustee or manager of, or a custodian for, a unit trust (except a discretionary trust) or certain Australian complying or exempt superannuation funds if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and 40% of the income in the fund;

•	interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policyholder liabilities of the fund are owed to foreign persons;

•	interests held by nominees, custodians or depositaries, or brokers acting on clients’ instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

•	certain interests held by the international underwriters and their related corporations;

•	interests existing solely as a result of a shareholder holding interests in companies other than us, which are not ’foreign persons’ under the Foreign Acquisitions and Takeovers Act of Australia;

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•	interests held by persons who are not foreign persons who, although being associates of foreign persons, are not themselves foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

•	interests held by any person to the extent that, after such interests have been included in the “stake” of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

•	interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.
     References to “interests” in shares exclude disregarded interests.
  Approvals required for foreign investment in Telstra
     Foreign investment in Australia is regulated principally under Commonwealth legislation including the Foreign Acquisitions and Takeovers Act 1975 (“FATA”) and by the Australian Federal Government’s Foreign Investment Policy (“Policy”). This regulatory regime applies in addition to the specific limits on foreign ownership of Telstra mentioned above.
     For the FATA or the Policy to apply, the acquiring entity must be a “foreign person”, as defined in the FATA. This concept is broader than the ordinary meaning of those words and is extended to include companies incorporated within Australia or overseas with certain levels of foreign shareholding, as prescribed in the FATA.
     The FATA requires a foreign person to notify the Federal Treasurer prior to acquiring a substantial interest (i.e. an interest of 15% or more, held by the foreign person, together with any associates) in an Australian corporation where the total (not net) assets of the corporation amount to A$50 million or more (or A$52 million or more for certain US investors investing in a sensitive sector such as the telecommunications sector). It is an offence to:
•	enter into an agreement to acquire a substantial interest without lodging a notification (unless the agreement is made subject to an appropriate condition); or

•	once a notification is lodged, to proceed with the acquisition before receiving a statement of no objections from the Federal Treasurer, unless the relevant statutory period(s) has expired without an order being made.
     Investments in Telstra of less than 15% do not attract the compulsory notification requirements of FATA. However, depending on the circumstances of the acquisition, they may activate the Treasurer’s powers to make orders in respect of the acquisition (including the power to prohibit the acquisition). In these circumstances it can be advisable to lodge a voluntary notification under FATA, seeking a statement of no objections from the Treasurer. The issue of such a statement has the effect of deactivating the Treasurer’s powers in respect of that acquisition.
     Notifications made under FATA are assessed against the test of whether the proposal is contrary to Australia’s national interest. There is no definition of the national interest. It is assessed on a case by case basis.
     Australia’s foreign investment regime is complex, and advice should be sought for your specific circumstances, and for the circumstances of your proposed acquisition.
  Foreign ownership status
     At 22 September 2006 the number of Telstra shares recorded as foreign on the Telstra register was 868,845,773, equivalent to 14.49% of the total number of non-Commonwealth owned Telstra shares on issue.

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Description of Shares and our Constitution
     The following provides information on the shares and explains the material provisions of our constitution. Our constitution prescribes many shareholder rights. Because this is a summary, it does not contain all the information that is included in the constitution. The entire constitution should be read for a more complete description of your rights as a shareholder.
     We have 12,443,074,357 ordinary shares on issue. Currently we have only one class of shares, being ordinary shares. Because Australia has abolished the concept of authorised share capital, there is no limit on the number of shares we may issue. In Australia, there is also no longer any concept of a par or nominal value for a share. This means that we may issue our shares at any price.
Share registers
  Our Australian register of shares is electronic
     The Australian register of shares is electronic. All our members, except those registered on our New Zealand register, are registered on our Australian register. We are admitted to participate in the Clearing House Electronic Subregister System (“CHESS”), under the ASX Listing Rules, the ASX Settlement and Transfer Corporation Settlement Rules (“ASTC Settlement Rules”) and the Australian Clearing House Clearing Rules (“ACH Clearing Rules”). Under this system, we maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister. These two subregisters make up the Australian register of shares. You may inspect the register of shares without charge if you are a member. You may also purchase a copy of the register of shares. The Corporations Act limits the way in which the information on the register of shares may be used or disclosed by a shareholder.
     The directors may determine not to issue share certificates, subject to any requirements of any law or the ASX Listing Rules. Because we maintain an electronic register of shares all shareholders will receive a statement of holding upon payment of the final instalment and satisfaction of any related obligations such as payment of any taxes. The statement is similar to a bank account statement and will state how many shares are owned by the shareholder. A shareholder will receive a new statement of holding at the end of the month if there has been a change in its holding on the register. A shareholder will not receive a share certificate for its shareholding.
     If you hold shares on the CHESS sub-register, your statement of holding will set out your Holder Identification Number (“HIN”). If you hold shares on the issuer-sponsored sub-register, your statement of holding will set out your Security Holder Reference Number (“SRN”). You must quote your HIN or SRN when dealing with a stockbroker or our share registrar.
     The share registrar for the shares in Australia is Link Market Services Limited.
  Our New Zealand register of shares is electronic
     Persons purchasing shares in the New Zealand offer will be registered on the New Zealand register. Telstra shares will be traded and registered under the Fully Automated Screen Trading and Electronic Registration System (“FASTER”). When you first become a shareholder, including upon payment of the final instalment and satisfaction of any related obligations such as payment of any duties and taxes, you will receive a FASTER statement for your shareholding. You will not receive a share certificate for your shareholding. The FASTER statement is similar to a bank account statement and will tell you how many shares you own. You will also receive separately a FASTER Identification Number (“FIN”). If you sell any of your shares or if you purchase more shares, you will receive a new statement of holding at the end of the month.
     The directors may determine which shares may be recorded, or will remain, on a branch register of shares.
You may be able to transfer your holding between the Australian and New Zealand registers
     If you wish to transfer your holding between the Australian and New Zealand registers, you should contact our registrar for more information as restrictions may apply to movements between these registers. For further information, you should also refer to the section below “Our securities are traded on the ASX and the NZSX and are quoted on the New York Stock Exchange” and “Exchange Controls and Foreign Ownership”.

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Transfer of shares
     The following is a summary of how you may transfer your shares in Australia and New Zealand.
  Transfer of shares in Australia
     A shareholder may transfer shares if, in the case of an electronic transfer of shares, the transfer is in accordance with the ACH Clearing Rules, the rules of any electronic system in which we participate and which is established or recognised by the ASX Listing Rules, or in any other case, by an instrument of transfer executed by the transferor and the transferee and stamped where necessary. Our directors must register a transfer of shares which is in accordance with these requirements subject to the Corporations Act, the ASX Listing Rules, and the ACH Clearing Rules, our constitution and any other law including the Telstra Act.
     The directors may ask the ACH to apply a holding lock to stop an electronic transfer under certain circumstances.
  Transfer of shares in New Zealand
     A transfer of shares in New Zealand may be by a market transfer in accordance with the electronic system for share trading established by the FASTER system or by a proper instrument of transfer in writing.
Our securities are traded on the ASX and the NZSX and are quoted on the NYSE
     Our securities are currently traded on the ASX, the NZSX and the NYSE. Unless you have made special arrangements in advance with a stockbroker, you may not be able to trade your shares on an exchange other than the exchange of the country in which the relevant share register is located.
     If shareholders wish to transfer holdings between the Australian and New Zealand registers, shareholders should contact the Telstra registrar for more information as restrictions may apply to movements between these registers.
There are restrictions on the level of foreign ownership of our shares
     Foreign persons must not hold particular “stakes” in us, if the level of foreign ownership of our shares exceeds certain individual or aggregate levels. This is because of requirements in:
•	the Telstra Act;

•	our constitution; and

•	the instalment receipts trust deed.
     Acquisitions of interests in Australian companies by foreign interests are also regulated by the Foreign Acquisitions and Takeovers Act 1975 of Australia. See “Exchange Controls and Foreign Ownership” for an explanation of the restrictions.
Constitution and Documents on Display
  Our constitution
     The following is a summary of the material provisions of our constitution which may affect shareholders.
     We propose to replace our constitution at the upcoming 2006 annual general meeting to be held on 14 November 2006. Because of the timing of the Global Offering, applicants under the Global Offering will not receive a notice of meeting and will not have the right to attend or vote at this annual general meeting, unless they are existing Telstra shareholders.
     The proposed new constitution will, among other things, reflect changes arising from the Global Offering, regulatory changes under the Corporations Act and the ASX Listing Rules and developments in best practice

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corporate governance. See the section ‘‘— Proposed changes to our constitution’’ below for details of the proposed new constitution.
     A summary of our proposed new constitution is set out in the notice of meeting for the annual general meeting to be held on 14 November 2006. A copy of the proposed constitution has been lodged with ASX and is also available on our website at www.telstra.com.au/abouttelstra/investor and at the meeting.
  Issue of further shares
     Our Board may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, the ASX Listing Rules and any special rights conferred on holders of any shares.
  Calls
     Our Board may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls. All shares currently on issue are fully paid.
  Restrictions on foreign ownership
     Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions contained in the Telstra Act. We have adopted rules to implement these provisions which bind all shareholders. These are outlined in the ‘‘Exchange Controls and Foreign Ownership’’ section in this Institutional Offering Memorandum.
  Alteration of rights
     The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class.
  Borrowing powers
     Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution which would require a special resolution to be passed by our shareholders at a general meeting.
  Shareholders’ approval required
     The management of the business and affairs of the company is vested in our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors, and the sale or disposal of our main undertaking.
  Directors and shareholders may call a meeting
     The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:
•	shareholders who hold at least 5% of the votes that may be cast at the general meeting; or

•	at least 100 shareholders who are entitled to vote at the general meeting.
  General meeting attendance and notice
     All shareholders are notified of and may attend all general meetings. We send a notice of the meeting to all shareholders at least 28 days before the meeting.

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  Voting rights
     Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person or by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.
     Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. However, the requirement for the Commonwealth to be present will be removed upon the completion of the Global Offering if our proposed new constitution is adopted. See the section “Proposed changes to our constitution” below. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:
•	if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or

•	in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.
     At the adjourned meeting, the quorum is two shareholders present in person or by proxy, attorney or representative. Under our current constitution, one shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes after the time specified for the meeting.
     Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:
•	the chairman of the meeting;

•	not less than five shareholders who may vote on the resolution; or

•	a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.
     If the demand for a poll is withdrawn, the vote is decided on a show of hands.
     Subject to any rights or restrictions attaching to our shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.
     An ordinary resolution is passed:
•	on a show of hands, by a majority of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative holding at least a majority of the votes cast in favour of the ordinary resolution.
     A special resolution is passed:
•	on a show of hands, by at least 75% of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative that represent at least 75% of the votes cast in favour of the special resolution.
  Dividends
     Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.

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  Rights to profits
     The power to declare dividends, pay dividends and fix the time for their payment is vested in the Board.
     Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.
     A declaration by our directors as to the amount of the profits available for dividend is conclusive and binding on all shareholders.
  Documents to be sent to shareholders
     Shareholders will receive a copy of any financial statements or other documents which we must send to shareholders under our constitution, the Corporations Act or the ASX Listing Rules.
     We also offer shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.
  Winding-up
     If we are being wound up and the assets available for distribution among shareholders are insufficient to repay the whole of the paid up capital (including credited as paid), the surplus assets must be applied first in repayment of paid up capital (including credited as paid) on all shares that are not restricted securities at the commencement of the winding up. Any remaining surplus assets will then be applied in repayment of the capital paid up (including credited as paid) on all shares that are restricted securities.
     If in a winding-up the assets available for distribution among shareholders are more than sufficient to repay the whole of the paid up capital (including credited as paid), the excess must be distributed among shareholders in proportion to the capital paid up (including credited as paid) or which ought to have been paid up (including credited as paid on their shares) at the commencement of the winding-up.
  Number of directors
     At all times, we must have between 3 and 13 directors on the Board of directors. Shareholders may vote to increase the maximum number of directors.
  Directors’ share qualification
     Our directors are not required to hold Telstra shares.
  Retirement of directors
     Our directors (other than the CEO) may not retain office for more than three years without offering themselves for re-election. At the annual general meeting (“AGM”) in each year, at least one third of our directors (other than the CEO) must retire from office. The directors to retire by rotation at each AGM are those who have been longest in office.
     In addition, the Board’s general policy on Board membership for non-executive directors is:
•	in general, directors will be encouraged to retire at 72 years of age; and

•	the maximum tenure is 12 years (usually four terms of three years).
  Directors’ interests
     A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.

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     The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:
•	when the Board has passed a resolution that identifies the director and his/her interest and states that the other directors are satisfied that the interest should not disqualify the director from voting or being present; or

•	where the ASIC makes a declaration or class order that the director may be present and vote notwithstanding his/her material personal interest.
     The directors’ power to vote on resolutions relating to their compensation in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors may:
•	call a general meeting to consider a resolution to deal with the matter; or

•	seek a declaration from ASIC allowing the interested director to vote and be included in the quorum (ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting).
  Officers’ indemnity and insurance
     Our constitution provides for us to indemnify each officer, to the maximum extent permitted by law, against any liability incurred as an officer provided that:
•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and

•	the liability does not arise out of conduct involving a lack of good faith.
     Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs incurred in defending civil or criminal proceedings.
     If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.
     We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of us or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities which arise out of conduct involving a wilful breach of that person’s duty to us or a breach of their duty not to improperly use their position or company information.
  Proposed changes to our constitution
     We propose to replace our existing constitution at the annual general meeting to be held on 14 November 2006. The key differences between the existing constitution and the proposed constitution are summarised below.
Commonwealth Specific Provisions
     Provisions specific to the Commonwealth’s majority ownership in us will be removed from the main body of the constitution and placed in a schedule. These include provisions:
•	requiring the Commonwealth to be present as a member of quorum in order for a meeting to be valid;

•	regarding Commonwealth representation at member meetings; and

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•	requiring the Board to consult the relevant Commonwealth Minister before appointing a casual vacancy or an additional director to the Board.
     The provisions of this schedule will fall away once the Commonwealth ceases to hold 50% or more of the shares in Telstra (upon completion of the Global Offering).
  Foreign Ownership Provisions
     The Telstra Act restricts the holding of particular foreign ownership stakes in us. The provisions from our existing constitution regarding limitations on foreign ownership have been simplified in the main body of the proposed constitution to facilitate usability, with the detail of the foreign ownership rules to be set out in a separate document.
  Director Retirement and Rotation
     The director retirement provisions of the existing constitution have been amended to remove the rotation requirement that one-third of directors (other than the CEO, and those appointed to fill casual vacancies) retire by rotation each year. The effect of this is that directors may be required in some circumstances to retire more frequently than required under the ASX Listing Rules (i.e., three years). Accordingly, the proposed constitution reflects the requirements of the ASX Listing Rules to have an election of directors each year, and to require all directors to retire at the third annual general meeting after the director was elected or last re-elected.
  Directors’ Retirement Benefit Scheme
     It is now widely accepted that payment of retirement benefits over and above directors fees for non-executive directors (other than superannuation contributions) is not in line with current best practice corporate governance. We have acted over recent years to remove non-executive director retirement benefits. The ability to pay future retirement benefits to non-executive directors has been removed from the proposed constitution, subject to meeting our obligations with respect to previously accrued retirement benefits.
  Direct Crediting of Dividends
     The new constitution contains detail regarding our powers in relation to the electronic transfer of dividends into a shareholder’s nominated account. In addition, the proposed constitution provides that unclaimed moneys will, in certain circumstances, be able to be re-invested in shares of Telstra.
  Direct Voting
     A provision has been inserted in the proposed constitution to permit us to enable shareholders in the future to vote directly on resolutions considered at a general meeting by mailing their votes to Telstra prior to the meeting. This means that a shareholder’s vote can still be counted even where the member cannot attend personally and does not appoint a proxy. Shareholders will continue to be entitled to appoint proxies if they so desire even if we decide to introduce direct voting at future meetings.

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Relationship between Shares and Instalment Receipts
     If you purchase shares from the Commonwealth, you will have to pay for them in two instalments.
     When you pay the first instalment, you will be an instalment receipt holder. When you pay the final instalment, you will become a shareholder, assuming you have met any earlier related obligations including the obligation to pay any duties and taxes. Holders of instalment receipts and shareholders will generally have rights equivalent to those of shareholders. These rights include:
•	the right to receive any dividends declared by us; and

•	the right to attend and vote at meetings of our shareholders (by directing the trustee to vote).
     You should refer to the summary of these topics in the section “Description of Shares and our Constitution” to understand your rights and the section on “Description of the Instalment Receipts and Trust Deed” for an explanation of the rights of instalment receipt holders.
Description of the Instalment Receipts and Trust Deed
     The following information is a summary of the material provisions of the instalment receipts and the trust deed dated on or about 8 October 2006 between the Commonwealth and the trustee. The trust deed sets out many of your rights and obligations as an instalment receipt holder. You may inspect a copy of the trust deed and the constitution of the trustee at our principal office at Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours prior to the closing of the Global Offering.
Instalment receipts
  You must purchase Telstra shares in two instalments
     Shares are payable in two instalments. The first instalment is A$2.10. You must pay this amount when you apply for shares. The final instalment is A$        and you should pay this amount by 5:00 pm Sydney, Australia time on or by 29 May 2008. You must pay both instalments in Australian dollars.
  You may prepay the final instalment
     You may prepay the final instalment owing on some (in minimum parcels of 2,000 instalment receipts) or all of your instalment receipts by paying the relevant amount to the instalment receipt and share registrar. If you prepay the final instalment payment before the final instalment due date you will receive a discount for early payment. The prepayment discount is calculated by discounting the final instalment for the period between the relevant prepayment date (the last day of the month in which payment is received) and the final instalment due date, using the yield to maturity of the benchmark Government bond 8.75% Coupon, maturing 15 August 2008, applicable as at the end of the previous month, as published on the Reuters monitor system
“RBA 28” (or any page which replaces that page) at 4:30 p.m. on such day.
     Instalment receipt holders who wish to prepay the final instalment will need to contact the instalment receipt and share registrar to obtain notification of the amount payable and the applicable prepayment discount. Details of acceptable methods of payment, and of how cheques are to be made payable, will be provided by the instalment receipt and share registrar. The instalment receipt and share registrar will receive the amount on behalf of the Commonwealth and will pay it to the Commonwealth.
     Prepayments will be processed in monthly batches. The first available prepayment date is 28 February 2007 and the last prepayment date is 31 March 2008. Instalment receipt holders can only prepay the final instalment on a prepayment date by:
•	contacting the instalment receipt and share registrar by the eighth business day of the month in which the prepayment date falls (so, for example, instalment receipt holders wishing to prepay on 31 March 2008 must contact the instalment receipt and share registrar by the eighth business day of March 2008); and

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•	paying the final instalment (less any applicable prepayment discount) on or before the relevant prepayment date.
     Where the instalment receipt and share registrar has received a prepayment by the relevant prepayment date and that prepayment has cleared within five business days after the relevant prepayment date, the trustee will transfer the shares underlying your instalment receipts to you within eight business days after the relevant prepayment date. Once the shares are transferred to you, the Commonwealth’s security interest will be extinguished and your instalment receipts cancelled. The prepayment discount is not available to instalment receipt holders with a registered address in New Zealand.
     Each holder that prepays the final instalment will, by paying the prepayment, be deemed to represent, acknowledge and agree that:
•	it is:
•	outside of the United States, is not a U.S. person and is not acting on behalf of, or for the account of, a U.S. person; or

•	in the United States or a U.S. person and is a QIB;
•	it understands that the shares to be delivered upon prepayment of the final instalment have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States;

•	it understands that the shares to be delivered upon prepayment of the final instalment may not be offered, sold, pledged or otherwise transferred except:
•	in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

•	to, or for the account of, a QIB, in reliance on Rule 144A under the Securities Act and, in each case in accordance with any applicable securities laws of any state of the United States;
•	for so long as the shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, it will not deposit or cause to be deposited any of such shares to be issued upon prepayment of the final instalment in any unrestricted depositary receipt facility established or maintained by a depositary bank in the United States.
  The Commonwealth will transfer shares to the trustee and you will become an instalment receipt holder
     Once your application for shares has been accepted and you have paid the first instalment, the Commonwealth will transfer the legal title to the shares to the trustee. Subject to a security interest in favour of the Commonwealth securing the obligation on you to pay the final instalment, the trustee will hold those shares on trust for you. This means that you have a beneficial interest in those shares. Your interest is registered on an instalment receipt register. You will be regarded as the beneficial owner of the same number of shares as instalment receipts registered in your name on the instalment receipt register. Because you do not hold the legal title to your shares, you are not a shareholder. You are an instalment receipt holder. In almost all respects, an instalment receipt holder has equivalent rights to those of a shareholder.
  The instalment receipt register
     The instalment receipt register is the only evidence of your holding of an instalment receipt and of the beneficial interest in the share underlying your instalment receipt. The instalment receipt register will be maintained by the instalment receipt and share registrar. You may inspect or obtain a copy of the instalment receipt register (for a fee, in some cases) if you provide an undertaking regarding the use of the information you obtain in inspecting, or obtaining a copy of, that register.
     The instalment receipt and share registrar in Australia is Link Market Services Limited who is also Telstra’s share registrar in Australia.

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     You should notify the instalment receipt and share registrar if you change your name or your address so that this change may be made to the instalment receipt register. The Commonwealth, the trustee and the instalment receipt and share registrar may (but need not) act as though any notice so given has been properly reflected in the instalment receipt register (whether or not it has been), but an instalment receipt holder will only be entitled to expect that a notice so given has been properly reflected in the instalment receipt register if the instalment receipt holder has received and produces a written confirmation to that effect from the instalment receipt and share registrar.
     Except as required by law or by a court of competent jurisdiction, neither the trustee nor the instalment receipt and share registrar will recognise any trust and, therefore no trust will be entered upon the instalment receipt register.
  The Australian instalment receipt register is electronic
     Everyone acquiring instalment receipts pursuant to the global offering other than those applying in the portion of the offering made in New Zealand will be recorded on the Australian instalment receipt register. Most transfers of instalment receipts on the Australian instalment receipt register will be handled electronically through CHESS. See the section on “Description of Shares and our Constitution” for an explanation of this system.
     Certificates will not be issued for instalment receipts on the Australian instalment receipt register. Instead, you will receive a statement of holding advising you of the number of instalment receipts you hold. If you sell any of your instalment receipts or if you purchase more instalment receipts, you will receive a new statement of holding at the end of the month. You may obtain an additional statement of holding at any time for a fee.
     If you hold instalment receipts on the CHESS subregister, your statement of holding will set out your Holder Identification Number (“HIN”). If you hold instalment receipts on the issuer-sponsored subregister, your statement of holding will set out your Security Holder Reference Number (“SRN”). You must quote your HIN or SRN when dealing with a stockbroker or the instalment receipt and share registrar.
  You may transfer or sell your instalment receipts subject to the terms of the trust deed
     You may transfer some or all of your instalment receipts to another person, subject to the terms of the trust deed.
     The trust deed provides that you may transfer any of your instalment receipts by:
•	a Proper ASTC Transfer (as defined in the Corporations Regulations);

•	a Sufficient Transfer (as defined in the Corporations Regulations);

•	an electronic transfer under the NZSX’s FASTER system;

•	a written instrument of transfer in the form in the schedules to the trust deed or in any other form approved by the trustee (a number of standard forms of transfer used in Australia and New Zealand will be approved by the trustee for this purpose); or

•	any other method of transfer of marketable securities which is introduced by ASX, ACH or ASTC or operates in accordance with the ASX Listing Rules, ACH Clearing Rules, ASX Market Rules or ASTC Settlement Rules and recognised under the Corporations Act and approved by the trustee.
     The trustee may, in the case of a transfer other than a Proper ASTC Transfer, direct the instalment receipt and share registrar to refuse to register any transfer of instalment receipts where the ASX Listing Rules applying to the trustee and the instalment receipts or the ACH Clearing Rules, ASX Market Rules or ASTC Settlement Rules permit such refusal.
     If you transfer some or all of your instalment receipts and the transfer is registered on the instalment receipt register at end of day on 15 May 2008, the person to whom you transfer your instalment receipts will have to pay the final instalment.

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     In addition, the person to whom you transfer your instalment receipts automatically agrees to be bound by the trust deed and the instalment receipts as soon as they take a transfer of your instalment receipts. If the ASIC declaration to the effect that transferees of instalment receipts are bound by the terms of the trust deed is varied or revoked, any off-ASX transfer must be accompanied by a deed of acknowledgement executed by the transferee or equivalent. Such an ASIC declaration has been obtained and is in force.
  Instalment receipts will be listed on the ASX and the NZSX
     The trustee will apply to list the instalment receipts (and the underlying shares) on ASX within seven days after the date of the Australian prospectus (9 October 2006). An application has been made to the New Zealand Exchange Limited for quotation of the instalment receipts (and the underlying shares) on the NZSX and all requirements of the New Zealand Exchange Limited relating to this application that can be complied with on or before the date of the distribution of the Australian prospectus and the New Zealand Investment Statement have been duly complied with. However, the New Zealand Exchange Limited accepts no responsibility for any statements in this Institutional Offering Memorandum.
  There are restrictions on the level of foreign ownership of us
     Foreign persons must not hold particular “stakes” in us. See “Exchange Controls and Foreign Ownership” for an explanation of the restrictions.
Trust deed
     The following is a summary of the material provisions of the trust deed relating to the instalment receipts. These provisions are set out in the trust deed. You may inspect the trust deed if you need more information.
  Instalment receipt holders may call a meeting
     Instalment receipt holders may require the trustee to requisition or call a meeting of our shareholders if they hold the number of instalment receipts representing shares which, if those shares were held by those instalment receipt holders, would entitle the instalment receipt holders to call or require the calling of the meeting themselves in accordance with the Corporations Act or our Constitution. You should refer to “Description of Shares and our Constitution” for more information.
     If you wish to call, or require the calling of, a meeting, you must ask the trustee to do so on your behalf because the trustee is the legal owner of the shares underlying the instalment receipts.
  You may attend a general meeting of shareholders and must receive notice of the meeting
     You generally have equivalent rights to those of shareholders including the right to attend and speak at a general meeting of our shareholders. You cannot vote directly at a general meeting of our shareholders but can direct the trustee how to vote the shares underlying your instalment receipts.
     The trustee will direct the instalment receipt and share registrar to make arrangements with us and the share registrar to ensure that, so far as practicable, the share registrar sends to you any notice of meeting of shareholders at the same time and in the same manner it sends that notice to shareholders.
     You should refer to the section “Description of Shares and our Constitution” for more information.
     As you are not strictly a shareholder, the trust deed sets out a procedure that the trustee must follow to ensure that you may direct the votes attached to the underlying shares at a general meeting. That procedure may be summarised as follows:
•	you will receive the notice of meeting and will also receive a direction form to enable you to give directions to the trustee on how to exercise the votes attached to the underlying shares. The trustee can be directed to ensure the votes are cast for or against each resolution at the meeting, or can be directed to abstain. Alternatively, the trustee can be directed to appoint the chair of the meeting as open proxy in respect of the relevant votes;

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•	the trustee will appoint proxies to exercise the votes in accordance with the directions received;

•	if you do not provide a valid voting direction, the trustee must not cast a vote on any resolution in respect of the underlying shares to which your instalment receipts relate.
     Directions will only be valid if:
•	they are received by 5:00pm Sydney, Australia time on the day two business days before the last day for our shareholders to lodge proxies in relation to the relevant general meeting; and

•	the person giving the direction remains the registered holder of the relevant instalment receipts at end of day on the day two business days before the ‘snapshot’ time fixed by us for determining which shareholders are entitled to vote at the relevant general meeting.
  Dividends
     If we declare or pay a dividend (other than by way of bonus issue), the trustee must:
•	if the dividend is to be paid wholly or partly in cash, direct us to pay the cash part of the dividend directly to you according to the number of instalment receipts registered in your name; and

•	if the dividend is not wholly in cash, take all reasonable steps (as defined in the trust deed) to cause the non-cash part of the dividend to vest in you. The trustee is not required to take steps which are unlawful or impracticable or which may involve unindemnified expense to the trustee or which may potentially expose the trustee to liability.
     The trustee will take all reasonable steps (as defined in the trust deed) to require that the payment of any dividend to you is made at the same time and in the same manner as we pay dividends to shareholders.
     Payments will be made to you if you are on the instalment receipt register at the relevant time. See “The trustee will set record dates” for more information.
     It is the responsibility of instalment receipt holders to ensure they comply with any requirements imposed by us from time to time in relation to payment of dividends (for example, by nominating a bank account of a type approved by us). The trustee is not responsible to you for any neglect or default on our part in relation to dividends.
     Tax may be withheld from dividends and other distributions. See the section on “Taxation”.
     If there is a question of whether a dividend belongs to you or forms part of the Commonwealth’s security interest over the shares (such as where the Commonwealth is required to exercise its security due to a default by you), the trustee will need to assess the situation and determine who the dividend belongs to. It will apply the same principles as it will apply to an accretion that is not specifically provided for in the trust deed. In that case, the trustee will determine whether the accretion is an addition to or a replacement of the share. If it is an addition to or replacement of the share, the trustee will hold the accretion on trust in the same way that it holds the security interest in the shares. If the accretion is an incident of the beneficial interest which you hold, the trustee will take reasonable steps (as defined in the trust deed) to transfer the accretion to you or, if that is not possible, it will hold the accretion for your benefit in the same way that it holds your beneficial interest.
  The trustee will set record dates
     The trustee will fix a record date whenever we propose to:
•	pay a cash dividend;

•	make any other cash or non-cash distribution; or

•	issue rights in regard to the shares.
     This is the date on which you will need to be registered on the instalment receipt register in order to receive the dividend, distribution or rights. This date will, to the extent practicable, be the same as the record date fixed by us for shareholders except in the case of meetings where the record date for determining who is entitled to vote at the

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meeting will be two business days before the record date for shareholders. You should refer to the topic “You may attend a general meeting of shareholders and must receive notice of the meeting” in this section for an explanation of the record date for meetings.
  Documents to be sent to instalment receipt holders
     Your rights in this regard are equivalent to those of shareholders, except that you will not receive a notice of, and will not be entitled to attend and vote at, our annual general meeting to be held on 14 November 2006, unless you are an existing shareholder. You should refer to the section “Description of Shares and our Constitution” for more information.
  You may participate in a new issue of shares
     If we make an entitlements offer to our shareholders to participate in a new issue of shares or other securities (other than a bonus issue), the trustee is not obliged to respond to that offer or, if it is renounceable, to dispose of it. The trustee will seek advice from the instalment receipt and share registrar, us, the share registrar or some other suitably qualified person and if that advice is that reasonable steps (as defined in the trust deed) can be taken to confer the benefit of the offer on you as an instalment receipt holder, the trustee will take those reasonable steps. Any securities you receive under a new issue cannot be sold by the trustee if you fail to pay the final instalment.
  You cannot mortgage or charge the shares underlying your instalment receipts
     As discussed below, the trustee may sell some or all of the shares underlying your instalment receipts if you do not pay the final instalment by the final instalment due date. This is because the Commonwealth has a “security interest” over your shares. You cannot create any security interest, such as a mortgage or a charge, over the shares the trustee is holding on your behalf. In addition, you cannot do anything which would have the effect of giving another person any right over the shares until you have paid the final instalment and the trustee has transferred the shares to you. For this reason, the trustee and the instalment receipt and share registrar will not recognise or give effect to any security interest over your beneficial interest in, or your future right to receive, the shares underlying your instalment receipts.
  You must pay any duties and taxes on your instalment receipts or shares
     If the trustee receives a demand or an assessment relating to you, your instalment receipt holding or shares underlying your instalment receipt holding from a revenue or other authority for any duties and taxes or becomes aware that it may be liable to pay such duties and taxes, then if the trustee is advised that it must pay that amount, you must pay that amount to the trustee upon demand.
     If you do not pay the amount demanded by the trustee in the manner and within the period set out in the notice provided by the trustee, the trustee may take action to recover that amount as a debt due from you. It may choose to sell all or any of your instalment receipts or, if the Commonwealth directs, the shares to which your instalment receipts relate. If the trustee sells the shares relating to your instalment receipts, your instalment receipts will be cancelled. In either case, the proceeds of the sale will be applied in accordance with a priority order set out in the trust deed.
     You are not responsible for “Excepted Duties”. This means that you are not required to pay stamp duty on the transfer of the shares from the Commonwealth to the trustee and from the trustee to you after the final instalment is paid and on constitution of the trusts on which the shares are held.
  You must pay the final instalment
     You will receive a reminder notice approximately four weeks before the final instalment is due. The reminder notice will be sent to the address recorded against your name in the instalment receipt register. See generally the topic “The instalment receipt register” in this section.

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     So that the Commonwealth can determine who must pay the final instalment, we will ask the ASX to suspend trading of the instalment receipts on or about 9 May 2008. If you are on the instalment receipt register at end of day on 15 May 2008, you will have to pay the final instalment. This is so even if you do not receive the reminder notice.
  If you pay the final instalment, the trustee will transfer the shares to you
     If you pay the final instalment by 5:00 pm Sydney, Australia time on 29 May 2008 and the payment is cleared by 5:00 pm Sydney, Australia time on 10 June 2008, the trustee will transfer the shares to you within 12 business days (or a longer period if the ASX permits) of 29 May 2008.
     If the funds you send to pay for the final instalment are not cleared by 5:00 pm Sydney, Australia time on 10 June 2008, the trustee will transfer the shares to you as soon as practicable after receiving a notice that those funds are cleared.
     When the trustee transfers the shares to you, your instalment receipts will be cancelled. At that point, you will become an ordinary shareholder.
The shares underlying your instalment receipts may be sold if you fail to pay the final instalment and you may have to pay interest and other charges
     If you default in paying the final instalment, you will have to pay interest on the amount of the final instalment. Interest will be calculated at 12% per annum.
     If you default in paying the final instalment, the trustee may sell some or all of the shares underlying your instalment receipts. This includes all dividends, rights or other benefits accruing or received on the shares after 29 May 2008.
     The trustee will apply the proceeds of sale of your shares sold in the following order:
•	in payment of the costs and expenses of the trustee in attempting to recover the final instalment from you (including the costs associated with the giving of default notices demanding payment, at a minimum cost of A$75 per notice given to you — one or more such notices may be given to you);

•	in payment of the costs and expenses incurred in the sale of your shares plus an administration charge of A$75;

•	in payment of any duties and taxes relating to the relevant shares or instalment receipts;

•	in payment of interest on all the above amounts and on the final instalment;

•	if only some of your shares for which you have not paid the final instalment are sold, in payment to the Commonwealth of the above amounts owing in respect of the remaining shares; and

•	in satisfaction of the final instalment due by you.
     You will receive the balance remaining after the proceeds have been applied in this way.
     If the proceeds of the sale of the shares are insufficient to cover the above amounts, you remain liable for the shortfall. The trustee must take action against you to recover the shortfall unless the Commonwealth instructs it to cease that action. The Commonwealth can also take recovery action against you directly.
  Powers and duties of the trustee and limits on its liability
     All the powers and duties of the trustee are set out in the trust deed.
     The trustee’s liability is generally limited to circumstances of gross negligence or fraud on the part of the trustee.
     The trustee is not liable for failing to do anything that it is forbidden from doing by any law or other requirements by which it is bound, or for doing anything that it is required to do under those laws or requirements.

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     The trustee may delegate its powers and duties in relation to the foreign ownership restrictions set out in the Telstra Act, including its power to dispose of instalment receipts for the purpose of seeking to prevent the occurrence or continuation of an ‘unacceptable foreign ownership situation’ (as defined in the Telstra Act).
     The trust deed contains provisions designed to enable the trustee to monitor and enforce the foreign ownership restrictions. These are outlined above at the section “Exchange Controls and Foreign Ownership”. The trustee has the power to adopt rules to implement these provisions, which will bind all instalment receipt holders.
  Events concerning us
     The trust deed has provisions which deal with the duties of the trustee if:
•	a takeover bid is made for our company;

•	a takeover bid is made for instalment receipts;

•	we subdivide, consolidate or reconstruct our shares;

•	we reduce our capital. If it is a return of capital, the Commonwealth will receive the return and the final instalment will be reduced accordingly;

•	we make a buy-back offer for shares. The trustee may accept only buy-back offers where the buy-back price is equal to or exceeds the final instalment and you direct the trustee to accept the offer. In that case, the trustee will direct us to pay the final instalment (reduced by the prepayment discount calculated as though the buy-back payment was a prepayment) to the Commonwealth and any balance will be paid to you; or

•	we make a bonus issue or our shareholders receive rights under a scheme of arrangement. If the benefits received relate solely to your beneficial interest and do not impair the Commonwealth’s security interest, the trustee will take reasonable steps (as defined in the trust deed) to transfer them to you. Otherwise, they will be treated as an accretion to the Commonwealth’s security interest.
  The trust deed may be amended by the Commonwealth and the trustee
     The trust deed may be amended by a supplemental deed between the Commonwealth and the trustee.
     However, any amendment must not:
•	impair your right to enjoy your beneficial interest in the shares before you pay the final instalment;

•	impair your rights to receive a transfer of the shares once the final instalment is paid;

•	vary the date on which you must pay the final instalment; or

•	remove your right to receive dividends unless that amendment results from an event, transaction or resolution by, or concerning, our company.
  The trust deed is governed by the law of the Australian Capital Territory
     The trust deed is governed by the law of the Australian Capital Territory. The courts of the ACT shall have non-exclusive jurisdiction to settle any dispute, action, claim, suit or proceeding relating to the trust deed, the Commonwealth’s security interest or the beneficial interest in the shares underlying the instalment receipts. You are deemed to have submitted to the non-exclusive jurisdiction of the courts of the ACT.
     You are also deemed to have irrevocably waived any immunity that you may now or in the future have in regard to your obligations under the trust deed.
     Nothing in the above clauses limits the right of the Commonwealth or the trustee to recover unpaid amounts from you or to take any proceedings against you in any manner permitted by law or in any court having jurisdiction. Even if the Commonwealth or the trustee takes proceedings in one jurisdiction, it may still take proceedings in another jurisdiction, whether concurrently or not.

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  Other provisions
     The trust deed also contains other provisions, including:
•	the Commonwealth may remove the trustee if it appoints a wholly-owned Commonwealth company as the new trustee. A court may be able to remove the trustee in some circumstances;

•	the Commonwealth must pay all expenses of the trustee. However, you must pay any expenses of the sale of your shares arising from enforcement action taken by the Commonwealth to recover the final instalment and certain other costs and charges;

•	the Commonwealth indemnifies the trustee for all liabilities arising from the performance of its responsibilities under the trust deed, subject to certain limitations in the case of bad faith, malice, fraud or recklessness on the part of the trustee;

•	the Commonwealth indemnifies you for all losses or damages which you may suffer as a result of a breach by the trustee of its obligations under the trust deed, except to the extent that the breach by the trustee is a result of your negligence, bad faith or wilful default;

•	if the trustee takes action to recover amounts owing by you to the Commonwealth, the trustee acts as the Commonwealth’s agent. It must have regard solely to the Commonwealth’s interest so far as the law permits;

•	there are provisions that limit your ability to affect the timing and manner of the sale of shares or instalment receipts;

•	the trustee may provide information it has to us and the Commonwealth. Information you provide in your application for shares may be provided by the Commonwealth to the trustee;

•	the trust deed contains provisions dealing with the situation where the trustee is obliged by law or court order to dispose of the shares underlying your instalment receipts and dealing with circumstances where rights attaching to shares are cancelled or suspended or shares become vested in a third party or authority under any law, court order or otherwise. The trust deed also contains provisions in relation to compulsory acquisition of shares under takeover laws;

•	joint holders of instalment receipts owe the obligations imposed on them under the trust deed jointly and severally;

•	you must make all payments required to be made by you by cleared payment without deduction of any kind and free of any counter-claim or set-off;

•	there are general provisions in the trust deed which allow changes to times and dates to avoid administrative difficulties. However, the date for payment of the final instalment cannot be changed; and

•	instalment receipts may be cancelled by agreement with their holder and the relevant shares re-transferred to the Commonwealth if the Commonwealth has repaid the first instalment to the instalment receipt holder.
  Administration arrangements
     The Commonwealth, the trustee and ourselves have entered into an agreement dated on or about 8 October 2006 that deals with administrative arrangements in regard to instalment receipt holdings, such as payment of dividends, and foreign ownership restrictions, such as administration of the foreign ownership rules.

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Taxation
     This section describes the principal United States federal income and Australian tax consequences of owning shares or instalment receipts. It applies to you only if you purchase your shares through this offering and hold your shares or instalment receipts as capital assets for tax purposes. This section is the advice of Sullivan & Cromwell insofar as it relates to matters of United States federal income tax law and is the advice of Mallesons Stephen Jaques insofar as it relates to matters of Australian law. This section does not address all material tax consequences of owning shares. It does not address special classes of holders, some of whom may be subject to other rules, including:
•	tax-exempt entities;

•	certain insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the US dollar.
     This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, (“the Code”), its legislative history, existing and proposed regulations, and published rulings and court decisions, and the tax laws of Australia each as currently in effect, as well as on the Convention between the United States of America and Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
     You should consult your own tax advisor regarding the United States federal, state and local and the Australian and other tax consequences of owning and disposing of shares or instalment receipts, in your particular circumstances.
United States Taxation
     United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this institutional offering memorandum or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.
     This discussion addresses only United States federal income taxation.
     A US holder (as defined below) of instalment receipts should be treated for United States federal income tax purposes as the owner of the shares represented by such instalment receipts.
     You are a US holder if you are a beneficial owner of shares and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.
     As used in this discussion, “United States Taxation”, unless the context otherwise requires, the term “share” refers to a share or instalment receipt.

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  Treatment of instalment payments
     The following is a discussion of original issue discount (“OID”) and foreign currency gain or loss and is based, in part, on Code provisions and US Treasury Department regulations that may be subject to varying interpretations.
  Deduction of interest
     Your obligation to make the final instalment payment under the trust deed will be treated, for United States federal income tax purposes, as a debt obligation (“the purchase obligation”), which will bear OID to the extent that the amount of the final instalment payment exceeds the difference between the fair market value of a share at the date of the issuance of the instalment receipt and the amount of the first instalment payment, all calculated in Australian dollars.
     Whether you are a cash-basis or accrual-basis taxpayer, you will be generally entitled to deduct as interest expense (subject to the limitations on the deductions of “investment interest” by non-corporate taxpayers and to other applicable limitations) the sum of the daily portions of OID with respect to each purchase obligation you have issued for each day during the taxable year in which your obligation remains outstanding. You can determine the daily portion by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that period.
     You can determine the amount of OID allocable to an accrual period by multiplying your purchase obligation’s adjusted issue price in Australian dollars at the beginning of the accrual period by your purchase obligation’s yield to maturity. You determine your purchase obligation’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Your purchase obligation’s adjusted issue price at the beginning of any accrual period will be your purchase obligation’s “issue price” increased by any previously accrued OID. You may select an accrual period of any length of not longer than one year, provided that the scheduled payment of the final instalment occurs at the end of an accrual period.
     The daily amounts of OID in Australian dollars should be converted into US dollars using the average of the spot exchange rates in effect during the relevant accrual period or other average exchange rate for the period reasonably derived and consistently applied by you. You may elect under a spot accrual convention to determine OID accrued on the basis of the exchange rate in effect on the last day of the accrual period. Additionally, under this method, if the payment date is within five business days of the last day of your accrual period or taxable year, you may instead translate the OID accrued into US dollars at the exchange rate in effect on the day of payment. You can make the election to use the spot accrual convention by filing a statement with your first tax return in which the election is effective, clearly indicating that the election has been made. Once made, the election must be applied consistently to all debt instruments from year to year and may not be changed without the consent of the US Internal Revenue Service.
  Unrelated business taxable income
     The purchase obligation constitutes “acquisition indebtedness” as defined in section 514 of the Code. Accordingly, if you are a US holder exempt from United States federal income tax, e.g., Individual Retirement Accounts, Keogh plans and pension and other employee benefit plans with tax exempt trusts, dividends and gains, if any, on the sale of shares may be taxed, in part, as unrelated business taxable income to the extent your total unrelated business taxable income for the taxable year exceeds US$1,000. The tax will apply to a portion of the dividends you receive during a taxable year during any part of which you were an obligor on the purchase obligation and to a portion of the gains on the sale of shares if you were an obligor on the purchase obligation during any part of the 12-month period preceding the sale (although you would generally be permitted to deduct a portion of the interest expense referred to above and the Australian withholding tax on dividends, if any, would generally be creditable against your United States federal income tax liability).
  Foreign currency gain or loss
     You will recognise any foreign currency gain or loss realised in respect of a purchase obligation as an ordinary gain or loss in the earlier of the taxable year in which you paid the final instalment or in the taxable year of sale of the

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share. Foreign currency gain or loss would be calculated separately in respect of the OID portion, if any, and the principal portion of the instalment payment.
     Your foreign currency gain or loss in respect of the principal portion of the instalment obligation would be based upon the difference, if any, between the US dollar amount of the adjusted issue price of the instalment obligation as translated at the exchange rate in effect on the date of payment and the US dollar amount of such adjusted issue price as translated at the exchange rate in effect on the date of purchase of the shares. Your foreign currency gain or loss in respect of any accrued OID portion for the instalment payment would equal the difference between the US dollar amount of the accrued OID as translated at the exchange rate in effect on the date of payment and the US dollar amount of the accrued OID as described above under “Deduction of Interest”.
  Payment of OID and Default Interest
     Payment of OID (and default interest, if any) to the Commonwealth may be subject to United States information reporting requirements on US Internal Revenue Service Form 1042-S.
  Effect of purchase obligations upon disposition of shares
     For purposes of calculating gain or loss on a disposition of shares, your tax basis in the shares will include, in addition to the amount of the first instalment payment, the US dollar equivalent issue price of the purchase obligation, based upon the spot rate prevailing on the date of purchase. The amount you realise on the disposition of shares will include, in addition to other amounts received, the US dollar equivalent of the amount of any remaining purchase obligation assumed by the transferee less the amount of unaccrued OID, if any, in respect of the purchase obligation, all as based upon the spot rate prevailing on that date. You would recognise foreign currency gain or loss, if any, in the manner described above under “Foreign Currency Gain or Loss” as if you had made an instalment payment in an amount equal to the amount of any remaining purchase obligation.
     If you default on the final instalment payment, and the trustee sells the shares pursuant to the procedure described above under “Description of Instalment Receipts and Trust Deed”, you would treat as an amount realised for purposes of the above the amount of the sale proceeds used by the trustee to pay the instalment (less the amount of unaccrued OID, if any) and any amount paid to you. Foreign currency gain or loss, if any, would be recognised upon a default. If the sale proceeds are insufficient to pay in full the instalment in default, under certain circumstances, the amount by which the instalment exceeds the sale proceeds or the fair market value of the shares may constitute ordinary income.
  Taxation of distributions on shares
     Under the United States federal income tax laws, if you are a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate US holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.
     You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar / US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend

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payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.
     Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
     Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before 1 January 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after 31 December 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
  Taxation of capital gains
     If you are a US holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares. Capital gain of a noncorporate US holder that is recognized in taxable years beginning before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
  Backup withholding and information reporting.
     If you are a noncorporate US holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:
•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of shares effected at a United States office of a broker.
     Additionally, backup withholding may apply to such payments if you are a noncorporate US holder that:
•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
     Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:
•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in US Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

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     In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:
•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:
•	one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.
Australian taxation
     A Class Ruling has been sought from the Australian Taxation Office (“ATO”) for participants in the Global Offering. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Institutional Offering Memorandum. While it is not anticipated to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling.
     The Australian income tax consequences for a particular investor will depend on the investor’s tax profile and own circumstances. For example, the tax consequences for some investors, such as financial institutions, who hold their investments on income account rather than on capital account will be different. Similarly, the taxation treatment of certain Tax Non-Residents may also be significantly different.
     This discussion does not seek to deal with the treatment of individuals who are temporary residents under Australia’s tax laws.
     This discussion is based on the law in force at the date of this Prospectus. The Commonwealth has proposed changes to the Australian income tax law in relation to capital gains. Tax Laws Amendment (2006 Measures No 4) Bill 2006 (“Bill”) which incorporates the proposed changes was introduced into Federal Parliament on 22 June 2006. The proposed changes were referred to the Senate Economics Legislation Committee (“Committee”) on 16 August 2006. On 4 October 2006 the Committee recommended that the Bill be passed.
     Under the proposed changes, a capital gain from a disposal of an instalment receipt or a share by a Tax NonResident should be subject to Australian income tax under the capital gains tax provisions only in limited circumstances. The proposed changes are discussed in “taxation of capital gains” below in relation to instalment receipts and shares.
     It is proposed the changes will apply to a disposal for capital gains tax purposes of an asset, including an instalment receipt or a share, by a Tax Non-Resident after the date that the legislation that will introduce the proposed changes receives Royal Assent.

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  Treatment of instalment receipts
  Taxation of distributions
     The income taxation treatment of distributions to holders of instalment receipts will reflect the income taxation treatment of distributions to holders of shares.
     While the distributions on instalment receipts are, strictly speaking, trust distributions, they will retain the character of dividends on the underlying shares and will be treated in the same way for Australian income tax purposes as dividends on the underlying shares.
     An “imputation system” operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the prevailing corporate rate (currently 30%). The payment of Australian income tax by an Australian company, such as Telstra, generates a franking credit for the company. Broadly, an amount of tax paid flows through to shareholders (as a “franking credit”) when the company pays a dividend which is franked by the company.
     Distributions paid to Australian resident holders of instalment receipts will generally be included in the assessable income of those holders of instalment receipts.
     Where the distribution to Australian resident holders of instalment receipts is a franked dividend, the franking credit associated with that dividend will generally also be included in the assessable income of those holders of instalment receipts.
     An offset of tax equivalent to the franking credit (known as a “tax offset”) is available only to Australian resident holders of instalment receipts.
     There are circumstances where an instalment receipt holder may not be entitled to the benefit of franking credits. The application of these rules depends on the instalment receipt holder’s own circumstances including the period for which the instalment receipts are held and the extent to which the instalment receipt holder is “at risk” in relation to their investment.
     Fully franked dividends (being a dividend which is franked) paid to non-resident shareholders are not subject to the Australian non-resident dividend withholding tax (“DWHT”). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced under the provisions of a double tax treaty).
     In the case of a resident of the United States, the rate may be reduced under Article 10 of the Convention between Australia and the United States for the Avoidance of Double Taxation (the “US Treaty”) to 15%. This requires that the instalment receipts are not effectively connected with a permanent establishment or a fixed base of the Tax Non-Resident in Australia through which the Tax Non-Resident carries on business in Australia or provides independent personal services.
     If a Tax Non-Resident who is a resident of the United States directly holds at least 10% of the voting power in the Australian company, then the DWHT rate may be further reduced to 5%. The restrictions on the extent of foreign ownership in Telstra are likely to ensure that a Tax Non-Resident does not qualify for this reduced rate.
     The unfranked part of any dividends paid by us to Tax Non-Residents will be subject to DWHT. We will deduct DWHT from dividends and pay the balance to the Tax Non-Resident.
     Fully franked dividends paid to Tax Non-Residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.
  Taxation of capital gains
     Under the current Australian income tax law, Tax Non-Residents will be liable for Australian income tax under the capital gains tax provisions on any gains realised from the disposal of certain assets. These assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident’s holding (together with the holding of associates) in the public company is 10% or more; and an interest in an Australian resident trust estate (“Australian CGT assets”).

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     An instalment receipt is an interest in an Australian resident trust estate, and so is an “Australian CGTasset” for the purpose of the Australian income tax on capital gains. Because the 10% ownership threshold that applies to shares in public companies does not apply to interests in trust estates, a gain from a disposal of an instalment receipt by a Tax Non-Resident under the current capital gains tax provisions will be subject to Australian income tax.
     Under proposed changes to the Australian income tax law in relation to capital gains tax, a capital gain from a disposal of an instalment receipt by a Tax Non-Resident will be subject to Australian income tax under the capital gains provisions only in limited circumstances.
     Generally, under the proposed changes, a Tax Non-Resident may only be subject to Australian income tax under the capital gains provisions where the Tax Non-Resident holds an interest in “taxable Australian property”.
     “Taxable Australian property” includes direct and indirect interests in real property located in Australia or the business assets of an Australian permanent establishment of a Tax Non-Resident.
     Indirect interests in Australian real property includes shares in interposed companies or interests in other interposed entities that hold Australian real property, where the value of those shares or interests is wholly or principally attributable to taxable Australian real property.
     Prospective instalment receipt holders should seek their own independent taxation advice in relation to the potential impact of the proposed changes to take into account their own circumstances.
     Certain Tax Non-Residents may be liable to tax in respect of a profit on a dealing in the assets as ordinary income, rather than under the capital gains tax provisions.
     A double tax treaty between Australia and the country of residence of the instalment receipt holder may give relief from liability to pay Australian income tax.
     Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of a resident of the United States, Article 7(1) of the US Treaty provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty.
     If the instalment receipts are held by an instalment receipt holder either as trading stock or a revenue asset, then gains realised on the disposal of those instalment receipts may be treated as “business profits”. Certain of Australia’s double tax treaties, including the US Treaty, specifically exclude capital gains from “business profits”.
     Prospective instalment receipt holders should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of an instalment receipt.
     A capital gain, for Australian tax purposes, will generally be the excess of the arm’s-length consideration in respect of the disposal of the instalment receipt over its cost base.
     For capital gains tax purposes, the arm’s-length consideration for the disposal of the instalment receipt will include the amount of the final instalment liability assumed by the purchaser.
     The cost base of an instalment receipt will include:
•	if the instalment receipt holder was the original holder of the instalment receipt — the sum of the amount of the first instalment and the amount of the final instalment; or

•	otherwise — the sum of the amount paid for the instalment receipt and the amount of the final instalment.
     If an instalment receipt holder is an individual, an Australian complying superannuation entity or a trust, they may be eligible to discount any net capital gain they make under the capital gains tax discount concession. This will only be the case if the instalment receipt holder has held the instalment receipts for at least 12 months prior to disposal.

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     If an instalment receipt holder is an individual or a trust (other than a trust that is an Australian complying superannuation entity), the net capital gain is discounted by half.
     If an instalment receipt holder is an Australian complying superannuation entity, the net capital gain is discounted by one-third.
     If the instalment receipt holder is a company, the capital gains tax discount concession will not be available in respect of any net capital gain on a disposal of the instalment receipt.
     Instalment receipt holders who incur a liability for Australian income tax will be required to file an income tax return in Australia.
  Transfer of shares from instalment receipt trustee following payment of final instalment
     The payment of the final instalment and transfer of legal title in the share from the instalment receipt trustee to the instalment receipt holder does not constitute a disposal of an asset for the purposes of the Australian income tax on capital gains, and does not give rise to any Australian income tax liability.
  Failure to pay final instalment
     The failure to pay the final instalment and subsequent sale by the instalment receipt trustee of the underlying share may have Australian income tax implications for instalment receipt holders. Instalment receipt holders should seek their own advice in relation to this issue.
  Treatment of shares
  Taxation of dividends
     An “imputation system” operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate (currently 30%). The payment of Australian income tax by an Australian company, such as Telstra, generates a franking credit for the company. Broadly, an amount of tax flows through to shareholders (as a “franking credit”) when the company pays a dividend which is franked by the company.
     Distributions paid to Australian resident shareholders will generally be included in the assessable income of those holders of those shares.
     Where the distribution is a franked dividend, the franking credit associated with that dividend will generally also be included in the assessable income of Australian resident shareholders.
     An offset of tax equivalent to the franking credit (known as a “tax offset”) is available only to Australian resident shareholders.
     There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depends on the shareholder’s own circumstances including the period for which the shares are held and the extent to which the shareholder is “at risk” in relation to their investment.
     Fully franked dividends (being a dividend which is franked) paid to non-resident shareholders are not subject to DWHT. Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced under the provisions of a relevant double tax treaty).
     In the case of a resident of the United States, the rate may be reduced under Article 10 of the US Treaty to 15%. This requires that the shares are not effectively connected with a permanent establishment or a fixed base of the Tax Non-Resident in Australia through which the Tax Non-Resident carries on business in Australia or provides independent personal services.
     If a Tax Non-Resident who is a resident of the United States directly holds at least 10% of the voting power in the Australian company, then the DWHT rate may be further reduced to 5%. The restrictions on the extent of foreign ownership in Telstra are likely to ensure that a Tax Non-Resident does not qualify for this reduced rate.

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     The unfranked part of any dividends paid by us to Tax Non-Residents will be subject to DWHT. We will deduct DWHT from the relevant dividend paid and pay the balance to the Tax Non-Resident.
     Fully franked dividends paid to Tax Non-Residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.
  Taxation of capital gains
     Under the current Australian income tax law, Tax Non-Residents will be liable for income tax under the capital gains tax provisions on any gains realised on the disposal of “Australian CGTassets”. Australian CGTassets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident’s holding (together with the holding of associates) in the public company is 10% or more.
     Tax Non-Residents who, together with their associates, hold less than 10% of the shares (or an interest in a share) in Telstra for the relevant period will, on disposal of the shares, not be subject to any Australian income tax on capital gains under the capital gains tax provisions. Restrictions on the extent of foreign ownership in Telstra should ensure that Tax Non-Resident shareholders qualify for this exemption.
     Under proposed changes to the Australian income tax law in relation to capital gains tax, a capital gain from a disposal of a share by a Tax Non-Resident will be subject to Australian income tax under the capital gains tax provisions only in limited circumstances.
     Generally, under the proposed changes, a Tax Non-Resident may only be subject to Australian income tax under the capital gains tax provisions where the Tax Non-Resident holds an interest in “taxable Australian property”.
     “Taxable Australian property” includes direct and indirect interests in real property located in Australia or the business assets of an Australian permanent establishment of a Tax Non-Resident.
     Indirect interests in Australian real property includes shares in interposed companies or interests in other interposed entities that hold Australian real property, where the value of those shares or interests is wholly or principally attributable to taxable Australian real property.
     Prospective shareholders should seek their own independent taxation advice in relation to the potential impact of the proposed changes to take into account their own circumstances.
     Certain Tax Non-Residents may be liable to tax in respect of a profit on a dealing in the assets as ordinary income, rather than under the capital gains tax provisions.
     A double tax treaty between Australia and the country of residence of the shareholder may give relief from liability to pay the Australian income tax.
     Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of a resident of the United States, Article 7 (1) of the US Treaty provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty.
     If the shares are held by a shareholder either as trading stock or a revenue asset, then gains realised on the disposal of those shares should be treated as “business profits”. Certain of Australia’s double tax treaties, including the US Treaty, specifically exclude capital gains from “business profits”.
     Prospective shareholders should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.
     A capital gain, for Australian tax purposes, will generally be the excess of the arm’s-length consideration in respect of the disposal of the share over its cost base. The cost base of a share will include the consideration on acquisition and incidental costs associated with acquisition.

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     If a shareholder is an individual, an Australian complying superannuation fund or a trust, then that shareholder may be eligible to discount any net capital gain they make under the capital gains tax discount concession. This will only be the case if the shareholder has held the shares for at least 12 months prior to disposal.
     If a shareholder is an individual or a trust (other than a trust that is an Australian complying superannuation entity), the net capital gain is discounted by half.
     If a shareholder is an Australian complying superannuation entity, the net capital gain is discounted by one-third.
     If the shareholder is a company, the capital gains tax discount concession will not be available in respect of any net capital gain on a disposal of the share.
     Shareholders who incur a liability for Australian income tax will be required to file an income tax return in Australia.
  Australian Stamp Duty
     The stamp duty laws of the Australian Capital Territory are relevant to dealings in the instalment receipts of shares of Telstra. Under those laws, the transfer of marketable securities or an interest in marketable securities is a dutiable transaction.
     The transfer of shares:
•	from the Commonwealth to the trustee; and

•	from the trustee to the holder of an instalment receipt on payment of the final instalment are, however, exempt from duty under the Commonwealth legislation relating to the privatisation of Telstra.
     No duty is payable in respect of an agreement for sale or transfer of:
•	shares which are quoted on the Australian Stock Exchange Limited, another stock exchange which is a member of the World Federation of Exchanges or another stock exchange which as been approved by the relevant Minister (“a Relevant Stock Exchange”); or

•	an interest in shares where the underlying shares are quoted on a Relevant Stock Exchange (whether the interest is quoted on such an exchange or not).
Therefore, stamp duty will not be payable by a subsequent purchaser or transferee of Telstra shares or instalment receipts if at the time of both any agreement for sale and any transfer, shares the subject of the transfer are quoted on a Relevant Stock Exchange.
     If at the time of a transfer or agreement for transfer of the shares or instalment receipts, Telstra shares have been suspended from quotation, this exemption may not apply. The ACT Revenue Office is currently considering whether to treat “marketable securities” as being quoted when there is a suspension from quotation. If the exemption does not apply, any duty payable would be payable by the subsequent acquirer of the shares or instalment receipts.
     Apart from the exemptions referred to above, other exemptions may apply depending on the circumstances.

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Notice to Investors
     Because of the following transfer restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of instalment receipts or shares.
     No actions have been taken to register or qualify the instalment receipts or shares, or otherwise permit a public offering of the instalment receipts or shares in any jurisdiction outside Australia, New Zealand and Japan.
     Neither the instalment receipts nor the shares have been or will be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States. The instalment receipts and shares may not be offered, sold or otherwise transferred except (i) in compliance with the registration requirements of the Securities Act and any other applicable securities laws or (ii) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.
     Accordingly, the instalment receipts and shares are only being offered (1) within the United States to QIBs in reliance on the exemption from registration under the Securities Act afforded by Rule 144A (the “US Offering”) (2) outside the United States in offshore transactions to certain non-US persons (as such terms are defined in Regulation S) in reliance on Regulation S (the “ROW Offering”).
     Each purchaser of instalment receipts or shares in the US Offering will be deemed to have represented, warranted and agreed as follows:
     1. It is a QIB, and is acquiring the instalment receipts or shares for its own account or for the account of one or more QIBs as to which it is authorized to exercise sole investment discretion and not with a view to any resale or distribution thereof.
     2. It is aware that the seller may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A thereunder.
     3. It understands that the instalment receipts and shares have not been and will not be registered under the Securities Act or the securities laws of any state in the United States and may be offered, sold, pledged or otherwise transferred only (i) outside the United States in an “offshore transaction” meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (iii) to a person whom it reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A or (iv) pursuant to an effective registration statement under the Securities Act covering the instalment receipts or shares (which it acknowledges that neither Telstra nor the Commonwealth are under any obligation to prepare), in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.
     4. It understands that the instalment receipts or shares sold in reliance on Rule 144A will constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and for so long as they remain “restricted securities” such instalment receipts or shares may not be transferred except as described in paragraph (3) above. It will not deposit any such instalment receipts or shares into any unrestricted depositary receipt facility, including but not limited to Telstra’s American Depositary Facility for which the Bank of New York acts as depositary, unless and until such time as such shares are no longer “restricted securities” within the meaning of Rule 144(a)(3).
     Each purchaser of instalment receipts or shares in the ROW Offering will be deemed to have represented, warranted and agreed as follows:
     1. Neither the instalment receipts nor the shares have been or will be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States, and may not be offered, sold or otherwise transferred in the United States or to any US person as defined under Regulation S (“US Person”) except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.
     2. It is not in the United States, and is not a US Person or acting for the account or benefit of, a US Person.

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     3. It is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer or resell in or to persons in, the United States or to US Persons (a) any instalment receipts or shares it acquires in the ROW Offering at any time or (b) any instalment receipts or shares it acquires other than in the ROW Offering until 40 days after the completion of the Global Offering, in either case other than in a transaction meeting the requirements of Rule 144A; provided, however, that the foregoing shall not prohibit any sale of instalment receipts or shares in regular way transactions on the ASX or the NZSX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the United States.
     4. It is entitled to participate in the Global Offering under the laws of the jurisdiction in which the offer and sale is made to it.
     Each purchaser of instalment receipts or shares in the ROW Offering will be deemed by its purchase to confirm that the purchaser is aware of the restrictions on the offer and sale of the instalment receipts or shares offered pursuant to Regulation S described in this Institutional Offering Memorandum.
     Upon the expiration of the 40-day period following the completion of the Global Offering (the “Distribution Compliance Period”), instalment receipts or shares offered in the Global Offering in reliance on Regulation S will no longer be subject to the restrictions set out above, if, at the time of such expiration, the offer or sale of such instalment receipts or shares in the United States would not be restricted under the securities laws of the United States or any state of the United States or any other jurisdiction.
     All purchasers of instalment receipts or shares will be deemed to have represented, warranted and agreed as follows:
     1. Each purchaser of instalment receipts or shares acknowledges that Telstra, the Commonwealth, the Syndicate Members and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agrees that if any of the acknowledgements, representations and warranties deemed to have been made by its purchase of the instalment receipts or shares are no longer accurate, it shall promptly notify Telstra, the Commonwealth and the Joint Global Coordinators. If it is acquiring the instalment receipts or shares as a fiduciary or agent for one or more other QIBs, it represents that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of such other QIBs.
     2. Each purchaser of instalment receipts or shares will also be deemed to have acknowledged and agreed that no person is authorised to give any information or to make any representations other than those contained in this Institutional Offering Memorandum, and if given or made, such information or representations will not be relied upon as having been authorised by Telstra, the Commonwealth, the Joint Global Coordinators or their respective affiliates, nor will any such persons have any liability or responsibility therefor.
     3. Each purchaser of instalment receipts or shares will also be deemed to have acknowledged and agreed that it has received, read and reviewed this Institutional Offering Memorandum and it agrees that it has held and will hold this Institutional Offering Memorandum in confidence, it being understood that this Institutional Offering Memorandum and any other information it receives is intended solely for it and may not be redistributed or duplicated.
     Holders of instalment receipts that elect to prepay the final instalment will be deemed to make additional representations at the time of prepayment. See “Description of the Instalment Receipts and Trust Deed — You may pre-pay the final instalment.”

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Plan of Distribution
     The Commonwealth, Telstra and the Joint Global Coordinators, acting as representatives of the initial purchasers, will enter into an international purchase agreement dated on or about 18 November 2006, in relation to the International Offering (the “International Purchase Agreement”). Pursuant to the terms of the International Purchase Agreement, offers and sales of the shares in the US Offering will be made through registered broker-dealer affiliates of the initial purchasers, and offers and sales of the shares in the ROW Offering will be made through the respective selling agents of the initial purchasers. The Commonwealth and the Joint Global Coordinators have entered into a share borrow agreement dated on or about 9 October 2006 with regard to the Over-allocation Option (the “Share Borrow Agreement”).
     Subject to the terms and conditions of the International Purchase Agreement, the Commonwealth will agree to sell to each of the initial purchasers named below, and each of the initial purchasers will agree, severally and not jointly, to purchase from the Commonwealth the respective number of shares set forth opposite its name below in connection with the US Offering:
Initial Purchasers

Number of Shares
in the US Offering
ABN AMRO Rothschild
Goldman Sachs JBWere Pty Ltd
UBS AG, Australia Branch
Citigroup Global Markets Australia Pty Ltd
Credit Suisse (Australia) Limited
JPMorgan Australia Limited
Lehman Brothers Australia Pty Limited
Morgan Stanley Dean Witter Australia Limited
RBC Capital Markets
Total
     Subject to the terms and conditions of the International Purchase Agreement, the Commonwealth will agree to sell, and each of the initial purchasers will agree, severally and not jointly, to procure purchasers for, or purchase from the Commonwealth, the respective number of shares set forth opposite its name below in connection with the ROW Offering:
Initial Purchasers

Number of Shares
in the ROW Offering
ABN AMRO Rothschild
Goldman Sachs JBWere Pty Ltd
UBS AG, Australia Branch
Citigroup Global Markets Australia Pty Ltd
Credit Suisse (Australia) Limited
JPMorgan Australia Limited
Lehman Brothers Australia Pty Limited
Morgan Stanley Dean Witter Australia Limited
RBC Capital Markets
Total

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     The purchase price for each share in the US Offering and the ROW Offering will be the final price. The final price of A$      per share will be payable in two instalments, consisting of a first instalment of A$2.10 per share and a final instalment of A$      per share.
     The International Purchase Agreement will provide that the obligations of the initial purchasers are subject to certain conditions precedent. In addition, the International Purchase Agreement will provide that, in the event of a default by an initial purchaser, in certain circumstances the purchase commitments of non-defaulting initial purchasers may be increased or the International Purchase Agreement may be terminated.
     Neither the instalment receipts nor the shares have been, or will be, registered under the Securities Act or the securities laws of any state of the United States. The instalment receipts and the shares may not be offered or sold in the United States or to, or for the account or benefit of, US Persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws. See “Notice to Investors”. The Institutional Offering consists of (1) the US Offering, to persons in the United States or US Persons, in each case that are reasonably believed to be QIBs, in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A thereunder, (2) the Australian Institutional Offering, in Australia and New Zealand to institutional investors that are not US Persons in “offshore transactions” (as defined in Regulation S under the Securities Act) in compliance with Regulation S under the Securities Act, and (3) the ROW Offering in certain countries other than the United States, Australia and New Zealand to institutional investors that are not US Persons in “offshore transactions” (as defined in Regulation S under the Securities Act) in compliance with Regulation S under the Securities Act and applicable private placement exemptions under the laws of those jurisdictions in which the ROW Offering is made. This Institutional Offering Memorandum relates to the US Offering and the ROW Offering. The POWL, which forms part of the ROW Offering, is made pursuant to a Japanese Prospectus to be lodged with the relevant Japanese regulatory authorities. The Australian Institutional Offering is made pursuant to the Australian Prospectus or the New Zealand Investment Statement, as applicable. The Retail Offering is being conducted solely in Australia and New Zealand.
     The Institutional Offering will be conducted via a bookbuild process managed by the Commonwealth. The final price at which bids are accepted at the close of the bookbuild will be determined by the Commonwealth, in consultation with the Joint Global Coordinators and the Commonwealth’s financial adviser, after the close of the Institutional Offering. The number of shares to be allocated for sale between the US Offering, the ROW Offering and the Australian Institutional Offering, and among investors in each of the US Offering, the ROW Offering and the Australian Offering, will be determined by the Commonwealth, in consultation with the Joint Global Coordinators and the Commonwealth’s financial adviser.
     Under the Share Borrow Agreement, the Commonwealth has granted to the Joint Global Coordinators the Over-allotment Option, exercisable within 30 days from the date of commencement of trading of the instalment receipts on the ASX, to over-allocate up to 15% of the ultimate offer size. The Over-allotment Option may be exercised to cover over-allotments, if any, to institutional investors under the Institutional Offering. All or some portion of the Over-allotment Option in any of the US Offering or the ROW Offering may be allocated to cover over-allotments. In connection with the Global Offering, the Joint Global Coordinators may effect borrowing arrangements (including arrangements to borrow instalment receipts from the Commonwealth) in order to facilitate settlement of the instalment receipts so allocated.
     In connection with the Global Offering, the Joint Global Coordinators, or agents thereof, may purchase and sell instalment receipts in the open market. These transactions may include short sales, stabilising transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Joint Global Coordinators, or agents thereof, of a greater number of shares than they are required to purchase in the US Offering and the ROW Offering. Stabilising transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market of the instalment receipts while the Global Offering is in progress.
     The Joint Global Coordinators also may impose a penalty bid. This occurs when a particular Joint Global Coordinator repays to the Joint Global Coordinators a portion of the fees received by it because the Joint Global Coordinators have repurchased shares sold by or for the account of such Joint Global Coordinator in stabilising or short covering transactions.

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     Such activities may affect the market price of the instalment receipts. As a result, the price of the shares may be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the ASX or NZSX and, if commenced, may be discontinued at any time.
     The US Offering, the ROW Offering and the Australian Institutional Offering will be conditioned on closing concurrently except that the International Offering may close if funds representing at least 85% of the total purchase price of the instalment receipts to be sold in the Australian Institutional Offering have been received by the Commonwealth.
     Under the International Purchase Agreement, Telstra has agreed that it will not offer to sell, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares (or securities convertible into or exchangeable or exercisable for any shares) or deposit any such securities in an ADR facility, or publicly disclose the intention to make any such offer, sale, pledge, disposition, filing or deposit, except under the Global Offering, for a period of 180 days after the date of the International Purchase Agreement without the prior written consent of the Joint Global Coordinators. This lock up does not prohibit (and no consent will be required for) any offer to sell, sale, contract to sell, pledge or other disposition of, directly or indirectly, any shares by Telstra pursuant to or in connection with any employee, executive, director or agent share option or purchase plans, or any dividend reinvestment plan, that Telstra has.
     On the day that shares are transferred to the Future Fund, the Finance Minister will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts are first listed on the ASX except (a) in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan (if any); (b) as part of a Telstra capital management initiative (if any), such as a buy-back or capital reduction or (c) to a single investor, provided that (i) the disposal relates involves at least 3% of Telstra issued ordinary shares at the time of the disposal; (ii) the disposal does not take place until at least six months after the date instalment receipts are first listed on the ASX; (iii) the investor provides an acceptable undertaking for at least the balance of the escrow period; (iv) the price per share is no less than the final price payable by institutional investors; and (v) Telstra is advised prior to such disposal. After the two year lock-up period, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term as directed under its investment mandate. The current Government intends that the lock-up direction will not be varied or revoked. However, a future Government may take a different approach.
     Under the International Purchase Agreement, Telstra will indemnify the several initial purchasers against certain liabilities, including liabilities incurred in the event of certain misstatements of material facts in, or omissions of material facts from, this Institutional Offering Memorandum, and may be required to contribute to any payments the Joint Global Coordinators are required to make in respect thereof. In the event that Telstra fails for any reason to indemnify the several initial purchasers against such liabilities, the Commonwealth will do so. The Commonwealth has agreed to indemnify Telstra, its directors and certain of its executives against certain liabilities that may arise as a result of their participation in the Global Offering.
     It is expected that delivery of the instalment receipts will be made against payment therefor on or about 24 November 2006, which is the fourth business day following the date hereof (such settlement cycle being hereafter referred to as “T+4”). Purchasers of instalment receipts should note that trading of the instalment receipts on the first or second day of trading may be affected by the T+4 settlement.
Interests of the Initial Purchasers
     One or more of the Joint Global Coordinators or their respective affiliates from time to time have performed investment banking and financial advisory services for Telstra and the Commonwealth and may in the future perform investment banking and financial advisory services to Telstra and the Commonwealth. Customary fees and commissions have been paid for such services in the past and would be expected to be paid for any such services in the future.

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     The Commonwealth has agreed to reimburse the initial purchasers for certain of their expenses in relation the Global Offering. The Joint Global Coordinators have acted as project managers to the Commonwealth in connection with the Global Offering for which they will collectively receive a fee of A$9 million. Certain of the net profits, if any, accruing to the Joint Global Coordinators from stabilisation trading and/or syndicate short covering transactions (other than from exercise of the initial purchasers’ Over-allotment Option) will be paid by the Joint Global Coordinators to the Commonwealth. The Commonwealth has also agreed to pay certain of the Joint Global Coordinators’ expenses.
     The Joint Global Coordinators, the Co-Lead Managers and the Co-Manager will receive collectively a commission of 0.4% of the net present value of the total amount payable by institutional investors under the Global Offering and a further 0.04% of the amount of the first instalment representing an underwriting fee. The underwriting fee component will not apply to shares that are the subject of the Over-allotment Option and associated stock borrowing.
Restrictions on Offers and Sales
  United States
     Through their US broker-dealer affiliates, the initial purchasers have agreed to sell the instalment receipts and the shares acquired by them in the United States only to persons reasonably believed by them to be QIBs in reliance on Rule 144A under the Securities Act.
     The instalment receipts and the shares have not been and will not be registered under the Securities Act and may not be offered or sold (i) in the United States or to, or for the account or benefit of, US Persons except to persons who are reasonably believed to be QIBs in transactions exempt from, or not subject to, the registration requirements of the Securities Act in reliance upon Rule 144A under the Securities Act and applicable state securities laws or (ii) outside the United States except to non-US Persons in “offshore transactions” (as such terms are defined in Regulation S under the Securities Act) in reliance on Regulation S under the Securities Act and in compliance with applicable laws of the jurisdiction where the offer is made.
     The initial purchasers have agreed that they will not offer, sell or deliver the instalment receipts or the shares (i) as part of their distribution at any time, or (ii) until the expiration of the Distribution Compliance Period within the United States or to, or for the account or benefit of, US Persons, other than to QIBs in reliance on Rule 144A under the Securities Act, and they will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration to which they sell the instalment receipts or the shares during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of the instalment receipts or shares within the United States or to, or for the account or benefit of, US Persons. Terms used in this paragraph have the meanings given to them by the Securities Act and Regulation S thereunder.
     In addition, until 40 days after the commencement of the Global Offering, an offer or sale of the instalment receipts or shares within the United States by any dealer (whether or not participating in the Global Offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act.
  Hong Kong
     The instalment receipts and the shares may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. Further, no person shall issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the instalment receipts or the shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the instalment receipts or the shares which are or are

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intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that ordinance.
  Singapore
     This Institutional Offering Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Institutional Offering Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the instalment receipts or the shares may not be circulated or distributed, nor may the instalment receipts or the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     Where the instalment receipts or the shares are subscribed or purchased under Section 275 by a relevant person which is:
     (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
     (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the instalment receipts or the shares pursuant to an offer made under Section 275 except:
     (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
     (2) where no consideration is or will be given for the transfer; or
     (3) where the transfer is by operation of law.
  European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each initial purchaser represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of instalment receipts or shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the instalment receipts or the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of instalment receipts and the shares to the public in that Relevant Member State at any time:
     (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

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     (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts; or
     (c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any instalment receipts or shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the instalment receipts and the shares to be offered so as to enable an investor to decide to purchase the instalment receipts or the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
  United Kingdom
     This Institutional Offering Memorandum is for distribution only to persons who (i) are outside the United Kingdom, or (ii) have professional experience in matters relating to investments, or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any instalment receipts or any shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Institutional Offering Memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Institutional Offering Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.
  France
     Neither this Institutional Offering Memorandum nor any other offering material relating to the instalment receipts or the shares has been prepared in the context of a public offer of securities in the Republic of France within the meaning of Article L.411-1 of the French Financial and Monetary Code (Code monétaire et financier) and articles 211-1 et seq. of the General Regulations (Règlement Général) of the Autorité des marchés financiers and has therefore not been and will not be submitted to the clearance procedures of the Autorité des marchés financiers in France or the competent authority of another member state of the European Economic Area and notified to the Autorité des marchés financiers.
     Neither the instalment receipts nor the shares have been offered, sold or otherwise transferred and will not be offered, sold or otherwise transferred, directly or indirectly, to the public in the Republic of France. Neither this Institutional Offering Memorandum nor any other offering material relating to the instalment receipts or the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in the Republic of France or (ii) used in connection with any offer for subscription or sale of the instalment receipts or the shares to the public in the Republic of France other than to investors to whom offers, sales or other transfers of the instalment receipts or the shares in the Republic of France may be made as described below.
     Such offers, sales or other transfers of the instalment receipts or the 8shares in the Republic of France will be made in accordance with Article L.411-2 of the French Code monétaire et financier only (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case, and except as otherwise stated under French laws and regulations, investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier and/or (ii) to persons providing portfolio management investment services on behalf of third parties, or (iii) in a transaction that, in accordance with Article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne), in each case in compliance with Articles L.341-1 to L.341-17 of the French Code monétaire et financier. Such shares may be resold directly or indirectly only in compliance with

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Articles L.411-1, L.411-2, L.412-1, L.621-8 through L.621-8-3 and L.341-1 to L.341-17 of the French Code monétaire et financier.
  Germany
     The instalment receipts and the shares have not been admitted to trading on a German stock exchange and no sales prospectus has been published with regard to the offer of instalment receipts or shares in Germany. Accordingly, the instalment receipts and the shares may not be offered or sold in Germany to the public by means of this Institutional Offering Memorandum or otherwise, either directly or indirectly, except to qualified investors pursuant to para. 3 section 2 no. 1, para. 2 section 6 WpPG, or pursuant to any other exemption under the German Securities Prospectus Act. Neither this Institutional Offering Memorandum, nor any other document issued in connection with the offer or sale of the instalment receipts and the shares, may be issued or distributed to any person in Germany except under circumstance which do not constitute an offer to the public pursuant the German Securities Sales Prospectus Act.
  Italy
     The Offering in the Republic of Italy (“Italy”) has not been registered with the Commissione Nazionale per le Societá e la Borsa (“CONSOB”) (the Italian securities and exchange commission) pursuant to Italian securities legislation and, accordingly, neither the instalment receipts nor the shares can be offered, sold or delivered in Italy nor may any copy of this Institutional Offering Memorandum or any other document relating to the instalment receipts or the shares be distributed in Italy in a solicitation to the public at large (sollecitazione all’investimento) and, therefore, they shall only be:
     (a) offered or sold to professional investors (operatori qualificati) within the meaning of Article 30, second paragraph, and Article 100(a) of Legislative Decree No 58 of 24 February 1998 (the “Financial Services Act”) and as defined in Articles 25 and 31, second paragraph, of CONSOB Regulation No 11522 of 1 July 1998 (the “Regulation No 11522”), as amended; or
     (b) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of the Financial Services Act and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999 (the “Regulation No 11971”), as amended.
     Any offer, sale or delivery of the instalment receipts or the shares or distribution of copies of this Institutional Offering Memorandum or any other document relating to the instalment receipts or the shares in Italy must be made (a) by investment firms (as defined in the Financial Services Act), banks or financial intermediaries enrolled in the special register provided for by Article 107 of Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Act”) to the extent such entities are permitted to engage in the placement and/or purchase of financial instruments in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and any other applicable laws and regulations; (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics, and (c) in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.
     Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Directive 2003/71/EC (the Prospectus Directive), such requirements shall be deemed to be automatically replaced by the applicable requirements under the Prospectus Directive.
  Switzerland
     This Institutional Offering Memorandum does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The instalment receipts and the shares will not be listed on the SWX Swiss Exchange and, thus, this Institutional Offering Memorandum may not comply with the disclosure standards of the listing rules of the SWX Swiss Exchange. This Institutional Offering Memorandum is being communicated in

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Switzerland only to a selected and limited circle of institutional investors which do not subscribe to the instalment receipts or the shares with a view to distribution. Investors will be individually approached by the syndicate members from time to time. This Institutional Offering Memorandum is personal to each offeree and does not constitute an offer to any other person. This Institutional Offering Memorandum may only be used by those persons to whom it has been handed out in connection with the Institutional Offer described herein and may neither be copied nor directly or indirectly distributed or made available to other persons without express consent of the issuer and the selling shareholder.
  Canada
     Neither the instalment receipts nor the shares will be sold in Canada or to residents of Canada other than in compliance with applicable securities laws (“Canadian Securities Laws”). Without limiting the foregoing, offers and sales of the instalment receipts or the shares included in the Global Offering in Canada or to residents of Canada may be made only (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under the Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws.
  Japan
     It is expected that a public offering without a listing of the instalment receipts or shares will be made in Japan under a Japanese Prospectus to be lodged with the relevant Japanese regulatory authorities. No instalment receipts or shares have been or will be offered or sold directly or indirectly in Japan or to or for the account of any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of the instalment receipts or shares in Japan, as stated in the securities notice filed on      , 2006 as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with any applicable laws and regulations of Japan. Each initial purchaser will send any dealer who purchases from it any instalment receipts a notice stating in substance that, by purchasing such instalment receipts, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any instalment receipts or shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except in accordance with the terms and conditions of the public offering without a listing of the instalment receipts or shares in Japan, as stated in the securities notice filed on       , 2006 as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such instalment receipts or shares a notice containing substantially the same statement as is contained in this sentence. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan. Each Syndicate Member has also acknowledged that it may not conduct marketing activities in Japan.
  Ireland
     The issue of this Institutional Offering Memorandum in Ireland has not been authorised by the Irish Financial Services Regulatory Authority in Ireland. The Institutional Offering Memorandum does not constitute an offer for sale of the instalment receipts or the shares to the public within the meaning of the Unit Trusts Act 1990. The Institutional Offering Memorandum may not be distributed to the public in Ireland and an Irish recipient of the Institutional Offering Memorandum may not in any way forward the Institutional Offering Memorandum to the public in Ireland.
  Netherlands
     This Institutional Offering Memorandum has not been submitted to the Autoriteit Financiële Markten for approval pursuant to the Dutch Securities Act (Wet toezicht effectenverkeer 1995). Accordingly, the instalment receipts and the shares have not been offered or sold and will not be offered or sold to the public in the Netherlands, other than to individuals and legal entities who or which qualify as professional market parties within the meaning of Section 1a(3) of the Exemption Regulation, which was promulgated pursuant to this Act (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

208

  Other jurisdictions
     The instalment receipts and the shares may not be offered or sold in any other jurisdiction by means of this Institutional Offering Memorandum or otherwise, except to persons to whom such offer, sale or distribution is permitted under applicable law.
     No action has been or will be taken in any jurisdiction that would permit a public offering of the instalment receipts or the shares (other than in Australia, New Zealand and Japan), or possession or distribution of this Institutional Offering Memorandum or any other offering material in any country or jurisdiction where action for that purpose is required. Offers and sales to eligible institutional investors in Australia, New Zealand and Japan will only be made pursuant to an Australian prospectus, a New Zealand investment statement and a Japanese prospectus, respectively. Accordingly, neither the instalment receipts nor the shares may be offered or sold, directly or indirectly, and neither this Institutional Offering Memorandum nor any other offering material or advertisement in connection with instalment receipts and the shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer, subscription and sale of instalment receipts and the shares, including those in the paragraphs below. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This Institutional Offering Memorandum does not constitute an offer to subscribe for or buy any of the instalment receipts or the shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

209

Validity of Securities
     The validity of the shares will be passed upon for us by Mallesons Stephen Jaques, Melbourne, Australia; for the Commonwealth by Freehills, Sydney, Australia; and for the initial purchasers by Allens Arthur Robinson, Sydney, Australia. As to certain matters of United States federal law and New York law, we are represented by Sullivan & Cromwell, Melbourne, Australia; the Commonwealth is represented by Skadden, Arps, Slate, Meagher & Flom, Sydney, Australia; and the initial purchasers are represented by Pillsbury Winthrop Shaw Pittman (International), Sydney, Australia.
Independent Auditors
     Our audited consolidated financial statements as at 30 June 2006 and 2005 and for each of the two years in the period ended 30 June 2006 included in this Institutional Offering Memorandum have been so included in reliance on the report of Ernst & Young, independent accountants, given on their authority as experts in accounting and auditing.

210

Glossary

1xRTT:	(One Times Radio Transmission Technology) a 3G development of CDMA technology for high speed packet switched data

2.5G:	technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G:	third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

A$:	Australian Dollars

ACCC:	Australian Competition and Consumer Commission

ACIF:	Australian Communications Industry Forum

ACMA:	Australian Communications and Media Authority

ACT:	Australian Capital Territory

ADR:	American Depositary Receipt

ADS:	American Depositary Share

ADSL:	(Asymmetric Digital Subscriber Line) a technology for transmitting digital information at a high bandwidth on existing phone lines

AGM:	Telstra Annual General Meeting

A-IFRS:	Australian accounting standards equivalent to International Financial Reporting Standards

ARPANSA:	(Australian Radiation Protection and Nuclear Safety Agency) a Commonwealth agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ARPU:	average revenue per user

ASX:	Australian Stock Exchange Limited

ATM:	(Asynchronous Transfer Mode) a high bandwidth, low delay technology for transmitting voice, data and video signals

AUSTAR:	Austar United Communications Limited

Australian Offering:	refer to the cover page of this Institutional Offering Memorandum

Bandwidth:	the capacity of a communication link

Broadband network:	a network to support subscription television and online services

Carriage service provider:	a supplier of a telecommunications services to the public using Carrier network infrastructure

Carrier:	a licenced owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

CDMA:	(Code Division Multiple Access) a mobile telephone system based on digital transmission

Churn:	(where expressed as a rate) the rate at which subscribers to a service disconnect from the service, which is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn:	(where expressed as an activity) the transfer of a customer’s telecommunications service from one supplier to another — in the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

CGT:	Australian capital gains tax

CN:	Converged Networks Group

211

Glossary

Code:	the US Internal Revenue Code of 1986, as amended

Communications Minister:	the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth:	the Commonwealth of Australia

CONSOB:	Commissione Nazionale per le Societá e la Borsa

Corporations Act and Australian Corporations Act:	Corporations Act 2001 (Cwth)

CPE:	customer premises equipment

CRM:	customer relationship management

CSG:	customer service guarantee

CSL:	Hong Kong CSL Limited

CSL New World:	CSL New World Mobility Group

CSP:	carriage service providers

CustomNet® :	a fully managed telephone system with a premium voice communication application that delivers cost effective and flexible solutions for enterprises with up to 50,000 employees

DAR:	Telstra Wholesale Data Access Radial

DDN:	digital data network

DDS:	digital data service

DDSO:	digital data service obligation

Declared Services:	a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime — the ACCC has the responsibility for determining declared services, based on public inquiries

DSL:	digital subscriber line

DVN:	Digital Video Network

DWHT:	dividend withholding tax

e-commerce:	e-commerce includes buying and selling electronically over a network

EFTPOS:	electronic funds transfer at point of sale

EME:	electromagnetic energy

EPG:	electronic program guide

EVDO:	(Evolution Data Optimised) additional service for mobiles supporting high speed packet data transmission

FASTER:	Fully Automated Screen Trading and Electronic Registration System

FIN:	FASTER Identification Number

Finance Minister:	The Minister for Finance and Administration

212

Glossary

Frame relay:	a packet switching technology for voice, data and video signals which uses packets of varying length, or frames that can be used with any data protocol

FTTN:	(Fibre to the Node) an access infrastructure that brings fibre close to the customer with the last few hundred metres to the customer premises being fed by copper and delivers telephony, broadband data and potentially television services to customer premises

Gbps:	gigabyte per second

Global Offering:	refer to the cover page of this Intitutional Offering Memorandum

GPRS:	(General Packet Radio Service) a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis and remain connected to the net and send or receive data information and email at any time

GSM:	(Global System for Mobile Communications) a mobile telephone system based on digital transmission

HFC:	hybrid-fibre coaxial

HIN:	holder identification number

HSDPA:	high speed downlink packet access

IASB:	International Accounting Standards Board

ICT:	information and communication technology

IN:	intelligent network

Initial Allocation Benefit:	refer to “Summary Overview — The Global Offering — Initial Allocation Benefit”

Institutional Offering:	refer to the cover page of this Intitutional Offering Memorandum

INP:	inbound number portability

International Offering:	refer to the cover page of this Institutional Offering Memorandum

International Purchase Agreement:	refer to “Plan of Distribution”

IP:	internet protocol

IPND:	Integrated Public Number Database

IPMAN:	IP Metropolitan Area Network

IP/MPLS:	Internet Protocol / Multiprotocol Label Switching

IP-VPN:	Internet protocol virtual private network

ISDN:	(Integrated Services Digital Network) a digital service providing switched and dedicated integrated access to voice, data and video

ISP:	(Internet Service Provider) an Internet service provider provides the link between an end user and the Internet by means of a dial-up or broadband service is likely to provide help desk, web hosting and email services to the end user and ISP may connect to the Internet via their own backbone or via services acquired from an Internet access provider

LCS:	local carriage services

LTIs:	lost-time injuries

MAN:	metropolitan area network

MCF:	Mobile Carriers Forum

MPLS:	multi-protocol label switching

MTAS:	mobile terminating access service

213

Glossary

NEXT G™ wireless network:	our recently launched 3GSM 850Mhz national wireless broadband network

News Corporation:	The News Corporation Limited

New Zealand Investment Statement:	the investment statement in terms of the Securities Act 1978 (NZ) under which the New Zealand offer will be made

NGN:	next-generation network

Number portability:	the ability of end users to keep their telephone number when they change their telephone service provider

NYSE:	New York Stock Exchange

NZSX:	the main board equity security market operated by the NZX

NZX:	New Zealand Exchange Limited

OCMF:	Online Customer Management Facility

OTA:	PSTN originating and terminating access

PBL:	Publishing & Broadcasting Ltd

PDR:	personal digital recorder

Preselection:	the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed-to-mobile services which is on a “permanent” basis when the customer selects a provider for all calls placed without an override code

POWL:	Refer to the cover page of this Institutional Offering Memorandum

PSTN:	(Public Switched Telephone Network) our national fixed network delivering basic and enhanced telephone service

QIB:	qualified institutional buyer as defined in Rule 144A

RDN:	routed data network

REACH:	Reach Ltd, a 50:50 joint venture with PCCW Limited

Regulation S:	Regulation S under the US Securities Act of 1933

Relevant Stock Exchange:	refer “Summary Overview — The Global Offering — Australian stamp duty”

Reseller:	providers of telecommunications services who are not carriers

Retail Offering:	refer to the cover page of this Institutional Offering Memorandum

RMRC:	retail minus retail costs

ROW Offering:	refer to the cover page of this Institutional Offering Memorandum

Rule 144A:	Rule 144A under the Securities Act

SDH:	synchronous digital hierarchy

SDN:	switched data network

SEATS:	Stock Exchange Automated Trading System

SEC:	US Securities and Exchange Commission

Securities Act:	US Securities Act of 1933, as amended

Seven:	Seven Network Limited and C7 Pty Limited

SIO:	services in operation

214

Glossary

SME:	small and medium enterprises

SMS:	short messaging service

SPAN:	Service Providers Association Incorporated

SRN:	security holder reference number

SSS:	spectrum sharing service

Telecommunica- tions Act:	Telecommunications Act 1997 (Cwth)

Telstra or Telstra Group:	Telstra Corporation Limited and its controlled entities as a whole

Telstra Act:	Telstra Corporation Act 1991 (Cwth)

TelstraClear:	TelstraClear Limited, the second largest full service service carrier in New Zealand

Telstra Entity:	Telstra Corporation Limited

TLS:	the trading symbol for shares quoted on the ASX and the NZSX

TPA:	Trade Practices Act 1974 (Cwth)

TSLRIC:	total service long run incremental cost

TTY:	Teletypwriter

ULLS:	(Unconditioned Local Loop service) one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises

US:	United States of America

US$:	US Dollars

US-GAAP:	generally accepted accounting principles in the US

USO:	(Universal Service Obligation) obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

US Offering:	refer to the cover page of this Institutional Offering Memorandum

US Person:	U.S. person as defined under Regulation S

VoDSL:	voice over DSL

VoIP:	voice over internet protocol

VPN:	virtual private network

WAN:	wide area network

WAP:	wireless application protocol

WHO:	World Health Organisation

Wireless Local Loop:	a range of radio technologies used to provide fixed access to customers in lieu of copper

WLR:	wholesale line rental

215

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Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556

Telstra Corporation Limited and controlled entities
Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited
We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its controlled entities (the Telstra Group) and the unconsolidated balance sheets of Telstra Corporation Limited (the Telstra Entity) as of 30 June 2006 and 2005, and the related consolidated and unconsolidated statements of income, recognised income and expense and cash flows for each of the two years in the period ended 30 June 2006. These financial statements are the responsibility of the Telstra Group’s and the Telstra Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Telstra Group’s or the Telstra Entity’s internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Telstra Group’s or the Telstra Entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its controlled entities and the unconsolidated financial position of Telstra Corporation Limited at 30 June 2006 and 2005 and the related consolidated and unconsolidated results of their operations and their cashflows for each of the two years in the period ended 30 June 2006, in conformity with Australian Accounting Standards.
Australian Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 37 to the financial statements.
Ernst & Young
Melbourne, Australia
Date: 10 August 2006

Telstra Corporation Limited and controlled entities
Income Statement
for the year ended 30 June 2006

		Telstra Group			Telstra Entity

		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Income
Revenue (excluding finance income)	6	22,772	16,904	22,181	20,485	19,831
Other income	6	328	243	261	163	133

		23,100	17,147	22,442	20,648	19,964

Expenses
Labour	7	4,364	3,239	3,858	3,483	3,082
Goods and services purchased	7	4,730	3,511	4,211	3,305	2,958
Other expenses	7	4,427	3,286	3,815	4,562	3,478

		13,521	10,036	11,884	11,350	9,518

Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—

		13,516	10,032	11,978	11,350	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,584	7,115	10,464	9,298	10,446
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206

Earnings before interest and income tax expense (EBIT)		5,497	4,081	6,935	5,641	7,240

Finance income	6	66	49	83	63	101
Finance costs	7	1,002	744	963	985	943

Net finance costs		936	695	880	922	842

Profit before income tax expense		4,561	3,386	6,055	4,719	6,398

Income tax expense	9	1,380	1,024	1,746	1,482	1,882

Profit for the year		3,181	2,362	4,309	3,237	4,516

Earnings per share (cents per share)		cents	US cents	cents

Basic	3	25.7	19.0	34.7
Diluted	3	25.7	19.0	34.6

Total dividends declared (cents per share)	4	34.0	25.0	40.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 30 June 2006

		Telstra Group			Telstra Entity

		As at 30 June			As at 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Current assets
Cash and cash equivalents	10	689	511	1,548	474	1,368
Trade and other receivables	11	3,701	2,747	3,549	3,344	3,538
Inventories	12	224	166	232	175	194
Derivative financial assets	16	21	16	4	21	4
Prepayments		244	181	249	172	173

Total current assets		4,879	3,621	5,582	4,186	5,277

Non current assets
Trade and other receivables	11	87	65	97	127	115
Inventories	12	20	15	15	20	15
Investments — accounted for using the equity method	13	23	17	48	18	41
Investments — other	13	—	—	—	5,953	6,136
Property, plant and equipment	14	23,622	17,535	22,891	21,765	21,223
Intangibles	15	6,123	4,545	6,329	2,465	2,751
Deferred tax assets	9	1	1	2	—	—
Derivative financial assets	16	391	290	—	391	—
Defined benefit assets	28	1,029	764	247	1,004	242

Total non current assets		31,296	23,232	29,629	31,743	30,523

Total assets		36,175	26,853	35,211	35,929	35,800

Current liabilities
Trade and other payables	17	3,570	2,650	2,807	3,065	1,956
Borrowings	18	1,969	1,462	1,507	3,374	3,892
Current tax liabilities		428	318	534	400	519
Provisions	19	737	547	421	679	356
Derivative financial liabilities	20	12	9	11	12	11
Revenue received in advance		1,170	868	1,132	919	912

Total current liabilities		7,886	5,854	6,412	8,449	7,646

Non current liabilities
Trade and other payables	17	197	146	250	65	61
Borrowings	18	11,409	8,469	10,941	11,376	10,907
Deferred tax liabilities	9	1,704	1,265	1,804	1,832	1,961
Provisions	19	974	723	894	924	837
Derivative financial liabilities	20	768	570	864	768	864
Revenue received in advance		405	301	388	400	381

Total non current liabilities		15,457	11,474	15,141	15,365	15,011

Total liabilities		23,343	17,328	21,553	23,814	22,657

Net assets		12,832	9,525	13,658	12,115	13,143

Equity
Share capital	21	5,569	4,134	5,536	5,569	5,536
Reserves	22	(160)	(119)	(153)	210	194
Retained profits	23	7,177	5,327	8,273	6,336	7,413

Equity available to Telstra Entity shareholders		12,586	9,342	13,656	12,115	13,143
Minority interests	23	246	183	2	—	—

Total equity		12,832	9,525	13,658	12,115	13,143

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Recognised Income and Expense
for the year ended 30 June 2006

	Telstra Group			Telstra Entity

	Year ended 30 June			Year ended 30 June
	2006	2006	2005	2006	2005
	$m	US$m	$m	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	1	(2)	—	—
Translation of financial statements of non-Australian controlled entities	(36)	(27)	(193)	—	—

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	243	—	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	(312)	—	(421)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	—	5	—	—

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	711	(90)	945	(85)

	830	616	(280)	851	(85)
Income tax on equity items	(256)	(190)	24	(256)	24

Net income/(expense) recognised directly in equity	574	426	(256)	595	(61)
Profit for the year	3,181	2,362	4,309	3,237	4,516

Total recognised income for the year	3,755	2,788	4,053	3,832	4,455

Effects of changes in accounting policy attributable to Telstra Entity	74	55	1,223	77	737

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the year ended 30 June 2006

		Telstra Group			Telstra Entity

		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		25,229	18,779	24,526	21,928	21,343
Payments to suppliers and to employees (inclusive of GST)		(14,785)	(11,026)	(13,848)	(11,754)	(11,079)

Net cash generated by operations		10,444	7,753	10,678	10,174	10,264
Income taxes paid		(1,882)	(1,397)	(1,718)	(1,863)	(1,712)

Net cash provided by operating activities	24	8,562	6,356	8,960	8,311	8,552

Cash flows from investing activities
Payments for:
- property, plant and equipment		(3,636)	(2,699)	(2,995)	(3,483)	(2,715)
- intangibles		(619)	(459)	(544)	(502)	(460)

Capital expenditure (before investments)		(4,255)	(3,158)	(3,539)	(3,985)	(3,175)
- shares in controlled entities (net of cash acquired)	24	(43)	(32)	(573)	(27)	(28)
- payments for other investments		(5)	(4)	(17)	—	(6)

Total capital expenditure		(4,303)	(3,194)	(4,129)	(4,012)	(3,209)
Proceeds from:
- sale of property, plant and equipment		50	37	68	72	79
- sale of shares in controlled entities		4	3	—	—	—
- sale of other investments		89	66	176	89	164
Net proceeds from CSL New World Mobility merger	24	42	31	—	—	—
Issue of additional shares by controlled entities		6	4	—	—	—
Redemption of PCCW converting note		—	—	76	—	76
Proceeds from share buy-back by jointly controlled and associated entities		34	25	—	34	—
Loan to jointly controlled and associated entities		—	—	(37)	—	—
Interest received		66	49	78	63	79
Dividends received		—	—	2	—	1

Net cash used in investing activities		(4,012)	(2,979)	(3,766)	(3,754)	(2,810)

Operating cash flows less investing cash flows		4,550	3,377	5,194	4,557	5,742

Cash flows from financing activities
Proceeds from borrowings		8,641	6,413	6,433	8,680	6,611
Proceeds from Telstra bonds		—	—	983	—	983
Repayment of borrowings		(7,624)	(5,659)	(5,735)	(7,703)	(6,478)
Repayment of Telstra bonds		(517)	(384)	(272)	(517)	(272)
Repayment of finance lease principal amounts		(7)	(5)	(16)	(6)	(11)
Staff repayments of share loans		24	18	19	24	19
Purchase of shares for employee share plans	21	(6)	(4)	—	(6)	—
Finance costs paid		(940)	(698)	(879)	(953)	(892)
Dividends paid	4	(4,970)	(3,689)	(4,124)	(4,970)	(4,124)
Share buy-back	21	—	—	(756)	—	(756)

Net cash used in financing activities		(5,399)	(4,008)	(4,347)	(5,451)	(4,920)

Net increase/(decrease) in cash		(849)	(631)	847	(894)	822
Foreign currency translation on opening balances		4	3	(3)	—	—
Cash at the beginning of the year		1,534	1,139	690	1,368	546

Cash at the end of the year	24	689	511	1,534	474	1,368

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently the following applies;
•	year, fiscal year or financial year means the year ended 30 June;
•	balance date means the date 30 June; and
•	2006 means fiscal 2006 and similarly for other fiscal years.
The financial report of the Telstra Group and the Telstra Entity for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Telstra Board of Directors on 10 August 2006.
The principal accounting policies used in preparing the financial report of the Telstra Group and the Telstra Entity are listed in note 2 to our financial statements.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia.
Both the functional and presentation currency of the Telstra Entity and its Australian controlled entities is Australian dollars. The functional currency of certain non Australian controlled entities is not Australian dollars. As a result, the results of these entities are translated to Australian dollars for presentation in the Telstra Group financial report.
This financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we are required to make judgements and estimates that impact:
•	income and expenses for the year;
•	the reported amounts of assets and liabilities; and
•	the disclosure of off balance sheet arrangements, including contingent assets and contingent liabilities.
We continually evaluate our judgements and estimates. We base our judgements and estimates on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies.
Actual results may differ from our estimates in the event that the scenarios on which our judgements are based prove to be different.
1.2 Statement of compliance
This financial report complies with Accounting Standards applicable in Australia, which include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Telstra Group and Telstra Entity financial statements and notes comply with International Financial Reporting Standards (IFRS). The financial statements of Telstra Entity are considered separate financial statements.
This is our first full year financial report prepared in accordance with A-IFRS. AASB 1: “First time adoption of Australian equivalents to International Financial Reporting Standards” (AASB 1) has been applied in preparing this financial report. Our financial reports up to 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.
When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. We have taken the exemption available under AASB 1 to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139), from 1 July 2005. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
1.3 Clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.3 Clarification of terminology used in our income statement (continued)
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific item from continuing operations is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 7(b).
1.4 Adoption of accounting standards before their application date
Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been issued with an application date after the year ended 30 June 2006. As a result, these accounting standards and UIG interpretations are not mandatory for adoption in our financial report for the year ended 30 June 2006.
Under subsection 334(5) of the Corporations Act 2001, we elected to early adopt the following accounting standards before the application date:
•	AASB 119: “Employee Benefits (issued December 2004)”(AASB 119); and
•	AASB 7: “Financial Instruments: Disclosures” (AASB 7).
Due to the early adoption of the revised AASB 119, we also elected to adopt the related omnibus accounting standard, AASB 2005-3: “Amendments to Australian Accounting Standards”. Our comparatives for the year ended 30 June 2005 were fully restated for these accounting standards in accordance with AASB 1.
Due to the early adoption of AASB 7, we also elected to adopt the related omnibus accounting standard, AASB 2005-10: “Amendments to Australian Accounting Standards”. We have taken the exemption available under AASB 1 to only apply these standards from 1 July 2005.
1.5 United States generally accepted accounting principles (USGAAP)
This financial report combines the disclosure requirements for both A-IFRS and United States Generally Accepted Accounting Principles (USGAAP). Note 37 contains a reconciliation of the major differences between our financial report prepared under A-IFRS and USGAAP.
This financial report has been prepared using our presentation currency, Australian dollars (A$). For the convenience of readers outside Australia we have converted our financial statements and USGAAP disclosures from A$ to US$ for fiscal 2006.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2006 was A$1.00 = US$0.7423.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods
The accounting standards and UIG interpretation that have not been early adopted for the year ended 30 June 2006, but will be applicable to the Telstra Group and Telstra Entity in future reporting periods are detailed below. Apart from these standards, we have considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to Telstra.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods (continued)
Lease arrangements
UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006. A related omnibus standard AASB 2005-5: “Amendments to Australian Accounting Standards” will also be adopted for the half-year ended 31 December 2006.
UIG 4 requires entities to assess whether the arrangements they enter into contain leases. An arrangement contains a lease if fulfilment of the arrangement is dependent on the use of specific assets and it conveys a right to use those assets to the customer. The lease component of the arrangement is then separated and accounted for as either a finance or operating lease depending on the nature of the arrangement. Under our current accounting policy we do not separately account for leases that are embedded within our service agreements.
UIG 4 will align our accounting under A-IFRS to our policy adopted under USGAAP (refer to note 37(p)). However, our USGAAP policy is only applied to arrangements that were entered into or modified after 1 July 2003. UIG 4 is applicable to all arrangements in existence as of the transition date.
Financial guarantees
AASB 2005-9: “Amendments to Australian Accounting Standards” is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006.
These amendments require that liabilities arising from the issue of financial guarantee contracts be recognised on the balance sheet. Management has not yet determined the effect the adoption of these amendments will have on our balance sheet, income statement or statement of cashflows.
1.7 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies
2.1 Change in accounting policies
The following accounting policy changes occurred during fiscal 2006:
The transition to Australian equivalents to International Financial Reporting Standards (A-IFRS) resulted in changes to a number of our accounting policies. The accounting policies set out below have been applied in preparing the financial report for the year ended 30 June 2006, the comparative information presented in these financial statements and in the preparation of the opening A-IFRS balance sheet as at 1 July 2004, except for the accounting policies in respect of financial instruments.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
There were no accounting policy changes during fiscal 2005.
Accounting policies
2.2 Principles of consolidation
The consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the year and the consolidated results and cash flows for the year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial statements.
Where we do not control an entity for the entire year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include retained profits/ accumulated losses of controlled entities from the time they became a controlled entity until control ceases. Minority interests in the results and equity of controlled entities are shown separately in our consolidated income statement and consolidated balance sheet.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity so as to obtain benefits from its activities.
We account for the acquisition of our controlled entities using the purchase method of accounting. This involves recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the date of acquisition. Any excess of the cost of acquisition over our interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognised as goodwill.
2.3 Foreign currency translation
(a) Transactions and balances
Foreign currency transactions are converted into the relevant functional currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into the relevant functional currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of an asset, hedging gains and losses are accumulated in equity over the period of the hedge and are transferred to the carrying value of the asset upon completion, or included in the income statement at the same time as the discharge of the expenditure commitment.
(b) Translation of financial reports of foreign operations that have a functional currency that is not Australian dollars.
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of Telstra Corporation Limited.
Our operations include subsidiaries, associates, and jointly controlled entities, the activities and operations of which are in an economic environment where the functional currency is not Australian dollars. The financial statements of these entities are translated to Australian dollars (our presentation currency) using the following method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;
•	equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post- acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;
•	income statements are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and
•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.3 Foreign currency translation (continued)
Exchange differences relating to foreign currency monetary items forming part of the net investment in our entities operating in an economic environment where the functional currency is not Australian dollars, together with related tax effects, are eliminated against the foreign currency translation reserve in our consolidated financial statements.
Where we hedge our investment in entities which are in an economic environment where the functional currency is not Australian dollars, the gains or losses on the hedging instrument are recognised in the foreign currency translation reserve until we dispose of the operation, at which time the cumulative gains and losses are transferred to the income statement.
Upon disposal or partial disposal of a foreign operation, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to the income statement and becomes part of the gain or loss on sale.
2.4 Cash and cash equivalents
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received.
Bills of exchange and commercial paper are classified as ‘available-for-sale’ financial assets and are therefore held at fair value. The carrying amount of these assets approximates their fair value due to the short term to maturity.
The statement of cash flow discloses cash net of outstanding bank overdrafts where applicable.
2.5 Trade and other receivables
Telstra has elected to apply the option available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) of adopting AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.
Trade debtors and other receivables are initially recorded at the fair value of the amounts to be received and are subsequently measured at amortised cost.
An allowance for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are eliminated against the allowance for doubtful debts. In all other cases, bad debts are written off as an expense directly in the income statement.
2.6 Inventories
Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used where the item was purchased for use in a particular asset or project, and the ‘first in first out’ basis is used for materials purchased for production of directories.
Net realisable value of items expected to be sold is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs incurred in marketing, selling and distribution. It approximates fair value less costs to sell.
Net realisable value of items expected to be consumed, for example used in the construction of another asset, is the net value expected to be earned through future use.
2.7 Construction contracts
(a) Valuation
We record construction contracts in progress at cost (including any profits recognised) less progress billings and any provision for foreseeable losses.
Cost includes:
•	both variable and fixed costs directly related to specific contracts;
•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.
Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.7 Construction contracts (continued)
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion, refer to note 2.18(d) for further details.
Profits are recognised when:
•	the stage of contract completion can be reliably determined;
•	costs to date can be clearly identified; and
•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings. Where progress billings exceed the balance of construction work in progress, the net amount is shown as a current liability within trade and other payables.
2.8 Assets classified as held for sale
Non current assets are classified as held for sale if the carrying amount is to be recovered principally through a sale transaction, rather than through continuing use. We only classify an asset as held for sale if it is available for immediate sale in its present condition subject to only usual and customary terms, and its sale is highly probable.
We record held for sale assets at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised for any initial or subsequent write down of the assets to fair value less costs to sell. We do not depreciate or amortise these assets while they are classified as held for sale.
2.9 Investments
(a) Controlled entities
Investments in controlled entities are recorded at cost less impairment of the investment value.
Where we hedge the value of our investment in an overseas controlled entity, the hedge is accounted for in accordance with note 2.26.
(b) Jointly controlled and associated entities
(i) Jointly controlled entities
A jointly controlled entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in jointly controlled entities, including partnerships, are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting, we adjust the initial recorded amount of the investment for our share of:
•	profits or losses for the year after tax since the date of investment;
•	reserve movements since the date of investment;
•	unrealised profits or losses;
•	dividends or distributions received; and
•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the income statement.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior years share of losses and reserve reductions.
Where we have long term assets that in substance form part of our investment in equity accounted interests and the equity accounted amount of investment falls below zero, we reduce the value of the assets in proportion with our cumulative losses.
(ii) Associated entities
Where we hold an interest in the equity of an entity, generally of between 20% and 50%, and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.9 Investments (continued)
(c) Jointly controlled assets
A jointly controlled asset involves the joint control of one or more assets acquired and dedicated for the purpose of a joint venture. The assets are used to obtain benefits for the venturers. Where the asset is significant we record our share of the asset. We record expenses based on our percentage ownership interest of the jointly controlled asset.
(d) Listed securities and investments in other corporations
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Our investments in listed securities and in other corporations are classified as ‘available-for-sale’ financial assets and as such are measured at fair value at each reporting date.
Net fair values of our investments are calculated on the following bases:
•	for listed securities traded in an organised financial market, we use the current quoted market bid price at balance date; and
•	for investments in unlisted entities whose securities are not traded in an organised financial market, we establish fair value by using valuation techniques, including reference to discounted cash flows and fair values of recent arms length transactions involving the same instruments or other instruments that are substantially the same.
We remeasure the fair value of our investments in listed securities and other corporations at each reporting date. Any gains or losses are recognised in equity until we dispose of the investment, or we determine it to be impaired, at which time we transfer all cumulative gains and losses to the income statement.
2.10 Impairment
(a) Non-financial assets
Our tangible and intangible assets (excluding inventories, assets arising from construction contracts, deferred tax assets, defined benefit assets and financial assets) are measured using the cost basis and are written down to recoverable amount where their carrying value exceeds recoverable amount.
Assets with an indefinite useful life are not subject to amortisation and are tested on an annual basis for impairment, or where an indication of impairment exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. We recognise any decrement in the carrying value as an expense in the income statement in the reporting period in which the impairment loss occurs.
In determining value in use, we apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates, terminal rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance.
The expected net cash flows included in determining recoverable amounts of our assets are discounted to present values using a market determined, risk adjusted, discount rate. When determining an appropriate discount rate, we use the weighted average cost of capital (WACC) as an initial point of reference, adjusted for specific risks associated with each different category of assets assessed.
For assets that do not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs. Our cash generating units (CGUs) are determined according to the lowest level of aggregation for which an active market exists and the assets involved create largely independent cash inflows.
We apply management judgement to establish our CGUs. We have determined that assets which form part of our ubiquitous telecommunications network work together to generate net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve the delivery of products and services. As a result, we have determined that the ubiquitous telecommunications network is a single CGU. We have referred to this CGU as the Telstra Entity CGU in our financial report.
The Telstra Entity CGU excludes the hybrid fibre coaxial (HFC) cable network, which we consider not to be integrated with the rest of our telecommunications network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.10 Impairment (continued)
(b) Financial assets
The group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ending 30 June 2005 and 30 June 2006.
At each reporting date we assess whether there is objective evidence to suggest that any of our financial assets are impaired.
For financial assets held at fair value, we consider the financial asset to be impaired when there has been an extended period in which the fair value of the financial asset has been below the acquisition cost and the decline in fair value is not expected to be recovered. At this time, all revaluation losses in relation to the impaired financial asset that have been accumulated within equity are recognised in the income statement.
For financial assets held at cost or amortised cost, we consider the financial asset to be impaired when there is a difference between the carrying value and the present value of estimated discounted future cash flows. Any impairment losses are recognised immediately in the income statement.
Impairment losses recognised in the income statement are not reversed in relation to investment securities.
2.11 Property, plant and equipment
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 2.11(b). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;
•	an appropriate proportion of direct and indirect overheads; and
•	where we have an obligation for removal of the asset or restoration of the site, an estimate of the cost of restoration or removal if that cost can be reliably estimated.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The unwinding of this discount is recorded within finance costs.
(b) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis to the income statement over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are as follows:

Telstra Group

As at 30 June
	2006	2005

	Service life	Service life
Property, plant and equipment	(years)	(years)

Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20

Communication assets
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	2 - 25	3 - 25
Switching equipment	4 - 12	1 - 10
Mobile equipment	2 - 10	3 - 10
Cables	5 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	1 - 30	3 - 16

Other assets
Leasehold plant and equipment	3 - 15	3 - 15
Other plant, equipment and motor vehicles	3 - 15	3 - 15

The service lives and residual value of our assets are reviewed each year. We apply management judgment in determining the service lives of our assets. This assessment includes a comparison with international trends for telecommunication companies, and in relation to communication assets, includes a determination of when the asset may be superseded technologically or made obsolete.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.11 Property, plant and equipment (continued)
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained. This is the case for certain communication assets as we assess our technologies to be replaced by a certain date.
As part of our review, service lives of our assets are reassessed. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of $66 million (2005: $60 million decrease) for both the Telstra Group and Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network. We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.
2.12 Leased plant and equipment
We account for leases in accordance with AASB 117: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets via a finance lease, the lower of the fair value of the asset and the present value of future minimum lease payments is capitalised as equipment under finance lease at the beginning of the lease term. Capitalised lease assets are depreciated on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the income statement on a straight line basis over the term of the lease.
Where we lease properties, costs of improvements to these properties are capitalised as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
2.13 Intangible assets
Intangible assets are assets that have value, but do not have physical substance. In order to be recognised, an intangible asset must be either separable or arise from contractual or other legal rights.
(a) Goodwill
On the acquisition of investments in controlled entities, jointly controlled and associated entities, when we pay an amount greater than the fair value of the net identifiable assets of the entity, this excess is recognised as goodwill in the Telstra Group balance sheet. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. When we acquire a jointly controlled or associated entity, the goodwill amount is included as part of the cost of the investment.
Goodwill is not amortised but is tested for impairment in accordance with note 2.10 on an annual basis and when an indication of impairment exists.
(b) Internally generated intangible assets
Research costs are recorded as an expense as incurred. Development costs are capitalised if the project is technically and commercially feasible and we have sufficient resources to complete the development.
Software assets
We record direct costs associated with the development of business software for internal use as software assets if the development costs satisfy the criteria for capitalisation described above.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed; and
•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project.
Software assets developed for internal use have a finite life and are amortised on a straight line basis over their useful lives to us. Amortisation commences once the software is ready for use.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.13 Intangible assets (continued)
(c) Acquired intangible assets
We acquire other intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at their fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
Intangible assets that are considered to have a finite life are amortised on a straight line basis over the period of expected benefit. Intangible assets that are considered to have an indefinite life are not amortised but tested for impairment in accordance with note 2.10 on an annual basis, or where an indication of impairment exists.
Our acquired intangible assets include mastheads, patents, trademarks, licences, brandnames and customer bases.
(d) Deferred expenditure
Deferred expenditure mainly includes costs incurred for basic access installations and connections fees for in place and new services, and direct incremental costs of establishing a customer contract.
Significant items of expenditure are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Any costs in excess of future revenue are recognised immediately in the income statement.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised.
Handset subsidies are expensed as incurred. On transition to A-IFRS we elected to expense handset subsidies, which was a change from the previous policy whereby the cost of the subsidy was deferred and written off over the average contract term.
(e) Amortisation
The average amortisation periods of our identifiable intangible assets are as follows:

	Telstra Group

	As at 30 June
	2006	2005

	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)

Software assets	6	6
Patent and trademarks	19	19
Licences	12	11
Brandnames	19	20
Customer bases	11	13
Deferred expenditure	4	4

The service lives of our identifiable intangible assets are reviewed each year. Any reassessment of service lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our amortisation expense of $160 million (2005: $nil) for the Telstra Group and $145 million (2005: $nil) for the Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
In relation to acquired intangible assets, we apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives of certain acquired intangible assets are supported by external valuation advice on acquisition. In addition, we apply management judgement to assess annually, the indefinite useful life assumption applied to certain acquired intangible assets.
2.14 Trade and other payables
Trade and other payables, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.15 Borrowings
Our borrowings fall into two categories:
(a) Borrowings in a designated hedging relationship
Our offshore borrowings which are designated as hedged items are subject to either fair value or cash flow hedges. The method by which they are hedged determines their accounting treatment.
Borrowings subject to fair value hedges are recognised initially at fair value. The carrying amount of our borrowings in fair value hedges (to hedge against changes in value due to interest rate or currency movements) is adjusted for fair value movements attributable to the hedged risk. Fair value is calculated using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve which is independently derived and representative of Telstra’s cost of borrowing. These borrowings are remeasured each reporting period and the gains or losses are recognised in the income statement along with the associated gains or losses on the hedging instrument.
Borrowings subject to cash flow hedges (to hedge against currency movements) are recognised initially at fair value based on the applicable spot price plus any transaction costs that are directly attributable to the issue of the borrowing. These borrowings are subsequently carried at amortised cost, translated at the applicable spot exchange rate at reporting date. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds is recognised in the income statement over the borrowing period using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Currency gains or losses on the borrowings are recognised in the income statement, along with the associated gains or losses on the hedging instrument, which have been transferred from the cash flow hedging reserve to the income statement.
(b) Borrowings not in a designated hedging relationship
Borrowings not in a designated hedging relationship include commercial paper borrowings, Telstra Bonds, loans from associates, unsecured promissory notes and other borrowings.
All such instruments are initially recognised at fair value plus any transaction costs that are directly attributable to the issue of the instrument and are subsequently measured at amortised cost. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds (including transaction costs) is recognised in the income statement over the borrowing period using the effective interest method.
Borrowings are included as non current liabilities except for those with maturities less than twelve months from the balance sheet date, which are classified as current liabilities.
2.16 Provisions
Provisions are recognised when the group has:
•	a present legal or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;
•	it is probable that a future sacrifice of economic benefits will arise; and
•	a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated based on remuneration rates expected to be current at the date of settlement and include related on costs.
Certain employees who have been employed by Telstra for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits provision.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date, including long service leave, at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years, experience of employee departures and periods of service.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.16 Provisions (continued)
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
We apply management judgment in estimating the following key assumptions used in the calculation of our long service leave provision at reporting date:
•	weighted average projected increases in salaries;
•	weighted average discount rate; and
•	leave taking rate.
Refer to note 19 for further details on the key management judgements used in the calculation of our long service leave provision.
(b) Workers’ compensation
We self insure our workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on the risks specific to the liability with similar due dates.
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for costs of restoration or removal in relation to our fixed assets when we have a legal or constructive obligation. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with our fixed assets or site fitouts. Restoration provisions are initially recorded when a reliable estimate of the costs to be incurred can be determined, discounted to present value. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Where restoration costs are incurred due to the acquisition, construction or development of a non current asset, the provision is raised and recorded at that time as part of the cost of the asset where the cost is reliably measurable.
(d) Redundancy and restructuring costs
We recognise a provision for redundancy costs when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees likely to be affected.
We recognise a provision for restructuring when a detailed formal plan has been approved and we have raised a valid expectation in those affected by the restructuring that the restructuring will be carried out.
2.17 Share capital
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back, net of tax, are also deducted from contributed equity. We also record the purchase of Telstra Entity shares by our employee share plan trusts as a reduction in share capital.
Share based remuneration associated with our employee share plans is recognised as additional share capital. Non-recourse loans provided to employees to participate in these employee share plans are recorded as a reduction in share capital.
Refer to note 2.25 for further details regarding our accounting for employee share plans.
2.18 Revenue recognition
The underlying accounting principles of revenue recognition are generally the same for both A-IFRS and the United States Generally Accepted Accounting Principles (USGAAP). As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both A-IFRS and USGAAP financial statements where there is no conflict between the two.
Sales revenue
Our categories of sales revenue are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Rendering of services
Revenue from the provision of our telecommunications services includes telephone calls and other services and facilities provided, such as internet and data.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We record revenue earned from:
•	telephone calls on completion of the call; and
•	other services generally at completion, or on a straight line basis over the period of service provided, unless another method better represents the stage of completion.
Installation and connection fee revenues are deferred and recognised over the average estimated customer life. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Also refer to note 2.13(d).
In relation to basic access installation and connection revenue, we apply our management judgement to determine the estimated customer contract life. Based on our reviews of historical information and customer trends, we have determined that our average estimated customer life is 5 years (2005: 5 years). As a result, basic access installation and connection revenue is recognised over this period.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.
Generally we record the full gross amount of sales proceeds as revenue, however if we are acting as an agent under a sales arrangement, we record the revenue on a net basis, being the gross amount billed less the amount paid to the supplier. We review the facts and circumstances of each sales arrangement to determine if we are an agent or principal under the sale arrangement.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract.
Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:
•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and
•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.
(e) Advertising and directory services
Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.
All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
(f) Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreements.
(g) Interest revenue
We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue arrangements with multiple deliverables
Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit is then recognised in accordance with our revenue recognition policies previously described above.
2.19 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in promotion and advertising expenses within our other expenses category.
2.20 Borrowing costs
Borrowing costs are recognised as an expense in our income statement when incurred.
2.21 Taxation
(a) Income taxes
Our income tax expense represents the sum of current tax and deferred tax. Current tax is calculated on accounting profit after allowing for non-taxable and non-deductible items based on the amount expected to be paid to taxation authorities on taxable profit for the period. Deferred tax is calculated at the tax rates that are expected to apply to the period when our asset is realised or the liability is settled. Both our current tax and deferred tax are calculated using tax rates that have been enacted or substantively enacted at reporting date.
We apply the balance sheet liability method for calculating our deferred tax. Deferred tax is the expected tax payable or recoverable on all taxable and deductible temporary differences determined through reference to the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as at the reporting date.
We generally recognise deferred tax liabilities for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax liabilities for all taxable temporary differences, except where we are able to control the timing of our temporary difference reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
Subject to the exceptions described above, we generally recognise deferred tax assets for all deductible temporary differences and for the carry forward of unused tax losses and tax credits. These tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses and tax credits can be utilised.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax assets for all deductible temporary differences provided it is probable that our temporary differences will reverse in the future and taxable profit will be available against which our temporary differences can be utilised.
The carrying amount of our deferred tax assets is reviewed at each reporting date. We reduce the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised. At each reporting date, we subsequently reassess our unrecognised deferred tax assets to determine whether it has become probable that future taxable profit will allow this deferred tax asset to be recovered.
Our current and deferred tax is recognised as an expense or revenue in the income statement, except when it relates to items directly debited or credited to equity, in which case our current and deferred tax is also recognised directly in equity.
The Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group from 1 July 2002. The Telstra Entity, as the head entity in the tax consolidated group, recognises in addition to its transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. The Telstra Entity and the entities in the tax consolidated group account for their own current tax expense and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a separate taxpayer within the group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.21 Taxation (continued)
Under our tax funding arrangements, amounts receivable recognised by the Telstra Entity for the current tax payable assumed of our wholly owned entities are booked as a current receivable. Amounts payable recognised by the Telstra Entity for the current tax receivable of our wholly owned entities are booked as a current payable. Amounts relating to unused tax losses and tax credits of the wholly owned entities and assumed by the Telstra Entity are recorded as dividend revenue. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded as equity contributions to or distributions from our controlled entities.
We offset deferred tax assets and deferred tax liabilities in the balance sheet where they relate to income taxes levied by the same taxation authority and to the extent that we intend to settle our current tax assets and liabilities on a net basis. Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to the same taxation authority. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.
(b) Goods and Services Tax (GST) (including other value added taxes)
We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.
Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.
2.22 Earnings per share
(a) Basic earnings per share
Basic earnings per share (EPS) is determined by dividing profit for the year after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period.
(b) Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (adjusted for the effects of the instruments in the Telstra Growthshare Trust and the Telstra Employee Share Ownership Plans).
2.23 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.
For risks not covered by insurance, any losses are charged to the income statement in the year in which the loss is reported.
The Telstra Entity and certain controlled entities are self insured for workers’ compensation.
2.24 Post-employment benefits
(a) Defined contribution plans
Our commitment to defined contribution plans is limited to making contributions in accordance with our minimum statutory requirements. We do not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to current and past employee services.
Contributions to defined contribution plans are recorded as an expense in the income statement as the contributions become payable. We recognise a liability when we are required to make future payments as a result of employee services provided.
(b) Defined benefit plans
We currently sponsor a number of post-employment benefit plans. As these plans have elements of both defined contribution and defined benefit, these hybrid plans are treated as defined benefit plans in accordance with AASB 119: “Employee Benefits”. We recognise an asset/(liability) for the net surplus/(deficit) recorded in each of our post-employment defined benefit plans.
At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. We recognise the asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions or as a cash refund.
At reporting date, where the fair value of the plan assets is less than the present value of the defined benefit obligations, the net deficit would be recognised as a liability.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.24 Post-employment benefits (continued)
We use fair value to determine the value of the plan assets at reporting date. Fair value is calculated by reference to the net market values of the plan assets.
Defined benefit obligations are based on the expected future payments required to settle the obligations arising from our current and past employee services. This obligation is influenced by many factors, including final salaries and employee turnover. We employ qualified actuaries to calculate the present value of the defined benefit obligations. These obligations are measured net of tax.
The actuaries use the projected unit credit method to determine the present value of the defined benefit obligations of each plan. This method determines each year of service as giving rise to an additional unit of benefit entitlement. Each unit is measured separately to calculate the final obligation. The present value is determined by discounting the estimated future cash outflows using rates based on government guaranteed securities with similar due dates to these expected cash flows.
We recognise all our defined benefit costs in the income statement with the exception of actuarial gains and losses that are recognised directly in retained profits. Components of defined benefit costs include current and past service cost, interest cost and expected return on assets. Current and past service cost represents the increase in the present value of the defined benefit obligation resulting from our employees’ service in the current and prior periods respectively. Interest cost represents the increase in the present value of the defined benefit obligation resulting from the employee benefits being one period closer to settlement. Expected return on assets represents movement in market value interest, dividends and other revenue items that is expected to be derived from plan assets.
Actuarial gains and losses are based on an actuarial valuation of each defined benefit plan at reporting date. Actuarial gains and losses represent the differences between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.
The actuaries apply judgment in estimating the following key assumptions used in the calculation of our defined benefit assets at reporting date:
•	discount rates;
•	salary inflation rate; and
•	expected return on plan assets.
The estimates applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of $1,029 million (2005: $247 million). If the estimates prove to be incorrect, the carrying value of our defined benefit assets may be materially impacted in the next reporting period. Additional volatility may also potentially be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period.
Refer to note 28 for details on the key estimates used in the calculation of our defined benefit assets.
2.25 Employee share plans
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We consolidate the results, position and cash flows of TESOP97 and TESOP99.
The Telstra Growthshare Trust (Growthshare) was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to a specified period of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for Growthshare. We also include the results, position and cash flows of Growthshare.
We recognise an expense for all share-based remuneration determined with reference to the fair value at grant date of the equity instruments issued. The fair value of our equity instruments is calculated using a valuation technique consistent with the Black Scholes methodology which utilises Monte Carlo simulations, to estimate the price of those equity instruments in an arms length transaction between knowledgeable, willing parties. The fair value is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1, we have elected not to apply the requirements of AASB 2: “Share-Based Payment” (AASB 2) to equity instruments granted prior to 7 November 2002.
Directshare enables non-executive directors to acquire a minimum of 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares on market to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments
We use derivative financial instruments such as forward exchange contracts, cross currency swaps and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations.
The use of hedging instruments is governed by the guidelines set by our Board of Directors.
(a) From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(b) Adjustments on transition date: 1 July 2005
Under AASB 132/139, our accounting policy has changed to recognise our financial instruments in the balance sheet and to record all derivatives at fair value. At the date of transition, changes in the carrying amounts of derivatives are taken to retained profits or reserves, depending on the hedge type. For further information concerning the adjustments on transition date reference should be made to note 36.
(c) From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting remeasurement gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where we hold derivative financial instruments that are not designated as hedges, they are categorised as ‘held for trading’ financial instruments. All of our derivative financial instruments are stated at fair value.
The carrying value of our cross currency and interest rate swaps refers to the fair value of our receivable or payable under the swap contract, recorded as a hedge receivable or hedge payable in our balance sheet. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged, as the transactions are generally with different counterparties and are not generally settled on a net basis.
Where we have a legally recognised right to set off the financial asset and the financial liability, and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our balance sheet. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our balance sheet.
Our derivative instruments that are held to hedge exposures can be classified into three different types, depending on the reason we are holding them — fair value hedges, cash flow hedges and hedges of net investment in foreign operations.
Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness may result in significant volatility in the income statement.
In order for a derivative instrument to qualify for hedge accounting it must be formally designated and documented as a hedge of a particular item or transaction, it must be expected to be highly effective in offsetting changes in cash flows or fair value of the hedged item, and for cash flow hedges of forecast transactions, the forecast transaction must be highly probable.
We document at the inception of a transaction the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value hedges
We use fair value hedges to mitigate the risk of changes in the fair value of our foreign currency borrowings from foreign currency and interest rate fluctuations over the hedging period.
Where a fair value hedge qualifies for hedge accounting, gains or losses from remeasuring the fair value of the hedge instrument are recognised in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the risks intended to be hedged. This will increase volatility of reported profits due to the inclusion of some ineffectiveness arising from the application of hedge accounting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments (continued)
(ii) Cash flow hedges
We use cash flow hedges to mitigate the risk of variability of future cash flows attributable to foreign currency fluctuations over the hedging period. Cash flow hedges are used for our foreign currency borrowings, and our ongoing business activities, predominantly where we have highly probable purchase or settlement commitments in foreign currencies.
Where a cash flow hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to the income statement. However, in our hedges of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement. The application of hedge accounting will create some volatility in equity reserve balances.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement.
If a forecast hedged transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were reported in equity are transferred immediately to the income statement.
(iii) Hedges of a net investment in a foreign operation
Our investments in foreign operations are exposed to foreign currency risk, which arises when we translate the net assets of our foreign investments from their functional currency to Australian dollars. We hedge our net investments to mitigate exposure to this risk by using forward foreign currency contracts, cross currency swaps and/or commercial paper in the relevant currency of the investment.
Gains and losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are considered to be effective.
The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
For all of our hedging instruments (fair value, cash flow or net investment), any gains or losses on remeasuring to fair value any portion of the instrument not considered to be effective are recognised directly in the income statement in the period in which they occur.
(iv) Derivatives that are not in a designated hedging relationship
For any ‘held for trading’ derivative instruments, i.e. those which are not in a designated hedging relationship, any gains or losses on remeasuring the instruments to fair value are recognised directly in the income statement in the period in which they occur.
(v) Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.27 Fair value estimation
The fair value of our derivatives and some financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
Valuation techniques include where applicable, reference to prices quoted in active markets, discounted cash flow analysis, fair value of recent arm’s length transactions involving the same instruments or other instruments that are substantially the same, and option pricing models.
We calculate the fair value of our forward exchange contracts by reference to forward exchange market rates for contracts with similar maturity profiles at the time of valuation.
The net fair values of our cross currency and interest rate swaps and other financial assets and financial liabilities that are measured at fair value (apart from our listed investments) are determined using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve, which is independently derived and representative of Telstra’s cost of borrowing. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.
Unless there is evidence to suggest otherwise, the nominal value of financial assets and financial liabilities less any adjustments for impairment with a short term to maturity are considered to approximate net fair value.
2.28 Financial assets
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(a) Adjustments on transition date: 1 July 2005
The nature of the main adjustments to ensure this information complies with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. At the date of transition, adjustments to carrying amounts are taken to retained profits or reserves. With the exception of those financial assets which are designated in hedge relationships (refer to note 2.26), at the date of transition to AASB 132 and AASB 139 there were no significant adjustments to carrying amounts. For further information concerning the adjustments on transition date, reference should be made to note 36.
(b) From 1 July 2005
We classify our financial assets in the following categories. These are financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. We determine the classification at initial recognition and re-evaluate this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss. Derivatives are categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance date.
(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the balance sheet date, which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities where we have the positive intention and ability to hold to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.28 Financial assets (continued)
(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method less impairment. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.
In the event that we have ‘financial assets at fair value through the profit or loss’ realised and unrealised gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investments reserve. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments, previously recognised in equity, are included in the income statement.
Purchases and sales of financial assets are recognised on settlement date — the date on which we receive or deliver an asset. Financial assets are initially recognised at fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and we have transferred substantially all the risks and rewards of ownership.
2.29 Financial instrument transaction costs
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the carrying value of our financial assets and financial liabilities disclosed in the financial report. Under A-IFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts was immaterial.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Earnings per share

	Telstra Group

	Year ended 30 June
	2006	2005
	¢	¢

Basic earnings per share	25.7	34.7

Diluted earnings per share	25.7	34.6

	$m	$m

Earnings used in the calculation of basic and diluted earnings per share
Profit for the year	3,181	4,309

	Number of shares
	(millions)

Weighted average number of ordinary shares (a)
Weighted average number of ordinary shares used in the calculation of basic earnings per share (b)	12,366	12,430
Effect of dilutive employee share instruments (c)	35	37

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	12,401	12,467

(a) In order to underpin the equity instruments issued under the Growthshare plan, Growthshare purchase shares on market. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.
(b) During fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
Refer to note 21 for full details on our movement in issued ordinary shares, including further discussion on our prior year share buy-back.
(c) In fiscal 2006 and fiscal 2005, the following equity instruments are considered dilutive to earnings per share:
•	deferred share instruments issued under Telstra Growthshare Trust (Growthshare);
•	incentive shares granted under the Growthshare short term incentive scheme; and
•	share options issued under Telstra Employee Share Ownership Plan I (TESOP97).
In fiscal 2006 and fiscal 2005, the following equity instruments are not considered dilutive to earnings per share:
•	performance rights, restricted shares and options issued under Growthshare; and
•	share options issued under Telstra Employee Share Ownership Plan II (TESOP99).
Refer to note 31 for details regarding equity instruments issued under the Growthshare and TESOP share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends

	Telstra Group		Telstra Entity

	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Dividends paid
Previous year final dividend paid	1,739	1,639	1,739	1,639
Previous year special dividend paid with the final dividend	746	—	746	—
Interim dividend paid	1,739	1,739	1,739	1,739
Special dividend paid with the interim dividend	746	746	746	746

Total dividends paid	4,970	4,124	4,970	4,124

Dividends per ordinary share paid	¢	¢

Previous year final dividend paid	14.0	13.0
Previous year special dividend paid with the final dividend	6.0	—
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0

Total dividends paid	40.0	33.0

Our dividends paid are fully franked at a tax rate of 30%.
Dividends per ordinary share declared
Our dividends declared per share in respect of fiscal year as disclosed on the face of our income statement is detailed below:

	Telstra Group

	Year ended 30 June
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend (a)	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total	34.0	40.0

(a) As our final dividend for fiscal 2006 was not declared, determined or publicly recommended by the Board as at 30 June 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. Our final dividend has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends (continued)

	Telstra Entity

	Year ended 30 June
	2006	2005
	$m	$m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance (a)	6	285
Franking credits that will arise from the payment of income tax payable as at 30 June (b)	400	519
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(24)

	382	780

Franking debits that will arise on the payment of dividends declared after 30 June (c)
Final dividend	745	745
Special dividend paid with the final dividend	—	320

	745	1,065

(a) Previously, the Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members was transferred to the Telstra Entity. As a result, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.
As at 30 June 2006, the Telstra Entity had a combined exempting and franking account balance of $6 million (2005: $285 million). This total combines the deficit in our franking account of $18 million (2005: surplus of $261 million) and a surplus of $24 million (2005: $24 million) in our exempting account.
The franking account balance represents the amount of tax paid by the entity that is available for distribution to shareholders. As at 30 June 2006, our franking account balance was in deficit. As a result, we are required to pay franking deficit tax of $18 million in July 2006, which will eliminate the deficit in the franking account balance and be fully offset against our fiscal 2006 income tax assessment. In relation to our exempting account, there are statutory restrictions placed on the distribution of credits from this account.
Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2007, relating to the fiscal 2006 and 2007 income tax years. Franking credits will be used when the Telstra Entity pays its 2006 final ordinary dividend during fiscal 2007.
(b) Franking credits that will arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis. This balance represents the current tax liabilities as at 30 June 2006 for the tax consolidated group.
(c) The franking debits that will arise when we pay our final ordinary dividend are expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2007, will be sufficient to cover the franking debits arising from our final dividend. Refer to note 34 for further details in relation to our dividends declared subsequent to year end.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
Our internal management reporting structure drives how our Company is organised and managed. This internal structure provides the initial basis for determining our business segments.
Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to. Our customer facing business segments service different customer types. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, our CSL New World Mobility group (CSL New World) is a business unit in its own right, and the International Head Office group is included as part of Strategic Marketing. These offshore operations are reported as part of a segment we have called Telstra International for segment reporting purposes.
For the purposes of the applicable accounting standard, we consider that the risks and returns of these offshore operations differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During fiscal 2006, we created the following new business segments:
•	Telstra Business;
•	Telstra Operations; and
•	Strategic Marketing.
The Telstra Business group has been drawn from the Telstra Consumer Marketing and Channels group (formerly known as Telstra Consumer and Marketing), Telstra Country Wide and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business units.
The Strategic Marketing group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels.
The Telstra Operations group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support, which moved from being reported within our corporate areas.
Those business segments not impacted by the above restructures are substantially consistent with their structure in the prior year. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in fiscal 2005.
For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer Marketing and Channels (TC&C) is responsible for:
•	the provision of the full range of telecommunication products, services and communication solutions to consumers; and
•	leading the mass market channels including inbound and outbound call centres, Telstra Shops and Telstra Dealers.
Telstra Business (TB) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to small to medium enterprises.
Telstra Enterprise and Government (TE&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to corporate and government customers; and
•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra Wholesale (TW) is responsible for:
•	the provision of a wide range of telecommunication products and services delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators and application service providers; and

•	infrastructure owners and managers who acquire infrastructure services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, directory assistance, and online products and services.
Telstra International (TInt.) consists of the following offshore business operations:
•	CSL New World is responsible for our operations in Hong Kong that mainly generate revenues from the mobiles market;
•	International Head Office Group is responsible for our Asia-Pacific investments; and
•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Telstra Operations (TO) is responsible for:
•	co-ordination and execution for our company’s multi-year business improvement and transformation program;
•	leading the identification, analysis, validation, development and implementation of product, technology and information technology strategies for both the network infrastructure and customer solutions of our Company;
•	overall planning, design, specification of standards, commissioning and decommissioning of our communication networks;
•	construction of infrastructure for our Company’s fixed, mobile, Internet protocol (IP) and data networks;
•	operation and maintenance, including activation and restoration of these networks;
•	supply and delivery of information technology solutions to support our products, services and customer support function;
•	the development and lifecycle management of products and services over the networks, as well as application platforms and the online environment; and
•	operational support functions for our Company, including procurement, billing, credit management and property management.
Telstra Country Wide (TCW) is responsible for:
•	the management and control of providing telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra BigPond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our investment interest in the FOXTEL partnership;
•	the development and management of the hybrid fibre coaxial (HFC) cable network; and
•	investigation and development of an interactive PayTV (IPTV) service.
Strategic Marketing is responsible for:
•	the co-ordination and delivery of marketing activities across our Company and market segments.
Corporate areas include:
•	Legal Services — provides legal services across the Company;
•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;
•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group; and
•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right. These include:
•	Telstra Country Wide;
•	Telstra BigPond;
•	Telstra Media;
•	Strategic Marketing; and
•	our corporate areas.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Segment financial results
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&C, TB and TE&G are allocated totally to the TC&C segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to TB. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&C, TB and TE&G depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the TC&C segment. As a result, the TC&C segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&C;
•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&C; and
•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&C.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
In addition, revenue derived from our BigPond Internet products and its related segment assets are recorded in the customer facing business segments of TC&C, TB and TE&G. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy changes occurred during fiscal 2006:
Interconnection revenue
In previous financial years, our segment accounting policy was to recognise our revenue relating to interconnection entirely in our TW business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the TC&C, TB and TE&G business segments to match the revenue recognised with the associated expense. As a result, revenue in TW decreased by $633 million and revenue increased in TC&C by $500 million, TB by $52 million and TE&G by $81 million in fiscal 2005 to reflect this change in policy.
Segment assets and liabilities
Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.
The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the corporate level (aggregated in the “Other” segment) and not allocated across segments.
The “Other” segment also includes balances that do not meet the definition of segment assets and segment liabilities for our reportable business segments. As a result, borrowings and income tax assets and liabilities were recorded as reconciling items within the “Other” segment.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

								Other	Elimina-
	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	(a)	tions	Total
Year ended 30 June 2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,897	3,053	4,607	2,607	1,826	1,450	226	106	—	22,772
Add inter-segment revenue	—	—	57	292	10	31	83	7	(480)	—

Total segment revenue	8,897	3,053	4,664	2,899	1,836	1,481	309	113	(480)	22,772

Segment result under A-IFRS	5,721	2,412	2,702	2,693	865	86	(4,175)	(4,903)	29	5,430
Share of equity accounted net (losses)/profits	—	—	—	—	(1)	12	—	(6)	—	5
Less net gain on sale of investments	—	—	4	—	—	58	—	—	—	62

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	5,721	2,412	2,706	2,693	864	156	(4,175)	(4,909)	29	5,497

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	140	10	8	—	13	11	143	26	—	351
Reversal of impairment losses	—	—	—	(20)	—	—	(2)	—	—	(22)
Depreciation and amortisation	—	—	63	—	91	298	48	3,587	—	4,087
Other significant non cash expenses	26	4	20	5	1	3	144	7	—	210

Non current segment assets acquired (excluding acquisition of investments)	11	—	89	23	96	224	4,032	5	—	4,480

As at 30 June 2006
Segment assets	1,437	370	1,767	453	1,886	3,817	3,308	23,316	(179)	36,175

Segment assets include:
Investment in jointly controlled entities	—	—	1	—	—	1	—	—	—	2
Investment in associated entities	—	—	18	—	3	—	—	—	—	21

Segment liabilities	1,260	165	618	241	673	615	2,534	17,414	(177)	23,343

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Telstra Group

								Other	Elimina-
	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	(a)	tions	Total
Year ended 30 June 2005	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	8,931	3,099	4,570	2,267	1,708	1,360	161	85	—	22,181
Add inter-segment revenue	—	—	52	284	11	38	77	2	(464)	—

Total segment revenue	8,931	3,099	4,622	2,551	1,719	1,398	238	87	(464)	22,181

Segment result under A-IFRS	6,179	2,488	2,807	2,283	812	94	(3,371)	(4,345)	3	6,950
Share of equity accounted net (losses)/profits	3	—	5	—	—	(96)	—	(6)	—	(94)
Less net gain on sale of investments	66	—	—	—	—	13	—	—	—	79

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	6,248	2,488	2,812	2,283	812	11	(3,371)	(4,351)	3	6,935

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	115	18	12	—	17	7	20	30	(29)	190
Depreciation and amortisation	—	—	46	—	64	266	1	3,152	—	3,529
Other significant non cash expenses	25	3	22	6	4	3	139	24	—	226

Non current segment assets acquired (excluding acquisition of investments)	16	—	45	503	74	246	3,052	110	—	4,046

As at 30 June 2005
Segment assets	1,448	343	1,635	356	1,836	3,641	2,750	23,702	(500)	35,211

Segment assets include:
Investment in jointly controlled entities	—	—	3	—	—	33	—	—	—	36
Investment in associated entities	—	—	8	—	4	—	—	—	—	12

Segment liabilities	1,021	119	639	148	665	547	2,024	16,887	(497)	21,553

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities excludes income tax liabilities and borrowings, which are included as part of the other segment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$m	$m

Reconciliation of segment results to Telstra Group position:
Earnings before interest and income tax expense (EBIT)		5,497	6,935
Finance income		66	83
Finance costs		(1,002)	(963)

Profit before income tax expense		4,561	6,055
Income tax expense		(1,380)	(1,746)

Profit for the year		3,181	4,309

Information about sales revenue from our products and services:
PSTN products
Basic access		3,318	3,362
Local calls		1,023	1,284
PSTN value added services		246	250
National long distance calls		913	1,013
Fixed to mobile		1,491	1,566
International direct		201	234
Fixed interconnection		286	309

		7,478	8,018

Mobiles
Mobile services		4,505	4,307
Mobile handsets		467	381

		4,972	4,688

Data and internet services
Internet and IP solutions		1,907	1,377
ISDN products		807	890
Specialised data		884	966

		3,598	3,233

Other products and services
Advertising and directories		1,711	1,585
Customer premises equipment		274	231
Payphones		104	121
Intercarrier services		351	290
Inbound calling products		449	449
Solutions management		989	931
Offshore controlled entities (a)		1,745	1,611
Pay TV bundling		320	263
Other sales and service		759	741

		6,702	6,222

Sales revenue		22,750	22,161

Other revenue (excluding finance income)		22	20

Total revenue (excluding finance income)	6	22,772	22,181

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Information about revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products	446	484
International — Mobiles	849	751
International — Data and internet services	287	264
International — Intercarrier services	20	24
International — Other	143	88

	1,745	1,611

Information about our geographic operations (i)
Segment revenue from external customers
Australian customers	21,014	20,556
International customers	1,758	1,625

	22,772	22,181

Carrying amount of segment assets
Australian customers	31,966	31,245
International customers	4,209	3,966

	36,175	35,211

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia	4,256	3,800
Located in international countries	224	246

	4,480	4,046

(i) Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TE&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Sales revenue
Rendering of services		12,427	12,522	10,427	10,783
Sale of goods		808	691	536	430
Rent of network facilities		7,653	7,233	7,655	7,233
Construction contracts		151	130	174	136
Advertising and directory services		1,711	1,585	464	377
Procurement (a)		—	—	647	628

		22,750	22,161	19,903	19,587

Other revenue (excluding finance income)
Dividend revenue
- controlled entities	33	—	—	560	223
- jointly controlled entities	33	—	—	—	1

		—	—	560	224
Rent from property and motor vehicles		22	20	22	20

		22	20	582	244

Total revenue (excluding finance income)		22,772	22,181	20,485	19,831

Other income
Net gain on disposal of:
- property, plant and equipment		23	9	20	10
- investments in controlled entities		4	—	—	—
- investments in jointly controlled and associated entities		58	16	59	26
- investments in listed securities and other investments		—	63	—	59

		85	88	79	95
Other miscellaneous income (b)		243	173	84	38

		328	261	163	133

Total income (excluding finance income)		23,100	22,442	20,648	19,964

Finance income
- interest on cash and cash equivalents		66	83	60	78
- other		—	—	3	23

		66	83	63	101

Total income		23,166	22,525	20,711	20,065

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income (continued)
(a) The Telstra Entity receives procurement revenue from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks. Refer to note 33 for further details on transactions involving our related parties.
(b) Other miscellaneous income includes revenue recognised from subsidies received on the Higher Bandwidth Incentive Scheme (HiBIS) and Broadband Connect Incentive Scheme.
HiBiS, which has now concluded, and its replacement program, Broadband Connect, were established by the Commonwealth to allow service providers to provide high bandwidth services to eligible customers in the regional, rural and remote areas of Australia at prices broadly comparable to those prices charged to customers in metropolitan areas.
As a service provider, we are able to claim a rebate from the Commonwealth for each registered HiBIS or Broadband Connect service we provide to an eligible customer. The purpose of the incentive payment is to cover the short fall of providing these services to eligible customers in the regional, rural and remote areas of Australia at metropolitan prices. We recognise these incentive payments as other income.
We have no significant unfulfilled conditions and other contingencies relating to our obligations under the HiBIS and Broadband Connect programs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Employee redundancy (b)		534	91	516	85
Share based payments	21	15	10	15	10
Defined benefit plan expense	28	185	203	182	201

Goods and services purchased
Included in our goods and services purchased are the following:
Cost of goods sold		1,421	1,150	1,087	882
Rental expense on managed services		69	67	64	62

Other expenses
Impairment losses:
- impairment in value of inventories (b)		53	11	53	11
- impairment in value of trade and other receivables (b)		161	150	138	131
- impairment in value of investments (b) (i)		—	6	245	27
- impairment in amounts owed by controlled entities (b)	33	—	—	382	475
- impairment in amounts owed by jointly controlled entities	33	2	5	—	—
- impairment in value of intangibles (b) (ii)		66	1	64	—
- impairment in value of property, plant and equipment (b) (ii)		69	17	69	17

		351	190	951	661

Reversal of impairment losses:
- reversal of impairment in value of trade and other receivables		(22)	—	(22)	—
- reversal of impairment in value of investments (b)		—	—	(15)	(334)
- reversal of impairment in amounts owed by controlled entities	33	—	—	—	(15)

		(22)	—	(37)	(349)

Rental expense on operating leases		667	675	496	502
Net foreign currency translation losses/(gains)		2	(40)	(50)	(5)
Remuneration of auditors	8	8	7	6	6
Service contracts and other agreements		1,836	1,556	1,796	1,521
Promotion and advertising		356	330	285	253
General and administration		723	739	542	564
Other operating expenses (b)		506	358	573	325

		4,427	3,815	4,562	3,478

(i)  We have recognised impairment losses relating to the value of our investments in controlled entities, jointly controlled and associated entities, and other entities based on the value in use calculation. The impairment loss in the value of investment in controlled entities was eliminated on consolidation of the Telstra Group.
(ii) We have recognised impairment losses relating to project costs that were capitalised within capitalised software forming part of intangible assets and property, plant and equipment. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss. In fiscal 2006, additional impairment losses were recognised reflecting additional write offs due to our transformation, refer note 7(b) for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items (continued):
Depreciation of property, plant and equipment (b)
- general purpose buildings including leasehold improvements	14	62	54	54	47
- communication assets including leasehold improvements	14	2,953	2,615	2,786	2,508
- communication assets under finance lease	14	67	75	67	75
- equipment under finance lease	14	8	9	6	7
- other plant, equipment and motor vehicles	14	93	123	45	50

		3,183	2,876	2,958	2,687

Amortisation of intangible assets
- patents and trademarks	15	2	2	4	4
- licences	15	58	37	18	18
- brandnames	15	11	10	—	—
- customer bases	15	98	86	13	15
- deferred expenditure		9	8	35	10
- software assets (b)	15	726	510	629	472

		904	653	699	519

		4,087	3,529	3,657	3,206

Finance costs
- interest on bills of exchange and commercial paper		65	35	65	35
- interest on Telstra bonds		486	223	486	223
- interest on other loans		242	497	242	497
- interest on derivative instruments		169	164	169	164
- interest on finance leases		6	7	2	3
- unwinding of discount on liabilities recognised at present value		40	35	9	2
- gain in fair value hedge instruments		(26)	—	(26)	—
- other		20	2	38	19

		1,002	963	985	943

Research and development
Research and development expenses		23	29	23	29

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
(b) Income statement items requiring specific disclosure
The separate disclosure of the following material items is relevant in explaining our financial performance.
Our profit for the year has been calculated after charging specific expense items from our continuing operations as detailed below:

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Redundancy and restructuring related costs (i)
Labour
- redundancy expense		356	—	352	—
- restructuring expense		50	—	50	—

		406	—	402	—

Goods and services purchased
- restructuring expense		54	—	54	—

Other expenses
- restructuring expense		105	—	105	—
- impairment in value of inventories		18	—	18	—
- impairment in value of trade and other receivables		14	—	14	—
- impairment in value of intangibles		61	—	61	—
- impairment in value of property, plant and equipment		46	—	46	—

		244	—	244	—

Depreciation and amortisation
- accelerated amortisation of intangibles		160	—	145	—
- accelerated depreciation of property, plant and equipment		262	—	262	—

		422	—	407	—

		1,126	—	1,107	—

Other
- impairment in value of controlled entities (ii)		—	—	205	—
- reversal of impairment in value of controlled entities (ii)		—	—	—	(334)
- impairment in amounts owed by controlled entities (iii)		—	—	382	475

		—	—	587	141
Total expense items		1,126	—	1,694	141
Income tax benefit attributable to those items requiring specific disclosure		(338)	—	(332)	—

Net items after income tax benefit		788	—	1,362	141

(i)  On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering integrated services to our customers.
We also announced several key decisions and commitments regarding our systems, processes and products which will impact the future performance of the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
For the year ended 30 June 2006, we have recorded a number of restructuring related expenses associated with the implementation of the strategic review initiatives. The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for (refer to note 19);
•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment (refer to note 19);
•	the impairment of certain assets due to the decision to shut down certain networks and platforms that are no longer considered recoverable. This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and
•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
(ii) In fiscal 2006, the profit before income tax expense of the Telstra Entity included an expense of $205 million in relation to the impairment of the value of three controlled entities. In fiscal 2005, the profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of an impairment of the value of four controlled entities. These balances are eliminated on consolidation for Telstra Group reporting purposes.
Each fiscal year, we review the value of our investment in controlled entities. As a result, we have incurred an impairment loss (or a reversal of an impairment loss) by assessing the carrying value of our controlled entity with its recoverable amount. We review our recoverable amount by reference to its value in use. Refer to note 25 for further details regarding impairment.
(iii) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes. Refer to note 25 for further details regarding impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
8. Remuneration of auditors

			Telstra Group		Telstra Entity
			Year ended 30 June		Year ended 30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Audit fees
The Australian National Audit Office has charged the following amounts for:
Auditing and reviewing the financial reports (i)			4.981	5.038	4.431	4.404
Ernst and Young has charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.900	2.290	1.601	1.391

Total audit fees	7	(a)	7.881	7.328	6.032	5.795

Other services
In addition to auditing and reviewing the financial reports, other services were provided by Ernst and Young in their own right as follows:
Audit related (iii)			0.829	0.571
Tax (iv)			0.118	0.423
Other services (v)			0.331	0.703

Total other services			1.278	1.697

Audit fees
(i)  Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst and Young (EY) since fiscal 2000.
(ii) Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audits and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times the total audit and audit related fees.
Non audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
The provision of non-audit services by EY is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
EY has specific internal processes in place to ensure auditor independence.
(iii) Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit, various accounting advice provided and additional audit work arising on the acquisition of our newly acquired controlled entities.
(iv) Tax fees charged by EY mainly relates to licence fee and technical services including training and support services in relation to our tax return software.
(v) Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include performance of system and security reviews, and various other reviews and non assurance services across the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Major components of income tax expense
Current tax expense	1,730	1,740	1,860	1,907
Deferred tax resulting from the origination and reversal of temporary differences	(386)	4	(411)	(28)
Under provision of tax in prior years	36	2	33	3

	1,380	1,746	1,482	1,882

Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	4,561	6,055	4,719	6,398

Notional income tax expense on profit calculated at 30% (a):	1,368	1,817	1,416	1,919

Which is adjusted by the tax effect of:
Effect of different rates of tax on overseas income	(19)	(11)	—	—
Non assessable and non deductible items	(5)	(62)	33	(40)
Under provision of tax in prior years	36	2	33	3

Income tax expense on profit	1,380	1,746	1,482	1,882

Amounts recognised directly in equity during the year
Deferred tax debited/(credited) directly in equity during the year	291	(24)	289	(24)

(a) The Commonwealth statutory income tax rate for fiscal 2006 and fiscal 2005 was 30%. This tax rate is the income tax rate applied to Australian resident companies pursuant to the Income Tax Rates Act.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax asset/(deferred tax liability)

Deferred tax items recognised in income statement
Property, plant and equipment	(1,872)	(1,918)	(1,911)	(2,019)
Intangible assets	(356)	(474)	(175)	(280)
Provision for employee entitlements	268	281	246	263
Revenue received in advance	116	130	—	5
Provision for workers’ compensation	65	64	62	62
Allowance for doubtful debts	42	46	33	37
Defined benefit assets	(45)	(98)	(43)	(97)
Trade and other payables	57	38	54	36
Provision for redundancy	56	—	55	—
Other provisions	91	10	85	1
Income tax losses (a)	106	69	—	4
Other	36	26	27	3

	(1,436)	(1,826)	(1,567)	(1,985)

Deferred tax items recognised in equity (b)
Defined benefit assets	(260)	24	(258)	24
Derivative financial instruments	(7)	—	(7)	—

	(267)	24	(265)	24

Net deferred tax liability	(1,703)	(1,802)	(1,832)	(1,961)

Our net deferred tax liability is split as follows (c):
Deferred tax assets recognised in the balance sheet	1	2	—	—
Deferred tax liabilities recognised in the balance sheet	(1,704)	(1,804)	(1,832)	(1,961)

	(1,703)	(1,802)	(1,832)	(1,961)

(a) We have recognised a deferred tax asset for the unused tax losses of our offshore controlled entities to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. We have prepared management budgets and forecasts in line with our current knowledge of future events to support our view of sufficient future taxable profits being available to offset our unused tax losses.
(b) When the underlying transactions to which our deferred tax relates is recognised directly to equity in accordance with applicable accounting standards, the temporary differences associated with these adjustments are also recognised directly in equity.
(c) We are able to offset deferred tax assets and deferred tax liabilities in the balance sheet when they relate to income taxes levied by the same taxation authority and to the extent we intend to settle our current tax assets and liabilities on a net basis.
Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to income taxes levied by the Australian Taxation Office. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax assets not recognised in the balance sheet (a):
Income tax losses	185	161	—	—
Capital tax losses	196	198	160	161
Deductible temporary differences	353	334	192	99

	734	693	352	260

(a) Our deferred tax assets not recognised in the balance sheet may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future taxable profit to enable the income tax losses and temporary differences to be offset against that taxable profit;
•	the Telstra Entity and our controlled entities have sufficient future capital gains to be offset against those capital losses;
•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
As at 30 June 2006, the deferred tax assets not recognised in our balance sheet are able to be carried forward indefinitely for both our domestic and offshore operations, except in relation to one offshore controlled entity that has income tax losses of $9 million (fiscal 2005: $13 million) that will expire in fiscal 2027.
In the event of the further privatisation of our Company, certain income tax losses and capital tax losses, not currently recognised as a deferred tax asset, may not be able to be utilised in the future to offset income tax and capital tax gains for some offshore controlled entities and the tax consolidated group. The ability to utilise income and capital losses in the future will depend on various factors, including the number of shares the Commonwealth continues to hold, either directly or indirectly.
Tax consolidation
The Telstra Entity and its Australian resident wholly owned entities previously elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes.
The Telstra Entity, as the head entity in the tax consolidated group, recognises, in addition to its own transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. However, the Telstra Entity and its resident wholly owned entities account for their own current tax expense and deferred tax amounts.
Upon tax consolidation, the entities within the tax consolidated group entered into a tax sharing agreement. The terms of this agreement specified the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity for tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement under which:
•	the Telstra Entity compensates its wholly owned controlled entities for any current tax receivable assumed;
•	the Telstra Entity compensates its wholly owned controlled entities for any deferred tax assets relating to unused tax losses and tax credits; and
•	wholly owned entities compensate the Telstra Entity for any current tax payable assumed.
The funding amounts are based on the amounts recorded in the financial statements of the wholly owned entities.
Amounts receivable of $40 million to the Telstra Entity and amounts payable from the Telstra Entity of $194 million under the tax funding arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result these funding amounts were recorded as equity contributions to or distributions from our controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
10. Cash and cash equivalents

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cash at bank and on hand	238	225	87	83
Bank deposits, bills of exchange and commercial paper (a)	451	1,323	387	1,285

	689	1,548	474	1,368

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
11. Trade and other receivables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,565	2,434	1,881	1,774
Allowance for doubtful debts		(144)	(159)	(110)	(125)

		2,421	2,275	1,771	1,649

Amounts owed by controlled entities (other than trade debtors)	33	—	—	2,267	2,194
Allowance for amounts owed by controlled entities (other than trade debtors)	33	—	—	(1,851)	(1,469)

		—	—	416	725

Accrued revenue		1,027	976	971	929

Other receivables (b)		262	298	195	235
Allowance for doubtful debts (b)		(9)	—	(9)	—

		1,280	1,274	1,157	1,164

		3,701	3,549	3,344	3,538

Non current
Amounts owed by controlled entities (other than trade debtors)	33	—	—	60	56

Amounts owed by jointly controlled and associated entities (c)	33	229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (c)	33	(215)	(210)	(210)	(204)

		14	32	—	—

Other receivables (b)		78	65	72	59
Allowance for doubtful debts (b)		(5)	—	(5)	—

		73	65	67	59

		87	97	127	115

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheet.
(b) Our other receivables relates mainly to customer deferred debt. Our customer deferred debt allows eligible post paid customers the opportunity to repay the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. The loan is provided interest free to our mobile postpaid customers.
(c) In fiscal 2006, amounts owed by jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million). An allowance for the total loan provided to Reach has been recognised. Refer to note 33 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	79	4	67	—
Finished goods recorded at cost	123	197	91	167

Total finished goods	202	201	158	167

Raw materials and stores recorded at cost	15	16	10	12
Construction contracts (a)	7	15	7	15

	224	232	175	194

Non current
Finished goods recorded at net realisable value	15	—	15	—
Finished goods recorded at cost	5	15	5	15

	20	15	20	15

(a) Construction contract disclosures are shown as follows:
Contract costs incurred and recognised profits	108	69	108	69
Progress billings	(101)	(54)	(101)	(54)

	7	15	7	15

Advances received for construction work in progress (included in trade and other payables)	7	7	7	7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investments in jointly controlled entities		4	40	2	83
Allowance for impairment in value		(2)	(4)	(2)	(50)

Carrying amount of investments in jointly controlled entities	30	2	36	—	33

Investments in associated entities		45	36	18	33
Allowance for impairment in value		(24)	(24)	—	(25)

Carrying amount of investments in associated entities	30	21	12	18	8

		23	48	18	41

Investments — other

Investments in controlled entities	29	—	—	13,062	12,975
Allowance for impairment in value		—	—	(7,109)	(6,839)

Total investments in controlled entities		—	—	5,953	6,136

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m
			—
Land and site improvements
At cost	35	40	32	37

Buildings (including leasehold improvements)
At cost	822	822	706	722
Accumulated depreciation/impairment	(392)	(392)	(352)	(356)

	430	430	354	366

Communication assets (including leasehold improvements)
At cost	45,848	43,217	43,222	41,127
Accumulated depreciation/impairment	(23,398)	(21,541)	(22,393)	(20,946)

	22,450	21,676	20,829	20,181

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation/impairment	(501)	(434)	(501)	(434)

	357	424	357	424

Other plant, equipment and motor vehicles
At cost	1,068	1,011	692	753
Accumulated depreciation/impairment	(740)	(710)	(519)	(554)

	328	301	173	199

Equipment under finance lease
At cost	60	52	33	26
Accumulated depreciation/impairment	(38)	(32)	(13)	(10)

	22	20	20	16

Total property, plant and equipment
At cost	48,691	46,000	45,543	43,523
Accumulated depreciation	(25,069)	(23,109)	(23,778)	(22,300)

	23,622	22,891	21,765	21,223

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

			Telstra Group		Telstra Entity
			Year ended 30 June		Year ended 30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Land and site improvements

Opening cost			40	43	37	42
- additions			—	4	—	3
- disposals			(5)	(8)	(5)	(8)
- acquisitions through business combinations			—	1	—	—

Closing cost			35	40	32	37

Buildings (including leasehold improvements)

Opening net book value			430	393	366	376

Opening cost			822	733	722	689
- additions			72	47	60	43
- disposals			(104)	(16)	(98)	(15)
- acquisitions through business combinations			10	55	—	—
- foreign currency exchange differences			(4)	(6)	—	—
- other			26	9	22	5

Closing cost			822	822	706	722

Opening accumulated depreciation/impairment			(392)	(340)	(356)	(313)
- disposals			74	4	70	3
- acquisitions through business combinations			(1)	—	—	—
- depreciation expense		7	(62)	(54)	(54)	(47)
- impairment losses			(6)	—	(6)	—
- foreign currency exchange differences			3	3	—	—
- other			(8)	(5)	(6)	1

Closing accumulated depreciation/impairment			(392)	(392)	(352)	(356)

Closing net book value			430	430	354	366

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Communication assets (including leasehold improvements) (a)

Opening net book value		21,676	21,093	20,181	20,095

Opening cost		43,217	40,575	41,127	39,093
- additions		3,681	3,378	3,501	2,732
- disposals		(1,416)	(740)	(1,432)	(740)
- acquisitions through business combinations		421	—	—	—
- foreign currency exchange differences		(105)	(37)	—	—
- other		50	41	26	42

Closing cost		45,848	43,217	43,222	41,127

Opening accumulated depreciation/impairment		(21,541)	(19,482)	(20,946)	(18,998)
- disposals		1,376	584	1,393	588
- acquisitions through business combinations		(265)	—	—	—
- depreciation expense	7	(2,953)	(2,615)	(2,786)	(2,508)
- impairment losses		(37)	(14)	(37)	(14)
- foreign currency exchange differences		41	8	—	—
- other		(19)	(22)	(17)	(14)

Closing accumulated depreciation/impairment		(23,398)	(21,541)	(22,393)	(20,946)

Closing net book value		22,450	21,676	20,829	20,181

Communication assets under finance lease

Opening net book value		424	499	424	499

Opening and closing cost (b)		858	858	858	858

Opening accumulated depreciation/impairment		(434)	(359)	(434)	(359)
- depreciation expense	7	(67)	(75)	(67)	(75)

Closing accumulated depreciation/impairment		(501)	(434)	(501)	(434)

Closing net book value		357	424	357	424

(a)	Includes certain network land and buildings which are essential to the operation of our communication assets.

(b)	During fiscal 2006 and fiscal 2005, there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Other plant, equipment and motor vehicles

Opening net book value		301	380	199	211

Opening cost		1,011	1,335	753	1,004
- additions		124	114	34	52
- disposals		(111)	(301)	(96)	(295)
- acquisitions through business combinations		48	15	—	—
- foreign currency exchange differences		(8)	(14)	—	—
- other		4	(138)	1	(8)

Closing cost		1,068	1,011	692	753

Opening accumulated depreciation/impairment		(710)	(955)	(554)	(793)
- disposals		98	287	85	281
- acquisitions through business combinations		(37)	—	—	—
- depreciation expense	7	(93)	(123)	(45)	(50)
- impairment losses		(26)	(3)	(26)	(3)
- foreign currency exchange differences		6	9	—	—
- other		22	75	21	11

Closing accumulated depreciation/impairment		(740)	(710)	(519)	(554)

Closing net book value		328	301	173	199

Equipment under finance lease

Opening net book value		20	11	16	10

Opening cost		52	48	26	20
- additions		9	13	9	11
- disposals		—	(9)	—	(5)
- acquisitions through business combinations		—	4	—	—
- foreign currency exchange differences		(1)	—	—	—
- other		—	(4)	(2)	—

Closing cost		60	52	33	26

Opening accumulated depreciation/impairment		(32)	(37)	(10)	(10)
- disposals		—	3	—	—
- depreciation expense	7	(8)	(9)	(6)	(7)
- other		2	11	3	7

Closing accumulated depreciation/impairment		(38)	(32)	(13)	(10)

Closing net book value		22	20	20	16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)
Work in progress
In fiscal 2006, the Telstra Group has property, plant and equipment under construction amounting to $1,695 million (2005: $1,040 million). In fiscal 2006, the Telstra Entity has property, plant and equipment under construction amounting to $1,596 million (2005: $945 million). As these assets are not installed and ready for use, there is no depreciation being charged on these amounts.
Other
Details of our expenditure and lease commitments in relation to property, plant and equipment are shown in note 26 to these financial statements.
In fiscal 2006, the Telstra Group has property, plant and equipment that was fully depreciated and still in use with a cost of $1,767 million (2005: $2,224 million). In fiscal 2006, the Telstra Entity has property, plant and equipment that was fully depreciated and still in use with a cost of $1,412 million (2005: $1,905 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Goodwill	2,073	2,037	16	16

Internally generated intangible assets
Software assets developed for internal use	3,188	3,622	2,651	3,173
Accumulated amortisation	(1,406)	(1,652)	(1,171)	(1,499)

	1,782	1,970	1,480	1,674

Acquired intangible assets
Mastheads	447	447	—	—

Patents and trademarks	34	34	20	20
Accumulated amortisation	(8)	(6)	(11)	(7)

	26	28	9	13

Licences	833	793	267	267
Accumulated amortisation	(241)	(183)	(132)	(116)

	592	610	135	151

Brandnames	235	215	—	—
Accumulated amortisation	(53)	(42)	—	—

	182	173	—	—

Customer bases	846	749	70	70
Accumulated amortisation	(407)	(305)	(64)	(51)

	439	444	6	19

Total acquired intangible assets	1,686	1,702	150	183

Deferred expenditure
Deferred expenditure	1,589	1,272	1,841	1,533
Accumulated amortisation	(1,007)	(652)	(1,022)	(655)

	582	620	819	878

Total intangibles
At cost	9,245	9,169	4,865	5,079
Accumulated amortisation	(3,122)	(2,840)	(2,400)	(2,328)

	6,123	6,329	2,465	2,751

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Goodwill

Opening value		2,037	1,790	16	16
- acquisitions through business combinations	24	324	385	—	—
- disposals		(312)	—	—	—
- foreign currency exchange differences		27	(138)	—	—
- impairment losses		(1)	—	—	—
- other		(2)	—	—	—

Closing value (a)		2,073	2,037	16	16

Intangibles — internally generated

Software assets developed for internal use (b)

Opening net book value		1,970	1,882	1,674	1,698

Opening cost		3,622	3,249	3,173	3,005
- additions		602	552	498	470
- acquisitions through business combinations		1	15	—	—
- disposals		(969)	(310)	(965)	(302)
- impairment losses (f)		(65)	—	(64)	—
- foreign currency exchange differences		(10)	—	—	—
- other		7	116	9	—

Closing cost		3,188	3,622	2,651	3,173

Opening accumulated amortisation		(1,652)	(1,367)	(1,499)	(1,307)
- amortisation expense (e)	7	(726)	(510)	(629)	(472)
- disposals		969	310	965	302
- foreign currency exchange differences		7	—	—	—
- other		(4)	(85)	(8)	(22)

Closing accumulated amortisation		(1,406)	(1,652)	(1,171)	(1,499)

Closing net book value		1,782	1,970	1,480	1,674

Acquired Intangible assets

Mastheads

Opening net book value		447	448	—	—

Opening cost		447	448	—	—
- impairment losses		—	(1)	—	—

Closing cost		447	447	—	—

Closing net book value (c)		447	447	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Patents and trademarks

Opening net book value		28	3	13	17

Opening cost		34	7	20	20
- additions		1	—	—	—
- acquisitions through business combinations		—	27	—	—
- other		(1)	—	—	—

Closing cost		34	34	20	20

Opening accumulated amortisation		(6)	(4)	(7)	(3)
- amortisation expense (e)	7	(2)	(2)	(4)	(4)

Closing accumulated amortisation		(8)	(6)	(11)	(7)

Closing net book value		26	28	9	13

Licences

Opening net book value		610	651	151	169

Opening cost		793	801	267	267
- additions		16	5	2	—
- acquisitions through business combinations		23	5	—	—
- foreign currency exchange differences		—	(18)	—	—
- other		1	—	(2)	—

Closing cost		833	793	267	267

Opening accumulated amortisation		(183)	(150)	(116)	(98)
- amortisation expense (e)	7	(58)	(37)	(18)	(18)
- foreign currency exchange differences		1	4	—	—
- other		(1)	—	2	—

Closing accumulated amortisation		(241)	(183)	(132)	(116)

Closing net book value		592	610	135	151

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Brandnames

Opening net book value		173	180	—	—

Opening cost		215	215	—	—
- acquisitions through business combinations		21	16	—	—
- foreign currency exchange differences		(1)	(16)	—	—

Closing cost		235	215	—	—

Opening accumulated amortisation		(42)	(35)	—	—
- amortisation expense (e)	7	(11)	(10)	—	—
- foreign currency exchange differences		—	3	—	—

Closing accumulated amortisation		(53)	(42)	—	—

Closing net book value		182	173	—	—

Customer bases

Opening net book value		444	353	19	34

Opening cost		749	593	70	70
- additions		30	—	—	—
- acquisitions through business combinations		76	191	—	—
- foreign currency exchange differences		(9)	(35)	—	—

Closing cost		846	749	70	70

Opening accumulated amortisation		(305)	(240)	(51)	(36)
- amortisation expense (e)	7	(98)	(86)	(13)	(15)
- foreign currency exchange differences		(4)	21	—	—

Closing accumulated amortisation		(407)	(305)	(64)	(51)

Closing net book value		439	444	6	19

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred expenditure

Opening net book value	620	636	878	593

Opening cost	1,272	1,031	1,533	988
- additions (d)	317	241	315	545
- other	—	—	(7)	—

Closing cost	1,589	1,272	1,841	1,533

Opening accumulated amortisation	(652)	(395)	(655)	(395)
- amortisation expense (e)	(355)	(257)	(367)	(260)

Closing accumulated amortisation	(1,007)	(652)	(1,022)	(655)

Closing net book value	582	620	819	878

Details of our expenditure commitments in relation to our intangible assets are shown in note 26 to our financial statements.
(a) We allocate goodwill to our relevant cash generating units (CGU’s) for the purposes of impairment testing. Refer to note 25 for further details.
(b) In fiscal 2006, the Telstra Group had software assets under development amounting to $352 million (2005: $362 million). In fiscal 2006, the Telstra Entity had software assets under development amounting to $296 million (2005: $301 million). As these assets were not installed and ready for use there is no amortisation being charged on the amounts.
(c) We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect there to be a foreseeable limit to the period over which the mastheads are expected to generate net cash inflows and, based on industry experience and current information, it is extremely rare for leading mastheads to become commercially or technically obsolete. We believe we could dispose of the mastheads in the foreseeable future for an amount not less than the current carrying value and that the acquirer could retain the strong market position that the mastheads currently represent.
(d) During fiscal 2005, we entered into an arrangement with our jointly controlled entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement, including committed capital expenditure for the period until 2022.
The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. The Telstra Entity has recorded the IRU within deferred expenditure. For the Telstra Group, the IRU was deemed to be an extension of our investment in Reach. The IRU has a carrying value of $nil in the consolidated financial statements due to the recognition of equity accounted losses in Reach.
(e) Amortisation expense is included in depreciation and amortisation expense in the income statement, with the exception of items of deferred expenditure which are expensed to the relevant line of the income statement. The majority of the deferred expenditure relates to the deferral of basic access installation costs, which are amortised to goods and services purchased in the income statement.
(f) We have recognised impairment losses relating to project costs that were included in our capitalised software and relate to our software work-in-progress. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Derivative financial assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cross currency swap hedge receivable	20	4	20	4
Forward contract asset	1	—	1	—

	21	4	21	4

Non current
Cross currency swap hedge receivable	222	—	222	—
Interest rate swap asset	169	—	169	—

	391	—	391	—

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Trade and other payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade creditors (a)		738	649	586	480
Accrued expenses		1,338	1,044	1,081	815
Accrued capital expenditure		844	289	772	210
Accrued interest		258	227	258	227
Deferred cash settlement for acquisitions (b)		123	316	—	—
Other creditors (a)		269	282	171	219
Amounts owed to controlled entities (other than trade creditors)	33	—	—	197	5

		3,570	2,807	3,065	1,956

Non current
Deferred cash settlement for acquisitions (b)		127	187	—	—
Other creditors		70	63	65	61

		197	250	65	61

(a)	Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

(b)	Included in our deferred cash settlement for acquisitions are our remaining obligations for the purchase of the third generation radio access network assets from Hutchison 3G Australia Pty Ltd.
During fiscal 2005, we purchased these assets for an amount of $450 million, payable over two years. We recognised this payable at its present value in our balance sheet of $403 million and are releasing the associated financing cost over the period of the payable in the income statement. For fiscal 2006, this release of finance costs amounted to $19 million (2005: $28 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt — current portion
Telstra bonds (c)		—	516	—	516
Other loans (d)		394	523	394	523
Finance leases	26	7	5	5	4

		401	1,044	399	1,043

		1,969	1,507	3,374	3,892

Non current
Long term debt
Telstra bonds (c)		2,613	2,605	2,613	2,605
Other loans (d)		8,748	8,289	8,748	8,289
Finance leases	26	48	47	15	13

		11,409	10,941	11,376	10,907

Total debt payable
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt (including current portion)
Telstra bonds (c)		2,613	3,121	2,613	3,121
Other loans (d)		9,142	8,812	9,142	8,812
Finance leases	26	55	52	20	17

		11,810	11,985	11,775	11,950

		13,378	12,448	14,750	14,799

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
Our long term debt is repayable over years ending 30 June as follows:

	Telstra Group
Due in the year ending 30 June	2007	2008	2009	2010	2011	after 2011	Total
Telstra bonds	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate
up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	—	500	500	—	1,510	2,510
up to 10.0%	—	—	—	—	—	28	28
up to 12.0%	—	—	—	—	—	44	44
up to 16.0%	—	—	—	—	—	32	32

	—	—	500	500	—	1,649	2,649

Unamortised discount							(36)

							2,613

Other loans (d)	394	1,373	81	815	2,642	3,837	9,142

Unamortised discount							—

							9,142

Finance leases	13	12	10	8	5	52	100

Future finance charges							(45)

							55

Total long term debt payable	407	1,385	591	1,323	2,647	5,538	11,891

Unamortised discount							(81)

							11,810

Assets pledged as security
Our 50% owned pay television joint venture FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2006 was $nil (2005: $nil). Refer to note 27 for details of an equity contribution deed entered as part of this agreement.
On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility to fund the refinancing of the above facility. Refer to note 34 for further details.
Our borrowings are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2006, we had a bank overdraft of $nil (2005: $14 million). Our bank overdraft in fiscal 2005 related to a controlled entity. This bank overdraft was unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans.
(b) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $1,457 million (2005: $449 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2006, all $1,457 million (2005: $449 million) of the commercial paper matures in less than three months.
(c) Telstra bonds
Telstra bonds currently on issue relate to wholesale investors and mature up until the year 2020. During fiscal 2006, $508 million (2005: $273 million) of Telstra bonds matured.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
(d) Other loans
Details of our other loans, including currency of borrowing, interest rates and maturity dates, are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005
	A$m	A$m	%	%

Australian dollar loans	245	247	5.93	5.93	November 2007	November 2007
US dollar loans	1,028	1,306	5.22 to 6.47	3.49 to 6.50	between April 2008 and Dec 2015	between Nov 2005 and April 2012
Euro eurobond loan	6,336	5,893	3.14 to 6.49	3.00 to 6.38	between Dec 2006 and July 2015	between Dec 2006 and July 2015
Swiss franc eurobond loan	326	304	2.61	2.50	April 2013	April 2013
Japanese yen loans	472	333	0.44 to 2.51	0.31 to 1.89	between July 2007 and June 2016	between July 2007 and Nov 2014
Singapore dollar loans	84	78	3.80	3.80	March 2008	March 2008
New Zealand dollar loans	164	183	7.03 to 7.19	6.99 to 7.15	between Nov 2011 and Nov 2014	between Nov 2011 and Nov 2014
British pound sterling loans	487	468	6.23	6.13	August 2014	August 2014

Total other loans including current portion	9,142	8,812

(e) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	902	892	894	887
Amount of credit unused	900	891	894	887

We have commercial paper facilities in place with financial institutions under which we may issue up to $14,651 million (2005: $13,842 million). As at 30 June 2006, we had drawn down $1,457 million (2005: $449 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Employee benefits (a)	319	336	272	288
Workers’ compensation	32	32	31	31
Provision for restructuring	81	—	81	—
Provision for redundancies (a)	158	—	155	—
Other provisions	147	53	140	37

	737	421	679	356

Non current
Employee benefits (a)	573	610	548	588
Workers’ compensation	184	182	177	175
Provision for restructuring	128	—	128	—
Provision for redundancies (a)	28	—	28	—
Other provisions	61	102	43	74

	974	894	924	837

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	319	336	272	288
Non current provision for employee benefits	573	610	548	588
Current provision for redundancies	158	—	155	—
Non current provision for redundancies	28	—	28	—
Accrued labour and on-costs (i)	317	237	303	225

	1,395	1,183	1,306	1,101

(i)	Accrued labour and related on-costs are included within our current trade and other payables (refer to note 17).
Provision for employee benefits consist of amounts for annual leave and long service leave accrued by employees.
Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005

Weighted average projected increase in salaries, wages and associated on-costs	4.2%	4.0%	4.3%	4.0%
Weighted average discount rates	5.4%	5.4%	5.4%	5.4%
Leave taking rates	13.2%	13.3%	13.3%	13.3%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(b) Information about our provisions, other than provision for employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability. Actual compensation paid may vary where accidents and claims incurred vary from those estimated. The timing of these payments may vary, however the average time payments are expected for is 11 years (2005: 12 years).
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation.
Provision for redundancy and restructuring
The provision for redundancy and restructuring relates to our transformation project that was announced on 15 November 2005. A provision has only been raised for those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Only those costs that are not associated with the ongoing activities of the Company have been included. The costs included in the redundancy and restructuring provision are based on current estimates of the likely amounts to be incurred and include:
•	an estimate of the termination benefits that affected employees will be entitled to;

•	costs associated with shutting down certain networks, platforms and applications;

•	property rationalisation and other onerous lease costs; and

•	costs of replacing customer equipment in order to meet our current service obligations.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $18 million for the additional impairment of inventory and a $14 million allowance for other receivables. Refer to note 7(b) for further details.
The execution of these detailed formal plans, for which a restructuring and redundancy provision has been raised, is expected to be completed by fiscal 2011 for the restructuring provision, and fiscal 2008 for the redundancy provision.
Other
Other provisions include provision for Reach Ltd’s committed capital expenditure, provision for restoration costs, and other general provisions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Workers’ compensation

Opening balance	214	216	206	207
- additional provisions	24	22	23	22
- amount used	(32)	(32)	(31)	(31)
- unwinding of discount on liabilities recognised at present value	11	11	11	11
- effect of any change in the discount rate	(1)	(3)	(1)	(3)

Closing balance	216	214	208	206

Restructuring provision

Opening balance	—	3	—	3
- additional provisions	209	—	209	—
- reversal of amounts unused	—	(3)	—	(3)

Closing balance	209	—	209	—

Redundancy provision

Opening balance	—	—	—	—
- additional provisions	186	—	183	—

Closing balance	186	—	183	—

Other

Opening balance	155	46	111	24
- additional provisions	113	125	113	93
- amount used	(51)	(12)	(38)	(5)
- reversal of amounts unused	(17)	(10)	(16)	(3)
- unwinding of discount on liabilities recognised at present value	9	2	9	2
- foreign currency exchange differences	(2)	—	—	—
- other	1	4	4	—

Closing balance	208	155	183	111

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Derivative financial liabilities

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cross currency swap hedge payable	6	11	6	11
Forward contract liability	6	—	6	—

	12	11	12	11

Non current
Cross currency swap hedge payable	612	864	612	864
Interest rate swap payable	156	—	156	—

	768	864	768	864

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Contributed equity	5,793	5,793	5,793	5,793
Share loan to employees	(130)	(154)	(130)	(154)
Shares held by employee share plan trusts	(99)	(113)	(99)	(113)
Net services received under employee share plans	5	10	5	10

	5,569	5,536	5,569	5,536

Contributed equity
Our contributed equity represents our authorised fully paid ordinary shares. Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.
The movement in the number of our authorised fully paid ordinary shares is:

	Telstra Group
	Year ended 30 June
	2006	2005
	Number of	Number of
	shares	shares

Opening balance	12,443,074,357	12,628,359,026
Shares bought back (i)	—	(185,284,669)

Closing balance	12,443,074,357	12,443,074,357

(i)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.47% of our total issued ordinary shares, or 3.0% of our non Commonwealth owned ordinary shares, were bought back.
The cost of the share buy-back comprised a purchase consideration of $750 million and associated transaction costs of $6 million.
In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2005
$m

Contributed equity	280
Retained profits	476

756

Share loan to employees
The share loan to employees account represents the outstanding balance of the non recourse loans provided to our employees under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99).
Shares held by employee share plan trusts
The shares held by employee share plan trusts account represents the value of shares held by the Telstra Growthshare Trust (Growthshare) in Telstra Corporation Limited. The purchase of these shares has been fully funded by Telstra Corporation Limited. As at 30 June 2006 the number of shares totalled 17,931,918 (2005: 20,216,091).
Net services received under employee share plans
The net services received under employee share plans account is used to record the cumulative value of our incentive shares, options, restricted shares, performance rights and deferred shares issued under Growthshare. Contributions by Telstra Corporation Limited to Growthshare are also included in this account. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of our equity instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital (continued)
Movements in our share capital

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Share capital

Contributed equity
Opening balance		5,793	6,073	5,793	6,073
- share buy-back		—	(280)	—	(280)

Closing balance		5,793	5,793	5,793	5,793

Share loan to employees
Opening balance		(154)	(174)	(154)	(174)
- amounts repaid on share loans provided to employees		24	20	24	20

Closing balance		(130)	(154)	(130)	(154)

Shares held by employee share plan trusts
Opening balance		(113)	(117)	(113)	(117)
- additional shares purchased		(6)	—	(6)	—
- shares issued to employees under employee share plans		20	4	20	4

Closing balance		(99)	(113)	(99)	(113)

Net services received under employee share plans
Opening balance		10	4	10	4
- share based payments	7	15	10	15	10
- shares issued to employees under employee share plans		(20)	(4)	(20)	(4)

Closing balance		5	10	5	10

		5,569	5,536	5,569	5,536

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Foreign currency translation reserve	(210)	(195)	—	—
Cash flow hedging reserve	14	—	16	—
Consolidation fair value reserve	32	38	—	—
General reserve	4	4	194	194

	(160)	(153)	210	194

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements into Australian dollars.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in jointly controlled entities and associated entities. The foreign currency translation reserve applicable to jointly controlled and associated entities is shown in note 30.
Cash flow hedging reserve
The cash flow hedging reserve represents, where a hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument until such time as the hedged item affects the income statement. At this time the gains or losses are transferred to the income statement.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.
Consolidation fair value reserve
The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets.
General reserve
The general reserve represents other items we have taken directly to equity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves (continued)
Movements in our reserves

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006		2005
	Note	$m	$m	$m		$m

Reserves

Foreign currency translation reserve
Opening balance		(195)	—	—		—
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		1	(2)	—		—
- adjustment on translation of financial statements of non-Australian controlled entities		(36)	[193)	—		—
- transfer of foreign currency translation reserve on sale of jointly controlled entity		1	—	—		—
- reduction on dilution of ownership of Telstra CSL Limited	24	19	—	—		—

Closing balance		(210)	[195)	—		—

Cash flow hedging reserve
Opening balance		—	—	—		—
- adjustment to opening balance on adoption of new accounting standard (i)		79	—	82		—

Adjusted opening balance		79	—	82		—
- net hedging gains recognised directly in equity		327	—	327		—
- net hedging gains removed from equity and included in profit for the year		(420)	—	(421)		—
- income tax on cash flow hedging reserve		28	—	28		—

Closing balance		14	—	16		—

Consolidation fair value reserve
Opening balance		38	44	—		—
- transfers to retained profits	23	(6)	(6)		—		—

Closing balance		32	38	—		—

General reserve
Opening balance		4	5	194		194
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		—	5	—		—
- transfer of reserve on sale of associates		—	(6)	—		—

Closing balance		4	4	194		194

		(160)	(153)	210		194

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Retained profits and minority interests

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Retained profits

Opening balance		8,273	8,618	7,413	7,558
- adjustment to opening balance on adoption of new accounting standard (i)		(5)	—	(5)	—

Adjusted opening balance		8,268	8,618	7,408	7,558
- profit for the year		3,181	4,309	3,237	4,516
- actuarial gain/(loss) on our defined benefit plans		958	(90)	945	(85)
- income tax on our actuarial gain on our defined benefit plans		(284)	24	(284)	24
- dividends paid	4	(4,970)	(4,124)	(4,970)	(4,124)
- share buy-back	21	—	(476)	—	(476)
- transfers from consolidation fair value reserve	22	6	6	—	—
- transfer of reserve on sale of associates		—	6	—	—
- dilution gain recognised on CSL New World Mobility Group merger (ii)	24	18	—	—	—

Closing balance		7,177	8,273	6,336	7,413

Minority interest

Opening balance		2	2	—	—
- increase in minority interests due to acquisitions		244	—	—	—

Closing balance		246	2	—	—

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

(ii)	Dilution gain represents net gain recognised on the merger of the Telstra CSL Group and New World Mobility Group. Refer to note 24 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	$m	$m	$m	$m

(a) Reconciliation of profit to net cash provided by operating activities

Prof it for the year		3,181	2,362	4,309	3,237	4,516
Add/(subtract) the following transactions
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206
Finance income	6	(66)	(49)	(83)	(63)	(101)
Finance costs	7	1,002	744	963	985	943
Dividend revenue	6	—	—	—	(560)	(224)
Share based payments	7	15	11	10	15	10
Defined benefit expense	7	185	137	203	182	201
Net gain on disposal of property, plant and equipment	6	(23)	(17)	(9)	(20)	(10)
Net gain on disposal of controlled entities	6	(4)	(3)	—	—	—
Net gain on disposal of other investments	6	(58)	(43)	(79)	(59)	(85)
Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—
Impairment losses (excluding inventories, trade and other receivables)	7	137	102	29	760	519
Reversal of impairment losses (excluding trade and other receivables) .		—	—	—	(15)	(349)
Decrease in non cash receivable from related entity		—	—	—	—	(361)
Foreign exchange differences		28	21	(25)	(46)	4
Other		4	3	(52)	9	(20)
Movements in operating assets and liabilities
(net of acquisitions of controlled entity balances)
(Increase)/decrease in trade and other receivables		(140)	(104)	43	(204)	62
(Increase)/decrease in inventories		10	7	9	14	7
(Increase)/decrease in prepayments and other assets		30	22	(23)	20	(26)
Increase/(decrease) in trade and other payables		243	180	(8)	517	25
Increase/(decrease) in revenue received in advance		55	41	(13)	23	10
Increase/(decrease) in net taxes payable		(502)	(373)	32	(537)	193
Increase/(decrease) in provisions		383	285	31	396	32

Net cash provided by operating activities		8,562	6,356	8,960	8,311	8,552

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash and cash equivalents	10	689	511	1,548	474	1,368
Bank overdraft	18	—	—	(14)	—	—

		689	511	1,534	474	1,368

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,223 million (2005: $2,121 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $941 million (2005: $784 million) and GST paid relating to investing activities amounted to $159 million (2005: $243 million).
(d) Significant financing and investing activities that involve components of non cash
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $403 million at acquisition date. As at 30 June 2006, we have paid an additional $312 million (2005: $22 million) to our joint venture partner for the acquisition of these assets as the purchase price is being paid in instalments. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables. Refer to note 17 for further information.
(e) Acquisitions
CSL New World Mobility Group
We merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $44 million in cash. The share issue diluted Telstra’s ownership in the merged group to 76.4%. The effect on the Telstra Group of the merger is detailed below:

	New World Mobility Group
	2006	2006
	$m	$m
Consideration for acquisition
Fair value of Telstra CSL shares issued	577
Cash received on acquisition	(44)

Total purchase consideration	533

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Trade and other receivables	21	21
Inventories	4	4
Property, plant and equipment	174	174
Intangible assets	109	—
Other assets	14	14
Deferred tax assets	21	29
Trade and other payables	(97)	(75)

Net identifiable assets acquired	246	167
Goodwill on acquisition	287

	533

Profit from acquisition date until 30 June 2006	1

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
CSL New World Mobility Group (continued)
The net impact of the merger on the Telstra Group results at the date of merger are detailed below.

Year ended
30 June
2006
$m
Net increase in Telstra Group net assets
Inflow of cash on acquisition (net of transaction costs)	42
New World Mobility Group net identifiable assets acquired	246
Goodwill on acquisition of New World Mobility Group	287
Reduction of Telstra CSL goodwill on dilution	(308)

267
Represented by the following movements in equity
Minority interest recognised	(230)
Reduction in foreign currency translation reserve on dilution	(19)

Dilution gain recognised as a result of merger	18

The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong. Refer to note 29 for further details on the acquisition.
Other fiscal 2006 acquisitions
During fiscal 2006, we have also acquired several other entities. These entities are not individually significant and have been aggregated as ‘Other’ in the below table.

	Other
	2006	2006
	$m	$m

Consideration for acquisitions
Cash consideration for acquisitions	31
Costs of acquisitions	2

Total purchase consideration	33

Payments of deferred consideration for prior years’ acquisition	10

Outflow of cash on acquisition	43

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Trade and other receivables	5	5
Property, plant and equipment	2	2
Intangible assets - goodwill	26	26
Intangible assets - other	12	—
Provisions	(3)	(3)
Deferred tax liabilities	(4)	—
Other liabilities	—	(2)

Net assets	38	28
Adjustment to reflect minority interests acquired	(14)
Adjustment upon increase in ownership interest from associated entity to controlled	(2)
Goodwill on acquisition	11

	33

Profit from acquisition date until 30 June 2006	1

Our other acquisitions include:
•	100% of the issued share capital of the Converged Networks Group;

•	additional 25% interest in the issued share capital of Invizage Pty Ltd giving us 100% ownership of this entity;

•	additional 40% interest in the issued share capital of Enhanced Processing Technologies Inc giving us 100% ownership of this entity; and

•	additional 24.7% interest in the issued share capital of Adstream (Aust) Pty Ltd and its controlled entities giving us a controlling 58% interest.
These entities are not individually significant and have been aggregated as ‘Other’. Refer to note 29 for further details on our acquisitions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
Fiscal 2005 acquisitions
During fiscal 2005, we completed the following significant acquisitions:
•	100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group); and

•	100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group).
We also acquired several other entities during fiscal 2005. These entities were not individually significant and have been aggregated as ‘Other’ in the below table.

	KAZ Group (i)		PSINet Group (ii)		Other (iii)		Total
	$m	$m	$m	$m	$m	$m	$m	$m
Consideration for acquisitions
Cash consideration for acquisition	333		108		124		565
Deferred cash consideration	—		13		—		13
Costs of acquisition	7		3		3		13

Total purchase consideration	340		124		127		591

Cash balances acquired	(4)		(6)		(3)		(13)
Payments of deferred consideration for prior years’ acquisition	—		—		8		8
Consideration deferred	—		(13)		—		(13)

Outflow of cash on acquisition	336		105		132		573

		Carrying		Carrying		Carrying		Carrying
	Fair value	value	Fair value	value	Fair value	value	Fair value	value
Assets/(liabilities) at acquisition date
Cash and cash equivalents	4	4	6	6	2	2	12	12
Trade and other receivables	75	75	18	18	24	24	117	117
Inventories	6	6	—	—	11	11	17	17
Property, plant and equipment	22	21	47	47	6	6	75	74
Intangible assets	123	15	42	—	89	14	254	29
Other assets	3	3	5	5	5	5	13	13
Deferred tax assets	13	13	1	1	7	7	21	21
Trade and other payables	(54)	(54)	(23)	(23)	(22)	(22)	(99)	(99)
Provisions	(52)	(52)	—	—	(5)	(5)	(57)	(57)
Borrowings	(3)	(3)	(35)	(35)	(10)	(10)	(48)	(48)
Deferred tax liabilities	(33)	—	(14)	—	(17)	(1)	(64)	(1)
Current tax liabilities	3	3	—	—	(1)	(1)	2	2
Other liabilities	(5)	(5)	(18)	(18)	(13)	(13)	(36)	(36)

Net assets	102	26	29	1	76	17	207	44
Adjustment upon increase in ownership interest from associated entity to controlled entity	—		—		(1)		(1)
Goodwill on acquisition	238		95		52		385

	340		124		127		591

Profit/(loss) from acquisition date until 30 June 2005	11		8		(3)		16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
(i) The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(ii) The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(iii) During fiscal 2005, we acquired the following entities:
•	100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (now known as Telstra Business Systems);

•	100% of the issued share capital of Universal Publishers Pty Ltd;

•	100% of the issued share capital of Chief Entertainment Pty Ltd;

•	100% of the issued share capital of Sytec Resources and its controlled entities; and

•	additional 10% interest in the issued share capital of 1300 Australia Pty Ltd giving us a 60% controlling interest.
These entities are not individually significant and have been aggregated as ‘Other’ per the previous table.
Other information relating to our acquisitions
We have recognised goodwill of $324 million (2005: $385 million) on acquisition of our controlled entities. The following factors contributed to the recognition of goodwill:
•	forecast revenues and profitability of the acquired entities;

•	cost synergies expected by combining our current operations with the acquired entities; and

•	strategic benefits to the operations of the Telstra Group.
We have identified and measured any significant intangible assets separately from goodwill on acquisition of our controlled entities.
If our acquisitions during fiscal 2006 had occurred on 1 July 2005, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $23,350 million and $3,174 million respectively.
If our acquisitions during fiscal 2005 had occurred on 1 July 2004, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $22,515 million and $4,303 million respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment
Cash generating units
For the purposes of undertaking our impairment testing, we identify cash generating units (CGU’s). Our CGU’s are determined according to the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
The carrying amount of our goodwill and intangible assets with an indefinite useful life are allocated across the following CGU’s:

			Intangibles with indefinite
	Goodwill		useful lives
	As at 30 June		As at 30 June
	2006	2005	2006	2005
CGU’s	$m	$m	$m	$m

Telstra CSL Group	970	1,228	—	—
New World Mobility Group	276	—	—	—
Kaz Group	270	274	—	—
TelstraClear Group	137	152	—	—
United Kingdom Group	113	110	—	—
Sensis Group (a)	36	36	—	—
Trading Post Group	179	178	447	447
Universal Publishers	15	15	8	8
Adstream Group	30	—	—	—
Telstra Business Systems	30	26	—	—
Other	17	18	8	7

	2,073	2,037	463	462

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.
In addition to the above CGU’s, we have two further significant CGU’s that are assessed for impairment. These two CGUs are:
•	the Telstra Entity CGU, excluding the HFC network; and
•	the CGU comprising the HFC network.
The Telstra Entity CGU consists of our ubiquitous telecommunications infrastructure network in Australia, excluding the HFC network that we consider not to be integrated with the rest of our telecommunications network. Assets that form part of the ubiquitous telecommunications network are considered to be working together to generate our net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve delivery of our products and services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment (continued)
Impairment testing
Our impairment testing compares the carrying value of an individual asset or CGU with its recoverable amount as determined using a value in use calculation.
Our assumptions for determining the recoverable amount of each CGU are based on past experience and our expectations for the future. Our cash flow projections are based on five year management approved forecasts. These forecasts use management estimates to determine income, expenses, capital expenditure and cash flows for each CGU.
We have used the following key assumptions in determining the recoverable amount of our CGUs to which goodwill or indefinite life intangible assets has been allocated:

	Discount rate		Terminal value
	(b)		growth rate (c)
	As at 30 June		As at 30 lune
	2006	2005	2006	2005
	%	%	%	%

Telstra CSL Group	11.1	14.5	2.0	5.0
New World Mobility Group	12.5	—	2.0	—
Kaz Group	16.6	16.7	3.0	3.0
TelstraClear Group	18.0	18.0	3.0	3.0
United Kingdom Group	14.9	15.0	3.0	3.0
Sensis Group (a)	13.7	13.7	3.0	3.0
Trading Post Group	15.3	14.3	2.5	2.5
Universal Publishers	14.3	14.3	2.5	2.5
Adstream Group	18.6	—	2.5	—
Telstra Business Systems	15.0	17.1	2.5	2.5

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.

(b)	Discount rate represents the pre tax discount rate applied to the cash flow projections. The discount rate reflects the market determined, risk adjusted, discount rate which was adjusted for specific risks relating to the CGU and the countries in which they operate.

(c)	Terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period. These growth rates are based on our expectation of the CGU’s long term performance in their respective markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Property plant and equipment commitments
Within 1 year	665	529	634	482
Within 1-2 years	62	15	60	15
Within 2-3 years	32	—	32	—
Within 3-4 years	9	—	9	—
Within 4-5 years	6	—	6	—
After 5 years	2	—	2	—

	776	544	743	497

Commitments relating to our intangible assets
Within 1 year	159	38	124	—
Within 1-2 years	130	26	105	—
Within 2-3 years	16	—	16	—

	305	64	245	—

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	424	380	260	232
Within 1-2 years	290	260	170	154
Within 2-3 years	201	209	108	117
Within 3-4 years	139	149	60	64
Within 4-5 years	118	128	47	49
After 5 years	358	397	152	154

	1,530	1,523	797	770

In addition, in fiscal 2006 the Telstra Group had total future commitments under cancellable operating leases of $356 million (2005: $343 million). In fiscal 2006, the Telstra Entity has total future commitments under cancellable operating leases of $354 million (2005: $338 million).
Description of our operating leases
We have operating leases for the following types of assets:
•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	7 years for land and buildings;

•	2 years for motor vehicles, 4 years for light commercial vehicles and 7 to 12 years for trucks and mechanical aids; and

•	3 years for personal computers and related equipment.
The majority of our operating leases relate to land and buildings. We have several subleases with total minimum lease payments of $59 million (2005: $75 million) for the Telstra Group and $43 million (2005: $54 million) for the Telstra Entity. Our property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 5%, or increases subject to the consumer price index. We do not have any significant purchase options.
Contingent rental payments exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
A number of our operating leases are considered onerous due to our transformation project and as such, have been provided for in our financial statements. Refer to note 19 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year		13	12	7	5
Within 1-2 years		12	10	6	5
Within 2-3 years		10	10	6	5
Within 3-4 years		8	8	3	5
Within 4-5 years		5	5	1	1
After 5 years		52	54	—	—

Total minimum lease payments		100	99	23	21
Future finance charges on finance leases		(45)	(47)	(3)	(*	)

Present value of net future minimum lease payments		55	52	20	17

Recorded as current borrowings	18	7	5	5	4
Recorded as non current borrowings	18	48	47	15	13

Total finance lease liabilities	18	55	52	20	17

Description of our finance leases
We have finance leases for the following types of assets:
•	property leases in our controlled entity, Telstra (PSINet) Limited;

•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	24 years for the property leases with a remaining weighted average life of 17 years; and

•	5 years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
•	property leases interest rate of 10.5%; and

•	computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 7.6%.
In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities denominated in US dollars. We have prepaid all lease rentals due under the terms of these leases and have no additional payment obligations.
These entities lease the communications equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 27 for further information).
We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 14 for further details on communication assets and equipment that are held under finance lease.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	481	600	317	411
Within 1-2 years	236	301	118	127
Within 2-3 years	176	213	79	64
Within 3-4 years	215	160	46	40
Within 4-5 years	111	111	16	18
After 5 years	1,162	1,195	5	6

	2,381	2,580	581	666

Our other expenditure commitments include contracts for printing, engineering and operational support services, information technology services and building maintenance. In addition, other commitments also include commitments relating to our investment in FOXTEL.

Commitments relating to our investment in FOXTEL (i):
Within 1 year	144	154	—	—
Within 1-2 years	113	154	—	—
Within 2-3 years	93	128	—	—
Within 3-4 years	95	103	—	—
Within 4-5 years	92	93	—	—
After 5 years	1,140	1,189	—	—

	1,677	1,821	—	—

(i)	Our jointly controlled entity, FOXTEL, has other commitments amounting to approximately $3,354 million (2005: $3,642 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements, as well as foreign currency movements. In addition to our MSG, FOXTEL has other commitments including obligations for satellite transponder costs and digital set top box units.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2006. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2006, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims are the following litigation cases:
(a) In November 2002, Seven Network Limited and C7 Pty Limited (‘Seven’) commenced litigation against us and various other parties (‘the respondents’) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of HFC cable services (the Broadband Co-operation Agreement) and other matters.
Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around $1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order damages or for legal costs affecting Telstra, the liability arising from that order may subsequently be apportioned between the relevant respondents, with Telstra bearing only a portion of the total liability.
The matter is proceeding before the courts, with final oral submissions scheduled to commence in September 2006. In light of the progress of this case to date, Telstra considers that it is unlikely to have any material effect on our overall business or financial position.
(b) In January 2006, a shareholder commenced a representative proceeding in the Federal Court against Telstra. The statement of claim alleges that Telstra breached the Corporations Act and the Australian Stock Exchange (ASX) Listing Rules by failing to disclose:
•	that Telstra’s senior management had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure;

•	that Telstra had forecast a long term decline in PSTN revenues; and

•	that Telstra had communicated these matters to the Government.
The claim seeks orders for compensation for the class of shareholders who bought shares between the time that these matters became known to Telstra and the time at which they were disclosed to the market. The proceeding is at an early stage and is unlikely to have any material effect on our overall business or financial position. Telstra will vigorously defend the claim.
(c) In December 2005, we increased our prices for line access provided to our competitors to prices closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in respect of a “lower spend” segment of the retail market. The ACCC somehow considers that our conduct has or is likely to have the effect of substantially lessening competition across the retail market and therefore that we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect.
The ACCC has yet to commence enforcement proceedings against us but the maximum potential penalties which had accrued as at 30 June 2006 exceeded $200 million and are accruing at $3 million per day. Optus has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. Telstra will vigorously defend the Optus proceedings and any enforcement proceedings which may be brought by the ACCC.
Telstra has challenged the validity of the ACCC’s decision to issue the competition notice (and the preceding consultation notice) in the Federal Court on administrative law grounds. Amongst other things, we allege that the competition notice (and the preceding consultation notice) should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the competition notice. The ACCC argues that it does not owe us any duty of procedural fairness or natural justice when issuing competition notices.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Telstra Entity (continued)
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $347 million (2005: $329 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $311 million (2005: $282 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $150 million (2005: $69 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of jointly controlled entities under contractual agreements to a maximum amount of $69 million (2005: $126 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of the finance leases. The lease payments over the remaining expected term of the leases amount to $843 million (US$626 million) (2005: $850 million (US$650 million)). We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 26 for further details on the above finance leases.

•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. During fiscal 2004, we sold our shareholding in this entity. The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2006, this guarantee has still been provided and $142 million (2005: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2006 and fiscal 2005, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 26 for details of MSG commitments).
As we are subject to joint and several liability in relation to certain agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s MSG and other agreements are $1,531 million (2005: $1,689 million).
FOXTEL Equity Contribution Deed (ECD)
FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility. As a result, the ECD has subsequently been terminated. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Other (continued)
3GIS Partnership
During fiscal 2005, Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $154 million (2005: $132 million).
Reach working capital facility
We, together with our co-shareholder PCCW Limited (PCCW), previously bought a loan facility owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50 million working capital facility to Reach. Under the facility Reach is entitled to request from Telstra a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2006, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 29. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for defined contribution schemes, or at rates determined by the actuaries for defined benefit schemes.
The defined contribution divisions receive fixed contributions and our legal or constructive obligation is limited to these contributions.
The present value of our defined benefit obligations for our defined benefit plans are calculated by an actuary using the projected unit credit method. This method determines each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to calculate the final obligation.
Details of our plans are set out below.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super. The Commonwealth has responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members, other than associated administration fees.
The Telstra Entity and some of our Australian controlled entities participate in Telstra Super. Telstra Super has both defined benefit and defined contribution divisions. The defined benefit divisions of Telstra Super are closed to new members.
Our defined benefit divisions provide benefits based on years of service and final average salary. Post employment benefits do not include payments for medical costs.
The funding policy adopted in respect of the defined benefit divisions is directed at ensuring that benefits accruing to members and beneficiaries are fully funded as the benefits fall due. The benefits received by members of each defined benefit division take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
An actuarial investigation of this scheme is carried out at least every three years.
HK CSL Retirement Scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. This scheme was established under the Occupational Retirement Schemes Ordinance (ORSO) and is administered by an independent trustee. The scheme has three defined benefit sections and one defined contribution section.
The benefits received by members of the defined benefit schemes are based on the employees’ remuneration and length of service.
Actuarial investigations are undertaken annually for this scheme.
Other defined contribution schemes
A number of our subsidiaries also participate in defined contribution schemes which receive employer and employee contributions based on a percentage of the employees salaries. Telstra Group made contribution to these schemes of $32 million for fiscal 2006.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
We use the following measurement dates for our defined benefit plans:

Measurement
date

Telstra Super	30 June
HK CSL Retirement Scheme	31 May
The fair value of the defined benefit plan assets and the present value of the defined benefit obligations as at the reporting date is determined by our actuary. The details of the defined benefit divisions are set out below:
(a) Net defined benefit plan asset
Our net defined benefit plan asset recognised in the balance sheet is determined as follows:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets	4,553	4,518	4,459	4,439
Present value of the defined benefit obligation	3,675	4,308	3,605	4,234

Net defined benefit asset before adjustment for contributions tax	878	210	853	205
Adjustment for contributions tax	151	37	151	37

Net defined benefit asset in the balance sheet at 30 June (i)	1,029	247	1,004	242

Experience adjustments:
Aggregate actuarial gain included in defined benefit plan assets	480	155	474	152
Aggregate actuarial gain/(loss) included in the defined benefit obligation	340	(233)	329	(225)

Net actuarial gain/(loss)	820	(78)	803	(73)

(i)	At 30 June the fair value of defined benefit plan assets exceeds the present value of defined benefit obligations resulting in a net surplus. We recognise the net surplus as an asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions, or as a cash refund. The asset recognised does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(b) Amounts recognised in the income statement and in equity

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

The components of defined benefit plan expense recognised in the income statement are as follows:
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Expected return on plan assets	(322)	(317)	(316)	(312)
Member contributions	(40)	(20)	(39)	(20)
Curtailment gain	(17)	—	(17)	—
Plan expenses after tax	15	16	15	16
Notional transfer of funds for defined contribution benefits	89	75	89	75
Adjustment for contributions tax	28	30	28	30

	185	203	182	201

The movements in our defined benefit plan asset recognised directly in equity in the statement of recognised income and expense are as follows:
Actuarial (gains)/losses on our defined benefit plans	(820)	78	(803)	73
Adjustment to contributions tax	(142)	12	(142)	12

	(962)	90	(945)	85

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(c) Plan assets
Our weighted average asset allocation by major asset category as a percentage of the fair value of total plan assets as at 30 June are as follows:

	Telstra Super				HK CSL Retirement Scheme
	As at 30 June				As at 30 June
	2006		2005		2006		2005
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	%	%	%	%	%	%	%	%

Asset allocations
Equity instruments	68	69	67	62	60	61	60	64
Debt instruments	12	10	10	14	35	32	35	30
Property	15	16	18	13	—	—	—	—
Cash	5	5	5	11	5	7	5	6

	100	100	100	100	100	100	100	100

Our defined benefit plan’s investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and International investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market inefficiencies.
Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the financial viability of the funds by ensuring plan assets exceed benefit obligations.
Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(d) Reconciliation of change in fair value of plan assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets at beginning of year	4,518	4,294	4,439	4,224
Expected return on plan assets	322	317	316	312
Employer contributions	3	3	—	—
Member contributions	46	24	46	24
Notional transfer of funds for defined contribution benefits	(89)	(75)	(89)	(75)
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial gains	480	155	474	152
Plan expenses after tax	(15)	(16)	(15)	(16)
Foreign currency exchange rate changes	3	1	—	—

Fair value of defined benefit plan assets at end of year	4,553	4,518	4,459	4,439

Our actual return on defined benefit plan assets was 16.2% (2005: 12.5%) for Telstra Super and 12.5% (2005: 6.8%) for HK CSL Retirement Scheme.
(e) Reconciliation of change in present value of wholly funded defined benefit obligation

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Present value of defined benefit obligation at beginning of year	4,308	3,837	4,234	3,775
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Member contributions	7	4	7	4
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial (gains)/losses	(340)	233	(329)	225
Curtailment gain	(17)	—	(17)	—

Present value of wholly funded defined benefit obligation at end of year	3,675	4,308	3,605	4,234

(i)	Benefits paid includes $640 million (2005: $116 million) of entitlements (to exiting defined benefit members) which have been retained in Telstra Super but transferred to the defined contribution scheme.
The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2012 -
	2007	2008	2009	2010	2011	2016
	$m	$m	$m	$m	$m	$m

Expected benefit payments	197	204	215	237	257	1,712

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(f) Principal actuarial assumptions
We used the following major assumptions to determine our defined benefit plan expense for the year ended 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	4.7	5.1	3.7	3.8
Expected rate of return on plan assets (ii)	7.5	7.5	6.8	6.8
Expected rate of increase in future salaries	4.0	4.0	2.5	2.5
We used the following major assumptions to determine our defined benefit obligations at 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	5.1	4.7	5.0	3.8
Expected rate of increase in future salaries (ii)	3.0	4.0	4.0	4.0

(i)	The present value of our defined benefit obligations is determined by discounting the estimated future cash outflows using a discount rate based on government guaranteed securities with similar due dates to these expected cash flows.

For Telstra Super we have used the 10-year Australian government bond rate as it has the closest term that one could get from the Australian bond market to match the term of the defined benefit obligations. We have not made any adjustment to reflect the difference between the term of the bonds and the estimated term of liabilities due to the observation that the current government bond yield curve is reasonably flat implying that the yields from government bonds with a term less than 10 years are expected to be very similar to the extrapolated bond yields with a term of 12 to 13 years.

Based on industry practice in Australia, we have adjusted the discount rate for Telstra Super to take into account future investment tax of the fund which is considered part of the ultimate cost to settle the obligation.

Similarly, for the HK CSL Retirement Scheme we have used the 10 year Hong Kong exchange fund yields as it has the closest term that one could get from the Hong Kong market to match the term of the defined benefit obligations.

The discount rate used in calculating the defined benefit obligation at 30 June 2006 was 5.1% p.a. after the adjustment to take into account future investment tax. Holding all other assumptions constant, the effect of a one percentage point decline in the discount rate assumption would be an increase in the 2007 defined benefit plan expense of approximately $69 million and an increase in the defined benefit obligation at 30 June 2006 of approximately $334 million.

(ii)	The expected rate of return on assets has been based on historical and future expectations of returns for each of the major categories of asset classes over the subsequent 10 year period, or longer. Estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength. To determine the aggregate return, the expected future return of each asset class is weighted according to the strategic asset allocation of total plan assets.

Our assumption for the expected long-term rate of return on assets is 7% for 2007. As a sensitivity measure, holding all other assumptions constant, the effect of a one percentage point decline in the return on assets assumption would be an increase in our fiscal 2007 defined benefit plan expense of approximately $44 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(g) Employer contributions
Telstra Super
In accordance with our funding deed with the trustee of Telstra Super, we are required to make future employer payments to Telstra Super in relation to the defined benefit plan as may be required. Our contributions to Telstra Super will recommence when the vested benefits index (VBI) — the ratio of defined benefit plan assets to defined benefit members’ vested benefits — falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions is 115% as at 30 June 2006 (30 June 2005: 111%).
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to the Telstra Super defined benefit divisions for the financial year ended 30 June 2006 and 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday is however dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
Telstra Entity’s contribution to the defined contribution divisions of Telstra Super were insignificant for fiscal 2006 and fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2007.
HK CSL Retirement Scheme
The contributions payable to the defined benefit divisions are determined by the actuary using the attained age normal funding actuarial valuation method.
Employer contributions made to the HK CSL Retirement Scheme for the financial year ended 30 June 2006 were $3 million (2005: $3 million). We expect to contribute $3 million (2005: $3 million) to our HK CSL Retirement Scheme in fiscal 2007.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(h) Net financial position of plan
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (i)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (ii)	4,459	4,439	3,079	3,281	1,380	1,158	3,853	3,995
HK CSL Retirement Scheme (iii)	94	79	74	74	20	5	68	63

	4,553	4,518	3,153	3,355	1,400	1,163	3,921	4,058

(i)	In accordance with AAS 25: “Financial Reporting by Superannuation Plans” the plan’s net surplus is determined as the difference between the present value of the accrued benefits and the net market value of plan assets.

(ii)	Amounts for Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.

(iii)	Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 11 years for Telstra Super (2005: 12 years) and 14.5 years for the HK CSL Retirement Scheme (2005: 14.7 years).
The net surplus under AAS 25 of $1,400 million (30 June 2005: $1,163 million) differs from the net defined benefit asset of $1,029 million (30 June 2005: $247 million) recognised in the balance sheet due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119: “Employee Benefits”. Both standards require present value discounting of future benefits, however AAS 25 requires the use of a discount rate equal to an expected asset return whereas AASB 119 requires an after-tax bond yield.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia. Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (a)	Australia	—	—	—	—
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (d)	Australia	—	—	—	—
Telstra Finance Limited (a)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Limited * (a)	Australia	7	7	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Limited *	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Media Pty Limited *	Australia	393	380	100.0	100.0
Telstra Multimedia Pty Limited (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	2	84	100.0	100.0
Telstra New Wave Pty Ltd * (a)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd *	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd *	Australia	8	8	100.0	100.0
Chief Entertainment Pty Ltd *	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra 3G Spectrum Holdings Pty Ltd *	Australia	302	302	100.0	100.0
1300 Australia Pty Ltd *	Australia	5	5	60.0	60.0
Telstra OnAir Holdings Pty Ltd *	Australia	478	302	100.0	100.0
Converged Networks Pty Ltd * (h)	Australia	1	—	100.0	—
Telstra Payment Solutions Pty Limited (formerly Keycorp Solutions Limited) * (c) (h)	Australia	56	—	100.0	—
ESA Holding Pty Ltd * (j)	Australia	—	16	100.0	100.0
Telstra Business Systems Pty Ltd *	Australia	69	—	100.0	100.0
Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (f) (g)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Limited (a)	Australia	30	30	100.0	100.0
• Telstra Enterprise Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0
Communications Network Holdings Pty Ltd * (h)	Australia	4	—	100.0	—
• Advanced Digital Communications (WA) Pty Ltd * (h)	Australia	—	—	100.0	—
• Western Communications Solutions Pty Ltd * (h)	Australia	—	—	100.0	—
Adstream (Aust) Pty Ltd (i)	Australia	23	—	58.0	—
• Adstream Ltd (g) (i)	New Zealand	—	—	100.0	—
• Quickcut (Aust) Pty Ltd (i)	Australia	—	—	100.0	—
     (continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Telstra Holdings Pty Ltd (a)	Australia	7,176	7,176	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (e) (g)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (g)	Bermuda	—	—	100.0	100.0
• CSL New World Mobility Limited (formerly Telstra CSL Limited) (c) (g) (h)	Bermuda	—	—	76.4	100.0
• Bestclass Holdings Ltd (g)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (g)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (g)	Hong Kong	—	—	100.0	100.0
• CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• New World PCS Holdings Limited (g) (h)	Cayman Islands	—	—	100.0	—
• New World 3G Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World PCS Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World Mobility Limited (g) (h)	Hong Kong	—	—	100.0	—
• Telstra Holdings (Bermuda) No 1 Limited (g)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (g)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (g)	Hong Kong	—	—	100.0	100.0
• Telstra Japan Retail K.K. (g)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (g)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (g)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (g)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (CTE) Limited (g)	United Kingdom	—	—	100.0	100.0
• Cable Telecommunication Ltd (g)	United Kingdom	—	—	100.0	100.0
• PSINet Datacentre UK Ltd (g)	United Kingdom	—	—	100.0	100.0
• Inteligen Communications Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra Jersey Limited (g)	Jersey	—	—	100.0	100.0
• PSINet Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Cordoba Holdings Ltd (g)	Jersey	—	—	100.0	100.0
• London Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Telstra Inc. (g)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (g)	India	—	—	100.0	100.0
• Telstra Limited (g)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (g)	New Zealand	—	—	100.0	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
• Sytec Resources Ltd (g)	New Zealand	—	—	100.0	100.0
• Sytec Resources (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• DMZ Global Limited (g)	New Zealand	—	—	100.0	100.0
• DMZ Global (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• CLEAR Communications Limited (g)	New Zealand	—	—	100.0	100.0
Network Design and Construction Limited (a)	Australia	20	177	100.0	100.0
• NDC Global Holdings Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (g)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (g)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Holdings (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	51.0
• NDC Global Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	2.0	2.0
Telstra Services Solutions Holdings Limited (a)	Australia	911	911	100.0	100.0
• Telstra CB.net Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Limited (a)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• DBA Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (d)	Australia	—	—	—	100.0
• KAZ Group Pty Limited (a) (i)	Australia	—	—	100.0	100.0
• KAZ Computer Services (SEA) Pte Limited (d) (g)	Singapore	—	—	100.0	100.0
• KAZ Computer Services (HK) Ltd (g)	Hong Kong	—	—	75.0	75.0
• Enhanced Processing Technologies Inc (g) (i)	United States	—	—	100.0	—
• Australian Administration Services Pty Ltd	Australia	—	—	100.0	100.0
• AAS Superannuation Services Pty Limited	Australia	—	—	100.0	100.0
• KAZ Business Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Business Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• KAZ Software Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Atune Financial Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• KAZ Technology Services Pty Ltd	Australia	—	—	100.0	100.0
• IOCORE Asia Pacific Pty Ltd *	Australia	—	—	100.0	100.0
• Techsouth Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Technology Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• Fundi Software Pty Ltd * (j)	Australia	—	—	—	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Sensis Pty Ltd (a) (j)	Australia	851	851	100.0	100.0
• Platefood Limited (h) (g)	United Kingdom	—	—	61.0	—
• Just Listed Pty Limited * (a) (j)	Australia	—	—	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	0.0	33.0
• Trading Post (Australia) Holdings Pty Ltd (a) (j)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	100.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Limited * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Limited (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Limited *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Limited (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Limited *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Limited *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd * (i)	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (i)	Australia	—	—	100.0	75.0
• PC S.O.SPty Ltd *	Australia	—	—	100.0	100.0
• Universal Publishers Pty Limited (a)	Australia	—	—	100.0	100.0
• Sensis (Victoria) Pty Ltd * (h)	Australia	—	—	100.0	—

Total investment in consolidated entities		13,062	12,975

#	The amounts recorded are before any provision for reduction in value.

*	These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(a) ASIC deed of cross guarantee
On 31 May 2006 and 28 June 2006, the Telstra Entity and certain of its controlled entities entered into two revocation deeds, the combined effect of which is to revoke the deed of cross guarantee dated 4 June 1996 (1996 Deed) in its entirety. In accordance with the terms of the 1996 Deed, revocation of the deed does not take effect until the date which is 6 months after lodgement of the relevant revocation deed with the Australian Securities and Investment Commission (ASIC).
A new deed of cross guarantee was entered into on 28 June 2006 (New Deed), pursuant to an ASIC Order dated 22 June 2006 (ASIC Order). The New Deed was entered into between the parties to the revocation deed dated 28 June 2006 and a number of additional controlled entities of the Telstra Entity. The New Deed took effect immediately upon lodgement with ASIC on 30 June 2006.
The following companies have entered into the 1996 Deed and/or the New Deed:
•	Telstra Corporation Limited (i) (ii);

•	Telstra Corporate Services Pty Limited (i) (ii);

•	Telstra Multimedia Pty Limited (i) (ii);

•	Telstra International Limited (i) (ii);

•	Telstra Communications Limited (i) (ii);

•	Telstra Media Holdings Pty Limited (i);

•	Telstra Enterprise Services Pty Limited (i);

•	Telstra Pay TV Pty Ltd (i);

•	Telstra Holdings Pty Ltd (i) (ii);

•	Network Design and Construction Limited (i) (ii);

•	NDC Global Holdings Pty Limited (i) (ii);

•	NDC Global Services Pty Limited (i) (ii);

•	Telstra Services Solutions Holdings Limited (i) (ii);

•	Telstra eBusiness Services Pty Limited (i) (ii);

•	Australasian Insurance Systems Pty Ltd (i);

•	TRC Computer Systems Pty Ltd (i);

•	DBA Ltd (i);

•	Brokerlink Pty Ltd (i);

•	DBA Computer Systems Pty Ltd (i);

•	KAZ Group Limited (ii);

•	KAZ Business Services Pty Ltd (ii);

•	KAZ Software Solutions Pty Ltd (ii);

•	Atune Financial Services Pty Ltd (ii);

•	Sensis Pty Ltd (i) (ii);

•	Trading Post (Australia) Holdings Pty Ltd (i) (ii);

•	Trading Post Group Pty Limited (i) (ii);

•	The Melbourne Trading Post Pty Ltd (i) (ii);

•	The National Trading Post Pty Ltd (i) (ii);

•	Collectormania Australia Pty Ltd (i) (ii);

•	Australian Retirement Publications Pty Limited (i);

•	The Personal Trading Post Pty Limited (i) (ii);

•	Auto Trader Australia Pty Ltd (i) (ii);

•	WA Auto Trader Pty Ltd (i) (ii);

•	Just Listed Pty Limited (i) (ii);

•	Trading Post (TCA) Pty Ltd (i) (ii);

•	Trading Post Australia Pty Limited (i) (ii); and

•	Universal Publishers Pty Limited (ii).

(i)	Companies which form the 1996 Deed

(ii)	Companies which form the New Deed
Telstra Finance Limited is trustee under both the 1996 Deed and the New Deed, however is not a group entity under either deed.
In respect of both the 1996 Deed and the New Deed, the relevant group entities under the deed:
•	form a closed group and extended closed group as defined in the ASIC Class Order 98/1418 (Class Order) and the ASIC Order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other parties to the deed in the event of their winding up.
The following companies ceased to be party to the 1996 Deed due to a revocation deed as at 11 September 2005:
•	Telstra New Wave Pty Ltd;
•	Telstra CB.net Limited;
•	Telstra CB.Com Limited; and
•	Telstra CB.fs Limited.
(b) ASIC deed of cross guarantee financial information
The consolidated assets and liabilities of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)

Closed group balance sheet	New Deed	1996 Deed
	As at 30
	June	As at 30 June
	2006	2006	2005
	$m	$m	$m

Current assets
Cash and cash equivalents	479	501	1,421
Trade and other receivables	3,377	3,533	3,553
Inventories	182	175	191
Derivative financial assets	22	22	4
Prepayments	190	202	217

Total current assets	4,250	4,433	5,386

Non current assets
Trade and other receivables	876	870	884
Inventories	19	19	15
Investments — accounted for using the equity method	22	21	46
Investments — other	3,348	3,421	3,244
Property, plant and equipment	21,792	21,785	21,190
Intangibles	3,491	3,389	3,655
Derivative financial assets	392	392	—
Defined benefit assets	1,004	1,004	241

Total non current assets	30,944	30,901	29,275

Total assets	35,194	35,334	34,661

Current liabilities
Trade and other payables	2,991	2,973	2,041
Borrowings	2,531	2,323	2,159
Current tax liabilities	400	400	518
Provisions	708	697	378
Derivative financial liabilities	13	13	11
Revenue received in advance	1,089	1,089	1,090

Total current liabilities	7,732	7,495	6,197

Non current liabilities
Trade and other payables	65	65	62
Borrowings	11,376	11,376	10,907
Deferred tax liabilities	1,582	1,589	1,664
Provisions	951	945	855
Derivative financial liabilities	768	768	864
Revenue received in advance	401	400	387

Total non current liabilities	15,143	15,143	14,739

Total liabilities	22,875	22,638	20,936

Net assets	12,319	12,696	13,725

Equity
Share capital	5,569	5,569	5,536
Reserves	18	18	12
Retained profits	6,732	7,109	8,177

Equity available to the closed group	12,319	12,696	13,725

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)
The consolidated profit for the year of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group income statement and retained profits reconciliation		New Deed	1996 Deed
		Year ended
		30 June	Year ended 30 June
		2006	2006	2005
	Note	$m	$m	$m

Income
Revenue (excluding finance income)		20,323	20,594	20,173
Other income		304	318	254

		20,627	20,912	20,427

Expenses
Labour		3,843	3,796	3,387
Goods and services purchased		3,372	3,652	3,266
Other expenses		4,317	4,349	3,648

		11,532	11,797	10,301

Share of net (gain)/loss from jointly controlled and associated entities		(10)	(12)	(13)

		11,522	11,785	10,288

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,105	9,127	10,139
Depreciation and amortisation		3,721	3,717	3,228

Earnings before interest and income tax expense (EBIT)		5,384	5,410	6,911

Finance income		120	120	156
Finance costs		978	975	936

Net finance costs		858	855	780

Profit before income tax expense		4,526	4,555	6,131

Income tax expense		1,380	1,378	1,766

Profit for the year available to the closed group		3,146	3,177	4,365

Retained profits at the beginning of the financial year available to the closed group		7,894	8,177	8,467
Actuarial gain/(loss) on our defined benefit plans (net of tax effect)		661	661	(61)
Share buy-back	21	—	—	(476)
Transfer out of closed group		—	64	—
Transfers to retained profits		—	—	6

Total available for distribution		11,701	12,079	12,301
Dividends paid		4,969	4,970	4,124

Retained profits at the end of the financial year available to the closed group		6,732	7,109	8,177

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(c) Change of company names
•	Keycorp Solutions Limited changed its name to Telstra Payment Solutions Limited on 2 September 2005.

Furthermore, the status of this controlled entity changed from a public to a private company on 18 May 2006 to be named Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, Telstra CSL Limited changed its name to CSL New World Mobility Limited.
(d) Liquidations
As at 30 June 2006, the following controlled entities were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	PT NDC Indonesia;

•	Qantas Telstra Card Trust;

•	Telstra Visa Business Card Trust;

•	Telstra Visa Card Trust; and

•	KAZ Computer Services (SEA) Pte Limited.
The following companies were liquidated or deregistered during fiscal 2006:
•	NDC Global Services (Thailand) Limited;
•	NDC Global Holdings (Thailand) Limited;
•	Telecommunications Equipment Finance Pty Ltd;
•	Telstra OnAir Infrastructure Holdings Pty Ltd; and
•	Unilink Group Pty Ltd.
(e) Controlled entities with different balance dates
The following companies have balance dates that differ from our balance date of 30 June for fiscal 2006:
•	Telecom Australia (Saudi) Company Limited — 31 December;
•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and
•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
(f) Controlled entities in which our equity ownership is less than or equal to 50%
We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
(g) Controlled entities not individually audited by the Australian National Audit Office
Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(h) New incorporations and investments
•	On 11 August 2005, we established a new entity named Platefood Limited to facilitate a new investment for nominal consideration.

•	On 25 August 2005, we established a new entity named Sensis (Victoria) Pty Ltd to facilitate a new investment for nominal consideration.

•	On 1 July 2005, we acquired 100% of the issued capital of Keycorp Solutions Limited for a total consideration of $56 million including acquisition costs. Subsequent to acquisition, the entity was renamed to Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, we acquired 100% of the issued capital of the Converged Networks Group for a total consideration of $5 million including acquisition costs. Converged Networks Group included the following controlled entities:
•	Converged Networks Pty Ltd;

•	Communications Network Holdings Pty Ltd;
•	Advanced Digital Communications (WA) Pty Ltd; and

•	Western Communications Solutions Pty Ltd.
Converged Networks Group is a provider of voice and data networks which operates primarily in Western Australia.
•	On 31 March 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.

Under the merger agreement, Telstra CSL Limited issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds (net of acquisition costs). The fair value of the Telstra CSL Limited shares issued amounted to $577 million and diluted our ownership in the merged group to 76.4%. Our merger with the New World Mobility Group included the acquisition of the following controlled entities:
•	New World PCS Holdings Limited;

•	New World 3G Limited;

•	New World PCS Limited; and
•	New World Mobility Limited.
The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong.
(i) Other acquisitions
•	On 1 July 2005, our controlled entity Sensis Holdings Pty Ltd acquired a further 25% of the issued share capital of Invizage Pty Ltd for a total cash consideration of $5 million including acquisition costs.

Invizage Pty Ltd is a provider of information technology services for small and medium Australian organisations.

•	On 22 December 2005, our controlled entity Kaz Group Pty Limited acquired a further 40% of the issued share capital of Enhanced Processing Technologies Inc for nominal consideration, giving us ownership of the entity. Prior to this date, Enhanced Processing Technologies was classified as a jointly controlled entity.

Enhanced Processing Technologies Inc is a provider of cheque processing technology and services which operates primarily in the United States.

•	On 1 February 2006, we acquired a further 24.7% of the issued capital of Adstream (Aust) Pty Ltd and its controlled entities (Adstream Group) for a total consideration of $21 million including acquisition costs, giving us a controlling interest of 58%. Prior to this date, Adstream (Aust) Pty Ltd was classified as a jointly controlled entity. Our acquisition of the Adstream Group included the following controlled entities:
•	Adstream Ltd; and

•	Quickcut (Aust) Pty Ltd.
The Adstream Group is a provider of on-line services to advertisers that streamlines client approval and distribution of electronic advertising to media outlets.
(j) Sales and disposals
•	On 31 August 2005, Trading Post Group Pty Limited (TPG) sold its investment in Just Listed Pty Ltd to Sensis Pty Ltd (Sensis).

In addition, Sensis sold its 33% interest in TPG to Trading Post (Australia) Holdings Pty Ltd on 31 August 2005.

These controlled entities are all within the Telstra Group.

•	On 1 May 2006, our controlled entity KAZ Group Pty Limited divested its interest in Fundi Software Pty Ltd in a management buy-out for a total consideration of $4 million.

•	On 26 June 2006, ESA Holding Pty Ltd sold its investment in Telstra Business Systems Pty Ltd to the Telstra Entity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities
Our investments in jointly controlled and associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
Name of Entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2006	2005	2006	2005	2006	2005
		%	%	$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships (h) (i)	Pay television	50.0	50.0	—	—	—	—
Customer Services Pty Limited (h)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Limited	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (a) (h)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (e) (h)	International connectivity services	50.0	50.0	—	—	—	—
Xantic B.V. (incorporated in The Netherlands) (b)	Global satellite communications	—	35.0	—	32	—	30
TNAS Limited (incorporated in New Zealand) (e) (h)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
Money Solutions Pty Ltd (h)	Financial advice and education services	50.0	50.0	—	—	—	—
HelpYouPay Systems Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
HelpYouPay Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
Enhanced Processing Technologies Pty Ltd (a)	Business process outsourcing	60.0	60.0	1	—	—	—
Enhanced Processing Technologies Inc (incorporated in United States) (c)	Software sales	—	60.0	—	—	—	—
Adstream (Aust) Pty Ltd (c)	Digital advertising and asset management	—	33.3	—	3	—	3
3GIS Pty Ltd (e)	Management services	50.0	50.0	—	—	—	—
3GIS Partnership (e)	3G network services	50.0	50.0	—	—	—	—
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5	1	1	—	—
m.Net Corporation Limited (d)	Mobile phone content provider	26.4	39.5	—	—	—	—

				2	36	—	33

Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (d) (e) (h)	Network cable provider	46.9	39.9	—	—	—	—
Telstra Super Pty Ltd (a) (h)	Superannuation trustee	100.0	100.0	—	—	—	—
Keycorp Limited (d)	Electronic transactions solutions	47.6	47.8	18	8	18	8
Telstra Foundation Ltd (a)	Charitable trustee organisation	100.0	100.0	—	—	—	—
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0	3	4	—	—

				21	12	18	8

Unless noted at (e), all investments have a balance date of 30 June and are incorporated in Australia. Our voting power is the same as our ownership interest unless otherwise noted.

(i)	This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(*)	The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any accumulated impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(a) Associated entities and jointly controlled entities in which we own more than 50% equity
•	We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a jointly controlled entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.

•	We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.

•	We own 100% of the equity of Telstra Foundation Ltd (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra Kids Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.

•	We own 60% of the equity of Enhanced Processing Technologies Pty Ltd. This entity is subject to joint control based on the shareholders’ agreement, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entity. As a result, it has been classified as a jointly controlled entity.
(b) Sale of investments
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Systems Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 16 February 2006, we completed the sale of our 35% shareholding in Xantic B.V. for $89 million (US$67 million). During fiscal 2006, we received $18 million (US$13 million) as a result of a capital return by Xantic B.V.
(c) Investments no longer equity accounted
•	On 22 December 2005, we acquired the remaining 40% shareholding in Enhanced Processing Technologies Inc giving us ownership of the entity. Prior to this date Enhanced Processing Technologies Inc was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
•	On 1 February 2006, we acquired an additional 24.7% shareholding in Adstream (Aust) Pty Ltd giving us a controlling interest. Prior to this date Adstream (Aust) Pty Ltd was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
(d) Other changes in jointly controlled and associated entities
•	On 1 July 2005, we acquired an intangible asset from our associated entity Keycorp Limited (Keycorp) for $55 million. We reduced the value of the intangible asset recognised and increased our investment in Keycorp to the extent to which this transaction is unrealised outside the Telstra Group. This resulted in a $26 million increase in the carrying value of our investment. Under the terms of the transaction Keycorp also returned capital to its shareholders, our share amounting to $16 million. Refer to (g) for details on our movements in the consolidated equity amount of our associated entities.

In addition, our investment in Keycorp decreased from 47.8% to 47.6% on 29 August 2005. The decrease was due to a dilution in our shareholding.
•	On 10 August 2005, our investment in m.Net Corporation Limited decreased from 39.5% to 26.4%. The decrease was due to a dilution in our shareholding.

•	On 16 November 2005, our investment in Australia-Japan Cable Holdings Limited increased from 39.9% to 46.9%. The increase was due to another investor forfeiting their interest in the investment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(e) Jointly controlled and associated entities with different balance dates
The following jointly controlled and associated entities have different balance dates to our balance date of 30 June for fiscal 2006:
•	Reach Ltd — 31 December;

•	TNAS Limited — 31 March;

•	3GIS Pty Ltd — 31 December;

•	3GIS Partnership — 31 December; and

•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in jointly controlled and associated entities with different balance dates is the same at that balance date as 30 June unless otherwise noted.
(f) Share of jointly controlled and associated entities’ net (profits)/ losses

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net (profit)/loss from jointly controlled and associated entities has been contributed by the following entities:
Jointly controlled entities
- FOXTEL Partnerships	5	5
- Stellar Call Centres Pty Ltd.	—	(3)
- Xantic B.V.	(12)	(5)

	(7)	(3)

Associated entities
- Keycorp Limited	1	(5)
- LinkMe Pty Ltd.	1	—

	2	(5)

	(5)	(8)

Net (profit)/loss from jointly controlled entities has been adjusted by the following:
Jointly controlled entities
- Reach Ltd (i)	—	102

	(5)	94

(i)	In fiscal 2005, previously unrecognised equity accounted losses in Reach Ltd (Reach) were recognised due to our commitment to fund 50% of Reach’s committed capital expenditure, which was accounted for as an investment in Reach. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities
The movements in the consolidated equity accounted amount of our jointly controlled and associated entities are summarised as follows:

		Jointly controlled
		entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Carrying amount of investments at beginning of year		36	40	12	—
Additional investments made during the year		5	14	—	3

		41	54	12	3
Share of profits/(losses) before income tax expense		6	2	(3)	12
Share of income tax expense		—	(1)	1	(7)

Share of profits/(losses) for the year after income tax expense		6	1	(2)	5
Amortisation of unrealised inter-entity profits after income tax		1	2	—	—

Share of profits/(losses) for the year		7	3	(2)	5
Dividends and distributions received		—	(1)	—	(1)
Share of reserves		—	—	—	5
Share of foreign currency translation reserve and movements due to exchange rate translations		1	(2)	—	—
Sale, transfers and reductions of investments during the year		(47)	(16)	(15)	—
Other		—	—	26	—

Carrying amount of investments before reduction to recoverable amount		2	38	21	12
Impairment losses recognised in the income statement during the year		—	(2)	—	—

Carrying amount of investments at end of year	13	2	36	21	12

Our share of contingent liabilities of jointly controlled and associated entities — we are not directly liable for these		—	—	6	—

Our share of capital commitments contracted for by our jointly controlled and associated entities — we are not directly liable for these (i)		11	9	—	—

Our share of other expenditure commitments contracted for by our jointly controlled and associated entities (other than the supply of inventories) — we are not directly liable for these (i)		40	52	2	4

(i)	The commitments and guarantees of our jointly controlled entities for which we are directly liable are included within note 26 and note 27 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities (continued)
Summarised presentation of all of our jointly controlled and associated entities’ assets, liabilities, revenue and expense items (including jointly controlled and associated entities where equity accounting has been suspended):

	Jointly controlled
	entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current assets	556	695	73	131
Non current assets	811	909	346	354

Total assets	1,367	1,604	419	485

Current liabilities	950	1,521	58	88
Non current liabilities	927	579	536	502

Total liabilities	1,877	2,100	594	590

Net assets	(510)	(496)	(175)	(105)

Total income	2,152	2,335	150	174
Total expenses	2,067	2,140	180	211

Profit/(loss) before income tax expense	85	195	(30)	(37)
Income tax expense	3	8	4	6

Profit/(loss) for the year	82	187	(34)	(43)

Summarised presentation of our share of all our jointly controlled and associated entities revenue and expense items (including jointly controlled entities where equity accounting has been suspended):

Total income	1,369	1,377	71	81
Total expenses	1,326	1,280	85	96

Profit/(loss) before income tax expense	43	97	(14)	(15)
Income tax expense	2	5	2	3

Profit/(loss) for the year	41	92	(16)	(18)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(h) Suspension of equity accounting
Our unrecognised share of (profits)/losses for the period and cumulatively, for our entities where equity accounting has ceased and the investment is recorded at zero due to losses made by these entities and/or reductions in the equity accounted carrying amount, is shown below:

		Telstra Group
	Year ended 30 June
	Period	Cumulative	Period	Cumulative
	2006	2006	2005	2005
	$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships	(1)	117	80	118
Reach Ltd	(34)	575	(206)	609

Associated entities
Australia-Japan Cable Holdings Limited	36	143	14	107

	1	835	(112)	834

Equity accounting has also been suspended for the following jointly controlled and associated entities:
•	Customer Services Pty Limited;

•	FOXTEL Cable Television Pty Ltd;

•	TNAS Limited;

•	Money Solutions Pty Ltd; and

•	Telstra Super Pty Ltd.
There are no significant unrecognised profits/losses in these entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans
The Company has a number of employee share plans that are available for directors, executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings, movements in holdings, and other relevant information is disclosed below:
(a) TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered eligible employees the opportunity to buy ordinary shares of Telstra. These share plans were:
•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).
Participating employees are entitled to receive dividends and voting rights in the shares. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.
Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees.
While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceased. This restriction period has now been fulfilled under each plan.
If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).
If the employee does not repay the loan when required, the trustee can sell the shares. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2006	2005

Market price of Telstra shares	$3.68 per share	$5.06 per share
Employee share loan balance	$ 130 million	$ 154 million

TESOP99

Remaining number of loan shares	14,387,400	14,535,900

TESOP97

Remaining number of loan shares	32,573,300	36,674,100
Remaining number of extra shares	8,143,325	9,168,525
The fair value of these shares as at 30 June 2006 based on the market value of Telstra shares at balance date amounts to $203 million (2005: $306 million).
The Telstra ESOP Trustee continues to hold the loan shares where the employee has ceased employment and elected not to repay the loan, until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2006, there were 6,418,300 shares held for this purpose (2005: 5,603,100).
The movements in the number of instruments are as follows:

	TESOP97	TESOP99
	number	number

Equity instruments outstanding as at 30 June 2004	48,327,000	14,622,000
Exercised	(2,484,375)	(86,100)

Equity instruments outstanding as at 30 June 2005	45,842,625	14,535,900
Exercised	(5,126,000)	(148,500)

Equity instruments outstanding as at 30 June 2006	40,716,625	14,387,400

The weighted average loan still to be repaid for the TESOP97 equity instrument is $1.04 (2005: $1.33), and TESOP99 equity instrument is $6.13 (2005: $6.42).
The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $3.95 for TESOP 99 (2005: $4.77) and $3.96 for TESOP 97 (2005: $4.77) based on the closing market price on those dates. The total proceeds received on exercise of TESOP99 was $5 million (2005: $4 million) and TESOP97 was $19 million (2005: $15 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	sign-on bonus shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
In addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	directshares; and

•	ownshares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra. Funding is provided to the Telstra Growthshare Trust to purchase Telstra shares on the market to underpin the equity instruments issued.
In fiscal 2006, we recorded an expense of $15 million for our share based payments (2005: $10 million). As at 30 June 2006, we had a total expense yet to be recognised of $25 million (2005: $17 million), which is expected to be recognised over a weighted average of 2 years (2005: 2 years).
Our election not to apply AASB 2: “Share based payment” (AASB 2) to equity instruments granted prior to 7 November 2002, as permitted under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), has reduced the expense we have recorded, as well as the total expense we are yet to recognise. Refer to note 36(a) for further details.
Short term incentive equity plan
Incentive shares
In fiscal 2006, the Board allocated the executives’ half of their short term incentive payments as rights to acquire Telstra shares. These incentive shares vest in equal parts over a period of one, two and three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group. The executive can exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of incentive shares allocated to the executive. The Board has decided not to continue the short term incentive share plan and the short term incentive payment for fiscal 2006 will be delivered in cash.
Incentive shares movements during the year
The following incentive shares were granted during fiscal 2006:

Effective commencement date of instruments	19 August 2005
Number of incentive shares issued	1,986,435
Market price of Telstra shares on grant date	$4.77
Exercise date - 1 year incentive shares	19 August 2006
Exercise date - 2 year incentive shares	19 August 2007
Exercise date - 3 year incentive shares	19 August 2008
Expiration date	2 years from each exercise date
During fiscal 2006, 53,467 incentive shares were forfeited due to resignation, and 97,382 incentive shares were exercised as a result of those executives being made redundant. As a result of the above movements, 1,835,586 incentive shares were outstanding as at 30 June 2006. There were no incentive shares that were exercisable at 30 June 2006.
The fair value of the August 2005 allocation of incentive shares was $4.77. This was calculated using a Black Scholes option pricing model. The following weighted average assumptions were used in determining the valuation:

Growthshare
incentive shares
August 2005

Risk free rate - 1 year incentive shares	5.12%
Risk free rate - 2 year incentive shares	5.06%
Risk free rate - 3 year incentive shares	5.06%
Expected stock volatility	15%
Long term incentive equity plans
(i) Nature of share plans
The purpose of the long term incentive plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement whilst supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Long term incentive equity plans
(i) Nature of share plans (continued)
Allocations have been made over a number of years in the form of performance rights, restricted shares and options under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the performance rights, restricted shares and options may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.
Performance rights
We have seven types of performance rights on issue. These are:
•	total shareholder return (TSR) performance rights — are based on Telstra’s total shareholder return;

•	earnings per share (EPS) performance rights — are based on the growth of earnings per share in the year of allocation and two subsequent years;

•	operating expense growth (OEG) performance rights — are based on a reduction in Telstra’s operating expenses;

•	revenue growth (RG) performance rights — are based on increases in Telstra’s revenue;

•	network transformation (NT) performance rights — are based on completion of certain elements in Telstra’s network transformation program;

•	information technology transformation (ITT) performance rights — are based on a reduction in the number of business support systems (BSS) and operational support systems (OSS) systems used by companies in the Telstra Group; and

•	return on investment (ROI) performance rights — are based on an increase in the earnings before interest and tax for Telstra relative to the average investment.
For all types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.
Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day.
Deferred shares
The executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
Vested deferred shares must be exercised before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends. The executive may exercise the deferred shares at a cost of $1 in total for all of the deferred shares exercised on a particular day.
Restricted shares
The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.
Restricted trust shares are held by the Trustee until the earlier of:
•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.
The executive may exercise restricted shares at a cost of $1 in total for all of the restricted shares exercised on a particular day.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(i) Nature of the share plans (continued)
Options
An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date otherwise they will lapse. Details of the performance hurdle for options is detailed below.
Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.
(ii) Performance hurdles
Performance hurdles for instruments issued in fiscal 2006
TSR performance rights
For allocations of TSR performance rights issued in fiscal 2006, the applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. TSR performance rights vest if Telstra’s total shareholder return exceeds certain targets over the performance period, which is the five years to 30 June 2010. If the total shareholder return is:
•	equal to the minimum target then 50% of the allocation becomes exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets then the number of exercisable TSR performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	equal to or greater than the maximum target then 100% of the TSR performance rights will become exercisable; or

•	is less than the minimum target all TSR performance rights will lapse.
OEG, RG, NT and ITT performance rights
For allocations of the OEG, RG, NT and ITT performance rights issued in fiscal 2006, the performance hurdles for the initial performance period are:
•	if the minimum target is achieved in the initial performance period, (1 July 2005 to 30 June 2008) then 50% of the allocation of performance rights will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);
•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);
•	if the maximum target is achieved then 100% of the performance rights will become exercisable; or

•	if the minimum target is not achieved 25% of the performance rights allocated to the initial performance period will lapse.
Of the performance rights that have not become exercisable in the initial performance period, 75% will be added to the subsequent performance period allocation. The performance targets for the subsequent performance period (1 July 2005 to 30 June 2010) are:
•	if the minimum target is met, 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%); or

•	if the maximum target is achieved then all of the performance rights will become exercisable.
If the minimum target is not met in the subsequent performance period, all performance rights will lapse.
ROI performance rights
For the allocation of ROI performance rights issued in fiscal 2006, if the return on investment is:
•	equal to the minimum target then 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets, the number of exercisable ROI performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	greater than the maximum target then 100% of the ROI performance rights will become exercisable; or

•	is less than the minimum target 25% of the allocated ROI performance rights will lapse.
If the ROI performance rights have not become exercisable in this period, 75% of these performance rights will be added to the allocation of TSR performance rights for measurement against the TSR performance hurdle. If this TSR performance hurdle is not achieved, all ROI performance rights will lapse.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
Performance hurdle for instruments issued between 30 June 2001 and 30 June 2005
EPS performance rights
The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
•	if the cumulative growth in EPS from 1 July 2004 to 30 June 2007 is equal to 15.7% then 50% of the allocation becomes exercisable;

•	if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% and 100%;

•	if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or

•	if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
TSR performance rights and options
For allocations of TSR performance rights made between 30 June 2001 and 30 June 2005, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following.
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
•	the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
•	in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
•	half of the allocation will lapse; and

•	in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
Performance hurdle for instruments issued prior to 30 June 2001
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
The following outlines the targets to be achieved for the fiscal 2006 allocation of performance rights to become exercisable:

	3 Year performance rights		5 Year performance rights
	Initial performance period		Subsequent performance period
	Minimum target	Maximum target	Minimum target	Maximum target

TSR performance rights	N/A	N/A	(a)	(a)

OEG performance rights	2.2% operating expense growth	1.2% operating expense growth	1.1% operating expense growth	0.0% operating expense growth

RG performance rights	2.0% revenue growth	2.5% revenue growth	2.0% revenue growth	2.5%revenue growth

NT performance rights	IP Core and Ethernet complete by 30 June 2008	IP Core and Ethernet complete by 31 December 2007	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 30 June 2010	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 31 December 2009

ITT performance rights	350 OSS and BSS systems	250 OSS and BSS systems	250 OSS and BSS systems	200 OSS and BSS systems

ROI performance rights	23.5% return on investment	24.5% return on investment	N/A	N/A

(a)	The applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. This has been set by the Board.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments outstanding at the beginning of fiscal 2006
The following performance rights, deferred shares, restricted shares and options were outstanding at the start of fiscal 2006, but were yet to vest with executives.

	Number of					Exercise date
	instruments	Commencement	Performance		Exercise	(once performance
	outstanding	date	hurdle period		price	hurdle met)
			from	to		anytime before:
Growthshare 2001 - Sept 2000 allocation

Options	2,413,900	8 Sept 2000	8 Sept 2003	8 Sept 2005	$6.28	8 Sept 2010
Restricted shares	500,600	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 - March 2001 allocation

Options	150,000	16 March 2001	16 March 2004	16 March 2006	$6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 - Sept 2001 allocation

Options	13,325,153	6 Sept 2001	6 Sept 2004	6 Sept 2006	$4.90	6 Sept 2011
TSR Performance rights	1,273,782	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 - March 2002 allocation

Options	1,602,000	14 March 2002	14 March 2005	14 March 2007	$5.63	14 March 2012
TSR Performance rights	136,000	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 - Sept 2002 allocation

Deferred shares	1,774,023	5 Sept 2002	N/A		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,687,224	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 - March 2003 allocation

Deferred shares	18,600	7 March 2003	N/A		$1 per parcel exercised	7 March 2008
TSR Performance rights	37,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 - Sept 2003 allocation

Deferred shares	2,025,008	5 Sept 2003	N/A		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,099,546	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350	20 Feb 2004	N/A		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

Growthshare 2005 - August 2004 allocation

TSR Performance rights	2,424,714	20 Aug 2004	20 Aug 2007	20 Aug 2009	$1 per parcel exercised	20 Nov 2009
EPS Performance rights	2,424,714	20 Aug 2004	1 July 2004	30 June 2007	$1 per parcel exercised	20 Nov 2009
As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year
The following performance rights were granted in February 2006 in relation to the 2005 long term incentive plan:

	TSR	OEG	RG	NT	ITT	ROI
	performance	performance	performance	performance	performance	performance
	rights	rights	rights	rights	rights	rights

Number of executives who were allocated performance rights	220	220	220	220	220	220
Effective commencement date of instruments	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008	1 July 2005 to 30 June 2008

Subsequent performance hurdle period	N/A	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	1 July 2005 to 30 June 2010	N/A

Number of performance rights issued	571,943	1,143,886	1,143,886	857,914	857,914	1,143,886

Exercise price (once the performance rights become exercisable)	$ 1 per parcel of instruments exercised	$ 1 per parcel of instruments exercised	$ 1 per parcel of instruments exercised	$ 1 per parcel of instruments exercised	$ 1 per parcel of instruments exercised	$ 1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87

Fair value (per instrument)	$0.66	$3.18	$3.18	$3.18	$3.18	$3.37

Exercise date (once the instruments become exercisable)	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012	any time before 19 Aug 2012

The following performance rights were granted in August 2004:

	TSR performance	EPS performance
	rights	rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of performance rights	20 Aug 2004	20 Aug 2004

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Aug 2007 to 20 Aug 2009	1 Jul 2004 to 30 Jun 2007

Number of performance rights issued	2,473,000	2,473,000

	$ 1 per parcel	$ 1 per parcel
Exercise price (once the instruments become exercisable)	of instruments exercised	of instruments exercised

Market price of Telstra shares on commencement date	$4.89	$4.89

Fair value (per instrument)	$2.63	$4.18

Exercise date (once the instruments become exercisable)	any time before 20 Nov 2009	any time before 20 Nov 2009

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year (continued)
The fair value was calculated using a valuation technique that is consistent with the Black Scholes methodology and utilises Monte Carlo simulations. The following weighted average assumptions were used in determining the valuation:

	Growthshare
	performance rights
	Feb 2006	Aug 2004

Share price	$3.87	$4.89
Risk free rate	5.20%	5.39%
Dividend yield	6.0%	5.5%
Expected stock volatility	19%	13.1%
	date the
	instruments
	become
Expected life — performance rights	exercisable	5.25 years
Expected rate of achievement of TSR performance hurdles	15%	62%

The expected stock volatility is a measure of the amount by which the price is expected to fluctuate during a period. This was based on historical daily and weekly closing share prices.
As the RG, OEG, NTT, IT and ROI performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles was made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(v) Instruments which have been forfeited during the financial year
The following instruments issued to participating employees have been forfeited during the financial year due to cessation of employment:

	Instruments forfeited
	during year ended 30 June
Allocation	2006	2005

Options
September 2000	—	419,447
September 2001	888,153	1,631,444
March 2002	—	80,000

Restricted shares
September 2000	—	86,608

Deferred shares
September 2002	41,292	105,856
March 2003	506	3,500
September 2003	94,713	116,595

TSR Performance rights
September 2001	5,500	158,762
March 2002	—	6,800
September 2002	180,281	223,096
March 2003	1,012	7,000
September 2003	272,118	244,648
August 2004	198,314	48,286
February 2006	4,612	—

EPS Performance rights
August 2004	198,314	48,286

OEG Performance rights
February 2006	9,225	—

RG Performance rights
February 2006	9,225	—

NT Performance rights
February 2006	6,918	—

ITT Performance rights
February 2006	6,918	—

ROI Performance rights
February 2006	9,225	—
(vi) Instruments exercised during the financial year
In fiscal 2006, there were 2,000 (2005: nil) options that were exercised from the September 2001 allocation at the exercise price of $4.90. The total proceeds received on exercise of these options was $9,800 (2005: nil). The share price at the date of the transfers of Telstra shares relating to these options was $4.81 (2005: nil).
There were 1,241,282 (2005: nil) performance rights exercised from the September 2001 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.69 (2005: nil) based on the closing market price on those dates.
There was also 1,516,003 deferred shares (2005: 49,834) that were exercised from the September 2002 allocation, 2,094 (2005: nil) deferred shares from the March 2003 and 500,054 deferred shares (2005: 27,486) that were exercised from the September 2003 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.43 (2005: $4.87) based on the closing market price on those dates.
The total proceeds received on exercise of our options, deferred shares and performance rights was $10,027 (2005: $8), which includes $9,800 from the exercise of our September 2001 allocation of options.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(vii) Instruments which have expired during the financial year
The following instruments issued to participating employees have expired due to the performance hurdle not being met:

	Instruments expired
	during year ended 30 June
Allocation	2006	2005

Options
September 1999	—	1,395,000
September 2000	2,413,900	—
March 2001	150,000	—
September 2001	—	16,846,680
March 2002	801,000	—

Restricted shares
September 1999	—	236,500
September 2000	500,600	—
March 2001	40,000	—

TSR Performance rights
September 2001		1,607,066
March 2002	68,000	—
September 2002	1,865,832	—
(viii) Instruments outstanding at the end of fiscal 2006
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2006:

Number
outstanding
As at 30 June 2006

Growthshare 2002 - Sept 2001 allocation

Options	12,435,000
TSR Performance rights	27,000

Growthshare 2002 - March 2002 allocation

Options	801,000
TSR Performance rights	68,000

Growthshare 2003 - Sept 2002 allocation

Deferred shares	216,728
TSR Performance rights	1,641,111

Growthshare 2003 - March 2003 allocation

Deferred shares	16,000
TSR Performance rights	36,188

Growthshare 2004 - Sept 2003 allocation

Deferred shares	1,430,241
TSR Performance rights	3,827,428

Growthshare 2004 - February 2004 allocation

Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation

TSR Performance Rights	2,226,400
EPS Performance Rights	2,226,400

Growthshare 2006 - February 2006 allocation

TSR Performance Rights	567,331
OEG Performance Rights	1,134,661
RG Performance Rights	1,134,661
NT Performance Rights	850,996
ITT Performance Rights	850,996
ROI Performance Rights	1,134,661
Only the September 2001 allocation of options and TSR performance rights, and the September 2002 allocation of deferred shares have become vested instruments, however, they are yet to be exercised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ix) Summary of movements

	Incentive shares (i)		Options		Restricted shares		Deferred shares		Performance rights (ii)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average fair		average fair		average fair		average fair		average fair
	Number	value	Number	value	Number	value	Number	value	Number	value

Equity instruments outstanding as at 30 June 2004	—	—	37,863,624	$1.18	863,708	$4.18	4,139,252	$4.34	11,517,824	$2.98
Granted	—	—	—	—	—	—	—	—	4,946,000	$3.41
Forfeited	—	—	(2,130,891)	$1.22	(86,608)	$3.62	(225,951)	$4.34	(736,878)	$3.04
Exercised	—	—	—	—	—	—	(77,320)	$4.37	—	—
Expired	—	—	(18,241,680)	$1.15	(236,500)	$5.64	—	—	(1,607,066)	$2.86

Equity instruments outstanding as at 30 June 2005	—	—	17,491,053	$1.20	540,600	$3.63	3,835,981	$4.34	14,119,880	$3.14
Granted	1,986,435	$4.77	—	—	—	—	—	—	5,719,429	$2.97
Forfeited	(150,849)	$4.77	(888,153)	$1.13	—	—	(136,511)	$4.32	(901,662)	$3.19
Exercised	—	—	(2,000)	$1.13	—	—	(2,018,151)	$4.38	(1,241,282)	$2.86
Expired	—	—	(3,364,900)	$1.49	(540,600)	$3.63	—	—	(1,933,832)	$2.99

Equity instruments outstanding as at 30 June 2006	1,835,586	$4.77	13,236,000	$1.13	—	—	1,681,319	$4.30	15,762,533	$3.12

Equity instruments exercisable as at 30 June 2006	105,899	$4.77	12,435,000	$1.13	—	—	216,728	$4.41	27,000	$2.86

(i)	The incentive shares exercisable relate to those executives that have been made redundant and are then consequently entitled to the incentive shares.

(ii)	Performance rights include TSR, EPS, OEG, RG, NT, ITT and ROI performance rights.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Telstra directshare and ownshare
(i) Nature of Telstra directshare and ownshare
Telstra directshare
Non-executive directors are required to sacrifice a minimum of 20% of their fees toward the acquisition of restricted Telstra shares, known as directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place.
The expense associated with shares allocated under this plan is included in the disclosure for directors’ remuneration.
Telstra ownshare
Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place.
(ii) Instruments outstanding at the beginning of fiscal 2006
The following directshares and ownshares were outstanding at the start of fiscal 2006 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period:

Number of
instruments
Directshares	outstanding

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

159,063

Ownshares

15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168

1,812,466

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2006 and fiscal 2005:

		Directshare Equity Plan
	Aug 2005	Feb 2006	Aug 2004	Feb 2005

Number of eligible non-executive directors	6	6	8	8
Number of participants in the plan	6	6	8	8
Grant date of shares	19 August 2005	17 February 2006	20 August 2004	19 February 2005

Number of shares allocated	20,699	31,286	7,567	26,013
Fair value of shares allocated	$4.78 per share	$4.05 per share	$4.89 per share	$5.29 per share
Total fair value of shares allocated	$98,941	$126,708	$37,003	$137,609

The following ownshares were granted in August and October of fiscal 2006 and fiscal 2005:

		Ownshare Equity Plan
	Aug 2005	Oct 2005	Aug 2004	Oct 2004

Number of eligible participants	9,612	17,559	8,975	16,062
Number of participants in the plan	414	151	311	173
Grant date of shares	19 August 2005	28 October 2005	20 August 2004	29 October 2004

Number of shares allocated	506,420	270,415	348,240	250,386
Fair value of shares allocated	$4.78 per share	$4.18 per share	$4.89 per share	$4.67 per share
Total fair value of shares allocated	$2,420,688	$1,130,335	$1,702,894	$1,169,303

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. The August allocation of ownshares relates to employees short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by employees.
The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2006 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value

Directshares	45,060	$189,415
Ownshares	901,607	$3,763,870
The following fully paid shares relating to the same plans were distributed during fiscal 2005:

	No. of shares
	distributed	Fair value

Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620
The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2006

No. of instruments
outstanding as at
Directshares	30 June 2006

14 September 2001 allocation	5,616
14 March 2002 allocation	8,348
5 September 2002 allocation	8,933
7 March 2003 allocation	23,879
5 September 2003 allocation	18,488
20 February 2004 allocation	21,380
20 August 2005 allocation	6,223
19 February 2005 allocation	21,136
19 August 2005 allocation	20,699
17 February 2006 allocation	31,286

165,988

No. of instruments
outstanding as at
Ownshares	30 June 2006

14 September 2001 allocation	32,395
5 September 2003 allocation	293,764
31 October 2003 allocation	165,932
20 August 2004 allocation	282,031
29 October 2004 allocation	194,084
19 August 2005 allocation	474,237
28 October 2005 allocation	245,251

1,687,694

Sign-on bonus shares
Certain eligible employees may be provided sign-on bonus shares upon commencing employment at Telstra. These shares are held in trust, although the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	until a date determined by the chief executive officer; or

•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the sign-on bonus shares will be transferred to the participating employee. The employee is not able to deal in the shares until this transfer has taken place.
There were 67,694 (2005: nil) sign-on bonus shares issued in fiscal 2006 to one employee (2005: nil) on 30 March 2006. The fair value of the shares allocated was $3.69 with a total fair value allocated of $249,791. These shares were still outstanding at 30 June 2006.
The fair value of the sign-on bonus shares is based on the weighted average price of a Telstra share in the week ending on the day before allocation date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation
Our key management personnel (KMP) have authority and responsibility for planning, directing and controlling the activities of the Telstra Group. Our KMP consist of:
•	the directors’ of the Telstra Entity; and

•	certain executives in the Chief Executive Officer’s (CEO’s) senior leadership team, referred to as a ‘senior executive’ in this report.
Directors
During fiscal 2006 and fiscal 2005, the directors’ of the Telstra Entity were:

Name	Position

Current directors
Donald G McGauchie	Chairman, Non Executive Director, appointed Chairman 20 July 2004
Solomon D Trujillo	Chief Executive Officer and Executive Director, appointed 1 July 2005
Belinda J Hutchinson	Non Executive Director,
Catherine B Livingstone	Non Executive Director,
Charles Macek	Non Executive Director,
John W Stocker	Non Executive Director,
Peter Willcox	Non Executive Director, appointed 17 May 2006
John Zeglis	Non Executive Director, appointed 17 May 2006

Former directors
John T Ralph	Deputy Chairman, Non Executive Director, retired 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Executive Director, resigned 1 July 2005
Samuel H Chisholm	Non Executive Director, resigned 28 October 2004
Anthony J Clark	Non Executive Director, retired 11 August 2005
John E Fletcher	Non Executive Director, resigned 30 June 2006
Senior executives
On 1 July 2005, Mr Solomon Trujillo was appointed CEO and Executive Director. Subsequent to Mr Trujillo’s appointment, we reassessed our KMP in light of the new organisational structure. The senior executives that qualified as KMP for the current year were:

Name	Position

Fiscal 2006 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis
Kate McKenzie	Group Managing Director, Telstra Wholesale, appointed 16 January 2006
David Moffatt	Group Managing Director, Telstra Consumer Marketing and Channels
Deena Shiff	Group Managing Director, Telstra Business, appointed 30 January 2006; previously Group Managing Director Telstra Wholesale from 1 January 2005 to 30 January 2006
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Gregory Winn	Group Managing Director, Telstra Operations, appointed 11 August 2005

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Senior executives (continued)
During fiscal 2005, the senior executives that formed part of our KMP were:

Name	Position

Fiscal 2005 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis, appointed 1 January 2005; previously Group General Council and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide, retired 31 December 2005
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products, ceased 19 August 2005
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retired 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Certain senior executives classified as KMP in the prior year have either resigned, retired or are no longer considered KMP for the purposes of the applicable accounting standard in fiscal 2006.
KMP aggregate compensation
During fiscal 2006 and fiscal 2005, the aggregate compensation provided to our KMP was:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Short term employee benefits	21,841,244	16,183,799	21,841,244	16,183,799
Post employment benefits	2,029,681	1,468,559	2,029,681	1,468,559
Other long term benefits	245,279	272,833	245,279	272,833
Termination benefits	4,027,495	—	4,027,495	—
Equity settled share based payments	4,907,315	9,249,062	4,907,315	9,249,062

	33,051,014	27,174,253	33,051,014	27,174,253

The compensation for each individual KMP with additional details regarding the category of compensation is provided on the following pages.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation
During fiscal 2006, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Termin-	Equity settled share based payments				Total
	Salary &	Short term	Non-		Superan-	Retirement	term	ation	Short term		Deferred	Other
Year ended	fees	incentives	monetary	Other	nuation	benefits	benefits	benefits	incentives	Directshare	shares	equity
30 June 2006	$	$	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	312,236	—	3,078	—	12,158	60,094	—	—	—	81,099	—	—	468,665
J Ralph (a) (e)	17,474	—	380	—	—	—	—	462,548	—	—	—	—	480,402
S Trujillo (b) (c)	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	—	—	309,305	8,710,516
Z Switkowski (a) (d)	5,451	—	35	—	281	—	—	3,151,526	—	—	491,049	4,516	3,652,858
A Clark (a) (e)	9,015	—	458	—	970	—	—	278,846	—	—	—	—	289,289
J Fletcher (a) (e)	94,209	—	2,775	—	8,056	—	—	134,575	—	26,422	—	—	266,037
B Hutchinson	100,611	—	2,288	—	18,551	11,943	—	—	—	29,740	—	—	163,133
C Livingstone	113,063	—	2,288	—	10,998	11,849	—	—	—	31,015	—	—	169,213
C Macek	123,032	—	2,748	—	11,227	12,099	—	—	—	33,565	—	—	182,671
J Stocker	110,817	—	2,288	—	39,006	13,026	—	—	—	37,390	—	—	202,527
P Willcox (b)	11,872	—	—	—	1,069	—	—	—	—	3,235	—	—	16,176
J Zeglis (b)	12,941	—	—	—	—	—	—	—	—	3,235	—	—	16,176

	3,898,582	2,581,200	16,338	1,745,011	1,114,455	109,011	75,000	4,027,495	—	245,701	491,049	313,821	14,617,663
Senior executives
B Akhurst	984,974	1,519,035	11,740	—	188,026	—	29,325	—	276,443	—	115,592	650,036	3,775,171
K McKenzie (b)	223,280	180,950	—	—	20,787	—	6,026	—	22,067	—	—	30,871	483,981
D Moffatt	876,970	1,019,991	18,138	—	316,030	—	29,825	—	131,095	—	129,101	779,461	3,300,611
D Shiff	645,857	768,951	6,062	—	116,643	—	20,000	—	155,829	—	37,438	214,391	1,965,171
J Stanhope	919,499	655,412	9,668	—	101,001	—	25,825	—	126,792	—	76,968	335,804	2,250,969
D Thodey	1,031,086	926,798	8,248	—	52,914	—	27,100	—	108,869	—	105,198	560,789	2,821,002
G Winn (b) (f)	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	—	—	3,836,446

	5,962,610	6,480,055	55,541	1,101,907	806,215	—	170,279	—	821,095	—	464,297	2,571,352	18,433,351

	9,861,192	9,061,255	71,879	2,846,918	1,920,670	109,011	245,279	4,027,495	821,095	245,701	955,346	2,885,173	33,051,014

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
(a) These personnel retired or resigned from their position during fiscal 2006. After the date of retirement or resignation, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation during their period of services as a KMP.
(b) These personnel were appointed to the position during fiscal 2006. Prior to the date of appointment, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) On commencement of employment, Mr Trujillo received a one-off sign-on bonus of $1,000,000. This bonus was subsequently transferred to superannuation during fiscal 2006.
In addition, Mr Trujillo received a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000), which has been included in short term incentives. The amount of the sign-on incentive was deducted from his potential short term incentive for the first year of employment.
Other compensation for Mr Trujillo relates to compensation provided for tax equalisation, travel, accommodation and certain relocation costs.
(d) Dr Switkowski ceased employment with the Company effective 1 July 2005. As a result, Dr Switkowski’s compensation includes one day of benefits, together with his termination benefits and equity settled share based payments.
Termination benefits relate to entitlements under Dr Switkowski’s employment contract, equal to 12 months fixed remuneration, in addition to accrued annual leave and long service leave entitlements. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items.
Other equity compensation represents one day of expense for various instruments, including options, performance rights and restricted shares. These instruments are subject to performance hurdles and may become exercisable in future reporting periods. Refer note 33 for further details on Dr. Switkowski’s holdings of equity instruments upon leaving the Company.
Upon ceasing employment, the deferred shares previously allocated to Dr Switkowski vested and became immediately exercisable. As such, the unamortised amount of compensation was immediately recognised.
(e) Termination benefits paid during fiscal 2006 are to directors that resigned or retired during the year. Termination benefits represent the payment of retirement benefits that accumulated during the period of employment.
(f) Other compensation for Mr Winn comprises a one-off sign-on bonus of $500,000 and compensation provided for tax equalisation, travel, accommodation and certain relocation costs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
During fiscal 2005, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Equity settled share based payments			Total
		Short term	Non-		Superan-	Retirement	term		Deferred
Year ended	Salary & fees	incentives	monetary	Other	nuation	benefits	benefits	Directshare	shares	Other equity
30 June 2005	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	225,503	—	2,317	2,837	11,484	195,396	—	60,054	—	—	497,591
J Ralph	142,957	—	2,253	—	—	79,940	—	19,305	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	—	101,850	—	52,300	—	725,912	2,045,313	6,741,632
S Chisholm (a)	—	—	—	—	—	—	—	—	—	—	—
A Clark	75,706	—	2,753	—	8,493	48,811	—	13,114	—	—	148,877
J Fletcher	43,795	—	3,015	—	6,705	35,603	—	40,000	—	—	129,118
B Hutchinson	70,065	—	2,253	—	6,692	32,004	—	19,189	—	—	130,203
C Livingstone	77,764	—	2,253	—	8,537	46,216	—	21,575	—	—	156,345
C Macek	79,584	—	2,057	—	8,717	40,160	—	22,075	—	—	152,593
J Stocker	71,975	—	2,253	—	6,478	73,130	—	52,173	—	—	206,009

	2,618,249	1,961,000	43,511	2,837	158,956	551,260	52,300	247,485	725,912	2,045,313	8,406,823

Senior executives
B Akhurst	927,664	523,600	11,893	—	177,086	—	29,325	—	196,141	732,594	2,598,303
D Campbell	941,394	310,600	10,149	—	88,356	—	26,825	—	196,141	732,354	2,305,819
D Moffatt (c)	1,133,165	248,300	18,781	400,000	11,585	—	29,825	—	220,968	801,183	2,863,807
T Pretty (c)	1,120,581	540,500	22,370	260,000	24,169	—	29,825	—	224,936	789,217	3,011,598
M Rocca	735,791	416,600	9,817	—	140,459	—	23,375	—	145,754	401,479	1,873,275
B Scales	681,167	428,700	9,635	—	117,583	—	21,625	—	121,946	326,788	1,707,444
D Shiff (b)	277,321	295,150	1,326	—	47,680	—	8,058	—	30,641	102,562	762,738
J Stanhope	800,685	240,150	11,398	—	99,065	—	24,575	—	105,628	365,338	1,646,839
D Thodey	966,890	206,200	8,375	—	52,360	—	27,100	—	176,235	560,447	1,997,607

	7,584,658	3,209,800	103,744	660,000	758,343	—	220,533	—	1,418,390	4,811,962	18,767,430

	10,202,907	5,170,800	147,255	662,837	917,299	551,260	272,833	247,485	2,144,302	6,857,275	27,174,253

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
(a) During fiscal 2005, Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm resigned during fiscal 2005.
(b) Ms Shiff was appointed to the position of Group Managing Director during fiscal 2005. Prior to the date of appointment, Ms Shiff was not considered to be a KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.
(c) Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Principles of compensation
Our directors are remunerated in accordance with the constitution, which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In order to maintain the directors independence and impartiality, the compensation of the non-executive directors is not linked to the performance of the Company, except through their participation in Directshares. Our directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders, refer to note 31 for further details on Directshares.
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the compensation arrangements for the CEO and executives, which includes the senior executives defined as KMP.
Our compensation structure includes both fixed remuneration and performance incentives designed to complement each other and support the execution of our business strategy in both the short and long term. Fixed compensation comprised salary, superannuation and the value of salary sacrificed items.
We reward our senior executives for performance through a combination of short term incentives (STI) and long term incentives (LTI). The STI rewards the CEO and executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The STI in relation to fiscal 2006 will be delivered in cash. The STI in relation to fiscal 2005 was allocated half in cash and half in rights to Telstra shares, called ‘incentive shares’. The cash portion of the fiscal 2005 STI was included in short term employee benefits during fiscal 2005 and the incentive shares component was included in equity settled share based payments during fiscal 2006 to represent when the instruments were granted.
The incentive shares vest equally over a period of one, two and three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third granted will vest on 19 August 2006.
In fiscal 2005, Mr Scales and Dr Switkowski were the only senior executives that received their STI in cash, as they ceased employment with the Company prior to the allocation of the equity component.
The LTI is intended to support our business strategy by aligning executive compensation with key performance measures and targets that support our transformation. On an annual basis, we invite selected executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based LTI plan, administered through Growthshare. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term Company performance hurdles have been achieved.
During fiscal 2006 and fiscal 2005, our executives received performance rights which will vest in future reporting periods depending upon the company’s achievement of the relevant performance measures. The performance rights have been recorded in other equity in the KMP individual compensation tables.
During fiscal 2005, our deferred share program was discontinued. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s compensation until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan. The deferred shares have been recorded as deferred remuneration in the KMP individual compensation tables.
For further details of our LTI plans, including detailed explanation of performance hurdles and allocations, refer to note 31.
We recognise an expense for all share-based compensation determined with reference to the fair value at grant date of the equity instruments issued. The fair value is reflected in the KMP’s compensation over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. Refer to note 2.25 for details on our accounting policy for equity settled share based payments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than retirement benefits classified as post employment benefits. Only directors appointed prior to 30 June 2002 are eligible to receive retirement benefits upon leaving office.
Our individual senior executives are employed under contracts without a fixed duration, except Mr Winn who was appointed on a two year fixed duration contract. Where both parties mutually agree, Mr Winn’s contract can be extended for a further one year.
Where Telstra terminates an executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, the senior executive is entitled to between 1 and 6 months notice depending on their respective contract conditions. Alternatively, the individual is entitled to payment in lieu of notice and between 6 and 12 months pay depending on their respective contract conditions. Both elements are calculated on fixed remuneration at the time of termination.
We have included detailed disclosures in relation to the principles of compensation and individual contracts for services in the Remuneration Report, which forms part of the Directors’ Report for the year ended 30 June 2006. In accordance with the Corporations Amendment Regulations 2006 (No.4), 2001, please refer to the Remuneration Report for detailed commentary.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures
Transactions involving our controlled entities
Our transactions with our controlled entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from controlled entities:
Sale of goods and services (a)			—	—	1,092	1,072
Finance income (a)			—	—	3	5
Dividend revenue (b)	6		—	—	560	223

Expenses to controlled entities:
Purchase of goods and services (a)			—	—	399	362
Finance costs (a)			—	—	20	19

Impairment of receivables:
Impairment in amounts owed by controlled entities (c)	7	(a)	—	—	382	475
Reversal of impairment in amounts owed by controlled entities (c)	7	(a)	—	—	—	(15)

Total amounts receivable at 30 June from:
Current
Controlled entities (a) (d)	11		—	—	2,267	2,194
Allowance for amounts owed by controlled entities (c)	11		—	—	(1,851)	(1,469)

			—	—	416	725

Non current
Controlled entities (a)	11		—	—	60	56

Total amounts payable at 30 June to:
Current
Controlled entities — payables (a) (d)	17		—	—	197	5
Controlled entities — loans (e)	18		—	—	1,408	2,400

			—	—	1,605	2,405

(a)	The Telstra Entity sold and purchased goods and services and received and paid interest to its controlled entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
The Telstra Entity and certain Australian controlled entities have entered into a deed of cross guarantee. Under this deed, each company (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further details regarding our closed group.
Details of our individual significant transactions involving our controlled entities during fiscal 2006 are detailed as follows:
•	the Telstra Entity received procurement fees from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks amounting to $647 million (2005: $628 million). As at 30 June 2006, the Telstra Entity recorded revenue received in advance amounting to $332 million (2005: $344 million) for the use of these trademarks;

•	the Telstra Entity paid management fees to its controlled entity Sensis Pty Ltd amounting to $218 million (2005: $211 million) for undertaking agency and contract management services for the national directory service; and

•	the Telstra Entity received income from its controlled entity Telstra Multimedia Pty Ltd amounting to $292 million (2005: $284 million) for access to ducts that store the national hybrid fibre coaxial (HFC) cable network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our controlled entities (continued)
(b) The Telstra Entity recorded dividend revenue during fiscal 2006 from the following controlled entities:
•	Network Design and Construction Limited of $200 million (2005: $nil); and
•	Telstra International Limited of $360 million (2005: $nil).
During fiscal 2005, the Telstra Entity recognised tax consolidation distributions from certain wholly owned Australian entities amounting to $223 million in relation to tax losses incurred by these entities that were able to be utilised by the Telstra Entity. This was on the basis that no tax funding arrangement was in place between the entities within the tax consolidated group. Refer to note 9 for further details on tax consolidation.
(c) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. Refer to note 25 for further details regarding impairment.
(d) The Telstra Entity and its Australian controlled entities have formed a tax consolidated group, which is treated as a single entity for income tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement. The amounts receivable or amounts payable to the Telstra Entity under this arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded in our investment in controlled entities. Refer to note 9 for further details on tax consolidation.
(e) The Telstra Entity operates a current account with some of its Australian controlled entities, being an internal group bank account used to settle transactions with its controlled entities or between two controlled entities. Cash deposit balances in the current account owed to our controlled entities are recorded as loans. All loan balances with our controlled entities are unsecured, with settlement required in cash. Refer to note 18 for further discussion on our borrowings.
Transactions involving our parent entity
The Commonwealth of Australia is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the Telstra Group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth of Australia, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services.
Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial report does not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth of Australia, its Departments of State, trading and other agencies.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities
Our transactions with our jointly controlled and associated entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from jointly controlled and associated entities:
Sale of goods and services (a)			177	165	83	97
Finance income (a)			—	—	—	18
Dividend revenue	6		—	—	—	1

Expenses to jointly controlled and associated entities:
Purchase of goods and services (a)			510	533	245	277

Impairment of receivables:
Impairment in amounts owed by jointly controlled entities	7	(a)	2	5	—	—

Total amounts receivable at 30 June from:
Current
Jointly controlled and associated entities — trade debtors (a)			32	16	22	12

Non current
Jointly controlled and associated entities — loans (b)	11		229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (b)	11		(215)	(210)	(210)	(204)

			14	32	—	—

Total amounts payable at 30 June to:
Current
Jointly controlled and associated entities — payables (a)			62	21	59	13

(a)	We sold and purchased goods and services, and received interest from our jointly controlled and associated entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
Details of our individual significant transactions involving our jointly controlled and associated entities during fiscal 2006 are detailed as follows:
•	we purchased pay television services amounting to $250 million (2005: $218 million) from our jointly controlled entity FOXTEL. The purchases were to enable the resale of FOXTEL services, including pay television content, to our existing customers as part of our ongoing product bundling initiatives. In addition, we made sales for our cost recoveries from FOXTEL of $77 million (2005: $55 million); and
•	purchases were made by the Telstra Group of $198 million (2005: $226 million) and Telstra Entity of $192 million (2005: $192 million) from our jointly controlled entity Reach Ltd (Reach) in line with market prices. These were for both the purchase of, and entitlement to, capacity and connectivity services. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $61 million (2005: $71 million) and the Telstra Entity of $52 million (2005: $62 million) to Reach.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities (continued)
(b) Loans provided to jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million).
Previously, the Telstra Entity and co-shareholder PCCW Limited (PCCW) bought out a loan facility owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% jointly controlled entity Reach. Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. During fiscal 2005, we restructured our arrangements with Reach. As a result, the terms of maturity were altered such that the facility is now an interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
During fiscal 2005, we formed the jointly controlled entity 3GIS, together with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. We provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by 3GIS amounting to $14 million (2005: $32 million).
Transactions involving other related entities
Post-employment benefits
As at 30 June 2006, Telstra Super owned 12,881,343 (2005: 13,280,885) shares in Telstra Corporation Limited at a cost of $56 million (2005: $67 million) and a market value of $47 million (2005: $67 million). In fiscal 2006, we paid dividends to Telstra Super of $4 million (2005: $5 million). We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super.
Telstra Super also holds bonds issued by Telstra Corporation Limited. As at 30 June 2006, Telstra Super holds bonds with a cost of $9 million (2005: $13 million) and a market value of $9 million (2005: $12 million).
All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.
Key management personnel (KMP)
Our KMP consists of the Telstra Entity non executive directors and certain senior executives who form part of the chief executive officer’s senior leadership team. Our KMP have authority and responsibility for planning, directing and controlling the activities of the Telstra Group.
Compensation to our KMP
The compensation of each individual director and senior executive defined as a KMP including our compensation policy are discussed in note 32.
Other transactions with our KMP and their related entities
Our KMP have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The KMP related entities also have telecommunications services with us on normal commercial terms and conditions.
Our KMP are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to our KMP without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a KMP, it is included in their compensation. Refer note 32 for compensation details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity
During fiscal 2006, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

	Total shares		Equity	Shares acquired	Total shares
	held at	Directshare	instruments	or disposed of	held at	Shares that are
	30 June 2005	allocation (a)	exercised	by other means	30 June 2006 (b)	held nominally
	Number	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	41,445	16,196	—	—	57,641	55,775
John T Ralph (b)	105,641	—	—	—	105,641	104,641
Solomon D Trujillo	—	—	—	—	—	—
Zygmunt E Switkowski (b)	155,810	—	—	—	155,810	109,010
Anthony J Clark (b)	83,026	—	—	—	83,026	73,026
John E Fletcher (b)	52,934	9,870	—	—	62,804	61,567
Belinda J Hutchinson	67,107	5,870	—	1,801	74,778	35,866
Catherine B Livingstone	39,734	6,104	—	10,000	55,838	44,201
Charles Macek	44,005	6,571	—	—	50,576	50,576
John W Stocker	109,657	7,374	—	—	117,031	114,078
Peter Willcox	10,000	—	—	—	10,000	10,000
John Zeglis	—	—	—	—	—	—

	709,359	51,985	—	11,801	773,145	658,740

Senior executives
Bruce Akhurst	62,491	—	125,900	(150,532)	37,859	32,979
Kate McKenzie	—	—	—	—	—	—
David Moffatt	3,700	—	147,300	—	151,000	3,100
Deena Shiff	14,480	—	36,800	(36,800)	14,480	8,800
John Stanhope	10,940	—	46,800	3,441	61,181	3,960
David Thodey	18,262	—	51,000	(5,000)	64,262	800
Gregory Winn	—	—	—	—	—	—

	109,873	—	407,800	(188,891)	328,782	49,639

	819,232	51,985	407,800	(177,090)	1,101,927	708,379

Total shareholdings include shares held by our KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2006 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

(b)	During fiscal 2006, certain directors resigned or retired from office. For these KMP, the number of shares represent those held at the date of leaving office.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity (continued)
During fiscal 2005, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

			Shares acquired or
	Total shares held	Directshare	disposed of by	Total shares held	Shares that are
	at 30 June 2004	allocation (a)	other means	at 30 June 2005	held nominally
	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

Senior executives
Bruce Akhurst	62,491	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	37,200	27,500
David Moffatt	3,700	—	—	3,700	3,100
Ted Pretty	2,400	—	—	2,400	2,400
Michael Rocca	12,000	—	—	12,000	—
Bill Scales	9,916	—	—	9,916	1,400
Deena Shiff	14,480	—	—	14,480	8,800
John Stanhope	10,940	—	—	10,940	3,960
David Thodey	18,262	—	—	18,262	5,800

	171,389	—	—	171,389	107,671

	845,861	33,580	(8,693)	870,748	700,919

Total shareholdings include shares held by the KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2005 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity
The following details the balances and changes in instruments issued for our KMP and their related entities during fiscal 2006.

						Vested and
	Total held	Granted	Exercised		Total held	exercisable
	at 30 June	during the	during the	Other	at 30 June	at 30 June	Vested during
Instrument type	2005	year	year	changes (a)	2006 (b)	2006	the year
director/senior executive	Number	Number	Number	Number	Number	Number	Number

Performance rights
Solomon D Trujillo	—	836,821	—	—	836,821	—	—
Bruce Akhurst	473,600	147,240	(59,000)	(66,900)	494,940	—	—
Kate McKenzie	36,000	55,576	—	—	91,576	—	—
David Moffatt	521,600	149,750	(71,000)	(76,300)	524,050	—	—
Deena Shiff	151,600	100,420	(17,000)	(19,800)	215,220	—	—
John Stanhope	290,000	129,666	(23,000)	(23,800)	372,866	—	—
David Thodey	427,200	136,068	(51,000)	(59,000)	453,268	—	—
Restricted shares
Bruce Akhurst	39,000	—	—	(39,000)	—	—	—
David Moffatt	40,000	—	—	(40,000)	—	—	—
Deena Shiff	5,000	—	—	(5,000)	—	—	—
John Stanhope	14,000	—	—	(14,000)	—	—	—
Options
Bruce Akhurst	805,000	—	—	(188,000)	617,000	617,000	—
David Moffatt	890,000	—	—	(150,000)	740,000	740,000	—
Deena Shiff	202,200	—	—	(24,200)	178,000	178,000	—
John Stanhope	310,000	—	—	(69,000)	241,000	241,000	—
David Thodey	534,000	—	—	—	534,000	534,000	—
Incentive shares
Bruce Akhurst	—	109,540	—	11,427	120,967	—	—
Kate McKenzie	—	17,119	—	1,786	18,905	—	—
David Moffatt	—	51,946	—	5,419	57,365	—	—
Deena Shiff	—	61,747	—	6,441	68,188	—	—
John Stanhope	—	50,241	—	5,241	55,482	—	—
David Thodey	—	43,139	—	4,500	47,639	—	—
Deferred shares
Bruce Akhurst	135,300	—	(66,900)	—	68,400	—	66,900
David Moffatt	152,400	—	(76,300)	—	76,100	—	76,300
Deena Shiff	42,300	—	(19,800)	—	22,500	—	19,800
John Stanhope	73,200	—	(23,800)	—	49,400	—	23,800
David Thodey	121,600	—	—	—	121,600	59,000	59,000
TESOP97
Bruce Akhurst	2,500	—	—	—	2,500	—	—
John Stanhope	2,500	—	—	—	2,500	—	—
TESOP99
Bruce Akhurst	400	—	—	—	400	—	—
Deena Shiff	400	—	—	—	400	—	—
John Stanhope	400	—	—	—	400	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)

(a) During fiscal 2006, other changes for our performance rights, restricted shares and options are a result of instruments expiring due to the specified performance hurdles not being achieved.
Other changes for incentive shares relate to additional incentive shares provided to our senior executives. Any dividends paid by the Company prior to the exercise of their incentives shares will increase the number of Telstra shares allocated to the senior executive when the vested incentive shares are exercised.
(b) For those KMP that have resigned or retired during fiscal 2006, the number of equity instruments represent those instruments held at the date of leaving office.
Equity instruments held by the former chief executive officer
Dr Switkowski ceased employment with the Company effective 1 July 2005. The number of equity instruments held by Dr Switkowski at the date of leaving office were:

Holding as at 1 July
2005
Number

Performance rights	1,643,600
Restricted shares	96,000
Options	1,810,000
Deferred shares	500,700
TESOP97	2,500
TESOP99	400
Upon ceasing employment, the deferred shares allocated to Dr Switkowski vested and became immediately exercisable, and as such were included in fiscal 2006 compensation. In addition, the TESOP97 shares were exercised during fiscal 2006.
Other equity instruments held by Dr Switkowski were not exercised. These equity instruments are subject to performance hurdles and may become exercisable during future reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
The following table details the balances and changes in equity instruments issued under our employee share plans for our KMP and their related entities during fiscal 2005.

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

Performance rights
Zygmunt E Switkowski	1,259,400	513,200	(129,000)	1,643,600	129,000	129,000
Bruce Akhurst	388,600	144,000	(59,000)	473,600	59,000	59,000
Douglas Campbell	388,600	131,600	(59,000)	461,200	59,000	59,000
David Moffatt	446,200	146,400	(71,000)	521,600	71,000	71,000
Ted Pretty	446,200	146,400	—	592,600	—	—
Michael Rocca	251,200	115,000	(25,000)	341,200	25,000	25,000
Bill Scales	210,400	106,400	(21,000)	295,800	21,000	21,000
Deena Shiff	118,600	50,000	(17,000)	151,600	17,000	17,000
John Stanhope	192,400	120,600	(23,000)	290,000	23,000	23,000
David Thodey	345,200	133,000	(51,000)	427,200	51,000	51,000
Restricted shares
Zygmunt E Switkowski	146,000	—	(50,000)	96,000	—	—
Bruce Akhurst	60,000	—	(21,000)	39,000	—	—
Douglas Campbell	68,000	—	(26,000)	42,000	—	—
David Moffatt	40,000	—	—	40,000	—	—
Ted Pretty	21,000	—	(21,000)	—	—	—
Michael Rocca	22,000	—	(9,000)	13,000	—	—
Bill Scales	5,000	—	—	5,000	—	—
Deena Shiff	5,000	—	—	5,000	—	—
John Stanhope	25,000	—	(11,000)	14,000	—	—
Options
Zygmunt E Switkowski	3,456,000	—	(1,646,000)	1,810,000	1,346,000	1,346,000
Bruce Akhurst	1,542,000	—	(737,000)	805,000	617,000	617,000
Douglas Campbell	1,597,000	—	(777,000)	820,000	617,000	617,000
David Moffatt	1,630,000	—	(740,000)	890,000	740,000	740,000
Ted Pretty	1,722,000	—	(120,000)	1,602,000	—	—
Michael Rocca	640,000	—	(315,000)	325,000	262,000	262,000
Bill Scales	465,000	—	(220,000)	245,000	220,000	220,000
Deena Shiff	380,200	—	(178,000)	202,200	178,000	178,000
John Stanhope	616,000	—	(306,000)	310,000	241,000	241,000
David Thodey	1,068,000	—	(534,000)	534,000	534,000	534,000
Deferred Shares
Zygmunt E Switkowski	500,700	—	—	500,700	—	—
Bruce Akhurst	135,300	—	—	135,300	—	—
Douglas Campbell	135,300	—	—	135,300	—	—
David Moffatt	152,400	—	—	152,400	—	—
Ted Petty	155,100	—	—	155,100	—	—
Michael Rocca	100,600	—	—	100,600	—	—
Bill Scales	84,200	—	—	84,200	—	—
Deena Shiff	42,300	—	—	42,300	—	—
John Stanhope	73,200	—	—	73,200	—	—
David Thodey	121,600	—	—	121,600	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments issued from Growthshare (continued)
The following table details the balances and changes in equity instruments issued from Growthshare for our KMP and their related entities during fiscal 2005 (continued).

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

TESOP97
Zygmunt E Switkowski	2,500	—	—	2,500	—	—
Bruce Akhurst	2,500	—	—	2,500	—	—
Douglas Campbell	2,500	—	—	2,500	—	—
Michael Rocca	2,500	—	—	2,500	—	—
John Stanhope	2,500	—	—	2,500	—	—
TESOP99
Zygmunt E Switkowski	400	—	—	400	—	—
Bruce Akhurst	400	—	—	400	—	—
Douglas Campbell	400	—	—	400	—	—
Deena Shiff	400	—	—	400	—	—
John Stanhope	400	—	—	400	—	—

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
34. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2006 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million. The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June 2006.
There are no income tax consequences for the Telstra Group and Telstra Entity resulting from the declaration and payment of the final ordinary dividend, except for $745 million franking debits arising from the payment of this dividend that will be adjusted in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management
Financial risk factors
We undertake transactions in a range of financial instruments including:
•	cash assets;

•	receivables;

•	payables;

•	deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations;

•	various forms of borrowings, including medium term notes, commercial paper, bank loans and private placements; and

•	derivatives.
Our activities result in exposure to a number of financial risks, including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk.
Our overall risk management program seeks to mitigate these risks and reduce volatility on our financial performance. Risk management is carried out centrally by our Treasury department, which is part of our Finance and Administration business unit, under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and nonderivative financial instruments, and the investment of excess liquidity.
We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that we use to hedge risks such as interest rate and foreign currency movements include:
•	cross currency swaps;

•	interest rate swaps; and

•	forward foreign currency contracts.
We do not speculatively trade in derivative instruments. Our derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from our business activities.
Comparatives
We have elected to apply the exemption available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) to apply AASB132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005. We have elected to early adopt AASB 7: “Financial Instruments: Disclosures” from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed.
Risks and mitigation
The risks associated with our main financial instruments and our policies for minimising these risks are detailed below.
(a) Market risk
Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.
Interest rate risk arises from interest bearing financial assets and liabilities that we use. Non-derivative interest-bearing assets are predominantly short term liquid assets. Our interest rate liability risk arises primarily from long term foreign debt issued at fixed rates which exposes us to fair value interest rate risk. Our borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Our debt is sourced from a number of financial markets covering domestic and offshore, short term and long term funding. The majority of our debt consists of foreign currency denominated borrowings. We manage our debt in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles. Specifically, we manage interest rate risk on our net debt portfolio by:
•	controlling the proportion of fixed to variable rate positions in accordance with target levels;

•	ensuring access to diverse sources of funding;

•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	undertaking hedging activities through the use of derivative instruments.
We manage the interest rate exposure on our net debt portfolio to adjust the ratio of fixed interest debt to variable interest debt to our target rates, as required by our debt management policy. Where the actual interest rate profile on the physical debt profile differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust towards the target net debt profile. Under the interest rate swaps we agree with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.
We hedge interest rate and currency risk on most of our foreign currency borrowings by entering into cross currency principal swaps and interest rate swaps when required, which have the economic effect of converting foreign currency borrowings to Australian dollar borrowings.
The ‘Derivative financial instruments and hedging activities’ contained in this note provides further information.
The exposure to interest rate changes and the contractual repricing timeframes at 30 June 2006 on our floating rate financial instruments, which do not have offsetting risk positions, are shown in Table A below. These instruments also include cross currency swaps used to hedge our net foreign investments.

	Contractual repricing dates
	Notional / Principal
Table A	amounts
	6 months or less
	Telstra	Telstra
	Group	Entity
	As at 30 June	As at 30 June
	2006	2006
	$m	$m
Floating rate instruments
Financial assets
Cash at bank	181	32
Bills of exchange and commercial paper	451	387
Cross currency swaps	511	511

Financial liabilities
Bills of exchange and commercial paper	1,457	1,457
Interest rate swaps	450	450
Cross currency swaps	5,246	5,246
Bank loans	111	110

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Interest rates on our fixed and floating rate financial instruments which do not have offsetting risk positions are shown in Table B below. Foreign interest rate positions on our foreign cross currency and foreign interest rate swaps and on the majority of our foreign borrowings are fully offset, resulting in a nil net foreign interest position.
Accordingly, apart from some foreign borrowings and cross currency swaps which are used to hedge our net foreign investments, only the Australian interest rate positions are included in the table below.

Table B		Telstra Group			Telstra Entity
		As at 30 June 2006			As at 30 June 2006
			Interest rate range			Interest rate range
		Average			Average
		rate (a)	From	To	rate (a)	From	To
	Note	%	%	%	%	%	%

Australian dollar interest rates
Fixed rate instruments
Financial liabilities
Interest rate swaps		6.47	5.60	7.66	6.47	5.60	7.66
Cross currency swaps		6.69	6.25	7.05	6.69	6.25	7.05
Telstra bonds		7.21	6.48	12.60	7.21	6.48	12.60
Finance lease liabilities		9.33	7.56	10.50	7.56	7.56	7.56
Deferred cash settlements		12.40	12.00	12.90	—	—	—
Floating rate instruments
Financial assets
Cash and cash equivalents		5.87	5.75	5.93	5.87	5.75	5.93
Cross currency swaps		5.89	5.89	5.89	5.89	5.89	5.89
Financial liabilities
Bills of exchange and commercial paper		5.68	5.65	5.73	5.68	5.65	5.73
Interest rate swaps		6.21	5.34	7.71	6.21	5.34	7.71
Cross currency swaps		6.67	5.88	7.49	6.67	5.88	7.49
Bank loans		5.82	5.80	5.85	5.82	5.80	5.85
Foreign currency interest rates
Fixed rate instruments
Financial liabilities
Other loans (c)		7.11	7.03	7.19	7.11	7.03	7.19
Floating rate instruments
Financial liabilities
Bills of exchange and commercial paper (c)		7.48	7.44	7.54	7.48	7.44	7.54
Cross currency swaps — Hong Kong dollar (c)		4.61	4.60	4.62	4.61	4.60	4.62
Financial assets
Cash at bank		5.00	0.16	7.25	—	—	—

(a)	The average rate is calculated as the weighted average (based on principal/notional value) effective interest rate.

(b)	The effective yield (effective interest rate) on our net debt at 30 June 2006 was 6.85% for the Telstra Group and 6.51% for the Telstra Entity.

(c)	Used to hedged our net foreign investments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Sensitivity analysis
Table C shows the effect on profit and equity after tax as at 30 June 2006 if interest rates at that date had been 10 per cent higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves is assumed.
Also included in Table C is the effect on finance costs on our floating rate instruments if interest rates had been 10 per cent higher or lower during the year.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of both short term and long term Australian dollar interest rates. A 10 per cent sensitivity would move short term interest rates from around 6.25% to 6.875% representing a 62.5 basis points shift. This would represent two to three rate increases which is reasonably possible in the current environment with the bias coming from the Reserve Bank of Australia and confirmed by market expectations that interest rates in Australia are more likely to move up than down in the coming period.
It should be noted that the results reflect the net impact on a hedged basis which will be primarily reflecting the Australian dollar floating or Australian dollar fixed position from the cross currency and interest rate swap hedges and therefore it is the movement in the Australian dollar interest rates which is the important assumption in this sensitivity analysis.
The impact of the sensitivity analysis on finance costs is due to two factors, the impact on interest expense being incurred on our net floating rate Australian dollar positions during the year and the ineffectiveness resulting from the change in fair value of both our derivatives and borrowings which are designated in a fair value hedge. These two factors offset each other as the ineffective component results in a gain and the increase in finance costs results in an increase in expense. The net impact on net profit is relatively small reflecting the hedge strategy adopted by Telstra in terms of repricing risk.

Table C	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
			Equity (Cash			Equity (Cash
			flow hedging		Profit before	flow hedging
	Finance costs	Net profit	reserve)	Finance costs	income tax	reserve
	$m	$m	$m	$m	$m	$m

If interest rates were 10 per cent higher with all other variables held constant — increase/(decrease)	8	(8)	29	8	(8)	29
If interest rates were 10 per cent lower with all other variables held constant — increase/(decrease)	(8)	8	(29)	(8)	8	(29)
(ii) Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates. Our foreign currency exchange risk arises primarily from:
•	borrowings denominated in foreign currencies;

•	firm commitments or highly probable forecast transactions for receipts and payments settled in foreign currencies or with prices dependent on foreign currencies; and

•	net investments in foreign operations.
We are exposed to foreign exchange risk from various currency exposures, primarily with respect to:
•	United States dollars;

•	British pounds sterling;

•	New Zealand dollars;

•	Euro;

•	Swiss francs;

•	Hong Kong dollars;

•	Japanese yen;

•	Swedish krona; and

•	Singapore dollar.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(ii) Foreign currency risk (continued)
Our economic foreign currency risk is assessed for each individual currency and for each hedge type, calculated by aggregating the net exposure for that currency for that hedge type.
We minimise our exposure to foreign currency risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where this is not possible we manage our exposure as follows.
Foreign exchange risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. We hedge a proportion of these transactions (such as international telecommunications traffic transactions settled in foreign currencies) in each currency in accordance with our risk management policy.
Cash flow foreign currency risk arises primarily from foreign currency overseas borrowings. We hedge this risk on the major part of our foreign currency denominated borrowings by effectively converting them to Australian dollar borrowings by entering into cross currency swaps at inception to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into Australian dollars where they are used as hedges for foreign exchange exposure such as translation foreign exchange risk from our offshore business investments.
Foreign currency risk also arises on translation of the net assets of our non-Australian controlled entities which have a different functional currency. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. We manage this translation foreign exchange risk with forward foreign currency contracts, cross currency swaps and/or borrowings denominated in the currency of the entity concerned.
Where a subsidiary hedges foreign exchange transactions it designates hedging instruments with the Treasury department as fair value hedges or cash flow hedges as appropriate. External foreign exchange contracts are designated at the group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions.
Also refer to ‘Derivative financial instruments and hedging activities’ contained in this note.
Sensitivity analysis
The following Table D shows the effect on profit and equity after tax as at 30 June 2006 from a 10 percent adverse/favourable movement in exchange rates at that date on a total portfolio basis with all other variables held constant, taking into account all underlying exposures and related hedges.
Adverse versus favourable movements are determined relative to the underlying exposure. An adverse movement in exchange rates implies an increase in our foreign currency risk exposure and a worsening of our financial position. A favourable movement in exchange rates implies a reduction in our foreign currency risk exposure and an improvement of our financial position.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on an historical basis and market expectations for future movement. Looking at the Australian dollar exchange rate against the United States dollar, the year end rate of 0.74235 would generate a 10 per cent adverse position of 0.6681 and a favourable position of 0.8166. This range is considered reasonable given the historic ranges that have been observed, for example over the last five years, the Australian dollar exchange rate against the US dollar has traded in the range 0.7985 to 0.4848.
Our foreign currency risk exposure from recognised assets and liabilities arises primarily from our long term borrowings denominated in foreign currencies. There is no significant impact on profit from foreign currency movements associated with these borrowings as they are effectively hedged.
The net gain in the cash flow hedge reserve reflects the result of exchange rate movements on the derivatives held in our cash flow hedges which will be released to the income statement in the future as the underlying hedged items affect profit.
For the Telstra Group, our foreign currency translation risk associated with our foreign investments results in some volatility to the foreign currency translation reserve. The impact on the foreign currency translation reserve relates to the hedging of our net investments in New Zealand dollars and Hong Kong dollars where the notional amount hedged equates to approximately 40%. The net loss of $211 million in the foreign currency translation reserve takes into account the related hedges and represents the impact of the unhedged portion. For the Telstra Entity there is a gain of $78 million resulting from the hedging instruments used to hedge our net foreign investments. This amount is transferred to the foreign currency translation reserve in the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Sensitivity analysis

Table D	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Equity			Equity
	(foreign	Equity		(foreign	Equity
	currency	(cash flow		currency	(cash flow
	translation	hedging		translation	hedging
	reserve)	reserve)	Net profit	reserve)	reserve)
	$m	$m	$m	$m	$m

If there was a 10% adverse movement in exchange rates with all other variables held constant — increase/(decrease)	(211)	43	78	—	41
If there was a 10% favourable movement in exchange rates with all other variables held constant — increase/(decrease)	211	(43)	(78)	—	(41)
(b) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our balance sheet. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we manage exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
The major concentrations of credit risk for the Telstra Group and the Telstra Entity arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. We have policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with our policy requirements.
One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of financial institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure on financial assets outstanding at balance date (which includes a time based volatility allowance (VAR)) by country of financial institution is included in Table E below.

Table E	Telstra Group		Telstra Entity
	Credit risk concentrations (VAR based)
	As at 30 June 2006		As at 30 June 2006
	%	$m	%	$m
Australia	34.6	1,983	35.1	1,983
United States	32.5	1,858	32.9	1,858
Japan	3.9	223	3.9	223
Europe	14.1	807	14.3	807
United Kingdom	4.0	229	4.1	229
Canada	2.3	133	2.4	133
Switzerland	7.1	409	7.2	409
Hong Kong	1.0	59	—	—
New Zealand	0.5	26	0.1	9

	100.0	5,727	100.0	5,651

Our maximum exposure to credit risk based on the recorded amounts of our financial assets reported at 30 June 2006, net of any applicable provisions for loss, amounts to $4,889 million for the Telstra Group and $4,357 million for the Telstra Entity. For the Telstra Group this comprises current financial assets of $4,411 million (Telstra Entity: $3,839 million) and non current financial assets of $478 million (Telstra Entity: $518 million). Details of our financial assets are shown in Table G. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis.
We do not have any other significant operating exposure to any individual contracting entity.
We may also be subject to credit risk for transactions which are not included in the balance sheet, such as when we provide a guarantee for another party. Details of our contingent liabilities and contingent assets are available at note 27.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place;

•	generally use instruments that are tradeable in highly liquid markets; and

•	have a liquidity portfolio structure that requires surplus funds to be invested within various bands of liquid instruments ranging from ultra liquid, highly liquid and liquid instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk (continued)
The contractual maturity of our fixed and floating rate financial liabilities and derivatives at 30 June 2006 are shown in Table F below.

Table F	Telstra Group				Telstra Entity
	As at 30 June 2006				As at 30 June 2006
	Contractual maturity				Contractual maturity
	(nominal cash flows)				(nominal cash flows)
	Less than	1 to 2	2 to 5	over	Less than	1 to 2	2 to 5	over 5
	1 year	years	years	5 years	1 year	years	years	years
	$m	$m	$m	$m	$m	$m	$m	$m

Derivative financial assets and liabilities
Derivative financial liabilities
Interest rate swaps — pay fixed (i)	(17)	(15)	(16)	(16)	(17)	(15)	(16)	(16)
Interest rate swaps — pay variable (i)	2	(1)	(7)	(7)	2	(1)	(7)	(7)
Cross currency swaps — AUD leg (fixed) (ii)	(18)	(18)	(54)	(316)	(18)	(18)	(54)	(316)
Cross currency swaps — AUD leg (variable) (ii)	(837)	(1,648)	(3,716)	(3,153)	(837)	(1,648)	(3,716)	(3,153)
Forward foreign currency contracts (ii)	(779)	—	—	—	(779)	—	—	—
Derivative financial assets
Interest rate swaps — receive fixed (i)	61	39	97	56	61	39	97	56
Interest rate swaps — receive variable (i)	1	2	7	—	1	2	7	—
Cross currency swaps — foreign leg (fixed) (ii)	53	1,072	69	166	53	1,072	69	166
Cross currency swaps — foreign leg (variable) (ii)	647	359	3,351	2,724	647	359	3,351	2,724
Forward foreign currency contracts (ii)	773	—	—	—	773	—	—	—
Non-derivative financial liabilities
Telstra bonds	(184)	(184)	(1,428)	(2,014)	(184)	(184)	(1,428)	(2,014)
Bank loans	(111)	—	—	—	(110)	—	—	—
Other loans	(866)	(1,813)	(4,656)	(4,553)	(866)	(1,813)	(4,656)	(4,553)
Finance lease liabilities	(13)	(12)	(23)	(52)	(7)	(6)	(10)	—
Bills of exchange and commercial paper	(1,490)	—	—	—	(1,490)	—	—	—
Deferred cash settlements	(123)	(10)	(29)	(283)	—	—	—	—
Non-derivative financial assets
Bills of exchange and commercial paper	451	—	—	—	387	—	—	—

(i)	net amounts for interest rate swaps for which net cash flows are exchanged.

(ii)	contractual amounts to be exchanged representing gross cash flows to be exchanged.

(iii)	for floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last re-pricing date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities
The carrying amounts and fair value of our financial assets and financial liabilities is shown in Table G below:

Table G	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$m	$m	$m	$m

Financial assets — current
Cash at bank and on hand	238	238	87	87
Bills of exchange and commercial paper	451	451	387	387
Trade debtors	2,421	2,421	1,771	1,771
Accrued revenue	1,027	1,027	971	971
Amounts owed by controlled entities	—	—	416	416
Other receivables	253	253	186	186
Cross currency swap hedge receivable	20	20	20	20
Forward contract asset	1	1	1	1

	4,411	4,411	3,839	3,839

Financial assets — non current
Amounts owed by jointly controlled and associated entities	14	14	—	—
Amounts owed by controlled entities	—	—	60	60
Other receivables	73	73	67	67
Cross currency swap hedge receivable	222	222	222	222
Interest rate swap asset	169	169	169	169

	478	478	518	518

	4,889	4,889	4,357	4,357

Financial liabilities — current
Trade creditors	738	738	586	586
Accrued interest and other accrued expenses	2,440	2,440	2,111	2,111
Other creditors	269	269	171	171
Amounts owed to controlled entities	—	—	197	197
Deferred cash settlements	123	123	—	—
Loans from wholly owned controlled entities	—	—	1,408	1,408
Bills of exchange and commercial paper	1,457	1,481	1,457	1,481
Bank loans	111	111	110	110
Other loans	394	396	394	396
Finance leases	7	7	5	5
Cross currency swap hedge payable	6	6	6	6
Forward contract liability	6	6	6	6

	5,551	5,577	6,451	6,477

Financial liabilities — non current
Other creditors	70	70	65	65
Deferred cash settlements	127	127	—	—
Telstra bonds	2,613	2,658	2,613	2,658
Other loans	8,748	9,336	8,748	9,273
Finance leases	48	48	15	15
Cross currency hedge payable	612	612	612	612
Interest rate swap payable	156	156	156	156

	12,374	13,007	12,209	12,779

	17,925	18,584	18,660	19,256

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities (continued)
(i) Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value.
(ii) The reported balance of our borrowings and derivative instruments excludes accrued interest which is recorded in current ‘trade and other receivables’ and current ‘trade and other payables’ in the balance sheet.
(iii) Derivative financial assets and derivative financial liabilities are carried at fair value. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
(iv) The fair value of the Telstra bonds is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve (refer also to note 2.27). The carrying value of Telstra bonds is at amortised cost.
(v) Other loans comprise predominantly foreign denominated debt. The difference between the fair value and carrying value arises from the mixed measurement bases where only part of the foreign currency borrowing portfolio is carried at fair value with the remaining part at amortised cost. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
The carrying amount of other loans are denominated in the following currencies:

Table H	Telstra Group	Telstra Entity
	Carrying value
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Australian dollar	245	245
Euro	6,336	6,336
United States dollar	1,028	1,028
United Kingdom pound	487	487
Japanese yen	472	472
New Zealand dollar	164	164
Swiss francs	326	326
Singapore dollar	84	84

	9,142	9,142

(vi) During the year we incurred impairment losses on our financial assets of $163 million for the Telstra Group and $520 million for the Telstra Entity. For the Telstra Group impairment losses comprised $161 million on trade and other receivables and $2 million on amounts owed by associated entities. For the Telstra Entity impairment losses comprised $138 million on trade and other receivables and $382 million on amounts owed by controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities
We hold a number of different financial instruments to hedge risks relating to underlying transactions. Our major exposure to interest rate risk and foreign currency risk arises from our long term borrowings. Details of our hedging activities are provided below.
We designate certain derivatives as either:
•	hedges of the fair value of recognised liabilities (fair value hedges);

•	hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges); or

•	hedges of a net investment in a foreign operation (net investment hedge).
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The terms and conditions in relation to our derivative instruments are similar to the terms and conditions of the underlying hedged items. During the year we discontinued hedge accounting for our British pound borrowing in a fair value hedge. There was no material impact on our income statement. All other hedging relationships were effective at the reporting date.
For further details reference should be made to note 2.26.
(a) Fair value hedges
During the period we held cross currency principal and interest rate swaps to mitigate our exposure to changes in the fair value of foreign denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of our foreign currency denominated borrowings. The changes in the fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowings to floating Australian dollar borrowings.
Gains or losses from remeasuring the fair value of the hedge instrument are recognised within ‘finance costs’ in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. This net result largely represents ineffectiveness attributable to movements in Telstra’s borrowing margins. The remeasurement of the hedged items resulted in a loss before tax of $3 million (Telstra Entity: $3 million) and the changes in the fair value of the hedging instruments resulted in a gain before tax of $29 million (Telstra Entity: $29 million) resulting in a net gain before tax of $26 million (Telstra Entity: $26 million) recorded in ‘finance costs’ in the 2006 financial year.
The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of statistical methods using a regression analysis. Regression analysis is used to analyse the relationship between the derivative instruments (the dependent variable) and the underlying borrowings (the independent variable). The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.
Refer to Table J and Table K for the value of our derivatives designated as fair value hedges at 30 June 2006.
(b) Cash flow hedges
Cash flow hedges are used to hedge exposures relating to our borrowings and our ongoing business activities, where we have highly probable purchase or settlement commitments in foreign currencies.
During the year, we entered into cross currency and interest rate swaps as cash flow hedges of future payments denominated in foreign currency resulting from our long-term overseas borrowings. The hedged items designated were a portion of the outflows associated with these foreign denominated borrowings. The objective of this hedging is to hedge foreign currency risks arising from spot rate changes and thereby mitigate the risk of payment fluctuations as a result of exchange rate movements.
We also entered into forward foreign currency contracts as cash flow hedges to hedge forecast transactions denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency payments for operating and capital items.
The effectiveness of the hedging relationship relating to our borrowings is calculated prospectively and retrospectively by means of statistical methods using a regression analysis. The actual derivative instruments in a cash flow hedge are regressed against the hypothetical derivative. The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in cash flows achieved by the hedge.
The effectiveness of our hedges relating to highly probable transactions is assessed prospectively based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedging instrument and the hedged item attributable to exchange rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(b) Cash flow hedges (continued)
The effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to other revenue or other expenses in the income statement. In our hedge of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our cash flow hedges.
If a forecast transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were deferred in equity are transferred immediately to the income statement. During the year we did not discontinue hedge accounting for forecast transactions no longer expected to occur.
During 2006, net gains totalling $229 million after tax (Telstra Entity: $229 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains amounting to $294 million after tax (Telstra Entity: $295 million) recognised in the cash flow hedge reserve were transferred to the income statement during the year.
Refer to Table J, Table K and Table L for the value of our derivatives designated as cash flow hedges at 30 June 2006.
The following table shows the maturities of the payments, that is when the cash flows are expected to occur.

Table I	Telstra Group	Telstra Entity
	Nominal cash outflows
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Highly probable forecast purchases (i)
- less than one year	(757)	(734)

Borrowings (ii)
- less than one year	(431)	(431)
- one to five years	(2,924)	(2,924)
- greater than five years	(1,978)	(1,978)

	(5,333)	(5,333)

(i)	These amounts will affect our income statement in the same time period as the cash flows are expected to occur except for purchases of fixed assets in which case the gains and losses on the associated hedging instruments are included in the measurement of the initial cost of the asset. The hedged asset purchases affect profit as the assets are depreciated over their useful lives. Included in the forecast purchases of $757 million (Telstra Entity: $734 million) are $593 million of fixed asset purchases (Telstra Entity: $593 million).

(ii)	The impact on our income statement from foreign currency translation movements associated with these hedged borrowings is expected to be nil as these borrowings are effectively hedged.
(c) Hedges of net investments in foreign operations
We have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited (CSL). This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars. We hedge our investments in foreign operations to mitigate exposure to this risk using forward foreign currency contracts, cross currency swaps and/or borrowings in the relevant currency of the investment.
The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the hedging instruments and the change in the value of the hedged net investment from spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective. The prospective effectiveness test is performed based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(c) Hedges of net investments in foreign operations (continued)
Gains or losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are effective. The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
Gains or losses on any portion of the hedge determined to be ineffective are recognised in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our net investment hedges.
During the year net gains of $50 million on our hedging instruments were taken directly to equity in the foreign currency translation reserve in the consolidated balance sheet.
Refer to Table J and Table L for the value of our derivatives designated as hedges of net foreign investments at 30 June 2006.
In addition, included in the carrying value of ‘other loans’ and ‘bills of exchange and commercial paper’ at 30 June 2006 are New Zealand dollar denominated borrowings of $164 million (fair value: $164 million) and New Zealand dollar denominated commercial paper of $334 million (fair value: $334 million). These were designated as a hedging instrument of our net investment in TelstraClear. The loans are included within non current financial liabilities and the commercial paper is included within current financial liabilities of the Telstra Group and the Telstra Entity. A foreign exchange gain of $58 million on translation of these borrowings and commercial paper to Australian dollars was recognised in equity in the foreign currency translation reserve in the consolidated balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments
Derivative hedging instruments
Details of our derivative hedging instruments as at balance date are shown in Table J, Table K and Table L below. The fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.

Table J	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Cross currency swaps
Current
Cross currency swaps — designated cash flow hedges of other loans (i)	11	—	11	—
Cross currency swaps — designated fair value hedges of other loans	9	—	9	—
Cross currency swaps — designated hedge of net foreign investment	—	6	—	6

Total	20	6	20	6

Non current
Cross currency swaps — designated cash flow hedges of other loans (i)	53	350	53	350
Cross currency swaps — designated fair value hedges of other loans	169	259	169	259
Cross currency swaps — designated hedge of net foreign investment	—	3	—	3

Total	222	612	222	612

(i)	Gains or losses recognised in the cash flow hedging reserve in equity (refer note 22) on cross currency swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Table K	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Interest rate swaps
Non current
Interest rate swaps — designated cash flow hedges of other loans (ii)	106	107	106	107
Interest swaps — designated fair value hedges of other loans	63	49	63	49

Total	169	156	169	156

(ii)	Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on interest rate swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments (continued)
Derivative hedging instruments (continued)
The fair value of our net Australian dollar amounts receivable/ (payable), settlement dates and average contractual forward exchange rates are as follows:

Table L	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Forward foreign currency contracts
United States (US) dollars — designated as cash flow hedges: highly probable purchases
- less than 3 months, at contractual forward exchange rates averaging United States dollars 0.7328	—	2	—	2
- 3 to 12 months, at contractual forward exchange rates averaging United States dollars 0.7347	—	2	—	2

	—	4	—	4

New Zealand (NZ) dollars — designated as hedge: net foreign investment
- 3 than 12 months, at contractual forward exchange rates averaging New Zealand dollars 1.1946	—	2	—	2

Hong Kong (HK) dollars — designated as hedge: net foreign investment
- 3 to 12 months, at contractual forward exchange rates averaging Hong Kong dollars 5.7248	1	—	1	—

Total	1	6	1	6

(i) Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on forward foreign exchange contracts as at 30 June 2006 will be released to the income statement at dates when the cash flow from the underlying forecast transactions will occur. However, where the underlying forecast transaction is a purchase of a nonfinancial asset (for example, inventory or a fixed asset) the gain or loss in the cash flow hedging reserve will be transferred and included in the measurement of the initial cost of the asset at the date the asset is recognised.
(ii) Other forward exchange contracts which are not included in the above designated hedging relationships have been entered into to hedge exposure of other payables and receivables recognised in the balance sheet. These balances are not significant.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
Breaches
During the year we have not breached any of our agreements with our lenders.
Capital Risk Management
Our objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
We monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘borrowings’ and ‘derivative financial instruments’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
During 2006, our strategy was to maintain the net debt gearing ratio within 55 to 75 per cent, in order to secure access to finance at a reasonable cost.
The gearing ratios at 30 June 2006 were as follows:

	Telstra Group	Telstra Entity
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Total borrowings	13,746	14,642
less cash and cash equivalents	(689)	(474)
Net debt	13,057	14,168
Total equity	12,832	12,115
Total capital	25,889	26,283

Gearing ratio	50.4%	53.9%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards
We are required by the Corporations Act 2001 to prepare our financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the year ended 30 June 2005. Most of the adjustments on transition were required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
Amendments to A-IFRS transition adjustments disclosed at 31 December 2005
We have made certain amendments to the impacts of adopting A-IFRS on the Telstra Group disclosed at 31 December 2005. These amendments are set out below.
(i) 3G spectrum licence
Under previous Australian Generally Accepted Accounting Principles (AGAAP) we expensed the annual payments made under our Hong Kong 3G spectrum licence as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
Based on the IFRS interpretation adopted by other 3G mobile operators in Hong Kong, on transition we have recorded an intangible asset of $121 million (30 June 2005: $108 million) associated with our Hong Kong 3G spectrum licence. This includes $25 million (30 June 2005: $24 million) previously capitalised under AGAAP as part of property, plant and equipment. A corresponding accrual liability has also been recorded.
This intangible asset is amortised over the term of the licence agreement. Net profit before tax has increased by $4 million for the year ended 30 June 2005 due to this additional amortisation and the unwinding of the present value discount on the accrual, partially offset by the elimination of the licence expense. For further details refer to note 36(k).
The recognition of this spectrum licence has resulted in a reduction in the deferred tax liability of the Telstra Group as at 1 July 2004 of $21 million (30 June 2005: $19 million).
(ii) Determination of tax bases
The tax base of our defined benefit asset changed as a result of an interpretation on the treatment of the contribution tax adjustment made to the carrying value of the asset. As a result there was an increase to the deferred tax liability associated with the defined benefit asset on transition of $24 million (30 June 2005: $11 million).
In addition, we reduced the deferred tax asset of one of our controlled entities due to the reassessment of the tax base of certain items of property, plant and equipment on transition by $28 million (30 June 2005: $29 million).
For further details refer to note 36(c).
(iii) Operating leases
Under A-IFRS operating lease rental expense is recognised on a straight line basis over the term of the lease, even if the payments are not on that basis. Under previous AGAAP operating lease rentals were expensed as incurred. This has resulted in the recognition of an additional non-current liability on transition to A-IFRS of $37 million (30 June 2005: $48 million). Operating lease expense increased by $11 million for the year ended 30 June 2005. Refer to note 36(e) for further details.
A-IFRS adjustments with effect from 1 July 2004
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under previous AGAAP we recognised an expense for all restricted shares, performance rights, deferred shares and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense was equal to the funding provided to the Telstra Growthshare Trust (Growthshare) to purchase Telstra shares on market to underpin these equity instruments, and was recognised in full in the income statement when the funding was provided. Under previous AGAAP, we did not recognise an expense for options issued on the basis that instrument holders are required to pay the option exercise price once the options vest and are exercised.
Under AASB 2, we recognise an expense for all share-based remuneration. This expense is based on the fair value of the equity instruments issued, determined at the grant date. The fair value is calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated is charged against profit over the relevant vesting period, adjusted to reflect actual and expected levels of vesting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we elected not to apply AASB 2 to equity instruments granted prior to 7 November 2002.
This approach gave rise to a net positive transitional adjustment to retained profits. If we had not made this election, resulting in all equity instruments granted prior to 7 November 2002 being subject to AASB 2, then opening retained profits on transition would decrease, with a corresponding increase in share capital.
Furthermore, there would have been an increase in labour expense for the year ended 30 June 2005. Equity instruments granted prior to 7 November 2002, for which we have elected not to apply AASB 2, include those granted under Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99), as well as certain Growthshare issues.
We own 100% of the equity of Telstra Growthshare Pty Ltd and the Telstra ESOP Trustee Pty Ltd, the corporate trustees for the Telstra Growthshare Trust (Growthshare), TESOP97 and TESOP99, which administer our share-based payment plans. Under previous AGAAP we did not control or significantly influence these trusts, as beneficial ownership and control remained with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we have included the results, position and cash flows of Growthshare, TESOP97 and TESOP99 within our financial statements.
(i) On transition as at 1 July 2004
To record the initial recognition of Growthshare within the Telstra Group and Telstra Entity, the loan receivable from Growthshare was eliminated ($65 million), share capital reduced to reflect the shares held by Growthshare in the Telstra Entity ($117 million), and the cash held by Growthshare was recognised ($3 million).
Other assets and liabilities held by the trusts were considered insignificant to Telstra Group and Telstra Entity.
Shares issued under TESOP97 and TESOP99, in conjunction with the non-recourse loans, have been accounted for as options. As a result, the outstanding balance of the loans to employees under TESOP97 and TESOP99 amounting to $174 million (comprising $24 million current receivables and $150 million non current receivables), was deducted from share capital of the Telstra Group and Telstra Entity on transition to A-IFRS.
A transitional adjustment to increase Telstra Group and Telstra Entity opening retained profits by $55 million represents the reversal of the expense previously recorded under AGAAP. We also recognised a transitional expense in retained profits under AASB 2 of $4 million relating to the amortisation over the vesting period of equity instruments issued subsequent to 7 November 2002. This transitional expense increased share capital by $4 million.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group and Telstra Entity at 30 June 2005 was to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Labour expense decreased by $10 million, finance income decreased by $2 million, and dividends decreased by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
We previously amortised goodwill over the period of expected benefit, not exceeding 20 years. Under A-IFRS goodwill acquired in a business combination is not amortised, but instead is subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it is recognised immediately in the income statement.
Under the transitional arrangements of AASB 1 we had the option of applying AASB 3 prospectively from the transition date to
A-IFRS (from 1 July 2004). We chose this option rather than to restate all previous business combinations. If this election had not been made, there would not have been a significant impact on the balance sheet or income statement because our accounting for significant business combinations under previous AGAAP was consistent with A-IFRS and USGAAP, whereby we recognised all identifiable assets and liabilities upon acquisition, including intangible assets.
The impact of AASB 3 and associated transitional arrangements is as follows:
•	all prior business combination accounting was frozen as at 1 July 2004; and

•	the value of goodwill was frozen as at transition date, with any amortisation that was reported under previous AGAAP subsequent to transition date was reversed for A-IFRS restatements.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 3.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(b) AASB 3: “Business Combinations” (AASB 3) (continued)
(ii) At 30 June 2005
The effect on the Telstra Group at 30 June 2005 of the cessation of amortisation of goodwill was to increase goodwill and decrease amortisation expense by $145 million (Telstra Entity: $4 million). Investments accounted for using the equity method increased by $2 million for the Telstra Group, with a corresponding decrease in share of net loss from jointly controlled and associated entities.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, was adopted, replacing the “income statement approach” required by previous AGAAP. Under the new method we generally recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax base.
The adoption of the “balance sheet approach” has resulted in a number of additional deferred tax balances being recognised, as well as adjustments to existing deferred tax balances. Furthermore, additional deferred tax liabilities have been recognised associated with fair value adjustments on entities acquired by us. Where the acquisition has occurred after 1 July 2004 a corresponding adjustment has been made to goodwill in accordance with AASB 3.
The Telstra Entity has formed a tax consolidated group with its Australian resident wholly owned subsidiaries. Under previous AGAAP the Telstra Entity, as head entity of the tax consolidated group, recognised tax balances for all entities in the group.
Under A-IFRS and in accordance with UIG 1052 “Tax Consolidation Accounting” (UIG 1052), the Telstra Entity only accounts for its own tax balances, with the exception of the following:
•	the current tax liability for the tax consolidated group; and

•	the current and deferred tax arising from unused tax losses and tax credits for all entities in the tax consolidated group.
Under UIG 1052, the current tax liability of the tax consolidated group is required to be allocated to each of the entities in the group. As there was no tax funding arrangement in place at 30 June 2005, this allocation was recorded as a contribution by or distribution to the Telstra Entity.
(i)	On transition as at 1 July 2004
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the transition to other A-IFRS standards. The transition adjustment comprised:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Operating leases	36	(e)	(11)	(11)
Defined benefit asset	36	(f)	159	158
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(21)	—
Handset subsidies	36	(k)	(72)	(72)

Net decrease in deferred tax liabilities			(74)	(54)

A corresponding increase in opening retained profits was recorded as a result of these adjustments.
In addition, there was a transitional adjustment to deferred tax liabilities as a result of the change in accounting for income taxes to the balance sheet approach, and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	77	77
Tax effect of fair value adjustments on entities acquired by us	66	—
Adoption of UIG 1052	—	329
Adjustments to plant and equipment and other temporary differences	(105)	(104)

Net increase in deferred tax liabilities	38	302

For the Telstra Group opening retained profits decreased by $6 million (Telstra Entity: $142 million), and the asset revaluation reserve reduced by $32 million (Telstra Entity: $83 million) as a result of these entries. Furthermore, the balance of investments recorded by the Telstra Entity increased by $77 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
(ii) At 30 June 2005
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the impact of other A-IFRS standards as at 30 June 2005. This adjustment consisted of:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Deferred payment for equipment	36	(d)	(8)	—
Operating leases	36	(e)	(14)	(14)
Defined benefit asset	36	(f)	79	79
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(19)	—
Handset subsidies	36	(k)	(91)	(91)

Net decrease in deferred tax liabilities			(182)	(155)

The Telstra Group and Telstra Entity retained profits increased by $24 million due to the tax effect of the defined benefit actuarial loss. Telstra Group tax expense for the year ended 30 June 2005 decreased by $84 million (Telstra Entity: $77 million).
In addition, an adjustment to deferred tax liabilities was attributable to the change in accounting for income taxes to the balance sheet approach and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	74	74
Tax effect of fair value adjustments on entities acquired by us	104	—
Adoption of UIG 1052	—	299
Adjustments to plant and equipment and other temporary differences	(77)	(83)

Net increase in deferred tax liabilities	101	290

As a result of adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $63 million and the FCTR increased by $9 million as at 30 June 2005. Income tax expense for the Telstra Group for the year ended 30 June 2005 increased by $8 million.
For the Telstra Entity, investments increased by $107 million as at 30 June 2005. Dividend revenue increased by $223 million and income tax expense increased by $182 million for the year ended 30 June 2005.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under the transitional exemptions of AASB 1 we had the option to use an asset’s fair value, or previously revalued amount, as its deemed cost from the date of transition. We elected to apply the cost model under AASB 116, and therefore the carrying value of our property, plant and equipment (some of which had been previously revalued) and intangible assets on the date of transition were deemed to be cost under A-IFRS. If this election had not been made, we would have had to restate these assets to their original historical cost.
On transition to A-IFRS an entity is required to derecognise items where A-IFRS does not permit such recognition. As we have adopted the cost model under AASB 116, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance, after taking into consideration other A-IFRS adjustments, has been transferred to the general reserve.
Under previous AGAAP, we recognised the gross proceeds on sale of non current assets as revenue and the cost in other expenses. A-IFRS requires the net gain on sale of non current assets to be classified as other income, not separately treated as revenue and other expenses.
(i) On transition as at 1 July 2004
For the Telstra Entity, the balance of the asset revaluation reserve of $194 million was transferred to the general reserve on transition to A-IFRS.
(ii) At 30 June 2005
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under previous AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under previous AGAAP, the release of interest associated with the unwinding of the present value discount was capitalised as part of property, plant and equipment until the assets were installed ready for use. Under A-IFRS the release of interest associated with the unwinding of the present value discount was expensed as incurred.
For the Telstra Group, the change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $37 million, and a decrease in current and non current payables of $10 million (comprising $3 million current and $7 million non current). Finance costs of the Telstra Group for the year ended 30 June 2005 increased by $27 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(d) AASB 116: “Property, Plant and Equipment” (AASB 116) (continued)
For the Telstra Group we have reclassified revenue of $476 million (Telstra Entity: $336 million) and other expenses of $215 million (Telstra Entity: $203 million) to other income associated with the net gain on sale of non current assets for the year ended 30 June 2005.
(e) AASB 117: “Leases” (AASB 117)
Under previous AGAAP, operating lease payments were expensed in the periods in which they were incurred. Under A-IFRS, operating lease payments are expensed on a straight line basis over the term of the lease, even if the payments are not on that basis. Where the lease contains a fixed rental increase each year, the total impact of the rental increase is expensed evenly over the lease term.
(i) On transition as at 1 July 2004
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $37 million, representing an increase to previously recognised operating lease expense associated with using the straight line method for A-IFRS, with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $48 million. For the year ended 30 June 2005, operating lease expense increased by $11 million.
(f) AASB 119: “Employee Benefits” (AASB 119)
Under previous AGAAP, we did not recognise an asset or liability on our balance sheet for the net position of the defined benefit plans we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, we recognised the net position of each plan as a transitional adjustment to the balance sheet, with a corresponding entry to retained profits. The transitional adjustment was based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119.
A revised AASB 119 was issued in December 2004 and applies to annual reporting periods beginning on or after 1 January 2006. We have elected under s.334(5) of the Corporations Act 2001 to early adopt this revised accounting standard for the financial year commencing 1 July 2004.
This revised standard is similar to the current accounting standard, with the exception of the treatment of actuarial gains and losses. This revised standard enables us to either:
•	recognise actuarial gains and losses directly in the income statement;

•	recognise actuarial gains and losses in the income statement using the “corridor approach”; or

•	recognise actuarial gains and losses directly in retained profits.
Under this revised standard, we have elected to recognise actuarial gains and losses directly in retained profits. The actuarial gains and losses are based on an actuarial valuation of each plan at reporting date. Other components of pension costs are recognised in the income statement as a labour expense. Where appropriate, this additional labour cost is capitalised as part of our constructed plant and equipment.
(i) On transition as at 1 July 2004
The Telstra Group adjustment on transition resulted in the recognition of a defined benefit asset of $537 million (Telstra Entity: $529 million), with a corresponding increase in opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to recognise a defined benefit asset of $247 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $90 million. Telstra Group labour expense increased by $175 million and depreciation expense increased by $1 million for the year ended 30 June 2005
The cumulative effect on the Telstra Entity balance sheet at 30 June 2005 was to recognise a defined benefit asset of $242 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $85 million. Telstra Group labour expense increased by $176 million and depreciation expense increased by $1 million for the year ended 30 June 2005.
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. Previously, we fixed goodwill and certain fair value adjustments in Australian dollars based on the exchange rate at the acquisition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121) (continued)
Under the transitional rules of AASB 1 we have taken advantage of an exemption that permits application of AASB 121 retrospectively to goodwill and fair value adjustments arising in all business combinations that occurred before the date of transition to A-IFRS. This exemption allows us to reset the goodwill and fair value adjustments to the functional currency of the foreign operations at the original date of acquisition. This adjustment is primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Under AASB 1 we have also applied an exemption that permitted the resetting of the FCTR to nil as at the date of transition to
A-IFRS.
(i) On transition as at 1 July 2004
The Telstra Group transitional adjustments to reset goodwill and fair value adjustments of foreign controlled entities resulted in a decrease to the FCTR of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The A-IFRS FCTR following these and other A-IFRS adjustments was $343 million. This FCTR balance was reset to nil with a corresponding decrease to opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to decrease goodwill by $454 million, increase other intangibles by $9 million, increase property, plant and equipment by $2 million and decrease FCTR by $111 million. The impact on the income statement for the year ended 30 June 2005 was a decrease in other expenses of $11 million representing a change in the functional currency of a foreign controlled entity.
(h) AASB 123: “Borrowing Costs”
In accordance with previous AGAAP, we previously capitalised borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that met the criteria for qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
(i) On transition as at 1 July 2004
We transferred the unamortised balance of capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This gave rise to a reduction in Telstra Group property, plant and equipment of $399 million (Telstra Entity: $367 million) and a reduction in software assets of $63 million (Telstra Entity: $63 million), with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group the effect on the balance sheet at 30 June 2005 was to decrease property, plant and equipment by $401 million (Telstra Entity: $374 million) and reduce software assets by $57 million (Telstra Entity: $57 million). Telstra Group depreciation expense decreased by $94 million (Telstra Entity: $90 million) and finance costs increased by $90 million (Telstra Entity: $90 million) for the year ended 30 June 2005.
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or jointly controlled entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or jointly controlled entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or jointly controlled entities to be treated as an extension of our equity investment. This treatment gave rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and jointly controlled entities that are incurring losses and have balances as described above.
(i) On transition as at 1 July 2004
On transition to AASB 128/131, there was a decrease to Telstra Group non current receivables of $208 million representing the capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset was deemed to be an extension of our investment in Reach under A-IFRS and was absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group was to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach was reset to nil as detailed in the adjustment outlined in note 36(g).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131) (continued)
(ii) At 30 June 2005
On 16 April 2005 we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU was recorded as a deferred expense under previous AGAAP and was being amortised over the term of the IRU being 15 years. As part of this arrangement, we agreed to fund Reach’s committed capital expenditure together with our co-shareholder PCCW Limited for the period until 2022, up to a value of US$106 million each, if required. Our share was disclosed as a contingent liability under previous AGAAP.
Under A-IFRS, the IRU was deemed to be an extension of our investment in Reach, similar to the capacity prepayment. Furthermore, our commitment to Reach for the committed capital expenditure required us to recognise additional equity accounted losses in Reach of $102 million for the year ended 30 June 2005. This gave rise to a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005 for the net present value of our share of the committed capital expenditure. Other assets - current decreased by $1 million, intangibles decreased by $217 million and trade and other payables decreased by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million associated with the unwinding of the present value discount, amortisation expense decreased by $3 million, finance income decreased by $18 million and exchange losses decreased by $20 million.
The effect on the Telstra Entity for our commitment to Reach for the committed capital expenditure was to recognise a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005. Other current assets decreased by $1 million, intangible assets increased by $87 million and trade and other payables decrease by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million and amortisation expense increased by $1 million.
Investments accounted for using the equity method decreased by $3 million as a result of the adoption of A-IFRS by our jointly controlled and associated entities. For the year ended 30 June 2005, our share of equity accounted losses increased by $3 million.
(j) AASB 136: “Impairment of Assets” (AASB 136)
Our accounting policy under previous AGAAP was to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We wrote down the value of the non current asset where the carrying amount exceeded recoverable amount. We assessed recoverable amount for a group of non current assets where those assets were considered to work together as one.
With the adoption of AASB 136, impairment of assets is assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard with the exception of the HFC network. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under previous AGAAP, we assessed recoverable amount on this same ubiquitous network basis, and as a result, there were no initial adjustments to the value of our network assets under A-IFRS.
Each of our controlled entities, jointly controlled entities and associated entities has also been assessed, and generally each significant entity has at least one separate cash generating unit in its own right. Under AGAAP, we assessed recoverable amount on a similar basis, and there is no initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses were recognised on transition to
A-IFRS.
(k) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under previous AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138. We have also reclassified some software assets from property, plant and equipment to intangible assets for software that is not an integral part of property, plant and equipment.
Under previous AGAAP, we capitalised the subsidised component of mobile handsets that were sold as part of a service contract as a subscriber acquisition cost. This capitalised balance was then amortised over the contract term.
UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry” (UIG 1042) was released by the AASB in December 2004 and prescribes the appropriate accounting treatment of subscriber acquisition costs based on the requirements of AASB 138. Specifically, UIG 1042 requires the cost of telephones provided to subscribers to be excluded from subscriber acquisition costs. As a result, under A-IFRS we have elected to expense mobile handset subsidies as incurred.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(k) AASB 138: “Intangible Assets” (AASB 138) (continued)
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
On adoption of AASB 138 and consistent with other 3G mobile operators in Hong Kong, the Telstra Group has recorded an intangible asset for this 3G spectrum licence, based on the present value of our expected future payments. This intangible asset is amortised over the term of the agreement. A corresponding accrual has also been recorded for our future obligations.
(i) On transition as at 1 July 2004
On transition, other current and non current assets of the Telstra Group and Telstra Entity decreased by $205 million and $34 million respectively for the write-off of deferred mobile handset subsidies, with a corresponding decrease in opening retained profits.
The intangible asset associated with our Hong Kong 3G spectrum licence amounted to $121 million on transition in the Telstra Group, representing the present value of our expected future payments under the licence. Under previous AGAAP these payments were expensed as incurred, with certain payments capitalised as part of the cost of our Hong Kong 3G network. Of the balance of the intangible asset, $25 million has been reclassified from property, plant and equipment that was capitalised under previous AGAAP. Trade and other payables have increased by $96 million ($3 million current and $93 million non current).
Software assets developed for internal use and deferred expenditure were reclassified from other assets and property, plant and equipment to intangible assets on transition to A-IFRS. This reclassification adjustment for the Telstra Group amounted to $2,601 million (Telstra Entity: $2,375 million) as at transition date. This comprised $286 million (Telstra Entity: $249 million) from other current assets, $2,292 million (Telstra Entity: $2,126 million) from other non current assets and $23 million from property, plant and equipment.
(ii) At 30 June 2005
The write-off of deferred mobile handset subsidies decreased other current and non current assets of the Telstra Group and Telstra Entity by $241 million and $62 million respectively. Goods and services purchased for the year ended 30 June 2005 increased by $64 million.
The recognition of the Hong Kong 3G spectrum licence increased intangibles by $108 million, decreased property, plant and equipment by $24 million and increased trade and other payables by $89 million ($2 million current and $87 million non current) for the Telstra Group as at 30 June 2005. Other expenses decreased by $5 million, amortisation increased by $4 million and finance costs increased by $5 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 for the reclassification of software and deferred expenditure was to increase intangibles by $2,875 million (Telstra Entity: $2,534 million). This comprised $305 million (Telstra Entity: $264 million) from other current assets, $2,546 million (Telstra Entity: $2,270 million) from other non current assets and $24 million from property, plant and equipment.
(l) Nature of A-IFRS adjustments with effect from 1 July 2004
In the following tables, presentation adjustments reflect the reclassification of previously recognised amounts into their A-IFRS categories.
Accounting adjustments reflect the remeasurement of previously recognised amounts, or the recognition of additional amounts required under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the consolidated Telstra Group.

				Telstra Group
				Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36	(d)	22,657	(476)	—	22,181
Other income	36	(d)	—	261	—	261

			22,657	(215)	—	22,442

Expenses
Labour	36(a),	(f)	3,693	—	165	3,858
Goods and services purchased	36	(k)	4,147	—	64	4,211
Other expenses	36(d),(e),(g),(i),(k)		4,055	(215)	(25)	3,815

			11,895	(215)	204	11,884

Share of net (gain)/loss from jointly controlled and associated entities	36(b),	(i)	(9)	—	103	94

			11,886	(215)	307	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,771	—	(307)	10,464
Depreciation and amortisation	36(b),(f),(h),(i),	(k)	3,766	—	(237)	3,529

Earnings before interest and income tax expense (EBIT)			7,005	—	(70)	6,935

Finance income	36(a),	(i)	103	—	(20)	83
Finance costs	36(d),(h),(i),	(k)	839	—	124	963

Net finance costs			736	—	144	880

Profit before income tax expense			6,269	—	(214)	6,055

Income tax expense	36	(c)	1,822	—	(76)	1,746

Profit for the year			4,447	—	(138)	4,309

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the Telstra Entity.

				Telstra Entity
				Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36(c),	(d)	19,944	(336)	223	19,831
Other income	36	(d)	—	133	—	133

			19,944	(203)	223	19,964

Expenses
Labour	36(a),	(f)	2,916	—	166	3,082
Goods and services purchased	37	(k)	2,894	—	64	2,958
Other expenses	36(d),(e),	(i)	3,666	(203)	15	3,478

			9,476	(203)	245	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,468	—	(22)	10,446
Depreciation and amortisation	36(b),(f),(h),(i)		3,298	—	(92)	3,206

Earnings before interest and income tax expense (EBIT)			7,170	—	70	7,240

Finance income	36	(a)	103	—	(2)	101
Finance costs	36(h),	(i)	851	—	92	943

Net finance costs			748	—	94	842

Profit before income tax expense			6,422	—	(24)	6,398

Income tax expense	36	(c)	1,777	—	105	1,882

Profit for the year			4,645	—	(129)	4,516

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the consolidated Telstra Group.

				Telstra Group
				1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	687	—	3	690
Trade and other receivables	36(a),	(m)	3,608	(192)	—	3,416
Inventories			229	—	—	229
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	803	(286)	(205)	312

Total current assets			5,327	(309)	(202)	4,816

Non current assets
Trade and other receivables	36(a),(i)	(m)	740	(387)	(273)	80
Inventories			10	—	—	10
Investments accounted for using the equity method			40	—	—	40
Available for sale investments			80	—	—	80
Property, plant and equipment	36(g),(h),	(k)	22,863	(23)	(421)	22,419
Intangibles	36(g),(h),(k),	(m)	3,605	2,580	(242)	5,943
Deferred tax assets			2	—	—	2
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36(f),	(k)	2,326	(2,292)	503	537

Total non current assets			29,666	116	(433)	29,349

Total assets			34,993	(193)	(635)	34,165

Current liabilities
Trade and other payables	36	(k)	2,338	—	3	2,341
Borrowings			3,246	—	—	3,246
Current tax liabilities			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	3	7,579

Non current liabilities
Trade and other payables	36(e),	(k)	49	—	130	179
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,807	—	(36)	1,771
Provisions			778	—	—	778
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	(19)	94	12,131

Total liabilities			19,632	(19)	97	19,710

Net assets			15,361	(174)	(732)	14,455

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36(c),(g),	(i)	(105)	—	154	49
Retained profits			9,391	—	(773)	8,618

Equity available to Telstra Entity shareholders			15,359	(174)	(732)	14,453
Minority interests			2	—	—	2

Total equity			15,361	(174)	(732)	14,455

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the Telstra Entity.

				Telstra Entity
				1 July 2004
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	543	—	3	546
Trade and other receivables	36(a),	(m)	3,258	(192)	—	3,066
Inventories			206	—	—	206
Derivative financial assets	36	(m)	—	169	—	169
Other assets	36	(k)	687	(249)	(205)	233

Total current assets			4,694	(272)	(202)	4,220

Non current assets
Trade and other receivables	36(a),	(m)	1,047	(387)	(65)	595
Inventories			10	—	—	10
Investments accounted for using the equity method			32	—	—	32
Investments — other	36	(c)	5,435	—	77	5,512
Property, plant and equipment	36	(h)	21,600	—	(367)	21,233
Intangibles	36(h),(k),	(m)	236	2,354	(63)	2,527
Derivative financial assets	36	(m)	—	238	—	238
Other assets	36(f),	(k)	2,160	(2,126)	495	529

Total non current assets			30,520	79	77	30,676

Total assets			35,214	(193)	(125)	34,896

Current liabilities
Trade and other payables			1,891	—	—	1,891
Borrowings			5,527	—	—	5,527
Current tax liabilities			512	—	—	512
Provisions			331	—	—	331
Revenue received in advance			885	—	—	885

Total current liabilities			9,146	—	—	9,146

Non current liabilities
Trade and other payables	36	(e)	46	—	37	83
Borrowings	36	(m)	9,014	(429)	—	8,585
Deferred tax liabilities	36	(c)	1,748	—	248	1,996
Provisions			740	—	—	740
Derivative financial liabilities	36	(m)	—	410	—	410
Revenue received in advance			398	—	—	398

Total non current liabilities			11,946	(19)	285	12,212

Total liabilities			21,092	(19)	285	21,358

Net assets			14,122	(174)	(410)	13,538

Equity
Share capital	36	(a)	6,073	(174)	(113)	5,786
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,772	—	(214)	7,558

Total equity			14,122	(174)	(410)	13,538

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the consolidated Telstra Group.

				Telstra Group
				30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,540	—	8	1,548
Trade and other receivables	36(a),	(m)	3,577	(28)	—	3,549
Inventories			232	—	—	232
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36(i),	(k)	796	(305)	(242)	249

Total current assets			6,145	(329)	(234)	5,582

Non current assets
Trade and other receivables	36	(a)	272	(131)	(44)	97
Inventories			15	—	—	15
Investments accounted for using the equity method	36(b),	(i)	49	—	(1)	48
Property, plant and equipment	36(d),(f),(g),(h),	(k)	23,351	(24)	(436)	22,891
Intangibles	36(b),(c),(g),(h),(i),(k),	(m)	3,868	2,864	(403)	6,329
Deferred tax assets			2	—	—	2
Other assets	36(f),	(k)	2,608	(2,546)	185	247

Total non current assets			30,165	163	(699)	29,629

Total assets			36,310	(166)	(933)	35,211

Current liabilities
Trade and other payables	36(d),(i),	(k)	2,809	—	(2)	2,807
Borrowings	36	(m)	1,518	(11)	—	1,507
Current tax liabilities			534	—	—	534
Provisions	36	(i)	389	—	32	421
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			1,132	—	—	1,132

Total current liabilities			6,382	—	30	6,412

Non current liabilities
Trade and other payables	36(d),(e),	(k)	122	—	128	250
Borrowings	36	(m)	11,816	(875)	—	10,941
Deferred tax liabilities	36	(c)	1,885	—	(81)	1,804
Provisions	36	(i)	836	—	58	894
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			388	—	—	388

Total non current liabilities			15,047	(11)	105	15,141

Total liabilities			21,429	(11)	135	21,553

Net assets			14,881	(155)	(1,068)	13,658

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36(c),(g),	(i)	(157)	—	4	(153)
Retained profits			9,243	—	(970)	8,273

Equity available to Telstra Entity shareholders			14,879	(155)	(1,068)	13,656
Minority interests			2	—	—	2

Total equity			14,881	(155)	(1,068)	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the Telstra Entity.

			Telstra Entity
			30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36	(a)	1,360	—	8	1,368
Trade and other receivables	36(a),	(m)	3,566	(28)	—	3,538
Inventories			194	—	—	194
Derivative financial assets	36	(m)	—	4	—	4
Other assets	36(i),	(k)	679	(264)	(242)	173

Total current assets			5,799	(288)	(234)	5,277

Non current assets
Trade and other receivables	36	(a)	290	(131)	(44)	115
Inventories			15	—	—	15
Investments accounted for using the equity method	36	(i)	44	—	(3)	41
Investments — other	36	(c)	6,029	—	107	6,136
Property, plant and equipment	36(f),	(h)	21,573	—	(350)	21,223
Intangibles	36(b),(h),(i),(k),	(m)	194	2,523	34	2,751
Other assets	36(f),	(k)	2,332	(2,270)	180	242

Total non current assets			30,477	122	(76)	30,523

Total assets			36,276	(166)	(310)	35,800

Current liabilities
Trade and other payables	36	(i)	1,957	—	(1)	1,956
Borrowings	36	(m)	3,903	(11)	—	3,892
Current tax liabilities			519	—	—	519
Provisions	36	(i)	324	—	32	356
Derivative financial liabilities	36	(m)	—	11	—	11
Revenue received in advance			912	—	—	912

Total current liabilities			7,615	—	31	7,646

Non current liabilities
Trade and other payables	36	(e)	13	—	48	61
Borrowings	36	(m)	11,782	(875)	—	10,907
Deferred tax liabilities	36	(c)	1,826	—	135	1,961
Provisions	36	(i)	779	—	58	837
Derivative financial liabilities	36	(m)	—	864	—	864
Revenue received in advance			381	—	—	381

Total non current liabilities			14,781	(11)	241	15,011

Total liabilities			22,396	(11)	272	22,657

Net assets			13,880	(155)	(582)	13,143

Equity
Share capital	36	(a)	5,793	(155)	(102)	5,536
Reserves	36	(c)	277	—	(83)	194
Retained profits			7,810	—	(397)	7,413

Total equity			13,880	(155)	(582)	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the consolidated Telstra Group.

				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share-based payments	36	(a)	(287)	—	—	—	—	51	—	(236)
Income taxes	36	(c)	—	(32)	—	—	—	68	—	36
Operating leases	36	(e)	—	—	—	—	—	(37)	—	(37)
Net defined benefit asset	36	(f)	—	—	—	—	—	537	—	537
Foreign currency	36	(g)	—	—	46	—	—	(343)	—	(297)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(462)	—	(462)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(348)	—	(208)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(239)	—	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	—	5	44	8,618	2	14,455

Balance at 30 June 2005 under AGAAP			5,793	32	(231)	4	38	9,243	2	14,881
Share-based payments	36	(a)	(257)	—	—	—	—	66	—	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	—	—	147	—	147
Income taxes	36	(c)	—	(32)	9	—	—	167	—	144
Deferred payment for equipment	36	(d)	—	—	—	—	—	(27)	—	(27)
Operating leases	36	(e)	—	—	—	—	—	(48)	—	(48)
Net defined benefit asset	36	(f)	—	—	—	—	—	271	—	271
Foreign currency	36	(g)	—	—	(111)	—	—	(332)	—	(443)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(458)	—	(458)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(450)	—	(310)
Recognition of Hong Kong 3G spectrum licence	36	(k)	—	—	(2)	—	—	(3)	—	(5)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(303)	—	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	(195)	4	38	8,273	2	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the Telstra Entity.

				Reserves
			Share	Asset		Retained
			capital	revaluation	General	profits	Total
			$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	277	—	7,772	14,122
Share-based payments	36	(a)	(287)	—	—	51	(236)
Income taxes	36	(c)	—	(83)	—	(88)	(171)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(37)	(37)
Net defined benefit asset	36	(f)	—	—	—	529	529
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(430)	(430)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(239)	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	194	7,558	13,538

Balance at 30 June 2005 under AGAAP			5,793	277	—	7,810	13,880
Share-based payments	36	(a)	(257)	—	—	66	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	4	4
Income taxes	36	(c)	—	(83)	—	55	(28)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(48)	(48)
Net defined benefit asset	36	(f)	—	—	—	266	266
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(431)	(431)
Accounting for investments	36	(i)	—	—	—	(6)	(6)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(303)	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	194	7,413	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of the statement of cash flows under previous AGAAP to A-IFRS.

		Year ended 30 June 2005
		Telstra Group			Telstra Entity
		Previous			Previous
		AGAAP	Adjustments	A-IFRS	AGAAP	Adjustments	A-IFRS
		$m	$m	$m	$m	$m	$m

Cash flows from operating activities	(i),(ii),(iii)	8,163	797	8,960	7,742	810	8,552
Cash flows from investing activities	(i),(iii),(iv),(v)	(3,809)	43	(3,766)	(2,890)	80	(2,810)
Cash flows from financing activities	(ii),(iv),(v)	(3,512)	(835)	(4,347)	(4,035)	(885)	(4,920)

Net increase in cash	(v)	842	5	847	817	5	822

As a result of the adoption of A-IFRS, the following reclassifications have been made to the statement of cash flows:
(i) Interest received has been reclassified from operating activities to investing activities (Telstra Group: $80 million, Telstra Entity: $81 million);
(ii) Borrowing costs paid has been reclassified from operating activities to cash flows from financing activities and renamed finance costs (Telstra Group: $879 million, Telstra Entity: $892 million);
(iii) Dividends received are classified as cash flows from investing activities after previously being included in cash flows from operating activities (Telstra Group: $2 million, Telstra Entity: $1 million);
(iv) Loans to jointly controlled and associated entities was reclassified from financing activities to investing activities (Telstra Group: $37 million, Telstra Entity: nil); and
(v) Adjustments required as a result of the consolidation of Growthshare. For further information refer to note 36(a).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2005
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7)
We have elected to apply the exemption available under AASB 1 to apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005.
In addition, we have elected to early adopt AASB 7 from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for financial instruments within the scope of AASB 132 and AASB 139 where comparative information was not required to be restated. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Under previous AGAAP disclosures, derivative financial instruments were classified within other assets and other liabilities. For comparative purposes these previous AGAAP amounts have been reclassified to derivative financial assets or liabilities on the balance sheet on transition to A-IFRS. The effect of changes in the accounting policies for financial instruments including derivatives, as a result of the adoption of AASB 132 and AASB 139 as at 1 July 2005 is shown below.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the consolidated Telstra Group

			Telstra Group
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,548	—	1,548
Trade and other receivables			3,549	—	3,549
Inventories			232	—	232
Derivative financial assets	(i )		4	6	10
Prepayments			249	—	249

Total current assets			5,582	6	5,588

Non current assets
Trade and other receivables			97	—	97
Inventories			15	—	15
Investments accounted for using the equity method			48	—	48
Property, plant and equipment			22,891	—	22,891
Intangibles			6,329	—	6,329
Deferred tax assets			2	—	2
Derivative financial assets	(i )		—	512	512
Defined benefit assets			247	—	247

Total non current assets			29,629	512	30,141

Total assets			35,211	518	35,729

Current liabilities
Trade and other payables			2,807	—	2,807
Borrowings	(ii)		1,507	3	1,510
Current tax liabilities			534	—	534
Provisions			421	—	421
Derivative financial liabilities	(i	)	11	5	16
Revenue received in advance			1,132	—	1,132

Total current liabilities			6,412	8	6,420

Non current liabilities
Trade and other payables			250	—	250
Borrowings	(ii)		10,941	219	11,160
Deferred tax liabilities	(iii)		1,804	32	1,836
Provisions			894	—	894
Derivative financial liabilities	(i	)	864	185	1,049
Revenue received in advance			388	—	388

Total non current liabilities			15,141	436	15,577

Total liabilities			21,553	444	21,997

Net assets			13,658	74	13,732

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		(153)	79	(74)
Retained profits	(v )		8,273	(5)	8,268

Equity available to Telstra Entity shareholders			13,656	74	13,730

Minority interests			2	—	2

Total equity			13,658	74	13,732

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the Telstra Entity

		Telstra Entity
		A-IFRS	AASB 132/139	A-IFRS
		30 June 2005	adjustments	1 July 2005
	Note	$m	$m	$m

Current assets
Cash and cash equivalents		1,368	—	1,368
Trade and other receivables		3,538	3	3,541
Inventories		194	—	194
Derivative financial assets	(i )	4	6	10
Prepayments		173	—	173

Total current assets		5,277	9	5,286

Non current assets
Trade and other receivables		115	1	116
Inventories		15	—	15
Investments accounted for using the equity method		41	—	41
Investments — other		6,136	—	6,136
Property, plant and equipment		21,223	—	21,223
Intangibles		2,751	—	2,751
Derivative financial assets	(i )	—	512	512
Defined benefit assets		242	—	242

Total non current assets		30,523	513	31,036

Total assets		35,800	522	36,322

Current liabilities
Trade and other payables		1,956	—	1,956
Borrowings	(ii)	3,892	3	3,895
Current tax liabilities		519	—	519
Provisions		356	—	356
Derivative financial liabilities	(i)	11	5	16
Revenue received in advance		912	—	912

Total current liabilities		7,646	8	7,654

Non current liabilities
Trade and other payables		61	1	62
Borrowings	(ii)	10,907	219	11,126
Deferred tax liabilities	(iii)	1,961	32	1,993
Provisions		837	—	837
Derivative financial liabilities	(i)	864	185	1,049
Revenue received in advance		381	—	381

Total non current liabilities		15,011	437	15,448

Total liabilities		22,657	445	23,102

Net assets		13,143	77	13,220

Equity
Share capital		5,536	—	5,536
Reserves	(iv)	194	82	276
Retained profits	(v )	7,413	(5)	7,408

Total equity		13,143	77	13,220

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7) (continued)
Adjustments were made at the date of transition (1 July 2005) to restate the opening balance sheet of the Telstra Group to a position consistent with the accounting policies specified in note 2. These are listed below. Also included is where the transitional provisions will have an effect on future periods.
(i) From 1 July 2005, the recognition and measurement of all derivatives (including any embedded derivatives) is at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At 1 July 2005, a $328 million increase in net assets for the Telstra Group and Telstra Entity was recognised representing:
•	a gain of $333 million on the remeasurement of our interest rate swaps and cross currency swaps to fair value; and

•	a loss of $5 million on the remeasurement of forward foreign exchange contracts to fair value.
These adjustments are reflected in the previous table as:
•	an increase in current assets (derivative financial assets) of $6 million for the Telstra Group and the Telstra Entity;

•	an increase in non current assets (derivative financial assets) of $512 million for the Telstra Group and Telstra Entity;

•	offset by an increase in current liabilities (derivative financial liabilities) of $5 million for the Telstra Group and Telstra Entity; and

•	an increase in non current liabilities (derivative financial liabilities) of $185 million for the Telstra Group and Telstra Entity.
At 1 July 2005, there were no material embedded derivatives which required separate measurement and reporting.
(ii) From 1 July 2005, the carrying value of the hedged item in fair value hedges is adjusted for fair value movements attributable to the hedged risk. At 1 July 2005 a loss of $222 million was recognised for the Telstra Group and Telstra Entity on the remeasurement of our foreign currency borrowings in fair value hedges. This loss is capped such that the adjustment is the lower of:
•	the remeasurement to fair value of the hedged item for the designated hedged risk; and

•	the remeasurement to fair value of the hedging instrument.
At 1 July 2005, the impact of ‘capping’ the fair value movement on our foreign currency borrowings in fair value hedges was $70 million for both the Telstra Group and Telstra Entity. This ‘capping’ amount will be amortised to the income statement on an effective yield to maturity basis over the term of the underlying borrowing.
This adjustment is reflected in the above table as an increase in current borrowings of $3 million and an increase in non current borrowings of $219 million for both the Telstra Group and Telstra Entity.
(iii) At 1 July 2005, a $32 million increase in non current deferred tax liabilities was recognised for both the Telstra Group and Telstra Entity, representing the tax effect of the above adjustments.
(iv) From 1 July 2005, the effective portion of the movement in fair value of derivatives accounted for as cash flow hedges is deferred in equity until such time as the hedged item affects profit or loss. The ineffective portion is recognised immediately in the income statement. At 1 July 2005 a post tax net increase in reserves of $79 million for the Telstra Group and $82 million for the Telstra Entity was recognised representing:
•	an increase of $81 million for both the Telstra Group and Telstra Entity to the cash flow hedging reserve, comprising the deferred portion of the fair value of our interest rate swaps and cross currency swaps in cash flow hedges relating to our foreign currency borrowings; and

•	a decrease of $2 million (Telstra Entity: an increase of $1 million) to the cash flow hedging reserve, comprising the deferred portion of the fair value of our forward foreign exchange contracts in cash flow hedges of highly probable forecast transactions.
(v) At 1 July 2005, the reduction to retained earnings of $5 million for both the Telstra Group and Telstra Entity comprised:
•	a decrease of $222 million on the remeasurement of our foreign currency borrowings in fair value hedges;

•	an increase of $215 million on the remeasurement of our derivatives, excluding the portion deferred in equity relating to our cash flow hedges; and

•	an increase of $2 million for the tax effect.
(vi) From 1 July 2005, movement in the fair value of derivatives accounted for as fair value hedges, together with the gain or loss on the related hedged item attributable to the hedged risk will be recognised in the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with the Australian equivalents of International Financial Reporting Standards (A-IFRS), which differs in certain respects from the accounting principles generally accepted in the United States (USGAAP). The significant differences between A-IFRS and USGAAP are presented throughout note 37.

			Telstra Group
			Year ended 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of net income to USGAAP

A-IFRS net income reported in income statement			3,181	2,362	4,309

Adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(26)	(19)	(61)
Borrowing costs	37	(d)	(27)	(20)	(18)
Investments	37	(e)	—	—	17
Retirement benefit (expense)/gain	37	(f)	(44)	(33)	1
Income tax expense	37	(g)	(85)	(63)	(10)
Employee compensation expense	37	(h)	—	—	(7)
Derivative financial instruments and hedging activities	37	(i)	192	144	(96)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(634)	(471)	—
Fair value / general reserve adjustments	37	(k)	—	—	5
Redundancy and restructuring provision	37	(m)	161	119	—
Mobile handset subsidies	37	(n)	—	—	64
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

Income statement measured and classified per USGAAP(i)

Operating revenue			22,779	16,909	22,167
Operating expenses:
Labour			4,381	3,252	3,865
Goods and services purchased (ii)			4,235	3,144	3,442
Depreciation and amortisation			4,871	3,616	3,715
Other operating expenses			4,829	3,585	4,556

Total operating expenses			18,316	13,597	15,578

Operating income			4,463	3,312	6,589
Net interest expense			(672)	(499)	(767)
Share of net gain/(loss) of jointly controlled and associated entities			5	4	(94)
Other income			387	288	232

Net income before income tax expense and minority interests			4,183	3,105	5,960
Income tax expense	37	(g)	1,465	1,086	1,756

Net income before cumulative effect adjustments			2,718	2,019	4,204
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

			¢	US¢	¢

Dividends paid per share per USGAAP(iii)			40.0	29.7	33.0

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
USGAAP earnings per share

			Telstra Group
			Year ended 30 June
					Restated
			2006	2006	2005
	Note		¢	US¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			22.0	16.3	33.8
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Basic earnings per share per USGAAP (cents)			20.0	14.8	33.8

Dilutive earnings per share before cumulative effect of change in accounting principles			21.9	16.3	33.7
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Diluted earnings per share per USGAAP (cents)			19.9	14.8	33.7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net income per USGAAP	2,473	4,204
USGAAP other comprehensive income/(loss)	125	(273)

USGAAP total comprehensive income	2,598	3,931

Other comprehensive income/(loss) represents movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended
	30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	125	(241)
Unrealised gain on available-for-sale securities, after tax of $nil (2005: $4 million decrease)	—	14
Realised gain on sale of available-for-sale securities transferred to net income, after tax of $nil (2005: $10 million decrease)	—	(46)

USGAAP other comprehensive income/(loss)	125	(273)

The reclassification from accumulated other comprehensive income/ (loss) to net income was determined on the basis of specific identification. Included within other comprehensive income for the year ended 30 June 2006 is the reclassification of $132 million from the foreign currency translation reserve to the dilution loss recognised as part of the merger between CSL and New World PCS Holdings Limited (New World Mobility). Refer to note 37(j) for further details.
In fiscal 2006, the proceeds from sales of available-for-sale equity securities was $nil (2005: $141 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and non derivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2006 was $50 million (2005: $31 million gain).
(i) Income statement reclassifications
Various income statement items under A-IFRS have been reclassified to comply with USGAAP presentation rules. These include:
•	net gain on disposal of non current assets of $85 million (2005: $88 million) is recorded as other operating income under A-IFRS but other non-operating income for USGAAP;

•	rent from property and motor vehicles of $22 million (2005: $20 million) is recorded as other operating revenue under A-IFRS but other non-operating income for USGAAP;

•	loss on foreign currency transactions of $2 million (2005: $40 million gain) is recorded as other operating expenses under A-IFRS but other non-operating income for USGAAP;

•	miscellaneous income of $243 million (2005: $173 million) is recorded in other operating income under A-IFRS but other non-operating income for USGAAP; and

•	under A-IFRS, dealer commissions and bonuses of $493 million (2005: $711 million) are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP they are classified as other operating expenses.
(ii) Goods and services purchased
Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services.
Goods and services purchased mainly comprises:
•	network service capacity from external communication service providers;

•	mobile handsets sold to customers;

•	cost of goods sold (other than mobile handsets); and

•	directory paper costs.
Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.
(iii) Dividends paid per share
Dividends paid per share for USGAAP includes TESOP97 and TESOP99 options outstanding as issued shares. Refer to note 37(h).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of shareholders’ equity to USGAAP

A-IFRS shareholders’ equity per balance sheet			12,832	9,525	13,658

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(203)	(151)	(177)
Borrowing costs	37	(d)	543	403	570
Investments	37	(e)	(63)	(47)	(63)
Minority interests(iii)			(246)	(183)	(2)
Retirement benefits	37	(f)	(1,242)	(921)	(193)
Income tax	37	(g)	255	189	(59)
Derivative financial instruments and hedging activities	37	(i)	(195)	(145)	(370)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(56)	(42)	542
Fair value / general reserve adjustments	37	(k)	(54)	(40)	(54)
Goodwill and other intangible asset adjustments	37	(l)	71	53	41
Redundancy and restructuring provision	37	(m)	161	120	—
Mobile handset subsidies	37	(n)	—	—	303

Shareholders’ equity per USGAAP			11,803	8,761	14,196

Balance sheet measured and classified per USGAAP

Current assets
Cash and cash equivalents	10		689	511	1,548
Receivables			3,701	2,747	3,515
Inventories	12		224	166	232
Deferred tax asset	37	(g)	376	279	294
Other assets			243	181	249

Total current assets			5,233	3,884	5,838

Non current assets
Receivables			121	90	65
Derivative financial instruments			214	159	369
Inventories	12		20	15	15
Investments — accounted for using the equity method			27	20	52
Property, plant and equipment			50,632	37,584	48,380
Accumulated depreciation of property, plant and equipment			(26,663)	(19,792)	(25,037)
Goodwill, net			2,087	1,549	2,618
Other intangible assets, net			4,101	3,044	4,662
Prepaid pension assets	37	(f)	5	4	78

Total non current assets			30,544	22,673	31,202

Total assets			35,777	26,557	37,040

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Balance sheet measured and classified per USGAAP (continued)

Current liabilities
Payables			3,570	2,650	2,766
Borrowings — short term debt			1,583	1,175	463
Borrowings — long term debt due within one year			401	298	1,061
Income tax payable			428	318	534
Provisions	19		662	491	421
Other current liabilties			1,187	881	1,150

Total current liabilities			7,831	5,813	6,395

Non current liabilities
Payables			112	83	257
Derivative financial instruments			525	390	859
Borrowings — long term debt			11,734	8,710	11,641
Deferred tax liability	37	(g)	1,971	1,463	2,300
Provisions			888	659	894
Accrued pension liability	37	(f)	172	128	—
Other non current liabilties			495	367	496

Total non current liabilities			15,897	11,800	16,447

Total liabilities			23,728	17,613	22,842

Minority interests(iii)	23		246	183	2

Net assets			11,803	8,761	14,196

Shareholders’ equity
Share capital - 12,443,074,357 shares issued at 30 June 2006 (2005: 12,443,074,357 shares) (i)	21		5,793	4,300	5,793
Share loan to employees - 55,104,025 shares at 30 June 2006 (2005: 60,378,525 shares)	21		(130)	(96)	(154)
Shares held by employee share plan trusts - 17,931,918 shares at 30 June 2006 (2005: 20,216,091 shares)			(99)	(73)	(113)
Additional paid in capital from employee share plans			390	289	395

Total share capital			5,954	4,420	5,921

Accumulated other comprehensive loss (ii)			(604)	(448)	(729)
Retained earnings			6,453	4,789	9,004

Total shareholders’ equity			11,803	8,761	14,196

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
(i) Share capital
Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2006 is 12,370,038,414 shares (2005: 12,362,479,741 shares).
(ii) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	(591)	(716)

Derivative financial instruments	(19)	(19)
(tax effect)	6	6

	(13)	(13)

Accumulated other comprehensive loss (net of tax)	(604)	(729)

As part of the merger between CSL and New World Mobility, $132 million was reclassified from accumulated other comprehensive loss to the dilution loss recognised on the merger. Refer to note 37(j) for further details.
(iii) Minority interest
Under A-IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. Under USGAAP, minority interests are presented outside equity, in between liabilities and equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
37(a) Immaterial adjustments to previously reported USGAAP amounts
As discussed in note 36, we have adopted A-IFRS from 1 July 2005. This adoption required us to restate our financial information for the year ended 30 June 2005 to comply with A-IFRS. As part of this process, a number of immaterial adjustments have been made to our previously reported USGAAP amounts. As such we have restated certain USGAAP financial measures for the year ended 30 June 2005. The impact of these adjustments is as follows:

Telstra Group
30 June 2005
$m

Reconciliation of net income
Net income per USGAAP — as previously reported	4,172
Adjustments:
- Hong Kong 3G spectrum licence	(5)
- Reach committed capex liability	(90)
- Operating leases	(11)
- Functional currency	11
- Income taxes	123
- Tax effect of above adjustments	4

Net income per USGAAP — restated	4,204

cents per
share
Basic earnings per share per USGAAP — as previously reported	33.6
Basic earnings per share per USGAAP — restated	33.8
Diluted earnings per share per USGAAP — as previously reported	33.5
Diluted earnings per share per USGAAP — restated	33.7

$m
Reconciliation of shareholders’ equity
Shareholders’ equity per USGAAP — as previously reported	14,367
Adjustments:
- Hong Kong 3G spectrum licence	14
- Reach committed capex liability	(93)
- Operating leases	(34)
- Income taxes	(58)

Shareholders’ equity per USGAAP — restated	14,196

Hong Kong 3G spectrum licence
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred and historically we have not recorded a USGAAP adjustment for this licence.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
Hong Kong 3G spectrum licence (continued)
However, under USGAAP this licence should have been capitalised as an intangible asset on acquisition, based on the present value of the expected future payments, with a corresponding liability also recorded.
The adjustment to decrease net income per USGAAP for the year ended 30 June 2005 of $5 million is a result of additional amortisation of $5 million and an increase in net interest expense of $4 million associated with the unwinding of the present value discount, offset by a decrease in other operating expenses of $4 million due to the reversal of the licence payments expense.
The increase in shareholders’ equity per USGAAP as at 30 June 2005 of $14 million represents an increase in intangible assets ($108 million), a decrease in property, plant and equipment ($24 million), an increase in current and non-current payables ($2 million and $87 million respectively) and a decrease in deferred tax liabilities ($19 million).
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for this 3G spectrum licence. Refer to note 36(k).
Reach committed capex liability
During fiscal 2005, we agreed to fund the committed capital expenditure of our jointly controlled entity Reach, together with our co-shareholder PCCW Limited, for the period until 2022. Our share of this commitment was disclosed as a contingent liability under previous AGAAP and a USGAAP adjustment was recorded in our 30 June 2005 financial statements to recognise additional equity accounted losses only to the extent of our actual payments under the commitment to 30 June 2005.
However, under USGAAP we were required to recognise additional equity accounted losses in Reach for our entire capital expenditure commitment, not just the amount paid. This adjustment has given rise to an additional $88 million of equity accounted losses and an additional $2 million of interest expense for the year ended 30 June 2005.
The decrease in shareholders’ equity per USGAAP as at 30 June 2005 of $93 million represents an increase in current and non-current provisions of $32 million and $58 million respectively and a decrease in investments accounted for using the equity method of $3 million.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for our commitment to Reach. Refer to note 36(i).
Operating leases
Under previous AGAAP we expensed our operating lease payments as incurred and in our previously published financial statements we did not record a USGAAP adjustment to recognise operating lease expenses on a straight line basis. The impact of this adjustment is an increase to other operating expenses of $11 million for the year ended 30 June 2005. Non-current payables increased by $48 million and deferred tax liability decreased by $14 million as at 30 June 2005.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for operating leases. Refer to note 36(e).
Functional currency
During the assessment of the functional currency for each of our overseas operations as part of our adoption of A-IFRS, we discovered that the functional currency of Telstra Global Limited under USGAAP was incorrect. This restatement has resulted in a decrease in other operating expenses of $11 million for the year ended 30 June 2005, with a corresponding increase in other comprehensive income.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for the functional currency of our overseas operations. Refer to note 36(g).
Income taxes
In our 30 June 2005 financial statements, the USGAAP adjustment to net income for income taxes has been adjusted by $123 million due to the following:
•	adjusting the tax effect of our USGAAP adjustments for property, plant and equipment, resulting in a decrease in tax expense of $44 million;

•	adjustment to the deferred tax on our investments accounted for using the equity method, resulting in a decrease in tax expense of $93 million; and

•	not appropriately recognising deferred taxes for various balances, including intangible assets recognised on acquisitions, resulting in a $14 million increase in tax expense.
The majority of these adjustments to tax expense have arisen as a result of the related deferred tax balances being written off under USGAAP during the year ended 30 June 2005. However, with the adoption of A-IFRS these adjustments were recorded in the A-IFRS opening transition balance sheet at 1 July 2004. As such, the different timing of recording these adjustments for A-IFRS and USGAAP purposes has resulted in the majority of these adjustments. The decrease in shareholders’ equity for USGAAP as at 30 June 2005 of $58 million represents a decrease in goodwill of $6 million and an increase in deferred tax liability of $52 million. Accumulated other comprehensive income was also reduced by $26 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
37(b) Changes in accounting principles under USGAAP
Mobile handset subsidies
We previously deferred subsidies on mobile handset sold as part of a bundled arrangement under USGAAP. This was based on the fact that the revenue allocated to subsidised handsets in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), is contingent upon the delivery of the contracted services and is therefore recognised over the expected customer contract life. As such we previously recognised the subsidised cost of the handsets on a similar basis.
From 1 July 2005, we have changed our accounting principle to expense handset subsidies as incurred. This change was adopted in order to ensure consistency with the accounting principle we have elected to adopt under A-IFRS. Furthermore, this change in principle treats the handset as a separate deliverable from a cost viewpoint which is consistent with the principles of EITF 00-21.
This change in accounting principle has resulted in the write off of $303 million of previously deferred handset subsidies as at 1 July 2005, with an adjustment to deferred tax liability of $91 million.
Capitalisation of pension cost
Historically we have recorded a USGAAP adjustment to recognise an expense (or benefit) for the defined benefit plans that we sponsor (refer to note 37(f)). From 1 July 2005 we have changed our accounting principle to capitalise a portion of our pension cost/benefit under USGAAP, where that cost/benefit is attributable to employees who are directly engaged in the construction of our property, plant and equipment, for the period of time that those employees spend on the construction work. Previously we have not capitalised a portion of this cost/benefit.
This change in accounting principle is preferable as the pension cost/ benefit is considered an additional labour cost and this change would ensure consistency with how we treat other labour costs. It is also consistent with our accounting principle under A-IFRS.
This change has resulted in a decrease to property, plant and equipment on 1 July 2005 of $47 million, with an associated increase in deferred tax liability of $14 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
37(c) Property, plant and equipment
Revaluations
Certain items of property, plant and equipment had been previously revalued under A-IFRS. Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. As such we have reversed previously revalued property, plant and equipment to historical cost for USGAAP purposes.
Under A-IFRS, we have deemed the carrying value of our property, plant and equipment to be cost and as such we no longer revalue property, plant and equipment.
Depreciation expense and disposal gains or losses under A-IFRS are based on the recorded amount of the asset and are therefore higher (or lower for disposal losses) for assets that had been previously revalued upwards. Depreciation expense and disposal gains and losses have been adjusted to reflect amounts based on the original cost of the asset for USGAAP.
Impairment loss reversal — Hybrid Fibre Coaxial (HFC) cable network
In fiscal 1997, we wrote down the value of our HFC cable network by $587 million. This writedown continues to be reflected in the HFC network’s carrying value under A-IFRS. Under USGAAP, the initial future undiscounted cash flows derived from our HFC network were greater than the recorded value and continue to be as at 30 June 2006. As a result, the writedown has been reversed for USGAAP.
Depreciation expense has also been increased under USGAAP due to the higher asset value.
Indirect costs
Before 1 July 1996, we expensed all indirect costs as incurred. Under USGAAP, those indirect costs associated with operations and management personnel directly involved in the construction of our communication assets have been systematically allocated and recorded as part of the cost of those assets and depreciated accordingly.
From 1 July 1996, we changed our accounting policy in relation to indirect cost capitalisation to be consistent with USGAAP.
Sale of property sold as part of a sale and lease back transaction
In fiscal 2003, we sold certain land and buildings under a sale and leaseback arrangement. The net gain on the sale was recognised in net income.
Under USGAAP, the gains made on the sale of land and buildings as part of the sale and leaseback transaction were deferred and are currently being recognised over the period of the underlying leases. The original gain deferred for USGAAP was $177 million.
Purchase of radio access network (RAN) assets
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation RAN assets and fund future network development. The purchase consideration for our share of the RAN assets was $447 million, payable over 2 years.
Under A-IFRS, the purchase consideration was discounted using an asset specific discount rate. Under USGAAP, an incremental borrowing rate was used to discount the purchase consideration. The difference in the discount rate has resulted in a higher asset value and depreciation expense under USGAAP, offset by lower borrowing costs associated with the unwinding of the discount.
Refer to note 37(e) for further information on the 3G Partnership.
Summary of property, plant and equipment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Revaluations	6	6	(593)	(599)
HFC cable network	(23)	(25)	144	167
Indirect costs	(39)	(60)	342	381
Sale and leaseback	18	18	(108)	(126)
RAN assets	12	—	12	—

	(26)	(61)	(203)	(177)

37(d) Borrowing costs
Under A-IFRS, we expense all borrowing costs when incurred. Under USGAAP, borrowing costs relating to the construction of property, plant and equipment and software developed for internal use are recorded as part of the asset cost. The capitalised borrowing costs also result in higher depreciation expense under USGAAP.
For USGAAP purposes, we have capitalised borrowing costs with a net book value of $543 million as at 30 June 2006 (2005: $570 million). Additional depreciation and disposals of $108 million (2005: $108 million) have been recorded for the year ended 30 June 2006, offset by a decrease in interest expense of $81 million (2005: $90 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(e) Investments
3GIS Partnership
The 3GIS Partnership was established to operate the third generation radio access network (RAN) as discussed in note 37(c). The partners each made an initial investment of $1 but provide additional capital as required in the form of interest-free loans.
Under A-IFRS, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest-free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against this investment.
PCCW Limited (PCCW) Converting Note
Under A-IFRS, our converting note issued by PCCW was carried at face value, with adjustments for accrued interest and foreign exchange movements recorded in the income statement in operating expenses. Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million. Under USGAAP, the balance recorded in other comprehensive income was transferred to net income on redemption.
Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a jointly controlled entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets.
Under USGAAP, this investment was recorded at the net book value of the assets and liabilities transferred, reduced by the amount of cash received. This resulted in a negative carrying value, with the excess credit being recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a reduction in the goodwill of CSL (refer to note 37(l)).
As at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach under both A-IFRS and USGAAP, which eliminated most of the USGAAP difference previously reported for Reach.
For both A-IFRS and USGAAP we ceased equity accounting our investment in Reach in fiscal 2003 due to the investment, including other non-participating interests in Reach, being written down to zero.
Summary of investment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

3GIS partnership	—	27	27	27
PCCW converting note	—	(10)	—	—
Reach Ltd	—	—	(90)	(90)

	—	17	(63)	(63)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits
Under USGAAP, our defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions”. While the requirements of this standard are broadly consistent with our policy under A-IFRS (refer note 2.24), there are a number of key differences.
Under A-IFRS, actuarial gains and losses are recognised directly in retained earnings. Under USGAAP, the recognition of certain gains and losses is delayed. Aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
Under USGAAP, future investment and contribution taxes of the fund are not taken into account, with only current taxes reflected in the measurement of the net periodic pension cost and prepaid pension asset.
Based on industry practice in Australia, under A-IFRS the defined benefit asset is adjusted for the estimated impact of future investment and contribution taxes of the fund, which are considered part of the ultimate cost to settle the obligation. Future investment tax is taken into account through an adjustment to the discount rate, while a separate tax reserve is created to take into account future contribution tax benefits.
Due to a change in accounting principle we now capitalise a portion of the net period pension cost under USGAAP (refer to note 37(b)), consistent with our policy under A-IFRS. However, under A-IFRS we have only applied this policy from 1 July 2004, our transition date to A-IFRS. Under USGAAP, we have adjusted our property, plant and equipment to reflect this policy as if it had always been applied. Furthermore, differences in the pension cost have lead to differences in amounts capitalised. These differences between A-IFRS and USGAAP have an ongoing impact on depreciation and amortisation.
Presented below are the disclosures required by USGAAP that are different from A-IFRS. These disclosures have been prepared with respect to only the defined benefit components of our pension plans.

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Net periodic pension cost
The components of net periodic pension cost for our defined benefit plans are as follows:

Service cost on benefits earned	214	159	200
Interest cost on projected benefit obligation	226	168	223
Expected return on assets	(333)	(247)	(317)
Expenses and taxation	16	12	16
Member contributions for defined benefits	(20)	(15)	(21)
Transfer of funds to defined contribution plan (i)	93	69	78
Curtailment loss	58	43	—
Settlement gain	(7)	(5)	(4)

Net periodic pension cost per USGAAP	247	184	175
Net periodic pension cost per A-IFRS	182	136	201
Net impact on net income due to different pension cost capitalised	21	15	(25)

Total USGAAP adjustment	44	33	(1)

We used the following major assumptions to determine net periodic pension cost/(benefit) under USGAAP :
Discount rate	5.98%	5.98%	5.99%
Expected rate of increase in future salaries	3.02%	3.02%	3.97%
Expected long-term rate of return on assets	7.00%	7.00%	7.50%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Projected benefit obligations

Reconciliation of change in projected benefit obligation
Projected benefit obligation at beginning of year	3,964	2,942	3,540
Service cost	214	159	200
Interest cost	226	168	223
Member contributions	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Curtailment loss	58	43	—
Foreign currency exchange rate changes	2	1	(7)
Actuarial (gain)/loss	(379)	(281)	73

Projected benefit obligation at end of year per USGAAP	3,377	2,506	3,964

We used the following major assumptions to determine benefit obligations under USGAAP:
Discount rate	5.98%	5.98%	5.48%
Expected rate of increase in future salaries	3.02%	3.02%	3.99%

Accumulated benefit obligation at end of year	2,374	1,762	2,472

Plan assets

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	4,519	3,354	4,302
Actual return on plan assets	825	612	360
Transfer of funds to defined contribution plan (i)	(93)	(69)	(78)
Employer contributions	3	2	3
Member contributions for defined benefits	20	15	21
Transfers/member contributions for accumulation benefits	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Plan expenses	(16)	(12)	(17)
Foreign currency exchange rate changes	2	1	(7)

Fair value of plan assets at end of year per USGAAP	4,552	3,377	4,519

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Reconciliation of funded status of plan
Projected benefit obligation	(3,377)	(2,506)	(3,964)
Plan assets at fair value	4,552	3,377	4,519

Funded status	1,175	871	555
Unrecognised net transition liability	4	3	4
Unrecognised net actuarial gain	(1,346)	(998)	(481)

Pension (liability)/asset per USGAAP	(167)	(124)	78
Prepaid pension asset per A-IFRS	1,029	764	247
Differences in pension cost capitalised	46	33	24

Total USGAAP adjustment	(1,242)	(921)	(193)

(i)	Benefits payments include payments out of the defined benefit plan into the defined contribution plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax
Under A-IFRS, we apply the balance sheet liability method of accounting for deferred taxes, which is broadly consistent with Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes”.
Our other USGAAP adjustments disclosed in note 37 have amended the carrying values of certain assets and liabilities under USGAAP and has resulted in an adjustment to the deferred tax balances.
Under A-IFRS, deferred taxes that arise on the initial recognition of an asset or liability are not recognised where the transaction is not a business combination and affects neither accounting profit nor taxable profit at the time of the transaction. USGAAP contains no such exemption and as such additional deferred tax balances have been recognised for USGAAP.
We have a number of intangible assets with an indefinite life, most notably our Trading Post mastheads. Under A-IFRS, the tax base used in the deferred tax calculation is the asset’s disposal value. It is assumed that the accounting carrying value will only be consumed upon disposal due to the fact that these intangible assets are not being amortised for accounting purposes.
However, under USGAAP the tax base used in the deferred tax calculation is the depreciable tax value, which is generally nil for these assets. This is because the intangible assets are not being specifically held for disposal and therefore the disposal value cannot be used for USGAAP purposes. This has resulted in an increase in deferred tax liability for USGAAP, with a corresponding increase in goodwill.
For A-IFRS, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the balance sheet classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the balance sheet measured and classified per USGAAP.
Summary of income tax adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Initial recognition exemption	(7)	1	(43)	(35)
Indefinite life intangibles	—	—	8	8
Property, plant and equipment (note 37(c))	10	18	68	58
Borrowing costs (note 37(d))	7	4	(157)	(164)
Investments (note 37(e))	(3)	(5)	(5)	(2)
Retirement benefits (note 37(f))	14	(2)	373	56
Derivatives and hedging (note 37(i))	(58)	29	59	111
CSL New World Mobility (note 37(j))	—	(33)	—	—
General reserve (note 37(k))	—	(3)	—	—
Redundancy and restructuring (note 37(m))	(48)	—	(48)	—
Mobile handset subsidies (note 37(n))	—	(19)	—	(91)

	(85)	(10)	255	(59)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)

	Telstra Group
	As at 30 June
	2006	2006	2005
	$m	US$m	$m

Deferred tax assets
Foreign exchange translation, hedge and other finance costs	58	43	117
Employee entitlements	268	199	281
Revenue received in advance	148	110	130
Provisions	164	122	64
Trade and other payables	57	42	38
Accrued pension liability	68	50	—
Tax losses	291	216	230
Other	78	58	23

Total gross deferred tax assets under USGAAP	1,132	840	883
Valuation allowance	(185)	(137)	(161)

Total net deferred tax assets under USGAAP	947	703	722

Deferred tax liabilities
Property, plant and equipment	2,047	1,520	2,003
Prepaid pension asset	—	—	23
Intangible assets	495	367	611
Mobile handset subsidies	—	—	91

Total deferred tax liabilities under USGAAP	2,542	1,887	2,728

Net deferred tax liability under USGAAP	(1,595)	(1,184)	(2,006)
Net deferred tax liability under A-IFRS	1,703	1,264	1,802

Difference	108	80	(204)

Reported as follows for the USGAAP balance sheet:
Net current deferred tax asset	376	279	294
Net non current deferred tax liability	(1,971)	(1,463)	(2,300)

	(1,595)	(1,184)	(2,006)

As at 30 June 2006, our foreign operations have operating loss carryforwards of $291 million of which $9 million will expire in 2027. The remaining balance does not have an expiration date. We have established a valuation allowance of $185 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards.
As at 30 June 2005, our foreign operations have operating loss carryforwards of $230 million of which $13 million will expire in fiscal year 2027. We have established a valuation allowance of $161 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense/(benefit), calculated in accordance with USGAAP:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m
Net income before income tax expense and minority interests consists of:

Domestic	4,829	3,586	5,940
Foreign	(646)	(481)	20

Net income before income tax expense and minority interest	4,183	3,105	5,960

Income tax expense/(benefit) consists of:
Current:
Domestic	1,785	1,325	1,718
Foreign	15	11	22

Total current income tax expense	1,800	1,336	1,740

Deferred:
Domestic	(326)	(243)	22
Foreign	(9)	(7)	(6)

Total deferred income tax expense/(benefit)	(335)	(250)	16

Income tax expense, net	1,465	1,086	1,756

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Expected income tax expense	1,255	931	1,788

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(19)	(14)	(11)
Non assessable and non deductible items	88	64	(23)
Cumulative effect of changes in accounting principles	105	78	—
Under/(over) provision of tax in prior years	36	27	2

Actual income tax expense for USGAAP	1,465	1,086	1,756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(h) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 31.
As at 1 July 2005 for USGAAP purposes, we have adopted Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment” using the modified prospective application method. This standard requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value on the grant date and recognised over the associated service period, which is usually the vesting period. However there is no financial statement effect for us upon adoption of SFAS 123R, as we previously adopted the fair value method of valuing employee stock options and similar awards under SFAS No. 123, “Accounting for Stock Based Compensation”.
Under A-IFRS, we have adopted AASB 2 “Share-based Payment” which is broadly consistent with SFAS 123R. As permitted under A-IFRS and described in note 31, we have elected to apply AASB 2 only to equity instruments granted after 7 November 2002, which have not vested as at 1 January 2005. Therefore a USGAAP adjustment is still required to record the compensation expense for equity instruments issued prior to 7 November 2002.
As a result of this adjustment, we have recorded nil compensation expense for the year ended 30 June 2006 in the reconciliation of net income to USGAAP (2005: $7 million).
37(i) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 35, “Financial and capital risk management.”
As permitted on the first-time adoption of A-IFRS, the Company elected to not restate comparative information for financial instruments within the scope of AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139). Therefore, for the year end 30 June 2005 the fair value of derivatives were not recorded under A-IFRS. Beginning 1 July 2005, derivative financial instruments are recognised and measured at fair value.
Under USGAAP, certain derivative instruments are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognised in other income/expense as part of net income during the period of the change in fair values.
Under A-IFRS, the same derivative instruments are designated as cash flow hedges. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/ expense as part of net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under A-IFRS, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We do not designate specific forward foreign exchange contracts as hedges under USGAAP. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market adjustment in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2006.
As a result of the change in the capital expenditure foreign exchange contract rates, we also recorded an adjustment to increase fixed assets and depreciation expense. Additionally, another adjustment to other income per USGAAP was recorded to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under A-IFRS.
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. We do not designate the interest rate swaps used to manage our interest rate exposure as hedges under USGAAP. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market adjustment in other income under USGAAP for changes in fair value of interest rate swap contracts outstanding at the fiscal year end.
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. The ineffective portion of our hedging instruments (inclusive of the time value of money) is taken to other income/expense.
Under USGAAP we record our derivative instruments on a net basis by counterparty where a master netting agreement is in place. Under A-IFRS we are precluded from netting our derivative instruments by counterparty in the balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(i) Derivative financial instruments and hedging activities (continued)
Summary of derivative financial instruments and hedging activities adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Forward foreign exchange contracts	1	2	3	2
Interest rate swaps	21	(85)	—	(163)
Cross currency interest rate swaps	(214)	(13)	(198)	(209)

	192	(96)	(195)	(370)

37(j) CSL New World Mobility Limited (formerly Telstra CSL Limited (CSL))
Original acquisition
Under previous AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, as it could not be supported by an analysis of the undiscounted cash flows of the entity. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP.
USGAAP adjustments were also recorded on the acquisition of CSL for the following:
•	losses of $30 million on the hedge of the purchase of CSL were included in the cost of acquisition under previous AGAAP, but were recognised in net income under USGAAP; and

•	recognition of a deferred tax asset of $33 million under USGAAP associated with fair value acquisition adjustments, with a corresponding decrease to goodwill. This deferred tax asset was realised in fiscal 2005.
Goodwill impairment
On 31 March 2006, we merged the CSL Group with the mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Our carrying value of goodwill under USGAAP for CSL has historically been higher than under A-IFRS due to the USGAAP adjustments on original acquisition, and the merger transaction indicated that a pre-existing impairment under USGAAP existed in CSL.
We performed an impairment test on our goodwill balance in CSL prior to recording the merger and as a result we recognised an impairment loss in our net income per USGAAP. The fair value of CSL for the purposes of the impairment test was calculated using a discounted cash flow technique.
Historically under USGAAP, we have recorded impairment losses of $394 million. These impairment losses were based on a discounted cash flow technique used to calculate the fair value of CSL.
New World Mobility merger
Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited for 100% of the issued capital of the New World Mobility Group and $44 million cash. The issue of new shares diluted our ownership interest in the merged group to 76.4%.
Under A-IFRS, a dilution gain was recognised directly in equity, being the difference between the fair value of the interest acquired in the New World Mobility Group and the carrying value of the diluted interest in the merged group, including any foreign currency translation reserve balance.
Due to the USGAAP impairment recorded in CSL goodwill just prior to the merger transaction, the carrying value of CSL at the date of the merger was lower under USGAAP compared to A-IFRS. Furthermore, the foreign currency translation reserve balance associated with CSL under USGAAP at the date of the merger was significantly higher than the balance under A-IFRS due to the USGAAP adjustments described in note 37(l). This lead to us recording a dilution loss on the merger under USGAAP primarily due to the reclassification of $132 million from accumulated other comprehensive loss. This dilution has been recorded directly in equity for USGAAP purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(j) CSL New World Mobility Limited (continued)
Summary of CSL New World Mobility adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Original acquisition	—	—	936	936
Goodwill impairment	(634)	—	(1,028)	(394)
New World Mobility merger	—	—	36	—

	(634)	—	(56)	542

37(k) Fair value and general reserve adjustments
Under A-IFRS, we recorded a reserve of $54 million on the acquisition of a controlling interest in TelstraClear Limited in December 2001, representing our share of the fair value adjustments attributed to our previous equity accounted ownership interest. Under USGAAP this reserve adjustment was offset against goodwill.
Under A-IFRS, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. Under USGAAP, this is treated as a sale of ownership interest and taken to net income. For the year ended 30 June 2006, the adjustment to net income was $nil (2005: $5 million gain).
37(l) Goodwill and other intangible asset adjustments
Under both A-IFRS and USGAAP, goodwill is not amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. However, we ceased amortising goodwill under USGAAP from 1 July 2002 but did not cease amortisation under A-IFRS until 1 July 2004. As such we continue to record a historical USGAAP adjustment.
Under both A-IFRS and USGAAP, goodwill in foreign controlled entities is denominated in the functional currency of the foreign operation, with translation adjustments recorded in equity. Where there is a difference between the A-IFRS and USGAAP balance of goodwill, an adjustment is also made to the translation effect. Furthermore, on transition to A-IFRS we reset our foreign currency translation reserve to zero, which has been reversed for USGAAP purposes.
Summary of goodwill and other intangible asset adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Amortisation difference	—	—	229	229
Translation differences of goodwill in foreign operations	—	—	(158)	(188)

	—	—	71	41

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 15. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2007	2008	2009	2010	2011
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	169	141	107	104	102

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(l) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group
	Telstra
	Enterprise &	Telstra
	Government	International	Sensis	Other	Total
	$m	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2004	83	1,962	235	1	2,281
Additional goodwill recognised	360	2	153	4	519
Foreign currency translation adjustment	(6)	(176)	—	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	437	1,788	388	5	2,618
Additional goodwill recognised	4	287	33	—	324
Disposals	(4)	(272)	—	—	(276)
Foreign currency translation adjustment	—	55	—	—	55
Impairment losses	—	(634)	—	—	(634)

Carrying amount of goodwill (USGAAP) at 30 June 2006	437	1,224	421	5	2,087

37(m) Redundancy and restructuring
The principal difference between A-IFRS and USGAAP with respect to accruing for restructuring costs is that A-IFRS places emphasis on the recognition of the costs of the exit plan as a whole whereas USGAAP requires that each type of cost be examined individually to determine when it may be accrued. The differences are primarily related to the timing of the recognition of restructuring costs.
As a result we have recorded an adjustment of $46 million to reduce the provision related to contractual obligations. Under USGAAP, a liability is incurred for contractual obligations when the Company ceases using the right conveyed by the contract. As of 30 June 2006, the Company has not ceased using the rights conveyed by these contracts.
An adjustment of $115 million is recorded to reduce the provision for other exit costs. Under USGAAP, a liability is incurred for other exit costs if the Company has already incurred the cost. As of 30 June 2006, the Company has not incurred these expenses.
There is no significant GAAP difference between A-IFRS and USGAAP in relation to the redundancy provision we have recognised at 30 June 2006.
37(n) Mobile handset subsidies
In fiscal 2005 under USGAAP, we deferred our mobile handset subsidies and recognised them over the expected customer life. Under A-IFRS we expense handset subsidies as incurred.
On 1 July 2005, we changed our accounting principle under USGAAP to expense handset subsidies as incurred, consistent with our policy under A-IFRS. As such there is no longer a USGAAP adjustment. Refer to note 37(b) for further details.
The impact of this adjustment on net income for the year ended 30 June 2005 was an increase of $64 million. Shareholders’ equity under USGAAP at 30 June 2005 increased by $303 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(o) Consolidation of variable interest entities
A-IFRS requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under A-IFRS.
USGAAP requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both. A variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary:
•	Telstra Employee Share Ownership Plan Trust (TESOP97);

•	Telstra Employee Share Ownership Plan Trust II (TESOP99); and

•	Telstra Growthshare Trust.
These entities have been consolidated under both A-IFRS and USGAAP.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest, but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 30 and 37(c).
37(p) Arrangements that contain leases
Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
If an arrangement is considered to contain a lease under EITF 01-8 then it is split into its lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
Currently under A-IFRS, and for arrangements entered into prior to 1 July 2003 for USGAAP, we account for these types of arrangements as service agreements. There is no material impact on the reconciliations of net income and shareholders’ equity to USGAAP of this difference in accounting for embedded leases.
37(q) Recently issued United States accounting standards
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently evaluating the impact of this new Interpretation.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP 46(R)-6”), which provides additional guidance to consider when determining:
•	whether an entity is a variable interest entity;

•	which interests are considered to be variable interests in the entity; and

•	which party, if any, is the primary beneficiary of a variable interest entity.
The Company is currently evaluating the impact of this new interpretation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(q) Recently issued United States accounting standards (continued)
In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by us in the first quarter of fiscal year 2008. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and SFAS No. 140, SFAS No.155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for fiscal years beginning after 15 September 2006. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.

In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R). The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairments. The adoption of the FSP did not have a material impact on the income statement and balance sheet.

In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in SFAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS 123(R). In accordance with this standard a grant date of an award exists if:
•	the award is a unilateral grant; and

•	the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval
The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005 and requires prospective application. The Company is currently evaluating the impact of this new Standard.

Telstra Corporation Limited and controlled entities
Directors’ Declaration
This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages F-3 to F-203 of Telstra Corporation Limited and the Telstra Group:
(i) comply with the Accounting Standards and Corporations Regulations;
(ii) give a true and fair view of the financial position as at 30 June 2006 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2006; and
(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S.295A of the Corporations Act 2001;

(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 29(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 29(a).
In accordance with subsection 334(5) of the Corporations Act 2001, the directors have elected to adopt the following Australian accounting standards early for the year ended 30 June 2006:
•	AASB 119: “Employee Benefits” (issued in December 2004);

•	AASB 7: “Financial Instruments: Disclosures”;

•	AASB 2005-3: “Amendments to Australian Accounting Standards”; and

•	AASB 2005-10: “Amendments to Australian Accounting Standards”.
For and on behalf of the board

Donald G McGauchie	Solomon D Trujillo
Chairman	Chief Executive Officer and Executive Director

Date: 10 August 2006
Melbourne, Australia

Annex A
Remuneration Report
from Telstra’s 2006 Annual Report

(This page intentionally left blank)

Remuneration report
Remuneration report
  The Remuneration Report forms part of the Directors’ Report and is set out under the following headings:
  REMUNERATION AT TELSTRA
The Remuneration Committee
Remuneration policy
Changes to the remuneration strategy
  CEO AND SENIOR EXECUTIVES
Remuneration strategy
Remuneration structure
Linking the remuneration structure to the business strategy
Remuneration mix
Fixed remuneration
Short term incentive (STI)
Long term incentive (LTI)
  RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
Defining “company performance”
Remuneration vs company performance
  DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Contract arrangements
Relocation costs associated with overseas senior executives
  NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
Remuneration structure
Retirement benefits
Other benefits
Details of non-executive directors’ remuneration
This report for the year ended 30 June 2006 was prepared by the directors in accordance with the Corporations Act 2001. Under AASB 124 “Related Party Disclosures” (AASB 124), we are required to disclose remuneration details for our “key management personnel” (KMP). In addition to the directors, our KMP also includes the Chief Operating Officer and the Group Managing Directors listed in Figure 17. For the remainder of this report the KMP (other than the directors) will collectively be referred to as senior executives.
  REMUNERATION AT TELSTRA
Telstra proactively manages executive and director remuneration arrangements to ensure that their remuneration is a key element supporting our business strategy by aligning reward to the achievement of strategic objectives. We also ensure that it is competitive in the markets we draw our talent from and that the needs of all stakeholders are taken into consideration when remuneration decisions are made.
  THE REMUNERATION COMMITTEE
The policy, strategy and structure for the Board, CEO and senior executive remuneration is overseen and regularly reviewed by the Board’s Remuneration Committee.
The Telstra Board Remuneration Committee (Committee) is responsible for reviewing and recommending to the Board the remuneration policy, strategy and structure for Telstra’s Board, the CEO and senior executives. The Committee’s roles and responsibilities, composition and membership is detailed on our website. The Committee also has a responsibility to ensure that our remuneration strategy considers corporate governance principles and expectations of stakeholder bodies.
Any decision made by the Committee concerning an individual executive’s remuneration is made without that executive being present.
  REMUNERATION POLICY
The remuneration policy consists of principles that guide the Committee in its deliberations, and which should be taken into consideration when formulating the strategy and structure of remuneration.
The Committee is guided by the following principles when formulating remuneration strategy and structure.

Senior executive	Non-executive director
remuneration should:	remuneration should:
• reflect the size and scope of the role and be market competitive in order to attract and retain talent	• be distinguished from executive remuneration

• be competitive in domestic and global markets	• be fee based, not performance based

• motivate executives to deliver short and long term business objectives	• be partly remunerated in the form of equity in order to align with the returns to shareholders

• be aligned with shareholder value creation

• be differentiated based on individual performance
  CHANGES TO THE REMUNERATION STRATEGY
In line with major changes to Telstra’s business strategy this fiscal year, we have reviewed and updated our remuneration structure.
During fiscal 2006 the Board approved a new business strategy for Telstra. The new strategy will transform the company over several years in order to meet the challenges of a competitive global market.
With the new business strategy significantly changing the company’s commercial and operational focus, it was important to update the metrics used to determine incentive outcomes to give appropriate weight to Telstra’s new priorities. In parallel with the development of the business strategy, the Committee commissioned an extensive review of the remuneration strategy.
The focus of the remuneration review was to advise on contemporary market practice, the relationship between fixed and variable remuneration and the measures which would drive remuneration outcomes in the context of a significant strategic realignment of the business. The aim was to reward the CEO and senior executives on the delivery of transformational and operational outcomes in line with the key elements of the new business strategy. An additional objective of the review was to link the successful delivery of the transformation to future shareholder wealth creation. Management, with input from an external remuneration consultant, formally presented the results of the review to the Committee in December 2005.
The review concluded that the CEO and senior executive remuneration strategy would need to have increased flexibility in order to:

Remuneration report
•	focus on achieving long term transformation of the company while delivering on short term performance;

•	reinforce and reward performance measures that will evolve with the company’s changing objectives;

•	attract and retain world-class executive talent; and

•	support a variety of employment arrangements and durations.
Introduction of new performance measures
The three elements of Telstra’s remuneration structure-fixed remuneration, short term incentives (STI) and long term incentives (LTI) — complement each other and will support the execution of business strategy in both the short and long term. These elements are consistent with previous years’ incentive plans. However, new performance measures (which are discussed in detail later in this report) have been introduced to encourage executives to focus on key business outcomes and to ensure that reward payouts occur when the company and the individual achieve the transformational and operational goals set by the Board.
Figure 1 below illustrates how the remuneration strategy and structure are aligned to, and support, the business strategy through the use of performance measures.
CEO AND SENIOR EXECUTIVES
REMUNERATION STRATEGY
Our remuneration strategy for the CEO and senior executives includes performance measures that are aligned to the key elements of Telstra’s new business strategy.
The senior executive remuneration strategy has been repositioned to drive the delivery of the transformation milestones that have been outlined in Telstra’s business strategy. Over the next 3 -5 years, the remuneration strategy will be based on performance measures that are strongly aligned to those transformation outcomes as well as on other traditional business measures. The weighting of performance measures is expected to evolve over time from initial weighting on transformation measures to:
•	operational measures for the STI; and
•	growth and return measures for the LTI.
Figure 2 below shows the proportion of the STI and LTI that depends on transformation measures for fiscal 2006. It is also indicative of how the emphasis on the transformation measures will diminish progressively as our transformation milestones are achieved. (However, it is not intended to represent future weightings of remuneration elements.)
Figure 1: Alignment of th business and remuneration strategies
Figure 2: Remuneration structure that supports Telstra’s transformational goals

Remuneration report
REMUNERATION STRUCTURE
The remuneration structure ensures that rewards are linked to strategic outcomes.
When reviewing the structure and mix of the remuneration packages of the CEO and senior executives, the Committee takes into account:
•	remuneration practices in other major corporations in Australia (in terms of both salary levels and the ratio between fixed and “at risk” components);

•	remuneration practices of global corporations within our comparative peer group; and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
For fiscal 2006, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short term incentive (“at risk”); and

•	long term incentive (“at risk”).
LINKING THE REMUNERATION STRUCTURE TO THE BUSINESS STRATEGY
The main benefits of Unking senior executives’ rewards to specific performance measures are to increase focus and understanding by senior executives of the key strategic objectives of the business and provide motivation by rewarding employees on strategy execution.
Figures below shows in detail how the remuneration structure is designed to satisfy the requirements of the new business strategy, by setting and monitoring specific performance measures for the various elements of remuneration.
Ordinarily, the Committee considers, and recommends to the Board, the measures and targets for the incentive plans during the annual budget setting process. However, for fiscal 2006, the Committee considered the remuneration strategy in parallel with the strategic review of the company. The Committee recommended that the incentive measures should focus on the transformation through to fiscal 2010. The fiscal 2010 strategic targets outlined to shareholders in November 2005 were used as a starting point to determine the fiscal 2006 STI and LTI performance measures.
Figure 3: Performance measures selected to ensure a focus on key business strategies

Remuneration element	Performance measures	How is it measured?	Link to business strategy
	Company Financial	EBITDA — Earnings before interest, tax, depreciation, amortisation.	To achieve earnings objective.

	Cost Reduction	Amount of accelerated cost savings.	To identify and deliver near term operating cost saving benefits that enable investment in transformation initiatives.

STI (Cash)	3G — 850 Network	The number of sites that are 3G equipped and receiving transmission.	To deliver on the wireless strategy that enables mobile revenue growth, reduces cost and optimises the mobile business.

	Broadband marketshare	The increase in Telstra’s share of retail broadband customers.	To achieve an increase in Telstra’s retail broadband marketshare.

	Individual accountabilities	The achievement of personal goals which include business unit specific targets.	To align the individual’s personal goals with the business’ goals.

	Revenue Growth	The year over year revenue growth rate over the periods — 3 and 5 years.	To drive the development of new revenue and overall growth.

	Operating Expense	The total operating expense growth rate over the periods — 3 and 5 years.	To drive cost control and restructure the cost base of the company.

	IT Transformation milestones	The time taken to achieve a targeted reduction of Business Support Systems (BSS) and Operational Support Systems (OSS).	To reduce complexity, reduce cost and provide an enhanced customer experience by reducing the number of systems.

LTI (Performance Rights)	Network Transformation milestones	The time taken to achieve network simplification and build a new platform.	To simplify the network to reduce complexity and cost, while providing a new platform for revenue growth.

	Return on Investment (ROI) overs 3 years	EBIT over Average Investment (Average of Net Debt plus Shareholder Funds).	To measure the return gained from the financial investment in the transformational goals.

	Total Shareholder Return (TSR) Growth over 5 years	Absolute growth in share price and accumulated dividends from 19 August 2005.	To measure the value derived from execution of the business strategy.

Remuneration report
To link the remuneration structure to business strategy, the Committee prioritised the business’ strategic objectives by considering:
•	what could be measured;
•	what objectives would have the greatest impact; and
•	what aggregate of measures would best support the key themes of the strategy.
At the end of each financial year, the Committee reviews the company’s audited financial results and the results of the other performance measures, and assesses performance against each measure to determine the percentage of STI and LTI that is payable. Measures are tracked by an internal project office and, where appropriate, the achievement against targets will be independently audited.
In the case of Bruce Akhurst the STI is measured against specific financial metrics for Sensis in lieu of the Telstra financial and transformational measures detailed above. Sensis EBIT contribution and Cashflow make up 80% of his STI and the remaining 20% is based on individual accountabilities.
To ensure the continued alignment of transformation objectives, the creation of value and executive reward, the Committee initiated a review of the linkage between the remuneration strategy and business strategy. Any changes to the remuneration strategy as a result of this review will be reported to shareholders.
REMUNERATION MIX
Executive remuneration is composed of both “fixed” and “at risk” elements.
The remuneration mix describes the ratio of the different components of an executive’s pay. To strengthen the link to company performance, the Board has determined that a significant proportion of the total remuneration for the CEO and senior executives should be “at risk” representing components that are awarded based on performance. This means senior executives can only earn significant rewards if pre-determined company measures and targets are achieved. The “at risk” components of a senior executive’s remuneration package are calculated by reference to that individual’s fixed remuneration.
Figure 4 below shows the remuneration mix based on the maximum level of reward for the CEO and senior executives.
Figure 4: Telstra’s remuneration mix

(1)	The value of LTI granted. Performance targets must be met before any of this value vests to the executive over 3 and 5 years.

(2)	The maximum amount that could be payable should all STI targets be met.
If the minimum performance level is not achieved, no STI or LTI will be awarded and the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration. The percentage of “at risk” pay increases with the increase in accountability.
FIXED REMUNERATION
Fixed remuneration is in line with similar roles in the applicable market.
Fixed remuneration is made up of:
•	base salary including salary sacrifice benefits and applicable fringe benefits tax; and
•	superannuation.
Fixed remuneration is influenced by the scope of the role and the knowledge, skills and experience required of the position holder. To ensure remuneration is market competitive, the Committee takes into account local, home country and global market rates. In determining what market rates to use for comparison purposes the Committee assesses a range of factors including company size (based on market capitalisation), industry in which the comparative company operates and global footprint.
For superannuation, in addition to mandatory contributions, the CEO and senior executives may contribute additional amounts, subject to legislative requirements.
Fixed remuneration is reviewed annually as part of the company’s overall remuneration review process and is assessed against the company’s and the individual’s performance.
For fiscal 2006, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
SHORT TERM INCENTIVE (STI)
The STI component delivers reward on achievement of annual performance targets.
The STI is an annual “at risk” component of remuneration for the CEO and senior executives. During fiscal 2006, the Committee ceased the Short Term Incentive Equity (STIE) Plan. As such the annual STI payment for fiscal 2006 is delivered in cash, compared with fiscal 2005 when the STI was delivered half in cash and half in equity instruments. The objective of the STI plan is to encourage executives to meet annual business objectives and their own individual performance targets.
How STI is calculated
The CEO and senior executives’ STI payment is based on their fixed remuneration, individual STI opportunity (explained on page 48) and achievements against performance measures. This is illustrated in Figures 5.
Figure 5: Calculating the STI payment

Remuneration Report
Figure 6: STI opportunity for differing levels of performance

Level of performance		CEO	Senior Executives
(% of STI opportunity)	Description	(% affixed remuneration)

Gateway (25%)	The “gateway” level must be reached before any value can be attributed to each measure.	25%	25% – 35%

Target (50%)	The “target” level represents challenging but achievable levels of performance.	50%	50% – 70%

Maximum (100%)	Achievement of the “maximum” level requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.	100%	100% – 140%
STI opportunity and performance levels required
Depending on the role they perform, each senior executive has an STI opportunity ranging from 100% – 140% of fixed remuneration where maximum performance is met. The maximum STI opportunity varies according to the role. As illustrated in Figure 6 above, each of the performance measures has three different levels of performance.
The level of performance determines the level of payment against each weighted measure. Achieving the target level of performance on each measure therefore equates to 50% of an individual’s maximum STI payment.
The STI performance measures
Performance against specific measures is assessed before any individual’s STI payment can be determined. The individual accountabilities for the CEO are determined by the Board and that of the senior executives are determined by the CEO. All individual measures are strongly aligned to the individual’s contribution towards corporate and business unit objectives.
STI payment for the CEO
The CEO’s contract provides for an STI payment for fiscal 2006 of up to a maximum of $3 million, of which $1.5 million was paid on commencement of employment. The initial $1.5 million was paid subject to the successful delivery of the new business strategy and transformation plan for the company. This payment was disclosed in the 2005 Remuneration Report.
The remaining maximum potential payment of $1.5 million will be paid subject to the CEO satisfying the performance measures described in Figure 3 on page 46.
LONG TERM INCENTIVE (LTI)
The LTI is the second “at risk” component of remuneration and it is delivered in the form of performance rights for fiscal 2006. Performance rights are the right to acquire a Telstra share at minimal cost to the employee ($1 exercise price per parcel of shares exercised on any single day) when specified performance measures are achieved. The performance rights are administered through the Telstra Growthshare Trust.
In prior years the equity instruments allocated as part of the LTI plans included restricted shares, options, deferred shares and performance rights.
The LTI plan supports the business strategy by aligning executive compensation with key performance measures and targets that support the transformation. The LTI is limited to the 220 most senior employees, as this group is responsible for leading the transformation and will drive the success of the business.
How performance rights are allocated
The CEO and senior executives receive an allocation of performance rights that is calculated as a percentage of their fixed remuneration.
Figure 7: Calculating the allocation of performance rights

*	The full market value of a Telstra is used when we allocate performance rights (5 day volume weighted average share price). This differs from the accounting value under the executive remuneration table in Figure 17 on page 52, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in previous years.
Vesting
The performance rights that the CEO and senior executives receive will vest depending upon the company’s achievement of the relevant performance measures. Performance rights that have vested means that the executive has a full interest in the right and is free to exercise the right at any time until the expiry date. The allocation, test and expiry dates are illustrated in Figure 8 below.
Figure 8: Performance right timeline
The value of the LTI at vesting
The actual value to the executive of the LTI at vesting can be calculated using the formula in figure 9 below.
Figure 9: Determining the market value of performance rights at vesting dates

*	This value is likely to be different from the values at allocation and the accounting values disclosed in the remuneration table in Figure 17 on page 52.

Remuneration report
Figure 10: LTI vesting arrangements for fiscal 2006

	Year 3	Year 5

Target not achieved	• 25% of performance rights for Year 3 tranche lapses.	• All unvested performance rights will lapse.
• The remaining 75% of performance rights will be added to the Year 5 tranche and may vest based on performance against the Year 5 performance scale.
Target achieved but below Maximum	• The number of performance rights vest on a scale between Target and Maximum.	• For the Year 5 tranche the number of performance rights vest on a scale between Target and Maximum.
	• Any performance rights that do not vest will be discounted by 25% and the balance added to the Year 5 tranche and may vest on the Year 5 performance scale for each measure.	• The carried forward Year 3 balance will be added to the Year 5 tranche and assessed against the Year 5 performance targets.
• Any performance rights that do not vest as a result of not reaching the Maximum of the Year 5 hurdle will lapse.
Maximum achieved	• All performance rights for the Year 3 tranche (up to 60% of the 2005 allocation) will vest if all maximum targets are achieved.	• All performance rights for the Year 5 tranche (up to 40% of the 2005 allocation), and any remaining Year 3 tranche, will vest if all maximum targets are achieved.
The LTI performance measures
Similar to the STI plan, the LTI performance measures are also linked to the business strategy and transformation of the company. This approach ensures that any rewards derived from the LTI plan by the senior executives are consistent with the successful execution of the initiatives over a number of years. Successful execution of the initiatives should, in turn, drive sustainable increases in shareholder wealth.
The measures will be assessed based on a scale of performance at 30 June 2008 and 30 June 2010. The vesting arrangements are explained in Figure 10 above.
Exercising performance rights
A performance right can only be exercised (that is, a share can only be acquired by the executive) if the performance right vests. Once vested, the performance right can be exercised by the executive at any time up to 7 years from the grant date. Once the performance rights have been exercised the participant becomes the beneficial owner and is entitled to any dividend, bonus issue, return of capital or other distribution in respect of those shares.
Restrictions on hedging
The CEO and senior executives are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the LTI plan during the period the shares are held in trust.
Lapsed performance rights
Where a performance right does not vest by year 5, because the performance measures have not been achieved, the right will lapse and no benefit will accrue to the executive.
If the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule; or

•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance measure is met.
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
The payment levels of the “at risk” components of remuneration should reflect Telstra’s corporate performance.
DEFINING“COMPANY PERFORMANCE”
Telstra ultimately assesses its company performance by reference to increases in “shareholder wealth” and “earnings”.
Shareholder wealth
Shareholder wealth is the total return to an investor over a given period. It consists of three components: dividends paid, the movement in the market value of shares over that period, and any return of capital to shareholders, excluding buy-backs.
Dividends paid
Over the five years to 30 June 2006 we have increased the total amount returned to shareholders through dividends and special dividends each year. Our total dividends paid per share each fiscal year for the last five years is shown in Figure 11 on page 50.
Market value of shares
During fiscal 2006 Telstra’s daily closing share price has fluctuated between a low of $3.63 and a high of $5.14. Figure 11 on page 50 shows the share price on 30 June for the last five years.

Remuneration report
Figure 11: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
Share Price ($)	3.68	5.06	5.03	4.40	4.66
Total dividends paid/declared per share (c)	34.0	40.0	26.0	27.0	22.0
Return of capital
During the five years to 30 June 2006 we undertook two off-market share buy-backs as part of our capital management strategy, returning $1,751 million (excluding associated costs) to shareholders. All ordinary shares bought back were subsequently cancelled.
Figure 12: Share buy back

		Cost			Franked dividend	Capital
	Number of	Purchase	Transaction	Buy-back price	component	component
	ordinary shares	consideration	costs	per share	per share	per share
Date	bought back	$m	$m	$	$	$
24 NOV 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 NOV 2004	185,284,669	750	6	4.05	2.55	1.50
EARNINGS
Our company’s earnings over the five years to 30 June 2006 are summarised in Figure 13 below.
Figure 13: Our 5 year earnings history

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
	$m	$m	$m(1)	$m(1)	$m(1)
Sales revenue	22,750	22,161	20,737	20,495	20,196
EBITDA	9,584	10,464	10,175	9,170	9,483
Net profit available to Telstra	3,181	4,309	4,118	3,429	3,661

(1)	During fiscal 2006, we adopted Australian equivalents to International Financial Reporting Standards (A-IFRS). We restated our comparative information for the year ended 30 June 2005. The previous financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP).
REMUNERATION VS COMPANY PERFORMANCE
Telstra’s remuneration strategy aligns with the new business strategy by assigning clear transformational and operational targets with longer term objectives which will deliver increases in shareholder wealth.
As stated in our remuneration strategy, a significant proportion of the CEO and senior executives’ total remuneration depends on the achievement of specific short and long term targets.
STI results and payments
Financial measures have represented a significant percentage of the STI plan over the last five years and therefore financial performance has a direct impact on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received by senior executives as a percentage of the maximum achievable payment for achieving those short term measures is reflected in Figure 14 below.
The calculation below is made by aggregating the actual STI payments to the CEO and senior executives for the financial year and dividing that by the aggregate maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Figure 14: Average STI payment as a % of maximum payment

	Fiscal	Fiscal		Fiscal	Fiscal	Fiscal
	2006	2005		2004	2003	2002
STI received	73.8%	54.6	%(1)	31.4%	41.1%	57.6%

(1).	This includes both the cash and equity components for fiscal 2005. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted in fiscal 2005 will be reflected in remuneration over the following 3 years as the shares vest over their performance period.

Remuneration report
Relationship between company performance and STI payments
Figure 15 below demonstrates the relationship between the company’s performance in the form of EBITDA and the percentage of STI payments that were made in each fiscal year.
Figure 15: Relationship between company performance (EBITDA) and STI payments
LTI results and payments
Any LTI awarded to an executive is required to be reported in accordance with International Financial Reporting Standards (IFRS). This requires a value to be attributed to the LTI equity granted before vesting has occurred. That value is then amortised over the vesting period (ie the five-year performance period for fiscal 2006 allocations). However, as vesting of any equity allocated under the LTI plans is subject to a range of internal and external performance measures, senior executives may or may not ultimately derive any value from these equity instruments.
As at 30 June 2006 the vesting status of LTI equity set out in Figure 16 below.
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Detailed explanation of the various components of remuneration received by the CEO and senior executives in fiscal 2006.
In this section we set out the remuneration of our CEO and the senior executives who are key management personnel. These executives had authority and responsibility for planning, directing and controlling the activities of Telstra and its controlled entities during fiscal 2006. They also include the five highest remunerated executives.
Figure 17 on page 52 sets out the short term employee benefits, post-employment benefits and share-based remuneration received during the fiscal year as calculated under applicable accounting standards. It also details the remuneration components of those senior executives who ceased employment with Telstra during fiscal 2006 and would otherwise have been included in this report.
Figure 18 on page 53 sets out the details of the annual STI for fiscal 2006, and Figure 19 on page 53 sets out the amortised value of the CEO and senior executive allocations under the LTI plans.
Remuneration received in fiscal 2006
The remuneration of our key management personnel (excluding non-executive directors) are set out in the following tables. In accordance with the requirements of AASB 124, the remuneration disclosures for fiscal 2006 only include remuneration relating to the portion of the relevant periods that each individual was considered a KMP. As a result this approach can distort year-on-year remuneration comparisons.
Termination payments to Dr Switkowski in fiscal 2006
As specified in the remuneration report for fiscal 2005 Dr Switkowski ceased employment with the company on 1 July 2005 and was entitled to receive termination payments in accordance with his employment contract including:
•	a termination payment of 12 months fixed remuneration - $2,092,000; and

•	accrued annual and long service leave - $1,059,526.42.
These payments have been aggregated and appear in Figure 17 on page 52 under “Termination benefits” in accordance with the prescribed accounting standards.
Dr Switkowski also received a payment of $1,961,000 under the 2004/05 STI plan. This payment is not included in Figure 17 on page 52 as it has previously been disclosed in the remuneration report for fiscal 2005.
In addition, and consistent with last years remuneration report, Figure 21 on page 55 shows Dr Switkowski’s retained allocations of equity under the Deferred Remuneration and LTI plans.
Figure 16: LTI Status

Status of plan	Result	Next steps
The fiscal 2001 plans (September 2000 and March 2001*) did not meet the performance measure.	All instruments have lapsed.	The performance period for these plans expired in fiscal 2006 and both plans have ceased.

The fiscal 2002 plans (September 2001 and March 2002*) did not meet the performance measure in the first quarter of the performance period.	Half of all allocations lapsed.	For September 2001, the performance measures were subsequently achieved in fiscal 2005 and the remaining half of the allocations vested. The March 2002 plan performance measures are currently below the required performance hurdle.

The fiscal 2003 plan did not meet the performance hurdle in the first quarter of the performance period.	Half of all allocations lapsed.	The performance measures are currently below the required performance hurdle.

Fiscal 2004, 2005 and 2006 plans have yet to enter their respective performance periods.	No instruments have lapsed or vested yet.	Performance measures have not yet reached the assessment points.

*	March allocations were mid-cycle allocations to accommodate new executives.

Remuneration report
Figure 17: Senior executives’ remuneration

Salary and Fees: Includes salary, salary sacrificed benefits (other than superannuation), leave provisions and fringe benefits tax	Short Term Incentives: Includes annual bonuses payable in relation to fiscal 2006	Non-monetary benefits: Such as the value of goods and services provided as well as expatriate benefits including medical insurance, housing, private air travel	Other equity: Performance rights, restricted shares & options granted under Telstra’s LTI plans. This includes amounts accrued for current and prior year LTI grants

										Post-				Other
										employment		Termination		long term	Equity settled
		Short term employee benefits								benefits		benefits		benefits	share-based payments
						Non-								Accrued	Short term
		Salary		Short term		monetary				Super-		Termination		long service	incentive		Deferred		Other
		and fees	(1)	incentives	(2)	benefits	(3)	Other	(4)	annuation	(5)	benefits		leave	shares	(6)	shares	(7)	equity	(8)	Total
Name		($)		($)		($)		($)		($)		($)		($)	($)		($)		($)		($)
Solomon Trujillo	Commenced	2,987,861		2,581,200		—		1,745,011		1,012,139		—		75,000	—		—		309,305		8,710,516
- Chief Executive Officer	1 July 2005
Bruce Akhurst	Ongoing	984,974		1,519,035		11,740		—		188,026		—		29,325	276,443		115,592		650,036		3,775,171
- Chief Executive Officer, Sensis
Kate McKenzie	Appointed	223,280		180,950		—		—		20,787		—		6,026	22,067		—		30,871		483,981
- Group Managing Director,	GMD
Telstra Wholesale	16 Jan 2006
David Moffatt	Ongoing	876,970		1,019,991		18,138		—		316,030		—		29,825	131,095		129,101		779,461		3,300,611
- Group Managing Director, Telstra Consumer Marketing & Channels
Deena Shiff	Ongoing	645,857		768,951		6,062		—		116,643		—		20,000	155,829		37,438		214,391		1,965,171
- Group Managing Director, Telstra Business
John Stanhope	Ongoing	919,499		655,412		9,668		—		101,001		—		25,825	126,792		76,968		335,804		2,250,969
- CFO and Group Managing Director, Finance & Administration
David Thodey	Ongoing	1,031,086		926,798		8,248		—		52,914		—		27,100	108,869		105,198		560,789		2,821,002
- Group Managing Director, Telstra Enterprise & Government
Gregory Winn	Commenced	1,280,944		1,408,918		1,685		1,101,907		10,814		—		32,178	—		—		—		3,836,446
- Chief Operating Officer	11 Aug 2005
SUB-TOTAL		8,950,471		9,061,255		55,541		2,846,918		1,818,354		—		245,279	821,095		464,297		2,880,657		27,143,867
Past Employees
Zygmunt Switkowski	Ceased	5,451		—		35		—		281		3,151,526	(9)	—	—		491,049	(10)	4,516	(11)	3,652,858
	1 July 2005
SUB-TOTAL		5,451		—		35		—		281		3,151,526		—	—		491,049		4,516		3,652,858
TOTAL		8,955,922		9,061,255		55,576		2,846,918		1,818,635		3,151,526		245,279	821,095		955,346		2,885,173		30,796,725

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short term incentive relates to performance in fiscal 2006 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest-free loans under TESOP97 and TESOP99, the value of personal home security services provided by Telstra and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives on commencement of employment with Telstra and relocation payments made in accordance with their relocation agreement and which are classified as remuneration under the accounting standards.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	This represents the value of Short Term Incentive Shares allocated under the 2004/05 STI Equity plan whereby 50% of the STI payment was provided as shares to be distributed over 3 years at 12 month intervals. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards.

(7)	The value included in deferred shares relates to the current year amortised value of vested and unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards

(8)	The value represents the annualised value of restricted shares, performance rights and options as detailed in figure 21. The executive only receives value if the performance hurdles are met.

(9)	Includes payments made on cessation of employment with Telstra in accordance with his employment contract. The payments include unused annual and long service leave and an eligible termination payment equal to 12 months fixed remuneration.

(10)	The value represents the remaining amortised value of deferred shares which has been brought forward due to the early vesting of Deferred Shares following separation from Telstra.

(11)	The value represents the pro-rated amortised value of restricted shares, options and performance rights following Dr Switkowski’s separation from Telstra on 1 July 2005.

Remuneration report
Figure 18: STI for fiscal 2006

Where the actual STI payment is less than the maximum potential, (eg achieved performance was less than maximum performance level) the difference is forfeited and does not become payable in subsequent years.
The minimum value of the STI may be $0 where the performance measures fail to meet the specified threshold levels.

	Maximum			% of the 1
	potential STI		Actual STI	maximum
Name	($)		($)	potential
Solomon Trujillo	3,000,000	*	2,581,200	86.0%
Bruce Akhurst	1,642,200		1,519,035	92.5%
Kate McKenzie	241,041		180,950	75.1%
David Moffatt	1,670,200		1,019,991	61.1%
Deena Shiff	1,120,000		768,951	68.7%
John Stanhope	1,055,294		655,412	62.1%
David Thodey	1,517,600		926,798	61.1%
Gregory Winn	2,030,000		1,408,918	69.4%

*	$1,500,000 for strategic plan & $1,500,000 based on fiscal 2006 performance measures.
Tax Equalisation of foreign earned income
As prefaced in their employment contracts, Mr Trujillo and Mr Winn received re-imbursement for the additional personal income tax payable due to a double taxing in Australia and the United States as a result of the international taxation rules covering foreign earned income. This only applies for fiscal 2006 as changes to the international taxation provisions come into effect on 1 July 2006 and no further payments will be required.
Equity valuations
Figure 19 below provides the amortised accounting value of all LTI equity instruments, including allocations of equity made from fiscal 2001 — 2006.
The senior executives have not received any monetary value from any of these equity grants apart from the September 2001
Performance Rights plan and the September 2002 Deferred Share plan (see Figure 20 on page 54), either because the LTI performance measures were not satisfied during the performance period or the performance period is continuing. The value attributed to the unvested instruments allocated on 8 September 2000 and 16 March 2001 only reflects the notional value until 8 September 2005 and 16 March 2006, respectively, when they lapsed.
Where allocations have been made to the CEO and senior executives for fiscal 2002, 2003, 2004, 2005 and 2006 and have not yet vested, the CEO and senior executives may or may not derive any value from these allocations as they are still subject to performance measures and the performance period has not yet expired.
Figure 19: Amortised accounting value of all LTI equity for fiscal 2006

	Amortised value of LTI equity allocations(1)(2)				Total
		Performance		Restricted
	Options	rights	(3)	shares
	($)	($)		($)	($)
Solomon Trujillo	—	309,305		—	309,305
Bruce Akhurst	290,185	354,513		5,338	650,036
Kate McKenzie	—	30,871		—	30,871
David Moffatt	367,050	391,010		21,401	779,461
Deena Shiff	82,016	131,691		684	214,391
John Stanhope	113,080	220,808		1,916	335,804
David Thodey	241,368	319,421		—	560,789
Gregory Winn	—	—		—	—
Zygmunt Switkowski(4)	1,743	2,737		36	4,516

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 31 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relate to the current year amortised value of all LTI instruments detailed as other equity in the remuneration table. The valuations used in current year disclosures are based on the same underlying assumptions as the previous year. Please refer to note 31 for details on our employee share plans.

(2)	Where a vesting scale is used,the table reflects the maximum achievable allocation.

(3)	The September 2002 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation of performance rights lapsed on 6 December 2005. Although an accounting value is recorded above, the executives received no value from this plan.

(4)	This represents the pro-rated amortised value of LTI instruments up to date of separation in accordance with accounting standards. These equity instruments are still subject to meeting performance hurdles and Dr Switkowski may or may not derive any value from these instruments.

Remuneration report
Outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2006 are set out in Figure 20 below and Figure 21 on page 55. As the values shown in Figure 20 represent the accounting value, the executive may not have actually received these amounts. The value of lapsed instruments in Figure 20 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed were subjected to the external performance measure of Total Shareholder Return (TSR).
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2006 is set out in Figure 21 on page 55. Of the performance rights allocated in fiscal 2006,100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2006. However, all unvested equity instruments may lapse in future years if the performance measures are not satisfied.
Figure 20: Value of equity instruments granted, exercised and lapsed in fiscal 2006

					Aggregate of
					rights granted,
					exercised
			Exercised	Lapsed	and lapsed
	Granted during period(1)		($)	($)	($)
		% of Total
	($)	Remuneration (2)

Solomon Trujillo	2,482,011	28.5%	—	—	2,482,011
Bruce Akhurst	436,714	11.6%	—	—	436,714
Kate McKenzie	164,838	34.1%	—	—	164,838
David Moffatt	444,159	13.5%	—	—	444,159
Deena Shiff	297,846	15.2%	—	—	297,846
John Stanhope	384,589	17.1%	—	—	384,589
David Thodey	403,578	14.3%	—	—	403,578
Gregory Winn	—	—	—	—	—
Zygmunt Switkowski	—	—	—	—	—

(1)	This represents the accounting value at grant date of performance rights granted in fiscal 2006.

(2)	Total Remuneration is the sum of short term benefits, post employment benefits and share based payments detailed in Figure 19 on page 53.

Remuneration report
Figure 21: Number of equity-based instruments – granted, vested, exercised and lapsed

										Vested but
		Balance at	Granted		Exercised	Lapsed		Balance at		not exercised
	Instrument	1 July 2005	during period	(1)	during period	during period	(2)	30 June 2006	(3)	during period	(4)

Solomon Trujillo	Performance Rights	—	836,821		—	—		836,821		—

Bruce Akhurst	Performance Rights	473,600	147,240		59,000	66,900		494,940		—
	Restricted shares	39,000	—		—	39,000		—		—
	Options	805,000	—		—	188,000		617,000		—
	Deferred shares	135,300	—		66,900	—		68,400		—
	Incentive shares	—	120,967		—	—		120,967		—

Kate McKenzie	Performance Rights	36,000	55,576		—	—		91,576		—
	Restricted shares	—	—		—	—		—		—
	Options	—	—		—	—		—		—
	Deferred shares	—	—		—	—		—		—
	Incentive shares	—	18,905		—	—		18,905		—

David Moffatt	Performance Rights	521,600	149,750		71,000	76,300		524,050		—
	Restricted shares	40,000	—		—	40,000		—		—
	Options	890,000	—		—	150,000		740,000		—
	Deferred shares	152,400	—		76,300	—		76,100		—
	Incentive shares	—	57,365		—	—		57,365		—

Deena Shiff	Performance Rights	151,600	100,420		17,000	19,800		215,220
	Restricted shares	5,000	—		—	5,000		—		—
	Options	202,200	—		—	24,200		178,000		—
	Deferred shares	42,300	—		19,800	—		22,500		—
	Incentive shares	—	68,188		—	—		68,188		—

John Stanhope	Performance Rights	290,000	129,666		23,000	23,800		372,866		—
	Restricted shares	14,000	—		—	14,000		—		—
	Options	310,000	—		—	69,000		241,000		—
	Deferred shares	73,200	—		23,800	—		49,400		—
	Incentive shares	—	55,482		—	—		55,482		—

David Thodey	Performance Rights	427,200	136,068		51,000	59,000		453,268		—
	Restricted shares	—	—		—	—		—		—
	Options	534,000	—		—	—		534,000		—
	Deferred shares	121,600	—		—	—		121,600		59,000
	Incentive shares	—	47,639		—	—		47,639		—

Greg Winn	—	—	—		—	—		—		—

Zygmunt Switkowski	Performance Rights	1,643,600	—		—	—		1,643,600		—
	Restricted shares	96,000	—		—	—		96,000		—
	Options	1,810,000	—		—	—		1,810,000		—
	Deferred shares	500,700	—		—	—		500,700		—

(1)	Instruments granted during fiscal 2006 relate to the annual LTI plan for fiscal 2006 and the STI plan for fiscal 2005.

(2)	No equity instruments granted during fiscal 2006 lapsed in fiscal 2006.

(3)	This represents the number of vested and unvested equity instruments which have not been exercised or lapsed as at 30 June 2006, or in the case of Dr Switkowski, the date of cessation with Telstra.

(4)	The number of instruments that vested during fiscal 2006 relate to the September 2002 Deferred Shares and had not been exercised at 30 June 2006.

Remuneration report
Figure 22: Summary of contract arrangements for CEO and senior executives

		Fixed remuneration	Additional		Termination
Name	Term of agreement	at 30 June 2006	conditions	Notice Period(1)	payment(2)

Solomon Trujillo	Ongoing	$3,000,000	nil	30 days	12 months(3)
Bruce Akhurst	Ongoing	$1,173,000	nil	6 months	12 months
Kate McKenzie	Ongoing	$530,000	nil	6 months	12 months
David Moffatt	Ongoing	$1,193,000	nil	6 months	12 months
Deena Shiff	Ongoing	$800,000	nil	6 months	12 months
John Stanhope	Ongoing	$1,033,000	nil	6 months	12 months
David Thodey	Ongoing	$1,084,000	nil	6 months	12 months
Gregory Winn	11 August 2005 to 10 August 2007(4)	$1,450,000	$500,000 sign on bonus paid 12 Sept 2005. Contract completion payments(5)	3 months	6 months + pro-rata at target STI + pro-rata contract completion payment (where pro-rata performance met)
Zygmunt Switkowski	1 September 2003 to 31 December 2007	$2,092,000	nil	6 months	12 months

(1)	Upon notice being given Telstra can require the executive to work through the notice period or terminate employment immediately by providing payment in lieu of notice.

(2)	Payment is calculated on fixed remuneration as at date of termination. There will be no payment if termination is a result of serious misconduct or redundancy (in which case Telstra’s redundancy policy applies).

(3)	A 24 month termination payment applied where Mr Trujillo’s employment was terminated in the first 12 months. As this period has now expired the standard 12 month termination payment will apply.

(4)	Where both parties mutually agree, the contract can be extended by 12 months until 8 August 2008. Where extended, and termination occurs between 2-3 years of employment, Mr. Winn is paid the lesser of: remaining fixed remuneration to completion or 6 months fixed remuneration and pro-rata 3rd year contract completion payment (where pro-rata performance is met).

(5)	Contract completion payments are in lieu of LTI participation (due to fixed term contract). Payment of up to $1.8m subject to performance against pre-determined measures. Where contract is extended an additional contract completion payment of $500,000 is available.
CONTRACT ARRANGEMENTS
The key terms and conditions for the CEO and senior executive service contracts are set out in Figure 22 above.
A contract typically outlines the components of remuneration paid to the executive but does not prescribe how remuneration levels are to be modified from year to year.
Generally, contracts can be terminated by either the company or senior executive providing 6 months notice. Upon notice being given Telstra can require the executive to remain employed by Telstra for the notice period or terminate employment immediately by providing payment in lieu of notice.
RELOCATION COSTS ASSOCIATED WITH OVERSEAS SENIOR EXECUTIVES
During the year the Board implemented significant changes to the executive management team. In addition to Solomon Trujillo joining Telstra as the Chief Executive Officer, a number of key executives were recruited to drive the major transformational changes required under the new business strategy.
Where executives have been recruited from overseas, appropriate reward to secure their employment was negotiated. This can include overseas relocation benefits in accordance with our relocation policies or the executives’ contract of employment.
The range of benefits and services provided to these senior executives under those arrangements may include:
•	travel to Australia for themselves and their immediate family on commencement;

•	a defined number of round-trip air tickets to their place of origin for themselves and their family;

•	furniture storage and removal costs;

•	rental assistance while in Australia for an initial period of time;

•	a relocation allowance to cover incidental and miscellaneous expenses;

•	health insurance;

•	tax advice; and

•	tax equalisation of foreign earned income.
NON-EXECUTIVE DIRECTORS
REMUNERATION POLICY AND STRATEGY
In order to maintain their independence and impartiality, non-executive directors are remunerated with fees which are not linked to company performance. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and
•	the Board determines how those fees are allocated among the directors within the fee pool.

Remuneration report
In recognition of the increased time and responsibility of non-executive directors, on 25 October 2005, shareholders approved an increase to the directors’ fee pool to $2,000,000 per annum (previously $1,320,000 per annum). As a result of this increase:
•	fees paid to Board members, including additional fees paid for service on Board committees were increased; and
•	existing retirement benefits to non-executive directors, employed before 1 July 2002, were integrated into the overall fee pool.
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
•	the company’s existing remuneration policies;
•	independent professional advice;
•	the fee pools of other comparable companies (based on company size using market capitalisation);
•	fees paid to individual directors by comparable companies;
•	the general time commitment and responsibilities involved;
•	the risks associated with discharging the duties attaching to the role of director; and
•	the level of fees necessary to attract and retain directors of a suitable calibre.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the company, except through their participation in the Directshare plan, which is explained below.
REMUNERATION STRUCTURE
Non-executive directors receive a total remuneration package based on their role on the Board and their committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
All Board and committee fees, including superannuation, paid to non-executive directors in fiscal 2006 remain within the new fee pool. Board and Committee fees were increased in fiscal 2006 to take into account the changes to retirement benefits made following the 2005 Annual General Meeting and prevailing market rates for directors’ fees. Following these increases the Board and Committee fees payable to directors in fiscal 2006 are set out below.
Board fees

	Chairman	Director

Board	$450,000	$130,000
Committee fees
Board members, excluding the Chairman, are paid the following additional fees for service on Board committees:

Committee	Chairman	Member

Audit Committee	$70,000	$35,000
Remuneration Committee	$14,000	$7,000
Nomination Committee	—	$7,000
Technology Committee	$7,000	$7,000
The Board considered these fees appropriate given the additional time requirements of committee members, the complex matters before the committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
Components of the total remuneration package (TRP)
The Board has determined that a non-executive director’s total remuneration will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their total remuneration between these three components, subject to the following conditions:
•	at least 30% must be taken as cash;
•	at least 20% must be taken as Directshares; and
•	the minimum superannuation guarantee contribution must be made, where applicable.
The Board will continue to periodically review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation — Directshare
Directshare aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for 5 years unless the participating director ceases to be a director of Telstra.
If a non-executive director chooses to increase their participation in the Directshare plan, they take a greater percentage of TRP in Telstra shares, and their cash component is reduced. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP, it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their shareholdings allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s total remuneration. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative requirements.
RETIREMENT BENEFITS
In accordance with good corporate governance practice, we do not provide retirement benefits for directors appointed after 30 June 2002. However, non-executive directors appointed before that date were eligible to receive retirement benefits on retiring as a director.
At the annual general meeting on 25 October 2005, we explained that as a result of the increase in the directors’ fee pool, retirement benefits would cease to accrue. This means that directors who were appointed before 30 June 2002 will receive cash equal to the benefits accrued to 25 October 2005. These benefits will be indexed by reference to changes in Telstra’s share price between that date and the date the director’s retirement takes effect.

Remuneration report
This approach:
•	aligns directors’ interests with those of stakeholders and with the long term success of the company;
•	subjects the value of the retirement benefit to movement in Telstra’s share price and dividend payments; and
•	maintains the principle that this payment be made when the director retires, rather than provide an early cash payout of the retirement benefits at the time these arrangements were approved.
OTHER BENEFITS
Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on company business. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and with recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in Figure 24 on page 59.
Figure 23 below shows the increase in retirement benefits payable to non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2006.
Figure 23: Non-executive directors — increases in retirement benefits

					Payment to
		Increase	Total	Indexed increase	director if he/she
	Balance	in value to	value to	in value to	had retired on
	as at 2005	25 October 05	25 October 05	30 June 06	30 June 2006(1)
	(a)	(b)	(a) + (b)	(c) - (a)	(c)
Name	($)	($)	($)	($)	($)

Donald G McGauchie	340,673	76,169	416,842	60,094	400,767
John E Fletcher	126,138	13,829	139,967	8,437	134,575	(2)
Belinda J Hutchinson	103,794	16,584	120,378	11,943	115,737
Catherine B Livingstone	143,074	18,059	161,133	11,849	154,923
Charles Macek	117,949	17,315	135,264	12,099	130,048
John W Stacker	342,176	27,273	369,449	13,026	355,202

(1)	The value is calculated by multiplying the number of notional shares plus additional notional shares allocated for re-invested dividends by $3.68 being the volume weighted average price of Telstra shares traded on 30 June 2006.

(2)	John Fletcher resigned as a director on 30 June 2006 and was paid this amount in accordance with the retirement benefit policy. This amount is also included as a termination payment in Figure 24 on page 59.

Remuneration report
DETAILS OF NON-EXECUTIVE DIRECTORS’ REMUNERATION
Figure 24 below provides the details of all remuneration paid to our non-executive directors in fiscal 2006.
Figure 24: Non-executive directors — details of remuneration

												Equity settled
										Termination		share-based
		Short term employee benefits					Post-employment benefits			benefits		payments
				Non-
		Salary		monetary			Super-		Retirement	Termination		Direct
		and Fees	(1)	benefits	(2)	Other	annuation		benefits	benefits	(3)	share	Total
Name	($)			($)		($)	($)		($)	($)		($)	($)
Donald G McGauchie	Ongoing	312,236		3,078		—	12,158		60,094	—		81,099	468,665
Chairman
John T Ralph(4)	Retired COB	17,474		380		—	—	(5)	—	462,548		—	480,402
Deputy Chairman	11 Aug 2005
Anthony J Clark(4)	Retired COB	9,015		458		—	970		—	278,846		—	289,289
Director	11 Aug 2005
John E Fletcher(6)	Resigned COB	94,209		2,775		—	8,056		—	134,575		26,422	266,037
Director	30 June 2006
Belinda J Hutchinson	Ongoing	100,611		2,288		—	18,551		11,943	—		29,740	163,133
Director
Catherine Livingstone	Ongoing	113,063		2,288		—	10,998		11,849	—		31,015	169,213
Director
Charles Macek	Ongoing	123,032		2,748		—	11,227		12,099	—		33,565	182,671
Director
John W Stocker	Ongoing	110,817		2,288		—	39,006		13,026	—		37,390	202,527
Director
Peter Willcox(7)	Commenced	11,872		—		—	1,069		—	—		3,235	16,176
Director	17 May 2006
John Zeglis(7)	Commenced	12,941		—		—	—		—	—		3,235	16,176
Director	17 May 2006
Total		905,270		16,303		—	102,035		109,011	875,969		245,701	2,254,289

(1)	Includes fees for membership on Board committees.

(2)	Includes the value of the personal use of products and services.

(3)	These payments relate to eligible retirement benefits payable on cessation as Directors of Telstra.

(4)	Mr Ralph and Mr Clark retired as Directors of Telstra effective 11 August 2005.

(5)	Under current superannuation legislation Mr Ralph did not receive superannuation benefits as he had passed his 70th birthday.

(6)	Mr Fletcher resigned as a Director of Telstra on 30 June 2006.

(7)	Mr Willcox and Mr Zeglis were appointed as Directors on 17 May 2006. Mr Zeglis is based in the United States.
There are no individual contracts for service with our non-executive directors other than as described above in relation to post-employment benefits.

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9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Share Offer Appendix
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Appendix

This Appendix contains the following information which is of a type that the Commonwealth and Telstra believes to be primarily of interest to professional advisers, Institutional Investors and to investors with similar specialist information needs:

1.	Interests of Directors	1

2.	Interests of advisers and experts	1

3.	Consents	2

4.	Telstra’s expenses in relation to the Offer	3

5.	Further information about the Institutional Offer	3

6.	Entitlement of nominee holders under the Shareholder Entitlement Offer	4

7.	Principal ASIC relief	5

8.	Principal ASX waivers	5

9.	Quotation Application and Agreement between the Trustee and ASX	6

10.	Description of shares and constitution	6

11.	Description of instalment receipts and Trust Deed	10

12.	Bonus Loyalty Shares and the same registered name requirement	17

13.	Restrictions on foreign ownership	18

14.	Taxation	21

15.	Indemnities and insurance of directors, officers and employees	24

16.	Indemnities provided by the Commonwealth of Australia	25

17.	Glossary	26

1. Interests of Directors
Other than as set out below or elsewhere in the Prospectus or this Appendix, no Director has, or has had within the two years prior to lodgement of the Prospectus and this Appendix, any interest in:
▪	the promotion or formation of Telstra;

▪	property acquired or proposed to be acquired by Telstra in connection with its promotion or formation or the Telstra 3 Share Offer; or

▪	the Telstra 3 Share Offer,
and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director or any candidate for election as a director of Telstra:
▪	to induce him or her to become, or to qualify him or her as, a Director; or
▪	for services rendered by him or her in connection with the formation or promotion of Telstra or the Telstra 3 Share Offer.
As at the date of the Prospectus and this Appendix, the Directors’ interests in the securities of Telstra are as follows:

Director	Number of shares held
	Direct	Indirect
	interest	interest[1]	Total
Donald G McGauchie	1,866	68,278	70,144
Sol Trujillo	—	—	—
Belinda J Hutchinson	38,912	40,426	79,338
Catherine B Livingstone	11,637	27,800	39,437
Charles Macek	—	53,704	53,704
John W Stocker	2,953	99,985	102,938
Peter J Willcox	—	31,897	31,897
John D Zeglis	—	1,897	1,897

1	Shares in which the Director does not have a relevant interest, including shares held by Director related entities, are excluded from indirect interests.
Under the Offer a Director or candidate for election as a Director, to the extent they hold shares, will be eligible for any shareholder entitlements in relation to the shares in which they have an interest in accordance with the terms of the Offer.
Non-executive Directors’ fees not exceeding an aggregate of $2,000,000 per annum have been approved by Telstra in general meeting. The level of these Directors’ fees may be varied by Telstra in general meeting in accordance with Telstra’s constitution.
A Director may be paid additional remuneration for any extra services undertaken by him or her.
Telstra may pay the Directors their travelling and other expenses incurred in connection with their attendance at Board meetings and otherwise in the execution of their duties as Directors.
The remuneration of any executive Director may from time to time be fixed by the Directors.
Solomon Trujillo was appointed both Chief Executive Officer and a Director of the Board of Telstra in June 2005. The total remuneration package offered to Mr Trujillo in relation to these appointments included a mixture of fixed remuneration and “at risk” incentive payments referable to both company and personal performance targets. Mr Trujillo’s fixed remuneration at the time of his appointment was A$3,000,000. In addition to this fixed remuneration, Mr Trujillo was also provided with additional benefits on taking up this role. These benefits included:
▪	a once-off sign-on bonus of A$1,000,000 less taxation deductions to account for forgoing other employment opportunities;

▪	an immediate short term incentive payment made in advance of 50% (A$1,500,000) of the maximum short term incentives available to Mr Trujillo in the financial year 2005 (the maximum value of such short term incentives Mr Trujillo is entitled to in any year is 100% of his remuneration); and

▪	the costs involved in relocating Mr Trujillo and his immediate family to Australia as well as transporting himself and his family back to the USA on a regular basis through his period of employment.
Mr Trujillo is also entitled to long term incentives. The maximum value of long term incentives that Mr Trujillo is entitled to in any year is 133.33% of his fixed remuneration.
Mr Trujillo is not entitled to any additional payments or benefits as a result of the completion of the Telstra 3 Share Offer. The details of Mr Trujillo’s remuneration package are disclosed in the 2006 Annual Report.
2. Interests of advisers and experts
Other than as set out in the Prospectus and this Appendix, no adviser or expert named as such in those documents and no underwriter to the Offer or financial services licensee named as a financial services licensee involved in the Offer has, or has had within the two years prior to lodgement of the Prospectus and this Appendix, any interest in:
▪	the promotion or formation of Telstra;

▪	property acquired or proposed to be acquired by Telstra in connection with its promotion or formation or the Telstra 3 Share Offer; or

▪	the Telstra 3 Share Offer.
ABN AMRO Rothschild, Goldman Sachs JBWere and UBS have acted as Joint Global Coordinators to the Offer. Their fees are set out in section 5.15 ‘Fees and commissions’ of the Prospectus.
Telstra 3 Share Offer | 1

    Appendix (continued)
The Institutional Selling Syndicate members and Retail Lead Managers have acted as institutional selling syndicate members and retail lead managers to the Offer. Their fees are set out in section 5.15 ‘Fees and commissions’ of the Prospectus.
Freehills has acted as legal adviser and (through a subcontracting arrangement with Greenwoods & Freehills Pty Limited) as tax adviser to the Commonwealth in relation to the Offer. The Commonwealth has paid or agreed to pay Freehills approximately $4.6 million for these services to the date of the Prospectus and this Appendix. After the date of the Prospectus and this Appendix, Freehills may receive additional fees in accordance with time-based charges subject to certain limits agreed with the Commonwealth. Freehills is responsible for payment to Greenwoods & Freehills Pty Limited for their services.
Mallesons Stephen Jaques has acted as legal adviser to Telstra in relation to the Offer. Telstra has paid or agreed to pay Mallesons Stephen Jaques approximately $2.1 million for these services to the date of the Prospectus and this Appendix. After the date of the Prospectus and this Appendix, Mallesons Stephen Jaques may receive additional fees in accordance with time-based charges subject to certain limits agreed with Telstra.
Allens Arthur Robinson has acted as legal adviser to the Joint Global Coordinators in relation to the Offer. The Joint Global Coordinators have paid or agreed to pay Allens Arthur Robinson approximately $379,500 for these services to the date of the Prospectus and this Appendix. After the date of the Prospectus and this Appendix, Allens Arthur Robinson may receive additional fees in accordance with time-based charges subject to certain limits agreed with the Joint Global Coordinators.
Caliburn Partnership has acted as business adviser to the Commonwealth in relation to the Offer. The Commonwealth has paid or agreed to pay Caliburn Partnership $4.4 million for these services.
Carnegie Wylie & Company and Merrill Lynch International (Australia) Limited have acted as business advisers to Telstra in relation to the Offer. Telstra has agreed to pay Carnegie Wylie & Company and Merrill Lynch International (Australia) Limited up to capped amounts (excluding GST) of $1 million and $4 million, respectively, for these services.
PricewaterhouseCoopers Securities Ltd has acted as accounting adviser to Telstra and the Commonwealth and tax adviser to Telstra in relation to the Offer. Telstra has paid or agreed to pay PricewaterhouseCoopers Securities Ltd approximately $5.39 million for these services to the date of the Prospectus and this Appendix. After the date of the Prospectus and this Appendix, PricewaterhouseCoopers Securities Ltd may receive additional fees in accordance with time-based charges subject to certain agreed limits.
Unless stated otherwise, the above amounts include GST.
3. Consents
Written consents have been given and, at the time of lodgement of the Prospectus and this Appendix with ASIC, have not been withdrawn by the parties identified below on the terms stated below.
Each of ABN AMRO Rothschild, Goldman Sachs JBWere and UBS have given their consent to be named as Joint Global Coordinators to the Offer in the form and context in which they are named.
Each of ABN AMRO Morgans, Bell Potter Securities Limited, Citigroup Wealth Advisors Pty Limited, Commonwealth Securities Limited, ETRADE Australia Securities Limited, Goldman Sachs JBWere Pty Ltd, Ord Minnett Limited, Patersons Securities Limited, SHAW Stockbroking Ltd, UBS Wealth Management Australia Ltd and Wilson HTM Limited have given their consents to be named as Retail Lead Managers in the form and context in which they are named.
Each of Citigroup Global Markets Australia Pty Limited, Credit Suisse (Australia) Limited, Daiwa Securities SMBC Europe Limited, JP Morgan Australia Limited, Lehman Brothers Inc. and Morgan Stanley Dean Witter Australia Securities Limited have given their consents to be named as Co-Lead Managers in the form and context in which they are named.
Commonwealth Securities Limited and RBC Capital Markets have given their consents to be named as Co-Managers in the form and context in which they are named.
Freehills has given its consent to be named as legal adviser and tax adviser to the Commonwealth and Greenwoods & Freehills Pty Limited has given its consent to be named as subcontractor to Freehills in relation to tax in the form and context in which they are named.
Mallesons Stephen Jaques has given its consent to be named as legal adviser to Telstra in the form and context in which it is named.
Allens Arthur Robinson has given its consent to be named as legal adviser to the Joint Global Coordinators in the form and context in which it is named.
Caliburn Partnership has given its consent to be named as business adviser to the Commonwealth in the form and context in which it is named.
Carnegie Wylie & Company and Merrill Lynch International (Australia) Limited have each given their consent to be named as business advisers to Telstra in the form and context in which they are named.
PricewaterhouseCoopers Securities Ltd has given its consent to be named as accounting adviser to Telstra in the form and context in which it is named.
Link Market Services Limited has given its consent to be named as the Instalment Receipt and Share Registrar in the form and context in which it is named.
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Telstra Sale Company Limited has given its consent to be named as the Trustee in relation to the instalment receipts in the form and context in which it is named.
Each of the above parties:
▪	does not make, or purport to make, any statement in the Prospectus or this Appendix and is not aware of any statement in the Prospectus or this Appendix which purports to be based on a statement made by them; and

▪	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Prospectus or this Appendix other than a reference to its name.
None of the persons who are candidates for election as directors of Telstra at the annual general meeting to be held on 14 November 2006 (and are not currently directors of Telstra) have consented to be named as a director or have otherwise been involved in the preparation or issue of the Prospectus or this Appendix.
4. Telstra’s expenses in relation to the Offer
The Commonwealth has agreed to reimburse certain expenses relating to the Offer incurred by Telstra. These expenses are in the nature of legal, advisory, listing, share registry, D&O insurance, marketing and administrative costs which are presently estimated to be in the order of $25 million.
5. Further information about the Institutional Offer
The following is a summary only of the arrangements which will apply to participants in the Institutional Offer under the Prospectus. Full details of the Institutional Offer, including bidding and settlement instructions, will be provided by the Joint Global Coordinators or other members of the institutional syndicate to participants in the Institutional Offer. Australian institutions, brokers bidding on behalf of Australian and New Zealand Retail Investors, and certain international investors may participate in the bookbuild. However, the Prospectus and this Appendix do not constitute an offer to international investors (other than to the extent that the Prospectus is to accompany a New Zealand Investment Statement distributed to New Zealand resident investors).
INVITATION TO BID
The Commonwealth invites Australian and New Zealand institutions and brokers to bid for shares in the Institutional Offer. Private clients of brokers are able to participate in the Institutional Offer but only through broker-sponsored bids that are made on their behalf by brokers. The minimum bid size is 200,000 shares.
The Institutional Offer will be made through a global bookbuilding process. The Institutional Offer is being managed by the Joint Global Coordinators on behalf of the Commonwealth. The Commonwealth will act as the bookrunner to the Institutional Offer. The bookbuild will be used to determine the final price and allocations within the Institutional Offer (refer to ‘Final Price Setting’ below).
SUBMITTING BIDS
Bids must be made between 9.00am Sydney time on Wednesday 15 November 2006 and the Institutional Offer close, which is 6.00pm Sydney time on Friday 17 November 2006, unless these dates or times are varied by the Commonwealth. The Commonwealth has the right to vary these dates, including to close the offer early.
Each institution who submits a bid in the bookbuild will also be required to complete an Institutional Bidder Declaration Form as directed by the Telstra 3 Bidding and Settlement Procedures Manual, and provide the requested information, including information in respect of its beneficial holding in Telstra shares (which it must update if the information changes up to the close of the bookbuild). The information provided in the Institutional Bidder Declaration Form must take into account all dealings up to the close of the bookbuild, and will be cross-checked to the Telstra share register (including changes to the register occurring after the bookbuild and reflecting dealings up to the close of the bookbuild) and against disclosures by other bidding institutions and by nominees. If institutions borrow stock, it will be the borrower and not the lender which will be entitled to any Initial Allocation Benefit.
Australian and New Zealand resident Retail Investors may bid via broker-sponsored bids. If they are shareholders, they will also be entitled to claim Initial Allocation Benefits based on their holdings in Telstra as at the close of the Institutional Offer (adjusted for dealings up to that time), but must deduct from the Initial Allocation Benefit so claimed any shares they have applied for in the Shareholder Entitlement Offer. Institutional Bidder Declaration Forms must be filed in respect of such persons (and updated if the information changes up to the close of the bookbuild), and the information will be cross-checked as for other institutional shareholder bids, and the same rules in relation to borrowers and not lenders qualifying for the Initial Allocation Benefit will apply.
If, in the case of a bid submitted by an institution or an Australian or New Zealand resident Retail Investor, it later appears that an Initial Allocation Benefit was wrongly claimed, the Commonwealth may require the relevant investors to sell the relevant instalment receipts back to it or to persons nominated by it at the Institutional Investor first instalment price, and those instalment receipts may then be sold on the market or to other institutions. Further details will be contained in the Telstra 3 Bidding and Settlement Procedures Manual.
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    Appendix (continued)
Institutional Investors and brokers can submit fixed price bids, final or strike price bids, or combined fixed/final price bids. Full details, including bidding instructions, will be provided by the Joint Global Coordinators to participants in the Institutional Offer in the Telstra 3 Bidding and Settlement Procedures Manual.
The identity of each person making a bid must be disclosed to the Commonwealth and Joint Global Coordinators. If a bid is made in the name of a nominee or on behalf of another person, that fact and the name of the proposed beneficial owner must be disclosed to the Commonwealth and the Joint Global Coordinators. Any such information will be restricted to nominated representatives of the Joint Global Coordinators and nominated representatives of the Commonwealth and its Business Adviser.
Bids can be amended or withdrawn at any time up to the Institutional Offer close. Any bid still current at that time will be irrevocable, legally binding and capable of acceptance by the Commonwealth in whole or part. Both acceptances of applications from Retail Investors and bids from Institutional Investors will be conditional on settlement under any International Purchase Agreement, as referred to in the Prospectus.
It is expected that confirmation of allocations will be sent to successful bidders in Australia and New Zealand on or about Monday 20 November 2006, unless this date is varied.
APPLICATIONS AND PAYMENT
Details of the settlement arrangements which will apply to bidders in the Institutional Offer will be provided to Institutional Investors and brokers prior to the opening of the bookbuild. Settlement is expected to be conducted on a Delivery versus Payment (DvP) basis through CHESS on Friday 24 November 2006 on a T+4 basis.
INSTITUTIONAL OFFER ALLOCATION POLICY
The Commonwealth will determine the basis of allocating shares between participants in the Institutional Offer after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. There is no assurance that any investor lodging a bid in the Institutional Offer will be allocated any shares or the number of shares for which it has bid. Institutions (and Retail Investors bidding via broker-sponsored bids) who are entitled to receive an Initial Allocation Benefit and who bid for shares at or above the final price will generally receive their Initial Allocation Benefit, although the Commonwealth reserves the right to withhold the Initial Allocation Benefit from persons it considers have engaged in adverse market behaviour.
In determining allocations, the Commonwealth will have reference to the substance of each bid and to the allocation criteria. The Commonwealth reserves the right to vary the final allocation to any investor following the application of the allocation criteria.
The first determinant of the allocation of shares in the Institutional Offer will be the level of the final price. Bids lodged at prices lower than the final price will receive no allocation of shares.
After disregarding bids at prices lower than the final price the next determinant will be the provision of Initial Allocation Benefits under the Institutional Offer and of any POWL Minimum Guarantee. Thereafter, a minimum of 15% of the base offer size (that is, the offer size before any over-allocation) will be made available to Certain Institutional Investors, who bid at or above the final price. Any reserved shares not allocated to these investors will be allocated to other parts of the Offer. A determination will first be made as to any allocation to the POWL in excess of any POWL Minimum Guarantee. Then the balance of any institution’s bid, if any, will be considered having regard to the remaining shares available and subject to a number of allocation criteria that will reflect the factors set out below.
Factors that will be considered include, but are not limited to the following:
▪	investor quality;
▪	quality of bid;
▪	participation in marketing activities and provision of feedback;
▪	adverse market behaviour; and
▪	any other factors deemed appropriate for consideration.
The Commonwealth retains an absolute discretion to accept or reject all or any bids without giving reasons for its decisions.
FINAL PRICE SETTING
After the close of the Institutional Offer, the Commonwealth will determine the final price after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. In determining the final price, the Commonwealth will have regard to considerations including, but not limited to, the level of demand for shares, prevailing market conditions, the desire for an orderly after-market, the market price of Telstra shares prior to the close of the Institutional Offer and an ownership base of long-term shareholders.
The final price is expected to be announced on or about Monday 20 November 2006.
6. Entitlement of nominee holders under the Shareholder Entitlement Offer
The shareholder entitlement of one share for every two shares held will, subject to certain conditions being met, be extended to underlying Retail Investor beneficial holders located in Australia or New Zealand where Telstra shares are:
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▪	registered in the name of a professional nominee or trustee (not being a trustee of a regulated superannuation fund) on behalf of the named beneficial holder;

▪	financed by a margin loan in favour of the named beneficial holder;

▪	financed by a geared equities facility in favour of the named beneficial holder;

▪	the subject of an instalment warrant held by the named beneficial holder; or

▪	held by the Telstra ESOP Trustee or GrowthShare Trustee for participants in Telstra’s ESOPs.
To be eligible, the underlying beneficial holder must be entitled to dividends and, if a qualified person, franking credits and (except in relation to instalment warrants) have the power to sell the Telstra shares. The nominee, trustee, lender or instalment warrant issuer must have a registered address in Australia or New Zealand and must complete and lodge a prescribed form of declaration evidencing the right of the beneficial holders to participate in the Shareholder Entitlement Offer with the Instalment Receipt and Share Registrar by 2 November 2006. The underlying beneficial holder must not be an Institutional Investor and must not be a person who will, under this declaration process, receive a retail shareholder entitlement to more than 200,000 shares, including through the aggregation of multiple applications from the same or closely-related persons. Nominee holders wishing to make such a declaration should contact the Instalment Receipt and Share Registrar.
Only Retail Investors or nominees on behalf of underlying Retail Investors as set out above, are eligible to participate in the Shareholder Entitlement Offer. Persons who are not Retail Investors may still receive an orange application form, but should not use it.
7. Principal ASIC relief
ASIC has granted or has indicated that it is likely to grant confirmations, modifications and exemptions from the Corporations Act in relation to the Telstra 3 Share Offer. The principal instruments of relief granted or likely to be granted have the effect that:
▪	the instalment receipts may be offered under a prospectus (rather than a product disclosure statement) and generally treated as “securities”;

▪	a transaction specific prospectus may be issued in relation to the Offer;

▪	there is no exposure period in relation to the Offer;

▪	significant new developments in relation to Telstra and the Offer may be disclosed in newspaper advertisements and a copy of any supplementary prospectus will be made available during the Offer on the Telstra 3 Share Offer website;

▪	the Commonwealth and the Joint Global Coordinators may conduct aftermarket stabilisation activities in connection with the Offer (for further information see section 5.12 ‘Over-allocation and market stabilisation’ of the Prospectus);

▪	the Trustee is not required to comply with the requirements in the Corporations Act relating to the takeovers prohibition and the notification of substantial shareholdings in relation to interests in Telstra shares held under the Trust Deed;

▪	the Trustee is not required to hold an Australian financial services licence;

▪	a transfer of instalment receipts is governed by the transfer rules that normally apply to transfers of quoted securities and financial products;

▪	the Prospectus and this Appendix may be issued in suitable alternative formats for print disabled individuals;

▪	advertising of the offer may occur (in some cases in a manner different from that required by the Corporations Act) and a telephone information centre and website may be operated (in each case, before and after lodgement of the Prospectus);

▪	the Commonwealth may undertake market research in relation to the Offer prior to lodgement of the Prospectus;

▪	members of the Commonwealth Parliament, the Commonwealth, Telstra and persons acting on behalf of Telstra or the Commonwealth may contribute to public discussion or understanding of the telecommunications industry, Telstra, the Offer and related matters;

▪	a takeover bid may only be made to acquire shares, rather than instalment receipts;

▪	the Joint Global Coordinators, Retail Lead Managers, Co-Lead Managers, Co-Managers and their related bodies corporate may publish research reports that comply with the Corporations Act;

▪	Bonus Loyalty Shares may be transferred to those entitled without the need for a further prospectus at that time or for updating of the Prospectus; and

▪	to the extent such relief is required, paperless FASTER transfers of instalment receipts can take place on the NZSX.
8. Principal ASX waivers
ASX has granted waivers and confirmations to Telstra in relation to the Telstra 3 Share Offer:
▪	to facilitate quotation of the instalment receipts having regard to the size of the Offer;
▪	so that Telstra is not required to comply with the ASX Listing Rules (other than the continuous disclosure requirements) in relation to matters relating to instalment receipts which the Trustee has undertaken to ASX to comply with;
▪	to permit the implementation of the foreign ownership rules and related market notification obligations;
▪	to permit the implementation of the instalment receipt structure and to permit the Trustee not to be listed on ASX;
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Appendix (continued)
▪	so that Telstra is not required to quote on ASX Telstra shares held by the Future Fund while they remain subject to the escrow direction;
▪	so that Telstra is able to have in its constitution certain provisions relating to the Commonwealth and to comply with its obligations under the Telstra Act;
▪	to permit the timetables in connection with the listing on ASX of the instalment receipts and the payment of the final instalment;
▪	approving the instalment receipts and, following payment of the final instalment, the shares as approved short sale securities; and
▪	so that instalment receipts will be designated as equity securities.
9. Quotation application and agreement between the Trustee and ASX
While the Trustee will not apply to ASX to be admitted to the official list of ASX, pursuant to a Quotation Application and Agreement:
▪	the Trustee will apply to ASX for quotation of the instalment receipts on ASX;
▪	the Trustee will agree with ASX to comply with certain ASX Listing Rules as if the Trustee were a listed entity; and
▪	the Trustee will agree to comply with other requirements of ASX.
The application will be made within 7 days after the date of this Prospectus. If the application has not been made within that time, or permission for quotation of the instalment receipts and underlying shares is not granted by ASX within 3 months after the date of this Prospectus, or such longer period as ASIC allows, application monies will be refunded in full without interest as soon as practicable in accordance with the requirements of the Corporations Act.
The Trustee has applied to NZX for quotation of the instalment receipts on NZSX. Under the Quotation Application and Agreement the Trustee will agree with NZX to comply with certain relevant NZX Listing Rules.
10. Description of shares and constitution
The following provides information on Telstra shares and explains the material provisions of Telstra’s constitution. Telstra’s constitution prescribes many shareholder rights. Because this is a summary, it does not contain all the information that is included in the constitution. The entire constitution should be read for a more complete description of shareholder rights.
SHARES
Telstra has 12,443,074,357 ordinary shares on issue. Currently, Telstra has only one class of shares, being ordinary shares.
Share registers
The Australian register of shares is electronic. All shareholders, except those registered on the New Zealand register, are registered on the Australian register. Telstra is admitted to participate in the Clearing House Electronic Subregister System (CHESS), under the ASX Listing Rules, the ASX Settlement and Transfer Corporation Settlement Rules (ASTC Settlement Rules) and the Australian Clearing House Clearing Rules (ACH Clearing Rules). Under this system, Telstra maintains an electronic issuer-sponsored subregister and an electronic CHESS subregister. These two subregisters make up the Australian register of shares. The register of shares may be inspected by any shareholder without charge. A copy of the register of shares may also be purchased. The Corporations Act limits the way in which the information on the register of shares may be used or disclosed by a shareholder.
The Directors may determine not to issue share certificates, subject to any requirements of any law or the ASX Listing Rules. Because Telstra maintains an electronic register of shares, all shareholders will receive a statement of holding upon payment of the final instalment and satisfaction of any related obligations such as payment of any taxes. The statement is similar to a bank account statement and will state how many shares are owned by the shareholder. A shareholder will receive a new statement of holding at the end of the month if there has been a change in its holding on the register. A shareholder will not receive a share certificate for its shareholding.
In the case of a holding on the CHESS subregister, the statement of holding will set out the shareholder’s Holder Identification Number (HIN). In the case of a holding on the issuer-sponsored subregister, the statement of holding will set out the shareholder’s Securityholder Reference Number (SRN). The HIN or SRN must be quoted when dealing with a broker or Telstra’s share registrar.
The share registrar for the shares in Australia is Link Market Services Limited.
Transfer of shares in Australia
A shareholder may transfer shares if, in the case of an electronic transfer of shares, the transfer is in accordance with the ACH Clearing Rules (or the rules of any other system in which Telstra participates, and which is established or recognised by the ASX Listing Rules) or in any other case, by an instrument of transfer executed by the transferor and transferee and stamped where necessary. Telstra Directors must register a transfer of shares which is in accordance with these requirements subject to the Corporations Act, the ASX Listing Rules, the ACH Clearing Rules, Telstra’s constitution and any other law including the Telstra Act.
The Directors may ask the Australian Clearing House to apply a holding lock to stop an electronic transfer.
Telstra securities are currently traded on ASX, NZSX and NYSE (New York Stock Exchange). Unless a shareholder has made special arrangements
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in advance with a broker, a shareholder may not be able to trade shares on an exchange other than the exchange of the country in which the relevant share register is located.
If shareholders wish to transfer holdings between the Australian and New Zealand registers, shareholders should contact the Telstra registrar for more information as restrictions may apply to movements between these registers. See section 13 ‘Restrictions on foreign ownership’ of this Appendix for further information.
TELSTRA’S CONSTITUTION
The following is a summary of the main provisions of Telstra’s current constitution which may affect shareholders.
Telstra proposes to replace its constitution at the upcoming 2006 annual general meeting to be held on 14 November 2006. Because of the timing of the Offer, applicants under the Offer will not receive a notice of meeting and will not have the right to attend or vote at the annual general meeting on 14 November 2006, unless they are existing Telstra shareholders.
The proposed new constitution will, among other things, reflect changes arising from the Offer, regulatory changes under the Corporations Act and the ASX Listing Rules and developments in best practice corporate governance. See the section ‘Proposed replacement of Telstra’s constitution’ below for details of the proposed new constitution.
A summary of Telstra’s proposed new constitution is set out in the notice of meeting for the annual general meeting to be held on 14 November 2006. A copy of the proposed constitution has been lodged with ASX and is also available on Telstra’s website at www.telstra.com. au/abouttelstra/investor and at the meeting.
Issue of further shares
The Board may issue shares at its discretion. They must, however, act in accordance with Telstra’s constitution, the Corporations Act, the Telstra Act, the ASX Listing Rules and any special rights conferred on holders of any shares.
Calls
The Board may only make calls on shareholders in respect of money unpaid on their shares. Telstra’s shareholders have no other liability to further capital calls. All shares currently on issue are fully paid.
Restrictions on foreign ownership
Telstra’s constitution contains provisions designed to enable it to monitor and enforce the foreign ownership restrictions contained in the Telstra Act. Telstra has adopted rules to implement these provisions which bind all shareholders. These are outlined in section 13 ‘Restrictions on foreign ownership’ of this Appendix.
Alteration of rights
The rights attaching to Telstra shares may only be varied or abrogated with the written consent of the holders of three quarters of the issued shares of that class of shares or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class.
Borrowing powers
The Directors may exercise all of Telstra’s borrowing powers in their absolute discretion. This power may only be varied by amending Telstra’s constitution which would require a special resolution to be passed by shareholders at a general meeting.
Shareholders’ approval required
The management of the business and affairs of Telstra is vested in the Directors. However, the approval of shareholders is required for certain important matters, such as the election of Directors or the sale or disposal of Telstra’s main undertaking.
Directors and shareholders may call a meeting
The Directors may call a general meeting at their discretion. The Directors must also call and arrange to hold a general meeting on the request of:
▪	shareholders who hold at least 5% of the votes that may be cast at a general meeting; or
▪	at least 100 shareholders who are entitled to vote at a general meeting.
General meeting attendance and notice
All shareholders are notified of and may attend all general meetings. Telstra sends a notice of the meeting to all shareholders at least 28 days before the meeting.
Voting rights
Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person or by proxy, attorney or representative, depending on whether the shareholder is an individual or a company.
Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. However, the requirement for the Commonwealth to be present will be removed upon the completion of the Offer if Telstra’s proposed new constitution is adopted. See the section ‘Proposed replacement of Telstra’s constitution’ below. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:
▪	if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or
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Appendix (continued)
▪	in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the Directors appoint by notice to shareholders and others entitled to notice of the meeting.
At the adjourned meeting, the quorum is two shareholders present in person or by proxy, attorney or representative. One shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes after the time specified for the meeting.
Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:
▪	the chairman of the meeting;
▪	not less than five shareholders who may vote on the resolution; or
▪	a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.
If the demand for a poll is withdrawn, the vote will be decided on a show of hands.
Subject to any rights or restrictions attaching to Telstra’s shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, Telstra has only one class of shares on issue (being fully paid ordinary shares) and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.
An ordinary resolution is passed:
▪	on a show of hands, by a majority of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; or
▪	if requested, on a poll, by shareholders present in person or by proxy, attorney or representative holding at least a majority of the votes cast voting in favour of the ordinary resolution.
A special resolution is passed:
▪	on a show of hands, by at least 75% of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and
▪	on a poll, by shareholders present in person or by proxy, attorney or representative that represent at least 75% of the votes cast in favour of the special resolution.
Dividends
Subject to any special rights attaching to Telstra’s shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of Telstra’s shares.
Rights to profits
The power to declare dividends, pay dividends and fix the time for their payment is vested in the Board.
The Directors may, before declaring or paying a dividend, set aside out of Telstra’s profits any amount that they think should be applied as a reserve. The Directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.
A declaration by the Directors as to the amount of the profits available for dividends is conclusive and binding on all shareholders.
Documents to be sent to shareholders
Shareholders will receive a copy of any financial statements or other documents which Telstra must send to shareholders under its constitution, the Corporations Act or the ASX Listing Rules.
Telstra also offers shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.
Winding-up
If Telstra is being wound up and the assets available for distribution among shareholders are insufficient to repay the whole of the paid up capital (including credited as paid), the surplus assets must be applied first in repayment of paid up capital (including credited as paid) on all shares that are not restricted securities at the commencement of the winding up. Any remaining surplus assets will then be applied in repayment of the capital paid up (including credited as paid) on all shares that are restricted securities.
If in a winding-up the assets available for distribution among shareholders are more than sufficient to repay the whole of the paid up capital (including credited as paid), the excess must be distributed among shareholders in proportion to the capital paid up (including credited as paid) or which ought to have been paid up (including credited as paid) on their shares at the commencement of the winding-up.
Number of Directors
At all times, Telstra must have between 3 and 13 Directors on the Board. Shareholders may vote to increase the maximum number of Directors.
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Directors’ share qualification
The Directors are not required to hold Telstra shares.
Retirement of Directors
The Directors (other than the CEO) may not retain office for more than three years without offering themselves for re-election. At the annual general meeting in each year, at least one third of the Directors (other than the CEO) must retire from office. The Directors to retire by rotation at each AGM are those who have been longest in office.
In addition, the Board’s general policy on Board membership for non-executive Directors is:
▪	in general, Directors will be encouraged to retire at 72 years of age;and
▪	the maximum tenure is 12 years (usually four terms of three years).
Directors’ interests
A Director who has a material personal interest in a proposal, arrangement or contract that is being considered at a Board meeting has a limited right to be present at the relevant meeting and to vote on the matter.
The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:
▪	when the Board has passed a resolution that identifies the Director and his/her interest and states that the other Directors are satisfied that the interest should not disqualify the Director from voting or being present; or
▪	where ASIC makes a declaration or class order that the Director may be present and vote notwithstanding his/her material personal interest.
The Directors’ power to vote on resolutions relating to their compensation in the absence of an independent quorum is limited. If there are not enough Directors to form a quorum because interested directors are disqualified, the Directors may:
▪	call a general meeting to consider a resolution to deal with the matter; or
▪	seek a declaration from ASIC allowing the interested Director to vote and be included in the quorum (ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting).
Officers’ indemnity and insurance
Telstra’s constitution provides for it to indemnify each officer, to the maximum extent permitted by law, against any liability incurred as an officer provided that:
▪	the liability is not owed to Telstra or a related body corporate of Telstra;
▪	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and
▪	the liability does not arise out of conduct involving a lack of good faith.
Telstra’s constitution also provides for it to indemnify each officer, to the maximum extent permitted by law, for legal costs incurred in defending civil or criminal proceedings.
If one of Telstra’s officers or employees is asked by Telstra to be a director or alternate director of a company which is not related to Telstra, Telstra’s constitution provides for it to indemnify the officer or employee out of Telstra’s property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by the CEO. Telstra’s constitution also allows it to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in Telstra’s constitution.
Telstra may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of Telstra or one of its related bodies corporate against certain liabilities incurred by that person in their capacity as a director, secretary or executive officer of Telstra or its related body corporate. The insurance will not cover liabilities which arise out of conduct involving a wilful breach of that person’s duty to Telstra or a breach of their duty not to improperly use their position or company information.
PROPOSED REPLACEMENT OF TELSTRA’S CONSTITUTION
Telstra proposes to replace its existing constitution at the annual general meeting to be held on 14 November 2006. The key differences between the existing constitution and the proposed constitution are summarised below.
Commonwealth specific provisions
Provisions specific to the Commonwealth’s majority ownership in Telstra will be removed from the main body of the constitution and placed in a schedule. These include provisions:
▪	requiring the Commonwealth to be present as a member of the quorum in order for a meeting to be valid;
▪	regarding Commonwealth representation at member meetings; and
▪	requiring the Board to consult the relevant Commonwealth Minister before appointing a casual vacancy or an additional director to the Board.
The provisions in this schedule will fall away once the Commonwealth ceases to hold 50% or more of the shares in Telstra (upon the completion of the Offer).
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Appendix (continued)
Foreign ownership provisions
The Telstra Act restricts the holding of particular foreign ownership stakes in Telstra. The provisions from Telstra’s existing constitution regarding limitations on foreign ownership have been simplified in the main body of the proposed constitution to facilitate usability, with the detail of the foreign ownership rules to be set out in a separate document.
Director retirement and rotation
The Director retirement provisions of the existing constitution have been amended to remove the rotation requirement that one-third of Directors (other than the managing director, and those appointed to fill casual vacancies) retire by rotation each year. The effect of this is that directors may be required in some circumstances to retire more frequently than required under the ASX Listing Rules (i.e., 3 years). Accordingly, the proposed constitution reflects the requirements of the ASX Listing Rules to have an election of directors each year, and to require each director to retire at the third annual general meeting after they were elected or last re-elected.
Directors’ retirement benefit scheme
It is now widely accepted that payment of retirement benefits over and above directors fees for non-executive directors (other than superannuation contributions) is not in line with current best practice corporate governance. Telstra has acted over recent years to remove non-executive director retirement benefits. The ability to pay future retirement benefits to non-executive directors has been removed from the proposed constitution, subject to meeting Telstra’s obligations with respect to previously accrued retirement benefits.
Direct crediting of dividends
The new constitution contains detail regarding Telstra’s powers in relation to the electronic transfer of dividends into a shareholder’s nominated account. In addition, the proposed constitution provides that unclaimed moneys will, in certain circumstances, be able to be re-invested in Telstra shares.
Direct voting
A provision will be included in the new constitution to permit Telstra to enable shareholders in the future to vote directly on resolutions considered at a general meeting by mailing their votes to Telstra prior to the meeting. This means that a shareholder’s vote can still be counted even where the shareholder cannot attend personally and does not appoint a proxy. Shareholders will continue to be entitled to appoint proxies if they so desire even if Telstra decides to introduce direct voting at future meetings.
11. Description of instalment receipts and Trust Deed
The following information is a summary of the material provisions of the instalment receipts and the Trust Deed dated on or about 8 October 2006 between the Commonwealth and the Trustee. The Trust Deed sets out many of the rights and obligations of an instalment receipt holder. A copy of the Trust Deed is available for inspection at Telstra’s principal office at Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours during the Offer period.
TELSTRA SHARES — TWO INSTALMENTS
Telstra shares are payable in two instalments. The first instalment amount is payable as set out in the Prospectus and this Appendix. The final instalment will be decided at the close of the Offer, as described in the Prospectus, and may be different as between Australian Retail Investors applying for shares at the Retail Investor price who still hold their instalment receipts in the same registered name when the final instalment is due and who pay on time (see section 12 ‘Bonus Loyalty Shares and the same registered name requirement’ in this Appendix) and other instalment receipt holders, including those who prepay some or all of the final instalment on or before 31 March 2008 (see section 2.4.3 ‘Can I prepay the final instalment?’ in the Prospectus). The final instalment must be paid on or by 29 May 2008 (the Final Instalment Due Date). Both instalments must be paid in Australian dollars.
THE FINAL INSTALMENT MAY BE PREPAID
The final instalment owing on some (in minimum parcels of 2,000 instalment receipts) or all of a holder’s instalment receipts may be prepaid by paying the relevant amount to the Instalment Receipt and Share Registrar. Holders who prepay their final instalment will pay the final instalment less the applicable Prepayment Discount (see section 2.4.3 ‘How much is the final instalment’ in the Prospectus). The Prepayment Discount is calculated by discounting the final instalment (ignoring for this purpose any VWAP-based capping) for the period between the relevant prepayment date (the last day of the month in which payment is received) and the Final Instalment Due Date, using the Reference Bond Yield applicable as at the end of the previous month. The Prepayment Discount is not available to instalment receipt holders with a registered address in New Zealand.
Instalment receipt holders who wish to prepay the final instalment will need to contact the Instalment Receipt and Share Registrar to obtain notification of the amount payable and the applicable Prepayment Discount. Details of acceptable methods of payment, and of how cheques are to be made payable, will be provided by the Instalment Receipt and Share Registrar. The Instalment Receipt and Share Registrar will receive the amount on behalf of the Commonwealth and will pay it to the Commonwealth.
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If applicants under the Retail Offer elect to prepay the final instalment, they will not be eligible to receive the Bonus Loyalty Shares on the instalment receipts for which they have prepaid the final instalment. They will also not be eligible for the VWAP-based cap on the final instalment amount described under ‘How much is the final instalment?’ on those instalment receipts.
Prepayments will be processed in monthly batches. The first available prepayment date is 28 February 2007 and the last prepayment date is 31 March 2008. Instalment receipt holders can only prepay the final instalment on a prepayment date by:
▪	contacting the Instalment Receipt and Share Registrar by the 8th business day of the month in which the prepayment date falls (so, for example, instalment receipt holders wishing to prepay on 31 March 2008 must contact the Instalment Receipt and Share Registrar by the 8th business day of March 2008); and
▪	paying the final instalment (less any applicable Prepayment Discount) on or before the relevant prepayment date.
Where the Instalment Receipt and Share Registrar has received a prepayment by the relevant prepayment date and that prepayment has cleared within five business days after the relevant prepayment date, the Trustee will transfer the shares underlying the instalment receipts to the instalment receipt holder within eight business days after the relevant prepayment date. Once the shares are transferred to the instalment receipt holder, the Commonwealth’s security interest will be extinguished and the instalment receipts cancelled.
Each holder that prepays the final instalment will, by paying the prepayment, be deemed to represent, acknowledge and agree that:
▪	it is:
ú	outside of the United States, is not a US Person and is not acting on behalf of, or for the account of, a US Person; or

ú	in the United States and is a QIB;
▪	it understands that the shares to be delivered upon prepayment of the final instalment have not been and will not be registered under the US Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States;
▪	it understands that the shares to be delivered upon prepayment of the final instalment may not be offered, sold, pledged or otherwise transferred except:
ú	in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the US Securities Act; or

ú	to, or for the account of, a QIB, in reliance on Rule 144A under the US Securities Act and, in each case in accordance with any applicable securities laws of any state of the United States; and
▪	for so long as the shares are “restricted securities” within the meaning of Rule 144(a)(3) under the US Securities Act, it will not deposit or cause to be deposited any of such shares to be issued upon prepayment of the final instalment in any unrestricted depositary receipt facility established or maintained by a depositary bank in the United States.
THE COMMONWEALTH’S TRANSFER OF SHARES TO THE TRUSTEE AND BECOMING AN INSTALMENT RECEIPT HOLDER
Once an application for shares has been accepted and the first instalment has been paid, the Commonwealth will transfer the legal title to the shares to the Trustee. Subject to a security interest in favour of the Commonwealth securing the obligation to pay the final instalment, the Trustee will hold those shares on trust for the instalment receipt holder. A registered instalment receipt holder has a beneficial interest in those shares. That interest is registered on an instalment receipt register. A registered holder of instalment receipts will be regarded as the beneficial owner of the same number of shares as instalment receipts registered in the name of such instalment receipt holder on the instalment receipt register. Because the legal title to the shares is not held, that person is not a shareholder. That person is an instalment receipt holder. In almost all other respects, an instalment receipt holder has equivalent rights to those of a shareholder.
THE INSTALMENT RECEIPT REGISTER
The instalment receipt register is the only evidence of a holding of an instalment receipt and of the beneficial interest in the share underlying an instalment receipt. The instalment receipt register will be maintained by the Instalment Receipt and Share Registrar. A copy of the instalment receipt register may be inspected or obtained (for a fee, in some cases) if an undertaking is provided regarding the use of the information obtained in inspecting, or obtaining a copy of, that register.
The Instalment Receipt and Share Registrar in Australia is Link Market Services Limited who is also Telstra’s share registrar in Australia.
The Instalment Receipt and Share Registrar should be notified if there is a change in the name or address of the instalment receipt holder so that this change may be made to the instalment receipt register. The Commonwealth, the Trustee and the Instalment Receipt and Share Registrar may (but need not) act as though any notice so given has been properly reflected in the instalment receipt register (whether or not it has been), but an instalment receipt holder will only be entitled to expect that a notice so given has been properly reflected in the instalment receipt register if the instalment receipt holder has received and produces a written confirmation to that effect from the Instalment Receipt and Share Registrar.
Except as required by law or a court of competent jurisdiction, neither the Trustee nor the Instalment Receipt and Share Registrar will recognise any trust and, therefore, no trust will be entered upon the instalment receipt register.
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Appendix (continued)
THE AUSTRALIAN INSTALMENT RECEIPT REGISTER IS ELECTRONIC
Investors acquiring instalment receipts pursuant to the Offer other than those applying in the New Zealand Offer will be recorded on the Australian instalment receipt register. Most transfers of instalment receipts on the Australian instalment receipt register will be handled electronically through CHESS. See section 10 ‘Description of shares and constitution’ for further information.
Certificates will not be issued for instalment receipts on the Australian instalment receipt register. Instead, a statement of holding will be sent advising of the number of instalment receipts held. If instalment receipts are sold or if more instalment receipts are purchased, a new statement of holding will be sent at the end of the month. Instalment receipt holders may obtain an additional statement of holding at any time for a fee.
For an instalment receipt holder holding on the CHESS subregister, the statement of holding will set out the HIN. For an instalment receipt holder holding on the issuer-sponsored subregister, the statement of holding will set out the SRN. The HIN or SRN must be quoted when dealing with a broker or the Instalment Receipt and Share Registrar.
THE TRANSFER OR SALE OF INSTALMENT RECEIPTS IS SUBJECT TO THE TERMS OF THE TRUST DEED
Some or all of a holding of instalment receipts may be transferred to another person, subject to the terms of the Trust Deed.
The Trust Deed provides that instalment receipts may be transferred by:
▪	a Proper ASTC Transfer (as defined in the Corporations Regulations);
▪	a Sufficient Transfer (as defined in the Corporations Regulations);
▪	an electronic transfer under the NZX’s FASTER system;
▪	a written instrument of transfer in the form in the schedules to the Trust Deed or in any other form approved by the Trustee (a number of standard forms of transfer used in Australia and New Zealand will be approved by the Trustee for this purpose); or
▪	any other method of transfer of marketable securities which is introduced by ASX, ACH or ASTC or operates in accordance with the ASX Listing Rules, ACH Clearing Rules, ASX Market Rules or ASTC Settlement Rules and recognised under the Corporations Act and approved by the Trustee.
The Trustee may, in the case of a transfer other than a Proper ASTC Transfer, direct the Instalment Receipt and Share Registrar to refuse to register any transfer of instalment receipts where the ASX Listing Rules applying to the Trustee and the instalment receipts or the ACH Clearing Rules, ASX Market Rules or ASTC Settlement Rules permit such refusal.
If some or all of a holder’s instalment receipts are transferred and the transfer is registered on the instalment receipt register at end of day on 15 May 2008, the person to whom the instalment receipts are transferred will have to pay the final instalment.
In addition, the person to whom instalment receipts are transferred automatically agrees to be bound by the Trust Deed and the instalment receipts as soon as they take a transfer of instalment receipts. If the ASIC declaration to the effect that transferees of instalment receipts are bound by the terms of the Trust Deed is varied or revoked, any off-ASX transfer must be accompanied by a deed of acknowledgement executed by the transferee or equivalent. Such an ASIC declaration has been obtained and is in force.
INSTALMENT RECEIPTS TO BE LISTED ON ASX AND NZSX
The Trustee will apply to list the instalment receipts (and the underlying shares) on ASX within 7 days after the date of the Prospectus. An application has been made to the NZX for quotation of the instalment receipts (and the underlying shares) on the NZSX and all requirements of the NZX relating to this application that can be complied with on or before the date of the distribution of the Prospectus, this Appendix and the New Zealand Investment Statement have been duly complied with. However, NZX accepts no responsibility for any statements in this Appendix.
THERE ARE RESTRICTIONS ON THE LEVEL OF FOREIGN OWNERSHIP OF TELSTRA
Foreign persons must not hold particular ‘stakes’ in Telstra. See section 10 ‘Description of shares and constitution’ and section 13 ‘Restrictions on foreign ownership’ of this Appendix.
TRUST DEED
The following is a summary of the material provisions of the Trust Deed relating to the instalment receipts. These provisions are set out in the Trust Deed. Investors may inspect the Trust Deed if they need further information.
CALLING MEETINGS
Instalment receipt holders may require the Trustee to requisition or convene a meeting of Telstra members if they hold the number of instalment receipts representing shares which, if those shares were held by those instalment receipt holders, would entitle the instalment receipt holders to call or require the calling of the meeting themselves in accordance with the Corporations Act or Telstra’s constitution.
If instalment receipt holders wish to call, or require the calling of, a meeting, they must ask the Trustee to do so on their behalf because the Trustee is the legal owner of the shares underlying the instalment receipts.
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RIGHTS TO ATTEND A GENERAL MEETING OF SHAREHOLDERS AND TO RECEIVE NOTICE OF THE MEETING
Holders of instalment receipts generally have equivalent rights to those of shareholders including the right to attend and speak at a general meeting of Telstra shareholders. Holders of instalment receipts cannot vote directly at a general meeting of Telstra shareholders but can direct the Trustee how to vote the shares underlying the instalment receipts.
The Trustee will direct the Instalment Receipt and Share Registrar to make arrangements with Telstra and the share registrar to ensure that, so far as practicable, the share registrar sends to the instalment receipt holder any notice of meeting of shareholders at the same time and in the same manner it sends that notice to shareholders.
See section 10 ‘Description of shares and constitution’ for more information.
As an instalment receipt holder is not strictly a shareholder, the Trust Deed sets out a procedure that the Trustee must follow to ensure that a holder of instalment receipts may direct the votes attached to the underlying shares at a general meeting. That procedure may be summarised as follows:
▪	instalment receipt holders will receive the notice of meeting and will also receive a direction form to enable the instalment receipt holders to give directions to the Trustee on how to exercise the votes attached to the underlying shares. The Trustee can be directed to ensure the votes are cast for or against each resolution at the meeting, or can be directed to abstain. Alternatively, the Trustee can be directed to appoint the chair of the meeting as open proxy in respect of the relevant votes;
▪	the Trustee will appoint proxies to exercise the votes in accordance with the directions received; and
▪	if an instalment receipt holder does not provide a valid voting direction, the Trustee must not cast a vote on any resolution in respect of the underlying shares to which that instalment receipt holder’s instalment receipts relate.
Directions will only be valid if:
▪	they are received by 5.00pm (Sydney time) on the day two business days before the last day for Telstra shareholders to lodge proxies in relation to the relevant general meeting; and
▪	the person giving the direction remains the registered holder of the relevant instalment receipts at end of day on the day two business days before the ‘snapshot’ time fixed by Telstra for determining which shareholders are entitled to vote at the relevant general meeting.
DIVIDENDS
If Telstra declares or pays a dividend (other than by way of bonus issue), the Trustee must:
▪	if the dividend is to be paid wholly or partly in cash, direct Telstra to pay the cash part of the dividend directly to the holder of the instalment receipt according to the number of instalment receipts registered in such holder’s name; and
▪	if the dividend is not wholly in cash, take all reasonable steps (as defined in the Trust Deed) to cause the non-cash part of the dividend to vest in the instalment receipt holder. The Trustee is not required to take steps which are unlawful or impracticable or which may involve unindemnified expense to the Trustee or which may potentially expose the Trustee to liability.
The Trustee will take all reasonable steps (as defined in the Trust Deed) to require that the payment of any dividend to the instalment receipt holder is made at the same time and in the same manner as Telstra pays dividends to shareholders.
Payments will be made to an instalment receipt holder if that holder is on the instalment receipt register at the relevant time. See ‘The Trustee will set record dates’ below for more information.
It is the responsibility of instalment receipt holders to ensure they comply with any requirements imposed by Telstra from time to time in relation to payment of dividends (for example, by nominating a bank account of a type approved by Telstra). The Trustee is not responsible to the instalment receipt holder for any neglect or default on Telstra’s part in relation to dividends.
Tax may be withheld from dividends and other distributions. See section 14 ‘Taxation’ for more information.
If there is a question as to whether a dividend belongs to the instalment receipt holder or forms part of the Commonwealth’s security interest over the underlying shares (such as where the Commonwealth is required to exercise its security due to a default by the instalment receipt holder), the Trustee will need to assess the situation and determine who the dividend belongs to. It will apply the same principles as it will apply to an accretion that is not specifically provided for in the Trust Deed. In that case, the Trustee will determine whether the accretion is an addition to or a replacement of the share. If it is an addition to or replacement of the share, the Trustee will hold the accretion on trust in the same way that it holds the security interest in the shares. If the accretion is an incident of the beneficial interest which the instalment receipt holder holds, the Trustee will take reasonable steps (as defined in the Trust Deed) to transfer the accretion to the instalment receipt holder or, if that is not possible, it will hold the accretion for such holder’s benefit in the same way that it holds the holder’s beneficial interest.
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Appendix (continued)
THE TRUSTEE WILL SET RECORD DATES
The Trustee will fix a record date whenever Telstra proposes to:
▪	pay a cash dividend;
▪	make any other cash or non-cash distribution; or
▪	issue rights in regard to the shares.
This is the date on which the instalment receipt holder will need to be registered on the instalment receipt register in order to receive the dividend, distribution or rights. This date will, to the extent practicable, be the same as the record date fixed by Telstra for shareholders, except in the case of meetings where the record date for determining which instalment receipt holders are entitled to vote at the meeting will be two business days before the record date for shareholders.
DOCUMENTS TO BE SENT TO INSTALMENT RECEIPT HOLDERS
The rights of instalment receipt holders in this regard are equivalent to those of shareholders. Investors will not receive a notice of, and will not be entitled to attend and vote at, Telstra’s annual general meeting to be held on 14 November 2006. See section 10 ‘Description of shares and constitution’ of this Appendix for more information.
PARTICIPATION IN A NEW ISSUE OF SHARES
If Telstra makes an entitlements offer to shareholders to participate in a new issue of shares or other securities (other than a bonus issue), the Trustee is not obliged to respond to that offer or, if it is renounceable, to dispose of it. The Trustee will seek advice from the Instalment Receipt and Share Registrar, Telstra, the Telstra registrar or some other suitably qualified person and if that advice is that reasonable steps (as defined in the Trust Deed) can be taken to confer the benefit of the offer on the instalment receipt holder as an instalment receipt holder, the Trustee will take those reasonable steps. Any securities received by an instalment receipt holder under a new issue can not be sold by the Trustee if the instalment receipt holder fails to pay the final instalment.
NO MORTGAGE OR CHARGE ON THE SHARES UNDERLYING INSTALMENT RECEIPTS
As discussed below, the Trustee may sell some or all of the shares underlying the instalment receipts of a holder if the final instalment is not paid by the Final Instalment Due Date. This is because the Commonwealth has a ‘security interest’ over the shares. The instalment receipt holder cannot create any security interest, such as a mortgage or a charge, over the shares the Trustee is holding on such holder’s behalf. In addition, the instalment receipt holder cannot do anything which would have the effect of giving another person any right over the shares until the final instalment has been paid and the Trustee has transferred the shares to the holder. For this reason, the Trustee and the Instalment Receipt and Share Registrar will not recognise or give effect to any security interest over the beneficial interest in, or the future right to receive, the shares underlying the instalment receipts.
PAYMENT OF ANY DUTIES AND TAXES ON INSTALMENT RECEIPTS OR SHARES
If the Trustee receives a demand or an assessment relating to an instalment receipt holder, an instalment receipt holding or shares underlying an instalment receipt holding from a revenue or other authority for any duties and taxes or becomes aware that it may be liable to pay such duties and taxes, then if the Trustee is advised that it must pay that amount, the instalment receipt holder must pay that amount to the Trustee upon demand.
If the instalment receipt holder does not pay the amount demanded by the Trustee in the manner and within the period set out in the notice provided by the Trustee, the Trustee may take action to recover that amount as a debt due from the instalment receipt holder. It may choose to sell all or any of the holder’s instalment receipts or, if the Commonwealth directs, the shares to which those instalment receipts relate. If the Trustee sells the shares relating to the instalment receipts, the instalment receipts will be cancelled. In either case, the proceeds of the sale will be applied in accordance with a priority order set out in the Trust Deed.
The instalment receipt holder is not responsible for ‘Excepted Duties’. This means that an instalment receipt holder is not required to pay stamp duty on the transfer of the shares from the Commonwealth to the Trustee and from the Trustee to the instalment receipt holder after the final instalment is paid and on constitution of the trusts on which the shares are held.
PAYMENT OF THE FINAL INSTALMENT
An instalment receipt holder will receive a reminder notice approximately four weeks before the Final Instalment Due Date. The reminder notice will be sent to the address recorded against the name in the instalment receipt register. See generally the topic ‘The instalment receipt register’ in this section.
So that the Commonwealth can determine who must pay the final instalment, Telstra will ask ASX to suspend trading of the instalment receipts on or about 9 May 2008. The person on the instalment receipt register at end of day on 15 May 2008, will have to pay the final instalment. This is so even if the reminder notice is not received.
UPON PAYMENT OF THE FINAL INSTALMENT, THE TRUSTEE WILL TRANSFER THE SHARES
If the final instalment is paid by 5.00pm Sydney time on 29 May 2008 and the payment is cleared by 5.00pm Sydney time on 10 June 2008, the Trustee will transfer the shares to the instalment receipt holder within twelve business days (or a longer period if ASX permits) of 29 May 2008.
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If the funds sent to pay for the final instalment are not cleared by 5.00pm Sydney time on 10 June 2008, the Trustee will transfer the shares to the instalment receipt holder as soon as practicable after those funds are cleared.
When the Trustee transfers the shares, the instalment receipts will be cancelled. At that point, the former instalment receipt holder will become an ordinary shareholder.
THE SHARES UNDERLYING THE INSTALMENT RECEIPTS MAY BE SOLD IF THERE IS A FAILURE TO PAY THE FINAL INSTALMENT AND PAYMENT OF INTEREST AND OTHER CHARGES MAY BE REQUIRED
If an instalment receipt holder defaults in paying the final instalment,that holder will have to pay interest on the amount of the final instalment.
Interest will be calculated at 12% per annum.
If an instalment receipt holder defaults in paying the final instalment, the Trustee may sell some or all of the shares underlying the holder’s instalment receipts. This includes all dividends, rights or other benefits accruing or received on the shares after 29 May 2008.
The Trustee will apply the proceeds of sale of the shares sold in the following order:
▪	in payment of the costs and expenses of the Trustee in attempting to recover the final instalment from the instalment receipt holder (including the costs associated with the giving of default notices demanding payment, at a minimum cost of $75 per notice given to the holder — one or more such notices may be given to the holder);

▪	in payment of the costs and expenses incurred in the sale of the relevant shares (plus a $75 administration charge);

▪	in payment of any duties and taxes relating to the relevant shares or instalment receipts;

▪	in payment of interest on all the above amounts and on the final instalment;

▪	if only some of the shares for which the instalment receipt holder has not paid the final instalment are sold, in payment to the Commonwealth of the above amounts owing in respect of the remaining shares; and

▪	in satisfaction of the final instalment due by the instalment receipt holder.
The instalment receipt holder will receive the balance remaining after the proceeds have been applied in this way.
If the proceeds of the sale of the shares are insufficient to cover the above amounts, the instalment receipt holder remains liable for the shortfall. The Trustee must take action against the instalment receipt holder to recover the shortfall unless the Commonwealth instructs it to cease that action. The Commonwealth can also take recovery action against the instalment receipt holder directly.
POWERS AND DUTIES OF THE TRUSTEE AND LIMITS ON ITS LIABILITY
The powers and duties of the Trustee are set out in the Trust Deed.
The Trustee’s liability is generally limited to circumstances of gross negligence or fraud on the part of the Trustee. The Trustee is not liable for failing to do anything that it is forbidden from doing by any law or other requirement by which it is bound, or for doing anything that it is required to do under those laws or requirements.
The Trustee may delegate its powers and duties in relation to the foreign ownership restrictions set out in the Telstra Act, including its power to dispose of instalment receipts for the purpose of seeking to prevent the occurrence or continuation of an ‘unacceptable foreign ownership situation’ (as defined in the Telstra Act).
The Trust Deed contains provisions designed to enable the Trustee to monitor and enforce the foreign ownership restrictions. These restrictions are outlined below in section 13 ‘Restrictions on foreign ownership’. The Trustee has the power to adopt rules to implement these provisions, which will bind all instalment receipt holders.
EVENTS CONCERNING TELSTRA
The Trust Deed has provisions which deal with the duties of the Trustee if:
▪	a takeover bid is made for Telstra;

▪	a takeover bid is made for instalment receipts;

▪	Telstra subdivides, consolidates or reconstructs Telstra shares;

▪	Telstra reduces its capital. If a return of capital occurs, the Commonwealth will receive the return and the final instalment will be reduced accordingly;

▪	Telstra makes a buy-back offer for shares. The Trustee may accept only buy-back offers where the buy-back price is equal to or exceeds the final instalment and the instalment receipt holder directs the Trustee to accept the offer. In that case, the Trustee will direct Telstra to pay the final instalment (reduced by the Prepayment Discount) calculated as though the buy-back payment was a prepayment to the Commonwealth and any balance will be paid to the instalment receipt holder; or

▪	Telstra makes a bonus issue or Telstra shareholders receive rights under a scheme of arrangement. If the benefits received relate solely to the instalment receipt holder’s beneficial interest and do not impair the Commonwealth’s security interest, the Trustee will take reasonable steps (as defined in the Trust Deed) to transfer them to the holder. Otherwise, they will be treated as an accretion to the Commonwealth’s security interest.
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Appendix (continued)
THE TRUST DEED MAY BE AMENDED BY THE COMMONWEALTH AND THE TRUSTEE
The Trust Deed may be amended by a supplemental deed between the Commonwealth and the Trustee.
However, any amendment must not:
▪	impair the right of any instalment receipt holder to enjoy the beneficial interest in the shares before the instalment receipt holder pays the final instalment;
▪	impair the rights of any instalment receipt holder to receive a transfer of the shares once the final instalment is paid;
▪	vary the date for payment of the final instalment; or
▪	remove the right to receive dividends unless that amendment results from an event, transaction or resolution by, or concerning, Telstra.
THE TRUST DEED IS GOVERNED BY THE LAW OF THE AUSTRALIAN CAPITAL TERRITORY
The Trust Deed is governed by the laws of the Australian Capital Territory (ACT). The courts of the ACT shall have non-exclusive jurisdiction to settle any dispute, action, claim, suit or proceeding relating to the Trust Deed, the Commonwealth’s security interest or the beneficial interest in the shares underlying the instalment receipts. The instalment receipt holder is deemed to have submitted to the non-exclusive jurisdiction of the courts of the ACT.
The instalment receipt holder is also deemed to have irrevocably waived any immunity that the instalment receipt holder may now or in the future have in regard to the holder’s obligations under the Trust Deed.
Nothing in the above clauses limits the right of the Commonwealth or the Trustee to recover unpaid amounts from the instalment receipt holder or to take any proceedings against such holder in any manner permitted by law or in any court having jurisdiction. Even if the Commonwealth or the Trustee takes proceedings in one jurisdiction, it may still take proceedings in another jurisdiction, whether concurrently or not.
OTHER PROVISIONS
The Trust Deed also contains other provisions including:
▪	the Commonwealth may remove the Trustee if it appoints a wholly- owned Commonwealth company as the new Trustee. A court may be able to remove the Trustee in certain circumstances;
▪	the Commonwealth must pay all expenses of the Trustee. However, the instalment receipt holder must pay any expenses relating to the sale of shares arising from enforcement action taken by the Commonwealth to recover the final instalment and certain other costs and charges;
▪	the Commonwealth indemnifies the Trustee for all liabilities arising from the performance of its responsibilities under the Trust Deed subject to certain limitations in the case of bad faith, malice, fraud or recklessness on the part of the Trustee;
▪	the Commonwealth indemnifies instalment receipt holders for all losses or damages which instalment receipt holders may suffer as a result of a breach by the Trustee of its obligations under the Trust Deed, except to the extent that the breach by the Trustee is a result of the negligence, bad faith or wilful default of the instalment receipt holder;
▪	if the Trustee takes action to recover amounts owing by instalment receipt holders to the Commonwealth, the Trustee acts as the Commonwealth’s agent. It must have regard solely to the Commonwealth’s interest so far as the law permits;
▪	there are provisions that limit an instalment receipt holder’s ability to affect the timing and manner of the sale of shares or instalment receipts;
▪	the Trustee may provide information it has to Telstra and the Commonwealth. Information provided by the instalment receipt holder in the application for shares may be provided by the Commonwealth to the Trustee;
▪	provisions dealing with the situation where the Trustee is obliged by law or court order to dispose of the shares underlying the instalment receipts and dealing with circumstances where rights attaching to shares are cancelled or suspended or shares become vested in a third party or authority under any law, court order or otherwise. The Trust Deed also contains provisions in relation to compulsory acquisition of shares under takeover laws;
▪	joint holders of instalment receipts owe the obligations imposed on them under the Trust Deed jointly and severally;
▪	an instalment receipt holder must make all payments required to be made by it by cleared payment without deduction of any kind and free of any counter-claim or set-off;
▪	there are general provisions in the Trust Deed which allow changes to times and dates to avoid administrative difficulties. However, the date for payment of the final instalment cannot be changed; and
▪	instalment receipts may be cancelled by agreement with their holder and the relevant shares re-transferred to the Commonwealth if the Commonwealth has repaid the first instalment.
ADMINISTRATION ARRANGEMENTS
The Commonwealth, the Trustee and Telstra have entered into an agreement dated on or about 8 October 2006 that deals with administrative arrangements in regard to instalment receipt holdings (such as payment of dividends) and foreign ownership restrictions (such as administration of the foreign ownership rules).
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12. Bonus Loyalty Shares and the same registered name requirement
One of the requirements Retail Investors must satisfy to be entitled to receive Bonus Loyalty Shares and the benefit of the VWAP-based cap on the final instalment, is the same registered name requirement (see “Same registered name requirement” below).
BONUS LOYALTY SHARES
Subject to limited exceptions, Retail Investors who purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold them in the same registered name until 15 May 2008 and pay the final instalment on or by 29 May 2008 will be entitled to receive Bonus Loyalty Shares (see section 2.4.3 ‘When am I entitled to Bonus Loyalty Shares?’ in the Prospectus).
Investors who purchase instalment receipts outside the Offer will not be entitled to receive Bonus Loyalty Shares. The entitlement to receive Bonus Loyalty Shares will also not apply to Retail Investors who pay the final instalment early (see section 11 ‘Description of instalment receipts and Trust Deed — The final instalment may be prepaid’). The number of Bonus Loyalty Shares which Retail Investors will be eligible to receive will be calculated based on the lowest number of instalment receipts held in the same registered name at any time between the date of issue and 15 May 2008 (or, where the investor initially purchased some instalment receipts under the Offer at the Retail Investor price and some at the Institutional Investor price, the lower of (1) that lowest number and (2) the number of instalment receipts originally purchased at the Retail Investor price).
The right to receive Bonus Loyalty Shares will expire immediately after a Retail Investor ceases to satisfy these conditions.
VWAP BASED CAP ON FINAL INSTALMENT
Australian residents who purchase instalment receipts under the Retail Offer at the Retail Investor price, hold them in the same registered name until 15 May 2008 and pay the final instalment on or by 29 May 2008 will pay a final instalment amount which is the lower of:
▪	the final instalment amount payable by Institutional Investors; and
▪	the volume weighted average price (VWAP) of Telstra shares traded on ASX during the 3 trading days ending 17 November 2006, less the first instalment payable by Retail Investors under the Retail Offer.
(See section 2.4.3 “How much is the final instalment?”)
SAME REGISTERED NAME REQUIREMENT
The same registered name requirement means that, for example, Retail Investors will not be eligible for the VWAP based capping on the final instalment, and the entitlement to receive Bonus Loyalty Shares will expire if:
▪	there is a voluntary change in joint ownership arrangements; or
▪	where instalment receipts are registered in the name of a nominee, trustee or other party (such as a margin lender), there is a change in the nominee, trustee or third party on the register or a transfer to the beneficial holder (as the registered holder details have changed, the entitlement to receive Bonus Loyalty Shares is lost in these circumstances despite the fact that the underlying beneficial ownership remains unchanged).
The exceptions to this ‘same registered name’ requirement are:
▪	a bona fide change of name of the registered holder (e.g. by marriage, divorce or deed poll) provided that the change transaction is accompanied by all the appropriate documentary evidence in support of the change;
▪	a transmission to a legal personal representative (e.g. an executor or administrator) of a deceased holder pending final administration of the holder’s estate;
▪	a transmission from a deceased holder to a beneficiary (either directly or via the legal personal representative of the deceased);
▪	a transfer to the surviving joint holder(s) where a joint holder dies;
▪	a transfer as a result of a court order or relevant legislation e.g. following a marriage dissolution (although the Commonwealth reserves the right to assess each such transfer to determine if it is legitimately out of the control of the original holder);
▪	an amendment to the register to correct certain registry or broker errors;
▪	where two or more separate holdings that are each entitled to Bonus Loyalty Shares are amalgamated into one holding and the Commonwealth is satisfied that the registered holder is the same as before amalgamation;
▪	conversion of holdings registered in the same name but with different account designations into a single holding in the same registered ownership provided all holdings were entitled to Bonus Loyalty Shares;
▪	conversion (not transfer) between CHESS and Issuer Sponsored subregisters provided the registered name remains unchanged;
▪	a change of controlled CHESS participant provided that the original HIN is transported to the new participant; and
▪	transmission between the Australian register and a register outside Australia provided the registered name remains unchanged.
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Appendix (continued)
Any change of registered holdings that does not fall within one of the above exemptions will result in the right to receive the Bonus Loyalty Shares expiring, and the Retail Investor being ineligible to receive the benefit of the VWAP-based cap on the final instalment, unless the Commonwealth, in its discretion, decides to extend the above categories.
The Commonwealth may request documentary proof from a person seeking to rely on an exemption. The Commonwealth may request that such documentary proof comprise original documents, certified copies of original documents or statutory declarations.
LEGAL IMPEDIMENTS TO DELIVERY OF BONUS LOYALTY SHARES
If on the Final Instalment Due Date your registered address is outside Australia, or other legal impediments to delivery of Bonus Loyalty Shares to you exist, you will not receive Bonus Loyalty Shares. Instead, the shares to which you would have become entitled will be sold and you will be sent the net proceeds. The Commonwealth may conduct a sale of Bonus Loyalty Shares for this purpose in any manner it considers appropriate and the costs of the sale will be deducted from the proceeds.
13. Restrictions on foreign ownership
The Foreign Acquisitions and Takeovers Act prohibits the acquisition of an interest in the shares of an Australian company in certain circumstances. There are also specific provisions dealing with restrictions on foreign ownership in the Telstra Act.
TELSTRA ACT
The Telstra Act provides that an ‘unacceptable foreign ownership situation’ will exist in relation to Telstra if ‘foreign persons’ and their ‘associates’ hold, in total, a ‘particular type of stake’ in Telstra of more than 35% of shares held by persons other than the Commonwealth (‘Aggregate Limit’) or if any foreign person and its associates hold a particular type of stake in Telstra of more than 5% of shares held by persons other than the Commonwealth (‘Individual Limit’). ‘Foreign person’, ‘associate’, ‘group’, ‘particular type of stake, ‘direct control interest’ and ‘interest’ in a share are all defined in the Telstra Act and are summarised below under ‘Definitions’.
Where an acquisition of shares or interests in shares in any company results in:
▪	an unacceptable foreign ownership situation in relation to Telstra;
▪	an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or
▪	an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit, and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding $44,000.
A person’s stake in Telstra is calculated on the assumption that the only shares in Telstra are shares held by persons other than the Commonwealth. While the Commonwealth owns 51.8% of Telstra, the Aggregate Limit is effectively 16.87% and the Individual Limit is effectively 2.41%. If all of the shares currently held by the Commonwealth are sold or transferred to the Future Fund, the effective Aggregate Limit will be 35% rather than 16.87% and the effective Individual Limit will be 5% rather than 2.41%.
The Communications Minister or Telstra may apply to the Federal Court for remedial orders where an unacceptable foreign ownership situation exists, including orders requiring the disposal of shares, restricting the exercise of rights attaching to shares or prohibiting or deferring receipt of sums due on shares. In addition, Telstra is required under the Telstra Act to take all reasonable steps to ensure that an unacceptable foreign ownership situation does not arise in relation to Telstra.
Telstra’s constitution and the Trust Deed contain provisions to enable Telstra and the Trustee (while instalment receipts remain on issue (‘the IR period’)) to monitor and enforce the foreign ownership restrictions. These provisions in Telstra’s constitution are binding on all shareholders. Telstra’s Board has adopted rules to implement these provisions. These rules are outlined below. They may be amended at any time by resolution of Telstra’s Board.
The Trustee will publish procedures regulating foreign ownership of instalment receipts which parallel Telstra’s rules and which will bind all instalment receipt holders. The Trustee will be obliged to comply with such procedures under the Trust Deed and may only change them at the relevant Minister’s direction.
On or after registration of a transfer or transmission application for a share or an instalment receipt, when the acquirer first becomes a shareholder or instalment receipt holder, the acquirer must generally notify Telstra or the Trustee (during the IR period), whether it is either:
▪	a person with an interest in a share or an instalment receipt who is either a foreign person or an associate of a foreign person; or
▪	a person who holds a share or instalment receipt in which a foreign person or an associate of a foreign person has an interest,
(in either case, a ‘foreign holder’).
The information derived from these notifications will be reflected in a register by means of a foreign coding. Telstra may include in its register, information relating to foreign ownership recorded in the foreign ownership register of instalment receipts maintained by the Trustee. The foreign ownership rules and procedures will permit Telstra and the Trustee to maintain a joint foreign register of shares and instalment receipts.
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Systems have been established for shares or instalment receipts traded on ASX so that notifications are given by brokers as part of routine provision of ASX settlement information (ASX systems). Purchasers of shares and instalment receipts in the international components of the Offer (including the New Zealand offer) and holders of shares or instalment receipts on the New Zealand branch share or instalment receipt registers will be automatically treated as foreign holders for the purposes of the constitution and the Trust Deed. In the case of other transfers or transmission applications, the onus is on the acquirer to notify Telstra if it is a foreign holder.
All shares or instalment receipts held by foreign holders may be treated as foreign unless the holder notifies the Trustee that some of its shares or instalment receipts are ones in which a foreign person or associate of a foreign person has an interest (foreign shares or instalment receipts) whereas others are not and either:
▪	divides its holding into separate HINs or SRNs (under ASX’s CHESS system or an issuer-sponsored subregister respectively), one for foreign shares or instalment receipts and one for shares or instalment receipts which are not foreign; or
▪	the Directors decide to treat the foreign holder as if the foreign holder was two separate members, one with domestic shares and the other with a foreign holding.
Where a person has notified the Trustee that it is a foreign holder with respect to instalment receipts, Telstra may treat that person as a foreign holder with respect to shares. The Trustee may also treat a foreign holder of shares as a foreign holder with respect to instalment receipts under its procedures.
Telstra may send notices to registered holders of shares with a view to determining whether they are foreign holders or not, and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares, and any other information relating to foreign ownership which may be requested. Such notices must be answered within the time specified in the notice. The Trustee has similar powers with respect to registered holders of instalment receipts during the IR period. The rules and procedures will permit Telstra and the Trustee to send notices jointly.
If Telstra determines, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to Telstra, Telstra has the power to require divestment of shares to remedy this situation. The Trustee has power to direct the disposal of instalment receipts in the same circumstances in which Telstra would otherwise direct the Trustee to dispose of shares to remedy the situation. Telstra may direct the Trustee to require divestment of instalment receipts in such circumstances. In exercising these divestment powers, Telstra and the Trustee are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. Telstra and the Trustee will notify ASX, NZX and NYSE if the level of foreign ownership comes within five percentage points of the Aggregate Limit, and after that at one percentage point intervals.
The divestment powers are broadly framed, and Telstra, the Trustee and their directors are not liable to shareholders or instalment receipt holders for the manner of their exercise.
If Telstra or the Trustee believe that the Individual Limit has been breached, Telstra or the Trustee may require that any shareholder or instalment receipt holder respectively whose shares or instalment receipts are believed to form part of the contravening ‘stake’ be divested within the time specified in the notice requiring divestment (‘disposal notice’).
If Telstra believes the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their name or which became coded as ‘foreign’, on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit. The position is similar with respect to foreign instalment receipts under the procedures.
There are special provisions to prevent disposal notices being given in respect of foreign instalment receipts issued under the Offer and in the event disposal notices would, but for these provisions, have been given in respect of such foreign instalment receipts (‘offer instalment receipts’) such notices shall not be given. Disposal notices may be given to all holders whose foreign shares were registered in their names (or became coded as foreign) on the day prior to the date of registration of the Offer instalment receipts in the names of the holders, and so on, until a situation is reached where the number of foreign shares and instalment receipts in respect of which disposal notices have not been given is below the Aggregate Limit.
The recipient of a disposal notice is required to divest the shares or instalment receipts that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month after the month in which the disposal notice was issued unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month. However, in relation to registrations of shares or instalment receipts in the 30 days after instalment receipts are first traded on ASX in 2006, the divestment date will be the day six months after first trading.
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Appendix (continued)
No divestment will be required on a divestment date if foreign shares or instalment receipts, as shown on the relevant register on that date do not exceed the Individual Limit or the Aggregate Limit (as applicable). If a disposal notice is not complied with, Telstra or the Trustee (as relevant) may sell the relevant shares or instalment receipts on behalf of the holder on or after the relevant divestment date (and the holder will lose the ability to transfer the shares or instalment receipts itself after that date).
In cases where the Trustee sells instalment receipts, if the Trustee has been notified that a foreign holder is not a resident of Australia for Australian taxation purposes or if no notification has been received but the foreign holder has a registered address outside Australia, the Trustee may retain from the proceeds of sale and remit to the Australian Taxation Office the tax due and payable by the instalment receipt holder on any gain arising from the disposal of instalment receipts.
TRANSFERS AMONG FOREIGN HOLDERS
Special arrangements apply to certain transfers from one foreign holder to another.
Disposal notices will not be given in respect of:
▪	foreign shares or instalment receipts acquired from the international underwriters on closing of the Institutional Offer outside Australia;
▪	foreign shares or instalment receipts acquired under a particular form of ASX ‘special crossing’ for transfers among foreign holders. Shares or instalment receipts can only be transferred under such a special crossing if they are not, and are not liable to become the subject of a disposal notice; or
▪	shares or instalment receipts registered on the New Zealand branch share or instalment receipt register, though shares or instalment receipts may only be transferred onto the New Zealand branch share or instalment receipt register if they are not, and are not liable to become, the subject of a disposal notice.
NZSX trading will be only in instalment receipts or shares registered on the New Zealand branch instalment receipt or share register.
The above summary does not purport to be complete and is subject to, and qualified by reference to the Trust Deed, the constitution, the rules and the procedures and the Telstra Act. Copies of the Trust Deed, the constitution, the rules and procedures and the Telstra Act are available for inspection through the Company secretary at the Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, during normal working hours during the Offer period.
DEFINITIONS
‘Foreign person’ is defined in the Telstra Act as:
▪	a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a ‘foreign citizen’);
▪	a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of 15% or more;
▪	a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company holds, in total, a particular type of stake in the company of 40% or more;
▪	the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen’s or foreign company’s associates’ interests); or
▪	the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen’s or foreign company’s associates’interests).
A ‘particular type of stake’ in any company held by any person is defined as the aggregate of the ‘direct control interests’ of that type in that company held by that person and that person’s associates.
An ‘associate’ of a person is defined to include:
▪	a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;
▪	if the person is an employee of an individual, other employees of the individual;
▪	if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;
▪	the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;
▪	a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;
▪	a company where the person is accustomed, or under an obligation, to act in accordance with the company’s wishes, directions or instructions;
▪	a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and
▪	an associate of an associate of the person.
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For purposes of determining foreign ownership of any company, a person’s associates also include any other person with whom the person has an arrangement enabling the person to jointly control any of the voting power of such company or certain types of power over, or over the appointment of, the board of directors of such company.
‘Group’, in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.
A ‘direct control interest’ of any person in any company is defined as the equivalent percentage of:
▪	the total paid-up share capital of the company in which the person holds an interest;
▪	the voting power in the company that the person is in a position to control;
▪	the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person;
▪	the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and
▪	traced interests held via interposed entities.
‘Interest in a share’ is defined to include:
▪	legal or equitable interests in a share;

▪	certain rights under a contract to purchase a share;

▪	options to acquire a share or an interest in a share;

▪	a right to have a share transferred to the person’s order; and

▪	an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.
However, certain interests in shares are disregarded, including:
▪	certain interests of lenders under or following enforcement of security arrangements;

▪	interests of a trustee or manager of, or a custodian for, a unit trust (except a discretionary trust) or certain Australian complying or exempt superannuation funds if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and 40% of the income in the trust or fund;

▪	interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policyholder liabilities of the fund are owed to foreign persons;

▪	interests held by nominees, custodians or depositories, or brokers acting on clients’ instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

▪	certain interests held by the international underwriters and their related corporations;

▪	interests existing solely as a result of a shareholder holding interests in companies other than Telstra, which are not ‘foreign persons’ under the Foreign Acquisitions and Takeovers Act of Australia;

▪	interests held by persons who, although being associates of foreign persons, are not themselves foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

▪	interests held by any person to the extent that, after such interests have been included in the ‘stake’ of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

▪	interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.
FOREIGN OWNERSHIP STATUS
At 22 September 2006 the number of Telstra shares recorded as foreign on the Telstra register was 868,845,773, equivalent to 14.49% of the total number of non-Commonwealth owned Telstra shares on issue.
14. Taxation
A class ruling has been sought from the Australian Taxation Office (ATO) for participants in the Offer. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Prospectus. Whilst it is not anticipated to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling. Clarification is being sought from the ATO in relation to the allocation for CGT purposes of the acquisition costs between an instalment receipt and the right to acquire the Bonus Loyalty Share. This is discussed below under the heading ‘Taxation of capital gains’.
The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors, such as financial institutions, may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable.
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Appendix (continued)
This discussion is based on the law in force at the date of the Prospectus and this Appendix and relates only to Australian resident investors. It does not deal with the treatment of investors who are not residents of Australia or who are temporary residents of Australia under Australia’s tax laws.
At present it is expected that Telstra will be able to fully frank declared dividends out of financial year 2007 earnings. However, no assurance can be given as to the future level of dividends or of the franking of these dividends. This is because the ability to frank dividends depends upon amongst other factors Telstra’s earnings, Government legislation and Telstra’s taxation position.
TREATMENT OF INSTALMENT RECEIPTS
Taxation of distributions
The income taxation treatment of distributions to holders of instalment receipts will reflect the income taxation treatment of distributions to holders of shares.
While the distributions on instalment receipts are strictly speaking trust distributions, they will retain the character of the dividends on the underlying shares and will be treated in the same way for Australian income tax purposes as dividends on the underlying shares.
An ‘imputation system’ operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate (currently 30%). The payment of Australian income tax by an Australian company, such as Telstra, generates a ‘franking credit’ for the company. Broadly, an amount of tax paid flows through to shareholders (as a ‘franking credit’) when the company pays a dividend to shareholders which is franked by the company.
Distributions paid to Australian resident holders of instalment receipts will generally be included in the assessable income of those holders of instalment receipts. It should be shown at the dividend income section of the income tax return.
Where the dividend underlying the distribution is a franked dividend, the franking credit associated with that dividend may generally also be included in the assessable income of Australian resident shareholders.
An offset of tax equivalent to the franking credit (known as a ‘tax offset’) is available only to Australian resident shareholders.
Australian resident corporate shareholders entitled to the franking credit attaching to the dividend, may also add that franking credit to the corporate shareholder’s franking account balance.
There are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor’s own circumstances including the period for which the instalment receipts are held and the extent to which the investor, if a resident, is ‘at risk’ in relation to their investment.
Taxation of capital gains
An investor in the Australian Retail Offer at the Retail Investor price will acquire:
(a)	an instalment receipt which is, for capital gains tax purposes, an interest in an Australian trust estate; and
(b)	a right to be provided in certain circumstances a Bonus Loyalty Share for every 25 instalment receipts held continuously until 15 May 2008 (Loyalty Right).
For capital gains tax purposes the acquisition cost (including the amount of the final instalment) will be apportioned on a reasonable basis between the instalment receipt and the Loyalty Right. Clarification is being sought from the ATO in relation to the allocation of the acquisition costs between the instalment receipt and the Loyalty Right. It is anticipated that such clarification will be made available on the ATO website at: www.ato.gov.au.
A resident instalment receipt holder will generally be required to include in their assessable income, capital gains realised on the sale of instalment receipts (after allowing for any capital losses and discounting if the instalment receipt is held for 12 months or more).
The capital gain will generally be the difference between the arm’s length consideration in respect of disposal of the instalment receipt (including the amount of the final instalment) and the cost base. The cost base of an instalment receipt will include a reasonable allocation of the acquisition cost of the of the instalment receipt (including the amount of the final instalment) and incidental costs associated with disposal. The capital proceeds on disposal will also include the amount of the final instalment.
If the instalment receipts have been held for at least 12 months after the date of acquisition, a holder may be entitled to discount the capital gain arising on disposal of the instalment receipts. Resident individuals and trustees may discount the gain by 50%. Trustees of complying superannuation funds may discount the gain by 33 1/3%. Corporate instalment receipt holders cannot discount the capital gain. For capital gains tax purposes, the date of acquisition of an instalment receipt acquired under this Prospectus is the date the Commonwealth accepted the application.
If an investor disposes of an instalment receipt prior to 15 May 2008, or prepays the final instalment, their Loyalty Right may expire. In that event, a capital loss will arise for the investor equal to the cost base of the Loyalty Right. This capital loss can be offset against any capital gain, including a capital gain realised on disposal of the instalment receipt.
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Transfer of shares from the Trustee following payment of final instalment
The payment of the final instalment and transfer of legal title in the share from the Trustee to the instalment receipt holder does not constitute a disposal of an asset for the purposes of the Australian income tax on capital gains, and does not give rise to any Australian income tax liability.
Failure to pay final instalment
The failure to pay the final instalment and subsequent sale by the Trustee of the underlying share may have Australian income tax implications for instalment receipt holders. Instalment receipt holders should seek their own advice in relation to this issue.
Acquisition of a Bonus Loyalty Share
If an investor is provided a Bonus Loyalty Share then the cost base of the Loyalty Rights exercised to obtain that share will become the cost base of the share. The exercise of the Loyalty Rights by the Investor will not constitute disposal of an asset for the purposes of the capital gains tax rules. The acquisition cost (including the amount of the final instalment) will be allocated on a reasonable basis between the Telstra shares held as a result of acquiring the instalment receipts and the Bonus Loyalty Share received as a result of exercising the Loyalty Rights. For capital gains tax purposes the investor will acquire the Bonus Loyalty Share on the day the Bonus Loyalty Share is allocated to the investor.
TREATMENT OF SHARES
Taxation of dividends
An ‘imputation system’ operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate (currently 30%). The payment of Australian income tax by Australian companies generates a ‘franking credit’ which, when the company pays a dividend to shareholders, generally flows through to resident shareholders.
Dividends paid to Australian resident shareholders will generally be included in the assessable income of those shareholders. It should be shown at the dividend income section of the income tax return.
Where the dividend is a franked dividend, the franking credit associated with that dividend may also be included in the assessable income of Australian resident shareholders.
An offset of tax equivalent to the franking credit (known as a ‘tax offset’) is available only to Australian resident shareholders.
Australian resident corporate shareholders entitled to any franking credit attaching to the dividend, may add the franking credit to the corporate shareholder’s franking account balance.
There are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor’s own circumstances including the period for which the instalment receipts and shares are held and the extent to which the investor, if a resident, is ‘at risk’ in relation to their investment.
Taxation of capital gains
A resident shareholder will generally be required to include in its assessable income, capital gains realised on the sale of shares (after allowing for any capital losses and, in certain cases, discounting of the gain).
The capital gain will generally be the difference between the arm’s length consideration in respect of disposal of the share and the cost base. The cost base of the share will include the consideration in respect of the acquisition and incidental costs associated with disposal. (See also comments above about cost base.)
For capital gains tax purposes, the date of acquisition is as follows:
▪	for shares held as a result of instalment receipts acquired pursuant to this Prospectus, the date the Commonwealth accepted the application to acquire the instalment receipts; and

▪	for Bonus Loyalty Shares, on the day on which the Bonus Loyalty Share is allocated to the shareholder.
If the shares have been held for at least 12 months after the date of acquisition, a shareholder may be entitled to discount the capital gain arising on disposal of the shares. Resident individuals and trustees may discount the gain by 50%. Trustees of complying superannuation funds may discount the gain by 33 1/3%. Corporate shareholders cannot discount the capital gain.
GOODS AND SERVICES TAX
Pursuant to the terms of the Goods and Services Tax (GST) law as currently in force, GST will not be payable on the issue of instalment receipts, payment of the first instalment or the transfer of shares to instalment receipt holders on payment of the final instalment. GST will not be payable on any other transfer of instalment receipts or shares.
STAMP DUTY
No stamp duty will be payable by you on the issue of instalment receipts, payment of the first or final instalment, or the transfer of shares to you on the payment of the final instalment. Generally, trading of shares and instalment receipts on the ASX will not be subject to stamp duty.
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Appendix (continued)
15. Indemnities and insurance of directors, officers and employees
CONSTITUTION
Telstra’s current constitution and the constitution proposed to be adopted at Telstra’s annual general meeting on 14 November 2006 provide for Telstra to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:
▪	the liability is not owed to Telstra or a related body corporate;

▪	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and

▪	the liability does not arise out of conduct involving a lack of good faith.
Telstra’s current constitution and the proposed constitution also provide for Telstra to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in defending civil or criminal proceedings.
If one of Telstra’s officers or employees is asked by Telstra to be a director or alternate director of a company which is not a related body corporate of Telstra, Telstra’s constitution and the constitution proposed to be adopted at Telstra’s annual general meeting on 14 November 2006 provide for it to indemnify the officer or employee out of its property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by the CEO. Telstra’s constitution and the constitution proposed to be adopted at Telstra’s annual general meeting on 14 November 2006 also allow Telstra to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in Telstra’s constitution and the constitution proposed to be adopted at Telstra’s annual general meeting on 14 November 2006.
DEEDS OF INDEMNITY IN FAVOUR OF DIRECTORS, OFFICERS AND EMPLOYEES
Telstra has executed deeds of indemnity in favour of:
▪	directors of Telstra (including past directors);

▪	secretaries and executive officers of Telstra (other than Telstra directors) and directors, secretaries and executive officers of Telstra’s wholly owned subsidiaries;

▪	directors, secretaries and executive officers of a related body corporate of Telstra (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of Telstra or a director or employee of a wholly owned subsidiary of Telstra (other than Telstra directors); and

▪	employees of Telstra appointed to the boards of other companies as Telstra’s nominees.
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of Telstra’s officers. The indemnity in favour of Directors also gives Directors a right of access to Board papers and requires Telstra to maintain insurance cover for the Directors.
Additionally, Telstra has executed an indemnity in favour of employees (including executive officers other than Directors) in respect of liabilities incurred in the formulation, entering into or carrying out of a Telstra Sale Scheme (as defined in the Telstra Act). This indemnity covers liabilities incurred by an employee in connection with the Offer. The indemnity is subject to an exclusion for liabilities arising out of conduct involving a lack of good faith.
DIRECTORS’ AND OFFICERS’ INSURANCE
Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of Telstra and its subsidiaries. Telstra has paid the premium for the policy. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.
16. Indemnities provided by the Commonwealth of Australia
The Commonwealth of Australia has provided certain indemnities to Telstra, its Directors and certain of its executives in connection with the Offer. A summary, in general terms, of these indemnities is set out below.
The indemnity in favour of Telstra’s Directors indemnifies them against liabilities arising by reason of their acts or omissions in connection with the Offer, other than liabilities arising from acts or omissions which are inconsistent with any requests by the Finance Minister for assistance including under section 8AQ of the Telstra Act or any other assistance given by the Director in preparation for the Offer. However, the indemnity will apply where the act or omission by the Director occurs because of an inadvertent act, matter or thing or where reasonable efforts have been made by the Director to comply with the Finance Minister’s request for assistance.
The indemnity in favour of certain executives indemnifies those persons against liabilities arising by reason of their signing or being involved in the preparation of offer documentation or participating in roadshows in connection with the Offer, other than liabilities arising from acts or omissions which are inconsistent with any requests by the Finance Minister for assistance including under section 8AQ of the Telstra Act or any other assistance given by the executive in preparation for the Offer. However, the indemnity will apply where the act or omission by the executive occurs because of an inadvertent act, matter or thing or where reasonable efforts have been made by the executive to comply with the Finance Minister’s request for assistance.
24 | Telstra 3 Share Offer

The indemnity in Telstra’s favour indemnifies Telstra against liabilities arising in connection with the Offer, other than liabilities arising from Telstra’s existing obligations including in relation to the preparation and filing of Telstra’s Annual Report and continuous disclosure documents (‘Existing Obligations’). If the Commonwealth incurs a liability under this indemnity in circumstances where Telstra has failed to comply with its Existing Obligations then, to the extent that the liability is caused by or increased by Telstra’s failure, the Commonwealth may recover from Telstra the amount of, and costs and expenses reasonably incurred by the Commonwealth in relation to, that liability. However, the Commonwealth does not have the right to recover such liabilities, costs and expenses in various circumstances, including where Telstra can show that, despite the breach of its Existing Obligations, it acted in all material respects in accordance with agreed minimum standards of due diligence.
The above indemnities given by the Commonwealth apply where the person to be indemnified acts in good faith and without malice, fraud or recklessness.
Telstra 3 Share Offer | 25

Appendix (continued)
17. Glossary

ABN AMRO Rothschild	a joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) and Rothschild Australia Limited (ABN 61 008 591 768)

ACCC	Australian Competition and Consumer Commission

ACH	Australian Clearing House Pty Limited ACN 48 001 314 503

ASIC	Australian Securities and Investments Commission

ASTC	ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532

ASX	Australian Stock Exchange Limited ACN 008 624 691

Board	the board of directors of Telstra

Bonus Loyalty Shares	additional shares to be received by Retail Investors who purchase instalment receipts under the Australian Retail Offer at the Retail Investor price, hold instalment receipts in the same registered name until 15 May 2008 and pay the final instalment on or by 29 May 2008. For every 25 instalment receipts held 1 Bonus Loyalty Share will be received

broker	any ASX participating organisation or a Market Participant as defined in Section 1 of the NZX Participant Rules

Caliburn Partnership	Caliburn Partnership Pty Ltd

CEO	Telstra’s chief executive officer

Certain Institutional Investors	investors in the Institutional Offer for whom a minimum of 15% of the offer size before any over-allocations has been reserved, being:

▪ Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

▪ other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

▪ investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and

▪ Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker- sponsored bids for amounts in excess of their Initial Allocation Benefit (if any)

CGT	capital gains tax

CHESS	the Clearing House Electronic Subregister System operated by ASTC, the clearing house for ASX, for the purpose of settling transactions and registering transfers of approved financial products

Co-Lead Managers	Citigroup Global Markets Australia Pty Limited, Credit Suisse (Australia) Limited, Daiwa Securities SMBC Europe Limited, J.P. Morgan Australia Limited, Lehman Brothers Inc. and Morgan Stanley Dean Witter Australia Securities Limited

Co-Managers	Commonwealth Securities Limited and RBC Capital Markets

Commonwealth	the Commonwealth of Australia and where the context so permits, the Australian Government

Commonwealth’s Business Adviser	Caliburn Partnership Pty Ltd

Communications Minister	the Minister for Communications, Information Technology and the Arts

Corporations Act	Corporations Act 2001 (Cth)

Corporations Regulations	Corporations Regulations 2001 (Cth)

Directors	the directors of Telstra

ESOP	Telstra’s Employee Share Ownership Plans, known as TESOP 97 and TESOP 99

Final Instalment Due Date	the date the final instalment amount is due (29 May 2008)

Finance Minister	the Minister for Finance and Administration

financial planner	organisations and individuals which hold an Australian Financial Services Licence issued by ASIC
26 | Telstra 3 Share Offer

Firm Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by participating brokers and financial planners

Foreign Acquisitions and Takeovers Act	Foreign Acquisitions and Takeovers Act 1975 (Cth)

Future Fund	the Future Fund Special Account and the investments of the Future Fund established under section 11 of the Future Fund Act 2006 (Cth) and described in section 2.8 ‘Future Fund overview’ and section 5.7 ‘Future Fund’ of the Prospectus

General Public Offer	the invitation under this Prospectus and the New Zealand Investment Statement to Australian and New Zealand resident Retail Investors

Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd

GrowthShare Trust	Telstra Growthshare Pty Ltd ACN 089 807 590

Initial Allocation Benefit	the allocation for Institutional Investors who are Telstra shareholders at the close of the Institutional Offer, based on the number of shares held as at the close of the Institutional Offer (adjusted for dealings up to that time). Australian or New Zealand resident Retail Investors bidding via broker sponsored bids in the Institutional Offer also receive an Initial Allocation Benefit, but reduced by any shares they have applied for in the Shareholder Entitlement Offer

Instalment Receipt and Share Registrar	Link Market Services Limited ACN 083 214 537

Institutional Investor	an investor to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus (or other formality, other than a formality which the Commonwealth and Telstra is willing to comply with), including persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act provided that, if such Institutional Investor is in the United States, it must be a QIB

Institutional Offer	the invitation to Institutional Investors described in section 2.5 ‘Institutional Offer’ of the Prospectus and section 5 ‘Further information about the Institutional Offer’ of this Appendix

Institutional Offering Memorandum	the offer document under which the Institutional Offer to certain Institutional Investors in jurisdictions other than Australia, New Zealand and Japan will be conducted

Institutional Selling Syndicate	ABN AMRO Rothschild; Goldman Sachs JBWere; UBS AG, Australia Branch; Citigroup Global Capital Markets Pty Limited; Credit Suisse (Australia) Limited; Daiwa Securities SMBC Europe Limited; J.P. Morgan Australia Limited; Lehman Brothers Inc.; Morgan Stanley Dean Witter Australia Securities Limited; Commonwealth Securities Limited and RBC Capital Markets

International Purchase Agreement	an international purchase agreement between the Commonwealth, Telstra and the Joint Global Coordinators, as representatives of the purchasers, expected to be dated on or around 18 November 2006

Joint Global Coordinators	ABN AMRO Rothschild, Goldman Sachs JBWere and UBS

New Zealand Investment Statement	the investment statement in terms of the Securities Act 1978 (NZ) under which the New Zealand Offer will be made

New Zealand Offer	the part of the Telstra 3 Share Offer made to New Zealand resident investors

NZSX	the main board equity security market operated by the NZX

NZX	New Zealand Exchange Limited

NZX Listing Rules	the listing rules of NZSX

Offer or Telstra 3 Share Offer	the Offer comprises the Retail Offer and the Institutional Offer

POWL	a public offer without listing in Japan

POWL Minimum Guarantee	a minimum total number of shares that may be reserved for Japanese investors subscribing under the POWL
Telstra 3 Share Offer | 27

Appendix (continued)

Prepayment Discount	the discount to be received by holders (other than holders with New Zealand registered addresses) who prepay the final instalment which is calculated based on the Reference Bond Yield as explained in section 11 ‘The final instalment may be prepaid’

Prospectus	the prospectus dated 9 October 2006 relating to the Telstra 3 Share Offer to Australian resident investors

QIB	a qualified institutional buyer as defined in Rule 144A

Quotation Application and Agreement	the quotation application and agreement between the Trustee and ASX dated October 2006

Record Date	13 October 2006

Reference Bond Yield	on a particular date, means the yield to maturity of the benchmark Commonwealth Government bond 8.75% Coupon, maturing 15 August 2008, published on the Reuters monitor system “RBA28” (or any page which replaces that page) at 4.30pm on that date

Retail Investor	an investor who is not an Institutional Investor

Retail Lead Managers	ABN AMRO Morgans; Bell Potter Securities Limited; Citigroup Wealth Advisors Pty Limited; Commonwealth Securities Limited; ETRADE Australia Securities Limited; Goldman Sachs JBWere Pty Ltd; Ord Minnett Limited; Patersons Securities Limited; SHAW Stockbroking Ltd; UBS Wealth Management Australia Ltd and Wilson HTM Limited

Retail Offer	the invitation to Retail Investors under this Prospectus and the New Zealand Investment Statement, as applicable, comprising the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer

Rule 144A	Rule 144A under the US Securities Act

Shareholder Entitlement Offer	the entitlement under this Prospectus and the New Zealand Investment Statement for Australian and New Zealand resident Retail Investors who are Telstra shareholders at the close of business on the Record Date to receive a guaranteed allocation determined by the number of shares held by the investor subject to a minimum and maximum entitlement

A similar benefit, the Initial Allocation Benefit, will also form part of the Institutional Offer

Telstra	Telstra Corporation Limited ACN 051 775 556 and/or its controlled entities

Telstra 3 Bidding and Settlement Procedures Manual	the manual to be provided to Institutional Investors by the Joint Global Coordinators or other Institutional Selling Syndicate members detailing bidding procedures for the institutional bookbuild and institutional settlement procedures. The manual also contains instructions for filling in and returning the Institutional Bidder Declaration Form

Telstra Act	Telstra Corporation Act 1991 (Cth)

Telstra ESOP Trustee	Telstra ESOP Trustee Pty Limited ACN 080 180 285

Trustee	Telstra Sale Company Limited ACN 121 986 187

Trust Deed	the Trust Deed dated on or about 8 October 2006 between the Commonwealth and the Trustee

UBS	UBS AG, Australia Branch

US Person	‘US person’ as defined in Regulation S of the US Securities Act

US Securities Act	United States Securities Act of 1933, as amended

VWAP	volume weighted average price of Telstra shares traded on ASX. For the purposes of calculating the VWAP, trades which occur other than in the normal course trading on ASX are excluded (i.e. transactions defined in ASX Business Rules as ‘special’, crossing prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over shares, any overnight crossings and any other sales which the Commonwealth considers may not fairly reflect natural supply and demand). The VWAP will be rounded to the nearest cent
28 | Telstra 3 Share Offer

Telstra 3 Share Offer | 29

9 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 — 2006 Supplemental Information
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
(A.B.N. 33 051 775 556)
2006 Supplemental Information
9 October 2006

Cautionary Statement Regarding Forward-Looking Statements
     Some of the information contained in this 2006 Supplemental Information constitutes forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe”, “objectives”, “outlook”, “guidance” or other similar words, including statements relating to our outlook for fiscal 2007 and strategic management objectives set forth in “Operational and Financial Review and Prospects”, including under the captions “Operational and Financial Review and Prospects — Strategic Management Objectives” and “— Outlook”. Our actual results, performance or achievements could be significantly different from the results or objectives expressed in, or implied by, those forward-looking statements.
     Our fiscal 2007 outlook and strategic management objectives contained in this 2006 Supplemental Information are based on a large number of assumptions concerning future events, including without limitation the successful implementation of our transformation strategy and no further adverse regulatory outcomes, as well as a number of assumptions and estimates relating to factors affecting our business. As a result, these assumptions and estimates are inherently uncertain and subject to a wide variety of risks, including significant regulatory, business, economic and competitive risks, that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives. Investors should note that our Board established the strategic management objectives in order to measure the performance of management, particularly in relation to the implementation of our transformation strategy. See “Operating and Financial Review and Prospects — Strategic Management Objectives”. It is important to note that our outlook for fiscal 2007 and strategic management objectives are not forecasts or projections, and should not be regarded as such by investors. Investors should also note that any movement in an assumption may offset or compound the effect of a change in any other assumption. Accordingly, there can be no assurance that the fiscal 2007 outlook and strategic management objectives will be indicative of our future performance or that actual results will not differ materially. We can not give any assurance that either our fiscal 2007 outlook or strategic management objectives will be achieved and their inclusion in this 2006 Supplemental Information should not be regarded as a representation by any person that they will be achieved.
     Important factors that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives and other forward-looking statements in this 2006 Supplemental Information are set forth under the caption “Risk Factors” and elsewhere in this 2006 Supplemental Information, including under the captions “Operational and Financial Review and Prospects — Outlook” and “ — Strategic Management Objectives”. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement.

Presentation of Financial Information
     In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (“A-IFRS”) as adopted by the Australian Accounting Standards Board (“AASB”) and other pronouncements set by the International Accounting Standards Board (“IASB”) for financial years commencing on or after 1 January 2005.
     Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. Certain financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
     Information based on Australian generally accepted accounting principles in existence prior to the adoption of A-IFRS is not comparable to information prepared in accordance with A-IFRS.

Summary Overview	1
Risk Factors	5
Dividends	14
Relationship with the Commonwealth	15
The Future Fund	18
Selected Consolidated Financial and Statistical Data	20
Operating and Financial Review and Prospects	24
Quantitative and Qualitative Disclosures about Market Risk	92
Information on the Company	96
Competition	116
Regulation	119
Directors and Senior Executives’ Shareholdings in Telstra	128
Glossary	129

Summary Overview
     The terms “we”, “our”, “us”, and other like terms refer to Telstra Corporation Limited and its consolidated subsidiaries, unless the context requires otherwise. The Commonwealth of Australia is referred to as the “Commonwealth” and the Government of the Commonwealth of Australia is referred to as the “Australian Government” or the “Government”.
General
     We are Australia’s leading telecommunications and information services company, offering a full range of services in these markets. We also operate in certain overseas countries.
     Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access and content;

•	a comprehensive range of data and Internet services including through Telstra BigPond®, Australia’s leading Internet service provider (“ISP”);

•	management of business customers’ information technology and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (“CSPs”) and ISPs;

•	advertising, search and information services through Sensis; and

•	cable distribution services for FOXTEL’s cable subscription television services.
     One of our strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
     We own 50% of FOXTEL, and our international businesses include interests in CSL New World Mobility Group (“CSL”), Hong Kong’s leading mobile operator, TelstraClear Limited (“TelstraClear”), the second largest full service carrier in New Zealand, and Reach Ltd (“REACH”), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited, a leading real estate and home furnishings website in China.
Corporate Objective
     Our corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer-focused solutions.
Vision and Mission
     Our vision is to do for our customers what no one else has done. That is, create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and governments.
     Our mission is to know our customers and meet their needs better than anyone else. We aim to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want it.

1

Strategy
     Following a comprehensive review of our operations during the first half of fiscal 2006, from customer-facing to back-office operations, we announced a whole-of-company, five year transformation strategy in November 2005. The key elements of this transformation strategy are:
•	building a next-generation fixed network to support the growing demand for IP-based services and simplifying IT systems;

•	rolling out next-generation wireless services over our recently launched NEXT GTM national wireless broadband network (“NEXT GTM wireless network”);

•	implementing market-based management using extensive customer research and knowledge to differentiate our product and service offerings tailored for particular customer segments;

•	providing customers with an integrated user experience across all devices and platforms — fixed, wireless and Internet;

•	removing costs from operations, by reducing complexity, making business systems more efficient and simplifying operations;

•	expanding and enhancing our Sensis business through organic growth and targeted acquisitions of advertising, search and information businesses; and

•	undergoing cultural transformation, including large investments in training staff and reforming the way we do business.
     Our transformation strategy involves a complex and fundamental change to our business, operations, networks and systems and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. The initiatives associated with our transformation strategy involve significant capital expenditure and extensive management attention and resources and entail substantial risks. Our ongoing investment in this transformation has significantly reduced income and free cash flows. We believe we have to undertake these major changes at this time and under our proposed schedule in order to maintain our competitiveness and improve our financial results in an increasingly competitive, technologically challenging and highly regulated environment. The main initiatives of our transformation strategy are described below.
Strengthening our fixed line telecommunication network and services
     We intend that our next-generation fixed network will deliver new, better and faster services to our customers. This next-generation fixed network will include an IP core network that will offer increased platform capacity compared to our current network. We intend to provide users with more reliable and stable media and telephony services and expand the number and range of services available to customers.
     The development of our IP core network is well advanced. We are beginning to deploy advanced services to upgrade business customers, including IP telephony and conferencing, IP-based call centres, reliable higher-speed broadband, web-hosting and security services. We will offer new multimedia applications to residential customers when higher speed services become available.
     The new next-generation fixed network is expected to provide us with the ability to address increasing customer demand and the growing market for Virtual Private Networks (“VPNs”) to connect organisations and enterprises to the Internet. The new next-generation fixed network is expected to reduce overall unit costs, allow proactive management of actual and predicted network demand and permit network upgrades to be implemented simultaneously across the nation rather than sequentially over many months. We are also investing in technology that greatly improves the speed of ADSL.

2

Deploying NEXT GTM — our national wireless broadband network for Australians
     In October 2006, we launched our new NEXT GTM wireless network to replace our existing CDMA network. Our NEXT GTM wireless network customers will enjoy access to a greater range of content and services as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We will continue to operate services over both our existing GSM and CDMA networks until the national NEXT GTM wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government agreements have been gained, we will close our CDMA network. We expect that this initiative will reduce duplication of both capital and operational expenditure.
Implementing market-based management
     We are implementing a market-based management approach focused on our customers’ needs. We believe that extensive customer research will allow us to differentiate ourselves from competitors by creating offers that are more relevant to the lifestyles and needs of particular customer segments. Our ongoing customer research has guided the restructure of our consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments.
Creating integrated solutions for customers
     We are seeking to provide individual and business customers with an integrated user experience across devices and platforms — fixed, wireless and Internet. Our transformation strategy involves the integration of services across mobiles, BigPond®, and Sensis and is designed to facilitate product differentiation tailored to customer needs, increasing the value of our products and services for our customers.
Rationalising product and network platforms using a “one factory” approach
     We are endeavouring to remove costs from our operations in part by reducing complexity, making business systems more efficient and simplifying operations. We are removing or capping obsolete, duplicated and ageing products and network platforms. Working with the customer is a crucial part of this program as the customers move off legacy systems. Cutting complexity and the associated cost from our operations is a critical first step to deliver customers a powerful and seamless user experience, integrating devices and platforms in a simpler way.
Expanding and enhancing Sensis’ online offerings
     Sensis, our advertising, search and information services business, is building on its search and transaction business and over time integrating its applications and services business with other products such as BigPond®, and Telstra Mobile. Sensis is seeking to achieve rapid user and advertiser growth by increasing online and wireless usage with a wide range of new content, services and improvements across Sensis’ online network and through targeted acquisitions.
Transforming our culture
     We are also undergoing a cultural transformation, with large investments in training employees and improving the way we do business.
     We have recast leadership, talent management and performance incentives to deliver essential culture change. Our technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support its operational performance. We are investing an additional A$210 million over three years in a new training program for technical, engineering and marketing staff in order to equip them with the right skills to build, operate and maintain next-generation networks and better serve customers.

3

Achieving regulatory reform
     We remain committed to working towards a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that we believe is good for our business, our shareholders, our customers and the Australian telecommunications industry overall. We will continue to invest considerable time and resources in a dialogue with policy-making and regulatory authorities seeking to achieve a regulatory environment that safeguards shareholder investments in next-generation networks and services.

4

Risk Factors
     The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect our business, profits, outlook and management objectives, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this 2006 Supplemental Information and the cautionary statement regarding forward-looking statements in this 2006 Supplemental Information.
We operate in a highly regulated environment that negatively affects our business and profitability. In particular, we believe that regulation limits our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets. We are required to give our competitors access to certain services and infrastructure in which we have invested significant shareholder funds, even though the competitors could have invested in developing their own capabilities but chose not to do so.
     A further description of Australia’s telecommunications regulatory regime is contained in “Relationship with the Commonwealth — The Commonwealth as regulator” and “Regulation”.
     Telstra believes that regulation is the most significant ongoing risk to the company. There can be no assurances as to future policies, ministerial decisions or regulatory outcomes. These may be significantly adverse to our shareholders.
     We are focused on building competitive advantage. This may however be undermined by adverse policies, decisions or regulatory outcomes.
     We believe the current regulatory regime is value destroying. Regulatory reform is an issue with which management is seriously engaged and although recent history does not give us any indication that regulatory risks will be reduced, we are committed to seek regulatory reform on behalf of our shareholders.
     We face substantial regulatory risks that we believe have, and will continue to have, substantial adverse effects on our operations and financial performance. The key risks include:
•	Access pricing: The ACCC can require us to provide certain services to our competitors using our networks, at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree a price. In many cases we believe that the ACCC proposes prices that are below our efficient cost of supply. The ACCC is yet to issue its final ruling on the prices it will allow us to charge for various wholesale services including unconditioned local loop service (“ULLS”) and spectrum sharing service (“SSS”). We believe that these are extremely important matters for the financial performance of our business. The ACCC has recently issued several interim determinations in ULLS arbitrations to which we are a party, reducing the price from A$22 to A$17.70 per line per month in band 2 (metropolitan areas, where the greatest number of ULLS services will be provided). We are effectively required by law to charge the same price for a basic line rental service for all retail customers across Australia, but the ACCC will not follow the same principle for wholesale customers, instead setting prices which differentiate between metropolitan and non-metropolitan areas (de-averaged prices), well below our calculation of the efficient costs. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to some customers in high cost, low density areas at the same retail price as in metropolitan areas. The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns, including dividends. In addition, the ACCC recently issued two draft interim decisions in SSS arbitrations significantly reducing the monthly charge to A$3.20. We believe such a price would lead to accelerated growth in SSS enabling our competitors to provide broadband and VoIP services with greater growth opportunities while we are restricted to supplying basic access services. In addition, we believe such reduced access prices would be likely to lead to a reduction in our retail prices.

•	Mandated access to Telstra networks: A key part of our transformation strategy involves deploying next-generation networks, including our recently launched NEXT GTM wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to the network should be required. We believe such compulsory competitor access would not be appropriate because of the wide availability of

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competing wireless networks. Were such access to be required this would deprive our shareholders of the benefits of the wider coverage of our network and we believe this would materially adversely affect our investment returns, earnings and shareholder returns, including dividends. This may undermine our commercial incentives to continue to invest in the NEXT GTM wireless network, for example, to increase data speeds.

•	Conduct regulation: On 12 April 2006, the ACCC claimed that we engaged in anti-competitive conduct when we raised our wholesale basic access prices to allow greater recovery of our estimated costs of providing the service without a similar increase in retail prices, in breach of the Trade Practices Act. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd, a subsidiary of one of our principal competitors, has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. We will vigorously defend these proceedings and any enforcement proceedings that may be brought by the ACCC, on the basis that we have not acted anti-competitively and that we believe we should be allowed to move our prices closer to our costs. The ACCC may in the future reach the view that other of our conduct is a breach of the Act. For example, a refusal by us to supply services to our competitors for what we believe to be normal commercial reasons may in the ACCC’s view, be a breach of the Act. We believe that, should the ACCC allege that we have engaged in anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have us modify what we believe to be normal commercial behavior. We will defend our right to act in what we believe to be a normal commercial manner.

•	Wide ministerial and regulatory discretion: The Communications Minister has broad and largely discretionary powers to impose and vary licence conditions and other obligations on us. For example, the requirement to operate separate retail, wholesale and network business units (“operational separation”) places a burden on us with many restrictions imposed on the way we run our business. Refer “Regulation — Operational separation”. However, the real risk with operational separation lies in the power of the Communications Minister to determine the way we conduct our business by directing us to vary our operational separation plan, subject only to the aims and objects of the legislation which are very broad. In addition, we are subject to retail price controls — for example, we are not allowed to charge for directory assistance (even to customers of our competitors), but there is no such restriction on our competitors charging for these services. Also, we are obliged to make certain uneconomic services available in rural and remote areas, without receiving what in our opinion is a fair contribution to our costs from our competitors. Further, the ACCC has broad discretionary powers and is in general not subject to ministerial oversight or direction.
     Because of these regulatory factors, there is a risk that we are, and could be, exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities and assets. This may make it prudent on some occasions for us to cease, or choose not to engage in, business activities in which we might otherwise engage; or avoid, defer or abandon certain capital projects as was the case with our fibre to the node (FTTN) project, where we chose not to build this network because in our view the access price likely to be set by the ACCC would not enable us to earn a competitive return for our shareholders. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets, and could benefit our competitors. This may in turn adversely affect our financial performance.
     For more detailed information regarding our regulatory environment and our obligations and potential liabilities under Australian regulations, see “Regulation”.
We may not succeed in implementing our transformation strategy. Even if successfully implemented, our transformation strategy may not achieve the expected benefits, or may not be achieved within the intended timeframe.
     We have invested substantial capital and other resources in the development, streamlining and modernisation of our networks and systems and have embarked upon a substantial transformation of the company. Our transformation strategy involves a complex and fundamental change to our business, operations, networks and

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systems, and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. There is a significant risk that we may not be successful in the implementation of our transformation strategy. In particular, there are substantial risks that:
•	our next-generation technologies and network, including our recently launched NEXT GTM wireless network, and IT support systems and processes will not function as anticipated;

•	key vendors on which we are dependent may not perform as expected;

•	customer take-up of and planned large-scale migration to our new products and services are significantly less than planned;

•	extended delays and other execution problems in implementing our transformation strategy may develop;

•	competitors may in time offer similar services and capabilities; and

•	our actual capital and operating costs turn out to be substantially greater than those budgeted.
     The occurrence of any or all of these risks may have a material adverse impact on our competitiveness, earnings and shareholder returns, including dividends.
Our next-generation technologies and network and IT support systems may not function as planned and the timetable for implementation is aggressive.
     Our next-generation technologies span across our fixed line and wireless networks, including our switching and transmission systems, as well as all our network and IT support systems and processes. We face significant risks that the technology may not be installed in a satisfactory manner, on time or within budget, and that the technology may not perform as expected and represented by our key vendors. The risks of non-performance include those relating to speed of transmission, quality of service, costs to deploy and operate the new networks and systems, the ability to create and effectively implement new product and service offerings and the capability to integrate applications and create seamless interfaces with front office order-entry systems and back office billing and customer support systems. As more customers are migrated to our next-generation networks and systems, some of these operational risks will increase. Any substantial delays in completing the new IT systems, or the customer migration, will lead to an extended period where we face the additional cost of operating old and new systems in parallel and delay the benefits from decommissioning the old systems.
     One of the most complex and highest risk elements of our transformation strategy is the rationalisation of our network platforms and IT systems, including our operational support systems and business support systems. Our plan to cap or exit 65% of our network platforms and reduce the number of our IT systems by at least 80% by 2010 is in its early stages and we have not yet delivered the initial release. If we are unable to simplify and rationalise our networks and systems or if we are substantially delayed in achieving this objective, we may not be able to achieve the full benefits of our transformation strategy.
     Our transformation strategy also depends upon the installation of new and untested support systems that we expect will allow us to price and sell services efficiently and bill and care for the customers who purchase them. The systems we are deploying are largely untested in the applications and the environments we intend for them. There is therefore substantial risk that our planned system installation and the migration of our customers to the new systems may not be successful or that we may not be able to integrate the systems supporting the multiple technologies and services we plan to operate. In addition, the migration of our CDMA customers to our NEXT GTM wireless network may be more costly or take longer than anticipated, leading to unanticipated costs in operating the CDMA network for longer than expected.
We are dependent on key vendors which may not perform as expected.
     We are dependent on key vendors for the implementation of our transformation strategy, such as Accenture, Alcatel, Cisco, Ericsson, Siebel, Kenan Systems and IBM. Our dependence on key vendors for the implementation of our next-generation technologies creates a number of risks, including risks that key vendors may not deliver or

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perform as promised or may fail, and the products we have chosen may be discontinued or become unsupported. Also, our ability to use other vendors, obtain contractual recourse or secure intellectual property rights should one of our chosen vendors fail to deliver or perform as promised may be limited.
Customer acceptance and take up of our new product and service offerings and our planned large-scale customer migration to new platforms, including in relation to our recently launched NEXT GTM wireless network, may be significantly less than planned.
     The success of our transformation strategy depends upon the large scale customer take-up of newly-created products and services enabled by our next-generation networks, including our NEXT GTM wireless network. No other major international telecommunications company has proven the commercial viability of creating and marketing the next-generation products and services we are planning to roll out. There is a substantial risk that we will not be able to create and develop appropriate or commercially attractive products and services that take advantage of these new network capabilities and meet market demand or that we will not develop appropriately tailored bundles of products and services compared to our competitors. Even if we do, there is a risk that customers will not purchase them in sufficient quantities or at high enough prices to recoup our investment.
     The take-up of new next-generation products and services also depends on our ability to successfully migrate our substantial customer base to our new network platforms. There is a risk that we may be unable to migrate our customers to our new networks and systems successfully and that we experience excessive churn of customers to other providers during the migration process. We may also be unable to suppress continuing demand for development of existing or legacy IT systems. The occurrence of any of these risks could also complicate the build and integration of new systems and hamper the application of sufficient resources to build and integrate the new systems and cause us to have to operate old and new systems for an extended period.
We may face extended delays and other execution problems in implementing our transformation strategy.
     Our transformation strategy calls for more deployments of more network technologies and IT support systems than we have ever attempted or that any major telecommunications company worldwide has successfully accomplished. The risks of executing all aspects of these deployments and the integration process on time and on budget, with high quality results, are significant. The risks associated with any one such deployment increase significantly as multiple deployments are being pursued simultaneously, each dependent in some measure upon the others being performed. In addition, our transformation is being executed in a relatively short period by a company that has not experienced a transformation process of this magnitude. There is substantial risk that our installation of these systems and the conversion of our embedded base of customers to them will take longer, be more expensive and cause more disruption than we anticipated, leading to lower sales, higher costs and widespread customer dissatisfaction. The risks associated with the execution of our transformation strategy also include the lack of suitable personnel and resources to implement our transformation, an inability of new IT systems and processes to deliver productivity gains and targeted workforce reductions and the potential for industrial disputes, each of which could significantly delay the transformation or limit its effectiveness.
Competitors may in time offer similar services and capabilities.
     We expect our competitors to continue to adapt their product offerings and technical capabilities. As a result, there is a risk that our ability to differentiate ourselves from our competitors on the basis of our planned next-generation technologies, network and IT support systems may be reduced, affecting our revenues, margins and profits. In addition, the relative advantages expected of our NEXT GTM wireless network’s geographic and in-building coverage and speed may be offset by competitors offering similar services and capabilities.
Our actual capital and operating costs may turn out to be substantially greater than budgeted.
     Our transformation strategy is very costly and has resulted in significant declines in our net income and our cash flow available for reinvestment or the payment of dividends. The foregoing risks could cause additional costs and expenses, delays in the availability of new technology and new products and services, fewer than expected customers buying fewer new products at lower than expected prices, and asset write-downs. These risks could lead

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to us not generating profits or cash flow to the levels prevailing when the transformation began and could also result in a significant reduction in earnings and shareholder returns, including dividends. In addition, while our transformation strategy is designed to respond to current market changes through the modernisation of our networks and systems, future technology and market changes may create the need for other network and systems changes and therefore require us to spend more than currently budgeted.
The success of our transformation strategy is highly dependent on our key personnel and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy.
     Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise. The transformation strategy that we are now pursuing is an enormous enterprise formulated by our current senior management team. Given the breadth of the strategy and the significant undertakings associated with it, the loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on our ability to achieve some or all of the objectives of the transformation strategy and consequently our earnings and shareholder returns, including dividends. There is also a risk that if the CEO were to leave us one or more of the overseas executives he has recruited may also leave.
We could experience difficulty in retaining and attracting skilled and experienced people.
     As technology evolves we will need to attract, retain and train our workforce. The relevant skills are in short supply worldwide. There is a risk that an inability to attract and retain skilled and experienced people and hence to embrace new technology and retain our corporate knowledge could impact our ability to remain competitive.
If we are not successful in addressing the decline in revenues from our traditional high-margin fixed-line (PSTN) products and services and in increasing the revenues and profitability of our emerging products and services, our overall profitability will decline.
     Our PSTN revenues declined by 6.7% in fiscal 2006. This decline will continue and may accelerate. The decline has been caused by increasing competition, substantial regulatory impacts and the continued growth and development of technologies that offer increasingly viable alternatives to our PSTN services. This trend is present across telecommunications markets globally, and it is expected to continue. PSTN revenues comprise a significant portion of our revenues and provide high margins and strong cash flows that enable us to invest in and develop our business. If we are unable to arrest or slow the rate of decline in our PSTN revenues or grow alternative revenue sources, manage costs and minimise margin erosion in newer lower-margin products and services, such as mobiles, Internet, IP solutions, advertising and directory services and pay TV bundling, our earnings and shareholder returns, including dividends, could be materially adversely affected.
Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks.
     Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services. We are responding to current market changes through the modernisation of our networks and systems, including the deployment of our new nationwide NEXT GTM wireless network, but future technology and market changes may create the need for other network and systems changes at considerable cost to Telstra.
     To address the continuing changes in converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may

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drive down market prices. This could give these competitors an advantage if we are unable to promptly and efficiently provide equivalent services.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services.
     The Australian telecommunications market has become increasingly competitive since the Commonwealth introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets particularly as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services.
     There is also a risk that non-traditional competitors with greater access to content, substantial resources and/or alternative delivery platforms, such as Internet search engine and Internet trading companies, VoIP and media companies, may enter and compete effectively in our telecommunications markets.
     We expect vigorous price and facilities or network-based competition to continue or accelerate. We also expect that our competitors will continue to market aggressively to our high value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
     The Australian Government has announced Connect Australia, a A$1.1 billion package to subsidise the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas in Australia. In addition, nine of our competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers. Connect Australia is likely to increase facilities and network-based competition in these areas.
     For more information on our competitive environment, see “Competition”.
Our ability to pursue our strategy with some joint investments may be limited.
     Some of our domestic and international activities are conducted through subsidiaries, joint venture entities and other equity investments. These include our interests in FOXTEL, REACH, our 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL and SouFun. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to capital invested and the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. Any dispute or disagreement from time to time with our partners may negatively affect our ability to pursue our business strategies.
     In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.
     All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities or business objectives and the markets in which they operate. For more information on some of our investments, see “Information on the Company — International investments” and “Information on the Company — Products and services — Mobiles — 3G wireless service” and “Information on the Company —Products and services — Subscription television”, and “Information on the Company — Networks and Systems”.

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Network and system failures could damage our reputation and earnings.
     Our technical infrastructure is vulnerable to damage or interruption from a range of factors including floods, wind storms, fires, power loss, telecommunication failures, cable cuts and/or intentional wrongdoing. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a national disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
     There is a risk that our major customers’ capacity requirements will be in excess of our ability to supply, resulting in lost revenue, customers moving to competitors and possibly claims by customers against us.
     Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by our transformation program and the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced earnings.
Future sales of a substantial portion of our shares by the Future Fund could depress the market price for our shares and other equity interests.
     The Commonwealth has announced that it will sell part of its remaining interest in Telstra through a global offering of shares (the “Global Offering”) and that it will transfer its Telstra shares not sold in the Global Offering to the Future Fund, a Commonwealth investment fund. Following the Global Offering the Future Fund will have a substantial shareholding in Telstra. The shares held by the Future Fund will be subject to an escrow or lock-up period of two years (with certain exceptions). After the escrow or lock-up period, the Future Fund will be required to sell down its shareholding over the medium-term to a level consistent with its investment strategy (at least below 20% of our issued share capital). See “Future Fund — General investment mandate”. Future disposals by the Future Fund of our shares or the perception that such disposals may occur could reduce our share price, and adversely affect the timing and effectiveness of our capital raisings, which could have an adverse impact on our cost of capital.
     The Finance Minister may issue directions to the Board of the Future Fund in relation to Telstra shares held by the Future Fund, including specifying how disposals, voting and other rights relating to the shares are to be exercised. While the current Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the sell-down), a future Government might take a different approach, using its direction power to require the disposal or voting of the Telstra shares held by the Future Fund to pursue Government objectives. There is also a risk that the interests of the Future Fund and/or the Commonwealth may not be aligned with the interests of our other shareholders, and the Future Fund could take actions that we may not regard as being in the best interests of our shareholders.
There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.
     Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Global Offering, at which time the Commonwealth will still own approximately 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.
     Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board. Mr Cousins is a director of the Cure Cancer Australia Foundation.

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     The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see “The Future Fund”). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.
     The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins.
     To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company". The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However, it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
     The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.
     However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
Actual or perceived health risks relating to the emission of electromagnetic energy (“EME”) by mobile handsets and transmission equipment could lead to decreased mobile communications usage.
     While certain reports have suggested that EME emissions from mobile handsets and transmission equipment may have adverse health consequences, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards. Nonetheless, any widespread perception of EME risks may lead to decreased mobile communication usage, which would decrease our wireless business.
There may be a lower level of dividends.
     The Board’s current intention is to declare dividends totaling A$0.28 per share fully franked for fiscal 2007, subject to continued success in implementing our transformation strategy and no further material adverse regulatory outcomes during the course of the year. There is a risk that if we are unsuccessful in implementing our transformation strategy or there are further material adverse regulatory outcomes, the amount of dividends in any year may be reduced or not fully franked, which would negatively affect yield.

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We intend to deregister from the SEC and delist our ADRs from the NYSE as soon as feasible following adoption of new SEC regulations on deregistration.
     In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If these rules are adopted, we intend to deregister from the SEC and to delist our ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of the 2006 calendar year. Following the deregistration and delisting, we will no longer prepare annual reports on Form 20-F and instead will only be required to comply with the Australian reporting obligations. Investors should note that such disclosure obligations differ in certain material respects from our SEC ongoing reporting obligations. In addition, the public trading market for our ADRs on the NYSE would then no longer exist.
Other risks
     We also face other risks with respect to economic exposure to movements in market risks and the environment which are discussed in “Information on the Company” and “Quantitative and Qualitative Disclosures about Market Risk”. In addition, the government of the Australian Capital Territory is seeking to charge rates on our infrastructure, which could lead to an additional cost burden on us if this practise were to spread.

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Dividends
     Our Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
     The Board is unable to give guidance on ordinary dividends for fiscal 2008 owing to the continuing uncertainty attached to regulatory outcomes and impacts on our business as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.
     See also “Operating and Financial Review and Prospects — Liquidity and capital resources” and “Operating and Financial Review and Prospects — Outlook”.
     It is our policy to pay dividends to Australian and New Zealand shareholders by direct credit to the shareholder’s or another nominated person’s account with a bank or other financial institution. We consider that payment by direct credit is fast, efficient and secure and significantly reduces our administrative costs in relation to payment of dividends.

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Relationship with the Commonwealth
     We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is currently our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.
The Commonwealth as shareholder
     As of the date of this 2006 Supplemental Information, the Commonwealth owns approximately 51.8% of our shares. In September 2005, the Commonwealth amended the Telstra Act by passing the Telstra (Transition to Full Private Ownership) Act 2005 (the “Transition to Full Private Ownership Act”) to enable the Commonwealth to undertake a sale of all or part of its stake in Telstra.
     The Commonwealth has issued requests to us and our Board under section 8AQ of the Telstra Act for us and our Board to assist the Commonwealth and its advisers with the Global Offering. The Telstra Act provides that, in providing such assistance, we are not subject to restrictions that would otherwise apply under the Corporations Act, the listing rules of stock exchanges regulated under Australian law, or rules of common law or equity (except for administrative law rules). The Commonwealth has agreed to indemnify us and our directors and senior management for certain liabilities that may be incurred in relation to the Global Offering, and to reimburse us for our reasonable costs incurred in relation to the Global Offering.
     Following completion of the Global Offering, the Commonwealth intends to transfer all of its remaining Telstra shares to the Future Fund. See “The Future Fund” and “Risk Factors”. While the Commonwealth continues to hold its stake in us, we are required under the Telstra Act to provide it with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:
•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.
     Under the Telstra Act, we are also required to keep the Communications Minister and the Finance Minister generally informed about our operations and to give them such information about our operations as they require.
     The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board must ensure that we comply with any such direction. The Telstra Act also deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act.
     Under the Telstra Act, as a result of new requirements introduced by the Transition to Full Private Ownership Act, we must also notify the Finance Minister if we intend to issue securities or financial products or otherwise engage in conduct that is likely to result in a dilution of the Commonwealth’s equity in us. The Finance Minister may direct us not to engage in that conduct.
     Our management is also required to appear before and, with limited exceptions, provide information to Parliamentary committees.
     For information about the intentions of the Commonwealth with respect to voting at the Telstra annual general meeting on 14 November 2006, see “Information on the Company — Annual general meeting”.

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Consequences of the Global Offering
     Under the amendments to the Telstra Act made by the Transition to Full Private Ownership Act, certain provisions in the Telstra Act and other Commonwealth legislation will cease to have effect or apply to us once the Commonwealth’s ownership of Telstra falls below one of two particular levels. Those two ownership thresholds are below 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following completion of the Global Offering will not be considered to be owned by the Commonwealth. This means that these thresholds will be triggered following the Global Offering.
     The Commonwealth’s ownership of Telstra will fall below 50% on completion of the Global Offering. As a result, we will lose our Australian capital gains tax (CGT) exempt status on assets that we acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Global Offering will be taxable upon disposal of the asset by us. Since we do not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
     The legislative consequences of the Commonwealth’s ownership of Telstra falling below 50% are not considered to have a material impact on Telstra but include:
•	our employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and

•	our auditor, currently the Commonwealth Auditor-General, may (and is expected to) resign. In any event, the Auditor-General will cease to be our auditor on the earlier of his resignation or the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that we and our shareholders can decide who to appoint as our auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament that maintains coverage for Telstra employees under existing Commonwealth long service leave legislation for three years after the Commonwealth’s ownership in Telstra falls below 50%.
     The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the Global Offering. This is intended to occur as soon as practicable after the exercise or expiry of the Over-allotment Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
•	we will no longer be subject to the obligations to provide financial and other information to the Commonwealth;

•	we will no longer be subject to the Communications Minister’s power to direct us (as appears to the Communications Minister to be necessary, in the public interest); and

•	we will no longer be subject to the Finance Minister’s power to direct us not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
     The closing of the Global Offering and the transfer of the Commonwealth’s remaining shares to the Future Fund may require regulatory or governmental approval under regulatory licenses of Telstra’s international operations. For more information, refer to “Regulation — Offshore subsidiaries”.
     Upon completion of the Global Offering, we expect to no longer have a standing obligation to appear before and provide information to Parliamentary committees.
The Commonwealth as regulator
     We are currently regulated by the Commonwealth, its Ministers and independent agencies under a number of statutes including:
•	the Telstra Act;

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•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the Trade Practices Act; and

•	the Telecommunications Act.
     The Commonwealth has stated that the telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications markets and encouraging economically efficient investment in infrastructure. The telecommunications regime also supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
     The Commonwealth believes that since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
     The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the Commonwealth regards the regulatory legislation as settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
Refer to “Regulation” for details of the regulatory regime and its effect on our business.
The Commonwealth as customer
     The Commonwealth is a major user of our services. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services in such a competitive environment.
Related party transactions
     A discussion of our related party transactions is contained in “Operating and Financial Review and Prospects — Related party transactions”.

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The Future Fund
     In February 2006, the Commonwealth passed legislation to establish the Future Fund. The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long term finances by providing for its unfunded superannuation liabilities. Following completion of the Global Offering, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not transferred under the Global Offering. The exact number of shares to be transferred to the Future Fund and the date of transfer will be determined by the final size of the Global Offering, whether or not the Over-Allotment Option is exercised and other administrative mechanisms. The Commonwealth will initially retain sufficient shares to meet the bonus loyalty obligations available to certain retail investors in the Global Offering. These retained shares will be held for the Commonwealth by the trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are ultimately not required, because holders have transferred instalment receipts or otherwise lost the right to receive bonus loyalty shares, will be transferred to the Future Fund after the date the final instalment is due.
     Assuming an offer size of 2.15 billion shares and no exercise of the Over-allocation Option, the Future Fund will hold approximately 35% of our outstanding shares following the completion of the Global Offering, or approximately 32% assuming full exercise of the Over-allotment Option.
The Future Fund
     The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is responsible for investment decisions and holds the Future Fund’s investments (for and on behalf of the Commonwealth).
     The Future Fund Board is a separate legal entity from the Commonwealth. The members of the Future Fund Board are appointed by the Commonwealth for terms of up to 5 years. Their appointment may only be terminated in certain limited circumstances. The Future Fund Board members are subject to duties similar to those of company directors.
     Currently, the Chair of the Future Fund Board is Mr. David Murray. Other members of the Future Fund Board are Mr. Jeffrey Browne, Ms. Susan Doyle, Dr. John Mulcahy, Mr. Trevor Rowe AM and Mr. Brian Watson. There is currently one vacancy on the Future Fund Board.
No specific direction
     The Future Fund Act 2006 (Cth) provides that, subject to its obligations under that Act and any directions from the Commonwealth, the Future Fund Board must seek to maximise the return earned over the long term, consistent with international best practice for institutional investment.
     The Government does not intend to issue directions specific to Telstra shares held by the Future Fund Board, other than the escrow direction and changes to the general investment mandate discussed below. However, a future Government may take a different approach.
     In the absence of such specific directions, the Future Fund Board may vote the Future Fund’s Telstra shares as it sees fit, subject to complying with the Future Fund’s obligations under the Future Fund Act and the general investment mandate issued by the Government.
Escrow direction
     On the day that shares are first transferred to the Future Fund, the Finance Minister will direct the Future Fund Board not to dispose of or agree to dispose of the Future Fund’s Telstra shares for a period of two years from the date instalment receipts under the Global Offering are first listed on the ASX except:
•	in order to satisfy demand from eligible Telstra shareholders under a Telstra initiated dividend reinvestment plan (if any); or

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•	as part of a Telstra capital management initiative, (if any); such as a buy-back or capital reduction; or

•	to a single investor, provided that:
•	the disposal involves at least 3% of Telstra’s issued ordinary shares at the time of the disposal;

•	the disposal does not take place until at least six months after the date instalment receipts are first listed on the ASX;

•	the investor provides an acceptable undertaking for at least the balance of the escrow period;

•	the price per share is no less than the final price in the institutional component of the Global Offering; and

•	Telstra is advised prior to such disposal.
     After the two-year escrow period the Future Fund Board will sell down its Telstra shareholding as directed under the investment mandate. The Government intends that the escrow direction will not be varied or revoked, however, a future Government may take a different approach.
General investment mandate
     The current investment mandate requires, among other things, the Future Fund Board to adopt a benchmark for returns on the Future Fund of at least an average return of the Consumer Price Index + 4.5% to +5.5% per annum over the long term.
     Prior to the shares being transferred to the Future Fund, the Commonwealth intends to amend the investment mandate. The revised directives will be consistent with the following principles:
•	after the two-year escrow, the Future Fund Board will be required to sell down its Telstra shareholding over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued share capital);

•	the sell down is to be on a best endeavours basis with a view to optimising the long-term value of the Future Fund;

•	the performance of the Future Fund Board’s Telstra shareholding will be assessed and reported separately to the rest of the Future Fund until the sell down is completed; and

•	the investment mandate will no longer prohibit the Future Fund Board from purchasing Telstra shares.
     The Finance Minister and the Treasurer of the Commonwealth will formally invite the Future Fund Board to make a submission on the revised directions to be issued and must consider any submission that the Future Fund Board chooses to make, consistent with the Future Fund Act.

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Selected Consolidated Financial and Statistical Data
     The following selected consolidated financial data comes from our audited consolidated financial statements. The statistical data represent management’s best estimates. The following information should be read in conjunction with our audited consolidated financial statements and the other information contained in this 2006 Supplemental Information. Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. The financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
Financial data in accordance with A-IFRS for the two-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006(1)	2005
	A$	US$	A$
	(In millions, except per share
	amounts)
Income Statement data
Total Income (excluding finance income)(2)	23,100	17,147	22,442
Expenses (excluding depreciation, amortisation and finance costs)(2)(3)	13,516	10,032	11,978
Depreciation and amortisation	4,087	3,034	3,52
Net finance costs	936	695	880
Profit before income tax expense	4,561	3,386	6,055
Profit for the year	3,181	2,362	4,309
Basic earnings per share(4)	0.26	0.19	0.35
Dividends paid(5)	4,970	3,689	4,124
Dividends declared for the fiscal year	4,224	3,135	4,970
Dividends declared per share	0.34	0.25	0.40
Total income comprises
Sales revenue	22,750	16,888	22,161
Other revenue	22	16	20
Other income	328	243	261
Finance income	66	49	83

	23,166	17,196	22,525

Balance Sheet data
Total assets	36,175	26,853	35,211
Current borrowings	1,969	1,462	1,507
Non current borrowings	11,409	8,469	10,941
Share capital	5,569	4,134	5,536
Equity/net assets	12,832	9,525	13,658

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see “Operating and Financial Review and Prospects”.

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(3)	Includes our share of net (profit)/loss from jointly controlled and associated entities.

(4)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357 (2005: 12,443,074,357). During fiscal 2005, we completed a share buy-back of 185,284,669 ordinary shares.

(5)	During fiscal 2006, we paid dividends of A$4,970 million, being the previous year’s final dividend of A$1,739 million, a special dividend of A$746 million paid with the previous year’s final dividend, the fiscal 2006 interim dividend of A$1,739 million and a special dividend of A$746 million paid with the interim dividend.
Financial data in accordance with US-GAAP for the five-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006 (1)	2005(4)	2004(4)	2003(4)	2002(4)
	A$	US$	A$	A$	A$	A$
	(In millions, except per share amounts)
Income Statement data
Operating revenue	22,779	16,909	22,167	20,737	20,495	20,196
Net income, before cumulative effect of change in accounting principle	2,718	2,019	4,204	1,265	3,847	3,922
Cumulative effect of change in accounting principle(2)	(245)	(181)	—	4	(309)	—

Net income	2,473	1,838	4,204	1,269	3,538	3,922
Basic earnings per share, before cumulative effect of change in accounting principle	0.22	0.16	0.34	0.10	0.29	0.31
Cumulative effect of change in accounting principle(2)	(0.02)	(0.01)	—	—	(0.02)	—

Basic earnings per share(3)	0.20	0.15	0.34	0.10	0.27	0.31
Proforma net income(2)	2,718	2,019	4,184	1,228	3,569	3,936
Proforma basic earnings per share(2)	0.22	0.16	0.34	0.10	0.28	0.31
Balance Sheet data
Total assets	35,777	26,557	37,040	35,670	40,529	42,948
Current borrowings	1,984	1,473	1,524	3,246	1,323	1,866
Non current borrowings	11,734	8,710	11,641	9,095	11,580	12,372
Share capital	5,954	4,420	5,921	6,164	6,568	6,536
Equity/net assets	11,803	8,761	14,196	15,082	17,899	18,363

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	During fiscal 2006, we changed our accounting principles under US-GAAP in relation to mobile handset subsidies and capitalisation of pension costs. Refer to note 37(b) in our financial statement for further details. The proforma amounts for net income and basic earnings per share assume that these changes in accounting principle were applied retroactively.

(3)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357. As at 30 June 2005, we had issued ordinary shares of 12,443,074,357 after completing a share buy-back of 185,284,669 ordinary shares. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. As at 30 June 2003 and 30 June 2002, we had 12,866,600,200 issued ordinary shares.

(4)	Certain US-GAAP amounts in 2005, 2004, 2003 and 2002 have been restated as a result of a number of immaterial adjustments that were identified as part of our adoption of A-IFRS. Refer to note 37(a) in our consolidated financial statements for further details.

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Statistical Data as at the end of the period (except for traffic data)

	Year Ended 30 June
	2006	2005	2004	2003	2002
Billable Traffic Data (in millions)
Local calls (number of calls)	7,432	8,469	9,397	9,794	10,269
National long distance minutes(1)	7,215	7,743	8,520	9,161	9,170
Fixed to mobile minutes	4,491	4,375	4,226	3,944	3,691
International direct minutes	534	580	651	740	781
Mobile voice telephone minutes(2)	7,311	6,746	6,145	6,335	5,780
Inbound Calling Products — B Party minutes	2,922	2,773	2,708	2,655	3,345
Inbound Calling Products — A Party minutes	1,012	940	938	918	N/A
Number of short messaging service (SMS) sent	3,019	2,289	1,944	1,413	N/A

Network and Operations Data (in millions)
Basic access lines in service(3)
Residential	5.46	5.60	5.87	6.20	6.35
Business	2.32	2.45	2.57	2.71	2.72

Total retail customers	7.78	8.05	8.44	8.91	9.07
Domestic wholesale	2.16	2.07	1.84	1.55	1.33

Total basic access lines in service	9.94	10.12	10.28	10.46	10.40

ISDN access (basic lines equivalents) (in thousands)(4)	1,214	1,208	1,288	1,213	1,268

Mobile Services in Operation (SIO) (in thousands)(5)
3G	317	—
GSM	6,468	6,894	6,653	5,812	5,346
CDMA	1,703	1,333	951	757	596

Mobile services in operation	8,488	8,227	7,604	6,569	5,942

Total Wholesale mobile SIOs (in thousands)	119	83	61	N/A	N/A

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	1,194	1,158	1,056

Broadband subscribers — Retail	1,476	856	427	121	168
Broadband subscribers — Wholesale(6)	1,427	888	379	240	N/A

Total Broadband subscribers	2,903	1,744	806	361	168

Total online subscribers	3,930	2,949	2,000	1,519	1,225

Total FOXTEL subscribers (in thousands)	1,130	1,023	904	836	800
Employee Data
Domestic full time staff(7)	37,599	39,680	36,159	37,169	40,427
Full-time staff and equivalents(8)	44,452	46,227	41,941	41,941	44,977
Total workforce(9)	49,443	52,705	N/A	N/A	N/A

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(2)	Includes all calls made from mobile telephones including long distance and international calls; excludes data, messagebank, international roaming and CSL New World.

(3)	Excludes Incontact service (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(4)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(5)	Excludes CSL New World SIOs.

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(6)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL Layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(7)	Excludes offshore, casual and part-time employees.

(8)	Includes all domestic and offshore employees, including controlled entities.

(9)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff.

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Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to these consolidated financial statements. These annual consolidated financial statements have been prepared for the first time in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”). Our comparatives have been restated to reflect the adoption of A-IFRS, with the exception of the accounting standards on financial instruments that were subject to an exemption and adopted from 1 July 2005. A-IFRS differs in certain respects from Generally Accepted Accounting Principles in the United States (“US-GAAP”). A discussion of the principal differences between A-IFRS and US-GAAP as they relate to us and a detailed reconciliation of net income and equity to US-GAAP, is provided in note 37 to our consolidated financial statements. Refer to the 2005 Annual Report for the financial results of the prior periods determined under previous Australian Generally Accepted Accounting Principles (“AGAAP”).
     The Operating and Financial Review and Prospects includes statements of future expectations and forward-looking statements that are based on management’s current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. For a discussion of some of the principal risks that could affect our business is presented in this International Offering Memorandum refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
     In this section, we refer to our fiscal years ended 30 June 2006 and 30 June 2005 as fiscal 2006 and fiscal 2005 respectively. We have referred to the two fiscal years ended 30 June 2006 as the two-year period.
Our transformation strategy
     At the beginning of fiscal 2006, our new CEO and management team initiated a comprehensive review of our operations and strategies. Based on this review, we determined that our networks, systems and products and service offerings were outdated and lagging behind our international peers and that our costs were escalating due to increasing costs of goods and labour costs as well as rising costs associated with maintaining and supporting complex legacy systems. In addition, revenues from our traditional high margin PSTN products and services have been declining due to a combination of increased competition and customers migrating to lower margin emerging products and services.
     In November 2005, we decided to implement wholesale changes to our networks, systems and operations under a five-year transformation strategy. The key elements of this transformation strategy are:
•	building a next generation fixed network to support IP-based services;

•	rolling out next generation wireless services over our recently launched NEXT GTM wireless network;

•	implementing market-based management and using customer research to differentiate our product offerings;

•	providing customers with integrated services across fixed, wireless and Internet platforms;

•	simplifying systems and operations to reduce costs;

•	expanding and enhancing our Sensis advertising, search and information services business; and

•	instituting cultural changes through business reform and increased training.
     We believe that if we can successfully transform our business, it will improve our competitiveness and financial results.
     Our transformation strategy is significantly more extensive than similar initiatives undertaken by other telecommunications companies, involves significant capital spend and is subject to significant execution risks. In addition, we are endeavouring to accomplish this transformation on an accelerated timetable. As a result, during the early years of the transformation our earnings and cash flows will be significantly reduced, and we have needed to increase borrowings to fund our capital expenditures, investments and dividends. However, we believe that we need

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to undertake these major changes now and under our proposed timetable in order to remain competitive and improve the financial results and position of our company in the future.
Strategic Management Objectives
     Together with the announcement of our transformation strategy in November 2005, our Board set strategic management objectives to measure the successful implementation of our five year transformation strategy. We have linked our remuneration structure to the transformation strategy, with the aim of increasing the focus and understanding by senior executives of the key strategic objectives and motivating employees to execute on the strategy. In October 2006, our Board revised these strategic targets in order to reflect the current regulatory environment and market conditions and the experience of the first year of our transformation plan, and approved the following:
•	revenue compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level), to be achieved by offsetting the expected substantial deterioration in traditional PSTN revenues with revenues from new products and services delivered through our next-generation networks;

•	new product revenue exceeding 30% of sales revenue by fiscal 2010;

•	limiting compound annual growth of operating expenses (excluding depreciation and amortisation) to 2.0% to 3.0% (to fiscal 2010 from the fiscal 2005 base level);

•	EBITDA compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level) and EBITDA margins of between 46% to 48% by fiscal 2010. We are expecting EBITDA during the five year transformation strategy to decrease in the early years of the transformation, and are then targeting improvement in the later years of the transformation;

•	cash capital expenditure falling to a range of 10% to 12% of sales revenue by fiscal 2010;

•	free cash flow increasing to between A$6,000 million and A$7,000 million by fiscal 2010; and

•	work force reductions of approximately 12,000 over five years of the transformation strategy.
     It is important to understand that these are internal objectives set by our Board in order to measure our management’s performance in implementing the transformation strategy, and are not financial forecasts or projections and should not be regarded as such. The strategic management objectives are primarily based on:
•	our decision not to roll-out an FTTN network, and instead offer high-speed broadband products and services through our existing networks;

•	successfully rolling out our NEXT GTM wireless network services and migrating CDMA customers to the new network;

•	successfully deploying our next-generation fixed line network;

•	existing regulatory settings, including the ACCC interim determination establishing ULLS pricing of A$17.70 per month in band 2, and no mandated competitor access to our NEXT GTM wireless network;

•	successfully implementing short, medium and long-term revenue initiatives in key PSTN, mobile and broadband markets and customer segments;

•	our ability to differentiate ourselves and obtain new revenues from our new networks and new products and services to replace declining revenues from our traditional high-margin PSTN products and services;

•	rationalising our operational support systems (OSS) and business support systems (BSS), and achieving an 80% reduction in the number of such systems by the end of fiscal 2010;

•	key vendors in connection with our transformation performing on-time and as contracted;

•	growing our Sensis business organically and by targeted acquisitions;

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•	competitors not engaging in sustained and extreme price competition or investing in substantial new infrastructure or disruptive technologies; and

•	our workforce embracing our cultural transformation.
     The strategic management objectives are based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Our ability to achieve our strategic management objectives is subject to significant risks. See “Risk Factors” for a description of these key risks. Investors should note that many of these risks are outside of our control, and that no assurance can be given that we will successfully complete our transformation or achieve our strategic management objectives.
Revenue and products
     During the two-year period, our increase in sales revenues was due mainly to revenue growth in mobiles, Internet and IP solutions, advertising and directory services, and pay TV bundling. Our challenge moving forward will be to continue and to consolidate the growth in these areas, while controlling costs, minimising margin erosion and managing the decline in our PSTN revenues. Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have continued to focus on maximising returns from our higher margin traditional products such as PSTN products, while managing the shift in customer demand for our lower margin emerging products, such as mobiles, broadband and other Internet based products. We have aligned our investment strategies with our growth products and continue to focus on simplifying our existing processes to identify cost efficiencies and protect operating margins, while improving our customer service levels. Our overall operating margins are under constant pressure from the product mix change to lower margin products. However, we are building a software-based cost efficient infrastructure that we expect will enable us to deliver new products at low incremental costs and good margins.
     Most of our revenues are generated from basic access, fixed and mobile call charges, specialised data, Internet and IP solutions, advertising and directories services, solution management services and our international operations. We are focusing on a range of key products and services within these categories in order to grow our revenues. This is further described below:
•	PSTN products: We first experienced a significant decline in overall PSTN revenues in the second half of fiscal 2005. Performance in this market has been depressed by competition and product substitution. Our PSTN revenue was also adversely impacted by ULL as carriers have reached customer density thresholds to be able to undertake viable ULL investment, which has further been assisted by falling equipment prices reducing the capital required.

This market remains a focal point and a significant part of our company in terms of sales revenue. It continues to provide us with strong cash flows.

We continue to focus on maximising returns and improving customer service in this area by offering a broad range of product packages that include bundling traditional products with new products. In addition, in June 2006 we introduced new capped calling plans on our basic access lines, which includes untimed local and national long distance calls. Despite a positive response to these initiatives, total PSTN revenues declined in fiscal 2006, led by competitive pricing pressures and the continued migration of customers to mobiles and other products and services.

•	Mobiles: While the rate of growth has slowed, mobile revenue growth has been driven by low access fee plans, value added services including mobile data and the increasing popularity of prepaid offerings. We continue to increase revenues by providing more innovative products on our mobile networks including access to a wide range of Internet products and content through mobile handsets and the provision of high-speed wireless services, including 3G mobile services. In addition, revenues continue to increase with the higher number of mobile users.

•	Internet and IP services: Growth in this area was attributable to an increase in both retail and wholesale broadband subscribers. We expect the Internet and IP solutions products to continue their expansion as a result of large increases in the number of broadband subscribers and robust competition as providers compete for market share. This market is in a growth phase and our strategy to capitalise on this growth

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involves the provision of high speed, innovative Internet products such as the launch of Australia’s first legal movie download service. The ability to offer a suite of product and services, combined with value based pricing, is a key to our strategy.

We expect take up of ADSL and other emerging broadband Internet services via HFC cable and satellite to increase in future reporting periods as the market becomes more aware of their performance capabilities.

•	Advertising and directories: Growth in our Sensis business has been led by an increase in revenue from our Yellow® and White Pages® printed and online advertising solutions. This was predominantly driven by product innovation and customer demand. In addition, we have continued to grow our Yellow® and White Pages® Online directory businesses.

As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets.

•	Solutions management: We have continued to strengthen our position in the managed services and information and communication technology (ICT) market. During fiscal 2005, we acquired KAZ, a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. During fiscal 2005, we also acquired PSINet, a provider of e-business infrastructure solutions and corporate IP based communication services. These acquisitions expanded our IT services capability to both our Australian and international customers, complementing our core strength in telecommunications. These acquisitions combined with our pre-existing solutions management business have significantly broadened our solutions management services, which we believe will assist us to achieve our goal of becoming an Australian leader in the ICT market.

•	International operations: Our offshore controlled entities contributed 7.7% of our total sales revenue in fiscal 2006 and 7.3% in fiscal 2005. This is primarily attributable to the CSL New World Mobility Group operations in Hong Kong and the TelstraClear operations in New Zealand, which generate revenues mainly from the mobile market and from fixed network services respectively.

During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (CSL) with the Hong Kong mobile operations of New World Mobility Group to form the CSL New World Mobility Group (CSLNW). Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and A$42 million in net proceeds. The share issue diluted our ownership in the merged group to 76.4%. This merger was undertaken because the two entities have complementary services in providing mobile telecommunication products and services in Hong Kong. We believe CSLNW will be able to leverage their strong brand recognition and common network to improve its operating performance. The merged entity is now the largest wireless service provider in the Hong Kong market.

During fiscal 2006, TelstraClear unveiled a new strategic focus for growth through the delivery of differentiated services and investment in high value voice and data services. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
     We have maintained our attention on managing the performance of our individual product and service categories. However, as a fully integrated telecommunications company, we are building on our existing customer base and capturing the market trend towards integrated access and seamless voice, data and content offerings. To achieve this, we continue to bundle our individual products and provide customers with price discounts. In addition, we are expanding the integrated content services provided through our BigPond® and Sensis applications to enable our customers to access content across multiple devices including mobiles, personal computers and home phones.
     In fiscal 2006, we implemented a number of revenue initiatives, particularly in our PSTN, mobile and broadband businesses. These initiatives include subscription pricing plans, targeted “win-back” campaigns, differentiated customer propositions and distribution channel optimisation. Achievement of our strategic

27

management objectives, particularly during the later years of our transformation, depends in part on our success in implementing these initiatives.
     On 31 August 2006, we announced our acquisition of a 51.0% shareholding in SouFun Holdings Limited (SouFun) for a total cash consideration of US$254 million (approximately A$333 million). SouFun is a leading real estate and home furnishing and improvement website in China. It provides information, advertising and listing services to China’s growing online real estate and home furnishing and improvement sectors. This investment is integral to Sensis’ growth strategy of expanding into new geographic markets through the pursuit of partnerships or acquisitions that can deliver value to our shareholders. On 31 August 2006, we also announced the sale of Australian Administration Services (AAS), the superannuation administration business of our subsidiary KAZ, for A$215 million, giving rise to a profit on sale of A$56 million. The sale followed our comprehensive review that determined that superannuation administration services were no longer strategic to our business in future reporting periods. As a result of these transactions, we have divested a non core asset and redeployed the funds into one of our growth areas.
Costs and operational efficiency
     In fiscal 2006 we began our transformation program as outlined by the strategic review. During this review, we identified complexity in the business involving our cost and operational structure, resulting in an upward pressure on costs. The transformation program will occur over a five-year period, with cost reduction being a major objective of the overall program.
     Our total expenses grew during the two-year period, led by the recognition of additional expenses incurred as part of the transformation program, including a provision at year end for restructuring and redundancy costs of A$427 million. We also experienced expense growth across various categories to support our emerging business areas such as broadband, 3G mobile services and pay television, as well as to meet our customer service requirements, partly offset by previous cost reduction programs. In addition, our depreciation and amortisation expense increased reflecting the impact of a review of the service lives of our assets as part of the transformation strategy. The accelerated depreciation and amortisation was mainly in relation to adjusting the service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     We are committed to continuing our review of areas of the business where cost and operational efficiencies can be achieved, while improving the customer experience. We believe opportunities to achieve this include:
•	rationalising our various IT and network platforms;

•	streamlining our business operations;

•	obtaining better value from our capital expenditure;

•	extracting synergies from our recent investment acquisitions;

•	improving network efficiency; and

•	managing total labour costs more efficiently.
     During the two-year period, we have devoted increased capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. We continue to upgrade and simplify our telecommunications networks to meet customer demands, particularly for new growth product areas such as broadband.
     As part of our strategic review, we have introduced the “one factory” approach to consolidate and simplify the way we operate at all levels of the business. The company is very dependent on business and operational support systems. Historically, significant time and investment has been required to meet changing market conditions. The IT transformation will provide an integrated platform that is much more flexible and is expected to require lower costs to maintain. The objective is an 80% reduction in the number of systems over five years from November 2005. In addition to operational efficiency, overall effectiveness is expected to improve. We believe the deployment of our new IP core network will reduce the cost of installing new applications and will provide our customers with better and faster services. We believe incremental change is not enough to meet our strategic objectives and as a result we are looking to transform our IT capability.

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     On 6 October 2006, we launched our new NEXT GTM wireless network. This network will replace our existing CDMA network, and over time we will migrate all of our mobile customers onto the NEXT GTMwireless network. The move will reduce duplication of both capital and operational expenditure and the digital divide between our regional and metropolitan customers. In addition to current services already experienced on existing networks, we believe our NEXT GTMwireless network customers will enjoy access to a greater range of content and services, as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We plan for the CDMA network to be available until replacement services and coverage provided by our NEXT GTM wireless network are the same as or better than the CDMA network and in any event at least until January 2008.
Customer service
     We strive to continually improve our customer service. During fiscal 2006, we announced a A$210 million training initiative to ensure our staff have the best available training to enable and maintain next generation networks. In addition, we are achieving service delivery innovations that cater to the needs of our customers such as providing and improving our online billing facilities. Our focus for continual improvement in customer service is in the following key areas:
•	upgrading our networks and reducing fault incidence;

•	placing additional trained staff in our call centres to directly deal with our customers;

•	providing tools to sales representatives that help them consult with customers;

•	improving the self service technology;

•	enhancing the skills of our staff, enabling them to solve a customer’s problem on the first call;

•	ensuring customer appointments are met and reducing response times and queue lengths; and

•	further improving our performance under the customer service guarantees.
Business segments
     During fiscal 2006, we changed our business segments to improve the way our business is structured and operates to meet the needs of our customers. We have restated all our comparative segment information to reflect the current financial reporting position as if all our new business segments and segment accounting policies existed in the prior year. Our significant changes included:
•	the creation of a new business segment named Telstra Business to specifically cater for the full provision of telecommunication products and services to small and medium enterprises;

•	the creation of a new business segment named Telstra Operations. This group consolidated Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products and Operations Support, which was previously reported within our corporate areas. The consolidation of these operational areas reflects our move to the “one factory” approach;

•	the creation of the Telstra Product Management Group within Telstra Operations to focus on the management and performance of our existing and future products; and

•	the creation of the Strategic Marketing Group to implement the market based management approach adopted to better understand the needs of our customers and provide better products and services to meet their requirements.
     The Telstra Country Wide® business unit ensures we continue to have a strong commitment to telecommunication services in the major rural, minor rural and remote areas of Australia. In addition, under the USO regime, we deliver the standard telephone service and prescribed carriage services to all people, wherever they reside or carry on business. Through our continued focus on providing excellent customer service, we aim to satisfy our existing customers and drive future revenue growth by providing quality services to all our customers.

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     Refer to “Information on the Company — Organisational structure” for details on our organisational structure.
Returns to shareholders
     During the two-year period, in addition to continuing ordinary dividends, we have also returned A$2,988 million to shareholders through special dividends and share buy-backs as part of our capital management program. During fiscal 2006, we announced that the third year of the capital management program, whereby A$1,500 million was to be returned each year to shareholders through special dividends and share buy-backs, would not occur to allow the funds to be diverted to our transformation program.
     In fiscal 2006, we paid special dividends totalling A$1,492 million (A$0.12 per share). In fiscal 2005, we paid a special interim dividend of A$746 million (A$0.06 per share) and also undertook a share buy-back that resulted in the buy-back of 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.00% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$750 million and associated transaction costs of A$6 million. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. The Commonwealth did not participate in the share buy-back and as a result its shareholding increased from 51.0% before the buy-back to 51.8%. The share buy-back improved our earnings per share as we have fewer shares outstanding and has not hindered our ability to take advantage of profitable investment opportunities when they arise.
Outlook
Overview
     Whether our future financial performance will improve is largely dependent on our ability to implement and execute our transformation strategy successfully and generate the increased volumes and usage rates for our products and services we seek to achieve. In addition, our transformation is a five-year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes we are implementing throughout our systems and operations. Our ability to successfully implement our transformation strategy is subject to significant risks. See “Risk Factors”.
     We are involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and us in particular. There are several key regulatory issues, which include:
•	regulated wholesale access pricing;

•	retail price controls;

•	any potential competitor access to our NEXT GTM wireless network; and

•	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way we price our products and services.
     Some of the key factors that we believe may impact our future financial results include:
•	our ability to implement and execute our transformation strategy, including the deployment of our NEXT GTM wireless services, and the rationalisation of our various IT and network platforms;

•	our ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings we expect to realise from our traditional higher margin product and service lines;

•	the difficulties for us in predicting regulatory outcomes and, in our view, the unpredictable actions of the key regulators; and

•	changes to our competitive environment as markets and technologies evolve and competition intensifies, and the actions and initiatives of our major competitors.

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General trends
     Our traditional high margin PSTN revenues have been and will continue to be negatively affected by both intense competitive pressure and customers migrating to alternative platforms, such as wireless, high bandwidth Internet, IP telephony, and web and managed services. We expect these trends to continue. The overall volume of telecommunications services purchased in Australia has continued to increase and the range of products and services offered has continued to expand. One of the central objectives of our transformation is to position the company to have the networks, systems and capabilities to meet the evolving needs of our customer base. With our planned next-generation networks, we are building the infrastructure to reduce our reliance on our traditional high-margin PSTN revenue stream and to grow our mobile, Internet and other next-generation revenues.
     We intend to streamline our businesses, systems and operations to reduce the high operating costs associated with maintaining and supporting complex legacy IT systems, products and services. However, we expect depreciation and amortisation to increase as we invest heavily in transforming our IT base, together with the acceleration of depreciation for certain assets that are being phased out.
     A number of key regulatory decisions and determinations are still unresolved. In August 2006, for example, the ACCC made several interim determinations reducing ULLS access pricing for some of our largest wholesale customers to A$17.70 per month in band 2 (representing the metropolitan area, where the greatest number of ULLS services will be provided). These decisions are only interim determinations by the ACCC and the ACCC’s final determinations can be higher or lower than this price. We are uncertain as to the ACCC’s timeframe for making these final determinations. We no longer propose to build an FTTN network because we disagreed with the ACCC as to the costs which could be taken into account in setting a price at which our competitors could use that network.
Fiscal 2007 outlook
     We are currently in the early years of our transformation, which has required increased capital and operating expenditures to roll out new networks and implement our planned system and operational changes, resulting in significant reductions to our earnings and cash flow.
     Accordingly, we expect that our fiscal 2007 financial results will show:
•	reported revenue (total income) growth of between 1.5% and 2.0% compared with our fiscal 2006 total income of A$23,100 million;

•	reported earnings before interest and income tax expense (“EBIT”) growth in the range of 2.0% and 4.0% compared with our fiscal 2006 EBIT of A$5,497, but we expect fiscal 2007 reported EBIT will be in the range of 18% to 20% lower than fiscal 2005 EBIT of A$6,935 million. Note 7(b) of our 2006 audited financial statements discloses that in explaining our fiscal 2006 financial performance, it is relevant to note that expenses associated with the implementation of the strategic review initiatives of A$1,126 million were incurred. We expect similar net costs of approximately A$800 million to be incurred in fiscal 2007; and

•	reported cash capital expenditure (excluding investments) in the range of A$5,400 million to A$5,700 million.
     Importantly, our ability to achieve the fiscal 2007 outlook described above, as well as our outlook for the first and second halves of fiscal 2007 described below, is subject to a number of key assumptions, including:
•	not building an FTTN network;

•	a band 2 ULLS price of A$17.70 per month applying to all wholesale customers for the remainder of fiscal 2007;

•	no additional redundancy and restructuring provision;

•	slowing the decline in PSTN revenues;

•	retail volume growth in mobiles voice and data traffic, dependent in part on the successful roll-out of our NEXT GTM wireless network services;

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•	growth in the retail broadband market and in our market share;

•	growth in Sensis print and online revenues;

•	not exceeding budgeted net transformation related operating expenditure costs of approximately A$500 million; and

•	general productivity gains from our reduced workforce.
     Our ability to achieve our fiscal 2007 outlook is also subject to significant risks. Refer to “Risk Factors” for a description of these key risks.
     We expect fiscal 2007 to be the largest transformation spend year in terms of operating and capital expenditure. Provided there are no further material adverse regulatory outcomes and we continue to be successful in implementing our transformation strategy, we expect our free cash flow to improve in fiscal 2008 compared with fiscal 2007.
     It is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make its final decision on the future amount of dividends in its normal cycle having regard to, among other factors, our earnings and cash flow, as well as regulatory impacts on our business and all other factors that affect our operations. On 10 August 2006, the directors declared a fully franked final dividend of A$0.14 per share (A$1,739 million), which will be recognised in our accounts for fiscal 2007.
Two months ended 31 August 2006 review
     Our unaudited operating results for the two-month period ended 31 August 2006 compared with the prior corresponding period show the following:
•	sales revenue growth of 3.3% reflecting continued growth in retail broadband of 41.0%, mobiles of 9.0% and advertising and directories revenue of 10.6%. This growth was partially offset by the decline in PSTN revenues of 5.9% as the market continues its trend from high-margin PSTN products and services to lower-margin emerging telecommunication products and services. In addition, the rise in sales revenue reflected the inclusion of revenues for the New World Mobility Group.

•	EBIT decline of 8.6% as our income growth during the two months was offset by higher expenses mainly due to an increase in cost of good sold led by additional take up of our 3G mobile handsets and a rise in the number of subscribers to our services and higher depreciation and amortisation expenses attributable to our transformation initiatives. The increase in expenses was partially offset by lower labour expenses reflecting a reduction in the number of staff.
     We believe that our results for the first two operating months of fiscal 2007 are consistent with the trends identified during fiscal 2006 and we are on track to achieve our fiscal 2007 outlook. Investors should note, however, that these results are only for two months and are not necessarily indicative of what our results will be for the year.
First half fiscal 2007 outlook
     We expect that our reported results for the first half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow® being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellow® was completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will include significant transformation related costs in the first half of fiscal 2007 compared with no transformation expenses in the first half of fiscal 2006;

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007; and

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•	accelerated depreciation and amortisation expenses in the range of A$150 million to A$175 million will be reported in the first half of fiscal 2007, reflecting our transformation, compared with no accelerated depreciation and amortisation in the first half of fiscal 2006.
     As a result of these factors, we expect our reported EBIT to be 17% to 20% lower in the first half of fiscal 2007 compared with the first half of fiscal 2006.
Second half fiscal 2007 outlook
     We expect that our reported results for the second half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow® being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellow® was completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will reduce in the second half of fiscal 2007 compared with the second half of fiscal 2006. During fiscal 2006, transformation costs were only incurred in the second half of fiscal 2006 including the redundancy and restructuring provision. We do not expect to raise a redundancy and restructuring provision during fiscal 2007; and

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007.
     As a result of these factors, we expect our EBIT to be 37% to 40% higher in the second half of fiscal 2007 compared with the second half of fiscal 2006.
     Due to the combination of our expected first half and second half reported results for fiscal 2007, we expect reported EBIT for fiscal 2007 to increase between 2.0% and 4.0% compared with fiscal 2006 as previously outlined.
Management estimates and judgements in the application of our critical accounting policies
     Our consolidated financial statements have been prepared in accordance with A-IFRS. Our basis of preparation and significant accounting policies are fully described in note 1 and note 2 to our consolidated financial statements respectively.
     During fiscal 2006, we adopted A-IFRS in the preparation and presentation of our consolidated financial statements. Our accounting policies for both fiscal 2006 and fiscal 2005 are compliant with all aspects of A-IFRS. As a result, we remeasured and restated our fiscal 2005 comparative financial information to be consistent with A-IFRS. We have taken the exemption available under AASB 1: “First time adoption of Australian Equivalents to International Financial Reporting Standards” to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. In addition, we elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
     In all material respects, our accounting policies are applied consistently across the Telstra Group of companies and to all business segments. Where there is no conflict with A-IFRS, we align our accounting policies with US-GAAP to reduce the number of A-IFRS/US-GAAP reconciliation differences required to be adjusted in note 37 to our consolidated financial statements.
     The preparation of our consolidated financial statements requires management to make estimates and judgements that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including commitments and contingent liabilities. We continually evaluate our estimates and judgements. We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. Actual results may differ from these estimates in the event that the scenarios on which our assumptions are based proves to be different.

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     The following are the critical accounting estimates and judgements we have applied in producing our A-IFRS consolidated financial statements:
Carrying value and amortisation of investments, goodwill and acquired intangible assets
     We assess the carrying value of our goodwill and other indefinite useful life assets for impairment annually at each reporting date. In respect of other assets, an assessment of the carrying value is only required in instances where there is some indication of impairment. Our assessment of the carrying value covers both goodwill and other assets, as it would be difficult to separate the cash flows generated from the other assets as distinct from the cash flows supporting the carrying value of goodwill. In addition, we have allocated goodwill and intangible assets with an indefinite useful life to cash generating units (CGUs) for the purposes of undertaking impairment testing.
     Our assessment of the carrying value generally applies the discounted cash flow analysis approach, except in the case of listed investments, where we use market prices. The discounted cash flow analysis is based on the value in use calculation, representing the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the assets continued use and subsequent disposal, discounted to its present value by an applicable discount rate.
     In determining our value in use, we apply management judgement in establishing our forecasts of future operating performance of the assets in their current condition, as well as the selection of an appropriate discount rate and terminal value growth rate. These judgements are based on past experience and expectations for the future. The discount rate reflects the market determined discount rate adjusted for specific risks relating to the CGU and the country in which it operates. Our terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period.
     We acquire intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
     The carrying value of goodwill was A$2,073 million as at 30 June 2006 compared with A$2,037 million as at 30 June 2005. On initial acquisition, and at each subsequent reporting date, we assess the useful life of goodwill and other acquired intangible assets as part of our assessment of the carrying value of our investments. The increase in the carrying value of goodwill was mainly attributable to the acquisition of controlled entities and foreign exchange movements.
     The carrying value of our investments in jointly controlled and associated entities was A$23 million as at 30 June 2006 compared with A$48 million as at 30 June 2005. The carrying amount has reduced during fiscal 2006 due to the sale of our 35.0% shareholding in Xantic B.V.
     The carrying value of our acquired intangible assets including patents, trademarks, licences, brandnames, customer bases and mastheads was A$1,686 million as at 30 June 2006 compared with A$1,702 million as at 30 June 2005. The carrying value of these intangible assets are assessed annually and adjusted down where it exceeds recoverable amount.
     Our acquired intangible assets are amortised on a straight-line basis over the period of expected benefit starting from the commencement date of use, with the exception of assets assessed as having an indefinite useful life (predominately relating to mastheads). We apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives are supported by external valuation advice at the time of acquisition. As at 30 June 2006, the remaining amortisation period of our acquired intangible assets was reviewed and deemed appropriate. The mastheads of A$447 million were acquired as part of our acquisition of the Trading Post®. The mastheads are deemed to have an indefinite life, the appropriateness of which is reassessed at each reporting date.
     If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our investments, goodwill and acquired intangible assets. In applying our assessments, we

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have not written down significant amounts of these assets during the two-year period. We believe that as at 30 June 2006 our investments, goodwill and acquired intangible assets are recoverable at the amounts at which they are stated in the consolidated financial statements.
Carrying value and depreciation of property, plant and equipment
     Property, plant and equipment assets made up 65.3% of our total assets in fiscal 2006 compared with 65.0% in fiscal 2005. We therefore consider our accounting policies in relation to the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to valuation at least every three years, except properties that are on a disposal program, which are subject to valuation each year.
     We assess whether there is an indicator of impairment in our property, plant and equipment at each reporting date. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. When considering this assessment we exclude the HFC cable network, as we do not consider this network to be integrated with the rest of our ubiquitous telecommunications infrastructure in Australia. As at 30 June 2006, our assessment of the ubiquitous network and the HFC cable network did not identify any impairment triggers and therefore it was not necessary to perform a recoverable amount test in relation to the carrying value of the network assets.
     We assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against international trends for other telecommunications companies. In relation to communications assets, our assessment includes a determination of when the asset may be superseded technologically. We use a ‘end date lifing’ methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessment of useful lives.
     The review of service lives was carried out at the commencement of the year and updated in November 2005 to take into account the impacts associated with the transformation. As part of our review, certain assets are reassessed with lives being extended or in some cases being reduced. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of A$66 million compared with a decrease of A$60 million in fiscal 2005. The fiscal 2006 net increase comprised a reduction in depreciation of A$196 million based on the review of services lives at 1 July 2005 and accelerated deprecation of A$262 million as a result of our transformation initiatives. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) for both that current year and future years through to the end of the reassessed useful life.
     If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our property, plant and equipment. Our impairment for property, plant and equipment was A$69 million in fiscal 2006 compared with A$17 million in fiscal 2005. The increase in fiscal 2006 was mainly due to our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the construction of property, plant and equipment. We believe that as at 30 June 2006 our items of property, plant and equipment are recoverable at the amounts at which they are stated in our consolidated financial statements.
Capitalisation of costs
     Costs are classified as either operating or capital expenditure. We expense operating expenditure to the income statement as it is incurred. We capitalise expenditure where it is expected to generate future economic benefits. Capital costs are recorded as assets and reported in our balance sheet based on the asset class considered most appropriate to those costs. Management judgement is applied in determining costs to be capitalised in relation to the following major asset categories:
Capitalisation of costs related to construction activities
     The cost of our constructed property, plant and equipment includes directly attributable costs such as purchased materials, direct labour and direct overheads required to bring the asset to the location and condition

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necessary for its intended use. Satisfying the directly attributable criteria requires an assessment of those unavoidable costs that, if not incurred, would result in the asset not being constructed or installed.
     The cost of our constructed property, plant and equipment also includes an allocation of indirect overheads. Indirect overhead costs are directly attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect overhead costs include planning and design of construction projects and the management of construction contracts. Management judgement is applied in determining the indirect cost pool and allocating it to each project.
Capitalisation of software assets developed for internal use
     We capitalise costs associated with the development of network and business software for internal use where future benefits embodied in the particular asset will eventuate and can be reliably measured. Management applies judgement to assess the costs to be capitalised in the development of software assets and the amortisation period applied.
     Costs capitalised as software assets for internal use include:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll related costs for employees associated with a project; and

•	internal indirect costs directly attributable to the software asset being developed.
     Capitalised software assets totalled A$1,782 million as at 30 June 2006 compared with A$1,970 million as at 30 June 2005. The recoverability of capitalised software assets is assessed semi-annually at each reporting date. If our estimates prove to be incorrect or circumstances change, we may be required to impair the carrying value of our software assets.
     The service lives of software assets are reviewed each year with reference to global industry practices. Software assets have a weighted average life of six years in both fiscal 2006 and fiscal 2005, despite the changes resulting from the impact of transformation on certain software asset lives in the current year. Major systems such as certain billing systems may have a longer life. The net effect of the reassessment of the useful life of software assets for fiscal 2006 resulted in an increase in amortisation expense of A$160 million in fiscal 2006 compared with A$nil in fiscal 2005, reflecting the impact of transformation initiatives in the current year.
     If these assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of capitalised software assets. Our impairment for capitalised software assets was A$65 million in fiscal 2006 compared with A$nil in fiscal 2005. The increase in fiscal 2006 was led by our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the development of software. We believe that as at 30 June 2006, our capitalised software assets are recoverable at the amounts at which they are stated in our consolidated financial statements.
Deferred expenditure
     Our deferred expenditure relates to costs deferred for basic access installation and connection, major service solution contracts and the generation of Yellow® and White Pages® revenue. In addition, incentive and administration fees associated with acquisition of certain mobile subscribers are also recorded as deferred expenditure.
     We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. As a result, we are required to identify future benefits expected to arise from the deferral of expenses, which relate to the revenue that is to be recognised in future periods. Each year we use management judgement to determine the average period over which the related benefits of our deferred expenditure are expected to be realised. We also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is recorded as an expense immediately in the income statement.

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     A substantial portion of our deferred expenditure relates to basic access installation and connection costs. These costs are taken to the income statement in line with the release of installation and connection fee revenues, which are deferred and recognised over the average estimated customer life. Based on our reviews of historical information and customer trends, we have determined that the average estimated customer life is five years for both fiscal 2006 and fiscal 2005. Our deferred expenditure after amortisation was A$582 million as at 30 June 2006 compared with A$620 million as at 30 June 2005.
Defined benefit assets and actuarial gains/losses
     We currently sponsor two post employment defined benefit plans. The Telstra Entity and some of our Australian controlled entities participate in the Telstra Superannuation Scheme (“Telstra Super”). Our controlled entity, CSL, participates in the HK CSL Retirement Scheme. We recognise a defined benefit asset for the net surplus recorded in each of our post employment defined benefit plans. The net surplus represents the fair value of the plan assets less the present value of the defined benefit obligations, adjusted for contributions tax. The fair value of plan assets approximates its net market values. Defined benefit obligations are based on expected future payments required to settle the obligations arising from current and past employee services. This obligation is significantly influenced by factors such as estimates on final salaries and employee turnover.
     All of the actuarial gains/losses associated with our defined benefit plans are recognised directly in retained profits in the period in which they occur. For financial reporting purposes, we engage an actuary to assist in the determination of our net defined benefit asset and the associated actuarial gains/losses at each reporting date. The following represent the main assumptions used in the actuarial calculations of the pension expense, plan assets and defined benefit obligations:
•	the discount rate to determine the defined benefit plan expense;

•	the discount rate used for reporting defined benefit obligations;

•	the rate of increase on future salary levels for both the defined benefit plan expense and the defined benefit obligations; and

•	the expected long term rate of return on plan assets.
     The assumptions applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of A$1,029 million as at 30 June 2006 and A$247 million as at 30 June 2005. In fiscal 2006, the increase was mainly due to higher investment returns than expected and a reduction in accrued benefits as a result of a large number of defined benefit members leaving the scheme, mainly reflecting the redundancies during the current year. In applying our estimates, we have recorded an actuarial gain of A$962 million in fiscal 2006, compared with an actuarial loss of A$90 million in fiscal 2005, directly in retained profits in accordance with the applicable accounting standard. Refer to note 28 to our consolidated financial statements for details on the assumptions applied to each of our defined benefit plans, the method of determining these assumptions and sensitivity analysis of a one percentage point decline in these key assumptions on our defined benefit expense and asset.
     If our current estimates proves to be incorrect, the carrying value of our defined benefit assets as at 30 June 2006 may be materially impacted in the next reporting period. Additional volatility may also be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period. Based on the assumptions applied at year end, we believe that as at 30 June 2006, our defined benefit assets are fairly stated in our consolidated financial statements.
Valuation of receivables
     We maintain allowances for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These allowances are based on historical trends and management’s assessment of general economic conditions. An allowance for doubtful debts is raised when it is considered that there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. We have adopted a number of methodologies depending on the different customer portfolio to determine the appropriate allowance for doubtful

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debts in each of our business segments. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the allowances raised will not sufficiently cover bad debts arising from the receivables we currently have on hand.
     Our allowance for doubtful debts was A$144 million as at 30 June 2006 compared with A$159 million as at 30 June 2005. Trade debtors before any allowance for doubtful debts was A$2,565 million as at 30 June 2006 compared with A$2,434 million as at 30 June 2005.
     Included in our receivables is the loan to REACH of A$210 million as at 30 June 2006 and A$204 million as at 30 June 2005. We fully provided for this loan to REACH in both fiscal 2006 and fiscal 2005 due to the uncertainty of repayment in the medium term.
Provisions
     Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. The calculation of annual leave entitlements should be based on remuneration rates expected to be paid when the obligation is settled. Ordinarily this would require the provision for annual leave entitlements to use estimated remuneration rates at the time leave is expected to be settled or taken. We use nominal remuneration rates in determining the annual leave provision on the basis that the difference between the nominal rates and applying the estimated future rates would not be material to our provision.
     We accrue for long service leave entitlements not expected to be paid or settled within one year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined and includes the following estimates:
•	the projected increases in wage and salary rates over an average of ten years;

•	the probability of employees reaching their long service leave entitlement at year 10;

•	the employee leave taking rate; and

•	the weighted average discount rate.
     In relation to the discount rate, we apply the weighted average government bond rate for the one year period ended 30 June, rather than the government bond rate as at 30 June. This approach is taken to limit the impact of volatility in government bond rates. Our provision for employee benefits was A$892 million as at 30 June 2006 compared with A$946 million as at 30 June 2005.
     We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$216 million as at 30 June 2006 compared with A$214 million as at 30 June 2005.
     Our provision for redundancy of A$186 million and provision for restructuring of A$209 million was recorded in fiscal 2006 as part of our transformation program. A provision has been raised for only those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Management judgement was applied in determining the extent that future transformation activities were likely to result in restructuring costs and in estimating those future costs. These provisions extend beyond a period of 12 months, and as a result we applied the pre-tax government bond rate for the redundancy provision and the Telstra pre-tax weighted average cost of capital for the restructuring provision as the discount rate to reflect the present value of these provisions as at 30 June 2006.
Derivative financial instruments and hedge accounting
     Under A-IFRS, we are required to recognise the fair value of all our derivative financial instruments on the balance sheet from 1 July 2005. As a result, we apply management judgement to determine the application of an appropriate valuation technique, which includes references to prices quoted in active markets, discounted cash flow analysis, recent arm’s length transactions involving the same or similar instruments and option pricing models.

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     When using a discounted cash flow analysis, our assumptions are based on market conditions existing at balance date and we use an appropriate market based yield curve, which is independently derived and representative of our cost of borrowing.
     We use various derivative financial instruments to hedge the following risks:
•	changes in the fair value of our financial assets and liabilities;

•	variability of future cash flows attributable to foreign currency fluctuations; and

•	the foreign currency risk when we translate the net assets of our foreign investments.
   Revenue recognition
     We recognise revenues when they are earned through the delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date. Revenues that relate to more than one period are deferred and amortised into sales revenue over the expected period of benefit.
     All of our Yellow® and White Pages® print directory advertising revenues are recognised on delivery of the published directories. We apply our management judgement to determine that our directories are delivered when they have been published and delivered to our customers premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
     Accrued revenue comprises mainly the recognition of unbilled amounts relating to telephone usage, service and maintenance. Our major billing system generates most of the accrued revenue and automatically accrues revenue for billing cycles that remain unbilled as at the reporting date.
     Where multiple revenue generating deliverables are sold under a single arrangement each deliverable that is considered to be a separate unit of accounting is accounted for separately. We allocate the consideration from the revenue arrangement to the separate units based on the relative fair values of each unit. If the fair value of the delivered item is not readily available, revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered items. We currently have a number of arrangements that are considered to be distinguishable into separate units of accounting, including mobile handsets offered as part of a mobile network contract or sold as part of a prepaid package, broadband Internet installation kits where the modem is provided and advertising in the Yellow® printed and online directories.
Management estimates and judgements applied in our US-GAAP reconciliation
     We disclose our A-IFRS/US-GAAP reconciliation differences in detail in note 37 to our consolidated financial statements. During fiscal 2006, the conversion to A-IFRS required us to restate our fiscal 2005 comparative financial information, including our US-GAAP reconciliation. The management estimates and judgments that we believe have the most significant impact on the
US-GAAP reconciliation are as follows:
  Capitalisation of indirect costs and borrowing costs before 1 July 1996 for property, plant and equipment
     Under previous AGAAP, we did not capitalise indirect costs and borrowing costs prior to 1 July 1996. In addition, under A-IFRS we no longer capitalise borrowing costs. However, under US-GAAP we are required to capitalise borrowing costs and those indirect costs associated with operations and personnel directly involved in the construction of our communication assets. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the adjustment made to property, plant and equipment each fiscal year and the resulting annual depreciation expense in our US-GAAP reconciliation.
     Property, plant and equipment with a net book value of A$834 million as at 30 June 2006 and A$894 million as at 30 June 2005 was capitalised for US-GAAP purposes, which was not capitalised under A-IFRS. Additional

39

depreciation and disposals have also been recorded of A$147 million in fiscal 2006 and A$168 million in fiscal 2005 as a result of this difference.
  Net pension asset/liability and actuarial gains/losses
     We engage an actuary to assist in the determination of our prepaid pension asset/liability and retirement benefit gains and losses. Many of the assumptions used under A-IFRS are also applied under US-GAAP. These assumptions have a significant impact on the calculations and adjustments made. The discount rate applied under US-GAAP is different to the discount rate applied under A-IFRS due to the differing treatment of investment tax, with A-IFRS accounting for investment tax of the fund by adjusting the pre-tax discount rate.
     Under A-IFRS we have elected to recognise all our actuarial gains/losses directly in retained profits. Under US-GAAP, the recognition of certain gains/losses are delayed in the income statement using the corridor approach. Under this approach, the aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
     As at 30 June 2006, the net pension liability for US-GAAP was A$167 million, comprising the net deficit of Telstra Super of A$172 million, partially offset by a surplus of A$5 million in relation to the HK CSL Retirement Scheme. Refer to note 37(f) for further details on the accounting treatment under US-GAAP.
  Impairment of goodwill
     During fiscal 2006, the balance of our goodwill in CSL was impaired prior to the merger with New World Mobility Group. Due to historical US-GAAP adjustments, our CSL goodwill balance for US-GAAP has always been higher than under A-IFRS and previous AGAAP. For the purposes of recording the impairment, we have applied management judgement with the assistance of external advisers, in calculating an implied fair value of CSL and allocating that fair value to CSL’s identifiable assets and liabilities, including the intangible assets. The impairment of CSL’s goodwill for US-GAAP purposes does not impact the carrying value assessment of the goodwill recognised under A-IFRS.
  Changes in accounting policies
     Australian entities reporting under the Corporations Act 2001 must prepare their financial reports for financial years commencing on or after 1 January 2005 under A-IFRS as adopted by the Australian Accounting Standards Board (AASB). This involved preparing our first full year set of consolidated financial statements applying A-IFRS for the financial year ended 30 June 2006.
     The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial report using A-IFRS applied as of 1 July 2004, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
     For reporting in the current year, comparatives were remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition were made to opening retained profits at the beginning of the first comparative period (i.e., at
1 July 2004).
     Our adoption of A-IFRS has significantly impacted the accounting policy and reported mounts of the following items:
•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

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•	leases;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets; and

•	intangible assets.
     Under A-IFRS, our net profit after tax may be more volatile compared with previous Australian accounting standards. The volatility in net profit after tax could be caused by the accounting requirements in areas such as impairment of goodwill balances and hedging. However, the adoption of A-IFRS has not affected our net cash flows, our ability to borrow funds or our capacity to pay dividends to our shareholders. In note 36 to our consolidated financial statements, we have:
•	identified and explained the key differences in accounting policy;

•	provided our differences on the date of transition (i.e., 1 July 2004) and for the current comparative period (i.e., 30 June 2005);

•	provided full reconciliations of our reported results under previous AGAAP to those comparatives reported in our current year consolidated financial statements under A-IFRS; and

•	provided qualitative information on the exemptions applied under AASB 1 on first time adoption of A-IFRS.
     Other than the adoption of A-IFRS, we have had no significant change in accounting policy during the two-year period.

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Results of operations

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Sales revenue	22,750	22,161	589	2.7%
Other revenue (excl. finance income)	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income (excl. finance income)	23,100	22,442	658	2.9%

Operating expenses (excl. interest expense and depreciation and amortisation	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)(1)	9,584	10,464	(880)	(8.4)%
Depreciation & amortization	4,087	3,529	558	15.8%

Earnings before interest & income tax expense (EBIT)(1)	5,497	6,935	(1,438)	(20.7)%
Net finance costs	936	880	56	6.4%

Profit before income tax expense	4,561	6,055	(1,494)	(24.7)%
Income tax expense	1,380	1,746	(366)	(21.0)%

Net profit for the year	3,181	4,309	(1,128)	(26.2)%

Effective tax rate	30.3%	28.8%		1.5%
EBITDA margin on sales revenue	42.1%	47.2%		(5.1)%
EBIT margin on sales revenue	24.2%	31.3%		(7.1)%

	Change
	A$ (cents)	A$ (cents)	A$ (cents)	% change
Basic earnings per share(2)	25.7	34.7	(9.0)	(25.9)%
Diluted earnings per share(2)	25.7	34.6	(8.9)	(25.7)%
Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	6.0	6.0
Final dividend declared (2005 paid)	14.0	14.0
Special dividend to be paid with final dividend (2005 paid)	—	6.0

(1)	EBITDA reflects our profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure our operating profit. Our management uses EDITDA, in combination with other financial measures, primarily to evaluate our operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance. EBITDA is not a US-GAAP measure of income or cash flow from operations and should not be considered an alternative to net income as an indication of our financial performance, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBIT is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

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(2)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.
     In fiscal 2006, sales revenue growth was driven by Internet & IP solutions, mobile revenues, advertising & directories, CSL’s merger with New World PCS and pay TV bundling. Growth was partially offset by a decline in revenues mainly from PSTN calling products, specialised data and ISDN products. Sales revenue grew by 2.7% as we continue to manage the shift in customer demand from our traditional products such as PSTN to our emerging products such as broadband.
     In April 2006, CSL and New World Mobile Holdings Limited merged, however this had minimal impact on the overall sales revenue in fiscal 2006. Apart from this transaction, there was little activity in the mergers and acquisitions area in 2006.
     Sales growth was marginally impacted by acquisitions that took place in fiscal 2005, with current year revenue figures including a full twelve months of operation for acquired entities KAZ, PSINet, Universal Publishers Pty Ltd (Universal Publishers) and Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd).
     Our expenses have been impacted by the initial stages of our transformation strategy and our focus continues to be on executing our strategy as announced to the market in November 2005. Our total expenses increased due to higher labour costs, in particular redundancy costs, higher goods and services purchased supporting revenue growth, and higher other expenses, primarily as a result of the transformation program. These expense categories were also impacted by the recognition of a provision at year end for redundancy and restructuring of A$427 million to cover activity in future years relating to our business transformation. Depreciation and amortisation also increased, primarily due to accelerated depreciation after a review of asset service lives impacted by our transformation strategy.
     As a result of these factors, our profit before income tax expense was A$4,561 million in fiscal 2006 compared with A$6,055 million in fiscal 2005, and our net profit decreased by 26.2% in fiscal 2006.
Operating revenues
     In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for fiscal 2006 were:
•	mobiles;

•	internet and IP solutions;

•	advertising and directories; and

•	pay TV bundling.
     In fiscal 2006, our sales revenue growth was partially offset by a 6.7% decline in PSTN product revenues as customers continue to move towards new products and services to satisfy their requirements and competition further intensifies in the market.
     Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have also experienced a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). We have continued to concentrate on product bundling initiatives and managing the migration of customers to other products. In the second half of fiscal 2006, we introduced our first subscription price based offers into the consumer market to help address the decline of our traditional product revenues and to make pricing easier for our customers. We have also introduced market based management to enable us to better serve our customers’ needs.
     We expect that there will be continued competitive pressure in some of our traditional product areas. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand.

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Categorisation of our operating revenue
     We categorise revenue from the products and services we derive from wholesale customers according to the nature of the product or service provided. For example, we categorise operating revenue from interconnect and access charges relating to PSTN and mobiles, within those categories as appropriate. Products resold are also within the relevant product categories. This is a revised approach from how interconnect and access charge revenues were presented in the prior year.
     We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services, operating revenue will continue to move from one category to another. For example, as our customers continue to switch from buying basic access services to buying other forms of access services, such as ADSL, operating revenue from some customers will shift from the basic access category to the Internet and IP solutions category.
     The rates we charge our retail customers are subject to regulated retail price controls
     The rates we charge our retail customers for selected fixed network telephony products are subject to retail price controls. The retail price control regime, set by the Commonwealth, applies to us and no other telecommunications provider. The new price control regime commenced on 1 January 2006.
     These retail price controls require us to:
•	ensure parity in the local call prices offered to regional and metropolitan customers;

•	ensure there is a package of PSTN services targeted and available to low income customers;

•	notify and seek the consent of the ACCC when price increases to residential line rental rates are proposed; and

•	report on compliance to the ACCC no later than three months after 30 June 2007 and subsequently each year until 30 June 2009.
     In addition, we are required to apply the following price controls:
•	the price of a bundle of services including basic access, local calls, national long distance calls, fixed-to-mobile calls and international calls will not increase;

•	basic residential and business access charges will not increase by more than the consumer price index (CPI) with current basic residential access charges maintained until 30 June 2007;

•	charges for connections capped to increases in CPI;

•	the charge for charity organisations not to be increased to a level which exceeds the price of the standard residential line rental rate;

•	the price for local calls made from one of our public payphones will not exceed A$0.50 (GST included) per call; and

•	the price for untimed local calls and dial-up Internet calls are capped at A$0.22 (GST included) per call, except for untimed local or dial-up calls which form part of a subscription pricing package or a discounted line rental arrangement.
     Despite these restrictions, we have been able to innovate and recently introduced a range of calling plan options, including new capped calling plans. We continue to reduce prices on a range of telephony services in order to respond to customer needs and market conditions. We also monitor our pricing to ensure that we comply with the price control requirements.
     The previous price control determination that applied up until 31 December 2005 had required our revenues from line rentals and calling products to be separately measured. These price controls imposed a cap of CPI plus 4% for line rental, and CPI minus 4.5% on a basket of calls comprising local, long distance, international and fixed-to-mobile. The previous regime also required the price for local calls made from one of our public payphones

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not to exceed A$0.40 (GST included) per call. Business customers on negotiated contractual arrangements are excluded from the new price controls.
Operating Revenues

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
PSTN Products
Basic access	3,318	3,362	(44)	(1.3)%
Local calls	1,023	1,284	(261)	(20.3)%
PSTN value added services	246	250	(4)	(1.6)%
National long distance calls	913	1,013	(100)	(9.9)%
Fixed to mobile	1,491	1,566	(75)	(4.8)%
International direct	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN	7,478	8,018	(540)	(6.7)%

Mobiles
Mobile services — Retail	3,846	3,736	110	2.9%
Mobile services — Wholesale	36	24	12	50.0%
Mobile services — Interconnection	623	547	76	13.9%
Mobile handsets	467	381	86	22.6%

Total Mobiles	4,972	4,688	284	6.1%

Internet and IP solutions
Narrowband	220	275	(55)	(20.0)%
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.7%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total Internet and IP solutions	1,907	1,377	530	38.5%

ISDN products	807	890	(83)	(9.3)%
Specialised data	884	966	(82)	(8.5)%
Advertising and directories	1,711	1,585	126	7.9%
Intercarrier services	351	290	61	21.0%
Inbound calling products	449	449	—	—
Solutions management	989	931	58	6.2%
HKCSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Offshore services revenue	295	252	43	17.1%
Payphones	104	121	(17)	(14.0)%
Pay TV bundling	320	263	57	21.7%
Customer premises equipment	274	231	43	18.6%
Other sales & service	759	741	18	2.4%

Sales revenue	22,750	22,161	589	2.7%
Other revenue	22	20	2	10.0%

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	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income	23,100	22,442	658	2.9%

PSTN Products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Basic access revenue
Retail	2,592	2,725	(133)	(4.9)%
Domestic wholesale	726	637	89	14.0%

Total basis access revenue	3,318	3,362	(44)	(1.3)%
Local call revenue	1,023	1,284	(261)	(20.3)%
PSTN value added services revenue	246	250	(4)	(1.6)%
National long distance call revenue	913	1,013	(100)	(9.9)%
Fixed to mobile revenue	1,491	1,566	(75)	(4.8)%
International direct revenue	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN revenue	7,478	8,018	(540)	(6.7)%

Basic access lines in service (in millions)
Residential	5.46	5.60	(0.14)	(2.5)%
Business	2.32	2.45	(0.13)	(5.3)%
Total Retail	7.78	8.05	(0.27)	(3.4)%
Domestic wholesale	2.16	2.07	0.09	4.3%

Total access lines in service	9.94	10.12	(0.18)	(1.8)%

Number of local calls (in millions)	7,432	8,469	(1,037)	(12.2)%
National long distance minutes (in millions)(1)	7,215	7,743	(528)	(6.8)%
Fixed to mobile minutes (in millions)	4,491	4,375	116	2.7%
International direct minutes (in millions)	534	580	(46)	(7.9)%

Note: statistical data represents management’s best estimates.

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.
     Total PSTN products revenue in fiscal 2006 was A$7,478 million, which declined by 6.7% or A$540 million from fiscal 2005. This compares with a decline of 3.6% in fiscal 2005 (inclusive of fixed interconnection).
     There has been a general reduction in PSTN volumes, with a decline in retail basic access lines, and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed-to-mobile, international direct and fixed interconnection due to competitive pricing pressure. The decline in the first half of the fiscal year was 7.6% which was slowed to 5.8% for the second half of the fiscal year.

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     Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
     Late in the second half of the year, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans did not have any significant impact on our PSTN revenues in fiscal 2006 with the benefits expected to be seen in the next fiscal year.
Basic access
     Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.
     Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as Broadband and mobiles; and

•	price changes.
     Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed-to-mobile calls (with a “residential” and “business” differentiation still applying).
     Our operating revenue from basic access services was also affected by competition during fiscal 2006. During fiscal 2006, the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the retail basic access market. In the retail segment, we saw a decline of 270,000 lines in service or 3.4%, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. This decline was partially offset by an increase of 90,000 lines in service or 4.3% in the wholesale market.
     Overall our operating revenue from basic access services decreased by A$44 million or 1.3%. During fiscal 2006, we introduced various basic access packages, which reduced the decline in revenue in this area, despite an overall decrease in basic access lines in service.
     Rental revenue increased due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, is also expected to contribute positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners.
Local calls
     Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our megapop product which allows ISPs to offer untimed local call PSTN dial up access for their customers via a single national dial up 019 number. For the most part we charge for local calls without a time limit.

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     Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed-to-mobile calling; and

•	pricing changes and regulatory retail price restrictions.
     Local call revenue decreased by A$261 million or 20.3% in fiscal 2006, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans currently being heavily promoted by competitors. Substitution of data local calls continues to occur due to the migration of dial up Internet customers to broadband. The price in the wholesale market also declined as a result of a rise in volume discounts.
     Generally, call volumes have continued to fall during fiscal 2006, reflecting the impact of customers migrating to other products, such as mobiles, fixed-to-mobile, and broadband products, and fewer basic access lines in service. This is highlighted by the fact that the number of local calls reduced by 12.2% during the year.
PSTN value added services
     Our revenue from PSTN value added services declined by A$4 million or 1.6% during fiscal 2006. This decrease was driven by a reduction in a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as Internet products and premium voice communication applications.
     Messaging and call completion products increased marginally during fiscal 2006. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 10%. This has been partially offset by call return revenue which declined by 14% due to lower overall call volumes and substitution to other products.
National long distance calls
     Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
     We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
     General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed-to-mobile calling.
     Our operating revenue from national long distance calls declined by A$100 million or 9.9% in fiscal 2006 compared with fiscal 2005. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both, in the market. This is having a direct impact on our national long distance revenues, particularly where competitors are bundling these calls with broadband offerings. Volumes are down as a result of lower basic access services in operation and the impact of fixed-to-mobile substitution and other calling options available to customers. We have increased discounts compared to fiscal 2005 in order to retain and win back customers.

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     We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and Internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and Internet products, and by the continued growth of subscription pricing plans.
Fixed-to-mobile calls
     Our fixed-to-mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed-to-mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed-to-mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed-to-mobile activity as customers continue to slowly move their usage from our PSTN products. The fixed-to-mobile environment is influenced by fixed-to-mobile preselection, whereby the carriage service provider (“CSP”) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed-to-mobile calls.
     During fiscal 2006, fixed-to-mobile revenue declined by A$75 million or 4.8%. We experienced a decline of A$114 million due to lower revenue per minute resulting from higher discounts from ongoing competitive pressure, including incorporating fixed-to-mobile calls in reward offerings and the changing mix in services in operation (“SIOs”) from PSTN to ISDN and CustomNet. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.
     This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth for fiscal 2006 contributed A$38 million due to higher calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, meaning there is a higher number of mobiles on which fixed calls can terminate, and hence a higher number of calls.
International direct calls
     Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
     Our international direct revenue declined by 14.1% to A$201 million in fiscal 2006 primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed-to-mobile substitution and the growth of Voice over IP in the market place. Despite major international events and the occurrence of unfortunate circumstances which have provided short term stimulus to call traffic, international direct minutes declined 7.9% for the year.
Fixed Interconnection
     Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunication market. Our operating revenue from fixed interconnection decreased by 7.4% to A$286 million during fiscal 2006 driven by reduction in both volume and price. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a smaller degree, ULL build.
Mobiles
     Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBanka® and mobile data. It also includes revenue from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.

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     During fiscal 2006, we commenced the construction of our new NEXT GTM wireless network. We launched this network on 6 October 2006. Until recently, we operated two primary mobile networks, GSM and CDMA. Over time we will migrate our customers from our old networks onto our new NEXT GTM wireless network. We continue to offer 3G services to our customers over our existing 3G 2100 network, a network jointly owned through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).
     The mobile telecommunications market continued to grow during fiscal 2006, although at a lower rate of growth than in the prior year. The growth was slowed by the increase in capped price plans by all the major mobile competitors, heightened campaign activity particularly around 3G services, and the increasing use of mobile data services such as Blackberry and EVDO. While voice continues to be the largest contributor to mobiles revenue, value added services, including mobile data, is the fastest growing, now representing 25.4% of mobile services revenue in fiscal 2006. With competition intensifying, we have introduced a comprehensive and broad reaching program of segment based customer management to enable us to provide the best service and solutions to all of our customers.
Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Access fees and call charges	2,703	2,765	(62)	(2.2)%

Value added services:
— International roaming	266	243	23	9.5%
— Mobile messagebank	199	187	12	6.4%
— Short message service (SMS)	494	457	37	8.1%
— Other mobile data	184	84	100	119.0%

Total value added services	1,143	971	172	17.7%

Total mobile services revenue — retail	3,846	3,736	110	2.9%
Mobile services revenue — wholesale	36	24	12	50.0%
Mobile services revenue — mobiles interconnection	623	547	76	13.9%

Total mobile services revenue	4,505	4,307	198	4.6%
Mobile handset sales	467	381	86	22.6%

Total mobile goods and services revenue(1)	4,972	4,688	284	6.1%

3G mobile SIO (thousands)	317	—	317	—
GSM mobile SIO (thousands)	6,468	6,894	(426)	(6.2)%
CDMA mobile SIO (thousands)	1,703	1,333	370	27.8%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Mobile Wireless — EVDO SIO (thousands) (included in CDMA SIO above)	60	19	41	215.8%
Prepaid mobile SIO (thousands)	3,597	3,570	27	0.8%
Postpaid mobile SIO (thousands)	4,891	4,657	234	5.0%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

CDMA wholesale mobile SIO (thousands)	73	62	11	17.7%
GSM wholesale mobile SIO (thousands)	46	21	25	119.0%

Total wholesale mobile SIO (thousands)	119	83	36	43.4%

Number of SMS sent (in millions)	3,019	2,289	730	31.9%
Deactivation rate	23.4%	19.2%	—	4.2%
Mobile voice telephone minutes (in millions)(2)	7,311	6,746	564	8.4%

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	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Average revenue per user per month A$’s(3)	38.35	39.33	(0.98)%	(2.5)%
Average prepaid revenue per user per month A$’s(3)	10.85	12.24	(1.39)	(11.4)%
Average postpaid revenue per user per month A$’s(3)	58.99	59.06	(0.07)	(0.1)%
Average mobile data revenue per user per month(4)	6.77	5.70	1.07	18.8%

Note: statistical data represents management’s best estimates.

(1)	Excludes revenue from:
—	calls from our fixed network which we categorise as fixed-to-mobile; and

—	CSL New World which is recognised separately as controlled entity revenue.

(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, MessageBank®, international roaming and CSL New World.

(3)	Average retail revenue per user per month is calculated using average retail SIO and includes mobile data, MessageBank® and roaming revenues. It excludes interconnection and wholesale revenue.

(4)	Includes mobile wireless EVDO revenue, excludes BigPond® wireless.
     During fiscal 2006, mobile service revenue increased by A$198 million or 4.6% mainly due to the continued growth in the number of mobile telephone subscribers and expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in our value added services revenue for example MessageBank®, SMS, Blackberry and EVDO.
     Access fees and call charges declined by 2.2% to A$2,703 million in fiscal 2006 reflecting a decrease in GSM revenues partially offset by an increase in CDMA revenues. Both technology categories have been impacted during the year by the competitive environment and the growth in capped price plans which has directly impacted yields. CDMA prepaid was also impacted by lower revenues attributable to a promotion which gave CDMA subscribers half price calls for a year. During the year we moved from 1% of our mobile customers on capped plans to 4.3% on capped plans.
     SIOs increased overall, but it was CDMA that drove the growth with a 27.8% increase while GSM (including 3G) reduced marginally by 1.6%. The CDMA revenues benefited from a increased activations during the first half of fiscal 2006 and the availability of more competitively priced handsets. Call minutes generally increased for each technology, but these benefits did not outweigh the impact on price for the period. Average revenue per user (ARPU) dropped by A$0.98 over the year led by a reduction in prepaid ARPUs by 11.4% or A$1.39, with postpaid ARPUs stable.
     Revenue from international roaming grew by 9.5% to A$266 million in fiscal 2006. The rise was primarily due to an increase in outbound roaming minutes and a marginal increase in revenue per call. In addition, inbound roaming revenue remained steady as price increases offset decreased usage.
     Revenue from MessageBank® increased by 6.4% to A$199 million in fiscal 2006 primarily due to growth in minutes resulting from higher mobile usage and SIOs.
     During fiscal 2006, SMS and Multimedia Messaging Services (MMS) revenues increased by 8.1% to A$494 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This was stimulated by a A$0.01 text offer and other rewards and bonus options offered during the year. In addition, mobile data growth was also experienced in the corporate segment through the Blackberry and Telstra Mobile BroadbandTM products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over fiscal 2006.
     Revenue from handset sales increased by 22.6% to A$467 million in fiscal 2006 primarily due to growth in the number of GSM mobile handsets sold. This growth was attributed to an increase in marketing campaign activity focusing on the sale of 3G handsets, particularly in the second half of the year.

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     Mobiles interconnection revenue has grown 13.9% to A$623 million during fiscal 2006. The main product driving this growth is GSM wholesale domestic roaming which grew in fiscal 2006 by A$43 million after Hutchison 3G roaming commencing in April 2005. This corresponds directly to an A$8 million drop in CDMA roaming after Hutchison introduced their 3G product as an alternative to CDMA. SMS interconnect has grown A$17 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling. In addition, mobiles terminating revenue grew by A$24 million due to a 12% increase in termination volumes, partially offset by price reductions resulting from regulatory pricing pressures on mobile terminating rates. The increase in termination volumes has resulted from growth in retail SIOs, particularly in CDMA and pre-paid services.
     Wholesale mobile service revenue increased in fiscal 2006 by 50.0% or A$12 million due to growth in the wholesale GSM resale product introduced in fiscal 2005. It enabled resellers to develop and market their own branded mobile solutions including voice, text, multimedia messaging and MessageBank® on the GSM network which they could only previously do on the CDMA network. Minutes of use have grown significantly since this product was introduced.
     The level of deactivations increased by 4.2% which was driven by prepaid activity. After we changed systems for managing prepaid SIO’s in fiscal 2005, all relevant prepaid SIOs were automatically given a recharge period of 12 months, extended from the normal 6-month period, to ensure no customers were disadvantaged while we consolidated the new system. In the last quarter of fiscal 2006, these SIOs reached the end of this period and many were subsequently deactivated. This contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006. This change in recharge period has not impacted the year on year growth rate but has impacted the timing of deactivations occurring throughout the year.
Internet and IP solutions
     Our operating revenue from Internet and IP solutions is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of IP services by business customers (small to medium enterprises);

•	the introduction of new products to meet customer needs;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL; and

•	demand for greater bandwidth services such as broadband.
     While the IP and Internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

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Internet and IP solutions

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Narrowband	220	275	(55)	(20.0)%
Retail broadband(1)	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total internet & IP solutions revenue	1,907	1,377	530	38.5%

Broadband subscribers — retail (in thousands)(1)	1,476	856	620	72.4%
Broadband subscribers — wholesale (in thousands)	1,427	888	539	60.7%

Total broadband subscribers (in thousands)	2,903	1,744	1,159	66.5%
Narrowband subscribers — retail (in thousands)	1,027	1,205	(178)	(14.8)%

Total online subscribers	3,930	2,949	981	33.3%

Average revenue per retail broadband subscriber per month (A$’s)	52.16	60.10	(7.94)	(13.3)%

Note: statistical data represents management’s best estimates.

(1)	Telstra mobile broadband and Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subscriber numbers.
     Our narrowband products allow customers to connect to the Internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. In fiscal 2006, continued demand for capacity combined with competitive pricing has resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our dial-up products and resulted in a decline in our narrowband revenues.
     We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond® broadband provides broadband Internet services to consumer and business customers via HFC cable, ADSL, satellite and mobile access technologies.
     During fiscal 2006, our Internet and IP solutions revenue grew by 38.5% or A$530 million to A$1,907 million, despite a reduction in prices. The subscriber base for our broadband products grew significantly during this time, partially due to migration from narrowband products but also due to growth in the overall online market. As at 30 June 2006, we had approximately 2.9 million broadband customers of which nearly 1.5 million were retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
     Narrowband revenue decreased by 20.0% to A$220 million in fiscal 2006. This decline highlights the growing impact of dial-up to broadband migration as the dial-up market proceeds with its decline. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
     Retail broadband revenue increased by 57.7% to A$730 million in fiscal 2006, mainly due to strong increases in SIOs. SIO growth has occurred across all technologies but ADSL has been the key driver of the growth. We have introduced a number of key price and value campaigns to stimulate broadband take up including a combination of discounting access and installation offers. We have also introduced new products and plans including a wireless EVDO offer and enhanced focus on our cable offerings. The Australian Government’s Higher Bandwidth Incentive Scheme (HiBIS) and broadband regional connect packages have also enabled affordable broadband and higher

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bandwidth to be provided to regional and remote locations and encourage take up in those areas. Given this strong take up, increased competition and resultant price offerings, average revenue per user has declined.
     Wholesale broadband revenue increased by 76.6% to A$461 million in fiscal 2006 driven by a continuing strong market demand for high bandwidth services and increased demand at the retail level. Wholesale DSL Internet grade has grown by A$181 million driven by volume increases with a 60.7% growth in SIOs.
     Internet direct is our business oriented Internet access product with a range of data access options and features to meet the needs of business. Internet direct revenue increased by 16.3% during fiscal 2006 to A$143 million. The result was driven by our virtual ISP product which increased by A$14 million, mainly because of a new commercial deal signed resulting in a significant increase in data usage. SIOs for this product category increased by 258% in fiscal 2006.
     IP solutions revenue increased by 37.7% to A$285 million in fiscal 2006, mainly due to the products in this category being in the growth phase of their lifecycle. Fiscal 2006 saw an increase of A$48 million in IP MAN/ Ethernet, our ‘next generation’ data access services which provide high speed IP and Ethernet access solutions respectively for large and medium corporate enterprises. The government sector has been the key user and driver of this product. IP WAN grew by A$29 million, after growth was stimulated through competitive pricing and improved network performance. It is also evident that customers now appear more willing to move towards IP based solutions.
     Other Internet and IP solutions revenue grew by A$20 million in fiscal 2006 due to growth in wholesale Internet and data traffic, in particular in our Wholesale Ethernet product, and increased revenue from our wholly owned entity, Chief Entertainment, which is a media production house that provides Internet content.
ISDN
     ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Access	418	421	(3)	(0.7)%
Data calls	118	165	(47)	(28.5)%
Voice calls	271	304	(33)	(10.9)%

Total calls	389	469	(80)	(17.1)%

Total ISDN revenue	807	890	(83)	(9.3)%

ISDN access lines (basic access line equivalents (in thousands))(1)	1,214	1,208	6	0.5%

Note: statistical data represents management’s best estimates.

(1)	Statistical data — we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
     ISDN access revenue has declined marginally to A$418 million in fiscal 2006. Growth in access lines has slowed in recent years from 3.3% in fiscal 2005 to 0.5% in the current year. Data access line declines in the consumer segment have been driven by customer movement to broadband, while declines in the business segment have arisen as a result of the migration to alternative technologies such as ADSL and symmetrical HDSL. Data access line declines have been offset by voice access line growth, driven by customers taking up ISDN as a stepping

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stone towards a full IP environment. Whole of customer discounts in the enterprise segment have also impacted the result in the current year.
     ISDN voice calls revenue, which is made up of local, national and international voice calls made on the integrated services digital network, declined by 10.9% or A$33 million in fiscal 2006, mainly due to declines in the local and national categories. National voice calls revenue was negatively impacted by competitor price pressure during the year. Local voice calls revenue was negatively impacted by a decrease of 14% in minutes of use primarily because calls on our Priority® One3 and 1300 A Party products have been reclassified from ISDN to inbound calling revenues. This reclassification amounted to A$13 million in fiscal 2006.
     ISDN data calls revenue declined in fiscal 2006 by 28.5% or A$47 million. Both ISDN local and national data calls contributed to the decline. ISDN local data and ISDN national local data calls revenue declined by 28% and 32% respectively due to customers migrating to alternative products such as ADSL and symmetrical HDSL, as a result of improved bandwidths at reduced prices in each of these products.
Specialised data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Frame Relay	305	351	(46)	(13.1)%
ATM	90	89	1	1.1%
Digital data services	198	227	(29)	(12.8)%
Leased lines	229	235	(6)	(2.6)%
International private lines	30	26	4	15.4%
Other specialised data	32	38	(6)	(15.8)%
Total data revenue	884	966	(82)	(8.5)%
Domestic Frame access ports (in thousands)	30	34	(4)	(11.8)%

Note: statistical data represents management’s best estimates.
     Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.02Kb to 1,984Kb per second, which may be used for communication between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth and dedicated end-to-end connections between customer sites.
     During fiscal 2006, total specialised data revenue decreased to A$884 million, reflecting a decline in mature products such as frame relay, digital data and leased line services. This decline has been driven by product substitution to more technologically advanced IP and DSL based product options, included with our Internet and IP solutions revenue category.
     Frame relay revenue decreased as this product enters the declining stages of its product life cycle with customers migrating to new technologies such as Business DSL which offers the same coverage and similar assurance, but at a lower price. In addition, we introduced price discounting to retain existing customers. Reduced frame relay revenue was due to a combination of a reduction in ports by 11.8% with a similar reduction in revenue per customer.
     Digital data services are mature products that declined 12.8% to A$198 million during fiscal 2006 primarily due to customers transferring to newer technologies and price pressures experienced from alternative products.
     Leased line revenues experienced a 2.6% reduction to A$229 million, mainly due to customers with voice graded dedicated lines moving to DSL, wireless or IP telephony based solutions. Other high capacity products such

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as wideband have grown. New business has also been generated by offering premium packages in combination with Internet Direct but they tend to be short distance services which are low revenue generating.
Advertising and directories
     Our advertising and directories revenue is predominantly derived from our wholly owned Sensis group. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
     The majority of Sensis’ revenue is derived from its print and online directories — Yellow® and White Pages®which have grown steadily overall due to the introduction of new print and directory advertising initiatives.
     Product innovation and customer demand continue to drive growth in our broader online and electronic advertising and non-directories advertising business.
Advertising and directories

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Advertising and Directories revenue	1,711	1,585	126	7.9%

     Yellow® revenue increased by 5.8% to A$1,172 million in fiscal 2006, primarily due to the strong performance in our non-metropolitan books and 54% growth in Yellow® OnLine revenue to A$124 million. The growth in non-metropolitan books has been driven by new category guides and subheadings, higher uptake of half page advertisements and the release of three new local directories. Online performance was driven by a 25% rise in Yellow OnLine display customer numbers and higher uptake of Platinum advertising, leading to increased revenue per customer.
     During fiscal 2006, White Pages® revenue grew by 12.2% to A$302 million, reflecting continued growth in both print and online, with improved sales force effectiveness through better “go to market” strategies. Growth has continued with the success of coloured listings and logos resulting in higher revenue per customer.
     Our emerging businesses delivered 17.1% revenue growth, driven by strong growth in Whereis® location-based search revenues and in MediaSmart®. Fiscal 2006 includes a full year of revenue for our mapping and travel related products company Universal Publishers (purchased December 2005).
     Overall revenue performance was impacted by a decline in classifieds revenue over the period. This was driven by competition and economic weakness in the Sydney and Melbourne markets. However, we regard our advertising and directories business as a growth area, with improving margins especially online, and strong market presence accounting for almost 14% of the Australian main media advertising market.
     Sensis’ Trading Post® business is experiencing strong growth in online classifieds revenues while print based classifieds revenues are declining. This trend is expected to continue, and as a result the achievement of continued online revenue growth is critical to the future performance of the business.
Intercarrier services
     Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and ISPs. The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Interconnection revenues relating to our PSTN and mobile products are included in those product categories.
     The remaining revenue component in intercarrier services is derived from wholesale specific product offerings such as facilities access, wholesale transmission and ULL which, while they are subject to significant price pressures resulting from ongoing oversupply of capacity in the market place, are a focus for delivering incremental

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revenue growth for us in the coming years. This growth, however, will be negatively impacted by the recent interim determinations by the ACCC regarding a reduction in the amount we can charge wholesale customers for ULL access.
Intercarrier services revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Intercarrier services revenue	351	290	61	21.0%

     Intercarrier Services revenue has grown by 21.0% to A$351 million during fiscal 2006 due to increases in facilities access, wholesale transmission solutions and other wholesale revenues mainly consisting of ULL.
     Our growth in facilities access was 40.7% or A$24 million during fiscal 2006 for the year largely driven by demand for equipment building and mobile tower access as other carriers and service providers have sought to expand their infrastructure over time.
     Growth in wholesale transmission relates to leased transmission services led by a rise in demand from Internet service providers for backhaul transmission to expand their DSL network coverage. Partly offsetting these increases in intercarrier revenue was the unfavourable impact of a backdated rate adjustment for MCI Worldcom in September 2005 as well as a decline in services leased by the same customer.
     Other wholesale intercarrier revenue growth of A$18 million was due to ULL driven by a number of factors such as:
•	carriers have reached customer density thresholds on wholesale DSL and resale PSTN to be able to undertake viable ULL; and

•	falling equipment prices have reduced the capital required by carriage service providers to undertake ULL build.
Inbound calling products
     Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for FreecallTM 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;

•	for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of A$0.25 (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
     Also included is revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
     Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
     Revenue from inbound calling products remained steady at A$449 million in fiscal 2006 mainly due to an increase in Priority® One3 and 1300 A Party products offset by Priority® One3 and 1300 B Party products.

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Inbound calling products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Inbound calling products revenue	449	449	—	—

B Party minutes (in millions)	2,922	2,773	149	5.4%
A Party calls (in millions)	1,012	940	72	7.7%

	3,934	3,713	221	6.0%

Note: statistical data represents management’s best estimates.
     Our overall revenue from Priority® One3 and 1300 B Party products declined in fiscal 2006 due to very competitive market pressures resulting in lower returns. Minutes of use and services in operation have actually increased in this category of calls, but large customers are being won or retained at lower prices resulting in reduced revenues. This is offset by higher call volumes on our Priority® One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in the current year to inbound calling. This amounted to A$13 million in fiscal 2006. There is also an increasing trend for calls to these numbers from mobile phones which are recorded as mobiles revenue.
     Revenue from FreecallTM 1800 has declined mainly due to intense price competition leading to reduced price and a declining customer base. Our other inbound calling products, such as Enterprise Speech Solutions, have continued to grow strongly throughout fiscal 2006.
Solutions management
     Our operating revenue from solutions management is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services, which is network based voice and data products, including IP based networks and IP telephony, CPE management, radio networks and new wireless based technologies;

•	IT services, which is managed customer infrastructure (e.g. desktop and end user devices), managed storage and security services, in addition to hosting and application development. IT services also includes the provision of professional consulting and deployment services; and

•	other refers to our eBusiness solutions and global data centre.
Solutions management

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Managed network services	337	337	—	—
IT services	632	572	60	10.5%
Other	20	22	(2)	(9.1)%

Solutions management revenue	989	931	58	6.2%

     In fiscal 2006, solutions management revenue increased 6.2% or A$58 million mainly due to increases in IT services.
     IT services grew by 10.5% or A$60 million in the current year, mainly due to our wholly owned entity KAZ winning major contracts, one of which was a five-year contract for an estimated A$200 million to provide the Department of Defence’s Central Office IT Infrastructure Support Services. Fiscal 2006 IT services revenue also included an additional A$12 million due to a full 12 months of results for KAZ compared to only 11 months in the

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previous fiscal year. Managed professional services revenue also contributed to the growth in IT services, with an increase of A$16 million due mainly to increased project work on an existing contract.
     In addition to increases in IT services, managed data, managed WAN and managed radio, which are in ‘managed network services’, all contributed positively to the revenue growth due mainly to increases in a number of contracts. Managed voice however offset this growth in revenue, declining due to a reduction in contracts in this area.
Offshore controlled entities
     The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSLNW, which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as CSL. In March 2006, this entity merged with Hong Kong based mobile company New World PCS. As result of this transaction, we now own 76.4% of the merged entity;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
Offshore controlled entities — revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
CSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Other offshore controlled entities	295	252	43	17.1%

Total offshore controlled entities revenue	1,745	1,611	134	8.3%

     Consolidated revenue from offshore controlled entities increased in fiscal 2006 by 8.3% to A$1,745 million primarily due to the following factors:
•	CSLNWexperienced revenue growth across the majority of its revenue streams, except for local voice which continues to be impacted by sustained pricing pressure. The merger between CSL and New World PCS resulted in increased revenue in the current year of A$64 million. Excluding this component, revenue has grown in both prepaid and postpaid categories after increased subscribers and handset revenue due to recent promotional activity. Revenue growth was also assisted by a A$11 million favourable foreign exchange rate impact.

•	TelstraClear experienced a net decline in revenue of 0.8% to A$620 million. There were significant declines in calling revenues largely due to price erosion and pricing plan reductions in the Internet and IP business due to heavy retail competition. Revenue was also negatively impacted by the NZ$/A$ exchange rate, causing a A$22 million decline. These declines were mostly offset by strong growth in the business sector and an increased contribution from a full year’s ownership of the Sytec business. There were also a number of one-off implementation revenues from the provision of new and/or additional services to a number of key customers.

•	The 17.1% growth in revenue to A$295 million from other offshore controlled entities was mainly due to growth in Europe, Asia and the US. In Europe, the inclusion of a full 12 months ownership of PSINet contributed A$15 million in revenue growth. Both Telstra Singapore and Telstra Hong Kong started to grow revenue by selling the full suite of international data products in the Asian market. KAZ also exhibited strong

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growth in the same region due to the synergies gained by combining this business with our telecommunications business in one bundle to customers. Growth in the US of A$15 million was mainly the result of a major contract to provide telecommunications solutions over an integrated global IP-based network, contributing A$12 million to revenue growth.
  For further detail regarding our major off shore subsidiaries CSLNW and TelstraClear refer to the business summaries that follow.
Payphones

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Payphone revenue	104	121	(17)	(14.0)%

Telstra owned and operated payphones (thousands)	30	31	(1)	(3.2)%
Privately owned and operated payphones (thousands)	27	30	(3)	(10.0)%

Total number of payphones (in thousands)	57	61	(4)	(6.6)%

Note: statistical data represents management’s best estimates.
     Payphone revenue declined by 14.0% to A$104 million in fiscal 2006, impacted by substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. As a result of this migration, we removed a number of low usage phones resulting in a 3.2% reduction in the number of Telstra owned and operated payphones.
     There has also been a decline in privately owned and operated payphones of 10.0%, as private operators removed their support for unprofitable payphones. Telstra owned and operated payphones also reduced due to the loss of some payphones to private operators and lower demand in new growth locations.
Pay TV bundling

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Pay TV Bundling revenue	320	263	57	21.7%

FOXTEL Pay TV Bundling subscribers (thousands)	292	280	12	4.3%
Austar Pay TV Bundling subscribers (thousands)	51	55	(4)	(7.3)%

Total Pay TV Bundling subscribers (thousands)	343	335	8	2.4%

Note: statistical data represents management’s best estimates.
     Total pay TV bundling revenue grew by A$57 million, comprising increases in revenue for FOXTEL of A$46 million and AUSTAR of A$11 million.
     FOXTEL bundled services revenue grew by 20.0% or A$46 million during fiscal 2006 after an increase in subscribers and higher revenue per user. As customers have migrated from analogue to digital services, discount plans have been phased out and customers are upgrading their packages. It is intended that full customer migration will be completed by March 2007. The growth in subscribers was driven by low price installation/upgrade offers made to the market along with the FOXTEL 10th Anniversary promotion, which targeted both new customers and existing customers through digital migration. FOXTEL IQ, an interactive digital feature available to all FOXTEL digital subscribers also performed well, aided by a low installation price point campaign. At 30 June 2006, analogue services in operation represented 14.7% of FOXTEL bundled customers compared with 36.8% at the start of the year.

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     Austar bundled services revenue growth for fiscal 2006 of A$11 million was driven by an increase in the average revenue per user after a change in the subscription offerings. Subscriptions, however, fell due to lower advertising activity, which resulted in slower sales rates while the disconnection rate remained consistent.
Customer premises equipment

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change	)
Customer premises equipment revenue	274	231	43	18.6%

     CPE revenue increased by 18.6% to A$274 million during fiscal 2006 mainly driven by strong growth in the sales of PBX equipment and communication packages known as Telstra Business Systems (TBS) packages. TBS sales more than tripled in the current fiscal year due to an expansion of the vendor base combined with new carriage pricing plans and investment made in support tools that enabled improved processing and reduced transaction time.
     The current year’s revenue also includes a full 12 months of operations for Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd) as it was acquired September 2004. We also acquired Converged Networks Pty Ltd, Western Australia’s largest CPE dealer in April 2006.
     This growth was partially offset by an A$11 million decline in first phones/extensions due to continued substitution of rental phones due to sales of CPE and mobiles.
Other sales and services

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Telstra information and connection services	120	134	(14)	(10.4)%
Customnet and spectrum	110	112	(2)	(1.8)%
Virtual private network	17	15	2	13.3%
Card services	50	59	(9)	(15.3)%
Security products	34	33	1	3.0%
HFC cable usage	84	65	19	29.2%
Conferlink	48	47	1	2.1%
Commercial and recoverable works	57	58	(1)	(1.7)%
External construction	108	85	23	27.1%
Other	131	133	(2)	(1.5)%

Total other sales and services revenue	759	741	18	2.4%

     In fiscal 2006, operating revenue from other sales and services increased by 2.4% or A$18 million mainly due to HFC cable usage and external construction revenue.
     HFC cable usage includes revenue received from FOXTEL for carriage services, cable installations and service calls. Revenue increased by A$19 million this year due to FOXTEL promotional activity which resulted in an increase in services in operation. There was also a scheduled FOXTEL contract rate increase during the period.
     External construction, which delivers communications network infrastructure solutions, had revenue growth of 27.1% or A$23 million in fiscal 2006. This growth can be mainly attributed to increased activity relating to the construction of the 3G 2100 network in conjunction with our joint venture partner, Hutchison.
     The above increases were partially offset by a A$14 million decline in information and connection services revenue as a result of lower call volumes. Also, card services declined by 15.3% or A$9 million. This was due to products such as Homelink 1800 and telecard being mature products and impacted by substitution to more cost effective convenient products such as pre-paid cards and mobiles.

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Other income

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Proceeds from sale of property, plant and equipment	46	51	(5)	(9.8)%
Proceeds from sale of investments	93	252	(159)	(63.1)%

Asset/investment sales	139	303	(164)	(54.1)%

Cost of property, plant & equipment	(23)	(42)	19	(45.2)%
Cost of investment	(31)	(173)	142	(82.1)%

Cost of asset/investment sale	(54)	(215)	161	(74.9)%

Net gain/loss on assets/investment sale	85	88	(3)	(3.4)%

USO Levy Receipts	58	63	(5)	(7.9)%
Government subsidies	135	71	64	90.1%
Miscellaneous income	50	39	11	28.2%

Other income	243	173	70	40.5%

Total other income	328	261	67	25.7%

     In fiscal 2006, total other income increased by 25.7% or A$67 million.
     In fiscal 2006 proceeds from sale of investments of A$93 million were due mainly to the sale of Xantic B.Vand Fundi Software Pty Ltd, with Xantic yielding a net gain of approximately A$58 million. In fiscal 2005, proceeds from the sale of our investments was mainly made up of the sale of our interests in Intelsat Limited, Infonet Services Corporation and the redemption of the convertible note issued by PCCW.
     The majority of the growth in government subsidy revenue was sourced from Higher Bandwidth Incentive Scheme (HiBIS) receipts and the broadband Connect Australia scheme, which can be attributed to an increase in the provision of broadband services to regional, rural and remote areas of Australia. Refer to the Internet and IP products section for further details regarding HiBIS.
Operating expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%
Goods and services purchased	4,730	4,211	519	12.3%
Other expenses	4,427	3,815	612	16.0%

	13,521	11,884	1,637	13.8%

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

	13,516	11,978	1,538	12.8%
Depreciation and amortization	4,087	3,529	558	15.8%

Total operating expenses	17,603	15,507	2,096	13.5%

     In fiscal 2006, our total operating expenses (including share of net (gain)/loss from jointly controlled and associated entities) was A$17,603 million, compared with A$15,507 million in fiscal 2005. One of the major drivers of the 13.5% increase was the inclusion of a restructuring and redundancy provision of A$427 million, which has impacted all three of the expense categories. Our operating expenses have been impacted by the following factors:
•	costs associated with transformational initiatives and certain project write-offs;

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•	increased costs associated with network rehabilitation;

•	higher redundancy expense as a result of reduced staff numbers as efficiencies have been implemented;

•	higher goods and services purchased costs due to increased marketing campaign activities and new offers aiming to stimulate sales growth in a range of our products and services;

•	the benefit of ongoing cost control programs, including the consolidation of vendors and IT systems;

•	growth in our communications plant asset base, along with the impact of a service life review of our asset base to align with the transformation program, has increased our depreciation and amortisation expense during fiscal 2006; and

•	the consolidation of additional operating expenses of A$68 million in fiscal 2006 from our acquisition activity, including the merger between CSL and New World PCS, as well as the inclusion of a full fiscal year of expenses relating to entities we acquired in fiscal 2005. These included Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, and KAZ from July 2004.
Labour expense
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
     In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include employees in our offshore subsidiary entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
Labour expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%

Domestic full time employees (whole numbers)(1)	37,599	39,680	(2,081)	(5.2)%
Full-time employees and employed equivalents (whole numbers)(2)	44,452	46,227	(1,775)	(3.8)%
Total workforce, including contractors and agency staff (whole numbers)(3)	49,443	52,705	(3,262)	(6.2)%
Reduction in total workforce in fiscal 2006	(3,262)
Reduction in total workforce in fiscal 2006 excluding impact of New World merger	(3,859)

Note: statistical data represents management’s best estimates

(1)	Excludes offshore, casual and part time employees.

(2)	Includes all domestic and offshore employees, including those of our subsidiary entities.

(3)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff.

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     During fiscal 2006, our total workforce decreased by 6.2% or 3,262 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra Group as part of our business transformation initiatives. During the year, CSL merged with New World PCS, which resulted in the Telstra Group acquiring 597 new employees. Excluding the impact of the New World PCS merger on staff numbers, our total full time equivalent staff, contractors and agency staff reduced by 3,859 full time equivalent staff.
     We incurred redundancy expenses of A$348 million in fiscal 2006 compared with A$91 million in fiscal 2005. The higher redundancy expense reflects the implementation of cost control initiatives to improve the efficiency of our operational structure. In addition, a further A$186 million of redundancy expense is included as part of a restructuring and redundancy provision as at year end to account for redundancies expected to occur as part of the restructuring over the next two years.
     Our labour expense increased by 13.1% in fiscal 2006 mainly due to:
•	the increased levels of redundancy and the redundancy provision referred to above;

•	salary increases averaging between 2% and 4% for employees as specified in our enterprise agreements and as per the normal annual salary review process; and

•	a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and a controlling interest in Adstream.
     The above increases in labour expense were partially offset by cost reductions associated with the 6.2% decrease in the number of employed staff, contractors and agency staff.
     Excluding the impact of redundancy expense, labour expense increased by 1.7%.
     Based on the latest detailed actuarial report provided on the financial position of Telstra Super as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during fiscal 2006 and fiscal 2005. The detailed actuarial report is undertaken every three years. The next detailed actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
     As at 30 June 2006, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 115%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%. The continuance of our contribution holiday is dependent on the performance of the fund and the level of contributions required to meet employer obligations, and we are monitoring the situation on a monthly basis. Based on the latest actuarial advice, we do not expect to make any contributions to Telstra Super during fiscal 2007.
     In fiscal 2006, we recognised A$185 million of pension costs in our labour expenses compared with A$203 million in fiscal 2005. This expense is due to the relevant A-IFRS standard requiring us to recognise the actuarially determined movement in our defined benefit pension plans in our operating results.
Goods and services purchased
     Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items include the costs of mobile handsets and Internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contractors, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.

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Goods and services purchased

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Cost of goods sold	917	726	191	26.3%
Usage of commissions	281	289	(8)	(2.8)%
Handset subsidies	504	424	80	18.9%
Network payments	2,002	1,904	98	5.1%
Service fees	319	273	46	16.8%
Managed Services	242	190	52	27.4%
Dealer performance commissions	113	41	72	175.6%
Paper purchases and printing	147	159	(12)	(7.5)%
Other	205	205	—	—

Total goods and services purchased	4,730	4,211	519	12.3%

     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 mainly due to higher cost of goods sold, mobile handset subsidies, network payments and dealer performance commissions. Increases were experienced across most categories within goods and services purchased except for usage commissions and paper costs. Additionally, a restructuring provision of A$54 million has been raised in relation to the replacement of EVDO cards and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 due to the following factors:
•	the inclusion of the full financial year of expenses relating to our subsidiary entities acquired part way through the prior fiscal year, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In fiscal 2006, CSL merged with New World PCS, the consolidation of which has caused an increase of goods and services purchased expense of A$29 million;

•	a rise in cost of goods sold mainly due to higher sales volumes for mobile handsets, primarily driven by increased market campaign activity, strong BigPond broadband demand, costs of supporting the Commonwealth Games, together with sales growth in other product categories such as EVDO, CPE for small business customers, Managed WAN equipment and voice related products. Also contributing to the increase are payments made to Brightstar, in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Inclusive of these payments, the Brightstar arrangement has provided net savings of approximately A$70 million, primarily relating to handset costs;

•	an increase in mobile handset subsidies, attributable to a rise in the take up of handsets on subsidised plans as well as higher average subsidies offered, especially following a significant campaign undertaken in the last quarter, whereby a greater range of handsets are being subsidised. As a result, our average subscriber acquisition cost has increased from A$120 to A$137. In addition, the CSLNW has implemented a more aggressive handset subsidy policy in order to increase handset sales. In fiscal 2006, we have also made an A-IFRS accounting policy change to expense handset subsidies as incurred, as opposed to previously deferring and amortising them over the contract period. The prior year comparative figure has been adjusted to allow a like for like comparison;

•	network payments continued to grow due to volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks, partially offset by a reduction in the average mobile terminating rate. Additionally, expansion and growth in our UK, USA and Asian operations, which drove both growth in our offshore outpayments and higher outbound roaming revenue, partly offset by a reduction of costs through routing traffic to overseas carriers that offer lower prices and favourable foreign exchange variations

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in our New Zealand operations. Additional Network Access Charges were also incurred as a result of our 3G 2100 partnership activities with Hutchison;

•	service fees increased by 16.8% to A$319 million in fiscal 2006 led by a rise in bundling of pay TV services due to growth in bundled FOXTEL subscribers;

•	managed services costs grew by 27.4% to A$242 million in fiscal 2006, mainly attributable to increased third party maintenance and service costs for the support of customer contracts. There are also a number of reclassifications from other expenses such as service contracts, service fees and consultancy amounting to A$26 million. Offsetting these increases are decreases due to lease renegotiations;

•	increase in dealer performance commissions, mainly attributable to increased proactive sales activity in our personal calling program. New dealer payments resulting from the implementation of the new dealer remuneration model have also contributed to the growth; and

•	an increase in other goods and services purchased due to the inclusion of a restructuring provision of A$54 million in fiscal 2006, offset by a decrease in commercial project payments as described below.
     These increases were partially offset by a decrease in other goods and services expenses such as usage commissions, commercial project payments and paper purchases and printing costs.
•	usage commissions decreased by A$8 million mainly as a result of the discontinuation of commission payments to Keycorp following our acquisition of their Transaction Network Solutions business during the year. This was partly offset by increased dealer commissions mainly associated with non-mobile related products, including BigPond products;

•	commercial project payments declined from A$59 million in fiscal 2005 to A$34 million in fiscal 2006 mainly relating to a lower level of deferral and amortisation of its basic access installation costs. The expense fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue and hence there is no EBIT impact. Also contributing to the decline was a change in the line usage billing arrangement for outsourced faxstream costs; and

•	paper purchase and printing costs decreased from A$159 million in fiscal 2005 to A$147 million in fiscal 2006 due to savings achieved through printing contract discounts, together with a reclassification of expenses into cost of goods sold. There was also a reduction in printing costs relating to superannuation industry contracts after a push towards the use of online notifications.
Other expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Property and IT rental expense	559	572	(13)	(2.3)%
Net foreign currency conversion losses/(gains)	2	(40)	42	(105.0)%
Audit fees	8	7	1	14.3%
Service contracts and other agreements	1,836	1,556	280	18.0%
Promotion and advertising	356	330	26	7.9%
General and administration	793	806	(13)	(1.6)%
Other operating expenses	544	394	150	38.1%
Impairment and diminution expenses	329	190	139	73.2%

Total other expenses	4,427	3,815	612	16.0%

     Our other expenses were A$4,427 million in fiscal 2006 and A$3,815 million in fiscal 2005, representing a 16.0% increase year on year. A restructuring provision of A$137 million was raised at year end mainly relating to property rationalisation, cancellation of server leases, the decommissioning of certain IT platforms and operational

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and business support systems and related stock obsolescence. Excluding the impact of the provision, our total other expenses grew by 12.5% to A$4,290 million.
     Our other expenses in fiscal 2006 include an additional A$17 million of expenses attributable to the merger of CSL with New World PCS during the period. In addition, a full twelve months of expenses have been included in fiscal 2006 for KAZ, PSINet, Universal Publishers, and Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), which were acquired part way through fiscal 2005.
     The movement in the significant categories of other expenses is discussed below.
     The largest component within this expense category is service contracts and other agreements. This expense increased from A$1,556 million in fiscal 2005 to A$1,836 million in fiscal 2006, mainly driven by the following factors:
•	increased network maintenance and rehabilitation activity;

•	costs associated with transformational initiatives;

•	maintenance of the existing 3G 2100 MHZ network and the operational expenditure relating to the construction of our new NEXT GTM wireless network;

•	volume based increases including installations for digital pay television, as well as increased activations and fault rectifications for BigPond» products due to product growth; and

•	a rise in consultancy costs associated with our transformation strategy and increased market research activity due to a focus on understanding customer needs.
     The above increases are partly offset by savings from the renegotiation of a major vendor contract, a reduction in mainframe server lease charges as well as the completion of consulting work from fiscal 2005.
     General and administration expenses decreased from A$806 million in fiscal 2005 to A$793 million in fiscal 2006. This was driven by lower IT costs resulting from savings achieved in repairs and maintenance through continued infrastructure consolidation. The closure of an IT system and the decommissioning of an IT platform have also contributed to reduced IT related costs. Discretionary costs such as seminars and conferences, travel and entertainment costs have decreased in fiscal 2006 as a result of a strong focus on cost reduction. Legal costs have however risen in the year due to increased litigation and other legal work, especially around the C7 case (refer to note 27 of the annual report for further details), operational separation issues and various project initiatives.
     Other operating expenses increased from A$394 million to A$544 million during fiscal 2006 primarily due to the provision for restructuring of A$105 million raised in this category. Excluding the impact of the provision, our other operating expenses increased by A$45 million. This was largely driven by lower construction activity resulting in higher operations and maintenance activity being expensed.
     Property and IT rental expense decreased by 2.3% to A$559 million during fiscal 2006, mainly due to reduced PC leasing costs driven through a consolidation of server leases, which has enabled us to negotiate contracts at a more competitive rate. The decommissioning of an old IT platform and the consolidation of various vendor contracts have also contributed to the decrease in IT rental costs.
     Our promotion and advertising costs increased by 7.9% to A$356 million during fiscal 2006 mainly due to increased spend during the Commonwealth Games, as well as more marketing activity in the face of increased competition and efforts to stimulate revenue.
     Our impairment and diminution expense has increased from A$190 million in fiscal 2005 to A$329 million in fiscal 2006, mainly attributable to the retirement of a number of IT assets and increased costs associated with the cancellation of partially completed capital projects after a review of project direction as part of our transformation strategy. Also included in fiscal 2006 was a provision relating to business restructure of A$32 million. Our inventory write down expense also rose due to increased write-offs in our construction business, as well as the impact of our active promotion of mobile handsets, causing slow moving stock to be written off more quickly. This increase was partly offset by the decrease in our bad and doubtful debts, which decreased from A$150 million in fiscal 2005 to

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A$139 million in fiscal 2006. Improved credit management performance has led to lower provision requirements and write-offs, as well as fewer payments to external debt collection agents.
     Net foreign currency conversion costs represents the remaining foreign currency exposure after taking into account our hedging activities. The loss of A$2 million in fiscal 2006 compared with a gain of A$40 million in fiscal 2005 is mainly due to an A-IFRS accounting adjustment relating to the REACH capacity prepayment, which was processed in fiscal 2005.
Share of net (gain)/loss from jointly controlled and associated entities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%
     Our share of net (gain)/loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
     In fiscal 2005, we entered into an agreement with our joint venture entity, REACH, which included a commitment to fund half of REACH’s committed capital expenditure for a period until 2022. Under A-IFRS, this transaction was deemed to be part of our investment in REACH and resulted in equity accounted losses being recognised in fiscal 2005. REACH contributed A$102 million in equity accounted losses in fiscal 2005.
     The current year equity accounting gain has arisen after improved performance from our joint venture entity Xantic prior to its sale.
Depreciation and amortisation
     Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Depreciation	3,183	2,876	307	10.7%
Amortisation	904	653	251	38.4%

Total depreciation and amortization	4,087	3,529	558	15.8%

     Our depreciation and amortisation expense has risen by 15.8% to A$4,087 million in fiscal 2006. During fiscal 2006, we have undertaken a strategic review of the service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation by A$422 million mainly in relation to adjusting service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     Excluding the impact of the accelerated depreciation, our depreciation and amortisation grew by 3.9% to A$3,665 million, mainly attributable to:
•	growth in our communications plant asset base, which is consistent with our level of capital expenditure over recent years; and

•	consolidation of A$16 million of depreciation and amortisation expenses from our newly merged entity, CSLNW, along with the inclusion of a full 12 months of depreciation and amortisation expenses relating to entities acquired in fiscal 2005.

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Net finance costs

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Finance costs	1,002	963	39	4.0%
Finance income	(66)	(83)	17	(20.5)%

Net finance costs	936	880	56	6.4%

     Our borrowing costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile;

•	our interest payment profile; and

•	our level of cash assets (affects net debt).
     In fiscal 2006, our net debt levels increased from A$11,772 million to A$13,057 million. This increase was driven by our cash requirements to fund the payment of the fiscal 2005 final dividend and the fiscal 2006 interim dividend, both of which included a 14c per share ordinary dividend and a 6c per share special dividend. This level of dividend payments is higher than in previous periods and hence, required an increase in our borrowing levels.
     The higher level of net debt has driven an increase in our net finance costs despite the fact that our net cost of debt has declined marginally during the year. The reason for the decline in average cost of debt is that long term bonds which were issued at historically high interest rates are maturing and being refinanced at the current, comparatively lower, interest rates.
Income tax expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
Income Tax Expense	1,380	1,746	(366)	(21.0)%

Effective Tax Rate	30.3%	28.8%	—	1.5%
     In fiscal 2006, our income tax expense decreased by 21.0% to A$1,380 million. The primary driver of the reduction in tax expense is lower profits for the year compared to fiscal 2005.
     In fiscal 2006, the effective tax rate increased to 30.3% compared with the effective tax rate of 28.8% in fiscal 2005. The higher effective tax rate is due to a change in the taxation adjustments for items that have different treatments for accounting and taxation purposes, such as equity accounted FOXTEL losses and the depreciation of certain items of plant and equipment. In addition, the current year tax expense includes an amount for under provision of tax in the prior year that is A$34 million higher than the amount included in fiscal 2005 for under provision in fiscal 2004.
Major subsidiaries — financial summaries
     Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSLNW. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.

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Sensis financial summary

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Sales revenue	1,826	1,708	118	6.9%
Total income	1,827	1,708	119	7.0%
Total expenses	(917)	(863)	(54)	6.3%
EBITDA	1,001	908	92	10.2%
EBIT	910	845	65	7.7%
CAPEX	100	83	17	20.5%
EBITDA margin	54.8%	53.2%	—	1.6%

Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
     We are a leading provider of advertising and search services through our advertising business Sensis and its respective subsidiaries. Sensis provides advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
     The 6.9% increase in sales revenue to A$1,826 million during fiscal 2006 has primarily been driven by advertising and directories revenue as described in the Advertising and Directories product discussion. The growth in this area has been driven by good performance in White Pages and Yellow print and online. The inclusion of acquired entities in fiscal 2006 has also contributed to growth in the current year.
     Operating expenses increased by 6.3% due mainly to the following:
•	Labour expenses grew by A$18 million during fiscal 2006 due to organic growth of the workforce, redundancy costs and a A$10 million write back of a deferred expense provision.

•	Cost of goods sold increased by A$14 million after the inclusion of a full 12 months of results from Universal Publishers acquired mid way through fiscal 2005; and

•	Increased depreciation and amortisation expense by A$27 million after commissioning new software, the inclusion of amortisation for Universal Publishers and Adstream and the revision of certain software service lives as part of our transformation strategy.
     Cost management and growing yields and margins in print and online led to underlying EBITDA growth of 10.2% in fiscal 2006.
CSL New World Mobility Group financial summary
     In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS to form CSLNW. This transaction involved us exchanging a 23.6% share in CSL and receiving a controlling interest in the merged entity of 76.4%.
     CSLNW operates in the highly competitive Hong Kong mobile market and has delivered revenue growth in fiscal 2006 despite a difficult operating environment, characterised by significant market competition and local voice price erosion. CSL and New World PCS have retained their own brandings as they target different market segments. CSL remains Hong Kong’s premium provider of mobile voice and data services while New World PCS targets value conscious customers with a low cost business model. The merged entity provides a much broader customer base for growth.

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CSL New World financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	833	735	13.3%	4,831	4,308	12.1%
Total expense	(757)	(648)	16.8%	(4,145)	(3,583)	15.7%
EBITDA	240	217	10.6%	1,390	1,272	9.3%
EBIT	77	87	(11.5)%	686	725	(5.4)%
CAPEX	98	128	(23.4)%	568	755	(24.8)%
EBITDA margin	28.8%	29.5%	(0.7)%	28.8%	29.5%	(0.7)%

Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Amounts include three months of New World PCS in fiscal 2006.
     Total income increased by 12.1% or HK$523 million in fiscal 2006. The majority of the increase resulted from the inclusion of the New World PCS business from March 2006. This resulted in an 8.7% increase in total income year on year. The remaining revenue growth was driven by rising data, international voice, and prepaid revenues offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.
     Total operating expenses increased by 15.7% mainly due to the following:
•	the incorporation of costs after the merger with New World PCS;

•	increased subsidies as part of heightened promotional activity to drive sales; and

•	higher offshore outpayments associated with higher international voice revenues.
     Depreciation and amortisation expense increased as CSLNW is now carrying higher network assets due to the roll out of its 3G network. EBITDA increased by 9.3% or HK$118 million while EBIT decreased by 5.4% or HK$39 million due to the impact of higher depreciation.
     CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications. In February 2006, we announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and “infotainment” stations.
TelstraClear financial summary
     TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear and consolidated 100% of TelstraClear’s results from that date.

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TelstraClear financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	620	625	(0.8)%	693	676	2.5%
Total expense	(645)	(648)	(0.5)%	(713)	(695)	2.6%
EBITDA	111	112	(0.9)%	124	122	1.6%
EBIT	(25)	(24)	4.2%	(20)	(19)	5.3%
CAPEX	126	115	9.6%	141	125	12.8%
EBITDA margin	17.8%	18.0%	(0.2)%	17.9%	18.0%	(0.1)%

Note:	Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
     In fiscal 2006, revenue increased by 2.5% to NZ$693 million for the following reasons:
•	the full year impact of the national HomePlan offering in the consumer segment; and

•	the current year included the first whole year of Sytec Resources Limited and its controlled entities (Sytec) revenue after its acquisition in November 2004.
     These increases were offset by:
•	access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition in the market. This was moderated by growth in our customer bases in those segments; and

•	Internet revenues have declined, particularly in the second half, as reduced pricing plans have impacted yield in the consumer segment.
     Total operating expense increased by 2.6% to NZ$713 million due to the following:
•	an increase in outpayments due to higher revenue; and

•	a small increase in labour expenses driven by the inclusion of a full year of Sytec costs.
     TelstraClear’s acquisition of local ICT service provider, Sytec in November 2004 and its controlled entities was an important step to leverage TelstraClear’s existing service capability and provided growth and opportunities in this segment in fiscal 2006. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
REACH
     REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. We are the premier provider of international voice and satellite services in Asia via the operation and management of the most diverse high-speed network in the region.
     In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH.
     Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, we have previously been required to write down our investment, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/(losses) in relation to REACH are not booked in the Telstra Group results.

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     Fiscal 2006 operational performance of the business continued to track according to plan with a focus on consolidation of a new operating model. Data volumes continue to grow strongly and voice business volumes are stable. REACH has also recently signed a memorandum of understanding (MOU) with a consortium of entities to plan and develop a proposal to build an international undersea cable linking South East Asia with the United States of America. In addition, in October 2005, REACH announced the launch of the first stage of its international IP enabled Next Generation Network.
Cash flow

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Receipts from customers	25,229	24,526	703	2.9%
Payments to suppliers/employees	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2)%
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash provided by operating activities(1)	8,562	8,960	(398)	(4.4)%

Net cash used in investing activities(1) (see table below)	(4,012)	(3,766)	(246)	6.5%

Operating cash flow less investing cash flow(1)	4,550	5,194	(644)	(12.4)%

Movements in borrowings/finance leases	493	1,393	(900)	(64.6)%
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities(1)	(5,399)	(4,347)	(1,052)	24.2%

Net increase/(decrease) in cash	(849)	847	(1,696)	(200.2)%

(1)	Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.
Net cash provided by operating activities
     Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
     During fiscal 2006, net cash provided by operating activities decreased by 4.4% to A$8,562 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products. Our higher expense payments were mainly due to increased labour costs, in particular redundancy payments, our variable operating expenditure items that increase with revenue and our service contracts and agreements expenditure.
     In addition, our cash paid to the Australian Taxation Office was A$164 million higher in fiscal 2006 than in fiscal 2005 due to a low tax instalment rate requiring us to make a larger final tax payment in respect of fiscal 2005. The final payment in respect of fiscal 2005 was made in fiscal 2006.

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Net cash used in investing activities
     Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Switching	452	338	114	33.7%
Transmission	426	358	68	19.0%
Customer access	800	870	(70)	(8.0)%
Mobile telecommunications networks	1,043	497	546	109.9%
International assets	338	279	59	21.1%
Capitalised software	556	523	33	6.3%
Specialised network functions	237	291	(54)	(18.6)%
Other	340	377	(37)	(9.8)%

Operating capital expenditure	4,192	3,533	659	18.7%
Other intangibles	63	6	57	950.0%

Capital expenditure before investments	4,255	3,539	716	20.2%
Add: investment expenditure	48	590	(542)	(91.9)%

Capital expenditure and investments	4,303	4,129	174	4.2%
Sale of capital equipment, investments and other proceeds	(139)	(244)	105	(43.0)%
Proceeds from other investments	(86)	(76)	(10)	13.2%
Repayment of loans to jointly controlled and associated entities	—	37	(37)	—
Interest received	(66)	(78)	12	(15.4)%
Dividend received	—	(2)	2	—

Net cash used in investing activities	4,012	3,766	246	6.5%

     In fiscal 2006, our expenditure on operating capital, intangibles and investments amounted to A$4,303 million, an increase of 4.2% on the previous fiscal year. This growth was driven by our next generation network transformation program, which is part of our ongoing strategy of transforming the business.
     The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of minor decreases in customer access and specialised network functions. The drivers of our operating capital expenditure for fiscal 2006 were as follows:
•	higher domestic switching as a result of our fixed line transformation program, which involves building a new IP core and the next generation ethernet transmission network. Further expenditure was also incurred to cater for increasing demand for broadband ADSL and specialised wideband services;

•	higher transmission expenditure to support the new NEXT GTM wireless network and to provide capacity to support increased broadband demand for digital subscriber line (DSL) technology;

•	lower expenditure on customer access due to the achievement of operational efficiencies and the use of new IP ADSL technology at a lower unit cost;

•	significantly higher expenditure on our mobile networks, primarily due to two items: payments to Hutchison amounting to A$312 million for the purchase of a 50% share of its 3G 2100 network, acquired in fiscal 2005 with payments deferred until fiscal 2006 and fiscal 2007; and costs incurred in relation to the roll out of our NEXT GTM wireless network. Most of the expenditure incurred on the NEXT GTM wireless network relates to

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installing and updating our base stations to enable them to carry the new network. During fiscal 2006 we installed 3,500 base stations out of an intended long term program in excess of 5,000 base stations;

•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased Internet traffic with the United States;

•	marginally higher expenditure on capitalised software as we embark on a three to five year program of transformation projects. In this early stage of the program we have been through a process of rationalising and streamlining our software applications; and

•	lower expenditure on specialised network functions due to the postponement of a number of projects as we undergo a review to ensure that each project is aligned to our transformation initiatives. The expenditure we incurred during the year was mainly in relation to improving the reliability and robustness of the network and on improving the IP telephony network infrastructure platform.
     Our expenditure on investments and other intangibles amounted to A$111 million in fiscal 2006, compared with A$596 million in fiscal 2005. Investment expenditure was significantly higher in fiscal 2005 predominantly due to our acquisitions of KAZ and PSINet.
     In fiscal 2006 our cash payments for investments and intangibles resulted from the following items:
•	A$56 million for the acquisition of the TNS business assets and customer bases from our associated entity Keycorp Limited;

•	A$21 million for the acquisition of a further 25% of the issued share capital of Adstream Australia Limited, to increase our shareholding to 58% making Adstream a controlled entity;

•	A$5 million cash contribution to our joint venture entity FOXTEL; and

•	other minor investments.
     In fiscal 2005, our cash payments for investments resulted from the following items:
•	A$340 million for the acquisition of 100% of the issued share capital of KAZ;

•	A$124 million for the acquisition of 100% of the issued share capital of PSINet;

•	A$66 million for the acquisition of 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited; and

•	A$46 million for the acquisition of 100% of the issued share capital of Universal Publishers.
     Our proceeds from the sale of capital equipment, sale of investments and other proceeds amounted to A$139 million in fiscal 2006, compared with A$244 million in fiscal 2005.
     Our cash proceeds from asset sales in fiscal 2006 included the following:
•	the sale of our share of Xantic B.V. of A$89 million; and

•	sale of property, plant and equipment amounting to A$50 million.
     Our cash proceeds from asset sales in fiscal 2005 included the following:
•	the sale of our 1.7% shareholding in Intelsat Limited for A$69 million;

•	proceeds from sale of property, plant and equipment of A$68 million; and

•	the sale of our 5.3% shareholding in Infonet Services Corporation for A$65 million.
     During fiscal 2006 and fiscal 2005 we also received cash from other investment transactions. These included:
•	receipt of A$42 million as part of the settlement of the merger transaction with New World PCS in fiscal 2006;

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•	receipt of A$18 million from a share buy-back performed by Xantic prior to our disposal of our interest in Xantic in fiscal 2006;

•	receipt of A$16 million from our associated entity Keycorp, due to a return of capital in fiscal 2006; and

•	the redemption of the converting note issued by PCCW with a cash consideration of A$76 million in fiscal 2005.
     Our capital expenditure in fiscal 2007 is expected to be between A$5,400 million and A$5,700 million. This is significantly higher than our traditional expenditure levels which is largely due to transformational expenditure, including further construction of our new NEXT GTM wireless network, and upgrading our customer access network by delivering a new fixed line IP core in the 5 major capital cities.
     We also expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	further development of our broadband and online infrastructure to meet future growth;

•	providing telecommunications services to rural and remote areas; and

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements.
     We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
     Our net cash used in financing activities increased in fiscal 2006 by 24.2%.
     A significant portion of our net financing cash outflows related to the payment of dividends and, in fiscal 2005, a share buy-back. The amount paid to shareholders in fiscal 2006 was largely consistent with the combined amount paid by way of dividends and the share buy-back in fiscal 2005. In fiscal 2006, shareholders received the payment of two special dividends of A$0.06 each per share, amounting to A$1,494 million, one was the final dividend for fiscal 2005 and the other was the interim dividend for fiscal 2006.
     We also receive and repay significant amounts in relation to our borrowings to fund our working capital requirements and other business needs.
     The net increase in cash used in financing activities is due to higher dividends and a share buy-back in fiscal 2005, partially offset by a higher net level of proceeds from our debt issuances in fiscal 2005. Our net proceeds from debt were high during fiscal 2005 due to the refinancing of debt which matured during the year and our need to increase our level of liquidity to fund working capital.
     During the year, we received A$8,641 million in borrowed funds and repaid A$8,141 million. In fiscal 2005, we received A$7,416 million in borrowed funds and repaid A$6,007 million. This resulted in a net increase in cash of A$1,909 million over the two-year period, which assisted in funding the outflows from the payment of dividends and finance costs.

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Balance Sheet

	As at 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Current assets
Cash and cash equivalents	689	1,548	(859)	(55.5)%
Other current assets	4,190	4,034	156	3.9%

Total current assets	4,879	5,582	(703)	(12.6)%

Non current assets
Property, plant and equipment	23,622	22,891	731	3.2%
Intangibles — goodwill	2,073	2,037	36	1.8%
Intangibles — other	4,050	4,292	(242)	(5.6)%
Other non current assets	1,551	409	1,142	279.2%

Total non current assets	31,296	29,629	1,667	5.6%

Total assets	36,175	35,211	964	2.7%

Current liabilities
Borrowings	1,969	1,507	462	30.7%
Other current liabilities	5,917	4,905	1,012	20.6%

Total current liabilities	7,886	6,412	1,474	23.0%

Non current liabilities
Borrowings	11,409	10,941	468	4.3%
Other non current liabilities	4,048	4,200	(152)	(3.6)%

Total non current liabilities	15,457	15,141	316	2.1%

Total liabilities	23,343	21,553	1,790	8.3%

Net assets	12,832	13,658	(826)	(6.0)%

Equity
Telstra Entity	12,586	13,656	(1,070)	(7.8)%
Minority interests	246	2	244	—

Total equity	12,832	13,658	(826)	(6.0)%

     We continue to maintain a strong financial position with net assets of A$12,832 million as at 30 June 2006 and A$13,658 million as at 30 June 2005. The decrease in net assets in fiscal 2006 of A$826 million was due to an increase in total liabilities of A$1,790 million, offset by higher total assets of A$964 million.
     The movement in total assets of A$964 million was primarily due to:
•	cash assets decreased by A$859 million partially due to the proceeds on our EUR1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market. The current level of cash is more reflective of our normal cash holdings;

•	our property, plant and equipment increased by A$731 million, largely due to high capital expenditure on our network and our new fixed line IP core driven by our next generation network transformation projects;

•	other intangibles decreased by A$242 million, due mainly to the amortisation of our software assets exceeding expenditure on new software during the year as we rationalised and streamlined many of our software applications as part of our business transformation; and

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•	other non current assets increased by A$1,142 million mainly due to an increase in the actuarially determined value of our defined benefit pension asset.
     The movement in total liabilities of A$1,790 million was primarily due to:
•	total borrowings, current and non-current, increased by A$930 million. This increase reflected our need to increase our level of liquidity to fund our working capital and business requirements, along with two special dividend payments made during the fiscal year;

•	other current liabilities increased by A$1,012 million primarily due to an increase in our trade creditors and accruals, reflecting the large amount of activity, in particular construction activity, undertaken close to the end of the fiscal year. In addition, current and non-current liabilities include a provision for restructuring and redundancy expenses planned to be incurred as part of our transformation of the business mainly over the next two years; and

•	other non-current liabilities decreased by A$152 million primarily due to a change in our cross currency swap position in line with currency movements and our hedging requirements.
Liquidity and capital resources
  Capitalisation

	As at 30 June 2006
	A$ million	US$ million(1)
Cash and cash equivalents	689	511

Short term debt(2)(3)
Bank loans	111	82
Bills of exchange and commercial paper	1,457	1,082
Other loans	394	293
Finance leases	7	5
Derivative financial instruments (net)(4)	(9)	(7)

Short term debt	1,960	1,455

Long term debt(3)
Telstra bonds	2,613	1,939
Other loans (unsecured)	8,748	6,494
Finance leases	48	36
Derivative financial instruments (net)(4)	377	280

Total long term debt	11,786	8,749

Equity
Share capital	5,569	4,134
Reserves	(160)	(119)
Retained profits(5)	7,177	5,327
Minority interests	246	183

Total equity	12,832	9,525

Total capitalisation(6)	26,578	19,729

(1)	Translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	Includes the current portion of long term debt.

(3)	No borrowings are guaranteed by third parties. All of our significant borrowings were unsecured, except for finance leases which are secured, as the rights to the leased assets revert to the lessor in the event of default.

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(4)	The presentation of our short term and long term debt is consistent with note 18 to our consolidated financial statements, except for derivative financial instruments which are separately disclosed in note 16 and note 20 respectively.

(5)	On 10 August 2006, we declared a fully franked final dividend of A$1,739 million, payable on 22 September 2006. This dividend was not deducted from retained profits as at 30 June 2006 and was disclosed as a post balance date event, refer to note 34 to our consolidated financial statements for further detail.

(6)	Total capitalisation consists of short term debt, long term debt and equity, including minority interests.
     Cash and cash equivalents as at 30 June 2006 was A$689 million compared with A$1,548 million as at 30 June 2005. Cash and cash equivalents are predominantly held in Australian dollars. As at 30 June 2006, our total debt (including derivative financial instruments) was A$13,746 million compared with A$13,319 million as at 30 June 2005. After deducting cash and cash equivalents, net debt as at 30 June 2006 was A$13,057 million compared with A$11,660 million as at 30 June 2005. In fiscal 2006, the net debt position increased largely due to higher debt holdings to fund our working capital requirements. We believe our balance sheet continues to have strong capital settings.
     The majority of our total debt consisted of foreign currency denominated borrowings sourced from a variety of foreign currency markets. These borrowings are generally swapped into Australian dollars at draw down through to maturity to generate Australian dollar obligations. Our current borrowings (including derivative financial instruments) that mature in less than 12 months amount to A$1,960 million maturing within the fiscal 2007 year, representing approximately 14.3% of our total debt.
     As at 30 June 2006, we had access to A$625 million, HK$45 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements of approximately one year duration with ten major banks that fall due for renewal at various times throughout the year.
     We have four commercial paper programs with a total nominal borrowing capacity of A$2 billion, US$4 billion, EUR4 billion and NZ$0.5 billion (the New Zealand dollar facility is technically unlimited, but we estimate a practical limit of around NZ$0.5 billion based on the efficient capacity of the New Zealand market). In each case, we issue commercial paper through dealers on a quotation (non underwritten) basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2006, we had borrowed A$1,123 million under our Australian dollar facility and NZ$406 million under our New Zealand dollar facility. We had no borrowings under our United States dollar and Euro commercial paper facilities at year end. Generally, our facilities are operational unless we default on any terms applicable under the relevant agreements or we become insolvent.
     A key objective with our short term facilities is to provide ready and efficient access to substantial borrowings capacity in order to ensure that we can comfortably meet any reasonable unforeseen demands for funding. We have established commercial paper programs as outlined above that provide diverse and reliable sources of funding. The maturity of our total debt portfolio is generally structured in consideration of expected cash flows from business investments and activities.
     Our current liabilities are typically in excess of our current assets, as is common with most incumbent telecommunications companies. We had negative working capital of A$3,007 million as at 30 June 2006 compared with A$830 million as at 30 June 2005. We define our working capital as the difference between current assets and current liabilities. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. In addition, our commercial paper programs and standby bank lines provide us with readily available sources of liquidity at short notice when the need arises. As a result, these contributing factors and our existing working capital enables us to meet our present and future expenditure obligations, including the potential realisation of any contingencies, as required.
     In fiscal 2006, the increase in our negative working capital position to A$3,007 million was mainly due to a decrease in our cash and cash equivalents, together with an increase in our trade and other payables. The decrease in cash and cash equivalents was mainly due to a higher cash position at 30 June 2005 after the receipt of a substantial Euro borrowing late in June 2005, which generated a one off large cash surplus. This borrowing just prior to year

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end was not repeated in fiscal 2006. The increase in trade and other payables reflects additional accrued expenditure associated with the roll out of the NEXT GTM wireless network.
     In fiscal 2006, net cash provided by operating activities amounted to A$8,562 million compared with A$8,960 million in fiscal 2005. Operational cash flows continue to be our primary source of liquidity and generate funding for capital expenditure, investment acquisitions and dividend payments to our shareholders. Our operating cash flows continue to remain strong and relatively consistent each month. The major spikes in cash flows across our business arise from significant receipts such as asset and investment sales, and from significant outgoings such as the acquisition of large assets and investments, dividend payments and tax instalments. In general, we use our cash generated and other liquid assets, as well as our short term debt, to cover our major outgoings. Refer to “Operating and Financial Review and Prospects — Cash flow” for further discussion.
     The majority of our funding is generated by the operations of Telstra Corporation Limited, the parent entity in the group. As a result, we are not reliant on dividends from controlled entities for our liquidity needs. We are not aware of any restrictions on the payment of dividends apart from those specified in the Corporations Act 2001, common law requirements or through local jurisdictional obligations.
     During fiscal 2006, we undertook several new long term private placement borrowings that included:
•	a JPY5 billion loan that will mature in September 2013;

•	JPY1 billion, JPY4 billion and JPY3 billion note that will mature in November 2012, November 2015 and June 2016 respectively; and

•	a USD$20 million and USD$150 million note that will mature in December 2011 and December 2015 respectively.
     During fiscal 2005, we undertook several new long term borrowings that included:
•	a EUR500 million ten year bond that will mature in July 2014;

•	two A$500 million domestic bonds of eight and ten years duration that will mature in November 2014 and April 2015 respectively;

•	two NZD$100 million bonds of seven and ten years that will mature in November 2011 and November 2014 respectively;

•	a CHF300 million eight year bond that will mature in April 2013; and

•	a EUR1,000 million bond, comprising a EUR500 million tranche that will mature in June 2010 and a further EUR500 million tranche that will mature in July 2015.
     In future reporting periods, we believe capital expenditure will continue to be financed largely from our cash flow from operations. Maturing long term debt of A$401 million in fiscal 2007 is expected to be principally refinanced by new debt. While borrowings will increase in fiscal 2007 to fund our working capital requirements, including dividend payments, we continue to be confident of remaining within our financial parameters.
     Our borrowings profile is managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding our borrowings profile, refer to note 18 to our consolidated financial statements.
     Our activities result in exposure to a number of financial risks including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk. Our overall risk management program seeks to mitigate these risks and reduce overall volatility on our financial performance. We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation.
     We maintain a portfolio of derivative contracts to manage risks that arise from our business. The derivatives are principally forward foreign currency contracts, interest rate swaps and cross currency swaps. Under A-IFRS, these

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instruments are consolidated on our balance sheet. As at 30 June 2006, our net derivative financial instruments resulted in a net liability of A$368 million recorded in our consolidated financial statements.
     Our derivative instruments are managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding the nature, business purposes and importance of our derivative instruments, see “Quantitative and qualitative disclosures about market risk” and note 35 to our consolidated financial statements.
     Our credit ratings by the three major rating agencies are currently:

	Long Term	Short Term	Outlook
Standard and Poors	A	A1	negative
Moody’s	A2	P1	negative
Fitch	A+	F1	negative
     During fiscal 2006, Standard and Poors, and Moody’s Investors Service both adjusted their long term ratings down by one grade to reflect the decline in PSTN revenues, the uncertain regulatory outlook and the repositioning of target key financial parameters during the financial year (detailed below). All three rating agencies have Telstra on a negative outlook. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.
     We continually review our capital structure and associated financial flexibility in light of our environment, overall operating conditions and future outlook. Factors considered include:
•	the strength of our operating cash flows;

•	requirements for capital expenditure and investments;

•	access to funding from the capital markets;

•	our gearing and associated credit rating; and

•	the regulatory environment and its potential impact.
     The Board has approved a set of target levels for selected key financial parameters, which indicate comfort zones that we consider consistent with the financial flexibility required in light of our overall business and objectives. These parameters are continually reviewed and subject to change at any point. The parameters were last changed at our strategic review announcement on 15 November 2005 and are detailed below:
•	debt servicing of 1.7 to 2.1 times, representing our net debt divided by earnings before interest, income tax expense, depreciation and amortisation (EBITDA);

•	net debt gearing of 55.0% to 75.0%, representing net debt divided by total capitalisation (net debt plus equity); and

•	interest cover of greater than 7 times, representing EBITDA divided by net finance costs.
     Under our previous capital management policy, the Board intended to return an additional A$1,500 million to shareholders for three consecutive fiscal years ending fiscal 2007 through special dividends and share buy-backs, subject to us maintaining our target financial parameters. In November 2005 as part of our company wide strategic review, we decided not to proceed with the A$1,500 million capital return in the third year of the program. We are now directing those funds to our transformation program.
     During the two-year period, we returned the following additional capital returns to our shareholders, in addition to our ongoing ordinary dividends:
•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in March 2006 with our interim dividend for fiscal 2006;

•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in October 2005 with our final dividend for fiscal 2005;

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•	during fiscal 2005, we paid a special dividend of A$0.06 per share (A$746 million) in April 2005 with our interim dividend for fiscal 2005; and

•	during fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares in November 2004. The cost of the share buy-back comprised purchase consideration of A$750 million and associated transaction costs of A$6 million.
     It is the current intention of the Board to declare ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make their final decision on the future amount of dividends in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.
Contractual obligations and commercial commitments
     In the ordinary course of business we enter into agreements for the supply of products and services to support our business needs. While the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services under the relevant agreements. In addition, we are obligated to meet our long term debt requirements.
Contractual obligations and commercial commitments as at 30 June 2006

	Amount of Expiration per Period
	Total		Within	Within	Within	Within
	Amounts	Within	1-2	2-3	3-4	4-5	After
	Committed	1 Year	Years	Years	Years	Years	5 Years
	(In A$ millions)
Expenditure commitments:(1)
Property, plant and equipment expenditure	776	665	62	32	9	6	2
Intangible commitments	305	159	130	16	—	—	—
Non-cancellable operating leases(2)	1,530	424	290	201	139	118	358
Finance leases	55	7	7	7	4	2	28
FOXTEL commitments(3)	1,677	144	113	93	95	92	1,140
Other expenditure commitments	704	337	123	83	120	19	22

Total contractual obligations and commercial commitments	5,047	1,736	725	432	367	237	1,550

Long term debt obligations:(4)
Long term debt obligations	11,791	394	1,373	581	1,315	2,642	5,486
Unamortised discount	(36)	—	—	(2)	(2)	—	(32)

	11,755	394	1,373	579	1,313	2,642	5,454

Total contractual obligations and commercial commitments (including long term debt obligations)	16,802	2,130	2,098	1,011	1,680	2,879	7,004

(1)	The presentation of our commitments is consistent with note 26 to our consolidated financial statements.

(2)	In addition to our non-cancellable leases, we have commitments under cancellable operating leases amounting to A$356 million.

(3)	On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities. Refer to “Operating and Financial Review and Prospects — Related party transactions — FOXTEL” for further details. As a result, we no longer have a share of FOXTEL’s

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 commitments relating to digital set top box units, which reduced our share of the commitments by A$141 million.
(4)	Our long term debt obligations include the current portion of long term debt, however it excludes our derivative financial instruments and our finance leases. Our finance lease commitments are included separately in the above table. Additional details regarding the split of our long term debt obligations is provided in note 18 to our consolidated financial statements. Refer to “Liquidity and capital resources” for further discussion regarding our debt obligations.
     Our property, plant and equipment expenditure commitments mainly relate to committed expenditure to build and improve our networks, enhance our network software and meet our future hardware requirements. Our commitments for intangibles mainly relate to committed expenditure for future business software requirements and license obligations. Our commitments include expenditure relating to our transformation program.
     Our operating lease commitments primarily relate to lease agreements we have entered into for the following:
•	rental of land and buildings, over an average term of seven years;

•	rental of motor vehicles, caravan huts, trailers and mechanical aids over an average term of between two and twelve years, depending on the type of vehicle; and

•	rental of personal computers and related equipment over an average term of three years.
     Our finance lease commitments mainly relate to capitalised property leases and leases for IT equipment to support our client requirements for managed service solutions. In addition to our finance lease commitments, we have previously entered into US finance leases with several entities incorporated in the Cayman Islands relating to communications exchange equipment. We have provided guarantees over the performance of these entities under defeasance arrangements, whereby lease payments are made on our behalf by the entities over the remaining term of the finance leases. Refer to note 26 and note 27 to our consolidated financial statements for further details.
     The FOXTEL commitments primarily relate to our 50% share of the FOXTEL partnership’s commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. The minimum subscriber payments fluctuate in accordance with price escalation/reduction formulae contained in the agreements, as well as foreign currency movements. In addition, FOXTEL has other commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of certain commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.
     Our other expenditure commitments of A$704 million relate to various commitments for engineering and operational support services, information technology services and building maintenance. In particular, these commitments include the following items:
•	commitments relating to service contracts for general maintenance and support of our hardware and software;

•	commitments relating to the purchase of wavelengths to enhance our international operational capabilities, amounting to A$70 million;

•	commitments to provide our call centre partners with a minimum number of calls during the duration of our contracts with these partners, amounting to A$133 million; and

•	commitments for future sponsorship and advertising expenditure in our marketing area, amounting to A$44 million.
Off balance sheet arrangements
     As at 30 June 2006, we had provided indemnities, performance guarantees, financial support and other arrangements to various entities. Our off balance sheet arrangements include:
•	arrangements with our joint venture entities such as REACH, FOXTEL and the 3GIS Partnership; and

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•	guarantees over the performance of third parties incorporated in the Cayman Islands under defeasance arrangements, whereby finance lease payments for communications exchange equipment are made on our behalf by the third parties.
     The features and counterparties involved in our indemnities, performance guarantees, financial support and other arrangements are detailed in note 27 to our consolidated financial statements. We do not have any other significant off balance sheet arrangements, other than those disclosed in note 27 to our consolidated financial statements.
Related party transactions
     The following discussion summarises our significant transactions with related parties, other than our controlled entities and key management personnel. For discussion on our related party transactions with controlled entities and key management personnel, refer to note 33 to our consolidated financial statements.
REACH
     In fiscal 2001, we formed REACH, a 50/50 joint venture with PCCW Limited (PCCW), which merged our respective international infrastructure assets. REACH is a major carrier of international voice traffic. It provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. In addition, it also provides third party voice and satellite services to customers other than PCCW and us. Upon the formation of REACH, we agreed with PCCW to enter into contractual arrangements with the jointly controlled entity for the provision of voice, data and Internet connectivity services. We use these services primarily in connection with our retail international telecommunications business.
     Our purchases from REACH were A$198 million in fiscal 2006 compared with A$226 million in fiscal 2005. These amounts were mainly for both the purchase of, and entitlement to, capacity and connectivity services. The purchases were made in line with market prices. We also made sales to REACH for international inbound call termination services, construction and consultancy of A$61 million in fiscal 2006 and A$71 million in fiscal 2005. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
     During fiscal 2005, REACH made several improvements to its operating model including the decision that its data capacity would be consumed entirely by its shareholders. PCCW and Telstra continue to experience significant traffic growth in recent years, which will see both companies utilising virtually all of REACH’s capacity. REACH continues to provide its third party voice and satellite services to consumers other than PCCW and us.
     As part of these improvements, REACH allocated its international cable capacity between PCCW and us, via an indefeasible right of use (IRU) agreement. As consideration for the IRU, we discharged our rights under a previous capacity prepayment arrangement and the accrued interest on the prepayment. As a result, the total consideration amounted to A$205 million (US$157 million). For the Telstra Group, the IRU is deemed to be an extension of our investment in REACH resulting in the IRU having a carrying value of A$nil in the consolidated financial statements reflecting the recognition of equity accounted losses in REACH. Over the period of the IRU, we pay REACH an outsourcing fee for managing our cable usage on a cost plus mark up basis.
     As part of the acquisition of the IRU, we agreed to fund half of the committed capital expenditure that REACH is contractually obliged to pay to its capacity providers until fiscal 2022. We have recognised a provision in our balance sheet of A$52 million in fiscal 2006 and A$90 million in fiscal 2005. In fiscal 2006, the decrease in the provision was due to amounts drawn down by REACH for expenditure and the unwinding of the discount rate arising from the passage of time. PCCW has committed to fund the other half of REACH’s capital expenditure. In the event that PCCW fails to make the payments under their commitment, we have no obligation to fund PCCW’s share of the commitment.
     Together with PCCW, we previously bought out a loan facility owed to a banking syndicate by REACH and its controlled entity, Reach Finance Ltd. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable at the date of the transaction. We provide for the non recoverability of this receivable as we do not consider that REACH is in a position to repay the loan in the medium term. Due to the restructuring of our arrangements with REACH in fiscal 2005, the terms of the maturity were altered such that the facility is now an

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interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us.
     In addition, we previously agreed with PCCW to provide a US$50 million revolving working capital facility to REACH to assist it in meeting their ongoing operational requirements. Our share of this facility is US$25 million. Draw downs under this facility must be repaid at the end of each interest period and fully repaid by 31 December 2007. As at 30 June 2006, REACH had not made any draw down under this facility. We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
     The revised loan facilities and working capital arrangements in fiscal 2005 provided REACH with greater flexibility and a more viable capital structure. It also certified our ongoing ownership of this core infrastructure, ensuring that we have the continued capacity to meet our international carriage service requirements.
FOXTEL
     Our 50% owned pay television joint venture FOXTEL uses capacity on our HFC cable network. As part of the arrangements with our joint venture partners, News Corporation Limited, and Publishing and Broadcasting Limited, we are the exclusive long term supplier of cable distribution services for FOXTEL’s subscription television services in our cabled areas. We also receive a share of FOXTEL’s cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the “Information on the Company—Subscription television”.
     We have entered into arrangements with FOXTEL, whereby we are able to bundle and resell FOXTEL services to our customers, including pay television content, as part of our ongoing product bundling initiatives. Our purchases from FOXTEL of pay television services were A$250 million in fiscal 2006 compared with A$218 million in fiscal 2005. The increase in fiscal 2006 was primarily driven by growth in bundled FOXTEL subscribers. The purchases enabled us to resell FOXTEL services to our customers and facilitate product bundling initiatives. In fiscal 2006, we generated HFC cable related revenue from FOXTEL of A$84 million compared with A$65 million in fiscal 2005, which includes revenue for carriage services, cable installations and service calls. The increase in fiscal 2006 was mainly due to additional promotional activity which increased services in operation and a scheduled FOXTEL contract rate increase. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
     FOXTEL has other commitments amounting to A$3,354 million as at 30 June 2006 of which we have a 50% share amounting to A$1,677 million. The majority of these commitments relate to minimum subscriber guarantees for pay television programming agreements, as well as the partnership commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of the commitments for minimum subscriber guarantees and satellite transponder costs should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements. Our contingent liability as at 30 June 2006 amounted to A$1,531 million. During the two-year period, FOXTEL has continued to meet its obligations under these arrangements and as a result, we have not paid any significant amounts to meet the minimum subscriber guarantees and other FOXTEL commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations” and “Operating and Financial Review and Prospects — commercial commitments” and note 26 and note 27 to our consolidated financial statements for further information.
     Previously, FOXTEL entered into a A$550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders entered into an Equity Contribution Deed (ECD) whereby FOXTEL is required to call on a maximum of A$200 million in equity contributions in certain specified circumstances, as necessary, to avoid default of a financial covenant. These equity contributions are based on ownership interests and as a result, our maximum contingent liability is A$100 million. We have no joint and several liability relating to our partners’ obligations under the ECD.

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     On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the A$550 million syndicated facility previously detailed), and to enable it to meet future cash flow and expenditure requirements.
     The ECD entered into by us and FOXTEL’s other ultimate shareholders has been terminated. Under this new arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
3GIS Partnership
     During fiscal 2005, we established a joint venture partnership with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network (RAN) and fund network development. The H3GA RAN is the core asset of the joint venture, known as the 3GIS partnership. In return for 50% ownership of the asset, we paid H3GA A$450 million in instalments over two years ending 3 July 2006. We paid A$312 million in fiscal 2006 and A$22 million in fiscal 2005 for the acquisition of these assets. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables at 30 June 2006.
     During the two-year period, we provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by the 3GIS partnership amounting to A$14 million as at 30 June 2006 and A$32 million as at 30 June 2005. The loan is classified as a non current receivable in our consolidated financial statements.
Research and development
     Our research and development activities cover diverse areas of our business and focus on developing:
•	new competitive products for our customers;

•	product innovation and differentiation;

•	service quality improvements; and

•	long term strategic positioning.
     Our research and development expenditure includes amounts expensed in the income statement and amounts capitalised in software developed for internal use and property, plant and equipment. Items include:
•	research and development carried out directly by us in our research laboratories;

•	research and development expenditure contracted out by us, for which the resultant intellectual property is owned by the contractor;

•	research and development expenditure incurred in the development of certain software; and

•	support and other research and development expenditures.
     For the purposes of this 2006 Supplemental Information, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual expenditure is not determined until we complete our research and development assessment process in the following April of each fiscal year. For fiscal 2005, we estimated expenditure of A$148 million, which later was determined to be A$157 million. For fiscal 2006, we estimate that we have spent A$146 million. We have included A$23 million in fiscal 2006 and A$29 million in fiscal 2005 of this total amount spent in the income statement as research and development expenses.
     In future years, we expect our research and development to include expenditure on the following key activities:
•	broadband access provision (both fixed and mobile);

•	convergence of mobile and online services;

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•	IP networks; and

•	network and service management
Segment information
Business segments
     Our business is organised and managed by business unit, as described under “Information on the Company— Organisational structure”. This internal structure provides the initial basis for determining our business segments. Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to.
     The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, CSLNW is a business unit in its own right, and the International Head Office group is included with Strategic Marketing. For segment reporting purposes, these offshore operations are reported as part of a segment that we have called Telstra International.
     Our reportable business segments as at 30 June 2006 were:
•	Telstra Consumer Marketing and Channels;

•	Telstra Business;

•	Telstra Enterprise and Government;

•	Telstra Wholesale;

•	Sensis;

•	Telstra International; and

•	Telstra Operations.
     In addition, various business units that do not qualify as business segments in their own right have been aggregated into an “Other” category for segment reporting purposes. The ‘Other’ category consists of Telstra Country Wide®, Telstra BigPond®, Telstra Media and the Strategic Marketing business units, as well as our corporate areas. Please refer to note 5 to our consolidated financial statements for details of the major products and services provided by each of our business segments.
     During fiscal 2006, we have restructured our business segments as follows:
•	we created a new business segment named Telstra Business. The Telstra Business group was drawn from the Telstra Consumer Marketing and Channels (formerly known as Telstra Consumer and Marketing), Telstra Country Wide® and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business segment;

•	we created a new business segment named Telstra Operations. This group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support which moved from being reported within our corporate areas; and

•	we created a new business unit named Strategic Marketing. This group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels. This business unit forms part of the Other category.
     In addition, we restructured our existing business unit, Telstra Country Wide® during fiscal 2006. In prior years, our segment policy was to recognise the results of our consumer, small business, enterprise and some government customers residing outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and Northern Territory in the Telstra Country Wide® business segment. In fiscal 2006, the results of Telstra Country Wide® were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business units depending on the type of customer served.

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Analysis of segment results
     We have discussed the segment results of each reportable segment separately over the two-year period. A detailed discussion and analysis of the changes in revenue for each of our major product groups and principal operating expense categories is provided in “Operating revenue” and “Operating expenses” respectively.
     The following table provides a summary of our revenue and EBIT for each of our business segments. For additional detailed financial information on our business segment results, including intersegment revenues, see note 5 to our consolidated financial statements.
     During fiscal 2006, we changed our segment accounting policy on interconnection revenue. In previous financial years, our segment accounting policy was to recognise revenue relating to interconnection entirely in our Telstra Wholesale business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business segments to match the revenue recognised with the associated expense. As a result, revenue in Telstra Wholesale decreased by A$633 million and revenue increased in Telstra Consumer Marketing and Channels by A$500 million, Telstra Business by A$52 million and Telstra Enterprise and Government by A$81 million in fiscal 2005 to reflect this change in policy.
     We have restated all our comparative information to reflect the current reporting position as if all our new business segments and segment accounting policies existed in the prior year.
     For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues and segment expenses contained in the applicable accounting standard, where a reasonable allocation basis exists. Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments as outlined below. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting.
     Currently, sales revenue associated with mobile handsets for Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government are allocated totally to the Telstra Consumer Marketing and Channels segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to Telstra Business. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Telstra Consumer Marketing and Channels segment. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
     In addition, revenue derived from our BigPond® Internet products is recorded in the customer facing business units of Telstra Consumer Marketing and Channels, Telstra Enterprise and Government and Telstra Business. Certain distribution costs in relation to these products are also recognised in these business segments. Telstra Operations recognises expenses in relation to the installation and running of the HFC cable network. In accordance with our application of the definition of business segment per the applicable accounting standard, we have not reallocated these items to the Telstra BigPond® business segment.

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Segment summary results

	Year Ended 30 June
	2006	2005	2006/2005
	(In A$ millions)		(% change)
Revenue from external customers
Telstra Consumer Marketing and Channels	8,897	8,931	(0.4)
Telstra Business	3,053	3,099	(1.5)
Telstra Enterprise and Government	4,607	4,570	0.8
Telstra Wholesale	2,607	2,267	15.0
Sensis	1,826	1,708	6.9
Telstra International	1,450	1,360	6.6
Telstra Operations	226	161	40.4
Other(1)	106	85	24.7

Total revenue	22,772	22,181	2.7

Earnings/(loss) before interest and income tax expense (EBIT)(2)(3)
Telstra Consumer Marketing and Channels	5,721	6,248	(8.4)
Telstra Business	2,412	2,488	(3.1)
Telstra Enterprise and Government	2,706	2,812	(3.8)
Telstra Wholesale	2,693	2,283	18.0
Sensis	864	812	6.4
Telstra International	156	11	1,318.2
Telstra Operations	(4,175)	(3,371)	(23.9)
Other(1)	(4,909)	(4,351)	(12.8)
Eliminations	29	3	866.7

Total EBIT	5,497	6,935	(20.7)

(1)	Revenue for our “Other” segment primarily relates to revenue earned by Telstra Media for our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges. The Asset Accounting Group centrally manages all of the Telstra Entity’s fixed assets, including network assets. EBIT loss grew for the “Other” segment mainly due to increased deprecation and amortisation reflecting the strategic review of the service lives of our assets as part of the transformation strategy.

(2)	Most internal charges between business segments are charged on a direct cost recovery basis. For segment reporting purposes, transfer pricing is not used within Telstra. EBIT reflects our intercompany and external charges.

(3)	During fiscal 2006, we recognised a one off restructuring and redundancy provision of A$427 million to be incurred as part of the business transformation, as we have provided in this year for future restructuring. This provision was mainly recorded in Telstra Consumer Marketing and Channels of A$171 million and Telstra Operations of A$236 million.
Telstra Consumer Marketing and Channels
     Telstra Consumer Marketing and Channels revenue decreased by 0.4% to A$8,897 million in fiscal 2006. This segment experienced revenue increases in mobile services, primarily international roaming, mobile data usage and handset sales. In addition, strong growth in BigPond® broadband and pay television services were experienced due to increased marketing activities and improved retention of existing customers through bundling initiatives. Offsetting this growth in revenue was a decline in PSTN revenue as a result of competition, product substitution and decreased consumer usage.

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     Telstra Consumer Marketing and Channels EBIT decreased by 8.4% to A$5,721 million in fiscal 2006 driven by increased use of BigPond® broadband and a reduced use of high margin PSTN services. The change in customer mix and use of products and a continued shift to higher use of mobiles resulted in expense growth in mobile handsets, dealer costs, network payments and labour in line with revenue and customer growth in emerging products and services. In addition, EBIT was impacted by meeting competition and adjusting to customer needs in line with customer preferences, and one off costs associated with renegotiating dealer contracts and redundancy and restructuring costs resulting from our transformation initiatives.
Telstra Business
     Telstra Business revenue declined by 1.5% to A$3,053 million in fiscal 2006 primarily due to a decline in PSTN revenue. This segment experienced growth in mobile products including voice, data, MessageBank® and international roaming, which partially offset the decrease in PSTN revenues. In addition, Internet and IP products revenue grew in fiscal 2006 reflecting the increase in broadband subscribers.
     Telstra Business EBIT decreased by 3.1% to A$2,412 million in fiscal 2006 predominantly due to a decline in revenues and an increase in expenses. Expenses grew mainly due to a rise in network payments, cost of goods sold and other directly variables costs associated with product offerings. This segment continues to be adversely impacted by a change in product mix from higher margin products such as PSTN to lower margin products such as broadband.
Telstra Enterprise and Government
     Telstra Enterprise and Government revenue increased by 0.8% to A$4,607 million in fiscal 2006 due to strong growth in domestic information and communication technology (ICT) services, Internet and IP products, and offshore revenues. This increase has been partially offset by reductions in sales revenue from the underlying core carriage business, consisting mainly of a decline in traditional PSTN and ISDN revenues. This segment continues to experience change in usage patterns with traditional product usage migrating to alternative access offerings such as wireless, broadband and other IP product offerings.
     Telstra Enterprise and Government EBIT decreased by 3.8% to A$2,706 million in fiscal 2006 reflecting a changing product mix, which resulted in reductions in sales volumes of higher margin core access technologies, and growth in lower margin ICT services and offshore revenues.
Telstra Wholesale
     Telstra Wholesale revenue increased by 15.0% to A$2,607 million in fiscal 2006 driven by continuing demand for broadband and data services and an increase in wholesale basic access revenues. Telstra Wholesale experienced significant revenue growth in several products such as facilities access as a variety of carriers extend their DSL capabilities in preparation for building their own infrastructure via unconditioned local loop and spectrum sharing. Data and Internet service revenues also showed solid growth, which was mainly driven by wholesale broadband offerings and associated ISP related data carriage and transmission services. Growth in revenue was partly offset by a decrease in local call revenues due to ongoing product substitution to mobiles and broadband.
     Telstra Wholesale EBIT increased by 18.0% to A$2,693 million in fiscal 2006 driven by revenue growth and a decrease in expenses. The expense decline consisted of a decrease in Telstra Wholesale’s allocated share of domestic outpayments, reflecting lower rates and a decrease in international voice traffic expenses, which was assisted by an appreciating Australian dollar. Lower labour costs were due to the decrease in staff numbers as part of our transformation project and the movement of staff to other areas in Telstra as part of overall business restructure. In addition, service contract costs were lower due to the discontinuation of a number of contracted activities. The expense decline was partly offset by increased IT professional services costs driven by growth in system support and automation costs to deliver ongoing operational productivity and revenue growth.
Sensis
     Sensis’ revenue increased by 6.9% to A$1,826 million in fiscal 2006 driven by growth in White Pages® and Yellow® print and online services. Growth in Sensis’ emerging businesses included strong results from Whereis®

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and Mediasmart, and a full year of results for Universal Publishers. Overall, online sites continued their improved growth driven by rising usage and customer numbers, leading to increased yields. This growth was partially offset by a decline in revenue from classifieds driven by competition and economic weakness in the Sydney and Melbourne markets.
     Sensis’ EBIT increased by 6.4% to A$864 million in fiscal 2006 as the improved revenue was partly offset by growth in expenses. EBIT growth was supported by higher revenue, strategic re-alignment and a renewed focus on costs. An increase in labour expenses was attributable to growth in staff numbers, higher redundancy costs and a reversal of a deferred expense provision. In fiscal 2006, amortisation expense was also higher as a result of the revision of certain software service lives reflecting the transformation initiatives. For further information, refer to “Operating and Financial Review and Prospects — Sensis financial summary”.
Telstra International
     Telstra International revenue increased by 6.6% to A$1,450 million mainly due to the CSLNW merger partially offset by a small decline in revenues from TelstraClear. CSLNW revenues grew due to the inclusion of the NewWorld PCS business from March 2006, and rising data, international voice, mobile handset and prepaid mobile revenues partially offset by decreased local voice revenues reflecting sustained competitive pressure on prices. TelstraClear’s revenue primarily decreased as a result of adverse foreign exchange movements. TelstraClear recorded increases in revenue reflecting the full year impact of their national HomePlan offering in the consumer segment, and their controlled entity, Sytec after its acquisition in November 2004. The increase was partially offset by access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition, which was moderated by growth in our customer bases in those segments, and a decline in Internet revenues as reduced pricing plans have impacted business yield in the consumer segment.
     Telstra International EBIT improved by A$145 million to A$156 million due to increased EBIT in our International Head Office Group partially offset by a decline in the CSLNW and TelstraClear. The growth in the International Head Office Group was due to the sale of our shareholding in Xantic B.V. in fiscal 2006 and the recognition of a provision for Reach’s committed capital expenditure in fiscal 2005. Expenses increased in the CSLNW following the incorporation of costs after the merger with New World PCS, increased subsidies as part of heightened promotional activity to drive sales, and larger offshore outpayments associated with higher international voice revenues. In addition, depreciation and amortisation expense was higher due to the rollout of their 3G network. Expenses increased in TelstraClear due to larger outpayments due to higher revenue, and growth in labour expenses driven by the inclusion of a full year of Sytec costs. For further information regarding our significant offshore controlled entities, refer to “Operating and Financial Review and Prospects — CSL New World Group financial summary” and “Operating and Financial Review and Prospects — TelstraClear financial summary”.
Telstra Operations
     Telstra Operations revenue increased by 40.4% to A$226 million in fiscal 2006 driven by additional revenue received for maintenance activities, revenue for digital migration of FOXTEL subscribers from analogue to digital services and higher fees for overdue accounts. Operations revenue is essentially limited to cost recovery as afforded by regulatory and commercial arrangements. Product revenue is earned by the customer facing segments.
     Telstra Operations EBIT is a net cost as this segment does not recover all the costs it incurs on behalf other segments. This reflects our “one factory” approach to delivering the infrastructure, services and systems which support the customer experience. EBIT loss grew by 23.9% to A$4,175 million in fiscal 2006 due to significant redundancy and restructuring costs being recognised in the current year associated with our concerted effort to reduce staff numbers and planning for the transformation of our future business. Also, there were other one off transformation costs in the current year associated with the closure of old platforms and project write offs due to the cancellation of certain capital program initiatives. Additionally, expenses grew due to the increased sales activity of our growth products such as broadband, as well as increased costs associated with the FOXTEL digital expansion. The expense increase was partly offset by management’s continued focus on lower discretionary spending and cost reduction initiatives.

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Quantitative and Qualitative Disclosures about Market Risk
     The potential for change in the market value of our financial assets and liabilities is referred to as “financial market risk”. We sometimes enter into financial instruments to manage our exposure to financial market risk such as interest rates and foreign currency rates that arise as part of our normal business operations.
     Derivatives are financial instruments such as interest rate swaps, futures, foreign exchange forwards, options, and cross-currency swaps that derive their value from specified assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with Board-approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical business or balance sheet exposure.
We are exposed to interest rate risk due to our borrowings
     Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted, currency, interest rate, liquidity and debt portfolio maturity profiles.
     Our target currency is principally A$ matching our principal currency of operation. Our borrowings are derived both from A$ and foreign currency sources with foreign currency borrowings in most cases swapped into A$ at commencement through to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into A$, principally where they are used as natural hedges against our translation foreign exchange risk to offshore business investments.
     Where the actual interest rate profile on the physical debt differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust the net interest rate position towards the target. Our net debt portfolio includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as cross-currency and interest rate swaps).
     Our interest rate risk is assessed as the interest rate exposure on our total net debt portfolio, after offsetting any holdings of financial assets whose value is sensitive to interest rates and after applying related derivatives.
     The interest rates on a proportion (approximately A$3.1 billion equivalent face value) of our borrowings is subject to the possibility of a limited increase through “coupon step-up” clauses that would be triggered by credit ratings downgrades from Standard & Poor’s and/or Moody’s Investor Service. The interest rates on this debt will increase by 0.25% up to a maximum of 0.50% per annum if our minimum credit rating falls to A- or below (S&P) and A3 or below (Moodys) depending on the particular trigger points of each borrowing and the extent of the rating change. The interest rate increase will step-down again for some borrowings if the minimum credit rating was to subsequently increase above the previously mentioned trigger points. Our current ratings are A Negative Outlook (S&P) and A2 Negative Outlook (Moodys).
We have exposure to foreign currency risk due to our normal business operations and borrowings
     Foreign currency exchange risk arises from:
•	firm or anticipated transactions for receipts and payments for international telecommunications services settled in or dependent on foreign currencies;

•	purchase commitments for material and supplies with prices dependent on foreign currencies; investments (both business and financial) denominated in foreign currencies; and

•	borrowings that are denominated in foreign currencies.
     We manage the foreign exchange risk on the major part of our foreign currency-denominated borrowings by effectively converting them to A$ borrowings at drawdown by applying cross-currency swaps to maturity. Where foreign currency borrowings are used to hedge a specific underlying foreign exchange exposure, they are not swapped to A$ (e.g. to hedge financial investments in foreign currency-denominated securities and borrowings raised for offshore ventures).

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     Foreign exchange risks that arise from the purchase of goods and services are managed principally through the use of forward foreign currency derivatives.
     We manage our translation foreign exchange risk to offshore business investments with a combination of foreign currency denominated borrowings (either physical or synthetic) in the currency of the entity concerned and forward foreign currency derivatives. Our economic foreign exchange risk is assessed for each individual currency, calculated by aggregating the net exposure for that currency.
Our economic exposure to movements in market risks is assessed and measured on a market value basis
     Two methods used to assess and present our overall estimated market risk are:
•	sensitivity analysis; and

•	value-at-risk or “VaR”.
     These are undertaken to assess the potential impacts of adverse movements in the market value of the relevant portfolio at the reporting date as shown below. Since market rates move in both directions, these can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential for upside benefits.
Sensitivity analysis
     We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.
     The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates are assumed.
     For these reasons, the analysis may be conservative and may not represent likely market volatility since based on historical movements it is unlikely that there would in the future be a concurrent adverse movement across all factors.
     The numbers in the following tables represent market value movement in the areas concerned after all underlying exposures and related hedges are taken into account. Market value movements can contain profit and loss statement or balance sheet movements or a combination of both.
Adverse proportional movement of 10% across risk categories

	As at 30 June
Market Value Risk	2006	2005
	(A$m
	approximate)
Risk Categories
Interest rates	238	286
Foreign currency rates	264	118

Total	502	404

The foreign currency rate numbers include the translation exposure movements generated from our overseas investments which include CSL New World Mobility Group (“CSL New World”) and TelstraClear. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives. This sensitivity analysis assumes that the HKD and USD are free to move in opposite directions against the AUD (i.e., that the “peg”, where the HKD is held to approximately 7.8 to the USD, no longer is in place). If it is assumed that the HKD and USD peg continues and the USD and HKD both move in the same direction against the AUD, then the foreign currency sensitivity quoted in the table above drops from A$264m to A$152m.

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VaR
     VaR is used to assess the potential adverse economic outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities. This potential component is calculated using the current statistical volatility relevant to the particular instrument derived from representative market wide data.
     For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This one-month time horizon differs from many financial institutions who hedge for trading purposes and where a shorter one day period may be more appropriate. We consider a one-month holding period appropriate since our hedging activities are of a non-trading nature.
     The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5, these conversion factors assume that the portfolio continues with the same basic profiles such as maturity and debt mix. For example, the VaR monthly result for foreign exchange of $61 million converts to an annual equivalent of approximately $214 million. We derive the potential market value impact by applying historical volatility measures to the identified current market risk.
     Unlike the sensitivity analysis, our overall VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. This projection based on historical volatility is, however, only an estimation of future volatility. The actual future volatility may be substantially different.
     We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, Mercer Finance & Risk Consulting which is part of Mercer Human Resources Consulting Pty Ltd, which uses recognised market wide based data sets and volatility calculation methodology. The data sets comprise:
•	interest rate and foreign exchange rate volatilities; and

•	correlations between and within interest rates and foreign exchange rates.
     The simulation model determines the distribution of the market value of our debt portfolio and foreign exchange portfolio plus related hedges at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.
     The VaR is the difference between the median expected value of the portfolio and the value at the 99% confidence level assuming an adverse movement (i.e., there is a 1% chance that the result arising from an adverse movement will be more adverse than the VaR).
VaR

	As at 30 June
Market Value Risk — (One-month holding period)	2006	2005
	(A$m)
Risk categories
Interest rates	130	175
Foreign currency rates	61	32

Sub-total	191	207
Diversification effect(1)	(31)	(17)

Total	160	190

(1)	Equals the difference between the “total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently”.
     VaR calculations were undertaken for portfolio balances (which dynamically change throughout the year) at the end of each quarter during fiscal 2006. The following table shows the high, low and average amounts of the

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combined total portfolio of interest rates and foreign currency rates at these quarterly points through the year. Note that the compositions of the individual portfolios change throughout the year and that the high or low for each of the two component portfolios (i.e., interest rate or foreign exchange rate) may not arise at the same time that the overall combined portfolio is at a high or low value.
VaR analysis

	As at 30 June 2006
Market Value Risk — (One-month holding period)	High	Low	Average(2)
		(A$m)
Risk categories
Interest rates	172	130	148
Foreign currency rates	63	61	67

Sub-total	235	191	215
Diversification effect(1)	(35)	(31)	(37)

Total	200	160	178

(1)	Equals the difference between the” total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently.

(2)	The high and low quarterly portfolio is defined at the total portfolio level and therefore there may be instances where the average for individual risk categories is either higher than the high or lower than the low for that category.
     Additional information regarding our market risks is provided in note 35 to our consolidated financial statements.

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Information on the Company
History and development of the Company
     Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth to manage international telecommunications services. Since then, we have undergone many changes and been renamed several times as follows:
•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.
     We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the ASX and NZSX. A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999.
Organisational structure
     Our organisational structure has evolved over recent years to meet our business needs and the needs of our customers. The organisational structure currently consists of strategic business units and corporate centre business units as outlined below.
Strategic business units
•	Telstra Consumer Marketing and Channels is responsible for serving our consumer customers with our full range of products and services including fixed lines, mobiles, Internet access and pay TV services. It also has responsibility for mass marketing channels including Telstra’s call centres, Telstra shops and the dealer network.

•	Telstra Business is responsible for serving the needs of Australia’s small to medium enterprises with fixed line, mobile, broadband, as well as data and Internet solutions tailored for business.

•	Telstra Enterprise and Government is responsible for providing innovative ICT solutions to large corporate and government customers in Australia and New Zealand. It is also responsible for KAZ and TelstraClear. KAZ and Telstra service our Enterprise and Government customers’ IT needs. TelstraClear is New Zealand’s second largest full service telecommunications company, providing innovative market leading products and services to the business, government, wholesale and residential sectors. Telstra Enterprise and Government is also responsible for our Global Business operations, recently renamed Telstra International.

•	Telstra Country Wide® provides telecommunications and information technology services to customers in outer metropolitan, regional, rural and remote parts of Australia.

•	Telstra BigPond® is responsible for the management and control of our retail Internet products, BigPond® brand and marketing, services and content, contact centres, customer relations and associated functions, for broadband and dial-up delivery.

•	Sensis is our advertising, search and information services business. Sensis manages three important Telstra brands — YellowTM (formerly Yellow Pages®), White Pages® and Trading Post®, along with the CitySearch® online city guide, the Whereis® online, mobile and satellite navigation services, the GoStayTM print guide and

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complementary website, the sensis.com.au search engine, the Sensis® 1234 voice service, and the 51% owned SouFun investment, a real estate and home furnishings website in China.

•	Strategic Marketing is responsible for Corporate Strategy, Mergers & Acquisitions, and our overall marketing, pricing, brand, sponsorship, promotions and advertising direction. Strategic Marketing is also responsible for Telstra Asia, which manages our international interests in the region and directs our offshore strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non-core-assets and positioning us to capture high growth opportunities, particularly in China and South East Asia.

•	Telstra Media is responsible for our FOXTEL investment.

•	Telstra Operations has responsibility for the core or shared elements of our infrastructure and related support units. Using a “one factory” approach to improve our customer service delivery and customer satisfaction, the group includes Telstra Services, Network and Technology,Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management, Billing and the corporate Program Office. The Program Office identifies and prioritises opportunities for streamlining, implementing and coordinating all aspects of our transformation strategy.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market, including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also serves global wholesale markets to satisfy growing Internet and high bandwidth needs.
Corporate centre business units
•	Finance & Administration is responsible for corporate policy and support functions including finance, risk management and assurance, shared services for processing functions, treasury, company secretary, investor relations and other administration services. It is also responsible for the financial management of the majority of our fixed assets, including network assets.

•	Legal Services provides operational and strategic legal support and advice across Telstra, with lawyers from Legal Services serving clients in all strategic and corporate centre business units.

•	Public Policy and Communications manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate social responsibility (including the Telstra Foundation), corporate content on the Telstra website (www.telstra.com), Telstra’s website (www.now-wearetalking.com.au) and external relations. Its external relations responsibility includes government relations and regulatory positioning and negotiation, including assessment of regulatory risks, advice and counsel to business units, preparation of submissions to industry regulators, and the facilitation of regulatory compliance through advisory services and the management of a regulatory compliance assurance program.

•	Human Resources is responsible for developing and implementing our people, culture and capability strategy and providing strategic and operational support and advice to business managers about all human capital matters. This includes organisational design, culture change, employee engagement, leadership development, talent management, performance management, policy, employment, recruitment and health, safety and environment.
     A list of our controlled entities is provided in note 29 to our consolidated financial statements. Our jointly controlled and associated entities are listed in note 30 to our consolidated financial statements.
Marketing and customer service
     We use customer analytics to formulate marketing strategies based on customer needs. This provides a better understanding of customer behaviour and improved customer relationships. Overall, we believe needs-based marketing will provide us with a competitive advantage in the market.

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     Market-based management puts customers at the core of our business focus. We have conducted extensive research that informs us about customers’ needs, priorities and expectations. As a result of this knowledge, we have grouped our residential and small-medium business customers into segments which reflect their specific characteristics. This knowledge forms the basis of a relationship with our customers around which we organise our processes and procedures. Market-based management is used to formulate our marketing strategies for our various strategic business units, and to offer and deliver products and services tailored to customers’ needs across these business units.
Residential customers and small-medium businesses
     We have organised the management structures of Telstra Consumer Marketing and Channels and Telstra Business by those segments.
     We segment our residential customers based upon their usage and lifestyle patterns. We segment our smallmedium enterprise customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is used to tailor our marketing campaigns.
     This information on customers by segment is then used to tailor segment specific value propositions by product sets and applications, by channels and by service experience which results in microsegments around each of our product and service areas.
     We are also implementing customer relationship management (“CRM”) technologies to deliver these segment differentiated value propositions. The combination of detailed understanding of customer needs with CRM capabilities enables a customer to experience a personalised and meaningful experience at every touch point, from initial investigation of service through ongoing care.
     We enable customers to interact with us online, through door-to-door sales representatives, telephone sales channels and face to face via our account managed sales team, Telstra shops and Telstra licensed stores as well as indirectly through approximately 4,000 retail outlets nationwide in conjunction with our retail partners.
     We anticipate that changing from a product to a customer segment focus will enable us to uncover previously unseen growth potential as we drive segment-related benefits across product lines that were previously operated in silos.
Enterprise and government customers
     The Enterprise and Government customer base comprises some of our largest customers. All of Telstra Enterprise and Government customers are sophisticated users of ICT. We segment these customers into Integrated (Large ICT outsourcing customers), Multinational and Industry and Government customers with a predominant Trans Tasman or Australian domestic focus. Further customer segmentation in Industry and Government is on the basis of geography and industry verticals. The verticals include Retail, Finance & Insurance, Manufacturing, Media, Business Services & IT, Resource & Utilities, Health, Public Safety & Justice and Local Government. We provide account management and customised solution development along with enhanced service delivery. Our sales team takes a consultative approach with our customers, focusing on delivering enhanced business results through ICT solutions, leveraging the capabilities of KAZ, our ICT services arm.
     We have 20 offices around the world including Asia Pacific, Europe and the USA supporting the global telecommunications requirements of our multi-national customers and global service providers. We provide our customers with managed network solutions including Global WAN, Internet, Back-up and Storage, Security, Mobility, Enhanced voice solutions and more. Other value added solutions include managed CPE, network reporting, consulting, planning, project management and customer support seven days a week.
Regional, rural and remote customers
     Telstra Country Wide® was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. In 2003, this area was expanded to include outer metropolitan areas. In addition, the local management model was further extended in

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January 2006 to incorporate the metropolitan cities of Adelaide, Brisbane and Perth. Area General Managers are located throughout Australia to address the sales, marketing and service needs of our customers.
Wholesale customers
     Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 500 customers, including more than 400 ISPs (about 80 of which offer broadband digital subscriber line (“DSL”) services).
     Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market under their own brand.
Advertising customers
     Sensis provides advertising solutions to more than 400,000 Australian businesses (small and medium enterprises (“SMEs”) and large corporates) and Government through a network of print, online, voice and wireless services. Sensis also serves the advertising needs of personal sellers through its print and online classifieds business.
Products and services
     We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our total income by major product and service category and as a percentage of total income for the last two fiscal years. See also “Operating and Financial Review and Prospects” for a discussion of the performance of our products and services during the last two fiscal years.
Income by product and service category, including the percentage of total income contributed by each product and service category

	Year Ended 30 June
	2006		2005
	A$m	% of Total	A$m	% of Total
PSTN products
Basic access	3,318	14.4	3,362	15.0
Local calls	1,023	4.4	1,284	5.7
PSTN value added services	246	1.1	250	1.1
National long distance calls	913	4.0	1,013	4.5
Fixed to mobile	1,491	6.5	1,566	7.0
International direct	201	0.9	234	1.0
Fixed interconnection	286	1.1	309	1.4

	7,478	32.4	8,018	35.7

Mobiles
Mobile services	4,505	19.5	4,307	19.2
Mobile handsets	467	2.0	381	1.7

	4,972	21.5	4,688	20.9

Data and Internet services
Internet and IP Solutions	1,907	8.3	1,377	6.1
ISDN products	807	3.5	890	4.0
Specialised data	884	3.8	966	4.3

	3,598	15.6	3,233	14.4

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	Year Ended 30 June
	2006		2005
	A$m	% of Total	A$m	% of Total
Other products and services
Advertising and directories	1,711	7.4	1,585	7.1
Customer premises equipment	274	1.2	231	1.0
Payphones	104	0.5	121	0.5
Intercarrier services	351	1.5	290	1.3
Inbound calling products	449	1.9	449	2.0
Solutions management	989	4.3	931	4.1
Offshore controlled entities	1,745	7.6	1,611	7.2
Pay TV bundling	320	1.4	263	1.2
Other sales and services	759	3.2	741	3.3

	6,702	29.0	6,222	27.7

Total sales revenue	22,750	98.5	22,161	98.7

Other revenue (1) (excluding finance income)	22	0.1	20	0.1
Other income	328	1.4	261	1.2

Total income (excluding finance income)	23,100	100.0	22,442	100.0

(1)	Other revenue excludes finance income, which is included in net finance costs.
     Sales revenues are derived from domestic and international sales as follows:

	Year Ended
	30 June
	2006	2005
	%	%
Australia	92.3	92.7
Hong Kong	3.7	3.3
New Zealand	2.7	2.8
Other International	1.3	1.2
PSTN products
     PSTN includes basic fixed-line access, local calls, value added services, national long distance, fixed-to-mobile and international direct.
Basic Access
     Our Basic Access service includes installing and maintaining connections between customers’ premises and our Public Switched Telephone Network (“PSTN”) and providing basic voice, facsimile and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (“ISDN”) access and Asymmetric Digital Subscriber Line (“ADSL”) services.
     Along with basic access services, we provide handsets for sale and rental to help customers use our services more effectively. The latest rental phones have single button access to features such as 3-way chat, Messagebank®, call forward and SMS. We also develop products to assist our customers with disabilities. This ranges from the very popular “big button” phone to Teletypwriter (“TTY”) and TeleBraille products.

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Local calls (including PSTN value-added services)
     We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. The geographical reach of our untimed local call zones, combined with our packages, access and pricing offers, extend the value of our local call service. In addition, we provide value-added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
     We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are generally charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a fixed or capped price basis. We also offer options that let customers choose between a range of offers to suit individual needs, including the recent addition of subscription plans with included features and calls.
Fixed to mobile
     Fixed to mobile are calls made from our PSTN/ISDN to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration of the call and whether the call is to a Telstra mobile service. Calls made within a capped calling option are charged according to duration, time of day, day of week and terminating carrier. Capped calling offers predominantly apply to calls to Telstra mobiles.
International direct
     We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per-second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers. For more information regarding our arrangements with REACH, refer to “Operating and Financial Review and Prospects — International business ventures”.
Mobile telecommunications services
     We offer a wide range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
NEXT GTM Wireless Network
     In 2005, we announced that we would build a 3GSM 850 Mhz wireless network with our strategic partner Ericsson. We launched this network, called NEXT GTM, on 6 October 2006, and it provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
     Using multi-band handsets, customers will be able to access both our NEXT GTM wireless network as well as our existing 3GSM 2100 MHz network.
3GSM 2100
     Our existing 3GSM 2100 MHz network allows additional functionality such as video calling and higher speed data access within its coverage boundary while offering access to the GSM network and services outside of the 3G area. Our 3GSM 2100 MHz network sharing arrangement with Hutchinson covers over 50% of the Australian population in a number of mainland capital cities including Canberra.
GSM digital service
     Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage

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in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 140 countries and 300 networks.
CDMA digital service
     Our existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. The CDMA network will remain in place until our new NEXT GTM wireless service has the same or better coverage as CDMA and until at least January 2008. Our CDMA 1X technology service (“1XRTT”) which was Australia’s first commercial mobile network based on CDMA 1X technology was launched in December 2002. By the end of 2005, CDMA 1X, was made available across the entire CDMA network footprint of over 1.6 million square km covering around 98% of the population.
     We will continue to operate our CDMA network until our NEXT GTM wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008, and the software upgrades are complete and any necessary Government approvals have been obtained.
Telstra Mobile Satellite
     In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system which provides global mobile satellite phone coverage wherever there is a clear view of the sky. We have a service partner agreement to sell the Iridium service.
BigPond®
     We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® Dial-Up offers dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond® Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and wireless technologies.
BigPond® Mobile Services
     With BigPond® Mobile Services customers can browse and purchase a broad range of up-to-date information and entertainment. With a 3G video mobile, customers can access 3D games, receive news bulletins, stock quotes or sport scores, download ringtones, find directions, watch music videos and send and receive emails.
Wireless Broadband Expansion
     In August 2005, we introduced the BigPond® Wireless Broadband product and have expanded our CDMA 1xEVDO network to provide greater coverage for our Wireless Broadband customers. The BigPond® focus on the consumer market provides an addition to the existing business-oriented Telstra Mobile Broadband solution. These two products provide solutions for wireless broadband access. As we move towards closing our CDMA network, we plan to migrate customers from this service to the wireless broadband services provided over our new NEXT GTM wireless network.
Content services
     Telstra BigPond® provides online and mobile content services (including BigBlogTM and BigPond® Movies, BigPond® Sport, BigPond® Games, BigPond® Kids, News and BigPond® TV). These services include music, movies, games, sports entertainment, video on demand and DVD rental offerings. All of these services are available from BigPond.com.

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Internet and IP Services
     In addition to our BigPond® services, we provide new generation data and Internet services including:
•	business grade Internet solutions;

•	IP Solutions;

•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels;

•	Connect IP solution range which is a standardised, end-to-end, IP-based WAN offering that integrates network management and data connectivity with Customer Premises Equipment (“CPE”), allowing for seamless data transfer between customer sites; and

•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony and IP applications to our corporate customers.
Data Services
     We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services, as well as domestic and international frame relay and ATM products.
     Telstra Internet Direct also provides business customers with dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (“Gbps”).
     We also provide wholesale Internet access products for use by licensed carriers, ISPs and CSPs.
Other services
     We offer other data services, in some cases with business partners, including:
•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range);

•	e-commerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight through processing services;

•	Online Customer Management Facility (“OCMF”) providing a self-service capability for customers to manage user access to their IP networks;

•	Digital Video Network (“DVN”) initiative allowing our media customers to share content such as news or sporting arena access;

•	Managed Wide Area Networks services (“WANs”) including design, CPE sales and installation, network establishment and maintenance.
Advertising and directories
     We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis’ popular information services include YellowTM, White Pages®, Trading Post®, CitySearch® and Whereis®.
     The YellowTM print directory is Australia’s leading business directory, while White Pages® print directory maintains its position as a leading information source. The YellowTM and White Pages® print directories also feature comprehensive Information Pages, providing valuable information about emergency and community services, activities and resources within the area of coverage. The YellowTM OnLine site and the White Pages® OnLine site extend the print directory’s capabilities.

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     Whereis® maps and directions complement and combine with other Sensis products-including YellowTM OnLine and White Pages® OnLine directories, and the CitySearch® site-to deliver location orientated services across Internet and WAP channels.
     The CitySearch® site provides a range of editorial content, business listings and entertainment and event information in major cities around Australia.
     The Trading Post® is published throughout Australia, providing a classifieds service to most of the Australian population. In addition to print editions, the Trading Post® also has an online site located at tradingpost.com.au.
     During fiscal 2006, Sensis has continued to focus on developing and providing solutions to meet the needs of both consumers and advertisers. In April 2006, Sensis entered the travel and accommodation market with the launch of GoStayTM. With more than 5,500 ads and a national distribution to 3 million households, the GoStayTM print guide has the largest distribution of any printed Australian travel guide. Complementing the GoStayTM Accommodation Guide is a comprehensive website — gostay.com.au —where consumers can search, select and book and pay for accommodation at thousands of properties across Australia.
     In February 2006, Sensis became a majority shareholder of Adstream Australia. This has opened up new advertising options for Sensis’ small and medium enterprise (“SME”) customers, helping Adstream Australia’s customers reach a wider audience through the joint Sensis and Telstra online network, and extending Sensis’ advertising agency relationships to a much deeper level.
     On 31 August 2006, we purchased a 51 per cent shareholding in SouFun, a leading real estate and home furnishings web-site in China.
Wholesale services (including inter-carrier services)
     In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services;

•	broadband, IP backbone and traditional data services; and

•	both GSM and CDMA mobile products and services. Telstra Wholesale has advised customers of the closure of the CDMA network, with the earliest possible closure date being 28 January 2008.
     We also manage and deliver a range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end-user and product transfer. In addition, we provide a range of web-based business-to-business services to our customers.
Inbound calling products
     We offer inbound call services including:
•	Telstra Freecall® 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six-digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10-digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition;

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•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services; and

•	Phone Words, an inbound number derived from the alphabetic translation of a number, provided by 1300 Australia Pty Ltd.
ICT Solutions, Services and Outsourcing
     KAZ, a wholly owned subsidiary, partners with us in the market to service our medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and our telecommunications strengths gives us capabilities in the provision of end-to-end ICT services and solutions from within our own group of companies.
     The repositioning of KAZ over the past two years as our ICT Services arm has enabled the business to achieve revenue growth from services such as:
•	Applications development, management and maintenance;

•	Systems Integration: particularly focusing on the integration of our ICT solutions and partner applications in the client environment;

•	ICTand Business Process Outsourcing: covering servers, desktops, peripherals and other portable devices for some of Australia’s largest companies as well as non core business processes such as credit card processing and cheque processing;

•	ICT Consulting: designed to support our core business and focusing on ICT Strategy, Network Consulting & Integration, Mobility & Wireless and Security & Business Continuity as well as Information Intelligence and Business Process;

•	The provision of ICT services supporting our managed voice, data and mobility solutions including IP-based networks and IP Telephony; and

•	Managed IT Services: covering a range of solutions such as security, hosting, data centre management and managed storage.
     On 31 August 2006, we sold AAS, the superannuation administration business of our KAZ Group subsidiary to Link Market Services Limited for A$215 million. In addition, we took out A$35.5 million in cash from AAS prior to settlement. The transaction was completed after a competitive public sale process had been undertaken. A decision was made to sell AAS after it was determined that it was no longer strategic and not a core part of our business. KAZ continues to be a crucial part of our Information and Communication Technology strategy and service delivery.
Payphones
     We are the leading provider of payphones in Australia. As at 30 June 2006, we operated approximately 30,000 public payphones. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas.
Customer premises equipment
     As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and “calling number display” rental phones are available, making phones and phone features easier to use.
     We acquired the Converged Networks Group (“CN”) in March 2006. CN services the Western Australian market as Telstra Business Sales” exclusive franchise in Western Australia. CN’s principal product sets are Ericsson Enterprise (its core business) and more recently, IBM and Nortel. The acquisition effectively allows us to operate in our own right in Western Australia — rather than as a reseller to CN.

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Other sales and services
     The principal components of operating revenue that we record in other sales and services relate to information and connection services, external construction and various other minor products and services.
Subscription television
     We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (“PBL”) and The News Corporation Limited (“News Corporation”) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have also made programming commitments to FOXTEL. Each of these commitments expires in November 2008.
     FOXTEL is Australia’s leading provider of subscription television services, with over one and a quarter million subscribers (including our resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split approximately equally between those homes passed by our hybrid fibre co-axial cable (“HFC”) and those covered by a satellite distribution.
     FOXTEL DigitalTM offers customers access to around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (“EPG”), interactive sports and news applications and FOXTEL Box Office® (near video on demand). FOXTEL continues to enhance FOXTEL DigitalTM, launching new channels and interactive features, including additional news, sports and weather applications, as well as launching the FOXTEL iQTM in February 2005. The FOXTEL iQTM is a personal digital recorder (“PDR”) designed to change the way viewers watch television by enabling subscribers to record two programs simultaneously, even while watching a previously recorded program.
     Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.
     We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.
     FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations and commercial commitments” for further details regarding our exposure to these commitments.
     We also resell Austar United Communications Limited (“AUSTAR”) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.
     A discussion of competition in the subscription television services market is contained in “Competition — Subscription television”.
International investments
     Our major international investments include:
•	CSL New World Mobility Group, Hong Kong’s leading mobile operator of which we own 76.4%. It has around 2.6 million customers, equating to approximately 32% of Hong Kong’s mobile market. CSL New World Mobility has retained all CSL and New World brands thereby addressing all mobile market segments;

•	TelstraClear, our wholly-owned subsidiary, is the second largest full-service carrier in New Zealand. TelstraClear provides voice, data, Internet, mobile resale, managed services and cable television products

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and services to the New Zealand market. New Zealand is a an important market for our trans-Tasman customers, and this investment enables these customers to receive end-to-end services;

•	REACH, a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top carriers of international voice traffic. REACH operates and maintains or uses voice and data switching platforms, satellite earth stations and a network of over a network of over forty submarine cable and international satellite systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets;

Last year Telstra and PCCW reported a number of improvements to the REACH operating model, whereby REACH would provide voice and data services to the two shareholders in return for an outsourcing fee on a cost plus mark-up basis. This year has focused on a consolidation of the new operating model. Data volumes continue to grow strongly and voice business volumes are stable.

Telstra and REACH will continue to focus on a range of initiatives aimed at securing comprehensive international voice and data services at low unit cost; and

•	SouFun, a leading real estate and home furnishing website in China, which we purchased a 51 per cent shareholding in on 31 August 2006 as part of our growth strategy for Sensis.
     We also have a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, which owns and operates a fibre optic cable between Australia and Japan.
     Our 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) was divested in fiscal 2006.
Capital Expenditures and Divestitures
     For a discussion of the significant capital expenditures and divestitures we made in the preceding two-year period, refer to “Operating and Financial Review and Prospects — Cash flow”.
Research and development
     We continue to make significant investment in research and development. In fiscal 2006, the estimated spend was A$146 million. We review our project expenditure annually to determine its actual spend on research and development. The expenditure was determined to be A$157 million in fiscal 2005. For a detailed discussion of our research and development, refer to “Operating and Financial Review and Prospects — Research and development”.
Networks and systems
Transformation — Simplifying our infrastructure
Next-generation network (“NGN”)
     In November 2005, we outlined our plans to build a next-generation network and rationalise the more than 300 different network platforms provided by an array of vendors. On 7 August 2006 we announced that we had reached an impasse with the ACCC and as a result the FTTN component of the NGN remains on hold.
     Our current plan is to reduce our network platforms by 60% in three years and 65% in five years. As at 30 June 2006, we had capped or exited 48 of our network platforms exceeding our December 2006 target.
     Over the next five years the NGN initiative aims to remove network duplication and the high level of complexity by transforming our network infrastructure in Australia’s five major cities of Melbourne, Sydney, Adelaide, Brisbane and Perth. The transformation will include:
•	an Internet Protocol (“IP”) core network which will replace today’s dual cores and add new capacity, greater capability, improved reliability and lower cost per unit;

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•	an Ethernet network which will aggregate all traffic onto the new IP core supporting what we anticipate to be high throughput demands of next-generation applications and services;

•	a multi service edge, providing common services for customers regardless of access network and connectivity for business services including Frame Relay, ATM and Ethernet;

•	high capacity soft switch platforms which will support voice services and features over the common IP core, provide high capacity and high flexibility platforms.
     We believe the NGN will provide customers a simpler experience, fewer outages, faster services and a consistent experience across multiple devices and networks. This new network will also enable customer access to new and innovative services such as broadband Internet access many times faster than current speeds, multi-channel TV delivered over the Internet and video conferencing.
     This “next-generation network” will continue to be monitored and supported through a largely centralised global operations centre, which has a recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster.
Mobile telecommunications networks
     We currently own and operate two mobile network platforms, GSM and CDMA. Together, these cover around 98% of the Australian population and serve more than 8 million SIOs. Through CSL New World Mobility Group we also operate mobile services in Hong Kong.
     In November 2005, we committed to simplify our Australian mobile infrastructure and announced the plan to build a national 3GSM 850 MHz wireless network and, therefore, remove duplicate cost of maintaining and upgrading two networks. We launched our 3GSM 850 MHz or NEXT GTM wireless network on 6 October 2006.
     The NEXT GTM wireless network operates on our GSM platform and uses the 850 MHz radio frequency spectrum. The GSM platform will provide access to higher data speeds, better applications and provide economies of scale. The CDMA network will remain in place until the national NEXT GTM wireless network has the same or better coverage than the CDMA network coverage and until at least January 2008. The new network provides coverage to 98% of the Australian population.
     Our GSM digital network operates in the 900MHz and 1800MHz spectrum bands. As at 30 June 2006, our GSM network had approximately 4,750 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with just under 500 new base stations established in fiscal 2006.
     Our existing 3GSM service operates in the 2100 MHz spectrum band and with multi-band handsets it is compatible with our NEXT GTM wireless network.
Other current networks & infrastructure
Transmission infrastructure
     Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 4 million kilometres of optical fibre. Our major transmission routes incorporate Synchronous Digital Hierarchy (“SDH”) technology.
     Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH utilises satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

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Public Switched Telephone Network (“PSTN”)
     Our PSTN or fixed network supports voice, facsimile and dial-up data products and we continue to deploy new infrastructure as residential and business areas expand.
     Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage, overcome by our innovative application of a range of modern technologies. Some 286 digital switching nodes connect customers with each other through a combination of copper, fibre optic, radio and satellite technologies.
     Our network supports a range of switch features which include features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (“VPN”). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.
     The PSTN supports many operator assisted service products such as directory assistance and CallConnect. We are planning to enhance these services with higher levels of automation including the latest in advanced voice recognition technology. The PSTN is also Australia’s lifeline to Emergency 000 services.
     Our PSTN infrastructure in the five major capital cities is expected to evolve over the next five years, from the current technologies to increasingly utilising an IP core network and IP access switching to replace our traditional exchanges.
     We utilise CDMA-based wireless local loop technology in regional Australia as part of our contract with the Commonwealth to improve communications in extended zones. With the deployment of 3G mobile network technology we will have a similar capability after the CDMA network is phased out in early 2008 to ensure continuation of this type of service. In more remote areas satellite will continue to be used for providing calling and internet services.
Integrated Services Digital Network (“ISDN”)
     ISDN is a flexible, switched digital network. The integrated nature of this network means that ISDN can support many applications at the same time while using a single access point to the network, including traditional telephony as well as various data applications such as videoconferencing, Internet access and EFTPOS.
     The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end-to-end digital connection that allows us to deliver minimum 64Kbps connections to customers.
Intelligent Network (“IN”) platforms
     We operate a number of IN platforms that support a range of services across fixed, mobile and messaging services including:
•	inbound services such as Telstra Freecall® 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard®);

•	prepaid cards (Phoneaway®, Say G’day®);

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.

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     Our inbound services are important to our major business customers because they support their call centre and customer service operations. Our Contact centre enablement services, include network-based speech recognition, interactive voice response solutions, computer telephony integration and advanced call routing services.
Data networks
     We operate a number of data networks including a:
•	Switched Data Network (“SDN”);

•	National Transaction Switching Network; and

•	Digital Data Network (“DDN”).
     Our SDN comprises approximately 857 switches linked to access multiplexers at more than 130 sites around Australia. It is the backbone for numerous IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.
     Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our wholesale customers use the SDN as an element of their own retail offerings.
     Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.
     Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (“DAR”) products.
     In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network.
     The DDN and SDN will be replaced and customers migrated to new products as part of our transformation strategy.
Internet Protocol / Multiprotocol Label Switching (“IP/MPLS”) networks
     We operate a national Internet full IP routed network, which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond® Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.
     We also operate an MPLS (Multiprotocol Label Switching) based Routed Data Network (“RDN”) which supports both our internal IP network as well as our suite of IP Products under the name of IP Solutions. The RDN is also used to deliver IP Metropolitan Area Network (“IPMAN”) and Ethernet MAN services along with our interstate IP Wide Area Network (“IPWAN”). We offer a Government IP solution providing a direct fibre-based IP Network for use by Government agencies in Metropolitan and regional locations.
     The RDN supports the delivery of retail and wholesale Ethernet based products nationally.
     As part of the transformation, our Internet backbone network and the RDN will be replaced by a single IP/MPLS core.
IP Voice Solutions
     We have provided a hosted open-standards IP Telephony solution for our corporate customers since 2003.

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     The IP Voice Solutions are delivered using a common Internet Protocol network utilising a Next-generation Network architecture.
Broadband network
     We deliver broadband capability through HFC, ADSL, Wireless and satellite services. Our HFC broadband network passes approximately 2.8 million homes and businesses. The optic fibre component of this broadband network consists of two forward and one return path fibre. The HFC network is designed to provide two-way transmission for interactive services and high-speed data downloads, currently up to 17Mbps via BigPond® Cable Extreme service.
     ADSL is a broadband technology using the existing copper line technology that also delivers PSTN services. ADSL deployment commenced in August 2000 and we achieved our target coverage for fiscal 2006 with over 2,300 ADSL enabled exchanges sites.
     We also offer satellite broadband services via both a two-way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable, ADSL or Wireless.
Digital Video Network
     Our Digital Video Network is an optical fibre network used by video broadcasters and aggregators for the transmission and distribution of their content. The capabilities of the network allow for seamless sharing of content between approved broadcasters as well as transmission of the content by means of high grade encoding techniques.
Electromagnetic energy (“EME”)
     Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (“ARPANSA”) and the World Health Organisation (“WHO”) for overall assessments of health and safety impacts of EME. The current consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.
     We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to protect the health and safety of the community and our employees.
     Together with other Australian mobile carriers, through the Mobile Carriers Forum (“MCF”), we have implemented a process to help ensure compliance with the Australian Communications Media Authority (“ACMA”) electromagnetic radiation framework and the Australian Communications Industry Forum (“ACIF”) code of practice for radio communications infrastructure deployment. We developed tools to assist compliance, such as the National Site Archive and National Antenna database, which have been adopted by the MCF.
     We have developed base station EME software that calculates environmental emission levels in a matter of seconds. Our RF-MAPTM software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAPTM software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.
     We are also active participants on national and international EME standards bodies and research institutions.

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Property, plant and equipment
Overview
     A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. As at 30 June 2006, we owned 5,233 freehold sites and occupied 8,870 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which are discussed in “Operating and Financial Review and Prospects-Contractual obligations and commercial commitments”.
Land access powers and immunities
     The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited specific activities involving inspection and survey of land, maintenance of facilities and installation of “low impact” facilities as prescribed by the Telecommunications Low Impact Facilities Determination 1997. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the network-related activities are to occur in areas of indigenous cultural heritage or on land where native title exists the relevant stakeholders are consulted. In areas of environmental significance, the Department of Environment and Heritage are also consulted and notified. The consultation period must be considered when determining activity timeframes. We have comprehensive land access procedures and systems to enable staff and contractors to comply with relevant legislation when undertaking network related activities.
Environmental issues
     Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We manage the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to minimise the potential impacts of environmental incidents. New equipment undergoes an environment assessment before being implemented into the network. Sites to be divested undergo environmental assessment and, if appropriate, remediation, prior to sale.
     We are aware of no current significant environmental issues that impede the utilisation or integrity of our network operation.

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Legal Proceedings
C7 litigation
     In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties (“the respondents”) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast the Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the “Broadband Cooperation Agreement”) and other matters.
     Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around A$1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order for damages or legal costs affecting us, the liability arising from that order may subsequently be apportioned between the relevant respondents, with us bearing only a portion of the total liability. Final oral submissions were completed in early October and we are awaiting judgement. In light of the progress of this case to date, we consider that it is unlikely to have any material effect on our overall business or financial position.
Shareholder class action
     In January 2006, a shareholder commenced a representative proceeding in the Federal Court against us. The statement of claim alleges that we breached the Corporations Act and the ASX Listing Rules between 11 August and 7 September 2005 by failing to disclose to the ASX or in our fiscal 2005 full year accounts (1) that our CEO, Mr Trujillo had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure, (2) that our CEO had forecast a significant and accelerating decline in our PSTN business, and (3) that we had communicated these matters to the Commonwealth. The claim seeks orders for compensation for the class of shareholders who bought shares between 11 August and 7 September 2005. The proceeding is at an early stage, and is considered unlikely to have any material effect on our overall business or financial position. We are vigorously defending the claim.
Competition notice regarding line access
     Refer “Regulation — Conduct regulation”.
Other
     We are also involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.
     We do not consider that there are any current proceedings that could materially adversely affect our overall business or financial position.

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Employees
     We are one of Australia’s largest employers. As at 30 June 2006, the Telstra Group employed 40,996 full-time employees. We also engage employees under flexible work arrangements including casual, supplementary and part-time employees. As at 30 June 2006, the Telstra Group had engaged the equivalent of 3,456 full-time employees under these flexible arrangements. In total, as at 30 June 2006, the Telstra Group’s full-time equivalent (FTE) employee total was 44,452 which is 1,775 less than at the same time in 2005, where the equivalent FTE employee number totalled 46,227.
     We also use contractors and agency arrangements to round out our total workforce. Including IT contractors, non-IT contractors, staff on agency arrangements, full-time employees and employed equivalents, we had a total workforce of 49,443 as at 30 June 2006 and a total workforce of 52,705 as at 30 June 2005.
     More than 90% of our employees work in Australia. However, we also have international interests, with employees in New Zealand, Asia and other locations as follows:

	As at 30 June
	2006	2005
New Zealand	1,395	1,508
Asia	1,884	1,060
Other	233	298
     The following table summarises full-time employees and equivalents in Australia and overseas for the past five financial years:

	As at 30 June
	2006	2005	2004	2003	2002
Full-time Australian based employees of the Telstra Group	37,599	39,680	35,774	36,781	40,084
Full-time equivalent total for the Telstra Group	44,452	46,227	41,488	41,620	44,595
Superannuation
     Our employees receive superannuation contributions that are either more generous than or comply with our legal obligations. The majority of our Australian employees are members of the Telstra Superannuation Scheme, our default fund, or in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme. Refer “Relationship with the Commonwealth — The Commonwealth as shareholder”.
     During fiscal 2006, we implemented Choice of Superannuation Fund in accordance with the legislation, which came into effect in July 2005. While the legislation allows for certain categories of our employees to be exempted, we extended this flexibility to as many employees as possible, subject to other legislative restrictions.
Employee Relations
     In September 2005, a new Enterprise Agreement (“EA”) was certified by the Australian Industrial Relations Commission. This EA covers approximately 50% of our employees, has a nominal expiry date of September 2008 and provides pay increases of 2.5% each year over a three-year period.
     Amendments to the Workplace Relations Act 2006 (Work Choices) were enacted on 27 March 2006. We have adjusted relevant terms and conditions of employment in accordance with the new Work Choices requirements.
Occupational Health and Safety
     We believe that the successful prevention of work-related injury and illness is achieved through a balance of robust management systems, engaged employees and committed managers. Telstra Care, our health and safety management system, focuses on leadership in safety, together with measurable accountabilities, through all levels of management. Each year we undertake an extensive schedule of occupational health and safety audits with the aim of continually improving safety at work. For the last nine years, the results have shown year-on-year improvement, which has a high correlation to our decrease in Lost Time Injuries.

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     Under our Telstra Care health and safety management system, in fiscal 2006 we have:
•	completed more than 57 external occupational health and safety audits across office and field based areas throughout Australia, taking the total to over 723 since the audit program commenced in December 1997;
•	included in this are 8 audits of our contractor management systems
•	further enhanced and simplified our successful office health, safety and environment planning to assist managers in achieving safe workplaces;
     As a result of the continuous improvement through the Telstra Group’s activities, during fiscal 2006:
•	Lost-Time Injuries (“LTIs”) reduced by 21% to 157;

•	The 12 month moving average of Lost-Time Injury Frequency Rate (measured by the number of LTIs per million hours worked) reduced from 3.2 to 2.7; and

•	The number of open claims has been reduced to 1796. This is a significant milestone as it is the first time since 1988, when we became a self-insurer that the number of open claims has fallen below 2000.
     In line with Commonwealth OHS Reporting, the following work-related incidents were reported in fiscal 2006:
•	42 employees were absent from work as a result of an incident for more than a month;

•	68 employees required emergency medical treatment or treatment in a hospital; and

•	201 dangerous occurrences were reported. These are work-related incidents that could have caused death, serious injury or incapacity to a person, but did not. Notably, we have a policy of reporting incidents quickly and often investigation reveals that the potential severity of an incident was less than initially estimated.
     Our focus is to rigorously identify the risks to our people and to manage those risks appropriately.
Annual general meeting
     Telstra’s annual general meeting will be held on 14 November 2006. The following items of business will be considered at that meeting:
•	Chairman and CEO presentations;

•	Remuneration Report;

•	discussion of financial statements and reports;

•	election and re-election of directors; and

•	proposed new constitution
     In its notice of the annual general meeting, the Telstra Board recommends the re-election of the four serving directors, and does not recommend the election of the five external candidates, including Mr Geoffrey Cousins.
     Due to the timing of the Global Offering, purchasers under the Global Offering will not have the right to attend and vote at Telstra’s annual meeting on 14 November 2006 unless they are existing shareholders.
     At the time of the annual general meeting, the Commonwealth will hold approximately 51.8% of Telstra’s shares.
     The Commonwealth expects to exercise its voting rights at the forthcoming annual general meeting on 14 November 2006 in the following manner:
•	to support the resolution that the remuneration report be adopted;

•	in relation to the election and re-election of directors, to vote for Mr Macek, Dr Stocker, Mr Willcox, Mr Zeglis and Mr Cousins and to vote against Mr Vogt, Mr Mayne, Mr Cooper and Mr Kenos; and

•	to support the special resolution to adopt a new constitution.

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Competition
Overview
     Telstra operates in a number of highly competitive markets. There is no restriction on the number of carriers or carriage service providers (“CSPs”) in the Australian market, or on the types of products and services they may supply. Many of our competitors are subsidiaries of large, foreign-owned multinationals. Their presence in the Australian market, along with a myriad of smaller players (notably hundreds of ISPs), contributes to rigorous competition. There is not only competition within specific product offerings, but between them, as customers are substituting one method of communication for another, such as mobile for basic access at home. While the overall communication market has grown in size, our market share has declined due to competition. Further, the traditionally high-margin PSTN market is shrinking.
     In summary, as at 30 June 2006, we estimate our retail market shares in the products and services we provide to be as follows:

	Retail Market Share
	2006	2005	2004
Basic access services	71%	73%	75%
Local calls	71%	73%	74%
Domestic long distance minutes	63%	62%	65%
International long distance minutes	50%	51%	52%
Mobile services(1)	43%	45%	46%
Internet services (retail broadband)(2)	44%	41%	41%
Data revenue(3)	62%	62%	64%
Subscription television services(4)	60%	60%	58%
Sensis advertising(5)	N/A	13%	13%

(1)	Based on Telstra, Optus, Vodafone and Hutchinson data.

(2)	Retail broadband includes BigPond® Broadband and retail business broadband services like Telstra Mobile Broadband, Internet Direct and Hyperconnect.

(3)	Excludes ISDN but includes some wholesale revenues.

(4)	FOXTEL excludes services provided on a wholesale basis to other providers such as Optus TV.

(5)	2006 data not available as of the date of this 2006 Supplemental Information. Figures are for 31 December.
Basic access and local calls
     Historically, we faced limited competition in basic access and local calls services. Today we compete for business and residential customers primarily in large cities, because our competitors have built networks or have access to networks in those areas. Local number portability has contributed to facilities and network-based competition. We also face increasing competition from fixed Voice over Internet Protocol (“VoIP”) call operators.
National long distance and international services
     Our market share for national long distance and international telephone services has been eroded by fierce competition as competitors build switching and build or lease transmission capacity. In most cases, the PSTN originating and terminating access is purchased from us on a wholesale basis. We also compete in this market with a number of operators who sell international calling cards direct to the public via retail outlets.
Mobile telecommunications services
     The mobile telecommunications market is highly competitive. Optus, Vodafone and Hutchison own networks, and several CSPs specialise in the resale of mobile services. We estimate that market penetration as of 30 June 2006 was 96%. The rate of growth in voice services in operation is slowing considerably. Mobile service providers are

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looking to future growth in revenue from high speed data usage by existing subscribers. We expect that our new high speed NEXT GTM wireless network will provide differentiation in the mobile market, through greater coverage, faster speeds and new value-added services.
     Spectrum is required for mobile services and is auctioned by ACMA from time to time. Limits may be imposed upon the amounts of spectrum we or other bidders may purchase.
Data access services
     The Australian data access market is competitive. Customer demand for new growth data services based on DSL, Ethernet or IP-based solutions is increasing. Competition is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are offering Voice over DSL (“VoDSL”) and in the future will likely offer integrated voice and data bundles. Nine of our competitors have outlined for consideration a model to build a jointly owned FTTN network to deliver broadband services to a large number of customers. The Commonwealth has announced a A$878 million scheme to subsidise Internet service providers to supply broadband services in regional, remote and rural Australia. This scheme is likely to increase facilities and network-based competition.
Internet access services
     The ISP market in Australia is diverse and highly competitive with over 700 ISPs, ranging in size from very small to substantial. For Internet access services, differentiation includes quality of service, price, speed, voice bundles, value added services, content and availability of local call access and associated information or transaction services.
     We provide both dial-up and broadband Internet access services using a range of ADSL, cable, wireless and satellite technologies.
Online services
     We compete with domestic and international companies for online, content and web hosting services. We seek to differentiate ourselves through factors including brand recognition and the entertainment, educational and commercial value of our content. In response to increasing competition in the market for content, we have formed alliances with providers of content such as sport and music to deliver additional value to our customers.
Wholesale services
     The wholesale market is becoming more competitive with 30 carriers including Optus and PowerTel having invested in infrastructure which enables them to offer wholesale products and services. Telstra Wholesale has more than 500 customers, including approximately 400 ISPs. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers approximately 40 wholesale-only products. Competition is strong in the wholesale provision of transmission services. Wholesale prices are generally falling as new competitors enter the wholesale services market.
Subscription television
     FOXTEL (of which we own 50%) and Optus are the main providers of subscription television services over cable in largely overlapping areas.
     AUSTAR distributes subscription television through digital satellite systems in regional areas. FOXTEL and AUSTAR compete only in limited areas.
     FOXTEL is the leading subscription television provider in Australia. It has more than 1.25 million subscribers using both cable and satellite (aggregating FOXTEL’s retail and wholesale customers). In fiscal 2006, FOXTEL increased its subscribers by more than 10%. Digital services provide more choice to subscribers and greater revenue to FOXTEL. All FOXTEL services will be digital by March 2007.

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     Subscription television providers compete with free-to-air television operators. Free-to-air television operators are given priority in the telecasting of most major sports programs. From 2007, they will be allowed to broadcast an additional channel each.
Advertising, Directories and Information Services
     Sensis, our directories and search business, operates within the highly competitive Australian advertising market. We face competition in automotive, travel and general merchandise markets from a number of print and online businesses. We also face competition from a variety of print and online directories and search businesses. The brands and intellectual property of Sensis are very important to its business and Sensis will consider all avenues open to it to defend those rights.
     Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (“IPND”) which we maintain as a requirement of our carrier licence.
Payphones
     Our payphones business faces increasing competition from new entrants, the increasing use of calling cards that erode payphones revenues, and increased mobile usage.

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Regulation
Overview
     Current regulations were largely set in 1997 when the structure of the Australian telecommunications market was substantially different than it is today. In our view, those regulations significantly diminish shareholder value by increasing our costs and reducing the opportunity for us to earn revenue and grow, and undermine the development of a sustainably competitive and financially healthy industry. We face substantial regulatory risks in our business which have had, and we expect will continue to have, a significant adverse effect on our operations and financial performance. This is an issue with which management is seriously concerned and committed to seek reform on behalf of our shareholders.
     There are three key areas of regulatory impact:
•	Access regulation: the ACCC can require compulsory competitor access to our networks at prices arbitrated by the ACCC if the parties fail to agree. We believe that those prices have been significantly less than our calculations of the efficient costs of supply and effectively provide our competitors with heavily subsidised access to our investments. There is no right to a merits review of ACCC decisions to require access or arbitrate prices. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to our NEXT GTM wireless network should be required. In addition, the uncertainty associated with the access regime meant that we decided we were not able to build our proposed A$3 billion fibre to the node (“FTTN”) network despite the substantial operational savings and incremental revenues for us and the significant benefits for Australia in the widespread availability of high speed broadband services;

•	Conduct regulation: Telstra and the ACCC differ in critical instances in their views as to what amounts to anti-competitive conduct in breach of the TPA. For example, the ACCC has stated that it has reason to believe that, by raising our basic access prices to competitors without a similar increase in retail prices, we have engaged in anti-competitive conduct. In our view, an increase in access prices to allow a greater recovery of our costs is not anti-competitive conduct. We believe that should the ACCC allege that we have engaged in anti-competitive conduct, it will rely on the potential of very large fines in an endeavour to have us modify what we consider to be normal commercial behaviour.

The ACCC may in the future regard other of our conduct as a breach of the TPA. In addition, the Communications Minister has a broad power to vary our operational separation plan subject only to the aims and objects of the legislation which are very broad. Any such variation could allow the Minister to determine the way we conduct our business; and

•	Social regulation: as the former national telecommunications carrier, some regulations are specific to us and do not apply to our competitors. For example, we are subject to retail price controls and are obliged to make certain uneconomic services available in rural and remote areas without in our view receiving a fair contribution to costs from our competitors.
     We are regulated as a carrier and as a carriage service provider (“CSP”). A description of principal industry regulators is set out at the end of this Regulation section.
Access regulation
     Part XIC of the TPA is an access regime specific to the telecommunications industry.
Declaration of services
     The ACCC may declare that a particular telecommunications service of a carrier or CSP is a declared service and so must be supplied to access seekers upon request. A carrier or CSP is not able to seek a merits review of such declarations.
     The main services declared by the ACCC are:
•	PSTN originating and terminating access (“PSTN OTA”);

•	mobile terminating access service (“MTAS”);

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•	transmission capacity (except links between mainland capital cities and some routes between capital cities and regional centres) on various bandwidths;

•	certain digital data access service;

•	an unconditioned local loop service (“ULLS”) allowing access seekers exclusive use of copper wires which connect customer premises;

•	a spectrum sharing service (“SSS”) allowing an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer;

•	local carriage services (“LCS”) (except in central business districts);

•	wholesale line rental (“WLR”) (except in central business districts); and

•	an analogue subscription television broadcast service.
FTTN
     On 15 November 2005, we announced our next-generation network including an extensive FTTN network to provide high speed broadband services in Australia’s five largest cities. The rollout of the FTTN network was, however, subject to obtaining what we viewed a reasonable regulatory outcome including acceptable guarantees about what services would have to be provided to competitors under the access regime and how much they would be required to pay. No such outcome was achieved, and accordingly, on 7 August 2006, we announced that the discussions with the ACCC to allow this investment to proceed had failed. We have made clear that we would not invest in an FTTN network unless we were satisfied that our costs would be recognised (especially those we incur in providing services to rural, regional and remote Australia) and could be recovered.
3G
     The ACCC may hold a public inquiry at any time into whether mandated competitor roaming on or other access to our NEXT GTM wireless network should be required, despite the market for mobile services being highly competitive. If roaming or other access were mandated, we would lose the competitive advantage of the wider coverage of our NEXT GTM wireless network, despite having made a substantial investment in that network. A loss of this ability would have a substantial impact on our mobile revenues. In fiscal 2006, we grew mobile revenues by A$284 million. We believe future growth in mobile revenues would be severely compromised by mandated roaming as would our ability to grow or even hold mobile market shares. Further, depending on the extent to which competitors acquire mandated roaming rather than invest in their own 3G network, this could result in significant additional mobile and transmission network capital expenditure requirements on us.
LCS
     In July 2006, the ACCC extended the declaration of LCS by three years and declared WLR for the first time for the same period — despite the growing level of facilities and network-based competition and the fact that line rental had for many years been available from us on a commercial basis.
Future declarations
     If the ACCC believes that it would promote the long-term interests of consumers, it may declare other services, such as a high-speed broadband service using ADSL2+ or HFC cable network. We believe that such declarations would be unwarranted.
Terms and conditions of access
     Part XIC of the TPA also empowers the ACCC to determine the terms of access to the declared services, taking into account such criteria as the long term interests of consumers. For example, the ACCC has issued Model Terms and Conditions (price and non-price) for core declared services, such as the ULLS, PSTN OTA and LCS. It has also

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published pricing principles for various declared services informing the industry of how prices for these services are likely to be determined by the ACCC in an arbitration.
     In most cases, the ACCC proposes that the prices of declared services should be cost based to reflect the total service long run incremental cost (“TSLRIC”) of providing the service. In applying the TSLRIC methodology, we have often disagreed with the ACCC’s calculation of our TSLRIC costs of providing declared services. For some services, such as the LCS and WLR, the ACCC has adopted a Retail Minus Retail Costs (“RMRC”) approach, which has for some services the potential to deliver a price that is below our calculation of the TSLRIC of the service.
     The legislation also allows the Minister to make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date, no Ministerial pricing determination has ever been issued.
     In relation to bilateral negotiations, Part XIC gives primacy to commercial negotiations; however, if negotiations are unsuccessful, the ACCC has the power to arbitrate the terms and conditions of access which are in dispute. The ACCC can issue interim and final determinations in an arbitration. Final determinations may be backdated to the date negotiations between the parties commenced. In addition, while arbitration proceedings are confidential between the parties, the ACCC has the ability to publish any determination it makes.
     An adverse outcome in an arbitration would harm us in terms of lower wholesale revenues and a greater ability for our wholesale customers to be competitive in retail markets. It would also weaken our position in negotiating access prices with other wholesale customers.
     An access provider of a declared service may also lodge an undertaking with the ACCC, setting out the terms and conditions upon which it proposes to provide a declared service. If that undertaking is accepted by the ACCC, then any determination made by the ACCC in an arbitration must be consistent with the terms of the accepted undertaking. While it is not possible to apply to the Australian Competition Tribunal (“ACT”) for a merits review of an arbitral decision of the ACCC, we have the right to a merits review by the ACT of a rejection by the ACCC of an access undertaking.
Unconditioned Local Loop Service (“ULLS”)
     ULLS allows our competitors to install their equipment in our exchanges and provide voice and broadband services to retail customers, bypassing much of our network and allowing them to compete aggressively in the retail market place. As at 30 June 2006, our competitors had installed equipment in over 80% of exchanges in band 2, giving them coverage of around 92% of PSTN lines in band 2 exchanges. We estimate that this coverage in band 2 will increase to around 95% by 30 June 2007. In total, competitors have installed equipment in around 555 exchanges across Australia, and we estimate that by 30 June 2007, this number will increase to over 1,000 exchanges across Australia.
     The ACCC has over time reduced the prices it believes we should charge for ULLS, although many of our costs of providing ULLS (such as fuel, copper and labour) have increased significantly over that time. In addition, the ACCC has indicated that we should charge different prices in different areas for ULLS, despite the fact that we are effectively required to charge the same residential and business retail prices for a basic line rental service throughout Australia. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to many customers in high cost, low density areas at the same retail price as in metropolitan areas — without what Telstra believes to be adequate compensation from the universal service obligation regime (see below).
     In December 2005, we submitted a ULLS access undertaking with a single (or averaged) price of A$30 per month for all areas. On 28 August 2006, the ACCC issued a final decision, rejecting the undertaking on the basis that it was not satisfied that our costs and the averaging of those costs were reasonable. The ACCC did not give an indication of what prices it would regard as reasonable. We have appealed that rejection to the ACT.
     In addition, Primus, Optus, Chime, PowerTel, XYZed, Request and Macquarie are each in arbitration with us claiming that our charges for ULLS are too high. In August 2006, the ACCC made binding interim decisions in

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several of these arbitrations that prices remain deaveraged and that the price in band 2 (the metropolitan area — where the greatest number of ULLS services will be provided) be reduced from A$22 per month to A$17.70 per month. There is a risk of the final decisions setting a lower price. We will consider all avenues open to us to challenge any such outcome.
     Following these decisions, we revised our earnings outlook for fiscal 2007, with EBIT growth revised to between 2% and 4% from between 4% and 6% (subject to various assumptions), illustrating that adverse regulatory decisions by the ACCC can have an immediate and significant adverse effect on Telstra’s business. Refer “Operating and Financial Review and Prospects — Outlook”.
     As an illustration of the longer term impact of such an adverse regulatory decision, management estimates that ULLS implemented in band 2 in accordance with the ACCC’s interim pricing would lead to an estimated A$2.5 billion reduction in Telstra’s enterprise value. This estimate assumes that 20% of PSTN customers are served by ULLS by 2015 and a band 2 access price of A$17.70 per month as compared with the earlier price of A$22 per month. The calculation considers the first order impacts of the price reduction for wholesale services and assumes a full flow through of the reduced access price to retail PSTN and broadband prices by us and our competitors.
     The impact of such ACCC pricing in subsequent years would be greater due to increased uptake of ULLS by access seekers.
Spectrum Sharing Service (“SSS”)
     The ACCC has applied TSLRIC pricing principles to the SSS. In December 2005, the ACCC rejected our SSS monthly charges undertaking of A$9, which was consistent with the range of indicative prices previously published by the ACCC for the service. We unsuccessfully appealed this rejection to the ACT.
     Primus, Chime and Request are each in arbitration with us claiming that our charges for SSS are too high. The issues covered by these arbitrations relate to the appropriate price payable for the monthly charge for SSS, the connection price for SSS, as well as some non-price terms. On 6 October 2006, the ACCC issued two draft interim decisions reducing the monthly charge to A$3.20. If this significant reduction is confirmed, we believe there will be accelerated growth in SSS enabling our competitors to provide broadband and VoIP services, placing retail pricing pressure on us, while we are restricted to supplying basic access services.
PSTN Originating & Terminating Access (“PSTN OTA”)
     The ACCC has published pricing principles for PSTN OTA, stating TSLRIC as the appropriate methodology for determining the price of the service. We had an access undertaking accepted by the ACCC for the price of PSTN OTA, which expired on 30 June 2006.
     In March 2006, we filed a new undertaking with the ACCC, seeking new prices and a new pricing structure for the service. The undertaking sets out new prices which would operate for two years from 1 July 2006. The prices propose an increase from the previous prices that applied, reflecting our efficient costs of providing the service, and recognizing the falling volume of traffic on the network. In July 2006, the ACCC indicated in its draft indicative prices that the headline rate should be A$0.01 per minute compared to a headline rate in our proposed undertaking of A$0.0218 per minute. In September 2006, the ACCC gave a draft decision rejecting the undertaking.
     Optus has notified an access dispute to the ACCC in relation to the price payable to us for PSTN OTA.
Local Carriage Service (“LCS”) and Wholesale Line Rental (“WLR”)
     In June 2005, our accepted undertaking for the price of the LCS expired. We filed a new undertaking with the ACCC in conjunction with its PSTN OTA price, setting out a lower price for the LCS, which would apply from 1 July 2006. The LCS price reflects our view of the RMRC approach the ACCC might adopt in determining the LCS price for the period of the undertaking.
     In July 2006, the ACCC indicated its draft view that the price of LCS should be A$0.1769 per call, calculated on an RMRC basis, pending the implementation of a cost based pricing approach. While this compares well with the price in our proposed undertaking of A$0.0928 per call, the LCS is usually provided in conjunction with WLR and the ACCC has indicated its draft view that the price of WLR should be A$23.57 per month residential and

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A$26.30 per month business, calculated on an RMRC basis (pending the implementation of a cost based pricing approach) compared with our price charged of A$27.60 residential and A$31.77 business per month. Rebalancing in this way by reducing fixed charges and increasing usage charges would be detrimental to us. In September 2006, the ACCC gave a draft decision rejecting the LCS undertaking.
     Optus has notified access disputes to the ACCC in relation to the terms and conditions of access for the supply by Telstra of LCS and WLR.
Mobile terminating access service (“MTAS”)
     The ACCC has published pricing principles for MTAS of A$0.15 per minute for calendar 2006 and A$0.12 per minute for the first six months of 2007. MTAS is an input into the fixed-to-mobile and mobile-to-mobile services provided by us to our customers. The ACCC has rejected undertakings by Optus, Vodafone and Hutchison, each of which seek to claim prices in excess of the indicative prices published by the ACCC (for example, Optus has sought A$0.17 per minute for calendar 2007). Optus and Vodafone have appealed the ACCC’s rejection of their undertakings to the ACT. We have intervened in these proceedings, and the hearings commenced in August 2006.
     We are also engaged in arbitrations against Optus, Vodafone and Hutchison, claiming that the MTAS prices they are seeking to charge for calendar 2006 are too high. Recently, the ACCC issued draft final decisions broadly consistent with the ACCC’s pricing principles.
Transmission capacity
     Chime has filed an arbitration against us, claiming our transmission capacity charges are too high.
Conduct regulation
Competition rule
     In addition to the general requirements of trade practices law, a carrier must not engage in anti-competitive conduct in breach of the competition rule. A carrier may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market (including the use of market power for an anti-competitive purpose); or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct with such an effect.
     The ACCC can issue a Part A competition notice if it has reason to believe that a carrier has contravened the competition rule.
     The ACCC can also issue a Part B competition notice which will be more detailed than a Part A notice; and it is the presumptive evidence of the information in it that can be used in court proceedings against the carrier.
     Any person (including competitors) may apply at any time to the Federal Court for an injunction to restrain a contravention of the competition rule, whether or not a competition notice has been issued.
     A carrier may be liable to pay penalties imposed by the Federal Court of up to A$10 million plus A$1 million per day of contravention or, if the contravention lasts for more than 21 days, up to A$31 million plus A$3 million per day (up to a maximum period of one year), and may also be liable for compensatory damages to affected competitors, if:
•	it continues to engage in conduct that is the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
     In Telstra’s view, the amount of any penalty imposed by the Federal Court is likely to be significantly less than the maximums set.

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     In December 2005, we increased our prices for line access provided to our competitors without a similar increase in our retail prices, in order to price closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in the retail market even though there is still a profit margin for our competitors in reselling line rental as a part of a bundled package along with local, long distance and fixed-to-mobile calls. The ACCC has argued that our conduct is taking advantage of substantial market power which has or is likely to have the effect of substantially lessening competition in the retail market, and that therefore we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd (ACN 008 570 330) has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. We will vigorously defend these proceedings and any enforcement proceedings which may be brought by the ACCC, on the basis that we have not breached the competition rule simply by moving our prices closer to our average cost of providing access.
     We have also claimed that the competition notice should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the notice. The ACCC argues that it has complied with all of its duties of procedural fairness and natural justice. If this challenge is successful, the ACCC will still be able to issue a fresh competition notice but only after proper consultation.
Record-keeping rules
     We are required by the ACCC to keep detailed financial statements in respect of several wholesale and retail services. We must report periodically to the ACCC on imputation testing to establish the adequacy of the margin, between our wholesale and retail prices as part of the accounting separation provisions. If there is an inadequate margin the ACCC can investigate to see if we have breached the competition rule. We are also required to keep detailed records and report to the ACCC comparing our performance in providing and maintaining basic access and ADSL services to retail and wholesale customers. Our imputation tests and performance reports are published by the ACCC.
     We estimate that compliance with the ACCC record-keeping rules costs us A$2.3 million per annum. Most of this expense is associated with accounting separation. To date, there has been no indication whether this requirement will be removed in light of the introduction of operational separation.
Operational separation
     While the Commonwealth has firmly rejected calls for the Telstra wholesale and resale businesses to be placed in separate ownership, in September 2005, legislation was passed mandating the operation of separate retail, wholesale and network business units (operational separation). We prepared an operational separation plan which was adopted by the Communications Minister in June 2006. In general, the plan covers:
•	the requirement to keep various business units separate;

•	measures we have adopted to ensure that the standard of delivery of services and information to wholesale customers is equivalent to that for retail customers;

•	a price equivalence framework directed towards providing assurance that we are behaving legitimately in the pricing of particular services; and

•	provisions to ensure that we provide equivalent operational quality, fault detection and rectification and service activation and provisioning for retail and wholesale customers of those services.
     We are also required to establish and publish notional contracts between our network services, wholesale and retail business units as a means of achieving equivalence in operational quality, fault detection and rectification and service activation and provisioning.
     The operational separation provisions place an additional burden on us with numerous restrictions imposed on the way we run our business. An important risk with operational separation lies in the power of the Communications Minister to make such variations to our operational separation plan as could allow the Communications Minister to

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determine the way we conduct our business, subject only to the aims and objects of the legislation which are very broad.
Social Policy Regulations
Retail price restrictions
     The Communications Minister has set retail price controls on some of our services that apply until 30 June 2009. These price controls do not apply to our competitors.
     A basket of our line rentals, local, national, international and fixed-to-mobile calls is subject to an overall price freeze. Up to 30 June 2007, some services are subject to a price cap of 1.5 × CPI, and, between 1 July 2007 and 30 June 2009 our basic line rental products and connection services may be increased only by the rate of inflation. These caps may limit our ability to increase line rental charges to recover their full cost and to rebalance our charging between line rentals and call charges. We are required to offer a basic line rental service to residential and business customers at the same price throughout Australia. In addition, we must offer a standard line rental to residential customers, charity customers and schools.
     In addition, we are subject to the following regulations:
•	The ACCC has powers to monitor and report on our compliance with price controls and has broad discretion to determine methodologies that specify how the price controls to which we are subject are to operate.

•	We are not permitted to charge more than A$0.50 (including GST) for a local call from a public payphone or (in most cases) more than A$0.22 (including GST) for an untimed local call from any other service.

•	Our price for local calls provided in non- metropolitan areas must not exceed the price charged by us in metropolitan areas.

•	We cannot charge more than A$0.22 (including GST) for certain calls made to an Internet service provider using an 0198 access number.

•	We cannot impose or alter a charge for a directory assistance service without notifying the Communications Minister who may disallow such changes.
     All CSPs must offer untimed calls to residential and charity customers for all local calls and to business customers for local voice calls.
     The extent to which we face facilities or network-based competition varies significantly across the country. In many areas there is substantial alternative network investment reflecting higher population densities. We are effectively required to charge the same price for a basic line rental service for all retail customers across Australia, without what we believe to be adequate compensation from the universal service obligation regime (see below).
Carrier licences
     All carriers must as a condition of their carrier licence comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their access obligations under the TPA. The Communications Minister has broad powers to impose further conditions on any carrier licence. Any breach of a licence condition is subject to a penalty of up to A$10 million imposed by the Federal Court.
Local presence licence condition
     In 2005, the Communications Minister issued a licence condition requiring us to maintain a local presence in regional, rural and remote Australia, to the extent that this is broadly compatible with our overall commercial interests and does not impose undue financial or administrative burdens on us. The licence condition requires us to prepare a plan setting out how we will fulfil the condition for approval by the Communications Minister. We are required to take all reasonable steps to comply with our approved plan.

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Universal service and digital data service obligations
     We have an obligation to fulfil the universal service obligation (“USO”) and the Digital Data Service Obligation (“DDSO”) throughout the whole of Australia. We must ensure that standard voice services, payphones and a digital data service with a speed broadly equivalent to 64kbps are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business. We must also take into account the needs of customers with disabilities. We are required to submit plans to ACMA and the Communications Minister for their approval which set out how we will fulfil the USO and DDSO throughout Australia.
     Our net losses that result from supplying services under the USO and DDSO are required to be shared among all carriers according to their size by revenue. The other participating carriers typically pay around 30% of the net USO cost. The universal service subsidies are determined by the Communications Minister and historically have been significantly less than our actual costs in meeting the USO and DDSO and the costs last modelled by ACMA. The last time ACMA undertook a detailed costing of the USO, it estimated the total USO cost to be A$548 million per annum, although we estimate the cost to be significantly higher. The capped costs for fiscal 2006 to fiscal 2008 are A$171.4 million, A$157.7 million and A$145.1 million respectively.
Customer service guarantee (“CSG”)
     ACMA has made mandatory standards for CSPs in relation to the connection and repair of standard voice telephone services and the keeping of customer appointments. From 31 October 2006, the damages payable for CSG breach include: up to A$24.20 for a missed appointment and up to A$24.20 for each working day of delay up to five working days and up to A$48.40 per working day of delay after that for delayed connection or repair. Damages cannot exceed A$25,000 per customer for each contravention.
     We alone must also comply with a network reliability framework set by the Communications Minister which imposes obligations for the monitoring, prevention and remedying of CSG faults.
Principal industry regulators
     The Communications Minister is primarily responsible for telecommunications industry policy and legislation and has very broad discretionary powers to make rules and licence conditions and to give directions, a breach of which is subject to a penalty imposed by the Federal Court of up to A$10 million.
     The ACCC administers the TPA which regulates competition generally and includes specific provisions governing conduct in the telecommunications industry and mandated access to certain telecommunications services. The ACCC also administers retail price control arrangements that apply only to us.
     ACMA was formed on 1 July 2005, assuming the functions previously held by the Australian Communications Authority and the Australian Broadcasting Authority. ACMA is responsible for regulating the technical aspects of the telecommunications industry. Importantly, ACMA also administers spectrum use policy and the issuing of spectrum licences, which are of critical importance to mobile telecommunications.
     ACMA may give written directions to carriers and CSPs requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their licence conditions. Breach of such a direction is subject to a penalty imposed by the Federal Court of up to A$10 million.
     The ACCC and ACMA are independent statutory agencies and the ACCC is in general not subject to ministerial oversight or direction. The Telecommunications Industry Ombudsman is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs.
     The industry also self-regulates through codes and standards. An industry body, the Australian Communications Industry Forum (“ACIF”), has developed many codes regulating detailed technical and operational aspects

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of the telecommunications industry in areas such as billing accuracy, churn, credit management and customer transfer. On 1 September 2006, ACIF merged with the Service Providers Association Incorporated (“SPAN”) and formed the Communications Alliance.
     ACMA registers ACIF codes under the Telecommunications Act and has the power to direct carriers or CSPs in breach of a code to comply. Breach of a direction is subject to a penalty of up to A$250,000 imposed by the Federal Court.
Offshore subsidiaries
     Our international operations are subject to regulation and licensing requirements in Hong Kong, Japan, Singapore, New Zealand and the United Kingdom. We are also subject to regulation and licensing requirements by the US Federal Communications Commission and state regulators in the states of New York, Texas and California.
     Some of these licenses may require notification or approvals from the relevant regulators and related governmental departments in respect of any change in control resulting from the completion of the Global Offering and the Commonwealth’s transfer of its shares in Telstra to the Future Fund. Some of the consents required in relation to our United States and Singapore regulatory licenses and related agreements may not be obtained when required, in which case fines and other penalties may be imposed. There is a risk that these licenses and related arrangements may also be cancelled. While we do not believe that the relevant businesses make a significant contribution to our financial results, if one or more of REACH’s licenses were cancelled, this could have a significant effect on the carriage of our international voice and data traffic.

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Directors’ and Senior Executives’ Shareholdings in Telstra
     As at 1 September 2006, the directors’ and key management personnel’s shareholdings in Telstra are:
Directors

	Number of Shares Held
	Direct Interest	Indirect Interest(1)	Total
Donald G McGauchie	1,866	68,278	70,144
Sol Trujillo	—	—	—
Belinda J Hutchinson	38,912	40,426	79,338
Catherine B Livingstone	11,637	27,800	39,437
Charles Macek	—	53,704	53,704
John W Stocker	2,953	99,985	102,938
Peter J Willcox	—	31,897	31,897
John D Zeglis	—	1,897	1,897

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Key Management Personnel

	Number of Shares Held
	Direct Interest	Indirect Interest(1)	Total
Bruce Akhurst	4,880	17,000	21,880
Kate McKenzie	—	—	—
David Moffatt	167,022	—	167,022
Deena Shiff	5,680	—	5,680
John Stanhope	75,715	—	75,715
David Thodey	138,342	800	139,142
Greg Winn	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

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Glossary

1xRTT:	(One Times Radio Transmission Technology) a 3G development of CDMA technology for high speed packet switched data

2.5G:	technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G:	third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

A$:	Australian Dollars

ACCC:	Australian Competition and Consumer Commission

ACIF:	Australian Communications Industry Forum

ACMA:	Australian Communications and Media Authority

ACT:	Australian Capital Territory

ADR:	American Depositary Receipt

ADS:	American Depositary Share

ADSL:	(Asymmetric Digital Subscriber Line) a technology for transmitting digital information at a high bandwidth on existing phone lines

AGM:	Telstra Annual General Meeting

A-IFRS:	Australian accounting standards equivalent to International Financial Reporting Standards

ARPANSA:	(Australian Radiation Protection and Nuclear Safety Agency) a Commonwealth agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ASX:	Australian Stock Exchange Limited

ATM:	(Asynchronous Transfer Mode) a high bandwidth, low delay technology for transmitting voice, data and video signals

AUSTAR:	Austar United Communications Limited

Bandwidth:	the capacity of a communication link

Broadband network:	a network to support subscription television and online services

Carriage service provider:	a supplier of a telecommunications services to the public using Carrier network infrastructure

Carrier:	a licenced owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

CDMA:	(Code Division Multiple Access) a mobile telephone system based on digital transmission

Churn:	(where expressed as a rate) the rate at which subscribers to a service disconnect from the service, which is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn:	(where expressed as an activity) the transfer of a customer’s telecommunications service from one supplier to another — in the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

CGT:	Australian capital gains tax

CN:	Converged Networks Group

Communications Minister:	the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth:	the Commonwealth of Australia

129

Corporations Act and Australian Corporations Act:	Corporations Act 2001 (Cwth)

CPE:	customer premises equipment

CRM:	customer relationship management

CSG:	customer service guarantee

CSL:	Hong Kong CSL Limited

CSL New World:	CSL New World Mobility Group

CSP:	carriage service providers

DAR:	Telstra Wholesale Data Access Radial

DDN:	digital data network

DDS:	digital data service

DDSO:	digital data service obligation

Declared Services:
a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime — the ACCC has the responsibility for determining declared services, based on public inquiries

DSL:	digital subscriber line

DVN:	Digital Video Network

e-commerce:	e-commerce includes buying and selling electronically over a network

EFTPOS:	electronic funds transfer at point of sale

EME:	electromagnetic energy

EPG:	electronic program guide

EVDO:	(Evolution Data Optimised) additional service for mobiles supporting high speed packet data transmission

FASTER:	Fully Automated Screen Trading and Electronic Registration System

FIN:	FASTER Identification Number

Finance Minister:	The Minister for Finance and Administration

Frame relay:	a packet switching technology for voice, data and video signals which uses packets of varying length, or frames that can be used with any data protocol

FTTN:	(Fibre to the Node) an access infrastructure that brings fibre close to the customer with the last few hundred metres to the customer premises being fed by copper and delivers telephony, broadband data and potentially television services to customer premises

Gbps:	gigabyte per second

GPRS:	(General Packet Radio Service) a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis and remain connected to the net and send or receive data information and email at any time

GSM:	(Global System for Mobile Communications) a mobile telephone system based on digital transmission

HFC:	hybrid-fibre coaxial

HIN:	holder identification number

HSDPA:	high speed downlink packet access

IASB:	International Accounting Standards Board

ICT:	information and communication technology

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IN:	intelligent network

INP:	inbound number portability

IP:	internet protocol

IPND:	Integrated Public Number Database

IPMAN:	IP Metropolitan Area Network

IP/MPLS:	Internet Protocol / Multiprotocol Label Switching

IP-VPN:	Internet protocol virtual private network

ISDN:	(Integrated Services Digital Network) a digital service providing switched and dedicated integrated access to voice, data and video

ISP:	(Internet Service Provider) an Internet service provider provides the link between an end user and the Internet by means of a dial-up or broadband service is likely to provide help desk, web hosting and email services to the end user and ISP may connect to the Internet via their own backbone or via services acquired from an Internet access provider

LCS:	local carriage services

LTIs:	lost-time injuries

MAN:	metropolitan area network

MCF:	Mobile Carriers Forum

MPLS:	multi-protocol label switching

MTAS:	mobile terminating access service

NEXT GTM wireless network:	our recently launched 3GSM 850Mhz national wireless broadband network

News Corporation:	The News Corporation Limited

NGN:	next-generation network

Number portability:	the ability of end users to keep their telephone number when they change their telephone service provider

NYSE:	New York Stock Exchange

NZSX:	the main board equity security market operated by the NZX

NZX:	New Zealand Exchange Limited

OCMF:	Online Customer Management Facility

OTA:	PSTN originating and terminating access

PBL:	Publishing & Broadcasting Ltd

PDR:	personal digital recorder

Preselection:	the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed-to-mobile services which is on a “permanent” basis when the customer selects a provider for all calls placed without an override code

PSTN:	(Public Switched Telephone Network) our national fixed network delivering basic and enhanced telephone service

RDN:	routed data network

REACH:	Reach Ltd, a 50:50 joint venture with PCCW Limited

Reseller:	providers of telecommunications services who are not carriers

RMRC:	retail minus retail costs

131

SDH:	synchronous digital hierarchy

SDN:	switched data network

SEATS:	Stock Exchange Automated Trading System

SEC:	US Securities and Exchange Commission

Securities Act:	US Securities Act of 1933, as amended

Seven:	Seven Network Limited and C7 Pty Limited

SIO:	services in operation

SME:	small and medium enterprises

SMS:	short messaging service

SPAN:	Service Providers Association Incorporated

SRN:	security holder reference number

SSS:	spectrum sharing service

Telecommunica- tions Act:	Telecommunications Act 1997 (Cwth)

Telstra or Telstra Group:	Telstra Corporation Limited and its controlled entities as a whole

Telstra Act:	Telstra Corporation Act 1991 (Cwth)

TelstraClear:	TelstraClear Limited, the second largest full service service carrier in New Zealand

Telstra Entity:	Telstra Corporation Limited

TPA:	Trade Practices Act 1974 (Cwth)

TSLRIC:	total service long run incremental cost

TTY:	Teletypwriter

ULLS:	(Unconditioned Local Loop service) one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises

US:	United States of America

US$:	US Dollars

US-GAAP:	generally accepted accounting principles in the US

USO:	(Universal Service Obligation) obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

VoDSL:	voice over DSL

VoIP:	voice over internet protocol

VPN:	virtual private network

WAN:	wide area network

WAP:	wireless application protocol

WHO:	World Health Organisation

Wireless Local Loop:	a range of radio technologies used to provide fixed access to customers in lieu of copper

WLR:	wholesale line rental

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9 October 2006 The Manager Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Office of the Company Secretary Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 — New Zealand Investment Statement
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

INVESTMENT STATEMENT

Telstra Corporation limited Abn 33 0 1 (The information in this section is required under the Securities Act 1978) Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself. Choosing an Investment When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below. Page What sort of investment is this? 8 Who is involved in providing it for me? 11 How much do I pay? 11 What are the charges? 15 What returns will I get? 16 What are my risks? 21 Can the investment be altered? 29 How do I cash in my investment? 30 Who do I contact with enquiries about my investment? 31 Is there anyone to whom I can complain if I have problems with the investment? 32 What other information can I obtain about this investment? 32 In addition to the information in this document, important information can be found in the Prospectus (which is an Australian prospectus). That Prospectus accompanies this Investment Statement. Choosing an Investment Adviser You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifi cations to give advice. That document will tell you - ¦ Whether the adviser gives advice only about particular types of investments; ¦ Whether the advice is limited to the investments offered by 1 or more particular financial organisations; and ¦ Whether the adviser will receive a commission or other benefi t from advising you. You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within 1 month of receiving the advice. In addition - ¦ If an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and ¦ If an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose. Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes. Important Notices This is an Investment Statement for the purposes of the Securities Act 1978 and the Securities Regulations 1983. It has been prepared to comply with the requirements of the Securities Act (Australian Issuers) Exemption Notice 2002 and the Securities Act (Telstra 3 Share Offer) Exemption Notice 2006 (promulgated under the Securities Act 1978). The purpose of this Investment Statement is to - (a) provide certain key information that is likely to assist you as a prudent but non-expert investor to decide whether or not to acquire shares in Telstra Corporation Limited under the Offer; and (b) bring to the attention of such a person the fact that other important information about the shares and terms of the Offer are available in other documents including the Prospectus. This Investment Statement does not constitute an offer or invitation in any place where, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the instalment receipts, the shares or the Offer, or to otherwise permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. The distribution of this Investment Statement outside New Zealand may be restricted by law and persons who come into possession of this Investment Statement outside New Zealand should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Neither the instalment receipts nor the underlying shares ha ve been or will be registered under the US Securities Act and those securities may not be offered or sold in the United States or for the account or benefi t of US Persons except to QIBs in transactions exempt from the registration requirements of the US Securities Act in accordance with Rule 144A and applicable US state securities laws. The Commonwealth reserves the right not to proceed with the Offer at any time before the acceptance of applications to purchase the shares, in which case all application monies will be returned to applicants without interest. References to ‘Prospectus’ throughout this Investment Statement are references to the prospectus that accompanies this Investment Statement, being an Australian prospectus dated 9 October 2006 and lodged with ASIC pursuant to Australian law on that date. They are not references to a prospectus registered in New Zealand under the Securities Act 1978. Additional copies of this Investment Statement (accompanied by the Prospectus) may be obtained by telephoning the Telstra 3 Telephone Information Centre on 0800 699 019*, or by contacting any NZX Firm. This Investment Statement (accompanied by the Prospectus) is available in electronic form by accessing the Telstra 3 Share Offer website at www.t3shareoffer.com.au. The Offer constituted by this Investment Statement in electronic form is available only to persons receiving this Investment Statement in electronic form in New Zealand. Persons having received a copy of this Investment Statement in its electronic form may, during the period of the Offer, obtain a paper copy of this Investment Statement (free of charge) by calling the Telstra 3 Telephone Information Centre on 0800 699 019* in New Zealand. Applications for shares may only be made on the application form attached to or accompanying a paper form of this Investment Statement. You cannot download an application form from www.t3shareoffer.com.au. If any signifi cant developments occur during the course of the Offer, the Commonwealth and Telstra may advise investors of those developments by publishing advertisements in newspapers and on the website set up for the Offer (www.t3shareoffer.com.au) pursuant to an exemption granted by the Securities Commission under the Securities Act 1978. Certain capitalised terms used in this Investment Statement have defined meanings. These definitions are presented in a ‘Definitions’ section at the end of this Investment Statement. This Investment Statement is dated 9 October 2006. Forward looking information: cautionary statement Some of the information contained in this Investment Statement may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘except’, ‘anticipate’, ‘estimate’, ‘continue’, ‘plan’, ‘intend’, ‘believe’, ‘objectives’, ‘outlook’, ‘guidance’ or other similar words, including statements relating to Telstra’s strategic management objectives in section 3.4 of the Prospectus, ‘Transformation strategy’ and outlook for financial year 2007 in section 3.5 of the Prospectus, ‘Outlook’. These statements discuss future expectations or objectives concerning results of operations or of fi nancial condition or provide other forward-looking information. Telstra’s actual results, performance or achievements could be signifi cantly different from the results or objectives expressed in, or implied by, those forward-looking statements. This Investment Statement and the Prospectus detail some important factors that could cause Telstra’s actual results to differ materially from the forward-looking statements made in this Investment Statement or the Prospectus. Given the risks, uncertainties and other factors, you should not place undue reliance on any forward-looking statement, which speaks only as of the date of this Investment Statement. All enquiries in relation to this Investment Statement and how to participate in the Offer should be directed to the Telstra 3 Share Offer website www.t3shareoffer.com.au or the Telstra 3 Telephone Information Centre on 0800 699 019*. * A free call from most fi xed phones. Calls made from a mobile phone are subject to additional charges from your mobile phone service provider.

Important dates for New Zealand investors	1

How to apply	2

The Telstra 3 Share Offer	4

Answers to important questions	8

Additional information	33

Definitions	35

Directory	39

Application Instructions	40
Important dates for New Zealand investors

Investment Statement and Prospectus date	Monday 9 October 2006

Record Date for Shareholder Entitlement Offer	Friday 13 October 2006

Retail Offer opens	Monday 23 October 2006

Retail Offer closes	4.00pm (New Zealand time) Thursday 9 November 2006

Institutional Offer opens	Wednesday 15 November 2006

Institutional Offer closes	Friday 17 November 2006

Final instalment amount and basis of allocation announced by	Monday 20 November 2006

Conditional and deferred settlement trading of instalment receipts expected to commence on NZSX and ASX	Monday 20 November 2006

Institutional Offer settlement	Friday 24 November 2006

Normal trading of instalment receipts expected to commence on NZSX	Monday 27 November 2006

Instalment receipt transaction confirmation statements expected to be dispatched by	Thursday 30 November 2006

Normal settlement trading of instalment receipts expected to commence on ASX	Friday 1 December 2006

Last date for payment of the final instalment (Final Instalment Due Date)	Thursday 29 May 2008

If you wish to apply for shares you are encouraged to do so as soon as possible. The Commonwealth has the right to change these dates, other than the Final Instalment Due Date, including closing early or extending the Offer, or any component of the Offer, without prior notice, or otherwise vary the terms of the Offer, either generally or in particular cases.
Enquiries
If you have any questions about the Offer in New Zealand you should call the Telstra 3 Telephone Information Centre on 0800 699 019, visit the Telstra 3 Share Offer website at www.t3shareoffer.com.au or contact any NZX Firm.
You should read this Investment Statement and the Prospectus carefully before deciding to invest. If you wish to apply for shares you must complete, sign and lodge an application form which is attached to or accompanies this Investment Statement. Detailed instructions on how to apply are set out in the following table.
Telstra 3 Share Offer | 1

1. How to apply

Will I be allocated all the shares
Who can Apply in		How many shares	that I apply for if the offer is over-
the Retail Offer?		can I apply for?	subscribed?

This component of the Retail Offer...	Is open to...

Shareholder Entitlement Offer	New Zealand resident Retail Investors who are registered Telstra shareholders on the Record Date[1]
▪     Your shareholder entitlement is calculated on the basis of 1 Telstra share for every 2 Telstra shares which are registered in your name on the Record Date[1]. Shareholder entitlements include a minimum guaranteed entitlement of 3,000 shares and are subject to a maximum guaranteed entitlement of 200,000 shares

▪     Your shareholder entitlement is shown on your purple application form[1]

▪     Your entitlement will be rounded up to the nearest 50 shares

▪     If you apply for the shareholder entitlement on your purple personalised application form your application will be accepted in full and will not be scaled back

▪     If you apply for more than your shareholder entitlement you will be allocated an amount equal to at least your shareholder entitlement if applications need to be scaled back

▪     If you apply for less than your shareholder entitlement you will be allocated the number of shares for which you apply and will not be scaled back

▪ You may apply for more or less shares than your entitlement
▪ The minimum number of shares you may apply for is 500, and thereafter in multiples of 50

Firm Offer	New Zealand resident Retail Investors who are offered a firm allocation by their participating broker	▪ Your participating broker will inform you of your firm allocation ▪ The minimum number of shares you may apply for is 500, and thereafter in multiples of 50	▪ Firm Offer applications will be accepted in full and will not be scaled back

General Public Offer	New Zealand resident Retail Investors who are not Telstra shareholders at the Record Date
▪     You are guaranteed a minimum allocation of 2,000 shares

▪     You may apply for more or less shares than your guaranteed allocation

▪     The minimum number of shares you may apply for is 500, and thereafter in multiples of 50

▪     Applications can be for up to a maximum of 200,000 shares

▪     If you apply for the guaranteed allocation of 2,000 shares your application will be accepted in full and will not be scaled back

▪     If you apply for more than your guaranteed allocation you will be allocated an amount equal to at least 2,000 if applications need to be scaled back

▪     If you apply for less than the guaranteed allocation, you will be allocated the number of shares for which you apply

[1]	The Record Date is 13 October 2006. If your Telstra shareholding changed between Friday 15 September 2006 and Friday 13 October 2006, then you may have a different shareholder entitlement than that shown on the purple application form sent to you. If your shareholder entitlement has increased during this period a new purple application form will be sent to you. You should apply using this new form. If your shareholder entitlement has decreased during this period then you should use the original purple application form sent to you, although the Commonwealth reserves the right to scale back your application if you apply for more shares than your actual shareholder entitlement.
2 | Telstra 3 Share Offer

Which form should I use?	How do I pay?	Can I apply online?

▪ You should have received a purple personalised application form with this Investment Statement. You should use this form and return it using the enclosed reply-paid envelope	▪ You must pay in Australian dollars, by cheque or bank draft	▪ No, you cannot apply online

▪ Applications for the Shareholder Entitlement Offer must be made on this purple form
▪ If you were a registered Telstra shareholder at the Record Date but did not receive a purple application form, you should contact the Telstra 3 Telephone Information Centre on 0800 699 019

▪ You should apply in accordance with instructions received from the broker from whom you received your firm allocation

▪ Two yellow application forms are included with this Investment Statement. You should apply using one of these yellow forms and return it using the enclosed reply-paid envelope	▪ You must pay in Australian dollars, by cheque or bank draft	▪ No, you cannot apply online
Telstra 3 Share Offer | 3

2. The Telstra 3 Share Offer
Description of the Offer
The Offer is an offer by the Commonwealth of Telstra shares to be paid in two instalments and comprises:
▪	A Retail Offer which consists of the:

☐	Shareholder Entitlement Offer — a 1 for 2 entitlement offer open to Australian and New Zealand resident Retail Investors who are registered Telstra shareholders at the close of business on 13 October 2006 (Record Date);

☐	Firm Offer — open to Australian and New Zealand resident Retail Investors who are offered a firm allocation of shares by their participating broker or, where relevant, financial planner; and

☐	General Public Offer — open to Australian and New Zealand resident Retail Investors.
▪	An Institutional Offer which consists of an invitation to:

☐	Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions who are Telstra shareholders to bid for shares in the Institutional Offer and receive an Initial Allocation Benefit of 1 share for every 2 shares held at the close of the Institutional Offer (adjusted for dealings up to that time) if they bid at or above the final price;

☐	other Institutional Investors in Australia, New Zealand, the United States and certain other overseas jurisdictions to bid for shares in the Institutional Offer. A minimum of 15% of the offer size will be reserved for, amongst others, these Institutional Investors (Certain Institutional Investors) if they bid at or above the final price; and

☐	Japanese investors to subscribe for shares via a Public Offer Without Listing (POWL). A minimum total number of shares may be reserved for these Japanese investors (the POWL Minimum Guarantee).
The base offer size is 2.15 billion shares, unless increased as outlined below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless:
▪	the Over-allocation Option is exercised; and/or

▪	the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares.
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size (that is, 322.50 million shares1) to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied either by acquiring additional instalment receipts from the Commonwealth pursuant to an option which has been granted by the Commonwealth (the Over-allocation Option) and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. The full exercise of the Over-allocation Option would increase the number of shares sold by the Commonwealth to 2.47 billion shares1. In addition, the base offer size may be increased where the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares. In this event, the size of the Over-allocation Option would also increase proportionately, to remain at 15% of the increased base offer size. Further information about the Over-allocation Option is set out in section 5.12 of the Prospectus, ‘Over-allocation and market stabilisation’.
Instalment receipts
Telstra shares purchased in the Offer will be paid for in two instalments. An instalment receipt is evidence of your beneficial interest in a Telstra share. Until you pay the final instalment, your shares will be held by the Trustee and the Commonwealth will have a security interest in your shares.
While you hold instalment receipts, you will be entitled to vote (by directing the Trustee how to vote) at a meeting of Telstra shareholders (or class of shareholders) and will receive any dividends declared by Telstra during this period. In its normal cycle, Telstra pays an interim dividend in March or April and a final dividend in September or October of each year. For further information see section 3.5 of this Investment Statement, ‘What returns will I get?’.
After you pay the final instalment, you will be registered as the holder of the underlying shares, your instalment receipts will be cancelled and you will be able to freely trade the shares.
You may create a security interest over your instalment receipts. However, you cannot create any security interest which is capable of extending to the underlying shares until you have paid the final instalment.

[1]	Assuming a base offer size of 2.15 billion shares.
4 | Telstra 3 Share Offer

You should note that the partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
Further details on the instalment receipts, including conditional and deferred settlement trading and selling of the securities, are set out in section 3.1 of this Investment Statement, ‘What sort of investment is this?’, and section 3.8 of this Investment Statement, ‘How do I cash in my investment?’.
Retail Offer price and payment
This information relates to New Zealand resident Retail Investors only.
The shares will be paid for in two instalments.
THE FIRST INSTALMENT
The first instalment amount is A$2.10 per share.
The first instalment is payable at the time you submit your application for shares. Your application and payment for the first instalment must be received by 4.00pm local time on the Closing Date (expected to be on 9 November 2006).
New Zealand resident Retail Investors will pay the same first instalment amount as Institutional Investors.
THE FINAL INSTALMENT
The amount of the final instalment will be decided at the close of the Offer based on the final instalment amount payable by Institutional Investors under the Institutional Offer. That amount will be determined by the Commonwealth in consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser by reference to a bookbuild. Further information regarding the Institutional Offer is set out in section 3.3 of this Investment Statement,’How much do I pay?’.
A registered holder of instalment receipts on 15 May 2008 must pay the final instalment on or by 29 May 2008 (Final Instalment Due Date). Reminder notices will be sent to instalment receipt holders prior to this date.
If the final instalment is not paid by the Final Instalment Due Date, the Trustee can sell some or all of your shares. If the net proceeds of such sale are insufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth, including interest, costs, expenses, administration charges, duties and taxes), the Trustee can take action to recover the deficiency. Further information is set out in section 3.4 of this Investment Statement, ‘What are the charges?’. If the net proceeds of such sale are sufficient to satisfy the final instalment (and any other related amounts you may owe to the Commonwealth, including interest, costs, expenses, administration charges, duties and taxes), the Trustee will refund any excess proceeds to you.
Instalment receipt holders may prepay the final instalment for some (in minimum parcels of 2,000) or all of their registered holding on or before 31 March 2008.
You should be aware that at the time of payment of the final instalment, the market price of Telstra shares may be less than the total of the first and final instalment amounts.
New Zealand resident investors will not be eligible for any ‘bonus loyalty share’ or ‘prepayment discount’ as referred to in the Prospectus.
Further information is set out in section 3.1 of this Investment Statement, ‘What sort of investment is this?’.
Your Application
Application forms must be completed and submitted in accordance with the instructions set out on the reverse of the form and in accordance with the information in the section headed ‘Application Instructions’.
Applications must be for a minimum of 500 shares and in multiples of 50 shares thereafter. If the Offer is over-subscribed, you may be allocated less than the number of shares for which you apply, subject to your minimum guaranteed allocation, shareholder entitlement or firm allocation.
SHAREHOLDER ENTITLEMENT OFFER AND GENERAL PUBLIC OFFER
Applications and payments must be received by 4.00pm New Zealand time on the Closing Date, expected to be 9 November 2006. However, the Commonwealth, in consultation with the Joint Global Coordinators, may, without further notice, close the Offer (or any part of the Offer) early, extend the Offer (or any part of the Offer) or accept late applications, either generally or in particular cases.
Telstra 3 Share Offer | 5

2. The Telstra 3 Share Offer (continued)
FIRM OFFER
If you elect to participate in the Firm Offer, your broker will act as your agent in submitting your application and it will be your broker’s responsibility to ensure that the applications are received by 4.00pm local time on the Closing Date (expected to be 9 November 2006). The Commonwealth and the Joint Global Coordinators take no responsibility for any acts or omissions by your broker in connection with your application.
ACCEPTANCE OF APPLICATIONS
The Commonwealth intends to accept all valid applications under the Retail Offer for at least the relevant guaranteed allocation. The Commonwealth reserves the right, however, to reject any application or to allocate to any person fewer shares than applied for by that person.
You will receive a refund if you have applied and paid for more shares than you are allocated. Telstra shareholders who have already provided their bank or other financial institution account details will receive any refund electronically into that account. All other applicants will receive any refund by cheque. No interest will be paid to you on any monies refunded.
Further information about lodging and acceptances of applications is set out in the section headed ‘Application Instructions’.
Allocations
A proportion of the shares to be sold in the Offer will be reserved for the entitlements, firm allocations and guaranteed minimum allocations under the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer respectively, any POWL Minimum Guarantee and institutional investors’ Initial Allocation Benefit.
Any reserved shares not allocated to these components of the Offer will be allocated to satisfy applications from Retail Investors above their guaranteed minimum allocations and entitlements as well as to satisfy bids in the Institutional Offer.
Details of each component of the Retail Offer are described in section 1 of this Investment Statement, ‘How to Apply’.
The Commonwealth will determine the allocation of shares between bidders in the Institutional Offer after consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. There is no assurance that any bidder in the Institutional Offer will be allocated any shares or the number of shares for which it has lodged a bid. The determination of the total amount per share payable by Institutional Investors and the allocation policy will be in accordance with the terms of the Institutional Offer set out in section 5 of the Prospectus Appendix, ‘Further information about the Institutional Offer’, which is available on request. Also see section 3.11 of this Investment Statement, ‘What other information can I obtain about this investment?’.
The Commonwealth intends that the majority of shares to be sold under the Institutional Offer be made available to existing Telstra shareholders in the form of the Initial Allocation Benefit. Further information is set out in section 3.3 of this Investment Statement, ‘How much do I pay?’.
Listing and quotation
Telstra securities are currently traded on ASX, NZSX and NYSE. Telstra is listed on NZSX as an overseas listed issuer. Telstra and the Trustee will apply within seven days after the date of issue of the Prospectus to have the instalment receipts and underlying shares quoted on ASX. Telstra and the Trustee have applied to NZX for permission to quote the instalment receipts and underlying shares on NZSX and all requirements of NZX relating thereto that can be complied with on or before the date of distribution of this Investment Statement have been duly complied with. However, NZX accepts no responsibility for any statement in this Investment Statement.
Quotation of the instalment receipts and underlying shares on NZSX is conditional upon quotation on ASX.
The instalment receipts and underlying shares will not be quoted on NYSE.
Until settlement under the International Purchase Agreement occurs and the instalment receipts are issued, trading in instalment receipts on NZSX and ASX will be on a conditional basis. Conditional trading in instalment receipts on NZSX and ASX is expected to commence on 20 November 2006.
6 | Telstra 3 Share Offer

If permission for quotation of the instalment receipts and underlying shares is not granted by ASX within three months after the date of the Prospectus, or such longer period as ASX allows, application monies will be refunded in full without interest as soon as practicable in accordance with the requirements of the Corporations Act.
Further information is set out in section 3.1 of this Investment Statement, ‘What sort of investment is this?’ and in section 9 of the Prospectus Appendix, ‘Quotation application and agreement between the Trustee and ASX’.
Future Fund
The Future Fund is a Commonwealth investment fund set up to strengthen the Commonwealth’s long-term finances by providing for its unfunded superannuation liabilities. The Future Fund Board is responsible for investment decisions and holds the Future Fund’s investments (for and on behalf of the Commonwealth). The Future Fund Board is a separate legal entity from the Commonwealth.
After the Offer, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not transferred in the Offer (including the Over-allocation Option and associated administrative mechanisms), although it will initially retain sufficient shares to meet bonus loyalty share obligations to Australian applicants in the Retail Offer. These retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are not ultimately required, because Australian instalment receipt holders have transferred instalment receipts or otherwise lost the right to receive bonus loyalty shares, will be transferred to the Future Fund after the Final Instalment Due Date.
Telstra shares transferred to the Future Fund cannot be sold during an escrow period of two years from the date instalment receipts are first listed on ASX, subject to limited exceptions described in section 2.8 of the Prospectus, ‘Future Fund overview’, and section 5.7 of the Prospectus, ‘Future Fund’.
Telstra shares are not guaranteed by the Future Fund.
For further information regarding the Commonwealth’s transfer of shares to the Future Fund see section 2.8 of the Prospectus, ‘Future Fund overview’, and section 5.7 of the Prospectus, ‘Future Fund’.
Telstra 3 Share Offer | 7

3. Answers to important questions
3.1 What sort of investment is this?
The following is a summary only and should be read in conjunction with the additional detailed information contained elsewhere in this Investment Statement and in the Prospectus.
The base offer size is 2.15 billion shares, unless increased as outlined below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless:
▪	the Over-allocation Option is exercised; and/or

▪	the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits. For further information see section 3.3 of this Investment Statement, ‘Ability to increase the offer size’.
INSTALMENT RECEIPTS
Telstra shares will be paid for in two instalments. The first instalment amount of A$2.10 is payable on application and the final instalment is payable on or by 29 May 2008. Until the final instalment is paid, the shares will be held by the Trustee pursuant to the Trust Deed.
Instalment receipts will evidence an instalment receipt holder’s beneficial interest in underlying shares. However, the shares themselves will be held by the Trustee in accordance with the Trust Deed. The Trustee will hold the shares on trust for instalment receipt holders as the owner of the beneficial interest and for the Commonwealth as the holder of a security interest securing payment, among other things, of the final instalment. After an instalment receipt holder pays the final instalment by the Final Instalment Due Date in cleared funds, the instalment receipts will be cancelled and the Trustee will transfer the underlying shares to that instalment receipt holder who will become the registered holder of the shares. The Commonwealth will no longer have a security interest in them.
Instalment receipt holders will be entitled to receive any dividends paid on the shares, to receive notices, financial reports and other documents required to be sent to shareholders and to vote (by directing the Trustee how to vote) at a meeting of shareholders (or class of shareholders).
Instalment receipt holders will not be registered shareholders of Telstra in terms of the Corporations Act nor Telstra’s constitution.
INSTALMENT RECEIPT VOTING RIGHTS
Holders of instalment receipts generally have equivalent rights to those of shareholders including the right to attend and speak at a general meeting of Telstra shareholders. Holders of instalment receipts cannot vote directly at a general meeting of Telstra shareholders but can direct the Trustee how to vote the shares underlying the instalment receipts.
The Trustee will direct the Instalment Receipt and Share Registrar to make arrangements with Telstra and the share registrar to ensure that, so far as practicable, the share registrar sends to the instalment receipt holder any notice of meeting of shareholders at the same time and in the same manner it sends that notice to shareholders. However, because of the timing of the Offer, applicants under the Offer will not receive a notice of meeting and will not have the right to attend and vote at the annual general meeting on 14 November 2006, unless they are existing shareholders.
As an instalment receipt holder is not strictly a shareholder, the Trust Deed sets out a procedure that the Trustee must follow to ensure that a holder of instalment receipts may direct the votes attached to the underlying shares at a general meeting. That procedure is summarised in section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
If an instalment receipt holder does not provide a valid voting direction, the Trustee must not cast a vote on any resolution in respect of the underlying shares to which that instalment receipt holder’s instalment receipts relate.
DIVIDENDS
While you hold instalment receipts, you will be entitled to vote (by directing the Trustee how to vote) at a meeting of Telstra shareholders (or a class of shareholders) and will receive any dividends declared by Telstra during this period. In its normal cycle, Telstra pays an interim dividend in March or April and a final dividend in September or October of each year. Neither Telstra nor any other party promises or guarantees that dividends will be paid on Telstra shares.
The Trustee will take all reasonable steps (as defined in the Trust Deed) to require that the payment of any dividend to the instalment receipt holder is made at the same time and in the same manner as Telstra pays dividends to shareholders. Payments will be made to an instalment receipt holder if that holder is on the instalment receipt register at the relevant time. The Trustee is not responsible to the instalment receipt holder for any neglect or default on Telstra’s part in relation to dividends.
Further information about dividends is set out in section 3.5 of this Investment Statement, ‘What returns will I get?’.
8 | Telstra 3 Share Offer

INSTALMENT RECEIPTS ARE TRANSFERABLE
Some or all of a holding of instalment receipts may be transferred to another person, subject to the terms of the Trust Deed. Telstra and the Trustee will apply within seven days after the date of issue of the Prospectus to have the instalment receipts and underlying shares quoted on ASX. Telstra and the Trustee have applied to NZX for permission to quote the instalment receipts and underlying shares on NZSX, and all requirements of NZX relating thereto that can be complied with on or before the date of distribution of this Investment Statement have been duly complied with. However, NZX accepts no responsibility for any statement in this Investment Statement.
See section 3.8 of this Investment Statement, ‘How do I cash in my investment?’, in relation to the trading of the shares represented by the instalment receipts after that date.
THE INSTALMENT RECEIPT REGISTER
The instalment receipt register is the only evidence of a holding of an instalment receipt and of the beneficial interest in the share underlying an instalment receipt. The instalment receipt register will be maintained by the Instalment Receipt and Share Registrar. A copy of the instalment receipt register may be inspected or obtained (for a fee, in some cases) if an undertaking is provided regarding the use of the information obtained in inspecting, or obtaining a copy of, that register.
The Instalment Receipt and Share Registrar in New Zealand is Link Market Services Limited which is also Telstra’s share registrar in New Zealand.
Further information about the instalment receipt register is set out in section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
OBLIGATION TO PAY THE FINAL INSTALMENT
A registered holder of instalment receipts on 15 May 2008 must pay the final instalment on or by 29 May 2008 (the Final Instalment Due Date). Reminder Notices will be sent to instalment receipt holders prior to this date. The reminder notice will be sent to the address recorded against the name in the instalment receipt register.
So that the Commonwealth can determine who must pay the final instalment, Telstra will ask ASX and NZX to suspend trading of the instalment receipts on or about 9 May 2008. The person on the instalment receipt register at the later of 7.00pm (Sydney) time, and the time at which various scheduled processing and system administration tasks are completed in respect of 15 May 2008, will have to pay the final instalment. This is so even if the reminder notice is not received.
If an instalment receipt holder defaults in paying the final instalment, the Trustee may sell some or all of the shares (including all dividends, rights or other benefits accruing or received on the shares after 29 May 2008) underlying the holder’s instalment receipts to satisfy the final instalment (and any other related amounts the instalment receipt holder may owe to the Commonwealth, including interest on the amount of the final instalment (calculated at 12% per annum) and administration charges (including a A$75 administration fee per default), costs, expenses, taxes and duties).
The instalment receipt holder will receive any excess proceeds. If the proceeds of the sale of the shares are insufficient to cover the above amounts, the instalment receipt holder remains liable for the shortfall. The Trustee must take action against the instalment receipt holder to recover the shortfall unless the Commonwealth instructs it to cease that action. The Commonwealth can also take recovery action against the instalment receipt holder directly.
New Zealand resident investors will not be entitled to the ‘bonus loyalty shares’ on the final instalment, as referred to in the Prospectus, and must pay the full amount of the final instalment by the Final Instalment Due Date.
PRE-PAYMENT OPTION
Instalment receipt holders may prepay the final instalment for some (in minimum parcels of 2,000) or all of their registered holding on or before 31 March 2008. Prepayment may be made on or by 28 February 2007 and on or by the last day of every month thereafter (each a prepayment day) up until 31 March 2008. To prepay, instalment receipt holders will need to contact the Instalment Receipt and Share Registrar on 0800 835 7872 to obtain the prepayment notification. Instalment receipt holders need to request a prepayment notification by the eighth business day of a month if they want to prepay in that month. They will then need to lodge their payment with the Commonwealth as directed in the prepayment notification by 5.00pm (Sydney time) on the last business day of the relevant month.
For further information about prepayments see section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
Telstra 3 Share Offer | 9

3. Answers to important questions (continued)
OTHER TERMS
The Trust Deed has provisions which deal with the duties of the Trustee if:
▪	a takeover bid is made for Telstra;
▪	a takeover bid is made for instalment receipts;
▪	Telstra subdivides, consolidates or reconstructs the Telstra shares;
▪	Telstra reduces its capital. If a return of capital occurs, the Commonwealth will receive the return and the final instalment will be reduced accordingly;
▪	Telstra makes a buy-back offer for shares; or
▪	Telstra makes a bonus issue or Telstra shareholders receive rights under a scheme of arrangement.
The instalment receipt holder cannot create any security interest, such as a mortgage or a charge, over the shares the Trustee is holding on such holder’s behalf. In addition, the instalment receipt holder cannot do anything which would have the effect of giving another person any right over the shares until the final instalment has been paid and the Trustee has transferred the shares to the holder.
Instalment receipt holders are required by the Trust Deed to pay certain taxes and duties, if any, referable to them, their instalment receipts or their shares.
Further details of the other terms of the Trust Deed are summarised in section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
SHARES
The shares offered are ordinary shares of Telstra, an Australian company.
Rights attaching to the shares are conferred by Telstra’s constitution and regulated by the Corporations Act, ASX Listing Rules and general law. These rights include the right to:
▪	attend and vote at a meeting of shareholders, including the right to cast one vote per share on a poll;
▪	an equal participation with other shares in any dividend declared, subject to any rights attaching to any shares with special dividends (no such shares are currently on issue);
▪	an equal participation with other shares in the residual assets on liquidation of Telstra after payments to creditors, subject to rights attaching to any preference shares (no such shares are currently on issue); and
▪	be sent reports, notices of meetings and other information sent to shareholders.
Further details on the rights and obligations of shareholders are set out in Telstra’s constitution. Telstra proposes to replace its constitution at the upcoming 2006 annual general meeting to be held on 14 November 2006. The proposed new constitution will, among other things, reflect changes arising from the Offer, regulatory changes under the Corporations Act and the ASX Listing Rules and developments in best practice corporate governance.
Some of the principal amendments proposed to be made to Telstra’s constitution are summarised in section 10 of the Prospectus Appendix ‘Description of shares and constitution’.
QUOTATION
Telstra securities are currently traded on ASX, NZSX and NYSE. Telstra is listed on NZSX as an overseas listed issuer.
Telstra and the Trustee have applied to NZX for permission to quote the instalment receipts and underlying shares on NZSX and all requirements of NZX relating thereto that can be complied with on or before the date of distribution of this Investment Statement have been duly complied with.
Telstra and the Trustee will apply within seven days after the date of issue of the Prospectus to have the instalment receipts and underlying shares quoted on ASX. The instalment receipts and shares will not be quoted on NYSE.
NZX and ASX accept no responsibility for any statement in this Investment Statement.
If permission for quotation of the instalment receipts and underlying shares is not granted by ASX within three months after the date of the Prospectus, or such longer period as ASX allows, application monies will be refunded in full without interest as soon as practicable in accordance with the requirements of the Corporations Act.
Initial quotation of the instalment receipts on NZSX and ASX is expected to occur on Monday 20 November 2006 on a conditional and deferred settlement basis.
Investors should note that quotation of the instalment receipts on NZSX is conditional upon quotation of the instalment receipts and shares on ASX, settlement of the International Purchase Agreement and the issue of the instalment receipts.
10 | Telstra 3 Share Offer

OTHER INFORMATION ABOUT THE SECURITIES
Further details on the rights and obligations of instalment receipt holders and shareholders are set out in the Trust Deed and Telstra’s constitution and are summarised in section 5.9 of the Prospectus, ‘Rights of holders of instalment receipts and shareholders’ and section 11 of the Prospectus Appendix, ‘Description of the Instalment Receipts and Trust Deed’.
3.2 Who is involved in providing it for me?
OFFEROR AND PROMOTER
The Commonwealth of Australia is the offeror and promoter of the shares being offered for sale. Under the Securities Act, the Commonwealth is also an issuer of the shares and has obligations as an issuer under the Securities Act and Securities Regulations.
The address of the Commonwealth is Department of Finance and Administration, John Gorton Building, King Edward Terrace, Parkes, ACT 2600, Australia.
An investment in the shares is not guaranteed by the Commonwealth or any other party.
ISSUER
Telstra Corporation Limited (ACN 051 775 556) is the original issuer of the shares.
Telstra was incorporated on 6 November 1991 in Australia Capital Territory, Australia. Telstra’s registered office is Level 41, 242 Exhibition Street, Melbourne, VIC 3000, Australia.
Telstra’s principal place of business in New Zealand is located at two sites, being TelstraClear Centre, Smales Farm Office Park, Corner Northcote and Taharoto Road, Takapuna, Auckland and TelstraClear Limited, Shed 39, 1 Hinemoa Street, Centreport, Wellington (Telephone 0508 888 800).
Telstra is a listed company and its shares are quoted on ASX and NZSX.
Telstra is Australia’s leading telecommunications and information services company. The principal activities of Telstra include the provision of basic access services (including installation and maintenance of connections between customers’ premises and basic voice; facsimile and internet services) to most homes and businesses in Australia; local and long distance telephone calls in Australia and international telephone calls to and from Australia; mobile telecommunications services, broadband access and content, a comprehensive range of data and internet services (including through Telstra BigPond®, Australia’s leading internet service provider (ISP)); management of business customers’ information technology and/or telecommunications services; wholesale services to other carriers, carriage service providers (CSPs) and ISPs; advertising, search and information services through its wholly-owned subsidiary, Sensis; and cable distribution services for FOXTEL’s cable subscription television services.
Telstra owns 50% of FOXTEL and its international business includes interests in: CSL New World Mobility Group (CSL), Hong Kong’s leading mobile operator; TelstraClear Limited, the second largest full service carrier in New Zealand; REACH Ltd (REACH), a provider of global connectivity and international voice and satellite services; and SouFun Holdings Limited (SouFun), a leading real estate and home furnishings website in China.
Further details of Telstra’s main activities and international investments are set out in section 3.8 of the Prospectus, ‘Telstra’s main activities and international investments’.
Telstra will not receive any proceeds from the sale of the shares.
The current members of the Board are listed in the corporate directory on page 39 of this Investment Statement. Further information about the directors of Telstra is set out in section 3.6 of this Investment Statement, ‘What are my risks?’.
For further information about Telstra refer to section 3 of the Prospectus, ‘Overview of Telstra’.
TRUSTEE
The Trustee is Telstra Sale Company Limited (ABN 82 121 986 187).
3.3 How much do I pay?
Payment for the shares will be in two instalments. Successful applicants must pay:
▪    the first instalment amount of A$2.10 per share on application; and
▪    the final instalment amount on or by 29 May 2008, the Final Instalment Due Date.
The final price payable for a share will be the amount set under the Institutional Offer. The amount of the final instalment will be equal to the final price less the amount of the first instalment. The final instalment amount will be announced by Monday 20 November 2006.
You should be aware that at the time of payment of the final instalment, the market price of the Telstra shares may be less than the total of the first and final instalment amount.
Telstra 3 Share Offer | 11

3. Answers to important questions (continued)
FINAL INSTALMENT
Each person registered as an instalment receipt holder at 7.00pm (Sydney time) on the 15 May 2008 and the time at which various scheduled processing and system administration tasks are completed in respect of 15 May 2008, will have to pay the final instalment.
If the final instalment is paid by 5.00pm Sydney time on 29 May 2008 and the payment is cleared by 5.00pm Sydney time on 10 June 2008, the Trustee will transfer the shares to the instalment receipt holder within 12 business days (or a longer period if ASX and NZX permits) of 29 May 2008.
If funds sent to pay for the final instalment are not cleared by 5.00pm Sydney time on 10 June 2008, the Trustee will transfer the shares to the instalment receipt holder as soon as practicable after those funds are cleared.
Investors who buy or sell instalment receipts in the period immediately preceding the Final Instalment Due Date should confirm with an NZX Firm whether they will be liable to pay the final instalment on those instalment receipts.
Instalment receipt holders may prepay the final instalment for some (in minimum parcels of 2,000) or all of their registered holding on or before 31 March 2008. Prepayment may be made on or by 28 February 2007 and on or by the last day of every month thereafter (each a prepayment day) up until 31 March 2008. To prepay, instalment receipt holders will need to contact the Instalment Receipt and Share Registrar on 0800 835 7872 to obtain the prepayment notification. Instalment receipt holders need to request a prepayment notification by the eighth business day of a month if they want to prepay in that month. They will then need to lodge their payment with the Commonwealth as directed in the prepayment notification by 5.00pm Sydney time on the last business day of the relevant month.
For further information about prepayments see section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
New Zealand resident investors will not be eligible for any prepayment discount as referred to in the Prospectus.
CONSEQUENCES OF FAILING TO PAY THE FINAL INSTALMENT
If an instalment receipt holder defaults in paying the final instalment, the Trustee can sell some or all of the shares (including all dividends, rights or other benefits accruing or received on the shares after 29 May 2008) underlying the holder’s instalment receipts to satisfy the final instalment (and any other related amounts the instalment receipt holder may owe to the Commonwealth, including interest on the amount of the final instalment (calculated at 12% per annum) and administration charges (including a A$75 administration fee per default), costs, expenses, taxes and duties).
DETERMINATION OF THE FINAL PRICE — INSTITUTIONAL OFFER
Selected Institutional Investors will be invited to bid for shares in the Institutional Offer. Participants in the Institutional Offer will be invited to submit bids between 15 and 17 November 2006 in a global bookbuild process. After the close of the Institutional Offer, the total amount payable per share by Institutional Investors will be determined by the Commonwealth in consultation with the Joint Global Coordinators and the Commonwealth’s Business Adviser. In determining the total amount payable per share by Institutional Investors, the Commonwealth will have regard to considerations including the level of demand for shares in the bookbuild, prevailing market conditions, the desire for an orderly after-market, the market price of Telstra shares prior to the close of the Institutional Offer and an ownership base of long-term shareholders.
The final instalment payable by Institutional Investors will be the total amount payable per share less the A$2.10 first instalment payable by Institutional Investors.
The Commonwealth will determine the allocation of shares between bidders in the Institutional Offer after consultation with the Joint Global Coordinators and the Commonwealth Business Adviser. There is no assurance that any bidder in the Institutional Offer will be allocated any shares or the number of shares for which it has lodged a bid. The determination of the total amount per share payable by Institutional Investors and the allocation policy will be in accordance with the terms of the Institutional Offer set out in section 5 of the Prospectus Appendix, ‘Further Information about the Institutional Offer’.
The Commonwealth intends that the majority of shares to be sold under the Institutional Offer be made available to existing Telstra shareholders in the form of the Initial Allocation Benefit. Institutions holding Telstra shares as at 6.00pm Sydney time on 17 November 2006 (adjusted for dealings up to that time — see section 5 of the Prospectus Appendix, ‘Further information about the Institutional Offer’) that lodge a valid bid no later than that time will receive an Initial Allocation Benefit. The Initial Allocation Benefit is subject to the bidder having made and not withdrawn a valid bid at or above the final price and the Commonwealth reserves the right to withhold the Initial Allocation Benefit from persons it considers have engaged in adverse market behaviour. The level of Initial Allocation Benefit will be 1 share for every 2 shares held in Telstra at the close of the Institutional Offer (adjusted for dealings up to that time) or such lesser number of shares for which the institution has lodged a valid bid at or above the final
12 | Telstra 3 Share Offer

price. Australian and New Zealand resident Retail Investors bidding via broker-sponsored bids will also be entitled to claim Initial Allocation Benefits based on their holdings as at the close of the Institutional Offer (adjusted for dealings up to that time — see section 5 of the Prospectus Appendix, ‘Further information about the Institutional Offer’), but must deduct from the Initial Allocation Benefit so claimed any shares they have applied for in the Shareholder Entitlement Offer.
A minimum total number of shares may also be reserved for Japanese investors subscribing under the POWL Minimum Guarantee.
In addition, a minimum of 15% of the offer size (before any over-allocations) will be reserved for certain investors in the Institutional Offer (‘Certain Institutional Investors’), including:
▪	Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

▪	other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

▪	investors subscribing under the Japanese POWL in excess of any POWL Minimum Guarantee; and

▪	Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefits (if any).
Any allocation of these reserved shares is subject to the investor having made and not withdrawn a valid bid at or above the final price. These reserved shares will be allocated having regard to the allocation criteria described in section 5 of the Prospectus Appendix, ‘Further Information about the Institutional Offer’. Any reserved shares not allocated to these investors will be allocated to other parts of the Offer.
The final instalment amount payable by Institutional Investors will be set by the Commonwealth following a bookbuild.
Further details about the Institutional Offer are set out in section 2.5 of the Prospectus, ‘Institutional Offer’, and section 5 of the Prospectus Appendix, ‘Further information about the Institutional Offer’.
ABILITY TO INCREASE THE OFFER SIZE
The base offer size is 2.15 billion shares, unless increased as outlined below. The final number of shares sold by the Commonwealth will not exceed this base offer size unless:
▪	the Over-allocation Option is exercised; and/or
▪	the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares.
The Joint Global Coordinators may agree with the Commonwealth to over-allocate up to 15% of the base offer size (that is, 322.50 million shares1) to Institutional Investors under the Institutional Offer. These over-allocations, if any, may be satisfied either by acquiring additional instalment receipts from the Commonwealth pursuant to the Over-allocation Option which has been granted by the Commonwealth and/or by purchasing instalment receipts on the stock market which may have the effect of stabilising the secondary market price of instalment receipts. The exercise of the Over-allocation Option would increase the number of shares sold by the Commonwealth to 2.47 billion shares1. Refer to section 5.12 of the Prospectus, ‘Over-allocation and market stabilisation’, for more information.
In addition, the base offer size may be increased where the number of shares required to satisfy allocations for the Retail Offer, the POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits exceeds 2.15 billion shares. In this event, the size of the Over-allocation Option would also increase proportionately, to remain at 15% of the increased base offer size.
Should the base offer size be increased in these circumstances, shares allocated to Certain Institutional Investors (see section 2.6.2 of the Prospectus, ‘Allocation under the Institutional Offer’) would be limited to any shares the Joint Global Coordinators agree to over-allocate under the Institutional Offer, that is, no more than 15% of the increased base offer size (see section 2.6.2 of the Prospectus, ‘Allocation Under the Institutional Offer’). After the Offer, the Commonwealth intends to transfer to the Future Fund all of its Telstra shares which are not sold in the Offer (including the Over-allocation Option and associated administrative mechanisms), although it will initially retain sufficient shares to meet bonus loyalty share obligations to Australian applicants in the Retail Offer. These retained shares will be held for the Commonwealth by the Trustee until they are transferred to those entitled, and will not be voted while they are so held. Any of these shares which are not ultimately required, because Australian instalment receipt holders have transferred instalment receipts and lost the right to receive bonus loyalty shares, will be transferred to the Future Fund after the Final Instalment Due Date.
Telstra shares transferred to the Future Fund cannot be sold during an escrow period of two years from the date instalment receipts under the Offer are first listed on ASX, subject to limited exceptions described in section 2.8 of the Prospectus, ‘Future Fund Overview’, and section 5.7 of the Prospectus, ‘Future Fund’.
LODGING YOUR APPLICATION
Application forms must be completed and submitted in accordance with the instructions set out on the reverse of the application form and in the ‘Application Instructions’ commencing on page 40 in this Investment Statement.

[1]	Assuming a base offer size of 2.15 billion shares.
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3. Answers to important questions (continued)
Applications must be for a minimum of 500 shares and in multiplies of 50 shares thereafter. If the Offer is over-subscribed, investors may be allocated less than the number of shares for which they apply, subject to their guaranteed minimum allocation, shareholder entitlement or firm allocation.
APPLICATION MONIES AND LODGEMENT OF APPLICATIONS
All applications must be made on the relevant application form and accompanied by a cheque or bank draft for the first instalment made payable to ‘Telstra 3 Share Offer’. Cheques must be in Australian Dollars drawn on an Australian branch of an Australian bank, marked ‘Not Negotiable’ and must be payable to ‘Telstra 3 Share Offer.’ Bank drafts must be in Australian Dollars drawn on any registered bank in New Zealand.
Application forms and cheques or bank drafts (other than Firm Offer applications) should be mailed using the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque or bank draft either:

▪	to the following address: Telstra 3 Share Offer PO Box 90219 Auckland Mail Centre Auckland 1142
or

▪	to any NZX Firm.
For investors who elect to participate in the Firm Offer, their broker will act as their agent in submitting their application and it will be the broker’s responsibility to ensure that the investor’s application is received by 4.00pm (New Zealand time) on the Closing Date (expected to be 9 November 2006). The Commonwealth and the Joint Global Coordinators take no responsibility for any acts or omissions by brokers in connection with any applications.
Applications and payments must be received by 4.00pm (New Zealand time) on the Closing Date (expected to be 9 November 2006). However, the Commonwealth, in consultation with the Joint Global Coordinators, may, without further notice, close the Offer (or any part of the Offer) early, extend the Offer (or any part of the Offer) or accept late applications, either generally or in particular cases.
ACCEPTANCE OF APPLICATIONS
The Commonwealth intends to accept all valid applications under the Retail Offer for at least the relevant guaranteed allocation. The Commonwealth reserves the right, however, to reject any application or to allocate to any person fewer shares than applied for by that person.
Applicants will receive a refund if they applied and paid for more shares than they were allocated. Telstra shareholders who have already provided their bank or other financial institution account details will receive any refund electronically into that account. All other applicants will receive any refund by cheque. No interest will be paid to applicants on any monies refunded.
An application represents an offer to buy shares from the Commonwealth on the terms and conditions set out in this Investment Statement, the Prospectus and on the application form and the page to which it is attached. A contract will be formed when the Commonwealth accepts an applicant’s offer on the allocation of instalment receipts. The Commonwealth may accept an applicant’s offer without further notice to that applicant. If an applicant’s offer is accepted, that applicant will, subject to a condition regarding settlement of the International Purchase Agreement, receive an instalment receipt transaction confirmation statement. See section 3.8 of this Investment Statement, ‘How do I cash in my investment?’, for further details of the conditions regarding settlement of the International Purchase Agreement. Further details on the International Purchase Agreement are also set out in section 5.12 of the Prospectus, ‘Over-allocation and market stabilisation’.
The Commonwealth reserves the right, at its discretion, to treat any application for greater than 200,000 shares as an application under the Institutional Offer. In addition, where the Commonwealth is advised by the Joint Global Coordinators that investors who would typically be regarded as Institutional Investors have applied as Retail Investors, the Commonwealth also reserves the right to treat such applications as applications under the Institutional Offer.
The Commonwealth reserves the right to reject or aggregate applications which appear to be multiple applications from the same person or from closely related persons. However, clients of brokers receiving firm allocations under the Firm Offer may also lodge an application under the Shareholder Entitlement Offer or the General Public Offer. Unless you are a client of a broker applying for a firm allocation under the Firm Offer, you may only apply for shares using one application form. An application by you acting in another legal capacity (such as a trustee of a trust) will not be treated as a multiple application.
14 | Telstra 3 Share Offer

ALLOCATION OF SHARES
A proportion of the shares to be sold in the Offer will be reserved for the entitlements, firm allocations and guaranteed minimum allocations under the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer respectively, any POWL Minimum Guarantee and Institutional Investors’ Initial Allocation Benefits. Any reserve shares not allocated to these components of the Offer will be allocated to satisfy applications from Retail Investors above their guaranteed minimum allocations and entitlements as well as to satisfy bids in the Institutional Offer.
Details of each component of the Retail Offer are described in section 1 of this Investment Statement, ‘How to Apply’.
In certain limited circumstances, where a significant development has occurred during the Offer period applicants may have the right to withdraw their applications. Further details of this withdrawal right are discussed in section 3.6 of this Investment Statement, ‘What are my risks?’.
3.4 What are the charges?
PAYMENT OF CHARGES TO TELSTRA, THE COMMONWEALTH OR THE TRUSTEE
An investor must pay the first instalment and the final instalment to the Commonwealth. If an instalment receipt holder defaults in paying the final instalment, the Trustee may sell some or all of the shares (including all dividends, rights or other benefits accruing or received on the shares after 29 May 2008) underlying the holder’s instalment receipts to satisfy the final instalment (and any other related amounts the instalment receipt holder may owe to the Commonwealth, including interest on the amount of the final instalment (calculated at 12% per annum) and administration charges (including a A$75 administration fee per default), costs, expenses, taxes and duties).
Other than as described above, an investor is not required to pay any charges (including brokerage) to Telstra, the Commonwealth, or any person associated with either Telstra or the Commonwealth, in relation to the Offer.
Any fees and expenses payable to the Trustee are to be met by the Commonwealth and will not be met by instalment receipt holders or Telstra.
No fee is payable to the Commonwealth in relation to its role as promoter of the New Zealand Offer.
The Commonwealth has agreed to reimburse certain expenses relating to the Offer incurred by Telstra. These expenses are in the nature of legal, advisory, listing, share registry, D & O insurance, marketing and administrative costs which are presently estimated to be in the order of A$25 million.
The Commonwealth has provided certain indemnities to Telstra including indemnifying Telstra, its directors and certain of its executives against liabilities arising in connection with the Offer. Further details about these indemnities are set out in section 16 of the Prospectus Appendix, ‘Indemnities provided by the Commonwealth of Australia’.
BROKERAGE AND OTHER FEES
Brokers and financial planners (including the Retail Lead Managers) will be entitled to a brokerage fee of 0.75% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications lodged through brokers, including shareholder entitlements but excluding applications under the Firm Offer, and a brokerage fee of 1.25% of the net present value of the total amount payable by Retail Investors for shares sold pursuant to applications under the Firm Offer.
Commission will be payable to the Institutional Selling Syndicate in respect of shares allocated to Institutional Investors under the Institutional Offer. In respect of shares allocated to Australian and New Zealand institutions, the relevant syndicate members will be paid collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors. This commission rate will also be paid to participating brokers in respect of allocations made to Retail Investors in relation to successful broker sponsored bids lodged by those brokers on behalf of Retail Investors. These fees will not constitute part of the commissions payable to the Institutional Selling Syndicate. In respect of shares sold outside Australia and New Zealand, the international syndicate members will receive collectively a commission of 0.4% of the net present value of the total amount payable by Institutional Investors and a further 0.04% of the amount of the first instalment representing an underwriting fee. The underwriting fee component will not apply to shares that are the subject of the Over-allocation Option and associated stock borrowing arrangements. Further details about the Over-allocation Option are set out in section 5.12 of the Prospectus,
‘Over-allocation and market stabilisation’.
For the purpose of calculating the net present value of the total amount payable, the amount of the first instalment plus the discounted amount of the final instalment will be used.
The Commonwealth will pay the brokerage fees and commissions referred to above.
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3. Answers to important questions (continued)
Normal brokerage charges may apply to the on-sale of instalment receipts and/or shares and those charges will be payable by the seller and/or buyer under the relevant transaction.
If the Offer proceeds, the total estimated costs in connection with the Offer, including advisory, legal, accounting, tax, listing, share registry services and administrative fees, as well as printing, advertising and other expenses (but excluding commissions and brokerage described above) will be approximately A$100 million and will be paid by the Commonwealth. A description of these costs are set out in section 2 of the Prospectus Appendix, ‘Interests of advisers and experts’.
TRUSTEE
Under the Trust Deed, the Commonwealth must pay all expenses of the Trustee. However, the instalment receipt holder must pay any expenses relating to the sale of shares arising from enforcement action taken by the Commonwealth to recover the final instalment and certain other costs and charges. The Commonwealth also indemnifies the Trustee from all liabilities arising from the performance of its responsibilities under the Trust Deed.
3.5 What returns will I get?
None of the Commonwealth, Telstra, the Board, nor any person associated with the Commonwealth, Telstra or the Offer guarantee or promise any return (including capital return on either instalment receipts or shares), the performance of Telstra, the performance of the instalment receipts or shares offered under this Investment Statement and the Prospectus or the market price at which the instalment receipts or shares will trade.
You will receive two types of returns on your shares represented by the instalment receipts.
THROUGH DIVIDENDS PAID TO INVESTORS
Instalment receipt holders will be entitled to receive or benefit from any dividends paid by Telstra on the shares represented by the instalment receipts.
The Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for Telstra’s financial year ending on 30 June 2007 (financial year 2007). This assumes Telstra continues to be successful in implementing its transformation strategy and there are no further material adverse regulatory outcomes during the course of the financial year 2007— see section 3.4 of the Prospectus, ‘Transformation strategy’, and section 3.6 of this Investment Statement, ‘What are my risks?’.
The Board is unable to give guidance on ordinary dividends for Telstra’s financial year to 30 June 2008 owing to the remaining uncertainty attached to regulatory outcomes and the impact on its business, as well as transformation and market place risks — see section 3.6 of this Investment Statement, ‘What are my risks?’. Whether any dividend is paid, and the final amount of dividends declared for any year, is a decision for the Board to make twice a year in its normal cycle having regard to the company’s earnings and cash flow as well as regulatory impacts and all other factors that affect the operation of Telstra.
For further explanation of Telstra’s financial outlook, refer to section 3.5 of the Prospectus, ‘Outlook’.
Telstra normally pays any interim dividend in March or April and any final dividend in September or October of each year.
Where dividends are payable, Telstra is the entity legally liable to pay them to shareholders.
If Telstra declares or pays a dividend (other than by way of a bonus issue), the Trustee must:
▪	if the dividend is to be paid wholly or partly in cash, direct Telstra to pay the cash part of the dividend directly to the holder of the instalment receipt according to the number of instalment receipts registered in such holder’s name; and
▪	if the dividend is not to be paid wholly in cash, take all reasonable steps (as defined in the Trust Deed) to cause the non-cash part of the dividend to vest in the instalment receipt holder. The Trustee is not required to take steps which are unlawful or impracticable or which may involve unindemnified expense to the Trustee or which may potentially expose the Trustee to liability.
The Trustee will take all reasonable steps (as defined in the Trust Deed) to require that the payment of any dividend to the instalment receipt holder is made at the same time and in the same manner as Telstra pays dividends to shareholders. The Trustee is not responsible to the instalment receipt holder for any neglect or default on Telstra’s part in relation to dividends.
Payments will be made to an instalment receipt holder if that holder is on the instalment receipt register at the relevant time. Further details of these dates and the payment of dividends is set out in section 11 of the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
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THROUGH THE SALE OF INSTALMENT RECEIPTS OR THE SALE OF THE SHARES
Instalment receipt holders may benefit from any increase in the market price of their instalment receipts or (following the payment of the final instalment) their shares. The market price of instalment receipts and shares may also decline.
If an instalment receipt holder sells their instalment receipts or (following payment of the final instalment), their shares, the purchaser of the instalment receipts or shares will be legally liable to pay the purchase price for those instalment receipts or shares. It is strongly recommended that investors seek independent tax advice from their lawyer or taxation adviser in respect of any capital gain made on a resale of instalment receipts and shares.
The share prices for many companies have in recent times been subject to wide fluctuations, which in many cases may reflect a diverse range of non-company specific influences, such as global hostilities and tensions, acts of terrorism, natural disasters and the general state of the economy. Such market fluctuations may adversely affect the market price of the shares. No assurances can be made that Telstra’s market performance will not be adversely affected by any such market fluctuations or factors.
There can be no guarantee that an active market in the instalment receipts will develop or that the price of the instalment receipts or shares will increase. There may be relatively few or many potential buyers or sellers of the instalment receipts or shares on NZSX or ASX at any time. This may increase the volatility of the market price of the instalment receipts and shares. It may also affect the prevailing market price at which instalment receipt holders are able to sell their instalment receipts and shareholders are able to sell their shares. This may result in instalment receipt holders or shareholders receiving a market price for their instalment receipts or shares that is less or more than the original purchase price that they paid.
KEY FACTORS THAT DETERMINE RETURNS
Whether Telstra’s future financial performance will improve is largely dependent on its ability to implement and execute its transformation strategy successfully and generate the increased volumes and usage rates for its products and services it seeks to achieve. In addition, Telstra’s transformation is a five year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes Telstra is implementing throughout its systems and operations. Telstra’s ability to successfully implement its transformation strategy is subject to significant risks. See section 3.6 of this Investment Statement, ‘What are my risks?’.
Telstra is involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and Telstra in particular. There are several key regulatory issues, whether recently made or pending, which will shape Telstra’s future. These include:
▪	regulated wholesale access pricing;

▪	retail price controls;

▪	any potential competitor access to Telstra’s NEXT G™ wireless network; and

▪	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way Telstra prices its products and services.
Telstra believes that several key factors may impact its future financial results, including:
▪	Telstra’s ability to implement and execute its transformation plan, including the deployment of NEXT G™ wireless services, and the rationalisation of its various IT and network platforms;

▪	Telstra’s ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings Telstra expects to realise from its traditional higher margin product and service lines;

▪	the difficulties for Telstra in predicting regulatory outcomes and the unpredictable actions of the key regulators; and

▪	changes to Telstra’s competitive environment as markets and technologies evolve and competition intensifies and the actions and initiatives of Telstra’s major competitors.
For further discussion of Telstra’s financial outlook, refer to section 3.5 of the Prospectus, ‘Outlook’.
For other factors that may determine returns and which are relevant to Telstra, investors should also refer to section 5.5 of the Prospectus, ‘Effect of the Offer on Telstra’.
Returns on the shares (and therefore the instalment receipts) are affected by numerous additional factors and these factors may affect the amount of the proceeds of any eventual sale of shares or the instalment receipts and the amount of any dividend paid by Telstra. Such factors include:
▪	general economic conditions, including inflation rates and interest rates;

▪	variations in the local and global market for listed stocks, in general, or for telecommunication stocks, in particular;
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3. Answers to important questions (continued)
▪	changes to government policy, legislation or regulation in Australia, New Zealand or in other markets in which Telstra operates;

▪	inclusion or removal from major market indices;

▪	the nature of competition in the industries in which Telstra operates; and

▪	general operational and business risks, which are set out in detail in section 3.6 of this Investment Statement, ‘What are my risks?’.
NEW ZEALAND AND AUSTRALIAN TAXATION CONSIDERATIONS FOR NEW ZEALAND RESIDENTS
The purpose of this summary is to provide an overview of the likely Australian and New Zealand taxation consequences that may arise for certain holders of instalment receipts and shares who are residents of New Zealand for taxation purposes.
The contents of this summary:
▪	apply only to holders who are residents of New Zealand for taxation purposes; and

▪	are based on the tax law of Australia and New Zealand as it stands as at the date of this Investment Statement.
Australia and New Zealand are in a process of major tax reform. It is important that potential investors monitor developments as changes to the tax legislation or administration of the law (or both) may have a material impact on the comments provided in this summary. Potential investors are advised to obtain advice on these tax reforms at the time they invest in, or deal with, instalment receipts or shares.
This summary is not a comprehensive description of all New Zealand and Australian tax considerations that may be relevant to a decision to purchase, sell or hold instalment receipts or shares. The summary sets out the Australian and New Zealand taxation consequences of:
▪	dividends paid on the Telstra shares which the Trustee directs to instalment receipt holders;

▪	sale of instalment receipts by holders;

▪	payment of the final instalment; and

▪	sale of the Telstra shares (by holders or the Trustee).
A class ruling has been sought from the Australian Taxation Office (ATO) for participants in the Offer. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Investment Statement. Whilst it is not expected to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling.
Taxation is a complex area of law and the taxation consequences for a holder may differ from those detailed in this summary, depending on the holder’s particular circumstances. Accordingly, potential investors should not rely on this summary as a substitute for professional advice. All potential investors who are considering investing in shares should obtain their own independent professional advice in light of their particular circumstances before deciding to apply for shares.
Dividends
New Zealand tax
In this Investment Statement ‘dividends’ includes taxable bonus issues and any amounts received by shareholders in respect of share buy-backs or cancellations by Telstra to the extent such amounts are deemed dividends for the purposes of New Zealand tax law.
The comments below apply equally to dividends declared on the shares while the New Zealand resident holds an instalment receipt and those declared after the final instalment has been paid and the shares are transferred to the New Zealand resident.
A New Zealand tax resident is unable to utilise Australian franking credits against his or her New Zealand income tax liability. A New Zealand individual tax resident will be required to include the full amount of any dividend, including any Australian withholding tax deducted (converted to New Zealand dollars at the time of declaration) and any New Zealand imputation credits attached to the dividend, in an income tax return or income statement. A New Zealand individual tax resident will be entitled to a credit in New Zealand for Australian non-resident withholding tax (DWHT) imposed on unfranked dividends and any New Zealand imputation credits attached up to the amount of New Zealand tax otherwise payable on the dividend. Any unutilised imputation credits can be credited against tax on other income or carried forward and credited against tax on income derived in later years.
New Zealand resident companies are generally not subject to income tax on dividends received from overseas companies. However, New Zealand resident company investors with less than a 10% voting interest in Telstra will be liable for a foreign dividend withholding payment (FDWP) at the rate of 33% on any dividends that they receive. A foreign tax credit should be available for any Australian DWHT imposed on unfranked dividends from Telstra and any New Zealand imputation credits attached to the dividend, but only to the extent of the FDWP imposed on the dividends.
Trans-Tasman imputation
Australian companies can elect to maintain a New Zealand imputation credit account and collect imputation credits from income tax paid in New Zealand. New Zealand investors in an Australian company that maintains an imputation credit account and attaches imputation
18 | Telstra 3 Share Offer

credits to dividends are able to receive a proportion of the New Zealand imputation credits equal to their interest in the Australian company.
Telstra has made the necessary election to maintain an imputation credit account. The level of imputation credits that have been generated by Telstra to date is insignificant. It is anticipated that dividends paid by Telstra will not be fully imputed with New Zealand imputation credits. Therefore, depending on their individual tax paying positions, New Zealand holders are likely to be required to pay income tax or FDWP, as appropriate, on a proportion of dividends received.
Australian tax
Details of the Australian withholding tax and franking system are set out in section 5.14 in the Prospectus, ‘Taxation’.
The income tax treatment of distributions to instalment receipt holders will mirror the income tax treatment of distributions to shareholders. While the distributions on instalment receipts are, strictly speaking, trust distributions, they will retain the character of the dividends on the shares and will be treated in the same way for Australian income tax purposes as dividends on the shares.
Dividends with full Australian franking credits attached, which are paid to non-resident shareholders, are not subject to Australian DWHT. Dividends, to the extent that they are not fully franked, are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of New Zealand tax residents, provided that the instalment receipts (and later the shares) are not effectively connected with a permanent establishment or a fixed base of the New Zealand tax resident in Australia through which the New Zealand tax resident carries on business in Australia or performs independent personal services, the rate is reduced under the double tax treaty between Australia and New Zealand to 15%.
Accordingly, dividends paid by Telstra to New Zealand tax residents, to the extent to which they are franked (with Australian franking credits), will not be subject to DWHT. The unfranked part of any dividends paid by Telstra to New Zealand tax residents will be subject to DWHT of 15%. Telstra will deduct Australian DWHT and so the New Zealand tax resident will receive dividends net of Australian DWHT.
Fully franked dividends (franked with Australian franking credits) paid to New Zealand residents and dividends that have been subject to DWHT are not subject to any further Australian tax.
Sale of investment receipts and shares
New Zealand tax
A profit on the sale of instalment receipts or shares could be subject to New Zealand tax in certain circumstances. Gains on the sale of instalment receipts or shares by a New Zealand tax resident will be subject to New Zealand tax if the seller is in the business of dealing in instalment receipts or shares or if the instalment receipts or shares were purchased for the purpose of sale or if the instalment receipts or shares were sold as part of a profit-making undertaking or scheme. In these circumstances any exchange gain or loss realised on the sale will be taken into account in measuring the taxable gain (or deductible loss).
Where a New Zealand tax resident not liable for New Zealand income tax on the sale of instalment receipts or shares is subject to Australian capital gains tax (CGT), no credit for Australian capital gains tax will be available in New Zealand.
Australian tax
Instalment receipts on capital account
It is important to note that the Australian taxation outcomes discussed below are likely to change as a result of the introduction of draft legislation which is expected to become effective later this year (discussed further below).
An instalment receipt is an interest in a resident trust estate for Australian CGT purposes. The disposal of the instalment receipts will constitute a ‘CGT event’ under Part 3-1 of the Income Tax Assessment Act 1997. A New Zealand tax resident instalment receipt holder will be required to include in their Australian assessable income capital gains realised on the sale of instalment receipts (after allowing for any capital losses).
The non-resident rate of income tax currently ranges from 29% to 45% for individuals and 30% for New Zealand resident companies. Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia. The trustee of a New Zealand resident trust will typically be liable to pay tax on behalf of its beneficiaries. The tax treatment of beneficiaries of a NewZealand resident trust will depend on the tax status of the beneficiaries. The trustee is authorised to withhold sufficient funds from distributions to pay the tax.
The assessable capital gain will generally be the difference between the arm’s length consideration in respect of the disposal of the instalment receipt (including the amount of the final instalment) and the cost base. The cost base of an instalment receipt will include the consideration on acquisition (including the amount of the final instalment) and incidental costs associated with acquisition and disposal.
If the instalment receipts have been held for at least 12 months prior to sale, New Zealand tax resident individuals may be entitled to discount the capital gain arising on disposal of the instalment receipts by 50%.
Where beneficiaries of a New Zealand resident trust are presently entitled, the net capital gain for the trust is determined with the benefit of the 50% CGT discount where instalment receipts have been held for at least 12 months. Upon distribution by the trustee, the net capital
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3. Answers to important questions (continued)
gain would be grossed up to 100% in the hands of the beneficiaries. Beneficiaries that are individuals should then be entitled to the 50% CGT discount in respect of the disposal of the instalment receipts by the trust. The CGT discount will not be available to New Zealand tax resident companies.
If holders sell an instalment receipt for less than its cost base, holders may incur a capital loss. A capital loss can only be offset against capital gains for Australian tax purposes.
Shares on capital account
New Zealand tax resident shareholders should only be subject to Australian tax on capital gains realised on the sale of shares if the shareholders used the shares in carrying on a business through a permanent establishment in Australia, or if the shareholders (together with their associates) held more than 10% of the shares issued by Telstra (by value) at any time during the 5 years prior to disposal (even in circumstances where the Trustee has to sell a holder’s shares because the holder did not pay the final instalment).
Proposed changes to taxation of capital gains derived by non-residents
The Australian Government has introduced a Bill into Parliament which proposes to narrow the range of assets on which a foreign resident will be liable to Australian CGT to Australian real property and the business assets (other than Australian real property) of a foreign resident’s Australian permanent establishment. The proposed measures will only be effective from the date of Royal Assent to the relevant legislation.
Generally, under the proposed changes New Zealand resident investors (including instalment receipt holders) may only be subject to CGT where the investor holds an interest in ‘taxable Australian property’. ‘Taxable Australian property’ includes direct and indirect interests in real property located in Australia or the business assets of an Australian permanent establishment of the investor.
Indirect interests in Australian real property include shares in interposed companies or interests in other interposed entities that hold Australian real property, where the value of the shares or interests is wholly or principally attributable to taxable Australian real property This would be a question of fact to be determined at the time of the disposal. It is considered that this is unlikely to be the case based on the current asset profile of Telstra. However, investors should seek their own independent taxation advice in relation to the potential impact of the proposed changes to take into account their own circumstances.
Instalment receipts or shares on revenue account
A New Zealand tax resident investing on revenue account (without an Australian permanent establishment or fixed base for the purpose of performing independent personal services) may not be subject to Australian tax on the sale of instalment receipts or shares by virtue of relief available under the double tax treaty between Australia and New Zealand. Investors should seek their own independent taxation advice should they wish to rely on the double tax treaty for relief from liability to pay Australian income tax upon the disposal of instalment receipts or shares.
Gift duty
New Zealand gift duty
Gifts of instalment receipts or shares made by a donor domiciled in New Zealand will be subject to New Zealand gift duty. Gift duty applies at 5% on the excess of gifts over NZ$27,000 in any 12 month period and rises on a graduated scale to a maximum rate of 25% of the excess amount of gifts over NZ$72,000.
Australian gift duty
No gift duty is imposed in Australia.
Stamp duty and GST
New Zealand duty and GST
New Zealand does not levy stamp duty on the acquisition or transfer of instalment receipts or shares.
No New Zealand goods and services tax is payable on the acquisition or transfer of instalment receipts or shares.
Australian duty and GST
Instalment receipts and shares which are quoted on the ASX, or a stock exchange that is a member of the Federation Internationale de Bourses des Valeurs (including NZX) will not result in Australian stamp duty being payable by a New Zealand instalment receipt holder on the issue of instalment receipts, payment of the first instalment, or the transfer of instalment receipts or shares on payment of the final instalment.
Generally, trading of quoted instalment receipts or shares on NZSX will not be subject to Australian stamp duty. However, transfers or agreements for transfers, whilst not quoted, or suspended from quotation, may have Australian stamp duty consequences for the transferee.
Pursuant to the provisions of the Australian goods and services tax law as currently in force, goods and services tax will not be payable on the issue of instalment receipts, payment of the first instalment or the transfer of shares to you on payment of the final instalment. GST will not be payable on any other transfer of instalment receipts or shares.
Proposed offshore portfolio investment rules
The New Zealand Government is proposing changes to the rules relating to the taxation of portfolio investments (investments of less than 10%) held by New Zealand residents in foreign companies. These proposals
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are currently being reconsidered and the redraft legislation has not been publicly released as at the date of this Investment Statement.
However, the proposed rules are not intended to apply in respect of shares in an Australian resident entity listed on ASX that is required to maintain an Australian franking account and is liable to Australian tax on income derived from Australia and income derived from overseas. Telstra fulfils these requirements. Consequently, based on the announced proposals, a New Zealand resident should not be required to apply the proposed rules in respect of the instalment receipts or the shares.
The proposed rules were intended to apply from 1 April 2007. Legislation will not be finalised until the end of this year and the rules are likely to be subject to further change before that time. However, the exemption for shares listed on ASX is unlikely to be removed.
Pricing
The final price for the shares payable by a New Zealand resident under this Offer does not include any capitalised interest. For the purposes of the financial arrangements rules in the Income Tax Act 2004 (NZ), the final price is the lowest price that the Commonwealth and the investor would have agreed upon for the shares at the time of application if payment had been made in full at the time the first right in the shares passed to the New Zealand investor. Therefore, no interest income or expenditure should arise under the financial arrangements rules as a result of the purchase of shares or instalment receipts.
No guarantee
None of the Commonwealth, the Board, Telstra, nor any person associated with the Commonwealth, Telstra or the Offer guarantee or promise any return, the performance of Telstra, the performance of the instalment receipts or shares offered under this Investment Statement and the Prospectus or the market price at which the instalment receipts or shares will trade.
3.6 What are my risks?
If any significant developments occur during the course of the Offer, the Commonwealth and Telstra may advise investors of those developments by publishing advertisements in newspapers and on the website set up for the Offer (www.t3shareoffer.com.au) pursuant to an exemption granted by the Securities Commission under the Securities Act 1978.
If the supplementary disclosure discloses a significant change, or a new matter, that has arisen since the date of this Investment Statement which is materially adverse from the point of view of an investor, then in addition to any other rights of withdrawal that an applicant may have, an applicant whose application to purchase instalment receipts is received before midnight New Zealand time on the second business day after the publication of the advertisement in accordance with the exemption may withdraw his or her application before 4.00pm New Zealand time on the date which is one month after the publication of the advertisement by giving written notice of withdrawal to the Commonwealth and be refunded in accordance with the procedure set out in the advertisement.
The major risks to investors are an inability to recover their original investment and that they may not receive the returns they expect. This could occur for a number of reasons including:
▪	the price at which investors are able to sell their instalment receipts or (after payment of the final instalment) their shares, is less than the price the investor paid for them due to market volatility or for other reasons;

▪	they are unable to sell their instalment receipts or (after payment of the final instalment) their shares at all;

▪	the Trustee defaults in its obligations;

▪	the market for the instalment receipts or the shares becomes illiquid or ceases to exist; or

▪	Telstra is placed in receivership or liquidation or is otherwise unable to pay distributions. Investors could receive none, or only some, of the returns mentioned above if Telstra becomes insolvent for any reason.
If Telstra’s operational and financial performance is worse than investors expect, the future market price for instalment receipts and shares may be less than the price paid for them and returns on the shares and instalment receipts may be less than anticipated.
Factors affecting the performance of the returns on the shares are described under section 3.5 of this Investment Statement, ‘What returns will I get?’. There are a number of business specific risks to Telstra which may affect the future operating and financial performance of Telstra and the value of the instalment receipts and shares. Prior to making an investment decision, prospective investors should carefully consider the following risk factors, as well as other information contained in this Investment Statement and in the Prospectus.
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3. Answers to important questions (continued)
RISKS ASSOCIATED WITH TELSTRA
Telstra faces several risks, whether they be regulatory, transformation related or from general market or operating conditions. The following describes some of the significant risks that could affect Telstra. These risks are also described in the 2006 Supplemental Information, which is available on request (see section 3.11 of this Investment Statement, ‘What other information can I obtain about this investment?’). Some risks may be unknown to Telstra or the Commonwealth and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect Telstra’s business, profits, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Investment Statement and the cautionary statement regarding forward-looking information in the ‘Important Notices’ section at the front of this Investment Statement.
Regulatory risks
Telstra operates in a highly regulated environment that significantly affects its business. In particular, Telstra believes regulation can limit Telstra’s ability to pursue certain business opportunities and the returns it can generate for its shareholders. Regulation impacts the way Telstra does business and Telstra believes it is the most significant ongoing risk to Telstra. There can be no assurance as to future policies and regulatory outcomes. Regulatory outcomes may be significantly adverse to Telstra shareholders. Telstra believes the current regulatory regime is value destroying. However, Telstra is committed to seeking regulatory reform on behalf of its shareholders.
Telstra faces substantial regulatory risks that it believes have, and will continue to have, substantial adverse effects on its business.
A description of the aims of the regulatory regime is set out in section 5.3 of the Prospectus, ‘Commonwealth as shareholder and regulatory’.

Risk	Description	Risk Impact
Access Pricing	The ACCC can require Telstra to provide certain services to its competitors using its networks at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree. In many cases Telstra has disagreed with the ACCC’s calculation of these costs. The ACCC is yet to issue final determinations in arbitrations about prices Telstra charges its competitors for various services, including for unconditioned local loop service (ULLS) and spectrum sharing service (SSS). Telstra is effectively required by law to charge the same prices for a basic line rental service for all retail customers across Australia. The ACCC has not, however, adopted an averaging approach in assessing ULLS prices Telstra can charge its competitors to access its network. Instead, the ACCC has in its interim decisions set prices which differentiate between metropolitan and non-metropolitan areas. As a result of this and differences in the approaches to estimating costs, the prices set to date are well below Telstra’s calculation of the efficient costs of supply. In addition, the ACCC proposes to significantly reduce SSS prices which Telstra believes would lead to accelerated growth in SSS, enabling Telstra’s competitors to provide broadband and VoIP services while Telstra is restricted to supplying basic access services. Further, Telstra believes such reduced access prices would be likely to lead to a reduction in Telstra retail prices.	Telstra’s competitors can target customers in metropolitan areas where access prices are low, leaving Telstra to provide services to some customers in high cost regional and rural areas at the same retail price as in metropolitan areas.

The ACCC may reduce access prices further which would adversely affect Telstra’s revenues, earnings and shareholder returns, including dividends. Telstra will consider all avenues open to it to challenge any such outcome.
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Risk	Description	Risk Impact
Restrictions on future investments in Telstra’s business	Telstra seeks a competitive rate of return when it invests its capital. If Telstra cannot be confident that ACCC regulation of prices for competitor access to a new network will allow a competitive rate of return, Telstra will not invest in the network.	Telstra believes FTTN is an example of how Telstra is and could be exposed to significant limitations and costs in relation to its current and future activities, which may make it prudent for Telstra not to engage in some business activities or to delay or defer capital projects.

	This year, Telstra planned to start building a A$3 billion FTTN network. However, Telstra disagreed with the ACCC on the price its competitors should pay for access to the network and, as a result, Telstra decided not to build the network.	Telstra believes these regulatory risks could therefore have an adverse effect on the returns Telstra can generate for its shareholders and could benefit its competitors.

Mandated access to Telstra networks	A key part of Telstra’s transformation strategy involves deploying next generation networks, including its new NEXT G™ wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to this network should be required. Telstra believes such compulsory competition access would not be appropriate because of the wide availability of competing wireless networks.	If the ACCC allows competitors to access Telstra’s new NEXT G™ wireless network, this would deprive Telstra of the benefits of the wider coverage of its network and Telstra believes this would materially adversely affect its business and shareholder returns, including dividends. This may undermine Telstra’s commercial incentives to continue to invest in the NEXT G™ wireless network, for example, to increase data speeds.

Conduct regulation	Telstra and the ACCC differ in critical instances in their views of what amounts to anti-competitive conduct in breach of the Trade Practices Act. For example, the ACCC has stated it has reason to believe that Telstra, by raising its basic access prices to competitors without a similar increase in retail prices, has engaged in anti-competitive conduct. In Telstra’s view, an increase in access prices to allow a greater recovery of its costs is not anti-competitive conduct.	The ACCC may in future reach the view that other Telstra conduct is a breach of the Trade Practices Act. For example, a refusal by Telstra to supply services to its competitors for what Telstra believes to be normal commercial reasons may in the ACCC’s view be a breach of the Act.

	The ACCC may take Telstra to the Federal Court for this alleged breach. The maximum potential penalties which the Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. Telstra will vigorously defend the proceedings on the basis that it has not acted anti-competitively and should be allowed to move its prices closer to its costs.	Telstra believes that, should the ACCC allege anti- competitive conduct, it will rely upon the potential for very large fines in an endeavour to have Telstra modify what Telstra believes to be normal commercial behaviour.

Wide regulatory discretion	The Minister for Communications has a broad power to impose and vary licence conditions on Telstra. For example, the requirement to operate separate retail, wholesale and network business units (operational separation) places an additional burden on Telstra with many restrictions imposed on the way it runs its business. In addition, Telstra is subject to retail price controls and is obliged to make certain uneconomic services available in rural and remote areas, without receiving what in Telstra’s opinion is a fair contribution to its costs from its competitors.	The real risk with operational separation, in Telstra’s opinion, lies in the power of the Minister to determine the way Telstra conducts its business by directing it to vary its operational separation plan, subject to the aims and objects of the legislation which are very broad.

These regulatory discretions could in Telstra’s opinion be used with a significant adverse effect on Telstra.
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3. Answers to important questions (continued)
Transformation strategy risks
Telstra may not succeed in implementing its transformation strategy or the strategy may not achieve the expected benefits.
Telstra has invested substantial capital and resources in the development, streamlining and modernisation of its networks and systems and has embarked on a substantial transformation of Telstra. However, Telstra may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. Further, transformation may not be an adequate solution to the ever present operational, competitive and technological risks.

Issue	Description	Risk Impact
Scale of transformation	The transformation strategy impacts all of Telstra’s businesses, key systems and processes. It represents a complex and fundamental change in the way Telstra does business and requires large-scale customer migration as old networks and systems are replaced. Telstra’s transformation strategy is, in Telstra management’s view, the most comprehensive of any telecommunications company worldwide. Much of the new technology to be used in the transformation has not been deployed on a similar scale before and the timetable for implementation is aggressive. The next generation technologies which Telstra is deploying span its fixed line and NEXT G™ wireless networks and IT systems and processes. Other than NEXT G™, Telstra is still in the early stages of rolling out these technologies. The transformation program is very costly and has resulted in significant declines in Telstra’s earnings and cash flow available for reinvestment or the payment of dividends.

The IT component of the transformation is the most complex and highest risk element of the plan and is in the early stages of implementation.

There is a significant risk that Telstra may not be successful in the implementation of its transformation strategy and in restoring earnings and cash flows to the level that existed when the transformation commenced.	The expected benefits of Telstra’s transformation strategy may not be achieved or may be delayed, with a risk that Telstra will lose market share and profitability. If the transformation is not successful, there may be a significant reduction in shareholder returns including dividends. Telstra faces other risks in executing its transformation including:

▪   Telstra’s new technologies and network and IT support systems do not function as anticipated;

▪   customer take-up and migration to new products and services, for example Telstra’s recently launched NEXT G™ network, may be significantly less than planned and customers may not be willing to pay for some of the value-added services;

▪   the migration of Telstra’s CDMA subscribers may take longer than expected, leading to significant additional costs for Telstra;

▪   key vendors, on which Telstra is dependent, may not perform as expected;

▪   extended delays and other execution problems may occur in implementation of its transformation strategy;

▪   competitors may in time offer similar services and capabilities; and

▪   Telstra’s actual capital and operating costs may turn out to be substantially greater than those budgeted.

Key personnel	The success of Telstra’s transformation strategy is highly dependent on key personnel at Telstra. Telstra’s CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise.	Aloss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on Telstra’s ability to achieve the transformation strategy and consequently on Telstra’s shareholder returns, including dividends. Also, there is a risk that if the CEO were to leave Telstra one or more of the overseas executives he has recruited may also leave.

Retaining and attracting skilled and experienced people	As technology evolves Telstra will need to attract, retain and train its workforce.	Relevant skills are in short supply worldwide. This could impact Telstra’s ability to remain competitive.
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Market and operating risks
Aside from the regulatory and transformation risks, Telstra faces general market and operating risks. These risks may arise from changes in economic conditions both in Australia and the world, actions by Telstra’s competitors and changing consumer trends.

Issue	Description	Risk Impact
Continued decline in high margin fixed line products and services	Telstra’s traditional fixed line (or PSTN) revenues declined by 6.7% in financial year 2006. This decline will continue and may accelerate because of increasing competition, substantial regulatory impacts and the continued development of technologies that are able to offer increasingly viable alternatives to Telstra’s PSTN services – such as mobiles and broadband services. PSTN revenues comprise a significant portion of Telstra’s revenues and provide high margins and strong cash flows that enable it to invest in and develop its business.	If Telstra is unable to arrest the rate of decline, manage costs and grow alternative revenue sources in newer lower-margin products and services such as mobiles and broadband, Telstra’s earnings and shareholder returns, including dividends, could be materially adversely affected.

Rapid technology change and convergence of traditional telecommunications markets	Rapid changes in telecommunications and IT are continuing to redefine the markets in which Telstra operates. These changes are likely to broaden the range and capabilities and reduce the costs of infrastructure capable of delivering these products and services, leading to greater competition. Telstra is responding through the modernisation of its networks and systems, including the deployment of the NEXT G™ network.	Future technology and market changes may create the need for other network and system changes at considerable cost to Telstra.

Competition	Although the overall Australian telecommunications market has experienced growth, Telstra has lost substantial market share in some key markets as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. As a result, Telstra has lowered the prices of its products and services. Telstra has also implemented strategies to better understand its customers and concentrated on delivering new and better products and services to remain competitive.

The Government has announced Connect Australia, a A$1.1 billion scheme to subsidise the building of infrastructure and the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas.

	Separately, nine of Telstra’s competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers.	Telstra expects vigorous competition, including price- and facilities-based competition, to continue or accelerate with competitors marketing aggressively to its high-value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on Telstra’s financial results.

Joint investments	Telstra is in joint control of some of its businesses like FOXTEL, REACH, its 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL New World and SouFun.	Certain key matters in these businesses require the agreement of Telstra’s partners. Any disputes or disagreements from time to time with its partners may negatively affect Telstra’s ability to pursue its business strategies.

Network and system failures	Telstra’s networks are vulnerable to extreme weather, cable cuts and intentional wrongdoing. Hardware or software failures and computer viruses could also affect the quality of its services. Major customer requirements could be in excess of Telstra’s capacity to supply.	Any of these occurrences could result in customer dissatisfaction and compensation claims as well as reduced revenue and earnings.
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3. Answers to important questions (continued)

Issue	Description	Risk Impact
Electromagnetic Energy (EME)	Reports have suggested that EME emissions from wireless equipment may have adverse health consequences. However, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards.	Any widespread perception of EME risks may adversely affect Telstra’s wireless business.
Investment and other risks

Issue	Description	Risk Impact
New director sought by the Commonwealth	There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.

Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Offer at which time the Commonwealth will still own 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the AGM and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.	The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.

However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.

Mr Cousins was a part-time consultant to the Prime Minister for 9 years resigning upon his nomination for the Board.

The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see section 5.7 of the Prospectus, ‘Future Fund’). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.
26 Telstra 3 Share Offer

Issue	Description	Risk Impact
New director sought by the Commonwealth (continued)	The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Notice of Meeting for the AGM, the Board did not recommend that shareholders vote in favour of Mr Cousins.

To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.

Lower level of dividends	The Board’s current intention is to declare dividends totalling A$0.28 per share fully franked for the 2007 financial year, subject to Telstra continuing to be successful in implementing its transformation strategy and there being no further material adverse regulatory outcomes during the course of the year.	There is a risk that if Telstra is unsuccessful in implementing its transformation strategy or there are material adverse regulatory or other outcomes, the amount of dividends in any year may be reduced or not fully franked which would negatively affect yield.

Future Fund as a substantial shareholder	The Commonwealth will transfer its unsold Telstra shares to the Future Fund. The Future Fund will have a substantial shareholding in Telstra which, after a 2 year escrow period, it will be free to sell over the medium term to a level consistent with its investment strategy (at least below 20% of Telstra’s issued share capital).	A sale or anticipated sale by the Future Fund of Telstra shares could reduce the price of Telstra shares, and could negatively impact the timing and effectiveness of capital raising activities, with an adverse impact on Telstra’s cost of capital.
Telstra 3 Share Offer | 27

3. Answers to important questions (continued)

Issue	Description	Risk Impact
Future Fund as a substantial shareholder (continued)	The Finance Minister may also issue ministerial directions to the Future Fund Board in relation to Telstra shares held by the Future Fund, including specifying how voting rights relating to the shares are exercised.

	The Future Fund does not guarantee the shares.	Whilst the Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the subsequent sell-down), a future Government might take a different approach, using the directions power to vote the shares held by the Future Fund to pursue Government objectives. There is also a risk that the interests of the Future Fund and / or the Commonwealth may not be aligned with the interests of other shareholders, and the Future Fund could take actions that are not in the best interests of Telstra’s other shareholders.

Instalment receipts and market risk	Several factors, many of which are beyond the control of Telstra, may affect the price of the instalment receipts and the underlying shares, including overall economic conditions, changes in government policies, movement in interest rates and stock markets and general operational and business risks relating to Telstra and investor perception of the success of the transformation strategy	The price at which instalment receipts trade may be higher or lower than the amount of the first instalment. In addition, the price of Telstra shares following payment of the final instalment may be less than the total price you paid for them.

Instalment receipts may trade at a price reflecting a premium or discount to the price of fully-paid Telstra shares

The partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
GENERAL RISKS ASSOCIATED WITH INVESTING IN THE INSTALMENT RECEIPTS AND UNDERLYING SHARES
Share price variations
The instalment receipts and shares are expected to be quoted on ASX and NZSX, where their price may rise or fall relative to the purchase price. The instalment receipts and shares offered under this Investment Statement carry no guarantee in respect of profitability, dividends, return of capital, or the price at which they may trade on ASX and NZSX.
The value of the shares will be determined by the stock market and will be subject to a range of factors beyond the control of the Commonwealth, Telstra, the Board and the senior management team of Telstra. Such factors include, but are not limited to, the demand for and availability of instalment receipts and shares, inclusion or exclusion of the shares in or from any share price indices, movements in domestic interest rates, exchange rates, inflation rates, fluctuations in the Australian, New Zealand and international stock markets and general domestic and economic activity.
Returns from an investment in the instalment receipts and shares may also depend on general stock market conditions as well as the performance of Telstra. There can be no guarantee that an active market in the instalment receipts will develop or that the market price of the instalment receipts or shares will not decline below the price paid by investors under the Offer. The market price for the instalment receipts and shares after quotation may be volatile, especially in the short term.
Economic factors
Changes in economic and business conditions or government policies in Australia, New Zealand or internationally may impact the fundamentals upon which the projected growth of Telstra’s target markets or its cost structure and profitability will rely. Adverse changes in such things as the level
28 | Telstra 3 Share Offer

of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and, as discussed above, regulatory policies), consumer spending and employment rates, among others, are outside the control of Telstra, the Board and officers of Telstra and may result in a material adverse impact on Telstra or its operating and financial performance.
Deferred payment characteristics of instalment receipts
Payment for the shares is to be made in two instalments. Instalment receipt holders will be bound to pay the final instalment when due.
You should note that partial payment characteristics of instalment receipts may make percentage price movements in them greater than percentage price movements if they were fully paid shares in similar circumstances.
The final instalment will be determined at the pricing of the Offer. At the date the final instalment is required to be paid, the market price of the shares may be less than the final price under this Offer. Details are set out in section 11 in the Prospectus Appendix, ‘Description of Instalment Receipts and Trust Deed’.
All of these factors mean that on a winding up of Telstra or the sale of an instalment receipt or a share at any time, an instalment receipt holder may receive less than the amount paid in respect of that instalment receipt or share.
Consequences of insolvency
Investors will not be liable to pay any additional money (in excess of the application moneys and the final instalment amount) to any person as a result of Telstra’s insolvency. The insolvency of Telstra will not relieve instalment receipt holders from their obligations to the Commonwealth to pay the final instalment.
All claims of creditors or holders of shares ranking in priority to the shares sold in the Offer rank ahead of the claims of holders of shares subscribed for in the Offer in the event of the liquidation or winding up of Telstra.
All holders of paid up shares rank equally upon a winding up or liquidation, in each case for an equal per share amount of any surplus assets of Telstra after payment or discharge of all other claims.
Any payment of surplus assets made while instalment receipts are on issue would be paid to instalment receipt holders, subject to deduction of the final instalment which would be paid to the Commonwealth. Further details of how instalment receipts are dealt with in these circumstances are set out in section 5.9 of the Prospectus, ‘Rights of holders of instalment receipts and shareholders’.
3.7 Can the investment be altered?
The terms of the Offer are set out in this Investment Statement and the Prospectus. Those terms may be altered by the Commonwealth and Telstra by lodging a supplementary prospectus and (subject to any procedure otherwise authorised by any relief granted by ASIC or any exemption from the Securities Act obtained by the Commonwealth and Telstra, including the Securities Act (Telstra 3 Share Offer) Exemption Notice 2006) amending this Investment Statement by supplementary disclosure. Details of any supplementary prospectus or supplementary disclosure must be filed with the Registrar of Companies.
After an application has been accepted, the terms of the Offer cannot be altered without the applicant’s consent.
The final price of the shares will be set under the Institutional Offer through a global book building process in which institutional, professional and other qualified bidders will submit bids for shares. It is expected that the final price of the shares will be announced on 20 November 2006. Investors who have paid the first instalment and who hold instalment receipts as at 15 May 2008 will have a continuing obligation to pay the final instalment (being the final price less the first instalment) on the Final Instalment Due Date.
If an instalment receipt holder defaults in paying the final instalment, the Trustee may sell some or all of the shares (including all dividends, rights or other benefits accruing or received on the shares after 29 May 2008) underlying the holder’s instalment receipts to satisfy the final instalment (and any other related amounts the instalment receipt holder may owe to the Commonwealth, including interest on the amount of the final instalment (calculated at 12% per annum) and administration charges (including a A$75 administration fee per default), costs, expenses, taxes and duties).
INSTALMENT RECEIPTS
The Trust Deed, which governs the terms of the instalment receipts, may be amended by a supplemental deed between the Commonwealth and the Trustee.
However, any amendment must not:
▪	impair the right of any instalment receipt holder to enjoy the beneficial interest in the shares before the instalment receipt holder pays the final instalment;
▪	impair the right of any instalment receipt holder to receive a transfer of the shares once the final instalment is paid;
▪	vary the date for payment of the final instalment or vary the amount of the final instalment; or
▪	remove the right to receive dividends unless that amendment results from an event, transaction or resolution by, or concerning, Telstra.
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3. Answers to important questions (continued)
Instalment receipt holders have the right to pay the final instalment early and receive the underlying shares by giving notice to the Trustee and paying the final instalment in full.
SHARES
The rights attaching to the shares are governed primarily by Telstra’s constitution, and in certain circumstances are regulated by the Corporations Act, the ASX Listing Rules and general law.
Under Telstra’s constitution, the rights attaching to shares may only be varied or abrogated with the written consent of the holders of three quarters of the issued shares of that class of shares or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Currently, Telstra has only one class of ordinary shares.
Further information about Telstra’s constitution is set out in section 10 of the Prospectus Appendix, ‘Description of shares and constitution’.
Telstra proposes to replace its constitution at the upcoming annual general meeting on 14 November 2006. Because of the timing of the Offer, applicants under the Offer will not receive a notice of meeting and will not have the right to attend or vote at that annual general meeting on 14 November 2006, unless they are existing shareholders.
The proposed new constitution will, among other things, reflect changes arising from the Offer, regulatory changes under the Corporations Act and the ASX Listing Rules and developments in best practice corporate governance.
Some of the principal amendments proposed to be made to Telstra’s constitution are summarised in section 10 of the Prospectus Appendix, ‘Description of shares and constitution’.
3.8 How do I cash in my investment?
INSTALMENT RECEIPTS
Holders may transfer some or all of a holding of instalment receipts to another person subject to the terms of the Trust Deed. The Trust Deed provides that a person to whom instalment receipts are transferred automatically agrees to become bound by the Trust Deed and the instalment receipts as soon as they take a transfer of instalment receipts.
Instalment receipts may be transferred using the methods contained in the Trust Deed, which include:
▪	an electronic transfer under NZX’s FASTER system; and

▪	a written instrument of transfer in the form in the schedules to the Trust Deed or in any other form approved by the Trustee (a number of standard forms of transfer used in Australia and New Zealand have been approved by the Trustee for this purpose).
There are restrictions on the level of foreign ownership of Telstra. Further information is set out in section 5.13 of the Prospectus, ‘Restrictions on foreign ownership’, section 10 of the Prospectus Appendix, ‘Description of shares and constitution’, and section 13 of the Prospectus Appendix, ‘Restrictions on foreign ownership’.
Payment of Final Instalment
An instalment receipt holder will receive a reminder notice before the final instalment is due. The reminder notice will be sent to the address recorded against the name in the instalment receipt register. So that the Commonwealth can determine who must pay the final instalment, Telstra will ask ASX and NZX to suspend trading of the instalment receipts on or about 9 May 2008. The person on the instalment receipt register at the later of 7.00pm (Sydney time) on 15 May 2008, and the time at which various scheduled processing and system administration tasks are completed in respect of 15 May 2008, will have to pay the final instalment. This is so even if the reminder notice is not received.
If an instalment receipt holder defaults in paying the final instalment, the Trustee may sell some or all of the shares (including all dividends, rights or other benefits accruing or received on the shares after 29 May 2008) underlying the holder’s instalment receipts to satisfy the final instalment (and any other related amounts the instalment receipt holder may owe to the Commonwealth, including interest on the amount of the final instalment (calculated at 12% per annum) and administration charges (including a A$75 administration fee per default), costs, expenses, taxes and duties).
The instalment receipt holder will receive any excess proceeds. If the proceeds of the sale of the shares are insufficient to cover the above amounts, the instalment receipt holder remains liable for the shortfall. The Trustee must take action against the instalment receipt holder to recover the shortfall unless the Commonwealth instructs it to cease that action. The Commonwealth can also take recovery action against the instalment receipt holder directly.
Investors should be aware that at any time of payment of the final instalment, the market price of Telstra shares may be less than the total of the first and final instalment amount.
Instalment receipt holders have the right to pay the final instalment early and receive the shares by giving notice to the Trustee and paying the final instalment in full.
SHARES
Following cleared payment of the final instalment and the transfer of shares by the Trustee, instalment receipt holders will become shareholders. A shareholder is free to sell his or her shares subject to compliance with Telstra’s constitution, the Listing Rules and applicable laws (including laws relating to securities and takeovers) and continuation of an active trading market. Once the shares are quoted on
30 | Telstra 3 Share Offer

NZSX and ASX, shareholders may sell their shares on the exchange on which they are quoted.
Normal brokerage charges may be applicable to sales of instalment receipts and shares.
There are restrictions on the level of foreign ownership of Telstra. Further information is set out in section 5.13 of the Prospectus, ‘Restrictions on foreign ownership’, section 10 of the Prospectus Appendix, ‘Description of shares and constitution’, and section 13 of the Prospectus Appendix, ‘Restrictions on foreign ownership’.
QUOTATION
Telstra and the Trustee have applied to NZX for permission to quote the instalment receipts and underlying shares on NZSX and all requirements of NZX relating thereto that can be complied with on or before the date of distribution of this Investment Statement have been duly complied with. An application will be made to ASX for official quotation of the instalment receipts within seven days after the date of issue of the Prospectus. The instalment receipts and shares will not be quoted on NYSE.
Neither NZX nor ASX accepts any responsibility for any statement in this Investment Statement or the Prospectus, or the investment to which they relate. Permission to quote the instalment receipts and shares on NZSX is not to be taken as an endorsement by either NZX or ASX of Telstra, the Commonwealth or the Offer.
At the date of this Investment Statement, there is no established market for the instalment receipts. However, both the Commonwealth and Telstra are of the opinion that a ready market will develop in the instalment receipts on NZSX and ASX.
ALLOCATIONS ARE CONDITIONAL
The contract formed on acceptance of an application by the Commonwealth is conditional on settlement under any International Purchase Agreement. While the International Purchase Agreement has not yet been executed, it is expected to include rights of termination. These would include the right of the purchasers to terminate the agreement upon, among other things, certain material adverse developments relating to Telstra, stock markets or banking systems. The International Purchase Agreement is expected to be signed on or about 18 November 2006. Until settlement under any International Purchase Agreement occurs and instalment receipts are issued, trading in instalment receipts on ASX and NZSX will be on a conditional basis. Conditional trading in instalment receipts is expected to commence on 20 November 2006. If settlement under any International Purchase Agreement and issue of the instalment receipts does not occur within ten business days after the commencement of conditional trading:
▪	instalment receipts will not be issued;

▪	the contract formed on acceptance of an investor’s application will be cancelled;

▪	application monies will be refunded without interest; and

▪	all conditional trades that have occurred will be cancelled.
Trading in instalment receipts on NZSX will cease to be on a conditional basis upon settlement of the International Purchase Agreement. However, there will be a further period of deferred settlement trading on ASX until the dispatch of holding statements which is expected to occur by 30 November 2006.
It is your responsibility to determine your allocation before trading your instalment receipts to avoid the risk of selling instalment receipts you do not own. To assist you in determining your allocation prior to receipt of your transaction confirmation statement, the Commonwealth will announce the basis of allocation by placing advertisements in the major national and metropolitan newspapers in Australia. This is expected to take place by 20 November 2006. From that date, you may call the Telstra 3 Telephone Information Centre on 0800 699 019, or access the Telstra 3 Share Offer website at www.t3shareoffer.com.au to seek information on your allocation, quoting the reference number on your application form. If you sell instalment receipts before receiving confirmation of your allocation, you do so at your own risk.
If the Commonwealth elects in its discretion not to proceed with, and to withdraw, the Offer, then the Offer will be cancelled and all application moneys will be returned to applicants, without interest.
CSNS (COMMON SHAREHOLDER NUMBERS) AND FINS (FASTER IDENTIFICATION NUMBERS)
Current CSNs and FINs of investors who hold shares listed on NZX will apply to instalment receipts if quoted on the application form. If an investor does not have a CSN and a FIN they will be sent both numbers by mail from Link Market Services Limited within one week of the allocation of instalment receipts under the Offer.
3.9 Who do I contact with enquiries about my investment?
Enquiries about instalment receipts and shares can be directed to:
Investor Enquiries
Link Market Services Limited
Level 12, 120 Albert Street
PO Box 91976
Auckland 1010
New Zealand
Investor Enquiries: 0800 835 7872
lmsenquiries@linkmarketservices.com
Telstra 3 Share Offer | 31

3. Answers to important questions (continued)
3.10 Is there anyone to whom I can complain if I have problems with the investment?
Complaints about instalment receipts and shares can be directed to:
The Manager
Complaints Department
Link Market Services Limited
PO Box 91976
Auckland 1142
New Zealand
Investor Enquiries: 0800 835 7872
lmsenquiries@linkmarketservices.com
There is no ombudsman for this type of investment and therefore no complaints can be made to an ombudsman.
3.11 What other information can I obtain about this investment?
PROSPECTUS AND FINANCIAL STATEMENTS
Other information about the terms of the Offer, the instalment receipts, the shares, the Commonwealth and Telstra are contained or referred to in the Prospectus which accompanies this Investment Statement and which has been prepared and lodged with ASIC in accordance with Australian law. The most recent financial statements of Telstra and the 2006 Supplemental Information can be obtained, free of charge, from the investor section of the Telstra website at www.telstra.com.au/ abouttelstra/investor or by calling the Telstra 3 Telephone Information Centre on 0800 699 019.
Further copies of the Prospectus, the Prospectus Appendix, and other documents of, or relating to, Telstra are available at the office of the Registrar of Companies, Ministry of Economic Development, Level 5, District Court Building, 3 Kingston Street, Auckland. The Companies Office may charge a fee for this service.
ELECTRONIC INVESTMENT STATEMENT AND PROSPECTUS
An electronic version of this Investment Statement accompanied by the Prospectus is available to investors to view and print from the Telstra 3 Share Offer website www.t3shareoffer.com.au. Investors cannot print application forms from the Telstra 3 Share Offer website. Application forms, which will be accompanied by this Investment Statement, are available by calling the Telstra 3 Telephone Information Centre on 0800 699 019.
The Offer constituted by this Investment Statement and Prospectus in electronic form is available only to residents of New Zealand accessing the Telstra 3 Share Offer website. It is not available to persons in the United States or US Persons. New Zealand investors who receive the Investment Statement in electronic form will also receive the Prospectus.
A paper copy of this Investment Statement and the Prospectus is available free of charge by calling the Telstra 3 Telephone Information Centre on 0800 699 019.
ANNUAL INFORMATION
Telstra is required to provide all shareholders and instalment receipt holders with annual reports, including annual audited financial statements.
Telstra will also be required to make half yearly and annual announcements to ASX and NZX, and such other announcements as are required by the Listing Rules from time to time.
ON REQUEST INFORMATION
Telstra and the Commonwealth will, within five working days of receiving a request from a New Zealand resident investor through the Telstra 3 Telephone Information Centre or otherwise, send or cause to be sent, without fee, to that offeree:
▪	a copy of the Investment Statement and Prospectus;
▪	a copy of the Prospectus Appendix;
▪	a copy of the Trust Deed;
▪	copies of any documents that, under the laws of Australia, must accompany any copy of the Prospectus sent to any person to whom an offer of the shares is made in Australia; and
▪	a copy of any document, or part of a document, lodged with ASIC that is incorporated by reference in the Prospectus under section 712 of the Corporations Act.
In addition to the information above, shareholders and instalment receipt holders may receive copies of the following information that may be requested under regulation 23A of the Securities Regulations 1983:
▪	a copy of the most recent annual report of Telstra, which includes a copy of the most recent financial statements of Telstra; and

▪	a copy of this Investment Statement (which is accompanied by the Prospectus).
Those documents will be provided free of charge. A request for those documents should be made at Telstra’s office at TelstraClear Limited, Shed 39, 1 Hinemoa Street, PO Box 1271, Centreport, Wellington.
32 | Telstra 3 Share Offer

4. Additional information
Other Information
PRINCIPAL ASIC RELIEF
ASIC has granted confirmations, modifications and exemptions from the Corporations Act in relation to the Telstra 3 Share Offer. The principal instruments of relief granted by ASIC have the effect that:
▪	the instalment receipts may be offered under a prospectus (rather than a product disclosure statement) and generally treated as ‘securities’;
▪	a transaction specific prospectus may be issued in relation to the Offer;
▪	there is no exposure period in relation to the Offer;
▪	significant new developments in relation to Telstra and the Offer may be disclosed in newspaper advertisements and a copy of any supplementary prospectus will be made available during the Offer on the Telstra 3 Share Offer website;
▪	the Commonwealth and the Joint Global Coordinators may conduct aftermarket stabilisation activities in connection with the Offer (for further information see section 5.12 of the Prospectus, ‘Over- allocation and market stabilisation’);
▪	the Trustee is not required to comply with the requirements in the Corporations Act relating to the takeovers prohibition and the notification of substantial shareholdings in relation to interests in the Telstra shares held under the Trust Deed;
▪	the Trustee is not required to hold an Australian financial services license;
▪	a transfer of instalment receipts is governed by the transfer rules that normally apply to transfers of quoted securities and financial products;
▪	the Prospectus and the Prospectus Appendix may be issued in suitable alternative formats for print disabled individuals;
▪	advertising of the Offer may occur (in some cases, in a manner different from that required by the Corporations Act) and a telephone information centre and website may be operated (in each case, before and after lodgement of the Prospectus);
▪	the Commonwealth may undertake market research in relation to the Offer prior to lodgement of the Prospectus;
▪	members of the Commonwealth Parliament, the Commonwealth, Telstra and persons acting on behalf of Telstra or the Commonwealth may contribute to public discussion or understanding of the telecommunications industry, Telstra, the Offer and related matters;
▪	a takeover bid may only be made to acquire shares, rather than instalment receipts;
▪	bonus loyalty shares may be transferred to those entitled without the need for a further prospectus at that time or for updating of the Prospectus; and
▪	paperless FASTER transfers of instalment receipts can take place on the NZX.
PRINCIPAL ASX WAIVERS
ASX has granted waivers and confirmations to Telstra in relation to the Telstra 3 Share Offer:
▪	to facilitate quotation of the instalment receipts having regard to the size of the Offer;
▪	so that Telstra is not required to comply with the ASX Listing Rules (other than the continuous disclosure requirements) in relation to matters relating to instalment receipts which the Trustee has undertaken to ASX to comply with;
▪	to permit the implementation of the foreign ownership rules and related market notification obligations;
▪	to permit the implementation of the instalment receipt structure and to permit the Trustee not to be listed on ASX;
▪	so that Telstra is not required to quote on ASX Telstra shares held by the Future Fund while they remain subject to the escrow direction;
▪	so that Telstra is able to have in its constitution certain provisions relating to the Commonwealth and to comply with its obligations under the Telstra Corporation Act 1991 (Cth);
▪	to permit the timetables in connection with the listing on ASX of the instalment receipts and the payment of the final instalment;
▪	approving the instalment receipts and, following payment of the final instalment, the shares as approved short sale securities; and
▪	so that instalment receipts will be designated as equity securities.
SECURITIES ACT (AUSTRALIAN ISSUERS) EXEMPTION NOTICE 2002
In offering the shares in New Zealand, the Commonwealth and Telstra are relying on the Securities Act (Australian Issuers) Exemption Notice 2002 (Australian Issuers Exemption Notice). The following statements are included in this Investment Statement in accordance with the conditions of the Australian Issuers Exemption Notice:
(a)	the instalment receipts representing the shares must be allotted in the manner specified in the Prospectus and in the manner prescribed under the laws of Australia;
(b)	investors should satisfy themselves as to the tax implications of investing in the shares and instalment receipts;
Telstra 3 Share Offer | 33

4. Additional information (continued)
(c)	investing in the securities of an Australian issuer may carry with it a currency exchange risk;

(d)	the financial reporting requirements applying in New Zealand and those applying to Telstra (an Australian company) may be different and the financial statements of Telstra may not be compatible in all respects with financial statements prepared in accordance with New Zealand law;

(e)	Telstra may not be subject in all respects to New Zealand law;

(f)	although a copy of the Prospectus and other documents have been received by the Registrar of Companies, the Prospectus has not been registered in New Zealand under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain; and

(g)	it is not a condition of the Australian Issuers Exemption Notice that Telstra be listed on NZX and, if Telstra is not listed on NZX, New Zealand resident investors may not have access to information concerning Telstra in the same way as investors have in relation to an issuer listed on NZX.
This exemption relieves the Commonwealth and Telstra of the requirement to register a New Zealand prospectus in relation to the instalment receipts and the shares pursuant to the Securities Act and the Securities Regulations and the Commonwealth and Telstra are able, subject to certain conditions, to make the Offer in New Zealand pursuant to this Investment Statement.
SECURITIES ACT (TELSTRA 3 SHARE OFFER) EXEMPTION NOTICE 2006
The New Zealand Securities Commission has granted the Commonwealth and Telstra an exemption, subject to certain conditions, from:
(a)	Sections 33, 37, 37A and 53 to 54B of the Securities Act and from the Securities Regulations (except regulation 8) in respect of the instalment receipts. Subject to certain conditions, this exemption relieves the Commonwealth and Telstra from certain disclosure requirements in relation to the instalment receipts and in relation to the Commonwealth, as issuer of the instalment receipts, with the result that the disclosure in the Investment Statement is focused primarily on the shares and Telstra;
(b)	Section 37A(1)(b) of the Securities Act and from the Securities Regulations in respect of the Investment Statement. The effect of this exemption is that if any significant developments occur relevant to the Offer during the course of the Offer the Commonwealth and Telstra may, subject to certain conditions, advise investors and offerees of such developments by publishing newspaper advertisements in major New Zealand newspapers rather than distributing an amended investment statement to investors or offerees;
(c)	Regulation 7A(1) of the Securities Regulations in so far as that provision requires this Investment Statement to contain information about the Commonwealth as issuer of the instalment receipts; and
(d)	Sections 20 and 21 of the Securities Markets Act 1988 in respect of any relevant interest in the voting securities of Telstra that the Trustee may have as a result of acting as trustee under the Trust Deed.
AGREEMENT AS TO JURISDICTION
(a)	In respect of a dispute concerning the contract for the instalment receipts or shares, Telstra and the Commonwealth:

☐	agree to submit to the non-exclusive jurisdiction of the New Zealand courts;

☐	have instructed the New Zealand agent for service referred to in paragraph (c) below to accept service on behalf of Telstra and the Commonwealth; and

☐	agree that this statement is an agreement with each investor for the purposes of section 389(1)(e) of the Companies Act 1993;
(b)	Despite the statements referred to in paragraph (a), the contract in respect of the shares may not always be enforceable in New Zealand courts; and

(c)	Gordon Wong, General Counsel and Company Secretary, whose address is TelstraClear Limited, Shed 39, 1 Hinemoa Street, PO Box 1271, Centreport, Wellington has been appointed by Telstra and the Commonwealth to accept service in New Zealand of any documents on their behalf.
34 | Telstra 3 Share Offer

5. Definitions

2006 Supplemental Information	Telstra’s 2006 Supplemental Information (which is available on request, see the section 3.11 of this Investment Statement, ‘What other information can I obtain about this investment?’)

ABN AMRO Rothschild	a joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) and Rothschild Australia Limited (ABN 61 008 591 768)

ACCC	Australian Competition and Consumer Commission

ASIC	Australian Securities and Investments Commission

ASX	Australian Stock Exchange Limited ACN 008 624 691

ASX Listing Rules	the ASX Listing Rules

bank draft	bank draft, in Australian dollars drawn on any registered bank in New Zealand

Board	the board of directors of Telstra

broker	any ASX participating organisation or NZX Firm

CDMA	Code Division Multiple Access – a mobile standard which provides voice, data, fax and short messaging services

CEO	Telstra’s chief executive officer

Certain Institutional Investors	investors in the Institutional Offer for whom a minimum of 15% of the offer size before any over-allocations has been reserved, being:

▪ Telstra shareholders who place bids for amounts in excess of their Initial Allocation Benefit;

▪ other Institutional Investors who are not Telstra shareholders at the close of the Institutional Offer;

▪ investors subscribing under the Japanese POWL in excess of the POWL Minimum Guarantee; and

▪ Australian and New Zealand resident Retail Investors who participate in the Institutional Offer via broker-sponsored bids for amounts in excess of their Initial Allocation Benefit (if any)

CGT	capital gains tax

cheque	cheque, in Australian dollars drawn on an Australian branch of an Australian bank

Closing Date	closing date of the Retail Offer (expected to be 9 November 2006)

Commonwealth	the Commonwealth of Australia and where the context so permits, the Australian Government

Commonwealth’s Business Adviser	Caliburn Partnership Pty Ltd

COO	Telstra’s chief operating officer

Corporations Act	Corporations Act 2001 (Cth)

EBIT	earnings before interest and tax

Final Instalment Due Date	the date the final instalment is due (29 May 2008)
Telstra 3 Share Offer | 35

5. Definitions (continued)

Finance Minister	the Minister for Finance and Administration

Firm Offer	the invitation under this Investment Statement and the Prospectus to Australian and New Zealand resident Retail Investors who are clients of participating brokers and financial planners

Future Fund	the Future Fund Special Account and the investments of the Future Fund established under section 11 of the Future Fund Act 2006 (Cth) and described in section 2 of this Investment Statement, ‘Future Fund’ and in section 2.8 of the Prospectus, ‘Future Fund Overview’ and section 5.7 of the Prospectus, ‘Future Fund’

Future Fund Board	the Future Fund Board of Guardians established under section 34 of the Future Fund Act 2006 (Cth) and described in section 2.8 of the Prospectus, ‘Future Fund Overview’ and section 5.7 of the Prospectus, ‘Future Fund’

General Public Offer	the invitation under this Investment Statement and the Prospectus to Australian and New Zealand resident Retail Investors

Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd

Initial Allocation Benefit	the allocation for Institutional Investors who are Telstra shareholders at the close of the Institutional Offer, based on the number of shares held as of the close of the Institutional Offer (adjusted for dealings up to that time – see section 5 of the Prospectus Appendix, ‘Further information about the Institutional Offer’). Australian or New Zealand resident Retail Investors bidding via broker sponsored bids in the Institutional Offer also receive an Initial Allocation Benefit, but reduced by any shares they have applied for in the Shareholder Entitlement Offer

Instalment Receipt and Share Registrar	Link Market Securities Limited ACN 083 214 537

Institutional Investor	an investor to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus (or other formality, other than a formality which the Commonwealth and Telstra is willing to comply with), including persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act provided that, if such Institutional Investor is in the United States, it must be a QIB

Institutional Offer	the invitation to Institutional Investors described in section 2.5 of the Prospectus, ‘Institutional Offer’

Institutional Offering Memorandum	the offer document under which the Institutional Offer to certain Institutional Investors in jurisdictions other than Australia, New Zealand and Japan will be conducted

Institutional Selling Syndicate	ABN AMRO Rothschild; Goldman Sachs JBWere Pty Ltd; UBS AG, Australia Branch; Citigroup Global Markets Pty Limited; Credit Suisse (Australia) Limited; Daiwa Securities SMBC Europe Limited; J.P. Morgan Australia Limited; Lehman Brothers Inc.; Morgan Stanley Dean Witter; Commonwealth Securities Limited; and RBC Capital Markets

International Purchase Agreement	an international purchase agreement between the Commonwealth, Telstra and the Joint Global Coordinators, as representatives of the purchasers, expected to be dated on or around 18 November 2006

Investment Statement	this investment statement in terms of the Securities Act dated 9 October 2006 under which the New Zealand Offer will be made

Joint Global Coordinators	ABN AMRO Rothschild, Goldman Sachs JBWere and UBS
36 | Telstra 3 Share Offer

Listing Rules	the listing rules of ASX and the listing rules of NZSX applicable to Overseas Listed Issuers (as defined in NZX Listing Rules)

New Zealand Offer	the part of the Telstra 3 Share Offer made to New Zealand resident investors

NYSE	New York Stock Exchange

NZSX	the main board equity security market operated by NZX

NZX	New Zealand Exchange Limited

NZX Firm	a Market Participant as defined in section 1 of the NZX Participant Rules

Offer or Telstra 3 Share Offer	the Offer comprises the Retail Offer and the Institutional Offer

Over-allocation Option	the option to over-allocate up to 15% of the base offer size (that is, the offer size before and over- allocations) to Institutional Investors under the Institutional Offer (see section 5.12 of the Prospectus, ‘Over-allocation and market stabilisation’)

POWL	a public offer without listing in Japan

POWL Minimum Guarantee	a minimum total number of shares that may be reserved for Japanese investors subscribing under the POWL

Prospectus	the Australian prospectus (including the Prospectus Appendix) dated 9 October 2006 relating to the Offer to Australian resident investors

Prospectus Appendix	the appendix to the Prospectus, lodged with ASIC on 9 October 2006 (which is available on request, see the section 3.11 of this Investment Statement, ‘What other information can I obtain about this investment?’)

Record Date	13 October 2006

Retail Investor	an investor who is not an Institutional Investor

Retail Lead Managers	ABN AMRO Morgans; Bell Potter Securities Limited; Citigroup Wealth Advisors Pty Limited; Commonwealth Securities Limited; ETRADE Australia Securities Limited; Goldman Sachs JB Were Pty Ltd; Ord Minnett Limited; Pattersons Securities Limited; SHAW Stockbroking Ltd; UBS Wealth Management Australia Ltd and Wilson HTM Limited (and will in New Zealand also include ABN AMRO Craigs Limited, Goldman Sachs JBWere (NZ) Limited, Forsyth Barr Limited, ASB Securities Limited and Direct Broking Limited)

Retail Offer	the invitation to Retail Investors under this Investment Statement and the Prospectus, as applicable, comprising the Shareholder Entitlement Offer, the Firm Offer and the General Public Offer

Securities Act	the New Zealand Securities Act 1978

Securities Regulations	the New Zealand Securities Regulations 1983

Shareholder Entitlement Offer	the entitlement under this Investment Statement and the Prospectus for New Zealand and Australian resident Retail Investors who are Telstra shareholders at the close of business on the Record Date to receive a guaranteed allocation determined by the number of shares held by the investor subject to a minimum and maximum entitlement.

A similar benefit, the Initial Allocation Benefit, will also form part of the Institutional Offer.
Telstra 3 Share Offer | 37

5. Definitions (continued)

SSS	spectrum sharing service allows an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer

Telstra	Telstra Corporation Limited (ACN 051 775 556) and/or its controlled entities

Telstra 3 Share Offer or Offer	the offer comprises the Retail Offer and the Institutional Offer

Treasurer	the Treasurer of the Commonwealth of Australia

Trust Deed	the Trust Deed dated on or about 8 October 2006 between the Commonwealth and the Trustee

Trustee	Telstra Sale Company Limited (ABN 82 121 986 187)

UBS	UBS AG, Australia Branch

ULLS	Unconditioned or Unbundled Local Loop Service– the Local Loop is the copper wire that connects the Telstra exchange in your area to your premises. Telstra is required to provide access to this wire to other operators. Other telecommunications providers can provide customers with their own services – like broadband and the plain old telephone service – by installing their own equipment in Telstra exchanges and connecting to the Local Loop.

US Person	‘US Person’ as defined in Regulation S of the US Securities Act

US Securities Act	United States Securities Act 1933, as amended
38 | Telstra 3 Share Offer

6. Directory
THE COMMONWEALTH OF AUSTRALIA
Department of Finance and Administration
John Gorton Building
King Edward Terrace
Parkes ACT 2600
Australia

TELSTRA CORPORATION LIMITED	DIRECTORS OF TELSTRA

ACN 051 775 556	Donald G McGauchie
Level 41	Solomon Trujillo
242 Exhibition Street	Belinda J Hutchinson
Melbourne VIC 3000	Catherine B Livingstone
Australia	Charles Macek
Company Secretary: Douglas Gration	John W Stocker
Peter Willcox
John D Zeglis

JOINT GLOBAL COORDINATORS

ABN AMRO Rothschild	Goldman Sachs JBWere Pty Ltd	UBS AG, Australian Branch
Level 32, Vero Centre	Level 38, Vero Centre	c/- UBS New Zealand Limited
48 Shortland Street	48 Shortland Street	Level 17, PricewaterhouseCoopers Tower
Auckland 1030	Auckland 1030	188 Quay Street
Auckland 1030

RETAIL LEAD MANAGERS IN NEW ZEALAND

ABN AMRO Craigs Limited	ASB Securities Limited	Direct Broking Limited
ABN AMRO Craigs House	Level 13, ASB Centre	Level 2, Dorchester House
158 Cameron Road	135 Albert Street	142 Broadway
PO Box 13155	Auckland 1015	Newmarket
Tauranga		Auckland

Forsyth Barr Limited	Goldman Sachs JBWere (NZ) Limited
Level 9, Forsyth Barr House	Level 38, Vero Centre
The Octagon	48 Shortland Street
Private Bag 1999	Auckland
Dunedin 9016

LEGAL ADVISER TO THE OFFER IN NEW ZEALAND	INSTALMENT RECEIPT AND SHARE REGISTRAR	TRUSTEE

Bell Gully	Link Market Services Limited	Telstra Sale Company Limited
Level 22, Vero Centre	Level 12, 120 Albert Street	c/- Maxim Chartered Accountants
48 Shortland Street	Auckland 1010	6 Oxley Street
Auckland 1030		Griffith ACT 2603
Australia
Telstra 3 Share Offer | 39

Application Instructions
To complete your application form correctly, follow the steps below and the detailed instructions on ‘How to complete your application form’ overleaf.

Step 1	Have you used the correct application form?

Step 2	Have you completed the application form in accordance with the instructions? In particular:

-	Have you applied for at least 500 shares and in multiples of 50 thereafter?

-	Have you completed your contact details?

-	Have you signed the form?

Step 3	Is the cheque(s) or bank draft(s) payable for the total amount of the first instalment in Australian dollars (A$)?

Step 4	Have you recorded your reference number[1] on the back of your cheque(s)/bank draft(s)?

Step 5	Have you lodged your application form correctly and sent it to the correct address?
Remember to lodge your application so that it is received by 4.00pm New Zealand time on the Closing Date. The Closing Date is Thursday 9 November 2006.
STEP 1 WHICH FORM SHOULD I USE?
The following table summarises which application forms New Zealand applicants should use.

These applicants...	Should use this application form...	To get your...
Telstra shareholders at the Record Date	Purple personalised application form	1 for 2 shareholder entitlement, including a minimum guaranteed entitlement of 3,000 shares and subject to a maximum shareholder entitlement of 200,000 shares

General Public Offer applicants	Yellow application form attached to this Investment Statement	Guaranteed allocation of 2,000 shares

Firm Offer Applicants	You should apply in accordance with instructions received from the broker from whom you received your firm allocation
STEP 2 COMPLETE THE FORM IN ACCORDANCE WITH INSTRUCTIONS
To complete your application form correctly, follow the detailed instructions on ‘How to complete your application form’ overleaf.
Photocopies of the form will not be accepted. Please write clearly in BLOCK LETTERS using black ink.
Do not write outside the white boxes.
Changes to the personalised details on the forms will not be permitted.
Please ensure you record your contact details in case you need to be contacted regarding your application.
STEP 3 PAY THE FIRST INSTALMENT AMOUNT
Multiply the number of shares you are applying for by the first instalment price (A$2.10) which gives the total amount payable for the first instalment. The Ready Reckoner on page 41 may assist you in calculating the correct payment amount.
Make your cheque/bank draft payable to ‘Telstra 3 Share Offer’ for the total amount of the first instalment. This should be the amount you entered on the application form.
Cheques must be in Australian dollars drawn on an Australian bank account, crossed ‘Not Negotiable’. Bank drafts must be in Australian dollars drawn on any registered bank in New Zealand. Please ensure sufficient cleared funds are held in your account as your cheque will be banked as soon as it is received.
Insert your cheque/bank draft details in the space provided on the reverse side of the tear-off form.

1     11 digit number found on the top right hand corner of your personalised application form.
40 | Telstra 3 Share Offer

STEP 4 RECORD YOUR REFERENCE NUMBER
Record your reference number on the back of your cheque/bank draft, which is found in the top right corner of the application form. You should also keep a separate record of your reference number in case you wish to check on the status of your application during the offer period, or your final allocation of shares via the Telstra 3 Telephone Information Centre or the Telstra 3 Share Offer website.
STEP 5 LODGING YOUR APPLICATION
Firm Offer applicants
Applicants who have received a firm allocation of shares from their broker should follow the lodgement and payment procedures provided by that broker. In particular note that these applications are required to be made payable to and delivered to your broker. Please contact your broker if you have any questions in relation to your firm allocation.
Personalised purple application forms
IMPORTANT: YOU MUST DETACH THE TEAR OFF APPLICATION FORM Place the tear-off application form and cheque(s)/bank draft(s) in the reply paid envelope provided. Retain the top portion of the page for your records.
Non-personalised yellow application forms
IMPORTANT: DO NOT DETACH THE LOWER PORTION OF THE APPLICATION FORM Place the whole application form in the reply paid envelope provided.
You must lodge your application so that it is received by 4pm New Zealand time on 9 November 2006, by either:
▪	Mailing it in the reply paid envelope provided. If you do not have a reply paid envelope, you should send your completed application form and cheque/bank draft to the following address:

Telstra 3 Share Offer PO Box 90219 Auckland Mail Centre Auckland 1142

Please allow sufficient time for postal delivery; or

▪	Lodging with any NZX Firm
FURTHER ASSISTANCE
If you need help to complete the application form:
▪	Contact a broker or financial adviser

▪	Phone the Telstra 3 Telephone Information Centre on 0800 699 019

▪	Visit the Telstra 3 Share Offer website: www.t3shareoffer.com.au
READY RECKONER FOR FIRST INSTALMENT – FOR EXAMPLE 1,000 SHARES @ A$2.10 PER SHARE = A$2,100
This Ready Reckoner will help you calculate the money you need to pay for the first instalment at A$2.10 per share.

Shares	Amount	Shares	Amount	Shares	Amount

500	A$1,050	2,000	A$4,200	10,000	A$21,000

750	A$1,575	3,000	A$6,300	50,000	A$105,000

1,000	A$2,100	5,000	A$10,500	100,000	A$210,000

Record your reference number(s) here:
Telstra 3 Share Offer | 41

How to complete your application form
These instructions are cross-referenced to each section of the application form. Please complete all relevant sections of the application form in BLOCK LETTERS using black ink. Photocopies of the form will not be accepted. Do not write outside the white boxes. Please ensure you complete the correct form.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE YELLOW NON-PERSONALISED GENERAL PUBLIC APPLICATION FORM
A Enter the total amount payable for the first instalment. This is calculated by multiplying the number of shares for which you are applying by the first instalment amount per share of A$2.10. The minimum number of shares you may apply for is 500, and in multiples of 50 shares thereafter. Applications can be for up to a maximum of 200,000 shares. Be sure that your cheque(s)/bank draft(s) total this amount. You may wish to use the Ready Reckoner on page 41 to help calculate the amount payable for the first instalment. The purchase price for shares is payable in two instalments. This payment is for the first instalment only. Be sure that your cheque(s)/bank draft(s) total this amount.
B Enter personal details You can complete this form as an individual in your own capacity, or as a joint applicant with one or two other individuals (this would represent one application).
You can also complete this form on behalf of a company or a person under the age of 18, as trustee of a trust or superannuation fund or as executor of an estate or partnership (or, if the trustee, executor or partner is a company, on behalf of that company). An authorised office bearer may apply on behalf of a club or incorporated body.
You should refer to the table overleaf for instructions on how to fill out the applicant’s name(s) on the application form.
C Enter address details You must use a New Zealand address. If you are making a joint application, the address should be that of the first person named on the form. All further correspondence will be mailed to this address.
D Common Shareholder Number (CSN) If you have a current CSN write the number here.
Lower Portion of Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your STD area code.
Record your total payment. This should be the same as the amount shown in Box A.
Signatures. Please sign on the reverse of the application form where indicated.
Recording your cheque/bank draft details. Please record your cheque(s)/bank draft(s) details in the table provided on the reverse side of the application form. Make your cheques payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian bank account, crossed ‘Not Negotiable’. Bank drafts must be in Australian dollars (A$) drawn on any registered bank in New Zealand.
Recording your reference number. Write your reference number on the back of your cheque(s)/bank draft(s) and on page 41 in the space provided.
DETAILED INSTRUCTIONS FOR APPLICANTS COMPLETING THE PERSONALISED PURPLE APPLICATION FORM
If you are a current Telstra shareholder you should have received a purple personalised application form. All your personalised details have already been recorded on the application form. To complete the application form please follow the instructions below.
1 Enter the total number of shares you wish to apply for All applicants: The minimum number of shares you may apply for is 500, and in multiples of 50 thereafter. Applications can be for up to a maximum of 200,000 shares. Listed on the form will be your entitlement to shares. You may apply for more or less shares than your shareholder entitlement. If you apply for more shares than your shareholder entitlement you will be allocated at least the amount of your shareholder entitlement if applications need to be scaled back. Shareholder entitlements are subject to a maximum guaranteed entitlement of 200,000 shares. If your Telstra shareholding in Telstra changed between Friday 15 September 2006 and Friday 13 October 2006, your entitlement may vary from what is shown.
2 Enter the total amount payable for the first instalment. This is calculated as the number of shares applied for multiplied by the first instalment amount per share of A$2.10. Be sure that your cheque(s)/ bank draft(s) total this amount. Use the Ready Reckoner below to help calculate the correct amount payable for the first instalment. The purchase price of shares is payable in two instalments. This payment is for the first instalment only.
Tear Off Application Form
Contact Details. Clearly write your name in BLOCK LETTERS and provide a daytime contact telephone number including your area code.
Record your total payment. This must equal the amount shown in Box 2.
Signatures. Please sign on the reverse of the tear-off application form where indicated.
Recording your cheque/bank draft details. Please record your cheque(s)/bank draft(s) details in the table provided on the reverse side of the tear-off application form. Make any cheques payable to ‘Telstra 3 Share Offer’ in Australian dollars (A$) drawn on an Australian bank account, crossed ‘Not Negotiable’. Bank drafts must be in Australian dollars (A$) drawn on any registered bank in New Zealand.
Recording your reference number. Write your reference number on the back of your cheque(s)/bank draft(s) and on page 41 in the space provided.
42 | Telstra 3 Share Offer

HOW TO FILL OUT YOUR NAME(S) ON THE APPLICATION FORM
Use <> brackets and the letters A/C where indicated. If applicable, and you wish to apply for the shares using your CSN, you must write your name in EXACTLY THE SAME FORMAT as it appears on the registration details held under that CSN.

INCORRECT FORM OF
TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION	REGISTRATION

Individual	Mrs Katherine Clare Edwards	K C Edwards
Use given names in full, not initials

Company	Liz Biz Pty Ltd	Liz Biz P/L or Liz Biz Co
Use Company’s full title, not abbreviations

Joint Application	Mr Peter Paul Tranche &	Peter Paul & Mary Tranche
Use full and complete names	Ms Mary Orlando Tranche

Trusts	Mrs Alessandra Herbert Smith	Alessandra Smith Family Trust
Use the trustee(s) personal name(s) with an appropriate designation	<Alessandra Smith A/C>

Deceased Estates	Ms Sophia Garnet Post &	Estate of late Harold Post or
Use the executor(s) personal name(s) with an appropriate designation	Mr Alexander Traverse Post <Est Harold Post A/C>	Harold Post Deceased

Minor (a person under the age of 18 years)	Mrs Sally Hamilton	Master Henry Hamilton
Use the name of a responsible adult with an appropriate designation	<Henry Hamilton>

Partnerships	Mr Frederick Samuel Smith &	Fred Smith & Son
Use the partners’ personal names with an appropriate designation	Mr Samuel Lawrence Smith <Fred Smith & Son A/C>

Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones

Clubs/Unincorporated Bodies/Business Names	Mr Alistair Edward Lilley	Vintage Wine Club
Use office bearer(s) personal name(s) with an appropriate designation	<Vintage Wine Club A/C>

Superannuation Funds	XYZ Pty Ltd	XYZ Pty Ltd
Use the name of the trustee of the fund with an appropriate designation	<Super Fund A/C>	Superannuation Fund

Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at section B on the Application Form.
Telstra 3 Share Offer | 43

INDIVIDUAL
JOINT (WITH ONE OR TWO OTHERS)
COMPANY
EXAMPLES OF USE OF <DESIGNATED ACCOUNT>
TRUST
MINOR
44 | Telstra 3 Share Offer

Telstra 3 Share Offer | 45

9 October 2006	Office of the Company Secretary

The Manager
Company Announcements Office Australian Stock Exchange 4th Floor, 20 Bridge Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Share Offer – T3 Institutional Investor Presentation, New York
In accordance with the listing rules, please find a copy of a presentation to be delivered by Sol Trujillo, Telstra Chief Executive Officer and John Stanhope, Telstra Chief Financial Officer & Group Managing Director, Finance & Administration at the T3 Institutional Investor roadshow, New York.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

T3 Institutional Investor Roadshow Presentation

Disclaimer
• The issue of this confidential presentation has been authorized by Telstra Corporation Limited (ACN 051 775 556) (the “Company”) in connection with a proposed offering (the “T3 Share Offer”) of shares in the form of instalment receipts (the “Securities”) of the Company by the Commonwealth of Australia (the “Commonwealth”). This presentation is based on information provided by the Company and publicly available information. The T3 Share Offer will proceed by way of an Australian prospectus in Australia, a New Zealand Investment Statement in New Zealand, a Japanese Prospectus in Japan (where the T3 Share Offer will be conducted by way of a “public offering without listing”, a Canadian Institutional Offering Memorandum in Canada and an Institutional Offering Memorandum in certain other overseas jurisdictions. ABN AMRO Rothschild (“AAR”), Goldman Sachs JBWere Pty Ltd (“GSJBW”) and UBS AG, Australia Branch (“UBS”) are Joint Global Coordinators of the Issue. The information in this presentation is an overview and does not contain all information necessary to an investment decision. The information contained in this presentation has been prepared in good faith by the Company. No representation or warranty, express or implied is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation, any of which may change without notice. We refer you to the Institutional Offering Memorandum which includes additional information and may update, supersede or correct information included in this presentation.
· This presentation is being provided to a limited number of potential investors who are reasonably believed to be “qualified institutional buyers” as defined in Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) or who are not “US persons” as defined in Regulation S under the Securities Act. It is not intended as an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any other person to whom it is unlawful to make such an offer or solicitation. Prospective investors should make their own independent evaluation of an investment in the Securities.
· The information contained herein is subject to completion, verification and amendment. Neither AAR, GSJBW, or UBS, nor any of their affiliates, directors, agents, officers or employees, make any representation or warranty, express or implied, as to the accuracy or completeness of any information, statements, opinions or representations contained in this presentation, nor will they be responsible for the consequences of reliance placed on any of the information, statements, opinions or representations contained in this document. The Company and the Commonwealth, and their respective directors, agents, officers and employees, similarly disclaim all liability for this presentation to the maximum extent permitted by law. The information that the Company and the Commonwealth will assume responsibility for is set out in the Institutional Offering Memorandum.

Disclaimer cont’d
· These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in the 2006 Supplemental Information lodged by Telstra with the Australian Stock Exchange on 9 October 2006. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statements, which speak only as of the date made.
· All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
· The material contained in this document does not take into account the investment objectives, financial situation or particular needs of any particular investor. Neither the Company, the Commonwealth, AAR, GSJBW or UBS make any recommendation to investors regarding the suitability of the Securities and the recipient must make its own assessment and/or seek independent advice on financial, legal, tax and other matters, including the merits and risks involved. The recipient enters into any transaction in reliance on its own decisions independent of any information provided by the Company, the Commonwealth, AAR, GSJBW or UBS and in full knowledge of the risks associated with such transactions.
· The sale by the Commonwealth of shares in Telstra (“Telstra 3 Share Offer”) will be made in, or be accompanied by, the Telstra 3 Share Offer prospectus. Anyone wishing to acquire shares under the Telstra 3 Share Offer will need to complete the application form that will be in or will accompany the Telstra 3 Share Offer prospectus.
· This presentation and its contents have been distributed to you, in confidence solely for you information and may not be videotaped, recorded, re-transmitted or otherwise reproduced or disclosed to third parties or made public in any way, in whole or in part, for any purpose without the written permission of the Company.

Contents
Telstra 3 Share Offer overview
T3 Investor Roadshow Who is Telstra?
Transformation overview and update 1 year on
Financial performance
FY07 outlook and strategic management objectives to FY10
Appendix

Telstra 3 Share Offer overview

Offer structure summary
Securities offered Ordinary shares of Telstra Corporation Limited (Shares) represented by Instalment Receipts (IRs) Payment for Shares will be made in two instalments over 18 months Instalment Receipts (IRs) IRs issued to purchasers of Shares prior to full payment Holders of IRs eligible for full dividends and voting rights Offer size Base offer size of 2,150 million Shares The Commonwealth has ability to increase the offer size in the event of strong demand from retail investors and existing institutional shareholders Over-allocation option of up to 15% of the offer size Offer price Determined by unconstrained global Bookbuild The First Instalment amount payable by Institutional investors will be A$2.10 The First Instalment amount under the Retail Offer will be A$2.00, representing discount of A$0.10 per Share First instalment payment due on 24 November 2006. Second instalment payment due on 29 May 2008

Institutional offer overview
Institutional offer Institutional investors in Australia and New Zealand; structure Qualified Institutional Buyers (or QIBs) (as defined in Rule 144A under the US Securities Act of 1933 (US Securities Act) in the US pursuant to Rule 144A under the US Securities Act; Institutional investors in certain jurisdictions in the rest of the world pursuant to Regulation S under the US Securities Act and in compliance with all applicable laws of the jurisdiction in which the Offer is made; and Japanese investors pursuant to a Public Offer Without Listing (POWL) in Japan (Commonwealth may stipulate a minimum guaranteed allocation). Bookbuild 3 day bookbuild: 0900, 15 November – 1800, 17 November (Sydney time) No trading halt during the bookbuild Initial Allocation Benefit Eligible institutional investors that are existing Telstra shareholders to receive a non-renounceable Initial Allocation Benefit 1 share for every 2 shares held at 1800 (Sydney time) 17 November 2006 Minimum reserved A minimum of 15% of the offer is reserved for institutional non- allocation shareholders, bids in excess of Initial Allocation Benefits, POWL demand above any minimum guarantee and retail investors who bid via broker- sponsored bids

Indicative timeline
20 Nov 15-17 Nov Conditional and Institutional deferred settlement bookbuild 0900 trading commences 15 Nov to 1800 on ASX and NZSX 17 Nov (Sydney time) Pricing and 24 Nov 9 Oct allocations expected Institutional Offer launch to be announced Offer Settlement and Closing
October November December 9 Nov
23 Oct Retail offer 1 Dec Retail offer closes Normal opens settlement trading 14 Nov 17 Nov commences on Institutional Bidder Amended (if ASX and NZSX
Declaration Forms applicable) due by 4pm Institutional Bidder Declaration Forms Telstra AGM due by 6pm

Future Fund
The Commonwealth will transfer any unallocated Telstra shares to the Future Fund
After a 2 year escrow period, the Future Fund will be required to sell down the shares over the medium term to a level consistent with its investment strategy (at least below 20%)
The Future Fund is an investment fund established to make provision for the Commonwealth’s public sector pension liabilities
The investment of the Future Fund is managed at arms length from the Government with the Board of Guardians responsible for investment decisions
The Future Fund was only established earlier this year and the Guardians are yet to develop an investment strategy and policies

Institutional syndicate structure
Selling Shareholder & Bookrunner
The Commonwealth of Australia
Joint Global Co-ordinators
Co-Lead Managers POWL Manager
Citigroup, Credit Suisse, Daiwa, JPMorgan,
Daiwa Lehman Brothers and Morgan Stanley
Co-Managers
Commonwealth Securities and RBC

Telstra – key selling points
Unmatched fully integrated business model
— Wireline, wireless, broadband, directories/search/advertising, pay TV — Highest market shares and most recognised brands
Management team’s comprehensive transformation plan — on track and starting to deliver benefits
— Comprehensive 5 year strategic plan to drive long-term shareholder value and focus on customers
— Targeting revenue growth, cost reductions, reduced complexity and cultural transformation — Transformation on average 35% complete, 1 year into plan
NEXT G wireless broadband network launched ahead of schedule
— Only nationwide 3G network on offer in Australia — Differentiation through superior coverage, in-building penetration and higher speeds Attractive yield — Board intends to declare 28cps fully franked dividend in FY07 — 13.3% instalment yield for institutions over the first 12 months
Strong balance sheet and cash flows
— Peak transformation spend in FY07 — Free cash flows expected to increase in FY08 — ‘A’ rated balance sheet, comfortably within financial parameters

Who is Telstra?

Telstra – the leading player with scale
Australia’s leading telecommunications and information services company
Telstra offers a full suite of communications services — Wireline – unparalleled reach to customers across Australia
— Wireless — recently launched one of the world’s most advanced wireless broadband networks (NEXT G)
— Strong advertising & search capability via Sensis
— BigPond – Australia’s largest broadband provider The strongest brand names in the industry in Australia
The highest market share in Australia while proactively managing offshore opportunities Ability to drive economies of scale
Strong balance sheet & cash flows allow us to fund growth opportunities consistent with our strategic and financial parameters

Main Players in the Australian Market
Fixed Advertising & Wireless Fixed Broadband Pay TV Line Directories
Telstra ✓ ✓ ✓ ✓ ✓
Optus ✓ ✓ ✓ ✗ ✓
Vodafone ✗ ✓ ✗ ✗ ✗
Australia
Hutchison ✗ ✓ ✗ ✗ ✗
Australia
Primus ✓ ✓ ✓ ✗ ✗
TCNZ (Aust. ✓ ✓ ✗ ✗
Operation)
iiNet ✓ ✓ ✓ ✗ ✗
Telstra is the only fully integrated telecommunications provider in Australia

Sales Drivers – 2005/06
Movement — 05/06 Drivers of A$ m Revenue Growth Actual – A$ 05/06 m Growth % 284 Mobiles 4,972 6.1 267 Retail Broadband 730 58 200 Wholesale Broadband 461 77 126 Sensis (Adv & Directories) 1,711 7.9 98 Internet Direct & IP Solutions 428 29 58 Solutions Management 989 6.2 (82) Specialised Data 884 (8.5) (83) ISDN 807 (9.3) (540) PSTN Voice 7, 478 (6.7)

Transformation overview and update 1 year on

Our transformation program
Focusing on customers Using market based management to create product and service offerings tailored to the needs and lifestyles of our customers
Building Australia’s next Constructing a state-of-the-art IP core generation communications network to deliver new, innovative and network faster services Deploying NEXT G, a national Launched NEXT G, Australia’s only national wireless broadband network 3G network, delivering wireless broadband, new products and unmatched coverage Simplifying systems Working to deliver improved customer experiences and long term cost savings by reducing complexities in its systems
Transforming culture Telstra is investing in its employees to be able to better serve customers and create value for shareholders

Our transformation program
Understand our customers’ needs better than anyone Best delivery networks with our “One Factory” Best content and services through those networks A new ‘economic model’ that is more attractive than today

2006 – we’ve been busy
Customer Service experience improved Business Acquired China growth vehicle for Sensis (SouFun)
Experience Brand attribution increased from 50% to 72% Portfolio New World Merger solidifies CSL position as
42% of Telstra consumers using 3+ products #1 HK mobile operator Meeting broadband demand, on time Focused Telstra Clear, Kaz, Reach (divested AAS) Customers voting with their pocketbook Created Telstra Business unit Revenue Increasing broadband, mobile share, record initiatives volumes Cost Workforce reduced by over 3,800 FTEs*, now Reduction approaching 5,000 PSTN decline reduced from 7.6% in 1H06 to Capex savings of ~A$500M in FY06 5.8% in 2H06 36 office sites exited (56,000m2) Significant growth in online revenue Field productivity growing rapidly 3G post-paid ARPU 34% greater than 2G Reducing churn Less Simplified pricing Complexity 58 platforms capped or exited Innovation Integrated BigPond / Mobile launch at Commonwealth Games 115 IT applications exited (75 on the way) Fully integrated offering at NEXT G launch Hundreds of legacy projects cancelled 25 unique product categories for NEXT G Strategic vendors accelerating pace of Telstra Integration Lab created transformation * Excludes CSL New World merger and SouFun acquisition

Our vision is enabled by true differentiation
Best delivery Superior content Deepest customer networks and services understanding
Superior NEXT G 3G Foxtel, Sensis, BigPond, Richest needs-based network Trading Post, Soufun customer segmentation Robust IP / MPLS core Unique ability to access, Largest customer base build, acquire and Broadest fixed line Broadest channels monetise reach and QoS Highest brand awareness Differentiated multi- Emerging competitive platform capability culture Integrated company that will deliver a ‘one-click, one-touch’ user experience

Turned on the best wireless network in Australia / the world – NEXT G Maximum peak 3GSM 3G coverage 3G services/ network speed (Mbps) (km2) products (#) > 1.6M sq km 14.4Mbps
100 50 3.6Mbps 384 kbps* < 10,000 sq km Next best Telstra Telstra end Next best Telstra Next best Telstra competitor today Q1 2007 competitor competitor today * Vodafone have announced plans to increase speed to 1.8 Mbps

Creating the best infrastructure One Factory Network IT Simplification Single IP/MPLS core Billing and Network Customer Care platform exits Multi-service edge Operational Systems Best access Support Systems decommissioning (Wireless, Fibre, DSL, HFC) Data centres Product set streamlining

Superior portfolio of content and services Content Services EXISTING: Voice Other SMS EmailIP apps calls ENHANCED: Enhanced MMS Transactions voice services Video NEW: Interactivity Mobility Telephony File sharing Blogs Adserving Unique user experience through an integrated suite of content and services, customised to meet segment needs

We are evolving to a new digital telco economic model Old PSTN telco New Digital Telco
Physical elements Software defined Products delivered Services delivered manually electronically Limited leverage Low marginal cost

Transformation Tracking Record Wireless 80% Wireline 20% IT 15% MBM 60% Products, content, services 30% Organisation 50% 20% time elapsed, but on average 35% complete

Financial performance

FY06 Highlights
Earnings at Top end of EBIT guidance... ...through high calorie growth Acceleration of revenue growth Mobile —Total revenue growth of 3.9% in 2H vs — Strong growth in 3G subscribers 1.5% in 1H (+297 k) with significant ARPU uplift relative to 2G (+34%) —Slowed PSTN decline to 5.8% in 2H vs 7.6% in 1H — Acceleration in mobile service revenue to 4.8% in H2 (vs 4.4% in H1) —New wave revenue growth of 46% — Non SMS data revenue up 121% — Improvements in subscriber mix (58% post ... and Significant Cost take-out paid) —Headcount – down 3,800 on year Broadband —More than 850 projects stopped, — 3% gain in Market share — A$157m OPEX savings — 3:1 net adds versus nearest competitor — A$500m in CAPEX savings Internet Direct and IP Solutions ....supporting significant — 29% growth year on year investments in Transformation Sensis —A$962m in Operating Expenses — 6.9% revenue growth with EBITDA margin —A$1.348bn in cash Operating capex expansion

Full Year Results – Half Year Trends [1]
Reported (A$ billions) 1H06% * 2H06% * FY06% * Sales Revenue 11.5 1.5 11.3 3.9 22.8 2.7 Total Income 11.6 1.9 11.5 4.0 23.1 2.9 Operating Expenses 6.3 6.8 7.2 20.7 13.5 13.8 EBITDA 5.3 (3.4) 4.3 (14.1) 9.6 (8.4) EBITDA Margin (%) 46.1% (2.5) 38.1% (7.7) 42.1% (5.1) EBIT 3.5 (7.0) 2.0 (37.2) 5.5 (20.7) EBIT (before transformation costs) 3.5 (7.0) 3.0 (37.2) 6.5 (20.7) NPAT 2.1 (10.3) 1.1 (46.1) 3.2 (26.2) Cash Capex 2 2.1 11.6 2.2 23.1 4.3 20.2 Free Cash Flow 2.0 (4.4) 2.6 (17.4) 4.6 (12.4)
(1) Includes A$427m R & R provision and A$422m accelerated depreciation in 2H (2) (2) Includes A$1,348m of transformation CAPEX incurred entirely in 2H06
* Percentage movement on prior corresponding period

Unaudited FY07 August YTD Reported Performance
Sales Revenue up 3.3% Costs up 10%
Retail 41.3% Broadband Labour -3.6% International 17.8%
Goods & 18.7% Sensis (Adv & 10.6% Services Directories) Mobiles 9.0% Other 14.5% Other -1.4% D&A 10.6% PSTN -5.9%
EBIT down -8.6%
PSTN decline stabilised Labour – headcount reduction Mobiles – data/3G handsets G&S – mostly mobile growth Sensis/Broadband continued strength Other – transformation driven International – New World merger D&A — acceleration
Operational improvements continue, tracking to outlook

Unaudited FY07 August YTD Reported Performance — Expense Growth
Goods and services purchased up 18.7% Other 14.5% Handset 114% subsidies Service Contracts 23% and Agreements COGS 44% Other Accommodation 10% 11% Network -4.5% Other 7% Payments
Increased mobiles COGS Transformation initiatives Increased handset subsidy volumes and New World accommodation higher average subsidy Training academy, legal Mobile commissions Lower mobile terminating rates
3G leadership and peak transformation spend year driving expenses

FY07 outlook and strategic management objectives to FY10

FY 2007 outlook
Guidance on Reported Numbers
Revenue Growth of 1.5% to 2% Depreciation & Similar to FY06 incl accelerated D & A of $300m to Amortisation $350m EBIT Growth in range of +2% to +4% Cash operating capex Range A$5.4bn to A$5.7bn due to transformation
Current intention is 28 cents (A$) per share based
Dividend on assumptions
FY07 outlook assumptions: band 2 A$17.70 ULL price, no FTTN, no R&R provision and largest transformation spend year

FY07 Half on Half EBIT Growth Profile
A$3,489m 1H
-17% to -20% FY 1H Reported Yellow Transformation D&A Underlying 1H Reported = EBIT 05/06 Pages Performance EBIT 06/07
2% to 4%
2H A$5,497m 37% to 40% FY x Reported Yellow Transformation D&A Underlying FY Reported EBIT 05/06 Pages Performance EBIT 06/07
Low base in 2H 06 due to transformation A$2,008m spend distorting H1/H2 growth rates 2H Reported Yellow Transformation D&A Underlying 2H Reported YP Revenue recognition change EBIT 05/06 Pages Performance EBIT 06/07
Underlying performance improving as transformation gains traction

Strategic management objectives through FY10
Management objectives Management objectives* – November 2005 - October 2006 Revenue Growth 2.0% to 2.5% pa to FY10 2.0% to 2.5% pa to FY10 New product revenue 20% to 30% of new revenue growth In excess of 30% Sales Revenue FY10 Costs Flat to 2010 2.0% to 3.0% pa to FY10 EBITDA 3.0% to 5.0% pa growth to FY10 2.0% to 2.5% pa growth to FY10 EBITDA Margin 50% to 52% by FY10 46% to 48% by FY10 Workforce Down 10,000-12,000 by FY10 Down 12,000 by FY10 Capex to Sales ratio 12% of revenue by FY10 10% to 12% of revenue by FY10 Free Cashflow A$6bn to A$7bn by FY10 A$6bn to A$7bn by FY10
* Based on NO FTTN and A$17.70 ULL with 100% flow on to retail and no further adverse regulatory outcomes

New economic model – revenue framework
NB Applications and Services IPTV / HDTV (mobile or fixed)
— Fixed and mobile call completion Video calling (GSM 2100 #¨ 3GSM 850) — Mobile SMS and MMS Other Content and Applications — Call connect — Big Pond Apps & Services
Narrow Band Transaction services — Sensis Online including interactive IT services Software solutions Managed Network Services
10% of Sales Revenue at Jun 06 Hosting
3% of Sales Revenue at Jun 06
PSTN (Basic, Local, LD)
VoIP Dialup Internet Access
Mobile 3G voice Fixed to mobile calling Integrated Fixed-Mobile Mobile voice Broadband Access Print directories
— ADSL, HFC, Satellite Foxtel
— FTTP Unbundled Local Loop — EVDO #¨ HSDPA
IP Data
78% of Sales Revenue at Jun 06
9% of Sales Revenue at Jun 06

Strategic management objectives
Free Cash Flow (Based on A-IFRS)
8
FY10 7 Management Objective 6 A$6b — A$7b
5 4 3 2 1 0 FY05 FY06 FY10
Reinvention and reengineering expected to drive Free cash flow growth

Financial Parameters
Target Jun 06
Debt Servicing 1.7 – 2.1 1.4 Gearing
55% — 75% 50.4% – net debt
Interest cover >7 times 10.2

Regulation
Telstra is one of the most highly regulated companies in Australia ACCC has broad powers to determine:
— which Telstra services competitors can access, and — the terms and conditions under which Telstra provides access
Key Regulatory issues
Access Conduct
Unconditioned Local Loop Competition rule Fibre to the Node Operational separation 3G Future Declarations Social Retail price restrictions
Universal service and digital data service obligations Customer service guarantee

Summary

What’s coming in FY 2007
Continue wireless upgrade path
Transformation IP/MPLS core and multi-service edge turned up milestones: Deliver Broadband across all access platforms First release of transformed IT capability
Top line growth ahead of plan
Financial Changing the economics of the business performance: Headcount reduction staying ahead of plan FY07 largest spend year, reduce by FY08 Improvement in underlying financials

Creating a world class company
Not just best in country, but one of the best in the world
Stimulating revenue while taking out costs Growing revenues with attractive margins Real differentiation in our networks, our content and services, and our ability to meet customers’ needs
Creating superior economics as a digital media telco
For our shareholders, our customers and Australia

Appendix

EBIT and Restructuring Redundancy Provision
Restructuring & Redundancy Provision 05/06 -6.9% (A$m) A$100m A$6,459m A$422m CDMA migration 107 Decommissioning costs 58 Lease / contract penalties 44 -14.6% A$427m A$5,924m (A$157m) A$170m Other 32 Total restructuring provision 241 Redundancy provision 186 -20.7% A$5,497m Total Restructuring & Redundancy Prov 427
· Underlying EBIT decline of 6.9%
EBIT EBIT EBIT
R&R
· Reported EBIT margin fell 710 basis
provision Benefits Current Accel Program Now year depn opex
reported reported underlying FY06 FY06 redund costs FY06 points to 24%
(pre-prov)
· Underlying EBITDA margin decline of
290 basis points to 45%

Depreciation & Amortisation
A$4,087m
Accelerated A$422m A$3,529m Depreciation Accelerated depreciation 2005/06 A$653m Amortisation A$744m and amortisation (D & A) (A$m)
Strategic review service life changes
Depreciation- Network related 262 A$2,876mA$2,921m — Software 160 Total accelerated D & A 422 FY05 FY06
• D & A up by 3.9% (excludes accelerated depreciation)
• Amortisation driven by reduction in service life of general software following the strategic review
• Accelerated depreciation will continue in 06/07 between A$300 to A$350 million

Operating Expenses
Operating Expenses Labour
14,000 13.8% • Redundancy 13,750 A$612m A$13,521m (A$114m) 13,500 (A$427m) Cost of goods purchased 9.2% 13,250 • Increased sales revenue from A$519m A$12,979m
13,000 marketing activity
12,750 • Handset subsidies
12,500 A$506m • Network payments 12,250 Other operating expenses
12,000 A$11,884m • Consultancy
11,750 • Service contracts and
11,500 agreements
Reported Labour Goods & Other Underlying Current R & R Reported • Project write-offs
FY05 Services FY06 Year Provision FY06
Transf.
Costs

Cash Capital Expenditure
A$4,255m1 Transformation Capex 2005/06 [20] % A$338m International (A$m) A$3,539m1% 2 1 + Wireline 634 A$279m A$1,348m Transformation Wireless 455 OSS / BSS 159 Other (incl. network fixes) 100 A$3,260m -[1] 2 % Total Transformation Capex 1,348 Business A$2,569m as usual • No transformation capex in 1H06 • Wireline and wireless driving transformation capex
• Domestic capex (excluding 3G and transformation) FY05 FY06 fell as focus on transformation (1) Excludes investments • Paid A$315m to Hutchison for 3G infrastructure sharing, A$112m paid in July 06

International
CSL New World TelstraClear SouFun
HK$ FY05 FY06 % NZ$ FY05 FY06% • SouFun acquired for A$342m Income 676 693 2.5 (US$254m) Income 4,308 4,831 12.1
· SouFun is China’s leading real
EBITDA 1,272 1,390 9.3 EBITDA 122 124 1.6 estate and home furnishing
EBIT (19) (20) 5.3 Internet business
EBIT 725 686 (5.4)
· High performance business:
Cash flow and earnings positive,
· CSL and New World merger
· Net income up 2.5% while growing net revenue near
completed on 31 March 2006
· Calling revenues declined due to triple digit
· 3 months NW results included price erosion and pricing plan
· New geographic markets key to
· Merger synergies starting to be reductions in internet and IP realising Sensis’ growth realised business driven by retail strategy
· Integration on track competition
· Leading mobile operator in Hong
· Strong growth in business sector
Kong
· Evaluating strategic options
given regulatory environment

Australian Telecoms Market – by revenue
Voda
TCNZ Aust Ops Aust 3.3% 5.4% Optus Hutch Aust
20.0% 2.5% iiNet
0.69% Amcom Commander Powertel 0.09% 2.1% 0.54% Macquarie 0.69% Other 3.3% Unwired Telstra Primus Aust 1.3% 0.06% 63.3%
2006 (Jun): Telstra, TCNZ Aust Ops, Commander, Macquarie, iiNet, Amcom, Unwired 2006 (Mar): Optus, Voda Aust 2005 (Dec): Hutch Aust, Primus Aust, PowerTel

Telstra market share
Telstra share of Telstra share of Telstra share of PSTN market Mobiles market retail broadband (Revenue) (Subscribers) (Subscribers) 71% 68% 67% 46% 45% 43% 44% 41% 41% 04 05 06 04 05 06 04 05 06
Telstra share of Telstra share of media advertising Pay TV
(Subscribers)
58% 60% 60% 13% 13%
Not available
04 05 06 04 05 06

10 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript of Analyst Briefing at the Telstra Investor Day
In accordance with the listing rules, I attach a copy of the transcript of the Analyst Briefing at Telstra’s Investor Day 6 October 2006, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA INVESTOR BRIEFING
Analyst Briefing
6th OCTOBER 2006
- - - - -
DAVID ANDERSON: Good morning, everyone, and welcome to this Investor Day. My name’s David Anderson, I’m director investor relations at Telstra. Before I hand over to Sol I want to cover a number of housekeeping issues. There’s a lot of material for us to cover today and the duration of the briefing will be approximately five hours. Due to the amount of material we have to cover, we’ll be not stopping for a break. However refreshments and a bit later on lunch will be served and be available out in the display area where you are welcome to walk out, get what you need and come back into the briefing. We’d like you all to switch your phone on mute or either turn it off. You’ll get an opportunity to answer questions towards the end of the briefing. Before we start, I need to refer you to the disclaimer which was up on the screen just before we started and just shortly we’ve just got a lot of material we have to lodge with the ASX, you’ll be receiving your packs very, very shortly so with that I’ll hand over to Sol.
SOL TRUJILLO: Good morning, everyone. I am here today really proudly to talk about our business and also to share with you one of the major milestone accomplishments that we’ve just announced this morning. But as we think about the day, and I’m going to try and get us on to a pace here, there’s been a lot that has been written about this company, there’s a lot that we said back in November of last year and there’s a lot that’s been happening so what I want to do is quickly restate our strategy that we shared with you last year because I want to be absolutely clear. The strategy that I communicated last year is still the strategy this year and it will be the strategy next year because we are clear in terms of what’s needed in the market place.
I’m going to give you an update relative to what’s happened in the business. We’re going to give you a little bit of education in terms of some of the technologies and some of the nuances of what we’re doing in terms of the business. We’re going to demonstrate a little bit about what we’ve announced this morning as well as some of the other capabilities that we’re delivering in the business and then John and I both will give you an indication of some reviewing of our targets that we communicated, the long-term targets from last year.
As we think about the transformation then, it’s important for me to just be absolutely clear. Strategically we’re clear, operationally we’re moving and executing. Witness the first pillar that we’ve raised today which is a new, competitively advantaged wireless network, broadband. Culturally I think it’s pretty clear to all of you, I hope by now, that the competitive nature of Telstra has now changed and we’re aggressive, we’re going to be tough and we’re going to win in the market place. And financially, obviously, we’re on a 5-year turn around plan and the good news is John will have some interesting information to share with you today.
Now the big — today is, as I think about the day, it really is about Australia and it’s about Australia in terms of how the telco landscape is really going to change because today we have changed the wireless game absolutely and we’ve changed it in a big way with some big moves and also some significant investment.

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But the key here is that we’re doing this to advantage ourselves by delivering better capabilities to our customers, by enhancing the opportunity to improve returns for our shareholders and obviously to make it difficult in the sense of in front of a customer for our competitors. And finally, to get our employees excited about the fact that Telstra’s now on the move and it’s in the market and it’s happening and it’s in front of our customers. So competitive advantage is really what we are striving for because in our culture here at Telstra, winning does matter.
Now 2006 obviously we have been busy. Now most people, if you were at the launch this morning of our 3G HSDPA 850 network you would have heard from Carl-Henric Svanberg the CEO of Ericsson, the fact that Telstra has built this network faster than anybody has ever done in the history of telecommunications and we’ve done it with a bigger footprint than anybody has ever done in a 3G network. So we’ve been busy.
So we have a lot happening in terms of our business but the first and fore most point that I really am proud of in the last year is the fact that we have enhanced and improved our customer experience. Our customer service levels have the highest levels in the history of Telstra. Our service experience has improved, our brand attribution as we look at the research that we analyse in terms of running the business, has improved dramatically and also our customers are now buying more of more products and obviously we’re meeting broadband demand in new ways and in higher volumes than we have ever in the history of this company.
And the nice thing is when people ask me about whose opinion is most important to you, what polls do you look at it, it’s the customer and the customers are now voting with their pocket books, which is critical to us as we think about running the business. How well they’re doing it, by buying more. They’re buying more and more of the new products, new services, new capabilities that we’re delivering, we’re increasing our broadband, mobile and market shares and we’re driving now record volumes and you’ll hear some of that story today from both Justin and David and Deena and David in terms of all the things that are happening in the front end of our business.
An item that we talked about last year was PSTN. Now PSTN, if you want to say OK now what is the big negative about Telstra and most PTTs is this notion of PSTN and what’s happening with the decline of revenues. The big challenge for us was could we in effect slow down that decline and you’re going to hear more about that today. The punchline is yes, we are slowing it and we have aggressive plans in that space and we’ve been implementing and working hard over the last three or four months.
Significant growth in online revenue. Part of the economic model of this company going forward is about this whole notion of the digital media and how we think about digital services and what the economics of that business looks like and John will talk some more about that later.
If you look at 3G I told you back in August that the key point for us is we look at the mobile space, the future really is about 3G and now today it’s pretty obvious as to why. It’s because customers are going to be able to do more, use more and ultimately pay us more because we’re going to be able to disintermediate a lot of other costs they have in their lives or in their businesses.

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So as you look at our performance to date, the 3G numbers continue to grow and the ARPU continues to hold in terms of the differential between 3G and 2G and finally again David will cover some big numbers relative to how churn is reducing in terms of our business and that is perhaps one of the most significant metrics we’re looking at.
In terms of innovation, if it’s not clear today, I don’t think it will be ever clear to anybody in this room that we are looking to lead Australia and perhaps in some cases lead the world in terms of how we’re focused on our customers’ needs and innovating around what we know what our customers want. So when we talk about essentially a one-click, one-button, one-touch world, we’re delivering. It’s no longer just words, it’s no longer just stuff on a piece of paper, we’re making it real and it really is reflective of the innovation we have here at Telstra.
We’re fully integrating our business. We are now an integrated business. No more silos, no more slowness in terms of decision making because we’ve changed the business and we’ve introduced 25 unique products and services in the last year and obviously this is all part of our Next G delivery.
In order to facilitate that, we’ve built a lab and most of you are now familiar with our integration lab. It’s enabling us to work with the world-class partners that we have in our business to make things happen even faster and to help them innovate even faster around what we see as our business needs.
We focused on this idea of reducing complexity in the business and obviously we had a lot of complexity and still have complexity in our business but we’re simplifying, we’re simplifying our pricing, we’re reducing the number of platforms that we have in our business. We’re reducing the number of IT systems, the big chunk of those is going to come in years two, three and four of our transformation but we’re already working on reducing and capping a lot of those.
We’ve stopped hundreds of legacy projects, things that Telstra had going that they used to do that were part of the business as usual business and the answer is those things don’t exist anymore and obviously we’ve made some strategic choices around vendors like Ericsson that you saw today. When you make a strategic choice and you can be decisive and you can move quickly, it has big payback in terms of delivery in the market place.
In terms of cost reduction, we’re very focused on cost reduction. You heard us talk in August through the end of June we had reduced our full-time equivalence by 3,800 plus, FTEs. Right now, through the end of August, adding July and August, which we will disclose as new numbers in John’s presentation, we’re now around 5,000 FTEs that we have taken out of the business. So for those that have had question about can they do it, can they hit their numbers, all of that, these are all proof points, they’re all real and it’s all tangible and it will show up ultimately in the income statement of this business.
In terms of the 3G office sites, or locations, you know, we’ve increased the number of locations that we’re delivering services around but we’re doing it very, very cost effectively. In terms of office sites and buildings and other costs in our business, we’re reducing those and the most important metric for me, as I look at the volumes in our business, is how productive are we. Are we improving productivity

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and again today, you’ll hear from Greg some pretty impressive numbers about how we’re doing there.
Obviously the last piece that I wanted to talk about from last year was the business portfolio. Many people ask questions about how we thought about the array of assets that we had. Obviously since last year we’ve acquired our Chinese business called SouFun, which is a high growth business and it’s on the same operating platform as what Bruce Akhurst will talk about in terms of our Sensis business. We did it in a transaction where we freed up cash by divesting a non-core asset in order to help pay for most of that new business.
We’ve done some consolidation in Hong Kong where we’ve made CSL the number one market share player in the business and obviously probably the most profitable player in the wireless business there in Hong Kong because we do command a premium for a premium set of capabilities in the business.
We focused Telstra Clear, Kaz and Reach in terms of what their scope and purpose is within the business and obviously we divested AAS.
In addition to that, inside the core business we created real focus around the small medium enterprise portion of the market by creating this unit that we now call Telstra Business. So we’ve been focused in terms of execution.
Last year if you were here you will remember this map, this map, this puzzle map of Australia. In terms of the key areas that I wanted to focus on, in terms of how we think about the core strategy of our company and so a lot has been covered, a lot is done and every one of these pieces that you see coming up here on the slides, we are addressing and we’re working on and executing in terms of delivery on all elements.
So when you think about it, in terms of summary of our strategy, it really is about understanding our customer needs better than anyone else and we’re doing that and Bill Stewart and David and Deena and David will talk some more about that and it is about building the best delivery networks capability through our one-factory notion so that it enables us to move with speed and real precision and also now reflected as you look at what we’re doing today. Best content, best services on the best delivery platforms. And finally, as John Stanhope will talk a little bit later about, we really are building a new economic model for this business and for all of us, our shareholders, that’s very important.
But remember this notion of one. The idea of our vision that says we have a one-click, one-touch, one-button, one-screen, one-step solutions for our customers that no-one else has that are simple, easy and valued by our individuals, businesses, enterprises and governments and I have to tell you that when we do our research, when we do our customer visits, when we have our customer meetings around when we look at purchase behaviour, all of that is reinforcing this strategy.
But it really is tied to true differentiation. It’s not about being like everybody else it’s being better than anybody else. So it is about the best delivery network. We now have absolute superiority in terms of 3G wireless network.

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We are now building, and Greg will talk some more about this, IP core and the edge network that we’re building in our fixed line part of the business which will be already is better but will become dramatically better as we go forward. And as we think about the reach of our fixed line business, and when we think about adding in QoS, we are going to differentiate even further and enable more services to be offered to our customers going forward. So all of this again is about differentiation which equates to being better.
We’re going to have superior content and services, you see it today in terms of just go out here in the hallway and take a look at everything that’s available, whether it be from Foxtel, Sensis, BigPond, Trading Post, Soufun. The idea here is we are an integrated company. We are an integrated company. Sensis is no longer by itself, Foxtel is no longer off by itself, kind of an interesting investment and if you look at BigPond and now its full integration into the business, we are delivering a new experience for our customers. Then that’s simply because we have a new and unique access and ability to build, acquire and monotise assets as we think about our delivery systems.
Now, all of that gets enabled strategically by this deep customer understanding that we have. Done a lot of research, we’ve done our segmentation, we have a large customer base, we have the broadest reach in terms of channels, we have the highest brand awareness and with that then is now coming this emerging, truly competitive culture within Telstra.
Now all of that becomes important because we do have to deliver on the promise that we’re making to our customers which is around this notion of simplicity. It’s about the one-click, one-button, one-touch user experience that nobody else can match. So we’re full speed ahead in terms of our business. We’re following that strategy that we outlined last year and you just saw again. Focused on this one factory consolidation, structurally that is so important and so powerful within the business, we’re improving the operations and enhancing everything in virtually every organisation. We’re growing and intending to grow our revenues and margins and it’s our intent to reach our destination ahead of plan.
Now, this morning we have announced the turn up of the best wireless network in Australia and at this moment in time I would say in the world, because we have maximum network speeds, there have been other HSDPA networks turned up at 1.8 so it’s not the first HSDPA network. Cingular in the US is turned up 3.6 megbytes per second in certain cities but we are the first company to turn up a nationwide HSDPA network at these speeds all at the same point in time. I don’t know of anybody that’s ever done that and I have two world-class experts here that probably would agree with me if you asked them about that.
The coverage here that we will have versus our competitors it’s not even comparable and the distance covered, the speeds covered, everything is not comparable today and obviously then the services are also not comparable anymore in terms of what we’re delivering in terms of our experience.
But I want to take you back again back to last year. This is the network when I walked in the door a year ago that we had. Now many pieces of this still remain but it’s going to get simpler and just as a reminder this is where we’re going. So Greg Winn and his team are really working hard, as you’ve seen, to make this reality and one of the big pillars around wireless is now in place, it is an IP network

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and during ‘07 you’ll see the next leg of our evolution will start clicking in. And we are working on all access technologies, including HFC and copper with DSL and all the other services that we have within our capabilities.
Now, we are building the best infrastructure which when you look at the networks that we have, all of that’s interesting but it’s only interesting until you also have the IT infrastructure that enables the customer experience that goes with it, where you can literally be real time, you really can electronically deliver all the services that our customers want. So we’re focused on that and right now the focus is about simplification so that we can enable these additional services.
Now one factory, Greg will talk about this in a lot more detail so I won’t take a lot of time here, but on the network side we’re very clear in terms of our focus. We’re migrating to an IP network from a circuit switch network. We’re already on that path. Before I got here there was a lot of talk about it but it never started. Now we’re doing and Greg, I think, will have some interesting news for you relative to the status of that. But we’re not limited there.
As I said before, we’re focused on our HFC, we’re focused on our wireless infrastructure and obviously our DSL capabilities over the copper network. IT, simplification, simplification, simplification all tied to the customer experience and so we’re on the path today and more news to come.
We are focused also on content and services and I want to be very clear with all of you. A lot of people in our industry talk about content, you know, we do a deal with Disney, we do a deal with Warner Bros., we do a deal with pick whoever you want to fill in the blank with. To me that’s interesting but it’s not the game. The game is about how you deliver the experience to the customer so it’s easy to use, it gives them what they want and they can go in and out of whatever they want on whatever platform that they choose to use. And that’s going to be the big difference between Telstra and everybody that we compete with.
So you can see the chart, you can read the names, you can see what we’re doing in terms of existing capabilities, how we’re enhancing our capabilities and also then what’s new to our portfolio but I can assure you there’s a lot more to come in terms of that integrated experience across all platforms our customers will have. Again it’s driven by what we know about our customer.
I’m a zealot about customer research, customer knowledge, customer learnings and if you talk to Bill Stewart, you talk to David Moffatt, you talk to Deena, you talk to anybody here, every conversation in our business today starts with the customer, it doesn’t start with the technology, doesn’t start with anything else, it starts with the customer and it always ends with the customer because everything that we’re driving today is driven from what our customers are asking us to be able to deliver.
Now all of this translates into a fundamental change in terms of how we think about the old economic model of the business and for all of you, I would just say this is something everybody in this room should really understand because we really are building a new economic model for this business. And so to contrast it I think about the old telco model where everything is really driven by physical activities with physical assets one at a time and that’s an expensive model. Now in the old days when

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you were a monopoly, that was the way it was and it was OK. But when you have competitors that are coming at you not just classic competitors, but also the Googles, the Microsofts, the Yahoos and others that have digital attack platforms, you have to pivot your whole business strategy and you leverage the advantages you have and also create new capabilities that enable you to compete and that’s what we’re doing. You think about the physical elements today and moving into a software-defined environment. If you think about these IP networks, what Carl-Henric and I talked about this morning, this upgrade from 3.6 to 7.2 to 14.4 to 40 megabytes is basically software, the upgrades. Now maybe when we get up to 40 megabytes we have to change some antennas but that’s about it, not the core infrastructure. That is a big, big difference for those of us that know the industry, have operated in the industry, for a number of years.
When you think about products being delivered manually, people in trucks, you know, we talk about truck rolls, we talk about physical installations, physical repairs versus being able to have trouble diagnosis, isolation of trouble and the ability to re-route your services over and through the networks electronically is a big deal. It’s a big cost paradigm shift for the business.
Then when you think about the notion of limited leverage that existed in the business in the past and how we’re transitioning now on these digital platforms where any business that Bruce Akhurst wants to add on to his portfolio he can do it basically at marginal cost because he’s already got the platform. And when Justin thinks about in BigPond adding more services, he can do that now in a marginal or variable cost kind of platform and when Holly’s starting to think about all the products within the mobile environment on her product set it becomes a marginal cost in terms of how we deliver it. I can go on and on across the business but it’s important to ingrain that and John will talk some more about that.
So as we think about what’s only at Telstra, it’s important to understand how we’re thinking and driving that. Only at Telstra can you have a nation wide 3G HSDPA 850 network, only at Telstra. When you think about this My Place menu and we’ve tested it now with customers, it’s simple, it’s easy, and we shall see now, as we get into the market, what usage tends to look like. When you think about the interactive mobile video tutorial and the capabilities that we can now deliver through devices that we couldn’t do before or if we tried it was kind of a waste of time because it took too long and it really wouldn’t work, when you think about the integrated suite of content and services that shows up on this device now with the one-click capability, nowhere else can you get that. And so when you look now at Sensis on their sites and the one click to call we’re integrating only with Telstra. And our first location Australia’s only location of where mobile location-aware search engine is only with Telstra and our first legal movie download service was with our BigPond business. So we’re focused on differentiation.
Sometimes differentiation can be copied but the point is that we’re moving at market speed. Telstra is no longer the market follower, Telstra is now the market leader. I said that last year that that would be the thing that we would have to change and we are now leading the market in virtually everything that we do.
OK, that’s interesting, now what about operationally, how do we think about the insides of the

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business. Clearly the big challenge for us is to streamline the company and to reduce the amount of head count FTEs. Now I think all of you have seen us now, have said it already, we’re down about 5,000 full-time equivalents without a lot of noise, without a lot of problems, without a lot of anything and also our service levels are at record performance. I think that’s terrific in terms of what our operating team is but we’re not done. So where we are in terms of thinking about operations, you know, Greg will talk about this some more but productivity is also a key variable.
When you think about the true drivers of cost and what ultimately affects your income statement, it is about productivity when you have tens of thousands of people and you can see again our productivity is improving significantly and again, I’ve talked about service, I’m really proud of our team in terms of what they’re doing every day for our customers and service again is as good as it’s ever been, if not better in Telstra.
At the same time one of the key issues for me when I came here was making sure that we had a world-class team and we do have a world-class team. You can see in addition to a lot of the native Australian employees that we had at Telstra, we’ve supplemented with some other people that have world-class experiences in other companies and other industries as well. So we have a team now that is ready to compete, that’s ready to deliver and is already doing much of that.
Now it’s nice to have a strategy and it’s nice to have talent but you also have to have the right structure to make it happen. And again, I think we now have the right structure in terms of our business that enables us to move with speed, to move with decisiveness and to move as cost effectively as we can possibly do. Starts with the one factory, it also includes shared support functions. We no longer replicate a lot of things within the silos of the business that I was asked about when I first came and at the customer facing level we’re very focused again in a segmented way on our customers across the business because ultimately everything that we’re doing is centred on what we know our customers want us to do.
Revenues, you’ve seen the first half versus the second half, John will show you that the trends are continuing. In terms of the growth, in terms of ARPU and the difference between 2G, 3G, the differential is holding. David will talk about some of the numbers. I don’t want to steal his thunder right now. In terms of broadband market share, again market leadership in BigPond and it’s continuing in terms of what we do and Justin will give you a lot more but I want to end here on terms of some of these key notes around this digital online capabilities and how that now is starting to show significant volumes, starting with what we saw with Bruce Akhurst at our full-year results where our online revenues now exceed those in terms of the new revenue growth, exceed those of our print business and it’s not because our print business is in decline and at the same time he was able to hold and grow margins. Now you do the math. That is a pretty significant statement and that’s now happening essentially with most of our online digital capabilities.
So our financial trajectory is on tract. So illustratory here I’ve tried to portray to all of you how we’re thinking about the business. The key thing is that revenues on our new products, new services, new platforms, new capabilities are starting to accelerate and we have to accelerate because we have this thing called PSTN. It won’t go to zero and I’m not going to stand here and tell you it will go to zero but

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I will tell you it is going to be managed and I will tell you that it’s going to be ultimately offset by a lot of the new service and new capabilities we’re going to deliver.
In terms of cost, we’ve been very clear with all of you. Last year and this current fiscal year is our peak spend year, opex, capex and most of you have seen the guidance that John has shared. At the end of the day first half is going to have the negative 17 to 20 per cent trajectory that I’ve talked about, not a new number, let me be clear. No new number, it’s the same, but what’s not been talked about is that the second half of this current fiscal year is going to have a dramatic increase in terms of earnings and that will be the beginning of the turn in terms of how we think about this business.
Capex, this is the peak spend year, I’ve said it before, I’ll say it again today, it is the peak. Next year capex drops again pretty significantly. And so when we look at cash flow ultimately on the back end, cash flow numbers will be as we talked about and we’ll give you some specifics here.
So as we think about driving shareholder value, the big changes, the big changes aren’t in revenues. I think somebody this morning as I read one of the clipping services said we were going to announce a change in our revenue guidance. Looks to me like this number’s the same. It is the same. What’s changing is the fact that we have a stronger belief in our new product revenue growth and a per centage of impact it’s going to have in terms of our business. What is changing is going to be our costs in terms of the guidance that we gave for end of fifth year it included the impacts of some fibre to the node investments which would enable us to take some costs out of our core operations. Those won’t happen with the decision that we made a few months ago. And also when you look at the revenues and the acceleration of revenues there’s more cost of goods involved there so our costs will be different than the guidance we gave before.
So when you look at margins, we are now talking about margins in the mid to upper 40s in terms of our EBITDA guidance. It will be some of the best margin performance anywhere in the world and that’s really key for us because we do have a unique business here and the business that we’re building will be differentiated and the cash flow again, the targets do not change in terms of how we think about the end of transformation.
So what’s coming in FY2007 in terms of transformation milestones, things that you should be watching from us and see us deliver on, or not, one is we’ve got to finish this wireless upgrade path. If you were hear this morning Carl-Henric talked about some of the range extenders and other things that we’re going to be doing. We’re going to be launching some trials around wireless local loop.
In terms of our IP/MPLS core, that has to be completed but Greg will talk about that. That’s a core deliverable that we have to complete in this current year. We have to deliver on broadband across all access platforms. As I said last year, broadband is key and we will not lose in that game. So we’re going to compete hard just like we are and we’re going to compete aggressively through to platforms that are available to us which include more than just our fixed line platforms. And our first release of our IT transformation will happen essentially by the end of next fiscal year, I’m sorry, by the end of ‘07 calendar year and that will be a major deliverable that we all can look for in terms of what I would call a major, major transformation milestone.

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In the case of the business financially, you know, top line right now we’re ahead of plan. We’re changing the economics of the business, our headcount reduction will stay ahead of plan, and, you know, once we get past this current fiscal year in terms of peak spend, the numbers only get better and obviously that will be reflected in underlying financials.
So we are in the process of creating what I would call a world-class company, not just the best in Australia, but one of the best in the world. We’re going to be looking at continuing this notion of stimulating revenues while taking costs out of the business. We’re going to be growing those revenues with attractive margins and you can now start seeing how that characteristic will happen. And in terms of differentiation in our networks, our content, our services, again, it’s all real, you can see some of it today and obviously then creating, as we compete, with superior economics in our digital platforms. All of this will result in benefits for our shareholders, for our customers and basically, I would say, all of Australia.
Now I’ve been asked the question by some of our employees, so Sol, where do you think we are in terms of this transformation. Are we almost there in certain categories or are we not? In the case of wireless you’ve seen today, we’ve done the vast majority of the work that we need to do to differentiate and the nice thing is as we’ve laid all the tracks. So when we think about moving to 14.4 or 40 megabytes per second, it’s a software upgrade. So the hard work has already been done and it really is differentiated and nobody in Australia is even close.
In the case of wireline, I say we’re only at a 20 per cent point because we’re going to be doing a lot of things over the next two or three years including soft switch fabric transition that Greg and others are going to be working on. When we think about our HFC network, when we think about wireless local loop, when we think about the integration of more of our wireless and wireline assets, there’s more work to be done and I won’t say a lot more because this is going to be unique to Telstra thoughts and capabilities.
In the case of IT, by the end of calendar year ‘07 we will have a major jump in terms of this number. Right now we’re getting started, doing all the hard work, identifying all the changes that are needed, people are getting ready and starting writing code, etc, etc, but we haven’t completed it. So we have a big jump by the end of calendar year ‘07 with the first release that we have talked about.
In the case of market base management, we’re far along. You’ll see it today in terms of how we’re implementing and using not just talking, but using with results how that starts to differentiate. Our products, content and services on my vision about one-click, one-button, one-touch we’re not even close to where I want us to be, even though we’re way ahead of the market. We’re not even close yet.
And in the case of the organisation, you know, one of the conversations that Carl-Henric and I had and some other folks and I had a day or two ago, was they said why do you think you were able to do what you did here with our wireless deployment faster than anybody’s ever done? Is it because you’re smarter, the answer’s no, that one’s an easy answer. In the case of are you organised to deliver differently and to decide differently, the answer is yes because we have broken down the silos, we have

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a streamline set of strategic decision making capabilities in the business and when we make decisions we execute. We’re not about revisiting, we’re not about re-debating and we’re not about looking back. This company is all about the future and all about moving forward.
But as a reminder for everybody, we’re not taking short cuts, we’re not going to do the easy things, we’re doing the tough things because this is a 5-year journey but I have to say, that this transformation is already delivering.
So with that, I’m going to stop and I’m going to invite up Carl-Henric Svanberg, the CEO of Ericsson, to join me to talk about a little bit about our launch this morning. We’ve already announced the launch so we won’t revisit a lot of that, but I thought it would be helpful if we could just have a chance to talk. So please help me welcome Carl-Henric.
Well this morning we had a chance to talk about the capabilities but I thought it would be helpful for you, since we’ve taken your technology, into Australia now and we’ve really started deploying it, you want to talk a little bit about that migration all the way on to 2009, 2010 so everybody understands that it’s not just smoke that I’m talking about but it’s real?
CARL-HENRIC SVANBERG: I would say first of all that we have done a record roll out here in the entire Australia which is significant and the biggest so far in the world. We are — when you come from traditional 3G technology and you go in to HSBA, it’s all about data, it’s all about increasing data speeds on the same infrastructure as you rightly said.
I think it’s very, very important that we have a smooth migration which will describe where we can go from a speed level and then with more software and better software and better chips in the phones and so on we can advance it up to higher levels. We can go up to 14 megabytes per second and then we can go even further up to 20, 30, 40 megabytes per second but using double antennas. That of course takes us far beyond where we really need to be with in terms of handsets and the card for PCs but that will take us through when you can have higher resolution TVs and basically you can do everything you want wireless, you’re not dependent on broadband wireline anymore.
I think that evolution is extremely important to safeguard investments that you are doing and I think what really is fascinating with this step that you take today is that we are getting to a break point. I mean it is exciting to now use your lap top with a PC card, you don’t have to sort of say well I’ve got such a large attachments I better wait until I come home and can plug in the computer or maybe I shouldn’t download all this music or it doesn’t really make sense to stream this TV program and see it I better come home and see it on my TV. That is basically gone. You can do all that with the same quality you’re used to.
SOL TRUJILLO: So when you look then at the next evolution of services, you know which is important for driving ARPU, because one of the key discussions that we have all the time inside the company is about our average revenue per customer per user. What are some of the exciting let’s say trends that you’re seeing around the world or ideas that you see emerging around the world?

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CARL-HENRIC SVANBERG: Well I would say that it’s basically around — if you look in big numbers, it is basically around three things. It is enterprise solution mobile office. We are, all of us that travel all around all the time we want our — we want to be able to reach our office and do all the great things on simple devices and I’m sure that we will see also not just phones or lap tops but also midsized devices which you can use. As it grows maybe when I — when I started when you had your mobile phone and you thought that that was something that you as an executive you could write into your package that you had the right for a mobile phone, in reality who now needs it the most, it’s the carpenter, it’s the painter who can work with this office in the pocket.
Mobile office is one thing, music and music downloads is a big thing. 6 per cent of all music is today sold digital, it’s the fastest growing digital channel. If you look at 3G subscribers in the UK they download on average four songs a month. This is happening now big time.
The third factor I would say is IPTV and mobile TV. I don’t think anybody of us will be looking at Gladiator on our mobile phones but certainly to get a 5-minute business update or news update it’s great and in the lap top as some of you the saw this morning, great TV quality.
SOL TRUJILLO: Good. Well you know, that’s important because you know everybody here I think in the industry has talked about, you know, the first wave of 3G launches have not really shown great impact financially in terms of ARPU and all of that but is it your view that now when we think about the next layer of change that at these speeds now we’ll finally see that? I mean you’ve talked about music downloads and some of that, what else do you think is how say the financial community be thinking about this business from a carrier perspective?
CARL-HENRIC SVANBERG: As a carrier we are also coming from — we’ve had a background now where we are used to that Internet is free and that is of course that puts carriers like yourself under challenge, what are the business models going to be like but I think as we go on and we see the productivity gains and so on from your office applications or from your music downloads or whatever, that’s where of course you have to find your revenue.
I would say that if you look at — we expect data traffic to quadruple in the next five years in mobile networks and that is actually happening. Many of analysts are saying there’s not that much happening yet but that’s often because you look at the total carrier and see so far a smaller number of 3G subscribers but if you look at what happens there, as you say, I think you had 34 per cent higher output on your 3G customers that is a fact and that is growing now.
SOL TRUJILLO: Good, good. You know turning to Australia now specifically, you’ve had a chance to be involved in probably the most massive build. Can you describe what you thought it was going to be when we started versus what it turned out to be?
CARL-HENRIC SVANBERG: Yeah, we were very — we were — we felt confident when we signed up on the agreement to basically deliver on 6 October. It looked like an incredible mountain to climb. I will talk to my staff today and I will tell them that they’ve done something that is beyond expectations. That is a hard thing to say because you wouldn’t like to hear that but it really has been incredible. But

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I think that push that we have had jointly, because it’s been a team effort, you can’t do this alone, that joint effort has been — has been simply great and one could of course say why don’t take it 10 per cent slower and launch 6 November instead? But once you get off that high tempo and full attention and speed and all that, then you get into a mass of excuses and things and then it can take 20 months instead. So I think this has been a world-class best practice example.
SOL TRUJILLO: Well pace is important for us here at Telstra, in case you didn’t notice.
CARL-HENRIC SVANBERG: It has crossed my mind.
SOL TRUJILLO: We’re trying to move at record speeds but doing it with quality and so in your mind as you think about this turn out, I had a question this morning from the media that basically said do you have capacity issues or are there other things that might be out there that, you know, you are rushing this, what’s your sense about the quality of the turn up, the capacity, the technology, functionality, etc?
CARL-HENRIC SVANBERG: Well it’s, as some of you saw this morning when we had the ice hockey came and so on, it is great quality, the beauty of the technology is that it has a lot of capacity so as you will drive up traffic, capacity shouldn’t be a problem for quite some time. We hope it will be some time before you need more capacity and of course it depends a little bit also on exactly what kind of services that actually take up and so on. If you have a — or if you get bottle necks in transmission or you get bottle necks in switching or whatever, that depends a little bit on what services pick up but this is a high calibre, high capacity network.
SOL TRUJILLO: Now I just last night in talking with Carl-Henric and one of his associates Hans, we had an interesting statistic about the pace and which we were driving this daily, do you want to share that?
CARL-HENRIC SVANBERG: It was — this has been an incredibly tough project and Sol and I, the teams we’ve been on the phone and Swedish time 8.30 every Monday morning and checking on the status and counting our sites that have been integrated and we were for quite a while we were putting up a radio base station every 24 minutes, 7 by 24 by 7, that’s pretty massive when you think about it and I said to my guys when I was up here and taking credit for it, we’ve had 1,400 people out there including our partners that have really worked hard and are still out there in the barricades and doing the job. So I’m just grateful to be here and represent that staff.
SOL TRUJILLO: Well to me that is an important statistic because you know what Greg and John Gonnor and Mike Wright and the team have been driving along with your team has been phenomenal and from a competitive standpoint I always look at my competition and say match that. See if you can be as good, see if you can deliver as much and see if you’re willing to try to take on what we’ve done so competitively I would say I’ve never seen any statistic that’s even close to that.
Let me ask you one last question because I know you need to get to your meeting with all of your people. When you think about a strategic relationship, you know, as a supplier to a company and as a

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company, you know, back with the supplier, what do you see as the important components and characteristics and why even call it a strategic relationship?
CARL-HENRIC SVANBERG: It’s easy to talk about strategic relationships and partnerships and so on but I can understand every carrier wants to have several suppliers and make sure that you can bargain and get the best possible deal and so on but this technology has become so complex and there are so many things that needs to play together, so unless we really can sit down in good trust and look at the challenges that we jointly have and make sure that we understand them and how to solve them and come to the market and the consumer with the expected delivery and services, it won’t work.
So for us this kind of partnership is absolutely crucial for our success and I believe for your success and the same for other carriers and vendors.
SOL TRUJILLO: OK, well thank you, Carl-Henric. I’m really pleased with all that you guys did to help us. Thank you very much.
CARL-HENRIC SVANBERG: Thanks for letting us be part of it. Thank you.
SOL TRUJILLO: Now I have the pleasure of inviting on to the stage another one of our strategic partners and his name is Serge Tchuruk. He is the chairman and CEO of Alcatel. You haven’t seen a lot happening in kind of visible ways around what we’re doing with Alcatel yet but it’s happening and it’s happening in some big time ways. So I’m going to ask Serge to come on up and join me so we can chat a little bit about our network, our relationship and all the things we’re doing. Please help me welcome Serge up.
Now Serge, you operate obviously out of Europe but you operate globally and as we were looking at this notion of next generation networks and we were doing our assessments obviously we came to the conclusion that Alcatel was best capable, best equipped to serve us, but part of that was because you’ve been on this path already with several world-class telcos around the world PTTs as we call them. How many of the top 10 PTTs do you currently work with on this next generation?
SERGE TCHURUK: If you take the top say 12 because, you know, the top 12 represent something like 80 per cent of the total investment, we work with 9 of them, 9 out of 12, 75 per cent. So we are involved in projects throughout the world which are all generally aimed at the same thing, expediting the transformation of networks straight away.
There are shades, differences in the way people do things but basically the end result is the same, similar, put it that way.
SOL TRUJILLO: Yeah, I agree with that because having operated on three different continents I pretty much know most of the players around the world. So as we think about Carl-Henric and now Serge, both of you are, as they call in Australia, amigos of mine and you know obviously as - - -
SERGE TCHURUK: It’s not easy to be an amigo of Sol.

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SOL TRUJILLO: You know, as I look at the other PTTs around the world, clearly I know most of the CEOs of most of the companies, all of us have the same pressing need about speed of this migration to an IP kind of world. What are you seeing as kind of the best things that you can do and how quickly you can move and where the benefits are because you get to see it all?
SERGE TCHURUK: Just one fact first, why are people in such a hurry to go to these so called IP transformation sort of route? The basic idea is really to substitute several networks which they all operate each one specialising on a certain task and to substitute all of them by one single network which is IP based which does achieve a lot of things.
First of all it constantly reduces the operating costs. If you just run one network instead of three, four, five, six, something that has unbelievable complexities, you saw the chart in Telstra which is typical of what you mean. And then it is a fact that IP does bring a lot of power to diversify the services which can bring through the network to the end customers. Services expansion and searches today of the so called carriers are really getting in to content distribution. They are just changing their nature. So it is a completely new ball game. So the basic reason is the same for just about everybody. The way they do it might be quite different.
Sol, if you want to ask me to tell you the way I sense our big customers and their approach, well overall, worldwide we are to say the least, leading something like eighty big projects, like beyond the nine out of twelve largest ones. You could say about half of those projects are aimed at getting to IPTV on the fast route. Others you could call IP transformations but in the end they are also leading to IPTV type. So they are going to converge. But it’s shades of difference in the way people tackle it. So if I take, say five or six examples, take in the US for instance you will see AT&T having gone in to massive programs, what they call Project Light Speed — bringing IPTV to 80 million homes actually which doesn’t take a lot of the equipment that you are putting in place here at Telstra but it can take from Alcatel with the integrator. Integrator of what? It starts from the source of data, the contents down to the set top box sitting on the TV sets. So we guarantee the whole system. That’s one approach.
Incidentally Verizon— and it goes through the fibre to the node by the way, has 20 megs per second at least as opposed to Verizon, who took a different path they are going fibre to the home which also Alcatel is implementing and they are jumping to 100 megabits per second and if you ask me Sol everyone more or less will go to 100 megabits per second in wireless. It’s not a question of time. Not so long ago people were going what the hell do you do with 100 megabits per second. The question today is sort of superseded because we do high definition TV or 3D TV or all of it, or interactive TV—. So that’s what we do with AT&T, the former SPC.
We have a very similar approach with Telefonica in Spain. They are doing precisely the same thing, doing a lot of VP and stuff for enterprises. So that’s one set of approaches. We have the set of approaches that are more typical of Telstra having a major revamp of the network of IP transformation which does entail IP DSLAM, SMS aggregation, does it take a lot of sophisticated networks it can lead you practically to a whole range of applications typical of Telstra. I know Deutsche Telekom for which we are doing practically the same. They start with Slovakia and a couple of countries and then they do

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it in Germany.
We are also doing things with China. China Netcom is already switching to an IP network. They are switching about 7 million users, you know, like this. They have done so typically like your type of equipment. So you could see worldwide the trend that everything is taking place right now towards the same goal. And to be frank it is going to change, not only the networks but it is going to change a lot in what your business is going to look like.
SOL TRUJILLO: Well I think that, you know, two things that you said. One is that we are moving into a deca megabit kind of world and that’s because there are services and uses that are going to require that as part of what we call the 21st century lifestyle and business lifestyle.
The second thing though that I think is really important and that maybe you can comment on, when Greg and I and others sat down and we started looking at choices, and which company is the right fit for our strategy. I think you remember a conversation you and I had about 10 years ago which my view has always been that companies like Alcatel, like all your competitors need to think about not just component elements of a network but how all the component elements work together because otherwise telcos like Telstra have to work hard at making all these piece parts work and managing lifecycles and all that sort of thing which creates costs. Versus having a company like Alcatel that really does manage all that kind of integrated component pieces so that you can manage all of that and we can simply manage the delivery of the service as opposed to managing the actual execution of the technology. You touched on that a little bit. I’ve seen a big migration in Alcatel from 10 years ago when you and I first talked where we didn’t use Alcatel in my company in the US versus today, the choice that we made to select Alcatel.
< Briefing continues at Hilton Hotel >
SOL TRUJILLO: Again, let everybody know that this time I’m ready for whatever happens in terms of the weather, the sprinkler systems, whatever it might be. Last year we had a situation where it rained. The difference was it rained on the outside as opposed to on the inside.
Today obviously I do want to share with all of you our enthusiasm is not dampened at all. It is not dampened simply because it takes a lot more than cold water to slow us down. The Telstra team building the Next G network have overcome many obstacles, much bigger than a free-range sprinkler. So when you think about the stories — we didn’t show the pictures; we didn’t have enough time this morning — but when you think about the cyclones, the cyclonic weather, bushfires, wild animals, disease-carrying mozzies, bone-jarring corrugated roads, 45-plus degree temperatures and even the wreckage of a World War II bomber, there is not much that is going to stop this Telstra team. So a little humidity like we had this morning isn’t going to dampen our enthusiasm for what we have announced this morning and where this company is.
So I think it is now time to get on with the show. When we are finished, I will have my card behind the bar, so go for it. I say to most of you or all of you: forget the soft stuff, go for the hard stuff; I will, and I

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don’t even drink.
So what I would like to do now is introduce the rest of the day. Obviously I would like to thank Serge Tchuruk, the CEO of Alcatel, because we got somewhat truncated, but we were about to the end. But now it is time to talk and listen to the operational side of our presentation today. With that, I want to introduce Greg Winn, who is our chief operations officer, and he is the guy that’s really driving all that you have seen today in terms of the business but also what you are going to be seeing down the road in terms of our networks, our systems and all the operating capabilities. Greg.
GREG WINN: Before I get started, I just want to clarify a couple of things that you saw this morning. One is when we were having all those remote locations around Australia on the video call that Sol had with them, the picture quality obviously was degraded because of the mechanism of getting them on to the big screens. If you were actually having that call on the handsets, the video imaging is absolutely unbelievable. We are having great results with this new 850 network and we are extremely proud of it.
So on November 15 of last year we laid out an aggressive transformation program. The program is not changing part of the company; it is changing the company. It is going to affect every part of our business, every one of our customers, the way our people work together and how we compete. As COO my operations team is responsible and accountable for delivering many of the components of this transformation. So when we started I laid out some principles, and we intend to follow them.
Today I will share with you the progress we have made, but let me give you the bottom line now. My team and the world-class partners that we have chosen are delivering on our commitments. We are on track, we are on budget and we are ahead of our delivery schedule as you saw earlier today. This has taken a monumental effort and we have really been busy.
Let me give you a few facts to paint the picture. Since July of last year we have laid almost half a million kilometres of fibre optic cable in our backbone network. We have laid well over a million kilometres of copper. We have installed 1.6 million new DSL ports and we have built about 11,000 core transmission links.
In addition, we have added 400,000 additional hours of battery back-up capacity for the network. As part of our building our Next G wireless network, we have installed almost 10,000 new E1 access solutions in our transmission to our Next G wireless network. To do all of this and the many other things that we have been doing, our construction stuff have driven over 70 million kilometres — that’s half the distance from the earth to the sun. We are also changing the way we schedule about 25,000 jobs every day. We have deployed over 10,000 new tools to our field staff and equipped about 3,300 vehicles with GPS capability. So yes, we have been busy.
Today I’m going to summarise our progress and results across four main areas: the new network and the systems infrastructure that we are building; what we are doing to clean out the complexity of our business; and how we are implementing new tools, training and processes to enable us to deliver better service at a lower cost. We are also looking in our real estate and supply chain how we are driving savings in our non-labour cost categories.

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There are several major parts to the infrastructure transformation. On the network side we have programs for both the wireless and wireline transformation and on the IT side we are transforming both our BSS and OSS systems as well as reconfiguring how we manage our data centres. When we are done, Telstra will have an IT and network platform unmatched by any other telco in the world, let alone those in Australia.
Today I will give you an update on how the build is going. In case you are wondering, the bottom line is we are on track, we are on budget and we are ahead of our delivery schedule.
You heard Sol and Carl-Henric talk earlier today about the amazing effort that has gone into building the new Next G wireless network. If you ever needed proof to show you that there is a new Telstra, that achievement is a lot more powerful than any of the words that I can say here today. In case you didn’t hear it this morning, our Next G network has 100 times the geographic coverage of any other 3G network in this country.
So this means we have been out building in some of the most remote parts of the country. As an example, we are building a 240 kilometre fibre optic cable to connect remote locations on the Cape York Peninsula in Far North Queensland. That’s the blue line on this slide. This is the final leg in a project that will bring much improved transmission and allow 3G capabilities to be provided to the remote Aboriginal and Islander communities reaching as far north as Thursday Island.
Our wireless program extends beyond the Next G network. We have also been improving the depth and quality of coverage for our existing wireless customers. We have built over 100 new cell sites in Sydney. We have modernised over 2,000 existing 2G base stations. We have upgraded the entire 2G network with edge high-speed data capability and, suffice to say, the wireless transformation is well ahead of plan.
The intent of our wireline transformation is to create a fast, scalable platform and an industrial strength platform from which we can deliver high-value services with extraordinary reliability and low unit costs. The heart of this new platform is our new single IP/MPLS core which replaces our current dual core multi-architecture infrastructure. It is faster than it was before: 77 times the speed. We are running at 92 terabytes per second instead of 1.2. It is cheaper, about 40 to 60 per cent cheaper lower costs per quart.
It is simpler: we have 28 core routers instead of 52 legacy routers, and it has better redundancy, scalability and coverage than any of our competitors’ core networks. The program is ahead of schedule. We have already completed building all 18 sites across eight cities well ahead of our planned time line. We will have full migration of all of traffic completed by mid-year 2007.
In addition, we are deploying a new multi-service edge. This capability will allow us to deliver services to customers over the single IP/MPLS core regardless of their access network. It will allow us to take out older platforms without impacting our customers. We have completed about 20 per cent of the installations and are on track to have all of them done by the end of this year. The new architecture is

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far cheaper than what we have today: 70 per cent lower cost per quart. It is far simpler. Up to 80 per cent fewer platforms are required for the same footprint and the same capacity.
We have already begun testing and development of our new soft switch technology with our partners from Alcatel. Our legacy switching technology required enormous exchange buildings like this one housing large installations of switching equipment. The extraordinary new soft switch technology shown here can support up to 2 million access lines and 2 million simultaneous calls. But they are going to be configured at about half that capacity so we will provide a fully-redundant fail-safe capability. This equipment takes up a mere 25 square metres of floor space, a tiny fraction of the current generation network requirements.
We have already had one mated-pair of soft switches installed in our new Telstra integration laboratory. The integration lab was officially opened on August 24th. This was an important milestone in our network transformation. It houses one of the greatest concentrations of state-of-the-art telecom equipment anywhere on the planet. It is being used for integration testing and analysis of our new network. No other company in the country has the depth of capability that the lab is now giving Telstra.
Sol mentioned access technology earlier today. Obviously our fibre to the node project is still on hold. Make no mistake: we have been moving very aggressively in upgrading our HFC network, we are looking at wireless local loop technologies and we are looking at our ADSL type capabilities that we already have deployed.
So our wireline transformation is about building a world-class industrial-strength infrastructure unmatched in reliability, speed and cost effectiveness. In addition, we are well advanced in creating a platform for the rapid development of new integrated services. That is our service delivery platform, or SDP as we refer to it. This platform will help make Telstra’s one click, one touch philosophy a reality. The SDP will enable a simple, seamless customer experience across multiple devices and networks such as 3G850, DSL and our cable networks.
It will enable the delivery of a wide range of new services such as unified messaging, text to speech and collaboration. It is built with a set of modular reasonable components. This fundamentally changes the way we compete by supporting faster deployment of new services — faster by nearly 75 per cent compared to the standard product development cycles that we have today — and far lower cost: we will save up to over 50 per cent in deploying new products.
We are also making rapid progress in improving the reliability and robustness of our existing infrastructure. We are swapping out equipment which doesn’t meet our standards. For example, we identified that our broadband router platforms were causing unacceptable levels of outages in our data network. We targeted the removal of these boxes and have successfully migrated a quarter of a million services for our enterprise customers over to a new Juniper platform, and we did it in just eight weeks and we did it without missing a beat. The new architecture gives us five-nines reliability and we have had no outages since it was installed. So as well as providing far greater reliability, throughput and flexibility, our new infrastructure will deliver substantial economic benefits.

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I have already touched on some of the unit cost improvements, but these are really dramatic. So let me repeat them. The cost per port in the core network will fall by 40 to 60 per cent. The cost per port on our multi-service edge will fall by 70 per cent and the cost per DSLAM is falling by greater than 30 per cent.
The cumulative impact of these and many other reductions will be reflected in our capital expenditure ratio. Last November we outlined our goal to take our capex spending as a per cent of revenue down to 12 per cent by fiscal year 2010. That’s a reduction of about six to seven points from historical spend levels prior to us doing the transformation. It is going to equate to a cash savings of over $1 billion per year. You heard from Sol earlier that we are now projecting this to be even lower. It is going to be in the range of 10 to 12 per cent. So this will fundamentally change the cost structure of our business.
Now moving to IT. Let’s talk about the IT transformation which will deliver a wide array of capabilities in our front end and our operational support systems. In November of last year we committed to an aggressive release schedule. The CRM, customer care and billing, elements of the program will be deployed over three years and the operational support systems over three to five years as the new network infrastructure is rolled out. Prior to the delivery of these major releases, there is going to be a series of minor releases that start this year.
As a result of an enormous effort in 11 months since, I’m pleased to report that we are on track, on schedule, despite rumours to the contrary. The press is just plain wrong on this topic. In fact, we have already met a series of major milestones. We have selected a dozen world-class partners to work with us across the key systems domains as you can see on the slide. We have negotiated and signed contracts for the current phases of the transformation work with each of these partners. Many of our contracts are ground breaking in the way they ensure that our systems partners have substantial skin in the game.
We have also worked across the business to define the detailed functionality and requirements to identify gaps in the outer box functionality available from selected systems. The results have been quite impressive. Our current estimate is that we will be able to meet more than 80 per cent of our agreed functionality for our billing and customer care systems out of the box. That’s excellent relative to the typical global benchmark of about 65 per cent. We are working with our partners to lay out their future road map of enhancements so they will build into their future releases those changes that we need to make. It is going to avoid the temptation to develop custom code other than where Australia specific rules and regulations will require us to do it.
This will take us well beyond the 80 per cent mark. Detailed schedules have been drawn up and there will be major capability releases in late 2007 and then in 2008 addressing the consumer, business and enterprise customers as well as our OSS systems.
Another major part of the IT environment is our data centres, where we have recently negotiated a major new contract with IBM. This contract will deliver almost $300 million in savings over the next six years and has the flexibility we need to accommodate the changes to our IT infrastructure as we

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drive it through the transformation. The project is on schedule with all key milestones met and is on track to be completed by December 1 of this year.
Let me talk about simplification. This is a complicated business. Over the years we have made it a lot more complicated than it needs to be. You might remember the picture of our legacy networks that we showed last November. We are absolutely determined to change this picture product by product and platform by platform so as we start to deploy the new infrastructure we are systemically removing the old.
You heard in November that we intended to reduce about 1,250 of our IT platforms or about 80 per cent over five years and to cap or exit about 65 per cent of our 330 network platforms in the same period. This is one of the most challenging parts of the program. But, after drilling deep into the issues, we have reconfirmed our targets and have already made good early progress. In our IT arena we have already exited 115 applications with a further 75 exits currently under way. This is right on schedule against our 80 per cent target. In the network arena we have already capped or exited 58 platforms. It is a very difficult process, but we are well ahead of schedule and in fact we have already exceeded our target for end of calendar year 2006 as we stand here today.
We have also made further progress in simplifying our product set. We are doing this to reduce cost, but we are also doing it to make the task of implementing our new IT systems faster and more effective. We are not going to take the legacy baggage with us into the new world. As an example, we currently have about 2,200 products and pricing variations in the business and we plan to reduce this by 70 per cent once our new systems are turned up.
Let’s talk a little bit about productivity. We committed last November to reduce our full-time equivalent head count by 6,000 to 8,000 by June of 2008 and 10,000 to 12,000 by June of 2010. We intend to do this while improving customer service, and you will see a little later this is exactly what we are doing. So it is not about blindly cutting the staff. It is about careful processes which streamline the business, provide tools and training to improve productivity and then reaps the benefits.
Let me give you a glimpse of what we are doing in our Telstra services work group, and that’s the work force and the people responsible for managing, building and maintaining our network. They install and support services for customers as well. In the training area, our training has been far from what it needs to be.
Historically 80 per cent of the total training days have been spent on health and safety training and less than 20 per cent on the skills needed for our field staff to do their core jobs well. So we established the technical training academy which piloted its first course August 2, one month ahead of schedule. The academy delivers a balanced mix of courses centred on the skills our field team needs to do their core jobs well. When you look at that, it is going to deliver us the best trained staff of any telecom company in Australia.
But even the best trained staff can’t be effective without the right tools. So when we looked at the tools that were out on the field there were a lot of gaps. Since November we have purchased and deployed

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over 10,000 individual items to properly equip our field team. These include fibre splicing machines, optical analyses, gas detection units and 3G test kits.
I will give you an example of the difference this makes out in the field. There was a flood - “flood” is a bad word today — in a remote area of South Australia recently which took out some of our fibre run. Extensive work was needed to restore the service. Previously we would have had to send two staff all the way from Adelaide, a 7-hour drive each way, just to fix this. So that’s almost four person days spent travelling, not to mention the delay in the restoration. But, because of the recent training and the deployment of new tools, we were able to use staff located just two hours away providing a faster response, less wasted travel time and we did not have to take key staff out of the Adelaide site.
In addition, we have been piloting a new technician tool kit, as we call it, and it is deployed on ruggedised field laptops. This tool kit brings together all the enhanced information, reference materials and on-line tools that we are providing our technicians. So there is less time spent on paperwork and more time spent on serving customers.
On top of this, we are adding GPS location and tracking satellite navigation capability to all of our field vehicles. We have already equipped over 3,300 vehicles and by Christmas we will have completed a 7,000 unit roll-out. So we are going to know where our vehicles are at, how they are going about their work and better enable them to be scheduled, manage our fleet and our staff and cut the travel time by using these tools.
We have also made dramatic changes in the tools and processes at the back of the office to manage the staff out in the field. So let’s take scheduling. Before we started on this program we had 750 staff in eight centres across the country managing the scheduling and deployment of about 12,000 field workers, both staff and contractors. That’s about one person for every 16 people in the field. When you have that many people involved, guess what happens? They get involved.
So, even though we have one of the world’s best automated scheduling systems, manual interventions were being made on about 55 per cent of the scheduled work. So now we are consolidating these eight centres down to three. The cut-over began in August. When it is complete, not only will we have fewer centres but we will also have about 30 per cent fewer staff overall and about 50 per cent fewer doing the actual scheduling. We are dramatically reducing the amount of manual intervention. Since we started on 1 August we are already down by 80 per cent. The bottom line here is that we are about getting the right person with the right skills with the right equipment to the right job at the right time.
We are measuring the hell out of our performance. We systemically track seven categories of KPIs across a range of productivity and service dimensions, right through the team leaders and the techs at the front-line. So what is happening with performance? We are seeing substantial improvements in productivity while at the same time achieving dramatically improved service levels. In fact our service levels are some of the best they have ever been.
For example, one key metric we use to measure the customer experience is initial appointments met; in other words, the per cent of time we meet or beat the scheduled appointment time. A year or so back

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we were rescheduling installations over 15 per cent of the time. That is now down by more than 40 per cent to about 9 per cent. The faults that we had to reschedule customer visits on were running more than 16 per cent, and that has been reduced by more than 50 per cent to around eight.
These levels of performance are the best Telstra has seen since the CSG or customer service guarantee standard was introduced eight years ago. This has been achieved despite having reduced the number of people and the relevant organisations by nearly 1,700 over the same period of time.
Another key customer experience measure is the rate of revisits within seven days. That is for an installation or a fault where we have to dispatch another truck within seven days because quite frankly we didn’t do the job right the first time. This time last year and the year before revisit rates were averaging just over 4 per cent. The revisit rate is now down to about 15 per cent to a new low of 3.5 per cent.
And that’s not all. We are also seeing the good volumes go up in many areas, and here are just three. In every case we are well ahead of our targets. The faults cleared without a truck roll is an important driver of efficiency. It counts how often we resolve problems at the front of the house without needing to roll a truck, which costs us 20 times as much as a front of the house clearance. So through better tools, training and processes we are systemically driving this percentage up.
We are also increasing the portion of customer calls for faults answered in 20 seconds or less, which is a key driver of customer satisfaction.
But the most important of all on this page is the last item, technician productivity. Through a combination of all the things we have launched so far we have already seen a 15 per cent increase in productivity of our field staff. This measure covers over 4,500 technicians. So even a one per cent change is very significant. A 15 per cent improvement is dramatic, and we are well ahead of plan on this metric.
At the same time we are seeing the bad volumes go down. First, as you all know, the government has imposed a series of customer service guarantees on Telstra where penalties are incurred if we don’t meet certain service levels. As you can see, the amount of those payments has dropped dramatically, benefiting from our overall performance improvements in scheduling and on time performance. We have dramatically reduced our overtime hours through more effective management of our resources and scheduling. These high-cost hours are down 60 per cent year over year.
Lastly, the backlog of unsatisfied ADSL orders has plummeted by 74 per cent from over 19,000 in August of last year to less than 5,000 now, and that is despite large increases in our order volumes over the same period of time. So that gives you a sense of how we are going about doing things.
Of course, the improvements are not just out in the field. There is also significant changes in our billing and collections arena. Bad debt expense fell 23 per cent year over year. On-line billing is up 36 per cent in the same time frame. Our overall costs per bill has fallen by 10 per cent through June of this year, and it will fall further again through this fiscal year. Our billing expenses are down about

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$17 million year on year.
Through the initiatives I have discussed and many others across the business, it is no surprise that we are now well ahead of our stated full-time equivalent reduction targets. In the first year through June 2006 we reduced the total company headcount by about 3,859 people, and that includes contractors and agency staff but excludes the CSL-New World merger.
Our three-year target is a reduction of 6,000 to 8,000. So at June 30 we are already about halfway to the top end of that goal after just one year, and the strong momentum has continued so far into this current financial year. Remember that all of this has been achieved before we implement all the new IT capabilities that is going to make our people so much more productive, and it has been done during a time when we have had a great deal of effort assigned to the transformation itself. So, once the transformation work is done and we have turned on our new systems, we will be able to take our performance to a whole new level again.
Okay. Now, let’s take a look at what we’ve been doing with some of our non-labour operating costs in real estate and supply chain. We’re making real progress in streamlining our commercial property portfolio. Last financial year we exited 25 commercial sites and this year we’ve already exited a further 11. By June of 2007, we’ll be out of another 22. Collectively these 58 sites represent the exit of over a 100,000 square metres of office space and will deliver an annual lease savings of $38 million. The program will also reduce the number of sites that our staff work in and travel back and forth to, so we’ll cut travel costs and improve our overall effectiveness.
In fiscal year 2007, we’ll also generate over $20 million in proceeds from selling surplus commercial property and a further $21.5 million in rental revenue from surplus space which we have not divested. This program will be given added momentum by the study of reduction in our overall head count.
Our procurement strategies have come in for a lot of criticism in the press including from one or two of you in the room that I can see are here today. Seems like some people believe that Telstra’s previous approach was working well when, in fact, what it created was a complex business with way too many suppliers, way too many platforms, systems, and standards; and it was way, way, too slow.
So we were overpaying. We were acting like a series of small companies instead of one large enough to have a strong negotiating position even with global vendors. That was absolutely crazy so we changed it. You saw this morning the power of picking a world-class vendor like Ericsson and working 24 by 7 with them to set a world record for speed of deployment.
Under the old system, we might still be finalizing the contract instead of launching the service. Brightstar, another favourite subject. The press would have you believe that this relationship is a bad idea. Well, it banked us $70 million last financial year, and we expect a further $150 million of savings this year. So much for bad ideas. There are actually two phases to our Brightstar work. In phase 1 we put in place a strategic sourcing contract for the procurement of handsets and wireless data cards. The benefits have been dramatic. We’ve achieved savings of over 15 per cent on more than 2.5 million devices already and supplier performance has already improved with the lead times dropping by about

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half and a far better on-time delivery performance.
Phase two is about Brightstar working with us to manage our supply chain for certain goods and services. Brightstar commenced management of the fulfillment centre on March 15th right on schedule and supported shipments of over 900,000 devices from April to June, and they did it while maintaining our service levels. Clearly this arrangement is delivering extremely well. So, yes, we direct source to Brightstar, our partner and it’s one of the really successful things that we’ve done so far.
By the end of this financial year they will have saved us well over $200 million. Apparently some people don’t like it but fortunately we don’t take our instructions from them. So aside from our work with Brightstar, we’ve made some important changes to the way that we manage our broader supply chain.
On September 12th, we announced that Telstra signed a seven-year supply chain arrangement with IBM that’s going to create an expected $500 million net savings over the life of the contract. And before you ask, yes, we direct sourced it. This arrangement will be phased in over the remainder of this financial year and as well as delivering savings, the contract will provide us with a single company wide view of our spend, performance, and compliance by vendor and will accelerate the automation of our procurement processes.
So you’ve heard me talk a lot about the tangible outcomes which add up to a dramatic progress by any measure. What this means is that we’re delivering on our commitments we’ve made, the ones you’ve seen here, and many more. We’re building the new infrastructure. We’re simplifying the business. We’re deploying new training and tools, and we’re increasing our productivity and we’re dramatically improving the customer experience.
This transformation program is a complex and difficult process but the bottom line is that we are transforming the business at the same time as we’re improving the customer experience. This is a remarkable achievement. We have proven over the last year that we really do know how to change the tires at the same time we are driving down the highway at full speed.
We’ve been able to do this by following the one-factory principles. We laid them out last November. You do it once. You do it right for the customer. You do it in an integrated way, and you do it at a low-unit cost. We can clearly see measurable benefits of this coming through all of our operating metric and the financials in the Telstra Operations Division.
Our year-to-date numbers this year already had a plan in what is a very challenging plan. But remember we’re right in the middle of the heaviest period of the spin for the transformation, so we have this overlay of the transformation costs. It masks the full impact of the underlying benefits which we’re achieving at the operating level of the business. You will start to see more of the benefits flow to the bottom line over the course of the next 12 to 18 months as we get through the major spin phase. We turn on our new systems and continue to turn off our legacies, platforms, and systems.
So to conclude let me repeat one more time: We’re on track; we’re on budget; we’re ahead of our

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delivery schedule; and we’re delivering a much-improved customer experience. So watch this space. I can promise you there’s a lot more to come.
SOL TRUJILLO: Well, thanks, Greg. Obviously if any of you have any doubt about the fact that this team is performance-oriented and results-oriented as opposed to process and politics, it is about results and that’s what we’re driving in the business.
Now, one of the core issues for the financial community I think since we announced our strategic plan last year has been this kind of sense, “Can management deliver?” Right? Because there’s a lot of things we’re doing so I’m not being critical. It’s a real question that many of you have asked. Well, there was a lot of skepticism about the inability to build a wireless network, a broadband wireless network to differentiate. Clearly we’ve delivered.
There was a lot of skepticism earlier in the year by some of the media here that said, “Gee, they’re behind plan on taking out head count.” Clearly we’re way ahead of plan. So we’re trying to get facts out here, and one of the key, I think, understandings is going to be about this broader set of array of challenges that we have in a transformation plan. A lot of things happen and can this management team do everything that they say that they’re going to do.
Well, one of the strategies that I believe in is you bring in the right talent to make that happen. Now, some of it is reflected with the management team that you’re going to hear from, but as Greg points out a lot of it also comes from those strategic relationships that we have brought in to play.
On the IT side, where we do have risk, right? I mean, all the things that we’re doing there is risk, so I’m not going to stand here and tell anybody there isn’t risk. But the question is: How do you mitigate risk as a CEO of a company? And one way is your own internal talent and the second is your strategic relationships.
Well, one of the people that I’ve asked to come here and visit with us today is the CEO of Accenture. Now, Accenture is a company that is truly global. They have worked virtually with almost every Telco in the world in terms of transformation of certain items whether it be on their OSS side of the business, their BSS. But they’ve worked on about everything that we have on our agenda with some company somewhere.
And so what I thought would be helpful for all of you is to have a chance to hear from the CEO of Accenture, Bill Green. So please help me welcome Bill Green.
BILL GREEN: Thank you, Sol.
SOL TRUJILLO: Well, Bill, I want to thank you first of all for making the long trip all the way here but we have a lot of work.
BILL GREEN: Yes.

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SOL TRUJILLO: And as you had the chance to see our launch this morning with our broadband wireless platform, this team is focused. Do you want to comment about this whole notion about the size, the magnitude of our transformation, and from an Accenture perspective.
BILL GREEN: Right.
SOL TRUJILLO: Because you get to deal with the whole world. What’s your perspective?
BILL GREEN: Yeah, I mean, as you know, Sol, before I became the CEO I ran our telecommunications business globally so this is my passion as well as my profession. And we do work for 22 of the top 24 telecoms in the Fortune 500, and it is the biggest industry we have globally in Accenture.
So, you know, as we face off to the Telstra challenge there’s some things that you face up to. You look for a management team that has the will and resolve to change. You look for the capability on the ground. And as you said to me, I want the “A” team. And that’s what we put together. There is no question it’s a challenge. Yet, it’s proven, it’s doable, and the question is just having the will and resolve and the “A” team to do it and that’s what we’ve tried to bring to the table.
SOL TRUJILLO: Good, good. Well, Greg, you know, you’re the guy that gets to deal with Accenture almost every day and when you think about the challenges, where do you see Accenture kind of bringing the most amount of talent and supplementing what we have here within the business and then ultimately helping us deliver so that when we make commitments in the financial context that they’re going to show up as results?
GREG WINN: Well, you know, I think number one, Accenture being global and being the leader and their space brings talent from around the globe that has been involved in these types of transformations. Now, this transformation is different because of the breadth of it and speed with which we’re doing it. But in the systems area where we’re using Accenture the most as well as our training side, they’re bringing the best people from around the world that have worked on projects. They’ve done what we’re trying to do in certain slices of this transformation.
So you have people sitting at the table that can help, you know, the considerable talent we have within Telstra to say, “You know, you’re about to step on a mine here. This is what’s happened at these volumes at this point in time”, and incredible program management capabilities to keep the project on track, on time as well as help with the knowledge transfer because of the things — our key strategic objective — besides transforming the business is a knowledge transfer to make sure we have the skill sets within Telstra to manage the platforms we’ve put in place and they’re great partners at doing that even though occasionally we nudge each other.
BILL GREEN: Right. Yeah. I mean, Sol, if I could just add to that. I think, you know, one of the things that was mentioned earlier is “skin in the game”, right. So when we look at Accenture, how do we align with what you’re trying to get done? Alignment means everything, right. We’re on the agenda. We’re focused the same way. We have the same incentives. You know, skin in the game. We have serious skin in the game to make sure we execute with precision, to schedules, to cost profiles.

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We have people right now from 10 countries around the world that are experts in telecom and have worked with companies all over the world that are on the ground here. There will probably be more countries represented by the time we get done, and I think the other thing that’s important is we are working with you in the training space. And the key thing about a transformation is also bringing the people with you, and I think that Telstra has done that in a first-class way in terms of retooling their workforce to operate in the new world. Because at the end of the day success will be a lot about people, and I think you guys have that right on your sides.
SOL TRUJILLO: Bill, one of the things we had a chance to share with everybody this morning when Carl-Henric and I were talking about our relationship between Ericsson and Telstra, we had a lot of constant conversation about our targets, about our objectives, how we’re doing, et cetera, et cetera. Do you want to comment at all in terms of as you now look at what we’ve now launched — I mean, we’re no longer negotiating contracts and talking about in theory what we’re going to do.
BILL GREEN: Right.
SOL TRUJILLO: We’re actually doing. How important is it to you to have a very forthright management team to work with that there’s no — pardon the expression — bullshit?
BILL GREEN: Yeah, right. I mean, I think the ground rules are very clear to us, what we’re trying to get done here. And we recognise there are a lot of dependencies and there’s lot going on. I think the first thing that we look for is, you know, companies that have the will and resolve to change. Second, our best clients are our most demanding, and you certainly get high marks in the demanding category.
But third, is we have momentum. I think the statistics that were up on the slide from the other areas as well as the progress we’ve made in being on plan and executing what is a very complex set of work speaks for itself. We have the momentum.
And I’d also like the point out that the other things you’re doing operationally de-risk the systems challenge. The simplification agenda, the reduction in the number of products, the clarifying in pricing, all those operational improvements have a dramatic impact on reducing the risk of what we’re doing in the systems area. So we do have a challenge ahead.
I guess the other thing I’d point out is the out-of-the-box component. There are a lot of telecom companies around the world that, you know, if it wasn’t invented by them, it can’t be good. And I think what Telstra has done is leverage, leverage proven capability that exists so you only invent the things that you truly need and everything else you take advantage of what’s already been proven and that’s the thing that allows us to move much quicker on this than really any project of its size that I’ve ever seen.
SOL TRUJILLO: Yeah. I think that’s really important. Greg, do you want to comment on kind of the instructions we’ve given the team here?

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GREG WINN: You know, a year ago when we did investor day, we followed it with a technology day and I think I made the comment that the first programmer that wrote Custom Code was going to get shot or fired and hopefully would go to work for SingTel or one of those type companies. But, you know, and it was rhetorical. We are staying to that. You know, we showed 80-plus per cent. We’re actually about 83 per cent out of box right now, and we’re driving to drive that higher.
But when we say we’re not, anything that we’re not getting other than one area, we are adhering to our partners that are supplying the software that they will put in their product roadmap and that next release, what is custom on release day one in the next upgrade, it’s going to be embedded in their core.
So Telstra will not have to maintain that code. That’s the key thing. Now, if we could just do something about some of the screwball regulations and the Australia uniqueness that we have around taxation, et cetera, et cetera, we would be able to get to 100 per cent.
BILL GREEN: Yeah, I think that it’s hard if you’re not in the industry to understand that out-of-the-box thing. But the total cost of ownership profile over time is a night and day difference with that. Because it gives you the ability to evolve. We talked this morning about evolution of the wireless capability, speeds, and so forth. You know, this allows the company to evolve, add new products and services, you know, at just that marginal or variable cost in a very straightforward way and it lets the company’s underlying infrastructure take advantage of the changes in technology on somebody else’s nickel. You know; that is, software providers that are continuing to enhance the underlying products that going to use.
SOL TRUJILLO: Boy, that hits on an important principle for me which is what I call “leverage”, and we leverage the simplicity. We leverage the investments of others. But one other thing that you mentioned, Bill, is around this notion of talent. You know, when you and I were talking about finalising an agreement, I said to you I wanted the “A” team.
BILL GREEN: Right.
SOL TRUJILLO: And we’ve already acknowledged that. But for you what does that mean and how do you make it happen in a company like yours because I’m sure most people like me are saying that to you?
BILL GREEN: Yeah, I mean, I think that, you know, we have an interesting workforce. I mean, we as a company are about helping other companies achieve high performance, and our people want to work where the action is. And so when we have telecom talent around the world, they have lots of choices, right. But people that work for us and want to work with telecom companies want to go with the people that are moving fast, that are doing the bold things, and they’re going to be able to stand back and say, “I was part of that.”
So the biggest leverage I have in my company in mobilising our people, other than authority is just exciting and challenging work with a senior management team that’s determined to get things done with a project that has momentum already and that serves us very well.

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SOL TRUJILLO: Good. I mean, to me that’s very important. But one of the other things that’s important that you and I talked about was the fact that, you know, I really wanted your engagement as the CEO of the company because this is so massive, so important. So how do you think about us amongst all the other contracts that your company has?
BILL GREEN: Yeah, well, I mean, we have a lot of important contracts around the world. You know, I think people bet their jobs and their companies on things we do all the time. You know, as senior executives we have an obligation to be close to it. You know, you and I have known each other, right. I made a commitment to you. I take it very personally.
SOL TRUJILLO: You’re another amigo.
BILL GREEN: Yes, exactly. One of our international chairman, Diego Visconti, who would run our telecom’s business, you’ve also got him about, you know, a speed dial away which I think is important. And at the end of the day, I mean, you make a commitment, you stand by it, and you want to be part of something special. I mean, you want to be able to look back and say, you know, “We had some role in helping them do that and that’s an important thing.” You know, we make the commitments. We deliver on them.
SOL TRUJILLO: Good. Well, Bill, maybe one last question and that is: As you look at what we’re both about to do over the next few years — next year we have our release one which is targeted to be done by the end of ‘07 year and that’s a big deal for us — and you think beyond that, what’s going to make you most proud when you look back and say, “Gee, we and Telstra really achieved a whole lot”?
BILL GREEN: Well, you know, I think in this day — I mean, the journey is interesting and the work is interesting. It’s only the outcome that matters in the end, and that’s what we’re going to measure ourselves. I mean, we as a company, you know, we’re a good company if we measure ourselves not by our success but by the success of our clients. And so your objectives are very clear. They’re very well laid out, and we understand our role in helping you get there and that’s the acid test for us. Do you get it done, and that means we’ve done our job.
SOL TRUJILLO: Great, great. Well, Bill, we really appreciate the relationship. We appreciate the talent. But as you say, we’re really going to appreciate the results.
BILL GREEN: Right.
SOL TRUJILLO: So thank you.
BILL GREEN: Thank you.
SOL TRUJILLO: Okay. We’re going to keep moving here. Now, we get a chance to introduce you to Holly Kramer and Holly is heading up our products group and Holly is going to give us a view of how

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all of this is coming to life in terms of this integrated view and how we’re delivering it on to our products as we evolve not only NEXT G but everything else in the business. Holly? Please help me welcome Holly Kramer.
HOLLY KRAMER: Good afternoon. As Sol said, I am now going to talk about how we’re leveraging these world-class network and IT assets that you’ve just heard all about to create sustainable and powerful competitive advantage in our products and services. It’s products and services that ring the cash register after all.
But what I want to do first is just reiterate a little bit what Sol and Greg have both alluded to in terms of the context of what services and products actually look like in today’s world. You heard Greg talk about earlier the fact that, you know, in the past we built these discrete high investment communication products, so you’d put one sort of big platform in and then you’d have to launch it to a mass market and hope that it had mass volumes so that you could generate returns on that investment.
Today we’re doing things differently. We’re building scalable platforms that let us bring new products to market quickly, and what we do is we differentiate them on those platforms for multiple customer segments. We’ll hear a lot more about the requirements that we’re learning from our customers in the future so we can differentiate for them, and we can also integrate the world of content and web services into our traditional telecommunications so that it creates a powerful new set of capabilities that we can deliver to our customers like some of the ones that we’re going to be launching or that we are launching today on the Next G wireless network. I’ll get to those in just a moment.
But first I want to start with the building blocks of Telstra’s competitive advantage in this new world. So we start first with our world-class network footprint. It provides Telstra with the biggest reach, the fastest speeds, and the best reliability for all Australians. We then layer on top of that our unique branded assets. Few, if any companies in the entire world, can match our lineup which includes a market-leading ISP, a pay TV, and directories business to complement or world-class telecommunications services.
Now, everyone knows that customers rely on trusted brands, so this gives us a very strong platform from which to expand into new markets and new segments. We then add a roadmap of integrated products and services that will work seamlessly across our platforms and networks. Now, our data shows that customers who hold multiple Telstra services are more satisfied and they’re less likely to churn. But we’re aiming to make this relationship even stronger with our customers as we offer them enhanced services that can be accessed with even greater functionality across any of their services with Telstra.
And finally, the fourth part of our competitive advantage is the way that we deliver real value to our customers and we drive ARPU from our customers by making the products easy — easy to find, easy to set up, easy to use, and easy to share with others.
So now let’s take a look at what this means in relation to the new NEXT G wireless network. So with

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the new network comes new and exclusive devices. They give you one-click access to new FOXTEL TV service and the BigPond content portal. And with the dedicated Telstra button you’re actually just one click away from a simple menu that features all of Telstra’s exciting services.
You’ve heard a bit about the menu today. Let’s dive into the menu and see what these services actually look like. First, we have — well, we have FOXTEL TV and we’ve just skipped to the blog, so I’ll go through the blog. Guys, how you going back there? A little technical... I knew this would pale in comparison so I’m fine here.
In terms of the blog, we’ve got a blog service that basically allows customers to go in with one simple click, register for their blog, view their blog, post photos, post comments, or, in fact, go in and look at someone else’s blog. We’ve got downloads. Let’s see... I’ll ad lib here. So downloads. Downloads basically are one of the largest drivers today — very, very popular. Every person under 30 in this country has probably customised their mobile phones so downloads are basically one of the strongest sources of revenue drivers.
There’s a specific dedicated site within the portal. We refresh constantly with new ring tones, new music, new movie trailers, information not just the old 2G world but also 3G world. Music tracks, music videos, movie trailers as I said with the opportunity to just go in with a click of one button and see fresh new content all the time.
Next we’ve got — yes, we’re back to FOXTEL. So FOXTEL, I just wonder if we should — do you want me to try to get this running properly and we’ll come back or should we just... okay.
All right. So what we’ve got is we’ve got the FOXTEL service. It’s one click from the menu. You can see the FOXTEL button on there. One click into the FOXTEL service for $12 a month, 12 channels —12 of FOXTELs most popular channels. Our previous trials of mobile TV, we’ve been running DVBH trial which is again mobile TV to the device, and what that’s shown us is that customers do love to watch their favourite programs when they’re out and about. It’s a great way to kill time. It’s also a way to catch up on the latest news if you happen to be out and working late.
So we’ve got FOXTEL and blogs and we’ve also got the BigPond music player. Only with Telstra do you have mobile access to BigPond music store where you can preview, buy, and listen to your music tracks or caller tones. And only with Telstra you can download them both to your mobile and to your PC.
Most of our new devices also have the BigPond music player built right into them so when you’re on your mobile, you’re just one click away from all your music collection at all times.
We’ve talked a bit about downloads. We also have exclusive with Telstra “Whereis”. With Whereis —you’ve heard again previously today that you can establish your location preference on the phone and the phone then automatically gets you maps and directions to nearby bars, restaurants, or anything else that you’re looking for. There’s also the capability to save them directly into your favourites so you can one click to call, one click to maps, one click to directions anytime. And getting access to e-mails has just gotten easier. After you have logged in once, you are just one click away from BigPond e-mails.

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You can send and receive e-mails any time, anywhere. Our research has found that amongst many of our customer segments e-mail is actually the most desirable of all mobile services, and what we have done today is we have just made it easier to use.
It is not all about new services, though. It is actually all about customer service as well. With the new “my place” menu we even provide one click access to your account details. So customers now have the freedom to go in and try the new services with confidence that they are not going to blow their budget along the way.
You never know when you are going to need to search for something, or anything in fact. Now with Sensis Search exclusively on your Telstra mobile you can search Yellow, White, Trading Post, City Search and the worldwide web. Again, don’t forget that once you have set your location you can get search results in your area. So if you are searching for a 1998 Holden, you are not going to bring up 102 listings in Perth and Darwin that are totally irrelevant to your search. So again that location capability linked in to the power of web services creates new and really truly differentiated services.
So hopefully that gives you a bit of a feel for what we are bringing to market today: true mobile broadband on a handset with a plethora of new and innovative services. But that is just one device. With the power and speed of the new network, the humble laptop also becomes fairly sexy. With new BigPond and Telstra wireless broadband cards our customers can now get connected and stay connected at true broadband speeds in more places than ever before.
So let’s go back for a moment to the conversation about Telstra’s competitive advantage. We have obviously taken a big leap forward today with the introduction of the wireless network and services. But the power of Telstra is to extend all those services to all of our customer devices. So information, communication and entertainment are now truly platform agnostic.
So let’s take a look at what this means for customers today and also in the not so distant future. Today only at Telstra you can send a text from your home phone to a mobile phone. You can also send a text from a laptop to a mobile phone. Before long, you will be able to send text to the television set at home as well, if you want to consider buying milk while you are watching the Da Vinci Code.
Today of course you can make a video call from your mobile to your mobile or you can make one from your mobile to your laptop. Before long, however, you will also be able to make video calls to your home phone as well, only with Telstra. Now with Telstra, as you just heard me say a few minutes ago, you can download music to a PC and to a mobile. You can also be wirelessly connected to a laptop. So, again, you can listen to your favourite music wherever, whenever and however you want.
So, we all love to take photos on your cameras or I guess it is your phones these days. Now you can send those photos directly to your on-line photo album. When you are on-line, you can view them, you can store them, you can share them with other people. You can send them back to your mobile, view them from your mobile, send a note to your friends and have your friends go in and view them on line as well.

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But it is really digital entertainment that you have heard that is the growth industry of the next decade. Today you can watch TV on your TV of course and through BigPond TV you can watch it on your PC. But now with Foxtel and Telstra you can also watch TV on your mobile as well; one simple click from the “my place” menu into 12 of your most popular channels.
It won’t be long, however, before your mobile becomes your virtual remote control where you can program what you want to watch, when you want to watch it remotely from your mobile to your Foxtel IQ box at home. But that’s only with Telstra.
In each of these cases customers are getting more and more value from their Telstra services and we are generating ARPU. With each additional message you can send to more devices with each additional subscription, purchase or click. In fact just in the last few minutes alone I have clicked up an incremental $18 of ARPU. So I think I will move on before I spend any more.
Now, our customers mostly lead double lives, as do we all, one at home and another at work. So we are building these integrated experiences into our business customer services as well. Today with just one click calling to one number, and that’s any number that you choose, you can make sure that you are found if you are off with your mobile or you are at your home office or if you don’t want to be found at all. If that’s the case, you will soon be able to divert all your messages to a single mailbox that you can access from any of those devices wherever you are. You can even call in and have them read back to you if you are all tied up. You will be able to soon.
Now, with videoconferencing from your mobile, you can collaborate with your colleagues. You can bring people together from different locations and different devices. On the new Next G Network that means you can videoconference from virtually anywhere in Australia to anyone in Australia today. But that’s only with Telstra.
If it is an urgent matter, you can contact all of your staff instantly and simultaneously with the push of one button. You can leave a message or you can send a text. Speaking of text, you can also send them a text straight from your desktop with one click to customers, to staff or to virtually anyone with a mobile device. Businesses are truly embracing these technologies as an efficient, cost-effective way for them to make and confirm appointments, assign jobs or communicate to suppliers.
Better still, with the range of new application partners on board, Telstra can now help businesses manage their work force more productively through real-time access to customer data, service schedules or even maps and directions any time from anywhere.
But, as I said before, the new world of products and services is only as good as it is easy to use. Unless the world happens to be taken over tomorrow by all of your 14-year-old kids, our true advantage is going to be the way we actually drive revenue by making our products and services easier to use.
You heard Sol say last year and you heard him again today talk about one click. Well, we have the job of designing one click into the way customers experience every single one of our products. We have made some great progress, but we are really only just beginning. As we move forward we will be using

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customer data to personalise individual services so you need fewer and fewer clicks to get to the services that you actually know and love. Through an extensive program of customer research, we are learning how different segments use the same services differently so we can customise and tailor standard products so they better meet the needs of different individual customers.
Finally, through the discipline of user centred design we can provide more consistent experience across all our products. So there are even more reasons to have all of your services with Telstra.
Now, each of the services that you have seen today will continue to evolve, they will become more intuitive with better functionality over time. As you heard Sol say, we are making progress but we still have a long way to go. How we are doing that, we are investing in the people, the technology and the processes that are going to ensure that after all these years we actually are making life easier for our customers.
Now, one really good example of how we are doing this for the Next G launch is with interactive video tutorials. Each new customer just after they have gotten their new service will receive a video call from Telstra with a step-by-step guide on how to use each of the nine services in “my place”. They can look at it then or they can call back any time, go through the nine services at their leisure to get more information when they need it. Early indication is that that kind of innovative approach to user experience will result not only in more satisfied customers but in greater usage of the services as well.
So, to summarise, we have been building competitive advantage for Telstra over the past year. We think we have taken a big leap forward with the launch of the Next G Network and services, and we will continue to get better and better as we simplify, innovate and deliver on the transformation of the company that is under way. This combination now of assets, network assets, world-class brands, integrated products and user centred design create a powerful combination that is at the core of our product strategy that will help create and sustain competitive advantage for Telstra. Thank you.
SOL TRUJILLO: Very quickly, Holly hopefully brought to life the idea of ARPU. We are not doing all this technology and all this integration and all these other things just for the sake of it. It really is about drawing revenue per customer. So the next conversation that we are going to have is with Bill Stewart, who is going to talk about how we are driving the knowledge behind what we are doing and how we want to transform the company and how we have already begun doing it as a business.
BILL STEWART: Good afternoon. It’s great to be here. It is almost a year since I was here talking to you about market based management and what it is, why it is important and how we are implementing it. I’m here today to update you on what we have done so far and the dramatic impacts we are having.
As we said last year as a team, we have done market based management and customer segmentation on three continents and it is a pleasure to report that the results we are seeing here at Telstra are better than anything I have seen anywhere else in the world. Though still early, we have started using our customer segmentation in a number of channel programs. Today on average these programs are experiencing a 74 per cent uplift in our sales success rate and the number is still rising. When you consider that we make 14 million customer sales contacts per year, this is a very big number. More on

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this later.
But, first, let’s review what we told you last investor day. Last investor day, Sol told you that market based management was one of the cornerstones of the new Telstra strategy. Why? Because market based management drives revenue without increasing expenses. Market based management lifts earnings and it makes the business more efficient and more effective.
Last year we told you we were putting the customer at the centre of everything we do: how we will organise, how we will measure success and hold people accountable, how we will innovate and how we will build a unique customer experience. We told you we would be focused on three critical areas: improving market share, especially in mobile and broadband; increasing ARPU; and improving customer loyalty and reducing churn. This is how we measure success because market share, ARPU and customer retention drive margins.
We told you last year we would be developing customer databases, as the chart we showed you last year on the far right. We would be using those to develop campaign management systems and CRM and that we would be executing in the channel. Finally, we said we would be building measurement systems that focus on our success with customers, not products. Let’s see how we have done so far.
First, there is no doubt we have developed a more intimate understanding of our customers than any other company in the industry. As you will see on a future slide, this fact alone with dramatic operating improvements is driving significant results. How have we gotten there? Over the past year we have conducted 146 market research projects encompassing over 400,000 customer interviews, 90,000 of which were specifically focused on understanding the needs of our customer segments.
As David and Deena will tell you later, we have reorganised our business units around seven consumer and five business segments, and have brought in strong new marketing leadership. Each of the segment leads we have put in place has developed their own teams to drive every aspect of the marketing mix.
We have implemented the Telstra marketing academy. To date 180 managers and consumer and business marketing positions have completed multiple specially designed marketing courses from marketing academics. Today phase 2 of the academy is under way and in it we are training 1,100 additional people in the marketing sciences. Over the next few years we will complete training of over 26,000 employees on marketing and our customer segments and their needs.
In the product area, as Holly mentioned, we have developed a new market research process to put customer insight into every step of our new product development process. This is being applied to over 170 initiatives currently under feasibility study. Starting last April, we began to focus our advertising investment on specific customer segments. Let’s take a look.
(Advertisement shown).
The next ad is targeted at the sandwich generation taking care of parents as well as children.

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(Advertisement shown).
This next spot is for the youth. Chris in the shot is actually a customer of Telstra’s.
(Advertisement shown).
This is a business ad for small businesses that are family run.
(Advertisement shown).
Finally to our entrepreneurs who are striving to grow and become big businesses.
(Advertisement shown).
If you don’t recognise some of these spots, it means you haven’t been watching the highly targeted media used to reach the intended segment. For example, unless you are a loyal fan of Australian Idol, Video Hits, the Simpsons or MTV, you may not have seen our ads targeted at our fashion, fun and friends segment. This targeting has resulted in a 25 to 50 per cent improvement in cost effectiveness in our major campaigns.
In our channels, 121 Telstra shops are being introduced or upgraded with market based management segment enhancements and we have implemented segment based programs covering 40 per cent of our annual customer contracts, but more about that later.
We have also been busy developing customer databases and systems. Our customer analytical environment now provides a single view of our customers, and our operations databases are fully tagged with segment identifiers to support segmented outbound calling and direct mail campaigns.
This week we started acceptance testing on our new Siebel automatic campaign management system. In August, phase 1 of our PARS system went into place which brings together customer and product data for fixed and mobile services for the first time. This allows us to track our performance at the customer segment level as well as product performance.
But none of this means anything unless it demonstrates a tangible financial result. So let’s take a look. As soon as we finalised our customer segment tagging and put segmented customer lists into the hands of our sales people and our customer service reps, the results were immediate. Just giving sales people a segmented list where all the customers on that list that they were contacting had very similar needs resulted in a significant uplift in productivity. Objections to a sale were the same, and our reps soon got very good at responding to them.
As we added words that work based on our in-depth research, varied our calling patterns and otherwise focused our sales efforts, we saw even greater uplift. Today we have rolled out MBM sales techniques in eight of our customer sales programs representing 5 million of our 14 million annual customer

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contacts. Although it is still immature, we are seeing an average uplift of 74 per cent. This means that our customer success rate, our contact success rate, has risen to 19 per cent versus our prior historical average of 11 per cent. This is an incremental 8 per cent against 5 million annual contacts or roughly 400,000 incremental successful contacts.
Some of these successes are improvements in our customer relations, like putting someone on the right price plan, while at least 200,000 of these are quantifiable new sales, cross-sales or result in retaining a customer. At between $50 to $60 per month in revenue, you can do the math to project the revenue impacts.
On the cost side, although still early, our broadband sales program, the costs per acquisition has reduced by 35 per cent. As our implementation of market based management programs become more mature, we believe that this uplift will improve to an overall average of 10 to 12 per cent. Further, by the end of the year we are expanding these programs to include additional programs that represent over 10 million in annual contacts. Again, you can do the math to understand the revenue impacts. I will turn it again back to Sol. Thank you very much.
SOL TRUJILLO: Do you know what? Bill said last year you have now seen taking hold within the business, and obviously it is all for a purpose and it is all about efficiency of our costs, of our management and ultimately the relationship we have with our customers. So I like thinking about it in terms of Bill has built the framework, he has helped us in terms of our implementation, all the work that leads over in terms of handing it over to David Moffatt in this case now, who heads up our consumer business, who is now really taking it to the streets. David.
DAVID MOFFATT: It is great to be here with you. Thanks, Sol. The early press doesn’t look too bad, Sol. That is from a youth magazine. So well done those guys.
Anyway, it is great to be here to share just how we are turning our business strategy into results. I like to talk about it with our teams as concepts to cashflow, and that is the theme about taking it to the streets. In August we shared some progress about how we were going. What I’m now about to confirm is that those positive results have continued in the first two months of this financial year.
Our business model is working, our people are excited and with new networks, new products and new ways of getting integrated services with Telstra, our customers are getting more value from us than ever before. Two months into the financial year, mobile revenues are up 10 per cent. Over 120,000 consumer customers have signed on to our PSTN subscription plans. Net PSTN churn is 80 per cent less than for the same period last year. Total 3G mobile and wireless broadband customers have grown 50 per cent to 628,000. So it has been a solid first two months, but we know we have a lot more to do.
We have a consistent focus. Last year I followed this framework to share what we were going to do to grow, and obviously today I’m going to use this framework again in demonstrating what we have actually achieved.
We are adding more 3G customers at a faster rate than any competitor, and we are committed to being

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the market leader in 3G by this coming May. 3G customers spend more, they use more data services — on average about $20 more a month than a 2G post-paid customer — and they are three times as likely to access BigPond mobile services. So, as we said in August, our subscriber acquisition costs are $100 less than our major 3G competitor, and in the two months year to date 2G subscriber acquisition costs fell $21, prepaid fell $17 and blended are up a modest $8 on quarter 4. This investment is less than half of one month’s incremental revenue from these new 3G customers. Let’s not forget, as Greg said before in case you missed it, our new technology operates at a much lower unit cost.
More 3G customers and more integrated wireless, mobile and internet services delivered in a segmented way do drive more data usage. In the past year we have doubled the monthly volumes of MMS, a rate that we do expect to increase now, as Holly has demonstrated, some of the integration of things like the big blog, where you will be able to post your photos and text at three to five times faster; our BigPond music I’m sure Justin will also refer to as well where they can do these simultaneous downloads from the PC and the mobile for the one price.
Also growing broadband, accelerating our narrow band to broadband migration. Today nearly two-thirds of our internet customers are using Telstra broadband and over three-quarters have integrated these services with their core PSTN needs. In addition, we are adding more broadband SIOs or subscribers than any other competitor in the marketplace, and more customers are taking these services as an integrated package. All of this is helping us to achieve the results that I mentioned about slowing PSTN decline and churn particularly.
By understanding our customer needs better, and Bill’s segmentation has been fantastic here, we have been able to drive more multi-product penetration. Not only are customers enjoying more integrated customer experience from us, but multi-product customers churn less. In the period from June 2005 to the end of August this year we have increased the number of consumer customers that have got two products by 10 per cent, three products by 40 per cent and four products by 50 per cent. Now, specifically, Telstra customers who bundle mobile, fixed and internet are half as likely to churn as a customer who has got a mobile only product.
We know that to build an excellent customer experience we also have to keep on investing in our people and providing them with the tools that they need to deliver world-class customer service. So by mid-November all of our customer contact centre staff will actually have the knowledge and the information to deliver a segment specific customer experience. This is just a huge step forward for our customers and also for our people at front of house.
So far this year close to one-third of our customers have rated our consultants as delivering a better experience than last year. That is just a massive shift. When you consider that our total interactions are 92 million customer interactions per year, you get some sense of the size of that sample.
What we have also done is that eight out of 10 of our employees in the shops, the inbound and the outbound call centres, are now on incentive based pay linked to our key commitments.
Self-service transformation is our next big game changer. We are going to improve the user experience

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whilst also at the same time reducing our customer service cost base. Our results over the last year show that we have doubled the number of customers registering for on-line services each month. If that is an indication of demand before we get into transformation, I think the future is very bright indeed for managing costs and improving the customer experience.
So how are we actually improving our operations and delivering on this customer experience simultaneously? Well, sustainable growth does require a consistent approach. It is a focused execution approach as well. We are using this three dimensional model to achieve customer led growth. This framework integrates how we seek to understand customer needs, deliver on their expectations and develop new capabilities while also driving productivity.
It is possible to grow revenues and to improve cost efficiencies. For example, the combination of performance based management, the way we run our sales channels and our centres, and market based management is in driving improvements and vast improvements in something that Bill said, which was strike rates. This is not the number of hits on Sol in the media. This is actually saying, “What is the ratio of customers or prospective customers that we contact to those who actually buy a service?” It is about lowering the cost of acquisition. So, for example, our strike rates in narrow band to broadband campaign have improved by a third. These are massive for anybody who understands the sort of sales channels in detail. So that means a per saving of per acquisition of $25.
Now, our design foundation, for our consumers we have completed the design phase, the consumer part of the organisation, and that is the development of our organisation and processes based on market based management. We have also gained a lot better understanding of our customers’ values and needs through the research that Bill talked about: nearly 90,000 total interviews, and about 57,000 of those were consumer. This is clearly the most comprehensive survey ever undertaken in the country related to this kind of activity.
As a result, we have restructured and rebuilt our organisation. We have seven fully accountable segments, and you saw how our marketing teams are driving those particular ads that you saw before that Bill shared with you to actually target the individuals concerned and lower our operating costs in doing so.
We are also taking that knowledge right into the channels. So the delivery phase is actually about retaining and retraining and investing in our people to provide tailored offers and a very personalised approach. Of course, we will deliver these offers to our customers through the most comprehensive, direct and indirect sales channel in the industry.
So, for example, by calling our customers at a time of day that suits their segment profile, we have improved the contact rates, the rates in which we connect with a customer. On one campaign we are contacting on average 10,000 more customers every month for exactly the same investment. You will have noticed our shops starting to look a lot fresher and a lot more exciting as we start to take this themed visual merchandising into our channels.
In addition, many of our shops are actually analysing the preferred shopping times of different

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segments through the month, through the week and through the time of day. They are registering specialist sale staff on at appropriate times. This is doing two things: it is a better customer experience and it is lower cost.
The development of capabilities is about measuring and improving everything against the expectations of the customer. Our commitment is to develop our people and their capabilities. This is obviously going to be a key pillar in terms of long-term and sustainable revenue and profit growth. So, for example, we are investing $20 million in this marketing techniques, marketing academy and it includes customer profitability training and financial metrics to understand the impact of marketing all the way through the P&L.
Relying on what was good kind of yesterday just won’t cut it in today’s rapidly changing environment and marketplace. So we just have to develop world-class capabilities that can underpin these two goals that I have talked about about more revenue and greater productivity.
Now, only Telstra is investing in the research and the quantum of research, the organizational model, the systems, the training, the channel capacity and capabilities which is all designed to deliver, you know, very different and very integrated customer experience taking advantage of all the stuff that Holly talked about.
And here’s what that actually looks like. It’s about giving our customers choice, a choice relative to our competitors, segmented offers to suit individual customers all under the Telstra brand. For example, the TicTalk phone helps parents stay in touch with their children while staying in control of who the child can call. This is clearly a great value proposition from Telstra and for our Telstra customers because it’s provisioned from a simple Telstra web portal, so you can see how that integration is coming together.
In addition there’s educational games from LeapFrog and these have been endorsed by Mothers Inc. and Parents Association of Victoria. Our segmented PSTN offers like HomeLine Ultimate drive new acquisition and reduce churn. Almost a quarter of the Ultimate customers are new to Telstra, and they are higher valued than our migrated base. Furthermore, close to a quarter of all the Ultimate customers are spending more than a $150 so much more than the baseline ARPU that is included in the plan.
And more importantly, I guess there’s more of them sticking with us. In August this year 19,000 more of our customers chose to stay with Telstra compared to the same time last year reflecting the enormous success of these plans. We’re taking market-based management techniques right into the channels. In our inbound call centres, a popup screen provides a customer service team with information about each customer, the segment they’re in, and the profile of that individual segment.
This determines the “how” of the way they communicate with the customer reflecting a greater confidence in the interaction and a greater understanding of the customer. Our outbound call centres now ensure that we call customers at a time of day that suits them. And if we also use a target approach in the offer according to that particular segment profile, we’ve seen strike rate uplifts of between 30 and 100 per cent and as Bill said 75 per cent on one campaign which was a big campaign.
[please note that Bill Stewart in referred to an average uplift of 74% across campaigns]
We’re expanding our branded shop network this year by 70 new stores, and we’re also improving the supply chain that Greg talked about and we’ve enabled more service integration in these devices. This gives the store staff the time to actually spend talking with the customer and demonstrating the

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applications to enable a customer to actually walk out using the device rather than just carrying the phone in a bag.
Now, every shop licensee and dealer — Telstra dealer — will get the benefit of this integration. So you might be thinking why would you do 70 new branded stores? Well, we’ll accomplish two things if we do this. The first is that this will fill key geographic gaps and will drive effectiveness and efficiency because branded stores are approximately four times as effective at connecting postpaid customers compared to an indirect channel.
This week, for example, we’ve opened stores in Toowoomba, in Randwick, in Bingley, in Pacific Fair, Bankstown. And next week we’re opening stores in Castle Hill, Mount Gravatt, Noosaville, and Chermside. Exactly what you’re seeing on the network side, you’re seeing it front of house. Only Telstra has the commitment and the capability to take a national as well as a localised approach.
And local area marketing is our geographic approach to taking these segment-based offers to the streets and it’s clearly working. By addressing the different needs of a particular community and building offers that are exclusive to even particular suburbs, we can build a relationship with that community and grow our revenues.
In Sydney, we’ve recently provided a high speed cable broadband bundles to seven Sydney suburbs. We targeted 76,000 households with 5 separate campaigns. In addition, in less than 12 months, the local area marketing combined with this targeted approach has helped improve our market shares three points in prepaid, three points in postpaid, and three points in fixed line. [please note the three point increase should only refer to prepaid and postpaid and not fixed line]
In Canberra, we got positive net access churn in August, so we’re just fighting back everywhere. And Telstra Country Wide uses their local presence, local knowledge, local solutions to deliver growth. They are not only a dynamic sales team, but they are very commercially focused and they are the face of Telstra in every community.
And if we look at what they’re doing, area general managers have driven the roll-out of broadband in regional areas, and in 12 months to June ‘06 TCW accounted for two out of three of our retail broadband sales which is just a terrific result and they’re reducing churn.
In Wollongong, a TCW town meeting got 300 folks that came along to hear all about what Telstra is doing, generated directly a 100,000 in incremental sales, and between now and October they’ve got roadshows planned in Newcastle, Cairns, Shepparton, Traralgon, and Dubbo. So as the BigPond ad says they’ve been everywhere, man.
In terms of integration, today’s launch definitely confirms that consumers can expect fully integrated exclusive experiences and only with Telstra and all at the touch of one button. Next G is a huge opportunity to grow new Telstra and to grow new Telstra customers and revenues, and it’s all about improving data and improving the usage and the flexibility for our customers.
Over the coming quarters, we will be releasing — and even days — we will be releasing a range of exclusive content, innovative, interactive features, and functionality. As you have seen today, we are executing on a framework, a framework for operational excellence. We are meeting the needs of individual customers in a very competitive market. Through compelling segmented and highly targeted offers, we will continue to succeed in doing for our customers what no one else has done. That’s creating a world of one click, one touch, one button, one-step solutions.
So we’ve got a clear vision, great momentum, and a sustainable business model for profitable growth. Thanks, Sol.

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SOL TRUJILLO: Thank you. Again as David has shown, we are taking it to the streets. It’s showing up in the marketplace and the key thing is is that we are attacking each of the core levers that we have in the business and that is in the customer segment.
Well, now we have a chance to hear about our small medium enterprise segment, as we call it — Telstra business, which I’d like to welcome and ask all of you to help me welcome Deena Shiff.
DEENA SHIFF: Thanks, Sol. I’ve been given the opportunity in Telstra to reclaim a set of customers some 700,000 of them who weren’t getting the attention that they deserved.
Telstra business has been in operation now for only eight months really and the senior leadership team around me and the organisational structure has only been in place since July. But our genuine passion is to play to the differing needs of our business customers and to really serve them in ways that our competitors can only aspire to.
Our customer base is really varied. Within our five segments you will find businesses who hunger for technology to drive their growth, enabling them to be part of the online community as well as small firms who cling to old ways but could be a whole lot more productive. What these customers by and large have in common is a desire for business communications to be made really easy.
They are generally not firms with an IT person on board or a CIO. In fact, 80 per cent of our customers have less than eight employees, so they don’t have a lot of time to bulk together components or to spend time fixing things.
When we assembled our SME customers from around Telstra, what we found was that the businesses who had been served in the mass channels weren’t really being treated as businesses at all. Service disaffection was a significant cause of churn. We lacked offerings for business customers. We sold product by product, and there is a lot of disaffection associated with that because the handover from one part of Telstra to another was not a pleasant experience.
Yet we had a customer relationship with most of the addressable SME market in Australia. The fact that 60 per cent of our customers only have PSTN with us, we now see as our opportunity to cross-sell and upsell. Soo to is the fact that there’s so little data usage in our business mobile revenues. Yet between Q2 last year and Q1 this year, we grew mobiles data SIOs on 3G by three times, admittedly from a very low base, so this clearly extraordinary untapped business demand for 3G wireless devices and laptops that are broadband capable. In fact, to use a really unfortunate analogy, the orders today are pouring in, in our business channels for 850 phones. We think we will sell by the end of today more than we thought we would sell in a month, so we’re clearly turning around a part of the business which has the potential to do a whole lot more.
So let me tell you where we’ve come from, what we’ve done to date, and how we’re going to deliver on this promise. Where have we come from? There’s a very high dependence on fixed-voice revenues in this space, 60 per cent of 3.1 billion in revenues and significant erosion of these revenues from churn and from core loss.
Last year the PSTN revenues declined with this space nearly 9 per cent on the previous year. Growth in mobiles was around 9 per cent, however — and that partially masked this — but it still resulted in an end-of-year outcome of minus 1.5 per cent year on year.
In the first two months of this financial year, we see a slight improvement on the rate of decline of

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PSTN in comparison to the prior corresponding period and some encouraging early inroads into churn which is around 40 per cent that of the prior corresponding period.
However, mobile’s growth has subsided to SME market growth levels of about 6.5 per cent in comparison to the levels that were enjoyed last year when arguably the competitive focus was less intense. But to put this in perspective, every one per cent improvement in PSTN is worth nearly 16 million. Every percentage improvement in mobile’s growth restores 9 million. And our mobiles and broadband initiatives can’t be expected to show their full potential until H2 given the timing of the release into the market of our new offerings, which I’ll talk to you about shortly.
So what’s been the program for change? The tools that now underpin our approach to sales and marketing are much as those described by Bill and David — needs-based research into our customer segments, better tagging of our customers in our systems, improving sales process with regard to recontracting, and performance metrics and reporting all of which lead to better targeting and sales effectiveness as David has proven.
But along side this, our urgent task was to rebuild the fundamentals of this business, to create the basic offers for different segments, and fill the shelves with business suitable offerings that we had simply failed to offer. Notably in the business broadband mid-market, we didn’t have an offering and our broadband share for SME has slumped 25 to 30 per cent, so competitors have filled that space.
We also had to remove service pain points which were clearly driving churn and dedicate and train channels to serve business customers as businesses according to their needs.
So what have we been up to? In contrast to our competitors in relation to offers and solutions who treat SME customers pretty much as one size fits all, we have created a range of building block offerings which will appeal to different types of customers by segments and as I said before this is a very diverse market, in fact.
We’ve since July released a menu of subscription pricing plans for both PSTN and mobiles to create choice and price certainty according to the differing needs of business. Indeed the PSTN’s business subscription pricing plans that we put out in July and probably better marketing execution have meant that our acquisition strike rates just in that short period have doubled.
We’ve introduced phone systems, voice and data bundles for smaller businesses, a new suite of business broadband products which will be introduced into the market from November will set a new standard for packaging of components and are crafted so that different types of businesses can select the package that suits their needs.
We’re creating in addition a portfolio of solutions and applications. So with the new business broadband, you might choose a business support pack which will provide onsite land setup and pay-as-you-go maintenance services. And then there’s business online which gives business the tools to build and manage a website to conduct business online.
A solution we’ve recently launched is Business Secure which sits on our business broadband line and offers building alarms and video surveillance popular with petrol stations, pharmacies, and jewellers for obvious reasons.
The fact that we can now offer a genuinely comparable experience out of doors as in the office with the next generation network is extraordinarily relevant to small business. If you’ve got less than ten employees, you’re not sitting in the office all day; you are out and about. You are in the factory, in the field, on site. So your whole working life needs to be seamless between the office and outdoors.

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Take the example of an independent builder property developer. His phone will now work reliably when he’s in the building, building things. If he’s missing a tradesman because his plastering electrician didn’t turn up, he can use our new workforce management application ZORA to figure out where he is and tell him to get the hell over here because the plastering needs to be done.
When he’s in the street talking to a prospective purchaser of the property, he can use the same device to download the strata title plan or to compare it visually to another property in the street or to use Sensis to show the amenities of the local area. This has the same functionality and capability as if he was in an office taking it off a PC. Moreover, his e-mail, his calendar, and his applications will synchronise with the office. So quite a meaningful development for small business, let me tell you.
So let me give you an example of how this comes together. Picture a business really on the move. This customer likes to go online or have someone at the end of the phone who gets it. He calls 1-800-BUSINESS. We can identify his general requirements in our system now. We can select his fixed wireless and broadband requirements. These are preconfigured and can be delivered for self-installment.
Add-ons might include the Advanced Business Online pack which comprises website management tools as well as directory and online services from Sensis, all this on a single bill and from a single supplier. In short, we’ll now offer what our competitors only aspire to — a one-stop shop for business solutions that are tailored to particular business segments that we will offer via mass channels.
So let me talk about channels. In July, we cut over eight contact and service centres to Telstra business and dedicated them to serving business customers. Any business customer can now ring a single number, 1-800-BUSINESS, and speak to a business sales consultant. In fact, the business contact centre was the first channel to record a sale of 850 today, so I’m really proud of them.
By the end of this quarter we’ll have outposted 100 business sales consultants to stores and trained shop staff in business sales. We’re introducing business pods into shops heavily frequented by business and establishing predominantly business stores. We’ve extended our sales force account management and coverage, and we’ve more than doubled the number of customers with assigned sales contacts.
In December, we’ll turn on an online channel telstra.com/business which will create a self-service environment for business so our customers can browse, shop with us, buy, or report service issues online, something that’s much needed by time-poor customers.
In addition, we are retraining or accrediting selected dealers and creating new channels to support next generation IP solutions for SME. Today I am pleased to announce an agreement with Express Data. This will introduce nearly 2,000 data or accredited IT channel partners to support our new IP base solutions.
This agreement supplements arrangements with IBM and other IT vendors such as HP and Minova to use their IT distribution channels for our business solutions such as wireless laptop broadband services.
We see the improvement of our customer experience as a key part of our performance and an opportunity to engage with our customers on their terms. Realising service was a pain point with our customers, we’ve reduced infuriating transfers with a 50 per cent reduction in handoffs between May and September. We’re seeing improvements in first-call resolution and abandonment rates of half. That’s when you just give up and hang up.
Fourteen per cent of businesses have moved locations, left us as a result of the experience. We have introduced as a preventative measure case management of all complex business relocations or

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upgrades. That doesn’t mean you are a large complex business; it means you can be small and just have a bunch of lines and a bunch of products that need co-ordinating.
Case management also reduces multiple truckrolls for ADSL and PSTN. It’s costly for us but it’s also a time waster for our customers. We’re also creating services which are easier to install and support, and our new business broadband offering will come with a 24/7, troubleshooting help desk.
Finally, we’ll be requiring all our channel partners who sell or service on our behalf to fulfill our accreditation requirements, not only in relation to technical skill in the managing of a whole of customer relationship but also to meet our required service experience standards.
So how will we track all of this? Well, to reverse the revenue decline, we aim to slow PSTN rate of decline by 40 per cent compared to ‘05-’06, to grow mobile and broadband above SME market growth rates, and to grow multiple product customers from 40 per cent to 70 percent by June 2009.
To build the platform for growth we aim to grow 3G as a proportion of total mobile subscribers from 3 per cent in ‘05-’06 to more than 60 per cent by June ‘09 and to grow the percentage of customers with broadband and IP from 25 per cent in ‘05-’06 to more than 50 per cent by June ‘09. And to rebalance revenue from old to new, we aim to grow the proportion of non-fixed voice revenue from 40 per cent in ‘05-’06 to more than 60 per cent in ‘08-’09.
Despite our progress to date, we have much to do to enable and train channel and sales staff, to harness the full potential of a multi-channel distribution engine for a business-mass market, and to better manage business customers’ experience in those channels.
However, I believe we have made progress in establishing a beachhead beyond our competitors’ range of offers and capabilities. By crafting business offers to business segments, by creating integrated, well-supported, next generation business solutions, not products bolted together by systems integrators which is the prevailing standard and by bringing to life more distribution than any one competitor that’s dedicated to servicing the needs of business customers.
So, Sol, I think we really are now open for business.
SOL TRUJILLO: Great. Thank you, Deena.
Now, obviously you saw from David that, you know, traction really started about the last quarter of our last fiscal year and now the momentum is continuing. Now, you see with Deena the fact that traction is now starting in terms of the SME segment of the marketplace and there’s more to come. Now, our job is basically to enable a lot of things to happen within the business.
Well, one area where we’ve had traction already starting for more than a year is in our enterprise segment of the marketplace, and David Thodey has been working that transformation now for a couple of years. So, David, why don’t you give us some updates. And while David is coming up here, the growth rates we went positive in the year which as I understand it is probably the first time in this segment of the marketplace for Telstra for the first time in about ten years. So, David, it’s all yours.
DAVID THODEY: Thanks, Sol. Thank you. Well, good afternoon. I know you’ve all been waiting for this section, right? Enterprise and government. It’s always the most exciting bit. I see John tries to convince me that it is finance but I know better.
What I want to go through this afternoon is to give you a sense of how we’ve gone over the last 12 months in the enterprise and government group. And remember that in this area, it is about winning

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the market and it’s about providing differentiated product and solutions, that you can stand in front of a large corporate client and say, “Hey, we’re different.” Because there’s a lot of guys that go in there and say, “Hey, we’re cheaper”, and we’ve got to go in there and say, “Look, there’s something different about what we’re offering.”
I think we have made good progress in executing our strategy, but it’s only, you know, this much and that is exciting because there is a lot more to go. And when I look across the business, I think, gee, if we really get this thing right, there’s going to be no stopping us. So as I have looked at the business, I think we are probably going into a new stage with this new IP core network and the 850 network. It gives you this incredible platform on which to work off and when you are working with enterprise clients — because all of you are in some way — if that core infrastructure isn’t really exciting then you really don’t have a real differentiation.
But, firstly, let’s have a look at how we’ve gone. This is the chart I put up 12 months ago and if you go through that, you know, as Sol said, one per cent revenue growth — that’s the first for 10 years that we have grown revenue. That is great. And remember we were going back negative 7, negative 9 per cent three years ago, so that’s a big turnaround.
With the new wave revenues which are these IP and wireless data solutions now at 37 per cent of our total revenue mix. I mean, that’s up from 32 per cent. That’s a big change and you have got to manage this transformation.
You know, core carriage is only at negative six where it had been far higher than what it had before. We can only get contracts, signing contracts for one-and-a-half years where customers were before saying, “Look, I only want to sign a contract for a year”, hoping that the price is going to go down. So longer term contracts allows us drive greater value. Simplifying our processes, every time I simplify a process I take cost out of the business. It is a better experience for the customer, very, very important. Management, accounts receivable, managing capital gets better cashflow.
One area I would say that we’re still learning is in the application portfolio. Now, I will talk a little bit about this, but I would say we’re just at the start of that and we’ve still got a long way to go. But we are starting to get some traction there, but all in all I think it’s a pleasing result. I wouldn’t declare it a victory. I would just say that we’re on the way and we are starting to make a difference. And if we get it right, I think this new strategy that Sol, Greg, all of us went through 12 months ago, we’ve really got an exciting future ahead of us.
Now, as I said, we had one per cent revenue growth, but I just want to give you some numbers there because that new wave revenue and the traditional revenue mix is important to understand. It was $1.6 billion of new revenue, new wave revenue which is as I said 37 per cent of our total revenue base. Over the strategic period over out to 2010, that will grow to about 45 per cent of our total revenue.
You as analysts have to understand that because that means a completely different revenue and profitability mix that we have to manage very carefully. Because if we don’t, then our profitability is not going to be able to be sustained and that is a lot of the time that I spend trying to understand that.
Now, the voice data mobiles revenue, though mobiles is going very well, but voice and data as you start to transition from traditional frame ATM business through to IP there’s a revenue mix change. And what we find with the customers is that once they go to IP, they drop off a bit in revenue but then within a year they start to pick up a bit again as they have a lot of new value-added services come on board.
But the underlying results here are strong. As I said what is critically important and what Greg talked about, which is I can’t stress how important it is, our underlying cost structure has got to drop to allow

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us to retain our margins. And that is not taking cost out of the sales side; it’s got to be in the actual core costs of the product. I am excited. As Greg went through all the statistics about, you know, reduced number of truckrolls, the lower cost per unit, that is critically important and will be the way that way that we can at least sustain if not improve our profitability.
Now, this next generation IP network is important to understand because it really is that strategy that Sol and Greg and the team outlined a year ago. It is transformation and I would probably say to you that it is probably the best network definitely in Australia but probably in the world.
We are already churning about 38 per cent growth in the core IP revenue, and that is putting an incredible amount of opportunity and also stress and strain on the business because you are transitioning customers. And remember these data networks are the lifeblood of corporations.
If you talking about National Australia Bank or Westpac, that’s what all carries their transactions and we have to be able to really manage that in a seamless transaction in a seamless way and as we said before at a lower unit cost.
There are some real advantages here to customers and the OSS, BSS that we haven’t talked a lot about today but these are new systems that will allow customers to manage their own network. It will give greater service levels, an application layer on that network. As you look through there, it will give the monitoring tools and a large number of functionality but also improve reliability and scalability because without that you really are up against a significant number of challenges and very importantly, it is the largest network in Australia. I will repeat that. It is the largest network in Australia and that means we can go to more places and provide an incredible service to our customers.
So this truly is the next generation. Now, let me just change track a little bit here. Now, on top of that core network is remember I talked about nine application areas and seven services areas last year. I’m not going to go through them, but I want to give you a bit of an update on how we are going on each of these areas.
Since I spoke to you, we have established a New Solutions Division and a woman called Linda O’Grady is running that. We have about 800 people in that application area, and it drove revenues of about $483 million, just under 6 per cent growth last year. But we have a plan to grow this to about a billion dollar business out to 2010. Now, that’s a big business. Remember these are areas around, you know, contact centres, speech recognition, IP telephony, payment solutions. These are valuated services on top of our core network.
Now, let me talk about some of the highlights since I spoke to you. 20,000 new IP telephony lines, just in the last nine months. You know, 87 per cent growth in wireless data solutions. Now, that’s a small base, but that’s very significant and we see no, you know, fall-off in terms of the demand there. We have put out two new contact centre solutions, but more importantly we have signed two contracts, each worth $20 million in terms of contact centres for large corporations. They are big contracts and they are very complex implementations.
We know, we now have over 200,000 retail EFTPOS devices under management. So this is underpinning the very retail payment solutions, and we have driven out in our new applications retail media solutions. We have now done a partnership with CSIRO in terms of critical care units. So we are starting to reach out in the community and really providing differentiated applications, often leveraging Australian applications. So as I said our intent is to build this into ten core application solution areas of around about $1 billion by the year 2010. So that’s the application area.

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As I said, I think this is an area that we are slowly getting traction in. I think we have got a lot of work still to do in this area, but that creates opportunity for us as we go forward.
In the services area, Telstra enterprise services, KAZ, led by Mike Foster, had a strong year last year. Still work to be done in this area, but it was a strong year. We had revenue growth of 11 per cent. Eleven percent. That is strong revenue growth for us. But what is critical here is not to get carried away of being an IT services company. It is about really, you know, really concentrating on where you can add value, where you can get profitable services revenue. It is easy to sign big contracts at very low margins, and that’s not what we are about. You have got to leverage off your core network and you have got to really focus in on where you can get scalable and replicable services solutions. So that is why we said AAS, the superannuation business was not critical to us. It was a great sale. I’m delighted to say we did very well out of it.
We’ve got to really come back to what is going to be core for us going forward. But again as I said great result. We got 200,000 desktops under management. Manage WAN was up 15 per cent. Manage radio up 12 percent. And the list goes on. So I’m encouraged by that but I want to also say there is more profit here because if we get this right then we can really make a difference. So we are encouraged by the KAZ results, but we have some more work to do.
Now, in terms of this NEXT G wireless network, I mean, I have to say that this is probably one of the most exciting announcements we have had within Telstra and it is very, very applicable to the enterprise space. Already we had a little opportunity to a bit of a sneak preview without out seeing a few customers. We’ve already signed up 23 customers, just under 10,000 services and they’re not just our partners who obviously are very keen to use our service but they are customers like — and we’ve put a press release out today — like Mission Australia, Century Drilling, bCode, Data EDI, a lot of the companies who are out working day to day out in the market because the power of wireless broadband allows people to do their work when they are out on the streets and the byways, out in rural Australia are critically important. So we have this great excitement brewing out there because it is all about coverage, speed, and simplicity and we are really excited about what is going to happen.
Now, as was said this morning, undoubtedly the most compelling proposition is around the mobile office. We have really been working these solution areas that are detailed on the right-hand side of the chart. Office mobility is critically important to nearly every executive that we talk to because it changes the way your life goes. Sometimes for the better, but remember it is you who turn it off. That’s how I’ll remind you. Because it can become a bit addictive.
Contact solutions very important and also remote and mobile asset management I will talk about in a moment. So as I said we have already got a large number of customers. We think this will just take off as we go forward. We have no doubt the transition we are taking our customers through is pretty seamless. We have done a lot of work about how to transition them through. We are not sure they all want to watch FOXTEL on their handsets in the business world, so we are going to try and build some business applications. But this is really exciting.
So those 1,500 customers we serve every day, we think they are in for a treat.
But I also want to announce today something that I think you should be very interested in. This is a set of new Telstra earning network-based applications. Now, as you know, I worked for IBM for many years. I remember Lou Gerstner saying that the future was around network-based applications. This is when you put applications inside the network and they are not actually sitting on the perimeter with service. So these are actually true business applications that change the way businesses operate, and

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we have put them inside the network and Deena referred to one of them, ZORA which is around workforce management. But there’s another one called @ROAD. These are two world-class, world-leading applications that are now in the network and they provide workforce management tools and also fleet management. In fact, @ROAD is what we are using for our own Telstra fleet and Greg talked about that earlier.
The third one there is a company called Dexterra that takes big applications and for those who know Siebel SAP and takes them off the desktop and puts them on a mobile handset. That is quite a big job to do that because you have to re-design the application. This product has come out of Canada and now that product is available inside the network. So the whole pricing construct is not that you buy the application from the vendor and then you implement it. You actually buy it on a per month, per SIO basis and so obviously that is good for our ARPU, and you start to drive it up. I think it is an exciting announcement and really does give us a unique differentiator proposition to the market and to our large customers.
So in conclusion I think we made good progress, but we have got more to do which gets me more excited because I don’t want to arrive; I want to keep going. But we are focused on the things we talked about, about that revenue growth fast to the market and that is the addressable market we are going after. It is about driving these new wave revenues, getting these Telstra-only services and solutions because I don’t want to just put out any application to the market. Unless I can have a differentiated for Telstra, it really just ends up being a me too.
So if I get it differentiated for us then it really is something that customers say, “Hey, I want one of those.” The NEXT G capability is exciting. Of course, the new IP MPLS network — which is, a bit of a mouthful — it really is very, very important because it gives you all this band width all this ability to drive out new applications that change the way you deliver services to customers or you drive productivity.
So we are focused on winning in the market. That’s what I do every day, go out and seek customers and it is exciting. We think that we have got a pretty good future ahead of us. So that’s it from me. I have lost Sol. So I’m going to pass to Justin Milne, my colleague, who is doing this great bit of work in BigPond ISP. So Justin over to you.
JUSTIN MILNE: Hi, everybody. Well, today really is a key milestone in our vision to broadband Australia. The next 12 months will see some amazing changes to mobile and online access and BigPond is extremely proud to be in the vanguard of this force for change. Now, I will run through some of the things that we have in store, but first let’s have a look at what has been another very successful year for BigPond, Australia’s leading internet business.
Our 2006 results showed that our broadband SIOs were up by 72 per cent with market leading growth in additions by really a country mile, and our broadband revenue was up 58 per cent, and we sustained in the process our market leading ARPU position. It is a beautiful set of numbers.
In a year when most of our major competitors lost share, ours grew to 44 per cent. That’s a full three point increase over the year and since December 2003, we have increased market share by seven percentage points and that is against nearly all international trends. We have added customers at three times the rate of our nearest competitor and during one quarter, we did about four-and-a-half times their growth. It begs the question of course, how?

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As is often the case it is about the basics, about better core systems, better customer service, and a better brand proposition. Let me talk briefly about them. Today our network provides outstanding reliability. We have rebuilt all of our core BigPond systems to ensure this over the last couple of years. Performance in the past 12 months has been well above our own benchmarks and with transformation, it will just continue to improve giving customers higher speeds and even more reliability. When it comes right down to it, that’s what they really want from an ISP.
Reliability has paid off for us with record highs in customer satisfaction and a number of prestigious industry awards along the way to prove it. We have also won awards for industry leading customer service. An independent benchmarker called Global Reviews has presented BigPond with ISP of the Year medals for both of our telephone and e-mail contact centres. Our e-mail service, in fact, was judged to be the best across all 50 industries that Global Reviews measures in Australia. Just before I came up I got an SMS to say that we have been best in both categories for the last quarter again as well.
We have worked on building a great and trusted brand, and during the year Australia’s perception of us has continued to improve, while again most of our competitors have gone backwards. Young & Rubicam conduct a thing called a brand valuator survey. They do it internationally and they’ve done it for about 50 years as I understand. And the brand valuator survey ranks BigPond in what they call the “Magician Category”. It is a space we share with the likes of eBay, Google, iPod, Bang & Olufsen.
It has been a great year for our consumer messaging. International recognition at Cannes. We won a thing called a Kodak gong a couple of weeks ago, and we had one simple charming humorous ad that really has entered the Aussie psyche. (Show ad).
I have seen that ad about thousand times and I still laugh. I think it is the pain of the father that is the thing. Now, let me take you through the industry changing significance of our new wireless broadband offering. We have seen tremendous success in the past year with BigPond wireless, with customer numbers doubled in the first six months of the year and we continue to grow at an increasing rate, but we really are going to top these results.
With today’s launch of BigPond wireless broadband on the NEXT G network, 98 per cent of Australians can access our BigPond entertainment and services wirelessly and especially when they are on the move. The NEXT G network works at much faster speeds and really totally superior coverage are a quantum leap in availability and usability. This BigPond wireless broadband card will give you a high speed service connection wherever you need it, in Bathurst or Uluru or Central Sydney, and even overseas with more than 30 countries signing up to roaming agreements with us.
Personal high speed ubiquitous internet access really will change the way that Australians work, rest, and play. You should try it for yourself if you don’t believe me, and you will see exactly what I mean. Since we met on November the 15th last year, we have been pretty busy launching new products, trying to innovate and trying to delight our customers. Apart from wireless broadband and our high speed cable access products, we have successfully launched our BigPond movie and games download shops. We have done big blog with video and photo updates from 3G phones. We have launched BigPond TV with two new Internet channels today. We have revitalised our news service and added a terrific weather service plus a wide range of popular webcasts with events that include the Sydney Symphony Orchestra and our Band on Demand Rock Concert Series across Australia.
Our entertainment keeps existing customers loyal and it attracts new ones. Broadband entertainment consumption has more than doubled in the past year, and today bigpond.com sees much more traffic

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from non-BigPond customers than it does from our members. That is a very important lead indicator for me. Entertainment puts sizzle into our access products. It is a great non-price differentiator. It is crucial to understand how this pull-through really works. The customer decides let’s say it is time to get broadband. They look at the offerings around, and they can easily distinguish us because we have got, say, the footy or the V8s. They value the fact that we unmetre our movie downloads and our music stuff and so they decide, therefore, to go with BigPond.
Thank you for that slide. We will just go to the next slide, if we could. The entertainment media that they find then drives usage and speed upgrades. Customers using big files for, say, movies or games downloads just simply want them to arrive faster after awhile, so they leave behind the entry-level plan that they started with in broadband and they migrate to higher usage and higher speed plans. And, of course, in the process their ARPU goes up. Once they have joined us for a two-year contract, we have lots of opportunity to upsell them to PSTN and mobile services, if they haven’t already brought them in a bundle. And, in addition, the great thing about new media revenues is they are all additive from a Telstra perspective. For example, our BigPond movie customers are spending around $20 a month with us, and it is all new revenue for Telstra.
Today Telstra is the market leader in digital media. BigPond is number one for online entertainment and Sensis is the market leader in online advertising and directories. Together BigPond and Sensis now stand high over the competition for digital media revenue. Let me show you a five-minute video of how this can all come together. (Show ad).
So you can see the importance of entertainment for BigPond, and I’m very happy today to make a few announcements about some major partners who will be working with us over the years to come. For footy fans, we have entered in a new five-year deal — $60 million deal — with the AFL. It is the biggest online and mobile content deal in Australian history. But if AFL is not your code, don’t worry because we are in advanced negotiations to renew our sponsorship and new media rights to the NRL. We hope to be able to conclude these very soon. BigPond has also entered into another six-year deal with V8 Supercars Australia. That will give us unprecedented access to trackside and in-car cameras. Customers who have a Telstra 3G mobile and BigPond broadband will be able to stay in touch with their favourite sports virtually in realtime and on demand almost wherever they are.
But there are a few Australians who believe that there is more to life than sport, so on the movie download front today we are adding a double whammy. There’s the deep film library of Warner Bros. including event movies from blockbuster franchises of Superman and Batman and then we have done a deal with the BBC Worldwide for their outstanding TV catalogue.
We are now in a great position where some of our movie download offerings you just can’t get anywhere else. Some are cheaper, and all of it is convenient and of course free of download charges for our cable and ADSL customers.
Looking to the year ahead, BigPond will focus its efforts on three big objectives. We will increase our broadband market share leadership. This is fundamental for our business, and we have targeted 45 to 50 per cent market share or above, by the year 2010. Second, we will continue to grow and extend our great brand. We will further develop our new media capability with plenty more surprises and innovation to come.
Our business is growing strongly and profitably. It is also adding significant new revenue to Telstra and protecting our fixed line business. Content revenues will increase significantly as we offer more and better product, and we expect total revenue from non-access products to be around 12 per cent of

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BigPond revenues by 2010. We are confident that in turn this will also help us to continue to increase our market share in the internet access part of our business.
For Telstra, both BigPond and Sensis provide a unique opportunity to advances as a new media comms company combining network and IT capabilities with the exploding new media world of the internet and, of course, our great customer franchise. Thank you.
SOL TRUJILLO: Well, Obviously Justin has an exciting story and it’s part of this whole notion of how we are going to continue to expand our broadband leadership but also how we think about our digital, online services and capabilities. But hopefully you also got a preview then of how that is going to work in our relationship of integration across the business with Sensis.
So what I’m going to do now is ask Bruce Akhurst to come up here and tell you the Sensis story which again is another growth platform within the business and hopefully you saw from our results back in August that he and his team are doing a terrific job. So, Bruce, do you want to come on up?
BRUCE AKHURST: Thanks very much, Sol. It’s a great pleasure to be with you here again today. It has been a great year for Sensis. For the fourth year in a row we have delivered on what we said. We are on track to keep delivering on our plans. We are perfectly placed to help make Australian buyers and sellers and particularly Telstra customers the most connected in the world.
There are four points I’m going to make. First, 2006 was our fourth straight year of strong growth. Second, we are delivering on a powerful value proposition helping people find, buy, and sell. Third, our sales relationships, our content, our multimedia publishing capabilities, our brands, our high-quality user base, and our place in the Telstra family, they are all unique and unrivalled capabilities which are increasing our edge in the local search market. Finally, we have the strategy to leverage these capabilities into continued near double digit revenue and EBIT growth. We are on track to reach this target this financial year.
Last year we forecast 6 per cent revenue and near double digit EBIT growth. We beat those targets and achieved our fourth year of excellent growth. We delivered 7 per cent revenue growth to over $1.8 billion, with only 3.7 per cent cost growth resulting in 10 per cent EBIT growth to $932 million.
We saw print continue to grow and we saw tearaway growth from online. The next growth horizons are now emerging; whereas, sat nav revenues grew at high double digit rates as did Sensis MediaSmart, and we have big new growth horizons emerging with transactions and Telstra mobiles.
Our newest acquisition SouFun is an exciting platform for the future with near triple digit growth rates. With this one acquisition, we have established ourselves as the undisputed market leader in the high growth Chinese online real estate market. In addition to all of this, we are seeing our margins expand nicely. Full year was driven by an excellent second half which saw 9 per cent revenue growth and a 2.1 per cent decline in expenses and an exceptional 16.7 per cent EBIT gain.
This highlights the cyclical nature of our business which as you know tends to show lower first half and higher second half growth. As John Stanhope has already advised this is going to be amplified this year by $200 million in revenue from the first half to the second half due to our revised printing and distribution program which is reducing our costs.

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Sensis is delivering and integrated advertiser and consumer proposition that helps people find, buy, and sell. We are achieving this with a six-prong strategy that builds on what we presented to you last year. First, we are extending the value of the call Yellow and White Pages print business. We are driving up usage and making buying easier with new services such as Yellow in the Car directory and Yellow buyers guides. We also combined our Yellow print and online sales forces this year to better meet advertiser needs.
As a result of this, we can deliver multichannel solutions rather than products to our customers. This has been a very successful initiative. Despite what was a major change, we maintained customer satisfaction scores above 8 out of 10. The number of advertisers taking print and online has soared. Less than 1 per cent of Yellow customers take online only, while the number taking print and online almost doubled. So it is important to understand our customers aren’t taking online instead of print. They are increasingly taking both, which is great news for Sensis.
The second part of our strategy is to take our print capabilities and content into multichannel advertising solutions. So, we have rebuilt the Yellow, White pages, City Search, and Whereis websites to provide new information and search capabilities. We increased the availability of maps in Yellow Online and now serve up a staggering 65 million Whereis Online maps a month — 65 million. We undertook Australia’s first click to call trial on sensis.com.au. We added new content such as movies and weather to Sensis 1234. We created My Trading Post, a personalised experience for trading post online buyers and sellers. And we added buyer research content to Yellow Online and Trading Post Online, And we added Sensis Mobile, Trading Post, City Search and Sensis SMS to our rapidly growing mobile network.
The third part of our strategy is to extend into new areas an offerings related to our core. This adds value to buyers and sellers and opens up significant new revenue opportunities such as transactions. We launched comprehensive new Yellow category services such as Home at Yellow and Yellow Offers. We launched GoStay which not only gives national coverage to Yellow advertisers, but it adds bookings and transactions.
We enhanced Trading Post Online, including addition of transactions which makes buying what you need now a one-step process. Our business has always been about connecting buyers and sellers. Transactions is a logical and an important next step. We are already seeing strong transactional revenue growth in GoStay, and transactional capabilities have sparked a rush in Trading Post Online advertiser uptake.
Since launching transactions last year, new registrations have grown by approximately 7,000 per week, and the average weekly volume of online-only ads has grown by 57 per cent.
Sensis used to be an advertising company with a single revenue source which was ad placement. We are now diversifying into a virtual marketplace with advertising, with transactional, with connection, with content production, with business services, and search revenues across multiple leading products and channels. Geographic and domestic expansion is the fourth plank of our strategy and in the last 12 months, we have mapped 99 per cent of New Zealand’s roads with Whereis, and we acquired the majority shareholding in the global online success story SouFun which you have heard about. We have also had real success in managing our costs, and this is going to continue because we want to maintain our margins as we grow so we can free up capital for investment in our high-growth businesses. And we are going to continue to pursue people, process, and technology excellence in all that we do by maintaining a focus on platform redevelopment, executing with excellence, and our strong people record.

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This was recognised last year with three HR awards. So, yes, as you can see, we also have been extremely busy this year executing on our strategy. Underpinning our strategy are the unique capabilities which are stronger than ever before. They are the reason why we are winning today, and we are going to continue to win in the future. Let me describe our competitive differentiators to you.
We have a thousand sales people selling and collecting content from 800,000 businesses of which almost 600,000 are paying customers. Now, we do offer self service to our customers. This is a complimentary service, but it is no substitute for feet on the street. Our people hold deeply established personal relationships with businesses all over Australia day in, day out. This is a huge competitive advantage. Face to face in the premises of our customers, we can tailor solutions. We know their content. We can keep it up to date. We can acquire knowledge and, of course, most importantly we can sell. Show me a self-service engine that can do all of that.
We offer buyers an unparalleled pool of relevant and up-to-date content, Over 2.5 million listings, many containing deep content in Yellow alone. People know that our content is more comprehensive, more accurate, and more current than they can get from any other source. We publish through print, through online, through mobile, through sat nav, and through voice. It is our multichannel publishing capabilities that make information easy to access any time, anywhere, anyhow. Again no-one else comes close to that.
A critical strength is also our position in Telstra’s leading online and mobile channels, and I’m going to touch a bit more on that in a moment. We also have strong trusted brands such as Yellow, White Pages, and Trading Post which are all listed as Australian superbrands and achieve awareness scores of over 90 per cent. We reach a large, high-quality user base. Over 12.5 million Australians use our network every month. Ninety per cent of Yellow users go on to contact the supplier, and over 70 per cent of them go on to buy. Again, the quality of this audience is unparalleled in today’s market.
So it has been these six unique capabilities that have been underpinning our success. This is why most Australian businesses advertise with Sensis, and more Australians are turning to us to help them find, buy, and sell. And we will remain ahead with a strategy that builds on those competitive advantages.
Now, as I have said, our competitive advantage is further strengthened by our place in the Telstra family. Telstra services reach more Australians than any other telco. Through Sensis, BigPond, and FOXTEL, Telstra is also delivering the in-demand content that drives usage of those services. Sensis’s prime position in BigPond and BigPond mobile drives substantial usage to Sensis. We are receiving 1.7 million referrals a month from bigpond.com alone. These referrals drive even more traffic into the Sensis network delivering even more potential buyers to both our print and our online advertisers.
And now on your Telstra NEXT G mobile you will be able to access Sensis services easily by the handset menu or go straight to BigPond and you will see Sensis sitting in the number two spot in the menu. Whichever way you go, Sensis is in a prime position. Now, that is important because we are talking about almost 50 per cent of the mobile user base being accessible to our advertisers. What a great value proposition.
Clicking takes you straight to the Sensis search hub. One click and you are there. You can access services such as Yellow Mobile, Trading Post, City Search and Whereis. Try finding a restaurant. The mobile locates where you are and gives you nearby options. You get listings and maps, and as easy as that, you are there. We are making finding what you need easier every day.

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This high profile, one click access is a great service and a real growth driver for Sensis, and our content is an in-demand value add for NEXT G users. A recent Yankee group survey found that at least 40 per cent of respondents over the age of 25 nominated Yellow Pages and White Pages content as the top five driver of mobile subscriptions. In fact, users aged over 45 nominated Yellow Pages second only to mobile e-mail.
Integration is a classic win-win. Telstra and Sensis win because our reach and services fuel ongoing usage growth which drives access, subscription, advertising, and increasingly transactional revenue. Importantly, our customers win because they have easy access to the services they need through Australia’s largest online voice and mobile networks. Their lives are made even easier. More Australians use Telstra than anyone else and more buyers use Sensis than anyone else. That equals unrivalled value to our advertisers.
As the numbers demonstrate, this is a business of enormous diversity and scale. Sensis has all the capabilities in place to deliver high quality, easy to access local search services. And we own these capabilities lock, stock, and barrel. Others are chasing us to obtain them, and we are aggressively leveraging these capabilities into new services. New products like Home at Yellow or Yellow Office don’t mean creating new sales forces or content partnerships. We already have them and we have a billion dollar print business to leverage the costs against.
When we want to add new functionality like maps, it doesn’t mean new costs and partnerships. Unlike our competitors, mapping is — it is a profit centre for Sensis, not a cost.
More and more we are simply aggregating content and diversifying at low incremental cost. As our digital footprint goes, these costs will become more incremental and our margins will grow. In fact, we are already seeing this happen in Yellow Online.
In the last financial year, we saw 22 per cent usage and 25 per cent customer growth. Rapidly growing usage and advertiser demand is placing upward pressure on yields. So we delivered double digit yield growth last year. Higher yields combined with lower costs means stronger margins. Yellow Online margins grew by a stunning 50 per cent last year, So who said on line was a low margin business?
To recap, 2006 was our fourth straight year of strong growth. We achieved on our targets with 7 per cent revenue and double digit underlying EBIT growth. We have a strategy for growth which is based on the simple premise of helping people find, buy, and sell any time, anywhere, any way they choose. Our unrivalled competitive advantages, which I have outlined, underpin this strategy. Looking forward, we are going to leverage those capabilities into continued near double digit revenue and EBIT growth. We have an aggressive pipeline of innovation in place. As you have seen, we have had an impressive track record of delivering product innovation and that’s going to continue. I look forward to sharing some of these exciting announcements with you.
In closing, I work in an exceptional business. Our core content such as Yellow, White Pages, Whereis, and Trading Post is in demand across all channels and a wide variety of products. We are driving this content into new products and services that meet diversifying buyer and seller needs. At the same time, we are creating new growth horizons for the business and adding value back into the core, and we will continue to expand and strengthen this network by leveraging our capabilities and scale at an incremental cost across Australia’s best and most popular media comms network, Telstra.
We already offer more accessible comprehensive and up-to-date services than any of our competitors. And Thanks to our unique and unrivalled capabilities, I’m very confident our success will continue for

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buyers, sellers, and Telstra shareholders. Thanks very much. I will now hand back to, Sol.
SOL TRUJILLO: All right, Bruce. Again, hopefully you have seen the consistency of message here. Bruce is really driving a lot of growth and it is profitable growth, high-margin growth or as I like to say high-calorie kind of growth in terms of our business. It is all integrated.
So now we are at the moment in time where we get to see the guy that is going to translate it all in terms of the financials for you, and I know many of you have been waiting for it, but obviously John has some key messages as well. Not only just the roll up of the numbers, but really helping everybody understand how this new economic model really should be thought about for Telstra. John.
JOHN STANHOPE: Thanks, Sol, and good afternoon, ladies and gentlemen. I can sort of feel the energy levels dropping a little in the room here, but now is the time to be excited because this is about financials. I’m not here to keep the rabbits out; I’m counting the rabbits coming in. Okay. Let’s get serious.
Today I will address four important topics. I’m trying to bring all of this together for you from a financial perspective. The four topics are: One, our new economic model which emerges from our transformation. It is actually an operating model which we expect to facilitate the achievement of our long-term management objectives. Secondly, I’m going to talk to you about the fiscal year ‘07 outlook and the August year-to-date performance. Thirdly, I will talk about our longer term management objectives and how they have changed from November 15. And fourthly, just a little bit on Telstra scale and scope advantage.
You have just seen and heard we are transforming the business with some impressive results on the board already. From a finance perspective you have heard me talk before about how this transformation is driving a new economic model for the way we look at and analyse the business and deliver the results. Let me take you through the model to help you understand how this new model can deliver long-term shareholder value.
As Greg Winn touched on earlier, the infrastructure investment we are undertaking in upgrading our platforms and making them IP based will change the way we have historically looked at the economics of this business. Gone are the days of having to build a new platform and undertaking complex system modifications in order to introduce a new product. In the IP world, the intelligence is stored in the network.
New applications and services can be introduced simply via software upgrades. A software defined environment together with simplified and integrated processes not only opens up a whole new array of revenue opportunities but importantly, it can be done at low incremental cost. It is these economics that will allow us to compete hard to grow our top line while also maintaining margins.
We have developed a new revenue framework — You see it on your screen or you have it in your handouts — made up of four quadrants to help illustrate this evolution. In it we have split our product and service revenues into traditional and new and then further split them on a network basis; that is, are they derived from or on a traditional or next generation network? We are growing revenues in each quadrant other than the traditional revenues derived from traditional networks which I think you all understand.
As we move from left to right on the chart that you see, you can see what we call re-engineering and re-

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inventing opportunities. Re-engineering in the bottom right quadrant relates to traditional access and voice-type products being delivered over next generation networks such as VoIP, mobile 3G, broadband access, and IP data. Re-inventing in the top right quadrant relates to new products and services being delivered over next generation networks such as IPTV, video calling, content, a lot of the things you have heard about today and things like hosting. Combined we refer to these as the new revenues.
We expect new revenues generated from next generation platforms to grow from 12 per cent of the base in fiscal year 2006 just finished to more than 30 per cent of the base by fiscal year 2010. This changing revenue mix is expected to lead to a change in the economics for delivery of these products and services and, therefore, change the cost structure of the business. For example, we expect to see an increase in directly variable costs as higher bandwidth allows for each applications and service that drive the revenues but unit costs should reduce.
We are developing the new model to provide transparency of profit drivers across product portfolios and processes. This will help us understand the implications of the rapidly changing product portfolios and the business environment and the impact of business transformation on our process costs and our profitability.
Detailed driver analysis helps us better understand the activity costs. Despite rising directly variable costs because revenue is being driven up — driven by higher volumes to support that revenue growth, the transformation initiatives are expected to deliver significant process cost reductions; thereby, as I said earlier, enabling the margins to be maintained over the longer term.
In the IP world where the intelligence resides in the network, new applications and services can be brought to market quickly at low incremental costs via the software upgrades that I talked about. This is quite a change from the old days of rolling out new products — and I can remember them — on an exchange-by-exchange basis and having to invest large amounts of time and money on customisation to fit the complex array of legacy platforms and IT systems.
This flexibility will allow us to continually re-engineer and re-invent on the next generation networks with the expectation that operating cashflow will return to growth as we more than offset the declines from traditional networks. You can see how that economic model on the slide or the economic model grows free cashflow towards the fiscal year 2010.
In addition, by removing legacy platforms and operating in an IP environment, our capex levels should fall dramatically. So when we talk about free cashflow, we expect to see a return to growth from a combination of the improved operating cashflow from the business and the lower capex requirements as we move through the transformation out to fiscal year 2010.
‘06-’07 is our highest spend year, but we expect to return to a strong free cashflow position with our management objective in the range $6 to $7 billion in fiscal 2010.
Over the transformation period to fiscal 2010, the incremental capex is now expected to be $1 billion, and you will recall last November we said it was in the range of $2 to $3 billion. The incremental capex spend is lower, of course, because we now have removed fibre to the node.
With that, let’s now turn to fiscal ‘07 outlook and August year-to-date performance. Let me reiterate our fiscal 2007 outlook assumptions. So no fibre to the node build; unbundled local loop pricing in band two of $17.70; it is the largest year for transformation spend, and there is no additional provision raised for restructuring or redundancy in the ‘06/’07 year.

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So with those assumptions the outlook is also, I should say, based on the numbers for fiscal year ‘06 being the base, that is an EBIT of $5.5 billion. So expect revenue to grow in the range of 1.5 to 2 per cent. We expect depreciation and amortisation to continue at levels in line with last year. We expect EBIT to grow in the range of 2 to 4 per cent and our cash operating capital expenditure is expected to significantly increase from fiscal 2006 to between $5.4 billion and $5.7 billion. We expect our underlying EBIT for fiscal 2007, so this is the underlying performance of the business to be in the range of minus 2 to minus 4 per cent when compared with the fiscal 2006 underlying EBIT of $6.5 billion.
It is the current intention of the board to declare an ordinary fully franked dividend of 28 cents per share for the fiscal 2007 year. This assumes the company does continue to be successful in implementing its transformation plan, and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
I’m going to talk about the first half and the second half EBIT growth profile in the fiscal year 07. I have explained the unusual half one year on year outcomes before, but let me explain again to be crystal clear and put a bit more emphasis on the second half.
The half one year on year outcomes will be unusual because of a revenue recognition change and the profile of fiscal 2006 where transformation costs last year were not incurred until the second half.
The following factors affect the half on half performance in this 07 fiscal year: A delay in the revenue recognition of the Melbourne Yellow Pages book until January 2007, due to the changed printing arrangements resulting in a later distribution of that book. This will impact revenue resulting in a later distribution, it will also, because of the later distribution will also impact EBIT in the first half of fiscal year 07. But it is made up in the second half of fiscal 07 and has no impact on the full year; transformation costs occur in first half 07, compared to there being none in first half of 06. There was no accelerated depreciation and amortisation occurred in first half 06. But we do expect in the first half of 07 there to be between $150 million and $175 million and they will be recognised in the first half of this year.
The impact of these results is expected to cause a significant reduction in our first half EBIT, so don’t be surprised, in the range of minus 17 to minus 20 per cent from a base of $3.5 billion.
However, in the second half, EBIT is expected to grow in the range of positive 37 per cent to 40 pre cent from a much lower base, hence the large numbers, of $2 billion as a result of the transformation impact in half 2 last year.
Importantly though, the improvement in performance has begun with the underlying outlook of minus 2 to minus 4 per cent, much better than the minus 7 per cent recorded in fiscal year 06. And we expect this improvement to continue as the transformation gains further traction in fiscal year 08.
Let me turn to the unaudited results for the first two months of fiscal 07 that show the improvement of the second half of fiscal 2006 continues. On the revenue front, the PSTN decline is consistent with the improved second half 06, as you can see at minus 5.9 per cent. While mobiles, growing at 9 per cent

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broadband, growing at 41.3 per cent and Sensis growing at 10.6 per cent continuing their strong growth.
Our labour costs are down following the headcount reduction in fiscal year 06 while variable costs remain high as we continue to compete hard and other costs are growing driven by the transformation. Given this is expected to be the largest transformation spend year we do expect the other operating expenses growth rate to trend lower in future years.
EBIT is minus 8.6 per cent after 2 months trading which compares with our half year outlook of minus 17 to minus 20 per cent. But let me caution we are only two months in and we still have cost acceleration for transformation to occur, the Melbourne Yellow Pages revenue recognition change to occur and we are yet to see the impact of any unbundled local loop or spectrum sharing flow through. That is the prices and the flow through of those.
However, we are ahead on our underlying cost drivers with a further full time equivalent reduction of over 1000 in this fiscal year to date. So the first two months of this fiscal year. And just in case any of you are wondering this does not include the reduction of 900 people associated with the sale of AAS. So it is the organic part of the business.
Just to give you a bit more detail on the cost drivers as yes they are high growth numbers:
Growth in goods and services purchased is being driven by our aggressive push into the 3G market leading to higher cost of goods sold and handset subsidies. We added another 210,000 3G SIO’s in the last 2 months (includes wireless cards) to the end of August to take the total to 628,000. In addition to higher volumes, average subsidy levels also increased from a greater range of handsets and subsidised handsets. 3G ARPU is holding at $20 per month higher than 2G, and this is before Next Generation network opportunities.
Growth in other expenses is being driven by higher service contracts and agreements relating to the key transformational turnkey projects. These are milestone based contracts and this ensures the transformation costs remain variablised.
Now let me turn to long term objectives. You will recall the previous objectives were based on achieving reasonable regulatory outcomes, mainly around 2 key issues — fibre to the node and ULL prices and averaging of those prices. We announced fibre to the node would be placed on hold following a break down in talks with the ACCC while on ULL we have been issued with interim determinations of $17.70 in Band 2, well short of our $30 national average cost.
We have now assessed the impact of these two unreasonable regulatory outcomes and our new management objectives out to fiscal year 2010 are based on no FTTN and a $17.70 Band 2 ULL price with a 100 per cent pass through to retail pricing. That is the difference between $22 and $17.70 and in later years $30 and $17.70.
These management objectives have been set in order to measure Telstra management’s performance in

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implementing the transformation plan. They are set on the basis that we continue to be successful in implementing the transformation and of course that there are no further material adverse regulatory outcomes.
I want you to note carefully that the compound growth rates are consistent with those last years, that is last November, and that is that they are off the 05 or fiscal year 05 base.
The revenue objective is unchanged. While the fibre to the node and ULL outcomes obviously have impacted our revenue assumptions, there are changes to other assumptions that result in the 2 to 2.5 per cent management objective being maintained, for example, the investment in non-regulated areas, such as HFC cable, and new revenue opportunities from our new 3GSM 850 network, Next G, including wireless access and mobile applications and services, and you saw quite a number of those today, managed IP telephony services, vertical industry solutions for the corporate market, integrated content for broadband services including fixed and mobile applications tailored to our segment streams, which you have heard a lot about today, and greater penetration of multi-dwelling units and higher speeds on the HFC cable.
These revenue initiatives are expected to result in some cost pull-through. You have seen from our fiscal year ‘06 results, in particular the second half performance, and you have heard from management today how we expect to go about driving revenue growth. We will compete hard in the market and our aim is to be the market leader in 3G. That aim is a key plank of these objectives.
Higher variable costs are expected to follow as we drive ARPUs from applications and services, and the absence of FTTN removes cost savings that were expected from replacing copper lines. However, intended cost savings from the transformation initiatives are expected to limit total cost growth in the range of 2 to 3 per cent, and that is a change from where we were in November. It broadly tracks revenue and enables margins to be maintained between 46 and 48 per cent, again a change from November 15 because of the drivers I have mentioned previously.
Consequently, our management objective for EBITDA growth is expected to be lower and in the range of 2 to 2.5 per cent. Following in the near 4,000 headcount reduction in fiscal year ‘06, that is excluding the acquisition of New World, the fiscal year 2010 objective is now 12,000. That is at the top end of the previous management objective.
As explained earlier and mentioned in previous forums, we expect our capex requirements to be substantially reduced post transformation with a normal capex to sales ratio in the 10 to 12 per cent range.
Finally, the fiscal year 2010 free cashflow objective remains unchanged from the previous objective, that is in the $6 to $7 billion range, with lower EBITDA growth being offset by lower capex. For those who follow accounting, the free cashflow is on an IFRS basis.
As you can see, we have an exciting future from building competitive advantage and leveraging economies of scale from our investments whereby we can pursue our management objectives and drive superior economic returns. These advantages include our fully integrated structure is unmatched by

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any of our peer group, with the most complete set of assets across fixed, mobile, broadband, Sensis and Foxtel, and we are the only true national infrastructure provider because we have made the investment.
Global telcos including BT and AT&T, have tried over the years to gain a foothold in this market. However, these companies were not prepared to invest and as a result, could not gain scale to make their operations viable. Telstra continues to be the only carrier with scale and scope in this market, which gives us a tremendous advantage.
We are seeing real momentum in the business. Top line growth is strong and we expect to build on this with the launch of the Next G Network and the other initiatives that have been described today and the ones I have just gone through quickly before. We are changing the economics of the business with our transformation. We are taking costs out as demonstrated by the progress on our headcount reductions. The strategy is working, underlying performance is improving and this momentum will build further as we pass the peak transformation spend this year. So thank you and I will close and hand back to Sol. Thank you, Sol.
SOL TRUJILLO: Why don’t you stay up here. I want you just to come on over here. I’m going to do one last thing, and that is introduce you to Bill Obermeier, who is going to show you a quick preview of some of the ads and some of the campaigns as he heads up our corporate advertising because the idea here is really around this Next G transformation and getting customers to buy and to use and to gain a new experience from Telstra. So Bill.
BILL OBERMEIER: Thanks, Sol. I have a question for you. What do you get when you launch the biggest, most advanced wireless network in the world? Product differentiation and true competitive advantage, and with that comes big ARPU opportunity. But how do you make sure you seize that opportunity? By making sure customers understand what this network can mean for them, how it gives them more ways to do more things in more places faster and simpler than ever before possible.
You have already heard Bill Stewart talk earlier today about how segmentation has doubled the effectiveness of our advertising. So that is the next piece of logic. We will make sure every segment understands how this network meets their core driving needs. Because our Next G Network will bring broadband speed to 98 per cent of all Australians, our campaign needs to reach 98 per cent of Australia so we maximise the ARPU opportunity.
So the logic of our communication strategy is quite simple: segmented communications based on truly differentiated applications and capabilities, implemented in a nearly ubiquitous campaign, because this is the beginning of a new way of life for all Australians to experience life here, a new way to experience life here, truly the next generation of living and working. We are inviting every Australian to say goodbye to dropping calls when they get into every lift, goodbye to waiting for files to load, goodbye to slow music downloads, goodbye to finding it too difficult to shoot and send photos, goodbye to the world other providers offer and instead say hello to enhanced data services, new capabilities that are simple to use, staying connected wherever they are. Say hello to the next generation. That is why all of our electronic advertising will feature the sound track to this new opportunity, “You say goodbye, we say hello”.

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This week you may have seen the unique five second ad as part of our introduction of the Next G Network. Each of these ads presents one of the three pillars of our communications: faster, simpler, everywhere you need it, and here is just one.
(Advertisement shown).
You may have also seen one or more ads from our series of 15 second ads that are also part of the introduction campaign. In these we focus on the one touch simplicity you have been hearing so much about today with the exclusive “my place” menu. Here are just a few examples of how Telstra is making it faster and easier than ever to do what you want to do with your mobile.
(Advertisement shown).
As you can see, not only are we demonstrating one touch simplicity but also integrating our entire brand portfolio and the value added services unmatched by anybody anywhere. Then, having established a solid understanding of our key competitive advantages, we are going to move on to advertising that demonstrates applications of specific interest to each of our segments; in other words, the things they can do faster, simpler, better than ever and across Australia, not just in the cities. Here a friends, fun and fashion young woman dual downloads music at the touch of a button.
(Advertisement shown).
This principal professional discovers he can’t get rid of an unexpected call where he used to experience drop calls every time.
(Advertisement shown).
And just one more: the manager and maxi manager segments will discover there is a new way to stay connected across Australia with mobile videoconferences.
(Advertisement shown).
Remember this is a huge network with national coverage that requires an expansive communications campaign to reach the true huge ARPU potential. So you are going to learn about Next G and what it can do for you just about everywhere you go and in some surprising places.
There is also a full press campaign with specific segmented ads targeted in matching segment driven publications. Telstra is going to take our Next G story on the road, travelling all over the country with high-impact, customer-friendly mobile experience centres where Australians can experience up close and personal the incredible reality of Next G. If we were still at Circular Quay, as you would be leaving about now you would be experiencing along with 3,000 other people an experience centre outside in the forecourt and an amazing 3G concert, but you will read about it in the paper.
Through our intense marketing communications, Australians will quickly recognise the significance

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and value of what is being built for them: a telecommunications infrastructure that will open the door to the future for all of Australia. Now, let me remind you what we said back in March what that future was going to look like.
(Advertisement shown).
As you have seen today, that is exactly the world we are now delivering with Next G. What used to be fast now seems low in comparison. What used to be far away is now wherever you are. What others have made complex is now simple. So I invite you to be watching free-to-air TV, actually any TV station just about, this Sunday night at about 8.52 for the full introduction of the world’s largest, first and only Next G network. Say goodbye to life as you’ve know it. Say hello to the next generation, only from Telstra.
(Advertisement shown).
SOL TRUJILLO: All right. Bill, thank you very much. Hopefully you have seen we have thought about this Next G capability end to end and it is going to make a big difference in terms of our business. But enough of that. We are going to open it up for questions. I know it is late. I apologise for the events of the day. But for those of who you still have the energy and still have the desire to ask whatever questions, we will do it now.

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13 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 — Canadian Offering Memorandum
In accordance with the listing rules, I attach a document for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Subject to Completion
Canadian Preliminary Confidential Offering Memorandum dated October 9, 2006
Private Placement in Canada
Telstra Corporation Limited
(A.B.N. 33 051 775 556)
ordinary shares in the form of instalment receipts

     This Canadian Offering Memorandum constitutes an offering of the securities described herein only in those jurisdictions and to those persons where and to whom they may be lawfully offered for sale, and therein only by persons permitted to sell such securities. This Canadian Offering Memorandum is not, and under no circumstances is it to be construed as, an advertisement or a public offering of the securities referred to in this document in Canada. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this Canadian Offering Memorandum or the merits of the securities described herein and any representation to the contrary is an offence.
     The official daily noon rate of exchange between the Australian dollar (the “A$”) and the Canadian dollar (the “C$”) as reported by the Bank of Canada on October 6, 2006, the latest practicable date, was approximately A$1.19 = C$1.00.

Price
First Instalment: A$2.10 per share
Final Instalment: A$  per share
Final Price: A$  per share

Joint Global Coordinators

ABN AMRO Rothschild	Goldman Sachs JBWere	UBS Investment Bank

Co-lead Managers

Citigroup	Credit Suisse	Daiwa Securities SMBC	JPMorgan

Lehman Brothers	Morgan Stanley
Co-Manager
RBC Capital Markets
The date of this Canadian Offering Memorandum is                    2006.

CANADIAN OFFERING MEMORANDUM
(British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec)
     The Commonwealth of Australia (the “Commonwealth”) is hereby offering 2,150,000,000 shares of Telstra Corporation Limited (“Telstra”) in a global offering (the “Global Offering”). The Global Offering will consist of an offering of      shares by the Commonwealth to qualified institutional buyers in the United States in reliance on the exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), afforded by Rule 144A thereunder (the “U.S. Offering”), and to institutional investors in the rest of the world (excluding Australia, New Zealand and Japan), including to accredited investors in Canada, in reliance on Regulation S under the Securities Act (the “ROW Offering” and, together with the U.S. Offering, the “International Offering”). The ROW Offering includes the offer of shares to investors in Japan by way of a “public offer without listing” under a Japanese Prospectus (the “Japanese Offering”). In addition, the Global Offering will consist of a concurrent offering by the Commonwealth of shares by way of a general public offering to retail and institutional investors in Australia and New Zealand (the “Australian Offering”). The institutional component of the Australian Offering is referred to as the “Australian Institutional Offering” and the International Offering and the Australian Institutional Offering are referred to collectively as the “Institutional Offering”.
     Purchasers of the shares must pay for them in two instalments. The first instalment is due on the closing of the Global Offering and the second instalment is due on or before May 29, 2008 (Sydney time). Purchasers may prepay the final instalment of A$2.10 per share, in Australian dollars, before its due date. After payment of the first instalment, purchasers will receive instalment receipts. After payment of the final instalment, purchasers will receive shares.
     Attached hereto and forming part of this Canadian Offering Memorandum is the preliminary institutional offering memorandum dated October 9, 2006 (the “Preliminary Offering Memorandum”) prepared in connection with the Institutional Offering. Except as otherwise provided herein, capitalised terms used in this document without definition have the meanings assigned to them in the Preliminary Offering Memorandum. Where the Preliminary Offering Memorandum is subject to completion and amendment, this Canadian Offering Memorandum is similarly subject to completion and amendment. The offering of shares in Canada is being made solely by this Canadian Offering Memorandum and any decision to purchase shares should be based solely on information contained in this document. No person has been authorised to give any information or to make any representations concerning this offering other than as contained herein. This Canadian Offering Memorandum constitutes an offering of the shares described herein in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec only. Canadian investors are advised to review the sections entitled “Relationship between Shares and Instalment Receipts”, “Description of Shares and our Constitution”, “Description of the Instalment Receipts and Trust Deed” and “Plan of Distribution” contained within the Preliminary Offering Memorandum for further details relating to the shares, the instalment receipts, over-allotment options and the inter-relationships and allocations between the U.S. Offering, the ROW Offering, the Australian Offering and the Japanese Offering.
     This Canadian Offering Memorandum is for the confidential use of only those persons to whom it is delivered by the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates or an authorised dealer in connection with the offering of shares in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The Commonwealth, Telstra and the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.
     Investing in the shares involves a degree of risk. Canadian investors should refer to the section entitled “Risk Factors” contained within the Preliminary Offering Memorandum for additional information.
RESPONSIBILITY
     Except as otherwise expressly required by applicable law or as agreed to by contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature

2

whatsoever are accepted by the Commonwealth, the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates or any dealer as to the accuracy or completeness of the information contained within this Canadian Offering Memorandum or any other information provided by Telstra in connection with this offering.
RESALE RESTRICTIONS
     The distribution of shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Commonwealth and Telstra prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of shares must be made in accordance with applicable securities laws which may require resales to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements.
     Telstra is a “reporting issuer” as such term is defined under applicable Canadian securities legislation in each province in which the shares may be offered. Canadian investors are advised that Telstra currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the shares to the public in any province or territory of Canada. Canadian investors are advised to seek legal advice prior to any resale of the shares both within and outside of Canada and to review the section entitled “Notice to Investors” contained within the Preliminary Offering Memorandum.
REPRESENTATIONS OF PURCHASERS
     Each Canadian investor who purchases shares will be deemed to have represented to the Commonwealth, Telstra, the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates and any dealer who sells shares to such purchaser that:
(a)	the offer and sale of the shares was made exclusively through the final version of the Canadian Offering Memorandum and was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

(b)	such purchaser has reviewed and acknowledges the terms referred to above under the section entitled “Resale Restrictions”;

(c)	where required by law, such purchaser is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable securities laws of the province in which such purchaser is resident, for its own account and not as agent for the benefit of another person; and

(d)	such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is entitled under applicable Canadian securities laws to purchase shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing:
(i)	in the case of a purchaser resident in the province of British Columbia, Alberta, Saskatchewan, Manitoba or Québec, such purchaser is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”); and

(ii)	in the case of a purchaser resident in Ontario, such purchaser:
(1)	is an “accredited investor”, other than an individual, as defined in section 1.1 of NI 45-106 and is purchasing shares from a dealer registered as an international dealer in Ontario within the meaning of section 98(4) of the Regulation to the Securities Act (Ontario); or

(2)	is an “accredited investor”, including an individual, as defined in section 1.1 of NI 45-106 and is purchasing shares from a dealer registered as an investment dealer or limited market dealer in Ontario within the meaning of section 98(5) and section 98(6) of the Regulation to the Securities Act (Ontario), respectively; and

3

(e)	such purchaser is not a person created or used solely to purchase or hold the shares as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106.
     Each Canadian investor who purchases shares in Canada will also be deemed to have represented, warranted and agreed as set forth under the section entitled “Notice to Investors” contained within the Preliminary Offering Memorandum and is advised to review carefully the materials contained thereunder.
     In addition, each resident of Ontario who purchases shares, by the purchaser’s receipt of a purchase confirmation, will be deemed to have represented to the Commonwealth, Telstra, the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates any dealer from whom such purchase confirmation was received, that such purchaser:
(a)	has been notified by the Commonwealth and Telstra that
(i)	the Commonwealth and Telstra may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any shares purchased) (“personal information”), which Form 45-106F1 is required to be filed by the Commonwealth and Telestra under NI 45-106;

(ii)	such personal information may be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106;

(iii)	such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario;

(iv)	such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(v)	the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and
(b)	has authorized the indirect collection of the personal information by the OSC.
     Furthermore, each Canadian purchaser acknowledges that its name, address, telephone number and other specified information, including the number of shares it has purchased and the aggregate purchase price paid by the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Canadian laws. By purchasing the shares, each Canadian purchaser consents to the disclosure of such information.
ADDITIONAL INFORMATION
     Telstra is a “reporting issuer” in each province where the shares may be offered and, as such, files reports and other information, including audited financial statements for the five (5) year period ended June 30, 2006, with provincial securities regulatory authorities in Canada. These materials are available over the internet at www.sedar.com.
     EXCHANGE RATE INFORMATION AND OTHER LIMITATIONS AFFECTING INVESTORS
Financial Statements
     Telstra prepares its financial statements in Australian dollars, the legal currency of tender in the Commonwealth of Australia. The summary consolidated financial information for Telstra for the five (5) year period ended June 30, 2006 included within the Canadian Offering Memorandum has been prepared from Telstra’s audited financial statements. Canadian investors are referred to the section entitled “Additional Information” contained

4

within this Canadian Offering Memorandum and should review the section entitled “Selected Consolidated Financial and Statistical Data” contained within the Preliminary Offering Memorandum.
Historical Foreign Exchange Rate Information
     The official daily noon rate of exchange between the Australian dollar and the Canadian dollar as reported by the Bank of Canada on October 6, 2006, was approximately A$1.19 =C$1.00.
     The Preliminary Offering Memorandum contains financial information for the period ended June 30 for the years 2002 through 2006. The official average daily noon rate of exchange between the Australian dollar and the Canadian dollar as reported by the Bank of Canada on June 30, 2002, June 30, 2003, June 30, 2004, June 30, 2005 and June 30, 2006 was, respectively, approximately A$1.17 = C$1.00, A$1.10 = C$1.00, A$1.07 = C$1.00, A$1.07 = C$1.00 and A$1.21 = C$1.00. The official average daily noon rate of exchange between the Australian dollar and the Canadian dollar as reported by the Bank of Canada for each of the years ended June 30, 2002, June 30, 2003, June 30, 2004, June 30, 2005 and June 30, 2006 was, respectively, approximately A$1.22 = C$1.00, A$1.14 = C$1.00, A$1.04 = C$1.00, A$1.06 = C$1.00 and A$1.15 = C$1.00.
     The following table sets forth, for the periods indicated, certain information concerning the official rate of exchange for the Australian dollar and the Canadian dollar as reported by the Bank of Canada. Such rates were not used by Telstra in the preparation of its financial statements or other financial information included in this Canadian Offering Memorandum and this table should not be construed as a representation of the Australian dollar, at present, could be converted at the rate indicated.
A$=C$

Year ended December 31,	At Period End	Average Rate(1)
2001	1.23	1.25
2002	1.12	1.17
2003	1.03	1.10
2004	1.07	1.04
2005	1.17	1.08

(1)	The average of the official rate on the working days of the relevant year.
Exchange Controls and Foreign Ownership — Australia
Canadian investors are referred to the section entitled “Exchange Controls and Foreign Ownership” contained within the Preliminary Offering Memorandum. Canadian investors are advised to consult with their own legal advisers concerning foreign exchange controls and regulations in Australia, restrictions on the level of foreign ownership of shares in Telstra and the consequences of an investment in the shares in their particular circumstances.
TAXATION AND ELIGIBILITY FOR INVESTMENT
Withholding Tax
     Australia has concluded a tax treaty with Canada for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income (the “Canada-Australia Income Tax Convention”). Under the Canada-Australia Income Tax Convention, dividends paid to a shareholder of Telstra who is regarded as a resident of Canada may be subject to Australian dividend withholding tax at a rate not exceeding 15% of the gross dividend or 5% in the case of a franked dividend paid to a corporate shareholder that directly holds at least 10% of the voting power in Telstra.
     Fully franked dividends (being a dividend which is franked) paid to residents of Canada are not subject to dividend withholding tax under current Australian law. This is notwithstanding the terms of the Canada-Australia Income Tax Convention.

5

     Dividends paid to a non-resident shareholder to the extent that they are not fully franked are generally subject to dividend withholding tax at the rate of 30% (unless reduced under the provisions of a relevant double tax treaty).
     In the case of a resident of Canada, the reduction under Article 10 of the Canada-Australia Income Tax Convention to 15% requires that the shares are not effectively connected with a permanent establishment or a fixed base of the resident of Canada in Australia through which the resident of Canada carries on business in Australia or provides independent personal services.
     The unfranked part of any dividends paid by Telstra to a resident of Canada will be subject to dividend withholding tax. Telstra will deduct dividend withholding tax from the relevant dividend paid and pay the balance to the resident of Canada.
     Fully franked dividends paid to residents of Canada and dividends that have been subject to dividend withholding tax are not subject to any further Australian income tax.
Treatment of gains
     In general, as the holding of an instalment receipt constitutes an interest in an Australian resident trust estate, under the current capital gains tax provisions, a capital gain on the disposal of instalment receipts by tax nonresidents will be subject to Australian income tax.
     Under the current capital gains tax provisions, in general, a capital gain on disposal of shares by tax nonresidents should not be subject to Australian income tax where the tax non-resident’s holding, together with the holding of associates, over a prescribed period is less than 10% of issued shares in Telstra.
     The Canada-Australia Income Tax Convention may exempt a gain from taxation, if the gain represents “business profits” and the resident of Canada does not, amongst other things, have a permanent establishment in Australia to which those business profits are attributable. The Canada-Australia Income Tax Convention specifically excludes capital gains from “business profits”. Residents of Canada who wish to rely on the Canada-Australia Income Tax Convention for relief from liability to pay Australian tax are urged to consult their tax advisers.
     Under the proposed changes to the Australian capital gains tax provisions, a capital gain from an instalment receipt or a share by a resident of Canada should be subject to Australian income tax only in limited circumstances. This is, in general terms, where the value of the relevant interest is wholly or principally attributable to Australian real property. Residents of Canada should seek their own advice in relation to the potential impact of the proposed changes to take into account their own circumstances.
     For further information on the relevant Australian income tax considerations associated with the payment of distributions by Telstra and the future disposal of the shares, Canadian investors should see the section entitled “Taxation — Australian Taxation” contained within the Preliminary Offering Memorandum for further details relating to taxation of payments in respect of the shares and instalment receipts in Australia.
Taxation and Eligibility for Investment
     Any discussion of taxation and related matters contained in this Canadian Offering Memorandum does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares by Canadian investors and, in particular, does not address Canadian tax considerations. Canadian purchasers of the shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.
RIGHTS OF ACTION FOR DAMAGES OR RESCISSION
     Securities legislation in certain of the Canadian provinces provides purchasers of securities pursuant to this Canadian Offering Memorandum with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this Canadian Offering Memorandum and any amendment to it contains a “misrepresentation”. Where used herein, “misrepresentation” means an untrue statement of a material fact or an

6

omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.
Ontario
     Section 130.1 of the Securities Act (Ontario) (the “Ontario Act”) provides that every purchaser of securities pursuant to an offering memorandum (such as this Canadian Offering Memorandum) shall have a statutory right of action for damages or rescission against the issuer and any selling security holder on whose behalf the distribution is made in the event that the offering memorandum contains a misrepresentation. A purchaser who purchases securities offered by an offering memorandum during the period of distribution has, without regard to whether the purchaser relied upon the misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer and the selling security holders, provided that:
(a)	if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages against the issuer or any selling security holders;

(b)	the issuer and the selling security holders, if any, will not be liable if they prove that the purchaser purchased the securities with knowledge of the misrepresentation;

(c)	the issuer and the selling security holders, if any, will not be liable for all or any portion of damages that they can prove do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon; and

(d)	in no case shall the amount recoverable exceed the price at which the securities were offered.
     Section 138 of the Ontario Act provides that no action shall be commenced to enforce these rights more than:
(a)	in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

(b)	in the case of an action for damages, the earlier of:
(i)	180 days after the date that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii)	three years after the date of the transaction that gave rise to the cause of action.
     This Canadian Offering Memorandum is being delivered in reliance on exemptions from the prospectus requirements contained under NI 45-106 (the “accredited investor exemption”). The rights referred to in section 130.1 of the Ontario Act do not apply in respect of an offering memorandum (such as this Canadian Offering Memorandum) delivered to a prospective purchaser in connection with a distribution made in reliance on the accredited investor exemption if the prospective purchaser is:
(a)	a Canadian financial institution or a Schedule III bank (each as defined in NI 45-106);

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or

(c)	a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.
Saskatchewan
     The Securities Act, 1988 (Saskatchewan) (the “Saskatchewan Act”) provides that, subject to certain limitations, where an offering memorandum (such as the Canadian Offering Memorandum), together with any amendment to the offering memorandum sent or delivered to a purchaser contains a misrepresentation, a purchaser who purchases a security covered by the offering memorandum or an amendment to the offering memorandum is

7

deemed to have relied on that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against:
(a)	the issuer and the selling security holder on whose behalf the distribution is made;

(b)	every promoter and director of the issuer and the selling security holder, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c)	every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d)	every person or company that, in addition to the persons or companies mentioned in clause (a) to (c), signed the offering memorandum or the amendment to the offering memorandum; and

(e)	every person who or company that sells securities on behalf of the issuer and the selling security holder under the offering memorandum or amendment to the offering memorandum.
     Alternatively, where the purchaser purchased the security from the issuer or a selling security holder, the purchaser may elect to exercise a right of rescission against the issuer or selling security holder and, when the purchaser so elects, the purchaser shall have no right of action for damages against the issuer or selling security holder.
     In addition, where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase and has a right of action damages against individual who made the verbal statement.
     No action may be commenced to enforce any of the foregoing rights:
(a)	in the case of rescission, more than 180 days after the date of the transaction that gave rise to the cause of action; and

(b)	in the case of any other action, other than an action for rescission, more than the earlier of (i) one year after the purchaser first had knowledge of the facts giving rise to the cause of action, or (ii) six years after the date of the transaction that gave rise to the cause of action.
     The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act, has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person or company that is selling the securities, indicating the purchaser’s intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum. The foregoing summaries are subject to the express provisions of the Ontario Act and the Saskatchewan Act, respectively, and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Commonwealth, Telstra and the Joint Global Coordinators, the Co-Lead Managers, the Co-Manager and their respective affiliates may rely. The enforceability of these rights may be limited as described herein under the section entitled “Enforcement of Legal Rights”.
     The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law.

8

ENFORCEMENT OF LEGAL RIGHTS
     Telstra is organized in Australia. All or substantially all of the directors and officers of Telstra and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Telstra or such persons. A substantial portion of the assets of Telstra and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against Telstra or such persons in Canada or to enforce a judgement obtained in Canadian courts against Telstra or persons outside of Canada.
     The Commonwealth is foreign sovereign state. Therefore, it may not be possible for Canadian investors to effect service of process within Canada upon the Commonwealth or to satisfy a judgement against the Commonwealth in Canada or to enforce a judgement obtained in Canadian courts against the Commonwealth.
LANGUAGE OF DOCUMENTS
     Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les Présentes qu’il a expressement exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobiliéres décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

9

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10

16 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra 3 Share Offer — T3 Retail Broker Roadshow Presentation
In accordance with the listing rules, please find a copy of a presentation to be delivered today.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

T3 Retail Broker Roadshow Presentation

Disclaimer The issue of this presentation has been authorised by the Commonwealth of Australia (the “Commonwealth”) and by Telstra Corporation Limited (ACN 051 775 556) (the “Company or Telstra”)in connection with a proposed offering (the “T3 Share Offer”) of shares in the form of instalment receipts (the “Securities”) of the Company by the Commonwealth. This presentation is based on information provided by the Company and publicly available information. The T3 Share Offer will proceed by way of an Australian prospectus lodged with the Australian Securities and Investments Commission on 9 October 2006 (the “Prospectus”). ABN AMRO Rothschild (“AAR”), Goldman Sachs JBWere Pty Ltd (“GSJBW”) and UBS AG, Australia Branch (“UBS”) are Joint Global Coordinators the T3 Share Offer. The information in this presentation is an overview and does not contain all information necessary to an investment decision. The information contained in this presentation has been prepared in good faith by the Commonwealth and the Company. Except as required by law, no representation or warranty, express or implied is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation, any of which may change without notice. We refer you to the Prospectus and the appendix to the Prospectus (“Appendix”) which includes additional information and may update, supersede or correct information included in this presentation. This presentation is being provided within Australia to potential investors who are not “US persons” as defined in Regulation S under the U.S. Securities Act of 1933, as amended (“Securities Act”). It is not intended as an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security in the United States or in any other jurisdiction in which such an offer or solicitation is not authorised or to any other person to whom it is unlawful to make such an offer or solicitation. Prospective investors should make their own independent evaluation of an investment in the Securities. No action has been taken to register or qualify the Securities, the underlying shares or the Offer, or to otherwise permit a public offering of these securities, in any jurisdiction outside Australia, New Zealand and Japan. The distribution of this presentation outside Australia may be restricted by law and persons who come into possession of this presentation outside Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. The information contained herein may be subject to amendment. Neither AAR, GSJBW, or UBS, nor any of their affiliates, directors, agents, officers or employees, make any representation or warranty, express or implied, as to the accuracy or completeness of any information, statements, opinions or representations contained in this presentation, nor will they be responsible for the consequences of reliance placed on any of the information, statements, opinions or representations contained in this document. The Company and the Commonwealth, and their respective directors, agents, officers and employees, similarly disclaim all liability for this presentation to the maximum extent permitted by law. The information that the Company and the Commonwealth will assume responsibility for is set out in the Prospectus and Appendix.

Disclaimer cont’d
This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, the forward-looking statements in this presentation. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in the 2006 Supplemental Information lodged by Telstra with the Australian Stock Exchange on 9 October 2006. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statements, which speak only as of the date made. All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. The material contained in this document does not constitute investment, legal, taxation or other advice and does not take into account the investment objectives, financial situation or particular needs of any particular investor. Neither the Company, the Commonwealth, AAR, GSJBW nor UBS make any recommendation to investors regarding the suitability of the Securities and the recipient must make its own assessment and/or seek independent advice on financial, legal, tax and other matters, including the merits and risks involved. The recipient enters into any transaction in reliance on its own decisions independent of any information provided by the Company, the Commonwealth, AAR, GSJBW or UBS and in full knowledge of the risks associated with such transactions. The T3 Share Offer will be made in, or be accompanied by, a copy of the Prospectus. Anyone wishing to acquire securities will need to complete the application form that will be in or will accompany the Prospectus. This presentation and its contents have been distributed to you solely for you information and may not be videotaped, recorded, re-transmitted or otherwise reproduced, in whole or in part, for any purpose without the written permission of the Commonwealth and the Company.

Telstra — the leading player with scale
Australia’s leading telecommunications and information services company
Telstra offers a full suite of communications services
- Wireline -unparalleled reach to customers across Australia
- Wireless -recently launched one of the world’s most advanced wireless broadband networks (NEXT GTM network)
- Strong advertising & search capability via Sensis
- BigPond -Australia’s largest broadband provider The strongest brand names in the industry in Australia
The highest market share in Australia while proactively managing offshore opportunities
Ability to drive economies of scale
Strong balance sheet & cash flows allow us to fund growth opportunities consistent with our strategic and financial parameters

Our transformation program
Focusing on customers Using market based management to create product and service offerings tailored to the needs and lifestyles of our customers
Building Australia’s next Constructing a state-of-the-art IP core generation communications network to deliver new, innovative and network faster services Deploying the NEXT GTM Launched the NEXT GTM network, Australia’s network, a national wireless only national 3G network, delivering broadband network wireless broadband, new products and unmatched coverage Simplifying systems Working to deliver improved customer experiences and long term cost savings by reducing complexities in its systems Transforming culture Telstrais investing in its employees to be able to better serve customers and create value for shareholders

2006 — we’ve been busy
Customer Service experience improved Business Acquired China growth vehicle for Sensis Experience Brand attribution increased from 50% to 72% Portfolio (SouFun) 42%* more Telstra consumers using 3+ New World Merger solidifies CSL position as products #1 HK mobile operator Meeting broadband demand, on time Focused Telstra Clear, Kaz, Reach (divested Customers voting with their wallet AAS) Revenue Increasing broadband, 3G, record volumes Created Telstra Business unit initiatives PSTN decline reduced from 7.6% in 1H06 to 5.8% in 2H06 Cost Workforce reduced by over 3,800 FTEs**, now Significant growth in online revenue Reduction approaching 5,000 3G post-paid ARPU 34% greater than 2G Capex savings of ~A$500M in FY06 Reducing churn 36 office sites exited (56,000m2) Field productivity growing rapidly Innovation Integrated BigPond / Mobile launch at Commonwealth Games Less Simplified pricing Fully integrated offering at the NEXT GTM Complexity 58 platforms capped or exited network launch 115 IT applications exited (75 on the way) 25 unique product categories for use on Hundreds of legacy projects cancelled NEXT GTM network Strategic vendors accelerating pace of Telstra Integration Lab created transformation * Represents the percentage increase in consumers covering the period June 2005 to August 2006 ** Excludes CSL New World merger and SouFun acquisition 6

Our vision is enabled by true differentiation
Best delivery Superior content Deepest customer networks and services understanding
Superior NEXT GTM Foxtel, Sensis, BigPond, Richest needs-based network Trading Post, Soufun customer segmentation Robust IP / MPLS core Unique ability to access, Largest customer base build, acquire and Broadest fixed line Broadest channels monetise reach and QoS Highest brand awareness Differentiated multi- Emerging competitive platform capability culture
Integrated company that will deliver a ‘one-click, one-touch’user experience

Transformation Tracking Record
Wireless 80% Wireline 20% IT 15% MBM 60% Products, content, services 30% Organisation 50%
20% time elapsed, but on average 35% complete

Financial performance

FY06 Highlights
Earnings at Top end of EBIT guidance... ...through high calorie growth
Acceleration of revenue growth Mobile -Total revenue growth of 3.9% in 2H vs — Strong growth in 3G subscribers 1.5% in 1H (+297 k) with significant ARPU uplift relative to 2G (+34%) -Slowed PSTN decline to 5.8% in 2H vs 7.6% in 1H — Acceleration in mobile service revenue to 4.8% in H2 (vs 4.4% in H1) -New wave revenue growth of 46% — Non SMS data revenue up 121% — Improvements in subscriber mix (58% post ...and Significant Cost take-out paid) -Headcount -down 3,800* on year Broadband -More than 850 projects stopped, — 3% gain in Market share • A$157m OPEX savings — 3:1 net adds versus nearest competitor • A$500m in CAPEX savings Internet Direct and IP Solutions ....supporting significant investments — 29% growth year on year in Transformation Sensis -A$962m in operating expenses — 6.9% revenue growth with EBITDA margin -A$1.348bn in cash operating capex expansion
* Excludes impact of CSL New World merger in Hong Kong 10

Unaudited FY07 August YTD Reported Performance
Sales Revenue up 3.3% Costs up 10%
RetailBroadband 41.3% Labour -3.6% International 17.8% Goods & 18.7% Sensis (Adv & Services 10.6% Directories) Mobiles 9.0% Other 14.5% Other -1.4% D&A 10.6% PSTN -5.9%
EBIT down -8.6% PSTN decline stabilised Labour -headcount reduction Mobiles -data/3G handsets G&S -mostly mobile growth Sensis/Broadband continued strength Other -transformation driven International -New World merger D&A -acceleration
Operational improvements continue, tracking to outlook
11

FY 2007 outlook
Guidance on Reported Numbers
Revenue Growth of 1.5% to 2%
Depreciation & Similar to FY06 incl accelerated D & A of $300m to Amortisation $350m
EBIT Growth in range of +2% to +4%
Cash operating capex Range A$5.4bn to A$5.7bn due to transformation
Current intention is 28 cents (A$) per share based Dividend on assumptions FY07 outlook assumptions: band 2 A$17.70 ULL price, no FTTN, no R&R provision and largest transformation spend year

FY07 Half on Half EBIT Growth Profile
A$3,489m 1H
-17% to -20% FY 1H Reported Yellow Transformation D&A Underlying 1H Reported EBIT 05/06 Pages Performance EBIT 06/07 = 2% to 4% 2H A$5,497m 37% to 40%
FY Reported Yellow Transformation D&A Underlying FY Reported EBIT 05/06 Pages Performance EBIT 06/07
Low base in 2H 06 due to transformation A$2,008m spend distorting H1/H2 growth rates 2H Reported Yellow Transformation D&A Underlying 2H Reported YP Revenue recognition change EBIT 05/06 Pages Performance EBIT 06/07
Underlying performance improving as transformation gains traction
13

Strategic management objectives through FY10
Management objectives Management objectives* -November 2005 - October 2006
Revenue Growth 2.0% to 2.5% pa to FY10 2.0% to 2.5% pa to FY10
New product revenue 20% to 30% of new revenue growth In excess of 30% Sales Revenue FY10
Costs Flat to 2010 2.0% to 3.0% pa to FY10
EBITDA 3.0% to 5.0% pa growth to FY10 2.0% to 2.5% pa growth to FY10 EBITDA Margin 50% to 52% by FY10 46% to 48% by FY10 Workforce Down 10,000-12,000 by FY10 Down 12,000 by FY10 Capex to Sales ratio 12% of revenue by FY10 10% to 12% of revenue by FY10
Free Cashflow A$6bn to A$7bn by FY10 A$6bn to A$7bn by FY10
* Based on NO FTTN and A$17.70 ULL with 100% flow on to retail and no further adverse regulatory outcomes 14

New economic model — revenue framework
NB Applications and Services IPTV / HDTV (mobile or fixed) - Fixed and mobile call completion Video calling (GSM 2100 #¨3GSM 850) - Mobile SMS and MMS Other Content and Applications - Call connect — Big Pond Apps & Services Narrow Band Transaction services — Sensis Online including interactive IT services Software solutions Managed Network Services Hosting 10% of Sales Revenue at Jun 06 3% of Sales Revenue at Jun 06
PSTN (Basic, Local, LD) VoIP Dialup Internet Access Mobile 3G voice Fixed to mobile calling Integrated Fixed-Mobile Mobile voice Broadband Access Print directories — ADSL, HFC, Satellite Foxtel — FTTP Unbundled Local Loop — EVDO #¨HSDPA IP Data 78% of Sales Revenue at Jun 06 9% of Sales Revenue at Jun 06
15

Regulation
Telstra is one of the most highly regulated companies in Australia ACCC has broad powers to determine: - which Telstra services competitors can access, and - the terms and conditions under which Telstra provides access Key Regulatory issues Access Conduct Unconditioned Local Loop Competition rule Fibre to the Node Operational separation 3G Future Declarations Social Retail price restrictions Universal service and digital data service obligations Customer service guarantee 16

What’s coming in FY 2007
Continue wireless upgrade path Transformation IP/MPLS core and multi-service edge turned up milestones: Deliver Broadband across all access platforms First release of transformed IT capability
Top line growth ahead of plan Financial Changing the economics of the business performance: Headcount reduction staying ahead of plan FY07 largest spend year, reduce by FY08 Improvement in underlying financials

Creating a world class company
Not just best in country, but one of the best in the world Stimulating revenue while taking out costs Growing revenues with attractive margins Real differentiation in our networks, our content and services, and our ability to meet customers’needs Creating superior economics as a digital media telco For our shareholders, our customers and Australia

Telstra 3 Share Offer overview

Telstra — key selling points
Unmatched fully integrated business model — Wireline, wireless, broadband, directories/search/advertising, pay TV — Highest market shares and most recognised brands Management team’s comprehensive transformation plan -on track and starting to deliver benefits — Comprehensive 5 year strategic plan to drive long-term shareholder value and focus on customers — Targeting revenue growth, cost reductions, reduced complexity and cultural transformation — Transformation on average 35% complete, 1 year into plan NEXT GTM wireless broadband network launched ahead of schedule — Only nationwide 3G network on offer in Australia — Differentiation through superior coverage, in-building penetration and higher speeds Attractive yield of 14% for the first twelve months — Board intends to declare 28cps fully franked dividend in FY07 — 14% instalment yield for retail investors over the first twelve months Strong balance sheet and cash flows — Peak transformation spend in FY07 — Free cash flows expected to increase in FY08 — ‘A’ rated balance sheet, comfortably within financial parameters
20

Retail offer overview
Attractive structure for retail investors and existing shareholders
- Instalment receipts — two instalments over 18 months capturing 3 dividends — Board intends to declare 28 cent fully franked dividend in FY07 Retail Offer — First instalment of $2.00 per share — 10c discount to Institutional first instalment — 1:25 loyalty bonus shares for retail investors who hold through to final instalment — 3,000 shares for existing shareholders, 2,000 for all other applicants
Retail Entitlement Offer -1 for 2 ratio (min of 3,000 shares and cap of 200,000 shares) Brokerage -0.75% -Record date 13 Oct 2006 Firm Offer -Brokers and Financial Planners Brokerage -1.25% -Cap of 100,000 at Retail Price -200,000 more per account at institutional price General Public Offer -Guaranteed minimum allocation of 2,000 shares Brokerage -0.75%
- Total Retail price capped at VWAP over 3 day Institutional Offer Institutional Offer — 3 day bookbuild — after close of Retail offer — will set the final instalment amount for all investors — Institutions receive an “allocation benefit” on 1 for 2 basis — No price discount, caps or bonus loyalty shares — Broker-sponsored bids permitted

Future Fund
The Commonwealth will transfer any unallocated Telstra shares to the Future Fund After a 2 year escrow period, the Future Fund will be required to sell down the shares over the medium term to a level consistent with its investment strategy (at least below 20%) with a view to optimising the long term valueof the Future Fund The performance of the Telstra shareholding will be reported separately to the rest of the Future Fund until sell-down is complete The Future Fund is an investment fund established to make provision for the Commonwealth’s public sector pension liabilities The Future Fund is managed at arms length from the Government with the independent Board of Guardians responsible for investment decisions

Retail Offer timeline
23 Oct — 9 Nov 15-17 Nov 20 Nov Firm offer Institutional Conditional and deferred period bookbuild 0900 15 settlement trading commences on (Week 2-5) Nov to 1800 17 Nov ASX and NZSX 19 Oct (Sydney time) 9 Oct Firm bids due Brokers provided with allocation Offer launch (Week 1) reports (Week 7)
October November December
23 Oct 9 Nov 1 Dec Retail offer Retail offer Normal opens closes settlement 16 — 19 Oct trading Broker/planner Firm 14 Nov 20 Nov commences on roadshow allocations Telstra AGM Final price and ASX and NZSX (Week 0) announced basis for (Week 1) allocations expected to be announced (Week 7)

19 October 2006	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
2006 updated Debt Issuance Program Information Memorandum
Attached for your information is a copy of the 2006 updated Debt Issuance Program Information Memorandum dated 12 October 2006, which was lodged by Telstra and approved for listing on the London Stock Exchange by the United Kingdom Listing Authority (“UKLA”) on 18 October 2006 (London time).
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Prospectus
Telstra Corporation Limited
(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)
Debt Issuance Program
Telstra Corporation Limited (“Issuer”) may offer from time to time medium term notes and other debt instruments (together the “Notes”) under the Debt Issuance Program (“Program”) described in this Prospectus. Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Program in any country including Australia (but not the United States). There is no limit on the amount of Notes that may be issued under the Program.
Application has been made to the Financial Services Authority in its capacity as competent authority under Part VI of the Financial Services and Markets Act 2000 (“FSMA”) (“UK Listing Authority”) for Notes issued under the Program during the period of 12 months from the date of this Prospectus to be admitted to the official list maintained by the UK Listing Authority (“Official List”) and to the London Stock Exchange plc (“London Stock Exchange”) and for such Notes to be admitted to trading on the London Stock Exchange’s Gilt Edged and Fixed Income Market (“Market”) by the London Stock Exchange. The Market is a regulated market for the purposes of Directive 93/22 EC (“Investment Services Directive”) and references in this Prospectus to the Notes having been “listed” means that those Notes have been admitted to trading on the Market and have been admitted to the Official List. Application may also be made for Notes issued under the Program to be listed on any other stock exchange (including the Australian Stock Exchange Limited and the New Zealand Stock Exchange Limited) on which Notes may be listed from time to time as specified in the relevant Final Terms. However, unlisted Notes may also be issued under the Program. The relevant Final Terms in respect of the issue of any Notes will specify whether or not those Notes will be listed on a stock exchange and on which stock exchange, if any, the Notes are to be listed.
Prospective investors should consider the risks outlined in this Prospectus under “Risk factors” before making any investment decision in relation to the Notes.
Arranger
JPMorgan
12 October 2006

CONTENTS

Important notice	2

Documents incorporated by reference	5

Financial information differences statement	6

Supplementary Prospectus	6

Summary of the Program	7

Risk factors	12

Corporate profile	25

Terms and Conditions of the Notes	47

Taxation	89

Clearing and settlement	95

Summary of provisions relating to Euro Notes while in Global Form	100

Sale and subscription	105

Form of Final Terms	110

General information	125

Important notice
Prospectus
This Prospectus (excluding the documents described under the heading “Documents incorporated by reference for all other purposes” below) is a base prospectus for the purposes of Directive 2003/7I/EC (“Prospectus Directive”) and is provided for the purpose of giving information with regard to the Issuer and its subsidiaries (taken as a whole) and the Notes for a period of 12 months from the date of this Prospectus.
Responsibility
This Prospectus has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Prospectus (as defined below). To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of that information. References in this Prospectus to the “Prospectus”are to this document and any supplements or replacement of it, any other documents incorporated in it by reference (see “Documents incorporated by reference” below) and, in relation to any Series of Notes, the relevant Final Terms for that Series and this Prospectus should be read and construed accordingly.
The only role of the Arranger, the Fiscal Agent, the Australian Registrar and the New Zealand Registrar (each as defined in the “Summary of the Program”) in the preparation of this Prospectus has been to confirm to the Issuer that the information as to their identity described below and their respective descriptions under the heading “Summary of the Program” are accurate as at the date of this Prospectus. J.P. Morgan Securities Ltd. has given and not withdrawn its consent to be named in this Prospectus as the Arranger. The Fiscal Agent, the Australian Registrar and the New Zealand Registrar have given and not withdrawn their consent to be named in this Prospectus as the Fiscal Agent, the Australian Registrar and the New Zealand Registrar respectively. Apart from these matters, the Arranger and (when appointed) the Dealers (as defined in the “Summary of the Program”) make no representation or warranty, express or implied as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Prospectus. The Arranger has not caused or authorised the issue of this Prospectus.
The Issuer having made all reasonable enquiries, confirms that the Prospectus contains ail information with respect to the Issuer and its subsidiaries (taken as a whole) and the Notes that are material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Prospectus with regard to the Issuer are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer or its subsidiaries or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Prospectus misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and verify the accuracy of all such information and statements.
No independent verification
The Arranger has not independently verified the information contained in this Prospectus. Neither this Prospectus nor any other financial statement is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or (when appointed) the Dealers that any recipient of this Prospectus or any other financial statements should purchase any Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Prospectus and its purchase of Notes should be based upon such investigation as it considers necessary. Each potential investor should also have regard to the factors described under the section headed “Risk factors” below. The Arranger and (when appointed) the Dealers do not undertake to review the financial condition or affairs of the Issuer during the life of the Program nor to advise any investor or potential investor in the Notes of any information coming to the attention of the Arranger or (when appointed) the Dealers relating to the Issuer.

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Currency of information
Neither the delivery of this Prospectus nor any sale of Notes made in connection with this Prospectus at any time implies or should be relied upon as a representation or warranty that the information contained in this Prospectus concerning the Issuer and its subsidiaries is correct at any time subsequent to the date of the Prospectus or that any other information supplied in connection with the Program is correct as of any time subsequent to the date indicated.
Without limiting this general statement, the Issuer has given an undertaking to the Arranger and (when appointed) the Dealers to prepare a supplementary prospectus in certain circumstances as detailed in the section headed “Supplementary Prospectus” below.
No authorisation
No person has been authorised to give any information or make any representations not contained in this Prospectus in connection with the Issuer, its subsidiaries, the Program or the issue or sale of the Notes and, if given or made, that information or representation must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or (when appointed) the Dealers.
Distribution
The distribution of this Prospectus and any Final Terms and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction where action for that purpose is required, or pursuant to an exemption available in that jurisdiction, nor do they assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers (except as provided in the next sentence) which would permit a public offering of any Notes or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that comply with any applicable laws and regulations. Persons into whose possession this Prospectus or any Notes come must inform themselves about, and observe, all applicable restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus see “Sale and Subscription” below.
No registration
The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended) (“Securities Act”) and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).
No offer
This Prospectus does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, its subsidiaries, the Arranger or (when appointed) the Dealers to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.
Supplementary Prospectus
The Issuer may agree with the Arranger and (when appointed) the Dealers that the Notes may be issued in a form not contemplated by this Prospectus, in which event a supplementary prospectus, if appropriate, will be made available describing the effect of the agreement reached in relation to those Notes.
Stabilisation
In connection with the issue of any Tranche (as defined in “Summary of the Program”), any Dealer or Dealers named as the Stabilising Manager(s) (or persons acting on behalf of the Stabilising Managers)) in the Final Terms for that Tranche may, outside Australia and on a market operated outside Australia, over-allot Notes

3

(provided, where the Notes are to be admitted to trading on the Market, the aggregate principal amount of the Notes allotted does not exceed 105% of the aggregate amount of that Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manage(s) (or persons acting on behalf of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.
References to currencies
In this Prospectus references to “U.S.$” and “U.S. Dollars” are to the lawful currency of the United States of America, references to “A$” and “Australian Dollars” are to the lawful currency of the Commonwealth of Australia, references to “N.Z.$” and “New Zealand dollars” are to the lawful currency of New Zealand, references to “£” and “Sterling” are to the lawful currency of the United Kingdom, references to “€” and “euro” are to the single currency of those member states of the European Union participating in the Third Stage of European Economic and Monetary Union from time to time and references to “C$”, and “Canadian dollars” are to the lawful currency of Canada.
Legislation under which Issuer formed
Telstra is a company limited by shares, incorporated and operating under the Corporations Act 2001 of the Commonwealth of Australia (“Corporations Act”).

4

Documents incorporated by reference
Documents incorporated by reference for Prospectus Directive purposes
This Prospectus should be read and construed in conjunction with the following documents which are incorporated into this Prospectus by reference, each of which has been previously published (or is published simultaneously with this Prospectus), and which has been approved by the Financial Services Authority or filed with it:
(a)	the audited accounts and consolidated accounts (each as defined in the Corporations Act) for the financial year ended 30 June 2006. This financial information has not been prepared in accordance with the international accounting standards adopted pursuant to the procedure of Article 3 of Regulation (EC) No 1606/2002 (“EU IAS”).; and

(b)	the audited and consolidated accounts for the financial year ended 30 June 2005. This financial Information has not been prepared in accordance with EU IAS.
Any document incorporated by reference into the documents described at (a) and (b) above does not form part of this Prospectus.
Documents incorporated by reference for all other purposes
All announcements provided to the Australian Stock Exchange Limited under Telstra’s continuous disclosure obligations required under the Corporations Act are incorporated by reference into this Prospectus for all purposes not regulated by the Prospectus Directive. The Issuer confirms that this information (unless expressly incorporated above under the heading “Documents incorporated by reference for Prospectus Directive purposes”) does not need to be included to satisfy the requirements of the UK Listing Authority and does not form part of this Prospectus for the purposes of the Prospectus Directive.
Provision of documents incorporated by reference
A copy of this Prospectus may be downloaded from the following website:
www.telstra.com.au/abouttelstra/investor/treasury/foreign documentation.cfm.
Documents incorporated by reference may be downloaded from the following websites:
www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
www.telstra.com.au/abouttelstra/investor/asx_announcements.cfm

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Financial information differences statement
As required by the Corporations Act, the Issuer’s financial statements for the financial years ended 30 June 2005 and 30 June 2006 have been prepared under the Australian equivalent of the International Accounting Standards Board’s International Financial Reporting Standards (“lASB’s IFRS”) (“A-IFRS”). There would be no significant differences if the Issuer’s financial statements were prepared under lASB’s IFRS as it is applied in the European Union rather than A-IFRS.
Supplementary Prospectus
In the event of any significant new factor or material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Notes, the Issuer will prepare a supplement to this Prospectus or publish a new prospectus in accordance with the Prospectus Directive for use in connection with any subsequent issue of Notes.

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Summary of the Program
This summary must be read as an introduction to this Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole. No civil liability attaches to the Issuer in any Member State of the European Economic Area which has implemented the Prospectus Directive (“EEA State”) solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.
Words and expressions defined in the “Terms and Conditions of the Notes” below or elsewhere in this Prospectus have the same meanings in this summary.

Issuer:	Telstra Corporation Limited (ABN 33 051 775 556) (a corporation constituted with limited liability under the laws of the Commonwealth of Australia).

Risk factors:	There are certain factors that may affect the Issuer’s ability to fulfil its obligations under the Notes issued under the Program. These are set out under “Risk factors” below.

Description:	Debt Issuance Program allowing for the issuance of medium term notes and other debt instruments in any jurisdiction except the United States (subject to applicable legal and regulatory restrictions) as specified in the relevant Final Terms.

Program size:	There is no limit on the amount of Notes that may be issued under the Program.

Arranger:	J.P. Morgan Securities Ltd.

Dealers:	There is currently no permanent Dealer panel under the Program. The Issuer may from time to time appoint Dealers either in respect of a particular Tranche or in respect of the Program. The Issuer may also terminate the appointment of any Dealer under the Program by giving at least 30 days’ notice. References in this Prospectus to “Dealers” are to all persons that are appointed as dealers in respect of the Program generally (and whose appointment has not been terminated) and to all persons appointed as a dealer in respect of a Tranche.

Fiscal Agent:	Deutsche Bank AG, London Branch.

Paying Agent (Europe):	Deutsche Bank Luxembourg S.A..

Australian Registrar:	Austraclear Services Limited (ABN 28 003 284 419).

New Zealand Registrar:	Computershare Investor Services Limited.

Method of issue:	The Notes may be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a “Series”) having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a “Tranche”) on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and

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principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in the Final Terms.

Issue price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:	The form of particular Notes will be determined by the Issuer and relevant Dealer(s) prior to their issue.

The Notes may be issued in bearer form (“Bearer Notes”) governed by the laws of England. Each Tranche of Bearer Notes will be represented on issue by a temporary global note which may, in certain circumstances be exchangeable into definitive notes or a permanent global note which, in turn, may be exchangeable into definitive notes in certain limited circumstances. Global Notes may be deposited on the issue date with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).

Notes issued in the Australian domestic market (“Australian Domestic Notes”) and the New Zealand domestic market (“New Zealand Domestic Notes”) will be issued in uncertificated registered form only and under the laws of the Australian Capital Territory, Australia and New Zealand respectively. On their issue date they will be lodged in the Australian securities clearing and settlement system operated by Austraclear Limited (“Austraclear System”) and the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand (“Austraclear New Zealand System”) respectively.

Notes issued in the Canadian domestic market (“Canadian Domestic Notes”) will be issued in certificated registered form only and under the laws of England. Each Tranche of Canadian Domestic Notes will be represented on issue by a certificate or certificates, one certificate being issued in respect of each holder’s entire holding of Canadian Domestic Notes of one Series. Canadian Domestic Notes which are held in a Clearing System will be registered in the name of a nominee of each Clearing System (or a common nominee) and the relative certificate(s) (a Registered Global Note) will be deposited on the issue date with the appropriate depository for a Clearing System or as the case may be, a common depositary agreed by the Issuer and the relevant Dealers).

Deed of Covenant:	Holders of Bearer Notes and Canadian Domestic Notes will have the benefit of a deed of covenant dated 12 October 2006 executed by the Issuer.

Australian Note Deed Poll:	Holders of Australian Domestic Notes have the benefit of an Australian Note Deed Poll dated 12 October 2006.

New Zealand Note Deed Poll:	Holders of New Zealand Domestic Notes will have the benefit of a New Zealand Note Deed Poll dated 12 October 2006.

Status:	Notes will be issued on an unsubordinated basis only. The Notes are direct, unsubordinated and (subject to the Negative Pledge provision) unsecured obligations of the Issuer and rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law. The Issuer’s obligations under the Notes are not guaranteed by the Commonwealth of Australia.

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Ratings:	The Program is rated and Notes issued under the Program may be rated by a recognised rating agency as specified in the Final Terms for that Tranche.

A rating is not a recommendation to buy, sell or continue to hold securities. A rating may also be suspended, withdrawn or change at any time by the rating agency giving the rating, and this may affect the value of the Notes.

Currencies:	Subject to any applicable legal or regulatory requirements, Notes may be issued in any currency or currencies, including, without limitation, Australian dollars, Canadian dollars, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Singapore dollars, Sterling, United States dollars or any other freely transferable and freely convertible currency. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the applicable Final Terms. Issues of Notes denominated in Sterling must comply with applicable laws and regulations. See “General Information” below.

Negative pledge:	The Notes will contain a negative pledge provision as described in Condition 6 (“Negative pledge”).

Cross default:	The Notes will contain a cross default provision as described in Condition 24.1(c) (“Event of Default”).

Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer(s) as indicated in the applicable Final Terms, subject to such minimum and maximum maturities as may be allowed or required from time to time by relevant laws, regulations and directives.

Where Notes have a maturity of less than one year and either (a) the issue proceeds are received by the Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the Issuer in the United Kingdom, such Notes must: (i) have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be issued only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses; or (ii) be issued in other circumstances which do not constitute a contravention of section 19 of the FSMA by the Issuer.

Denomination:	Notes may be denominated in the amounts agreed by the Issuer and the relevant Dealer in compliance with all relevant laws and specified in the relevant Final Terms, provided that the minimum denomination for Notes admitted to trading on an exchange in the European Economic Area (“EEA”) or offered to the public in an EEA State in circumstances which require the publication of a prospectus under the Prospectus Directive will be €50,000 (or its equivalent in other currencies). The equivalent denomination for Notes denominated in an EEA currency other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

Notwithstanding such minimum denomination, for so long as the relevant Notes are represented by a Global Note and the relevant clearing system(s) so permit, interests in Global Notes will be tradeable in multiples of €50,000 and integral multiples of the Tradeable Amount (as specified in the Final Terms) in addition thereto (or, if the relevant Notes

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are denominated in a currency other than euro, the equivalent minimum amount in such currency at the time of issue of such Notes and integral multiples in addition thereto as specified in the Final Terms).

Fixed Rate Notes:	Fixed interest will be payable in arrears on the date or dates in each year specified in the relevant Final Terms.

Floating Rate Notes:	Floating Rate Notes will bear interest determined separately for each Series as follows:

(i)  on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an ISDA Master Agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of Notes of the relevant Series; or

(ii) by reference to LIBOR, LIBID, LIMEAN, EURIBOR, BBSW or BKBM (or such other benchmark as may be specified in the relevant Final Terms) as adjusted for any applicable margin.

Interest periods will be specified in the relevant Final Terms. The margin (if any) relating to a floating rate will be agreed between the Issuer and the relevant Dealer(s) for each Series of Floating Rate Notes.

Zero Coupon Notes:	Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in the currencies, and based on the rates of exchange specified in the relevant Final Terms.

Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to the index and/or formula specified in the relevant Final Terms.

Interest Periods and Interest Rates:	The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.

Redemption:	The relevant Final Terms will specify the basis for calculating the redemption amounts payable.

Redemption by instalments:	The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Optional redemption:	The Final Terms issued hi respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.

Tax redemption:	Except as provided in “Optional redemption” above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 16.2 (“Early redemption for taxation reasons”).

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Withholding tax:	All payments in respect of the Notes will be made free and clear of withholding taxes imposed in the Commonwealth of Australia, unless required by law. In that event, the Issuer will (subject to certain exceptions) pay such additional amounts as will result in the holders of Notes receiving such amount as they would have otherwise received had no withholding or deduction been required. See Condition 22 (“Taxation”).

All payments in respect of New Zealand Domestic Notes will be made in full free and clear of withholding taxes imposed in New Zealand unless required by law.

Record Date:	In the case of Australian Domestic Notes, New Zealand Domestic Notes and Canadian Domestic Notes, the date for determining the person to whom a payment of interest shall be made is the close of business on:

(a) in the case of Australian Domestic Notes, the eighth calendar day before the due date for payment;

(b) in the case of New Zealand Domestic Notes, the tenth calendar day before the due date for payment; and

(c) in the case of Canadian Domestic Notes, the fifteenth calendar day before the due date for payment.

Governing law:	The Euro Notes, the Canadian Domestic Notes and the Deed of Covenant will be governed by the laws of England. Australian Domestic Notes and the Australian Note Deed Poll will be governed by the laws of the Australian Capital Territory, Australia. New Zealand Domestic Notes and the New Zealand Note Deed Poll will be governed by the laws of New Zealand.

Listing and admission to trading:	The Issuer has made an application for Notes issued under the Program to be admitted on the Official List and to be admitted to trading on the Market. The Issuer may also make an application to list Notes issued under the Program on any other stock exchange, including the Australian Stock Exchange. As specified in the relevant Final Terms, a Series of Notes may be unlisted.

Selling restrictions:	Each Dealer agrees to comply with all relevant laws, regulations and directives in each jurisdiction it purchases, offers, sells, distributes or delivers Notes. See the section headed “Sale and Subscription” below for specific selling restrictions for the United States of America, the European Economic Area, United Kingdom, Japan, Switzerland, New Zealand, Singapore, The Netherlands, Canada and the Commonwealth of Australia.

US selling restrictions	Regulation S, TEFRA D unless otherwise specified in the Final Terms.

Use of proceeds:	The net proceeds of each issue of Notes under the Program will be used by the Issuer for its general corporate purposes.

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Risk factors
Potential investors should consider the risks set out in this section entitled “Risk factors “ together with the other information contained in this Prospectus. Each investor should also conduct its own research and consider its investment position prior to purchasing any Notes.
This section contains a description of what the Issuer considers to be the principal risk factors that are material to the Notes. They are not the only risks which the Issuer faces, they are only those which the Issuer considers to be material. It is possible that the Issuer is not aware of something that may present a risk or that a risk that it does not consider material is or becomes material. The Issuer accepts no liability for any loss suffered in relation to a risk not contained in this section.
These risk factors may not occur and the Issuer is not in a position to express any view on the likelihood of any one of these risks materialising. However, if any of these risks (or any other event not described below) were to occur, it is possible it could result in an investor losing the value of its entire investment or part or it.
References to we, us and Telstra are references to the Issuer in this “Risk factors “ section. Other terms used in this “Risk factors” section which are not specifically defined can be found in the Glossary at the end of the “Corporate profile” section.
Risk factors associated with the Issuer and the Group’s business
The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect our business, profits, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Prospectus and the cautionary statement regarding forward-looking statements in this Prospectus.
We operate in a highly regulated environment that negatively affects our business and profitability. In particular, we believe that regulation limits our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets. We are required to give our competitors access to certain services and infrastructure in which we have invested significant shareholder funds, even though the competitors could have invested in developing their own capabilities but chose not to do so.
Telstra believes that regulation is the most significant ongoing risk to the company. There can be no assurances as to future policies, ministerial decisions or regulatory outcomes. These may be significantly adverse to our shareholders.
We are focused on building competitive advantage. This may however be undermined by adverse policies, decisions or regulatory outcomes.
We believe the current regulatory regime is value destroying. Regulatory reform is an issue with which management is seriously engaged and although recent history does not give us any indication that regulatory risks will be reduced, we are committed to seek regulatory reform on behalf of our shareholders.
We face substantial regulatory risks that we believe have, and will continue to have, substantial adverse effects on our operations and financial performance. The key risks include:
•	Access pricing: The ACCC requires us to provide certain services to our competitors using our networks at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree a price. Many cases we believe that the ACCC proposes prices that are below our efficient cost of supply. The ACCC is yet to issue its final ruling on the prices it will allow us to charge for various wholesale services including unconditioned local loop service (“ULLS”) and spectrum sharing service (“SSS”). We believe that these are extremely important matters for the financial performance of our business. The ACCC has recently issued several interim determinations in ULLS arbitrations to which we are a party, reducing the price from A$22 to A$17.70 per line per month in band 2 (metropolitan areas, where the greatest number of ULLS services will be provided). We are required by law to average our prices for a basic line rental service for all retail customers across Australia, but the ACCC will not follow the same principle for wholesale customers, instead setting prices which differentiate between metropolitan and non-metropolitan areas (de-averaged prices), well below our estimates of the efficient costs. This will enable our competitors to target customers in higher

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density areas where access prices are low, leaving us to provide services to some customers in high cost, low density areas at the same retail price as in metropolitan areas. The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns, including dividends. In addition, the ACCC recently issued two draft interim decisions in SSS arbitrations significantly reducing the monthly charge to A$3.20. We believe such a price would lead to accelerated growth in SSS enabling our competitors to provide broadband and VoIP services with greater growth opportunities while we are restricted to supplying basic access services. In addition, we believe such reduced access prices would be likely to lead to a reduction in our retail prices.

•	Mandated access to Telstra networks: A key part of our transformation strategy involves deploying next-generation networks, including our recently launched NEXT G™ wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to the network should be required. We believe such compulsory competitor access would not be appropriate because of the wide availability of competing wireless networks. Were such access to be required this would deprive our shareholders of the benefits of the unique coverage of our network and we believe this would materially adversely affect our investment returns, earnings and shareholder returns, including dividends. This may undermine our commercial incentives to continue to invest in the NEXT G™ wireless network, for example, to increase data speeds.

•	Conduct regulation: On 12 April 2006, the ACCC claimed that we engaged in anti-competitive conduct when we raised our wholesale basic access prices to allow greater recovery of our estimated costs of providing the service without a similar increase in retail prices, in breach of the Trade Practices Act. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd, a subsidiary of one of our principal competitors, has issued proceedings in the Federal Court in the same manner seeking damages and an injunction. We will vigorously defend these proceedings and any enforcement proceedings that may be brought by the ACCC, on the basis that we have not acted anti-competitively and that we believe we should be allowed to move our prices closer to our costs. The ACCC may in the future regard other of our conduct to be a breach of the Act. For example, a refusal by us to supply services to our competitors for what we believe to be normal commercial reasons may in the ACCC’s view, be a breach of the Act. We believe that should the ACCC allege that we have engaged in anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have us modify what we believe to be normal commercial behaviour. We will defend our right to act in what we believes to be a normal commercial manner.

•	Wide ministerial and regulatory discretion: The Communications Minister has broad and largely discretionary powers to impose and vary licence conditions and other obligations on us. For example, the requirement to operate separate retail, wholesale and network business units (“operational separation”) place a burden on us with numerous restrictions imposed on the way we run our business. However, the real risk with operational separation lies in the power of the Communications Minister to determine the way we conduct our business by directing us to vary our operational separation plan, subject only to the aims and objectives of the legislation which are very broad. In addition, we are subject to retail price controls — for example, we are not allowed to charge for directory assistance (even to customers of our competitors), but there is no such restriction on our competitors charging for these services. Also, we are obliged to make certain uneconomic services available in rural and remote areas, without receiving what in our opinion is a fair contribution to our costs from our competitors. Further, the ACCC has broad discretionary powers and is not subject to ministerial oversight or direction.
Because of these regulatory factors, there is a risk that we are, and could be, exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities and assets. This may make it prudent on some occasions for us to cease, or choose not to engage in, business activities in which we might otherwise engage; or avoid, defer or abandon certain capital projects as was the case with our fibre to the node (FTTN) project, where we chose not to build this network because in our view the access price likely to be set by the ACCC would not enable us to earn a competitive return for our shareholders. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets, and could benefit our competitors. This may in turn adversely affect our financial performance.

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We may not succeed in implementing our transformation strategy. Even if successfully implemented, our transformation strategy may not achieve the expected benefits, or may not be achieved within the intended time frame.
We have invested substantial capital and other resources in the development, streamlining and modernisation of our networks and systems and have embarked upon a substantial transformation of the company. Our transformation strategy involves a complex and fundamental change to our business, operations, networks and systems, and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been achieved by any other telecommunications company around the world. There is a significant risk that we may not be successful in the implementation of our transformation strategy. In particular, there are substantial risks that:
•	our next-generation technologies and network, including our recently launched NEXT G™ wireless network, and IT support systems and processes will not function as anticipated;

•	key vendors on which we are dependent may not perform as expected;

•	customer take-up of and planned large-scale migration to our new products and services are significantly less than planned;

•	extended delays and other execution problems in implementing our transformation strategy may develop;

•	competitors may in time offer similar services and capabilities; and

•	our actual capital and operating costs turn out to be substantially greater than those budgeted.
The occurrence of any or all of these risks may have a material adverse impact on our competitiveness, earnings and shareholder returns, including dividends.
Our next-generation technologies and network and IT support systems may not function as planned and the timetable for implementation is aggressive.
Our next-generation technologies span across our fixed line and wireless networks, including our switching and transmission systems, as well as all our network and IT support systems and processes. We face significant risks that the technology may not be installed in a satisfactory manner, on time or within budget, and that the technology may not perform as expected and represented by our key vendors. The risks of non-performance include those relating to speed of transmission, quality of service, costs to deploy and operate the new networks and systems, the ability to create and effectively implement new product and service offerings and the capability to integrate applications and create seamless interfaces with front office order-entry systems and back office billing and customer support systems. As more customers are migrated to our next-generation networks and systems, some of these operational risks will increase. Any substantial delays in completing the new IT systems, or the customer migration, will lead to an extended period where we face the additional cost of operating old and new systems in parallel and delay the benefits from decommissioning the old systems.
One of the most complex and highest risk elements of our transformation strategy is the rationalisation of our network platforms and IT systems, including our operational support systems and business support systems. Our plan to cap or exit 65% of our network platforms and reduce the number of our IT systems by at least 80% by 2010 is in its early stages and we have not yet delivered the initial release. If we are unable to simplify and rationalise our networks and systems or if we are substantially delayed in achieving this objective, we may not be able to achieve the full benefits of our transformation strategy.
Our transformation strategy also depends upon the installation of new and untested support systems that we expect will allow us to price and sell services efficiently and bill and care for the customers who purchase them. The systems we are deploying are largely untested in the applications and the environments we intend for them. There is therefore substantial risk that our planned system installation and the migration of our customers to the new systems may not be successful or that we may not be able to integrate the systems supporting the multiple technologies and services we plan to operate. In addition, the migration of our CDMA customers to our NEXT G™ wireless network may be more costly or take longer than anticipated, leading to unanticipated costs in Operating the CDMA network for longer than expected.

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We are dependent on key vendors which may not perform as expected.
We are dependent on key vendors for the implementation of our transformation strategy, such as Accenture, Alcatel, Cisco, Ericsson, Siebel, Kenan Systems and IBM.
Our dependence on key vendors for the implementation of our next-generation technologies creates a number of risks, including risks that key vendors may not deliver or perform as promised or may fail, and the products we have chosen may be discontinued or become unsupported. Also, our ability to use other vendors, obtain contractual recourse or secure intellectual property rights should one of our chosen vendors fail to deliver or perform as promised may be limited.
Customer acceptance and take up of our new product and service offerings and our planned large-scale customer migration to new platforms, including in relation to our recently launched NEXT G™ wireless network, may be significantly less than planned.
The success of our transformation strategy depends upon the large scale customer take-up of newly-created products and services enabled by our next-generation network capabilities, including in relation to our recently launched NEXT G™ wireless network. No other major international telecommunications company has proven the commercial viability of creating and marketing the next-generation products and services we are planning to roll out There is a substantial risk that we will not be able to create and develop appropriate or commercially attractive products and services that take advantage of these new network capabilities and meet market demand or that we will not develop appropriately tailored bundles of products and services compared to our competitors. Even if we do, there is a risk that customers will not purchase them in sufficient quantities or at high enough prices to recoup our investment.
The take-up of new next-generation products and services also depends on our ability to successfully migrate our substantial customer base to our new network platforms. There is a risk that we may be unable to migrate our customers to our new networks and systems successfully and that we experience excessive Churn of customers to other providers during the migration process. We may also be unable to suppress continuing demand for development of existing or legacy IT systems. The occurrence of any of these risks could also complicate the build and integration of new systems and hamper the application of sufficient resources to build and integrate the new systems and cause us to have to operate old and new systems for an extended period.
We may face extended delays and other execution problems in implementing our transformation strategy.
Our transformation strategy calls for more deployments of more network technologies and IT support systems than we have ever attempted or that any major telecommunications company worldwide has successfully accomplished. The risks of executing all aspects of these deployments and the integration process on time and on budget, with high quality results, are significant. The risks associated with any one such deployment increase significantly as multiple deployments are being pursued simultaneously, each dependent in some measure upon the others being performed. In addition, our transformation is being executed in a relatively short period by a company that has not experienced a transformation process on this scale or of this magnitude. There is substantial risk that our installation of these systems and the conversion of our embedded base of customers to them will take longer, be more expensive and cause more disruption than we anticipated, leading to lower sales, higher costs and widespread customer dissatisfaction. The risks associated with the execution of our transformation strategy also include the lack of suitable personnel and resources to implement our transformation, an inability of new IT systems and processes to deliver productivity gains and targeted workforce reductions and the potential for industrial disputes, each of which could significantly delay the transformation or limit its effectiveness.
Competitors may in time offer similar services and capabilities.
We expect our competitors to continue to adapt their product offerings and technical capabilities. As a result, there is a risk that our ability to differentiate ourselves from our competitors on the basis of our planned next-generation technologies, network and IT support systems may be reduced, affecting our revenues, margins and profits. In addition, the relative advantages expected of our NEXT G™ wireless network’s geographic and in-building coverage and speed may be offset by competitors offering similar services and capabilities.

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Our actual capital and operating costs may turn out to be substantially greater than budgeted.
Our transformation strategy is very costly and has resulted in significant declines in our net income and our cash flow available for reinvestment or the payment of dividends. The foregoing risks could cause additional costs and expenses, delays in the availability of new technology and new products and services, fewer than expected customers buying fewer new products at lower than expected prices, and asset write-downs. These risks could lead to us not generating profits or cash flow to the levels prevailing when the transformation began and could also result in a significant reduction in earnings and shareholder returns, including dividends. In addition, while our transformation strategy is designed to respond to current market changes through the modernisation of our networks and systems, future technology and market changes may create the need for other network and systems changes and therefore require us to spend more than currently budgeted.
The success of our transformation strategy is highly dependent on key personnel at Telstra and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy.
Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise. The transformation strategy that Telstra is now pursuing is a mammoth enterprise formulated by this senior management team. Given the breadth of the strategy and the significant undertakings associated with it, a loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on Telstra’s ability to achieve some or all of the objectives of the transformation strategy and consequently the Telstra’s earnings and shareholder returns.
Also, there is a risk that if the CEO were to leave Telstra one or more of the overseas executives he has recruited may also leave.
The success of our transformation strategy is highly dependent on our key personnel and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy.
Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise. The transformation strategy that we are now pursuing is an enormous enterprise formulated by our current senior management team. Given the breadth of the strategy and the significant undertakings associated with it, the loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on our ability to achieve some or all of the objectives of the transformation strategy and consequently our earnings and shareholder returns, including dividends. There is also a risk that if the CEO were to leave us one or more of the overseas executives he has recruited may also leave.
We could experience difficulty in retaining and attracting skilled and experienced people.
As technology evolves we will need to attract, retain and train our workforce. The relevant skills are in short supply worldwide. There is a risk that an inability to attract and retain skilled and experienced people and hence to embrace new technology and retain our corporate knowledge could impact our ability to remain competitive.
If we are not successful in addressing the decline in revenues from our traditional high-margin fixed line (PSTN) products and services and in increasing the revenues and profitability of our emerging products and services, our overall profitability will decline.
Our PSTN revenues declined by 6.7% in fiscal 2006. This decline will continue and may accelerate. The decline has been caused by increasing competition, substantial regulatory impacts and the continued growth and development of technologies that offer increasingly viable alternatives to our PSTN services. This trend is present across telecommunications markets globally, and it is expected to continue. PSTN revenues comprise a significant portion of our revenues and provide high margins and strong cash flows that enable us to invest in and develop our business. If we are unable to arrest or slow the rate of decline in our PSTN revenues or grow alternative revenue sources, manage costs and minimise margin erosion in newer lower-margin products and services, such as mobiles, Internet, IP solutions, advertising and directory services and pay TV bundling, our earnings and shareholder returns, including dividends, could be materially adversely affected.

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Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks.
Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services. We are responding to current market changes through the modernisation of our networks and systems, including the deployment of our new nationwide NEXT G™ wireless network, but future technology and market changes may create the need for other network and systems changes at considerable cost for Telstra.
To address the continuing changes in converging telecommunications, data, internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may drive down market prices. This could give these competitors an advantage if we are unable to promptly and efficiently provide equivalent services.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services.
The Australian telecommunications market has become increasingly competitive since the Commonwealth introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets particularly as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services.
There is also a risk that non-traditional competitors with greater access to content, substantial resources and/or alternative delivery platforms, such as Internet search engine and Internet trading companies, VoIP and media companies, may enter and compete effectively in our telecommunications markets.
We expect vigorous price and facilities or network-based competition to continue or accelerate. We also expect that our competitors will continue to market aggressively to our high value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
The Commonwealth has announced Connect Australia, a A$1.1 billion package to subsidise the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas in Australia. In addition, nine of our competitors have outlined for consideration a model to build a jointly owned FTTN network to deliver broadband services to a large number of customers. Connect Australia is likely to increase facilities and network-based competition in these areas.
Our ability to pursue our strategy with some joint investments may be limited.
Some of our domestic and international activities are conducted through subsidiaries, joint venture entities and other equity investments. These include our interests in FOXTEL, REACH, our 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL and SouFun. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to capital invested and the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. Any dispute or disagreement from time to time with our partners may negatively affect our ability to pursue our business strategies.
In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.

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All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities or business objectives and the markets in which they operate.
Network and system failures could damage our reputation and earnings.
Our technical infrastructure is vulnerable to damage or interruption from a range of factors including floods, wind storms, fires, power loss, telecommunication failures, cable cuts and/or intentional wrongdoing. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a national disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
There is a risk that our major customers’ capacity requirements are in excess of our ability to supply, resulting in lost revenue, customers moving to competitors and possibly claims by customers against us.
Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by our transformation and the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced earnings.
Future sales of a substantial portion of our shares by the Future Fund could depress the market price for our shares and other equity interests.
The Commonwealth has indicated it will transfer its Telstra shares not sold in the Global Offering to the Future Fund, a Commonwealth investment fund. Following the Global Offering, the Future Fund will have a substantial shareholding in Telstra. The shares held by the Future Fund will be subject to an escrow or lock-up period of two years (with certain exceptions). After the escrow period, the Future Fund will be free to sell down its shareholding over the medium-term to a level consistent with its investment strategy (at least below 20% of our issued share capital). Future disposals by the Future Fund of our shares or the perception that such disposals may occur could reduce our share price, and adversity affect the timing and effectiveness of our capital raisings which could have an adverse impact on our cost of capital.
The Finance Minister may issue directions in relation to any Telstra shares held by the Future Fund, including specifying how disposals, voting and other rights relating to the shares are to be exercised. While the current Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the sell-down), a future Government might take a different approach, using its direction power to require the disposal or voting of the Telstra shares held by the Future Fund to pursue Government objectives. There is also the risk that the interests of the Future Fund and/or the Commonwealth may not be aligned with the interests of other shareholders and the Future Fund could take actions that we may not regard as being in the best interests of us or our shareholders.
There are significant differences between the Commonwealth and the Telstra Board with respect to the nomination for election as a director of Mr Geoffrey Cousins.
Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Global Offering, at which time the Commonwealth will still own approximately 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.
Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board.

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The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and if elected would be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund. The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it has given Telstra ample time to consider his nomination, having regard to his extensive experience.
The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins.
To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any Interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgment and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However, it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.
However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
Actual or perceived health risks relating to the emission of electromagnetic energy (“EME”) by mobile handsets and transmission equipment could lead to decreased mobile communications usage.
While certain reports have suggested that EME emissions from mobile handsets and transmission equipment may have adverse health consequences, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards. Nonetheless, any widespread perception of EME risks may lead to decreased mobile communication usage, which would decrease our wireless business.
The price at which Telstra instalment receipts trade may be higher or lower than the price you pay for them.
Numerous factors, many of which are beyond our control, will affect the price of the instalment receipts and the underlying shares, including overall economic conditions, changes in government policies, movement in interest rates and stock markets and general operational and business risks relating to Teistra, including investor perception of the success of the transformation strategy. The price at which instalment receipts trade may be higher or lower than the amount of the first instalment. In addition, when the underlying shares begin to trade on the ASX and NZSX (after the final instalment is due), they may trade below the total price paid. Further, the partial payment characteristics of instalment receipts may make percentage price movements in them, other things being equal, greater than percentage price movements in fully paid shares. The Commonwealth, Telstra and the Joint Global Coordinators for the Global Offering cannot assure you that the public trading market price of the instalment receipts will not decline below the price you pay for them in or after the Global Offering.

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There may not be an active trading market for the instalment receipts.
Prior to the Global Offering, there has been no public market for the instalment receipts. Application has been made to have the instalment receipts and underlying shares quoted on the ASX and the NZSX. These securities will not be quoted on the NYSE. There is a risk that an active trading market in the instalment receipts may not develop or be sustained after completion of the Global Offering. In addition, holders have the option to prepay these securities before the final instalment is due. If a substantial number of these holders decide to prepay the final instalment, there is a risk that the liquidity of the trading market of instalment receipts may be adversely affected. Instalment receipts may trade at a price reflecting a premium or discount to the price of fully paid Telstra shares.
There may be a lower level of dividends.
The Board’s current intention is to declare dividends totalling A$0.28 per share fully franked for fiscal 2007, subject to continued success in implementing our transformation strategy and no further material adverse regulatory outcomes during the course of the year. There is a risk that if we are unsuccessful in implementing our transformation strategy or there are further material adverse regulatory outcomes, the amount of dividends in any year may be reduced or not fully franked, which would negatively affect yield.
There are limits on foreign ownership of our shares.
The Telstra Corporation Act 1991 imposes limitations on the ownership of shares by “foreign persons”. Foreign persons and their “associates” may not in total have interests in more than 35% of our shares not held by the Commonwealth, and no single foreign person and its associates may have an interest in more than 5% of our shares not held by the Commonwealth. If either of these limitations is exceeded, the person who acquired shares or instalment receipts which resulted in the limits being exceeded may be subject to fines.
Under the trust deed and our constitution, we and the trustee have the power to compel the sale of the shares or instalment receipts held by foreign persons or their associates that exceed these limits. We or the Commonwealth may also seek relief from the courts, which could include:
•	directing the disposal of shares or instalment receipts;

•	restraining the exercise of any rights attaching to shares or instalment receipts; and

•	prohibiting or deferring receipt of sums payable on shares or instalment receipts.
We intend to deregister from SEC reporting and delist our ADRs from the New York Stock Exchange as soon as feasible following adoption of new SEC regulations on deregistration.
In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If these rules are adopted, we intend to deregister from SEC ongoing reporting obligations and to delist our ADRs from the New York Stock Exchange at the earliest opportunity, which may be accomplished by the end of the 2006 calendar year. Following the deregistration and delisting, we will no longer prepare annual reports on Form 20-F and instead will only be required to comply with the Australian reporting obligations. Investors should note that such disclosure obligations differ in certain material respects from our SEC ongoing reporting obligations. In addition, the public trading market for our ADRs on the NYSE would no longer exist.
Other risks
We also face other risks with respect to economic exposure to movements in market risks and the environment. In addition, the government of the Australian Capital Territory is seeking to charge rates on our infrastructure, which could lead to an additional cost burden on us if this practise were to spread.
Cautionary statement regarding “forward-looking statements”
Some of the information contained in this Prospectus may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar

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words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this Prospectus are set forth above under the caption “RISK FACTORS” and elsewhere in this Prospectus. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.
Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Program
Risk factors associated with the Notes
This prospectus does not constitute a recommendation to make an investment in Notes issued under the Program (“Notes Investment”) nor is it a complete description of the risks or benefits of a Notes Investment. As such, any person making a Notes Investment must familiarise itself with the potential risks of a Notes Investment. This analysis must be completed with requisite skill, advice and in light of the investor’s needs. Importantly:
(a)	it is the responsibility of the investor to ensue it is properly informed and has made an appropriate assessment of whether it should make a Notes Investment;

(b)	a Tranche or Series of Notes issued under this Program may have different risks to earlier or later Tranches or Series issued under the Program. The success or failure of any one Note Investment is not indicative of the success or otherwise of any other Note Investment. For example, certain Notes may be linked to variable factors outside the Issuer’s or investor’s control (such as Index Linked Notes) or may contain more complicated or less favourable terms. Risks associated with different types of Notes are discussed further below; and

(c)	this Prospectus has been prepared to meet the requirements of the Prospectus Directive for an issue of Notes with a minimum denomination of €50,000 and consequently has a lower level of disclosure than a prospectus prepared for an issue of securities with a denomination of less than €50,000.
Notes are unsecured
All Notes issued under the Program are unsecured. Because of this, no recourse can be had to any third party to recover amounts that are not recoverable from the Issuer. In addition, under Australian insolvency law certain claims are given mandatory preference to the claims of unsecured creditors by operation of law. In making a Notes Investment, the investor is therefore relying on the ability of the Issuer to repay and pay (as relevant) the redemption price for the Notes and the coupon due under the Notes at the time it is due. This may be prior to the designated maturity of the Notes and in any event there is no obligation on the Issuer to make provision or contingencies for these payments, whether they become due prematurely or at the time specified under the Notes.
Notes may be subject to price stabilisation
Notes may be subject to price stabilisation activities by the Stabilisation Manager(s) as detailed above under the heading “Important notice — Stabilisation” above. There is no guarantee that price stabilisation activities will occur, or that if they do, that they will be successful.
Changes during the term of the Note
It is possible that changes may occur during the term of a Note that may affect the value of the Notes or the return an investor will receive from the Notes. These changes may also affect the ability to transfer the Note on the secondary market. By way of example, these changes include:
(a)	(change in Issuer’s condition): a change in the financial condition or rating of the Issuer or a change to the Issuer’s legal status, control or tax residence;

(b)	(change in law): a change in law of the law governing the Note. A change in law may mean that rights under the Notes at the time of the issue are altered or cease to exist and may otherwise negatively impact on the ability of a Noteholder to enforce its rights as they existed at the date of issue. Although legal opinions are given in relation to the laws of certain relevant jurisdictions at the time of issue, these are

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for the benefit of the Dealers and not the Noteholders and speak to the relevant laws as at the date of issue and not subsequently. The advisers providing the legal opinions have no obligation to notify the Issuer, the Dealers or any Noteholder of any change in law that impacts on the Notes;

(c)	(selling restrictions and taxation): summaries of certain selling restrictions and withholding and other tax treatments are detailed in this Prospectus (see the “Sale and Subscription” and “Taxation” sections below). These restrictions and treatments are summaries only and should be read as such. The laws on which these summaries are based may be changed at any time (see the preceding paragraph for further concerns relating to change in law). Where the law relating to taxation changes this may also trigger an early redemption of the Notes, In addition, there could be further restrictions now or in the future on the ability of a person to make a Notes Investment or to utilise that investment for collateral purposes. These types of issues are not intended to be and are not dealt with in the summaries detailed above;

(d)	(waivers and amendments): regardless of whether there is any change in law, there may be waivers or amendments to the terms of the Notes prior to their maturity. These may or may not require the Noteholders’ consent depending on the terms of the Notes and where consent is required, may be decided by a designated majority of Noteholders, meaning a particular Noteholder cannot necessarily resist an amendment or waiver of which it does not approve;

(e)	(currency): it is possible that the currency of certain jurisdictions may change during the terms of the Notes (for example, the Euro may be adopted in the United Kingdom). Where this is the case, legislation in the jurisdiction implementing the new currency may specify the date on and rate at which the currency is redenominated. The currency in which Notes are issued or in which interest and principal amounts are paid may also be devalued, which will decrease the relative worth of the Notes Investment;

(f)	(exchange controls): jurisdictions in which payments under the Notes are made or in whose currency payments under the Notes are denominated may introduce exchange controls which may prevent or limit exchange or use of the currency in which payments under the Notes are made;

(g)	(interest rate conditions): where Notes have a fixed rate and there is a change in interest rate conditions such that similar notes delivering a higher return are available in the market, although this may not impact on the return the investor was expecting, it may impact on the ability of the investor to transfer or trade the Notes Investment;

(i)	(Transparency Directive): if the implementation of the Transparency Directive (as defined below) imposes obligations on the Issuer that are unduly burdensome, the Issuer may decide to de-list the Notes from the Official List of the UK Listing Authority and from trading on the Market and may procure admission to listing, trading and/or quotation on a different exchange located outside the European Union (see “General information — Transparency Directive” below);

(j)	(default): the Issuer or any party to a Program Document (as defined in the Terms and Conditions of the Notes) (such as the Fiscal Agent, Paying Agent, Australian Registrar or New Zealand Registrar) may default on its obligations under the Notes or the Program Documents. In addition to impacting on the value and transferability of the Notes, it may also impact on the ability of the investor to recover the amounts it is due; and

(k)	(rating): credit ratings of the Program, Notes (if rated) or the Issuer may change or be withdrawn. Further information in relation to ratings (including warnings as to reliance on them) is above (see “Summary of the Program” above).
EU Savings Directive
Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments deducting tax at rates rising over time to 35 per cent. (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and

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territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.
If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and tax, or in respect of tax, were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of this Directive, the Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.
Ability to trade Notes
In addition to the risks discussed above in relation to limits on trading Notes, there is no obligation on the Dealers to effect secondary sales of the Notes nor, where a secondary market has been created, to ensure it stays active. Therefore, there may not be a market for the Notes or that market may not produce the return the investor anticipated.
Risks associated with the Program and different types of Notes
There is a variety of Notes that can be issued under this Program. In addition to those types of Notes described in the section headed “Summary of the Program” above, the Issuer may decide to issue a further type of Note. The Issuer can do this at any time, and it may be that the new Notes are more appropriate for a particular investor’s needs than those the investor has purchased. Whether the Notes are of a type described in this Prospectus or a new type of Note, there is no requirement on the Issuer to inform Noteholders or those considering a Note Investment of the details of any further issue the Issuer may be contemplating, including any issue occurring simultaneously with or immediately following the issue for which the investor is subscribing.
An issue may not proceed
The Issuer may decide not to proceed with an issue of Notes under the Program. Where this is the case, the investor will have no rights against the Issuer in relation to any expense incurred or loss suffered.
Characteristics that may be controlled by the Issuer
Certain Notes may have characteristics or events that are controlled at the discretion of the Issuer. Examples of these types of Notes include where there is early redemption at the option of the Issuer or where the Issuer has the ability to change the interest rate from fixed to floating and vice versa, or the method of calculation of the interest rate. In addition, the Terms and Conditions of the Notes may also allow further logistical changes such as a change in the place of payment.
Where this is the case, the investor should assume that the Issuer would act in such a way as to maximise its return or improve its cost of funds and financial position. By way of example, where notes of a certain interest rate are subject to early redemption at the option of the Issuer, the Issuer may choose to redeem these Notes when it is able to issue other Notes or otherwise raise funds at a lower interest rate. This timing may not correlate to a time when the investor could reinvest its funds and earn the same or a higher rate of return. Similarly, if by changing from a fixed to floating rate (or vice versa) the Issuer is able to lower the coupon payments under the Notes, the Issuer may do so, subsequently lowering the return for the investor.
Notes with returns that are calculated with reference to a variable
Notes may have returns that are variable as a result of the method by which the coupon is calculated or of the way interest is paid. The most basic example of this are Notes where the interest rate is floating, and therefore subject to changes as a result of movements in the prevailing interest rate. More complex examples include Notes that are linked to the performance of an index or a third party’s credit position or Notes where the currency of coupon payments can be changed or is different to the currency in which the Notes are issued. In these cases, the success or otherwise of the variable can impact significantly on the return under the Notes as well as the ability to trade the Notes on the secondary market. It should be expected that the value of the Notes and the secondary market for the Notes will decrease if the performance of the variable is less than anticipated. In addition, depending on the Terms and Conditions of the Notes, where the variable fails to meet a particular level of performance,

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amounts of principal and interest may be forfeited, reduced or paid in currencies other than that in which the amount is due.
Trading different types of Notes
It should be assumed that the market for trading different types of Notes varies even though they are issued under the same Program. By way of example, a zero coupon note may be more difficult to trade and its price more variable than a fixed interest rate note, and it may be more difficult to trade a zero coupon note that has just been issued than a zero coupon note nearer its redemption.
Investors may lose rights in relation to amounts paid or to be paid
Depending on the Terms and Conditions of the Notes, an investor may forfeit its rights to have amounts paid or repaid or to collect its return on its investment. For example, where Notes are paid for in instalments by the investor, such as partly paid Notes, a failure to pay later instalments may result in a loss of the initial instalments already paid. In addition, if Notes are in definitive bearer form then the inability of the investor to produce the Note or coupon may result in it not receiving payments of interest or being able to redeem its Notes for the redemption price. There are also time limits placed on the ability of a Noteholder to bring a claim for interest by both the Terms and Conditions of the Notes and applicable laws.

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Corporate profile
Telstra Corporation Limited
Introduction
For these terms used in this section “Corporate profile”:
•	we, us, Telstra, the Company and the Telstra Group – all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and

•	Telstra Entity is the legal entity, Telstra Corporation Limited.
Our fiscal year ends on 30 June. Unless we state differently, the following applies:
•	year or a fiscal year means the year ended 30 June; and

•	2006 means fiscal 2006 and similarly for other fiscal years.
All amounts are expressed in Australian dollars (“A$”), unless otherwise stated.
General
We are Australia’s leading telecommunications and information services company offering a full range of services in these markets. We also operate in certain overseas countries.
Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access and content;

•	a comprehensive range of data and Internet services (including through Telstra BigPond®, Australia’s leading internet service provider (ISP));

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

•	advertising, search and information services through Sensis; and

•	cable distribution services for FOXTEL’s cable subscription television services.
One of our strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
We own 50% of FOXTEL, and our international businesses include CSL New World Mobility Group (“CSL”), Hong Kong’s leading mobile operators, TelstraClear Limited (“TelstraClear”), the second largest full service carrier in New Zealand and Reach Ltd (“REACH”), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited, a leading real estate and home furnishings website in China.

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History and development of the Company
Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have undergone many changes and been renamed several times as follows:
•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;
•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;
•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;
•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and
•	trading domestically as Telstra in 1995.
We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange.
A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999.
Following completion of the Global Offering, the Commonwealth intends to transfer all of its remaining Telstra shares to the Future Fund.
Brief description of the Telstra group
On the date of this Prospectus the Commonwealth owns approximately 51.8% of our shares. Telstra is the ultimate parent company for a significant number of Australian and foreign subsidiaries. A list of our controlled entities is provided in note 29 to our financial statements in our 2006 Annual Report. Our jointly controlled and associated entities are listed in note 30 to our financial statements in our 2006 Annual Report.
Products and services
We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our total income by major product and service category and as a percentage of total income for the last two fiscal years.
Income by product and service category, including the percentage of total income contributed by each product and service category

	Year Ended 30 June
	2006		2005
		% of		% of
	A$m	total	A$m	total

PSTN
Basic access	3,318	14.4	3,362	15.0
Local calls	1,023	4.4	1,284	5.7
PSTN value added services	246	1.1	250	1.1
National long distance calls	913	4.0	1,013	4.5
Fixed to mobile	1,491	6.5	1,566	7.0
International direct	201	0.9	234	1.0
Fixed interconnection	286	1.1	309	1.4

	7,478	32.4	8,018	35.7

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	Year Ended 30 June
	2006		2005
		% of		% of
	A$m	total	A$m	total

Mobiles
Mobile services	4,505	19.5	4,307	19.2
Mobile handsets	467	2.0	381	1.7

	4,972	21.5	4,688	20.9

Data and Internet services
Internet and IP Solutions	1,907	8.3	1,377	6.1
ISDN products	807	3.5	890	4.0
Specialised data	884	3.8	966	4.3

	3,598	15.6	3,233	14.4

Other products and services
Advertising and directories	1,711	7.4	1,585	7.1
Customer premises equipment	274	1.2	231	1.0
Payphones	104	0.5	121	0.5
Intercarrier services	351	1.5	290	1.3
Inbound calling products	449	1.9	449	2.0
Solutions management	989	4.3	931	4.1
Offshore controlled entities	1,745	7.6	1,611	7.2
Pay TV bundling	320	1.4	263	1.2
Other sales and services	759	3.2	741	3.3

	6,702	29.0	6,222	27.7

Total sales revenue	22,750	98.5	22,161	98.7

Other revenue (1) (excluding finance income)	22	0.1	20	0.1
Other income	328	1.4	261	1.2

Total income (excluding finance income)	23,100	100.0	22,442	100.0

(1)	Other revenue excludes finance income, which is included in net finance costs.
Sales revenues are derived from domestic and international sales as follows:

	Year Ended 30 June
	2006%	2005%

Australia	92.3	92.7
Hong Kong	3.7	3.3
New Zealand	2.7	2.8
Other International	1.3	1.2
PSTN Products
PSTN includes basic access, local calls, value added services, national long distance, fixed to mobile and international direct.
Basic Access
Our Basic Access service includes installing and maintaining connections between customers, premises and our PSTN and providing basic voice, facsimile and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (ISDN) access and Asymmetric Digital Subscriber Line (ADSL) services.
Along with basic access services, we provide handsets for sale and rental to help customers use our services more effectively. The latest rental phones have single button access to features such as 3-way chat, Messagebank®, call forward and short messaging service (SMS). We also develop products to assist our customers with disabilities. This ranges from the very popular “big button” phone to Teletypwriter and TeleBraille products.
Local calls (including PSTN value added services)
We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. The geographical reach of our untimed local call zones, combined with our packages, access and pricing offers, extend the value of our local call service. In

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addition, we provide value added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are generally charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a fixed or capped price basis. We also offer options that let customers choose between a range of offers to suit individual needs, including the recent addition of subscription plans with included features and calls.
Fixed to mobile
Fixed to mobile are calls made from our PSTN/ISDN to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration of the call and whether the call is to a Telstra mobile service. Calls made within a capped calling option are charged according to duration, time of day, day of week and terminating carrier. Capped calling offers predominantly apply to calls to Telstra mobiles.
International direct
We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers.
Mobiles
We offer a full range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
NEXT G™ Wireless Network
In 2005 we announced that we would build a 3GSM 850 MHz wireless network with our strategic partner Ericsson.
We launched this network, called NEXT G™, on 6 October 2006, and it provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
Using multi-band handsets, customers will be able to access both our NEXT G™ wireless network as well as our existing 3GSM 2100 MHz network.
3GSM 2100
Our existing 3GSM 2100 MHz network allows additional functionality such as video calling and higher speed data access within its coverage boundary whilst offering access to the GSM network and services outside of the 3G area. Our 3GSM 2100 MHz network sharing arrangement with Hutchinson covers over 50% of the Australian population in a number of mainland capital cities including Canberra.
GSM digital service
Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 140 countries and 300 networks.
CDMA digital service
Telstra’s existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. The

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CDMA network will remain in place until our new NEXT G™ wireless service has the same or better coverage as CDMA and until at least January 2008. Our CDMA 1X service (1xRTT) which was Australia’s first commercial mobile network based on CDMA 1X was launched in December 2002. By the end of 2005 CDMA 1X was made available across the entire CDMA network footprint of over 1.6 million square km covering around 98% of the population.
We will continue to operate our CDMA network until our NEXT G™ wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008, and the software upgrades are complete and any necessary Government approvals have been obtained.
Telstra Mobile Satellite
In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system which provides global mobile satellite phone coverage wherever there is a clear view of the sky. We have a service partner agreement to sell the Iridium service.
BigPond®
We offer a range of Internet products and packages under our BigPond® brand. Telstra BigPond® Dial-Up offers dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond® Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and wireless technologies.
BigPond® Mobile Services
With BigPond® Mobile Services customers can browse and purchase a broad range of up-to-date information and entertainment. With a 3G video mobile, customers can get access to a great range of exciting 3D games, receive news bulletins, stock quotes or sport scores, download ringtones, find directions, watch music videos and send and receive emails.
Wireless Broadband Expansion
In August 2005, we introduced the BigPond® Wireless Broadband product and have expanded our CDMA IxEVDO network to provide greater coverage for our Wireless Broadband customers. The BigPond® focus on the consumer market provides a valuable addition to the existing business oriented Telstra Mobile Broadband solution. These two products provide a comprehensive range of solutions for wireless broadband access. As we move towards closing our CDMA network, we plan to migrate customers from this service to the wireless broadband services provided over our new NEXT G™ wireless network,
Content services
Telstra BigPond® provides online and mobile content services (including BigBlog™ and BigPond® Movies, BigPond® Sport, BigPond® Games, BigPond® Kids, News and BigPond® TV). These services include music, movies, games, sports entertainment, video on demand and DVD rental offerings. All of these services are available from BigPond.com.
Internet and IP Services
In addition to our BigPond® services we provide new generation data and internet services including:
•	business grade internet solutions;
•	IP Solutions;
•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels;

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•	Connect IP solution range which is a standardised, end-to-end, IP based WAN offering that integrates network management and data connectivity with CPE, allowing for seamless data transfer between customer sites; and
•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony and IP applications to our corporate customers.
Data services
We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/electronic funds transfer at point of sale (EFTPOS) services and video and audio network services, as well as domestic and international frame relay and asynchronous transfer mode (ATM) products.
Telstra Internet Direct also provides business customers with high quality dedicated internet access within Australia at access transmission rates up to one gigabyte per second (Gbps).
We also provide wholesale internet access products for use by licensed carriers, ISPs and CSPs.
Other services
We offer other data services, in some cases with business partners, including:
•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range);
•	e-commerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight-through processing services;
•	Online Customer Management Facility providing a self-service capability for customers to manage user access to their IP networks;
•	Digital Video Network (DVN) initiative allowing our media customers to share content such as news or sporting arena access;

•	Managed WAN including design, CPE sales and installation, network establishment and maintenance.
Advertising and directories
We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis’ popular information services include Yellow™, White Pages®, Trading Post®, CitySearch® and Whereis®.
The Yellow™ print directory is Australia’s leading business directory, while White Pages® print directory maintains its position as a leading information source. The Yellow™ and White Pages® print directories also feature comprehensive Information Pages, providing valuable information about emergency and community services, activities and resources within the area of coverage. The Yellow™ OnLine site and the White Pages® OnLine site extend the print directory’s capabilities.
Whereis® maps and directions complement and combine with other Sensis products-including Yellow™ OnLine and White Pages® Online directories, and the CitySearch® site-to deliver location orientated services across Internet and WAP channels.
The CitySearch® site provides a range of editorial content, business listings and entertainment and event information in major cities around Australia.
The Trading Post® is published throughout Australia, providing a classifieds service to most of the Australian population. In addition to print editions, the Trading Post® also has an online site located at tradingpost.com.au.
During fiscal 2006, Sensis has continued to focus on developing and providing solutions to meet the needs of both consumers and advertisers. In April 2006, Sensis entered the travel and accommodation market with the

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launch of GoStay™. With more than 5,500 ads and a national distribution to 3 million households, the GoStay™ print guide has the largest distribution of any printed Australian travel guide. Complementing the GoStay™ Accommodation Guide is a comprehensive website-gostay.com.au-where consumers can search, select and book and pay for accommodation at thousands of properties across Australia.
In February, 2006, Sensis became a majority shareholder of Adstream Australia. This has opened up new advertising options for Sensis’ small and medium enterprise (“SME”) customers, helping Adstream Australia’s customers reach a wider audience through the joint Sensis and Telstra online network, and extending Sensis’ advertising agency relationships to a much deeper level.
On 31 August 2006, we purchased a 51% shareholding in SouFun, a leading real estate and home furnishing website in China.
Wholesale services (including inter-carrier services)
In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;
•	domestic and international transmission services;
•	broadband, IP backbone and traditional data services; and
•	both GSM and CDMA mobile products and services. Telstra Wholesale has advised customers of the closure of the CDMA network, with the earliest possible closure date being 28 January 2008.
We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer. In addition, we provide a range of efficient web-based business-to-business services to our customers.
Inbound calling products
We offer inbound call services including:
•	Telstra Freecall® 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;
•	Priority® One3, a shared-cost service offering a six digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;
•	Priority® 1300 services, a shared-cost service offering a 10 digit number, similar to the Priority® One3 service, where a short-number format is not required;
•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition;
•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services; and
•	Phone Words, an inbound number derived from the alphabetic translation of a number, provided by 1300 Australia Pty Ltd.

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ICT Solutions, Services and Outsourcing
KAZ, a wholly owned subsidiary, partners with Telstra in the market to service our medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and Telstra’s telecommunications strengths gives Telstra market leading capabilities in the provision of end-to-end ICT services and solutions from within our own group of companies.
The repositioning of KAZ over the past two years as Telstra’s ICT Services arm has enabled the business to achieve revenue growth from services such as:
•	applications development, management and maintenance;
•	Systems Integration: particularly focusing on the integration of Telstra’s ICT solutions and partner applications in the client environment;
•	ICT and Business Process Outsourcing: covering servers, desktops, peripherals and other portable devices for some of Australia’s largest companies as well as non core business processes such as credit card processing and cheque processing;
•	ICT Consulting: designed to support Telstra’s core business and focusing on ICT Strategy, Network Consulting & Integration, Mobility & Wireless and Security & Business Continuity as well as Information Intelligence and Business Process;
•	the provision of ICT services supporting Telstra’s managed voice, data and mobility solutions including IP-based networks and IP Telephony; and
•	Managed IT Services: covering a range of solutions such as security, hosting, data centre management and managed storage.
On 31 August 2006 Telstra sold Australian Administration Services Pty Ltd (AAS), the superannuation administration business of our KAZ Group subsidiary to Link Market Services Limited for A$215 million. In addition, Telstra took out A$35.5 million in cash from AAS prior to settlement. The transaction was completed after a competitive public sale process had been undertaken. A decision was made to sell AAS after it was determined that it was no longer strategic and not a core part of our business. KAZ is not for sale and continues to be a crucial part of Telstra’s Information and Communication Technology strategy and service delivery.
Payphones
We are the leading provider of payphones in Australia. As at 30 June 2006, we operated approximately 30,000 public payphones. Our Universal Service Obligation (USO) requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas.
Customer premises equipment
As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and “calling number display” rental phones are available, making phone and phones features easier to use.
We acquired the Converged Networks Group (CN) in March 2006. CN services the Western Australian market as Telstra Business Sales’ exclusive franchise in Western Australia. CN’s principal product sets are Ericsson Enterprise (its core business) and more recently, IBM and Nortel. The acquisition effectively allows us to operate in our own right in Western Australia — rather than as a reseller to CN.
Other sales and services
The principal components of operating revenue we record in other sales and services relate to information and connection services, external construction, custom net and spectrum and various other minor products and services.

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Subscription television
We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have made programming commitments to FOXTEL. Each of these commitments expires in November 2008.
FOXTEL is Australia’s leading provider of subscription television services, with over one and a quarter million subscribers (including our resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split reasonably equally between those homes passed by our hybrid fibre co-axial cable (HFC) and those covered by a satellite distribution.
FOXTEL Digital™ offers customers access to around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (“EPG”), interactive sports and news applications and FOXTEL Box Office® (near video on demand). FOXTEL continues to enhance FOXTEL Digital™, launching new channels and interactive features, including additional news, sports and weather applications, as well as launching the FOXTEL iQ™ in February 2005. The FOXTEL iQ™ is a personal digital recorder (“PDR”) designed to change the way viewers watch television by enabling subscribers to record two programs simultaneously, even while watching a previously recorded program.
Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.
We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.
FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. We also resell Austar United Communications Limited (AUSTAR) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.
International investments
Our major international investments include:
•	CSL New World Mobility Group, Hong Kong’s leading mobile operator of which we own 76.4%. It has around 2.6 million customers, equating to approximately 32% of Hong Kong’s mobile market. CSL New World Mobility has retained all CSL and New World brands thereby addressing all mobile market segments.
•	TelstraClear, our wholly owned subsidiary, is the second largest full service carrier in New Zealand. TelstraClear provides innovative voice, data, Internet, mobile resale, managed services and cable television products and services to the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers, and this investment enables these important customers to receive end-to-end services.
•	REACH, a 50/50 joint venture with PCCW Limited (PCCW), which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top carriers of international voice traffic. REACH operates and maintains or uses voice and data switching platforms, satellite earth stations and a network of over forty submarine cable and international satellite systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets.

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Last year Telstra and PCCW reported a number of improvements to the REACH operating model, whereby REACH would provide voice and data services to the two shareholders in return for an outsourcing fee on a cost plus mark up basis. This year has focussed on a consolidation of the new operating model. Data volumes continue to grow strongly and voice business volumes are stable.

Telstra and REACH will continue to focus on a range of initiatives aimed at securing comprehensive international voice and data services at low unit cost.
•	SouFun, a leading real estate and home furnishing website in China, which we purchased a 51% holding in on 31 August 2006 as part of our growth strategy for Sensis.
We also have a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider which owns and operates a fibre optic cable between Australia and Japan.
Telstra’s 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) was divested in fiscal 2006.
Directors
As at the date of this Prospectus, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (l)

Donald G McGauchie	56	Chairman	1998	2005
Solomon D Trujillo(2)	54	Chief Executive Officer	2005	2005
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	50	Director	2000	2005
Charles Macek	59	Director	2001	2004
John W Stocker	61	Director	1996	2003
Peter J Willcox(3)	60	Director	2006	—
John D Zeglis(3)	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Sol Trujillo was appointed CEO on I July 2005.

(3)	In accordance with our constitution, Peter Willcox and John Zaglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
Telstra’s annual general meeting on 14 November 2006 will be held shortly before the completion of the Global Offering, at which time the Commonwealth will still own approximately 51.8% of Telstra shares. The Commonwealth has sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and has indicated that it will vote in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board. Mr Cousins is a director of the Cure Cancer Australia Foundation. In Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins. See “Risk Factors”.
A brief biography for each of the directors as at the date of this Prospectus is presented below.
Donald G McGauchie AO
Chairman since July 2004
Director since September 1998. He is also Chairman of the Nomination Committee and a member of the Remuneration Committee. He is currently Director, Reserve Bank of Australia; Director, James Hardie Industries NV (2003-); Director, Nufarm Limited (2003-); Partner, C&E McGauchie — Terrick West Estate. He was formerly President of the National Farmers Federation (1994-1998); Chairman, Rural Finance Corporation (2003-2004); Deputy Chairman, Ridley Corporation Limited (1998-2004); Director, National Foods Limited (2000-2005); Director, Graincorp Limited (1999-2003) and has held several high-level advisory positions to the government.

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Solomon D Trujillo BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado)
CEO since 1 July 2005
He is currently Director, Target Corporation (1994-); Member, World Economic Forum (2005-); Member, UCLA’s School of Public Affairs (2000-); Trustee, Boston College; Director, Tomas Rivera Policy Institute (1991-). He was formerly CEO of Orange SA; Chairman and CEO of US West; Director, Electronic Data
Systems Corporation (EDS) (2005-2005); Director, PepsiCo Inc. (2000-2005); Director, Orange SA (2001-2005); Director, Gannett Co Inc (2002-2006).
Belinda J Hutchinson BEc, FCA
Director since November 2001
She is also a member of the Audit Committee. She is currently Director, QBE Insurance Group Limited (1997-); Director, Coles-Myer Ltd (2005- ); Director, St Vincent’s and Mater Health Sydney Limited (2001-); President, Library Council of New South Wales (2005-); Consultant, Macquarie Bank Limited (1997-). She was formerly Vice President of Citibank Ltd; Director, TAB Limited (1997-2004); Director, Crane Group Limited (1997-2004); Director, Energy Australia Limited (1997- 2005).
Catherine B Livingstone BA (Hons), FCA, FTSE
Director since November 2000
She is also a member of the Audit Committee and the Technology Committee. She is currently Director, Macquarie Bank Limited (2003-); Chairman, CSIRO (2001-); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC). She was formerly the chief executive of Cochlear Limited (1994-2000); Director, Goodman Fielder Ltd (2000-2003); Director, Rural Press Limited (2000-2003); Chairman and Director Australian Business Foundation (2000-2005); Director, Sydney Institute (1998-2005); Member, Department of Accounting and Finance Advisory Board Macquarie University.
Charles Macek BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
Director since November 2001
He is also a Member of the Audit Committee and Nomination Committee and is Chairman of the Remuneration Committee. He is currently Director, Wesfarmers Ltd (2001-); Director, Living Cell Technologies Limited (2006-); Chairman, Sustainable Investment Research Institute Pty Ltd (2002-); Chairman, Financial Reporting Council (FRC) (2003-); Director, Williamson Community Leadership Program Limited (2004-); Victorian Councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Member, Investment Committee of Unisuper Ltd. He was formerly Chairman and Director, IOOF Holdings Ltd (2002-2003); Chairman, Centre for Eye Research Australia Ltd (1996-2003); Director, Famoice Technology Pty Ltd (2001-2004); Director, Vertex Capital Pty Ltd (2004-2006); founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.
John W Stocker AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Director since October 1996
He is also Chairman of the Audit Committee and Technology Committee. He is currently Chairman, Sigma Pharmaceuticals Ltd (2005-); Director, Circadian Technologies Ltd (1996-); Director, Nufarm Limited (1998-); Principal, Foursight Associates Pty Ltd. He was formerly chief scientist for the Commonwealth of Australia (1996-1999); Chairman, Sigma Company Ltd (1998-2005); Director, Cambridge Antibody Technology Group plc (1995-2006); Chairman, Grape and Wine Research and Development Corporation (1997-2004).
Peter J Willcox MA
Director since 17 May 2006
He is currently Chairman, Mayne Pharma (2005-); Director, CSIRO (2006-); fellow of the Australian Institute of Company Directors and sits on the advisory board of CVC Asia Pacific (Australia) Limited. He was formerly CEO of BHP Petroleum Limited (1986 to 1994); Chairman, AMP Limited (2002- 2005); Chairman, Mayne Group Ltd (2002-2005); Deputy Chairman, Energy Developments Ltd (1994-2002); Deputy Chairman, Lend Lease Corporation (1994-2000); Director: F.H. Faulding & Co Ltd (1994-2001); Director, James Hardie Industries Ltd (1994-2001); Director, North Ltd (1994-2000); Director, Schroders (Australia) Ltd (1994-1999); Director, BHP Ltd (1988-1994); Director, Woodside Petroleum (1986-1993); Director, Tejas Gas Corporation (1987-1994); Director,-Hamilton Oil Corporation (1987-1991).

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John D Zeglis BSc Finance, JD Law
Director since May 2006
He is currently a partner with the law firm Sidley & Austin (1978-); Director, Helmerich & Payne Corporation (1989-); Director, AMX Corporation; (2005-); Director, State Farm Automobile Insurance (2004-). He was formerly president of AT&T; Chairman and CEO of the AT&T Wireless Group; Director, Georgia Pacific Corporation (2001-2005); Director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
Conflicts
There are no potential conflicts of interest between any duties of any director to the Issuer and any private or other duty (including those listed above) of that director.
Resignations
During the year and through to the date of this Prospectus, the following directors resigned or retired:
•	John E Fletcher resigned as a director on 30 June 2006;
•	John T Ralph retired as a director on 11 August 2005;
•	Anthony J Clark retired as a director on 11 August 2005; and
•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
Company secretary
Douglas C Gration - FCIS, BSc, LLB (Hons), GDip AppFin
Company secretary since August 2001
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the Tl and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale general counsel.
Senior executives
As at the date of this Prospectus the senior executives who are not directors are:

		Year
		appointed	Year
		to a GMD	appointed
Name	Position	position	to Telstra

Bruce Akhurst	Group Managing Director Telstra Media Services & CEO, Sensis	1999	1996
Geoff Booth	Group Managing Director, Telstra Country Wide®	2006	1973
Phil Burgess	Group Managing Director, Public Policy and Communications	2005	2005

Andrea Grant	Group Managing Director, Human Resources	2005	2005
Holly Kramer	Group Managing Director, Telstra Product Management	2005	2000
Kate McKenzie	Group Managing Director, Telstra Wholesale	2006	2004
Justin Milne	Group Managing Director, Telstra BigPond	2005	2002
David Moffatt	Group Managing Director, Telstra Consumer Marketing & Channels	2001	2001
Michael Rocca	Group Managing Director Telstra Services	2002	1968
Deena Shiff	Group Managing Director, Telstra Business	2004	1998
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
William Stewart	Group Managing Director, Strategic Marketing	2005	2005
David Thodey	Group Managing Director, Telstra Enterprise and Government	2001	2001
Greg Winn	Chief Operations Officer	2005	2005

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A brief biography of each of the fourteen Group Managing Directors, including the seven key management personnel who are not directors as at the date of this Prospectus is as follows:
Bruce J Akhurst — LLB, BEc (Hons)
Bruce Akhurst is the Group Managing Director of Telstra Media Services and Chief Executive Officer of Sensis. Bruce also has management responsibility for our digital media strategy, which includes our 50% interest investment in FOXTEL. In March 2005 Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was Group Managing Director Telstra Wholesale, BigPond® and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm. He has an Economics degree with Honours, as well as his legal qualification.
Geoff Booth
Geoff Booth was appointed Group Managing Director of Telstra Country Wide on 1 January 2006 after a 33-year career with Telstra. He served as a Regional Managing Director of Telstra Country Wide since its formation in June 2000, with responsibility for whole-of-business performance in Western Australia, South Australia (for all areas outside Perth and Adelaide) and the Northern Territory. Before moving to Telstra Country Wide, Geoff was National General Manager Business and Government — Energy and Resources, responsible for the sales force that account-managed Telstra’s largest customers in this sector. Between 1986 and 1990 Geoff was Commercial Business Manager for Western Australia, South Australia and the Northern Territory, responsible for sales and marketing activity in the region.
Phil Burgess — PhD
Phil Burgess was appointed Group Managing Director, Public Policy & Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Prior to his appointment with Telstra, Phil has served most recently as president & chief executive of the National Academy of Public Administration in Washington, D.C. Phil also served as President of the Annapolis Institute, a U.S. think tank established in 1993 to help leaders manage change — at every level in both the public and private sectors. Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school, where he teaches in the graduate program on communications and culture.
Andrea Grant — B.Ed, DipTch
Andrea Grant was appointed Group Managing Director, Human Resources on 31 October 2005. Andrea joined Telstra from GM Holden where she was Executive Director, Human Resources; a position she held since 2001. Before joining GM Holden, Andrea was Human Resources Director of Merck, Sharp & Dohme (New Zealand) Limited. Andrea began her career in human resources in 1984 and has over twenty years experience in the field, working in both Australian and global businesses. Andrea holds a Bachelor of Education Degree and a Post Graduate Diploma in Teaching. In addition she is a graduate of the London Business School’s Advanced Development Programme.
Holly Kramer — BA (Hons), MBA Mktg (Hons)
Holly Kramer is the Group Managing Director, Telstra Product Management. Most recently, Holly held the role of Managing Director of Products, Wireless & Mobility, where she was accountable for the development and lifecycle management of Telstra’s wireless and mobility products and networks. In her previous position as Chief of Marketing for Telstra Retail, Holly was accountable for the strategic direction and implementation of marketing plans for the consumer and business markets. Before joining Telstra, Holly was General Manager of Marketing and Communications at eCorp. Prior to that, she spent three years as General Manager of Marketing with Ford Australia and five years in various marketing management positions with Ford Motor Company, USA. Holly has a BA (Hons) from Yale University and an MBA Mktg (Hons) from Georgetown University. She is Chair of the Australian Mobile Telecommunications Association (AMTA) and sits on the Boards of mNet Corporation and TelstraClear Limited.
Kate McKenzie — BA, LLB
Kate McKenzie was appointed Group Managing Director, Telstra Wholesale on 16 January 2006. Kate joined Telstra in August 2004 as head of Telstra Regulatory. Within a year she was promoted to the role of Deputy Group Managing Director, Public Policy and Communication. Prior to joining Telstra, Kate was Director General of the NSW Department of Commerce. She previously held positions as the Director General of the NSW Department of Industrial Relations, General Manager of the WorkCover Authority of NSW, and Deputy

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Director General of the NSW Cabinet Office. During her career, Kate has been involved in the development and implementation of competition policy, energy reform, corporatisation and privatisation and Commonwealth/State negotiations on a range of complex policy issues. Kate holds a Bachelor of Arts/Bachelor of Laws from the University of Sydney.
Justin Milne — BA
Justin Milne was appointed Group Managing Director of BigPond® in December 2005, following three years as BigPond® Managing Director. He is responsible for driving the growth of BigPond’s® brand and Telstra’s Internet content. Under his direction, BigPond® has led the market in developing online content and applications. These efforts have been recognised with several national awards including the 2005 “best ISP’ award at the Australian Telecom Awards. Prior to his career at Telstra, Justin was CEO of OzEmail, formerly Telstra’s biggest ISP competitor, and Managing Director of the Microsoft Network in Australia. Justin is a board member and past president of the Internet Industry Association. He holds a Bachelor of Arts from Flinders University.
David Moffatt — BBus (Mgt), FCPA
David Moffatt was appointed Group Managing Director of the Consumer & Channels from 1 October 2003. The group’s activities encompass the provision of the full range of telecommunication products, services and communication solutions to consumer customers in Australia. The group also manages the mass market channels including inbound and outbound call centres, Telstra shops and Telstra dealers. David joined Telstra in February 2001 as Chief Financial Officer and Group Managing Director, Finance and Administration.
Prior to joining Telstra, David was Chief Executive Officer General Electric, Australia and New Zealand and CEO of GE Capital in Australia and New Zealand. He joined General Electric in 1991. A graduate of Queensland University of Technology, with a Bachelor of Business (Management) David received the Chancellor’s Outstanding Alumnus in 2000 and was the Faculty of Business Outstanding Alumni award winner in that year.
Michael Rocca — MBA, DipEng, FAICD
Michael Rocca is the Group Managing Director for the Telstra Services business unit.
Michael was appointed Group Managing Director in August 2002 — an appointment that builds on three decades of experience in telecommunications over a variety of senior executive roles.
Telstra Services comprises of 17,000 Telstra staff as well as an extensive contract workforce, and is the area of Telstra responsible for the end to end delivery of service to Telstra’s approximately 11 million customers over all of Telstra’s networks, including fixed line, mobile and satellite.
Michael holds a Master of Business Administration, a Diploma of Engineering, as well as a range of qualifications in management. He is also a fellow of the Australian Institute of Company Directors.
Deena Shiff — B.Sc (Econ) Hons; B.A. (Law) Hons
Deena was appointed to the role of Group Managing Director, Telstra Business in January 2006. Prior to that, Deena held the role of Group Managing Director, Telstra Wholesale. Deena started her career in telecommunications with the former OTC Ltd in 1989. Deena held a number of positions in Telstra, including General Manager Corporate Affairs in the International Business Unit. Between 1995 and 1998 Deena was a partner in the Corporate Advisory Section of the law firm Mallesons Stephen Jaques. Deena rejoined Telstra in 1998 as Director of Regulatory. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. Deena has a degree from the London School of Economics and a law degree from Cambridge University. She was admitted to the Bar in London in 1981.
John Stanhope — B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM
John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, productivity, corporate planning, reporting and analysis, business services, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. Since joining Telstra in 1967, John has held a range of senior financial management positions including General Manager, Strategy and Finance — Special Business Products; General Manager, Finance and Business Planning — Network Products; and Executive General Manager — Business Support Services. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is chairman of the Business Coalition for Tax Reform. John is a director of Telstra Super, TelstraClear, Sensis Pty

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Limited and the Telstra Foundation, and is Chairman of CSL New World Mobility Ltd, 3GIS, and REACH. John was appointed as a member of the Financial Reporting Council in 2006.
William J Stewart — B.Sc (Mathematics & Physics)
Bill Stewart was appointed Group Managing Director of Strategic Marketing in July 2005. Prior to his appointment at Telstra, Bill was Executive Vice President of Strategic Marketing at Orange SA, based in London. Bill has over twenty-five years experience in the communications industry, including positions at Harris Corporation, GTE Corporation and US West. Bill has an excellent record of achievement in driving customer-focused strategies and world class marketing in the US and Europe.
David Thodey — BA, FAICD
David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Enterprise and Government in December 2002 and is now responsible for the Company’s corporate, government and large business customers. Before joining the Company, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the chairman of TelstraClear in New Zealand, and is also the chairman of the KAZ Group. He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. David attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.
Greg Winn
Greg Winn was appointed Telstra’s Chief Operations Officer (COO) on 11 August 2005. His responsibilities include Telstra Services, Product Management, Billing, Credit Management, Procurement, Strategic Supplier Relations and Network, Information and Wireless Technologies. Greg also manages the cross company Program Office. Greg Winn has more than 30 years experience in the telecommunications industry, with more than 10 years experience as a senior operations officer. Prior to joining Telstra, Greg served as Executive Vice President, Operations and Technologies, at US West, where he established and led major initiatives to increase productivity through process and technology improvements. Greg held positions in network services, corporate finance, small business services, product management marketing and sales. Greg attended Arizona State University.
For a full discussion of the remuneration and benefits paid by the Company to the directors and officers see the Remuneration Report in the Directors’ report of our 2006 Annual Report.
Conflicts
There are no potential conflicts of interest between any duties of any senior executives to the Issuer and any private or other duty (including those listed above) of that senior executive.
Business address
The business address for the Company and each of the above directors and officers is:
c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(3) 9634 6400 or +61(8) 8308 1721 (Telstra Switchboard)

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Directors’ and senior executives’ shareholdings in Telstra
As at 1 September 2006, the directors’ and senior executives’ shareholdings in Telstra are:
Directors

	Number of shares held
	Direct	Indirect
	interest	interest (1)	Total

Donald G McGauchie	1,866	68,278	70,144
Sol Trujillo	—	—	—
Belinda J Hutchinson	38,912	40,426	79,338
Catherine B Livingstone	11,637	27,800	39,437
Charles Macek	—	53,704	53,704
John W Stocker	2,953	99,985	102,938
Peter J Willcox	—	31,897	31,897
John D Zeglis	—	1,897	1,897

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Key management personnel

	Number of shares held
	Direct	Indirect
	interest	interest	Total

Bruce Akhurst	4,880	17,000	21,880
Kate McKenzie	—	—	—
David Moffatt	167,022		167,022
Deena Shiff	5,680		5,680
John Stanhope	75,715		75,715
David Thodey	138,342	800	139,142
Greg Winn	—	—	—
Legal proceedings
C7 litigation
In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties (the “respondents”) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Cooperation Agreement) and other matters.
Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around A$1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is base are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order for damages or legal costs affecting Telstra, the liability arising from that order may subsequently be apportioned between the relevant respondents, with Telstra bearing only a portion of the total liability. Final oral submissions were completed in early October and we are awaiting judgement. In light of the progress of this case to date, Telstra considers that it is unlikely to have any material effect on our overall business or financial position.

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Shareholder class action
In January 2006, a shareholder commenced a representative proceeding in the Federal Court against us. The statement of claim alleges that we breached the Corporations Act and the ASX Listing Rules between 11 August and 7 September 2005 by failing to disclose to the ASX or in our fiscal 2005 full year accounts (1) that our CEO, Mr Trujillo had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure, (2) that our CEO had forecast a significant and accelerating decline in our PSTN business, and (3) that we had communicated these matters to the Commonwealth. The claim seeks orders for compensation for the class of shareholders who bought shares between 11 August and 7 September 2005. The proceeding is at an early stage, and is considered unlikely to have any material effect on our overall business or financial position. We are vigorously defending the claim.
Competition notice regarding line access
In addition to the general requirements of trade practices law, a carrier must not engage in anti-competitive conduct in breach of the competition rule. A carrier may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market (including the use of market power for an anti-competitive purpose); or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct with such an effect.
The ACCC can issue a Part A competition notice if it has reason to believe that a carrier has contravened the competition rule.
The ACCC can also issue a Part B competition notice which will be more detailed than a Part A notice; and it is the presumptive evidence of the information in it that can be used in court proceedings against the carrier.
Any person (including competitors) may apply at any time to the Federal Court for an injunction to restrain a contravention of the competition rule, whether or not a competition notice has been issued.
A carrier may be liable to pay penalties imposed by the Federal Court of up to A$10 million plus A$l million per day of contravention or, if the contravention lasts for more than 21 days, up to A$31 million plus A$3 million per day (up to a maximum period of one year), and may also be liable for compensatory damages to affected competitors, if:
•	it continues to engage in conduct that is the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
The amount of any penalty imposed by the Federal Court is likely to be significantly less than the maximums set.
In December 2005, we increased our prices for line access provided to our competitors without a similar increase in our retail prices, in order to price closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in the retail market even though there is still a profit margin for our competitors in reselling line rental as a part of a bundled package along with local, long distance and fixed-to-mobile calls. The ACCC has argued that our conduct is taking advantage of substantial market power which has or is likely to have the effect of substantially lessening competition in the retail market, and that therefore we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd (ACN 008 570 330) has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. We will vigorously defend these proceedings and any enforcement proceedings which may be brought by the ACCC, on the basis that we have not breached the competition rule simply by moving our prices closer to our average cost of providing access.

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We have also claimed that the competition notice should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the notice. The ACCC argues it has complied with all of its duties of procedural fairness or natural justice when issuing competition notices. If this challenge is successful, the ACCC will still be able to issue a fresh competition notice but only after proper consultation.
We are also involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.
We do not consider that there are any current proceedings that could materially adversely affect our overall business or financial position.
Commonwealth as shareholder
As of the date of this Prospectus, the Commonwealth owned approximately 51.8% of our shares. In September 2005, the Commonwealth amended the Telstra Act by passing the Telstra (Transition to Full Private Ownership) Act 2005 (the “Transition to Full Private Ownership Act”) to enable the Commonwealth to undertake a sale of all or part of its stake in Telstra.
The Commonwealth has issued requests to us and our Board under section 8AQ of the Telstra Act for us and our Board to assist the Commonwealth and its advisers with the Global Offering. The Telstra Act provides that, in providing such assistance, we are not subject to restrictions that would otherwise apply under the Corporations Act, the listing rules of stock exchanges regulated under Australian law, or rules of common law or equity (except for administrative law rules). The Commonwealth has agreed to indemnify us and our directors and senior management for certain liabilities that may be incurred in relation to the Global Offering, and to reimburse us for our reasonable costs incurred in relation to the Global Offering.
Following completion of the Global offering, the Commonwealth intends to transfer all of its remaining Telstra shares to the Future Fund. While the Commonwealth continues to hold its stake in us, we are required under the Telstra Act to provide it with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:
•	annual provision of our three-year corporate plan;
•	interim financial statements, if requested by the Communications Minister; and
•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.
Under the Telstra Act, we are also required to keep the Communications Minister and the Finance Minister generally informed about our operations and to give them such information about our operations as they require.
The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board must ensure that we comply with any such direction. The Telstra Act also deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act.
Under the Telstra Act, as a result of new requirements introduced by the Transition to Full Private Ownership Act, we must also notify the Finance Minister if we intend to issue securities or financial products or otherwise engage in conduct that is likely to result in a dilution of the Commonwealth’s equity in us. The Finance Minister may direct us not to engage in that conduct.
Our management is also required to appear before and, with limited exceptions, provide information to Parliamentary committees.
Changes to Commonwealth control after close of the Global Offering
Under the amendments to the Telstra Act made by the Transition to Full Private Ownership Act, certain provisions in the Telstra Act cease to have effect once the Commonwealth’s ownership of Telstra falls below one

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of two particular levels. Those two ownership levels are less than 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following completion of the Global Offering will not be considered to be owned by the Commonwealth.
The Commonwealth’s ownership of Telstra will fall below 50% on completion of the Global Offering. As a result of this, we will lose its Australian capital gains tax (CGT) exempt status on assets that we acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the Global Offering will be taxable upon disposal of the asset by us. Since we do not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
The legislative consequences of the Commonwealth’s ownership of Telstra falling below 50% are not considered to have a material impact on Telstra but include:
•	our employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and
•	our auditor, currently the Commonwealth Auditor-General, may (and is expected to) resign. In any event, the Auditor-General will cease to be our auditor on the earlier of his resignation or the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that we and our shareholders can decide who to appoint as our auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament that maintains coverage for Telstra employees under existing Commonwealth employees long service leave for three years after the Commonwealth’s ownership in Telstra falls below 50%.
The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the Global Offering. This is intended to occur as soon as practicable after the exercise or expiry of the Over-allotment Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
•	we will no longer be subject to the obligations to provide financial and other information to the Commonwealth;
•	we will no longer be subject to the Communications Minister’s power to direct us (as appears to the Communication Minister to be necessary, in the public interest); and
•	we will no longer be subject to the Finance Minister’s power to direct us not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
The closing of the Global Offering and the transfer of the Commonwealth’s remaining shares to the Future Fund may require regulatory or governmental approval under regulatory licenses of Telstra’s international operations.
Upon completion of the Global Offering, we will no longer be required to appear before and provide information to Parliamentary committees.
The Commonwealth as regulator
We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:
•	the Telstra Act;
•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;
•	the TPA; and
•	the Telecommunications Act.
The Commonwealth has stated that the telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications

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markets and encouraging economically efficient investment in infrastructure. The telecommunications regime also supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
The Commonwealth believes that since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the Commonwealth regards the regulatory legislation as settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
The Commonwealth as customer
The Commonwealth is a major user of our services. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services in such a competitive environment.
Glossary
1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data
2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS
3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G
ACCC: Australian Competition and Consumer Commission
ADR: American depositary receipt
ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines
ASX: Australian Stock Exchange Limited
ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals
CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission
CEO: Chief Executive Officer
Churn: the transfer of a customer’s telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account
Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts
Commonwealth: Commonwealth of Australia
COO: Chief Operating Officer
Corporations Act: Corporations Act 2001 (Cwth)
CPE: customer premises equipment

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CSL: Hong Kong CSL Limited
DSL: digital subscriber line
e-commerce: e-commerce includes buying and selling electronically over a network
EFTPOS: electronic funds transfer at point of sale
EME: electromagnetic energy
EVDO: (Evolution Data Optimised) additional service for mobiles supporting high speed packet data transmission
Finance Minister: The Commonwealth Minister for Finance and Administration
FTTN (Fibre to the Node): an access infrastructure that brings fibre close to the customer with the last few hundred metres to the customer premises being fed by copper. FTTN delivers telephony, broadband data and potentially television services to customer premises
Global Offering: The offer of 2,150,000,000 shares of Telstra in a global offering by the Commonwealth
Government: the Government of the Commonwealth of Australia
GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and email at any time
GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission
HFC: hybrid-fibre coaxial
IP: internet protocol
ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video
ISP (Internet Service Provider): an internet service provider provides the link between an end user and the internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and email services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider
IT: information technology
New World: New World Mobility Holdings Limited
NEXT G™ wireless network: our recently launched 3GSM 850 MHz national wireless broadband network
Optus: Singtel Optus Pty Limited (ABN 90052833208)
Over-allotment Option: under the Global offering, the Commonwealth has granted an option to the Joint Global Co-ordinators to purchase additional shares representing up to 15% of the ultimate offer size to cover over-allotments, if any
PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone services
REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited
Seven: Seven Network Limited and C7 Pty Limited

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SouFun: SouFun Holdings Limited
Telecommunications Act: Telecommunications Act 1997 (Cwth)
Telstra or Telstra Group: Telstra Corporation Limited and its controlled entities as a whole
Telstra Act: Telstra Corporation Act 1991 (Cwth)
Telstra Entity: Telstra Corporation Limited
TPA: Trade Practices Act 1974 (Cwth)
US: United States of America
USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area
VoIP: Voice over Internet Protocol
WAN: wide area network
WAP: wireless application protocol
®: registered trade mark of Telstra Corporation Limited ABN 33 051 775 556

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Terms and Conditions of the Notes

Contents

1 Introduction	48

2 Form	49

3 Denomination	49

4 Currency	50

5 Status	50

6 Negative pledge	50

7 Title	50

8 Title to Australian and New Zealand Domestic Notes	51

9 Transfers of Australian and New Zealand Domestic Notes	52

10 Transfers of Canadian Domestic Notes	53

11 Fixed Rate Notes	54

12 Floating Rate Note and Variable Interest Notes	55

13 Dual Currency Notes	57

14 Partly Paid Notes	57

15 General provisions applicable to interest	58

16 Redemption	59

17 Payments	62

18 Payments in respect of Definitive Bearer Notes	63

19 Payments in respect of Global Notes	64

20 Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes	64

21 Payments in respect of Canadian Domestic Notes	66

22 Taxation	67

23 Time limit for claims	68

24 Events of Default	69

25 Agents	70

26 Replacement of lost or damaged Notes and Coupons	71

27 Meetings of Noteholders	71

28 Variation	71

29 Further issues	72

30 Notices to Noteholders	72

31 Redenomination, renominalisation and reconventioning	73

32 Governing law and jurisdiction	74

33 Third party rights	75

34 Interpretation	75

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The following are the terms and conditions which, as supplemented, amended and/or replaced by the relevant Final Terms, will be endorsed on each Note in definitive bearer form or definitive registered form, or incorporated by reference in or otherwise apply to each Note in certificated registered form or uncertificated registered form, issued under the Program. The terms and conditions applicable to any notes in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under “Summary of provisions relating to Notes while in Global Form ” below.
Part 1 Introduction
1	Introduction

1.1	Program

Telstra Corporation Limited (ABN 33 051 775 556) (“Issuer”) has established a debt issuance program for the issuance of an unlimited principal amount of Notes.

1.2	Final Terms

Notes issued under the Program are issued in Series. Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the first payment of interest). Each Tranche is the subject of the Final Terms which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the relevant Final Terms, the relevant Final Terms prevails.

1.3	Issue documentation

Subject to applicable Directives, the Issuer may issue Notes under the Program in any applicable country including Australia, New Zealand, Canada and countries in Europe and Asia (but not the United States). Notes issued in bearer form or registered form into capital markets outside Australia, New Zealand and the United States will be issued under the Euro Fiscal Agency Agreement or a Registry Services Agreement and have the benefit of the Deed of Covenant. Notes issued in registered form into the Australian and New Zealand capital markets will be issued under the Australian Note Deed Poll and the New Zealand Note Deed Poll respectively. Notes issued in Canada and other jurisdictions outside the United States will be made pursuant to such documentation as the Issuer considers appropriate and in agreement with the Program Documents and relevant Directives.

1.4	The Notes

All subsequent references in these Conditions to “Notes” are to the Notes which are the subject of the relevant Final Terms. Copies of the relevant Final Terms are available for inspection by Noteholders during normal business hours at the Specified Office of the Issuer or the relevant Agent.

1.5	Summaries

Certain provisions of these Conditions are summaries of the Euro Fiscal Agency Agreement, the Australian Registry Services Agreement, the New Zealand Registry Services Agreement and other Program Documents and are subject to their detailed provisions. The Noteholders and Couponholders are bound by, and are taken to have notice of, all the provisions of the relevant Agency Agreement applicable to them. A copy of the relevant Agency Agreement is available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Issuer and the relevant Agents.

1.6	Interpretation

Defined terms and interpretation provisions are set out in Condition 34 (“Interpretation”). References to Euroclear and/or Clearstream, Luxembourg shall, wherever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Euro Fiscal Agent or the relevant Registrar, whether specified in the applicable Final Terms or otherwise.

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Part 2 Form, Denomination and Title
2	Form

2.1	Bearer or registered
(a)	Subject to paragraph (b), the Notes are issued as Bearer Notes or Registered Notes as specified in the applicable Final Terms.

(b)	The Euro Notes are issued as Bearer Notes.
2.2	Definitive Bearer Notes

Definitive Bearer Notes are serially numbered and (other than in the case of Zero Coupon Notes) are issued:
(a)	with Coupons attached;

(b)	if specified in the relevant Final Terms, with Talons for further Coupons attached; and

(c)	if repayable in instalments, with Receipts for the payment of the instalments of principal (other than the final instalment) attached.
2.3	Uncertificated Registered Notes and Global Notes

Uncertificated Registered Notes and Global Notes do not have Coupons, Talons or Receipts attached on issue.

2.4	Certificated Registered Notes

Canadian Domestic Notes are represented by certificates, each certificate representing one or more Notes registered in the name of the recorded holder of such Canadian Domestic Notes.

2.5	Zero Coupon Notes

In these Conditions in relation to Zero Coupon Notes, references to interest (other than in relation to interest due after the Maturity Date), Coupons, Couponholders and Talons are not applicable.

2.6	Exchange of Bearer Notes and Registered Notes not permitted

Bearer Notes may not be exchanged for Registered Notes and vice versa.

3	Denomination

The Notes may be issued (in the case of Bearer Notes) in one or more Specified Denominations and (in the case of Registered Notes) must be issued in a single Specified Denomination or an integral multiple thereof.

Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

The minimum denomination of any Euro Notes must be €50,000 (or its equivalent in other currencies). The equivalent denomination for Notes denominated in an EEA currency other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

Interests in Global Notes will be transferable in multiples of €50,000 (or its equivalent in other currencies) unless otherwise specified in the Final Terms.

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4	Currency

The Notes may be denominated in any Specified Currency, subject to compliance with all applicable legal, regulatory and central bank requirements.

5	Status

5.1	Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Condition 6 (“Negative pledge”)) unsecured obligations of the Issuer.

5.2	Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

6	Negative pledge

6.1	Negative pledge

So long as any Notes of any Series remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:
(a)	Relevant Indebtedness; or

(b)	guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:
(i)	at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or

(ii)	granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes of all Series as may be approved by an Extraordinary Resolution of the Noteholders.
6.2	Associated definitions

In Condition 6.1 (“Negative Pledge”):

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

7	Title

7.1	Scope of this condition

This Condition 7 (“Title”) does not apply to Australian Domestic Notes or New Zealand Domestic Notes.
7.2	Bearer Notes

Title to Bearer Notes, Receipts and Coupons passes by delivery.

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7.3	Recognition of interests

Subject to Condition 7.4 (“Global Notes”), and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Bearer Note, Receipt or Coupon as the absolute owner of the Bearer Note, Receipt or Coupon.

This Condition applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

7.4	Global Notes

For so long as a Bearer Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:
(a)	for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and

(b)	for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.
Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes, except in the case of manifest error.
7.5	Canadian Domestic Notes
(a)	Title to Canadian Domestic Notes passes upon registration in a register which the Issuer must procure to be kept by the Canadian Registrar in accordance with the provisions of the Canadian Registry Services Agreement.

(b)	Subject to Condition 10 (“Transfers of Canadian Domestic Notes”) and except as otherwise required by law, the Issuer and the Canadian Registrar must treat the registered holder of any Canadian Domestic Note as the absolute owner of that Canadian Domestic Note for all purposes, whether or not such Canadian Domestic Note is overdue and notwithstanding any notice of ownership, theft or loss or any writing thereon made by anyone.
8	Title to Australian and New Zealand Domestic Notes

8.1	Defined terms

In this Condition 8:
(a)	“Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be;

(b)	“Register” means the Australian Register or the New Zealand Register, as the case may be; and

(e)	“Registrar” means the Australian Registrar or the New Zealand Registrar, as the case may be.
8.2	Registered form

Each Note takes the form of an entry in the Register. No certificate will be issued in respect of it, unless the Issuer determines that certificates should be made available or that they are required by law.

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8.3	Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:
(a)	a separate and individual acknowledgment to the Noteholder by the Issuer of the indebtedness of the Issuer to that Noteholder;

(b)	an unconditional and irrevocable undertaking by the Issuer to the Noteholder to make all payments of principal and interest in respect of the Note in accordance with these Conditions; and

(c)	an entitlement to the other benefits given to the Noteholders under these Conditions in respect of the relevant Note.
8.4	Register conclusive as to ownership
Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note, subject to correction for fraud or error.
8.5	Non-recognition of interests

Except as required by law, neither the Issuer nor the Registrar is required to recognise:
(a)	a person as holding a Note on any trust; or

(b)	any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.
8.6	Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Issuer is not bound to register more than four persons as joint holders of a Note.
Part 3 Transfers
9	Transfers of Australian and New Zealand Domestic Notes

9.1	Defined terms

In this Condition 9:
(a)	“Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be; and

(b)	“Registrar” means the Australian Registrar or the New Zealand Registrar, as the case may be.
9.2	Transfers in whole

Notes may be transferred in whole but not in part.

9.3	Compliance with laws
Notes may only be transferred if:
(a)	in the case of Australian Domestic Notes, the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors pursuant to Part 6D.2 of the Corporations Act; and

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(b)	the transfer complies with any other applicable Directives.
9.4	Transfer procedures

Australian Domestic Notes must be entered in the Austraclear System. Unless New Zealand Domestic Notes are entered in the Austraclear New Zealand System, application for the transfer of New Zealand Domestic Notes must be made by the lodgment of a transfer form with the New Zealand Registrar. Transfer forms are available from the New Zealand Registrar. Each form must be:
(a)	duly completed;

(b)	accompanied by any evidence as the New Zealand Registrar may require to prove the title of the transferor or the transferor’s right to transfer the New Zealand Domestic Note; and

(c)	signed by both the transferor and the transferee.
Notes entered in the Austraclear System or the Austraclear New Zealand System, are transferable only in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.
9.5	Restrictions on transfers

Transfers will not be registered later than the close of business on:
(a)	in the case of Domestic Australian Notes, the eighth calendar day prior to the Maturity Date; or

(b)	in the case of New Zealand Domestic Notes, the tenth calendar day prior to the Maturity Date.
10	Transfers of Canadian Domestic Notes
10.1	Transfers of interests in Canadian Domestic Notes

Transfers of beneficial interests in Canadian Domestic Notes will be effected by the depositary for the relevant clearing system agreed by the Issuer and the relevant Dealer(s) and, in turn, by other participants and, if appropriate, indirect participants in such clearing system acting on behalf of beneficial transferors and transferees of such interests.

A beneficial interest in a Canadian Domestic Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Canadian Domestic Note only in the Specified Denominations set out in the applicable Final Terms and only in accordance with the rules and operating procedures for the time being of the relevant clearing system and in accordance with the terms and conditions specified in the Canadian Registry Services Agreement.
10.2	Transfers of Canadian Domestic Notes in definitive form

A Canadian Domestic Note in definitive form may, upon the terms and subject to the conditions set forth in the Canadian Registry Services Agreement, be transferred in whole or in part in the Specified Denominations set out in the applicable Final Terms. In order to effect any such transfer:
(a)	the holder or holders must:
(i)	surrender the Canadian Domestic Note for registration of the transfer of that Canadian Domestic Note (or the relevant part of that Canadian Domestic Note) at the specified office of the Canadian Registrar, with the form of transfer thereon duly completed and executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing; and

(ii)	complete and deposit such other certifications as may be required by the Canadian Registrar; and

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(b)	the Canadian Registrar must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request.
Any such transfer will be subject to such reasonable regulations as the Issuer and the Canadian Registrar may from time to time prescribe. Subject as provided above, the Canadian Registrar will, within three Business Days (being for the purpose of this Condition 10 a day on which banks are open for business in the place of the specified office of the Canadian Registrar) of receipt of the form of transfer (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations) authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail to such address as the transferee may request, a new Canadian Domestic Note in definitive form of a like aggregate nominal amount to the Canadian Domestic Note (or the relevant part of the Canadian Domestic Note) transferred. In the case of the transfer of part only of a Canadian Domestic Note in definitive form, a new Canadian Domestic Note in definitive form in respect of the balance of the Canadian Domestic Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent to the transferor.
10.3	Costs of registration

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer of Canadian Domestic Notes as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

10.4	Closed Periods

Neither the Issuer nor the Registrar is required:
(a)	in the event of a partial redemption of Canadian Domestic Notes under Condition 15 (“General provisions applicable to interest”):
(i)	to register the transfer of Canadian Domestic Notes (or parts of Canadian Domestic Notes) during the period beginning on the 15th day before the date of the partial redemption and ending on the day on which notice is given specifying the serial numbers of Canadian Domestic Notes called (in whole or in part) for redemption (both inclusive); or

(ii)	to register the transfer of any Canadian Domestic Note, or part of a Canadian Domestic Note, called for redemption; or
(b)	to register the transfer of Canadian Domestic Notes (or parts of Canadian Domestic Notes):
(i)	during the period of 10 Business Days in London immediately prior to any Record Date in respect of that Note; or

(ii)	during the period commencing on the Record Date in respect of the final Interest Payment Date in respect of that Note and ending on such Interest Payment Date.
Part 4 Interest
11	Fixed Rate Notes
11.1	Application
This Condition 11 (“Fixed Rate Notes”) applies to the Notes only if the relevant Final Terms states that it applies.
11.2	Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, as specified in Condition 14.2 (“Interest Rate”)) from (and including) the Interest Commencement Date

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at the Interest Rate. Interest is payable in arrears on each Interest Payment Date, subject as provided in Condition 17.4 (“Payments on business days”).

11.3	Fixed Coupon Amount

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on that date will amount to the Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, will amount to the Fixed Coupon Amount for the relevant Specified Denomination.

11.4	Calculation of interest payable

The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified is calculated by applying the Interest Rate to the principal amount of the Notes, multiplying the product by the relevant Day Count Fraction.

12	Floating Rate Note and Variable Interest Notes

12.1	Application

This Condition 12 (“Floating Rate Note and Variable Interest Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

12.2	Interest on Floating Rate Notes and Variable Interest Notes

Each Floating Rate Note and Variable Interest Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrear:
(a)	on each Interest Payment Date; or

(b)	if no Interest Payment Date is specified in the relevant Final Terms, each date which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date, or, in the case of the first Interest Payment Date, after the Interest Commencement Date, subject, in each case, as provided in Condition 17.4 (“Payments on business days”).
12.3	Interest Rate

The Interest Rate payable in respect of a Floating Rate Note and Variable Interest Notes must be determined in the manner specified in the applicable Final Terms.

12.4	ISDA Determination

If ISDA Determination is specified in the relevant Final Terms as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate. For the purposes of this condition, “ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:
(a)	the Floating Rate Option is as specified in the relevant Final Terms;

(b)	the Designated Maturity is a period specified in the relevant Final Terms; and

(c)	the relevant Reset Date is either:
(i)	if the relevant Floating Rate Option is for a currency other than Sterling, the second London business day before the first day of that Interest Period; or

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(ii)	in any other case, as specified in the relevant Final Terms.
For the purposes of this definition, “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity” and “Reset Date” have the meanings given to those terms in the ISDA Definitions.
12.5	Screen Rate Determination

If Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time. However:
(a)	if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the Screen Rate is the rate calculated by the Calculation Agent as the arithmetic mean of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or, in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b)	if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but there is an obvious error in that rate, Screen Rate means:
(i)	the rate the Calculation Agent calculates as the arithmetic mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date; or

(ii)	where the Calculation Agent is unable to calculate a rate under sub-paragraph (b)(i) because it is unable to obtain the necessary number of quotes, the rate the Calculation Agent calculates is the arithmetic mean of the rates (being the nearest equivalent to the Reference Rate) in respect of an amount that is representative for a single transaction in that market at that time quoted by two or more institutions chosen by the Calculation Agent in the Relevant Financial Centre at the Relevant Time on the date on which those banks would customarily quote those rates for a period commencing on the first day of the Interest Period to which the relevant Interest Determination Date relates for a period equivalent to the relevant Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith at approximately 11:00am on that day and in an amount that is representative for a single transaction in the market at that time; or
(c)	if the relevant Final Terms specifies an alternate method for the determination of the Screen Rate Determination, then that alternate method will apply.
12.6	Index Linked Interest Notes

If the Index Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable, the Interest Rate(s) applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Final Terms.

12.7	Maximum or Minimum Interest Rate

If the relevant Final Terms specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, then the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

12.8	Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable on or after determining the Interest Rate in relation to each Interest Period, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each Floating Rate Note and Variable Interest Note. The

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amount of interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount by the applicable Day Count Fraction.
12.9	Calculation of other amounts

If the relevant Final Terms specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Final Terms.

12.10	Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the relevant Registrar, the relevant Agent and the relevant Noteholders and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed as soon as possible of:
(a)	each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b)	any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.
The Calculation Agent must give notice under this Condition 12.10 as soon as practicable after such determination but (in the case of each Interest Rate, the amount of interest payable and Interest Payment Date) in any event not later than the fourth day of the relevant Interest Period. Notice must also be given promptly to Noteholders.

The Calculation Agent may amend any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed and the Noteholders after doing so.
12.11	Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions (including the Interest Rate for any Interest Period and the amount of interest payable for any Interest Period in respect of any Note) is, in the absence of manifest error, final and binding on the Issuer, each Noteholder, the relevant Registrar, the relevant Agent and the Calculation Agent.
13	Dual Currency Notes
13.1	Application

This Condition 13 (“Dual Currency Notes”) applies to the Notes only if the relevant Final Terms states that it applies.
13.2	Interest Rate

If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable must be determined in the manner specified in the applicable Final Terms.

14	Partly Paid Notes

14.1	Application

This Condition 14 (“Partly Paid Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

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14.2	Interest Rate

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest accrues on the paid up principal amount of those Notes as specified in the applicable Final Terms.

15	General provisions applicable to interest

15.1	Late payment of Notes (other than Zero Coupon Notes)

Interest ceases to accrue as from the due date for redemption of a Note (other than a Zero Coupon Note) unless upon due presentation (in the case of a Bearer Note), presentation and surrender (in the case of a Canadian Domestic Note) or demand (in the case of an Australian Domestic Note or a New Zealand Domestic Note) payment of the Redemption Amount is not made, in which case interest continues to accrue on it (both before and after any demand or judgment) at the rate then applicable to the outstanding principal amount of the Note or any other default rate specified in the relevant Final Terms until the date whichever is the earlier of:
(a)	the date on which the relevant payment is made to the relevant Noteholder; or

(b)	the seventh day after the date on which the relevant Paying Agent or Registrar has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).
15.2	Late payment of Zero Coupon Notes

If the Redemption Amount payable in respect of any Zero Coupon Note is not paid when due, the Redemption Amount is an amount equal to the sum of:
(a)	the Reference Price; and

(b)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of:
(i)	the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and

(ii)	the day on which the Principal Paying Agent or Registrar has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).
15.3	Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Final Terms):
(a)	all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b)	all amounts denominated in any currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards (save in the case of Japanese Yen which will be rounded down to the nearest Yen);

(c)	all figures must be rounded to five significant figures (with halves being rounded up); and

(d)	all amounts that are due and payable must be rounded to the nearest sub-unit (with halves being rounded up). In this Condition 15.3, “sub-unit” means, in the case of any currency other than euro, the lowest amount of that currency available as legal tender in the country of that currency and, in the case of euro, means one cent.

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Part 5 Redemption and purchase
16	Redemption

16.1	Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:
(a)	the Note has been previously redeemed; or

(b)	the Note has been purchased and cancelled; or

(c)	the Final Terms states that the Note has no fixed maturity date.
16.2	Early redemption for taxation reasons

The Issuer may redeem the Notes in a Series in whole (but not in part) before their Maturity Date at their Early Redemption Amount (Tax) if the Issuer is required under Condition 22.2 (“Withholding tax”) to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:
(a)	if the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the Principal Paying Agent or the Registrar, as the case may be, and the Noteholders (which notice is irrevocable); and

(b)	if, before the issuer gives the notice under paragraph (a), the Principal Paying Agent or the Registrar, as the case may be, has received:
(i)	a certificate signed by two authorised officers of the Issuer; and

(ii)	an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer, that the Issuer would be required under Condition 22.2 (“Withholding tax”) to increase the amount of the next payment due in respect of the Notes of that Series; and
(c)	if the Notes are Fixed Rate Notes, no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due; and

(d)	if the Notes to be redeemed are Floating Rate Notes or Variable Interest Notes:
(i)	the proposed redemption date is an Interest Payment Date; and

(ii)	no notice of redemption may be given more than 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes were then due.
16.3	Early redemption at the option of the Issuer (Issuer call)

If the Final Terms states that the Issuer may redeem all or some of the Notes before their Maturity Date under this Condition 16.3, the Issuer may redeem so many of the Notes specified in the Final Terms at their Early Redemption Amount (Call).

However, the Issuer may only do so if:
(a)	the Issuer has given at least 30 days’ (and no more than 60 days’) (or any other period specified in the relevant Final Terms) notice to the Principal Paying Agent or the Registrar, as the case may be, and the Noteholders; and

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(b)	the proposed redemption date is an Early Redemption Date (Call).
If only some of the Notes in the Series are to be redeemed, the Notes to be redeemed (“Redeemed Notes”) will be selected no later than 30 days before the date fixed for redemption (“Selection Date”):
(i)	in the case of Redeemed Notes represented by Definitive Bearer Notes or Canadian Domestic Notes in definitive form, individually by lot in such European or Canadian city respectively as the Euro Fiscal Agent or Registrar specifies or identified in such other manner or in such other place as the Euro Fiscal Agent or Registrar may approve and deem to be appropriate and fair;

(ii)	in the case of Redeemed Notes represented by a Global Note, in accordance with the rules of the relevant Clearing System; and

(iii)	in the case of Australian Domestic Notes and New Zealand Domestic Notes, in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices and the need to ensure that the prepaid amount of any redeemed Notes must be an integral multiple of the Specified Denomination, subject always to compliance with applicable laws and the requirements of any relevant listing authority, stock exchange and/or quotation system.

In the case of Redeemed Notes represented by Definitive Bearer Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 30.1(a) (“Form”) not less than 15 days (or such shorter period as is specified in the applicable Final Terms) before the date fixed for redemption.

No exchange of the relevant Global Note is permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption under this Condition 16.3. The Issuer must notify the Noteholders of this restriction at least five days (or such shorter period as is specified in the relevant Final Terms) before the Selection Date.
16.4	Early redemption at the option of Noteholders (investor put)

If the relevant Final Terms states that the Noteholder may require the Issuer to redeem all or some of the Notes before their Maturity Date at their Early Redemption Amount (Put) under this Condition 16.4, the Issuer must do so if the following conditions are satisfied.
The conditions are:
(a)	the Noteholder has given at least 45 days’ notice to the Issuer;

(b)	if the Notes to be redeemed are Definitive Notes, they are to be redeemed in whole;

(c)	if the Notes to be redeemed are Registered Notes, the amount of Notes to be redeemed is, or is a multiple of, their Specified Denomination;

(d)	the Noteholder has delivered, to the specified office of the Principal Paying Agent or the Registrar, as the case may be, during normal business hours:
(i)	if the Notes are in Definitive Form, the Notes to be redeemed; and

(ii)	for all Notes, a completed and signed redemption notice (in the form obtainable from the specified office of the Principal Paying Agent, any Paying Agent or the Registrar); and
(e)	the notice referred to in paragraph (d)(ii) specifies:
(i)	a bank account to which the payment should be made or an address to where a cheque for payment should be sent; and

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(ii)	if the Notes to be redeemed are Registered Notes, the Early Redemption Amount (Put) at which those Notes are to be redeemed and, if the Registered Notes are Canadian Domestic Notes and less than the full nominal amount of Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of the Registered Notes is to be sent subject to and in accordance with Condition 9 (“Transfers of Australian and New Zealand Domestic Notes”) or Condition 10 (“Transfer of Canadian Domestic Notes”) respectively.
A Noteholder may not exercise its option under this Condition 16.4 in respect of any Note which is the subject of an exercise by the Issuer of its option to redeem such Note under Condition 16.2 (“Early redemption for taxation reasons”) or Condition 16.3 (“Early redemption at the option of the Issuer (Issuer call)”).
16.5	Calculation of Early Redemption Amounts

Unless otherwise specified in the relevant Final Terms, the Redemption Amount payable on redemption at any time before the Maturity Date of:
(a)	a Note (other than a Zero Coupon Note and a Variable Redemption Note but including any Instalment Note or Partly-Paid Note) is an amount equal to the sum of the outstanding principal amount and interest (if any) accrued on it;

(b)	a Zero Coupon Note is an amount equal to the sum of:
(i)	the Reference Price; and

(ii)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable; and
(c)	a Variable Redemption Note is an amount determined by the Calculation Agent that would on the due date for redemption have the effect of preserving for the Noteholder the economic equivalent of the obligations of the Issuer to make payment of the Final Redemption Amount on the Maturity Date.
Where the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of such Day Count Fraction as may be specified in the Final Terms for the purposes of this Condition 16.5.
16.6	Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Final Terms. In the case of early redemption, the Early Redemption Amount will be determined under Condition 16.5 (“Calculation of Early Redemption Amounts”).

16.7	Partly Paid Notes

Partly Paid Notes will be redeemed at maturity in accordance with the provisions of the applicable Final Terms. In the case of Early Redemption, the Early Redemption Amount will be determined under Condition 16.5 (“Calculation of Early Redemption Amounts”).

16.8	Effect of notice of redemption

Any notice of redemption given under this Condition 16 (“Redemption”) is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

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16.9	Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

16.10	Cancellation
All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under Condition 16.9 (“Purchase”) (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.
Part 6 Payments
17	Payments

17.1	Method of payment

Except to the extent these Conditions provide otherwise:
(a)	payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the Principal Financial Centre of the country of such Specified Currency; and

(b)	payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.
17.2	Payments in U.S. dollars

Despite any Condition, if any amount of principal or interest in respect of Bearer Notes is payable in U.S. dollars, those U.S. dollar payments of principal or interest in respect of those Notes may be made at the Specified Office of a Paying Agent in the United States if:
(a)	the Issuer has appointed Paying Agents with Specified Offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such Specified Offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(b)	payment of the full amount of that principal and interest at all those Specified Offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c)	the payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.
17.3	Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 22 (“Taxation”).

17.4	Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.

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18	Payments in respect of Definitive Bearer Notes

18.1	Presentation of Definitive Bearer Notes, Receipts and Coupons

Payments of:
(a)	principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note;

(b)	interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon;

(c)	instalments of principal in respect of a Definitive Bearer Note, other than the final instalment, will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt and the presentation of the Definitive Bearer Note to which it appertains; and

(d)	the final instalment of principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note.
Each Definitive Bearer Note, Receipt, and Coupon which is required to be presented under these Conditions must be presented at the Specified Office of any Paying Agent outside the United States.
18.2	Validity of Receipts

Receipts presented without the Definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

18.3	Unmatured Receipts

When a Definitive Bearer Note becomes due and repayable, all unmatured Receipts relating to it (whether or not attached) are void and no payment is required to be made in respect of them.

18.4	Fixed Rate Notes and unmatured Coupons

Fixed Rate Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them (including Coupons falling to be issued on exchange of matured Talons).

If any unmatured Coupons are not presented for payment in accordance with this Condition 18.4:
(a)	the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and

(b)	each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under Condition 23 (“Time limit for claims”)) or, if later, five years from the date on which that Coupon would otherwise have become due.
18.5	Fixed Rate Notes and unmatured Talons

If a Fixed Rate Note in definitive bearer form becomes due and repayable before its Maturity Date, all unmatured Talons appertaining to it are void and no further Coupons will be issued in respect of them.

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18.6	Other Definitive Bearer Notes and unmatured Coupons and Talons

When any Floating Rate Notes or Variable Note in definitive bearer form becomes due and repayable, all unmatured Coupons and Talons relating to it (whether or not attached) are void and no payment or, as the case may be, exchange for further Coupons may be made in respect of them.

If the due date for redemption of any Definitive Bearer Note is not an Interest Payment Date, any interest accrued in respect of that Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date is payable only against presentation and surrender of the relevant Definitive Bearer Note.
19	Payments in respect of Global Notes

19.1	Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:
(a)	against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and

(b)	otherwise in the manner specified in the relevant Global Note.
19.2	Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is prima facie evidence that the payment in question has been made.
19.3	Holders of Global Notes entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:
(a)	the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and

(b)	each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream Luxembourg, as the case may be, for that person’s share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.
19.4	Registered Notes

This Condition 19 does not apply to Global Notes that are Registered Notes. Payment in respect of Australian Domestic Notes and New Zealand Domestic Notes are covered in Condition 20 and Canadian Domestic Notes in Condition 21.

20	Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes

20.1	Defined terms

In this Condition 20:
(a)	“Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case maybe;

(b)	“Registrar” means the Australian Registrar or the New Zealand Registrar, as the case may be; and

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(c)	“Registry Services Agreement” means the Australian Registry Services Agreement or the New Zealand Registry Services Agreement, as the case may be.
20.2	Registrar is principal paying agent

The Registrar will act as principal paying agent for Notes under the Registry Services Agreement.

20.3	Method of payment — Notes in a Clearing System

If Notes are held in the Austraclear System or the Austraclear New Zealand System, payments of:
(a)	interest will be made to the person registered at the close of business on the relevant Record Date as the holder of such Note;

(b)	principal in respect of Australian Domestic Notes will be made to the persons registered at 10.00am on the payment date as the holder of such Notes; and

(c)	principal in respect of New Zealand Domestic Notes will be made to the persons registered as the holder of such Notes at the opening of business on the payment date, in each case by crediting on the relevant payment date the amount then due to the account of the Noteholder in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.
20.4	Method of payment — Notes not in a Clearing System

If Notes are not held in the Austraclear System or the Austraclear New Zealand System, payments of:
(a)	interest will be made to the persons registered at the close of business on the relevant Record Date as the holders of such Notes; and

(b)	principal will be made to the persons registered at 10.00am on the payment date as the holder of such Notes, in each case subject in all cases to normal banking practice and all applicable laws and regulations. Payment will be made:
(c)	by cheques despatched by post on the relevant payment date at the risk of the Noteholder; or

(d)	at the option of the Noteholder by the Registrar giving irrevocable instructions for the effecting of a transfer of the relevant funds to an account in Australia or New Zealand, as the case may be, specified by the Noteholder to the Registrar; or

(e)	in any other manner in which the Registrar and the Noteholder agree.
In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Registrar gives irrevocable instructions for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Registrar is shown, to the satisfaction of the Registrar, not to have reached the Noteholder and the Registrar is able to recover the relevant funds, the Registrar may make such other arrangements as it thinks fit for the effecting of the payment.

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21	Payments in respect of Canadian Domestic Notes

21.1	Defined terms

In this Condition 21:
(a)	“Designated Account” means the account maintained by a holder with a Designated Bank and identified as such in the Register;

(b)	“Designated Bank” means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency and (in the case of a payment in euro) any bank which processes payments in euro;

(c)	“Note” means a Canadian Domestic Note;

(d)	“Paying Agent” means a Canadian paying agent appointed in respect of the Notes;

(e)	“Register” means the Canadian Register; and

(f)	“Registrar” means the Canadian Registrar.
21.2	Method of payment

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of that Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of that Note appearing in the Register at the close of business on the Record Date.

Notwithstanding the previous paragraph, if:
(a)	a Noteholder does not have a Designated Account; or

(b)	the nominal amount of the Canadian Domestic Notes held by a holder is less than C$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below).
21.3	Determination
(a)	Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the Business Day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a Business Day) before the Record Date at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three Business Days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Note, the payment may be made by transfer to the Designated Account on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each such Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal in respect of such Note.

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(b)	Holders of Notes are not entitled to any interest or other payment for any delay in receiving any amount due in respect of any such Note as a result of a cheque posted in accordance with this Condition 21 arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of such Notes.

(c)	None of the Issuer, the Registrar or the Agents have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
22	Taxation

22.1	No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law.

22.2	Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:
(a)	the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b)	subject to Condition 22.3 (“Withholding tax exemptions”), if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph (b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.
22.3	Withholding tax exemptions

Condition 22.2(b) (“Withholding tax”) will not apply in relation to any payments in respect of any Note:
(a)	to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories, other than:
(i)	the mere holding of such Note; or

(ii)	receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or

(b)	more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Condition 22.2(b) (“Withholding tax”) on presenting the same, or making demand, for payment on the last day of the period of 30 days; or

(c)	on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or

(d)	on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or

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procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where (in the case of Bearer Notes) the relevant Note is presented for payment or (in the case of Registered Notes) where the demand for payment is made; or

(e)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f)	which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU; or

(g)	in such other circumstances as may be specified in the Final Terms.
22.4	New Zealand resident withholding tax exemptions

Each holder of a New Zealand Domestic Note who holds a certificate of exemption from New Zealand resident withholding tax under section NF 9 of the Income Tax Act 1994 (N.Z.) or section NF 9 of the Income Tax Act 2004 (N.Z.) must provide to the Issuer or the New Zealand Registrar either the original or a certified copy of that certificate, unless the holder is a registered bank under the Reserve Bank of New Zealand Act 1989.

The Issuer and the New Zealand Registrar may treat the holder of a New Zealand Domestic Note as not holding a certificate of exemption if:
(a)	the holder fails to comply with the above; or

(b)	the Issuer is otherwise not satisfied that the holder holds such a certificate.
The Issuer may require the holder of a New Zealand Domestic Note who claims any exemption from New Zealand non-resident withholding tax to provide such evidence as the Issuer may require to satisfy itself that the holder of a New Zealand Domestic Note has a right to any such exemption.
23	Time limit for claims

23.1	Time limit

A claim against the Issuer for a payment under a Note (whether in bearer or registered form), Receipt or Coupon (which in this Condition 23.1, does not include a Talon) is void unless presented for payment within 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

23.2	Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of a Registered Note to the extent that:
(a)	the relevant Registered Note certificate (if any) has not been surrendered to the Registrar within; or

(b)	a cheque which has been duly despatched in the Specified Currency remains uncashed at the end of the period of:
10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

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23.3	Void payments

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void under these Conditions.
Part 7 Default
24	Events of Default

24.1	Event of Default

An Event of Default occurs in relation to a Series of Notes if:
(a)	(payment default) the Issuer does not pay any amount in respect of the Notes of the relevant Series or any of them within five Business Days of the due date for payment; or

(b)	(other default) the Issuer does not comply with its other obligations under or in respect of the Notes of the relevant Series and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or

(c)	(cross default) any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:
(i)	its due date; or

(ii)	the end of any applicable period of grace, whichever is the later; or
(d)	(representation or warranty) a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or

(e)	(insolvency) an Insolvency Event occurs in respect of the Issuer; or

(f)	(administration) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or

(g)	(obligations unenforceable) any of the Notes, the Deed of Covenant, the Australian Note Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.
24.2	Associated definition

In Condition 24.1 (“Event of Default”):

“Insolvency Event” means the happening of any of these events:
(a)	except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or

(b)	the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or

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(c)	the Issuer is or states that it is unable to pay its debts when they fall due; or

(d)	execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.
24.3	Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes of any Series or any of them, a Noteholder in that Series may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its Final Redemption Amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.
Part 8 General
25	Agents

25.1	Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.
25.2	Appointment and replacement of Agents

The initial Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Final Terms. Subject to Condition 25.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Agent and to appoint a successor fiscal agent or Calculation Agent and additional or successor agents.

25.3	Required Agents

The Issuer shall:
(a)	at all times maintain a Euro Fiscal Agent and (for so long as there are any Australian Domestic Notes Outstanding) an Australian Registrar and (for so long as there are any New Zealand Domestic Notes Outstanding) a New Zealand Registrar and (for so long as there are any Canadian Domestic Notes Outstanding) a Canadian Registrar;

(b)	if a Calculation Agent is specified in the relevant Final Terms, at all times maintain a Calculation Agent;

(c)	if and for so long as the Notes are admitted to the Official List of the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of FSMA and to trading on the Market and admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, maintain a Paying Agent having its Specified Office in London and/or in such other place as may be required by such listing authority, stock exchange and/or quotation system; and

(d)	maintain a Paying Agent in an EU member state that will not be obligated to withhold or deduct tax pursuant to European Council Directive 2003/481EC or any law implementing or complying with that Directive.
Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

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26	Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of:
(a)	the Euro Fiscal Agent, in the case of Bearer Notes;

(b)	the Registrar, in the case of certificated Registered Notes; and

(c)	if the Notes are then listed on any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.
27	Meetings of Noteholders

27.1	Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Noteholders of any Series to consider any matter affecting their interest, including the modification of these Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.
27.2	Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders of any Series is binding on all Noteholders of such Series, whether or not they are present at the meeting, and on all Couponholders relating to Notes of such Series.
28	Variation

28.1	Variation of Notes and Conditions

The Notes, these Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

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28.2	Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:
(a)	it is of a formal, minor or technical nature; or

(b)	it is made to correct a manifest error; or

(c)	it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.
28.3	Notice

Notice of any amendment or variation of the Notes, these Conditions or any Program Document shall promptly be given to the Noteholders.

29	Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of any particular Series.

30	Notices to Noteholders

30.1	Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and:

(a)
(i)	if the Note is a Bearer Note, it may be given, and as long as the Notes are listed on the Official List and admitted to trading on the Market it will be given, in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe; or

(ii)	(if permitted by the relevant listing authority, stock exchange and/or quotation system) in the case of Notes represented by a Temporary Global Note, a Permanent Global Note or a Canadian Domestic Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes; or
(b)	if the Note is an Australian Domestic Note, it may be given in an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(c)	if the Note is a New Zealand Domestic Note, it may be given in an advertisement published in each of the New Zealand Herald and The Dominion Post or any other newspaper or newspapers circulating in New Zealand generally; or

(d)	if the Note is a Registered Note (including an Australian Domestic Note or a New Zealand Domestic Note) by being sent by prepaid post (airmail if appropriate) or left at the address of each Noteholder or any relevant Noteholder as shown in the relevant Register at the close of business on the day which is three Business Days prior to the dispatch of the relevant notice or communication; or

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(e)	if the Final Terms for the Note specifies an additional or alternate newspaper then by publication in that newspaper.
30.2	When effective

A notice given in accordance with Condition 30.1 (“Form”) will be taken to be duly given:
(a)	in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or

(b)	in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery; or

(c)	in the case of Registered Notes:
(i)	in the case of a letter, on the fifth day after posting; and

(ii)	in the case of a facsimile, on receipt by the sender of a successful transmission report; and

(iii)	in the case of publication in a newspaper, on the date of publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).
30.3	Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

31	Redenomination, renominalisation and reconventioning

31.1	Application

This Condition 31 (“Redenomination, renominalisation and reconventioning”) applies to the Notes only if the relevant Final Terms states that it applies.

31.2	Notice of redenomination

If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders on giving at least 30 days’ prior notice to the Noteholders and the Paying Agents, designate a date (“Redenomination Date”), being an Interest Payment Date under the Notes falling on or after the date on which such country becomes a Participating Member State.

31.3	Redenomination

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:
(a)	the Notes are taken to be redenominated into euro in the denomination of euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into euro at the rate for conversion of such currency into euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations). However, if the Issuer determines, with the agreement of the Euro Fiscal Agent that the then market practice in respect of the redenomination into euro 0.01 of internationally offered securities is different from that specified above, such provisions will be taken to be amended so as to comply with such market practice and the Issuer must promptly notify the Noteholders, each stock exchange (if any) on which the Notes are then listed and the Paying Agents of such deemed amendments;

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(b)	if Notes have been issued in definitive form:
(i)	all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) wilt become void with effect from the date (“Euro Exchange Date”) on which the Issuer gives notice (“Euro Exchange Notice”) to the Noteholders that replacement Notes and Coupons denominated in euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(ii)	the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 31) shall remain in full force and effect; and

(iii)	new Notes and Coupons denominated in euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and
(c)	all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in euro by cheque drawn on, or by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the Principal Financial Centre.
31.4	Interest

Following redenomination of the Notes pursuant to this Condition 31, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

31.5	Interest Determination Date

If the Floating Rate Note Provisions are specified in the relevant Final Terms as being applicable and Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination Date shall be taken to be the second Target Settlement Day before the first day of the relevant Interest Period.

32	Governing law and jurisdiction

32.1	Governing law

The Bearer Notes and Canadian Domestic Notes are governed by, and shall be construed in accordance with, English law. The Australian Domestic Notes are governed by and shall be construed in accordance with the law of the Australian Capital Territory. The New Zealand Domestic Notes are governed by and shall be construed in accordance with the law of New Zealand (each of these laws being the law of a “Relevant Jurisdiction”).

32.2	Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the courts of the Relevant Jurisdiction have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, “Proceedings” and “Disputes”) and, for such purposes, irrevocably submits to the jurisdiction of such courts.

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32.3	Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of the Relevant Jurisdiction being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

32.4	Process agent — England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer’s behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

32.5	Process agent — New Zealand

The Issuer agrees that the process by which any Proceedings in New Zealand are begun may be served on it by being delivered to General Counsel, TelstraClear Limited, Smales Farm Office Park, corner Northcote and Taharato Road, Takapuna, Auckland or any other manner permitted by the laws of New Zealand.

32.6	Non-exclusivity

The submission to the jurisdiction of the courts of a Relevant Jurisdiction does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

33	Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

34	Interpretation

34.1	Definitions

In these Conditions, the following expressions have the following meanings:

Accrual Yield has the same meaning as in the relevant Final Terms.

Additional Business Centre(s) means each city specified as such in the relevant Final Terms.

Additional Financial Centre(s) means each city specified as such in the relevant Final Terms.

Agency Agreement means:
(a)	the Euro Fiscal Agency Agreement;

(b)	the Australian Registry Services Agreement;

(c)	the New Zealand Registry Services Agreement;

(d)	the Canadian Registry Services Agreement; and

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(e)	such other agency agreement as the Issuer may enter into in relation to an issue of Notes under the Program.
Agent means the Euro Fiscal Agent, each Registrar, each Paying Agent, each Calculation Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.
Austraclear means Austraclear Limited (ABN 94 002 060 773).
Austraclear New Zealand Regulations means the regulations known as the “Austraclear New Zealand System Rules” established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System.
Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.
Austraclear Regulations means the regulations known as the “Regulations and Operating Manual” established by Austraclear to govern the use of the Austraclear System.
Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.
Australian Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under the Australian Note Deed Poll, the details of which are recorded in, and evidenced by, inscription in the Australian Register.
Australian Note Deed Poll means any Australian note deed poll so entitled made by the Issuer in favour of Noteholders in relation to the Program.
Australian Register means a register, including any branch register, of Noteholders of Australian Domestic Notes established and maintained by or on behalf of the Issuer.
Australian Registrar means in relation to Australian Domestic Notes, Austraclear Services Limited (ABN 28 003 284 419) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain the relevant Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.
Australian Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” between the Issuer and Austraclear Services Limited dated 31 October 2001 in relation to the Australian Domestic Notes.
Bearer Note means a Note which is in bearer form.
Business Day means:
(a)	in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Financial Centre; and

(b)	in relation to any sum payable in Australian dollars, a day which banks are open for general banking business in Sydney and Melbourne and in each Additional Financial Centre (if any) (not being a Saturday, Sunday or public holiday in that place);

(c)	in relation to any sum payable in New Zealand dollars, a day which banks are open for general banking business in Wellington and Auckland and in each Additional Financial Centre (if any) (not being a Saturday, Sunday or public holiday in that place); and

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(d)	in relation to any sum payable in any other currency, a day on which commercial banks and foreign exchange markets settle payments and are open for general business in the Principal Financial Centre of the relevant currency and in each (if any) Additional Financial Centre.
Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Final Terms, in relation to any date applicable to any Note, have the following meanings:
(a)	Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;

(b)	Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day;

(c)	Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day;

(d)	FRN Convention, Floating Rate Convention or Eurodollar Convention means that the date which numerically corresponds to the preceding date in the calendar month which is the number of months specified in the relevant Final Terms as the Specified Period after the calendar month in which the preceding date occurred, provided however:
(i)	if there is no such numerically corresponding day in the calendar month in which that date should occur, then that date is the last day which is a Business Day in that calendar month;

(ii)	if any such date would otherwise fall on a day which is not a Business Day, the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which case the date is brought forward to the first preceding day which is a Business Day; and

(iii)	if the preceding date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and
(e)	No Adjustment means that the relevant date shall not be adjusted in accordance with any Business Day Convention.
Calculation Agent means the Euro Fiscal Agent or any other person specified in the relevant Final Terms as the party responsible for calculating the Interest Rate and the amount of interest payable in respect of that Note for that Interest Period or such other amount(s) as may be specified in the relevant Final Terms.
Canadian Domestic Note means a medium term registered debt obligation of the Issuer, issued in global form or, in certain limited circumstances in definitive form, in or substantially in the form set out in the Canadian Registry Services Agreement, the details of which are recorded in, and evidenced by inscription, in the Canadian Register.
Canadian Register means a register, including any branch register, of Noteholders of Canadian Domestic Notes established and maintained by or on behalf of the Issuer.
Canadian Registrar means in relation to Canadian Domestic Notes, such person appointed by the Issuer pursuant to a Canadian Registry Services Agreement to maintain the Canadian Register in relation to Canadian Domestic Notes and perform such payment and other duties as specified in that agreement.

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Canadian Registry Services Agreement means any agreement between the Issuer and the Canadian Registrar in relation to the Canadian Domestic Notes.
Clearing System means Euroclear, Clearstream, Luxembourg, the Austraclear System, the Austraclear New Zealand System and any other clearing system designated as such in a relevant Final Terms.
Clearstream, Luxembourg means Clearstream Banking, societe anonyme.
Common Depositary means, in relation to a Series of Notes, the common depositary for Euroclear and Clearstream, Luxembourg.
Condition means the correspondingly numbered condition in these terms and conditions.
Corporations Act means the Corporations Act 2001 of Australia.
Coupon means a bearer interest coupon appertaining to a Definitive Note (other than a Zero Coupon Note) in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
Couponholders means, in respect of a Series, the holders of the Coupons and includes, where applicable, the Talonholders.
Day Count Fraction means, in respect of the calculation of an amount for any period of time (“Calculation Period”), the day count fraction specified in these Conditions or the relevant Final Terms and:
(a)	if “Actual/Actual (ICMA)” is so specified, means:
(i)	where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii)	where the Calculation Period is longer than one Regular Period, the sum of:
(A)	the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)	the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;
(b)	if “Actual/365” or “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:
(i)	the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)	the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);
(c)	if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

(d)	if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

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(e)	if “30/360” is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months unless:
(i)	the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii)	the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);
(f)	if “30E/360” or “Eurobond Basis” is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g)	if “RBA Bond Basis” or “Australian Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year;

(h)	if “NZ Govt Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year; and

(i)	any other Day Count Fraction specified in the relevant Final Terms.
Deed of Covenant means any deed of covenant so entitled made by the Issuer in connection with the Program.
Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons, Talons or Receipts attached on issue in definitive form.
Directive means:
(a)	a law; or

(b)	a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).
Dual Currency Note means a Note in respect of which payments of principal or interest or both are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases as indicated in the applicable Final Terms.
Early Redemption Amount (Call) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Early Redemption Amount (Put) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Early Redemption Amount (Tax) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Early Redemption Date (Call) means the date so described in the relevant Final Terms.
Early Redemption Date (Put) means the date so described in the relevant Final Terms.

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Early Termination Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Final Terms.
EEA means the European Economic Area.
EEA State means a Member State of the EEA which has implemented the Prospectus Directive.
EU means the European Union.
Euro Fiscal Agency Agreement means the euro fiscal agency agreement so entitled dated 31 October 2001, as amended and restated on 15 October 2002, supplemented on 14 November 2003 and amended on 23 September 2005 and 12 October 2006 between the Issuer and Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A.
Euro Fiscal Agent means, in relation to any Notes, the person appointed to act as issuing and principal paying agent, or any successor issuing and principal paying agent appointed, under the Euro Fiscal Agency Agreement and/or such other issuing and paying agent in relation to any Notes as may from time to time be appointed by the Issuer.
Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.
Euro Note means any Note admitted to trading on an exchange in the EEA or offered to the public in an EEA State in a manner that requires the publication of a prospectus under the Prospectus Directive. “Offered to the public” means, for the purposes of this definition, the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EEA State by any measure implementing the Prospectus Directive in that EEA State.
Event of Default means an event so described in Condition 24 (“Events of Default”).
Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.
Final Redemption Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Final Terms means, in respect of a Tranche, a Final Terms specifying the relevant issue details for that Tranche.
Financial Services and Markets Act means the Financial Services and Markets Act 2000 of the United Kingdom.
Fixed Coupon Amount has the meaning given in the relevant Final Terms.
Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrears on a fixed date or fixed dates in each year and on redemption or on such other dates as indicated in the applicable Final Terms.
Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of such other period or on such date(s) as specified in the applicable Final Terms.
Global Note means:
(a)	in respect of Bearer Notes, a Temporary Global Note or, as the context may require, a Permanent Global Note; and

(b)	in respect of Canadian Domestic Notes, a Registered Global Note.

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Index Linked Interest Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the applicable Final Terms.
Index Linked Note means an Index Linked Interest Note or an Index Linked Redemption Amount Note, as the case may be.
Index Linked Redemption Amount Note means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index or a formula or both as specified in the applicable Final Terms.
Instalment Amount means the amount so described in the relevant Final Terms.
Instalment Date means the date so described in the relevant Final Terms.
Instalment Note means a Note in respect of which the principal amount is payable in one or more instalments, as specified in the applicable Final Terms.
Interest Commencement Date means the Issue Date of the Notes or any other date so described in the relevant Final Terms.
Interest Determination Date means the date so described in the relevant Final Terms.
Interest Payment Date means each date so described in, or determined in accordance with, the relevant Final Terms and, if a Business Day Convention is specified in the relevant Final Terms:
(a)	as adjusted in accordance with the relevant Business Day Convention; or

(b)	if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Final Terms as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case).
Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:
(a)	the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b)	the final Interest Period ends on (but excludes) the Maturity Date.
Interest Rate means each rate of interest (expressed as a percentage per annum) payable in respect of the Notes specified in the relevant Final Terms or calculated or determined in accordance with the provisions of these Conditions or the relevant Final Terms.
ISDA Definitions means the 2002 ISDA Definitions (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) published by the International Swaps and Derivatives Association, Inc.
Issue Date means the date on which a Note is, or is to be issued, as specified or determined in accordance with the relevant Final Terms.
Issue Price means, in respect of a Note, the price at which such Note is issued as agreed between the Issuer and the relevant Dealers.
Issuer means Telstra Corporation Limited (ABN 33 051 775 556).
Margin means the margin specified in, or determined in accordance with, the relevant Final Terms.

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Market means the London Stock Exchange’s Gilt-Edged and Fixed Income Market.
Maturity Date means, in relation to a Note, the date specified in the relevant Final Terms as the date for redemption of that Note or, in the case of an amortising Note, the date on which the last instalment of principal is payable.
Maximum Redemption Amount has the meaning given in the relevant Final Terms.
Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or such other Program Document as is specified from time to time.
Minimum Redemption Amount has the meaning given in the relevant Final Terms.
New Zealand Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under, the New Zealand Note Deed Poll, the details of which are recorded and evidenced by inscription in, the New Zealand Register.
New Zealand Note Deed Poll means any New Zealand note deed poll so entitled made by the Issuer in favour of Noteholders in connection with the Program.
New Zealand Register means a register, including any branch register, of Noteholders of New Zealand Domestic Notes established and maintained by or on behalf of the Issuer.
New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain the relevant Register in relation to New Zealand Notes and perform such payment and other duties as specified in that agreement.
New Zealand Registry Services Agreement means the agreement between the Issuer and the New Zealand Registrar in relation to New Zealand Domestic Notes, titled “New Zealand Registry Services Agreement” executed on or about 15 October 2002.
Note means an Australian Domestic Note, a New Zealand Domestic Note, or any negotiable bearer or registered bond, note or other debt instrument issued, or to be issued, under the Program.
Noteholder means, in respect of a Note:
(a)	the bearer for the time being of an outstanding Bearer Note, Coupon, Talon or Receipt; or

(b)	the person whose name is entered in the Register as the holder of a Registered Note; or

(c)	where there are joint holders of a Registered Note, the persons whose names appear in the Register as joint holders of the Note; or

(d)	for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or a nominee thereof or the Common Depositary, as the case may be.
Outstanding means in relation to the Notes of all or any Series, all of the Notes of such Series other than:
(a)	Notes which have been redeemed or satisfied in full by the Issuer; or

(b)	Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or

(c)	Notes which have been purchased or cancelled in accordance with Condition 16.10 (“Cancellation”); or

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(d)	Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of Condition 23 (“Time limit for claims”); or

(e)	those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under Condition 26 (“Replacement of lost or damaged Notes and Coupons”); or

(f)	any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Conditions or any relevant Program Document.
Participating Member State means a Member State of the EU which adopts the euro as its lawful currency in accordance with the Treaty.
Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.
Paying Agent means, in relation to any Notes, the Euro Fiscal Agent, the Australian Registrar, the New Zealand Registrar, the Canadian Registrar and any person appointed to act as paying agent, or any successor paying agent, appointed under the relevant Agency Agreement and such other paying agent in relation to any Notes as may from time to time be appointed by the Issuer.
Payment Business Day means:
(a)	if the currency of payment is euro, any day which is:
(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of debt securities and for dealings in euro; and

(ii)	a TARGET Settlement Day and a day on which dealings in euro may be carried on in each (if any) Additional Financial Centre; or
(b)	if the currency of payment is not euro, any day which is:
(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of debt securities and for dealings in foreign currencies; and

(ii)	in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre.
Permanent Global Note means a Global Note in permanent global form representing Bearer Notes of one or more Tranches of the same series in or substantially in the form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.
Principal Financial Centre means:
(a)	in relation to euro, it means the principal financial centre of the Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;
(b)	in relation to Australian dollars, it means either Sydney or Melbourne as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;
(c)	in relation to New Zealand dollars, it means either Wellington or Auckland as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(d)	in relation to any currency, the principal financial centre for that currency.

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Principal Paying Agent means, in relation to any Notes, the person specified as such in the relevant Final Terms.
Program means the program for the issuance of Notes established by the Issuer and described in Condition 1.1 (“Program”).
Program Documents means:
(a)	each Agency Agreement;

(b)	the Deed of Covenant;

(c)	the Australian Note Deed Poll;

(d)	the New Zealand Note Deed Poll,
and any other agreement, deed or document which the Issuer acknowledges in writing from time to time to be a Program Document.
Prospectus Directive means Directive 2003/7 I/EC of the European Parliament.
Receipt means a payment receipt relating to the payment of principal on a Note in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
Receiptholder means, in respect of a Series, the holders of the Receipts.
Record Date means, in the case of payments of interest, the close of business in the place where the relevant Register is maintained on:
(a)	in the case of Australian Domestic Notes, the eighth calendar day before the relevant date for payment or any date so described in the relevant Final Terms;
(b)	in the case of New Zealand Domestic Notes, the tenth calendar day before the relevant date for payment or any date so described in the Final Terms; and
(c)	in the case of Canadian Domestic Notes, the fifteenth calendar day before the relevant date for payment or any date so described in the Final Terms.
Redemption Amount means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Early Redemption Amount (Call), the Early Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Final Terms.
Reference Banks means the institutions so described in the relevant Final Terms or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.
Reference Price has the meaning given in the relevant Final Terms.
Reference Rate means the rate so described in the relevant Final Terms.
Register means:
(a)	in relation to Australian Domestic Notes, the Australian Register;

(b)	in relation to the New Zealand Domestic Notes, the New Zealand Register; and

(c)	in relation to Canadian Domestic Notes, the Canadian Register.

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Registered Global Note means a Canadian Domestic Note in global form representing Canadian Domestic Notes of one or more Tranches of the same Series in or substantially in the form set out in the Canadian Registry Services Agreement or in such other form as may be agreed between the Issuer, the Canadian Registrar and the relevant Dealer(s).
Registered Note means:
(a)	an Australian Domestic Note;

(b)	a New Zealand Domestic Note;

(c)	a Canadian Domestic Note; or

(d)	such other Note issued in registered form which is specified as such in the applicable Final Terms.
Registrar means:
(a)	in relation to Australian Domestic Notes, the Australian Registrar;

(b)	in relation to New Zealand Domestic Notes, the New Zealand Registrar; and

(c)	in relation to Canadian Domestic Notes, the Canadian Registrar.
Registry Services Agreement means:
(a)	in the case of Australian Domestic Notes, the Australian Registry Services Agreement;

(b)	in the case of New Zealand Domestic Notes, the New Zealand Registry Services Agreement; and

(c)	in the case of Canadian Domestic Notes, such registry services agreement as agreed between the Issuer and the Canadian Registrar.
Regular Period means:
(a)	in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b)	in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)	in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date failing at the end of the irregular Interest Period.
Relevant Date means, in relation to any payment, whichever is the later of:
(a)	the date on which the payment in question first becomes due; and

(b)	if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on

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which (the full amount having been so received) notice to that effect has been given to the Noteholders.
Relevant Financial Centre has the meaning given in the relevant Final Terms.
Relevant Screen Page means:
(a)	the page, section or other part of a particular information service (including, without limitation, the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the relevant Final Terms; or
(b)	any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.
Relevant Time means the time so described in the relevant Final Terms.
Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.
Series means each original issue of a Tranche of Notes, together with the issue of any further Tranche of Notes, expressed to form a single Series with the original issue and the Notes comprising such Tranches being identical in every respect except for the Issue Date, Issue Price and Interest Commencement Date of the Tranche and, in respect of the first interest payment (if any). A Series may comprise Notes in more than one denomination.
Specified Currency means the currency specified in the relevant Final Terms including Australian Dollars (“AUD”), Canadian Dollars (“CAD”), Euro (“Euro”), euro (“euro”), Hong Kong Dollars (“HKD”), Japanese Yen (“JPY”), New Zealand Dollars (“NZD”), Singapore Dollars (“SGD”), Sterling (“GBP”), and United States dollars (“USD”), or any other freely transferable and freely convertible currency.
Specified Denomination has the meaning given in the relevant Final Terms.
Specified Office means, in relation to a person, the office specified in the most recent Prospectus for the Program as such other address as is notified to Noteholders from time to time.
Specified Period has the meaning given in the relevant Final Terms.
Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.
Talonholders in respect of a Series, means the holders of the Talons.
Talons means the bearer talons (if any) appertaining to, and exchangeable in accordance with their provisions for the further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note) in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
TARGET Settlement Day means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.
Tax Act means the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the context requires.

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Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).

Temporary Global Note means a Global Note in temporary global form representing Bearer Notes of one or more Tranches of the same Series, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.

Tranche means a tranche of Notes specified as such in the relevant Final Terms issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise Notes in more than one denomination).

Treaty means the Treaty establishing the European Communities, as amended by the Treaty on European Union.

Variable Interest Note means an Index Linked Interest Note or any other variable interest rate note other than a Floating Rate Note.

Variable Note means a Variable Redemption Note and Variable Interest Note.

Variable Redemption Note means an Index Linked Redemption Note or Dual Currency Note.

Zero Coupon Note means a Note which does not carry an entitlement to periodic payment of interest prior to the redemption date of such Note and which is issued at a discount to its face value.
34.2	References to certain general terms
Unless the contrary intention appears, a reference in these Conditions to:
(a)	a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)	anything (including an amount) is a reference to the whole and each part of it;

(c)	a document (including these Conditions) includes any variation or replacement of it;

(d)	law means common law, principles of equity, and laws made by any parliament and regulations and other instruments under those laws and consolidations, amendments, re-enactments or replacements of any of them);

(e)	an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(f)	the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority; and

(g)	a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.
34.3	Number

The singular includes the plural and vice versa.

34.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

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34.5	References

Unless the contrary intention appears, in these Conditions:
(a)	a reference to a Noteholder is a reference to the holder of Notes of a particular Series and includes Couponholders, Talonholders and Receiptholders (if any);

(b)	a reference to a Note is a reference to a Note of a particular Series and includes:
(i)	any Coupon, Receipt or Talon in relation to that Note; and

(ii)	any replacement Note, Coupon, Receipt or Talon issued under the Conditions;
(c)	if Talons are specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Coupons are taken to include references to Talons; and

(d)	if Talons are not specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Talons are not applicable.
34.6	References to principal and interest

Unless the contrary intention appears, in these Conditions:
(a)	any reference to “principal” is taken to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 22 (“Taxation”), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b)	any reference to “interest” is taken to include any additional amounts in respect of interest which may be payable under Condition 22 (“Taxation”) and any other amount in the nature of interest payable in respect of the Notes under these Conditions; and

(c)	if an expression is stated as having the meaning given in the relevant Final Terms, but the relevant Final Terms gives no such meaning or specifies that such expression is “Not Applicable” then such expression is not applicable to the Notes.

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Taxation
Australian Taxation
The following is a summary of the taxation treatment under the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia (together, “Australian Tax Act”) at the date of this Prospectus, of payments of interest (as defined in the Australian Tax Act) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities).
Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.
1	Interest withholding tax
An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act (“IWT”) is available in respect of the Notes issued by an Issuer under section 128F of the Australian Tax Act if the following conditions are met:
(a)	the Issuer is a resident of Australia when it issues the Notes and when interest is paid. Interest is defined to include amounts in the nature of, or in substitution for, interest and certain other amounts;

(b)	the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:
(i)	offers to 10 or more unrelated financiers or securities dealers;

(ii)	offers to 100 or more investors;

(iii)	offers of listed Notes;

(iv)	offers via publicly available information sources; and

(v)	offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;
(c)	the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes), except as permitted by section 128F(5) of the Australian Tax Act; and
(d)	at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.
Associates
An “associate” of an Issuer for the purposes of section 128F of the Australian Tax Act when the Issuer is not a trustee includes (i) a person or entity which holds more than 50 per cent of the voting shares in, or otherwise controls, the Issuer, (ii) an entity in which more than 50 per cent of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity which is an “associate” of another person or company which is an “associate” of the Issuer under any of the foregoing.

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However, “associate” does not include:
(A)	onshore associates (ie Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B)	offshore associates (ie Australian resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:
(i)	in the case of section 128F(5), a dealer, manager or underwriter in relation to the placement of the relevant Notes, or a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii)	in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.
Compliance with section 128F of the Australian Tax Act
Unless otherwise specified in any relevant Final Terms (or another relevant supplement to this Prospectus), the Issuer intends to issue Notes in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.
US and UK resident Noteholders
The Australian government has signed a number of new or amended double tax conventions (“New Treaties”). The New Treaties apply to interest derived by a resident of a Specified Country.
The New Treaties effectively prevent IWT applying to interest derived by:
•	the government of the relevant Specified Country and certain governmental authorities and agencies in the Specified Country; and
•	certain unrelated (1) banks, and (2) other financial institutions which substantially derive their profits by carrying on a business of raising and providing finance, which are resident in the specified Country, by reducing the IWT rate to zero. Under the New Treaties back-to-back loans and economically equivalent arrangements will not obtain the benefit of the reduction in IWT mentioned above and the anti-avoidance provisions in the Australian Tax Act can apply.
Specified Countries means the United States and the United Kingdom. The New Treaty for the United States applies to any interest paid on or after 1 July 2003. The New Treaty for the United Kingdom applies to any interest paid on or after 1 July 2004.
Section 126 of the Australian Tax Act
Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent, on the payment of interest on Notes in bearer form if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes in bearer form held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of those Notes has satisfied the requirements of section 128F of the Australian Tax Act or where IWT is payable. In addition, the Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes in bearer form) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes in bearer form who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia. Where interests in Notes in bearer form are held through Euroclear or Clearstream, Luxembourg, the Issuer intends to treat the operators of those clearing systems as the holders of those Notes for the purposes of section 126 of the Australian Tax Act.

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Payment of additional amounts
As set out in more detail in the relevant Terms and Conditions for the Notes and unless expressly provided to the contrary in the relevant Final Terms (or another relevant supplement to this Prospectus), if the Issuer is at any time compelled or authorised by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the Commonwealth of Australia, in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with the relevant Terms and Conditions.
2	Other tax matters
Under Australian laws as presently in effect:
(a)	income tax — offshore Noteholders — assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income taxes; and
(b)	income tax — Australian Noteholders — Australian residents or non-Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia (“Australian Holders”), will be assessable for Australian tax purposes on income either received or accrued due to them in respect of the Notes. Whether income will be recognised on a cash receipts or accruals basis will depend upon the tax status of the particular Noteholder and the terms and conditions of the Notes. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located; and
(c)	gains on disposal of Notes — Australian Noteholders — Australian Holders will be required to include any gain or loss on disposal of the Notes in their taxable income. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located; and
(d)	gains on disposal of Notes — offshore Noteholders — a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source; and
(e)	deemed interest — there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia. These rules do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident; and
(f)	death duties — no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death; and
(g)	stamp duty and other taxes — no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue of any Notes or transfer of any Notes; and

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(h)	other withholding taxes on payments in respect of Notes — section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 48.5% on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exemption (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of Noteholders in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate); and

(i)	supply withholding tax — payments in respect of the Notes can be made free and clear of the “supply withholding tax” imposed under section 12-190 of Schedule 1 to the Taxation Administration Act; and

(j)	goods and services tax (GST) — neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and
(k)	debt/equity rules — Division 974 of the Australian Tax Act contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. The Issuer intends to issue Notes which are to be characterised as “debt interests” for the purposes of the tests contained in Division 974 and the returns paid on the Notes are to be “interest” for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to affect the Australian tax treatment of holders of Notes; and

(1)	additional withholdings from certain payments to non-residents — section 12-315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1 July 2003. However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible Minister is satisfied that the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations promulgated prior to the date of this Prospectus are not relevant to any payments in respect of the Notes. Any further regulations should also not apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any future regulations to the proceeds of any sale of the Notes will need to be monitored; and
(m)	taxation of foreign exchange gains and losses — Division 775 and 960 of the Australian Tax Act contain rules to deal with the taxation consequences of foreign exchange transactions. The rules are complex and will apply to the Issuer in respect of any Notes denominated in a currency other than Australian dollars as well as any currency hedging arrangements entered into in respect of such Notes. Nevertheless the Issuer ought to be able to manage its position under the rules so that the tax consequences are effectively the same as the commercial position (that is that any net foreign exchange gains and losses recognised for tax purposes should be represented by similar cash gains and losses).
The rules may also apply to any Noteholders who are Australian residents or non-residents that hold Notes that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such Noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

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New Zealand Taxation
The following is a summary of the New Zealand taxation treatment at the date of the Prospectus of payments of interest on New Zealand Domestic Notes and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of New Zealand Domestic Notes. Prospective holders of New Zealand Domestic Notes who are in any doubt as to their tax position should consult their professional advisers.
Under section NF 1(2) of the New Zealand Income Tax Act 2004 (“New Zealand Tax Act”), the resident withholding tax (“RWT”) rules potentially apply to all interest paid to New Zealand residents (or non-residents engaged in business in New Zealand through a fixed establishment in New Zealand). Any payment of interest on New Zealand Domestic Notes to a New Zealand resident (or such non-resident with a branch in New Zealand) will be resident withholding income which is subject to the RWT rules.
Under section NF 9 of the New Zealand Tax Act, certain categories of persons can apply for certificates of exemption from RWT. Interest paid to holders of valid certificates of exemption is not subject to the RWT rules. For the Issuer to be satisfied that this exemption applies to the payment of interest on a New Zealand Domestic Note:
(a)	the Issuer must be satisfied that the holder of the New Zealand Domestic Note is a registered bank under the Reserve Bank of New Zealand Act 1989; or

(b)	the Issuer must have seen a copy of a certificate of exemption issued to the holder.
If the Issuer is not satisfied that the holder has a valid certificate of exemption, the Issuer will deduct RWT from the payment of interest on the New Zealand Domestic Notes. The rate of RWT deducted from the interest will normally be 19.5 per cent, (provided the holder has furnished its tax file number) but recipients can elect for a higher rate to be deducted.
If the holder is not:
(a)	tax resident in New Zealand; nor

(b)	engaged in business in New Zealand through a fixed establishment in New Zealand; nor

(c)	a resident of one of the following countries (which have double taxation agreements in effect with New Zealand at the date of the Prospectus): Australia; Belgium; Canada; China; Denmark; Finland; France; Germany; Ireland; Norway; Spain; Switzerland; Taiwan; the United Kingdom and the United States of America (“Relevant DTA Countries”),
the Issuer must deduct non-resident withholding tax (“NRWT”) from the interest paid on the New Zealand Domestic Notes. If the interest is non-resident withholding income, it is excluded from resident withholding income and RWT does not have to be deducted.
The holder of a New Zealand Domestic Note must provide the Issuer with such evidence of the holder’s residence in a Relevant DTA Country as the Issuer may require. If the Issuer is not satisfied as to the holder’s residence in a Relevant DTA Country, the Issuer will deduct NRWT from the payment of interest on the New Zealand Domestic Notes.
As set out in more detail in Condition 22 (“Taxation”) of the Notes, if the Issuer at any time is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer shall make such deductions and there will be no grossing-up of the payment.
The Issuer has been advised that under New Zealand laws as presently in effect:
(A)	assuming the holder of a New Zealand Domestic Note is a New Zealand tax resident (or is engaged in business in New Zealand through a fixed establishment in New Zealand) and is the holder of a certificate of exemption from RWT, payment of principal and interest to that holder will not be subject to deduction of New Zealand resident withholding tax. However, such a holder will be subject to income tax, under the financial arrangements “accrual rules” in Part EH of the New Zealand Tax Act, in

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respect of any accruing (or realised) gains arising from investment in (or sale of) the New Zealand Domestic Note;

(B)	in the case of a holder of a New Zealand Domestic Note who is neither tax resident in New Zealand nor engaged in business in New Zealand through a fixed establishment in New Zealand nor a resident of a Relevant DTA Country, payment of interest will be subject to deduction of NRWT. That NRWT will be a final tax applied by New Zealand in respect of interest derived by such a holder. Such a holder may be, but is unlikely to be, subject to New Zealand income tax on any other gains derived from holding the Note, such as gains on sale;
(C)	as New Zealand does not impose any stamp duty (or similar issue or registration tax) and does not impose death duties, no New Zealand stamp duty or death duty will apply to any New Zealand Domestic Note or any holder of a New Zealand Domestic Note; and
(D)	New Zealand goods and services tax will not apply in respect of any payments made on a New Zealand Domestic Note.
The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross.

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Clearing and settlement
Euroclear
The Euroclear System was created in 1968 to hold securities for participants in Euroclear (“Euroclear Participants”) and to effect transactions between Euroclear Participants through immobilisation of certificates and simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
The Euroclear System is operated by Euroclear Bank S.A./N.A. (“Euroclear Operator”).
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the terms and conditions governing use of Euroclear, the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transactions of securities and cash within Euroclear, withdrawal of securities and cash from the system and receipts of payments with respect to securities in the system. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Eurociear Operator acts under the Euroclear Terms and Conditions only with Euroclear Participants themselves, and has no record of or relationship with persons holding through Euroclear Participants.
Distributions with respect to interests in Global Notes held through Euroclear will be credited to the Euroclear cash accounts of Euroclear Participants to the extent received by the Euroclear Operator’s depositary, in accordance with the Eurociear Terms and Conditions. The Euroclear Operator will take any other action permitted to be taken by a holder of any Global Notes on behalf of a Euroclear Participant only in accordance with the Euroclear Terms and Conditions.
Clearstream, Luxembourg
Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) is incorporated under the laws of Luxembourg as a professional depositary and provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg holds securities and provides clearing services for its participating organisations (“Clearstream, Luxembourg Participants”). Securities transfers are effected through book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg Participants are recognised financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg, Participant, either directly or indirectly.
Austraclear System (Australia)
Austraclear Limited began operation of the Austraclear System in Australia in 1984. Austraciear Limited is an unlisted public company owned by financial institutions and other market participants. It operates the national central securities depositary to the Australian money market and registry for government, semi-government and private sector debt securities lodged with the Austraclear System. Through its proprietary Financial Transactions Recording and Clearance Systems (FINTRACS) software, the Austraclear System electronically clears and settles most debt securities traded in the Australian money market and capital market.
The rights and obligations of Austraclear Limited and participants under the Austraclear System are created by contract, as evidenced through the Austraclear System Regulations and Operating Manual, User Guides and instructions and directions contained within the Austraclear System (“Austraciear Rules”).

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Under the Austraclear System, a wide range of eligible debt instruments may be “lodged” with Austraclear Limited and either immobilised in its vaults which are located in Austraclear Limited’s branch offices in Sydney and Melbourne (if they are in physical form), or recorded on an electronic register. Through the Austraclear System, ownership of these “physical” or “discount” debt instruments (Paper Securities) and “non-physical” or “fixed interest” debt instruments (Non-Paper Securities) is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a real-time gross settlement (“RTGS”) system, operated by the Reserve Bank of Australia (“RBA”) and linked to the Austraclear System.
The Austraclear System relies upon both parties to a transaction entering trade details into computer terminals that the System then matches before effecting settlement. As well as facilitating securities settlements the Austraclear System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.
As transactions currently processed through the Austraclear System are made on a RTGS basis, the cash settlement of transactions in debt securities, will be settled individually on a real time gross basis through institutions’ exchange settlement accounts (held at the Reserve Bank of Australia). A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.
Austraclear New Zealand System
Since 1990, the Reserve Bank of New Zealand (“RBNZ”) has operated the Austraclear New Zealand System in New Zealand out of its Financial Services Group. The Austraclear New Zealand System electronically clears and settles most debt and equity securities issued by the New Zealand Government, local authorities and other public and private sector issuers traded in the New Zealand money market and capital market.
The rights and obligations of the RBNZ as operator of the Austraclear New Zealand System and participants under the Austraclear New Zealand System are created by contract, as evidenced through the Austraclear New Zealand System Rules and the Austraclear New Zealand Operating Guidelines (“Austraclear New Zealand Rules”).
Under the Austraclear New Zealand System, a wide range of eligible New Zealand dollar-denominated securities (debt instruments and equities) may be “lodged” with New Zealand Central Securities Depositary Limited (“NZCSD”), a custodian that is wholly owned by the RBNZ, and recorded on an electronic register. Through the Austraclear New Zealand System, ownership of these debt instruments is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a RTGS system, operated by the RBNZ.
The Austraclear New Zealand System relies upon both parties to a transaction entering trade details into computer terminals that the Austraclear New Zealand System then matches before effecting settlement. As well as facilitating securities settlements, the Austraclear New Zealand System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.
As transactions currently processed through the Austraclear New Zealand System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a RTGS basis through the institutions’ Austraclear New Zealand System cash account that clears through their respective banks’ exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBNZ. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.
The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross. As described in more detail above, under “New Zealand Taxation”, interest paid to holders of valid certificates of exemption is not subject to the New Zealand RWT rules. In order for this exemption to apply to the payment of interest on a New Zealand Domestic Note, the New Zealand Registrar must have seen a copy of a certificate of exemption issued to the holder or if the New Zealand Domestic Note is held through a

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nominee member of the Austraclear New Zealand System, to the nominee. However, the RBNZ will allow a member of the Austraclear New Zealand System that is non-resident in New Zealand and does not hold a certificate of exemption from RWT to hold only New Zealand government securities.
Accordingly, in practice:
(i)	a holder of a New Zealand Domestic Note lodged in the Austraclear New Zealand System must provide evidence to the RBNZ that it is the holder of a certificate of exemption from RWT; or

(ii)	the holder must hold the New Zealand Domestic Note through a nominee member of the Austraclear New Zealand System that has itself provided that evidence to the RBNZ; or

(iii)	(where a New Zealand Domestic Note is traded from the Austraclear New Zealand System to either Euroclear or Clearstream, Luxembourg, in which case the New Zealand Domestic Note remains within the Austraclear New Zealand System (see below)), Westpac Nominees -NZ- Limited (“Westpac Nominees”), which acts as agent for Euroclear, and ANZ Nominees Limited (“ANZ Nominees”), which acts as agent for Clearstream, Luxembourg, manage any related interest withholding tax that is legally required in relation to the relevant payment; in this case, each of Euroclear and Clearstream, Luxembourg is responsible for advising Westpac Nominees or ANZ Nominees, as the case may be, of the tax status of its holder as the beneficial owner of the New Zealand Domestic Note.
Cross-market trading — Austraclear System
The Austraclear System in Australia is a participant in the Euroclear System and the Clearstream, Luxembourg (each a “Clearance and Settlement System”). The Austraclear Australian Rules provide for members of the Austraclear System to lodge, take out (“uplift”) and record transactions in respect of entitlements to certain bonds, notes, certificates of deposit and commercial paper issued in the Euromarkets (“Eurosecurities”). Members of the Austraclear System will acquire an equitable interest (a “Euroentitlement”) in the rights which the Austraclear System acquires to the relevant Eurosecurities. A Euroentitlement will be lodged in the Austraclear System by the member arranging for the transfer of the Eurosecurities to the account of Austraclear System with the relevant Clearance and Settlement System. It will not be possible for members to subscribe for a Eurosecurity through the Austraclear System. Once a Euroentitlement is lodged with the Austraclear System the member can deal with the Euroentitlement in much the same way as other securities lodged with the Austraclear System.
The Austraclear System will establish a separate account in Australia through which it will receive and disburse payments to members who hold Euroentitlements. Payments received by the Austraclear System in respect of Eurosecurities relating to Euroentitlements will be paid by the Austraclear System to the relevant member for value on the same day that payment is made by the issuer of the related Eurosecurities.
Euroentitlements will be able to be uplifted from the Austraclear System by the Austraclear System transferring the related Eurosecurity to the account of another participant in the relevant Clearance and Settlement System.
At present the provisions do not provide for a two-way link. The provisions will only apply to securities issued in the Euromarkets. Accordingly, the new arrangements will not apply to instruments issued in the Australian domestic markets.
Cross-market trading — Austraclear New Zealand System
Westpac Nominees acts in New Zealand as the agent for Euroclear, and ANZ Nominees as the agent for Clearstream, Luxembourg for New Zealand dollar-denominated fixed interest and registered discount securities issued in the New Zealand domestic markets and initially lodged with the Austraclear New Zealand System. Unlike the Austraclear System in Australia, the RBNZ is not a participant in Euroclear or Clearstream, Luxembourg. If a security is traded from the Austraclear New Zealand System into Euroclear or Clearstream, Luxembourg, the security is transferred from the account of the relevant member of the Austraceear New Zealand System into the pool account of Euroclear or Clearstream, Luxembourg, as the case may be, within the Austraclear New Zealand System. Legal ownership of the security remains with NZCSD and only the beneficial entitlements to the security changes. That is, the security always remains lodged within the Austraclear New Zealand System and is not “uplifted” into Euroclear or Clearstream, Luxembourg. The relevant participant in Euroclear or Clearstream, Luxembourg acquires an equitable interest in the rights which Euroclear or Clearstream, Luxembourg acquires to the relevant security.

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On advice from Euroclear or Clearstream, Luxembourg, Westpac Nominees or ANZ Nominees, as the case may be, enters and settles transactions in the Austraclear New Zealand System with its New Zealand member, then advises Euroclear or Clearstream, Luxembourg electronically via SWIFT. Any payments of funds are cleared by Euroclear’s or Clearstream, Luxembourg’s New Zealand bank.
At present, the Austraclear New Zealand System does not provide for a two-way link with Euroclear and Clearstream, Luxembourg. The Austraclear New Zealand System enables New Zealand Domestic Notes initially lodged within the Austraclear New Zealand System to be traded to Euroclear and Clearstream, Luxembourg accounts through their respective New Zealand agents. It is not possible at present for New Zealand dollar-denominated Eurosecurities initially lodged within Euroclear and/or Clearstream, Luxembourg to be traded into the Austraclear New Zealand System or to be subscribed through the Austraclear New Zealand System.
The Canadian Depository for Securities Limited (“CDS”)
CDS was incorporated in 1970 and is Canada’s national securities clearing and depository services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer- automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks (including the Canadian Subcustodians (defined below)), investment dealers and trust companies and may include some Dealers. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralise securities clearing functions through a central securities depositary.
CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of “over the counter” trading in equities and bonds.
Global clearance and settlement procedures
Initial settlement for Notes settling and clearing in CDS will be made in immediately available Canadian dollar funds.
Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Notes directly through any of CDS (in Canada), or (if so indicated in the applicable Final Terms) Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organisations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule 1 chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS.
Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.
Transfers between CDS and Clearstream, Luxembourg or Euroclear
Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of Notes and cross-market transfers of Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.
Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require

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delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to CDS or the Canadian Subcustodians.
Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg Participants or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

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Summary of provisions relating to Euro Notes while in
Global Form
This summary relates to the issue by the Issuer of Notes in bearer form (“Euro Notes”) pursuant to the Euro Fiscal Agency Agreement dated 31 October 2001 as amended and restated on 15 October 2002 as amended and restated or supplemented from time to time between the Issuer and the Fiscal Agent and Canadian Domestic Notes in registered form pursuant to a Canadian Registry Services Agreement and having the benefit of the Deed of Covenant dated 12 October 2006 executed by the Issuer. All capitalised terms that are not defined in this summary have the meaning given to them in the “Terms and Conditions of the Notes”.
1	Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (“Common Depositary”), or the initial registration in the name of nominees for Euroclear and Clearstream, Luxembourg or any other agreed clearing system, or a common nominee, and delivery of the relevant Global Registered Note(s) to the appropriate depositories, or a Common Depository, Euroclear or Clearstream, Luxembourg or such other agreed clearing system will credit each subscriber with a principal amount of Notes equal to the principal amount for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Notes issued in bearer form will initially be issued in the form of a Temporary Global Note or a Permanent Global Note as indicated in the applicable Final Terms, which in either case, will be deposited on or prior to the original issue date to a Common Depositary.

Notes issued in registered form which are held in Euroclear and Clearstream, Luxembourg or any other agreed clearing system, will be registered in the name of a nominee for such system or a common nominee for both systems and the relevant Global Registered Note will be delivered to the appropriate depository or a Common Depository, as the case may be.

2	Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

3	Payments

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interest in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, have given a like certification (based on the certifications it has received) to the Fiscal Agent.

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Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.
4	Exchange

4.1	Temporary Global Notes

Each Temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Euro Fiscal Agency Agreement for interests in a Permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Bearer Notes.

If:
(a)	a Permanent Global Note has not been delivered or its principal amount increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or

(b)	Definitive Bearer Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Note has requested exchange of the Temporary Global Note for Definitive Notes; or

(c)	a Temporary Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of a Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligations to deliver a Permanent Global Note or increase the principal amount thereof or deliver Definitive Notes, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under a deed of covenant dated 12 October 2006 (“Deed of Covenant”) executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Note became void, they had been the holders of Definitive Bearer Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.
4.2	Permanent Global Notes

Each Permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under “Partial Exchange of Permanent Global Notes”, in part for Definitive Bearer Notes:
(a)	if the relevant Final Terms provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; and

(b)	otherwise, (i) if the Permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”) and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or

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in fact does so or (ii) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.
If:
(a)	Definitive Bearer Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Note has duly requested exchange of the Permanent Global Note for Definitive Bearer Notes; or

(b)	a Permanent Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Permanent Global Note in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights under it (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Deed of Covenant). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.
4.3	Partial exchange of Permanent Global Notes

For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such Permanent Global Note will be exchangeable in part on one or more occasions for Definitive Bearer Notes (a) if principal in respect of any Notes is not paid when due or (b) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly Paid Notes.

4.4	Registered Global Notes

Registered Global Notes will be exchangeable in whole (or in part if the Registered Global Note is held by or on behalf of Euroclear and/or Clearstream, Luxembourg or any other agreed clearing system and the rules of such clearing system then permit) for definitive Registered Notes only in the limited circumstances set out in the Registered Global Note, at the cost and expense of the Issuer.

4.5	Delivery of Notes

On or after any due date for exchange the holder of a Global Note in bearer form may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any such Global Note, or the part of it to be exchanged, the Issuer will deliver, or procure the delivery of, a Permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a Temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a Permanent Global Note to reflect such exchange.

In this Prospectus, “Definitive Notes” means, in relation to any Global Note, the definitive Bearer Notes or the definitive Registered Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the schedules to the Euro Fiscal Agency Agreement or the Canadian Registry Services Agreement, as the case may be. On exchange in full of each Permanent Global Note, the Issuer

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will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.
4.6	Exchange Date

“Exchange Date” means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

5	Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, or any other agreed clearing system as the case may be.

Interests in Global Notes in bearer form will be transferable in multiples of €50,000 (or its equivalent in other currencies) unless otherwise specified in the Final Terms.

6	Conditions applicable to Global Notes

Each Global Note contains provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:
(a)	Meetings: The holder of a Permanent Global Note or Registered Global Note shall (unless such Permanent Global Note or Registered Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, the holder of a Permanent Global Note or Registered Global Note shall be treated as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged.

(b)	Cancellation: Cancellation of any Note represented by a Permanent Global Note or Registered Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant Permanent Global Note or Registered Global Note.

(c)	Purchase: Notes represented by a Permanent Global Note or Registered Global Note may be purchased by the Issuer or any of its Subsidiaries at any time in the open market or otherwise and at any price.

(d)	Issuer’s call options: Any option of the Issuer provided for in the Conditions of the Notes while such Notes are represented by a Global Note shall be exercised by the Issuer giving notice to the holders within the time limits set out in and containing the information required by the Conditions, except that the notice is not required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes is required. If any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes are governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

(e)	Investors’ put option: Any option of the holders provided for in the Conditions of any Notes while such Notes are represented by a Global Note may be exercised by the holder of such Global Note, giving notice to the Principal Paying Agent or Registrar, as the case may be, within the time limits relating to the deposit of Notes with the Principal Paying Agent or Registrar, as the case may be, substantially in the form of the notice available from the Principal Paying Agent or any Paying Agent or Registrar, as the case may be, except that the notice is not required to contain the serial numbers of the Notes in respect of which the option

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has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting for notation the Global Note to the Fiscal Agent or Registrar, as the case may be.
7	Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Prospectus, but will be contained in the relevant Final Terms and accordingly in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Temporary Global Note representing such Notes may be exchanged for any interest in a Permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

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Sale and subscription
Summary of Dealer Agreement
Subject to the terms and on the conditions contained in a Dealer Agreement dated 31 October 2001 as amended and/or restated from time to time (“Dealer Agreement”) between the Issuer and the Arranger, the Notes will be offered by the Issuer to the Dealers. The Notes may be resold at prevailing market prices, or at related prices, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that may be jointly and severally underwritten by two or more Dealers.
The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes and to pay the Dealers certain fees and commissions. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for Notes in certain circumstances prior to payment for such Notes being made to the Issuer.
Selling Restrictions
United States of America Regulation S Category 2; TEFRA D
The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act.
Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.
Regulation S provides a non-exclusive safe harbour from the application of the registration requirements of the Securities Act.
Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.
Each Dealer (and each subsequent Dealer appointed under the Program) will agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes,
(a)	as part of their distribution at any time or

(b)	otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar or the Canadian Registrar (as the case may be) or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar or the Canadian Registrar (as the case may be) or the Issuer shall notify each such Dealer when all such Dealers have so certified), within the United States or to or for the account or benefit of U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the relevant distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to or for the account or benefit of U.S. persons.
In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.
Each issue of Index Linked Interest Notes and Dual Currency Notes is subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers agree as a term of the issue and purchase of such Notes, which additional selling restrictions will be set out in the applicable Final Terms. The Dealers have

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agreed that they will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.
European Economic Area
Unless otherwise stated in this Sale and Subscription section, in relation to each EEA State which has implemented the Prospectus Directive (each a “Relevant EEA State”), each Dealer has represented, warranted and agreed, and subsequent Dealer appointed under the Program will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant EEA State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant EEA State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant EEA State:
(a)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant EEA State or, where appropriate, approved in another Relevant EEA State and notified to the competent authority in that Relevant EEA State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of:
(i)	an average of at least 250 employees during the last financial year;

(ii)	a total balance sheet of more than €43,000,000; and

(iii)	an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(d)	at any time in any other circumstances which do not require the publication by any Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EEA State by any measure implementing the Prospectus Directive in that EEA State.
United Kingdom
Each Dealer will represent, warrant and agree, and each subsequent Dealer appointed under the Program will be required to represent, warrant and agree, that:
(a)	in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)	it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) FSMA does not apply to the Issuer; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the any Notes in, from or otherwise involving the United Kingdom.

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Japan
The Notes have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the “Securities and Exchange Law”) and each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that is has not, directly or indirectly, offered or sold and will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Switzerland
In connection with the initial placement of any notes in Switzerland, each Dealer has agreed and each additional Dealer appointed under the Program will be required to agree, that the Notes have not been offered or sold and will not be offered or sold in Switzerland save for to a limited group of persons within the meaning of the Art. 652a(2) of the Swiss Code of Obligations of 30 March, 1911 (as amended).
Commonwealth of Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia) in relation to the Program or the Notes has been or will be lodged with the Australian Securities and Investments Commission. Each Dealer will represent and agree that, unless the relevant Final Terms provides otherwise, it:
(a)	has not offered or invited applications, and will not offer or invite applications for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b)	it has not distributed or published, and will not distribute or publish, the Prospectus or any other offering material or advertisement relating to the Notes in Australia, unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in other currencies) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, and (ii) such action complies with all applicable laws, regulations and directives, and (iii) does not require any document to be lodged with ASIC.
New Zealand
Each Dealer will represent and agree that:
(a)	it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b)	it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes, in each case in New Zealand other than:
(i)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(ii)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(iii)	to persons who are each required to pay a minimum subscription price of at least N.Z.$500,000 for the Notes before the allotment of those Notes (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

107

(iv)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).
Singapore
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended (the “Securities and Futures Act”). Each Dealer has represented, warranted and agreed that the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may the Prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.
Each Dealer has further represented, warranted and agreed to notify (whether through the distribution of this Prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes or otherwise) each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased Notes from and through that Dealer, namely a person who is:
(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act except:
(a)	to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b)	where no consideration is given for the transfer; or

(c)	by operation of law.
The Netherlands
Each Dealer has represented and agreed that any Notes with a maturity of less than 12 months will either have a minimum denomination of EUR 50,000 or be offered in the Netherlands in circumstances where another exemption or a dispensation from the requirement to make a prospectus publicly available has been granted under Article 4 of the Securities Transactions Supervision Act 1995 (“Wet toezicht effectenverkeer 1995”)
Italy
The offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Prospectus or of any other document relating to the Notes be distributed in the Republic of Italy, except:
(a)	to professional investors (operatori qualificati), as defined in article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as successively amended; or

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(b)	in circumstances which are exempted from the rules on solicitation of investments pursuant to article 100 of legislative decree No. 58 of 24 February 1998 (the Financial Services Act) and article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as successively amended.
Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus or any other document relating to the Notes in the Republic of Italy under (a) or (b) above must:
(i)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislation decree No. 385 of 1 September 1993 (“Banking Act”);

(ii)	in compliance with article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending on inter alia, the aggregate value of the value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii)	in accordance with any other applicable laws or regulations.
Canada
The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will represent that:
(a)	it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with the applicable securities laws;

(b)	it has not and will not distribute or deliver the Prospectus, or any other offering material in connection with any offering of Notes in Canada, other than in compliance with the applicable securities laws.
General
These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the relevant Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Prospectus.
No action has been taken or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution or making available of the Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.
Each Dealer will agree that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, distributes or delivers Notes or has in its possession or distributes or makes available the Prospectus, any other offering material or any Final Terms and the Issuer nor any other Dealer shall have responsibility for them.
With regard to each Tranche, the relevant Dealer(s) will comply with such other additional restrictions as the Issuer and the relevant Dealer(s) agree and are set out in the relevant Final Terms.

109

Form of Final Terms
Set out below is a proforma Final Terms which, subject to completion and amendment, will be issued in respect of issues of Notes under the Program. Text in this section appearing in italics does not form part of the form of the Final Terms but denotes directions for completing the Final Terms.
Final Terms dated [               ]
Telstra Corporation Limited
(ABN 33 051 775 556)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the unlimited
Debt Issuance Program
Part A — Contractual Terms
Terms used in this document are deemed to be defined as such for the purposes of the Conditions (the Conditions) set forth in the Prospectus dated 12 October 2006 [and the supplemental Prospectus dated [date]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (“Prospectus Directive”). This document constitutes the Final Terms of the Notes described in it for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus [(as so supplemented)]. The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing on the Issuer’s website, www.telstra.com.au.
The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.
Terms used in this document are deemed to be defined as such for the purposes of the Conditions (the Conditions) set forth in the Prospectus dated 12 October 2006 [and the supplemental Prospectus dated [date]]. This document constitutes the Final Terms of the Notes described in it for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (“Prospectus Directive”) and must be read in conjunction with the Prospectus [(as so supplemented)]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses [(as so supplemented)]. The Prospectuses [and the supplemental Prospectuses] [is] [are] available for viewing on the Issuer’s website, www.telstra.com.au.
[Include whichever of the following apply or specify as “Not Applicable “ (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or subparagraphs. For Zero Coupon Notes with a maturity of less than 365 days, complete only paragraphs 1, 2, 3, 4, 5, 6, 7(i), 8, 10,14(i), 19, 26, 33 and 35 in Part A and paragraphs 10 and 11 in Part B. Italics denote guidance for completing the Final Terms.]
[When completing any Final Terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

1	Issuer:		Telstra Corporation Limited

2	(i)	Series Number:	[ ]

	(ii)	Tranche Number:	[ ]

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[If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible]

3	Specified Currency or Currencies:		[ ]

4	Aggregate Nominal Amount:

	(i)	Series:	[ ]

	(ii)	Tranche:	[ ]

5	Issue Price:		[ ] per cent of the Aggregate Nominal Amount [plus accrued interest from [insert date] [in the case of fungible issues only, if applicable]]

6	Specified Denomination(s):		[For so long as the Notes are in global form and Euroclear Bank S.A./N.V. (“Euroclear”), and Clearstream Banking, société anonyms (“Ciearstream, Luxembourg”) so permit, the Notes are tradeable in minimum Specified Denominations of [insert Specified Currency] [insert denomination above EUR50,000, or its equivalent in other currencies] and integral multiples of [insert Specified Currency] [insert integral multiple below EUR1,000, or its equivalent in other currencies] in excess thereof, subject to the provisions in item 26 below].

[N.B. Only applicable when Notes in bearer form are issued in Specified Denominations of EUR50,000 plus EUR1,000, or its equivalent in other currencies]

[Notes (including Notes denominated in Sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom, or whose issue otherwise constitutes a contravention of section 19 FSMA and which have a maturity of less than one year must have a minimum denomination of £100,000 (or its equivalent in other Specified Currencies).]

[If the Notes admitted to trading on an exchange in the EEA or are offered to the public in an EEA State then the equivalent denomination for Notes denominated in an EEA currency other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

[In the case of Canadian Domestic Notes, this means the minimum integral amount in which transfers can be made.]

7	(i)	Issue Date:	[ ]

	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]

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8	Maturity Date:	[Fixed rate — specify date Floating rate — specify Interest Payment Date falling in the relevant month and year]

9	Record Date	In the case of payments of interest, the close of business in the place where the relevant Register is maintained on the fifteenth [for Canadian Domestic Notes] [eighth] [for Australian Notes] [tenth] [for New Zealand Notes] calendar day before the relevant date for payment or any date so described in the relevant Final Terms. [Applicable to Canadian Domestic Notes, and Australian and New Zealand Domestic Notes only. Do not amend unless relevant Clearing System approves]

10	Interest Basis:	[Fixed Rate]

[Specify reference rate +/- [ ]% Floating Rate]

[Zero Coupon]

[Index Linked Interest]

[specify other]

(further particulars specified below)

11	Redemption/Payment Basis:	[Redemption at par]

[Index Linked Redemption]

[Dual Currency]

[Partly Paid]

[Instalment]

[specify other]

[N.B. If the Final Redemption Amount is less than 100 per cent, of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII of the Prospectus Directive Regulation will apply. This is not the only circumstance in which Annex XII will apply]

12	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for change of Notes into another interest or redemption/payment basis]

13	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]

14	(i) Status of Notes:	Senior

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	(ii)	[Date [Board] approval for issuance of Notes obtained:	[ ]

[N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes]

15	Listing:		[London/Autralia/other (specify)/None]

16	Method of distribution:		[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Fixed Rate[(s)] of Interest:	[ ] per cent. per annum [payable annually/semi-annually/quarterly/monthly] in arrears.]

	(ii)	Interest Payment Date(s):	[[ ] in each year, up to and including the Maturity Date] [adjusted in accordance with [specify Business Day Convention and any applicable Additional Financial Centre(s) for the definition of Business Day]/not adjusted]. (Amend as applicable for any long or short coupons.) (Note that the Principal Financial Centre(s) for the Specified Currency are referred in the Condition 34.1)

	(iii)	Fixed Coupon Amount[(s)]:	[ ] [per Note of [ ] Specified Denomination]

	(iv)	Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amounts]

	(v)	Day Count Fraction:	[30/360]/[Actual/Actual (ICMA)]/[RBA Bond Basis]/[NZ Govt Bond Basis]/[Actual/365] [specify other]/ [If none of these options applies, give details]

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details] [Consider if day count fraction, particular for euro denominated issues, should be on an Actual/Actual (ICMA) basis.]

18	Floating Rate Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate]

	(i)	Interest Period(s)/ Interest Payment Date(s):	[Specify dates (or if the Applicable Business Day Convention is the FRN Convention) applicable number of months.

(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/(specify other) and specify whether [(adjusted)/(no adjustment)]
Specify unless no adjustment is required in which case “no adjustment”. If nothing is specified there will be No

113

adjustment. Care should be taken to match the maturity date (as well as other key dates) of the Notes with any underlying swap transactions. Since maturity dates do not automatically move with business day conventions under ISDA, it may be necessary to specify “No adjustment”) in relation to the maturity date of the Notes to disapply the applicable Business Day Convention.

(iii)	Additional Business Centre(s):	[CHF] Zurich, Sydney, Melbourne
[GBP] London, Sydney, Melbourne
[AUD] Sydney, Melbourne
[EUR] TARGET, London, Sydney, Melbourne
[JPY] Tokyo, Sydney, Melbourne
[Not Applicable/give details]
(Note these are in addition to the Principal Financial Centre(s) for the Specific Currency referred to in the Condition 34.1.)

(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/(specify other)]

(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Fiscal Agent]):	[ ]

(vi)	Screen Rate Determination:

	- Reference Rate:	[For example, LIBOR, EURIBOR or BBSW]

	- Interest Determination Date(s):	[For example, second London business day prior to the start of each Interest Period of LIBOR other than sterling or euro LIBOR, first day of each Interest Period of sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period of EURIBOR or euro LIBOR.]

	- Relevant Screen Page:	[In the case of EURIBOR, if not Telerate Page 248, ensure it is a page which shows a composite rate or amend the fallback provisions appropriately]

(vii)	ISDA Determination:

	- Floating Rate Option:	[ ]

	- Designated Maturity:	[ ]

	- Reset Date:	[ ]

(viii)	Margin(s):	[+/-] [ ] per cent. per annum

(ix)	Minimum Rate of Interest:	[ ] per cent. per annum

(x)	Maximum Rate of Interest:	[ ] per cent. per annum

(xi)	Day Count Fraction:	[ ]

(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[Not applicable/give details]

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19	Zero Coupon Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraph of this paragraph]

	(i)	[Amortisation/Accrual] Yield:	[ ] per cent. per annum

	(ii)	Reference Price:	[ ]

	(iii)	Any other formula/basis of determining amount payable:	[Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 16.5 (“Calculation of Early Redemption Amounts”)]

20	Index Linked Interest Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Index/Formula:	[Give or annex details]

	(ii)	Calculation Agent responsible for calculating the interest due (name and address):	[ ]

	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	[ ]

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] [Need to include a description of market disruption or settlement disruption events and adjustment provisions]

	(iv)	Interest Period(s)	[ ]

	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]

	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ (specify other)]

	(vii)	Additional Business Centre(s):	[Not Applicable/give details]

	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum

	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum

	(x)	Day Count Fraction:	[ ]

21	Dual Currency Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[Give details]

	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

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	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

	(iv)	Person at whose option Specified Currency/Currencies is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

22	Issuer Call Option		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii)	If redeemable in part;

		(a) Minimum Redemption Amount:	[ ]

		(b) Maximum Redemption Amount:	[ ]

	(iv)	Notice period (if other than as set out in the Conditions):	[ ]

[N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agents]

23	Investor Put Option		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii)	Notice period (if other than as set out in the Conditions):	[ ]

[N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agents]

24	Final Redemption Amount		[[ ] per Note of [ ] Specified Denomination /(specify other)/see Appendix]

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25	Early Redemption Amount

	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)	[ ] [If early redemption is variable linked (eg index linked) then additional information needs to be added to this section.]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	[Bearer Notes/Australian Domestic Notes (in uncertificated registered form)/New Zealand Domestic Notes (in uncertificated registered form)/Canadian Domestic Notes (in certified registered form)/[delete as applicable or specify other]]

[Temporary Global Note, which will be deposited with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about the Issue Date and will be exchangeable for interests in a Permanent Global Note on or about the Exchange Date (a date not earlier than 40 days after the Issue Date) upon certification as to non-U.S. beneficial ownership which is exchangeable in whole, but not in part, for Definitive Notes in the limited circumstances specified in the Permanent Global Note.] [Temporary Global Note which will be deposited with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about the Issue Date and will be exchangeable for interests in Definitive Notes on or about the Exchange Date (a date not earlier than 40 days after the Issue Date) upon certification as to non-U.S. beneficial ownership.]

[Permanent Global Note which will be deposited with a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about the Exchange Date (a date not earlier than 40 days after the Issue Date) and will be exchangeable at the option of the bearer for Definitive Instruments on 45 days’ notice in the limited circumstances specified in the Permanent Global Note.] [(N.B. Only applicable when the Issuer issues bearer Notes in Specified Denominations of EUR50,000 plus EUR1,000 or other integrals below EUR50,000, or its equivalent in other currencies).

In the circumstances specified in the terms and conditions of the Notes, interests in the Permanent Global Note will (subject as provided below) be exchangeable in whole, but not in part, for Definitive Notes in minimum Specified Denominations of [insert Specified Currency][insert Specified Denomination in excess of EUR50,000] and integral multiples of [insert Specified Currency][insert Specified Denomination below EUR50,000]. The holder’s right to request the issue of a Definitive Note does not comply if the nominal amount requested is less than the minimum Specified Denomination.

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If Definitive Notes are issued, (a) notwithstanding that some Definitive Notes may be in permitted Specified Denominations which are not integral multiples of [insert Specified Denomination in excess of EUR50,000], Euroclear and Clearstream, Luxembourg will recognize only minimum Specified Denominations of [insert Specified Denomination in excess of EUR50,000] and integral multiples thereof, (b) trading in the Notes will be limited to Definitive Notes in denominations of [insert Specified Denomination in excess of EUR50,000] or integral multiples thereof, and (c) payments of principal and interest on the portion of any Definitive Note that is not an integral multiple of [insert Specified Denomination in excess of EUR50,000] will not be made through Euroclear or Clearstream, Luxembourg. In such circumstance, there may not be any trading market for Definitive Notes that are in Specified Denominations that are not [insert Specified Denomination in excess of EUR50,000] or integral multiples thereof, and payments of principal and interest on the portion of any Definitive Note that is not an integral multiple of [insert Specified Denomination in excess of EUR50,000] will be available only from the Issuer or its Paying Agent.]

27	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details. Note that this item relates to the place of payment, and not interest period end dates, to which item 16(iii) relates]

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details] [Attach further provisions as necessary]

30	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]

31	Notices:	[specify any other means of effective communications]

32	Consolidation provisions	[Not applicable/The provisions [in Condition 29 (“Further issues”)] [annexed to this Final Terms] apply]

33	Governing law:	[English law/Australian Capital Territory law/New Zealand law/specify other]

34	Redenomination, renominalisation and reconventioning provisions:	[Not applicable/The provisions in [Condition 31 (Redenomination, renominalisation and reconventioning”)/ annexed to this Final Terms] apply]

35	Other final terms or special conditions:	[Not Applicable/give details]

[For Zero Coupon Notes with a maturity of less than 365 days, Condition 6 (“Negative pledge”) and Condition 24 (“Events of Default”) should be disapplied.]

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[When adding any other final terms consideration should be given as to whether such terms constitute “significant new factors ” and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

DISTRIBUTION

36	(i) If syndicated, names [and addresses]of Managers [and underwriting commitments]:	[Not Applicable/give names, [addresses and commitments]]

[Addresses of Managers and details of underwriter only required if the Notes fall within Annex XII.]

[If Notes fall within Annex XII, include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis if such entities are not the same as the Managers.]

	[(ii) Date of [Syndication] Agreement:]	[ ] [Only required if the Notes fall within Annex XII]

	(ii) Stabilising Manager (if any):	[Not Applicable/give name]

37	If non-syndicated, name and address of Dealer:	[Not Applicable/give name and address]

38	TEFRA rules	[TEFRA D/Specify other] [NB: TEFRA D rules should apply to issues of Notes unless it is agreed by the Issuer at the time of completion of the Final Terms that TEFRA C rules should apply or that TEFRA D rules should not be applied to a particular issue of Notes]

39	Additional selling restrictions:	[Not Applicable/give details]
POST ISSUANCE REPORTING
[If Notes fall within Annex XXII, include a statement as to whether the Issuer intends to provide post issuance information and, where this is the case, specify what will be reported and where it can be obtained.]
LISTING AND ADMISSION TO TRADING APPLICATION
These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described in this document pursuant to the Prospectus of Telstra Corporation Limited.

119

RESPONSIBILITY
Telstra Corporation Limited (as Issuer) accepts responsibility for the information contained in these Final Terms. [Information on underlying assets] has been extracted from [source]. Telstra Corporation Limited (as Issuer) confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.
Signed on behalf of Telstra Corporation Limited (as Issuer):

By:

Duly authorised officer

120

PART B — OTHER INFORMATION

1.	LISTING

	(i) Listing:	[London/other (specify)/None]

	(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]

[Where documenting a fungible issue need to indicate that original securities are already admitted to trading.]

2.	RATINGS

	Ratings:	The Notes to be issued have been rated:

[S&P: [ ]]

[Moody’s: [ ]]

[[Other]: [ ]]

[Need to include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider and it is not included in the Prospectus.]

[The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.]
3.	NOTIFICATION

The UK Listing Authority [has been requested to provide/has provided] — include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [names of competent authorities of host Member States] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. – Amend as appropriate if there are other interests. This needs to include a description of any interest, including conflicting ones, that is material to the issue, detailing the persons involved and the nature of the interest.]

5.	REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) [Reasons for the offer	[ ]

[This section 5 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies and when the reasons for the offer are not making a profit and/or hedging certain risks.]	(See “Use of Proceeds” wording in the Prospectus — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)]

121

	(ii) [Estimated net proceeds]:	[ ]

[If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.]

	(iii) [Estimated total expenses]:	[ ]. [Include breakdown of expenses]

6.	TOTAL EXPENSES

	Total Expenses:	[ ]

[If not included through section 5 above, include a statement as to the total expenses related to the admission to trading here.]

7.	YIELD (Fixed Rate Notes only)

	Indication of yield:	[ ]

[Calculated as [include details of method of calculation in summary form] on the Issue Date.]

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8.	PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (INDEX-LINKED NOTES ONLY)
[Need to include details of where past and future performance and volatility of the index/formula can be obtained. Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Need to include information setting out the type of underlying and where information in relation to the underlying can be obtained, a description of market or settlement disruption events and adjustment rules.] [This section 8 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.]

9.	PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

[This section 9 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.]

10.	OPERATIONAL INFORMATION

	(i) ISIN Code:	[ ]

	(ii) Common Code:	[ ]

122

(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

(iv)	Austraclear [New Zealand] identification number:	[ ]

(v)	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

(vi)	Delivery:	Delivery [against/free of] payment

(vii)	Additional Agent(s) names and addresses (if any):	[ ]

(viii)	In the case of [Australian/New Zealand/Canadian] Domestic Notes:

[Australian/New Zealand/Canadian] Registrar:
[ ] of [address]]
The Note will be eligible for lodgement into the [Austraclear/Austraclear New Zealand] System/ [The Canadian Depository for Securities Limited (“CDS”)]
Distributions of principal and interest with respect to Notes held through the [Austraclear/Austraclear New Zealand System] will be credited to the cash accounts of members of the [Austraclear/Austractear New Zealand System] in accordance with the regulations and the operating manual applicable to the [Austraclear/Austraclear New Zealand System.]
Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. In such circumstances, [Westpac Custodian Nominees Limited/Westpac Nominees -NZ- Limited] (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the [Austraclear/Austraclear New Zealand System]. [Austraclear Limited/NZCSD] will be [inscribed/ registered] as the Holder of such Notes and will therefore be treated by the Issuer and the [Australian/New Zealand Registrar as the absolute owner of such Notes.
Beneficial interests in the Notes held through CDS will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Transfers of ownership and other interests, including cash distributions of principal and interest, in Notes held in CDS may only be processed through CDS participants and will be completed in accordance with existing CDS rules and procedures.
For so long as any of the Notes held through CDS are represented by a Registered Global Note, CDS & CO., or any other nominee appointed by CDS, shall be registered as the Holder of such Notes and the Issuer, the Canadian Registrar and any Paying Agent shall treat CDS & CO., or any other nominee appointed by CDS, as the sole owner or holder of such Notes for all purposes. Principal and interest payments on the Registered Global Note will be made on behalf of the Issuer by the Canadian Registrar and CDS will distribute the payment received.
The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.

123

11.	PUBLIC OFFER TEST COMPLIANT	The Notes [are issued/are not issued] in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

124

General information
Listing
The admission of the Program to listing on the Official List of the UK Listing Authority and to trading on the Market is expected to take effect on 18 October 2005. Any Tranche of Notes intended to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Market will be so admitted to listing and trading upon submission to the UK Listing Authority and the Market of the relevant Final Terms and any other information required by the UK Listing Authority and the London Stock Exchange, subject to the issue of the relevant Notes. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.
However, Notes may be issued pursuant to the Program which will not be admitted to listing, trading and/or quotation by the UK Listing Authority or the Market or any other listing authority, stock exchange and/or quotation system or which will be admitted to listing, trading and/or quotation by such listing authority, stock exchange and/or quotation system as the Issuer and the relevant Dealer(s) may agree.
Authorisations
The establishment of the Program was authorised as part of the borrowing Program approved on 19 October 2001. The Issuer has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.
Clearing of the Notes
The Notes (other than Australian Domestic Notes, New Zealand Domestic Notes and Canadian Domestic Notes) have been accepted and Canadian Domestic Notes may be accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Series will be specified in the Final Terms relating thereto. The relevant Final Terms shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.
US selling restrictions
Notes (other than Temporary Global Notes, Australian Domestic Notes, New Zealand Domestic Notes and Canadian Domestic Notes) and any Coupon appertaining thereto will bear a legend substantially to the following effect: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person who holds a bearer Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such bearer Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.
Settlement arrangements
Settlement arrangements will be agreed between the Issuer, the relevant Dealer(s) and the Fiscal Agent (if relevant) in relation to each Tranche of Notes.
Legal proceedings
There are no governmental, legal or arbitration proceedings involving the Issuer or any of its subsidiaries (and, so far as the Issuer is aware, no such proceedings are pending or threatened) that have or may have or have had during the twelve months prior to the date of this document, a significant effect on the financial position or profitability of the Issuer and its subsidiaries taken as a whole.

125

Financial information and accounts
Since 30 June 2006, the last day of the financial period for which the most recent audited financial statements of the Issuer have been prepared, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole.
Independent public auditors have audited the Issuer’s financial statements for the four fiscal years ended 30 June 2006 and unqualified opinions have been received. While the auditor for Australian financial reporting purposes was the Australian National Audit Office for the four year period ending on 30 June 2006, the auditor for filings outside Australia has been Ernst & Young for the fiscal years ended 30 June 2006, 30 June 2005, 30 June 2004, 30 June 2003, 30 June 2002 and 30 June 2001. No financial information in this Prospectus other than the financial statements incorporated by reference (see paragraph (a) and (b) of the section headed “Documents Incorporated by Reference” above) has been audited. Where in this Prospectus it indicates that the Issuer’s financial statements have been audited, these statements will have been audited according to Australian auditing requirements. Australian auditing requirements have no significant departures from International Standards on Auditing.
Material Change
There has been no material adverse change in the prospects of the Issuer since 30 June 2006, being the date of the latest published audited financial statements of the Issuer. In addition, there have been no recent events particular to the Issuer which are to a material extent relevant to the evaluation of the Issuer’s solvency.
Program documents
For as long as the Program remains in effect or any Notes are outstanding, copies of the following documents may be inspected during normal business hours at the specified office of the Fiscal Agent, the Paying Agent, the Australian Registrar, the New Zealand Registrar, the Canadian Registrar (in relation to the documents set out in subparagraphs (a), (b), (c), (d), (f), (i), (l), (m) and (n) below only and only once any Canadian Domestic Notes have been issued) and from the principal office of the Issuer, namely:
(a)	the constitution of the Issuer;

(b)	the current Prospectus and any supplementary Prospectus in relation to the Program, together with any amendments;

(c)	any reports, letters or other documents referred to in this Prospectus;

(d)	the Deed of Covenant;

(e)	the Euro Fiscal Agency Agreement;

(f)	the Dealer Agreement;

(g)	the Australian Registry Services Agreement;

(h)	the New Zealand Registry Services Agreement;

(i)	the Canadian Registry Services Agreement;

(j)	the Australian Note Deed Poll;

(k)	the New Zealand Note Deed Poll;

(l)	the accounts and consolidated accounts of the Issuer beginning with the accounts for the years ended 30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006;

(m)	any Final Terms relating to Notes which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system. (In the case of any Notes which are not admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system, copies

126

of the relevant Final Terms will only be available for inspection by a Noteholder (including, for this purpose, any person holding an interest in a Global Note) in respect of such Note); and
(n)	any documents incorporated into this Prospectus by reference (see “Documents Incorporated by Reference” above).
Transparency Directive
EU Directive 2004/109/EC (“Transparency Directive”) was passed on 15 December 2004 and came into force on 20 January 2005. The Transparency Directive must be implemented by Member States of the European Union by 20 January 2007. If the implementation imposes obligations on the Issuer that are unduly burdensome, the Issuer may decide to de-list the Notes from the Official List of the UK Listing Authority and from trading on the Market and may procure admission to listing, trading and/or quotation on such other exchange located outside the European Union.
In the event of a de-listing for this reason, the Issuer will notify the Market and the UK Listing Authority and notice of the de-listing will be published in accordance with Condition 30 (“Notices to Noteholders”) as is agreed between it, the Arranger and relevant Dealers.

127

PRINCIPAL OFFICE OF THE ISSUER
Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000
REGISTERED OFFICE OF THE ISSUER
Level 41
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000
ARRANGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom
AUDITORS OF THE ISSUER
Ernst & Young
8 Exhibition Street
Melbourne Victoria 3000
Australia
FISCAL AGENT AND PAYING AGENT
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
PAYING AGENT
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-l115 Luxembourg
AUSTRALIAN REGISTRAR
Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000
Australia
NEW ZEALAND REGISTRAR
Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020
New Zealand

128

LEGAL ADVISERS
to the Issuer as to
Australian and English law

Mallesons Stephen Jaques Level 50 Bourke Place 600 Bourke Street Melbourne Victoria 3000 Australia	Mallesons Stephen Jaques 6th Floor Alder Castle 10 Noble Street London EC2V 7JX United Kingdom

to the Arranger as to English law	to the Issuer as to New Zealand law	to the Issuer as to Canadian law

Clifford Chance 10 Upper Bank Street London E14 5JJ United Kingdom	Bell Gully Vero Centre 48 Shortland Street Auckland New Zealand	Stikeman Elliott LLP Dauntsey House 4B Frederick’s Place London EC2R 8AB United Kingdom

129

19 October 2006

The Manager
Company Announcements Office
Australian Stock Exchange
4th Floor, 20 Bridge Street
SYDNEY NSW 2000
Office of the Company Secretary
Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA
Telephone 03 9634 6400
Facsimile  03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
2006 Updated New Zealand Commercial Paper Program Information Memorandum
Attached for your information is a copy of the 2006 updated New Zealand Commercial Paper Program Information Memorandum to be issued today by Telstra.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 56
ABN 33 051 775 556

130

TELSTRA CORPORATION LIMITED
(ABN 33 051 775 556)
New Zealand Commercial Paper Program
Information Memorandum
Effective Date: 13 October 2006
Arranger
ANZ National Bank Limited

CONTENTS

IMPORTANT NOTICE	2
PROGRAM SUMMARY	6
DEALER DIRECTORY	8
ISSUER ARRANGER and REGISTRAR	9

2

IMPORTANT NOTICE
Purpose of this Information Memorandum
This Information Memorandum has been prepared solely for private circulation to selected institutions or other sophisticated investors who are able to properly assess the risks and benefits of investing in securities, either as principal or agent. This Information Memorandum is not intended to provide the sole basis of any credit or other evaluation and it is not a recommendation, offer or invitation to purchase any Notes (as described in the Program Summary below).
Copies of this Information Memorandum may be downloaded from the following internet location:
www.telstra.com.au/abouttelstra/investor/treasury/foreign_documentation.cfm
Source of the information
The Issuer accepts responsibility for the information contained in, and has authorised the distribution of, this Information Memorandum. No representation or warranty, expressed or implied as to the accuracy or completeness of any information in this Information Memorandum, or the Accounts (defined below), is made by ANZ National Bank Limited as Arranger or by any of the Dealers.
Neither the Arranger nor the Dealers shall have any liability for any errors or omissions (including for negligence) in this Information Memorandum, and each recipient waives all claims in this regard.
Currency of the information
The information contained in this Information Memorandum, and the information contained in the audited balance sheet and profit and loss accounts of the Issuer in the form most recently published for the time being (the Accounts), have been prepared and are correct:
(a)	in the case of this Information Memorandum, as at the date of this Information Memorandum; and

(b)	in the case of any Accounts, as at the last date of the period to which those Accounts relate,
(in each case, the Effective Date).
The delivery of this Information Memorandum and the Accounts at any time after their Effective Date does not imply that the information contained in this Information Memorandum or those Accounts is correct at any time subsequent to its Effective Date. Accordingly, none of the delivery of this Information Memorandum or the Accounts or any invitation or offer for sale or sale of the Notes is a representation or warranty that:
(a)	there has been no change since the Effective Date of this Information Memorandum or, as the case may be, the Accounts in the affairs or financial condition of the Issuer; or
(b)	the information contained in this Information Memorandum is correct at any time after its Effective Date.
The Issuer has undertaken to the Arranger and the Dealers to update this Information Memorandum if it becomes aware that this Information Memorandum is inaccurate or incomplete in any material respect.

3

Restriction on provision of other information
No person has been authorised by the Issuer to give any information or to make any representation unless it is:
(a)	contained in or consistent with this Information Memorandum;

(b)	comprised of copies of written confirmations of ratings issued by a rating agency in relation to the Notes;

(c)	information that the Issuer has approved in writing or that the Issuer has authorised to be released (unless it has been withdrawn by the Issuer or the Issuer has advised the person that it is incorrect or out of date); or

(d)	information that is in the public domain (unless it has been withdrawn by the Issuer or the Issuer has advised the person that it is incorrect or out of date).
If any other information or representation is given or made, it must not be relied upon as having been authorised by the Issuer, the Arranger or the Dealers.
Recipients must make own investigations and decision
This Information Memorandum has been prepared solely for general information purposes and is not specific advice to any particular recipient or person.
Each recipient of this Information Memorandum is taken to have made its own investigation and appraisal of the condition (financial and otherwise) of the Issuer. Neither the Arranger nor any of the Dealers (nor their respective officers, directors or employees) undertakes to review the business or financial affairs of the Issuer or advise the holders of Notes of any information coming to its attention with respect of the Issuer.
Each recipient of this Information Memorandum must also determine for itself whether to purchase or otherwise acquire any of the Notes without reliance on the Arranger or the Dealers and based on such documentation and information as it deems appropriate at that time.
Dealer disclosures
The Dealers disclose that they, their subsidiaries, directors and employees:
(a)	may have pecuniary or other interests in the Notes and they also have interests pursuant to other arrangements; and

(b)	may receive fees, brokerage and commissions, and may act as principal in any dealing in the Notes.
Australian interest withholding tax
Notes are to be offered for sale in such a way as to satisfy the “public offer test” for Australian tax purposes and therefore qualify for an exemption from Australian interest withholding tax. Therefore, any interest (including notional interest) payable to Noteholders on the Notes should not be subject to Australian interest withholding tax. To ensure compliance with the requirements of the public offer test, prospective Noteholders must notify the Arranger, the Dealers or the Issuer if they are an associate of the Issuer. If the public offer test is not satisfied, Australian interest withholding tax will apply at a rate of 10% to any interest (including notional interest) payable to Noteholder on the Notes.

4

Selling and distribution restrictions
Notes or interests in Notes may only be sold or offered for sale, and this Information Memorandum may only be distributed:
(a)	within New Zealand; and
(b)	(i)	to a person whose principal business is the investment of money or who, in the course of and for the purposes of its business, habitually invests money or who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public; or

	(ii)	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the Notes before the allotment of those Notes (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

	(iii)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).
No Noteholder or person holding an interest in a Note may sell or offer for sale any Note or any interest in a Note except in accordance with paragraphs (a) or (b). By its purchase of a Note or of an interest in a Note, the purchaser agrees to indemnify the Issuer in respect of any expense, loss or liability sustained or incurred by the Issuer as a result of the breach by that person or this restriction.
Transfer restrictions
While the Notes are lodged in the Austraclear New Zealand System, Notes or interests in Notes may only be transferred to a person that satisfies all of the following requirements:
(a)	it is an Austraclear member that is permitted by the Austraclear System to hold Notes (unless the relevant Note has been Uplifted from the Austraclear System as allowed by the terms of the Note — see the Program Summary below);

(b)	it is either:
(i)	a tax resident of New Zealand and has provided an exemption certificate issued under Section NF 9 of the Income Tax Act 1994 or Section NF 9 of the Income Tax Act 2004, or a certified copy of one, to the Registrar; or

(ii)	a registered bank under the Reserve Bank of New Zealand Act 1989; and
(c)	it holds the Note in its own right or as nominee, trustee or agent for the benefit of another person that is also either:
(i)	a tax resident of New Zealand and in respect of which it has provided an exemption certificate issued under NF 9 of the Income Tax Act 1994 or Section NF 9 of the Income Tax Act 2004, or a certified copy of one, to the Registrar; or

(ii)	a registered bank under the Reserve Bank of New Zealand Act 1989.

5

Each beneficial holder of any interest in a Note indemnifies the Issuer against any liability to withhold resident withholding tax or non-resident withholding tax that may be imposed on the Issuer due to a failure to comply with the transfer restrictions in paragraphs (a) to (c).
References to credit ratings
There are references in this Information Memorandum to the corporate credit rating of the Issuer. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency. The credit ratings of the Issuer can be found at:
www. telstra. com. au/abouttelstra/investor/treasury/index.cfm
Documents incorporated by reference
The Accounts are incorporated by reference in, and form part of, this Information Memorandum.
Copies of the Accounts may be downloaded from the following internet location:
www.telstra.com.au/abouttelstra/investor/annual_reports.cfm
All announcements provided by the Issuer to the Australian Stock Exchange Limited pursuant to the Issuer’s continuous disclosure obligations under the Corporations Act 2001 are incorporated by reference in, and form part of, this Information Memorandum. Copies of the announcements may be downloaded from the following internet location:
www.telstra.com.au/abouttelstra/investor/asx_announcements.cfm.
To the extent that a statement contained in a subsequent document which is or is deemed to be incorporated in this Information Memorandum by reference modifies or supersedes any earlier statement, that earlier statement is modified or superseded for the purpose of this Information Memorandum.
Date of this Information Memorandum
This Information Memorandum is dated 13 October 2006.

6

PROGRAM SUMMARY

Issuer	Telstra Corporation Limited ABN 33 051 775 556

Arranger	ANZ National Bank Limited

Dealers	The names and contact details of the current Dealers are contained in the Dealer Directory.

Program	A fully revolving non-underwritten program for the issue of commercial paper (Notes) through the Austraclear New Zealand System.

Program Amount	There is no limit on the aggregate face value of Notes that may be issued under the Program.

Minimum Subscription	The minimum subscription price that may be paid by a Noteholder for the Notes or interests in Notes is NZ$500,000.

Purpose	Proceeds from the issue of Notes will be used for general corporate funding requirements.

Term	The Program continues until terminated by the Issuer giving 10 days’ notice to the Arranger and the Dealers.

Form and denomination of Notes	Notes will be constituted under a Deed Poll of the Issuer dated 13 October 2006 (which in respect of Notes issued on and from 13 October 2006 supersedes and replaces a Deed Poll of the Issuer dated 1 October 2002). Notes will be issued as uncertificated instruments, held on a register operated by the Registrar in accordance with a FINEWISS Registry Agreement dated 13 October 2006. As long as Notes remain in the Austraclear New Zealand System, the only registered Noteholder will be New Zealand Central Securities Depository Limited who will hold the Notes on behalf of Austraclear New Zealand members in accordance with the Austraclear New Zealand Rules.

Notes will only be issued at a discount and will not bear interest. Notes will be denominated in New Zealand Dollars and be issued, subject to the minimum subscription price of NZ$500,000, in denominations of NZ$50,000 or an integral multiple of NZ$50,000, as agreed by the Issuer and the relevant Dealer.

Holding and trading in Notes	Notes may only be held in and traded through the Austraclear New Zealand System in New Zealand in accordance with the Austraclear New Zealand Rules. A Note may only be uplifted from the Austraclear New Zealand System in accordance with the Austraclear New Zealand Rules if the Issuer is subject to certain insolvency events or where, for any reason, Notes otherwise cease to be traded in significant numbers.

Each recipient of the Information Memorandum must make its own

7

enquiries regarding the operation of the Austraclear New Zealand System and the risks associated with owning and dealing in interests in Notes through the Austraclear New Zealand System. The Issuer will not be liable for any loss, liability or expense that any purchaser of an interest in a Note may incur as a result of a failure or ineffectiveness of the Austraclear New Zealand System or the Austraclear New Zealand Rules or of any failure by any person (other than the Issuer) to comply with the Austraclear New Zealand rules.

Notes may only be sold or offered for sale within New Zealand and to tax residents of New Zealand (see Selling and distribution restrictions and Transfer restrictions in Important Notice above for more details and other restrictions).

Tenor of Notes	The tenor of the Notes will be between 4 and 365 days, as agreed by the Issuer and relevant Dealer,

Status of Notes	Notes will constitute unconditional debt obligations of the Issuer and rank equally with all other unsecured and non-subordinated indebtedness of the Issuer except liabilities mandatorily preferred by law.

Registrar	Reserve Bank of New Zealand

PO Box 2498
2 The Terrace
Wellington
New Zealand

Ratings	The credit ratings of the Issuer can be found at:

www.telstra.com.au/abouttelstra/investor/treasury/index.cfm

Governing law	The Notes will be governed by the laws of New Zealand.

Taxes	Investors should obtain their own taxation advice regarding the taxation implications of investing in Notes.

Copies of documents	Copies of the Deed Poll and the FINEWISS Registry Agreement may be downloaded from the following internet location:

www.telstra.com.au/abouttelstra/investor/treasury/foreign_documentation.cfm

Deed Poll	Notes will be issued on the terms and conditions contained in the Deed Poll.

8

DEALER DIRECTORY
ANZ National Bank Limited
Level 28
ANZ Centre
23-29 Albert Street
PO Box 1642
AUCKLAND
Contact: Institutional Dealers
Telephone: (09) 377 9450
Facsimile: (09) 357 4030
Westpac Institutional Bank
Level 15
188 Quay Street
PO Box 934
Auckland
Contact: Institutional Dealers
Telephone: (09) 363 1299
Facsimile: (09) 3673838
Bank of New Zealand
Level 21
State Insurance Tower
1 Willis Street
PO Box 2392
Wellington
Contact: Interest Rate Sales
Telephone: (04) 473 9707
Facsimile: (04) 474 6266

9

ISSUER DIRECTORY
Telstra Corporation Limited
Level 35
242 Exhibition Street
Melbourne Vic 3000
Contact: Corporate Treasurer
Telephone: (03) 9634 8643
Facsimile: (09) 357 4030
www. telstra.com.au/abouttelstra/contact/index. treasury
ARRANGER
ANZ National Bank Limited
Level 28
ANZ Centre
23-29 Albert Street
PO Box 1642
AUCKLAND
Contact: Institutional Dealers
Telephone: (09) 377 9450
Facsimile: (09) 357 4030
REGISTRAR
Reserve Bank of New Zealand
2 The Terrace
PO Box 2498
Wellington
New Zealand
Telephone: 64 4 472 2029
Fax: 64 4 473 8554
LEGAL ADVISERS
Bell Gully
Vero Centre
48 Shortland Street
PO Box 4199
Auckland New Zealand

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SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 20 October 2006